Form 10-K, Exhibit 13
ST JUDE MEDICAL INC
filed 1995-03-31
CIK 203077

EXHIBIT 13

                             ST. JUDE MEDICAL, INC.

                               1994 ANNUAL REPORT


                               Page - Cover Page

Leader in Quality  Products for  Tomorrow's  Health Care

Table of Contents

 1  Financial Highlights
 2  Letter to Shareholders
 4  Q&A with the CEO
 6  Review of Operations
20  Corporate Citizenship and Community Involvement
22  Management's Discussion and Analysis
27  Report of Management
27  Report of Independent Auditors
28  Consolidated Financial Statements
32  Notes to Consolidated Financial Statements
38  Ten-Year Summary of Selected Financial Data
40  Investor Information
41  Leadership and Directors

About the Company St. Jude Medical, Inc., is a global, diversified medical device company with an emphasis on cardiac care products. The Company has three divisions that manufacture and market products: the St. Jude Medical Division, the global leader in heart valves; Pacesetter, Inc., a leader in cardiac rhythm management; and Cardiac Assist, a supplier of open heart surgery assist products. In addition, to foster growth and innovation, the Company has formed alliances with other technology-based medical companies.

The Company's products are sold worldwide in more than 70 countries. St. Jude Medical has eight sales and manufacturing facilities - headquarters and manufacturing in St. Paul, Minnesota; international headquarters in Brussels, Belgium; and other operations located in Los Angeles, California; Chelmsford, Massachusetts; Caguas, Puerto Rico; St. Hyacinthe, Canada; Stockholm, Sweden; and East Kilbride, Scotland. At December 31, 1994, St. Jude Medical employed 2,248 people in 14 countries.

St. Jude Medical, Inc., common stock is traded on the Nasdaq National Market under the symbol STJM. Listed options are traded on the Chicago Board Options Exchange under the symbol SJQ.

On the Cover Pictured on the cover at a recent reunion in Lund, Sweden are, left to right, Dr. Rune Elmqvist, 89, Arne Larsson, age 80, and Dr. Ake Senning, also
80. In 1958, these three men made medical history.

External pacemakers were being used in the late 1950s, but many patients died or experienced complications from ascending infections along the leads. Dr. Senning, a heart surgeon at the Karolinska Hospital in Solna, near Stockholm, Sweden, and Dr. Elmqvist, a medical technician at the Elema operations of the company that became Pacesetter, were collaborating, using newly invented silicon transistor batteries to design a long-lasting implantable pacemaker. They were consulted when Mr. Larsson was admitted to the hospital with advanced bradycardia. He was losing consciousness up to 20 times a day, and an implantable pacemaker was his only hope. Relying on preliminary animal research to determine the proper specifications, Dr. Elmqvist hastened his development efforts and Dr. Senning successfully implanted the new pacemaker in Mr. Larsson on October 8, 1958. Pictured at the top left, Mr. Larsson holds the world's first implantable pacemaker, which saved his life in 1958.

That first implantable pacemaker served as the basis for future generations of pacemakers. The three men often reflect on their roles in the development of a technology that would eventually improve the quality of life of hundreds of thousands of people around the world.

Today, St. Jude Medical is building on leadership positions in both the heart valve market and the cardiac rhythm management market, which has evolved dramatically from that first implantable device that helped Mr. Larsson. Denise Opland, in the picture on the bottom left, is one of the many people whose life has improved dramatically after receiving a St. Jude Medical(R) mechanical heart valve. (For more on Denise Opland, please see page 6.)

                           Page - Inside Front Cover

                              FINANCIAL HIGHLIGHTS

                (Dollars in thousands, except per share amounts)

Year ended December 31                 1994          1993       % Change

Income Statement

Net sales                            $359,640      $252,642        42
Operating profit                       99,299       131,288       (24)
Net income                             79,234       109,643       (28)
Earnings per share                       1.69          2.32       (27)

Profit Margins

Gross                                    71.9%         75.7%
Operating                                27.6          52.0
Net                                      22.0          43.4

Balance Sheet

Cash and marketable securities       $136,968      $368,991       (63)
Property, plant and equipment, net    132,165        47,185       180
Total assets                          919,898       526,817        75
Long-term debt                        255,000            --        NM
Shareholders' equity                  552,218       484,241        14

Financial Condition

Current ratio                           3.9/1        11.0/1
Debt to total capital ratio                32%           --

Note: Results between 1994 and 1993 are not directly comparable due to the Pacesetter acquisition. Results for 1994 include a $40,800 pre-tax and a $25,300, or $.54 per share, after-tax one-time charge for purchased research and development associated with the Pacesetter acquisition. See Note 2 to the financial statements.

[GRAPH]

NET SALES
(Dollars in millions)

1990    $175
1991     210
1992     240
1993     253
1994     360

[GRAPH]

OPERATING PROFIT
(Dollars in millions)

1990    $ 77
1991     101
1992     122
1993     131
1994      99 - *140 (estimated from graphic)

[GRAPH]

NET INCOME
(Dollars in millions)

1990    $ 65
1991      84
1992     102
1993     110
1994      79 - *105 (estimated from graphic)

[GRAPH]

EARNINGS PER SHARE
(In dollars)

1990    $1.35
1991     1.75
1992     2.42
1993     2.32
1994     1.69 - *2.27 (estimated from graphic)

(*) One-time charge for purchased research and development associated with the Pacesetter acquisition

                              TO OUR SHAREHOLDERS

Growth, diversification and solid accomplishments on many fronts characterized St. Jude Medical's performance in 1994. It was truly a momentous year for our company.

We began implementing our long-term strategic diversification plan, taking the first major step to transform St. Jude Medical into a broad-based global leader in the medical device industry. We acquired Siemens Pacesetter and the pacing operations of Siemens-Elema, which constituted the worldwide cardiac rhythm management business of Siemens AG. It was also a year in which St. Jude Medical's heart valve business introduced more new products than in the Company's entire history and continued its unequaled market leadership.

[PHOTO]

In January 1995, President and CEO Ronald A. Matricaria (left) was named Chairman of St. Jude Medical's board of directors. He and other board members continue to rely on the expertise of board member Lawrence A. Lehmkuhl (right), who served as the Company's President and CEO from 1986 to 1993 and retired as Chairman in January.

Our actions clearly buoyed shareholder confidence, as St. Jude Medical's stock price appreciated by 50 percent during the year. This was particularly gratifying, since our most critical priority is creating shareholder value.

Net sales for 1994, which included one full quarter of Pacesetter operations, reached a record $359.6 million. Net income of $79.2 million, or $1.69 per share, compared with $109.6 million, or $2.32 per share, in 1993.

In the fourth quarter, we took a non-cash, after-tax charge to earnings of $25.3 million, or $.54 per share, related to purchased research and development in connection with the Pacesetter acquisition. The one-time charge, which was required by generally accepted accounting principles, will benefit future earnings by reducing goodwill amortization. Without the charge and the negative impact of increased taxes on Puerto Rican income, earnings for 1994 would have been $2.33 per share. We expect the operating results from Pacesetter to be additive to earnings 1995, as they were in the fourth quarter 1994.

We financed the $525 million transaction with Siemens, which was completed September 30, 1994, with a combination of cash and bank debt. We established a $260 million revolving credit line with an 11-bank syndicate. We believe we will be able to pay off the debt within three years from the strong cash flow of the combined Company.

Cardiac rhythm management represents our second major medical technology platform. The Pacesetter acquisition has established a leadership position for us in the $2.4 billion cardiac rhythm management market, which is expected to grow to $4 billion over the next five years. During the fourth quarter 1994, a number of Pacesetter products received FDA clearance for U.S. marketing. Several others recently entered clinical evaluation as Pacesetter strengthens its technological leadership position in the treatment of bradycardia.

For our heart valve technology platform, we minimized the competitive impact from the entry of a competitor into the U.S. market in 1994. We also received International Standards Organization (ISO) certification for our mechanical heart valve facilities and became the first heart valve manufacturer to have the right to use the Commission Europeen (CE) mark on our products.

St. Jude Medical expanded programs to develop and market tissue heart valves during 1994, signing an agreement with Advanced Tissue Sciences, Inc. to pursue joint development of tissue-engineered heart valves and beginning clinical evaluation of two new tissue valve products, the Toronto SPV(TM) and the SJM X-Cell(TM). In addition, we began collaborating with SRI International to develop a next-generation heart valve which could have the ability to grow and change like a natural part of the human body.

It also was an important year for maximizing the talents and contributions of our executives. Eric W. Sivertson, who had managed our heart valve business since 1992 and previously managed our international business, was named president of Pacesetter. Terry L. Shepherd, formerly CEO of the Eli Lilly and Company subsidiary, Hybritech, Inc., joined us to lead our heart valve operations as the new president of the St. Jude Medical Division.

Over the past year, three exceptional individuals joined our board of directors. Walter L. Sembrowich, Ph.D., a founder and co-chairman of Diametrics Medical, Inc., has a strong medical research and technical background. Kenneth G. Langone, founder and managing director of the New York investment banking firm, Invemed Associates, Inc., has extensive financial and technology industry experience. Gail R. Wilensky, Ph.D., who joined the board of directors in January 1995, was deputy assistant to President George Bush for policy development and directed the Medicare and Medicaid programs of the Health Care Financing Administration (HCFA). Lawrence A. Lehmkuhl recently retired from his position as chairman. We deeply appreciate his many years of service to the Company, as well as his continuing role as a director.

In 1995, we are integrating Pacesetter into St. Jude Medical and clearly communicating our five guiding principles to all employees. Those principles are: a strong focus on customer satisfaction; core values that include integrity, honesty, respect for the individual and good corporate citizenship; a work environment characterized by open communication, trust, the ability to take risks and enjoy what we do; decentralized decision-making with an emphasis on cross-functional teams; and accountability and a feeling of ownership.

In 1995, our heart valve business is focused on maintaining leadership in mechanical heart valves, and on innovation. We recently introduced in Europe the new St. Jude Medical(R) mechanical heart valve SJM(R) Masters Series rotatable valve. We expect to receive FDA certification in 1995 for our new Woodridge Carbon Technology Center in St. Paul, Minnesota, which will enable us to internally produce most, if not all, of our pyrolytic carbon mechanical heart valve components. Continued progress in tissue valve clinical trials and next-generation heart valve research are also being emphasized.

Our 1995 expectations for Pacesetter are to maintain technology leadership and to continue to improve its competitive position in bradycardia, while accelerating efforts to enter the tachycardia, electrophysiology and atrial fibrillation segments of the market. During 1995, we will begin global release of many new products including the Trilogy(TM) family of pulse generators.

It is a busy time, and a crucial one for our Company in a changing global marketplace for health care goods and services. We are confident about the future as we focus on market leadership, on being the lowest cost producer and on providing superior therapeutic outcomes and value.

Thank you for your support of St. Jude Medical.

Sincerely,

/s/ Ronald A. Matricaria
Ronald A. Matricaria
Chairman, President and Chief Executive Officer
March 10, 1995

                            GLOBAL COMPETITIVENESS:
    RON MATRICARIA ON THE U.S. MEDICAL DEVICE INDUSTRY AND ST. JUDE MEDICAL

Q: HOW WELL IS THE MEDICAL DEVICE INDUSTRY POSITIONED TO COMPETE IN TODAY'S GLOBAL MARKETPLACE?

A: Under the growing influence of managed care, our industry is becoming more efficient. Cost containment pressures will continue to increase, and we are responding. In fact, I would argue that we are responding much better on our own than if Congress had opted for a government-run single payor system or the complexities of the health care reform plan proposed by the Clinton administration.

[PHOTO]

"As a medical device company executive, I know we will continue to find effective ways to compete. However, as an American I am worried about some of the policies and trends that threaten U.S. competitiveness."

Our industry has become quite nimble and creative in finding the best avenues to compete effectively and efficiently. Health care technology purchases, including medical devices, are a very small part of overall health care spending. The U.S. government's own data shows that technology spending actually declined from 4.7 percent to 4.0 percent of total health care expenditures between 1987 and 1992. Also, federal government statistics indicate that annual health care technology inflation averaged just 2.9 percent between 1985 and 1992 - less than the 3.1 percent annual average increase for the overall Producer Price Index.

Health care technology companies are an extremely important part of our economy. In the early 1990s, U.S. production of health care technology exceeded $40 billion and employment in our industry reached 280,000. In 1993, we had a $4.6 billion trade surplus in the health care technology area, up from $1.6 billion in 1988.

With the changes that are occurring in the U.S. political environment, we are confident that this kind of progress will continue. But it is very important for government and business leaders to understand the contribution of medical technology to the economy and global competitiveness, as well as the need to make changes that will make health care more affordable.

Q: DOES THE UNITED STATES AS A NATION HAVE A COMPETITIVE ADVANTAGE IN THE WORLDWIDE HEALTH CARE MARKET?

A: Frankly, I am increasingly concerned about the domestic medical device industry's global competitiveness. This is particularly bothersome given that this industry is very much a U.S. phenomenon. As a medical device company executive, I know we will continue to find effective ways to compete. However, as an American I am worried about some of the policies and trends that threaten U.S. competitiveness, and I continue to meet with Congressional leaders to express my opinions about these issues.

First, the substantial and growing costs we face because of burdensome product liability laws and the current litigious environment in the United States are serious risks for medical device businesses. We need fundamental tort reform that gives U.S. industry a fair shake, yet still provides protection for the consumer.

We are also at a distinct disadvantage in terms of the time it takes to get new medical products to market in the United States. The main reason for this is the extreme risk-avoidance mentality at the Food and Drug Administration (FDA), which is responsible for determining the safety and efficacy of all medical products. The FDA leadership actually is depriving U.S. patients of new life-saving technologies by significantly lengthening approval processes and impacting the industry by greatly increasing the costs associated with developing new and innovative products.

In addition, the Health Care Financing Administration (HCFA) has terminated Medicare reimbursement for procedures using medical devices that are in FDA-supervised clinical trials. This action is denying many U.S. patients access to advanced medical technology and is forcing health care companies to do clinical trials overseas, depriving our country of its technology leadership status.

The industry's export situation is also deteriorating. While we still have a positive balance of trade in medical devices, the FDA is endangering this position as well. Even after a U.S. medical device is approved for use in another country, an FDA procedure can prohibit exports to those markets. As a result, U.S. companies that want to remain competitive must not only do their clinical work in Europe, but are also forced to move manufacturing offshore in order to enter those markets as effectively as possible. This results in well-paying jobs being driven out of the United States. It just does not make sense.

These attitudes and policies need to be changed to improve our nation's ability to compete internationally. However, I am encouraged that change is beginning to occur in Washington, D.C., as a result of the November 1994 elections. Many new people were elected to Congress whom I believe will support efforts to improve the competitive environment for the medical device industry. We are hopeful that most of the actions to resolve issues - including the power to reform health care - will return to the private sector and state governments. Also, passage of the General Agreement on Tariffs and Trade (GATT) and the North American Free Trade Agreement (NAFTA) are important in terms of expanding our export opportunities and removing trade barriers worldwide.

Q: WHERE DOES ST. JUDE MEDICAL STAND IN THE SCENARIO YOU HAVE DESCRIBED? WHAT ARE YOU DOING TO INCREASE YOUR COMPETITIVE EDGE IN MARKETS AROUND THE WORLD?

A: St. Jude Medical has employees in 14 countries. We have seven manufacturing locations in North America and Europe. We sell medical products all over the world. In order to keep our product development and market launch timelines as short as possible, we need to constantly monitor and adjust to changing international market conditions. Every business decision - whether it involves research and development, manufacturing, marketing or finance - is now made with global competitiveness in mind.

It is important to point out that, while we strongly opposed health care reform proposals that would have created a more bureaucratic, government-run system, we support managed care, including the philosophy of giving consumers the best possible data so that they can make informed health care decisions.

At St. Jude Medical, our goal is to be the lowest-cost producer of products that deliver the greatest clinical value and therapeutic outcomes. As we continue to grow and diversify our business, we will enter areas where we can be a market or technology leader. Successful execution of these strategies is the key to our performance around the world. Because we are embracing change in the marketplace, we believe we are well positioned to capitalize on growth opportunities.

[PHOTO]

Denise Opland, a 9th grader who lives in Stillwater, Minnesota, received a St. Jude Medical(R) mechanical heart valve in 1993. Today, she has the endurance to ride her bike and play bass clarinet in a school jazz ensemble. She recently told St. Jude Medical employees: "You have given me the opportunity to live my life as other teenagers do, with the hope of a normal life span... Thank you, from the bottom of my heart."

                       HEART VALVES: CONTINUED LEADERSHIP

Undisputed leadership in the mechanical heart valve market is inextricably tied to St. Jude Medical's success - past, present and future. Our bileaflet St. Jude Medical(R) mechanical heart valve, implanted in more than 570,000 patients, has served as the industry's gold standard for nearly two decades. As a new century approaches, we are focused on enhancing that leadership position and growing market share in an increasingly competitive environment. We are executing strategies to become the premier innovator in all areas of the heart valve market, today valued at over $500 million.

[PHOTO]

Guy Vanney (right), is a St. Jude Medical research engineer and the primary inventor of the new SJM(R) Masters Series rotatable mechanical heart valve. In April 1994, to overcome a congenital heart problem, Vanney received a St. Jude Medical(R) mechanical heart valve. Within weeks he was able to resume his work with fellow research engineer Averdon DeLeon (left), and to play with his two daughters at home.

Our objective is to provide the best solutions in the world to the problems of heart valve disease. This will mean expanding our presence in several international markets. It will mean improving certain performance features of our mechanical valve and maintaining the strong leadership position we have established in the market by nullifying competitive threats. It will mean offering improved bioprosthetic tissue heart valves. It will mean accelerating work with researchers around the world on future generation products. We will do all of these things in a way that creates value for all stakeholders in an evolving health care environment.

1994 milestones:

* We achieved continuing success with our St. Jude Medical(R) Mechanical Heart Valve Hemodynamic Plus (HP) Series, which was introduced in 1993. We added several new sizes in 1994 and will continue to expand this product line to fit the complete range of heart valve replacement patients.

*  We successfully launched our new collagen-impregnated aortic valved graft
   (CAVG) in the U.S. market, following FDA approval in March 1994.

* We gained approval to use the Commission Europeen (CE) mark on our mechanical heart valve product line, beginning January 1, 1995. The CE mark certifies that our heart valve manufacturing facilities and products meet European and International Standards Organization (ISO) Quality System standards. We were the first heart valve manufacturer to receive this certification. The CE mark will be required to market heart valve products in Europe beginning in June 1998.

* U. S. clinical evaluation began in April 1994 for our stentless aortic tissue valve product, the Toronto SPV(TM). Stentless valves do not have frames and are designed to offer potentially superior hemodynamic performance in the aortic position. At year end, we had completed more than four years of favorable results with international implants of the Toronto SPV(TM) in more than 800 Canadian and European patients. The Toronto SPV(TM) has been chosen for more European implants than any other stentless tissue heart valve. However, U.S. clinical trials were impacted in mid-1994, when HCFA refused to reimburse Medicare procedures involving medical devices used in FDA-approved clinical trials. We also began international clinical trials of our new SJM X-Cell(TM) heart valve bioprosthesis. This valve was developed by The Heart Valve Company, our joint venture with Hancock/Jaffe Laboratories.

* We extended an agreement with Advanced Tissue Sciences, Inc., of San Diego, California, to pursue joint development of tissue-engineered heart valves. We conducted feasibility studies to evaluate applications of Advanced Tissue Sciences' tissue engineering technology, have obtained rights to license such technology and are providing financial support for additional research in 1995.

* A cross-functional team focused specifically on managed care and clinical outcomes research was formed.

[PHOTO]

A key product in St. Jude Medical's leadership strategy for tissue-engineered heart valves is the Toronto SPV(TM), which entered U.S. clinical trials in 1994. The product team includes (from left): Daniel D. Jungwirth, manager of St. Jude Medical's manufacturing plant in St. Hyacinthe, Quebec, Canada; M. William Mirsch, manager of tissue valve technology; and Peggy A. Malikowski, marketing manager.

As we move into 1995, the St. Jude Medical Division is working on many fronts to enhance our leadership position in the international heart valve market.

We are developing the ability to manufacture most, if not all, of the carbon components for our mechanical heart valves and to clearly become the lowest cost producer of those products. We are working to obtain FDA certification of our new 65,000-square-foot Woodridge carbon component manufacturing facility during 1995. The Woodridge Carbon Technology Center, located in St. Paul, Minnesota, will give us production efficiencies, improved quality control and cellular manufacturing capabilities. Woodridge has already received ISO 9000/9001 certification. The transition from our existing facility to Woodridge will continue into 1996.

Another goal for 1995 is a successful global market launch of our SJM(R) Masters Series rotatable mechanical heart valve. Some surgeons prefer a rotatable design in certain procedures. This product line is already in use in Europe, and we anticipate submission to the FDA shortly.

Finally, we will continue next-generation heart valve work on our BioXenoGraft(TM) recellularization program, with research assistance from SRI International, Advanced Tissue Sciences, Inc. and other advisers. While it is a long-range goal, St. Jude Medical wants to be the first company to produce a durable replacement heart valve which would function like a natural part of the human body and would not require anticoagulant medication. Meeting this complex challenge is consistent with St. Jude Medical's mission of global heart valve leadership and innovation.

Roy Wood of Madisonville, Kentucky, is a retired coal miner. In 1994, at age 70, he learned that heart valve replacement surgery could ease his breathing and sleeping problems. In April, Roy became one of the first U.S. recipients of a Toronto SPV(TM) tissue heart valve, which was implanted by Dr. Michael R. Petracek at St. Thomas Hospital in Nashville, Tennessee. Today, he is enjoying life again with his wife, Patricia.

                    HEART VALVE AND CARDIAC ASSIST PRODUCTS

St. Jude Medical is dedicated to providing innovative solutions for heart valve disease. These include mechanical heart valves, tissue-engineered heart valves and work to develop next-generation heart valve products.

                              Heart Valve Products

[PHOTO GRAPHIC]

St. Jude Medical(R) Mechanical Heart Valve

[PHOTO GRAPHIC]

St. Jude Medical(R) Mechanical Heart Valve Hemodynamic Plus Series

[PHOTO GRAPHIC]

St. Jude  Medical(R)  Mechanical  Heart Valve SJM(R)  Masters  Series  Rotatable
Valve*

[PHOTO GRAPHIC]

Collagen-
Impregnated Aortic Valved Graft

[PHOTO GRAPHIC]

Toronto SPV(TM) Valve**

[PHOTO GRAPHIC]

SJM X-Cell(TM) Bioprosthesis*

[PHOTO GRAPHIC]

BioImplant(R) Tissue Valve*

[PHOTO GRAPHIC]

BiFlex(R) Annuloplasty Ring

 * Not available in the United States
** Pending U.S. FDA clearance to market

                            Cardiac Assist Products

St. Jude Medical's Cardiac Assist Products include intra-aortic balloon pump systems, which assist the heart before and after open heart surgery and complex balloon angioplasty procedures, and centrifugal pump systems, which take over for the heart during open heart surgery.

[PHOTO GRAPHIC]

Model 700 Intra-Aortic Balloon Pump (IABP)System

[PHOTO GRAPHIC]

RediFurl(R), RediGuard(R), and TaperSeal(R) Intra-Aortic Balloon Catheters

[PHOTO GRAPHIC]

Lifestream(R) Centrifugal Blood Pump System

[PHOTO GRAPHIC]

Isoflow(R) Centrifugal Blood Pump

                       CARDIAC RHYTHM MANAGEMENT PRODUCTS

                                 Single Chamber

Pacesetter, a recognized leader in cardiac pacing system technology, is focused on developing products to address the cardiac rhythm management market. Pacesetter manufactures all pacing system components: pulse generators, leads, programmers and ancillary products.

[PHOTO GRAPHIC]

Microny(TM) SR+*

[PHOTO GRAPHIC]

Solus(R) II SSIR

[PHOTO GRAPHIC]

Phoenix(R) III SSIC

[PHOTO GRAPHIC]

Trilogy(TM) SR+ SSIR**

                                  Dual Chamber

[PHOTO GRAPHIC]

Trilogy(TM) DR+ DDDR**

[PHOTO GRAPHIC]

Synchrony(R) III DDDR

[PHOTO GRAPHIC]

Paragon(TM) III DDDC

[PHOTO GRAPHIC]

AddVent(TM) VDDR**

                            Leads and PDx(TM) Software

[PHOTO GRAPHIC]

Membrane Leads

[PHOTO GRAPHIC]

Tendril(TM) Leads

[PHOTO GRAPHIC]

Passive PLUS(TM) Leads

[PHOTO GRAPHIC]

PDx(TM) Pacing System Software

 * Not available in the United States
** Pending U.S. FDA clearance to market

[PHOTO]

Six-year old Jake Manderfield of Burnsville, Minnesota, enjoys outdoor activities such as skating with his parents, Catherine and Mark. At age 3, Jake received a Solus(R) pacemaker manufactured by Pacesetter. The device corrected a potentially life threatening heart condition.

               PACESETTER: THE CARDIAC RHYTHM MANAGEMENT PLATFORM

Pacesetter has long been considered one of the leaders in the rapidly growing cardiac rhythm management market. Since Siemens-Elema produced the first implantable pacemaker in 1958, the Company continually demonstrated its technology leadership in treating bradycardia, an unusually slow or erratic heartbeat. In fact, Pacesetter's share of the $1.9 billion bradycardia market has more than tripled over the past decade through the development and continual improvement of a full line of cardiac pacing products in various dual and single chamber configurations with features such as rate responsiveness.

[PHOTO]

Dr. Hans Schuller, associate professor of thoracic surgery at Lunds University Hospital near Malmo, Sweden, implanted Pacesetter's first Microny(TM) SR+ cardiac pulse generator, the world's smallest pacemaker. The product is the size of two quarters and weighs 14 grams.

Pacesetter manufactures all the components of its pacing systems: the pulse generator, pacing leads and the programmer. The pulse generator, which is implanted in a patient's upper torso, contains a battery, capacitor and microcomputer components that serve as the pacemaker's "brain," sensing heart rhythms and producing electrical impulses when needed. Pacing leads are specially insulated wires that connect the pulse generator to the heart through a nearby vein and carry information between the pulse generator and the heart. The external programmer is used to interrogate the pulse generator memory, allowing physicians to assess pacing performance and noninvasively reprogram the implanted pacemaker for specific patient requirements using Pacesetter's innovative PDx(TM) software.

Pacesetter's technology leadership stems in large part from a commitment to designing its own integrated circuitry and software. This capability enabled Pacesetter to introduce innovative products, such as the first rechargeable, long-life pacemaker, the first single-chip pacemaker and the first pacemaker capable of providing real-time measured data. In 1981, Pacesetter became the first U.S. pacing company to use microprocessor technology in pulse generator products.

Future growth strategies include enhancing Pacesetter's leadership position in the bradycardia market, while accelerating entry into other major and fast-growing segments: the $400 million tachycardia market, and the emerging atrial fibrillation and electrophysiology markets. Tachycardia is the condition in which a heart races and beats too rapidly. Atrial fibrillation, for which current drug therapy is relatively ineffective, is characterized by an arrhythmia in the heart's upper chambers which can deteriorate into an ineffective fluttering or quivering of the heart muscle. Electrophysiology, a new area of specialization within the field of cardiology, focuses on the treatment of arrhythmias through the use of catheters to detect and correct weak or dysfunctional areas in the heart.

Pacesetter also is focusing on providing the clinical outcomes data required by managed health care systems, and developing more cost-effective treatment methods and even higher quality products. Each new generation of implantable products is designed to improve device longevity, diagnostic capability and therapeutic value while minimizing size.

During 1994, a number of Pacesetter products received FDA clearance for U.S. market release. Several others are undergoing the requisite clinical investigations for FDA clearance and for international market approvals.

               PACESETTER: THE CARDIAC RHYTHM MANAGEMENT PLATFORM

Two new cardiac pacing leads - the Tendril(TM), an active fixation lead, and the Passive PLUS(TM), a passive fixation lead - received FDA clearance. Both products feature FAST-PASS(R), a unique coating which eases navigation through a patient's veins.

Two pacemakers - the Paragon(TM) III, a conventional, dual-chamber system, and the Phoenix(R) III, a conventional, single-chamber system - also received FDA market release. Both of these small, lightweight pacemakers incorporate innovative, sophisticated software that works in conjunction with our proprietary PDx(TM) programmer software to enable physicians to immediately access crucial data on patient cardiac status and pacing system performance. This software allows patients to use a simple magnetic device to make their own notations in the pacemaker memory when they feel unusual symptoms or arrhythmias. Physicians are able to retrieve this information during a subsequent interrogation to diagnose patient symptoms, often avoiding costly diagnostic tests.

[PHOTO]

Clinical evaluation of the Trilogy(TM) DR+, the first pacemaker to provide full "automaticity," has begun in the U.S. and Europe. The pacemaker collects and analyzes information, then automatically adapts certain settings. The Trilogy(TM) team includes (left to right): Alan B. Vogel, senior electrical engineer; Gary D. Young, dual chamber product manager; and Ada Kan, senior software engineer.

Pacesetter began European clinical trials in January 1995 for the Microny(TM) SR+ cardiac pulse generator, the world's smallest pacemaker. Weighing 14 grams (approximately the weight of two quarters), the Microny's(TM) "autocapture" technology ensures that the smallest possible amount of energy is used to stimulate a heart, maximizing pacemaker longevity and enhancing patient safety.

Pacemaker products undergoing clinical trials include the AddVent(TM), a dual-chamber, single-lead pacing system that has been implanted in a number of European patients. This mode of pacing therapy uses a single lead to sense electrical activity in the heart's atrial and ventricular chambers and to provide pacing stimulus to the ventricles. An application has been filed with the FDA to begin U.S. clinical investigation of AddVent(TM).

The Trilogy(TM) DR+ dual-chamber rate responsive pacemaker, the first to offer true "automaticity," began U.S. clinical investigation in December 1994. The Trilogy(TM) DR+ and SR+ pacemakers can automatically adapt settings based on information they collect and analyze about the patient's heart and its interaction with the pacing system. The U.S. rollout of the Trilogy(TM) product family is expected to begin in 1995.

PACESETTER'S GOALS FOR 1995 ARE TO:

*  Enhance technology leadership in bradycardia;

* Participate in clinical studies and seek FDA approval of emerging indications for pacing;

* Accelerate the development of products for the ventricular tachycardia and defibrillation market, in part through Pacesetter's alliance with Angeion Corporation;

[PHOTO]

Husband and wife Hank Buikema and Linn Eisen work together at Pacesetter's Los Angeles, California, facility, and both are recent Pacesetter pacemaker recipients. Linn's tachycardia was treated in 1992 with ablation surgery and a pacemaker. In June 1993, Hank passed out, then was diagnosed with bradycardia and received a pacemaker. Hank and Linn have personally thanked each of the co-workers who made the devices that enhanced their lives.

               PACESETTER: THE CARDIAC RHYTHM MANAGEMENT PLATFORM

* Leverage an existing investment in InControl by exploring ways to develop new products through collaborative research and development programs for the rapidly developing atrial fibrillation market; and

*  Implement a strategy to enter the electrophysiology market.

[PHOTO]

Pacesetter's international headquarters is located in Los Angeles, California. St. Jude Medical's goal is to maximize efficiencies and communication between Pacesetter manufacturing and product development operations in Los Angeles, Sweden and Scotland.

Pacesetter is developing a next-generation pacemaker family, Affinity(TM), which reduces the number of integrated circuitry components found in current pacemakers by half, yet incorporates automaticity, additional data memory and a sophisticated, hand-held PC-based programmer. Plans include submitting an FDA application seeking to begin clinical evaluation in 1996 of this elegantly simplified yet powerful family of devices.

Work also is under way on a family of products to control tachycardia. These new implantable cardiovertor defibrillators (ICD) are capable of treating many different ventricular tachycardia and fibrillation conditions. The Eagle(TM) ICD product line is expected to enter clinical trials by late 1995.

St. Jude Medical's investment in InControl enables the Company to participate in the success of InControl which is developing devices to treat atrial fibrillation, the most common form of cardiac arrhythmia. Occurring in nearly two million people in the United States alone, atrial fibrillation is frequently difficult to diagnose, and current therapies treat only the symptoms. InControl is developing a product that would be the first device to effectively treat atrial fibrillation. In September 1994, St. Jude Medical made an additional investment in InControl, becoming one of its largest shareholders.

As a part of St. Jude Medical, an organization focused on global leadership in cardiovascular medical devices, Pacesetter is pursuing opportunities in all areas of cardiac rhythm management.

               MAKING THE MOST OF WORLDWIDE MARKET OPPORTUNITIES

St. Jude Medical is capitalizing on opportunities to leverage our product lines in markets around the world through the addition of Pacesetter's cardiac rhythm management business. We currently sell products in more than 70 countries worldwide. For effectiveness and efficiency, we are centralizing sales support functions while maintaining independent cardiac rhythm management and heart valve sales forces.

[PHOTO]

Per-Erik Elgan (left) and Robert Lund (right) inspect Microny(TM) pacemakers manufactured for distribution to the European market in Stockholm, Sweden. Quality leadership is a top priority for St. Jude Medical employees, who are producing increasingly sophisticated products for the global heart valve and cardiac rhythm management markets.


During 1994, we analyzed and established organizational structures and procedures to manage our new cardiac rhythm management business, country by country.

OTHER 1994 ACCOMPLISHMENTS INCLUDED:

* Continuing to form strategic marketing partnerships, including a highly successful relationship with a cardiovascular products supplier in Spain and alliances with Baxter International in Brazil and Argentina.

* Making significant international marketing progress with our Toronto SPV(TM) stentless tissue heart valve.

* Introducing a number of new products internationally, including the SJM X-Cell(TM) bioprosthesis heart valve and two new sizes for our HP series mechanical heart valves.

We have international marketing strengths in Europe and Canada, but there remains considerable room for growth in those regions and in emerging markets in Asia and the Pacific Rim, Latin America, the Middle East and Africa. Around the world, we are educating and building relationships with cardiac surgeons and cardiologists, and completing and publishing clinical studies to demonstrate our products' value to physicians, payors and patients. We are emphasizing Pacesetter revenue growth in fast-growing Latin American markets.

During 1994, St. Jude Medical sponsored a number of international education forums, including a satellite symposium viewed by 80 surgeons from Latin America and the Pacific Rim, a cardiac care seminar in Chile, a clinical education symposium in Egypt and a print and broadcast program to inform consumers in Thailand about cardiac care.

INTERNATIONAL GOALS FOR 1995 INCLUDE:

* Managing the growth of our international operations, which have tripled in size with the Pacesetter acquisition.

* Achieving significant growth in our worldwide share of the heart valve market, with particularly aggressive goals for tissue-engineered heart valves.

*  Creating a strong, independent image for Pacesetter.

We are focusing on seven products that will be available in the European marketplace for the first time in 1995. These include the new SJM(R) Masters Series rotatable mechanical heart valves, the new ArmorGlide(TM) coated cardiac assist catheters, the new Model 800 intra-aortic balloon pump console, and four new Pacesetter products - the Trilogy(TM) family, AddVent(TM), Microny(TM) and Regency(TM) pacemakers.

[PHOTO]

St. Jude Medical's CEO, Ronald A. Matricaria (left) and W. James Fitzsimmons, CEO of EndoVascular Technologies, Inc. (EVT) have formed an alliance based on their mutual interest in EVT's new Endovascular Grafting System(TM).

               LAYING THE GROUNDWORK FOR NEW TECHNOLOGY PLATFORMS

St. Jude Medical will continue to diversify by creating new technology platforms and identifying incremental products and technologies to expand our existing businesses. We expect to find these opportunities in the cardiovascular devices arena.

We continually analyze evolving therapeutic medical device classes and explore specific opportunities, looking for synergies with our current business and the core competencies we defined during our diversification planning process. Those core competencies include blood handling and processing, implantable device development and manufacturing, clinical trials, regulatory approval processes, and biostructure and materials application.

[PHOTO]

Robert J. Helbling, President of the Cardiac Assist Division, is encouraged with cardiologists' and perfusionists' response to the 1994 introduction of the division's improved RediGuard(R) intra-aortic balloon catheter product which offers several unique and advanced features designed by our customers.

One 1994 investment illustrates our interest in exploring wide-ranging technologies that could improve quality of life and reduce health care costs. In August, St. Jude Medical invested $12 million in EndoVascular Technologies, Inc.
(EVT), a developer of products which are designed to repair damaged or diseased blood vessels.

EVT's first product is a device to repair abdominal aortic aneurysms, in which the major artery carrying blood from the heart to the lower body is weakened and can rupture, resulting in death. An estimated 1.7 million Americans have this disease, and 190,000 new cases are diagnosed each year. EVT's Endovascular Grafting System(TM) offers a possible alternative to major invasive surgery, long recovery times and extended hospitalization. The system consists of a disposable delivery catheter and a proprietary vascular prosthesis that is permanently implanted into the patient's aorta to strengthen the weakened vessel.

During 1995, we are evaluating our existing Cardiac Assist Division's (CAD) potential to become a third technology platform. The division currently markets two categories of products: intra-aortic balloon pump (IABP) systems, which assist the heart before and after open heart surgery and complex coronary balloon angioplasty procedures; and centrifugal pump systems, which take over for the heart during open heart surgery. During 1994, based on input from physicians and nurses, we introduced an improved intra-aortic balloon catheter product which is easier to use and which has been well accepted by our customers.

We will add both domestic and international CAD distributors in 1995. Some of these representatives, who call on cardiologists, sell Pacesetter products. Other goals include the U.S. introduction of our coated ArmorGlide(TM) catheter to ease catheter insertion, which recently received FDA clearance, and our new Model 800 IABP console. We also anticipate the completion of a multi-center clinical study designed to measure IABP's role in reducing deaths during high-risk angioplasty procedures by delivering counterpulsation that helps keep the blood vessel open during the procedure.

As St. Jude Medical moves forward to add technology platforms, we continue to follow our diversification plan blueprint in order to maximize shareholder value.

                CORPORATE CITIZENSHIP AND COMMUNITY INVOLVEMENT

[PHOTO]

In Memphis, Tennessee, the Company has donated St. Jude Medical(R) mechanical heart valves for Dr. William Novick, a heart surgeon at Le Bonheur Children's Medical Center and the president of the International Children's Heart Foundation. Dr. Novick donates a significant amount of his time to help children from around the world who otherwise would not have access to the heart surgery they need. Recently, Dr. Novick operated on Martina Kupinic, a 7-year old girl from war-torn Croatia.

[PHOTO]

In June 1994, St. Jude Medical celebrated "Anniversary Week" to communicate the Company's mission, guiding principles and strategies for growth with important audiences. Throughout that week, investors, customers, suppliers, patients, employees and their families and other guests participated in on-site dialogue and activities related to the dedication of the Woodridge Carbon Technology Center. Shown are St. Jude Medical's St. Paul-based employees in front of the new Woodridge facility.

[PHOTO]

Part of Pacesetter's community outreach program includes involvement with area schools and universities. Employees have adopted Sylmar High School, providing guest lecturers, materials and equipment and career counseling. Dr. David Vachon of Pacesetter's materials lab conducts a chemistry experiment for Sylmar High School students who toured the Pacesetter facility on career day.

                CORPORATE CITIZENSHIP AND COMMUNITY INVOLVEMENT

We seek a challenging and rewarding work environment that encourages accountability, creates a feeling of ownership and supports risk-taking while enabling our employees to reach their full potential and enjoy what they do.

In addition to achieving our growth and diversification objectives, we donate life-saving medical products to those in need and are identifying other ways to give something back to the individuals and organizations that comprise St. Jude Medical's many communities.

St. Jude Medical's mission and guiding principles emphasize the development of long-term, meaningful and mutually respectful relationships with our customers, employees, shareholders and communities. This philosophy is consistent with our core values: integrity, honesty, respect for the individual and good corporate citizenship.

A special highlight of our 1994 community activities was the decision to pledge $500,000 to the University of Minnesota's Biomedical Engineering Center. This gift will be combined with matching funds from the University of Minnesota Foundation to create the St. Jude Medical Professorship in Biomedical Engineering. St. Jude Medical's CEO, Ronald A. Matricaria, is chairman of a campaign to raise a $12 million endowment for the Biomedical Engineering Center.

                    Management's Discussion and Analysis of
                 Results of Operations and Financial Condition

                             (Dollars in thousands)
RESULTS OF OPERATIONS

INTRODUCTION: The Company designs, manufactures and markets medical devices and services to improve cardiovascular health worldwide. Principal products include the world's most frequently implanted mechanical heart valves; tissue heart valves; bradycardia pacemakers, leads, and programmers; intra-aortic balloon pump systems; and centrifugal pump systems.

The principal objective for management is to increase shareholder value. This is accomplished through a focus on customer satisfaction, product innovation, continual process improvement and investment in medical technologies. The Company has implemented a long-term business strategy which focuses investment on specific cardiovascular technologies which will provide innovative solutions to health care professionals and patients.

Effective September 30, 1994, St. Jude Medical acquired from Siemens AG substantially all the worldwide assets of its cardiac rhythm management operations ("Pacesetter"). The acquisition significantly expanded the Company's product offerings and provided a platform for potential further diversification of its business. The Company's 1994 fourth quarter financial results include Pacesetter's operations.

The commentary that follows should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements on pages 28 to 37. The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest December 31. Fiscal years 1994 and 1993 included 52 weeks and 1992 included 53 weeks.

Shown in the following table for the periods indicated are the percentage relationships of certain items in the consolidated statements of income to net sales and the percentage change of the dollar amounts of such items as compared with the prior period. Due to the impact of the Pacesetter acquisition, the 1994 amounts are not directly comparable to 1993. Footnote 2 to the Consolidated Financial Statements discusses the effects of the Pacesetter acquisition on the Company's reported results.


                                                            Year-to Year
                              Percent of Net Sales        Increase/(Decrease)
                                                             1994     1993
                             Year Ended December 31        COMPARED Compared
                           1994       1993       1992       TO 1993  to 1992
Net sales                 100.0%     100.0%     100.0%         42%       5%
Cost of sales              28.1%      24.3%      25.2%         65%       2%
Gross profit               71.9%      75.7%      74.8%         35%       7%
Selling, general and
   administrative          27.1%      19.4%      19.0%         99%       8%
Research and
   development              5.8%       4.3%       4.8%         91%      (4%)
Purchased research
   and development         11.4%        --         --
Total operating
   expense                 44.3%      23.7%      23.8%        166%       5%
Operating profit           27.6%      52.0%      51.0%        (24%)      7%
Other income, net           2.0%       5.5%       5.9%        (49%)     (2%)
Income before taxes        29.6%      57.5%      56.9%        (27%)      6%
Income tax provision        7.6%      14.1%      14.5%        (24%)      2%
Net income                 22.0%      43.4%      42.4%        (28%)      8%



NET SALES: Net sales totalled $359,640 in 1994, including more than $105,000 attributable to Pacesetter. This was a $106,998, or 42%, increase over 1993 net sales of $252,642. On a comparable business basis, net sales exceeded $254,000 in 1994, approximately a $1,800, or .7%, increase from 1993 net sales.

[GRAPH]

NET SALES (In millions)

92    $239,547
93    $252,642
94    $359,640

Higher mechanical heart valve net sales were experienced in most geographic markets. This was achieved despite worldwide health care reform and increased competition which continued to reduce the number of open heart procedures performed and put downward pressure on pricing. Domestic mechanical heart valve net sales increased in 1994 primarily due to the introduction of the collagen-impregnated aortic valve graft and general price increases that were partially offset by a reduction in unit sales as the number of heart valve procedures performed continued to decline. International mechanical heart valve net sales in 1994 were slightly higher than 1993. Increased unit sales in the developing markets of South America, Asia and the Pacific

Rim were partially offset by a slight unit sales decline in Japan due to the initiation of competitive clinical trials and distributor inventory management. In Western Europe, declines in unit sales in certain countries were offset by gains in unit sales in other countries. In addition, net sales were positively impacted by almost $600 in 1994 due to the depreciation of the U.S. dollar from 1993 levels in relation to the foreign currencies in which the Company markets its products.

Tissue heart valve net sales in 1994 increased slightly from 1993 levels due to the market acceptance of the Toronto SPV(TM) valve, partially offset by a decline in net sales of the BioImplant(TM) tissue valve. Cardiac assist device net sales were slightly lower than 1993 levels as a result of introduction delays of advanced intra-aortic balloons and console.

Pacesetter net sales for the fourth quarter exceeded $105,000, 59% of which were generated in the domestic market. Only net sales subsequent to the purchase on September 30, 1994, were included in the Company's 1994 results. Fourth quarter net sales benefitted from FDA clearance to market two pacemaker leads and two advanced pacemakers. In addition, clinical trials were initiated in Europe during the quarter for three new pacemaker models.

[GRAPH]

NET SALES (In Millions)

92   $239,547
93   $252,642
94   $359,640

Since Pacesetter's mix of domestic to international net sales was higher than the Company's previously existing business, international net sales declined to 42% of total net sales in 1994 from 43% in 1993.

Net sales in 1993 of $252,642 were 5% higher than 1992 net sales. The increase principally resulted from higher international mechanical heart valve unit sales which were partially offset by lower domestic unit sales. The domestic unit sales decline was attributable to one less operating week in 1993 as compared to 1992, as well as hospital inventory contractions and fewer procedures performed. Net sales of all other Company products increased over 1992 levels.


COST OF SALES: As a percentage of net sales, cost of sales in 1994 increased to 28.1% from 24.3% in 1993 primarily as a result of Pacesetter operations. Although Pacesetter margins are consistent with the industry, its margins are not as high as the Company's heart valve margins. Pacesetter cost of sales includes royalties paid in connection with various license agreements. In addition, cost of sales increased in 1994 due to a price increase from the Company's supplier of pyrolytic carbon components, the principal components of the heart valve. Also, a higher percentage of mechanical heart valve unit sales were generated in the lower margin countries of South America, the Middle East and Asia. These increases were partially offset by reduced royalty payments to the Company's supplier of pyrolytic carbon because royalties expensed under an expired license agreement ceased at the end of the first quarter 1994.

In 1993, cost of sales as a percentage of sales decreased to 24.3% from 25.2% in 1992. The improvement was principally attributable to higher levels of lower cost self-manufactured pyrolytic carbon components for the mechanical heart valve. In addition, cessation of royalty payments associated with the acquisition of the intra-aortic balloon pump system and increased manufacturing efficiencies associated with higher levels of cardiac assist device production, reduced cost of sales in 1993. These improvements were partially offset by a lower 1993 mechanical heart valve average selling price compared to 1992 which resulted from unfavorable foreign currency translation and from a higher level of lower margin sales into emerging country markets.

The Company expects cost of sales as a percentage of net sales to continue to increase in 1995 because of the full-year effect of Pacesetter and a price increase from the Company's supplier of pyrolytic carbon components. These increases are anticipated to be partially offset by the termination of royalty payments related to the sale of all mechanical heart valves. In addition, the Company expects the level of lower margin international net sales to increase more rapidly than domestic and Western European net sales.

SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative (SG&A) expense increased in 1994 to $97,577 from $49,040 in 1993. As a percentage of net sales, SG&A increased to 27.1% in 1994 from 19.4% in 1993. The higher levels were mainly due to Pacesetter operations. Selling efforts for pacemakers are much more labor intensive and Pacesetter uses a commission-based third party distributor sales force in the U.S. and international markets except Western Europe. Also, amortization of goodwill of $3,709 was recorded in fourth quarter 1994 as a result of the Pacesetter acquisition. In addition, SG&A expenses increased due to additional marketing costs attributable to greater domestic mechanical heart valve competition, a full year of expanded domestic and Western European direct sales forces, costs related to obtaining ISO 9000 certification for the heart valve operations and an expanded infrastructure as a result of the Pacesetter acquisition.

During 1993, SG&A expense increased $3,479, or 8%, over 1992. The increase was mainly attributable to an expanded direct domestic sales force, increased marketing support of clinical outcome studies and ISO 9000 certification activities. The increase was partially mitigated by lower foreign SG&A expense as a result of the appreciation of the U.S. dollar.

RESEARCH AND DEVELOPMENT: Research and development (R&D) expense in 1994 increased $10,036 from the $10,972 recorded in 1993 and as a percentage of net sales increased to 5.8% from 4.3%. The increase was attributable to Pacesetter operations where R&D expenses are significantly greater in amounts and as a percentage of net sales than in heart valve operations. A slight decrease in R&D for the comparable business resulted from the completion of certain phases of the development of an advanced intra-aortic balloon pump console which was offset by increased investments in tissue heart valve projects and various mechanical heart valve projects, including the rotatable heart valve which was introduced in early 1995.

[GRAPH]

RESEARCH AND DEVELOPMENT (In millions)

92   $11,478
93   $10,972
94   $21,008

In 1993, R&D expense decreased $506, or 4%, from 1992. During 1993, funding of the Hancock/Jaffe Laboratories joint venture development of a tissue heart valve decreased from the 1992 level due to the completion of certain phases of the project. Expenditures in 1993 were principally associated with mechanical heart valve line expansion, tissue heart valve development, a new intra-aortic balloon pump console and intra-aortic balloon catheter product improvement.

PURCHASED RESEARCH AND DEVELOPMENT: The Pacesetter acquisition was accounted for as a purchase and, under generally accepted accounting principles for purchase accounting, a one-time pre-tax charge of $40,800 representing the value of purchased research and development was recorded in the fourth quarter 1994. The value of the purchased R&D was derived from an independent appraisal which estimated future cash flows of major R&D projects and then discounted those cash flows to present values at assumed interest rates which allowed for risks, uncertainties and obstacles in completing the various projects, technological innovations and other potential market changes which could affect the estimated future cash flows.

OTHER INCOME: Net other income decreased to $7,056 in 1994 from $13,934 in 1993 mainly due to the financing of the Pacesetter acquisition. Interest expense was $3,714 in 1994 and negligible in 1993 and interest income was significantly reduced. The Pacesetter transaction decreased the Company's cash and marketable securities position by $275,000 and increased debt by $255,000. Due to a significant weakening in the U.S. dollar and a shift in the relationship between European currencies, foreign exchange contract losses and foreign exchange transaction losses were larger in 1994 than 1993. Also, partnership and joint venture losses were higher in 1994 as significant costs were incurred with respect to the Hancock/Jaffe Laboratories development of the SJM X-Cell(TM) bioprosthesis.

In 1993, net other income decreased from 1992 by $262 as a result of lower average investment rates of return on investment balances, higher foreign currency transaction losses associated with European currency correlation changes and increased joint venture and partnership losses.

INCOME TAX PROVISION: The Company's 1994 effective income tax rate increased to 25.5% which was one percentage point higher than the 1993 effective rate. The higher rate resulted from lower tax advantaged investment income and reduced tax benefits derived from the Company's Puerto Rican operations. The Omnibus Budget Reconciliation Act of 1993 (the "Act") significantly reduced the tax benefits which were previously available from income generated by the Company's Puerto Rican operations under Internal Revenue Code (IRC) Section 936. Because of this legislation, the 1994 Puerto Rican tax benefit was reduced by 40% from the 1993 level.

The relatively low tax rate in 1994, as compared to the U.S. statutory rate, stems principally from the reduced taxes on income generated by the Company's Puerto Rican operations as well as other income generated by the Company's tax advantaged investments.

OUTLOOK: The Company expects the health care industry worldwide to continue to dramatically change as a result of market demands, societal pressures, government regulation, and business consolidation and alliances. The Company's willingness to embrace change is essential to its future success. The Company intends to continue to pursue diversification opportunities in the form of acquisitions, joint ventures, partnerships and strategic business alliances. In addition, the Company will participate with industry groups to promote the introduction and use of advanced medical device technologies within a cost conscious environment. Finally, customer service in the form of cost-effective clinical outcomes will continue to be a primary focus for the Company.

In the Company's core heart valve business, competition continues to increase; however, the Company estimates it held its 48% share of the worldwide heart valve market in 1994. During 1994, domestic hospital inventory reduction programs together with a lower number of heart valve replacement procedures reduced the domestic unit demand for the Company's products. The cardiac rhythm management market that the Company entered through its Pacesetter acquisition is also highly competitive. The Company estimates that it holds approximately 23% of the worldwide bradycardia segment of cardiac rhythm market, an improvement from the prior year market share level. Competition is anticipated to place downward pressure on pricing, and health care reform is expected to result in further hospital and other provider consolidations.

The Company anticipates that its 1995 effective income tax rate will increase by as much as six percentage points due to reduced tax advantaged interest income as a percent of total income, increased Pacesetter income which is generally taxed at a higher rate than the Company's previously existing operations and a lower Puerto Rican tax benefit since the Act reduces tax benefits by an additional 5% per year from 1995 through 1998. There are additional changes to IRC Section 936 regulations being proposed by the Internal Revenue Service which, if finalized in its current form, would further negatively impact the Company's effective tax rate.

The Company continues to seek further diversification opportunities in the form of acquisitions, joint ventures, partnerships and investments in emerging technology companies as well as through internal R&D. The size, timing and financial impact of such efforts cannot be predicted.



FINANCIAL CONDITION

SUMMARY: The financial condition of the Company remained strong during 1994. However, the Pacesetter transaction, funded by a combination of internal funds and debt, materially changed the capital structure of the Company. Cash and marketable securities decreased to $136,968 at December 31, 1994 from $368,991 at December 31, 1993. In addition, the Company financed the balance of the acquisition with long-term debt of $255,000. Working capital, the difference between current assets and current liabilities, was $321,402 at December 31, 1994, an $87,596 decrease from the prior year end level.

LIQUIDITY: Company operations have historically generated a significant positive cash flow that has provided more than adequate liquidity to meet the Company's operational requirements. Cash provided by operations in 1994 amounted to $88,933 compared to $115,302 in 1993. The current ratio at December 31, 1994, was 3.9 to 1.

For the Pacesetter transaction, the Company utilized $275,000 in cash and structured a $260,000 long-term revolving line of credit with an 11-member banking syndicate comprised of banks in the United States and other countries where it conducts its business. At December 31, 1994, the Company had $5,000 available under the line. Pacesetter working capital requirements currently total approximately $75,000. Cash provided by Pacesetter operations is expected to be more than sufficient to meet its operational requirements.

[GRAPH]

CASH FLOW FROM OPERATIONS (In millions)

92   $113,210
93   $115,302
94   $ 88,933

In addition to the Pacesetter acquisition, other important items affecting liquidity included increased accounts receivable and inventory levels, property, plant and equipment additions and investments in emerging technologies. Accounts receivable, net of the effect of the acquisition increased approximately $8,200 principally due to a shift in sales to emerging markets with longer payment cycles. Excluding the effect of the acquisition, inventories increased almost $5,300 primarily as a result of expanded product offerings. Existing operations property, plant and equipment increased almost $11,700 mainly due to the Company's Woodridge Carbon Technology Center. Investments were made in 1994 in higher risk emerging technologies being developed by EndoVascular Technologies, InControl, Hancock/Jaffe Laboratories and Advanced Tissue Sciences. These investments were approximately $22,600 in 1994.

Cash flow from operations is anticipated to be sufficient to retire debt and to fund expected capital improvements. In addition, access to additional capital will enable the Company to pursue further diversification opportunities.

[GRAPH]

CAPITAL STRUCTURE (In millions)

92   $429,039
93   $484,241
94   $807,218

CAPITAL: The Company's capital structure consists of equity and interest bearing debt. Interest bearing debt as a percent of total capital was 31.6% at December 31, 1994. The Company may use debt selectively to fund diversification and expansion opportunities; however, the debt to equity ratio will be closely monitored to ensure a strong financial position and flexibility to continue to expand the business.

Cash dividends paid to shareholders in 1994 were $13,935, a $4,851 decrease from cash dividends paid in 1993. The Company discontinued its cash dividend subsequent to the third quarter 1994 in order to accelerate debt repayment and to provide additional funds for reinvestment in the business. No repurchases of shares of common stock were made during 1994. The Company is authorized to repurchase approximately 1,000,000 additional shares under a currently outstanding Board of Directors resolution.

OUTLOOK: Management is unaware of any adverse trends that would materially affect the Company's strong financial position. Should suitable investment opportunities arise that would require additional financing, management believes that the Company's excellent earnings history, its strong cash flow and solid balance sheet provide substantial opportunities to obtain additional financing at competitive rates and terms.

                              REPORT OF MANAGEMENT

The management of St. Jude Medical, Inc. is responsible for the preparation, integrity and objectivity of the accompanying financial statements. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts which reflect management's best estimates based on its informed judgement. Management is also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.

In the opinion of management, the Company's accounting systems and procedures, and related internal controls, provide reasonable assurance that transactions are executed in accordance with management's intention and authorization, that financial statements are prepared in accordance with generally accepted accounting principles, and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom.

St. Jude Medical, Inc. also recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and business conduct. This responsibility is reflected in the Company's business ethics policy which is publicized throughout the organization.

The adequacy of the Company's internal accounting controls, the accounting principles employed in its financial reporting and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of outside directors. The independent certified public accountants and internal auditors meet with, and have confidential access to, the Audit Committee to discuss the results of their audit work.


/s/ Ronald A. Matricaria
Ronald A. Matricaria
Chairman, President and Chief Executive Officer


/s/ Stephen L. Wilson
Stephen L. Wilson
Vice President, Finance and Chief Financial Officer



                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
St. Jude Medical, Inc.
St. Paul, Minnesota

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 1994 and 1993 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 9, 1995

                       CONSOLIDATED STATEMENTS OF INCOME

                (Dollars in thousands, except per share amounts)

Year Ended December 31                            1994       1993       1992
Net sales                                     $359,640    $252,642     $239,547
Cost of sales                                  100,956      61,342       60,250
Gross profit                                   258,684     191,300      179,297

Selling, general and administrative expense     97,577      49,040       45,561
Research and development expense                21,008      10,972       11,478
Purchased research and development charge       40,800          --           --

Operating profit                                99,299     131,288      122,258

Other income, net                                7,056      13,934       14,196

Income before taxes                            106,355     145,222      136,454

Income tax provision                            27,121      35,579       34,796

Net income                                    $ 79,234    $109,643     $101,658

Earnings per share:
   Primary                                    $   1.69    $   2.32     $   2.12
   Fully diluted                              $   1.69    $   2.32     $   2.12

Cash dividends paid per share                 $    .30    $    .40     $    .30

Average shares outstanding:
   Primary                                  46,779,000  47,222,000   47,931,000
   Fully diluted                            47,010,000  47,242,000   47,946,000


See notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

                (Dollars in thousands, except per share amounts)

December 31                                                     1994         1993
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                  $  11,791    $  26,987
Marketable securities                                        125,177      342,004
Accounts receivable, less allowance
  (1994 - $5,760, 1993 - $1,856)                             146,062       40,159
Inventories:
   Finished goods                                             59,534       15,414
   Work in process                                            21,723        2,677
   Raw materials                                              48,750       14,422
Total inventories                                            130,007       32,513
Prepaid income taxes                                           4,448        2,844
Prepaid expenses                                              16,597        5,403

Total current assets                                         434,082      449,910

PROPERTY, PLANT AND EQUIPMENT
Land                                                          12,049        2,136
Buildings and improvements                                    42,200       24,900
Machinery and equipment                                       89,957       29,958
Construction in progress                                      12,811        8,968

Gross property, plant and equipment                          157,017       65,962
   Less accumulated depreciation                             (24,852)     (18,777)

Net property, plant and equipment                            132,165       47,185

OTHER ASSETS                                                 353,651       29,722

TOTAL ASSETS                                               $ 919,898    $ 526,817

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                           $  42,143    $   6,837
Accrued income taxes                                          20,240       23,492
Accrued employee compensation and related taxes               32,377        6,801
Accrued royalties                                              7,853        2,204
Other accrued expenses                                        10,067        1,578

Total current liabilities                                    112,680       40,912

LONG-TERM LIABILITIES
Long-term debt                                               255,000           --
Deferred income taxes                                             --        1,664

CONTINGENCIES
SHAREHOLDERS' EQUITY
Preferred stock, par value $1.00 per share -
   25,000,000 shares authorized; no shares issued
Common stock, par value $.10 per share -
   100,000,000 shares authorized; issued and outstanding
   1994 - 46,479,082 shares; 1993 - 46,414,261 shares          4,648        4,641
Additional paid-in capital                                    28,271       27,411
Retained earnings                                            521,097      455,798
Cumulative translation adjustment                             (2,484)      (3,609)
Unrealized gain on available-for-sale securities                 686           --

Total shareholders' equity                                   552,218      484,241

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $ 919,898    $ 526,817


See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                (Dollars in thousands, except per share amounts)

                                           Common Stock      Additional                  Cumulative   Unrealized    Total
                                         Number of             Paid-In     Retained     Translation    Gain on   Shareholders'
                                           Shares   Amount     Capital     Earnings      Adjustment   Investments  Equity
Balance December 31, 1991               47,355,142  $4,736     $61,952     $277,553      $   486         $--      $344,727

Net income                                                                  101,658                                101,658
Issuance of common stock
   upon exercise of stock
   options, net of taxes
   withheld                                347,404      35      (1,481)                                             (1,446)
Tax benefit realized upon
   exercise of stock options                                     5,678                                               5,678
Cash dividends
   ($.30 per share)                                                         (14,270)                               (14,270)
Purchase and retirement
   of common shares                       (185,000)    (19)     (5,318)                                             (5,337)
Translation adjustment                                                                    (1,971)                   (1,971)

Balance December 31, 1992               47,517,546   4,752      60,831      364,941       (1,485)         --       429,039

Net income                                                                  109,643                                109,643
Issuance of common stock
   upon exercise of stock
   options, net of taxes
   withheld                                  74,415      7       1,346                                               1,353
Tax benefit realized upon
   exercise of stock options                                       355                                                 355
Cash dividends
   ($.40 per share)                                                         (18,786)                               (18,786)
Purchase and retirement
   of common shares                      (1,177,700)  (118)    (35,121)                                            (35,239)
Translation adjustment                                                                    (2,124)                   (2,124)

Balance December 31, 1993                46,414,261  4,641      27,411      455,798       (3,609)         --       484,241

Net income                                                                   79,234                                 79,234
Issuance of common stock
   upon exercise of stock
   options, net of taxes
   withheld                                  64,821      7         637                                                 644
Tax benefit realized upon
   exercise of stock options                                       223                                                 223
Cash dividends
   ($.30 per share)                                                         (13,935)                               (13,935)
Translation adjustment                                                                     1,125                     1,125
Unrealized gain on investments,
   net of taxes                                                                                          686           686

BALANCE DECEMBER 31, 1994                46,479,082 $4,648     $28,271     $521,097      $(2,484)       $686      $552,218


See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (Dollars in thousands)

Year Ended December 31                                           1994         1993         1992
OPERATING ACTIVITIES
Net income                                                  $  79,234    $ 109,643    $ 101,658
Adjustments to reconcile net income
 to net cash provided by operating activities:
      Depreciation                                              8,313        4,516        3,607
      Amortization                                              7,816        4,458        4,202
      Purchased research and development charge                40,800           --           --
      Changes in operating assets and
       liabilities net of acquisition:
         Decrease (increase) in accounts receivable           (23,079)         718       (7,154)
         Increase in inventories                               (4,024)      (5,972)      (3,657)
         Increase in prepaid expenses                          (9,685)      (1,920)      (1,583)
         Increase (decrease) in accounts payable
          and accrued expenses                                  7,193       (2,746)       3,845
         Increase (decrease) in accrued income taxes           (3,227)       7,061       12,567
         Increase in prepaid and deferred income taxes        (14,408)        (456)        (275)
NET CASH PROVIDED BY OPERATING ACTIVITIES                      88,933      115,302      113,210

INVESTING ACTIVITIES
Purchases of property, plant and equipment                    (18,789)     (16,422)     (11,660)
Purchases of marketable securities                            (88,426)    (153,290)    (323,322)
Proceeds from sale or maturity of marketable securities       306,360       81,630      259,347
Investments in companies, joint ventures and partnerships     (13,564)     (12,253)      (3,091)
Acquisition of Pacesetter                                    (524,300)          --           --
Other investing activities                                     (7,686)      (3,273)      (6,236)
NET CASH USED IN INVESTING ACTIVITIES                        (346,405)    (103,608)     (84,962)

FINANCING ACTIVITIES
Proceeds from exercise of stock options                           644        1,353        3,018
Cash dividends paid                                           (13,935)     (18,786)     (14,270)
Common stock repurchased                                           --      (35,239)      (5,337)
Proceeds from the issuance of long-term debt                  255,000           --           --
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           241,709      (52,672)     (16,589)
Effect of currency exchange rate changes on cash                  567         (381)        (258)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              (15,196)     (41,359)      11,401
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 26,987       68,346       56,945
CASH AND CASH EQUIVALENTS AT END OF YEAR                    $  11,791    $  26,987    $  68,346


See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Dollars in thousands, except per share amounts)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications of previously reported amounts have been made to conform with the current year presentation.

ACCOUNTING PERIOD: The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest December 31. Fiscal years 1994 and 1993 included 52 weeks and fiscal year 1992 included 53 weeks.

TRANSLATION OF FOREIGN CURRENCIES: All assets and liabilities of the Company's foreign subsidiaries are translated at exchange rates in effect on reporting dates and differences due to changing translation rates are charged or credited to "cumulative translation adjustment" in shareholders' equity. Income and expenses are translated at rates which approximate those in effect on transaction dates.

CASH EQUIVALENTS: Cash equivalents, consisting of liquid investments with a maturity of three months or less when purchased, are stated at cost which approximates market.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined under the first-in, first-out method. Allowances are made for slow-moving, obsolete, unsalable or unusable inventories.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment are stated at cost and are depreciated using the straight line method over their estimated useful lives ranging from three to 39 years. Accelerated depreciation is used by the Company for tax accounting purposes only.

REVENUE RECOGNITION: The Company's general practice is to recognize revenues from product sales as shipped and for services as performed.

RESEARCH AND DEVELOPMENT: Research and development expense includes all expenditures for general research into scientific phenomena, development of useful ideas into merchantable products and continuing support and upgrading of various products. All such expense is charged to operations as incurred.


EARNINGS PER SHARE: Primary and fully diluted earnings per share are computed by dividing net income for the year by the weighted average number of shares of common stock and common stock equivalents outstanding.

NOTE 2 ACQUISITIONS

Effective September 30, 1994, the Company acquired from Siemens AG substantially all of its worldwide cardiac rhythm management business ("Pacesetter") for a price not to exceed $531,300. The initial purchase price of $511,300 can be adjusted upward by a maximum of $20,000 or downward based upon the change in the net asset value of Pacesetter from September 30, 1993, to September 30, 1994. The Company and Siemens AG currently disagree about the final adjustment to the purchase price and are following the procedures in the purchase agreements to resolve their differences. The Company expects any adjustment to the purchase price will be recorded in 1995.

The acquisition was accounted for under the purchase accounting method. Accordingly, the purchase price was allocated to the assets and liabilities based on their estimated fair market values. This treatment resulted in approximately $309,000 of cost in excess of the net assets acquired which was recorded as goodwill. Goodwill is amortized on a straight line basis over 20 years. The results of Pacesetter's operations have been included in the consolidated results of operations since the date of acquisition.

In conjunction with the acquisition, the Company recorded a non-cash charge of $40,800 ($25,300, or $.54 per share net of tax benefits) relating to that portion of the purchase price attributable to purchased research and development. The purchased research and development charge represents the appraised value of the in-process research and development that must be expensed under generally accepted accounting principles.

The following unaudited pro forma summary information presents the results of operations of the Company and Pacesetter for the years ended December 31, 1994 and 1993, as if the acquisition had occurred at the beginning of 1993, after giving effect to certain adjustments including amortization of goodwill, increased interest expense, decreased interest income and the related income tax effects. Pacesetter's fiscal year ended on September 30; therefore, Pacesetter's results for the years ended September 30, 1994 and 1993, have been combined with the Company's results for the years ended December 31, 1994 and 1993.

Unaudited                1994       1993
Net sales            $664,000   $614,000
Net income           $110,000   $ 86,000
Earnings per share   $   2.34   $   1.82


These pro forma results are not necessarily indicative of the results that would have occurred had the acquisition actually taken place at the beginning of 1993, or of the expected future results of operations. The 1993 pro forma results include a $25,300, or $.54 per share, after-tax research and development charge.

NOTE 3 INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (FAS) No. 109, "Accounting for Income Taxes," which was adopted in 1993 on a prospective basis. The statement requires use of the asset and liability approach for financial accounting and reporting for income taxes. The cumulative effect of the accounting change was not material.

The components of income before taxes were as follows:

                          1994       1993       1992
Domestic              $ 97,304   $140,303   $133,477
Foreign                  9,051      4,919      2,977
Income before taxes   $106,355   $145,222   $136,454


The components of the income tax provision were as follows:

                               1994       1993      1992
Current:
   Federal                 $ 32,958    $21,682    $21,892
   State and Puerto Rico      9,898     12,400     11,272
   Foreign                    3,107      1,953      1,907
   Total current             45,963     36,035     35,071
Deferred:
   Prepaid                   (5,757)       274       (807)
   Deferred                 (13,085)      (730)       532
   Total deferred           (18,842)      (456)      (275)
Income tax provision       $ 27,121    $35,579    $34,796


Deferred income tax assets (liabilities) were comprised of the following at December 31:

                                                     1994       1993
Net deferred income tax asset:
   Inventory (intercompany profit in inventory
     and excess of tax over book valuation)      $  5,811    $   197
   Accruals not currently deductible                3,127      2,557
   Intangibles                                     12,753       (132)
   Other                                              679      1,483
Deferred income tax asset                          22,370      4,105
Net deferred income tax liability:
   Accumulated depreciation                        (1,927)    (2,925)
   Unrealized gain on investments                    (421)        --
Deferred income tax liability                      (2,348)    (2,925)
Net deferred income tax asset                    $ 20,022    $ 1,180


The Company's effective income tax rate varied from the statutory U.S. federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 as follows:

                                       1994           1993           1992
Income tax provision at
   U.S. statutory rate             $ 37,224       $ 50,828       $ 46,394
Increase (decrease) in taxes
   resulting from:
   State income taxes, net of
     federal tax benefit              1,188          2,610          2,651
   Tax benefits from
     Foreign Sales Corporation       (1,433)        (1,612)        (1,325)
   Tax benefits from
     Puerto Rican operations         (7,880)       (13,782)       (11,401)
   Tax exempt income                 (2,274)        (3,403)        (3,412)
   Foreign taxes at higher rates        194            358            335
   Other                                102            580          1,554
Income tax provision               $ 27,121       $ 35,579       $ 34,796
Effective income tax rate              25.5%          24.5%          25.5%


The Company's effective income tax rate is favorably affected by Puerto Rican tax exemption grants which result in Puerto Rican earnings being partially tax exempt through the year 2003.

Consolidated U.S. federal income tax returns filed by the Company have been examined by the Internal Revenue Service through the year 1989. The Company's 1990 and 1991 federal income tax returns are presently under audit. Field examiners have indicated that the IRS may assert substantial additional taxes on Puerto Rican earnings. Management believes any additional taxes which may ultimately result from the audit would not have a material adverse effect on the Company's financial condition.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries ($26,663 at December 31, 1994) because distribution of these earnings generally would not require additional taxes due to available foreign tax credits.

The Company made income tax payments of $45,737, $28,385, and $22,709 in 1994, 1993 and 1992, respectively.

NOTE 4 STOCK PLANS

Under the terms of the Company's various stock plans, 5,747,180 shares of common stock have been reserved for issuance to directors, officers and employees upon the grant of restricted stock or the exercise of stock options. The stock options are exercisable over periods up to 10 years from date of grant and may be "incentive stock options" or "non-qualified stock options" and may have stock appreciation rights attached. At December 31, 1994, there were a maximum of 3,791,813 shares available for grant and 1,955,367 options outstanding, of which 880,024 were exercisable. Stock option activity was as follows:

                                Options            Price
                            Outstanding        Per Share
 Balance at December 31, 1992   822,643    $  4.59-50.25
   Granted                      602,250      27.25-35.63
   Cancelled                    (88,050)     21.94-50.25
   Exercised                    (49,725)      4.59-22.63
Balance at December 31, 1993  1,287,118       4.59-49.63
   Granted                      765,750      25.88-39.63
   Cancelled                    (92,001)     27.88-48.25
   Exercised                     (5,500)     10.80-21.94
Balance at December 31, 1994  1,955,367       4.59-49.63


Pursuant to the terms of the Company's various stock plans, optionees can use cash, previously owned shares or a combination of cash and previously owned shares to reimburse the Company for the cost of the option and the related tax liabilities. Shares are acquired from the optionee at the fair market value of the stock on the transaction date.

All options have been granted at not less than fair market value at dates of grant. When stock options are exercised, the par value of the shares issued is credited to common stock and the excess of the proceeds over the par value is credited to additional paid-in capital. When non-qualified options are exercised, the Company realizes income tax benefits based on the difference between the fair value of the stock on the date of exercise and the stock option exercise price. These tax benefits do not affect the income tax provision, but rather are credited directly to additional paid-in capital.

Under the terms of the Company's shareholder rights agreement, upon the occurrence of certain events which result in a change in control as defined by the agreement, registered holders of common shares are entitled to purchase one-tenth of a share of Series A Junior Participating Preferred Stock at a stated price, or to purchase either the Company's shares or shares of the acquiring entity at half their market value.

NOTE 5 FINANCIAL INSTRUMENTS AND OFF BALANCE SHEET RISK

FOREIGN CURRENCY INSTRUMENTS AND HEDGING ACTIVITIES: From time to time, the Company may enter into foreign exchange contracts to manage its exposure to fluctuations in foreign currency exchange rates. These contracts involve the exchange of foreign currencies for U.S. dollars at a specified rate at future dates. Counterparties to these contracts are major international financial institutions. Maturities of these instruments are typically one year or less from the transaction date. Gains or losses from these contracts are included in other expense and are intended to partially offset fluctuations in net sales due to currency rate changes.

The Company had contracts totalling $4,215 at December 31, 1994, to exchange French Francs and German Deutschmarks into U.S. dollars. No contracts existed at December 31, 1993. These instruments were recorded at their fair value at each balance sheet date. The cumulative loss on these contracts totalled $128 and was recorded as other expense.

LONG-TERM DEBT: The Company has a $260,000 committed revolving line of credit with a group of 11 banks that terminates in September 1999. The rate of interest payable under this borrowing facility is a floating rate and is a function of the London Interbank Offered Rate. The weighted average rate at December 31, 1994, was 5.9%. A facility fee of 1 1/48% of the total commitment is paid quarterly.

The credit agreement contains various covenants which require the Company to maintain a specified financial ratio, limit liens, regulate asset disposition and subsidiary indebtedness and restrict certain acquisitions and investments. At December 31, 1994, the Company was in compliance with these covenants. The Company believes, based upon current terms, that the carrying value of the long-term debt at December 31, 1994, approximates fair value.

OTHER FINANCIAL INSTRUMENTS: Marketable securities consist of equity instruments, bank certificates of deposit and Puerto Rico industrial development bonds. Under Statement of Financial Accounting Standards (FAS) No. 115, "Account ing for Certain Investments in Debt and Equity Securities," debt securities that the Company does not have the positive intent to hold to maturity and all marketable equity securities are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of shareholders' equity. The Company adopted the provisions of the new standard for investments held or acquired after January 1, 1994, and has classified all investments as available-for-sale and carried them at fair value. In accordance with FAS No. 115, prior period financial statements have not been restated to reflect the change in accounting principle; however, the effect of this change to reflect the net unrealized holding gains on securities classified as available-for-sale was to increase shareholders' equity at January 1, 1994 by $1,248 (net of $764 of current deferred income taxes). A net realized loss of $419 was recorded on sales of available-for-sale securities during 1994. The net unrealized holding gain on available-for-sale securities included as a separate component of shareholders' equity was $686 (net of $421 of current deferred income taxes) at December 31, 1994.


                                     1994               1993
                                       Estimated          Estimated
                                            Fair               Fair
                                   Cost    Value      Cost    Value
Assets:
   Cash and Cash Equivalents   $ 11,791 $ 11,791  $ 26,987 $ 26,987
   Marketable Securities       $124,070 $125,177  $342,004 $342,004


The Company also guarantees certain obligations of its subsidiaries. As of December 31, 1994 and 1993, the maximum amount of such guarantees was $5,000.

CONCENTRATION OF CREDIT RISK: Trade accounts receivables, certain marketable securities and foreign exchange contracts are the financial instruments which subject the Company to concentration of credit risk.

Within the European Economic Community, payment of certain accounts receivable is made by the national health care system within several countries. Although the Company does not currently anticipate collectibility problems with these receivables, payment is contingent upon the economic stability of these countries. The credit risk associated with the balance of the trade receivables is limited due to dispersion of the receivables over a large number of customers in many geographic areas. The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business.

Marketable securities are placed with high credit qualified financial institutions and, by policy, the Company limits the credit exposure to any one financial institution. The Company limits credit risk exposure to foreign exchange contracts by periodically reviewing the credit worthiness of the counterparties to the transactions.

NOTE 6 RETIREMENT PLANS

DEFINED CONTRIBUTION PLAN: The Company has a defined contribution profit sharing plan, including features under Section 401(k) of the Internal Revenue Code, which provides retirement benefits to substantially all full-time U.S. employees. Under the 401(k) portion of the plan, eligible employees may contribute a maximum of 10% of their annual compensation with the Company matching the first 3%. The Company's level of contribution to the profit sharing portion of the plan is subject to Board of Directors approval and is based on its earnings per share. The Company has additional defined contribution programs for employees outside the United States. The benefits under these plans are based primarily on compensation levels. Total retirement plan expense was $2,873, $1,265 and $1,487 in 1994, 1993 and 1992, respectively.

DEFINED BENEFIT PLANS: In certain countries outside the United States, the Company assumed the obligation to provide defined pension benefits to Pacesetter employees. Pension coverage for such employees is provided through separate plans. At December 31, 1994, the Company's obligations under these plans approximated $7,000.

NOTE 7 SUPPLY OF HEART VALVE COMPONENTS

The Company has a long-term contract for supply of pyrolytic carbon components used in its mechanical heart valve prosthesis. Under the terms of the contract, the Company has agreed to purchase decreasing percentages of its component requirements from the supplier through 1998. After 1995, provisions of the contract retain the supplier as a back-up component source, whereby the Company will purchase a minimum of 20% of its needs through 1998. The contract specifies a varying, but annually fixed pricing structure in effect through 1995, whereupon the parties have agreed to negotiate prices for the years 1996 through 1998. Subsequent to 1998, annual renewal clauses may take effect as appropriate. As part of this contract, the Company has granted the supplier a license to produce and sell the supplier's bileaflet mechanical heart valve in countries where patents have been issued covering the St. Jude Medical(R) mechanical heart valve. Under this portion of the contract, the supplier will pay royalties to the Company through 1998. Under a separate agreement, the Company paid a royalty to the supplier based on the number of mechanical heart valves the Company produced from its self-manufactured carbon components through August 1993. Amortization of these royalty amounts paid was completed in the second quarter 1994.

NOTE 8 GEOGRAPHIC AREA

The Company operates in the medical products industry and is segmented into two geographic areas -- the United States and Canada (including all export sales to unaffiliated customers except to customers in Europe, the Middle East and Africa) and Europe (including export sales to unaffiliated customers in the Middle East and Africa).

Sales between geographic areas are made at transfer prices which approximate prices to unaffiliated third parties. Export sales from the United States to unaffiliated customers were $44,050, $29,926, and $25,748 for 1994, 1993 and 1992, respectively.

Net sales by geographic area were as follows:

                       United States     Europe   Elimina- Net Sales
                          and Canada                 tions
1994
Customer sales              $251,244   $108,396   $     --  $359,640
Intercompany sales            71,184         --    (71,184)       --
                            $322,428   $108,396   $(71,184) $359,640
1993
Customer sales              $172,713   $ 79,929   $     --  $252,642
Intercompany sales            59,908         --    (59,908)       --
                            $232,621   $ 79,929   $(59,908) $252,642
1992
Customer sales              $165,551   $ 73,996   $     --  $239,547
Intercompany sales            55,893         --    (55,893)       --
                            $221,444   $ 73,996   $(55,893) $239,547

Operating profit by geographic area was as follows:

 United States
    and Canada   Europe  Corporate     Total
1994   $74,026  $36,814  $(11,541)  $ 99,299
1993   $99,092  $41,046  $ (8,850)  $131,288
1992   $92,613  $38,341  $ (8,696)  $122,258

Identifiable assets by geographic area were as follows:

  United States
     and Canada     Europe Corporate     Total
1994   $549,776   $181,470  $188,652  $919,898
1993   $ 92,083   $ 40,947  $393,787  $526,817
1992   $ 73,333   $ 46,669  $349,748  $469,750


Corporate expenses consist principally of non-allocable general and administrative expenses. Corporate identifiable assets consist principally of cash and cash equivalents and marketable securities.

NOTE 9 OTHER INCOME, NET

Other income, net consisted of the following:

                                       1994      1993      1992
Interest income                       $14,001   $14,635   $13,840
Gain (loss) on sale of investments       (419)       54       350
Joint venture and partnership losses     (969)     (243)       --
Foreign exchange losses                (1,937)     (526)      (43)
Interest expense                       (3,714)       (5)      (21)
Other                                      94        19        70
Other income, net                     $ 7,056   $13,934   $14,196


NOTE 10 OTHER ASSETS

Other assets as of December 31, 1994 and 1993, net of accumulated amortization of $25,316 and $17,500, respectively consisted of the following:

                                                  1994      1993
Investments in companies, joint ventures
   and partnerships                           $ 18,738   $15,259
Payments made to former distributors             1,913     4,237
Intangibles                                    333,000    10,226
                                              $353,651   $29,722

Investments in companies, joint ventures and partnerships are stated at the lower of cost or market. Pursuant to various transition agreements, payments made to former distributors are being amortized over their benefit periods of from four to five years. Intangibles and other assets consist principally of the excess of cost over net assets of certain acquired businesses and technology purchased in connection with the acquisition of certain businesses. Intangibles and other assets are being amortized over periods ranging from five to 20 years.

NOTE 11 CONTINGENCIES

The Company is involved in various products liability lawsuits, claims and proceedings of a nature considered normal to its business. Further, claims may be filed in the future relative to events currently unknown to management. The Company has insurance coverage that management considers to be adequate to protect the Company against product liability losses and management believes the losses that might be sustained from such actions would not have a material adverse effect on the Company's financial condition.

NOTE 12 QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 1994 and 1993 was as follows:

                                          Quarter
                             First    Second     Third   Fourth
Year Ended
   December 31, 1994:
     Net sales             $66,685   $66,736   $62,468  $163,751
     Gross profit          $49,814   $50,277   $46,991  $111,602
     Net income            $26,537   $26,204   $24,489  $  2,004*
     Earnings per share       $.57      $.56      $.52      $.04*

Year Ended
   December 31, 1993:
     Net sales             $68,154   $ 66,944  $ 58,946 $  58,598
     Gross profit          $51,225   $ 50,617  $ 44,948 $  44,510
     Net income            $29,189   $ 28,843  $ 25,972 $  25,639
     Earnings per share       $.61       $.61      $.55      $.55

*Net of $25,300, or $.54 per share, non-cash charge for purchased research and development associated with the Pacesetter acquisition.

Primary and fully diluted per share results are the same for all quarters in 1994 and 1993.

                  TEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                (Dollars in thousands, except per share amounts)

                                                     1994**           1993             1992             1991
SUMMARY OF OPERATIONS
  FOR THE YEAR ENDED:
Net sales                                     $   359,640      $   252,642      $   239,547      $   209,837

Gross profit                                  $   258,684      $   191,300      $   179,297      $   149,043

   Percent of sales                                  71.9%            75.7%            74.8%            71.0%

Operating profit (loss)                       $    99,299      $   131,288      $   122,258      $   100,647

   Percent of sales                                  27.6%            52.0%            51.0%            48.0%

Net income (loss)                             $    79,234      $   109,643      $   101,658      $    83,968

   Percent of sales                                  22.0%            43.4%            42.4%            40.0%

Earnings (loss) per share*                    $      1.69      $      2.32      $      2.12      $      1.75


FINANCIAL POSITION AT YEAR END:

Cash and marketable securities                $   136,968      $   368,991      $   338,690      $   263,314

Working capital                               $   321,402      $   408,998      $   377,321      $   301,094

Total assets                                  $   919,898      $   526,817      $   469,750      $   375,093

Long-term debt                                $   255,000

Total shareholders' equity                    $   552,218      $   484,241      $   429,039      $   344,727


OTHER DATA:

Dividends declared per share                  $       .30      $       .40      $       .30

Primary weighted average shares outstanding    46,779,000       47,222,000       47,931,000       48,069,000

Total employees                                     2,248              722              684              599


 *Earnings per share and share data have been adjusted for 100% stock dividends paid in 1990, 1989 and 1986.

**Results for 1994 include a $40,800 pre-tax ($25,300, or $.54 per share, after-tax) non-cash charge for purchased research and development associated with the Pacesetter acquisition.



[GRAPH]
EARNINGS PER SHARE*

85   ($ .03)
86    $ .30
87    $ .40
88    $ .71
89    $1.07
90    $1.35
91    $1.75
92    $2.12
93    $2.32
94**  $1.69

CLOSING STOCK PRICE*

85      2 5/8
86      3 3/4
87      6 21/32
88     10 1/32
89     24 1/8
90     34 1/2
91     55 1/2
92     42
93     26 1/2
94     39 3/4

                (Dollars in thousands, except per share amounts)

                                         1990             1989             1988             1987             1986             1985
SUMMARY OF OPERATIONS
  FOR THE YEAR ENDED:
 Net sales                        $   175,160      $   147,981      $   114,075      $    71,806      $    60,473     $     26,068

 Gross profit                     $   114,730      $    94,825      $    71,754      $    41,817      $    32,567     $     11,621

    Percent of sales                     65.5%            64.1%            62.9%            58.2%            53.9%            44.6%

 Operating profit (loss)          $    77,315      $    62,221      $    45,697      $    28,231      $    21,477     $     (4,210)

    Percent of sales                     44.1%            42.0%            40.1%            39.3%            35.5%           (16.2%)

 Net income (loss)                $    64,680      $    50,916      $    33,473      $    17,307      $    12,031     $     (1,095)

    Percent of sales                     36.9%            34.4%            29.3%            24.1%            19.9%            (4.2%)

 Earnings (loss) per share*       $      1.35      $      1.07      $       .71      $       .40      $       .30     $       (.03)


 FINANCIAL POSITION AT YEAR END:

 Cash and marketable securities   $   179,059      $   120,881      $    85,688      $    65,025      $    52,526     $     18,978

 Working capital                  $   218,507      $   157,063      $   113,033      $    80,883      $    64,538     $     28,100

 Total assets                     $   278,146      $   201,735      $   143,141      $   101,671      $    85,817     $     39,716

 Long-term debt                                                                      $       508      $    26,083

 Total shareholders' equity       $   254,405      $   185,984      $   129,742      $    92,293      $    49,769     $     35,284


 OTHER DATA:

 Dividends declared per share

 Primary weighted average
   shares outstanding              47,852,000       47,546,000       47,016,000       42,812,000       39,944,000       37,048,000

 Total employees                          544              445              399              296              262              211


[GRAPH]

CASH FLOW PER SHARE*

85   ($ .12)
86    $ .28
87    $ .41
88    $ .63
89    $1.05
90    $1.45
91    $2.08
92    $2.38
93    $2.48
94    $1.91


BOOK VALUE PER SHARE*


85    $  .95
86    $ 1.30
87    $ 2.05
88    $ 2.81
89    $ 3.98
90    $ 5.41
91    $ 7.28
92    $ 9.03
93    $10.43
94    $11.88

                              INVESTOR INFORMATION

TRANSFER AGENT
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
718-921-8293
800-937-5449

Correspondence regarding stock holdings, dividend checks and changes of address should be directed to the transfer agent.

LEGAL COUNSEL                    INDEPENDENT AUDITORS
Lindquist & Vennum P.L.L.P.      Ernst & Young LLP
Minneapolis, Minnesota           Minneapolis, Minnesota

INVESTOR INFORMATION
Investors, shareholders and security analysts seeking additional information about the Company should call Investor Relations at (800) 552-7664.

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K or other financial reports will be provided free of charge to any shareholder upon written request to Investor Relations, St. Jude Medical, Inc., One Lillehei Plaza, St. Paul, Minnesota 55117-9983

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders will be held at 9:30 a.m. on Wednesday, May 3, 1995, at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota.

SHAREHOLDER MAILINGS
When shares owned by one shareholder are held in different forms of the same name (e.g., John Doe, J. Doe) or when new accounts are established for shares purchased at different times, duplicate mailings of shareholder information results. The Company, by law, is required to mail to each name on the shareholder list unless the shareholder requests that duplicate mailings be eliminated or consolidates all accounts into one. Such requests should be directed, in writing, to American Stock Transfer, 6201 15th Avenue, Brooklyn, New York 11219.

St. Jude Medical, Inc. will discontinue issuance of quarterly shareholder reports starting in 1995. Shareholders can obtain the latest Company news release information, including quarterly results, by calling a toll-free number (1-800-552-7664) and listening to a recorded message.

CASH DIVIDENDS
St. Jude Medical, Inc. paid three quarterly cash dividends in 1994 of $.10 per share. On June 28, 1994, St. Jude Medical, Inc. announced that its Board of Directors voted to discontinue its cash dividend upon completion of the acquisition of Pacesetter, which was finalized September 30, 1994.

RESEARCH COVERAGE
The following firms currently provide research coverage of St. Jude
Medical,Inc.:

Bear, Stearns & Co., New York, New York
C.J. Lawrence/Deutsche Bank Securities Corporation, New York, New York Dain Bosworth Incorporated, Minneapolis, Minnesota
Goldman Sachs & Co., New York, New York
Hambrecht & Quist Incorporated, New York, New York
John G. Kinnard & Co., Minneapolis, Minnesota
Merrill Lynch & Co., New York, New York
Morgan Keegan & Company, Inc., Memphis, Tennessee
Morgan Stanley & Co. Incorporated, New York, New York
PaineWebber Incorporated, New York, New York
Piper, Jaffray Incorporated, Minneapolis, Minnesota
Principal Financial Securities, Minneapolis, Minnesota
Raymond James & Associates, Inc., St. Petersburg, Florida
Robert W. Baird Co., Incorporated, Milwaukee, Wisconsin
Salomon Brothers Inc., New York, New York
Sanford C. Bernstein, New York, New York
13D Research Services, Brewster, New York
UBS Securities, New York, New York
Value Line Inc., New York, New York
Vector Securities International, Inc., Deerfield, Illinois
Wertheim Schroder, New York, New York
Wessels, Arnold & Henderson, Minneapolis, Minnesota

SUPPLEMENTAL MARKET PRICE DATA
The common stock of St. Jude Medical, Inc. is traded on the Nasdaq National Market under the symbol STJM. The range of high and low prices per share for the Company's common stock for fiscal 1994 and 1993 are set forth below. As of February 10, 1995, the Company had 4,752 shareholders of record.

                              Year Ended December 31
                            1994                  1993
Quarter                High        Low        High      Low
First                $30.50     $26.00      $42.50    $28.75
Second               $32.50     $24.75      $39.00    $27.25
Third                $36.25     $30.00      $39.50    $25.50
Fourth               $41.00     $33.75      $29.75    $25.00

Price data reflect actual transactions. In all cases, prices shown are inter-dealer prices and do not reflect mark-ups, markdowns or commissions.

TRADEMARKS
St. Jude Medical(R), BiFlex(R), BioImplant(R), Toronto SPV(TM), SJM X-Cell(TM), SJM(R) Masters Series, BioXenoGraft(TM), RediFurl(R), ArmorGlide(TM), RediGuard(R), TaperSeal(R), SureGuide(R), Lifestream(R), Isoflow(R), Phoenix(R), Solus(R), Synchrony(R), AddVent(TM), Microny(TM), Paragon(TM), Passive PLUS(TM), Regency(TM), Tendril(TM), Trilogy(TM), Affinity(TM), PDx(TM), FAST-PASS(R).

(C) 1995 St. Jude Medical, Inc.
Printed in U.S.A. on recyled paper. Covers and pages 1-20 are printed on paper that contains 40% preconsumer and 10% postconsumer material. Pages 21-40 are printed on paper that contains 50% preconsumer and 10% postconsumer material.

                                   LEADERSHIP




ST. JUDE MEDICAL, INC.
St. Paul, Minnesota

Ronald A. Matricaria
Chairman, President and
Chief Executive Officer

John J. Alexander
Vice President,
Corporate Development

Andrew K. Balo
Vice President,
Corporate Quality and
Regulatory Compliance

John P. Berdusco
Vice President, Administration

Peter L. Gove
Vice President,
Corporate Relations

Kevin T. O'Malley
Vice President and
General Counsel

Stephen L. Wilson
Vice President, Finance and
Chief Financial Officer

ST. JUDE MEDICAL DIVISION
St. Paul, Minnesota

Terry L. Shepherd
President

Robert S. Elgin
Vice President, Operations

J. Gary Jordan
Vice President,
Sales and Marketing

Patrick J. O'Neill
Controller

Bruce D. Ward
Vice President, Technology

PACESETTER, INC.
Los Angeles, California

Eric W. Sivertson
President

John P. Aldrich
Vice President,
Personnel Management

Fred A. Colen
Managing Director,
European Operations
(Stockholm, Sweden)

Diane M. Johnson
Executive Vice President and
General Counsel

David A. Morley
Senior Vice President,
Operations

E. Phillip Palmer
Senior Vice President,
Marketing and Sales

ST. JUDE MEDICAL
INTERNATIONAL
Brussels, Belgium

Philipe Auclair
Manager, Regulatory and
Clinical Affairs

Jacques C.J. Bouwens
Manager, Human Resources

Michael D. Dale
Business Unit Director

Claude Van Droogenbroeck
Director, Finance and
Administration

Sten Elfver
Business Unit Director

David L. Vied
Director, Operations and
Planning

CARDIAC ASSIST DIVISION
Chelmsford, Massachusetts

Robert J. Helbling
President

Maria-Teresa Ajamil
Director, International Sales
and Marketing

Anthony P. Caravello
Controller

William Edelman
Director, Research and
Development

Deborah L. Iampietro
Director, Regulatory and
Quality Assurance

James T. Robinson
Director, Marketing

Jan M. Webster
Manager, Human Resources

                               BOARD OF DIRECTORS
[PHOTO] [PHOTO]
Left:
Frank A. Ehmann (1)
Director of Various Companies
Winnetka, Illinois

Right:
Thomas H. Garrett, III (1)
Attorney
Lindquist & Vennum P.L.L.P.
Minneapolis, Minnesota


[PHOTO] [PHOTO]
Left:
Kenneth G. Langone (2)
Managing Director
Invemed Associates, Inc.
New York, New York

Right:
Lawrence A. Lehmkuhl
Director of Various Companies
St. Paul, Minnesota


[PHOTO] [PHOTO]
Left:
Ronald A. Matricaria
Chairman, President and
Chief Executive Officer
St. Jude Medical, Inc.
St. Paul, Minnesota

Right:
William R. Miller (2)
Director of Various Companies
New York, New York


[PHOTO] [PHOTO]
Left:
Charles V. Owens (1)
Chairman
Genesis Labs, Inc.
Minneapolis, Minnesota

Right:
Walter L. Sembrowich, Ph.D.
Co-Chairman
Diametrics Medical, Inc.
St. Paul, Minnesota


[PHOTO] [PHOTO]
Left:
Roger G. Stoll, Ph.D.
Chief Executive Officer and
President
Ohmeda, Inc.
Liberty Corner, New Jersey

Right:
Gail R. Wilensky, Ph.D.
Senior Fellow
Project Hope
Washington, D.C.

(1) Denotes members of the Audit Committee
(2) Denotes members of the Compensation Committee

                            Page - Inside Back Cover

[LOGO] ST. JUDE MEDICAL

St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, MN 55117-9983
612/483-2000
Telex 298453
Fax 612/490-4333

                               Page - Back Cover