Form 10-K/A, Exhibit 13
period 1995-12-31
ST JUDE MEDICAL INC
filed 1996-04-01
CIK 203077

ST. JUDE MEDICAL
1995 ANNUAL REPORT

[Graphic]


GLOBAL LEADERSHIP IN MEDICAL TECHNOLOGY

[Graphic]

IMPROVING QUALITY OF LIFE

[Newspaper Clipping]

TABLE OF CONTENTS

     1    FINANCIAL HIGHLIGHTS
     2    LETTER TO SHAREHOLDERS
     4    U.S. POLICY FORUM
     6    REVIEW OF OPERATIONS
     20   COMMUNITY PARTNERSHIPS
     21   INVESTOR INFORMATION
     22   MANAGEMENT'S DISCUSSION AND ANALYSIS
     27   REPORT OF MANAGEMENT
     27   REPORT OF INDEPENDENT AUDITORS
     28   CONSOLIDATED FINANCIAL STATEMENTS
     38   TEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
     40   CORPORATE GOVERNANCE
     41   LEADERSHIP AND BOARD OF DIRECTORS

ABOUT THE COMPANY--St. Jude Medical, Inc. is committed to assisting health care providers worldwide to restore health and improve the quality of their patients' lives through the design, manufacture and distribution of high-quality, cost-effective and innovative medical devices. Two divisions manufacture and market products: the St. Jude Medical Division, the global leader in heart valves; and Pacesetter, a leader in cardiac rhythm management. To foster growth and diversification, St. Jude Medical has formed alliances with several medical technology companies.

The Company's products are sold worldwide in more than 70 countries. St. Jude Medical has nine operations and manufacturing facilities in the U.S. and Europe and as of December 31, 1995, employed 2,315 people in 14 countries.

ON THE COVER--Scott MacIver of Airdrie, Lanarkshire, Scotland, recently celebrated his second birthday. Pictured in traditional Scottish national dress, Scott received a Pacesetter Microny-TM-, the world's smallest pacemaker, in the summer of 1995. His is a story of how a caring family, medical professionals and St. Jude Medical's global resources saved the life of a young Scottish lad.

Scott had endured two open heart operations by the time he was barely one year old, but his condition worsened. Scott was soon back in the hospital in Glasgow with a falling heart rate and near complete heart block. "We felt our world had caved in and we were about to lose our baby son," his mother Caroline said later.

Scott desperately needed a pacemaker. Given his age and size, only a very small device was possible. Cardiologists Dr. Neil Wilson and Dr. Karen Macleod made an emergency call to St. Jude Medical U.K. in Coventry, England. They specifed a Microny-TM- pacemaker--weighing just
12.8 grams, the size of a 50-pence coin (or a half-dollar). Scott was clinging to life with a dangerously low heart rate.

The St. Jude team responded immediately to deliver the pacemaker to the Royal Hospital for Sick Children. Too late in the day for mail or courier service, U.K. Sales Manager Steve Parker bought an airline ticket and flew the Microny-TM- to Glasgow. Met by Scotland Manager
Gordon Nelson, they received a police escort to the hospital. A fearful family, medical team, and a very sick little boy waited. The pacemaker system was quickly implanted in the 16 month old.

Scott improved immediately. He now leads the life of a normal, rambunctious two year old. Proud father Terry says, "It's nothing short of a miracle. Scott is now a healthy, happy child." Headlines throughout the U.K. reported "The Smallest Miracle" and "Tiny Pacemaker Saves This Tot."

Scott's story reflects St. Jude Medical's international resources. The Microny-TM- was designed and built at Pacesetter AB in Stockholm using components and software developed in the U.S. and Sweden. Clinical advice for the Microny-TM- pacemaker's innovative AutoCapture-TM-feature was provided by a worldwide team of respected cardiologists including Dr. Malcolm Clarke (p. 14). Scott's pacemaker lead was assembled in East Kilbride, just 20 kilometers from his home. And the U.K. St. Jude Medical team worked overtime to deliver the Microny-TM- to Scott's physicians.

Happy Birthday, Scott. SLAINTE--good health.

[Daily Mirror Logo]

NEWSPAPER CLIPPING REPRODUCED WITH PERMISSION FROM THE SEPTEMBER 25, 1995, EDITION OF THE DAILY MIRROR, SCOTLAND.

FINANCIAL HIGHLIGHTS
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


Year ended December 31                        1995         1994      % Change
- -------------------------------------------------------------------------------
INCOME STATEMENT
Net sales                                  $  723,513    $359,640      101%
Operating profit                              194,178      99,299       96%
Net income                                    129,418      79,234       63%
Primary earnings per share                       1.82        1.13       61%
- -------------------------------------------------------------------------------
BALANCE SHEET
Cash and marketable securities             $  166,053    $136,968       21%
Property, plant and equipment, net            156,248     132,165       18%
  Total assets                              1,015,934     919,898       10%

Long-term debt                                120,000     255,000      (53%)
Shareholders' equity                          703,306     552,218       27%
- -------------------------------------------------------------------------------
FINANCIAL CONDITION
Current ratio                                   2.7/1       3.9/1
Debt to cash flow from operations               0.7/1       2.9/1
Debt to total capital ratio                       15%         32%
- -------------------------------------------------------------------------------

NOTE: RESULTS BETWEEN 1995 AND 1994 ARE NOT DIRECTLY COMPARABLE DUE TO THE PACESETTER ACQUISITION, WHICH WAS EFFECTIVE SEPTEMBER 30, 1994. RESULTS FOR 1994 INCLUDE A $40,800 PRE-TAX ($25,300, OR $0.36 PER SHARE, AFTER-TAX) CHARGE FOR PURCHASED RESEARCH AND DEVELOPMENT ASSOCIATED WITH THE PACESETTER ACQUISITION. SEE NOTE 2 TO THE FINANCIAL STATEMENTS.

NET SALES
(DOLLARS IN MILLIONS)

[Bar Graph]


OPERATIONG PROFIT
(DOLLARS IN MILLIONS)

[Bar Graph]


NET INCOME
(DOLLARS IN MILLIONS)

[Bar Graph]


PRIMARY EARNINGS
PER SHARE (IN DOLLARS)

[Bar Graph]

ONE-TIME CHARGE FOR PURCHASED RESEARCH AND DEVELOPMENT ASSOCIATED WITH THE PACESETTER ACQUISITION.

[Photo]

RON MATRICARIA IN A MECHANICAL HEART VALVE MACHINING AREA AT THE WOODRIDGE CARBON TECHNOLOGY CENTER WITH MEMBERS OF A CELLULAR TEAM: LEFT TO RIGHT: ERIC BANKS, SURFACE FINISH OPERATOR--LEAFLET CELL #1; JEAN WEST,
X-RAY/DIMENSIONAL--LEAFLET RESOURCE CELL; THOMAS DAT LE, MANUFACTURING TECHNICIAN (STANDING NEXT TO RON).


TO OUR SHAREHOLDERS


St. Jude Medical made major strides during 1995 toward our goal of global leadership in medical technology. Innovation, diversification and globalization characterized our progress. We achieved superior financial performance and positioned the Company for future growth and profitability.

We are the world's most innovative heart valve disease management business and intend to lead the way in less-invasive heart valve surgery. Pacesetter, the cardiac rhythm management business acquired from Siemens AG in 1994, has greatly exceeded our expectations. The planned acquisition of Daig Corporation represents strategic opportunities in the cardiac rhythm management and interventional cardiology markets and catheter technology.

Financial results set records in 1995 with net sales growing to $723.5 million, a 101 percent increase from the previous year. In two years, sales have almost tripled. Net income increased 24 percent to $129.4 million, or $1.82 per share, exclusive of a one-time 1994 charge associated with the Pacesetter acquisition. We repaid more than half the debt incurred to acquire Pacesetter, while spending nearly $69 million--
9.5 percent of sales--on research and development.

We continue to build shareholder value. After a 50 percent increase in 1994, the 62 percent stock price gain during 1995 again outpaced the S&P 500 and other major stock indices. We distributed a three-for-two stock split in the form of a 50 percent stock dividend, the sixth stock split in St. Jude Medical's history.

Terry Shepherd and his team made substantial progress in implementing a comprehensive heart valve disease management strategy. Our heart valve business grew faster than the overall mechanical market and continued St. Jude Medical's undisputed market leadership. The new SJM-Registered Trademark- Masters Series rotatable mechanical valve was introduced in all major world markets in 15 months, reflecting our focus on quality speed to market.

We signed a significant agreement with Heartport, Inc. to jointly pursue less invasive heart valve repair and replacement surgery. Heartport's Port-Access-TM- procedure is expected to significantly reduce pain, recuperation time and health care costs. Heartport's approach is a paradigm shift in the treatment of heart valve disease and represents an important growth opportunity for the Company. We also licensed a unique valve repair product, the SJM-Registered Trademark- Seguin annuloplasty ring, which is compatible with the Heartport system.

In the tissue valve market, our stentless aortic product, the Toronto SPV-Registered Trademark- valve, is the world's leading stentless tissue valve. We purchased all assets of The Heart Valve Company from Hancock/Jaffe Laboratories, which developed the SJM X-Cell-TM-bioprosthesis. We continue to make progress on our BioXenoGraft-TM-heart valve research program. And earlier this year we announced an exclusive alliance with LifeNet Transplant Services for human donated allograft heart valves.

In 1995, we made tremendous progress with the integration of Pacesetter and these operations have been accretive to earnings since its acquisition. Exciting new products are available to our customers and we are investing in vertical integration and manufacturing resources to further improve profitability.

We formed a tachycardia business unit at Pacesetter in preparation for our entry this year into the ventricular tachycardia/defibrillation (VT/VF) market. Our internal Implantable Cardioverter Defibrillator
(ICD) development program continues. An atrial defibrillation device developed by InControl, Inc., a company in which we have a minority equity position, successfully began international clinical trials.

We are committed to expand St. Jude Medical's global presence to better support customers in all major geographic markets. We enhanced our European management in 1995 by hiring Patrick Fourteau, who was appointed president of St. Jude Medical Europe. Patrick recruited several new members to his team. In Latin America, Ed Storch grew our business substantially. In Asia, Terrie Ajamil is expanding St. Jude Medical's presence in Hong Kong, China, India, Korea and Singapore. Gary Jordan was named general manager of St. Jude Medical Canada as we moved to a direct presence in Canada.

St. Jude Medical's long-term success depends upon recruiting and retaining highly motivated and dedicated employees. We are expanding training programs while making major investments in our information technology infrastructure, based on a long-term agreement with EDS.

Our 1996 goals include entering the VT/VF market, advancing the Heartport alliance, completing the integration of U.S. and European Pacesetter operations, concluding the Daig transaction, and achieving our financial objectives.

The global medical technology market continues to evolve as does the nature of delivering and financing health care, whether from changes in public policy or market forces. This environment is challenging but represents substantial opportunity. To succeed in the years ahead, each St. Jude Medical business must be a market or technology leader; provide health care professionals with substantial value--the highest quality products with demonstrated clinical and economic benefits; and operate as the lowest cost manufacturer.

We extend our sincere appreciation to Larry Lehmkuhl who will be retiring from the Board after 11 years of distinguished service. Larry's decisive leadership as President and CEO from 1985 to 1993 resulted in substantial growth and profitability for St. Jude Medical and positioned the Company for diversification and continued success. We also acknowledge the important contributions of Frank Ehmann who retired from the Board after eight years of service. We wish Larry and Frank the best in their future endeavors.

As we approach the 20th anniversary of St. Jude Medical, we thank you for your support during another year of substantial progress and new challenges. The 2,315 members of the St. Jude Medical team are committed to improving the lives of people around the world, including Scott MacIver, Jim Coburn, Rose Edison and Patrick Cuddy, whom you will meet in this report.


For the Board of Directors,

/s/ Ronald A. Matricaria

Ronald A. Matricaria
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
March 7, 1996

"ST. JUDE MEDICAL MADE MAJOR STRIDES DURING 1995 TOWARD OUR GOAL OF GLOBAL LEADERSHIP IN MEDICAL TECHNOLOGY. INNOVATION, DIVERSIFICATION AND GLOBALIZATION CHARACTERIZED OUR PROGRESS. WE ACHIEVED SUPERIOR FINANCIAL PERFORMANCE AND POSITIONED THE COMPANY FOR FUTURE GROWTH AND PROFITABILITY."

U.S. POLICY ISSUES AND THE MEDICAL DEVICE INDUSTRY


A FORUM WITH CEO RON MATRICARIA, U.S. REP. HOWARD BERMAN (D-CALIFORNIA), U.S. REP. JIM RAMSTAD (R-MINNESOTA), AND GAIL WILENSKY, PH.D.

[Photo]
RON MATRICARIA

MR. MATRICARIA: St. Jude Medical is actively involved in monitoring U.S. government policy initiatives that impact our customers, patients and industry. We want to keep our shareholders, customers and employees informed about these issues. With that in mind, I have asked a distinguished panel to provide an update on three vitally important topics that affect all constituents: FDA reform, biomaterials supply, and Medicare/ Medicaid reform. All are before the 104th Congress.

Joining me are Congressman Jim Ramstad, who is chairman of the House Medical Technology Caucus and has represented Minnesota's 3rd District since 1991; Congressman Howard Berman, who has represented California's 26th District, which includes our Pacesetter facility in Los Angeles, since 1983 and is a member of a House-Senate conference committee on product liability and biomaterials; and Dr. Gail Wilensky, a member of the St. Jude Medical Board of Directors, who served as administrator of the Health Care Financing Administration (HCFA) from 1990-92 and was also an advisor to President George Bush. Dr. Wilensky is currently chair of the Physician Payment Review Commission (PPRC), advising Congress about Medicare and Medicaid financing policy.

Let's begin with legislative proposals to reform the FDA. In recent years the increasing length of time required for U.S. companies to bring medical products to market has become a major issue. The FDA is seen as not equally focused on promoting and protecting public health. Product approval delays make it difficult for patients whose lives depend on these new technologies and clinicians who want to conduct research and clinical studies in the U.S. Congress is considering legislation to shorten FDA review times and mandate other changes in how the FDA operates. Congressman Ramstad, can you give us a perspective on the prospects for FDA reform?

REP. RAMSTAD: In 1995, Congress focused primarily on efforts to balance the federal budget and eliminate our nation's massive debt. Because of that emphasis, other high-priority items--like FDA reform--were delayed.

While budget deliberations will continue this year, I expect we will find the time for other key legislative priorities as well. Hearings on FDA reform legislation have begun in the House and Senate. I am hopeful action will be taken this year to address the regulatory problems that drive innovative companies overseas and deny American patients access to the best available health care technology. Legislation has also been introduced to address concerns about the FDA's review of medical devices prior to export, even if those products are approved by the importing nation.

[Photo]
CONGRESSMAN JIM RAMSTAD

The 104th Congress also demonstrated concern about payment and legal issues facing the medical technology sector. Legislation was introduced in 1995 to clarify the scope of coverage and amount of payment available under Medicare for devices with an FDA Investigational Device Exemption (IDE). While legislative language addressing the problem was included in the 1995 Medicare Preservation Act, HCFA acted independently to resolve the problem.

It is encouraging to see the beginnings of a positive shift on policy matters affecting medical technology. The need to preserve the strength of this industry, for the health of all Americans and for the American economy, is clear.

MR. MATRICARIA: Thank you, Jim, for giving us a sense of prospects for FDA reform. Let's move on to the issue of biomaterials supply. Like FDA reform, this topic deals with maintaining a proper balance of protection for consumers, clinicians and suppliers. Because of the rapidly growing costs of medical liability litigation, many large U.S. suppliers are phasing out sales of critical raw materials and components to medical technology companies. Consequently, we and other device companies find ourselves in a very expensive worldwide search for non-U.S. substitutes for well-known materials such as Teflon-Registered Trademark-, Dacron-Registered Trademark- and silicone. This situation impacts our commitment to maintain the highest quality products and support U.S. suppliers. Fortunately, congressmen like Howard Berman are working to improve the availability of biomaterials. Representative Berman, can you provide us an update on the progress of biomaterials supply legislation in the 104th Congress?

[Photo]
CONGRESSMAN HOWARD BERMAN

REP. BERMAN: Last year, both the House and Senate approved product liability reform bills that included sections to substantially improve the environment for sales of biomaterials from U.S. suppliers to medical technology companies. The biomaterials portions of these bills have broad support. However, particularly in the House, certain product liability sections of these bills were controversial and generated considerable debate.

I represent the House on a House-Senate conference committee working to resolve differences between these bills. The biomaterials sections are generally the same. My colleagues and I are negotiating the product liability provisions while maintaining language to ensure the supply of biomaterials from companies whose products represent a very small percentage of the cost or content of a completed medical device, yet have repeatedly become the target of litigation.

I expect we will resolve our differences on product liability and agree to a conference committee report for ratification by the House and Senate. Approval by the President is in doubt, however.

MR. MATRICARIA: Thank you, Howard. It's encouraging that Congress may take an important step on biomaterials supply reform in 1996. Finally, let's get an update from Dr. Gail Wilensky on the future of the Medicare and Medicaid programs. The objective of current legislative proposals is to slow the growth in the costs of Medicare and Medicaid and contribute to balancing the federal budget.

Clearly, changes in Medicare and Medicaid will impact all sectors of the health care industry in terms of managed care utilization and reimbursement rates. Gail, given your unique perspective on this issue, where is Medicare and Medicaid reform headed?

DR. WILENSKY: The debate between Congress and the President on the parameters of Medicare and Medicaid reform has not resulted in an agreement for real reform of these massive and important entitlement programs. And I doubt that we will see a substantive bill approved until the 105th Congress convenes in 1997.

That's disappointing to me as one who is concerned about federal policy and the increasing percentage these programs represent of the total federal budget. There can be no realistic plan to balance the federal budget by 2002 until Medicare and Medicaid funding levels are resolved.

The differences between the President and congressional leadership revolve around the level of budget savings, impacts on providers and health care choices available to beneficiaries. Regardless of disagreements over financial assumptions, benefit levels and the role of managed care organizations for beneficiaries, America must change its current course in these huge spending programs. We have no choice, if for no other reason than to not burden our children and grandchildren with paying the accumulated costs of their parents' and grandparents' health care. I am convinced that the next Congress will reform Medicare and Medicaid, regardless of the outcome of this fall's national elections.

MR. MATRICARIA: What are the implications of Medicare and Medicaid reform, once enacted, for medical technology companies?

[Photo]
GAIL WILENSKY, PH.D.

DR. WILENSKY: More Medicare and Medicaid beneficiaries will choose managed care health care plans. And there will be cost pressures on hospitals, physicians and suppliers for those beneficiaries who choose to remain in the current system.

Consequently, device companies must demonstrate cost-effective-ness, total therapy cost and the clinical benefits of their products. In addition, the states will have more control over Medicaid funding and eligibility requirements, which will require device companies to pay more attention to state government policies.

MR. MATRICARIA: Thank you, Gail. We eagerly await the outcome of the current debates on the future of Medicare and Medicaid.

My thanks to Jim Ramstad, Howard Berman and Gail Wilensky for providing an inside view of federal policy issues.

[Photos]

HEART VALVE DISEASE MANAGEMENT

SINCE 1977, OVER 650,000 ST. JUDE MEDICAL-REGISTERED TRADEMARK- MECHANICAL HEART VALVES HAVE SAVED LIVES AROUND THE WORLD. JIM COBURN OF GENOA CITY, WISCONSIN, IS A RECENT RECIPIENT OF THE SJM-REGISTERED TRADEMARK- MASTERS SERIES VALVE. MR. COBURN ENJOYS A BOARD GAME WITH HIS NEIGHBOR, ANNETTE TOYNTON. PRIOR TO HIS VALVE REPLACEMENT SURGERY, MR. COBURN HAD CALCIFIC AORTIC STENOSIS. JIM ON HIS RECENT SURGERY: "THE DOCTOR TOLD ME THAT I WILL FEEL BETTER AND HAVE MORE ENERGY AFTER AWHILE, BUT I'M SURPRISED THAT I FEEL SO GOOD SO SOON."

THE SJM-REGISTERED TRADEMARK- MASTERS SERIES ROTATABLE VALVE.

HEART VALVE DISEASE MANAGEMENT

Providing the best solutions to heart valve disease is the mission of St. Jude Medical's heart valve business. Despite undisputed global market leadership in mechanical heart valves, we actually participate in about half of the 225,000 heart valve procedures performed each year, giving us tremendous growth opportunities. We are making significant advances in four areas--mechanical heart valves, tissue heart valves, valve repair and specialty products.

Our mechanical heart valves, with over 650,000 implants, have long been recognized as the industry's gold standard. Superior new products, such as the SJM-Registered Trademark- Masters Series valve providing rotatability and other enhancements, enable us to improve our leadership position. The SJM-Registered Trademark- Masters Series valve was introduced in Europe in 1995 and recently in the United States and Japan. In just one year, over 2,800 of these enhanced valves have been implanted.

Other 1995 milestones include an expanded range of our Hemodynamic Plus (HP) Series to fit most heart valve replacements. We are developing an exciting array of future mechanical heart valve products that incorporate advances in hemodynamic flow and implantability.

We entered into an alliance with the DuPont Merck Pharmaceutical Company (DuPont Pharma) to jointly develop educational programs on using anti-coagulant drugs with mechanical heart valves. This alliance, and others we are developing, should improve the long-term management of patients with heart valve disease, most of whom must follow anti-coagulation therapy.

We are expanding our focus in tissue heart valve technology. Our Toronto SPV-Registered Trademark- valve received the CONFORMITE EUROPEENNE (CE) mark, allowing commercial release in Europe. This valve is the world's leading stentless aortic porcine valve. U.S. clinical trials are ongoing. The performance characteristics of this valve to date have been impressive--in many cases indistinguishable from a healthy, native aortic valve.

To accelerate our tissue valve work, we recently acquired the remaining 50 percent ownership of a 1992 joint venture with Hancock/Jaffe Laboratories to develop the SJM X-Cell-TM- bioprosthesis. Early studies of this stented porcine tissue valve are very encouraging. U.S. clinical trials are expected to begin this year. The unique technologies embodied in the SJM X-Cell-TM-bioprosthesis are highly relevant to other tissue development programs as well.

We are also pursuing other advanced tissue valve technology programs, such as unique antimineralization processes and design enhancements to improve implantability and broaden clinical applications. We expect to disclose our progress in this area later in 1996.

Research continues on our BioXenoGraft-TM- next-generation heart valve and related tissue-engineering programs. While it is a long-range goal, St. Jude Medical intends to be the first company to produce a durable replacement heart valve that would function like a natural part of the human body and not require anti-coagulation.

[Photo]

TERRY SHEPHERD, PRESIDENT, ST. JUDE MEDICAL DIVISION, LEADS A MEETING OF SENIOR MANAGERS IN ST. PAUL TO REVIEW 1996 PLANS TO IMPLEMENT THE
ORGANIZATION'S COMPREHENSIVE HEART VALVE DISEASE MANAGEMENT STRATEGY.

[Photo]

WITH OVER 1,800 IMPLANTS IN EUROPE, THE TORONTO SPV-REGISTERED TRADEMARK-STENTLESS BIOPROSTHETIC HEART VALVE IS THE LEADING PRODUCT OF ITS KIND. ROSE EDISON OF BROMLEY, KENT, ENGLAND, IS ONE PATIENT WHO HAS BENEFITTED FROM THIS TECHNOLOGY. SHE IS ONE OF MANY PATIENTS OF MR. JOHN R. PEPPER, MA, MCHIR, FRCS, READER IN CARDIOTHORACIC SURGERY AND HONORARY CONSULTANT SURGEON AT THE ROYAL BROMPTON HOSPITAL IN LONDON.

[Photo]

HEART VALVE REPAIR

ABOVE: PROF. JACQUES R. SEGUIN, M.D., PH.D., PROFESSOR OF CARDIAC SURGERY AT THE CENTRE HOSPITALIER ET UNIVERSITAIRE DE MONTPELLIER IN MONTPELLIER, FRANCE, INVENTOR OF THE SJM-REGISTERED TRADEMARK- SEGUIN ANNULOPLASTY RING, NOW AVAILABLE EXCLUSIVELY TO ST. JUDE MEDICAL CUSTOMERS.

[Photo]

RIGHT: PROFESSOR SEGUIN WITH DR. C. WALTON LILLEHEI, THE "FATHER OF OPEN HEART SURGERY" AND SJM MEDICAL DIRECTOR, AND MAGGIE WALLNER, MECHANICAL VALVE PRODUCT MANAGER.

A growing number of tissue valves currently used are allografts, or cryo-preserved human heart valves. We recently entered this area of heart valve disease management through an alliance with LifeNet Transplant Services, a leader in providing human tissue for many surgical specialties.

Valve repair is a fast-growing valve disease segment. Some surgeons prefer to treat valvular disease through delicate surgical repair procedures instead of valve replacement. We exclusively licensed a new annuloplasty ring developed by Professor Jacques Seguin, M.D., Ph.D. The geometry and design of the SJM-Registered Trademark- Seguin ring offers the dual benefits of rigidity to help model the valve annulus, and tri-dimensional flexibility, to conform to the contractions of the heart. The SJM-Registered Trademark- Seguin annuloplasty ring is just the beginning of an array of valve repair products.

We also will offer innovative specialty products and services that improve long-term outcomes for patients with heart valve disease. In September, we entered into a significant alliance with Heartport, Inc., the pioneer of Port-Access-TM- cardiovascular surgery. With this novel procedure, valve surgery can be performed through small incisions, or "ports," in the chest wall, eliminating the need to "crack" a patient's chest. Port-Access-TM-surgery could dramatically reduce patient trauma, pain and debilitation, recovery time, and hospital costs. International and U.S. clinical trials will begin in the next few months.

While new technology is central to our mission, we are sensitive to the demands of a changing marketplace in terms of clinical and economic outcomes. We recently announced the results of a major cost of complications analysis, which compares total cost over time for St. Jude Medical-Registered Trademark- mechanical heart valves and a competitor's product. These results translate into important economic advantages to the health care system. Accordingly, the best valve and best value are from St. Jude Medical.

Quality without compromise, the absolute foundation of our success, sets new benchmarks every day. At our Woodridge Carbon Technology Center, we will increase production over the next several years, ensuring self-sufficiency in manufacturing the highest quality mechanical valve in the world with significant cost advantages.

Our team views our mission as a calling. It is an exciting time to be in the heart valve disease management business. We expect significant growth from new products, product enhancements and new markets. While some view the heart valve business as relatively mature, we view it as young, dynamic and receptive to innovation.

The problems of heart valve disease have not been solved. By bringing to market the best solutions we and our partners can develop, we anticipate that health care providers throughout the world will continue to turn to St. Jude Medical for all of their heart valve disease management needs.

/s/ Terry L. Shepherd

Terry L. Shepherd
PRESIDENT, ST. JUDE MEDICAL DIVISION

[Photo]

THE COMPANY'S STATE-OF-THE-ART WOODRIDGE CARBON TECHNOLOGY CENTER IN LITTLE CANADA, MINNESOTA, RECEIVED FDA CERTIFICATION IN 1995. IT WAS PREVIOUSLY ISO 9000/9001 CERTIFIED AND RECEIVED THE CE MARK. ARGUABLY THE FINEST PYROLYTIC CARBON FACILITY IN THE WORLD, WOODRIDGE COMPLETES THE COMPANY'S STRATEGY TO CONTROL ITS OWN MECHANICAL HEART VALVE MANUFACTURING RESOURCES.

HEART VALVE DISEASE MANAGEMENT PRODUCTS

MECHANICAL VALVE AND REPAIR PRODUCTS

[Photo]

TOP: ST. JUDE MEDICAL-REGISTERED TRADEMARK- AORTIC VALVED GRAFT WITH MEADOX-REGISTERED TRADEMARK- HEMASHIELD-REGISTERED TRADEMARK- WOVEN DOUBLE VELOUR GRAFT--THE IDEAL PRODUCT COMBINATIONS FOR THOSE PATIENTS REQUIRING BOTH AORTIC VALVE AND ASCENDING AORTA REPLACEMENT.

SECOND ROW, LEFT TO RIGHT: ST. JUDE MEDICAL-REGISTERED TRADEMARK- MECHANICAL HEART VALVE SJM-REGISTERED TRADEMARK- MASTERS SERIES--THE MOST POPULAR MECHANICAL VALVE IN THE WORLD, WITH ADDITIONAL FEATURES SUCH AS ROTATABILITY, RADIOPACITY, AND ADDITIONAL SUTURE MARKERS; ST. JUDE MEDICAL-REGISTERED TRADEMARK- MECHANICAL HEART VALVE, STANDARD CUFFED VALVE--IMPLANTED SINCE 1977 IN 70 DIFFERENT COUNTRIES; ST. JUDE MEDICAL-REGISTERED TRADEMARK-MECHANICAL HEART VALVE HEMODYNAMIC PLUS (HP) SERIES--IMPROVES THE HEMODYNAMIC PERFORMANCE OF THE STANDARD VALVE, OFFERING UP TO 25% REDUCTION IN PRESSURE GRADIENT ACROSS THE VALVE; SJM-REGISTERED TRADEMARK- SEGUIN ANNULOPLASTY RING(1)--ANNULAR REMODELING AND TRI-DIMENSIONAL FLEXIBILITY IN A SEMI-RIGID DESIGN.

TISSUE VALVES
[Photo]

[LIFENET Logo]

THIRD ROW, LEFT TO RIGHT: TORONTO SPV-REGISTERED TRADEMARK- VALVE(2); SJM X-CELL-TM- BIOPROSTHESIS1; BIOIMPLANT-REGISTERED TRADEMARK- TISSUE VALVE(1); AORTIC ALLOGRAFT HEART VALVE

DISEASE MANAGEMENT
[Photo]

[DUPONT PHARMA Logo]
[HEARTPORT Logo]

BOTTOM: ANTI-COAGULATION MANAGEMENT SERVICES OFFERED WITH DUPONT MERCK PHARMACEUTICAL COMPANY (DUPONT PHARMA), ST. JUDE MEDICAL-REGISTERED TRADEMARK- PORT-ACCESS-TM- MECHANICAL HEART VALVE SYSTEM INCORPORATING HEARTPORT-TM- PORT-ACCESS-TM- TECHNOLOGY(2).

(1)    NOT AVAILABLE IN U.S.
(2)    NOT AVAILABLE IN U.S., PENDING FDA APPROVAL

CARDIAC RHYTHM MANAGEMENT PRODUCTS

PACEMAKER SYSTEMS
[Photos]


TOP: FOUR OF PACESETTER'S PACEMAKERS. LEFT TO RIGHT: THE TRILOGY-TM- DR+ PACEMAKER(2), WHICH RECEIVED THE CE MARK IN 1995 AND IS IN U.S. CLINICAL
TRIALS UNDER AN IDE (INVESTIGATIONAL DEVICE EXEMPTION); THE REGENCY-TM- SR+ PACEMAKER(1) WITH PROPRIETARY AUTOCAPTURE-TM- PACEMAKER ALGORITHM, THE MOST SOPHISTICATED OF THE FIVE MODELS IN THE REGENCY-TM- FAMILY, RECEIVED CE MARK APPROVAL IN LATE 1995; THE MICRONY-TM- SR+ PACEMAKER(1), THE WORLD'S FIRST COMMERCIALLY RELEASED PACEMAKER WITH PACESETTER'S AUTOCAPTURE-TM- ALGORITHM
AND ALSO THE WORLD'S SMALLEST IMPLANTABLE PACEMAKER, INTRODUCED IN EUROPE IN 1995 AND EXPECTED TO BEGIN U.S. CLINICAL TRIALS IN 1996; AND THE SINGLE-LEAD DUAL-CHAMBER ADDVENT-TM- PACEMAKER(2) , PACESETTER'S FIRST OFFERING FOR THE VDDR MODE OF PACING THERAPY, WHICH ENTERED EUROPEAN CLINICAL TRIALS DURING 1994
AND 1995 IN THE U.S.

MIDDLE LEFT: CARDIAC PACING LEADS. LEFT TO RIGHT: THE PASSIVE PLUS-REGISTERED TRADEMARK- TIN LEAD, RELEASED IN THE U.S. IN 1995, INCLUDES PACESETTER'S PROPRIETARY TITANIUM NITRIDE COATING ON THE ELECTRODE TIP, THE MEMBRANEE-TM-STEROID-ELUTING PACING LEAD(1) ENTERED THE EUROPEAN MARKET IN 1995 AND THE AV PLUS-TM- PACING LEAD(2), DESIGNED EXCLUSIVELY FOR USE IN THE ADDVENT-TM-PACEMAKER.

MIDDLE RIGHT: UNPARALLELED DIAGNOSTICS ARE THE HALLMARK OF PACESETTER PACING SYSTEMS WITH PDX-TM- SOFTWARE AS SEEN HERE IN A PRINTED REPORT ON THE TRILOGY-TM- DR+ AND THE NEW APSM-TM-(1) POCKET PROGRAMMER, WHICH RECEIVED CE MARK APPROVAL IN 1995.

IMPLANTABLE CARDIOVERTER DEFIBRILLATOR (ICD) SYSTEMS
[Photos]

BOTTOM: THE AEGIS-TM- ICD (IMPLANTABLE CARDIOVERTER DEFIBRILLATOR) SYSTEM(1) IS EXPECTED TO ENTER EUROPEAN AND U.S. CLINICAL TRIALS IN 1996, PENDING FDA APPROVAL OF AN IDE APPLICATION.

(1)    NOT AVAILABLE IN U.S.
(2)    NOT AVAILABLE IN U.S., PENDING FDA APPROVAL

CARDIAC RHYTHM MANAGEMENT

[Photos]

PATRICK CUDDY, 18, A SENIOR AT C.E. KING HIGH SCHOOL IN THE SHELDON INDEPENDENT SCHOOL DISTRICT IN HOUSTON, TEXAS, PLAYS IN THE MIGHTY PANTHER MARCHING BAND AND IS LOOKING FORWARD TO COLLEGE. TWO YEARS AGO, HIS PROSPECTS WERE VERY DIFFERENT. A CONGENITAL DEFECT IN HIS HEART ALONG WITH AN ABNORMAL HEART RHYTHM AND A FAILING TRICUSPID VALVE WERE CAUSING HIS HEALTH TO DECLINE.

     SURGERY WAS THE BEST OPTION. A CARDIAC CARE TEAM AT TEXAS CHILDREN'S HOSPITAL IN HOUSTON IMPLANTED A ST. JUDE MEDICAL-REGISTERED TRADEMARK-MECHANICAL HEART VALVE AND A PACESETTER SYNCHRONY-REGISTERED TRADEMARK- III PACEMAKER.

     PATRICK QUICKLY RECOVERED. BESIDES PLAYING IN THE BAND, PATRICK ENJOYS SWIMMING AND OTHER ACTIVITIES AND IS PLANNING A CAREER IN CIVIL ENGINEERING. IN JUNE 1995 PATRICK, HIS MOTHER ROXY AND SISTER SARAH (RIGHT) SPOKE AT A PACESETTER EMPLOYEE GATHERING ABOUT HOW MEDICAL TECHNOLOGY HAS CHANGED PATRICK'S LIFE.

CARDIAC RHYTHM MANAGEMENT

The global cardiac rhythm management (CRM) market is expected to reach $5 billion by the year 2000. St. Jude Medical is positioned to participate in all segments of this large and growing health care arena. Pacesetter, St. Jude Medical's cardiac rhythm management business, had a very successful 1995. We introduced more bradycardia products than in the previous four years combined. These devices incorporate innovative and proprietary technologies and include:

THE TRILOGY-TM- FAMILY OF IMPLANTABLE CARDIAC PACEMAKERS. Pacesetter's pioneering contributions to cardiac pacing technology continue with the introduction of the Trilogy-TM- family. The five dual- and single-chamber Trilogy-TM- devices are designed with automated features to tailor pacing therapy to individual patient requirements. Trilogy-TM- devices incorporate enhanced PDx-TM- software to offer the potential for peak cardiac performance for patients. The Trilogy-TM- DR, DC and SR were approved by the FDA in 1995 for U.S. market release, while the more sophisticated DR+ and SR+ are in U.S. clinical trials. In Europe, the DR+, DR and DC have CE mark approval.

MICRONY-TM-, THE WORLD'S FIRST PACEMAKER WITH AUTOCAPTURE-TM- ALGORITHM. Pacesetter's proprietary AutoCapture-TM- algorithm results in an unprecedented level of patient safety. AutoCapture-TM- enables the pulse generator to use the minimum amount of energy necessary to stimulate the heart, allowing for greater device longevity and a smaller size. Weighing only 12.8 grams, Microny-TM- is the world's smallest pacemaker. Microny-TM-is available in the European market and is expected to enter U.S. clinical trials in 1996.

THE REGENCY-TM- FAMILY OF SINGLE-CHAMBER PACEMAKERS. This product family enhances Pacesetter's single-chamber offering in international markets. Regency-TM- pacemakers combine intelligent operation with simplicity of use to improve patient safety and physician efficiency. Two Regency-TM- models incorporate the AutoCapture-TM- algorithm. All are designed with additional diagnostic capabilities to address needs in the predominantly single-chamber international market. Full international introduction is anticipated in 1996, as are U.S. clinical trials of the Regency-TM- SR+.

SEVERAL NEW PACING LEADS. In the U.S., the Tendril-Registered Trademark- DX steroid-eluting pacing lead and Passive PLUS-Registered Trademark- DX entered clinical trials, while the Passive PLUS-Registered Trademark- TiN, containing a proprietary titanium nitride coating on the electrode tip, was cleared for market release. In Europe, the steroid-eluting MembraneE-TM- lead family completed trials in preparation for 1996 international market release.

THE APSM-TM- POCKET PROGRAMMER. A pocket-sized, battery-operated programming device with updated single-chamber diagnostics, the APSM-TM- programmer was released in 1995 for international markets and will be submitted for FDA review in early 1996.

The future for Pacesetter's bradycardia business is very bright given extensive research and development programs, and prospects for new applications for pacing. Our technology leadership position in bradycardia supports the Company's entry into other segments of the CRM market--ventricular tachycardia/ventricular fibrillation (VT/VF), electrophysiology and atrial fibrillation.

Pacesetter made significant advances in 1995 in the VT/VF market, a large and rapidly growing segment of CRM. The new tachycardia business unit led by Mark
W. Kroll, Ph.D., former vice president of research and product

[Photo]

PACESETTER'S GLOBAL HEADQUARTERS AND PRINCIPAL U.S. MANUFACTURING LOCATION IN SYLMAR, JUST NORTH OF LOS ANGELES, CALIFORNIA.

[PACESETTER Logo]

ST. JUDE MEDICAL IS COMMITTED TO BECOMING A GLOBAL LEADER IN OFFERING SOLUTIONS FOR ALL SEGMENTS OF THE CARDIAC RHYTHM MANAGEMENT MARKET. THE ACQUISITION OF PACESETTER IN 1994 WAS THE FIRST STEP IN THE COMPANYS STRATEGY FOR THIS IMPORTANT MARKET. PACESETTER'S GOALS ARE AGGRESSIVE, BUT REALISTIC. THE TECHNOLOGY, INTELLECTUAL PROPERTY, PEOPLE, AND FUNANCIAL RESOURCES ARE IN PLACE TO ACHIEVE LEADERSHIP IN THE CARDIAC RHYTHM MANAGEMENT MARKET.

[Photos]

AUTOCAPTURE-TM-

[CHART]

CONTINUING NEARLY FOUR DECADES OF TECHNOLOGY LEADERSHIP, PACESETTER'S INNOVATIVE AND UNIQUE AUTOCAPTURETM FEATURE IS DESIGNED TO MINIMIZE THE ENERGY REQUIRED TO STIMULATE THE HEART, USING A SMALLER BATTERY WITHOUT COMPROMISING LONGEVITY.

     DR. MALCOLM CLARKE, FRCP, FACC, A CONSULTANT CARDIOLOGIST AT CITY GENERAL HOSPITAL, STOKE ON TRENT, A MEMBER OF PACESETTER'S MEDICAL ADVISORY BOARD AND INVESTIGATOR IN THE EVALUATION OF AUTOCAPTURE-TM-, DISCUSSES ITS IMPORTANCE FOR PATIENTS AND PHYSICIANS WITH MAGNUS OHMAN, MICRONY-TM- PROJECT MANAGER AT PACESETTER AB WHICH DEVELOPED AUTOCAPTURE-TM-, AND ROY INGRAM, A FIELD CLINICAL ENGINEER AT ST. JUDE MEDICAL U.K., LTD.

planning for Angeion Corporation, is developing implantable cardioverter defibrillator (ICD) products. We expect initial
European and U.S. clinical implants during the first half of 1996 of the Aegis-TM-, the world's smallest ICD, manufactured for Pacesetter by Angeion. The tachycardia business unit also manages Pacesetter's internal ICD development program. The first product in that family is expected to enter clinical trials in 1997. To further progress in this field, an advanced tachycardia technology research team is being established in St. Paul, Minnesota.

Pacesetter will enter the third segment of the CRM market--electrophysiology
(EP)--as a result of St. Jude Medical's announced acquisition of Daig Corporation. EP involves the treatment of an arrhythmia using catheters to detect and correct electrically dysfunctional areas in the heart. Daig has several innovative EP catheter products approved in Europe and the U.S.

Daig also has products in clinical trials that address the fourth CRM market segment--atrial fibrillation (AF). AF is an arrhythmia in the upper chambers of the heart estimated to affect more people than bradycardia and ventricular tachycardia combined. St. Jude Medical has a minority equity position in InControl, Inc., whose implantable atrial defibrillator, the METRIX-TM-, began international clinical trials last year. U.S. clinical trials are expected to begin this year.

Pacesetter's strategic direction revolves around one overriding goal--quality speed to market. Achieving this goal will accelerate our performance by enhancing:

- -    a global strategic marketing direction with local market tactical capabilities,
- -    an integrated approach to be the lowest cost manufacturer,
- -    universal quality standards and procedures,
- -    a worldwide approach to clinical trials and expedited regulatory cycles, and
- -    an intellectual property portfolio to protect critical inventions.

Vertical integration at Pacesetter will improve operational efficiency and product profit margins. We are investing in a facility for European operations near Stockholm, Sweden. A second facility being constructed in Phoenix, Arizona, will produce hybrids, a critical electronic circuitry component, in order to decrease reliance on outside suppliers and provide manufacturing options for other products. Both facilities are expected to be operational by mid-1997.

Ongoing marketplace changes have increased health care providers' emphasis on efficient patient care and improved patient outcomes--areas in which Pacesetter excels. Recent agreements with two large health care providers, VHA, Inc. and Columbia/HCA, Inc., provide St. Jude Medical divisions the opportunity to partner in delivering high-quality, cost-effective patient care.

With Pacesetter's bradycardia market position, the introduction this year of the Aegis-TM- ICD and Daig's capabilities in EP and AF, St. Jude Medical will provide solutions for all heart arrhythmias. Few companies enjoy this position, a strategy that will drive substantial growth in the future.

[Photo]

A DECEMBER 1995 GROUNDBREAKING CEREMONY FOR PACESETTER AB'S NEW R&D AND MANUFACTURING FACILITY IN JARFALLA, JUST NORTH OF STOCKHOLM, SWEDEN. LEFT TO
RIGHT: BO JOHANSSON, MAYOR, CITY OF JARFALLA; FRED COLEN, MANAGING DIRECTOR, PACESETTER AB; AND INGELA THALEN, SWEDISH MINISTER OF HEALTH AND SOCIAL AFFAIRS.

[Photo]

LEFT TO RIGHT: WERNER HAFELFINGER, VICE PRESIDENT, MANUFACTURING; FRANK KELLY, SR. VICE PRESIDENT, HYBRID OPERATIONS; AND DAVID MORLEY, SENIOR VICE PRESIDENT, OPERATIONS, REVIEW PLANS FOR PACESETTER'S NEW HYBRID MANUFACTURING FACILITY IN PHOENIX, ARIZONA.

[Photos]

A GLOBAL COMPANY

ST. JUDE MEDICAL'S INTERNATIONAL OPERATIONS EXECUTIVES ARE COMMITTED TO THE COMPANY'S GLOBALIZATION OBJECTIVES AND TO EXPAND SALES AND SUPPORT IN ALL MAJOR WORLD MARKETS. LEFT TO RIGHT: TERRIE AJAMIL, ASIA-PACIFIC; PATRICK FOURTEAU, EUROPE; GARY JORDAN, CANADA; ED STORCH, LATIN AMERICA.

PATRICK FOURTEAU AND EUROPEAN MANAGING DIRECTORS MEETING AT ASHFORD CASTLE, CONG, CO. MAYO, IRELAND TO REVIEW 1996 PLANS FOR EUROPE. LEFT TO
RIGHT: RUUD HELWIG, EASTERN EUROPE; ROGER OSBORNE, UNITED KINGDOM; HUGUES D'ATHIS, PACESETTER FRANCE; STEN ELFVER, AUSTRIA, SWITZERLAND, BENELUX AND NORDIC COUNTRIES; FOURTEAU; ANGELO RIVETTI, ITALY; JEAN-LOUIS NORRE, HEART VALVE BUSINESS, FRANCE; JURGEN FUCHS, GERMANY; AND DR. IGNACIO L. BALBOA, SPAIN AND PORTUGAL.

A GLOBAL COMPANY

Investments in globalization characterized St. Jude Medical's international operations in 1995. Sales grew significantly from 1994, and all geographies made substantila progress. The combined resources of our core businesses provided a broader product portfolio and the critical mass required to expand in all major world markets. While nearly 60 percent of all medical technology sales occur outside the United States, less than half of St. Jude Medical's 1995 sales were international. This gap is an opportunity.

Our 1995 heart valve and pacing product introductions were very successful. New products are expected to represent almost half of international sales in 1996. These new products--including the SJM-Registered Trademark- Masters Series rotatable mechanica lheart valve and the Toronto SPV-Registered Trademark- valve, and the Trilogy-TM-, Microny-TM- and Regency-TM- pacemaker systems--will drive market share. The Aegis-TM- ICD allows us to enter the international VT/VF market. And the European market potential of Daig's products for interventional cardiology and cardiac rhythm management are substantial.

A number of talented individuals with significant international business experience are helping us build the business. Ruud Helwig, formerly with Eli Lilly & Co., is directing our efforts in Eastern Europe, Middle East and Africa, with an emphasis on the emerging markets of Russia, Poland, Hungary and Czechoslovakia. Jurgen Fuchs is the managing director for Germany, coming from Biotronik GmbH, the top German pacing company. In addition, Michel Cavadini, formerly of Digital Equipment Corporation, is the director of finance and administration, while Roland Gerard, formerly with Sulzer Medica, S.p.A., is director of regulatory affairs and quality assurance.

Terrie Ajamil moved from the cardiac assist division to take responsibility for Asia-Pacific Rim operations. Ed Storch continues to expand the Company's business in Latin America. We consolidated our operations in Italy under Angelo Rivetti. And Gary Jordan, previously responsible for heart valve sales and marketing, is general manager of a new direct selling organization in Canada.

International markets vary widely, and it is essential to understand specific market requirements, regulatory systems, reimbursement policies and cultural norms. European health care systems are similar to the U.S. managed care market in terms of pricing and reimbursement policies. However, regulatory differences generally enable new products to move through clinical trials faster and to market earlier, which benefits European clinicians and patients.

With new products, the right people and a focus on implementation, we are developing a stronger presence for St. Jude Medical. We are committed to increasing the Company's international presence as a high-quality, cost-effective provider of life-saving products.

/s/ Patrick P. Fourteau

Patrick P. Fourteau
PRESIDENT, ST. JUDE MEDICAL
EUROPE, MIDDLE EAST AND AFRICA

"IN ASIA AND THE PACIFIC RIM, LOCAL CUSTOMS INFLUENCE HOW WE DO BUSINESS. COUNTRIES ARE EXTREMELY NATIONALISTIC. WE MUST UNDERSTAND THESE CULTURES TO SUCCEED. THERE IS TREMENDOUS POTENTIAL IN THIS REGION AND SOME RISK, BUT THE GROWTH OPPORTUNITIES ARE SUBSTANTIAL."

TERRIE M. AJAMIL
VICE PRESIDENT, ASIA-PACIFIC
/s/ Terrie M. Ajamil

"IN 1995 WE MADE SUBSTANTIAL PROGRESS EXPANDING ST. JUDE MEDICAL'S BUSINESS IN LATIN AMERICA. OUR GOAL IS TO ESTABLISH A MORE ACTIVE AND CONSISTENT PRESENCE THROUGHOUT THESE EMERGING GROWTH MARKETS."

EDWARD A. STORCH
VICE PRESIDENT, LATIN AMERICA
/s/ Edward A. Storch

"A CONSOLIDATED PRESENCE ALLOWS US TO BETTER ADDRESS THE CHANGING NEEDS OF OUR CANADIAN CUSTOMERS. WITH THIS NEW BUSINESS UNIT, WE WILL MEET OUR PHYSICIAN AND ADMINISTRATIVE CUSTOMERS' DEMANDS FOR CONTINUOUS IMPROVEMENT IN THE HEART VALVE AND PACING MARKETS, AND ARE POSITIONED TO SUPPORT NEW PRODUCTS."

J. GARY JORDAN
VICE PRESIDENT AND GENERAL MANAGER
ST. JUDE MEDICAL CANADA

/s/ J. Gary Jordan

[Photos]

NEW TECHNOLOGY PLATFORMS

IN JANUARY 1996, ST. JUDE MEDICAL ANNOUNCED A DEFINITIVE AGREEMENT TO ACQUIRE DAIG CORPORATION, A LEADER IN THE DESIGN AND MANUFACTURING OF SPECIALIZED MEDICAL DEVICES, LOCATED IN MINNETONKA, MINNESOTA.

     LEFT TO RIGHT: NGUON CHHOY, GROUP LEADER; ANUSUIA SINGH,
ASSEMBLER; AND JOAN HAAG, GROUP LEADER, ARE PART OF DAIG'S CATHETER MANUFACTURING TEAM.

MIKE COYLE, DIRECTOR, BUSINESS DEVELOPMENT AND PHIL PALMER, VICE
PRESIDENT, CORPORATE DEVELOPMENT WITH A DAIG CATHETER.

NEW TECHNOLOGY PLATFORMS

We continue to build St. Jude Medical as a broad-based medical technology leader. During 1995 the Company achieved further diversification within the cardiac rhythm management and heart valve disease management businesses, and explored opportunities in interventional cardiology, vascular/ endovascular repair and interventional neurology. In December, following a year of analyzing opportunities to create shareholder value at our cardiac assist division, we concluded that the best alternative was to sell that business. We are also reviewing opportunities in other therapeutic classes to position St. Jude Medical for its next decade of continued market leadership.

Completing the acquisition of Daig Corporation is a critical step in our diversification plan. Daig positions the Company in additional segments of cardiac rhythm management, represents an entry into interventional cardiology, and adds important core competencies in catheter technology that will be leveraged into our other targeted therapeutic classes. With its presence in interventional cardiology, Daig offers St. Jude Medical a strong platform from which to pursue new technologies which address important unmet clinical needs such as restenosis.

Our 1994 minority equity investment in EndoVascular Technologies, Inc.
(EVT) provides St. Jude Medical the opportunity to closely monitor a groundbreaking new technology for the repair of damaged or diseased blood vessels. EVT's Endovascular Grafting System-TM-, currently in U.S. clinical trials, may provide an alternative to major invasive surgery and extended hospitalization associated with the repair of abdominal aortic aneurysms.

In 1996 St. Jude Medical is implementing a comprehensive strategy that is responsive to the economic environment of today's global medical technology market.

We will also continue to analyze business development opportunities for St. Jude Medical based on the Company's strategic diversification plan. Our strong sales, marketing and clinical support organizations targeted at cardiovascular surgeons, cardiologists, and electrophysiologists along with our core competencies in heart valve, electrical stimulation and catheter technologies are important assets that we will use to drive future growth.

/s/ E. Phillip Palmer
E. Phillip Palmer
VICE PRESIDENT, CORPORATE DEVELOPMENT

[Photo]

AT A RECENT MEETING FOR INVESTORS AND FINANCIAL ANALYSTS, HEARTPORT CO-FOUNDER AND CEO WESLEY D. STERMAN, M.D. AND TERRY L. SHEPHERD, PRESIDENT OF THE ST. JUDE MEDICAL DIVISION, DEMONSTRATED HEARTPORT'S REVOLUTIONARY "PORT-ACCESS-TM-" APPROACH TO HEART VALVE SURGERY.

     IN SEPTEMBER 1995, ST. JUDE MEDICAL AND HEARTPORT ANNOUNCED AN AGREEMENT FOR THE TWO COMPANIES TO PURSUE LESS-INVASIVE PORT-ACCESS-TM- HEART VALVE SURGERY TO REPLACE AND REPAIR DISEASED HEART VALVES. THIS AGREEMENT WAS A CRITICAL HEART VALVE DISEASE MANAGEMENT MILESTONE FOR ST. JUDE MEDICAL IN 1995.

COMMUNITY PARTNERSHIPS

[Photo]

ST. JUDE MEDICAL IS ACTIVELY INVOLVED IN SUPPORTING THE UNIVERSITY OF MINNESOTA'S BIOMEDICAL ENGINEERING INSTITUTE. MINNESOTA'S MECHANICAL HEART VALVE AND PACEMAKER INDUSTRIES BOTH TRACE THEIR ORIGINS TO THE UNIVERSITY OF MINNESOTA AND TO DR. C. WALTON LILLEHEI. REVIEWING THE PROGRESS OF A FUNDRAISING CAMPAIGN FOR THE BIOMEDICAL ENGINEERING INSTITUTE ARE: LEFT TO
RIGHT: C. WALTON LILLEHEI, M.D., Ph.D., WHO IS THE HONORARY CO-CHAIR OF THE CAMPAIGN, ALONG WITH THE FOUNDER OF MEDTRONIC, EARL BAKKEN (NOT PICTURED); BILL BRODY, M.D., Ph.D., PROVOST, HEALTH SCIENCES; RON MATRICARIA, CAMPAIGN CHAIR; PROF. MATT TIRRELL, DIRECTOR OF BIOMEDICAL ENGINEERING INSTITUTE; AND UNIVERSITY OF MINNESOTA PRESIDENT NILS HASSELMO.

St. Jude Medical is committed to good corporate citizenship and supporting employees and their families, its health care customers and their patients and the communities in which it does business. The examples listed illustrate how the Company, its executives and employees contribute resources, time and talents to worthy organizations and individuals. Related activities include: participation in annual United Way campaigns; student mentoring and internship programs; adopt-a-school initiatives including Pacesetter's relationship with Sylmar High School; support of youth athletic teams; matching grants for employee contributions to post-secondary institutions; participation in boards of public companies, non-profit organizations and industry associations; and sponsorship of fundraising events hosted by cardiac care charities and medical societies.

In 1996, St. Jude Medical will establish a foundation to support medical technology research, cardiac care, humanitarian missions, community fundraising campaigns and employee volunteerism.

[Photo]

ST. JUDE MEDICAL'S HEART VALVE AND CARDIAC RHYTHM MANAGEMENT BUSINESSES REGULARLY DONATE PRODUCTS TO PHYSICIANS AND ORGANIZATIONS WHO PERFORM CARDIOVASCULAR SURGERY FOR PATIENTS IN NEED AROUND THE WORLD. HERE BARRY FORWAND, VICE PRESIDENT, NORTH AMERICAN OPERATIONS, PACESETTER, AND DEBBIE RAYBURN, SUPERVISOR, PRODUCT DISTRIBUTION, EXAMINE PRODUCTS FROM PACESETTER'S LOS ANGELES MANUFACTURING FACILITY THAT ARE READY FOR SHIPMENT FOR HUMANITARIAN USE AT INTERNATIONAL LOCATIONS. IN 1995, ST. JUDE MEDICAL PRODUCTS WERE DONATED TO PHYSICIANS WORKING IN ARGENTINA, BOLIVIA, BOSNIA AND HERZEGOVINA, CHINA, CROATIA, GUATEMALA, INDIA, PARAGUAY AND UZBEKISTAN, AMONG OTHER COUNTRIES.

[Photo]

EMPLOYEE VOLUNTEER PROGRAMS FOCUS ON ASSISTING COMMUNITY ORGANIZATIONS. AT THE COMPANY'S MINNESOTA HEADQUARTERS, EMPLOYEES COLLECT DONATED ITEMS TO SUPPORT THOSE IN NEED. PICTURED LEFT TO RIGHT ARE: BARB KELM, BECKY KOEPP, BARB VOJTECH AND SHARLA WILLIAMSON, SORTING GIFTS FOR DELIVERY FOR THE 1995 HOLIDAYS.

INVESTOR INFORMATION
- -------------------------------------------------------------------------------

TRANSFER AGENT
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
718-921-8293
800-937-5449

Correspondence regarding stock holdings and changes of address should be directed to the transfer agent.

When shares owned by one shareholder are held in different forms of the same name (e.g., John Doe, J. Doe) or when new accounts are established for shares purchased at different times, duplicate mailings of shareholder information results. The Company, by law, is required to mail to each name on the shareholder list unless the shareholder requests that duplicate mailings be eliminated or consolidates all accounts. Such requests should be directed, in writing, to American Stock Transfer, 6201 15th Avenue, Brooklyn, NY 11219.

ANNUAL MEETING OF SHAREHOLDERS The annual meeting of shareholders will be held at 9:30 a.m. on Thursday, May 9, 1996, at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, MN.

INVESTOR INFORMATION A copy of the Company's annual report on Form 10-K or other financial reports will be provided free of charge to any shareholder upon written request to Investor Relations, St. Jude Medical, Inc., One Lillehei Plaza, St. Paul, MN 55117-9983.

St. Jude Medical, Inc. does not issue quarterly shareholder reports. Shareholders and security analysts can obtain the latest Company news releases, including quarterly results, and other information by calling Investor Relations at a toll-free number (1-800-552-7664). Company news releases are also available through "Company News On-Call" by fax (1-800-758-5804, ext. 816662) or at http://www.prnewswire.com on the INTERNET. A St. Jude Medical home page on the INTERNET will be available in 1996.

DIVIDENDS St. Jude Medical, Inc. discontinued its cash dividend upon completion of the acquisition of Pacesetter, which was finalized
September 30, 1994. The Company did not pay any cash dividends in 1995.

On November 16, 1995, the Company distributed a 50% common stock dividend to shareholders of record as of November 2, 1995.

RESEARCH COVERAGE
The following firms currently provide research coverage of St. Jude
Medical, Inc.:

Bear, Stearns & Co., New York, NY
C.J. Lawrence/Deutsche Bank Securities Corporation, New York, NY
CS First Boston, New York, NY
Dain Bosworth Incorporated, Minneapolis, MN
Goldman Sachs & Co., New York, NY
Hambrecht & Quist Incorporated, New York, NY
John G. Kinnard & Co., Minneapolis, MN
JP Morgan Securities, New York, NY
Morgan Keegan & Company , Inc., Memphis, TN
Morgan Stanley & Co., Incorporated, New York, NY
Paine Webber Incorporated, New York, NY
Piper, Jaffray Incorporated, Minneapolis, MN
Raymond James & Associates, Inc., St. Petersburg, FL
Robert W. Baird Co., Incorporated, Milwaukee, WI
Salomon Brothers Inc., New York, NY
Sanford C. Bernstein, New York, NY
Schroder, Wertheim, New York, NY
UBS Securities, New York, NY
Vector Securities International, Inc., Deerfield, IL
Wasserstein Perella Securities, Inc, New York, NY
Wessels, Arnold & Henderson, Minneapolis, MN

SUPPLEMENTAL MARKET PRICE DATA The common stock of St. Jude Medical, Inc. is traded on the Nasdaq National Market under the symbol STJM. The range of high and low prices per share for the Company's common stock for fiscal 1995 and 1994 are set forth below. As of February 5, 1996, the Company had 4,539 shareholders of record.

                           Year Ended December 31
                          1995                1994
                    ------------------------------------
Quarter              High       Low      High      Low
- --------------------------------------------------------
First               $28.83    $23.67    $20.33    $17.33
Second              $35.67    $27.08    $21.67    $16.50
Third               $42.67    $32.58    $24.17    $20.00
Fourth              $43.25    $32.50    $27.33    $22.50

Price data reflect actual transactions. In all cases, prices shown are inter-dealer prices and do not reflect mark-ups, mark-downs and commissions.

TRADEMARKS St. Jude Medical-Registered Trademark-, Toronto SPV-Registered Trademark-, SJM X-Cell-TM-, SJM-Registered Trademark-, BioXenoGraft-TM-, Synchrony-Registered Trademark-, AutoCapture-TM-, Addvent-TM-, Microny-TM-, Passive PLUS-Registered Trademark-, Regency-TM-, Tendril-Registered Trademark-, Trilogy-TM-, PDx-TM-, APSM-TM-, Aegis-TM-, MembraneE-TM-and AV PLUS-TM-.

Heartport-TM- and Port-Access-TM- are trademarks of Heartport, Inc. Meadox-Registered Trademark- and Hemashield-Registered Trademark- are registered trademarks of Meadox Medicals, Inc. Teflon-Registered Trademark- and Dacron-Registered Trademark- are registered trademarks of DuPont de Nemours, E.I. & Co., Inc. Endovascular Grafting System-TM- is a trademark of Endovascular Technologies, Inc. METRIX-TM- is a trademark of InControl, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

RESULTS OF OPERATIONS

INTRODUCTION: The Company designs, manufactures and markets medical devices and provides services primarily for the cardiovascular segment of the medical device market. Principal products include the world's most frequently implanted mechanical heart valves, tissue heart valves, bradycardia pacemakers and pacemaker leads.

Management's principal objective is to increase shareholder value by focusing on customer satisfaction, product innovation, continual product and process improvement and investment in medical technologies. The Company has implemented a long-term business strategy which focuses investment on specific medical device technologies which will provide innovative solutions to health care providers and patients.

Effective September 30, 1994, St. Jude Medical acquired from Siemens AG substantially all the worldwide assets of its cardiac rhythm management operations ("Pacesetter"). The acquisition significantly expanded the Company's product offerings and provided a medical technology platform for potential further diversification of its business. The Company's 1994 fourth quarter and full year 1995 financial results include Pacesetter's operations.

The commentary that follows should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements on pages 28 to 37. The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest December 31. Fiscal years 1995, 1994 and 1993 consisted of 52 weeks.

Shown in the following table for the periods indicated are the percentage relationships of certain items in the consolidated statements of income to net sales and the percentage change of the dollar amounts of such items as compared with the prior period. Due to the impact of the Pacesetter acquisition, amounts are not directly comparable between years.

                                                              Year-to Year
                          Percent of Net Sales            Increase/(Decrease)
- -----------------------------------------------------------------------------
                                                             1995        1994
                           Year Ended December 31        Compared    Compared
                          1995       1994       1993      to 1994     to 1993
- -----------------------------------------------------------------------------

Net sales                 100.0%     100.0%     100.0%       101%        42%
Cost of sales              30.8%      28.1%      24.3%       121%        65%
- ------------------------------------------------------
Gross profit               69.2%      71.9%      75.7%        94%        35%
Selling, general and
  administrative           32.9%      27.1%      19.4%       143%        99%
Research and
  development               9.5%       5.8%       4.3%       228%        91%
Purchased research
  and development            --       11.4%        --       (100%)       --
- ------------------------------------------------------
Operating profit           26.8%      27.6%      52.0%        96%       (24%)
Other income
  (expense), net            (.9%)      2.0%       5.5%      (194%)      (49%)
- ------------------------------------------------------
Income before taxes        25.9%      29.6%      57.5%        76%       (27%)
Income tax provision        8.0%       7.6%      14.1%       114%       (24%)
- ------------------------------------------------------
Net income                 17.9%      22.0%      43.4%        63%       (28%)
- -----------------------------------------------------------------------------



NET SALES: Net sales totalled $723,513 in 1995, a $363,873, or 101%, increase over 1994 net sales of $359,640. Approximately $349,000 of the increase was attributable to the full year effect of the Pacesetter transaction and increased Pacesetter sales. On a comparable business basis, net sales were almost $269,000, which was approximately a 6% increase over 1994 net sales.


NET SALES
(IN MILLIONS)

[BAR GRAPH]

- - HEART VALUES
- - CARDIAC RHYTHM MANAGEMENT
- - OTHER


Mechanical heart valve net sales increased in 1995 in all geographic markets despite worldwide health care reform and increased competition which continued to put pressure on the number of procedures performed as well as on pricing flexibility. Domestic mechanical heart valve net sales increased slightly in 1995 due to the full year availability of the St. Jude Medical-Registered Trademark- Hemodynamic Plus Series valves and collagen-impregnated aortic valved grafts and general price increases that were partially offset by a slight reduction in unit sales. International mechanical heart valve net sales in 1995 were more than 10% higher than 1994. This resulted

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION AND FINANCIAL CONDITION
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

mainly from increased unit sales in the developing markets of Latin America and the Middle East. In Western Europe, net sales were positively impacted by approximately $7,500 in 1995 due to the depreciation of the U.S. dollar from 1994 levels.

Tissue heart valve net sales in 1995 increased significantly from 1994 levels due to the continuing physician acceptance of the Toronto SPV-TM-valve. Cardiac assist device 1995 net sales increased by almost 15% from 1994 levels as a result of new product introductions and market share penetration.

Pacesetter net sales totalled almost $455,000. This represented an increase of approximately $349,000 from 1994 levels which only included net sales subsequent to the purchase of the business on September 30, 1994. The higher sales level also resulted from the 1995 introduction of the Trilogy-TM- line of bradycardia pacemakers and several advanced pacemaker leads.


NET SALES
(IN MILLIONS)

[BAR GRAPH]

- - UNITED STATES
- - INTERNATIONAL


International net sales were 42% of total net sales in 1995 which was consistent with 1994.

Net sales in 1994 of $359,640 were 42% higher than 1993 net sales. The increase principally resulted from the fourth quarter 1994 Pacesetter net sales and higher mechanical heart valve sales in emerging international markets. Domestic mechanical heart valve sales increased due to the introduction of the collagen-impregnated aortic valved graft and general price increases that were partially offset by a reduction in unit sales.

COST OF SALES: As a percentage of net sales, cost of sales in 1995 increased to 30.8% from 28.1% in 1994 primarily as a result of Pacesetter operations. Although Pacesetter margins are consistent with the industry, its margins are not as high as the Company's heart valve margins. Cost of sales includes royalties paid in connection with various license agreements. In addition, cost of sales increased in 1995 due to a price increase from the Company's supplier of pyrolytic carbon components, the major components of the mechanical heart valve. Also, a higher percentage of mechanical heart valve unit sales were generated in the lower margin markets of Latin America and the Middle East. These increases were partially offset by reduced royalty payments due to the expiration of a license agreement pertaining to mechanical heart valve sales during the first quarter 1995.

In 1994, cost of sales as a percentage of sales increased to 28.1% from 24.3% in 1993. The increase was principally attributable to lower margin Pacesetter sales, a higher percentage of mechanical heart valve sales into lower margin emerging markets and a price increase from the Company's supplier of pyrolytic carbon components. These increases were partially offset by reduced royalty payments to the Company's pyrolytic carbon supplier due to the expiration of a contract during the first quarter 1994.

SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative (SG&A) expense increased in 1995 to $237,569 from $97,577 in 1994. As a percentage of net sales, SG&A increased to 32.9% in 1995 from 27.1% in 1994. The higher dollar amount and percentage of net sales increase were mainly due to Pacesetter operations. Selling efforts for pacemakers are much more labor intensive and the Company uses a commission-based independent contractor sales force in the U.S. and distributors in all international markets except Western Europe. Also, Pacesetter related goodwill amortization was recorded for the full year in 1995 compared to only one quarter in 1994. In addition, SG&A expenses increased due to additional marketing costs attributable to expanded coverage in the Pacific Rim and Latin American markets and an increased infrastructure in Western Europe as a result of the Pacesetter acquisition. Operating expenses denominated in foreign currencies also increased approximately $4,500 due to the depreciation of the U.S. dollar.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION AND FINANCIAL CONDITION
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

During 1994, selling, general and administrative expense increased $48,537 over 1993 levels. The increase was mainly attributable to Pacesetter operations, higher domestic mechanical heart valve marketing costs associated with increased competition and ISO 9000 certification activities.

RESEARCH AND DEVELOPMENT: Research and development (R&D) expense in 1995 increased to $68,970 from $21,008 recorded in 1994 and as a percentage of net sales increased to 9.5% from 5.8%. The increase was attributable to the full year effect of Pacesetter operations. Pacesetter has major ongoing R&D programs in the areas of bradycardia pacemakers and tachycardia defibrillators as well as development of a new programmer. A slight decrease in R&D for the heart valve business resulted from the completion of certain phases of the development of the SJM-Registered Trademark- Masters Series rotatable heart valve which was introduced in 1995.


RESEARCH AND DEVELOPMENT
(IN MILLIONS)

[BAR GRAPH]



In 1994, research and development expense increased to $21,008 from $10,972 recorded in 1993. The increase mainly resulted from Pacesetter's fourth quarter operations. Other R&D expenses decreased from 1993 levels due to the completion of certain phases of research and development which was offset by increased spending for both mechanical and tissue heart valves.

PURCHASED RESEARCH AND DEVELOPMENT: The Pacesetter acquisition was accounted for as a purchase and, on this basis, a pre-tax charge of $40,800 for purchased research and development was incurred in 1994. Specifically, purchased research and development was analyzed by an independent appraisal firm through interviews and evaluation of identifiable developmental projects. Anticipated future cash flows of certain projects were discounted to present values considering risks associated with uncertainties and obstacles in completing projects, technological innovations which could decrease the expected cash flows and other potential market changes. Other projects were valued using the cost approach which values projects based on the buyer's ability to avoid previously incurred costs for projects with no alternative future use.

OTHER INCOME (EXPENSE): Other expense totalled $6,615 in 1995 compared to other income of $7,056 in 1994. The Pacesetter acquisition which was effective September 30, 1994 decreased the Company's cash and marketable securities position by $275,000 and increased debt by $255,000. During 1995, $135,000 of debt was repaid; however, interest expense in 1995 increased significantly over 1994 levels as a result of a full year of debt as opposed to one quarter of debt. Due to fluctuations in the U.S. dollar and a shift in the relationship between European currencies, foreign exchange contract gains and foreign exchange transaction gains were recorded in 1995 compared to losses recorded in 1994.

Net other income decreased to $7,056 in 1994 from $13,934 in 1993 mainly due to the financing of the Pacesetter acquisition. Interest expense was $3,714 in 1994 and negligible in 1993 and interest income was significantly reduced. Also partnership and joint venture losses were higher in 1994 as significant costs were incurred with respect to The Heart Valve Company's development of the SJM X-Cell-TM- bioprosthesis.

INCOME TAX PROVISION: The Company's 1995 effective income tax rate increased to 31.0% which was 5.5 percentage points higher than the 1994 effective rate. The higher rate resulted from lower tax advantaged investment income, income from Pacesetter operations which is generally taxed at a higher rate than the Company's previously existing business and reduced tax benefits derived from the Company's Puerto Rican operations.

The Omnibus Budget Reconciliation Act of 1993 significantly reduced the tax benefits which were previously available from income generated by the Company's Puerto Rican operations under Internal Revenue Code (IRC) Section
936. As a result of this legislation, Puerto Rican tax benefits were reduced by an additional 5% in 1995 on top of a 40% reduction in 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION AND FINANCIAL CONDITION
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

OUTLOOK: The Company expects that market demands, government regulation and societal pressures will continue to change the health care industry worldwide resulting in further business consolidations and alliances. To meet customer needs, the Company intends to continue to pursue diversification opportunities in the form of acquisitions, joint ventures, partnerships and strategic business alliances. In addition, the Company will participate with industry groups to promote the introduction and use of advanced medical device technology within a cost conscious environment. Finally, customer service in the form of cost effective clinical outcomes will continue to be a primary focus for the Company.

In 1995, competition continued to increase in the Company's heart valve business; however, the Company estimates it held its share of the worldwide heart valve market. During 1995, domestic hospital inventory reduction programs and increased competition resulted in a slight reduction in domestic unit demand for the Company's products. International unit sales growth exceeded 10% reflecting continued penetration of emerging markets. Competition is anticipated to place downward pressure on pricing and health care reform is expected to result in further hospital consolidations over time.

The Company's cardiac rhythm management business is also in a highly competitive market. During 1995, the Company introduced to the market a number of new pulse generators and pacemaker lead products. The Company estimates that it held its share of the worldwide bradycardia segment of the cardiac rhythm market in 1995.

The Company has a goal to achieve 15% annual growth in earnings per share. However, achievement of this goal could be materially affected by factors including, but not limited to, the Company's inability to execute its diversification strategy or successfully integrate acquired companies; legislative or administrative reform of the U.S. Medicare and Medicaid systems in a manner that would significantly reduce reimbursement for procedures using the Company's medical devices; unexpected failures of the Company's products or continuation of or increases in existing failure modes for the Company's implanted products; unfavorable developments in the area of product liability laws affecting medical devices; the acquisition of key patents by competitors that would have the effect of excluding the Company from new market segments; or a serious earthquake affecting the Company's Pacesetter facility in Los Angeles.

The Company anticipates that its 1996 effective income tax rate will increase due to a higher ratio of Pacesetter income which is generally taxed at a higher rate, reduced Puerto Rican income as a percentage of total income and a lower Puerto Rican tax benefit as IRC Section 936 tax benefits are reduced by an additional 5% per year through 1998. There are additional changes to IRC Section 936 regulations being proposed by the Internal Revenue Service which, if finalized in its present form, would further negatively impact the Company's effective tax rate. There are also legislative proposals to eliminate the Section 936 tax benefit. The Company cannot predict when, or if the regulation or legislative changes will be adopted.

Subsequent to December 31, 1995, the Company had several unusual transactions which will be reflected in the first quarter 1996 financial statements. Sale of the cardiac assist business for $25,000 will result in a gain of approximately $10,000. Acquisition of The Heart Valve Company for $1,000 and approximately 149,000 shares of Company common stock will result in a purchased research and development charge of approximately $5,000. Settlement of litigation related to an acquisition break up fee will result in a gain of approximately $3,000. The planned acquisition of Daig Corporation for approximately 10,000,000 shares of Company common stock will result in transaction related expenses of approximately $5,500. In addition, the Daig acquisition is expected to dilute net income by approximately 5% in 1996.

FINANCIAL CONDITION

SUMMARY: The financial condition of the Company was strengthened during 1995. The debt incurred with respect to the Pacesetter acquisition was reduced in 1995 to $120,000 from $255,000 at the end of 1994. Cash and marketable securities increased to $166,053 at December 31, 1995, from $136,968 at December 31, 1994. Working capital, the difference between current assets and current liabilities, was $327,526 at December 31, 1995, a $6,124 increase from the prior year end level.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION AND FINANCIAL CONDITION
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

LIQUIDITY: Company operations provide a strong, positive cash flow which is more than sufficient to meet the Company's operational requirements. Cash provided by operations in 1995 amounted to $175,478 compared to $88,933 in 1994. The current ratio was 2.7 to 1 at December 31, 1995.

The Company has a $260,000 long-term revolving line of credit through September 1999 with an eleven member banking syndicate comprised of banks in the United States and other countries where it conducts its business. At December 31, 1995, the Company had $140,000 available under the line.

Accounts receivable increased approximately $18,400 in 1995 principally due to a shift in sales to emerging markets with longer payment cycles. Inventories increased about $28,400 primarily as a result of expanded product offerings in both the heart valve and cardiac rhythm management businesses. Net property, plant and equipment increased almost $24,100 due to Pacesetter plant expansion, pacemaker programmer investments and further development of the Company's Woodridge carbon technology center.


CASH FLOW FROM OPERATIONS
(IN MILLIONS)

[BAR GRAPH]


Cash flow from operations and access to additional capital will enable the Company to pursue further diversification opportunities and to fund expected capital additions. During 1996 and 1997, the Company will expand pacemaker manufacturing capacity in both the U.S. and Sweden. In addition, the Company will invest in its information systems and communications infrastructure.

CAPITAL: The Company's capital structure consists of equity and interest bearing debt. Interest bearing debt as a percent of total capital was 14.6% at December 31, 1995 a reduction from 31.6% at December 31, 1994. More importantly, the ratio of debt to cash flow from operations was reduced from 2.9/1 to .7/1.


CAPITAL STRUCTURE
(IN MILLIONS)

[BAR GRAPH]

- - EQUITY
- - DEBT


Cash dividends paid to shareholders in 1994 were $13,935. The Company discontinued its cash dividend subsequent to the third quarter 1994 in order to accelerate debt repayment and to provide additional funds for investment in new businesses. No repurchases of shares of common stock were made during 1995 or 1994. The Company may repurchase approximately 1,000,000 additional shares under a currently outstanding Board of Directors authorization.

OUTLOOK: Management is unaware of any adverse business trends that would materially affect the Company's strong financial position. Should suitable investment opportunities arise that would require additional financing, management believes that the Company's excellent earnings, strong cash flow and solid balance sheet provide a substantial basis to obtain additional financing at highly competitive rates and terms.

REPORT OF MANAGEMENT
- -------------------------------------------------------------------------------

The management of St. Jude Medical, Inc. is responsible for the preparation, integrity and objectivity of the accompanying financial statements. The financial statements were prepared in accordance with generally accepted accounting principles and include amounts which reflect management's best estimates based on its informed judgement and consideration given to materiality. Management is also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.

In the opinion of management, the Company's accounting systems and procedures, and related internal controls, provide reasonable assurance that transactions are executed in accordance with management's intention and authorization, that financial statements are prepared in accordance with generally accepted accounting principles, and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom. Management reviews and modifies the system of internal controls to improve its effectiveness. The effectiveness of the controls system is supported by the selection, retention and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility and a strong budgeting system of control.

St. Jude Medical, Inc. also recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and business conduct. This responsibility is reflected in the Company's business ethics policy.

The adequacy of the Company's internal accounting controls, the accounting principles employed in its financial reporting and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of outside directors. The independent auditors and internal auditor meet with, and have confidential access to, the Audit Committee to discuss the results of their audit work.

/s/ Ronald A. Matricaria

Ronald A. Matricaria
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER


/s/ Stephen L. Wilson

Stephen L. Wilson
VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER


REPORT OF INDEPENDENT AUDITORS
- -------------------------------------------------------------------------------

Board of Directors
St. Jude Medical, Inc.
St. Paul, Minnesota

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 1995 and 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

MINNEAPOLIS, MINNESOTA
February 5, 1996

CONSOLIDATED STATEMENTS OF INCOME
- ------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


Year Ended December 31              1995           1994          1993
- -----------------------------------------------------------------------
Net sales                         $723,513       $359,640      $252,642
Cost of sales                      222,796        100,956        61,342
- -----------------------------------------------------------------------
Gross profit                       500,717        258,684       191,300

Selling, general and
  administrative expense           237,569         97,577        49,040
Research and development expense    68,970         21,008        10,972
Purchased research and
   development charge                              40,800
- -----------------------------------------------------------------------
Operating profit                   194,178         99,299       131,288

Other income (expense), net         (6,615)         7,056        13,934
- -----------------------------------------------------------------------
Income before taxes                187,563        106,355       145,222

Income tax provision                58,145         27,121        35,579
- -----------------------------------------------------------------------
Net income                        $129,418      $  79,234      $109,643
- -----------------------------------------------------------------------

Earnings per share:
  Primary                         $   1.82      $    1.13      $   1.55
  Fully diluted                   $   1.81      $    1.12      $   1.55
- -----------------------------------------------------------------------

Cash dividends paid per share     $     --      $    0.20      $   0.27
- -----------------------------------------------------------------------

Average shares outstanding:
  Primary                       71,067,000     70,169,000    70,834,000
  Fully diluted                 71,543,000     70,516,000    70,863,000
- -----------------------------------------------------------------------



See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
- ----------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

December 31                                        1995         1994
- ----------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                       $  13,438    $  11,791
Marketable securities                             152,615      125,177
Accounts receivable, less allowance               164,492      146,062
  (1995 - $9,328, 1994 - $5,760)
Inventories:
  Finished goods                                   79,638       59,534
  Work in process                                  27,121       21,723
  Raw materials                                    51,652       48,750
- ----------------------------------------------------------------------
Total inventories                                 158,411      130,007
Prepaid income taxes                               15,930        4,448
Other current assets                               15,268       16,597
- ----------------------------------------------------------------------
Total current assets                              520,154      434,082
- ----------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
Land                                                9,949       12,049
Buildings and improvements                         44,160       42,200
Machinery and equipment                           130,998       89,957
Construction in progress                           19,315       12,811
- ----------------------------------------------------------------------
Gross property, plant and equipment               204,422      157,017
  Less accumulated depreciation                   (48,174)     (24,852)
- ----------------------------------------------------------------------
Net property, plant and equipment                 156,248      132,165
- ----------------------------------------------------------------------

OTHER ASSETS                                      339,532      353,651
- ----------------------------------------------------------------------
TOTAL ASSETS                                   $1,015,934     $919,898
- ----------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                               $   78,364     $ 42,143
Accrued income taxes                               38,965       20,240
Accrued employee compensation
  and related taxes                                44,684       32,377
Other accrued expenses                             30,615       17,920
- ----------------------------------------------------------------------
Total current liabilities                         192,628      112,680
- ----------------------------------------------------------------------

LONG-TERM LIABILITIES
Long-term debt                                    120,000      255,000
- ----------------------------------------------------------------------
CONTINGENCIES
- ----------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock, par value $1.00 per
  share - 25,000,000 shares authorized;
  no shares issued
Common stock, par value $.10 per share -
  100,000,000 shares authorized; issued
  and outstanding 1995 - 69,991,700 shares;
  1994 - 69,718,623 shares                          6,999        6,972
Additional paid-in capital                         31,782       25,947
Retained earnings                                 650,515      521,097
Cumulative translation adjustment                   4,319       (2,484)
Unrealized gain on available-for-sale
  securities                                        9,691          686
- ----------------------------------------------------------------------
Total shareholders' equity                        703,306      552,218
- ----------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $1,015,934     $919,898
- ----------------------------------------------------------------------



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- --------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                Common Stock
                                            ---------------------    Additional             Cumulative   Unrealized      Total
                                            Number of                 Paid-In    Retained   Translation   Gain on     Shareholders'
                                              Shares       Amount     Capital    Earnings   Adjustment   Investments    Equity
- --------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1992                  71,276,319     $7,128    $ 58,455     $364,941    $(1,485)      $   --       $429,039
- --------------------------------------------------------------------------------------------------------------------------------

Net income                                                                        109,643                                109,643
Issuance of common stock
 upon exercise of stock
 options, net of taxes
 withheld                                     111,623         11       1,342                                               1,353
Tax benefit realized upon
 exercise of stock options                                               355                                                 355
Cash dividends
 ( .27 per share)                                                                 (18,786)                               (18,786)
Purchase and retirement
 of common shares                          (1,766,550)      (177)   (35,062)                                             (35,239)
Translation adjustment                                                                        (2,124)                     (2,124)
- --------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993                  69,621,392      6,962     25,090       455,798     (3,609)          --        484,241
- --------------------------------------------------------------------------------------------------------------------------------

Net income                                                                         79,234                                 79,234
Issuance of common stock
 upon exercise of stock
 options, net of taxes
 withheld                                      97,231         10        634                                                  644
Tax benefit realized upon
 exercise of stock options                                              223                                                  223
Cash dividends
 ( .20 per share)                                                                 (13,935)                               (13,935)
Translation adjustment                                                                         1,125                       1,125
Unrealized gain on
 investments, net of taxes                                                                                    686            686
- --------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                  69,718,623      6,972     25,947       521,097     (2,484)         686        552,218
- --------------------------------------------------------------------------------------------------------------------------------

Net income                                                                        129,418                                129,418
Issuance of common stock
 upon exercise of stock
 options, net of taxes
 withheld                                     273,077         27      4,486                                                4,513
Tax benefit realized
 upon exercise of stock options                                       1,349                                                1,349
Translation adjustment                                                                         6,803                       6,803
Unrealized gain on
 investments, net of taxes                                                                                  9,005          9,005
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995                  69,991,700     $6,999    $31,782      $650,515    $ 4,319       $9,691       $703,306
- --------------------------------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- --------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)


Year Ended December 31                          1995         1994        1993
- ----------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                     $129,418     $ 79,234      $109,643
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation                                   20,198        8,313         4,516
  Amortization                                   20,102        7,816         4,458
  Purchased research and development charge                   40,800
  Changes in operating assets and
   liabilities net of acquisition:
   Decrease (increase) in accounts
    receivable                                  (18,662)     (23,079)          718
   Increase in inventories                      (21,846)      (4,024)       (5,972)
   Decrease (increase) in other current assets    1,643       (9,685)       (1,920)
   Increase (decrease) in accounts payable
    and  accrued expenses                        37,273        7,193        (2,746)
   Increase (decrease) in accrued income taxes   19,969       (3,227)        7,061
   Increase in prepaid and deferred income
    taxes                                       (12,617)     (14,408)         (456)
- ----------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES       175,478       88,933       115,302
- ----------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of property, plant and
 equipment, net                                 (42,961)     (18,789)      (16,422)
Purchases of marketable securities              (26,524)     (88,426)     (153,290)
Proceeds from sale or maturity of
 marketable securities                           13,500      306,360        81,630
Investments in companies, joint ventures
 and partnerships                                (3,701)     (13,564)      (12,253)
Acquisition of Pacesetter                        13,000     (524,300)
Other investing activities                        2,694       (7,686)       (3,273)
- ----------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES           (43,992)    (346,405)     (103,608)
- ----------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from exercise of stock options           4,514          644         1,353
Cash dividends paid                                          (13,935)      (18,786)
Common stock repurchased                                                   (35,239)
Proceeds from the issuance of long-term
 debt                                                        255,000
Repayment of long-term debt                    (135,000)
- ----------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES                                    (130,486)     241,709       (52,672)
- ----------------------------------------------------------------------------------
Effect of currency exchange rate changes
 on cash                                            647          567          (381)
- ----------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                      1,647      (15,196)      (41,359)
CASH AND CASH EQUIVALENTS AT BEGINNING
 OF YEAR                                         11,791       26,987        68,346
- ----------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR       $ 13,438     $ 11,791      $ 26,987
- ----------------------------------------------------------------------------------



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS: St. Jude Medical, Inc. develops, manufactures and distributes medical device products with an emphasis on cardiac care products. The Company's products are sold in more than 70 countries. Principal products sold are prosthetic heart valves and pacemakers. The main markets for both products are the United States, Western Europe and Japan. In the United States, the Company uses a direct employee-based sales organization for its heart valve products and a combination of independent contractors and employee-based sales organizations for its pacemaker products. In Western Europe, the Company has a direct sales presence in thirteen countries. Throughout the rest of the world the Company uses distributor-based sales organizations.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications of previously reported amounts have been made to conform with the current year presentation.

USE OF ESTIMATES: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ACCOUNTING PERIOD: The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest December 31. Fiscal years 1995, 1994 and 1993 consist of 52 weeks.

TRANSLATION OF FOREIGN CURRENCIES: Assets and liabilities of the Company's foreign subsidiaries are translated at exchange rates in effect on reporting dates and differences due to changing exchange rates are recorded as "cumulative translation adjustment" in shareholders' equity. Income and expenses are translated at rates which approximate those in effect on transaction dates.

CASH EQUIVALENTS: Cash equivalents, consisting of liquid investments with a maturity of three months or less when purchased, are stated at cost which approximates market.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined under the first-in, first-out method. Allowances are made for slow-moving, obsolete, unsalable or unusable inventories.

STOCK OPTIONS: The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Pro forma information regarding net income and earnings per share as calculated under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," will be disclosed in complete financial statements filed for fiscal years beginning subsequent to December 15, 1995.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment are stated at cost and are depreciated using the straight line method over their estimated useful lives ranging from three to 39 years. Accelerated depreciation is used by the Company for tax accounting purposes only.

LONG-LIVED ASSETS: Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt FAS No. 121 which was issued in March 1995 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 ACQUISITIONS

On September 30, 1994, the Company acquired substantially all of the Siemens AG worldwide cardiac rhythm management business ("Pacesetter") for $511,300. The acquisition was accounted for under the purchase accounting method. Goodwill is amortized on a straight line basis over 20 years. The results of Pacesetter's operations have been included in the consolidated results of operations from the date of acquisition.

In conjunction with the acquisition, the Company recorded a non-cash pre-tax charge of $40,800 ($25,300, or $.36 per share, after tax) relating to that portion of the purchase price attributable to purchased research and development. The purchased research and development charge represents the appraised value of the in-process research and development that must be expensed under generally accepted accounting principles.

Note 13 discusses the effects of the Pacesetter acquisition on the Company's reported results.

NOTE 3 INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which was adopted in 1993 on a prospective basis. The statement requires use of the asset and liability approach for financial accounting and reporting for income taxes. The cumulative effect of the accounting change was not material.

The components of income before taxes were as follows:


                            1995         1994         1993
- ------------------------------------------------------------
Domestic                  $169,567     $ 97,304     $140,303
Foreign                     17,996        9,051        4,919
- ------------------------------------------------------------
Income before taxes       $187,563     $106,355     $145,222
- ------------------------------------------------------------


The components of the income tax provision were as follows:


                            1995         1994         1993
- ------------------------------------------------------------
Current:
   Federal                 $43,093     $ 32,958      $21,682
   State and Puerto Rico    11,178        9,898       12,400
   Foreign                   6,226        3,107        1,953
- ------------------------------------------------------------
   Total current            60,497       45,963       36,035
- ------------------------------------------------------------
Deferred:
   Prepaid                  (7,329)      (5,757)         274
   Deferred                  4,977      (13,085)        (730)
- ------------------------------------------------------------
   Total deferred           (2,352)     (18,842)        (456)
- ------------------------------------------------------------
Income tax provision       $58,145     $ 27,121      $35,579
- ------------------------------------------------------------


Deferred income tax assets (liabilities) were comprised of the following at December 31:

                                                         1995         1994
- ---------------------------------------------------------------------------
Net deferred income tax asset:
      Inventory (intercompany profit in inventory
            and excess of tax over book valuation)    $ 16,590     $  5,811
      Intangibles                                       10,728       12,753
      Accruals not currently deductible
            and other                                    7,923        3,806
- ---------------------------------------------------------------------------
Deferred income tax asset                               35,241       22,370
- ---------------------------------------------------------------------------
Net deferred income tax liability:
      Accumulated depreciation                          (7,037)      (1,927)
      Unrealized gain on investments                    (5,830)        (421)
- ---------------------------------------------------------------------------
Deferred income tax liability                          (12,867)      (2,348)
- ---------------------------------------------------------------------------
Net deferred income tax asset                         $ 22,374      $20,022
- ---------------------------------------------------------------------------


The Company's effective income tax rate varied from the statutory U.S. federal income tax rate of 35% as follows:


                                          1995         1994          1993
- ---------------------------------------------------------------------------

Income tax provision at
      U.S. statutory rate                $65,647     $37,224        $50,828
Increase (decrease) in taxes
      resulting from:
      State income taxes, net of
            federal tax benefit            4,398       1,188          2,610
      Tax benefits from
            Foreign Sales Corporation     (1,621)     (1,433)        (1,612)
      Tax benefits from
            Puerto Rican operations       (8,442)     (7,880)       (13,782)
      Tax exempt income                       --      (2,274)        (3,403)
      Foreign taxes at higher
            (lower) rates                 (1,640)        194            358
      Other                                 (197)        102            580
- ---------------------------------------------------------------------------
Income tax provision                     $58,145     $27,121        $35,579
- ---------------------------------------------------------------------------
Effective income tax rate                   31.0%       25.5%         24.5%
- ---------------------------------------------------------------------------


The Company's effective income tax rate is favorably affected by Puerto Rican tax exemption grants which result in Puerto Rican earnings being partially tax exempt through the year 2003.

Consolidated U.S. federal income tax returns filed by the Company have been examined by the Internal Revenue Service through the year 1989. The Company's 1990 through 1994 federal income tax returns are presently under audit. Field examiners have indicated that the IRS may assert substantial additional taxes on Puerto Rican earnings. Management believes any additional taxes which may ultimately result from the audit would not have a material adverse effect on the Company's financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries ($17,967 at December 31, 1995) because distribution of these earnings generally would not require additional taxes due to available foreign tax credits.

The Company made income tax payments of $48,175, $45,737 and $28,385 in 1995, 1994 and 1993, respectively.

NOTE 4 STOCK PURCHASE AND OPTION PLANS

STOCK PURCHASE: The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, shares of common stock at 85% of the fair market value at specified dates. Under the terms of the plan, 750,000 shares of common stock have been reserved for purchase by plan participants. Employees purchased 97,525 and 26,041 shares in 1995 and 1994, respectively. At December 31, 1995, 603,237 shares were available for purchase under the plan.

STOCK OPTIONS: Under the terms of the Company's various stock plans, 8,434,396 shares of common stock have been reserved for issuance to directors, officers and employees upon the grant of restricted stock or the exercise of stock options. Stock options are exercisable over periods up to 10 years from date of grant and may be "incentive stock options" or "non-qualified stock options" and may have stock appreciation rights attached. At December 31, 1995, there were a maximum of 5,190,595 shares available for grant and 3,243,801 options outstanding, of which 2,507,524 were exercisable. Stock option activity was as follows:

                                      Options             Price
                                  Outstanding         Per Share
- ---------------------------------------------------------------
Balance at December 31, 1993       1,930,677     $ 3.06 - 33.08
      Granted                      1,148,625      17.25 - 26.42
      Cancelled                     (138,010)     18.59 - 32.17
      Exercised                       (8,250)      7.20 - 14.63
- --------------------------------------------
Balance at December 31, 1994       2,933,042       3.06 - 33.08
      Granted                        652,275      25.50 - 39.50
      Cancelled                     (165,744)     17.83 - 32.25
      Exercised                     (175,772)      3.56 - 32.25
- --------------------------------------------
Balance at December 31, 1995       3,243,801       3.06 - 39.50
- ---------------------------------------------------------------


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

NOTE 5 FINANCIAL INSTRUMENTS AND OFF BALANCE SHEET RISK

FOREIGN CURRENCY INSTRUMENTS AND HEDGING ACTIVITIES: From time to time, the Company may enter into foreign exchange contracts to manage its exposure to fluctuations in foreign currency exchange rates. These contracts involve the exchange of foreign currencies for U.S. dollars at a specified rate at future dates. Counterparties to these contracts are major international financial institutions. Maturities of these instruments are typically one year or less from the transaction date. Gains or losses from these contracts are included in other income (expense).

The Company had contracts totalling $12,483 at December 31, 1995 and $4,215 at December 31, 1994, to exchange French Francs, German Marks and Italian Lira into U.S. dollars. These instruments were recorded at their fair value at each balance sheet date. The cumulative gain (loss) on these contracts totalled $45 and ($128) at December 31, 1995 and December 31, 1994, respectively and was recorded as other income (expense).

LONG-TERM DEBT: The Company has an unsecured $260,000 committed revolving line of credit with a group of 11 banks that terminates in September 1999. The rate of interest payable under this borrowing facility is a floating rate and is a function of the London Interbank Offered Rate. The weighted average rate at December 31, 1995 and December 31, 1994, was 6.1% and 5.9%, respectively. A facility fee of .085% of the total commitment is paid quarterly.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The credit agreement contains various covenants which require the Company to maintain a specified financial ratio, limit liens, regulate asset disposition and subsidiary indebtedness and restrict certain acquisitions and investments. At December 31, 1995, the Company was in compliance with these covenants.

OTHER FINANCIAL INSTRUMENTS: Marketable securities consist of equity instruments, bank certificates of deposit and Puerto Rico industrial development bonds. Under Statement of Financial Accounting Standards (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt securities that the Company does not have the positive intent to hold to maturity and all marketable equity securities are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of shareholders' equity. The Company adopted the provisions of the new standard for investments held or acquired after January 1, 1994, and has classified all investments as available-for-sale and carried them at fair value. In accordance with FAS No. 115, prior period financial statements have not been restated to reflect the change in accounting principle. No net realized gains or losses were recorded in 1995. A net realized loss of $419 was recorded on sales of available-for-sale securities in 1994. The net unrealized holding gain on available-for-sale securities included as a separate component of shareholders' equity was $9,691 (net of $5,830 of current deferred income taxes) at December 31, 1995.

                                           1995                     1994
- -----------------------------------------------------------------------------
                                            Estimated                Estimated
                                              Fair                     Fair
                                    Cost      Value         Cost       Value
- -----------------------------------------------------------------------------
Assets:
      Cash and
            Cash Equivalents      $ 13,438    $ 13,438    $11,791    $ 11,791
      Marketable Securities       $137,094    $152,615    $124,070   $125,177
- -----------------------------------------------------------------------------

The Company also guarantees certain obligations of its subsidiaries. As of December 31, 1995 and 1994, the maximum amounts of such guarantees were $7,500 and $5,000, respectively.

CONCENTRATION OF CREDIT RISK: Trade accounts receivables, certain marketable securities and foreign exchange contracts are the financial instruments which may subject the Company to concentration of credit risk.

Within the European Economic Union, payment of certain accounts receivable is made by the national health care system within several countries. Although the Company does not anticipate collection problems with these receivables, payment is contingent to a certain extent upon the economic situation within these countries. The credit risk associated with the balance of the trade receivables is limited due to dispersion of the receivables over a large number of customers in many geographic areas. The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business.

Marketable securities are placed with high credit qualified financial institutions and Company policy limits the credit exposure to any one financial institution. Counterparties to foreign exchange contracts are major financial institutions; therefore, credit loss from counterparty nonperformance is unlikely.

NOTE 6 RETIREMENT PLANS

DEFINED CONTRIBUTION PLANS: The Company has a defined contribution profit sharing plan, including features under section 401(k) of the Internal Revenue Code, which provides retirement benefits to substantially all full-time U.S. employees. Under the 401(k) portion of the plan, eligible employees may contribute a maximum of 10% of their annual compensation with the Company matching the first 3%. The Company's level of contribution to the profit sharing portion of the plan is subject to Board of Directors approval and is based on Company performance. The Company has additional defined contribution programs for employees outside the United States. The benefits under these plans are based primarily on compensation levels. Total retirement plan expense was $6,558, $2,873 and $1,265 in 1995, 1994 and 1993, respectively.

DEFINED BENEFIT PLANS: In certain countries outside the United States, the Company maintains defined benefit plans. At December 31, 1995, the Company's obligations under these plans approximated $6,000.

NOTE 7 SUPPLY OF HEART VALVE COMPONENTS

The Company has a long-term contract for supply of pyrolytic carbon components used in its mechanical heart valve prosthesis. Under the terms of the contract,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

the Company has agreed to purchase decreasing percentages of its component requirements from the supplier through 1998. After 1995, the Company must purchase a minimum of 20% of its component needs from the supplier through 1998 at negotiated prices. The contract may be renewed annually subsequent to 1998. As part of this contract, the Company has granted the supplier a license to produce and sell the supplier's bileaflet mechanical heart valve in countries where patents have been issued covering the St. Jude Medical-Registered Trademark- mechanical heart valve. Under this portion of the contract, the supplier will pay royalties to the Company through mid-1998. Under a separate agreement, the Company paid a royalty to the supplier based on the number of mechanical heart valves the Company produced from its self-manufactured carbon components through August 1993. Amortization of these royalty amounts paid was completed in the second quarter 1994.

NOTE 8 GEOGRAPHIC AREA

The Company operates in the medical products industry and is segmented into two geographic areas -- the United States and Canada (including export sales to unaffiliated customers except to customers in Europe, the Middle East and Africa) and Europe (including export sales to unaffiliated customers in the Middle East, Africa, Latin America and Asia Pacific).

Sales between geographic areas are made at transfer prices which approximate prices to unaffiliated third parties. Export sales from the United States to unaffiliated customers were $56,022, $44,050 and $29,926 for 1995, 1994 and 1993, respectively.

Net sales by geographic area were as follows:


                    United States     Europe     Elimina-    Net Sales
                       and Canada                  tions
- ----------------------------------------------------------------------
1995
Customer sales       $474,677         $248,836   $  --        $723,513
Intercompany sales     97,550            --       (97,550)       --
- ----------------------------------------------------------------------
                     $572,227         $248,836   $(97,550)     723,513
- ----------------------------------------------------------------------
1994
Customer sales       $251,244         $108,396   $   --       $359,640
Intercompany sales     71,184            --       (71,184)       --
- ----------------------------------------------------------------------
                     $322,428         $108,396   $(71,184)    $359,640
- ----------------------------------------------------------------------
1993
Customer sales       $172,713         $ 79,929   $   --       $252,642
Intercompany sales     59,908            --       (59,908)       --
- ----------------------------------------------------------------------
                     $232,621         $ 79,929   $(59,908)    $252,642
- ----------------------------------------------------------------------

Operating profit by geographic area was as follows:

                    United States
                       and Canada     Europe     Corporate    Total
- ----------------------------------------------------------------------
1995                 $156,536         $51,345    $(13,703)    $194,178
1994                 $ 74,026         $36,814    $(11,541)    $ 99,299
1993                 $ 99,092         $41,046    $ (8,850)    $131,288
- ----------------------------------------------------------------------

Identifiable assets by geographic area were as follows:

                     United States
                        and Canada    Europe      Corporate      Total
- ------------------------------------------------------------------------
1995                  $588,963        $203,044    $223,927    $1,015,934
1994                  $549,776        $181,470    $188,652    $  919,898
1993                  $ 92,083        $ 40,947    $393,787    $  526,817
- ------------------------------------------------------------------------

Corporate expenses consist principally of non-allocable general and administrative expenses. Corporate identifiable assets consist principally of cash and cash equivalents and marketable securities.

NOTE 9 OTHER INCOME (EXPENSE), NET

Other income (expense), net consisted of the following:

                                          1995       1994       1993
- ----------------------------------------------------------------------
Interest income                       $  7,242    $ 14,001    $ 14,635
Interest expense                       (12,936)     (3,714)         (5)
Foreign exchange gains (losses)            541      (1,937)       (526)
Other                                   (1,462)     (1,294)       (170)
- ----------------------------------------------------------------------
Other income (expense), net           $ (6,615)   $  7,056    $ 13,934
- ----------------------------------------------------------------------


NOTE 10 OTHER ASSETS

Other assets as of December 31, 1995 and 1994, net of accumulated amortization of $34,923 and $25,316, respectively consisted of the following:


                                                  1995          1994
- ----------------------------------------------------------------------
Investments in companies, joint ventures
      and partnerships                          $  22,356    $  20,651
Intangibles and other                             317,176      333,000
- ----------------------------------------------------------------------
Other assets                                    $ 339,532    $ 353,651
- ----------------------------------------------------------------------


Investments in companies, joint ventures, and partnerships are stated at cost which approximates market. Intangibles and other assets consist principally of the excess of cost over net assets of certain acquired businesses and technology. Intangibles and other assets are being amortized over periods ranging from ten to 20 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 11 CONTINGENCIES

The Company is involved in various products liability lawsuits, claims and proceedings of a nature considered normal to its business. In connection with two pacemaker lead models, the Company may be subject to future uninsured claims. The Company's products lia-bility insurance carrier has denied coverage for these models and has filed suit against the Company seeking rescission of the policy covering Pacesetter's business retroactive to the date the Company acquired Pacesetter. The Company was a codefendant in a 1995 class action suit with respect to these leads. This case was settled in November 1995. The Company's share of the settle-ment was approximately $7,000. Additional claims could be filed by patients with these leads who were not class members. Further, claims may be filed in the future relative to events currently unknown to management. Management believes losses that might be sustained from such actions would not have a material adverse effect on the Company's financial condition.

NOTE 12 SHAREHOLDERS' EQUITY

On October 17, 1995, the Board of Directors declared a three for two stock split in the form of a 50% stock dividend to shareholders of record on November 2, 1995. Earnings per share, dividends per share, shares outstanding and weighted average shares outstanding have been restated to reflect the stock dividend.

NOTE 13 SUBSEQUENT EVENTS

On January 5, 1996, the Company acquired The Heart Valve Company, previously a 50% owned joint venture with Hancock Jaffee Laboratories (HJL). Under the agreement, the Company will pay $1,000 and issue 149,153 shares of its common stock to HJL. The acquisition will be accounted for under the purchase accounting method and the resulting purchased research and development charge of approximately $5,000 will be recorded in the first quarter 1996.

On January 19, 1996, the Company sold its cardiac assist division assets to C.R. Bard, Inc. for approximately $25,000 in cash. The selling price exceeded the net asset value of the assets and the resulting gain of approximately $10,000 will be recorded in the first quarter 1996.

On January 29, 1996, the Company entered into a definitive agreement to acquire Daig Corporation, a Minnetonka, Minnesota based manufacturer of specialized cardiovascular devices for the electrophysiology, atrial fibrillation and interventional cardiology markets. Each share of Daig common stock will be converted into approximately .652 shares of St. Jude Medical common stock. The Company expects to issue approximately 10,000,000 shares. The transaction is expected to close in the second quarter 1996 and will be accounted for as a pooling of interests.

The following unaudited pro forma information has been prepared assuming that the Pacesetter and Daig acquisitions had occurred at the beginning of the period presented. Permitted adjustments include amortization of goodwill, increased interest expense, decreased interest income, the related income tax effects and increased outstanding shares of common stock. Pro forma results are not necessarily indicative of the results that would have occurred had the acquisitions actually taken place at the beginning of 1993, or the expected results of future operations. The 1993 pro forma results include a $25,300, or $.36 per share after-tax, Pacesetter research and development charge.

                                        1995        1994        1993
- ----------------------------------------------------------------------
Net sales                             $761,835    $696,739    $639,686
Net income                            $138,848    $119,174    $ 98,429
- ----------------------------------------------------------------------
Earnings per share                    $   1.71    $   1.49    $   1.22
- ----------------------------------------------------------------------

NOTE 14 QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 1995 and 1994 was as follows:

                                            Quarter
- ----------------------------------------------------------------------
                           First       Second      Third      Fourth
- ----------------------------------------------------------------------
Year Ended
 December 31, 1995:
  Net sales               $180,499    $185,551    $175,953    $181,510
  Gross profit            $121,393    $129,704    $122,687    $126,933
  Net income              $ 30,584    $ 33,124    $ 31,927    $ 33,783
  Earnings per share      $    .43    $    .47    $    .45    $    .47

Year Ended
 December 31, 1994:
  Net sales               $ 66,685    $ 66,736    $ 62,468    $163,751
  Gross profit            $ 49,814    $ 50,277    $ 46,991    $111,602
  Net income              $ 26,537    $ 26,204    $ 24,489    $  2,004*
  Earnings per share      $    .38    $    .37    $    .35    $    .03*
- ----------------------------------------------------------------------

*Includes a $25,300 ($.36 per share) charge for purchased research and development associated with the Pacesetter acquisition.

Primary and fully diluted per share results are the same for all quarters in 1995 and 1994. The full year 1995 and 1994 primary earnings per share were both $.01 higher than fully diluted earnings per share due to rounding.


TEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
- ---------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   1995          1994**      1993        1992        1991        1990        1989        1988
- ---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS FOR THE
YEAR ENDED:
Net sales                            $723,513    $359,640    $252,642    $239,547    $209,837    $175,160    $147,981    $114,075
- ---------------------------------------------------------------------------------------------------------------------------------
Gross profit                         $500,717    $258,684     191,300    $179,297    $149,043    $114,730     $94,825     $71,754
- ---------------------------------------------------------------------------------------------------------------------------------
  Percent of sales                      69.2%       71.9%       75.7%       74.8%       71.0%       65.5%       64.1%       62.9%
- ---------------------------------------------------------------------------------------------------------------------------------
Operating profit                     $194,178     $99,299    $131,288    $122,258    $100,647     $77,315     $62,221     $45,697
- ---------------------------------------------------------------------------------------------------------------------------------
  Percent of sales                      26.8%       27.6%       52.0%       51.0%       48.0%       44.1%       42.0%       40.1%
- ---------------------------------------------------------------------------------------------------------------------------------
Net income                           $129,418     $79,234    $109,643    $101,658     $83,968     $64,680     $50,916     $33,473
- ---------------------------------------------------------------------------------------------------------------------------------
  Percent of sales                      17.9%       22.0%       43.4%       42.4%       40.0%       36.9%       34.4%       29.3%
- ---------------------------------------------------------------------------------------------------------------------------------
Primary earnings per share*             $1.82       $1.13       $1.55       $1.41       $1.17        $.90        $.71        $.47
- ---------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END:
- ---------------------------------------------------------------------------------------------------------------------------------
Cash and marketable securities       $166,053    $136,968    $368,991    $338,690    $263,314    $179,059    $120,881     $85,688
- ---------------------------------------------------------------------------------------------------------------------------------
Working capital                      $327,526    $321,402    $408,998    $377,321    $301,094    $218,507    $157,063    $113,033
- ---------------------------------------------------------------------------------------------------------------------------------
Total assets                       $1,015,934    $919,898    $526,817    $469,750    $375,093    $278,146    $201,735    $143,141
- ---------------------------------------------------------------------------------------------------------------------------------
Long-term debt                       $120,000    $255,000
- ---------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity           $703,306    $552,218    $484,241    $429,039    $344,727    $254,405    $185,984    $129,742
- ---------------------------------------------------------------------------------------------------------------------------------

OTHER DATA:
- ---------------------------------------------------------------------------------------------------------------------------------
Dividends declared per share                     $    .20    $    .27    $    .20
- ---------------------------------------------------------------------------------------------------------------------------------
Primary weighted average shares
outstanding                        71,067,000  70,169,000  70,834,000  71,897,000  72,104,000  71,778,000  71,319,000  70,524,000
- ---------------------------------------------------------------------------------------------------------------------------------
Total employees                         2,315       2,248         722         684         599         544         445         399
- ---------------------------------------------------------------------------------------------------------------------------------

                                                    1987        1986
- ---------------------------------------------------------------------
SUMMARY OF OPERATIONS
FOR THE YEAR ENDED:
Net sales                                        $ 71,806    $ 60,473
- ---------------------------------------------------------------------
Gross profit                                     $ 41,817    $ 32,567
- ---------------------------------------------------------------------
  Percent of sales                                  58.2%       53.9%
- ---------------------------------------------------------------------
Operating profit                                 $ 28,231    $ 21,477
- ---------------------------------------------------------------------
  Percent of sales                                  39.3%       35.5%
- ---------------------------------------------------------------------
Net income                                       $ 17,307    $ 12,031
- ---------------------------------------------------------------------
  Percent of sales                                  24.1%       19.9%
- ---------------------------------------------------------------------
Primary earnings per share*                      $    .27    $   .20
- ---------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END:
- ---------------------------------------------------------------------
Cash and marketable securities                   $ 65,025    $ 52,526
- ---------------------------------------------------------------------
Working capital                                  $ 80,883    $ 64,538
- ---------------------------------------------------------------------
Total assets                                     $101,671    $ 85,817
- ---------------------------------------------------------------------
Long-term debt                                   $    508    $ 26,083
- ---------------------------------------------------------------------
Total shareholders' equity                       $ 92,293    $ 49,769
- ---------------------------------------------------------------------

OTHER DATA:
- ---------------------------------------------------------------------
Dividends declared per share
- ---------------------------------------------------------------------
Primary weighted average shares outstanding    64,218,000  59,916,000
- ---------------------------------------------------------------------
Total employees                                       296         262
- ---------------------------------------------------------------------



 *Earnings per share and share data have been adjusted for a 50% stock dividend paid in 1995 and 100% stock dividends paid in 1990, 1989 and 1986.

**Results for 1994 include a $40,800 pre-tax ($25,300, or $0.36 per share, after-tax) charge for purchased research and development associated with the Pacesetter acquisition.


PRIMARY EARNINGS PER SHARE*

[Bar Graph]


CLOSING STOCK PRICE*

[Bar Graph]


CASH FLOW PER SHARE*

[Bar Graph]


BOOK VALUE PER SHARE*

[Bar Graph]


38                                                                            39

CORPORATE GOVERNANCE
- -------------------------------------------------------------------------------

The Board of Directors and the Company's senior management team recognize the spirit of activism that defines corporate governance in the 1990s.

The Board performs its fiduciary duties to shareholders by reviewing strategic and operating plans; analyzing monthly financial results of operations; conducting senior management succession planning; ensuring fair and competitive compensation programs; reviewing all diversification initiatives; and consulting with the chief executive officer and other executives on technology, financing, competitive and government policy challenges facing St. Jude Medical.

Board structures that are integral to governance include the Audit, Compensation and Nominating Committees. All committees are composed entirely of non-employee directors.

The Board has undertaken a number of new initiatives to continuously improve corporate governance. These programs are designed to ensure open communications with management and improve the Board's capabilities to discharge its responsibilities to shareholders.

These initiatives support the Company's guiding principles, which are:

- -    a strong focus on CUSTOMER SATISFACTION

- -    CORE VALUES that include integrity, honesty, respect for the individual and good corporate citizenship

- -    a work ENVIRONMENT characterized by open communication and trust, and allowing employees to take risks and enjoy what they do

- -    DECENTRALIZED decision-making with an emphasis on cross-functional teams

- -    ACCOUNTABILITY and a feeling of ownership.

The guiding principles are integral to St. Jude Medical, are regularly communicated to all employees and are the basis of how the Company operates.

The Board of Directors designed in 1994 and implemented in 1995 an annual, formal CEO evaluation process. This process began with the creation of a CEO job description listing nine "principal CEO accountabilities."

Each year, the CEO develops specific goals under each accountability for the Board's review and approval. These goals also form the basis for the objectives of senior operations and staff executives.

At the end of each year, Board members complete a confidential written evaluation of the CEO's performance consistent with this framework of accountabilities and goals. An independent consultant, in conjunction with the Board, prepares a summary of the evaluations and meets with the CEO and the chairman of the Compensation Committee to present the report.

This process has focused discussion between the Board and CEO and facilitated Board review of the Company's strategic and operating plans. A business periodical has documented St. Jude Medical's CEO evaluation process.(1)

In support of the Board's fiduciary duties, an active shareholder relations program is a critical component of the Company's communications strategy. Financial information is distributed widely through various means, including electronic media. Company executives participate in financial conferences sponsored by investment firms, and meet regularly with investors. Also, the Company annually hosts an investment community meeting at a St. Jude Medical facility.

A recent corporate governance initiative focuses on the composition and expertise of the Board of Directors. It is important that the Board be diverse in its background and perspective. The Company believes the Board should bring strong collective expertise in areas such as general management, medical technology and health care, international business, corporate development, strategic planning, public policy, capital markets and information technology.

A self-evaluation process is being developed by the Board of Directors to enhance its contributions to St. Jude Medical's success.


(1) Muschewske, Robert C., Ph.D., "CEO Evaluation: A Process That Worked," DIRECTORS AND BOARDS, Summer 1995.


[Recycle Symbol]

- -Copyright- 1996 St. Jude Medical, Inc.
Printed in U.S.A. on recycled paper. Covers and pages 1-20 are printed on paper that contains 40% preconsumer and 10% postconsumer material. Pages 21-40 are printed on paper that contains 30% preconsumer and 20% postconsumer material.

LEADERSHIP
- -------------------------------------------------------------------------------


ST. JUDE MEDICAL, INC.
ST. PAUL, MINNESOTA
- ---------------------------------------
Ronald A. Matricaria
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

John P. Berdusco
VICE PRESIDENT, ADMINISTRATION

Peter L. Gove
VICE PRESIDENT,
CORPORATE RELATIONS

Robert E. Helbling
VICE PRESIDENT,
CORPORATE DISTRIBUTION

Kevin T. O'Malley, Esq.
VICE PRESIDENT AND
GENERAL COUNSEL

E. Phillip Palmer
VICE PRESIDENT,
CORPORATE DEVELOPMENT

Stephen L. Wilson
VICE PRESIDENT, FINANCE AND
CHIEF FINANCIAL OFFICER

Harold A. Bencic
CHIEF INFORMATION OFFICER
EDS

ST. JUDE MEDICAL DIVISION
ST. PAUL, MINNESOTA
- ---------------------------------------
Terry L. Shepherd
PRESIDENT

Darrin J. Bergman
DIRECTOR, MECHANICAL DEVELOPMENT PROGRAMS

Robert S. Elgin
VICE PRESIDENT, OPERATIONS

Alan R. Flory, DVM
DIRECTOR, CLINICAL AND
REGULATORY AFFAIRS

Donald S. Guzik
DIRECTOR, QUALITY SYSTEMS

Steven J. Healy
DIRECTOR, WORLDWIDE MARKETING

C. Walton Lillehei, Ph.D., M.D.
MEDICAL DIRECTOR

M. William Mirsch II
DIRECTOR, TISSUE
DEVELOPMENT PROGRAMS

Patrick J. O'Neill
DIRECTOR, FINANCE AND
CUSTOMER SERVICE

Jan M. Webster
DIRECTOR, HUMAN RESOURCES

PACESETTER DIVISION
LOS ANGELES, CALIFORNIA
- ---------------------------------------
David W. Adinolfi
VICE PRESIDENT, MARKETING

Andrew K. Balo
VICE PRESIDENT, WORLDWIDE QUALITY
ASSURANCE AND REGULATORY AFFAIRS

Fred A. Colen
MANAGING DIRECTOR, PACESETTER AB

Barry L. Forwand
VICE PRESIDENT,
NORTH AMERICAN OPERATIONS

Diane M. Johnson, Esq.
EXECUTIVE VICE PRESIDENT AND
GENERAL COUNSEL

Mark W. Kroll, Ph.D.
VICE PRESIDENT, TACHYCARDIA
BUSINESS UNIT

Paul A. Levine, M.D., F.A.C.C.
VICE PRESIDENT, MEDICAL SERVICES

David R. Morley
SENIOR VICE PRESIDENT, OPERATIONS

Franklin R. Rick
VICE PRESIDENT, FINANCE

Mary C. Sutton, Esq.
VICE PRESIDENT, HUMAN RESOURCES

INTERNATIONAL OPERATIONS
- ---------------------------------------
Terrie M. Ajamil
VICE PRESIDENT, AREA OPERATIONS,
ASIA-PACIFIC

J. Gary Jordan
VICE PRESIDENT AND
GENERAL MANAGER,
ST. JUDE MEDICAL CANADA

Edward A. Storch
VICE PRESIDENT, AREA OPERATIONS,
LATIN AMERICA

ST. JUDE MEDICAL EUROPE,
MIDDLE EAST AND AFRICA
BRUSSELS, BELGIUM
- ---------------------------------------
Patrick P. Fourteau
PRESIDENT

Michel Cavadini
DIRECTOR, FINANCE AND ADMINISTRATION

Michael D. Dale
BUSINESS UNIT DIRECTOR, HEART
VALVE DISEASE MANAGEMENT

Roland Gerard
DIRECTOR, REGULATORY AFFAIRS AND
QUALITY ASSURANCE

Jon P. Hunt, Ph.D.
BUSINESS UNIT DIRECTOR,
CARDIAC RHYTHM MANAGEMENT

Tonni Bulow-Nielsen
DIRECTOR, TACHYCARDIA PRODUCTS

David L. Vied
DIRECTOR, HUMAN RESOURCES

Dr. Ignacio L. Balboa
MANAGING DIRECTOR,
SPAIN AND PORTUGAL,
ST. JUDE MEDICAL ESPANA S.A.

Hugues d'Athis
MANAGING DIRECTOR
PACESETTER FRANCE S.A.

Sten Elfver
MANAGING DIRECTOR, AUSTRIA,
SWITZERLAND, BENELUX AND NORDIC
COUNTRIES

Jurgen Fuchs
MANAGING DIRECTOR, GERMANY
ST. JUDE MEDICAL GMBH

Ruud Helwig
MANAGING DIRECTOR, EASTERN
EUROPE, MIDDLE EAST AND AFRICA
ST. JUDE MEDICAL MEDIZINTECHNIK
GES.M.B.H

Jean-Louis Norre
MANAGING DIRECTOR,
ST. JUDE MEDICAL FRANCE S.A.

Roger G. Osborne
MANAGING DIRECTOR,
UNITED KINGDOM
ST. JUDE MEDICAL U.K., LTD.

Angelo Rivetti
MANAGING DIRECTOR, ITALY
ST. JUDE MEDICAL ITALIA S.P.A.

BOARD OF DIRECTORS

[Photo]

Thomas H. Garrett, III (3)
ATTORNEY
Lindquist & Vennum P.L.L.P.
Minneapolis, Minnesota

[Photo]

Kenneth G. Langone (2)
MANAGING DIRECTOR
Invemed Associates, Inc.
New York, New York

[Photo]

Lawrence A. Lehmkuhl (3)
FORMER CHAIRMAN,
PRESIDENT AND CEO
St. Jude Medical, Inc.
Dellwood, Minnesota

[Photo]

Ronald A. Matricaria
CHAIRMAN, PRESIDENT
AND CEO
St. Jude Medical, Inc.
St. Paul, Minnesota

[Photo]

William R. Miller (2)
FORMER VICE CHAIRMAN
Bristol-Myers Squibb Co.
New York, New York

[Photo]

Charles V. Owens (3)
CHAIRMAN
Genesis Labs, Inc.
Minneapolis, Minnesota

[Photo]

Walter L. Sembrowich,
Ph.D. (1)
PRESIDENT
Aviex, Inc.
Minneapolis, Minnesota

[Photo]

Roger G. Stoll, Ph.D. (1)
CHIEF EXECUTIVE OFFICER
AND PRESIDENT
Ohmeda, Inc.
Liberty Corner,
New Jersey

[Photo]

Gail R. Wilensky, Ph.D. (1)
SENIOR FELLOW
Project Hope
Washington, D.C.

(1)    DENOTES MEMBERS OF NOMINATING COMMITTEE
(2)    DENOTES MEMBERS OF THE COMPENSATION COMMITTEE
(3)    DENOTES MEMBERS OF THE AUDIT COMMITTEE

[Logo]

ST. JUDE MEDICAL, INC.

ONE LILLEHEI PLAZA

ST. PAUL, MN 55117-9983

PHONE:  612-483-2000

TELEX:  298453

FAX:    612-490-4333