Form 10-K, Exhibit 13
period 1996-12-31
ST JUDE MEDICAL INC
filed 1997-03-27
CIK 203077

ST. JUDE MEDICAL, INC.
ANNUAL REPORT
1996


CELEBRATING 20 YEARS OF LIVES SAVED AND IMPROVED -- THE ST. JUDE MEDICAL(R) HEART VALVE.

[PHOTO]

DR. C. WALTON LILLEHEI, THE "FATHER OF OPEN HEART SURGERY," ENCOURAGED THE INNOVATIVE DESIGN OF THE ST. JUDE VALVE AT THE UNIVERSITY OF MINNESOTA.

[PHOTO]

SINCE RECEIVING A ST. JUDE MEDICAL(R) HEART VALVE IN 1978, 77-YEAR-OLD NORA CARVALHO CONTINUES TO WORK AND MAKE CERAMIC DOLLS.

[PHOTO]

TOM COOK CREDITS THE VALVE WITH SAVING HIS LIFE, WHICH ALLOWED HIM TO WITNESS THE DEVELOPMENT OF DAUGHTER RACHEL'S FILM CAREER.

[PHOTO]

ROBERT BRECKINRIDGE, A RETIRED EXECUTIVE WHO ENJOYS FREQUENT TRAVEL FOLLOWING HIS VALVE SURGERY, SAYS, "I FEEL LIKE A NEW PERSON."

[PHOTO]

"I HAVE A WHOLE NEW LIFE SINCE HEART VALVE SURGERY," SAYS JOAN HURD, WHO SERVES AS A FOSTER CARE PARENT TO SPECIAL NEEDS CHILDREN.


More than 725,000 St. Jude Medical(R) mechanical heart valves have been implanted since 1977, representing the highest quality of design for the highest quality of life. The St. Jude mechanical valve -- one of the most successful prosthetic devices ever brought to market -- has proven itself to be unmatched in clinical performance and economic value and is the foundation for St. Jude Medical's commitment to providing THE BEST SOLUTIONS FOR HEART VALVE DISEASE WORLDWIDE(SM).

These people from around the world represent two decades of lives changed by skilled surgeons and medical technology. All are part of the St. Jude Medical(R) heart valve story.

[PHOTO]

AN ENERGETIC 14-YEAR-OLD WHO SWIMS AND RUNS THE MILE, REBECCA KLOOZ RECEIVED TWO VALVES AS AN INFANT IN 1982 AND AGAIN LAST YEAR.

[PHOTO]

ELIZABETH HOFFMANN BECAME LINGUIST-SECRETARY TO THE ASSISTANT MEDICAL DIRECTOR, GERMAN HEART CENTRE OF BERLIN, AFTER A 1983 VALVE IMPLANT SAVED HER LIFE.

[PHOTO]

BEFORE VALVE SURGERY, CATERING MANAGER ROBERT ZABEL WAS EXHAUSTED AT DAY'S END. NOW HE HAS THE ENERGY FOR SPORTS AND HOBBIES.

[PHOTO]

LEONARD BRUCCIANI HAS RIDDEN HIS BIKE 10,000 MILES SINCE RETIRING FROM THE MINNEAPOLIS POLICE DEPARTMENT...AND SINCE RECEIVING A MECHANICAL HEART VALVE IN 1985.

[PHOTO]

SPORTS ENTHUSIAST TONY NGUYEN RUNS DAILY, PLAYS VOLLEYBALL AND PERFORMS CHINESE DRAGON DANCING WHEN NOT WORKING AT THE COMPANY'S WOODRIDGE FACILITY.

MISSION: St. Jude Medical, Inc. is dedicated to the design, manufacture and distribution of innovative medical devices of the highest quality, offering physicians, patients and payors unmatched clinical performance and demonstrated economic value.

The Company's three operating divisions provide the medical marketplace with products and services across a wide variety of cardiovascular applications: the St. Jude Medical Heart Valve Division, the global leader in heart valve disease management; Pacesetter, a leader in innovation for cardiac rhythm management; and Daig, a pioneer in specialty catheters.

The Company's products are sold in more than 100 countries. St. Jude Medical has fourteen operations and manufacturing facilities around the world. As of December 31, 1996, the Company employed 3,620 people.

[PHOTO]

NASHVILLE, TENNESSEE, VALVE RECIPIENTS
DR. STEWART PERLMAN AND RABBI STEPHEN FUCHS MAINTAIN DEMANDING WORK SCHEDULES WHILE STILL EXCELLING AT THEIR FAVORITE SPORTS.

[PHOTO]

JUDITH GAVIN CALLS HER LIFE "HYPERACTIVE" -- SHE SKIS, TRAVELS EXTENSIVELY FOR EMPLOYER IBM, AND VOLUNTEERS WITH THE AMERICAN HEART ASSOCIATION.

[PHOTO]

SEVEN YEARS AFTER SURGERY, FARRELL JOHNSON SAYS HE'S MORE ACTIVE THAN EVER AND HAS "PEACE OF MIND" WITH HIS SJM HEART VALVE.

[PHOTO]

SURGEON KIT AROM, M.D., HAPPILY RECEIVES A GIFT FROM 1990'S 500,000TH VALVE PATIENT, LINDA STACK, WHOSE HOBBIES INCLUDE FISHING, WATER SKIING AND SNOW TUBING.

[PHOTO]

ACCORDING TO LI JUE'S CARDIOLOGIST, SHE DOES MORE THAN MOST PEOPLE HER AGE, WHICH, IN CHINA, INCLUDES REGULAR BICYCLING.

TABLE OF CONTENTS

 1   Letter to Shareholders
 5   Heart Valve Disease Management
11   Cardiac Rhythm Management
16   Catheter Technology
18   A Global Company
21   Management's Discussion and Analysis
27   Report of Management
27   Report of Independent Auditors
28   Consolidated Financial Statements
39   Five-Year Summary of Selected Financial Data
40   Investor Information
41   Leadership and Board of Directors

[PHOTO]

RETIRED BUS DRIVER THOMAS HAGERTY ENJOYS READING AND DANCING AND IS PROUD TO BE ONE OF ST. JUDE'S VALVE PATIENTS.

[PHOTO]

JOANNE LAMOREAUX, UTAH TEACHER AND HORSEBACK RIDER, IS GRATEFUL FOR THE HEART VALVE RECEIVED IN 1993 THAT LET HER ENJOY A FIRST GRANDCHILD THIS YEAR.

[PHOTO]

SEVENTEEN-YEAR-OLD DENISE OPLAND NOW HAS THE ENDURANCE TO DO IT ALL -- PLAY GUITAR, "SURF THE INTERNET" AND RUN ON HER HIGH SCHOOL TRACK TEAM.

[PHOTO]

MARIA EUGENIA VIVEROS, 12, OF CALI, COLOMBIA, CAN RUN AND PLAY AGAIN THANKS TO A HEART VALVE DONATED TO CHILDREN'S HEARTLINK BY ST. JUDE MEDICAL.

[PHOTO]

RECIPIENT OF THE 700,000TH ST. JUDE VALVE IN 1996, KENT ADEE JOINED THE CELEBRATION WHEN ST. JUDE MEDICAL MOVED ITS LISTING TO THE NEW YORK STOCK EXCHANGE.


                              TO OUR SHAREHOLDERS


                               ST. JUDE MEDICAL'S
                           2OTH ANNIVERSARY, 1996, WAS
                 a defining year for the future of our Company.

[PHOTO]
ST. JUDE MEDICAL(R) MECHANICAL HEART VALVE SJM(R) MASTERS SERIES

We again achieved record net sales and earnings, exclusive of purchased research and development and special charges related to strategic acquisitions. All businesses strengthened their market position as the size and scope of St. Jude Medical increased.

We continued to expand from a single-product company and diversify into multiple medical technology platforms, a strategy initiated in 1993 to increase shareholder value.

As we begin 1997, we are excited by the Company's growth prospects and have aggressive plans for the future.

This year's report commemorates the 20th anniversary of the first implant in October 1977 of the St. Jude Medical(R) mechanical heart valve, arguably the most successful medical device ever brought to market. The cover depicts people from around the world who represent over 725,000 individuals whose lives have been enriched by this remarkable product -- the foundation for St. Jude Medical's reputation for quality, commitment to excellence and financial strength.

Net sales in 1996 grew to $800 million, an increase of 7 percent from 1995 on a comparable business basis. Income per share increased 9 percent from 1995 to $1.87, excluding purchased research and development and special charges. We repaid the remainder of the 1994 Pacesetter acquisition debt ahead of schedule. We borrowed funds, which we expect to repay in about one year, to acquire Telectronics' assets. Our financial condition is excellent.

[PHOTO]
"NEVER MISS A BEAT" LAPEL BUTTON

Creating shareholder value continues to be a principal objective of the Board and management. Since we began to diversify in 1994, the stock price has more than doubled and market capitalization has increased approximately $2 billion.

On December 2, we listed St. Jude Medical's common stock on the New York Stock Exchange to reach the broadest base of investors. Representatives of our principal constituencies -- customers, employees and shareholders -- joined members of the Board of Directors and Company executives for "St. Jude Medical Day" on Wall Street.

                                      1

In 1996, our heart valve business strengthened its undisputed global leadership position in prosthetic valves while continuing to execute its strategy to offer a full range of solutions for heart valve disease management. Few businesses in any market are as strong and well-positioned as the St. Jude Medical Heart Valve Division.

[LOGO]
(DAIG)

We completed a stock-for-stock merger with Daig, a specialty catheter company, to expand our offerings in cardiac rhythm management (CRM), enter the interventional cardiology market, and acquire important core competencies in catheter design and manufacturing. Daig's prospects are very exciting.

Pacesetter, our first cardiac rhythm management business, made progress on many fronts. Several new products were introduced, continuing Pacesetter's tradition of technological innovation and a focus on quality speed to market.

A new Pacesetter hybrid component facility in Scottsdale, Arizona, is complete and a new manufacturing facility in Stockholm, Sweden, will open this summer. Both are important investments in vertical integration and the latest manufacturing technologies.

In October, we announced several important agreements regarding our cardiac rhythm management strategy. Industry analysts have characterized these transactions as innovative and far-reaching. All are now complete except the Ventritex merger, which we hope to close in the near future.

Ventritex will provide St. Jude Medical extensive technology and an approved product line of state-of-the-art implantable cardioverter defibrillators (ICDs) to complement our pacemaker products. With Ventritex, we immediately gain a market position in ICDs.

[LOGO]
(TELECTRONICS)

Telectronics adds important intellectual property, including pioneering work in automatic mode switching and minute ventilation technologies, advanced pulse generator products and an experienced sales organization. A settlement with Intermedics resolves long-standing disputes among several companies and facilitates the announced Ventritex merger.

With Pacesetter, Daig and Telectronics, St. Jude Medical has assembled one of the world's largest cardiac rhythm management businesses in just over two years. We are now focused on combining these operations into a global, resource-rich organization offering a broad range of products to diagnose and treat arrhythmias.

Building on the St. Jude Medical(R) mechanical heart valve, we have executed since 1993 a series of acquisitions and strategic alliances to position the Company to offer products and services to clinicians and healthcare professionals in heart valve disease

                                     Page 2

management, cardiac rhythm management and interventional cardiology -- all large, growing and important global therapeutic markets. We are poised for continued growth in all three markets. We remain interested in other cardiovascular challenges including atrial fibrillation, restenosis and congestive heart failure.

[PIE GRAPH]
STRATEGIC PLATFORMS

In recognition of the dramatic changes in the scale of the Company, we continue to invest in our information technology and distribution infrastructure. We selected Electronic Data Systems Corporation (EDS) as our global information technology services partner and are implementing an enterprise-wide integrated hardware and software system. We are leveraging the worldwide capabilities of Federal Express Corporation to enhance our distribution system and better support our customers.

The Company continued in 1996 to expand global operations. We increased our sales and support resources in Europe. We moved from distributor to direct sales in Brazil, the largest healthcare market in South America. In the Asia-Pacific region, operations substantially expanded as we opened sales offices in Hong Kong, Shanghai and Beijing, China.

As governments, providers and payors around the world continue to deal with healthcare availability and financing, St. Jude Medical is focused on bringing to market cost-effective devices with demonstrated value and clinical benefit.

Comprehensive reform at the U.S. Food & Drug Administration (FDA) did not pass, but Congress limited the FDA's ability to restrict exports of U.S. products approved for sale in other countries. Unfortunately, legislation to protect suppliers of biomaterials for medical technology products did not materialize. Both FDA and biomaterials reform are important priorities for the 105th Congress.

Our principal goal in 1997 is to effectively integrate the recent transactions into one global cardiac rhythm management business. Substantial progress has been made with Telectronics. Assuming the completion of the Ventritex merger, we plan to immediately offer ICD products to our customers through our extensive global sales and support resources.

In other sections of this report we will delineate our objectives in each business and geography.

We welcomed Paul J. Chiapparone and Daniel J. Starks to the Board of Directors. Mr. Chiapparone is executive vice president of EDS and brings a wealth of experience in international business and information technology to the Board. Mr. Starks is the CEO of Daig and has considerable medical technology expertise. After 14 years of service to St. Jude Medical, Charles V. Owens will be retiring from the Board of Directors. Charlie's wealth of medical technology industry experience has been invaluable, and we appreciate his many contributions to the Company. The Board continued an annual CEO performance evaluation. A similar process for Board members is now in place.

In recognition of the Company's 20th anniversary, we formed the St. Jude Medical Foundation to support clinical and community involvement projects consistent with cardiovascular health. We also established the Hendrickson Technical Achievement Award, in honor of former Board member and chairman William G. Hendrickson, Ph.D., to recognize technical contributions by our employees.

As we begin 1997, we have achieved the commitments we made to you in 1993 to diversify and strengthen St. Jude Medical.

Today, St. Jude Medical is a larger, more diverse and stronger global company than ever. While we have accomplished a great deal, we have aggressive goals for sales growth and increasing profitability. We see a bright and exciting future for the Company.

On behalf of the Board of Directors and the 3,620 global members of the St. Jude Medical team, thank you for your continued support.



For the Board of Directors,

/s/ Ronald A. Matricaria

Ronald A. Matricaria
Chairman, President and Chief Executive Officer

March 5, 1997

[PHOTO]

RON MATRICARIA WITH 5-YEAR-OLD RYAN JOHNSON, WHO RECEIVED A ST. JUDE MEDICAL(R) VALVE IN AUGUST 1994. RYAN IS AN ACTIVE KINDERGARTNER WHO ENJOYS COLLECTING DINOSAUR TOYS.

                                                  HEART VALVE DISEASE MANAGEMENT

[PHOTO]
REBECCA KLOOZ AND ST. JUDE MEDICAL HAVE "GROWN UP" TOGETHER. AT AGE TWO, REBECCA WAS ONE OF THE YOUNGEST PATIENTS TO RECEIVE A MECHANICAL VALVE. HER COURAGE AND SMILE ARE INSPIRING! REBECCA IS A VERY ACTIVE TEENAGER WHO ENJOYS PIANO AND CRAFTS.

THE STRENGTH
OF ST. JUDE MEDICAL'S MARKET
and technology leadership in heart valves is evident in the more than 725,000 valves that have been implanted by surgeons around the world, four times the closest competitor.

In October 1977 at the University of Minnesota Hospital, Helen Heikkinen received the first St. Jude Medical(R) mechanical heart valve, implanted by cardiovascular surgeon Dr. Demetre Nicoloff.

Its innovative bi-leaflet design, coupled with unsurpassed quality and reliability and a series of product enhancements, has made the St. Jude valve an extremely successful product and afforded us undisputed leadership in this market. The valve was developed and brought to market by a unique collaboration of clinicians, engineers and entrepreneurs. The stories of several of our patients are told on the cover and throughout this annual report.

As we celebrate the 20th anniversary of our flagship product, we continued in 1996 to execute our strategy: to provide our customers comprehensive, uncompromising solutions to the multifold challenges of heart valve disease.

We are dedicated to continuing our market leadership in heart valve disease management, building on the unequaled record of performance of the St. Jude Medical(R) mechanical heart valve.

During 1996, we advanced our core heart valve business with the worldwide launch of the St. Jude Medical(R) mechanical heart valve SJM(R) Masters Series rotatable valve. Approval from the Japanese Ministry of Health and Welfare came in January. In February, the first U.S. implants occurred and the Conformite Europeene (CE) Mark was received for the mitral version of this product. In just over a year, more than 25,000 Masters Series valves have been implanted.

In 1997, we will introduce another enhancement to the St. Jude Medical valve with a new, unique cuff with anti-bacterial properties to lessen the risk of serious infections. Other important mechanical product line extensions are in development.

[LOGO]
BIOCOR

We made important progress toward global leadership in bioprosthetic valves consistent with our strategy to offer clinically proven tissue valves of the highest quality. We acquired Biocor(R) Industria E Pesquisas Ltd. of Belo Horizonte, Brazil. A leading world developer and producer of tissue heart valves with more than 13 years of proven clinical performance, Biocor is a market leader for tissue valves in Brazil.

SJM Biocor(TM) bioprosthetic heart valves are CE Mark approved and a principal focus of our European sales plan for 1997. Biocor dramatically increases our tissue valve market share and will be a cornerstone of this business in the years to come.

[PHOTO]
(TORONTO SPV(R) VALVE*)

Our Toronto SPV(R) valve, the leading stentless porcine tissue valve in Europe and Canada, was specifically designed to overcome the historical limitations on hemodynamics and durability associated with tissue valves. The Toronto SPV(R) valve has a documented record of excellent performance. The valve continues to yield very promising results in U.S. clinical studies. We anticipate FDA approval of this innovative product late this year.

In addition, we made substantial progress with several innovative anti-mineralization technologies that hold promise for improving long-term durability of tissue valves. We hope to introduce one or more of these technologies in the next two years.

In early 1996, we purchased the remaining assets of The Heart Valve Company, our former joint venture with Hancock Jaffe Laboratories, and will apply its unique technologies across our tissue valve products.

We continue to pursue a longer-term goal of developing the first durable replacement heart valve that functions more like natural tissue without requiring anticoagulants.


[PHOTO]

JOANNE LAMOREAUX TEACHES 6TH GRADE IN SOUTH JORDAN, UTAH. AFTER JOANNE RECEIVED HER HEART VALVE IN 1993 AT THE LDS HOSPITAL IN SALT LAKE CITY, AS A CLASS PROJECT HER STUDENTS WROTE TO ST. JUDE AND THANKED THE COMPANY FOR HELPING MRS. LAMOREAUX.

*NOT AVAILABLE IN U.S.,
PENDING FDA APPROVAL.

[PHOTO]

ABOVE: BIOCOR(R) FOUNDER DR. MARIO VRANDECIC AND DAVID ELIZONDO, TECHNICAL SERVICES MANAGER AT BIOCOR, INSPECT AN SJM BIOCOR(TM) VALVE*. RIGHT: BOB ELGIN, VICE PRESIDENT, OPERATIONS, HEART VALVE DIVISION, WITH HEART VALVE PRODUCTS FROM BIOCOR.

*NOT AVAILABLE IN U.S.

[PHOTO]

ABOVE: DAVE STRONACH, ST. JUDE MEDICAL SALES REPRESENTATIVE IN ONTARIO, CANADA, WHO IS ALSO A HEART VALVE RECIPIENT, WITH THE COAGUCHEK(TM) PRODUCT*, WHICH OFFERS EASY SELF-TESTING AT HOME FOR MEASURING BLOOD COAGULATION LEVELS WITH ACCURATE RESULTS IN TWO MINUTES. RIGHT: DICKEY FRANSSEN-BRADER, SENIOR PRODUCT MANAGER IN THE HEART VALVE DIVISION, OVERSEES THE INTRODUCTION OF THE COAGUCHEK(TM) MONITORING PRODUCT.

*NOT AVAILABLE IN U.S., PENDING FDA APPROVAL.

[PHOTO]

MEETING AT THE COMPANY'S LILLEHEI FACILITY, THE HEART VALVE DIVISION'S INTERNATIONAL SCIENTIFIC ADVISORY BOARD REVIEWS TRENDS IN HEART VALVE DISEASE.

[PHOTO]

SJM(R) SEGUIN ANNULOPLASTY RING

[PHOTO]

TOM COOK WORKS WITH KIDS AT OLSON MIDDLE SCHOOL IN BLOOMINGTON, MINNESOTA. TOM RECEIVED A ST. JUDE VALVE IN 1979 AFTER HIS HEALTH DRAMATICALLY DECLINED. HIS STORY WAS RECOUNTED IN A LOCAL NEWSPAPER -- "ILLNESS TAUGHT TEACHER A LESSON IN LIVING." WITH HIS NEW VALVE, TOM SAID, "I LIVED TO SEE MY DAUGHTER BEGIN A FILM CAREER AND WATCH MY SON GROW UP."


In 1996, we expanded initiatives to address other important needs in the management of heart valve disease:

* A January agreement with LifeNet Transplant Services enables St. Jude Medical to assist in the marketing of human donated allograft heart valves for patients who are not suitable for mechanical or bioprosthetic devices.
* An alliance in April with Boehringer Mannheim Corporation provides mechanical valve patients the opportunity to use a home test kit for measuring anticoagulation levels. Boehringer Mannheim's CoaguChek(TM) has decreased the number of anticoagulation-related complications for over 6,000 patients in Europe, reducing the cost while enhancing the quality of care. Together we are pursuing FDA approval to offer this device for home use in 1997 and plan to extend our alliance to additional markets.
* European implants began in May of the SJM(R) Seguin annuloplasty ring used to correct malfunctioning mitral valves. We hold an exclusive license for this innovative product and expect the market for valve repair, currently under 10 percent of heart valve surgical procedures, to expand. FDA approval to offer this product in the United States was received last month.

Under our agreement with Heartport, Inc., worldwide clinical trials began of Heartport's innovative Port-Access(TM) system for less-invasive heart valve replacement and repair surgeries. Heartport recently received FDA approval of its Port-Access(TM) system, a major regulatory milestone for both Heartport and St. Jude Medical.

[LOGO]
HEARTPORT

The Heartport(TM) Port-Access(TM) system, in combination with a St. Jude Medical(R) Port-Access(TM) mechanical heart valve system, allows surgical access to the heart from small incisions between the ribs, and implantation of the valve without cutting the chest bone and surrounding tissue.

To date, approximately 50 patients worldwide have received a St. Jude valve using Heartport's less-invasive technology. Surgical time is shortened, patient trauma lessened and recovery time greatly reduced, all contributing to shorter hospital stays and convalescence and reduced healthcare costs. We also are monitoring other approaches to less- invasive heart valve replacement and repair surgery.

In 1996, in honor of his major contributions to surgery, cardiovascular medicine and St. Jude Medical, we dedicated a new training room in our Lillehei facility to Dr. C. Walton Lillehei, who remains a major contributor to our heart valve business.

1996 was a year of hard work and building for the future in the heart valve business.

1997 will be a very exciting year for the division, our customers and their patients. We anticipate more new and important product introductions than this market has ever seen, while continuing an absolute commitment to quality without compromise -- a commitment that began 20 years ago this October with the first implant of the St. Jude Medical(R) mechanical heart valve.

[PHOTO]

KENT ADEE, RETIRED LONG ISLAND SOCIAL STUDIES TEACHER, RECEIVED A ST. JUDE VALVE IN 1996. KENT ENJOYS FISHING, GARDENING AND SINGING IN CHURCH WITH HIS DAUGHTER KELLY AND WIFE CONNIE.

[PHOTO]

BUST OF DR. C. WALTON LILLEHEI IN THE COMPANY'S LILLEHEI FACILITY.

[PHOTO]

THE WOODRIDGE CARBON TECHNOLOGY TEAM -- WINNERS OF THE COMPANY'S HENDRICKSON AWARD -- (STANDING LEFT TO RIGHT) BILL SCHEID, PAUL KELLEY, RICH RODRIGUEZ, MIKE JACKSON, BOB ENO, (SEATED LEFT TO RIGHT) MIKE COYLE AND JIM BRAZIL.

[PHOTO]

TERRY SHEPHERD, PRESIDENT, ST. JUDE MEDICAL HEART VALVE DIVISION AND INTERNATIONAL.

                            CARDIAC RHYTHM MANAGEMENT

[PHOTO]

PACESETTER MICRONY(TM) SR+*
(ACTUAL SIZE)

[PIE CHART]
THE GLOBAL CARDIAC RHYTHM MANAGEMENT MARKET

*BRADYCARDIA
*TACHYCARDIA
*ELECTROPHYSIOLOGY
*ATRIAL FIBRILLATION
 (DEVELOPING MARKET)

[PHOTO]

MARTHA HUBBARD OF COVINA, CALIFORNIA, WHO RECEIVED A PACESETTER REGENCY(TM) SR+* PACEMAKER, WITH HER PHYSICIAN, DR. MARK MYERS.

*NOT AVAILABLE IN U.S., PENDING FDA APPROVAL.



TRADITIONALLY
A TECHNOLOGY-DRIVEN MARKET
cardiac rhythm management (CRM)

today presents opportunity and challenge -- rapidly evolving products, changing customer profiles, increasing cost-benefit focus and promising advances in clinical research.

Bradycardia, the largest and most mature of the four CRM market segments, generates over $2.2 billion annually in pacemaker system sales to treat slow heart rates. Two other market segments, VT/VF (ventricular tachycardia/ventricular fibrillation) and electrophysiology, represent over $800 million of device sales to diagnose and treat fast heart rates and are experiencing double-digit growth.

Technological innovation and advancing clinical knowledge are driving the fourth emerging CRM segment, atrial fibrillation (AF), which affects two million U.S. citizens per year. AF is a known precursor to stroke and is currently managed with medication. Newer treatments involving catheter mapping and ablation and electrical stimulation device therapy are currently under investigation.

St. Jude Medical has aggressively pursued a leadership position in the total CRM market, expected to exceed $5 billion by the year 2000. The acquisition of Pacesetter in 1994 provided the Company the number two position in the bradycardia segment.

Several 1996 events essentially complete our cardiac rhythm management strategy:

* The acquisition of Daig provides catheter core competencies and products and an impressive patent portfolio for electrophysiology and AF.
* The acquisition of substantially all of Telectronics Pacing Systems' assets broadens our bradycardia product portfolio and provides valuable intellectual property.
* The settlement of intellectual property disputes with Intermedics resolves pending litigation and helps facilitate our announced merger with Ventritex, Inc.
* The Ventritex merger will provide our cardiac rhythm management business with approved, state-of-the-art ICD products and an immediate presence in the important and fast-growing VT/VF market.

[PHOTO]

ABOVE: PROCESS TECHNICIAN NAM NGUYEN OVERSEES A PROGRAMMABLE ROBOTIC COMPONENT PLACEMENT STATION. RIGHT: JOHN DARBY, PLANT MANAGER, AND FRANK KELLY, VICE PRESIDENT, HYBRID OPERATIONS, LED THE TEAM THAT BUILT THE NEW PACESETTER HYBRID PRODUCTION FACILITY.

[PHOTO]

MEMBERS OF THE PACESETTER ICD TECHNOLOGY TEAM -- JIM GREEN, DR. MARK KROLL, JIM CAUSEY AND SUE BIENKOWSKI.

[PHOTO]
TRILOGY(R) DR+

[PHOTO]
META(TM) DDDR 1256

[LOGO]
CELLULAR TESTED

Pacesetter's 1996 accomplishments in the Bradycardia market segment helped prepare for a substantial expansion of our CRM business

In September, the FDA approved market release of our newest, most sophisticated pacemaker, the Trilogy(R) DR+. We initiated U.S. clinical trials of the first commercially released AutoCapture(TM) pacing systems, Microny(TM) and Regency(TM). Both have enjoyed wide international acceptance. The Microny(TM) is the world's smallest pacemaker.

AutoCapture(TM) pacing systems are unique in the industry and provide the foundation for true Automaticity(TM) in pacing therapy -- the ability of the pacemaker to monitor patient heart beats and automatically adjust its output as a result. Automated features address physician needs to save time while improving patient outcomes and cost-effectiveness.

In 1996, Pacesetter received the only FDA approval to use the term Cellular Tested(TM) on product labeling and literature, meaning patients with these devices need not take special precautions when using cellular telephones, as they are advised to do with other pacemakers that experience electrical interference from cellular signals.

In addition, over the past year, Pacesetter:

* Received CONFORMITE EUROPEENE (CE) Mark approval for the ADDVENT(R) VDDR pacing system.
* Completed U.S. trials and European market release of the Tendril(R) DX and Passive PLUS(R) DX steroid-eluting leads -- expected to attain FDA approval this year -- and completed trials in preparation for European launch of the Membrane EX(TM) lead.
* Obtained positive customer reaction to the prototype of its next-generation, highly automated programmer, the APS(TM) III, expected to reach the U.S. and European markets by the end of this year.
* Demonstrated, in response to worldwide customer demand, the effect of a renewed emphasis on quality speed to market with rapid development of the Trilogy(R) DC+.

Our bradycardia offerings have expanded with the Telectronics line of innovative pulse generators led by the META(TM) DDDR 1256, now approved for the U.S. market. This device includes Telectronics' exclusive Minute Ventilation(TM) biosensor feature and the market's first Automatic Mode Switching (AMS(TM)) capability, in its third generation. Early acceptance of the META(TM) DDDR 1256 is very encouraging.

In addition, new Pacesetter manufacturing facilities in Scottsdale, Arizona, and Jarfalla, Sweden, outside of Stockholm, are key elements of our vertical integration strategy. These facilities will improve operational efficiency and expand manufacturing capacity.

The integration of Pacesetter, Daig, Telectronics and Ventritex into a worldwide, resource-rich CRM business is our principal priority. Progress to date with the Telectronics integration is substantial.

Ventritex has several important ingredients for our future in the VT/VF market segment: state-of-the-art, market-released ICD products that are well regarded by electrophysiologists; sales and marketing teams with established customer relationships; and a technology platform to complement the intellectual property assets and research and development capabilities of Pacesetter and Telectronics.

1997 holds great promise for St. Jude Medical's cardiac rhythm management business. The integration of the recent transactions provides the resources to effectively compete in this large and growing marketplace. Our CRM business prospects are very exciting.

[PHOTO]

PACESETTER'S STATE-OF-THE-ART HYBRID PRODUCTION FACILITY IN SCOTTSDALE,
ARIZONA.

[PHOTO]

BUEHL TRUEX, WINNER OF THE HENDRICKSON AWARD FOR HIS WORK AT PACESETTER IN PULSE GENERATOR MECHANICAL DESIGN, WITH DAVE MORLEY, EXECUTIVE VICE PRESIDENT, PACESETTER.

[PHOTO]

JIM DENNIS, PRESIDENT, TELECTRONICS, AND PATRICK FOURTEAU, PRESIDENT,
PACESETTER.

[PHOTO]

HENDRICKSON AWARD WINNER HANS ABRAHAMSSON, OF PACESETTER AB SWEDEN, FOR HIS CONTRIBUTION TO THE APS(TM) PROGRAMMER DEVELOPMENT.


[PHOTO]

ABOVE: GENNARO FLORIO OF HAMDEN, CONNECTICUT, RECEIVED A TRILOGY(R) DR+ IN 1996. GENNARO'S SON JOE, A SENIOR SCIENTIST AT PACESETTER, WORKED ON THE DESIGN OF THE TRILOGY(R) PACEMAKER THAT NOW HELPS HIS DAD AND HIM ENJOY A GAME OF GOLF. LEFT:
JOANNE LEDESMA AND NOEL AGREDANO ARE PART OF THE MANUFACTURING TEAM THAT ASSEMBLES PACESETTER TRILOGY(R) PULSE GENERATORS IN SYLMAR, CALIFORNIA.

CATHETER TECHNOLOGY


THE ACQUISITION
OF DAIG WAS AN IMPORTANT STEP
in St. Jude Medical's cardiac rhythm management strategy.

With products for electrophysiology and investigational devices for atrial fibrillation (AF), Daig provides St. Jude Medical a presence in these two cardiac rhythm management market segments. Daig also provides an entry into interventional cardiology (IC), where it is a market leader in hemostasis and specialty guiding introducers.

Daig's strength with the electrophysiologist, an increasingly important customer, is built upon two assets: a broad and technologically innovative line of specialty catheters and guiding introducers and a strong field clinical support capability. The Livewire(TM) EP catheter, released two years ago in the United States for diagnostic mapping of the heart, received in 1996 the CE Mark for mapping and ablation (surgical destruction of malfunctioning tissue to improve electrical performance). We expect in 1997 to gain FDA approval to use this catheter for supraventricular ablation procedures.

Atrial fibrillation, treatable but not curable with drugs, afflicts over four million people worldwide, posing serious and costly complications. Treatment alternatives, including catheter ablation, often with a subsequent pacemaker implantation, show promise. Daig's Livewire(TM) system is the first ablation product in U.S. clinical trials to treat AF.

Daig's percutaneous catheters, introducers and guiding sheaths provide differentiated niche products to the worldwide interventional cardiology market. Daig's Spyglass(TM) angiography catheter and the Maximum(TM) hemostasis introducer have recently been released. The segments of the IC market in which Daig participates are expected to reach $400 million by the year 2000.

Daig's world-class catheter technology and manufacturing expertise can be used by St. Jude Medical in other therapeutic classes. Daig had strong growth in 1996 and will be an important contributor to St. Jude Medical in the years ahead.

[PHOTO]

JOANNE SCHNEEWIND AND JEAN LUEBKE PREPARE DAIG INTRODUCER COMPONENTS PRIOR TO ASSEMBLY.

[PHOTO]

LIVEWIRE(TM) EP CATHETER

[PHOTO]

SPYGLASS(TM) ANGIOGRAPHY CATHETERS


[PHOTO]

ABOVE: MARIE FERGUSON OF WORCESTER, MASSACHUSETTS, WAS PLAGUED BY SYMPTOMS OF CHRONIC, UNCONTROLLED ARRHYTHMIAS. HER PHYSICIAN OFFERED HER HOPE WITH A CATHETER RF ABLATION PROCEDURE USING A DAIG PRODUCT. FOLLOWING THE PROCEDURE MARIE IS LESS TIRED AND HER OUTLOOK ON LIFE IS MUCH IMPROVED. RIGHT: DAN STARKS, CEO, AND MIKE COYLE, PRESIDENT, LEAD DAIG'S EXPANSION IN ELECTROPHYSIOLOGY AND INTERVENTIONAL CARDIOLOGY.

A GLOBAL COMPANY

MAJOR PROGRESS
IN EXPANDING OUR GLOBAL
resources occurred during 1996. Demand for

cardiovascular devices from customers beyond the United States has never been greater. Extending our presence to take full advantage of opportunities in these markets for all of our businesses is a major goal of St. Jude Medical.

In 1996, approximately 43 percent of our total sales came from international markets representing over 100 countries. In 1995, 41 percent of sales came from these same countries. Growth in international sales in 1996 exceeded 11 percent, with all business units participating.

In markets that can support the investment required to establish a direct presence, we are aggressively pursuing that approach to expand our business platforms. St. Jude Medical has a significant presence throughout Western Europe and several countries in Latin America. In 1996, we continued to expand direct operations in Brazil, Canada and Portugal.

To take advantage of potentially explosive growth in the very diverse yet vital Asia-Pacific market, we established a regional structure, including the headquarters in Hong Kong and representative offices in Shanghai and Beijing. Overall sales in the area increased more than 30 percent in 1996. In 1997, a representative office will open in India, another significant emerging market.

In Japan, as a result of the combined efforts of our pacing distributors, Getz Brothers and Fukuda, we maintained a market leadership position in pacing as sales increased over 20 percent from 1995. The Company's long-time role as the market leader in the Japanese heart valve market continued.

[PHOTO]

PACESETTER AB'S NEW EUROPEAN MANUFACTURING FACILITY IN JARFALLA, NORTH OF STOCKHOLM, SWEDEN.

[PHOTO]

DAVID GREEN RECEIVED A ST. JUDE VALVE IN 1991. A COMMUNICATIONS CONSULTANT, HE IS AN ACTIVE VOLUNTEER WITH CHILDREN'S HEARTLINK AND WENT TO COLOMBIA AS A MEDICAL VOLUNTEER WHERE HE MET MARIA EUGENIA VIVEROS.


[PHOTO]

ABOVE: IN PRAGUE FOR AN INTERNATIONAL CARDIOLOGY MEETING ARE (LEFT TO RIGHT) IVO NEKUDO, THE COMPANY'S DISTRIBUTOR IN THE CZECH REPUBLIC; PETER VAN DER SLUIS, AREA DIRECTOR, EASTERN EUROPE; AND ANNETTE UELZE, HEART VALVE PRODUCT MANAGER FOR EASTERN EUROPE, MIDDLE EAST AND AFRICA. RIGHT: HELENA MATYSOVA, OF PRAGUE, RECEIVED A ST. JUDE MEDICAL(R) MECHANICAL HEART VALVE IN 1996. HELENA SKIS, JOGS AND ENJOYS GARDENING.

In the Western European medical device market, estimated to grow to $50 billion by 2003, we added Daig's catheter and introducer products to support interventional cardiologists. Both the heart valve and pacing businesses grew, in part due to a decision to implement a direct sales organization in Italy.

We are poised to offer ICD products in Europe, assuming the completion of the Ventritex merger.

During 1996, we dramatically expanded the reach of St. Jude Medical into Russia and other countries of the former Soviet Union, Eastern Europe, Asia, the Middle East and certain areas of Latin America, where our business is best represented by distributors for scale and support reasons. Important progress was made in these regions, as sales growth in several countries approached 50 percent. We plan to continue to take full advantage of market opportunities in a number of emerging markets.

As we expand our product offerings in 1997 to address the different types of cardiovascular disease around the world, our goal is to ensure that any patient, anywhere, anytime, can access the important technologies and related support services of St. Jude Medical.

[PHOTO]

STEVE HEALY, VICE PRESIDENT, WORLDWIDE SALES AND MARKETING FOR THE HEART VALVE DIVISION (STANDING), MEETS WITH A GROUP OF FRENCH DOCTORS WHO WERE AMONG OVER 200 PHYSICIANS WHO TOURED THE COMPANY'S HEART VALVE MANUFACTURING OPERATIONS IN 1996.

[PHOTO]

AT AN INTERNATIONAL CLINICIANS' MEETING, RAJIV MAJAJAN, PRESIDENT OF J. MITRA AND BROS. OF NEW DELHI, INDIA AND A COMPANY DISTRIBUTOR, DISCUSSES ASIAN MARKET STRATEGIES WITH DR. DAVID LIK CHING CHEUNG OF THE UNIVERSITY OF HONG KONG GRANTHAM HOSPITAL.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

RESULTS OF OPERATIONS

INTRODUCTION: The Company designs, manufactures and markets medical devices and provides services primarily for the cardiovascular segment of the medical device market. Principal products include the world's most frequently implanted mechanical heart valves, tissue heart valves, bradycardia pacemakers, pacemaker leads and specialty catheters.

The principal objective for management is to increase shareholder value. This is accomplished through a focus on customer satisfaction, product innovation, continual product and process improvement and investment in medical technologies. The Company has implemented a long-term business strategy which focuses investment on specific medical device technologies which will provide innovative solutions to health care providers and patients.

Effective November 29, 1996, St. Jude Medical acquired substantially all of the assets of Telectronics Pacing Systems, Inc. ("Telectronics"), a pacemaker company, and Medtel, a distribution company in the Asia-Pacific region, both of which were wholly owned subsidiaries of Pacific Dunlop, Ltd. The acquisition, which was accounted for as a purchase, included a $135,000 cash payment and an earnout provision tied to future pacing sales which could result in additional payments of up to $40,000 over six years if certain revenue milestones are achieved. The purchase price is also subject to adjustment based on changes to the net asset value of Telectronics and Medtel between June 30, 1996, and November 29, 1996. The Company and Pacific Dunlop currently disagree on the amount of the adjustment and are following the process prescribed in the asset sale agreement to resolve the disagreement. The Company expects that any adjustment would be made in 1997. The Company's reported results for 1996 include Telectronics and Medtel subsequent to November 29, 1996.

Effective September 23, 1996, the Company acquired Biocor(R) Industria E Pesquisas Ltd., a Brazilian manufacturer of tissue heart valves for $4,000 in cash and an earn-out which could result in additional cash payments of up to $4,000 over the next three years.

Effective May 31, 1996, the Company acquired Daig Corporation ("Daig"), a Minnesota-based manufacturer of specialized cardiovascular devices for the electrophysiology and interventional cardiology markets. Each share of Daig common stock was converted into .651733 shares of Company common stock and the Company issued 10,013,319 shares to Daig shareholders. The transaction qualifies as a tax-free reorganization and was accounted for as a pooling of interests. The accompanying financial statements, for all periods presented, have been restated to include the results of Daig.

Effective September 30, 1994, St. Jude Medical acquired from Siemens AG substantially all the worldwide assets of its cardiac rhythm management operations ("Pacesetter") for $511,300. The acquisition represented a significant diversification and provided the Company with its cardiac rhythm management technology platform. The Company's fourth quarter 1994 and full year 1995 and 1996 financial results include Pacesetter's operations.

Effective January 19, 1996, the Company sold its cardiac assist operations to C.R. Bard for approximately $24,000. Cardiac assist net sales were approximately $12,000 and $10,500 in 1995 and 1994, respectively. Also in January, the Company acquired the remaining 50% of The Heart Valve Company for $1,000 in cash and 149,153 shares of its common stock.

The commentary that follows should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest December 31. Fiscal years 1996, 1995 and 1994 consisted of 52 weeks.

Shown in the following table for the periods indicated are the net sales by technology platform and the percentage relationships of certain items in the consolidated statements of income to consolidated net sales and the percentage change of the dollar amounts of such items as compared with the prior period. Due to the impact of the Telectronics, Medtel and Biocor acquisitions, and the cardiac assist business divestiture, as well as the September 1994 purchase of Pacesetter, amounts are not directly comparable between years.

                                                                 Year-to Year
                               Percent of Net Sales          Increase/(Decrease)
--------------------------------------------------------------------------------
                                                            1996        1995
                              Year Ended December 31       Compared   Compared
                             1996      1995        1994    to 1995     to 1994
--------------------------------------------------------------------------------
Net sales:
   Heart valve              33.3%      33.7%       62.2%      5%         5%
   Cardiac rhythm
     management             62.4%      60.7%       27.9%      9%       323%
   Interventional
     cardiology              4.2%       4.0%        7.2%     12%         9%
   Cardiac assist             .1%       1.6%        2.7%    (95%)       15%
--------------------------------------------------------
Net sales                  100.0%     100.0%      100.0%      6%        94%
Cost of sales               30.5%      30.8%       28.6%      5%       110%
--------------------------------------------------------
Gross profit                69.5%      69.2%       71.4%      7%        88%
--------------------------------------------------------
Selling, general and
   administrative           33.6%      32.5%       27.0%     10%       133%
Research and
   development               9.3%       9.5%        6.0%      4%       208%
Purchased research
   and development           5.0%        --        10.4%     --       (100%)
Special charges              5.9%        --          --      --         --
--------------------------------------------------------
Operating profit            15.7%      27.2%       28.0%    (39%)       89%
Other income
   (expense), net            1.8%       (.8%)       1.9%    360%      (175%)

Income before taxes         17.5%      26.4%       29.9%    (30%)       72%
Income tax provision         6.1%       8.2%        7.8%    (21%)      103%

Net income                  11.4%      18.2%       22.1%    (34%)       61%
--------------------------------------------------------------------------------

[BAR GRAPH]
NET SALES
(IN MILLIONS)

* UNITED STATES
* INTERNATIONAL

NET SALES: Net sales totalled $808,780 in 1996, a $46,945, or 6%, increase over 1995 net sales of $761,835. Excluding the approximately $8,000 of Telectronics net sales subsequent to its acquisition and the results of the cardiac assist business, which was sold in January 1996, net sales increased approximately 7% over 1995 net sales.

Sales outside the U.S. improved from 41% of net sales in 1995 to 43% in 1996 reflecting increasing sales in higher growth, developing foreign markets. Unfavorable foreign currency effects due to the stronger U.S. dollar reduced 1996 net sales compared to 1995 by approximately $4,200. This negative impact on sales was offset by a favorable foreign currency impact on operating expenses and gains relating to the Company's hedging activities, which were recorded in other income.

Heart valve net sales of approximately $269,000 increased 5% in 1996 despite worldwide healthcare reform and increased competition which continued to put pressure on the number of procedures performed as well as pricing flexibility. Heart valve 1995 sales levels benefited from substantial non-recurring second and third quarter sales to Iran. Excluding these non-recurring sales, 1996 net sales would have increased 7% over 1995 net sales.

Domestic mechanical heart valve net sales increased in 1996 due to the full year availability of the St. Jude Medical(R) mechanical heart valve SJM(R) Masters Series valve and general price increases that were partially offset by a slight reduction in unit sales due to a reduction in procedures and hospital inventory management. International mechanical heart valve net sales in 1996 were more than 7% higher than 1995. This resulted mainly from increased unit sales in the developing markets of Latin America, Eastern Europe, Africa and Asia-Pacific regions. Tissue heart valve net sales in 1996 increased significantly from 1995 levels due to the continuing physician acceptance of the Toronto SPV(R) valve and the September 1996 acquisition of Biocor(R) Industria E Pesquisas Ltd., a Brazilian manufacturer of tissue heart valves.

[BAR GRAPH]
NET SALES
(IN MILLIONS)

* HEART VALVES
* CARDIAC RHYTHM MANAGEMENT
* INTERVENTIONAL CARDIOLOGY

Cardiac rhythm management net sales of approximately $504,000 increased 9% from 1995 levels. Pacesetter's higher sales level resulted from a 12% increase in units partially offset by a 5% decrease in average selling prices because of pricing pressures and more units being sold in lower priced developing markets. Domestic pacemaker sales were affected by the lack of a competitive auto mode switching feature in the Company's Trilogy(R) line for the first nine months of 1996. Subsequent to the early fourth quarter FDA approval of the Trilogy(R) DR+ pacemaker, which has this feature, domestic sales increased at twice the rate in the fourth quarter compared with the average sales increase during the first nine months. Telectronics sales totalled almost $8,000 in December 1996. Daig's sales of electrophysiology catheters and related products increased by over 50% in 1996 compared with 1995.

Interventional cardiology net sales of approximately $34,000 increased 12% over 1995 due to increased sales and marketing activities in the U.S. market and to the introduction of new products.

Net sales in 1995 of $761,835 were $369,886 or 94% higher than 1994 net sales of $391,949. Approximately $349,000 of the increase was attributable to the full year effect of the Pacesetter acquisition and increased Pacesetter sales. The increase also resulted from higher mechanical heart valve sales in emerging international markets and increased Daig sales due to new product introductions and expanded marketing programs. Domestic mechanical heart valve sales increased due to the full year availability of the St. Jude Medical(R) Hemodynamic Plus Series valves and general price increases that were partially offset by a reduction in unit sales.

COST OF SALES: As a percentage of net sales, cost of sales in 1996 decreased to 30.5% from 30.8% in 1995 primarily as a result of manufacturing efficiencies, an increase in the percentage of internally produced Fmechanical heart valve components and the elimination of a 2% mechanical heart valve royalty payment during the first quarter 1995. The decrease in cost of sales was partially offset by the negative foreign currency impact on net sales, average selling price decreases due to higher unit sales in lower margin emerging markets and pricing pressure in the cardiac rhythm management business.

In 1995, cost of sales as a percentage of sales increased to 30.8% from 28.6% in 1994 primarily as a result of Pacesetter operations. Although Pacesetter margins are consistent with the industry, its margins are not as high as the Company's heart valve margins. In addition, the Company pays an approximate 5.5% royalty on all cardiac rhythm management product sales. The increase was also attributable to a higher percentage of mechanical heart valve sales into lower margin emerging markets and a price increase from the Company's supplier of pyrolytic carbon components. These increases were partially offset by the elimination of a 2% mechanical heart valve royalty payment during the first quarter 1995.

SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative (SG&A) expense increased in 1996 to $272,121 from $247,389 in 1995. As a percentage of net sales, SG&A increased to 33.6% in 1996 from 32.5% in 1995. The higher dollar amount and percentage of net sales increases were mainly due to the continued move to direct sales particularly in Canada, Latin America and the Asia-Pacific region, as well as increased expenditures for European and information systems infrastructure. SG&A in 1996 also included Telectronics subsequent to the November 29, 1996 acquisition date.

During 1995, selling, general and administrative expense increased $141,418 over 1994 levels, which was mainly attributable to the Pacesetter operations. Selling efforts for pacemakers are much more labor intensive and the Company uses a commission-based independent contractor sales force in the U.S. and distributors in all international markets except Western Europe. In addition, Pacesetter related goodwill amortization was recorded for the full year in 1995 compared to only one quarter in 1994. SG&A expenses also increased due to additional marketing costs attributable to expanded coverage in the Pacific Rim and Latin American markets and an increased infrastructure in Western Europe as a result of the Pacesetter acquisition.

RESEARCH AND DEVELOPMENT: Research and development (R&D) expense in 1996 increased to $74,841 from $72,305 recorded in 1995, but as a percentage of net sales decreased to 9.3% from 9.5%. The dollar increase was attributable primarily to Pacesetter which has major ongoing R&D programs in the areas of bradycardia pacemakers and tachycardia defibrillators as well as development of a new programmer. R&D spending for the heart valve business increased slightly due to tissue valve research while Daig R&D spending decreased slightly. R&D in 1996 also included Telectronics subsequent to the acquisition date.

[BAR GRAPH]
RESEARCH AND
DEVELOPMENT
(IN MILLIONS)

In 1995, research and development expense increased to $72,305 from $23,471 recorded in 1994. The increase mainly resulted from the full year effect of Pacesetter's operations. A slight decrease in R&D for the heart valve business resulted from the completion of certain phases of the development of the SJM(R) Masters Series rotatable heart valve which was introduced in 1995. Daig R&D expense increased in 1995 principally due to electrophysiology catheter development efforts.

PURCHASED RESEARCH AND DEVELOPMENT: In 1996, the Company incurred $40,350 of non-cash purchased research and development charges, representing the appraised value of in-process R&D which must be expensed under generally accepted accounting principles for purchase accounting. The purchased R&D related to the acquisitions of The Heart Valve Company ($5,000), Telectronics ($32,200) and Biocor ($3,150).

The Pacesetter acquisition was also accounted for as a purchase and a non-cash charge of $40,800 for purchased research and development was incurred in 1994.

SPECIAL CHARGES: In 1996 the Company recorded $47,808 of special charges which consisted of a $25,000 payment to Intermedics, Inc. to resolve various patent and legal disputes, repositioning charges of $11,100 related to its tissue heart valve business, distributor termination related charges of $7,700 in support of the Company's continued move to direct sales, integration charges of $2,200 to be incurred by Pacesetter as a result of the Telectronics acquisition, and non-recurring special charges of $1,808.

OTHER INCOME (EXPENSE): Other income in 1996 totalled $15,053 compared to other expense of $5,790 in 1995. Interest expense during 1996 decreased to $3,537 from $12,962 in 1995 due to the elimination of Pacesetter acquisition debt which was repaid by the end of third quarter 1996. This was partially offset by interest expense on the fourth quarter 1996 borrowings in support of the Telectronics and Medtel acquisitions and a settlement payment to Intermedics, Inc. In addition, several non-recurring 1996 transactions increased other income over 1995, including a gain on sale of the Company's cardiac assist business and the successful completion of litigation related to the terminated Electromedics' acquisition which were partially offset by transaction costs associated with the Daig acquisition. The Company also recorded increased foreign exchange hedging gains and gains on the sale of various investments in 1996.

Other expense totalled $5,790 in 1995 compared to other income of $7,680 in 1994. Interest expense in 1995 increased significantly over 1994 levels as a result of a full year of debt as opposed to one quarter of debt associated with the Pacesetter acquisition. Due to fluctuations in the U.S. dollar and a shift in the relationship between European currencies, foreign exchange contract gains and foreign exchange transaction gains were recorded in 1995 compared to losses recorded in 1994.

INCOME TAX PROVISION: The Company's 1996 effective income tax rate was 35.0% compared to 31.1% in 1995. The increase was primarily attributable to changes to Treasury regulations pertaining to taxation of Puerto Rican operations, which were finalized in the second quarter 1996 retroactive to the beginning of 1996, as well as to non-deductible expenses associated with the Daig acquisition and to separate previously legislated changes relating to taxation of Puerto Rican operations. The Treasury regulation changes have significantly reduced tax benefits derived from the Company's Puerto Rican operations.

The Company's 1995 effective income tax rate increased to 31.1% from 26.3% in 1994. The higher rate resulted from lower tax advantaged investment income, income from Pacesetter operations which is generally taxed at a higher rate than the Company's previously existing business and reduced tax benefits derived from the Company's Puerto Rican operations.

The Omnibus Budget Reconciliation Act of 1993 significantly reduced the tax benefits which were previously available from income generated by the Company's Puerto Rican operations under Internal Revenue Code (IRC) Section 936. As a result of this legislation, Puerto Rican tax benefits were reduced by 50% in 1996, 45% in 1995 and 40% in 1994.

NET INCOME: Reported net income for 1996 -- including the effect of pre-tax purchased R&D charges of $40,350, special charges of $47,808 and Telectronics post-acquisition operating losses of approximately $5,600 -- was $92,181, or $1.12 per share. Without these items, net income on a comparable business basis would have been $153,500, or $1.87 per share.

OUTLOOK: The Company expects that market demands, government regulation and societal pressures will continue to change the healthcare industry worldwide resulting in further business consolidations and alliances. To meet customer needs, the Company intends to continue to pursue diversification opportunities in the form of acquisitions, joint ventures, partnerships and strategic business alliances. In addition, the Company will participate with industry groups to promote the introduction and use of advanced medical device technology within a cost conscious environment. Finally, customer service in the form of cost-effective clinical outcomes will continue to be a primary focus for the Company.

In 1996, competition continued to increase in the Company's heart valve business; however, the Company estimates it held its share of the worldwide heart valve market. During 1996, increased domestic competition resulted in a slight reduction in domestic unit demand for the Company's products. International unit sales growth exceeded 6% reflecting continued penetration of emerging markets. Competition is anticipated to place pressure on pricing and terms and healthcare reform is expected to result in further hospital consolidations over time.

The Company's cardiac rhythm management business is also in a highly competitive market. During 1996, the Company introduced to the market several new pulse generators and pacemaker lead products. Rapid technological change is expected to continue, requiring the Company to invest heavily in R&D and to effectively market its products.

As provided for in the Private Securities Litigation Reform Act of 1995, the Company cautions investors that a number of factors could cause actual future results of operations to vary from those anticipated in previously made forward-looking statements and any other forward-looking statements made in this document and elsewhere by or on behalf of the Company. Net sales could be materially affected by legislative or administrative reforms to the U.S. Medicare and Medicaid systems or other non-U.S. reimbursement systems in a manner that would significantly reduce reimbursement for procedures using the Company's medical devices, the acquisition of key patents by competitors that would have the effect of excluding the Company from new market segments, healthcare industry consolidation resulting in customer demands for price concessions, products introduced by competitors with advanced technology and better features and benefits or lower prices, fewer procedures performed in a cost-conscious environment, and the lengthy approval time by the FDA or other government authorities to clear implantable medical devices for commercial release. Cost of sales could be materially affected by unfavorable developments in the area of products liability and price increases from the Company's suppliers of critical components, a number of which are sole sourced. Operations could be affected by the Company's ability to execute its diversification strategy or to integrate acquired companies, a serious earthquake affecting the Company's Pacesetter facility in Los Angeles, California, adverse developments in the litigation arising from the acquisitions of Telectronics and Ventritex, unanticipated product failures and attempts by competitors to gain market share through aggressive marketing programs. The Company expects to incur significant charges in connection with its merger with Ventritex, Inc. and the Telectronics and Ventritex businesses are presently reporting operating losses.

The Company anticipates that its 1997 effective income tax rate may increase due to a higher ratio of Pacesetter and Daig income which is generally taxed at a higher rate than the Company's heart valve income, reduced Puerto Rican income as a percentage of total income and a lower Puerto Rican tax benefit as IRC
Section 936 tax benefits are reduced by an additional 5% per year through 1998. Legislation was also passed in 1996 to phase out the Section 936 tax benefit over a ten year period which will further negatively impact the Company's effective tax rate. In addition, the IRS has proposed an adjustment of approximately $16,600 in additional taxes relating primarily to the Company's Puerto Rican operations in 1990 and 1991. It is likely that similar adjustments will be proposed for subsequent years. The Company is vigorously contesting the proposed adjustment.

On October 23, 1996, the Company and Ventritex, Inc. ("Ventritex") signed a definitive agreement for a tax-free, stock-for-stock merger. The merger is subject to regulatory approvals and Ventritex shareholder approval. There can be no assurance given as to if and when the merger will be concluded.

FINANCIAL CONDITION

SUMMARY: The financial condition of the Company remained strong during 1996. The $255,000 of debt incurred in the fourth quarter 1994 with respect to the Pacesetter acquisition was fully repaid by the end of third quarter 1996, but $172,000 of new debt was incurred in the fourth quarter 1996 relating to the Telectronics and Medtel acquisitions and the payment to Intermedics. Cash and marketable securities decreased to $184,570 at December 31, 1996, from $187,382 at December 31, 1995. Working capital, the difference between current assets and current liabilities, was $371,268 at December 31, 1996, a $16,497 increase from the prior year end level attributable primarily to the Telectronics aquisition.

LIQUIDITY: Company operations provide a strong, positive cash flow which is more than sufficient to meet the Company's operational requirements. Cash provided by operations in 1996 amounted to $134,520 compared to $185,172 in 1995. The current ratio was 2.3 to 1 at December 31, 1996.

The Company has a $130,000 long-term revolving line of credit through July 2001 with a seven member banking syndicate comprised of banks in the United States and other countries where it conducts its business. At December 31, 1996, the Company had $10,000 available under the line. The Company also maintains other non-committed credit facilities which it utilizes to supplement the revolving line of credit.

Accounts receivable increased approximately $36,000 in 1996 principally due to increased sales, a shift in sales to emerging markets with longer payment cycles and the acquisition of Telectronics. Inventories increased approximately $36,000 primarily as a result of expanded product offerings in both the heart valve and cardiac rhythm management businesses and the acquisition of Telectronics. Net property, plant and equipment increased almost $106,000 due to the construction of two new Pacesetter facilities in Arizona and Sweden, pacemaker programmer investments and the acquisitions of Telectronics and Biocor.

[BAR GRAPH]
CASH FLOWS
FROM OPERATIONS
(IN MILLIONS)

Cash flow from operations and access to additional capital will enable the Company to pursue further diversification opportunities and to fund expected capital expenditures. During 1997, the Company will fund the completion of cardiac rhythm management manufacturing facilities in both the U.S. and Sweden. In addition, the Company will continue to invest in its information systems and telecommunications infrastructure.

CAPITAL: The Company's capital structure consists of equity and interest bearing debt. Interest bearing debt as a percent of total capital was 17.1% at December 31, 1996, an increase from 14.0% at December 31, 1995. The ratio of debt to cash flow from operations increased from .6/1 to 1.3/1.

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

[BAR GRAPH]
CAPITAL STRUCTURE
(IN MILLIONS)

* EQUITY
* DEBT

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


/s/ Stephen L. Wilson

Stephen L. Wilson
VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER


REPORT OF INDEPENDENT AUDITORS


Board of Directors
St. Jude Medical, Inc.
St. Paul, Minnesota

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 5, 1997

CONSOLIDATED STATEMENTS OF INCOME
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


Year Ended December 31                              1996           1995            1994
-----------------------------------------------------------------------------------------
Net sales                                     $    808,780   $    761,835    $    391,949
Cost of sales                                      246,896        234,830         112,087
-----------------------------------------------------------------------------------------
Gross profit                                       561,884        527,005         279,862

Selling, general and administrative expense        272,121        247,389         105,971
Research and development expense                    74,841         72,305          23,471
Purchased research and development charges          40,350           --            40,800
Special charges                                     47,808           --              --
-----------------------------------------------------------------------------------------
Operating profit                                   126,764        207,311         109,620

Other income (expense), net                         15,053         (5,790)          7,680
-----------------------------------------------------------------------------------------
Income before taxes                                141,817        201,521         117,300

Income tax provision                                49,636         62,673          30,850
=========================================================================================

Net income                                    $     92,181   $    138,848    $     86,450


Earnings per share:
   Primary                                    $       1.12   $       1.71    $       1.08
   Fully diluted                              $       1.12   $       1.70    $       1.07
=========================================================================================

Cash dividends paid per share                 $       --     $       --      $       0.20
=========================================================================================
Average shares outstanding:
   Primary                                      81,953,000     80,988,000      80,085,000
   Fully diluted                                82,244,000     81,464,000      80,432,000
=========================================================================================


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

December 31                                                               1996           1995
------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                            $    41,124    $    34,767
Marketable securities                                                    143,446        152,615
Accounts receivable, less allowance (1996 - $7,678, 1995 - $9,361)       205,869        169,690
Inventories:
   Finished goods                                                        115,795         82,176
   Work in process                                                        26,255         27,544
   Raw materials                                                          57,425         53,583
------------------------------------------------------------------------------------------------
Total inventories                                                        199,475        163,303
Prepaid income taxes                                                      44,234         15,930
Other current assets                                                      30,462         15,909
------------------------------------------------------------------------------------------------
Total current assets                                                     664,610        552,214
------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Land                                                                      14,232          9,949
Buildings and improvements                                                57,472         46,014
Machinery and equipment                                                  202,375        142,311
Construction in progress                                                  66,863         19,315
------------------------------------------------------------------------------------------------
Gross property, plant and equipment                                      340,942        217,589
   Less accumulated depreciation                                         (73,228)       (55,519)
------------------------------------------------------------------------------------------------
Net property, plant and equipment                                        267,714        162,070
------------------------------------------------------------------------------------------------
OTHER ASSETS                                                             369,043        339,532
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         $ 1,301,367    $ 1,053,816
================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                     $   191,820    $    79,894
Accrued income taxes                                                      24,205         41,346
Accrued employee compensation and related taxes                           44,374         45,503
Other accrued expenses                                                    32,943         30,700
------------------------------------------------------------------------------------------------
Total current liabilities                                                293,342        197,443
------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
Long-term debt                                                           172,000        120,000
------------------------------------------------------------------------------------------------

CONTINGENCIES
------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock, par value $1.00 per share -
   25,000,000 shares authorized; no shares issued
Common stock, par value $.10 per share -
   250,000,000 shares authorized; issued and outstanding
   1996 - 81,009,796 shares; 1995 - 79,921,597 shares                      8,101          7,992
Additional paid-in capital                                                63,783         34,769
Retained earnings                                                        772,223        680,042
Cumulative translation adjustment                                            386          4,319
Unrealized gain (loss) on available-for-sale securities                   (8,028)         9,691
Receivable for stock issued                                                 (440)          (440)
------------------------------------------------------------------------------------------------
Total shareholders' equity                                               836,025        736,373
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $ 1,301,367    $ 1,053,816
================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                            Common Stock
                                   -----------------------------        Additional
                                    Number of                            Paid-In          Retained
                                     Shares              Amount          Capital          Earnings
---------------------------------------------------------------------------------------------------
Balance December 31, 1993          79,520,007       $     7,953       $    27,688      $   468,679
---------------------------------------------------------------------------------------------------

Net income                                                                                  86,450
Issuance of common stock
   upon exercise of stock
   options, net of taxes
   withheld                           107,658                10               704
Tax benefit realized upon
   exercise of stock options                                                  223
Cash dividends
   ($.20 per share)                                                                        (13,935)
Purchase and retirement
   of common shares                                                          (125)
Translation adjustment
Unrealized gain on
   investments, net of taxes
---------------------------------------------------------------------------------------------------
Balance December 31, 1994          79,627,665             7,963            28,490          541,194
---------------------------------------------------------------------------------------------------
Net income                                                                                 138,848
Issuance of common stock
   upon exercise of stock
   options, net of taxes
   withheld                           293,932                29             4,930
Tax benefit realized upon
   exercise of stock options                                                1,349
Translation adjustment
Unrealized gain on
   investments, net of taxes
Receivable for stock issued
---------------------------------------------------------------------------------------------------
Balance December 31, 1995          79,921,597             7,992            34,769          680,042
---------------------------------------------------------------------------------------------------
Net income                                                                                  92,181
Issuance of common stock
   upon exercise of stock
   options, net of taxes
   withheld                           939,046                94            17,328
Tax benefit realized upon
   exercise of stock options                                                5,701
Issuance of common stock
   for business acquired              149,153                15             5,985
Translation adjustment
Unrealized gain (loss) on
   investments, net of taxes
---------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996          81,009,796       $     8,101       $    63,783      $   772,223
===================================================================================================



[WIDE TABLE CONTINUED FROM ABOVE]


                                    Cumulative           Unrealized        Receivable         Total
                                    Translation        Gain (Loss) on      for Stock      Shareholders'
                                    Adjustment          Investments         Issued           Equity
-----------------------------------------------------------------------------------------------------
Balance December 31, 1993          $    (3,609)      $      --         $      --         $   500,711
-----------------------------------------------------------------------------------------------------

Net income                                                                                    86,450
Issuance of common stock
   upon exercise of stock
   options, net of taxes                                                                         714
   withheld
Tax benefit realized upon                                                                        223
   exercise of stock options
Cash dividends                                                                               (13,935)
   ($.20 per share)
Purchase and retirement
   of common shares                                                                             (125)
Translation adjustment                   1,125                                                 1,125
Unrealized gain on
   investments, net of taxes                                 686                                 686
-----------------------------------------------------------------------------------------------------
Balance December 31, 1994               (2,484)              686              --             575,849
-----------------------------------------------------------------------------------------------------
Net income                                                                                   138,848
Issuance of common stock
   upon exercise of stock
   options, net of taxes
   withheld                                                                                    4,959
Tax benefit realized upon
   exercise of stock options                                                                   1,349
Translation adjustment                   6,803                                                 6,803
Unrealized gain on
   investments, net of taxes                               9,005                               9,005
Receivable for stock issued                                                   (440)             (440)
-----------------------------------------------------------------------------------------------------
Balance December 31, 1995                4,319             9,691              (440)          736,373
-----------------------------------------------------------------------------------------------------
Net income                                                                                    92,181
Issuance of common stock
   upon exercise of stock
   options, net of taxes                                                                      17,422
   withheld
Tax benefit realized upon
   exercise of stock options                                                                   5,701
Issuance of common stock
   for business acquired                                                                       6,000
Translation adjustment                  (3,933)                                               (3,933)
Unrealized gain (loss) on
   investments, net of taxes                             (17,719)                            (17,719)
-----------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996          $       386       $    (8,028)      $      (440)      $   836,025
=====================================================================================================


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

Year Ended December 31                                                       1996        1995          1994
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                               $  92,181    $ 138,848    $  86,450
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation                                                          25,445       21,524        9,218
      Amortization                                                          19,490       20,102        7,816
      Purchased research and development charges                            40,350         --         40,800
      Special charges                                                       20,586         --           --
      Gain on sale of business                                             (10,486)        --           --
      Changes in operating assets and liabilities net of acquisitions:
         Increase in accounts receivable                                   (22,038)     (19,245)     (23,885)
         Increase in inventories                                              (868)     (23,499)      (4,965)
         Decrease (increase) in other current assets                       (13,108)       1,289       (9,516)
         Increase in accounts payable and accrued expenses                   7,734       38,482        8,018
         Increase (decrease) in accrued income taxes                       (11,558)      20,288       (3,334)
         Increase in prepaid and deferred income taxes                     (13,208)     (12,617)     (14,331)
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                  134,520      185,172       96,271
-------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property, plant and equipment                                 (95,018)     (44,935)     (20,836)
Purchases of marketable securities                                         (27,000)     (26,524)     (88,760)
Proceeds from sale or maturity of marketable securities                     21,044       14,500      308,761
Investments in companies, joint ventures and partnerships                     (155)      (3,701)     (13,564)
Acquisitions, net of cash acquired                                        (117,800)      13,000     (524,300)
Proceeds from sale of business                                              24,204         --           --
Other investing activities                                                  (2,528)       2,694       (7,686)
-------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                     (197,253)     (44,966)    (346,385)
-------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from exercise of stock options                                     17,422        4,514          644
Cash dividends paid                                                           --           --        (13,935)
Common stock repurchased                                                      --           --           (125)
Proceeds from the issuance of long-term debt                               172,000         --        255,000
Repayment of long-term debt                                               (120,000)    (135,000)        --
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                         69,422     (130,486)     241,584
-------------------------------------------------------------------------------------------------------------
Effect of currency exchange rate changes on cash                              (332)         647          567
-------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             6,357       10,367       (7,963)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              34,767       24,400       32,363
-------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $  41,124    $  34,767    $  24,400
=============================================================================================================


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS: St. Jude Medical, Inc. develops, manufactures and distributes medical devices with an emphasis on cardiac care products and services. The Company's products are sold in more than 100 countries. Principal products include prosthetic heart valves, pacemakers and electrophysiology and interventional catheters. The main markets for these products are the United States, Western Europe and Japan. In the United States, the Company uses a direct employee-based sales organization for its heart valve and catheter products and a combination of independent contractors and an employee-based sales organization for its pacemaker products. In Western Europe, the Company has a direct sales presence in 14 countries. Throughout the rest of the world, the Company principally uses distributor-based sales organizations.

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

ACCOUNTING PERIOD: The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest December 31. Fiscal years 1996, 1995 and 1994 consist of 52 weeks.

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

STOCK-BASED COMPENSATION: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. See Note 5.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment are stated at cost and are depreciated using the straight line method based on useful lives of 31.5 to 39 years for buildings and improvements and three to seven years for machinery and equipment. Accelerated depreciation is used by the Company for tax accounting purposes only.

LONG-LIVED ASSETS: The Company adopted Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in 1996. FAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. There was no financial impact to the Company upon adopting FAS No. 121.

REVENUE RECOGNITION: The Company's general practice is to recognize revenues from product sales as shipped and for services as performed. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the Company is notified that the device has been used.

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

In conjunction with the Pacesetter acquisition, the Company recorded a non-cash pre-tax charge of $40,800 relating to that portion of the purchase price attributable to purchased research and development. The purchased research and development charge represents the appraised value of the in-process research and development that must be expensed under generally accepted accounting principles.

On November 29, 1996, the Company acquired from Pacific Dunlop, Ltd. substantially all of the worldwide cardiac rhythm management assets of Telectronics Pacing Systems, Inc. ("Telectronics") for $135 million. The initial price can be adjusted upward or downward based upon the change in net asset value between June 30, 1996 and November 29, 1996. The Company and Pacific Dunlop, Ltd. currently disagree about the final adjustment to the purchase price and are following procedures in the purchase agreement to resolve their differences. The Company expects that any adjustment to the purchase price would be recorded in 1997. The acquisition was accounted for under the purchase accounting method. Goodwill of approximately $76,000 including approximately $43,000 of consolidation charges, is amortized on a straight line basis over 20 years. During 1997, the Company expects to consolidate Telectronics operations into its Pacesetter operations and plans to close Telectronics manufacturing facilities. The results of Telectronics operations have been included in the consolidated results of operations from the date of acquisition. In conjunction with the Telectronics acquisition, the Company recorded a pre-tax charge of $32,200 relating to that portion of the purchase price attributable to purchased research and development.

The following unaudited pro forma information has been prepared assuming that the acquisition of Pacesetter had occurred at the beginning of 1993 and the acquisition of Telectronics had occurred at the beginning of 1995. Pro forma adjustments include amortization of goodwill, increased interest expense, decreased interest income and the related income tax effects. Pro forma results are not necessarily indicative of the results that would have occurred had the acquisitions actually taken place at the beginning of the specified periods, or the expected results of future operations.

                       1996       1995       1994
===================================================
Net sales            $905,295   $921,920   $696,739
Net income           $ 19,060   $ 93,362   $119,174
Earnings per share   $   0.23   $   1.15   $   1.49
===================================================


On September 23, 1996, the Company acquired Biocor(R) Industria E Pesquisas Ltd., a Brazilian tissue heart valve manufacturer for $4,000 in cash and an earn-out which could result in additional cash payments of up to $4,000 over the next three years. On January 5, 1996, the Company acquired the remaining shares of The Heart Valve Company for $1,000 in cash and 149,153 shares of its common stock. In connection with the acquisitions of Biocor and The Heart Valve Company, the Company recorded pre-tax charges of $3,150 and $5,000, respectively, relating to purchased research and development. The results of Biocor and The Heart Valve Company have been included in the Company's results of operations since the dates of acquisition and were not material.

On May 31, 1996, the Company acquired Daig Corporation ("Daig"), a manufacturer of specialized cardiovascular devices for the electrophysiology and interventional cardiology markets. Each share of Daig common stock was converted into .651733 shares of Company common stock. The Company issued 9,929,897 shares to Daig shareholders. Additionally, one outstanding option to acquire 128,000 shares of Daig common stock was converted to an option to acquire 83,422 shares of Company common stock. The transaction qualified as a tax-free reorganization and was accounted for as a pooling of interests. The accompanying financial statements, for all periods presented, have been restated to include the results of Daig, which were not material.

NOTE 3 SPECIAL CHARGES

Results of operations for 1996 include pre-tax charges recorded in the fourth quarter of $47,808 for costs relating to patent and litigation settlements and repositioning several of the Company's operations. Patent and other legal disputes between Pacesetter and a third party were settled for $25,000. The repositioning charges of $22,808 related to the planned consolidation of tissue heart valve manufacturing operations ($11,100), the termination of various distributor agreements in conjunction with the conversion to direct sales ($7,700), the realignment of Pacesetter manufacturing operations in connection with the Telectronics integration ($2,200), and other non-recurring expenses ($1,808).

NOTE 4 INCOME TAXES

The components of income before taxes were as follows:

                          1996         1995       1994
========================================================
Domestic              $ 142,236    $ 183,525   $ 108,249
Foreign                    (419)      17,996       9,051
--------------------------------------------------------
Income before taxes   $ 141,817    $ 201,521   $ 117,300
========================================================

The components of the income tax provision were as follows:

                             1996        1995        1994
===========================================================
Current:
  Federal                 $ 63,005    $ 47,281    $ 36,368
  State and Puerto Rico      9,676      11,518      10,217
  Foreign                    1,022       6,226       3,107
-----------------------------------------------------------
Total current               73,703      65,025      49,692
-----------------------------------------------------------
Deferred:
  Prepaid                  (28,304)     (7,329)     (5,757)
  Deferred                   4,237       4,977     (13,085)
-----------------------------------------------------------
Total deferred             (24,067)     (2,352)    (18,842)
-----------------------------------------------------------
Income tax provision      $ 49,636    $ 62,673    $ 30,850
===========================================================


Deferred income tax assets (liabilities) were comprised of the following at December 31:

                                                   1996        1995
---------------------------------------------------------------------
Deferred income tax asset:
  Inventory (intercompany profit in inventory
    and excess of tax over book valuation)      $ 12,429    $ 16,590
  Intangibles                                     30,915      10,728
  Accruals not currently deductible                5,825       7,923
  Unrealized loss on investments                   5,029        --
---------------------------------------------------------------------
Deferred income tax asset                         54,198      35,241
---------------------------------------------------------------------
Deferred income tax liability:
  Unrealized gain on investments                    --        (5,830)
  Accumulated depreciation                        (7,757)     (7,037)
---------------------------------------------------------------------
Deferred income tax liability                     (7,757)    (12,867)
---------------------------------------------------------------------
Net deferred income tax asset                   $ 46,441    $ 22,374
=====================================================================


The reconciliation of the Company's effective income tax rate to the statutory U.S. federal income tax rate of 35% is as follows:

                                      1996         1995          1994
======================================================================
Income tax provision at
  U.S. statutory rate              $ 49,636     $ 70,533     $ 41,055
Increase (decrease) in taxes
  resulting from:
  State income taxes, net of
    federal tax benefit               4,309        4,434        1,763
  Tax benefits from Foreign
    Sales Corporation                (3,878)      (1,886)      (1,557)
  Tax benefits from Puerto Rican
    operations                       (3,128)      (8,442)      (7,880)
  Tax exempt income                    --           --         (2,274)
  Foreign taxes at higher
    (lower) rates                     1,849       (1,640)         194
  Other                                 848         (326)        (451)
----------------------------------------------------------------------
Income tax provision               $ 49,636     $ 62,673     $ 30,850
----------------------------------------------------------------------
Effective income tax rate              35.0%        31.1%        26.3%
======================================================================

The Company's effective income tax rate is favorably affected by Puerto Rican tax exemption grants which result in Puerto Rican earnings being partially tax exempt through the year 2003.

The Internal Revenue Service ("IRS") is currently examining the Company's 1992-1994 federal income tax returns. In addition, the IRS has completed an audit examination of the Company's 1990-1991 income tax returns and has proposed an adjustment of approximately $16,600 in additional taxes, not including interest or state income taxes, for which the Company anticipates receiving statutory notices of deficiency in the near future. The proposed adjustment relates primarily to the Company's Puerto Rican operations. It is likely that similar adjustments will be proposed for subsequent years. The Company is vigorously contesting the proposed adjustment and expects that the ultimate resolution will not have a material adverse effect on its financial position or liquidity, but could potentially be material to the net income of a particular future period if resolved unfavorably.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries ($15,906 at December 31, 1996) because distribution of these earnings generally would not require additional taxes due to available foreign tax credits.

The Company made income tax payments of $68,460, $52,624 and $49,565 in 1996, 1995 and 1994, respectively.

NOTE 5 STOCK PURCHASE AND OPTION PLANS

STOCK PURCHASE: The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, shares of common stock at 85% of the fair market value at specified dates. Under the terms of the plan, 750,000 shares of common stock have been reserved for purchase by plan participants. Employees purchased 108,795, 97,525 and 26,041 shares in 1996, 1995 and 1994, respectively. At December 31, 1996, 494,442 shares were available for purchase under the plan.

STOCK BASED-COMPENSATION:
Under the terms of the Company's various stock plans, 7,687,769 shares of common stock have been reserved for issuance to directors, officers and employees upon the grant of restricted stock or the exercise of stock options. Stock options are exercisable over periods up to 10 years from date of grant and may be "incentive stock options" or "non-qualified stock options" and may have stock appreciation rights attached. At December 31, 1996, there were a maximum of 3,591,959 shares available for grant and

4,095,810 options outstanding. At December 31, 1996, 1995 and 1994, there were options excersisable of 2,038,824, 2,507,524 and 1,320,036, respectively. Stock option and long-term performance award transactions were:

                                 Options/Awards     Weighted Average
                                OutstandingPrice       Per Share
====================================================================
Balance at December 31, 1993       2,113,162       $   19.03
   Granted                         1,148,625           20.86
   Cancelled                        (320,495)          25.37
   Exercised                          (8,250)           7.87
---------------------------------------------
Balance at December 31, 1994       2,933,042           19.48
   Granted                           756,552           27.01
   Cancelled                        (165,744)          21.04
   Exercised                        (196,627)          14.80
---------------------------------------------
Balance at December 31, 1995       3,327,223           21.17
   Granted                         1,690,600           37.04
   Cancelled                        (141,964)          31.20
   Exercised                        (780,049)          17.43
---------------------------------------------
Balance at December 31, 1996       4,095,810           28.41
====================================================================


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

In July 1996, the Board of Directors approved a stock option grant of 1,000,000 shares at an exercise price of $31.38 per share to the Company's CEO. This grant is subject to shareholder approval at the May 1997 shareholders' meeting of a one-time waiver of the 300,000 share annual limitation under the Company's 1994 Stock Option Plan which will have the effect of ratifying this grant.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock option awards. Had compensation expense for the Company's stock option awards been determined based upon their grant date fair value consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced by $4,850, or $.05 per share and $2,115, or $.02 per share for 1996 and 1995, respectively. These amounts are not necessarily indicative of the amounts that will be reported in the future. The fair value of the options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions:

                           1996    1995
=======================================
Expected life (years)        6       6
Interest rate              6.3%    7.2%
Volatility                40.5%   31.1%
Dividend yield               0%      0%
=======================================

Under the terms of the Company's shareholder rights agreement, upon the occurance of certain events which result in a change in control as defined by the agreement, registered holders of common shares are entitled to purchase one-tenth of a share of Series A Junior Participating Preferred Stock at a stated price, or to purchase either the Company's shares or shares of the acquiring entry at half their market value.

NOTE 6 FINANCIAL INSTRUMENTS AND
       OFF-BALANCE SHEET RISK

FOREIGN CURRENCY INSTRUMENTS AND HEDGING ACTIVITIES: The Company may enter into foreign exchange contracts to manage its exposure to fluctuations in foreign currency exchange rates. These contracts involve the exchange of foreign currencies for U.S. dollars at specified rates at future dates. Counterparties to these contracts are major international financial institutions. Maturities of these instruments are typically one year or less from the transaction date. Gains or losses from these contracts are included in other income (expense).

The Company had contracts totalling $25,217 at December 31, 1996 and $12,483 at December 31, 1995, to exchange French Francs, German Marks and Canadian Dollars into U.S. dollars. These instruments were recorded at their fair value at each balance sheet date. The cumulative unrealized gain (loss) on these contracts totalled $905, $45 and $(128) at December 31, 1996, 1995 and 1994, respectively, and was recorded as other income (expense).

LONG-TERM DEBT: The Company has an unsecured $130,000 committed revolving line of credit with a group of seven banks that terminates in July 2001. The Company also maintains $100,000 of non-committed lines of credit with two banks to supplement the revolving line of credit, that expires in November 1999. The rate of interest payable under these borrowing facilities is a floating rate and is a function of the London Interbank

Offered Rate. The weighted average interest rates at December 31, 1996 and 1995, were 5.6% and 6.1%, respectively. A facility fee of .08% of the revolving line commitment is paid quarterly. At December 31, 1996, the Company had borrowings under the committed line of $120,000 and $52,000 under the non-committed lines.

The credit agreement contains various covenants which require the Company to maintain a specified financial ratio, limit liens, regulate asset disposition and subsidiary indebtedness and restrict certain acquisitions and investments. At December 31, 1996, the Company was in compliance with these covenants.

OTHER FINANCIAL INSTRUMENTS: Marketable securities consist of equity instruments, bank certificates of deposit and Puerto Rico industrial development bonds. Under Statement of Financial Accounting Standards (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt securities that the Company does not have the positive intent to hold to maturity and all marketable equity securities are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of shareholders' equity. A net realized gain of $1,195 was recorded on sales of available-for-sale securities in 1996. No net realized gains or losses were recorded in 1995. The net unrealized holding loss on available-for-sale securities included as a separate component of shareholders' equity was $8,028 (net of $5,029 of current deferred income taxes) at December 31, 1996.

                                       1996                        1995
================================================================================
                                          Estimated                   Estimated
                                               Fair                        Fair
                                 Cost         Value         Cost          Value
--------------------------------------------------------------------------------
Assets:
   Cash and
     Cash Equivalents         $ 41,124      $ 41,124      $ 34,767      $ 34,767
   Marketable Securities      $156,503      $143,446      $137,094      $152,615
================================================================================

The Company also guarantees certain obligations of its subsidiaries. As of December 31, 1996 and 1995, the maximum amount of such guarantees was $7,500.

CONCENTRATION OF CREDIT RISK: Trade accounts receivables, certain marketable securities and foreign exchange contracts are the financial instruments which may subject the Company to concentration of credit risk.

Within the European Economic Union, payment of certain accounts receivable is made by the national healthcare system within several countries. Although the Company does not anticipate collection problems with these receivables, payment is contingent to a certain extent upon the economic situation within these countries. The credit risk associated with the balance of the trade receivables is limited due to dispersion of the receivables over a large number of customers in many geographic areas. The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business.

Marketable securities are placed with high credit qualified financial institutions and Company policy limits the credit exposure to any one financial institution. Counterparties to foreign exchange contracts are major financial institutions; therefore, credit loss from counterparty nonperformance is unlikely.

NOTE 7 RETIREMENT PLANS

DEFINED CONTRIBUTION PLAN: The Company has a defined contribution profit sharing plan, including features under section 401(k) of the Internal Revenue Code, which provides retirement benefits to substantially all full-time U.S. employees. Under the 401(k) portion of the plan, eligible employees may contribute a maximum of 10% of their annual compensation with the Company matching the first 3%. The Company's level of contribution to the profit sharing portion of the plan is subject to Board of Directors approval and is based on Company performance. The Company has additional defined contribution programs for employees outside the United States. The benefits under these plans are based primarily on compensation levels. Total retirement plan expense was $5,124, $6,558 and $2,873 in 1996, 1995 and 1994, respectively.

DEFINED BENEFIT PLANS: In certain countries outside the United States, the Company maintains defined benefit plans. An accrual of $5,023 was recorded as of December 31, 1996 which is approximately equal to the actuarially calculated unfunded liability.

NOTE 8 GEOGRAPHIC AREA

The Company operates in the medical products industry and is segmented into three geographic areas -- the United States (including export sales to unaffiliated customers except to customers in Europe, the Middle East and Africa), Europe (including export sales to unaffiliated customers in the Middle East, Africa, Latin America and Asia-Pacific) and other international. Operating profit for export sales is reported in the exporting geography.

Sales between geographic areas are made at transfer prices which approximate prices to unaffiliated third parties. Export sales to unaffiliated customers included in United States sales were $65,946, $61,865 and $45,856 for 1996, 1995 and 1994, respectively.


Net sales by geographic area were as follows:

                                                Other
                  United                        Inter-         Elimina-
                  States          Europe       national         tions            Total
=======================================================================================
1996
Customer
   sales        $ 525,204      $ 268,076      $  15,500       $    --         $ 808,780
Inter-
   company
   sales          105,822           --            8,198        (114,020)           --
---------------------------------------------------------------------------------------
                $ 631,026      $ 268,076      $  23,698       $(114,020)      $ 808,780
=======================================================================================
1995
Customer
   sales        $ 509,029      $ 248,836      $   3,970       $    --         $ 761,835
Inter-
   company
   sales           91,523           --            8,869        (100,392)           --
---------------------------------------------------------------------------------------
                $ 600,552      $ 248,836      $  12,839       $(100,392)      $ 761,835
=======================================================================================
1994
Customer
   sales        $ 277,385      $ 113,236      $   1,328       $    --         $ 391,949
Inter-
   company
   sales           68,604           --            3,800         (72,404)           --
---------------------------------------------------------------------------------------
                $ 345,989      $ 113,236      $   5,128       $ (72,404)      $ 391,949
=======================================================================================


Operating profit (loss) by geographic area was as follows:

                                       Other
           United                      Inter-
           States         Europe      national       Corporate        Total
============================================================================
1996      $116,920      $ 57,486      $ (2,582)      $(45,060)      $126,764
1995      $169,759      $ 51,345      $    (90)      $(13,703)      $207,311
1994      $ 82,871      $ 38,799      $   (509)      $(11,541)      $109,620
============================================================================


Identifiable assets by geographic area were as follows:

                                          Other
            United                        Inter-
            States          Europe       national      Corporate         Total
===============================================================================
1996     $  706,440     $  279,741     $   52,209     $  262,977     $1,301,367
1995     $  595,744     $  203,044     $    9,772     $  245,256     $1,053,816
1994     $  558,568     $  181,470     $    4,523     $  202,261     $  946,822
===============================================================================

1996 operating profit reflects purchased research and development charges of $40,350 and special charges of $47,808 and 1994 operating profit reflects a purchased research and development charge of $40,800.

Corporate expenses consist principally of non-allocable general and administrative expenses. Corporate identifiable assets consist principally of cash and cash equivalents and marketable securities.

NOTE 9 OTHER INCOME (EXPENSE), NET

Other income (expense), net consisted of the following:

                                                  1996       1995        1994
==============================================================================
Interest income                                $  7,076  $   8,056     $14,351
Interest expense                                (3,537)   (12,962)     (3,776)
Foreign exchange gains (losses)                   2,395        541     (1,937)
Gain on the sale of a business                   10,486        --          --
Acquisition transaction costs                   (5,118)        --          --
Other                                             3,751    (1,425)       (958)
------------------------------------------------------------------------------
Other income (expense), net                     $15,053 $  (5,790)   $  7,680
==============================================================================

NOTE 10 OTHER ASSETS

Other assets as of December 31, 1996 and 1995, net of accumulated amortization of $42,792 and $34,923, respectively, consisted of the following:

                                        1996          1995
===========================================================
Investments in companies,
  joint ventures and partnerships     $  7,684     $ 22,356
Intangibles and other                  361,359      317,176
-----------------------------------------------------------
Other assets                          $369,043     $339,532
===========================================================

Investments in companies, joint ventures, and partnerships are stated at cost which approximates market. Intangibles and other assets consist principally of the excess of cost over net assets of certain acquired businesses and technology. Intangibles and other assets are being amortized over periods ranging from 10 to 20 years.

NOTE 11 CONTINGENCIES

The Company is involved in various products liability lawsuits, claims and proceedings of a nature considered normal to its business. In connection with two pacemaker lead models, the Company may be subject to future uninsured claims. The Company's products liability insurance carrier has denied coverage for these models and has filed suit against the Company seeking rescission of the policy covering Pacesetter business retroactive to the date the Company acquired Pacesetter. The Company was a codefendant in a 1995 class action suit with respect to these leads. This case was settled in November 1995. The Company's share of the settlement is approximately $5,000. Additional claims could be filed by patients with these leads who were not class members. Further, claims may be filed in the future relative to events currently unknown to management. Management believes losses that might be sustained from such actions would not have a material adverse effect on the Company's liquidity or financial condition, but could potentially be material to the net income of a particular future period if resolved unfavorably.

NOTE 12 SHAREHOLDERS' EQUITY

On October 17, 1995, the Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend to shareholders of record on November 2, 1995. Earnings per share, dividends per share, shares outstanding and weighted average shares outstanding have been restated to reflect the stock dividend.

NOTE 13 PENDING TRANSACTION

On October 23, 1996, the Company and Ventritex, Inc. ("Ventritex") signed a definitive agreement for a tax-free, stock-for-stock merger. The merger is subject to regulatory approvals and Ventritex shareholder approval. There can be no assurance given as to if and when the merger will be concluded. The Company expects to incur significant transaction and integration charges if the merger is completed.

NOTE 14 QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 1996 and 1995 was as follows:

                                                 Quarter

                              First        Second        Third        Fourth
================================================================================
Year Ended
   December 31, 1996:
     Net sales             $ 199,028     $ 203,217     $ 193,846     $ 212,689
     Gross profit          $ 138,012     $ 140,355     $ 134,793     $ 148,724
     Net income            $  38,440     $  36,597     $  36,295     $ (19,151)*
     Earnings per share    $     .47     $     .45     $     .44     $    (.23)*

Year Ended
   December 31, 1995:
     Net sales             $ 189,138     $ 195,072     $ 186,176     $ 191,449
     Gross profit          $ 127,202     $ 136,087     $ 129,775     $ 133,941
     Net income            $  32,635     $  35,613     $  34,400     $  36,200
     Earnings per share    $     .40     $     .44     $     .42     $     .44
================================================================================

* Includes the effect of pre-tax charges of $35,350 for purchased research and development associated with the Telectronics and Biocor acquisitions and special charges of $47,808 for patent and litigation settlements and repositioning of several of the Company's operations.

Primary and fully diluted per share results are the same for all quarters in 1996, but differed by $.01 per share in the first quarter of 1995 due to rounding. The full year 1996 primary and fully diluted earnings per share were $.01 lower than the sum of the reported quarterly earnings per share due to rounding. The full year 1995 primary earnings per share was $.01 higher than fully diluted earnings per share due to rounding.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                      1996**          1995           1994***        1993           1992
==========================================================================================================

Summary of Operations for the Year Ended:
----------------------------------------------------------------------------------------------------------
Net sales                         $   808,780    $   761,835    $   391,949    $   278,320    $   258,734
----------------------------------------------------------------------------------------------------------
Gross profit                      $   561,884    $   527,005    $   279,862    $   207,887    $   191,008
----------------------------------------------------------------------------------------------------------
   Percent of sales                      69.5%          69.2%          71.4%          74.7%          73.8%
----------------------------------------------------------------------------------------------------------
Operating profit                  $   126,764    $   207,311    $   109,620    $   139,046    $   127,100
----------------------------------------------------------------------------------------------------------
   Percent of sales                      15.7%          27.2%          28.0%          50.0%          49.1%
----------------------------------------------------------------------------------------------------------
Net income                        $    92,181    $   138,848    $    86,450    $   114,573    $   105,185
----------------------------------------------------------------------------------------------------------
   Percent of sales                      11.4%          18.2%          22.1%          41.2%          40.7%
----------------------------------------------------------------------------------------------------------
Primary earnings per share*       $      1.12    $      1.71    $      1.08    $      1.42    $      1.30
----------------------------------------------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END:
----------------------------------------------------------------------------------------------------------
Cash and marketable securities    $   184,570    $   187,382    $   150,577    $   377,434    $   342,772
----------------------------------------------------------------------------------------------------------
Working capital                   $   371,268    $   354,771    $   339,844    $   421,859    $   384,514
----------------------------------------------------------------------------------------------------------
Total assets                      $ 1,301,367    $ 1,053,816    $   946,822    $   545,788    $   482,056
----------------------------------------------------------------------------------------------------------
Long-term debt                    $   172,000    $   120,000    $   255,000           --      $       495
----------------------------------------------------------------------------------------------------------
Total shareholders' equity        $   836,025    $   736,373    $   575,849    $   500,711    $   439,244
----------------------------------------------------------------------------------------------------------

OTHER DATA:
----------------------------------------------------------------------------------------------------------
Dividends declared per share             --             --      $       .20    $       .27    $       .20
----------------------------------------------------------------------------------------------------------
Primary weighted average
   shares outstanding*             81,953,000     80,988,000     80,085,000     80,499,000     81,203,000
----------------------------------------------------------------------------------------------------------
Total employees                         3,620          2,579          2,480            917            865
==========================================================================================================



Note: The Five-Year Summary of Selected Financial Data includes the results of Daig Corporation for all periods presented.

  *Earnings per share and share data have been adjusted for a 50% stock dividend paid in 1995.
 **Results for 1996 include $88,158 pre-tax for purchased research and development and special charges.
***Results for 1994 include a $40,800 pre-tax charge for purchased research and development.

[BAR GRAPH]
NET SALES
(DOLLARS IN MILLIONS)

[BAR GRAPH]
OPERATING PROFIT
(DOLLARS IN MILLIONS)

[BAR GRAPH]
NET INCOME
(DOLLARS IN MILLIONS)

[BAR GRAPH]
PRIMARY EARNINGS PER SHARE
(IN DOLLARS)

* PURCHASED RESEARCH AND DEVELOPMENT AND SPECIAL CHARGES.

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

ANNUAL MEETING OF SHAREHOLDERS The annual meeting of shareholders will be held at 9:30 a.m. on Thursday, May 1, 1997, at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, MN.

INVESTOR INFORMATION
A copy of the Company's annual report on Form 10-K or other financial reports will be provided free of charge to any shareholder upon written request to Investor Relations, St. Jude Medical, Inc., One Lillehei Plaza, St. Paul, MN 55117-9983.

St. Jude Medical, Inc. does not issue quarterly shareholder reports. Shareholders and security analysts can obtain the latest Company news releases, including quarterly results, and other information by calling Investor Relations at a toll-free number (1-800-552-7664). Company news releases are also available through "Company News On-Call" by fax (1-800-758-5804, ext. 816662) or at www.prnewswire.com on the Internet. St. Jude Medical's home page on the Internet is available at www.sjm.com.

DIVIDENDS
St. Jude Medical, Inc. discontinued its cash dividend upon completion of the acquisition of Pacesetter, which was finalized September 30, 1994. The Company did not pay any cash dividends in 1995 or 1996.

On November 16, 1995, the Company distributed a 50% common stock dividend to shareholders of record as of November 2, 1995.

RESEARCH COVERAGE
The following firms currently provide research coverage of St. Jude Medical,
Inc.:

Bear, Stearns & Company, New York, NY
C.J. Lawrence/Deutsche Bank Securities Corp., New York, NY
Dain Bosworth Incorporated, Minneapolis, MN
Donaldson, Lufkin, Jenrette, New York, NY
Goldman Sachs & Company, New York, NY
Jefferies & Company, Incorporated, Los Angeles, CA
John G. Kinnard & Company, Minneapolis, MN
J.P. Morgan Securities, Incorporated, New York, NY
Lehman Brothers, Incorporated, New York, NY
Montgomery Securities, San Francisco, CA
Morgan Stanley & Company, Incorporated, New York, NY
NatWest Securities, Incorporated, New York, NY
Needham & Company, Incorporated, New York, NY
Olde Discount, Detroit, MI
PaineWebber Incorporated, New York, NY
Piper Jaffray Incorporated, Minneapolis, MN
Principal Financial Securities, Incorporated, Dallas, TX
Robert W. Baird & Company, Incorporated, Milwaukee, WI
Salomon Brothers Incorporated, New York, NY Sanford
C. Bernstein & Company, Incorporated, New York, NY
Schroder, Wertheim & Company, Incorporated, New York, NY
Smith Barney, New York, NY
UBS Securities, New York, NY
Wasserstein Perella Securities, Incorporated, New York, NY
Wessels, Arnold & Henderson, Minneapolis, MN

SUPPLEMENTAL MARKET PRICE DATA
On December 2, 1996, the common stock of St. Jude Medical, Inc., began trading on the New York Stock Exchange under the symbol STJ. The range of high and low prices per share for the Company's common stock for fiscal 1996 and 1995 are set forth below. As of February 5, 1997, the Company had 4,624 shareholders of record.

                             Year Ended December 31
                         1996                    1995
------------------------------------------------------------
Quarter              High         Low        High        Low
------------------------------------------------------------
First              $46.00      $36.38      $28.83     $23.67
Second             $39.50      $33.25      $35.67     $27.08
Third              $41.50      $29.63      $42.67     $32.58
Fourth             $43.25      $35.00      $43.25     $32.50

Listed options are traded on the Chicago Board Options Exchange under the symbol STJ.

TRADEMARKS
Biocor(R), SJM(R), SJMBiocor(TM), St. Jude Medical(R), St. Jude Medical(R) Port-Access(TM), Toronto SPV(R), ADDVENT(R), AMS(TM), APS(TM), AutoCapture(TM), Automaticity(TM), Cellular Tested(TM), Membrane EX(TM), META(TM), Microny(TM), Minute Ventilation(TM), Passive PLUS(R), Regency(TM), Tendril(R), Trilogy(R), Livewire(TM), Maximum(TM), and Spyglass(TM).

Heartport(TM) and Port-Access(TM) are trademarks of Heartport, Inc. Contour(TM) is a trademark of Ventritex, Inc. CoaguChek(TM) is a trademark of Boehringer Mannheim Corporation.

LEADERSHIP


ST. JUDE MEDICAL, INC.
ST. PAUL, MINNESOTA
--------------------------------------------------------------------------------
Ronald A. Matricaria
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

John P. Berdusco
VICE PRESIDENT, ADMINISTRATION

David W. Elliot, Jr.
DIRECTOR, CORPORATE BUSINESS DEVELOPMENT

Peter L. Gove
VICE PRESIDENT, CORPORATE RELATIONS

Robert J. Helbling
VICE PRESIDENT,
CORPORATE DISTRIBUTION

Kevin T. O'Malley, Esq.
VICE PRESIDENT AND GENERAL COUNSEL

Stephen L. Wilson
VICE PRESIDENT, FINANCE AND
CHIEF FINANCIAL OFFICER

Harold A. Bencic
CHIEF INFORMATION OFFICER
EDS

HEART VALVE DIVISION
ST. PAUL, MINNESOTA
--------------------------------------------------------------------------------
Terry L. Shepherd
PRESIDENT, HEART VALVE DIVISION
AND INTERNATIONAL

Darrin J. Bergman
DIRECTOR, MECHANICAL
DEVELOPMENT

Robert S. Elgin
VICE PRESIDENT, OPERATIONS

Alan R. Flory, DVM
DIRECTOR, CLINICAL AND
REGULATORY AFFAIRS

Donald S. Guzik
DIRECTOR, QUALITY SYSTEMS

Steven J. Healy
VICE PRESIDENT, WORLDWIDE
SALES AND MARKETING

C. Walton Lillehei, Ph.D., M.D.
MEDICAL DIRECTOR

M. William Mirsch, II
DIRECTOR, TISSUE DEVELOPMENT

Patrick J. O'Neill
DIRECTOR, FINANCE

Jan M. Webster
DIRECTOR, HUMAN RESOURCES

CARDIAC RHYTHM
MANAGEMENT DIVISION
PACESETTER
LOS ANGELES, CALIFORNIA
--------------------------------------------------------------------------------
Patrick P. Fourteau
PRESIDENT

Fred A. Colen
EXECUTIVE VICE PRESIDENT,
QUALITY SPEED TO MARKET

Eric N. Falkenberg
VICE PRESIDENT, BUSINESS
DEVELOPMENT AND STRATEGIC PLANNING

Barry L. Forwand
VICE PRESIDENT, NORTH AMERICAN SALES

Diane M. Johnson, Esq.
EXECUTIVE VICE PRESIDENT AND
GENERAL COUNSEL

Mark W. Kroll, Ph.D.
VICE PRESIDENT, TACHYCARDIA
BUSINESS UNIT

Paul A. Levine, M.D., F.A.C.A.
VICE PRESIDENT, MEDICAL SERVICES

Joseph H. McCullough
VICE PRESIDENT, MARKETING

David R. Morley
EXECUTIVE VICE PRESIDENT, OPERATIONS

Franklin R. Rick
VICE PRESIDENT, FINANCE

Mary C. Sutton
VICE PRESIDENT, HUMAN RESOURCES

CARDIAC RHYTHM
MANAGEMENT DIVISION
TELECTRONICS
ENGLEWOOD, COLORADO
--------------------------------------------------------------------------------
James W. Dennis
PRESIDENT, TELECTRONICS

John M. Buske
DIRECTOR, FINANCE

Thomas V. Brown
EXECUTIVE VICE PRESIDENT AND GENERAL
MANAGER, SALES AND MARKETING

Kenneth A. Collins
EXECUTIVE VICE PRESIDENT
AND GENERAL MANAGER, CLINICAL

John D. Greenbaum
VICE PRESIDENT, QA/RA

Tibor A. Nappholz
VICE PRESIDENT, STRATEGIC RESEARCH

Gary R. Pehrson
EXECUTIVE VICE PRESIDENT AND
GENERAL MANAGER, BRADYCARDIA

DAIG
MINNETONKA, MINNESOTA
--------------------------------------------------------------------------------
Daniel J. Starks
CHIEF EXECUTIVE OFFICER

Michael J. Coyle
PRESIDENT

James A. Hassett
DIRECTOR, CLINICAL DEVELOPMENT

Robert A. Eno
DIRECTOR, OPERATIONS

Dennis A. Stowers
DIRECTOR, MANUFACTURING

Peter C. McLane
DIRECTOR, MARKETING

INTERNATIONAL OPERATIONS
--------------------------------------------------------------------------------
Terrie M. Ajamil
VICE PRESIDENT, AREA OPERATIONS,
ASIA-PACIFIC

Michel Cavadini
VICE PRESIDENT, ADMINISTRATION
EUROPE/MIDDLE EAST

Ruud Helwig
VICE PRESIDENT, BENSAS, EASTERN
EUROPE, MIDDLE EAST AND AFRICA

Angelo Rivetti
VICE PRESIDENT, EUROPE

Edward A. Storch
VICE PRESIDENT, AREA OPERATIONS,
LATIN AMERICA, JAPAN, AUSTRALIA
AND NEW ZEALAND

Dr. Ignacio L. Balboa
MANAGING DIRECTOR, SPAIN
AND PORTUGAL

Joel D. Becker
BUSINESS UNIT DIRECTOR,
HEART VALVE DIVISION

Alain Brunier
MANAGING DIRECTOR, FRANCE

Eric Delwart
MANAGING DIRECTOR, BELGIUM

Erwin Eggenschwiler
COUNTRY MANAGER, SWITZERLAND

Luciano Frattini
MANAGING DIRECTOR, ITALY

George Fazio
GENERAL MANAGER, ST. JUDE
MEDICAL CANADA

Jurgen Fuchs
MANAGING DIRECTOR, GERMANY

Roland Gerard
DIRECTOR, EUROPEAN REGULATORY
AFFAIRS AND QUALITY ASSURANCE
ULF GRAPE
COUNTRY MANAGER, SWEDEN

Svend-Erik Hansen
COUNTRY MANAGER, DENMARK

Frans M. van Heck
MANAGING DIRECTOR, NETHERLANDS

Jon P. Hunt, Ph.D.
BUSINESS UNIT DIRECTOR,
CARDIAC RHYTHM MANAGEMENT

Luit Mulder
AREA DIRECTOR, MIDDLE EAST AND AFRICA

Arto Nousiainen
COUNTRY MANAGER, FINLAND

Roger G. Osborne
MANAGING DIRECTOR, UNITED KINGDOM

Wolfgang Sacken
COUNTRY MANAGER, AUSTRIA

Peter van der Sluis
AREA DIRECTOR, EASTERN EUROPE

Frieda J. Valk
DIRECTOR, HUMAN RESOURCES


BOARD OF DIRECTORS

[PHOTO]
ST. JUDE MEDICAL BOARD OF DIRECTORS IN THE COMPANY'S LILLEHEI FACILITY WITH HENDRICKSON AWARD DISPLAY.
--------------------------------------------------------------------------------
Roger G. Stoll, Ph.D.(3)
CHIEF EXECUTIVE OFFICER AND PRESIDENT,
OHMEDA, INC.
LIBERTY CORNER, NEW JERSEY

Kenneth G. Langone(2)
MANAGING DIRECTOR,
INVEMED ASSOCIATES, INC.
NEW YORK, NEW YORK

Thomas H. Garrett, III(3)
BUSINESS CONSULTANT,
MINNEAPOLIS, MINNESOTA

Walter L. Sembrowich, (1,2)
Ph.D.
PRESIDENT,
AVIEX, INC.
MINNEAPOLIS, MINNESOTA

William R. Miller(2)
FORMER VICE CHAIRMAN,
BRISTOL-MYERS SQUIBB CO.
NEW YORK, NEW YORK

--------------------------------------------------------------------------------
Paul J. Chiapparone(1)
EXECUTIVE VICE PRESIDENT,
ELECTRONIC DATA SYSTEMS CORPORATION
PLANO, TEXAS

Charles V. Owens(3)
CHAIRMAN, GENESIS LABS, INC.
MINNEAPOLIS, MINNESOTA

Daniel J. Starks
CHIEF EXECUTIVE OFFICER, DAIG CORPORATION
MINNETONKA, MINNESOTA

--------------------------------------------------------------------------------
Gail R. Wilensky, Ph.D.(1)
SENIOR FELLOW,
PROJECT HOPE, WASHINGTON, D.C.

Ronald A. Matricaria
CHAIRMAN
--------------------------------------------------------------------------------
1 DENOTES MEMBERS OF THE NOMINATING COMMITTEE
2 DENOTES MEMBERS OF THE COMPENSATION COMMITTEE
3 DENOTES MEMBERS OF THE AUDIT COMMITTEE


ST. JUDE MEDICAL
GLOBAL LEADERSHIP IN MEDICAL TECHNOLOGY

ST. JUDE MEDICAL, INC.

ONE LILLEHEI PLAZA

ST. PAUL, MN 55117-9983

PHONE:       612.483.2000

TELEX:       298453

FAX:         612.490.4333

INTERNET:    www.sjm.com