Form 10-K, Exhibit 13
period 1997-12-31
ST JUDE MEDICAL INC
filed 1998-03-27
CIK 203077

                                                                      EXHIBIT 13

St. Jude Medical, Inc.
1997 Annual Report
Improving Lives Around the World


About  St. Jude Medical, Inc.

St. Jude Medical, Inc., develops, manufactures and distributes medical devices for the global cardiovascular market. The Company serves health care professionals and their patients with the highest quality products and services including heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.

The Company's three operating divisions provide the medical marketplace with products and services across a wide variety of cardiovascular applications: the Heart Valve Division is the global leader in heart valve disease management; the Cardiac Rhythm Management Division is an innovator in cardiac rhythm management; and Daig is a pioneer in specialty catheters for electrophysiology and cardiology.

The Company's products are sold in more than 100 countries. St. Jude Medical has fourteen operations and manufacturing facilities around the world. As of December 31, 1997, the Company employed 3,772 people. St. Jude Medical products and services improve and save lives around the world every day. Heart valve or cardiac rhythm management products developed by St. Jude Medical have enabled these four young people to grow up healthier and happier.

Table of Contents

1    Financial Highlights
2    Letter to Shareholders
7    Heart Valve Disease Management
12   Cardiac Rhythm Management
19   Specialty Catheters
20   Global Business
21   Management's Discussion and Analysis
27   Report of Management
27   Report of Independent Auditors
28   Consolidated Financial Statements
39   Five-Year Summary of Selected Financial Data
40   Investor Information
41   Leadership and Board of Directors

Captions
Edmund Pacleb, 4, loves riding his bike.
Ryan Johnson, 6, tries out the chair of Ron Matricaria, Chairman and CEO. Lindsay Simpson, 6, shows off her dance costume.
Maria Eugenia Viveros, 13, models her new dress.

Financial Highlights

(Dollars in thousands, except per share amounts)

Year Ended December 31                  1997         1996   % Change
-----------------------                 ----         ----    -------
Income Statement
Net sales                            $ 994,396   $ 876,747     13%
Operating profit                        86,817      69,469     25%
Net income                              53,140      60,637    (12%)
Diluted earnings per share                0.58        0.66    (12%)
Balance Sheet
Cash and marketable securities       $ 184,536   $ 235,395    (22%)
Property, plant and equipment, net     307,645     289,274      6%
Total assets                         1,458,616   1,472,494     (1%)
Long-term debt                         220,000     229,500     (4%)
Shareholders' equity                   987,022     922,061      7%
Other Financial Data
Current ratio                            3.0/1       2.3/1
Debt to total capital ratio                 18%         20%

*The 1997 and 1996 results include pre-tax special charges and purchased research and development associated with the Telectronics and Ventritex acquisitions that totalled $58,669 and $93,276, respectively. The 1994 results include purchased research and development pre-tax charge of $40,800 relating to the Pacesetter acquisition.


To Our Shareholders

1997 was a year of contrasts for St. Jude Medical. We achieved many important milestones and made substantial progress in all businesses. However, earnings did not meet our expectations.

While the complexity of integrating several companies into St. Jude Medical affected 1997 financial results, this challenge was not strategic in nature. We are now positioned to effectively compete in all segments of the large and growing cardiac rhythm management market.

In 1997, we again achieved record net sales of $994 million, a 13% increase over 1996. Earnings per share were affected by the costs associated with integrating strategic acquisitions and related special charges.

Our financial condition is excellent. Creating value for our shareholders remains a principal objective. The Company recently announced a self-tender offer to repurchase eight million shares of common stock, to optimize our capital structure.

St. Jude Medical is a considerably larger and stronger Company today than it was in 1993, when we began our diversification into multiple medical technology platforms. We believe we have made the correct long-term strategic and investment decisions for the Company and its shareholders.

We expect 1998 will represent for your Company a year of sales growth and improved earnings. Each of our businesses is stronger and better positioned in its respective markets. Our focus in 1998 is on gaining market share and improving operational effectiveness.

The worldwide medical technology market is dynamic and represents a major opportunity for the continued growth and profitability of St. Jude Medical as we develop and bring to market advanced medical technology products and services in three important and growing global therapeutic markets: heart valve disease management, cardiac rhythm management and interventional cardiology.

In 1997, the Heart Valve Division strengthened its position as the supplier of choice of products and services to deal with all aspects of heart valve disease.

St. Jude Medical is the undisputed leader in the worldwide mechanical heart valve market. In October, we held a special event at the University of Minnesota to commemorate the 20th anniversary of the first implant of this remarkable technology, arguably the most successful prosthetic medical device ever brought to market.

In November, the U.S. Food and Drug Administration (FDA) approved the Toronto SPV(R) tissue valve. This is the first tissue valve St. Jude Medical has offered in the $100 million U.S. market--a major growth opportunity. Substantial progress was also made in expanding SJM Biocor(TM) tissue valve sales. Several additional tissue valve products with enhanced technologies are in development.

Other significant developments included the first implants in Europe of St. Jude Medical(R) mechanical heart valves with our proprietary Silzone(TM) anti-microbial coating and a global launch of a new, innovative heart valve repair product, the SJM(R) Seguin annuloplasty ring.

The CoaguChek(TM) system, offered under an exclusive alliance with Boehringer Mannheim Corporation, was approved in the United States. This system offers heart valve patients easy self-testing to measure blood coagulation levels at home.

We continue to support clinicians and innovators who are introducing minimally invasive products and techniques for heart valve replacement and repair surgeries.

The Cardiac Rhythm Management Division (CRMD) made tremendous progress in 1997 as we integrated Pacesetter, Telectronics and Ventritex into one organization to address the needs of the large and growing global cardiac rhythm management market.

In May, we completed the acquisition of Ventritex, Inc., a manufacturer of implantable cardioverter defibrillators (ICDs). This transaction substantially completed a strategy initiated in

1994 with the Pacesetter acquisition to build a cardiac rhythm management business. Our cardiac rhythm management organization now offers a complete product line for the treatment of cardiac arrhythmias.

In just over three years, we have assembled from zero sales, assets or employees in cardiac rhythm management, a $700 million business with extensive technology, intellectual property, product, manufacturing and distribution assets. While we underestimated the time it would take to integrate these acquisitions, feedback from our customers and investment analysts supports our strategic direction.

To deal with CRMD integration challenges, we implemented an aggressive cost reduction program, put a new senior management team in place, and are consolidating ICD manufacturing.

During 1997, CRMD launched 22 pacemaker and ICD system products. We opened three state-of-the-art research and manufacturing facilities, two in the United States and one in Sweden.

CRMD was granted more 1997 U.S. patents in the field of cardiac stimulation than any of its competitors, and has an intellectual property portfolio of more than 900 patents--an important asset that we intend to continue to grow and aggressively protect.

As we begin 1998, the outlook for our cardiac rhythm management business is very encouraging. Market growth is strong and CRMD's product pipeline is robust with new pacing, defibrillator, and catheter products.

In 1997, Daig had excellent results, with sales growth exceeding 17%. Several new electrophysiology and interventional cardiology products were launched, including the Livewire(TM) Duo-Decapolar catheter.

Daig's core competencies in catheter design and manufacturing are important assets for St. Jude Medical as new implantation techniques require specialty catheters.

We continued to expand and strengthen our global operations in 1997. All regions reported sales increases. We deployed for the first time an international organization responsible for all geographies outside the United States. We continue to invest in sales and support infrastructure where we believe major growth will occur in the next several years.

St. Jude Medical is well positioned to take advantage of opportunities in two very large therapeutic markets for device technology--atrial fibrillation (AF) and congestive heart failure (CHF). Both the AF and CHF markets are larger, in terms of patient populations, than many markets currently served by the Company.

Atrial fibrillation, an arrhythmia of the upper chambers of the heart, affects millions of people and is the most common heart rhythm disorder. Annual health care expenditures to treat atrial fibrillation exceed $6 billion in the United States alone.

St. Jude Medical is pursuing a variety of approaches to treat atrial fibrillation using catheter ablation and pulse generator systems. Daig received the first FDA investigational device exemption (IDE) to explore catheter ablation approaches to chronic AF. This early clinical experience has been invaluable as Daig refines its approach to AF therapy.

Congestive heart failure is the leading cause of hospitalization for people over 65 and, like AF, is a major health care cost. CHF occurs when the heart muscle gradually weakens, losing pumping efficiency. We expect to announce this year the first U.S. clinical implants under an FDA IDE of a Pacesetter pulse generator and special lead system to treat CHF.

We recruited two new executives to St. Jude Medical. In August, Robert E. Munzenrider was named Vice President, Finance and Chief Financial Officer. Bob brings to the Company extensive experience in financial strategy and information systems management from Dial/Viad Corp.

In January 1998, Fred B. Parks joined the Company as President and Chief Operating Officer, a new position consistent with our succession planning program and reflecting that St. Jude Medical is now a much more complex company to manage. Fred comes to St. Jude Medical after a successful career with EG&G, a diversified global technology company. Fred Parks also was elected to the Board of Directors.

We also welcomed Walter F. Mondale, former U.S. Senator, Vice President and Ambassador to Japan, to the Board of Directors. We are honored and delighted to add Mr. Mondale to the Board. His experience in government and international business represent great assets to the organization.

William R. Miller and Kenneth G. Langone will retire this year from the Board. Bill Miller joined the Board in 1991. Bill's extensive experience in the international pharmaceutical business has been an important asset. Ken Langone joined the Board in 1994. Ken's knowledge of the industry and his investment banking experience were invaluable to the Board. Both helped guide the Company's diversification. We wish both of them all the best.

The Board of Directors in December approved a 100 share stock option grant to all eligible St. Jude Medical employees. This grant not only recognizes the importance of our employees worldwide to the success of St. Jude, but also will increase employee ownership of the Company. Our employees are crucial assets and fundamental to our continuing success.

As a supplier of advanced medical technology, St. Jude Medical operates in a dynamic, global health care marketplace, where medical device innovation is an important component of delivering better care and outcomes to patients. Governments and the private sector in all markets face challenges in terms of health care access, financing, quality and delivery.

We closely monitor regulatory and reimbursement policy developments in the United States and major international markets. As managed competition continues to be implemented, we regularly interact with a broad range of U.S. health care customers, including clinicians, payors, providers and policymakers.

Congress approved the 1997 FDA Modernization Act, which represents a modest, but important congressional mandate to the FDA to streamline its regulation of medical technology. Biomaterials supply reform once again was not approved by Congress and remains a priority.

In 1998, our U.S. public policy efforts are focused on the Health Care Financing Administration (HCFA) and its role in determining coverage and reimbursement policy for medical technology and implementing Medicare reforms enacted by Congress in 1997.

For continued success in this changing environment, the objective for each St. Jude Medical business is to be a market or technology leader, to provide health care professionals with products and services of the highest quality with demonstrated clinical and economic benefits, and to operate as the lowest cost producer.

As we supply medical devices to health care professionals, St. Jude Medical employees are also contributing to their communities. Our employees give of their time and talents in many ways to improve the lives of others.

One example is the role the St. Jude Medical Foundation and our Minnesota employees played in the Red River Valley flood relief effort this past year, donating school supplies to the children of flood-ravaged Grand Forks, North Dakota, and East Grand Forks, Minnesota. We also continued our commitment to partnering with physicians by donating products for humanitarian purposes.

Our objectives for 1998 include aggressive sales and earnings targets; multiple product launches in all businesses; continuing progress in product development for AF and CHF; completing the installation of a year 2000-compliant global enterprise software solution; and improving operational effectiveness.

This past year was clearly a challenging one for St. Jude Medical. Financial results were a disappointment as the resources required to integrate recent acquisitions impacted earnings. We appreciate your patience and value your continued support of the Company. We are committed to reinforce your confidence with sustained financial performance and an aggressive growth strategy.

An important purpose of your Company is to save and improve lives. In 1997, almost 2 million people around the world benefited from the products and support of the St. Jude Medical team. We are reminded every day of the true value of St. Jude Medical's innovative and life-supporting technology when we see patients like Edmund, Lindsay, Maria and Ryan--the four children on the cover of this annual report--leading normal, happy lives.

On behalf of the Board of Directors and our colleagues around the globe, thank you for your support of St. Jude Medical.

Sincerely,

Ronald A. Matricaria                        Fred B. Parks
Chairman and Chief Executive Officer    President and Chief Operating Officer

March 7, 1998

St. Jude Medical's Diversification...
1993
Diversification Process Shareholder Profile, Therapeutic Class Review, Core Competencies, Specific Opportunity Analysis
Growth Opportunities Identified
InControl Investment
Goal: The Most Innovative Heart Valve Company

1994
500,000th Mechanical Heart Valve Implant
Toronto SPV(R) First U.S. Implant
Pacesetter Acquired
EVT Investment
Cardiac Rhythm Management Platform Established
Automaticity(TM) Announced

1995
AutoCapture(TM) Announced
First European Implant SJM(R) Master Series*
Tendril(R) Lead Approved
Woodridge Approved
CRM Manufacturing Investments: Phoenix & Stockholm
Heartport Agreement
SJM(R) Seguin Annuloplasty Ring Announced
3:2 Stock Split

1996
Sale of Cardiac Assist
LifeNet Agreement
U.S. Launch SJM(R) Master Series
EDS Agreement
CoaguChek(TM) Agreement
Daig Acquired
Biocor Products Acquired
Telectronics Medtel Intermedics Ventritex Transactions Announced

1997
Scottsdale Hybrid Facility Dedicated
Spyglass(TM) Launched
Silzone(TM) Announced
SJM(R) Seguin Annuloplasty Ring Approved

Ventritex Transaction Completed
Veddesta Facility Dedicated
Tendril(R) DX Lead Approved
Toronto SPV(R) Approved
First Implants Angstrom(TM) MD and Contour(R) MD ICDs
SJM(R) Valve 20 Year Anniversary
5th Generation Minute Ventilation Pulse Generator Announced

1998
APS(TM) III Programmer Approved
Tempo(TM) Pacemaker Approved
Passive Plus(R) DX Lead Approved
Angstrom(TM) II and Contour(R) II ICDs Approved


Heart Valve Disease Management

1997 was an exciting year, full of significant developments for the heart valve division. Financial performance was excellent, as we delivered on our commitment to grow our business at twice the rate of the overall market.

As promised, we introduced several important new replacement and repair products. In 1998, additional new products will be introduced to further strengthen our mission to provide "The Best Solutions for Heart Valve Disease Worldwide(TM)".

In 1997, we recalled our roots as a business as we celebrated another important milestone for our flagship mechanical valve product line--the 750,000th clinical implant. The FDA approved the innovative Toronto SPV(R) tissue valve. We expanded distribution of our SJM Biocor(TM) stented tissue product, and in Europe and Canada launched an important new technology to mitigate the risk of infection in a variety of implant applications. Our new mitral annuloplasty valve repair product was approved. With a partner, we launched a unique patient self-testing device for anticoagulation therapy management. And we continued to support surgeons and entrepreneurial companies pursuing minimally invasive approaches to cardiac surgery.

Our global leadership position results from the commitment and teamwork of our employees, the support of cardiovascular surgeons, corporate investments, and an absolute commitment to quality without compromise.

In October, at the University of Minnesota, our Minnesota employees gathered to commemorate the 20th anniversary of the first implant of the St. Jude Medical(R) mechanical heart valve--an important milestone for the University, Minnesota's "Medical Alley," and hundreds of thousands of people around the world whose lives have been saved or improved by the St. Jude Medical valve.

At this event, University of Minnesota officials joined us in retelling the circumstances that led to the design and first implant of the valve at the University 20 years ago. That procedure saved a life, validated our Company, and helped to found a Minnesota industry. At the event, we introduced the family of our first patient, Helen Heikkinen, and the 750,000th patient to receive the St. Jude Medical valve, Hallie Finucane, a Heart Valve Division employee.

More than 800 peer-reviewed articles confirm the clinical history and low complication rates of the St. Jude Medical(R) mechanical heart valve. Made to last a lifetime, St. Jude Medical(R) heart valves are designed for uncompromised durability and performance.

Mechanical heart valve products, while the foundation of our heart valve business, are now supplemented with a complete line of important products and services for the treatment of all aspects of heart valve disease. We are building on the unmatched clinical performance of the St. Jude Medical valve to create an expanding portfolio of clinical possibilities.

Beyond a significant anniversary of the first implant of our mechanical valve, 1997 marked a solid increase in production of heart valve components at our state-of-the-art Woodridge Carbon Technology Center. This level is sufficient to provide for all our manufacturing needs, representing the successful culmination of a self-sufficiency process that began more than a decade ago. Our Lillehei and Puerto Rico manufacturing facilities continued their excellent performance.

In September, we announced the first implants in Europe and receipt of the Conformite Europeene (CE) Mark for the St. Jude Medical(R) mechanical heart valve SJM(R) Master Series with Silzone(TM) coating, a proprietary, permanent impregnation of elemental silver into the yarns of the valve sewing cuff. Silzone is anticipated to reduce the risk of endocarditis, a serious infection that can occur following surgery. This unique silver coating process is available on our products via an exclusive arrangement with a strategic partner. To date, more than 1,500 St. Jude valves with Silzone(TM) coating have been implanted worldwide. Response from clinicians has been very positive. We anticipate FDA approval of this valve enhancement this year, and we expect to add Silzone(TM) coating to other products, as well.

We plan other advances in the St. Jude Medical(R) mechanical heart valve line in the months and years ahead to ensure that this product line retains its well-earned reputation as the "gold standard" of prosthetic heart valves.

The most important product milestone for our division in 1997 was FDA approval in November of the Toronto SPV(R) valve, the platform for St. Jude Medical to achieve market and technology leadership in bioprosthetic valves. This is St. Jude Medical's first tissue valve product for the U.S. market, which is estimated at more than $100 million. Our tissue valve manufacturing facility in St. Hyacinthe, Quebec, Canada, also was approved by the FDA.

The Toronto SPV(R) valve is a stentless porcine aortic valve designed to offer dramatically superior hemodynamic performance and the promise of increased durability over conventional stented bioprosthetic valves. The Toronto SPV(R) valve is the leading stentless porcine valve in Europe and Canada. We fully expect it to perform equally well in the U.S. market. By January, 400 surgeons had been trained to implant the valve at more than 300 U.S. centers. Clinical acceptance has been excellent and early implant statistics exceed our expectations. This product will be an important growth driver.

By the end of 1998, we expect to begin human implants of the next product in the Toronto SPV(R) product family, incorporating a unique anti-calcification technology and Silzone(TM) coating.

During the past year, the sales and support of our stented tissue products in Europe significantly expanded. These porcine and bovine tissue valve products were acquired in 1996, following 18 years of development and clinical experience as Biocor Industria, Ltd., of Belo Horizonte, Brazil. A new production facility opened in Brazil in 1997. We are extremely pleased with the quality and commercial success of the SJM Biocor(TM) products.

In 1998, we anticipate the first use of an enhanced stented tissue valve, including a unique anti-calcification technology and Silzone(TM) coating.

Another important 1997 milestone was FDA approval and receipt of the CE Mark for our new heart valve repair product, the SJM(R) Seguin mitral annuloplasty ring. An annuloplasty ring is a product that is used in patients whose heart valve disease can be managed through surgical repair procedures instead of the replacement of the heart valve. The SJM(R) Seguin ring can be used in conventional open-chest surgery and with minimally invasive surgical techniques. Reaction to the product has been very positive. Further additions to our valve repair product portfolio are planned for 1998.

As part of our commitment to provide clinicians and their patients the best solutions for the management of heart valve disease, we have developed an alliance with Boehringer Mannheim Corporation to support the CoaguChek(TM) system, which offers easy self-testing at home of blood coagulation levels. The FDA cleared the CoaguChek(TM) system in June, and it is now available to our customers.

Finally, as clinical interest in less invasive surgical techniques continues, St. Jude Medical supports surgeons and companies worldwide as they develop new approaches to improve the surgical management of valve disease.

As we enter the third decade of clinical use of the St. Jude Medical(R) mechanical heart valve and approach a new millennium, we are energized by the many exciting opportunities in heart valve disease management around the world. We believe the Heart Valve Division is exceptionally well positioned for continued leadership and is making significant contributions to advance the treatment of heart valve disease.

The "hearts behind the valves"--patients, health care professionals, employees--continue to sustain this wonderful success story.

Sincerely,

Terry L. Shepherd

President, Heart Valve Division

Captions
20th Anniversary advertisement.

St. Jude Medical(R) Mechanical Heart Valve-- "the gold standard."

St. Jude Medical employees celebrated the 20th Anniversary of the "gold standard" St. Jude Medical(R) mechanical heart valve at the University of Minnesota.

St. Jude Medical(R) Mechanical Heart Valve SJM(R) Master Series with Silzone(TM) coating, a proprietary impregnation of elemental silver into the sewing cuff, designed to reduce post-operative endocarditis.

Tirone E. David, M.D., is Professor and Chief of Surgery at the University of Toronto Hospital. Dr. David developed the Toronto SPV(R) at the University of Toronto and believes that a stentless bioprosthetic valve offers improved hemodynamics and durability.

Toronto SPV(R) stentless porcine aortic valve.

SJM Biocor(TM) porcine heart valve.

Hallie Finucane, Chief Intellectual Property Counsel--Heart Valve Division and recipient of the 750,000th mechanical heart valve, with Terry Shepherd.

CoaguChek(TM) self-testing system for measuring blood coagulation levels.


Cardiac Rhythm Management

Cardiac rhythm management is one of the largest and most promising worldwide markets for advanced medical technology. It represented more than $3 billion in 1997 and is forecast to double to more than $6 billion by 2002.

The opportunities for the St. Jude Medical Cardiac Rhythm Management Division
(CRMD) are substantial. Our Pacesetter bradycardia pacing systems, Ventritex implantable cardioverter defibrillators (ICDs), and Daig specialty catheters for electrophysiology are highly regarded by health care professionals. In addition, medical device approaches to two other cardiac conditions that could be alleviated through technology innovation--atrial fibrillation and congestive heart failure--represent major longer term growth prospects for St. Jude Medical.

With the acquisition of Pacesetter in 1994, the acquisitions of Daig and Telectronics in 1996, and the completion of the Ventritex merger in 1997, St. Jude Medical created a powerful force to advance the treatment of all types of cardiac arrhythmias and related disorders. St. Jude Medical has invested more than $1 billion to build CRMD, and we are convinced that this investment will result in substantial returns to our shareholders.

In 1958, a company that later became part of Pacesetter was responsible for the development of the first implantable pacemaker. We will appropriately commemorate that medical technology milestone this year, highlighting our 40-year history of unequaled innovation by the businesses that now constitute CRMD.

1998 represents our first full year of business operations for CRMD with ICD products. We have the heritage, talent and resources to deliver cost-effective and innovative products that produce better outcomes for clinicians and their patients. As a result, we expect to increase sales, market share and gross margins. Our management team is focused and committed to achieving those objectives.

We are implementing a disease management strategy similar to the one employed by our colleagues in the Heart Valve Division. The rich technology base of CRMD, our 22 product development and launch milestones in 1997, and the significant organizational progress made during the past year position CRMD for future growth.

For CRMD as a combined business, 1997 was clearly a year of transition. We opened state-of-the-art research and manufacturing facilities in Scottsdale, Arizona, and Veddesta, Sweden. We expanded ICD capacitor manufacturing in Pickens, South Carolina. As part of the integration of Telectronics manufacturing into CRMD, we closed facilities in Florida, Colorado and France. We are moving ICD production to our principal U.S. manufacturing facility, just north of Los Angeles.

We integrated the Pacesetter, Telectronics and Ventritex sales and field clinical engineering organizations. The majority is now certified to sell and support ICDs. The experience base of this network of field sales and clinical engineers, and their depth of account coverage, are important assets. In Europe, we strengthened our sales to take advantage of ICD sales opportunities where Ventritex did not previously have a sales presence.

In 1997, we also combined the extensive research and development resources and intellectual property portfolios of our CRMD businesses into a single U.S. bradycardia and tachycardia development organization. This team has available the wealth of technology resources of Pacesetter, Telectronics and Ventritex to develop our next-generation bradycardia and tachycardia products.

A number of bradycardia products were brought to market in 1997, and others have been approved and will be launched in 1998. No other manufacturer offers its customers more reliable and technically advanced pulse generator, lead and programmer products than CRMD does.

With the release of several additional models of the Pacesetter Trilogy(R) devices, clinicians have a complete family of highly advanced, highly automatic pacemakers to answer a wide range of therapeutic needs. Trilogy(R) pacemakers were the first in the industry to automatically and intelligently adapt their operation to meet the patient's changing cardiac requirements.

In January 1998, the Pacesetter Tempo(TM) family of pacemakers was launched, incorporating fifth-generation Minute Ventilation sensor technology. Tempo(TM) pacemakers provide the most natural therapy possible to a wide range of patients. While other suppliers are just coming to market with their first generation of such sensors, customers of CRMD benefit from ten years and five generations of Minute Ventilation experience.

As 1998 progresses, we plan to release a number of models of the Pacesetter Affinity(TM) next-generation single- and dual-chamber pacemakers. This product family features our unique AutoCapture(TM) pacing system, which is designed to offer consistent pacing support while maximizing safety and device longevity. This revolutionary technology will enable Affinity(TM) devices to monitor every paced beat for heart capture, deliver a back-up pulse in the event of noncapture, continuously measure threshold, and automatically make adjustments in energy output to match changing patient needs.

Our Affinity(TM) pacemakers will be smaller than our Tempo(TM) products, which include the smallest dual-chamber rate-responsive pacemaker in the world. Some Affinity(TM) models will contain both the Omnisense(TM) accelerometer-based sensor and a sixth-generation Minute Ventilation sensor, incorporating our extensive experience with the two sensor technologies. Certain models will automatically select the optimal sensor rate performance option based on unique patient requirements.

The Pacesetter Tendril(R) DX steroid-eluting active-fixation pacing lead was released in the U.S. market in June 1997. The letters "DX" indicate the use of a small amount of steroid compound in a controlled-release device housed in the tip of the lead, which helps to suppress the body's inflammatory response and contributes to lower capture thresholds.

Recently, the FDA approved the Pacesetter Passive Plus(R) DX passive-fixation pacing lead for market release. Physicians now have the option of choosing a reliable passive-fixation, silicone-insulated, steroid-eluting lead from the Passive Plus(R) DX family or an active-fixation lead from the Tendril(R) DX family. Clinician reaction to both of these lead products has been very positive.

The APS(TM) III, our universal programming platform, received the CE Mark in 1997 and was approved by the FDA in January 1998. The APS(TM) III represents a new era in rapid programming and diagnostic follow-up for physicians. This ergonomic desktop programmer significantly enhances the physician's ability to efficiently utilize the extensive diagnostic and therapeutic capabilities of our pacemaker systems to optimize patient care.

In addition, the Pacesetter APS(TM)u, a unique pocket-sized pacemaker programmer previously available in Europe, was released in the United States. Although it can easily fit inside a lab coat pocket, the battery-powered, highly portable APS(TM)u can perform many of the functions of its desktop counterpart.

In 1997 and early 1998, several Ventritex products to treat ventricular tachycardia/ventricular fibrillation (VT/VF) were launched or began clinical evaluation.

The next generation Ventritex defibrillator systems, the Angstrom(TM) II and Contour(R) II, are now in the process of worldwide market release. The Angstrom(TM) II and Contour(R) II devices are the world's thinnest ICDs and provide full functionality. The Angstrom(TM) II is also the smallest defibrillator on the market; the Contour(R) II delivers the highest energy defibrillation therapy. These devices are small and powerful because they incorporate Ventritex-proprietary Flatcap(TM) capacitors, for high energy storage. Flatcap(TM) technology is responsible for the thin profile and physiologic shape of Ventritex ICDs.

The Angstrom(TM) MD and Contour(R) MD ICDs are currently under clinical evaluation in the U.S. and recently became available in Europe. These full-featured, high-output devices are as thin and small as the Angstrom(TM) II and Contour(R) II ICDs. The MD devices contain a unique Morphology Discrimination algorithm for differentiating between life-threatening ventricular tachyarrhythmias and less serious atrial tachyarrhythmias. As cost-effective solutions for ICD patients who experience atrial tachyarrhythmias, these single-lead systems use "dynamic template matching" to distinguish between the two types of fast heart rates and thus provide greater protection against inappropriate shocking than previous devices. The Angstrom(TM) MD and Contour(R) MD ICDs are anticipated to provide the clinical benefits of dual-chamber discrimination without the cost or complexity of an additional atrial lead.

The ICD market is in the early stages of segmenting between single- and dual-chamber devices, the latter incorporating dual-chamber bradycardia sensing and pacing. Many clinicians believe single-chamber devices will continue to dominate the ICD market for the foreseeable future, given the size and price of current dual-chamber devices, the requirement for two leads and the impact on device longevity associated with dual-chamber pacing. CRMD is developing a competitively packaged, dual-chamber device that will incorporate a variety of integrated, advanced features.

The Ventritex dual-electrode SPL(R) transvenous lead was released in 1997. This new lead was designed specifically for physicians who prefer a lead with two shocking coils and offers the flexibility and maneuverability of a pacemaker lead.

For 1998, our objectives for CRMD include launching a number of important new products, completing the consolidation of ICD production at our Los Angeles facility, improving gross margins, building the identity of the combined organization, and commemorating the 40th anniversary of the implantable pacemaker.

The future for the St. Jude Medical Cardiac Rhythm Management Division is bright. We are well prepared to compete in this dynamic and growing global market. Our greatest resource is the people of CRMD. We thank them for their contributions during 1997 and look forward to working together during 1998 and in the years to come.

Sincerely,

Daniel J. Starks
Chief Executive Officer, Cardiac Rhythm Management Division

James W. Dennis
President, Cardiac Rhythm Management Division

Four Decades of Innovation...
1958
First implantable pacemaker
1962
First endocardial pacing lead
1971
First pacemaker to be hermetically sealed in a titanium case
1972
First non-invasive threshold measurement system
1973
First rechargeable long-life pacemaker
1978
First single-chip pacemaker
1979
First activated carbon tip lead
First bi-directional telemetry pacemaker
1981
First micro-processor-based pulse generator
1987
First pacemaker with Minute Ventilation sensor
First ICD with back-up bradycardia pacing
1988
First dual-chamber, rate-modulated pacemaker
1989
First ICD with stored e-grams and biphasic waveform therapy
First pacemaker with automatic mode switching
1992
First 3-D transseptal guiding introducer used in EP procedure
1994
First catheter ablation product in U.S. clinical trials to treat atrial fibrillation (AF)
First U.S. implants of pacemakers incorporating Automaticity(TM)
1995
First AutoCapture(TM) pacing system in Microny(TM), the
world's smallest pacemaker
1996
First guiding introducer system for atrial flutter ablation
First Flatcap(TM) (ICD capacitor) permitting thinner, more contoured devices
1997
First fifth-generation Minute Ventilation pacemaker

Captions
Arne Larsson, recipient of the world's first implantable pacemaker in 1958, playing croquet with his wife, Elsa Marie.

Hans Strandberg, engineer in Veddesta, Sweden, a winner of the William G. Hendrickson Technical Achievement Award for Combipolar(TM) sensing.

(top) Ventritex Angstrom(TM) MD*, world's smallest and thinnest defibrillator; (lower left) Pacesetter Microny(TM)*, world's smallest pacemaker; (lower right) Pacesetter Tempo(TM), world's smallest dual-chamber, rate-responsive pacemaker. *In clinical evaluation

(top) Benjamin D. Pless, Executive Vice President, Product Development, and Stephen T. Archer, Director, Electrical Development, working with a defibrillator development board.

Steven J. Bailin, M.D., at the Iowa Heart Center in Des Moines, Iowa, is doing a routine check on Linda Klein, 53, who had a Ventritex Angstrom(TM) MD defibrillator* implanted in October 1997.

Pacesetter Trilogy(R) pacemaker--highly automatic, individualized therapy.

Pacesetter Tempo(TM) pacemaker with fifth-generation Minute Ventilation sensor technology.

(left to right) Eric S. Fain, M.D., Vice President, Tachycardia Product Planning and Research; Holger Friedrich, M.D., Managing Director, Ventritex Germany; and Michael B. Sweeney, Executive Vice President, Clinical Engineering and Regulatory Affairs, at the European Congress of Cardiology in Sweden.

Pacesetter APS(TM) III patient management system.

Ventritex Angstrom(TM) II, the smallest, thinnest defibrillator on the market.

Pacesetter AB employees at the Veddesta facility assembling Microny(TM) and Regency(TM) pacemakers.

(left to right) Patrick P. Fourteau, President, St. Jude Medical International; Goran Persson, Prime Minister of Sweden; Fred A. Colen, Executive Vice President, CRMD, at the ribbon-cutting ceremony for the new CRMD manufacturing facility in Veddesta, Sweden.

Hartmut Jechewsky, working with a Pacesetter laser welder.

Ventritex SPL(R) dual-electrode transvenous defibrillation lead.

Daniel J. Starks (left) and James W. Dennis.


Specialty Catheters

Daig, our specialty catheter business, had a very exciting and successful 1997 as sales increased 17%. Several important new products were introduced, pioneering work in atrial fibrillation (AF) continued and our expertise in catheter technology continued to leverage product development throughout St. Jude Medical.

Daig provides a broad range of specialty catheter products to cardiologists and electrophysiologists. In the treatment of cardiac rhythm disorders, Daig products are used in both diagnostic and therapeutic electrophysiology (EP) procedures that often lead to a subsequent pacemaker or ICD implant.

Daig continues to develop a proprietary ablation system to provide a cure for AF. Current treatment modalities do not provide a cure and can lead to serious and costly complications. During 1998, major research and development efforts will continue on this promising and potentially life-saving new technology.

In 1997, Daig continued its impressive record of launching several new EP products, including the Swartz(TM) Reduced Radius and SEPT(TM) guiding introducers and the Livewire(TM) Duo-Decapolar catheter. Our new product additions have expanded the world's largest product line of standard and specialty EP catheters.

Several of Daig's cardiology products are market leaders. In 1997, we utilized our strategy of continuous improvement in manufacturing technology to develop and launch the Maximum(TM) hemostasis introducer. This product strengthens Daig's leading market position by expanding the choice of introducer technology for our customers. We also expanded our cardiology market opportunity with the launch of the Spyglass(TM) line of angiography catheters, entering a $160 million market segment. Several new cardiology product launches are planned for 1998.

We are committed in 1998 to continued contributions to the success of St. Jude Medical, given our extensive catheter design and manufacturing resources for both electrophysiology and interventional cardiology.

Sincerely,

Michael J. Coyle
President, Daig

Captions
Dr. Stuart Adler uses a Daig SEPT(TM) introducer to help Harvey Schaefer understand his upcoming electrophysiology study.

Michael J. Coyle (left), with Mark Krueger and Alicia Heck, Hendrickson Award winners from Daig.


Global Business

St. Jude Medical made considerable progress in expanding its global operations in 1997. Sales increased in all regions. International opportunities for medical technology are substantial. We sell and support St. Jude products and services in more than 100 countries. The Company also develops and manufactures medical devices in Brazil, Canada and Sweden.

Reflecting the importance of international markets to the future growth of St. Jude Medical, in 1997, we established a combined international operations structure incorporating all geographies outside of the United States.

In Western Europe, we integrated the Ventritex and Telectronics teams into our regional organization, strengthened sales and support resources to pursue the specialty catheter business, and increased tissue valve sales 30% with SJM Biocor(TM) products. In Eastern Europe, the Middle East and Africa, where sales increased by over 40%, we established direct sales organizations in several countries and strengthened our distributor network. In Canada, our organization continued to make excellent progress.

In Latin America, heart valve unit sales have increased five-fold and pacemaker implants have tripled since 1994. St. Jude Medical has one of the largest medical device distribution systems in Latin America. We are a market leader in Brazil, the largest regional market. We entered into an agreement with Avecor Cardiovascular Inc. to distribute its blood pump and oxygenator products.

In Japan, our distribution partners, Getz Brothers and Fukuda, made progress in a challenging economic environment in the second largest medical device market, where we are a market leader in heart valves and pacemakers. In Asia-Pacific, sales increased 50%. We opened offices in New Delhi and Mumbai, India, and in Sydney, Australia. We expanded our team in China and support resources in Hong Kong. Despite current economic pressures, this region represents a major long-term growth opportunity for St. Jude Medical.

As we begin 1998, all of our geographic areas are well positioned for continued growth and success.

Sincerely,

Patrick P. Fourteau
President, St. Jude Medical International

Captions
George Fazio, General Manager, St. Jude Medical Canada, and Claudia Achermann, Tissue Valve Engineering, evaluating the newly FDA-approved Toronto SPV(R).

Ruud Helwig, Vice President, BENSAS, Middle East and Africa, and Angelo Rivetti, Managing Director, Italy, at an international fair.

Patrick P. Fourteau.

Management's Discussion and Analysis of Results of Operations and Financial Condition (Dollars in thousands, except per share amounts)


Results of Operations

Introduction: The Company designs, manufactures and markets medical devices and provides services primarily for the cardiovascular segment of the medical device market. Principal products include mechanical heart valves, tissue heart valves, bradycardia pacemakers, pacemaker leads, implantable cardioverter defibrillators
(ICDs) and specialty catheters.

A principal objective for management is to increase shareholder value. This is accomplished by maximizing and expanding the core competencies and technology platforms associated with its heart valve disease management and cardiac rhythm management businesses.

Effective May 15, 1997, the Company acquired Ventritex, Inc. ("Ventritex"), a manufacturer of implantable cardioverter defibrillators and related products. Each share of Ventritex common stock was converted into .5 shares of Company common stock. The Company issued 10,437,800 shares to Ventritex shareholders. The transaction qualified as a tax-free reorganization and was accounted for as a pooling of interests. The accompanying financial statements, for all periods presented, have been restated to include the results of Ventritex.

Effective November 29, 1996, St. Jude Medical acquired substantially all of the assets of Telectronics Pacing Systems, Inc. ("Telectronics"), a pacemaker manufacturer, and Medtel, a distribution company in the Asia-Pacific region, both of which were wholly owned subsidiaries of Pacific Dunlop, Ltd. The acquisition, which was accounted for as a purchase, included cash payments totalling approximately $139,000 and an earnout provision tied to future pacing sales which could result in additional payments of up to $40,000 over six years if certain revenue milestones are achieved. The Company's reported results for 1996 include Telectronics and Medtel subsequent to November 29, 1996. On August 29, 1997, the Company sold Medtel. The gain on the sale of this business was recorded as an adjustment of previously recorded goodwill.

Effective September 23, 1996, the Company acquired Biocor Industria E Pesquisas Ltd. ("BIP"), a Brazilian manufacturer of tissue heart valves, for $4,000 in cash and an earn-out which could result in additional cash payments of up to $4,000 over three years.

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

Effective January 19, 1996, the Company sold its cardiac assist operations to C.R. Bard for approximately $24,000. Cardiac assist net sales were approximately $12,000 in 1995. Also in 1996, the Company acquired the remaining 50% of The Heart Valve Company it did not previously own for $1,000 in cash and 149,153 shares of its common stock.

The commentary that follows should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest December 31. Fiscal years 1996 and 1995 consisted of 52 weeks and fiscal year 1997 consisted of 53 weeks.

Shown in the following table for the periods indicated are the relative percentages of net sales by technology platform and the percentage relationships of certain items in the consolidated statements of income to consolidated net sales and the percentage change of the dollar amounts of such items as compared with the prior period. Due to the impact of the Telectronics, Medtel and BIP acquisitions, and the cardiac assist business divestiture, amounts are not directly comparable between years.

                                    Year-to-Year
                                    Percent of Net Sales                  Change
                                                                      1997      1996
Year Ended December 31                                              Compared  Compared
                                          1997     1996     1995     to 1996   to 1995
                                         ------   ------   ------  ---------  --------
Net sales
     Heart valve ...................      28.0%    30.7%    30.3%      3%        5%
     Cardiac rhythm
         management ................      72.0%    69.3%    69.7%     18%        3%
Net sales ..........................     100.0%   100.0%   100.0%     13%        3%
Cost of sales ......................      36.8%    33.6%    34.5%     24%        1%
Gross profit .......................      63.2%    66.4%    65.5%      8%        5%
Selling, general and
     administrative ................      38.1%    35.5%    33.6%     22%        9%
Research and
     development ...................      10.5%    12.3%    12.0%     (3%)       6%
Purchased research
     and development ...............        --      4.6%      --      --         --
Special charges ....................       5.9%     6.0%      --      11%        --
Operating profit ...................       8.7%     8.0%    19.9%     25%      (59%)
Other income
     (expense), net ................        .2%     2.3%     (.2%)   (93%)      NM
Income before tax ..................       8.9%    10.3%    19.7%     (3%)     (46%)
Income tax provision ...............       3.4%     3.4%     5.9%     12%      (40%)
Net income before the
     cumulative effect of an
     accounting change .............       5.5%     6.9%    13.8%    (10%)     (48%)
Cumulative effect of an
     accounting change .............        .2%      --       --      --         --

Net income .........................       5.3%     6.9%    13.8%  (12%)       (48%)

Net Sales: Net sales totalled $994,396 in 1997, a $117,649 or 13%, increase over 1996 net sales of $876,747.

Sales outside the U.S. in 1997 remained consistent with 1996 at 41% of net sales. This reflects increasing unit sales in higher growth, developing foreign markets which were partially offset by lower average selling prices, and the foreign currency effect of the stronger U.S. dollar. Unfavorable foreign currency effects due to the stronger U.S. dollar reduced 1997 net sales compared to 1996 by approximately $26,200. This negative impact on sales was partially offset by a favorable foreign currency impact on operating expenses and gains relating to the Company's hedging activities, which were recorded in other income.

Heart valve net sales of approximately $278,000 increased 3% in 1997 despite worldwide health care reform and increased competition which continued to put pressure on the number of procedures performed as well as pricing flexibility. Domestic mechanical heart valve net sales increased in 1997 due to market growth and general price increases. International mechanical heart valve net sales in 1997 were slightly higher than 1996. This resulted mainly from increased unit sales in the developing markets of Latin America, Eastern Europe, Africa and Asia-Pacific regions that were partially offset by the foreign currency impact of the stronger U.S. dollar. Tissue heart valve net sales in 1997 increased significantly from 1996 levels due to the continuing physician acceptance of the Toronto SPV(R) valve and the full year effect of the SJM Biocor(TM) tissue heart valve.

Cardiac rhythm management net sales increased 18% from 1996 levels. The increase over 1996 was attributable to higher ICD sales due to the domestic commercial release of the Contour(R) ICD and the Ventritex SPL(R) transvenous lead. In addition, bradycardia sales increased over 1996 due to reporting a full year of Telectronics net sales and higher unit sales in all major geographical markets, particularly the emerging markets of Latin America, Asia Pacific and Eastern Europe. These increases were partially offset by the impact of the stronger U.S. dollar.

Net sales in 1996 of $876,747 were $28,669 or 3% higher than 1995 net sales of $848,078. The increase resulted from higher mechanical heart valve sales in emerging international markets and increased Daig sales due to new product introductions and expanded marketing programs. Domestic mechanical heart valve sales increased due to the full year availability of the St. Jude Medical(R) mechanical heart valve SJM(R) Masters Series and general price increases that were partially offset by a reduction in unit sales due to a reduction in procedures and hospital inventory management. In addition, bradycardia net sales increased due to higher sales in lower margin emerging international markets that were partially offset by lower selling prices in mature markets associated with competitive pricing pressures.

Sales in 1996 of implantable cardioverter defibrillators decreased more than 20% compared to 1995 due to the introduction by competitors of pectorally implanted products. Telectronics sales totalled almost $8,000 in December 1996. Daig's sales of electrophysiology catheters and related products increased by over 50% in 1996 compared with 1995.

Cost of Sales: As a percentage of net sales, cost of sales in 1997 increased to 36.8% from 33.6% in 1996 primarily as a result of higher manufacturing costs associated with the Telectronics facilities and the impact of the stronger U.S. dollar that were partially offset by an increase in the percentage of internally produced mechanical heart valve components.

In 1996, cost of sales as a percentage of sales decreased to 33.6% from 34.5% in 1995 primarily as a result of manufacturing efficiencies, an increase in the percentage of internally produced mechanical heart valve components, and the elimination of a 2% mechanical heart valve royalty payment during the first quarter 1995.

Selling, General and Administrative: Selling, general and administrative (SG&A) expense increased in 1997 to $378,500 from $311,470 in 1996. As a percentage of net sales, SG&A increased to 38.1% in 1997 from 35.5% in 1996. The higher dollar amount and percentage of net sales increases were mainly due to the continued shift to direct sales particularly in Canada, Latin America and the Asia-Pacific region, as well as increased expenditures for European and information systems infrastructure. SG&A in 1997 also included a full year of Telectronics-related expenses.

During 1996, selling, general and administrative expense increased $26,530 over 1995 levels. SG&A expenses increased principally due to additional marketing costs attributable to expanded sales coverage in the Pacific Rim and Latin American markets and increased information systems infrastructure costs.

Research and Development: Research and development (R&D) expense in 1997 decreased to $104,693 from $107,644 recorded in 1996, and as a percentage of net sales decreased to 10.5% from 12.3%. The decrease was attributable primarily to the conclusion of several Telectronics projects subsequent to the technology transfer to Pacesetter and the conclusion of other Pacesetter projects. Ventritex, however, increased R&D spending associated with ongoing ICD programs. R&D spending for the heart valve business increased due to tissue valve research and Daig increased R&D spending associated with its catheter programs.

In 1996, research and development expense increased to $107,644 from $101,264 recorded in 1995. The increase mainly resulted from Pacesetter's bradycardia and programmer projects and Ventritex's ICD development programs. Heart valve related R&D increased slightly in 1996 due mainly to tissue valve projects. Daig R&D expense decreased slightly in 1996.

Purchased Research and Development: In 1996, the Company incurred $40,350 of non-cash purchased research and development charges, representing the appraised value of in-process R&D which must be expensed under generally accepted accounting principles for purchase accounting. The purchased R&D related to the acquisitions of The Heart Valve Company ($5,000), Telectronics ($32,200) and BIP ($3,150).

Special Charges: In 1997, the Company recorded $58,669 of special charges which consisted of $8,227 in Ventritex transaction costs, $18,139 and $19,378 associated with repositioning Pacesetter and Ventritex manufacturing operations, respectively, and $12,925 related to distributor termination charges. In 1996, the Company recorded $52,926 of special charges which consisted of a $25,000 payment to Intermedics, Inc. to resolve various patent and legal disputes, Daig transaction charges of $5,118, repositioning charges of $11,100 related to the Company's tissue heart valve business, distributor termination charges of $7,700, integration charges of $2,200 incurred by Pacesetter as a result of the Telectronics acquisition, and non-recurring special charges of $1,808.

Other Income (Expense): Other income in 1997 totalled $1,419 compared to $21,140 in 1996. Interest expense during 1997 increased to $14,374 from $4,725 in 1996 due to the full year effect of the debt associated with the Telectronics acquisition. Also, Ventritex issued convertible subordinated notes in the third quarter of 1996. In addition, several non-recurring 1996 transactions increased other income over 1997, including a gain on sale of the Company's cardiac assist business and the successful completion of litigation related to the terminated Electromedics' acquisition.

Other income totalled $21,140 in 1996 compared to other expense of $1,992 in 1995. Interest expense during 1996 decreased to $4,725 from $12,967 in 1995 due to the retirement of Pacesetter acquisition debt which was repaid by the end of the third quarter 1996. This was partially offset by interest expense in the fourth quarter 1996 for borrowings in support of the Telectronics and Medtel acquisitions. In addition, several non-recurring 1996 transactions increased other income over 1995.

Income Tax Provision: The Company's 1997 effective income tax rate was 38.0% compared to 33.1% in 1996. The increase was primarily attributable to non-deductible expenses associated with the Ventritex acquisition and to separate, previously legislated changes relating to taxation of Puerto Rican operations. The Treasury regulation changes, discussed below, have significantly reduced tax benefits derived from the Company's Puerto Rican operations.

The Company's 1996 effective income tax rate increased to 33.1% from 29.9% in 1995. The increase was primarily attributable to changes to Treasury regulations pertaining to taxation of Puerto Rican operations, which were finalized in the second quarter 1996 retroactive to the beginning of 1996, as well as to non-deductible expenses associated with the Daig acquisition and to separate previously legislated changes relating to taxation of Puerto Rican operations. The Omnibus Budget Reconciliation Act of 1993 significantly reduced the tax benefits which were previously available from income generated by the Company's Puerto Rican operations under Internal Revenue Code (IRC) Section 936. As a result of this legislation, Puerto Rican tax benefits were reduced by 55% in 1997, 50% in 1996 and 45% in 1995 compared to the 1993 benefit levels.

Net Income: Reported net income for 1997, including the effect of pre-tax special charges of $58,669 and the after-tax cumulative effect of an accounting change of $1,566, was $53,140, or $.58 per diluted share. Reported net income for 1996, including the effect of pre-tax special charges and purchased research and development charges of $52,926 and $40,350, respectively, was $60,637, or $.66 per diluted share.

Outlook: The Company expects that market demands, government regulation and societal pressures will continue to change the health care industry worldwide resulting in further business consolidations and alliances. To meet customer needs, the Company intends to continue to pursue diversification opportunities in the form of joint ventures, partnerships and strategic business alliances. In addition, the Company will participate with industry groups to promote the introduction and use of advanced medical device technology within a cost conscious environment. Finally, customer service in the form of cost-effective clinical outcomes will continue to be a primary focus for the Company.

In 1997, competition continued to increase in the Company's heart valve business; however, the Company estimates it held its share of the worldwide heart valve market. During 1997, increased domestic competition resulted in only a slight increase in domestic unit demand for the Company's products. International unit sales growth exceeded 20% reflecting continued penetration of emerging markets. Competition is anticipated to place pressure on pricing and terms and health care reform is expected to result in further hospital consolidations over time.

The Company's cardiac rhythm management business is also in a highly competitive market. During 1997, the Company introduced to the market new pulse generators, pacemaker and ICD lead products and programmers. Rapid technological change is expected to continue, requiring the Company to invest in R&D and to effectively market its products.

The medical device market is highly competitive. Competitors have in the past and may in the future employ litigation to gain a competitive advantage. In addition, the Company's products must continually improve technologically due to the competitive nature of the industry.

As provided for in the Private Securities Litigation Reform Act of 1995, the Company cautions investors that a number of factors could cause actual future results of operations to vary from those anticipated in previously made forward-looking statements and any other forward-looking statements made in this document and elsewhere by or on behalf of the Company. Net sales could be materially affected by legislative or administrative reforms to the U.S. Medicare and Medicaid systems or other non-U.S. reimbursement systems in a manner that would significantly reduce reimbursement for procedures using the Company's medical devices, the acquisition of key patents by competitors that would have the effect of excluding the Company from new market segments, health care industry consolidation resulting in customer demands for price concessions or customer preferences to deal with a limited number of suppliers, products introduced by competitors with advanced technology and better features and benefits or lower prices, fewer procedures performed in a cost-conscious environment, and the lengthy approval time by the FDA or other government authorities to clear implantable medical devices for commercial release. Cost of sales could be materially affected by unfavorable developments in the area of products liability and price increases from the Company's suppliers of critical components, a number of which are sole sourced. Operations could be affected by the Company's ability to execute its diversification strategy or to integrate acquired companies, the failure to efficiently transfer ICD manufacturing from Sunnyvale to Sylmar, California, the loss of key R&D or sales personnel, an adverse decision in the Company's lawsuit with the IRS over the Puerto Rican tax benefit, a serious earthquake affecting the Company's facilities in California, adverse developments in the litigation arising from the acquisitions of Telectronics and Ventritex, unanticipated product failures, and attempts by competitors to gain market share through aggressive marketing programs.

The Company anticipates that its 1998 effective income tax rate may decrease due to elimination of non-deductible Ventritex-related transaction costs that will be partially offset by lower Puerto Rican tax benefits as IRC Section 936 tax benefits are reduced by an additional 5% per year through 1998. Legislation was also passed in 1996 to phase out the Section 936 tax benefit over a ten year period which will further negatively impact the Company's effective tax rate. In addition, the IRS has proposed adjustments of approximately $58,200 in additional taxes relating primarily to the Company's Puerto Rican operations in 1990 through 1994 (See Note 4). It is likely that a similar adjustment will be proposed for 1995. The Company is vigorously contesting the proposed adjustments.

Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company completed an assessment of its software needs in 1996. By the end of 1998, most of the Company's manufacturing resources planning, distribution and financial reporting software systems are expected to be year 2000 compliant. The Company is currently completing its assessment of its year 2000 exposure with respect to the remaining systems, which are expected to be converted by mid-1999.

The Company believes that with modifications to existing software and conversions to new software, the year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed in a timely fashion, the year 2000 issue could have a material impact on the operations of the Company.

The Company cannot predict the consequences of failure of its customers or government health payers and providers, such as the Health Care Financing Administration, to adopt year 2000 compliant software in a timely manner.

Market Risk Sensitive Instruments and Positions: The analysis below presents the sensitivity of the fair value of the Company's financial instruments and positions to selected changes in market rates and prices. The range of changes selected reflects the Company's estimate of changes that are reasonably possible over a one-year period. The equity investments, debt instruments and foreign exchange contracts were not entered into for trading purposes.

Equity securities at December 31, 1997, which are recorded at a fair market value of approximately $49,600 and include net unrealized gains of $18,714, have exposure to price changes. This risk is estimated as the potential loss in fair market value resulting from a hypothetical 10% decline in prices quoted by stock exchanges and amounts to $4,960.

At December 31, 1997, the estimated fair value of the Company's fixed rate long-term debt was $59,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical decrease in interest rates. A decrease of one-half percentage point to interest rates results in an immaterial change to the fair value of this debt.

In order to reduce the risk of foreign currency exchange rate fluctuations, the Company follows a policy of hedging a substantial portion of its expected foreign currency denominated cash flow from operations. The instruments used for hedging are readily marketable traded range forward options with banks. The changes in fair value of such contracts have a high correlation to the price changes in the related hedged cash flow. The risk of transaction gains and losses from changes in the fair value of the Company's foreign exchange position is not material because most transactions occur in either the functional currency or in a currency that has a high correlation to the functional currency. At December 31, 1997, the fair value of the foreign currency denominated net asset position translated into dollars was approximately $150,000. A 10% adverse change, assuming all currencies move in the same direction, to the foreign exchange rates amounts to a potential fair value loss of $15,000. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

The Company will adopt Statement of Financial Accounting Standards (FAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information" in 1998. Under the new standard the operating segments that the Company currently expects to report on are heart valve disease management and cardiac rhythm management.

The Company will adopt Statement of Financial Accounting Standards (FAS) No. 130, "Reporting Comprehensive Income" in 1998. FAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, adoption in 1998 will have no impact on the Company's net income or shareholders' equity. Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, which currently are reported in shareholders' equity, to be included in other comprehensive income and the disclosure of total comprehensive income.


Financial Condition

Summary: The financial condition of the Company remained strong during 1997. Long-term debt decreased to $220,000 at the end of 1997 from $229,500 at the end of 1996. Cash and marketable securities decreased to $184,536 at December 31, 1997, from $235,395 at December 31, 1996. Working capital, the difference between current assets and current liabilities, was $491,688 at December 31, 1997, a $64,737 increase from the prior year end level.

Liquidity: Cash used by operations in 1997 was $21,856 compared to cash provided by operations of $89,785 in 1996. During 1997, the Company reduced accrued expenses associated with the Telectronics acquisition. This resulted in cash used by operations rather than the historical cash provided by operations. The current ratio was 3.0 to 1 at December 31, 1997.

The Company has a $130,000 long-term revolving line of credit through July 2001 with a seven member banking syndicate comprised of banks in the United States and other countries where it conducts its business. At December 31, 1997, the Company had $14,000 available under the line. The Company also maintains other non-committed credit facilities which it utilizes to supplement the revolving line of credit.

Accounts receivable increased approximately $26,500 in 1997 principally due to increased sales and a shift in sales to emerging markets with longer payment cycles. Inventories increased approximately $23,400 primarily as a result of expanded product offerings in both the heart valve and cardiac rhythm management businesses. Net property, plant and equipment increased almost $18,400 due to the construction of two new Pacesetter facilities in Arizona and Sweden, pacemaker and ICD programmer investments, and system infrastructure costs.

Cash flow from operations and access to additional capital will enable the Company to pursue further joint venture and strategic alliances and to fund expected capital expenditures. In addition, the Company will continue to invest in its information systems and telecommunications infrastructure.

Capital: The Company's capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total capital was approximately 18% at December 31, 1997, a decrease from 20% at December 31, 1996.

The Company does not pay cash dividends.

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

On February 12, 1998, the Company offered to repurchase up to 8,000,000 shares of its common stock at a price not to exceed $39 and not less than $32 per share. If the Company repurchased 8,000,000 shares at a price of $39 per share, its bank debt would increase by $312,000. Had this recapitalization of the Company occurred at December 31, 1997, the interest-bearing debt as a percent of total capital would have been 44%. The Company established a $500,000 revolving line of credit due in 2003 with a six member banking syndicate to support this transaction and to replace its existing revolving lines of credit.


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

In the opinion of management, the Company's accounting systems and procedures, and related internal controls, provide reasonable assurance that transactions are executed in accordance with management's intention and authorization, that financial statements are prepared in accordance with generally accepted accounting principles, and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom. Management reviews and modifies the system of internal controls to improve its effectiveness. The effectiveness of the controls system is supported by the selection, retention and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility, and a strong budgeting system of control.

St. Jude Medical, Inc. also recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and business conduct. This responsibility is reflected in the Company's business ethics policy.

The adequacy of the Company's internal accounting controls, the accounting principles employed in its financial reporting, and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of outside directors. The independent auditors and internal auditor meet with, and have con?dential access to, the Audit Committee to discuss the results of their audit work.

Ronald A. Matricaria
Chairman and Chief Executive Officer

Robert E. Munzenrider
Vice President, Finance and Chief Financial Officer


Report of Independent Auditors

Board of Directors
St. Jude Medical, Inc.
St. Paul, Minnesota

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Minneapolis, Minnesota
February 12, 1998


Consolidated Statements of Income
(Dollars in thousands, except per share amounts)

Year Ended December 31                    1997         1996         1995
------------------------                ----------  ---------   ---------
Net sales                               $ 994,396   $ 876,747   $ 848,078
Cost of sales                             365,717     294,888     292,788
Gross profit                              628,679     581,859     555,290

Selling, general and
  administrative expense                  378,500     311,470     284,940
Research and development expense          104,693     107,644     101,264
Purchased research and
     development charges                     --        40,350        --
Special charges                            58,669      52,926        --
Operating profit                           86,817      69,469     169,086

Other income (expense), net                 1,419      21,140      (1,992)
Income before taxes                        88,236      90,609     167,094

Income tax provision                       33,530      29,972      49,978
Net income before the cumulative
  effect of an accounting change
  for business process reengineering       54,706      60,637     117,116

Cumulative effect of an accounting
     change, net of taxes                   1,566          --          --

Net income                              $  53,140   $  60,637   $ 117,116

Basic earnings per common share:
  Income before accounting change       $    0.60   $    0.67   $    1.30
  Cumulative effect of
  accounting change                         (0.02)         --          --
  Net income per common share           $    0.58   $    0.67   $    1.30

Diluted earnings per common share:
  Income before accounting change       $    0.59   $    0.66   $    1.28
  Cumulative effect of
  accounting change                         (0.01)         --          --
  Net income per common share           $    0.58   $    0.66   $    1.28

Average shares outstanding:
  Basic                                91,426,000  90,989,000  90,118,000
  Diluted                              92,052,000  92,372,000  91,335,000

See notes to consolidated financial statements


Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

December 31                                  1997              1996
                                          ------------    -------------
Assets
Current Assets
Cash and cash equivalents                  $   28,530       $   49,388
Marketable securities                         156,006          186,007
Accounts receivable, less allowance
     (1997--$12,712, 1996--$8,160)            243,311          216,813
Inventories:
     Finished goods                           137,651          119,736
     Work in process                           39,079           30,227
     Raw materials                             64,309           67,698
Total inventories                             241,039          217,661
Prepaid income taxes                           36,279           44,234
Other current assets                           38,117           33,781
Total current assets                          743,282          747,884
Property, Plant and Equipment
Land                                           17,040           14,232
Buildings and improvements                     74,392           64,717
Machinery and equipment                       261,428          249,550
Construction in progress                      103,828           69,175
Gross property, plant and equipment           456,688          397,674
     Less accumulated depreciation           (149,043)        (108,400)
Net property, plant and equipment             307,645          289,274
Other Assets                                  407,689          435,336
Total Assets                               $1,458,616       $1,472,494
Liabilities and Shareholders' Equity
Current Liabilities

Accounts payable                           $  163,394       $  201,107
Accrued income taxes                           19,182           24,267
Accrued employee compensation
     and related taxes                         50,711           47,645
Other accrued expenses                         18,307           47,914
Total current liabilities                     251,594          320,933
Long-Term Liabilities
Long-term debt                                220,000          229,500
Contingencies
Shareholders' Equity
Preferred stock, par value
  $1.00 per share--
  25,000,000 shares authorized;
  no shares issued
Common stock, par value $.10 per share--
     250,000,000 shares authorized;
     issued and outstanding
     1997--91,911,496;
     1996--91,446,656 shares                    9,191            9,145
Additional paid-in capital                    244,347          228,106
Retained earnings                             746,032          692,892
Cumulative translation adjustment             (24,150)             386
Unrealized gain (loss) on
     available-for-sale securities             11,602           (8,028)
Receivable for stock issued                        --             (440)
Total shareholders' equity                    987,022          922,061
Total Liabilities and
  Shareholders' Equity                     $1,458,616       $1,472,494


See notes to consolidated financial statements.


Consolidated Statements of Shareholders' Equity
(Dollars in thousands, except per share amounts)

                                                                                                  Unrealized     Total
                           Common Stock              Additional                  Cumulative          Gain      Receivable   Share-
                            Number of                  Paid-In     Retained      Translation      (Loss) on    for Stock    holders'
                             Shares       Amount      Capital      Earnings      Adjustment       Investments    Issued      Equity
                          -------------  ----------  -----------   ----------    -----------    -------------- -----------  --------

Balance December 31, 1994  89,769,560     $ 8,977    $ 191,149    $ 515,139     $   (2,484)     $      686        $  --    $713,467
Net income
                                                                    117,116                                                 117,116
Issuance of common stock
  upon exercise of stock
  options, net of taxes
  withheld                    511,752          51        6,581                                                                6,632
Tax benefit realized
  upon exercise of stock
  options                                                2,805                                                                2,805
Translation adjustment
                                                                                     6,803                                    6,803
Unrealized gain on
  investments, net of taxes
                                                                                                     9,005                    9,005
Receivable for stock issued                                                                                        (440)       (440)

Balance December 31, 1995
                           90,281,312       9,028      200,535      632,255          4,319           9,691         (440)    855,388


Net income                                                           60,637                                                  60,637
Issuance of common stock
  upon exercise of stock
  options, net of taxes
  withheld
                            1,161,191         116       20,701                                                               20,817
Tax benefit realized
  upon exercise of stock
  options
                                                         7,597                                                                7,597
Purchase and retirement
  of common shares           (145,000)        (14)      (6,712)                                                              (6,726)

Issuance of common stock
  for business acquired       149,153          15        5,985                                                                6,000
Translation adjustment                                                             (3,933)                                   (3,933)

Unrealized gain (loss) on
  investments, net of
  taxes                                                                                            (17,719)                 (17,719)

Balance December 31, 1996  91,446,656       9,145      228,106      692,892            386          (8,028)        (440)    922,061

Net income                                                           53,140                                                  53,140
Issuance of common stock
  upon exercise of stock
  options, net of taxes
  withheld
                              400,651          40       12,112                                                               12,152
Tax benefit realized upon
  exercise of stock options
                                                         2,006                                                                2,006
Issuance of common stock
  for distributor settlements
                               64,189           6        2,123                                                                2,129
Translation adjustment                                                             (24,536)                                 (24,536)

Unrealized gain (loss)
  on investments, net of taxes                                                                      19,630                   19,630
Receivable for stock issued                                                                                         440         440
Balance December 31, 1997  91,911,496      $9,191     $244,347     $746,032       $(24,150)        $11,602        $  --    $987,022


See notes to consolidated financial statements.


Consolidated Statements of Cash Flows
(Dollars in thousands)
Year Ended December 31                          1997         1996        1995
----------------------                       ---------    ----------  ----------
Operating Activities
Net income                                  $  53,140      $ 60,637   $ 117,116
Adjustments to reconcile net income
to net cash provided by operating
activities:
  Depreciation                                 45,277        38,533      30,667
  Amortization                                 20,784        19,649      20,102
  Purchased research and
  development charges                              --        40,350          --
  Special charges                              44,687        20,586          --
  Gain on sale of business                         --       (10,486)         --
  Changes in operating assets and
  liabilities net of acquisitions:
    Increase in accounts receivable           (41,731)      (27,267)     (3,997)
    Increase in inventories                   (36,929)       (9,331)    (11,492)
    Decrease (increase) in
    other current assets                       (1,892)      (14,411)      1,354
    Increase (decrease) in accounts payable
    and accrued expenses                     (107,757)       16,113      41,527
    Increase (decrease) in accrued
    income taxes                               (3,079)      (11,733)     15,101
    Decrease (increase) in prepaid and
    deferred income taxes                       5,644       (32,855)    (20,565)

Net cash provided by (used in)
operating activities                          (21,856)       89,785     189,813

Investing Activities
Purchase of property, plant
and equipment                                 (93,962)     (103,001)    (57,203)
Proceeds from the sale of property,
plant and equipment                             6,324            --          --
Purchase of marketable securities              (7,000)      (90,018)    (85,097)
Proceeds from sale or maturity of
marketable securities                          73,595        65,869      68,323
Investments in companies, joint
ventures and partnerships                        (260)         (155)     (3,701)
Acquisitions, net of cash acquired                 --      (117,800)     13,000
Proceeds from sale of businesses               24,626        24,204          --
Other investing activities                     (3,607)       (5,393)      2,394
Net cash used in investing activities            (284)     (226,294)    (62,284)

Financing Activities
Proceeds from exercise of stock
options and stock issued                       12,592        20,818       6,187
Common stock repurchased                           --        (6,727)         --
Net borrowings (payments) under
lines of credit                                (9,500)       52,000    (135,029)
Proceeds from issuance of
convertible subordinated notes                     --        57,500          --
Net cash provided by (used in)
financing activities                            3,092       123,591    (128,842)
Effect of currency exchange
rate changes on cash                           (1,810)         (332)        647
Decrease in cash and
cash equivalents                              (20,858)      (13,250)       (666)
Cash and cash equivalents at
beginning of year                              49,388        62,638      63,304
Cash and cash equivalents at
end of year                                $   28,530    $   49,388  $   62,638

See notes to consolidated financial statements.


Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 1  Significant Accounting Policies
Nature of Operations: St. Jude Medical, Inc. develops, manufactures and distributes medical devices with an emphasis on cardiac care products and services. The Company's products are sold in more than 100 countries. Principal products include prosthetic heart valves, pacemakers, implantable cardioverter defibrillators (ICDs) and electrophysiology and interventional cardiology catheters. The main markets for these products are the United States, Western Europe and Japan. In the United States, the Company uses a direct employee-based sales organization for its heart valve and catheter products and a combination of independent contractors and an employee-based sales organization for its pacemaker and ICD products. In Western Europe, the Company has a direct sales presence in 14 countries. Throughout the rest of the world, the Company principally uses distributor-based sales organizations.

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

Accounting Period: The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest December 31. Fiscal years 1996 and 1995 consisted of 52 weeks and fiscal year 1997 consisted of 53 weeks.

Translation of Foreign Currencies: Assets and liabilities of the Company's foreign subsidiaries are translated at exchange rates in effect on reporting dates and differences due to changing exchange rates are recorded as a "cumulative translation adjustment" in shareholders' equity. Income and expenses are translated at average monthly rates of exchange. Gains and losses from foreign currency transactions are included in other income (expense), net.

Cash Equivalents: Cash equivalents, consisting of liquid investments with a maturity of three months or less when purchased, are stated at cost which approximates market.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined under the first-in, first-out method. Allowances are made for slow-moving, obsolete, unsalable or unusable inventories.

Stock-Based Compensation: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based compensation plans at fair value. The Company elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. See Note 5.

Property, Plant and Equipment and Depreciation: Property, plant and equipment are stated at cost and are depreciated using the straight line method based on useful lives of 31.5 to 39 years for buildings and improvements and three to seven years for machinery and equipment. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease. Accelerated depreciation is used by the Company for tax accounting purposes only.

Goodwill: The excess of the purchase price over the value of the net assets acquired is included in other assets and is amortized generally on a straight line basis over 20 years. The Company periodically reviews its goodwill for indicators of impairment.

Long-Lived Assets: Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. There has been no financial impact to the Company since adopting FAS No. 121 in 1996.

Revenue Recognition: The Company's general practice is to recognize revenues from product sales as shipped and for services as performed. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the Company is notified that the inventory has been used by the customer.

Research and Development: Research and development expense includes all expenditures for general research into scientific phenomena, development of useful ideas into merchantable products, and continuing support and upgrading of various products. All such expense is charged to operations as incurred.

Earnings Per Share: The Company adopted Statement of Financial Accounting Standards (FAS) No. 128, "Earnings Per Share," in 1997. FAS 128 requires the disclosure of basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income available to common shareholders by the common shares outstanding during the period adjusted by the number of additional shares that would have been outstanding had the dilutive potential common shares been issued.

The table below sets forth the computation of basic and diluted earnings per common share before the cumulative effect of an accounting change. There were no adjustments to the numerator.
                                    1997         1996         1995
                               ------------ ------------ ------------
Numerator:
Net income before
     accounting change         $    54,706  $    60,637  $   117,116
Denominator:
Basic-weighted average
     shares outstanding         91,426,000   90,989,000   90,118,000
Effect of dilutive securities:
     Employee stock options        574,000    1,316,000    1,197,000
     Restricted shares              52,000       67,000       20,000
Diluted-weighted shares
     outstanding                92,052,000   92,372,000   91,335,000
Basic earnings per share       $       .60  $       .67  $      1.30
Diluted earnings per share     $       .59  $       .66  $      1.28

Net income and shares outstanding have not been adjusted for the Company's convertible debentures for diluted earnings per share purposes because the result would have been antidilutive.

Note 2  Acquisitions
On May 15, 1997, the Company acquired Ventritex, Inc. ("Ventritex"), a manufacturer of implantable cardioverter defibrillators and related products. Each share of Ventritex common stock was converted into .5 shares of Company common stock. The Company issued 10,437,800 shares to Ventritex shareholders. The transaction qualified as a tax-free reorganization and was accounted for as a pooling of interests. The accompanying financial statements, for all periods presented, have been restated to include the results of Ventritex. Net sales, net income and other changes in shareholder equity for the separate companies preceding the acquisition were as follows:

                                    1997*        1996         1995
                                  ---------    ---------    ---------
Net Sales
St. Jude Medical                  $229,678     $808,780     $761,835
Ventritex                           20,712       67,967       86,243
Combined                          $250,390     $876,747     $848,078
Net Income
St. Jude Medical                  $ 27,791     $ 92,181     $138,848
Ventritex                           (7,977)     (51,208)     (34,535)
Adjustments**                        3,063       19,664       12,803
Combined                          $ 22,877     $ 60,637     $117,116
Other Changes in
     Shareholders' Equity
St. Jude Medical                  $(14,550)    $  7,471     $ 21,676
Ventritex                              997       (3,331)       1,673
Adjustments**                           --        1,896        1,456
Combined                          $(13,553)    $  6,036     $ 24,805
*  As of March 31, 1997
** To reflect the combined tax position as if the acquisition had occurred at the beginning of 1995.

On November 29, 1996, the Company acquired substantially all of the worldwide cardiac rhythm management assets of Telectronics Pacing Systems, Inc. ("Telectronics") and Medtel, an Asia-Pacific distribution company for approximately $139,000 and an earnout provision tied to future pacing sales which could result in additional payments of up to $40,000 over six years if certain revenue milestones are achieved. The acquisition was accounted for under the purchase accounting method. The results of Telectronics operations have been included in the consolidated results of operations from the date of acquisition. In conjunction with the Telectronics acquisition, the Company in 1996 recorded a pre-tax charge of $32,200 relating to that portion of the purchase price attributable to purchased research and development. In August 1997, the Company sold Medtel. The gain on the sale was recorded as an adjustment to previously recorded goodwill.

The following unaudited pro forma information has been prepared assuming that the acquisition of Telectronics had occurred at the beginning of 1995 and including the results of Ventritex on the above restated basis. Pro forma adjustments include amortization of goodwill, increased interest expense, decreased interest income and the related income tax effects. Pro forma results are not necessarily indicative of the results that would have occurred had the acquisitions actually taken place at the beginning of the specified periods, or the expected results of future operations.

                                    1996         1995
Net sales                      $   973,262     $1,008,163
Net income                     $    (8,400)    $   71,630

Diluted earnings per share     $     (0.09)    $     0.78

On September 23, 1996, the Company acquired Biocor Industria E Pesquisas Ltd. ("BIP"), a Brazilian tissue heart valve manufacturer, for $4,000 in cash and an earn-out which could result in additional cash payments of up to $4,000 over the next three years. On January 5, 1996, the Company acquired the remaining shares of The Heart Valve Company it did not previously own for $1,000 in cash and 149,153 shares of its common stock. In connection with the acquisitions of BIP, and The Heart Valve Company, the Company recorded pre-tax charges of $3,150 and $5,000, respectively, relating to purchased research and development. The results of BIP and The Heart Valve Company have been included in the Company's results of operations since the dates of acquisition and were not material to 1996 and 1995 results of operations.

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

Note 3  Special Charges
Results of operations for 1997 include pre-tax charges of $58,669 recorded in the second and fourth quarters of $30,645 and $28,024, respectively. These special charges related to Ventritex merger transaction charges ($8,227), the termination of various distributor agreements ($12,925), repositioning of Pacesetter manufacturing operations in connection with the Ventritex integration ($18,139), and repositioning of Ventritex operations ($19,378). The 1997 special charge accruals decreased in 1997 by $19,306 as a result of cash payments.

Results of operations for 1996 include pre-tax charges of $52,926 for costs relating to patent and litigation settlements, Daig transaction costs and repositioning several of the Company's operations. Patent and other legal disputes between Pacesetter and a third party were settled for $25,000. Daig transaction costs totalled $5,118. The repositioning charges of $22,808 related to the planned consolidation of tissue heart valve manufacturing operations ($11,100), the termination of various distributor agreements in conjunction with the conversion to direct sales ($7,700), the realignment of Pacesetter manufacturing operations in connection with the Telectronics integration ($2,200), and other non-recurring expenses ($1,808). The 1996 special charge accrual decreased by $44,121 as a result of cash payments.

Note 4  Income Taxes
The components of income before taxes were as follows:

                        1997     1996    1995
                      -------  -------  --------
Domestic              $81,311  $89,305  $149,526
Foreign                 6,925    1,304    17,568
Income before taxes   $88,236  $90,609  $167,094

The components of the income tax provision were as follows:

                             1997      1996      1995
                           -------  --------  --------
Current:
     Federal               $20,957  $ 52,129  $ 52,799
     State and Puerto Rico   3,754     9,676    11,518
     Foreign                 2,195     1,022     6,226
Total current               26,906    62,827    70,543
Deferred:
     Federal                 6,624   (32,855)  (20,565)
Total deferred               6,624   (32,855)  (20,565)
Income tax provision       $33,530  $ 29,972  $ 49,978

Deferred income tax assets (liabilities) were comprised of the following at December 31:

                                                     1997         1996
                                                  ----------  ----------
Deferred income tax assets:
  Net operating loss carryforwards                $  45,236   $  41,978
  Tax credit carryforwards                            3,837       3,837
  Inventory (intercompany profit in inventory
      and excess of tax over book valuation)         19,377      21,598
  Intangibles                                         9,976      33,190
  Accruals not currently deductible                  29,453      11,676
  Unrealized loss on investments                         --       5,029
Deferred income tax assets                          107,879     117,308
Deferred income tax liabilities:
  Unrealized gain on investments                     (7,112)         --
  Accumulated depreciation                           (9,000)     (7,757)
Deferred income tax liabilities                     (16,112)     (7,757)
Net deferred income tax assets                    $  91,767    $109,551

The reconciliation of the Company's effective income tax rate to the statutory U.S. federal income tax rate of 35% is as follows:

                                            1997     1996    1995
                                          -------- -------- --------
Income tax provision at
     U.S. statutory rate                  $30,883  $31,713  $58,483
Increase (decrease) in taxes
     resulting from:
     State income taxes,
         net of federal tax benefit         2,613    4,309    4,434
     Tax benefits from foreign
         sales corporation                 (4,600)  (3,878)  (1,886)
     Tax benefits from
         Puerto Rican operations           (1,152)  (3,128)  (8,442)
     Non-deductible acquisition costs       6,280    1,960       --
     Foreign taxes at higher
         (lower) rates                      1,023    1,849   (1,640)

     Other                                 (1,517)  (2,853)    (971)
Income tax provision                      $33,530  $29,972  $49,978
Effective income tax rate                    38.0%    33.1%    29.9%

At December 31, 1997, the Company has net operating loss and research and development tax credit carryforwards for federal tax purposes of approximately $139,862 and $3,682, respectively, that will expire from 2002 through 2011 if not utilized, and are subject to annual limitations.

The Internal Revenue Service ("IRS") completed an audit examination of the Company's 1990-1991 corporate income tax returns and issued deficiency notices in early 1997 for taxes of $16,400. In addition, the IRS completed an audit examination of the Company's 1992-1994 income tax returns in early 1998 and has proposed an adjustment of $41,800 in taxes. Both adjustments relate primarily to the Company's Puerto Rican operations. The deficiency amounts do not include interest, state taxes, or offsetting Puerto Rico tax refunds, the net effect of which is not material. It is likely that a similar additional adjustment will be proposed for 1995. The Company is vigorously contesting this adjustment. The Company is refuting the IRS deficiency for 1990-1991 and asserting the Company is in fact owed a refund in a petition filed in Tax Court on June 24, 1997. The Company expects that the ultimate resolution will not have material adverse effect on its financial position or liquidity, but could potentially be material to the net income of a particular future period if resolved unfavorably.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries ($8,804 at December 31, 1997) because such earnings are intended to be indefinitely reinvested and any distribution of these earnings generally would not require additional taxes due to available foreign tax credits.

The Company made income tax payments of $33,755, $68,525 and $53,313 in 1997, 1996 and 1995, respectively.

Note 5  Stock Purchase and Option Plans
Stock Purchase: The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, shares of common stock at 85% of the fair market value at specified dates. Under the terms of the plan, 750,000 shares of common stock have been reserved for purchase by plan participants. Employees purchased 112,469, 108,795 and 97,525 shares in 1997, 1996 and 1995, respectively. At December 31, 1997, 381,973 shares were available for purchase under the plan.

The Ventritex 1991 Employee Stock Purchase Plan that had 162,500 shares of common stock reserved for purchase by plan participants was dissolved at the time Ventritex was merged into Pacesetter. Eligible Ventritex employees were allowed to invest up to 10% of compensation through payroll deductions to purchase shares of Ventritex stock at 85% of the fair market value at specified dates. Ventritex issued 40,404 and 31,897 shares under this plan during its 1996 and 1995 fiscal years, respectively.

Stock Based-Compensation: Under the terms of the Company's various stock plans, 13,712,639 shares of common stock have been reserved for issuance to directors, officers and employees upon the grant of restricted stock or the exercise of stock options. Stock options are exercisable over periods up to 10 years from date of grant and may be "incentive stock options" or "non-qualified stock options" and may have stock appreciation rights attached. At December 31, 1997, there were a maximum of 4,155,781 shares available for grant and 9,556,858 options outstanding. In conjunction with the merger of Ventritex into the Company, Ventritex outstanding options were converted to St. Jude Medical, Inc. options. Each option to purchase one share of Ventritex common stock was converted to the right to purchase .5 St. Jude Medical shares at twice the Ventritex strike price. At December 31, 1997, 1996 and 1995, there were options exercisable of 3,362,361, 2,578,387 and 3,029,516, respectively.
Stock option and long-term performance award transactions were:

                         Options/     Weighted         Range of
                         Awards       Average Price     Option
                         Outstanding  Per Share      Exercise Prices
Balance at
     December 31, 1994   3,982,094     $24.33        $  3.06-87.74
     Granted               967,477      28.62          21.10-57.50
     Cancelled            (220,872)     28.23          17.83-57.50
     Exercised            (378,692)     32.87           3.56-32.25
Balance at
     December 31, 1995   4,350,007      26.27           3.06-87.74
     Granted             2,288,998      36.36          25.00-46.76
     Cancelled            (302,785)     39.78          18.58-57.50
     Exercised            (917,204)     20.84           3.06-43.00
Balance at
     December 31, 1996   5,419,016      31.27           3.56-87.74
     Granted             5,049,875      34.03          29.75-42.19
     Cancelled            (615,140)     38.39          18.58-87.74
     Exercised            (296,893)     23.56           3.56-43.00
Balance at
     December 31, 1997   9,556,858      32.60           5.44-87.74

The weighted-average fair value of options granted during 1997 was $13.22 per share. The following table summarizes the information about fixed-price options outstanding at December 31, 1997.

Options Outstanding                                 Options Exercisable
                               Weighted-
                               Average
                               Remaining    Weighted-                 Weighted-
                               Years        Average                   Average
Range of                       Contractual  Exercise                  Exercise
Exercise Prices  Outstanding   Life         Price       Exercisable   Price
---------------  -----------   -----------  ----------  ------------  ---------
$0.00- $17.55      163,678      1.4         $10.53         162,178     $10.47
17.55-  26.32    1,545,066      5.7          21.80       1,370,385      21.48

26.32-  35.10    4,210,071      8.5          30.77     1,310,450        29.78
35.10-  43.87    3,245,804      9.3          38.72       174,636        40.74
43.87-  52.64      301,506      5.8          49.49       254,886        49.31
52.64-  87.74       90,733      5.2          66.77        89,826        66.86
                 9,556,858      8.1          32.60     3,362,361        28.50

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

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock option awards. Had compensation expense for the Company's stock option awards been determined based upon their grant date fair value consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced by $12,911, or $.14 per share, $4,985, or $.05 per share and $3,115, or $.03 per share for 1997, 1996, and 1995, respectively. These amounts are not necessarily indicative of the amounts that will be reported in the future. The fair value of the options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions:

                        1997     1996    1995
Expected life (years)     6        6       6
Interest rate           6.0%     6.3%    7.2%
Volatility             34.2%    40.5%   31.1%
Dividend yield            0%       0%      0%

Under the terms of the Company's shareholder rights agreement, upon the occurrence of certain events which result in a change in control as defined by the agreement, registered holders of common shares are entitled to purchase one-tenth of a share of Series B Junior Preferred Stock at a stated price, or to purchase either the Company's shares or shares of the acquiring entity at half their market value.

Note 6  Financial Instruments and Off-Balance Sheet Risk
Foreign Currency Instruments and Hedging Activities: The Company enters into foreign exchange contracts to reduce its exposure to fluctuations in foreign currency exchange rates. The instruments used for hedging are readily marketable range forward options and forward contracts with banks. The changes in market value of such contracts have a high correlation to price changes in the currency of the hedged activity. Maturities of these instruments are typically one year or less from the transaction date.

The Company had foreign currency contracts totaling $85,213 and $25,217 at December 31, 1997 and December 31, 1996, respectively. These contracts are related to the exchange of French Francs, German Marks, Italian Lira, Spanish Pesetas, British Pounds, Swedish Kroner and U.S. Dollars. These instruments were recorded at their fair market value at each balance sheet date and any resulting gains or losses are included in other income (expense).

Long-Term Debt: The Company has an unsecured $130,000 committed revolving line of credit with a group of seven banks that terminates in July 2001. The Company also maintains $150,000 of non-committed lines of credit with three banks to supplement the revolving line of credit that also expires in July 2001. The rate of interest payable under these borrowing facilities is a floating rate and is a function of the London Interbank Offered Rate. The weighted average interest rates at December 31, 1997, 1996 and 1995 were 6.0%, 5.6% and 6.1%, respectively. A facility fee of .08% of the revolving line commitment is paid quarterly. At December 31, 1997, the Company had borrowings under the committed line of $116,000 and $46,500 under the non-committed lines.

The credit agreement contains various covenants that require the Company to maintain a specified financial ratio, limits liens, regulates asset disposition and subsidiary indebtedness and limits certain acquisitions and investments. At December 31, 1997, the Company was in compliance with these covenants.

In August 1996, the Company issued $57,500 aggregate principal amount of 5.75% convertible subordinated debentures due August 15, 2001. At the option of the holder, the notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of common stock at a conversion rate of 29.0909 shares per thousand dollars principal amount of notes (equivalent to a conversion price of $34.375 per share). Subsequent to August 15, 1999, the Company may notify holders of the debentures that they must either convert to common stock or redeem the debentures for cash. The fair value of the debentures at December 31, 1997, was estimated to be approximately $59,000.

Other Financial Instruments: Marketable securities consist of equity instruments, bank certificates of deposit, U.S. government obligations, commercial paper, and Puerto Rico industrial development bonds. Under Statement of Financial Accounting Standards (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt securities that the Company does not have the positive intent to hold to maturity and all marketable equity securities are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of shareholders' equity. A net realized gain of $6,768 and $1,195 was recorded in other income on sales of available-for-sale securities in 1997 and 1996, respectively. No net realized gains or losses were recorded in 1995. The net unrealized holding gain on available-for-sale securities included as a separate component of shareholders' equity was $11,602 (net of $7,112 of current deferred income taxes) at December 31, 1997.

                                   1997                     1996
                                        Estimated              Estimated
                                          Fair                   Fair
                             Cost        Value        Cost      Value
                           ---------   -----------  ---------  ----------
Assets:
  Cash and Cash
      Equivalents          $ 28,530    $  28,530    $ 49,388    $ 49,388
  Marketable
      Securities           $137,292     $156,006    $199,064    $186,007

The Company also guarantees certain obligations of its subsidiaries. As of December 31, 1997 and 1996, the maximum amount of such guarantees was $7,500.

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

Marketable securities are placed with high credit qualified financial institutions and Company policy limits the credit exposure to any one financial institution. Counterparties to foreign exchange contracts are major financial institutions; therefore, credit loss from counterparty non-performance is unlikely.

Note 7  Retirement Plans
Defined Contribution Plan: The Company has a defined contribution profit sharing plan, including features under section 401(k) of the Internal Revenue Code, which provides retirement benefits to substantially all full-time U.S. employees. Under the 401(k) portion of the plan, eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching certain eligible contributions. The Company's level of contribution to the profit sharing portion of the plan is subject to Board of Directors approval and is based on Company performance. In addition, the Company has defined contribution programs for employees outside the United States. The benefits under these plans are based primarily on compensation levels. Total retirement plan expense was $8,859, $5,783 and $6,977 in 1997, 1996 and 1995, respectively.

Defined Benefit Plans: In certain countries outside the United States, the Company maintains defined benefit plans. An accrual of $5,556 was recorded as of December 31, 1997, which is approximately equal to the actuarially calculated unfunded liability.

Note 8  Geographic Area
The Company operates in the medical products industry and is segmented into three geographic areas -- the United States (including export sales to unaffiliated customers), Europe and other international.

Sales between geographic areas are made at transfer prices which approximate prices to unaffiliated third parties. Export sales to unaffiliated customers included in United States sales were $83,987, $67,639 and $62,419 for 1997, 1996 and 1995, respectively.

Net sales by geographic area were as follows:
                                           Other
                  United                   Inter-         Elimina-
                  States        Europe     national        tions       Total
1997
Customer
     sales        $666,201     $297,450     $30,745     $      --     $994,396
Inter-
     company
     sales         166,247           --       8,764      (175,011)          --
                  $832,448     $297,450     $39,509     $(175,011)    $994,396
1996
Customer
     sales        $586,879     $274,368    $ 15,500     $      --     $876,747
Inter-
     company
     sales         105,822           --       8,198      (114,020)          --
                  $692,701     $274,368    $ 23,698     $(114,020)    $876,747
1995
Customer
     sales        $595,056     $249,052    $  3,970     $      --     $848,078
Inter-
     company
     sales          91,523           --       8,869      (100,392)          --
                  $686,579     $249,052     $12,839     $(100,392)    $848,078

Operating profit (loss) by geographic area was as follows:
                                            Other
                  United                    Inter-
                  States        Europe      national     Corporate      Total
1997              $ 67,446     $ 48,567     $    41     $ (29,237)    $ 86,817
1996              $ 57,847     $ 59,264     $(2,582)    $ (45,060)    $ 69,469
1995              $131,955     $ 50,924     $   (90)    $ (13,703)    $169,086

Identifiable assets by geographic area were as follows:

                                             Other
                   United                    Inter-
                   States       Europe      national    Corporate     Total
1997              $793,968     $296,915     $44,493      $323,240   $1,458,616
1996              $811,588     $ 282,610    $52,209      $326,087   $1,472,494
1995              $691,603     $ 204,054    $ 9,772      $286,806   $1,192,235

Operating profit in 1997 reflects special charges of $58,669 and 1996 operating profit reflects purchased research and development charges of $40,350 and special charges of $52,926. Corporate expenses consist principally of non-allocable general and administrative expenses.

Corporate identifiable assets consist principally of cash and cash equivalents, marketable securities and property and equipment.

Note 9 Other Income (Expense), Net Other income (expense), net consisted of the following:
                                        1997         1996         1995
Interest income                     $   6,365     $  9,463     $ 11,926
Interest expense                      (14,374)      (4,725)     (12,967)
Foreign exchange gains                  2,078        2,165          474
Gain on the sale of a business             --       10,486           --
Other                                   7,350        3,751       (1,425)
Other income (expense), net         $   1,419     $ 21,140     $ (1,992)

In 1996, the Company sold its cardiac assist operations for approximately
$24,000.

Note 10  Other Assets
Other assets as of December 31, 1997 and 1996, net of accumulated amortization of $65,009 and $42,792, respectively, consisted of the following:

                                              1997         1996
Investments in companies,
     joint ventures and partnerships       $  4,717      $  7,984
Intangibles and other                       345,303       359,152
Deferred tax assets                          55,488        65,317
Other assets                                  2,181         2,883
                                           $407,689      $435,336

Investments in companies, joint ventures, and partnerships are stated at cost which approximates market. Intangibles and other assets consist principally of the excess of cost over net assets of certain acquired businesses and technology. Intangibles and other assets are being amortized over periods ranging from 10 to 20 years.

Note 11  Lease Commitments
The Company leases various facilities under noncancelable operating lease arrangements. The major facility leases are for terms of 3 to 10 years and generally provide renewal options. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Rent expense under all operating leases was approximately $7,081, $6,596 and $5,671 in 1997, 1996 and 1995, respectively.

Future minimum lease payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1997, are as follows:

Year ending December 31
     1998                                $ 6,343
     1999                                  5,225
     2000                                  4,528
     2001                                  2,726
     2002                                  2,525
     After 2002                            4,616
     Total minimum lease payments        $25,237

Note 12  Business Process Reengineering
Pursuant to Emerging Issues Task Force (EITF) No. 97-13, the Company changed its accounting policy in the fourth quarter of 1997, regarding a project it began in 1995, to install a new software system and to reengineer certain related processes. Previously, substantially all the system costs relating to the project were capitalized, including the portion related to business process reengineering. Under the EITF consensus, all future costs for business process reengineering must be expensed as incurred and the unamortized balance of these costs as of September 30, 1997, of $1,566 (net of income taxes of $980) must be written off as a cumulative catch-up adjustment in the fourth quarter of 1997.

Note 13  Contingencies
The Company is involved in various products liability lawsuits, claims and proceedings of a nature considered normal to its business with the exception noted below. Subject to self-insured retentions, the Company has products liability insurance sufficient to cover such claims and suits. In connection with two pacemaker lead models, the Company may be subject to future uninsured claims. The Company's products liability insurance carrier has denied coverage for these models and has filed suit against the Company seeking rescission of the policy covering Pacesetter business retroactive to the date the Company acquired Pacesetter in 1994. The Company is defending this suit and has brought a claim against its insurance broker with respect to this matter. The Company was a codefendant in a 1995 class action suit with respect to these leads. This case was settled in November 1995. The Company's share of the settlement was approximately $6,800. Additional claims could be filed by patients with these leads who were not class members. Further, claims may be filed in the future relative to events currently unknown to management. Management believes losses that might be sustained from such actions would not have a material adverse effect on the Company's liquidity or financial condition, but could potentially be material to the net income of a particular future period if resolved unfavorably.

Note 14  Subsequent Event
On February 12, 1998, the Company offered to repurchase up to 8,000,000 shares of its common stock at a price not to exceed $39 and not less than $32 per share. If the Company repurchased 8,000,000 shares at a price of $39 per share, its bank debt would increase by $312,000. Had this recapitalization of the Company occurred at December 31, 1997, the interest-bearing debt as a percent of total capital would have been 44%. The Company established a $500,000 revolving credit line due in 2003 with a six member banking syndicate to support this transaction and to replace its existing revolving lines of credit.

Note 15 Quarterly Financial Data (Unaudited)
Quarterly data for 1997 and 1996 was as follows:

                           Quarter
                           First       Second        Third        Fourth
Year Ended
December 31, 1997:
  Net sales               $ 250,390   $ 261,456    $ 233,189    $ 249,361
  Gross profit              158,674     169,824      144,423      155,758
  Net income                 22,877       8,765*      18,552        2,946*
  Diluted earnings
  per share                     .25         .09          .20          .03

Year Ended
 December 31, 1996:
   Net sales              $ 211,829   $ 220,498    $ 212,456    $ 231,964
   Gross profit             141,290     147,438      142,992      150,139
   Net income (loss)         30,058      29,920       30,179      (29,520)**
   Diluted earnings
   (loss) per share             .33         .32          .33         (.32)


The full year 1997 diluted earnings per share were $.01 higher than the sum of the quarters due to rounding.

* Includes the effect of pre-tax special charges associated with the Ventritex merger and the consolidation of cardiac rhythm management operations of $30,645 and $28,024 in the second and fourth quarter, respectively.

**Includes the effect of pre-tax charges of $35,350 for purchased research and development associated with the Telectronics and BIP acquisitions and special charges of $47,808 for patent and litigation settlements and repositioning of several of the Company's operations.


Five-Year Summary of Selected Financial Data
(Dollars in thousands, except per share amounts)

                                      1997*        1996**            1995          1994***        1993
Summary of Operations
for the Year Ended:
Net sales                         $   994,396    $   876,747    $   848,078    $   517,433    $   339,942
Gross profit                      $   628,679    $   581,859    $   555,290    $   353,623    $   236,375
  Percent of sales                       63.2%          66.4%          65.5%          68.3%          69.5%
Operating profit                  $    86,817    $    69,469    $   169,086    $   123,516    $   110,099
  Percent of sales                        8.7%           8.0%          19.9%          23.9%          32.4%
Net income                        $    53,140    $    60,637    $   117,116    $    95,749    $    94,544
  Percent of sales                        5.3%           6.9%          13.8%          18.5%          28.7%
Diluted earnings
  per share                       $      0.58    $      0.66    $      1.28    $      1.06    $      1.04

Financial Position at Year End:
Cash and marketable
  securities                      $   184,536    $   235,395    $   239,621    $   209,099    $   427,721
Working capital                   $   491,688    $   426,951    $   405,060    $   426,297    $   498,758
Total assets                      $ 1,458,616    $ 1,472,494    $ 1,192,235    $ 1,101,283    $   684,015
Long-term debt                    $   220,000    $   229,500    $   120,000    $   255,000    $        36
Total shareholders'
  equity                          $   987,022    $   922,061    $   855,388    $   772,629    $   625,938

Other Data:
Dividend declared
  per share                       $        --    $        --    $        --    $      0.20    $      0.27
Diluted weighted average
  shares outstanding               92,052,000     92,372,000     91,335,000     90,558,000     90,852,000
Total employees                         3,772          4,168          3,090          2,980          1,272


Note: The Five-Year Summary of Selected Financial Data includes the results of Ventritex, Inc. and Daig Corporation on a pooling of interests basis for all periods presented.

*    Results for 1997 include $58,669 pre-tax charge for special charges.
** Results for 1996 include $88,158 pre-tax charge for purchased research and development and special charges.
*** Results for 1994 include $40,800 pre-tax charge for purchased research and development.

                              INVESTOR INFORMATION
--------------------------------------------------------------------------------
TRANSFER AGENT
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
718.921.8293
800.937.5449

Correspondence regarding stock holdings and changes of address should be directed to the transfer agent.

When share owned by one shareholder are held in different forms of the same name (e.g., John Doe, J. Doe) or when new accounts are established for shares purchased at different times, duplicate mailings of shareholder information results. The Company, by law, is required to mail each name on the shareholder list unless the shareholder requests that duplicate mailings be eliminated or consolidates all accounts. Such requests should be directed, in writing, to American Stock Transfer, 6201 15th Avenue, Brooklyn, NY 11219.

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders will be held at 9:30 a.m. on Thursday, May 14, 1998, at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, MN.

INVESTOR INFORMATION
A copy of the Company's annual report of Form 10-K or other financial reports will be provided free of charge to any shareholder upon written request to Investor Relations, St. Jude Medical, Inc., One Lillehei Plaza, St. Paul, MN 55117-9983.

St. Jude Medical, Inc., does not issue quarterly shareholder reports. Shareholders and security analysts can obtain the latest Company news releases, including quarterly results, and other information by calling Investor Relations at a toll-free number (800.552.7664). Company news releases are also available through "Company News On-Call" by fax (800.758.5804, ext. 816662) or at http://www.prnewswire.com on the Internet.

CASH DIVIDENDS
St. Jude Medical, Inc., discontinued its cash dividend upon completion of the acquisition of Pacesetter, which was finalized September 30, 1994. The Company did not pay any cash dividends in 1995, 1996 or 1997.

RESEARCH COVERAGE
The following firms currently provide research coverage of St. Jude Medical,
Inc.:

A.G. Edwards & Sons, Incorporated
Bear, Stearns & Company
BT Alex. Brown & Sons, Incorporated
Cowen & Company
Credit Suisse First Boston Corporation
Dain Rauscher Incorporated
Deutsche Morgan Grenfell
Donaldson, Lufkin, Jenrette Securities
Edward Jones
Fahnestock & Company
Goldman Sachs & Company
Jeffries & Company, Incorporated
John G. Kinnard & Company
J.P. Morgan Securities, Incorporated
Lehman Brothers, Incorporated
Merrill Lynch & Company
Montgomery Securities
Morgan Keegan & Company, Incorporated
Morgan Stanley/Dean Witter
Paine Webber Incorporated
Piper Jaffray Incorporated
Raymond James & Associates, Incorporated
Robert W. Baird & Company, Incorporated
Sanford C. Bernstein & Company, Incorporated
SBC Warburg Dillon Read, Incorporated
Salomon/Smith Barney
UBC Securities
Vector Securities International, Incorporated
Wasserstein Parella Securities, Incorporated
Wessels, Arnold & Henderson

SUPPLEMENTAL MARKET PRICE DATA

On December 2, 1996, the common stock of St. Jude Medical, Inc., began trading on the New York Stock Exchange under the symbol STJ. The range of high and low prices per share for the Company's common stock for fiscal years 1997 and 1996 are set forth below. As of February 11, 1998, the Company had 4,606 shareholders of record.

                                           Year Ended December 31
                                   1997                          1996
                          ---------------------------------------------------
Quarter                    High            Low           High            Low
-----------------------------------------------------------------------------
First                     $42.38         $33.25         $46.00         $36.38
Second                    $39.75         $29.13         $39.50         $33.25
Third                     $42.88         $33.50         $41.50         $29.63
Fourth                    $35.06         $27.06         $43.25         $35.00

Listed options are traded on the Chicago Board Options Exchange (CB) under the symbol STJ.

TRADEMARKS

Affinity(TM); Angstrom(TM); APS(TM); AutoCapture(TM); Automaticity(TM); Cellular Tested(TM); CoaguChek(TM); Combipolar(TM); Contour(R); Flatcap(TM); Livewire(TM); Locator(TM); Maximum(TM); Meta(TM); Microny(TM); Omniscience(TM); Passive Plus(R); Regency(TM); SEPT(TM); Silzone(TM); SJM(R); SJM Biocor(TM); SPL(TM); Spyglass(TM); St. Jude Medical(R); Swartz(TM); Tempo(TM); Tendril(R); Toronto SPV(R); Trilogy(R)

Leadership
St. Jude Medical, Inc.
St. Paul, Minnesota
Ronald A. Matricaria
Chairman and Chief Executive Officer
Fred B. Parks, Ph.D.
President and Chief Operating Officer
John P. Berdusco
Vice President, Administration
David W. Elliot, Jr.
Director, Corporate Business Development
Peter L. Gove
Vice President, Corporate Relations
Robert E. Munzenrider
Vice President, Finance and Chief Financial Officer
Kevin T. O'Malley, Esq.
Vice President and General Counsel
Harold A. Bencic
Chief Information Officer
EDS
Heart Valve Division
St. Paul, Minnesota
Terry L. Shepherd
President
Darrin J. Bergman
Director, Mechanical Valve Development
Robert S. Elgin
Vice President, Operations
Alan R. Flory, DVM
Director, Clinical and
Regulatory Affairs
Donald S. Guzik
Director, Quality Systems
Steven J. Healy
Vice President,
Marketing and Sales
C. Walton Lillehei, Ph.D., M.D.
Medical Director
M. William Mirsch, II
Director, Tissue Programs
Paul J. Vetter III
Director, Finance
Jan M. Webster
Director, Human Resources
Cardiac Rhythm
Management Division
Los Angeles, California
Daniel J. Starks
Chief Executive Officer
James W. Dennis
President
David W. Adinolfi
Vice President, Global Product Planning and Identification
Richard R. Ames
Vice President, Health Care
Services/Sales
Fred A. Colen
Executive Vice President, Quality Speed to Market; Managing Director Pacesetter
AB
Eric S. Fain, M.D.
Vice President, Tachycardia Product Planning and Research
Eric N. Falkenberg
Vice President, Emerging Indications/Sales
Robert D. Gaffney
Vice President, Component Manufacturing
Michael L. Hardage
Vice President, North American FCE
Paul A. Levine, M.D., F.A.C.C.
Vice President, Medical Services
Benjamin D. Pless
Executive Vice President, Product Development
Ronald G. Rolnick, Esq.
Vice President and General Counsel
David B. Stanton
Vice President, Sales, Western Area
Mary C. Sutton
Vice President, Human Resources
Michael B. Sweeney
Executive Vice President, Clinical Engineering and Regulatory Affairs
Daig
Minnetonka, Minnesota
Michael J. Coyle
President
Dean Bruhn-Ding
Director, Regulatory Affairs
James A. Hassett
Director, Clinical Development
Mark W. Kroll, Ph.D.
Vice President, R&D
Peter C. McLane
Director, Marketing
Dennis A. Stowers
Director, Manufacturing
International Operations
Patrick P. Fourteau
President
Terrie M. Ajamil
Vice President, Area Operations
Asia Pacific
Michel Cavadini
Vice President, Administration, Europe
Ruud Helwig
Vice President
BENSAS, Middle East and Africa
Edward A. Storch
Vice President, Area Operations
Latin America
Dr. Ignacio L. Balboa
Managing Director, Spain
Joel D. Becker
European Regional Sales Director
Heart Valve Division
Alain Brunier
Managing Director, France
Eric Delwart
Managing Director, Belgium
Erwin Eggenschwiler
Country Manager, Switzerland
Goncalo Esteves
Country Manager, Portugal
George J. Fazio
General Manager
St. Jude Medical Canada
Luciano Frattini
Business Unit Director
Heart Valve Division
Holger Friedrich, M.D.
Managing Director, CRMD Tachy/Ventritex Germany
Jurgen Fuchs
Managing Director, Germany
Roland Gerard
Director, European Regulatory Affairs
Ulf Grape
Country Manager, Sweden
Svend-Erik Hansen
Country Manager, Denmark
Frans M. van Heck
Managing Director, The Netherlands
Jim Lia
Business Unit Director
Daig
Joseph H. McCullough
Director, Business Unit Director CRMD
Luit Mulder
Area Director, Middle East and Africa
Arto Nousiainen
Country Manager, Finland
Roger G. Osborne
Managing Director, United Kingdom
Angelo Rivetti
Managing Director, Italy
Wolfgang Sacken
Country Manager, Austria
Frieda J. Valk
Director, Human Resources


Board of Directors
From Left to Right

Top Row:
Paul J. Chiapparone1
Executive Vice President, Electronic Data Systems Corporation Plano, Texas

Thomas H. Garrett, III3
Business Consultant, Minneapolis, Minnesota

Kenneth G. Langone2
Managing Director, Invemed Associates, Inc. New York, New York

Ronald A. Matricaria
Chairman and Chief Executive Officer

Middle Row:
William R. Miller2
Former Vice Chairman, Bristol-Myers Squibb Co. New York, New York

Walter F. Mondale3
Partner, Dorsey and Whitney Minneapolis, Minnesota

Fred B. Parks, Ph.D.
President and Chief Operating Officer

Walter L. Sembrowich, Ph.D.1, 2
President, Aviex, Inc. Minneapolis, Minnesota

Bottom Row:
Daniel J. Starks
Chief Executive Officer, CRMD

Roger G. Stoll, Ph.D.3
Chief Executive Officer and President, Ohmeda, Inc. Liberty Corner, New Jersey

Gail R.
Wilensky, Ph.D.1
Senior Fellow, Project Hope, Washington, D.C.

1 Denotes members of the Corporate Governance and Nominating Committee 2 Denotes members of the Compensation Committee
3 Denotes members of the Audit Committee

ST. JUDE MEDICAL
Global Leadership in Medical Technology

St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, MN 55117-9983
Phone:  612.483.2000
Telex:  298453
Fax:    612.482.8318