Form 10-K, Exhibit 13
period 1998-12-31
ST JUDE MEDICAL INC
filed 1999-03-26
CIK 203077

EXHIBIT 13


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

A principal objective for management is to increase shareholder value by continuing to focus on maximizing and expanding the core competencies and technology platforms associated with its heart valve disease management and cardiac rhythm management businesses.

Effective May 15, 1997, the Company acquired Ventritex, Inc. ("Ventritex"), a manufacturer of implantable cardioverter defibrillators and related products. Each share of Ventritex common stock was converted into .5 shares of Company common stock. The Company issued 10,437,800 shares to Ventritex shareholders. The transaction qualified as a tax-free reorganization and was accounted for as a pooling of interests, and, accordingly, the accompanying financial statements for 1997 and 1996 have been restated to include the results of Ventritex.

Effective November 29, 1996, St. Jude Medical acquired substantially all of the assets of Telectronics Pacing Systems, Inc. ("Telectronics"), a pacemaker company, and Medtel, a distribution company in the Asia-Pacific region, both of which were wholly owned subsidiaries of Pacific Dunlop, Ltd. The acquisition, which was accounted for as a purchase, included cash payments totaling approximately $139,000 and an earnout provision tied to future pacing sales which could result in additional payments of up to $40,000 over six years if certain revenue milestones are achieved. No payments to-date have been made under this earnout provision.

The Company's reported results for 1996 include Telectronics and Medtel subsequent to November 29, 1996. On August 29, 1997, the Company sold Medtel. The gain on the sale of this business was recorded as an adjustment of previously recorded goodwill.

Effective September 23, 1996, the Company acquired Newcor Industrial S.A. ("Newcor") which held most of the assets of Biocor Industria E Pesquisas Ltd., a Brazilian manufacturer of tissue heart valves, for $4,000 in cash and an earn-out which could result in additional cash payments of up to $4,000 over the subsequent three years. In 1998 and 1997, such additional cash payments totaled $2,400.

Effective May 31, 1996, the Company acquired Daig Corporation ("Daig"), a Minnesota-based manufacturer of specialized cardiovascular devices for the electrophysiology and interventional cardiology markets. Each share of Daig common stock was converted into .651733 shares of Company common stock and the Company issued 10,013,319 shares to Daig shareholders. The transaction qualified as a tax-free reorganization and was accounted for as a pooling of interests and, accordingly, the accompanying financial statements for 1996 have been restated to include the results of Daig.

Effective January 19, 1996, the Company sold its cardiac assist operations to C.R. Bard for approximately $24,000. Also in 1996, the Company acquired the remaining 50% of The Heart Valve Company for $1,000 in cash and 149,153 shares of its common stock.

The commentary that follows should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest December 31. Fiscal years 1998 and 1996 consisted of 52 weeks and fiscal year 1997 consisted of 53 weeks.

Shown in the following table for the periods indicated are the net sales by segment and the percentage relationships of certain items in the consolidated statements of income to consolidated net sales and the percentage change of the dollar amounts of such items as compared with the prior period. Due primarily to the impact of the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Telectronics, Medtel and Newcor acquisitions, and the cardiac assist business divestiture, amounts are not directly comparable between years.

                                                                       YEAR-TO-YEAR
                                          PERCENT OF NET SALES            CHANGE
--------------------------------------------------------------------------------------------
                                                                          1998      1997
                                            YEAR ENDED DECEMBER 31        COMPARED  COMPARED
                                           1998      1997      1996       TO 1997   TO 1996
--------------------------------------------------------------------------------------------
Net sales
   Heart valve                             27.6%     28.0%     30.7%       1%       3%
   Cardiac rhythm management               72.4%     72.0%     69.3%       3%      18%
====================================================================
Net sales                                 100.0%    100.0%    100.0%       2%      13%
Cost of sales                              36.7%     36.8%     33.6%       2%      24%
====================================================================
Gross profit                               63.3%     63.2%     66.4%       2%       8%
====================================================================
Selling, general and administrative        34.4%     38.1%     35.5%      (8%)     22%
Research and development                    9.8%     10.5%     12.3%      (5%)     (3%)
Purchased research and development           --        --       4.6%      --       --
Special charges                              --       5.9%      6.0%      --       11%
--------------------------------------------------------------------
Operating profit                           19.1%      8.7%      8.0%     123%      25%
Other income (expense), net                 (.8%)      .2%      2.3%      --      (93%)
--------------------------------------------------------------------
Income before tax                          18.3%      8.9%     10.3%     110%      (3%)
Income tax provision                        5.6%      3.4%      3.4%      69%      12%
============================================================================================
Net income before the cumulative effect of
    an accounting change                   12.7%      5.5%      6.9%     136%     (10%)
Cumulative effect of an accounting change    --        .2%       --       --       --
============================================================================================
Net income                                 12.7%      5.3%      6.9%     143%     (12%)
============================================================================================

NET SALES
(IN MILLIONS)

[BAR GRAPH]

NET SALES: Net sales totaled $1,015,994 in 1998, a $21,598, or 2%, increase over 1997 net sales of $994,396.

As a percentage of total sales, sales outside the U.S. in 1998 were 41% of total net sales. This reflects an increasing percentage of net sales in higher growth, developing foreign markets which were partially offset by the foreign currency effect of the stronger U.S. dollar. Unfavorable foreign currency effects due to the stronger U.S. dollar reduced 1998 net sales compared to 1997 by approximately $5,200. This negative impact on sales was partially offset by a favorable foreign currency impact on operating expenses.

Heart valve net sales of approximately $281,000 increased 1% in 1998. One less selling week in 1998 effectively reduced net sales by approximately $5,000. Based on a comparable number of selling days, heart valve sales increased at approximately the rate of market growth.

Domestic heart valve net sales increased in 1998 due to the introduction of the Toronto SPV(R) valve and price increases associated with product enhancements that were partially offset by fewer selling days. International heart valve net sales in 1998 were lower than 1997 due to the effects of the stronger U.S. dollar, the timing of distributor orders and curtailed marketing in certain markets.

Cardiac rhythm management net sales increased 3% from 1997 levels. The increase over 1997 was attributable to higher ICD sales due to the commercial release of the Angstrom(R) II and the Angstrom(R) MD ICDs. Bradycardia sales were less than 1997 due to the effects of the stronger U.S. dollar, fewer domestic sales representatives and the timing of distributor orders. One less selling week in 1998 effectively reduced net sales by $11,000.

NET SALES
(IN MILLIONS)

[BAR GRAPH]

Net sales in 1997 of $994,396 were $117,649 or 13% higher than 1996 net sales of $876,747. The increase resulted from higher mechanical and tissue heart valve sales due to new mechanical and tissue valve product introductions and expanded marketing programs in the developing markets. In addition, ICD net sales increased due to the market release of the Contour(R) ICD, the Contour(R) MD ICD and the Ventritex SPL(R) transvenous lead. Also, bradycardia sales increased over 1996 due to reporting a full year of Telectronics net sales and higher unit sales in all major geographical markets that were partially offset by the impact of the stronger U.S. dollar.

COST OF SALES: As a percentage of net sales, cost of sales in 1998 decreased to 36.7% from 36.8% in 1997 primarily due to heart valve manufacturing efficiencies, the elimination of Telectronics facilities costs and increased ICD net sales that were offset by the impact of the stronger U.S. dollar and lower mechanical heart valve and bradycardia unit sales.

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

SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative (SG&A) expense decreased in 1998 to $349,346 from $378,500 in 1997, a decrease of 7.7%. As a percentage of net sales, SG&A decreased to 34.4% in 1998 from 38.1% in 1997. The decrease was attributable to the full year effect of the Company's 1997 consolidation activities. During 1997, the Company integrated Telectronics operations into its existing operations and merged its cardiac rhythm management operations with Ventritex. In addition, during the fourth quarter of 1997, the Company's cardiac rhythm management operations further consolidated its own activities and reduced its administrative support levels.

Selling, general and administrative expense increased in 1997 to $378,500 from $311,470 in 1996. As a percentage of net sales, SG&A increased to 38.1% in 1997 from 35.5% in 1996. The higher dollar amount and percentage of net sales increases were mainly due to the continued shift to direct sales particularly in Canada, Latin America and the Asia-Pacific region, as well as increased expenditures for European and information systems infrastructure. SG&A in 1997 also included a full-year of Telectronics-related expenses.

RESEARCH & DEVELOPMENT
(IN MILLIONS)

[BAR GRAPH]

RESEARCH AND DEVELOPMENT: Research and development (R&D) in 1998 decreased to $99,756 from $104,693 recorded in 1997, and as a percentage of net sales decreased to 9.8% from 10.5%. The decrease resulted mainly from further consolidation and leveraging of ICD and bradycardia research efforts within the cardiac rhythm management division. The Ventritex and Pacesetter ICD-related research organizations were combined. Within Pacesetter, bradycardia research related to Telectronics was fully integrated into the existing organization.

Research and development expense in 1997 decreased to $104,693 from $107,644 recorded in 1996, and as a percentage of net sales decreased to 10.5% from 12.3%. The decrease was attributable primarily to the conclusion of several Telectronics related projects and the conclusion of other Pacesetter projects. There was, however, increased R&D spending associated with ongoing ICD programs. R&D spending for the heart valve business increased due to tissue valve research.

PURCHASED RESEARCH AND DEVELOPMENT: In 1996, the Company incurred $40,350 of purchased research and development charges, representing the appraised value of in-process R&D which must be expensed under generally accepted accounting principles for purchase accounting. The purchased R&D related to the acquisitions of The Heart Valve Company ($5,000), Telectronics ($32,200) and Newcor ($3,150).

SPECIAL CHARGES: In 1997, the Company recorded $58,669 of special charges which consisted of $8,227 in Ventritex transaction costs, $18,139 and $19,378 associated with repositioning Pacesetter and Ventritex manufacturing operations, respectively, and $12,925 related to distributor termination charges. In 1996, the Company recorded $52,926 of special charges which consisted of a $25,000 payment to Intermedics, Inc. to resolve various patent and legal disputes, Daig transaction charges of $5,118, repositioning charges of $11,100 related to its tissue heart valve business, distributor termination charges of $7,700 in support of the Company's continued transition to direct sales, integration charges of $2,200 incurred by Pacesetter as a result of the Telectronics acquisition, and non-recurring special charges of $1,808.

OTHER INCOME (EXPENSE): Other income (expense), net consisted of the following:

                                                 1998       1997        1996
--------------------------------------------------------------------------------
Interest income                              $  4,125    $ 6,365   $   9,463
Interest expense                              (23,667)   (14,374)     (4,725)
Foreign exchange gains (losses)                (3,304)     2,078       2,165
Net gain on the sale of equities               15,624      6,768       1,195
Net gain on the sale of a business                 --         --      10,486
Other                                          (1,000)       582       2,556
--------------------------------------------------------------------------------
Other income (expense), net                  $ (8,222)   $ 1,419   $  21,140
================================================================================

Interest expense increased in 1998 primarily as a result of debt associated with the March 1998 repurchase of eight million shares of common stock. In 1997, interest expense increased mainly due to the full year effect of the debt financed November 1996 acquisition of Telectronics and Medtel. Also, Ventritex issued $57,500 of convertible subordinated notes in the third quarter of 1996. The Company periodically directly invests in the equities of emerging technologies that may complement the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Company's technologies. In 1998, 1997 and 1996, the Company realized gains on the sales of certain of these equity investments. In 1996, the Company sold its cardiac assist device business.

INCOME TAX PROVISION: The Company's 1998 effective income tax rate was 30.5% compared to 38.0% in 1997. The decrease was principally due to a greater proportion of income derived from lower tax countries and the elimination of the non-deductible Ventritex related transaction costs that occurred in 1997. Deferred income taxes are not provided on the undistributed earnings of non-U.S. subsidiaries because such earnings are intended to be indefinitely reinvested.

The Company's 1997 effective income tax rate was 38.0% compared to 33.1% in 1996. The increase was primarily attributable to non-deductible expenses associated with the Ventritex acquisition and to separate, previously legislated changes relating to taxation of Puerto Rican operations.

NET INCOME: Reported net income for 1998 was $129,082, or $1.50 per diluted share. Reported net income for 1997, including the effect of pre-tax special charges of $58,669 and the after-tax cumulative effect of an accounting change of $1,566, was $53,140, or $.58 per diluted share.

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

The Company's heart valve business is in a highly competitive market. In 1998, the Company estimates it maintained its share of the worldwide heart valve market. The market is segmented between mechanical heart valves, tissue heart valves and repair products. During 1998, the market continued its shift slightly to tissue valve and repair products. Competition is anticipated to place pressure on pricing and terms and health care reform is expected to result in further hospital consolidations over time.

The Company's cardiac rhythm management business is also in a highly competitive market. During 1998, the Company essentially completed the integration of the Telectronics and Ventritex acquisitions into its own operations. The cardiac rhythm management industry is undergoing consolidation. The number of principal competitors has decreased from four to three. The Company's two principal competitors each have substantially more assets, sales and sales personnel than the Company. In addition, several new implantable cardioverter defibrillators were introduced to the market. The Company's two principal competitors in the ICD segment of the cardiac rhythm management market have introduced dual-chamber ICDs that represent an increasing percentage of the ICD market. The Company has a dual-chamber ICD in development. Until the Company introduces a dual-chamber ICD, the growth of dual-chamber ICDs at the expense of single-chamber ICDs could adversely affect the Company. Rapid technological change is expected to continue, requiring the Company to invest heavily in R&D and to effectively market its products.

The medical device market is highly competitive. Competitors, in the past and may in the future, employ litigation to gain a competitive advantage. In addition, the Company's products must continually improve technologically due to the competitive nature of the industry.

Group purchasing organizations (GPOs) in the U.S. have emerged to consolidate the purchasing of Company products for some of the Company's customers. One such GPO, Premier, recently executed exclusive contracts with the Company's two principal cardiac rhythm management competitors. This contract, if enforced, may adversely affect the Company's sales of cardiac rhythm management products to members of this GPO.

As provided for in the Private Securities Litigation Reform Act of 1995, the Company cautions investors that a number of factors could cause actual future results of operations to vary from those anticipated in previously made forward-looking statements and any other forward-looking statements made in this document and elsewhere by or on behalf of the Company. Net sales could be materially affected by legislative or administrative reforms to the U.S. Medicare and Medicaid systems or other non-U.S. reimbursement systems in a manner that would significantly reduce reimbursement for procedures using the Company's medical devices, the acquisition of key patents by competitors that would have the effect of excluding the Company from new

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

market segments, health care industry consolidation resulting in customer demands for price concessions, products introduced by competitors with advanced technology and better features and benefits or lower prices, fewer procedures performed in a cost-conscious environment, and the lengthy approval time by the FDA or other government authorities to clear implantable medical devices for commercial release. Cost of sales could be materially affected by unfavorable developments in the area of products liability and price increases from the Company's suppliers of critical components, a number of which are sole sourced. Operations could be affected by the Company's ability to execute its diversification strategy or to integrate acquired companies, a serious earthquake affecting the Company's facilities in Sylmar or Sunnyvale, California, adverse developments in the litigation arising from the acquisitions of Telectronics and Ventritex, unanticipated product failures and attempts by competitors to gain market share through aggressive marketing programs.

The Company anticipates that its 1999 effective income tax rate may decrease due to the full year effect of converting its Puerto Rican operations to a controlled foreign corporation. The IRS has proposed adjustments of approximately $58,200 in additional taxes relating primarily to the Company's Puerto Rican operations in years 1990 through 1994. (See Note 4) It is likely that similar adjustments may be proposed for 1995.

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

Equity securities at December 31, 1998, which are recorded at a fair market value of approximately $20,300 and include net unrealized gains of $12,015, have exposure to price changes. This risk is estimated as the potential loss in fair market value resulting from a hypothetical 10% decline in prices quoted by stock exchanges and amounts to $2,030.

At December 31, 1998, the estimated fair value of the Company's fixed rate long-term debt was $32,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical decrease in interest rates. A decrease of one-half percentage point to interest rates results in an immaterial change to the fair value of this debt.

In order to reduce the risk of foreign currency exchange rate fluctuations, the Company follows a policy of hedging a substantial portion of its expected foreign currency denominated cash flow from operations. The instruments used for hedging are readily marketable traded forward contracts and options with banks. The changes in fair value of such contracts have a high correlation to the price changes in the related hedged cash flow. The risk of transaction gains and losses from changes in the fair value of the Company's foreign exchange position is not material because most transactions occur in either the functional currency or in a currency that has a high correlation to the functional currency. At December 31, 1998, the foreign currency denominated net asset position translated into dollars was approximately $125,000. A 10% adverse change, assuming all currencies move in the same direction, to the foreign exchange rates amounts to a potential fair value loss of $12,500. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

On January 1, 1999, eleven of the fifteen member countries of the European Economic Community (EEC) established fixed conversion rates between their existing sovereign currencies and the Euro. The Euro was adopted as the legal common currency for these nations on that date. The Euro will trade on currency exchanges and will be available for non-cash transactions. These nations will issue sovereign debt exclusively in the Euro and will redenominate outstanding sovereign debt. The legacy currencies of these countries will remain legal tender as denominations of the Euro between January 1, 1999 and January 1, 2002. During this transition period, public and private parties may pay for goods and services using either the Euro or the legacy currency. Beginning January 1, 2002, these countries will issue new Euro-denominated bills and coins for use in cash transactions. The Company does not expect the Euro conversion to have a short-term material affect on the Company's operations. The Company modified certain computer programs to accommodate the Euro. Subsequent to the Year 2001, cross-country pricing in the EEC may become more transparent and may affect the Company's sales activities.

The Company has manufacturing and sales operations in Brazil. In early 1999, Brazil devalued its currency, the Real. The local currency manufacturing expenses effectively hedge the local currency sales. As a result of this devaluation, the Brazilian government is currently reviewing its reimbursement policy with respect to medical devices. Failure to increase substantially the reimbursement level for the Company's products could adversely affect the Company's Brazilian results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company will adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) in 2000. FAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. The Company's policies do not permit derivative transactions unless they are hedges. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of FAS 133 will be on the consolidated earnings and financial position of the Company.

FINANCIAL CONDITION
SUMMARY: The financial condition of the Company remained strong during 1998. Cash and marketable securities decreased to $87,990 at December 31, 1998, from $184,536 at December 31, 1997. Working capital, the difference between current assets and current liabilities, was $479,067 at December 31, 1998, an $18,121 decrease from the prior year end level. Eight million shares of common stock were repurchased in March 1998 for approximately $300,000 financed by debt. As a result of the stock repurchase, debt peaked in the second quarter at $490,500. Since that date, cash flow from operations, working capital management and matured investments reduced debt by $115,505.

LIQUIDITY: Company operations provide a strong, positive cash flow which is sufficient to meet the Company's operational requirements. Cash provided by operations in 1998 amounted to $108,469 compared to a use of $31,624 in 1997. The current ratio was 3.4 to 1 at December 31, 1998.

The Company has a $150,000 revolving line of credit through March 1999 with a twenty-one member banking syndicate comprised of banks in the United States and other countries where it conducts its business. At December 31, 1998, the Company had $150,000 available under this line. The revolving credit line was increased to $200,000 in March 1999 with a seventeen member banking syndicate. The Company also maintains other non-committed credit facilities which it utilizes to supplement the revolving line of credit.

Accounts receivable increased $38,760 in 1998 principally due to increased sales and a shift in sales to emerging markets with longer payment cycles. Inventories increased $4,540 primarily as a result of expanded product offerings in both the heart valve and cardiac rhythm management businesses. Net property, plant and equipment increased $26,114 due to the pacemaker programmer investments and investments in information systems.

Cash flow from operations and access to additional capital will enable the Company to pursue further diversification opportunities and to fund expected capital expenditures.

CAPITAL STRUCTURE
(IN MILLIONS)

[BAR GRAPH]

CAPITAL: The Company's capital structure consists of equity and interest bearing debt. Interest bearing debt as a percent of total capital was 32% at December 31, 1998, an increase from 18% at December 31, 1997. The increase was attributable to the debt financed repurchase of eight million shares of common stock.

DIVIDENDS: The Company did not pay cash dividends in 1998, 1997 or 1996.

OUTLOOK: Management is unaware of any adverse business trends that would materially affect the Company's strong financial position. Should suitable investment opportunities arise that would require additional financing, management believes that the Company's excellent earnings, strong cash flow and solid balance sheet provide a substantial basis to obtain additional financing at competitive rates and terms.

YEAR 2000 READINESS DISCLOSURE
The Company is preparing for the impact of the arrival of the Year 2000 on its business, as well as on the businesses of its customers, suppliers and business partners. The "Year 2000 Issue" is a term used to describe the problems created by systems that are unable to accurately interpret dates after December 31, 1999. These problems are derived predominantly from the fact that many software programs have historically categorized the "year" in a two-digit format. The Year 2000 Issue creates potential risks for the Company because the Company relies heavily on Information Technology ("IT") systems and other systems, facilities and suppliers to conduct its business. The Company may also be exposed to risks from third parties with whom the Company interacts who fail to adequately address their own Year 2000 Issues.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

THE COMPANY'S STATE OF READINESS
While the Company's Year 2000 efforts have been underway for several years, the Company centralized its focus on addressing the Year 2000 Issue in 1998 by forming a Year 2000 project team, chaired by the Company's Chief Information Officer. The Board of Directors receives a monthly status report on the Company's Year 2000 readiness program.

The Year 2000 project team developed a phased approach to identifying the remediating Year 2000 Issues, with many of these phases overlapping with one another or conducted simultaneously.

The first phase was to develop a corporate-wide, uniform strategy for addressing the Year 2000 Issue and to assess the Company's current state of Year 2000 readiness. This included a review of all IT and non-IT systems, including Company products and internal operating systems for potential Year 2000 Issues. The Company completed this phase during the first quarter of 1999.

The second phase of the Company's Year 2000 readiness program (begun simultaneously with the first phase) was to define a Year 2000 "Readiness" standard and to begin remediation of those systems requiring correction, building on work done by the Company's Year 2000 external consulting partner. This phase is scheduled for completion in the first quarter of 1999.

The Company has completed an assessment of its Year 2000 compliance for its products. With the exception of certain pacemaker and ICD programmers, all the Company's products are Year 2000 compliant. The programmers require a simple corrective action by the user the first time they are used after December 31, 1999, and with one model programmer must also be reset by the user again at two later dates. The Company's implantable pacemakers and ICDs do not have internal clocks and are not susceptible to Year 2000 Issues. The Year 2000 Issue affecting certain programmers would not affect potential health or safety but could result in an erroneous date on a printout.

The Company has also undertaken a review of its internal IT and non-IT systems to identify potential Year 2000 Issues. In 1995, the Company began the process of implementing a uniform worldwide business and accounting information system to improve internal reporting processes. The internal IT systems replaced included order entry systems, distribution, purchasing and inventory management systems, and the Company's general financial systems. Based upon representations from the manufacturer, this uniform information system is Year 2000 compliant. Replacement of older legacy business systems with this new system has significantly reduced the effort required to remediate business systems. The Company expects to replace its Human Resource Information System by the end of the second quarter 1999. With respect to non-IT systems, the Company is actively analyzing its manufacturing equipment in order to assess any Year 2000 Issues. To date, no material problems have been discovered, and the Company will continue to review, test and remediate (if necessary) such equipment. The Company is also evaluating its other critical non-IT facility and internal systems with date sensitive operating controls for Year 2000 Issues. While the Company believes that most of these systems will function without substantial Year 2000 readiness problems, the Company will continue to review, test and remediate (if necessary) such systems. Based on the testing results, the Company expects to complete the remediation of identified problems by the end of the third quarter of 1999. At this stage of assessment, no non-compliant high cost, high business risk systems have been identified which might cause business interruption or product failure.

The Company is presently evaluating each of its principal suppliers, service providers and other business partners to determine each of such party's Year 2000 status. The Company has developed a questionnaire and a Year 2000 certification for use with such third parties, and, as of December 31, 1998, the Company had contacted key suppliers and service providers about their Year 2000 readiness. This includes many of the suppliers that the Company has identified as critical suppliers. The Company anticipates that this evaluation will be on-going through the remainder of 1999.

The Company is working jointly with customers, strategic vendors and business partners to identify and resolve any Year 2000 issues that may impact the Company. However, there can be no assurance that the companies with which the Company does business will achieve a Year 2000 conversion in a timely fashion, or that such failure to convert by another company will not have a material adverse effect on the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

THE COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES
The total cost associated with the Company's Year 2000 remediation is not expected to be material to the Company's financial condition or results of operations. The estimated total cost of the Company's Year 2000 remediation is not expected to exceed $10 million. Through December 31, 1998, the Company has spent approximately $1 million in connection with Year 2000 Issues. The cost of implementing the uniform worldwide business and accounting information system (approximately $45 million) has not been included in this figure since the replacement of the previous systems was not accelerated due to Year 2000 Issues.

THE RISKS OF THE COMPANY'S YEAR 2000 ISSUES
There can be no assurance that the Company will be completely successful in its efforts to address Year 2000 Issues. If some of the Company's products or systems are not Year 2000 compliant, the Company could suffer manufacturing delays, lost sales or other negative consequences, including, but not limited to, diversion of resources, damage to the Company's reputation, increased service and warranty costs and litigation, any of which could materially adversely affect the Company's business operations or financial statements.

The Company cannot predict the consequences of failure of its customers or government health payers and providers, such as the U.S. Health Care Financing Administration, to adopt Year 2000 compliant software in a timely manner. The Company is also dependent on third parties such as its suppliers, service providers and other business partners. If these or other third parties fail to adequately address Year 2000 Issues, the Company could experience a negative impact on its business operations or financial statements. For example, the failure of certain of the Company's principal suppliers to have Year 2000 compliant internal systems could impact the Company's ability to manufacture and/or ship its products or to maintain adequate inventory levels for production.

THE COMPANY'S CONTINGENCY PLANS
The Company has identified 786 business systems which may require a written contingency plan. Twenty such plans have now been written. The Company's goal is to have the balance of these systems evaluated and, in those cases where it decides a written contingency plan is prudent, to have such a written plan completed by the end of the third quarter of 1999.

YEAR 2000 FORWARD-LOOKING STATEMENTS
The foregoing Year 2000 discussion contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, including without limitation, anticipated costs and the dates by which the Company expects to complete certain actions, are based on management's best current estimates, which were derived utilizing numerous assumptions about future events, including the continued availability of certain resources, representations received from third parties and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the ability to identify and remediate all product and relevant IT and non-IT systems, results of Year 2000 testing, adequate resolution of Year 2000 Issues by businesses and other third parties who are service providers, suppliers or customers of the Company, unanticipated system costs, the adequacy of and ability to develop and implement contingency plans and similar uncertainties. The "forward-looking statement" made in the foregoing Year 2000 discussion speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

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


/s/ Ronald A. Matricaria                   /s/ John C. Heinmiller

RONALD A. MATRICARIA                       JOHN C. HEINMILLER
CHAIRMAN AND                               VICE PRESIDENT, FINANCE AND
CHIEF EXECUTIVE OFFICER                    CHIEF FINANCIAL OFFICER



REPORT OF INDEPENDENT AUDITORS

Board of Directors
St. Jude Medical, Inc.
St. Paul, Minnesota

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




                                        /s/ Ernst & Young LLP


Minneapolis, Minnesota
February 8, 1999

CONSOLIDATED STATEMENTS OF INCOME
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                           YEAR ENDED DECEMBER 31                                              1998             1997            1996
                           =========================================================================================================
                           Net sales                                                   $  1,015,994     $    994,396     $   876,747
                           Cost of sales                                                    372,940          365,717         294,888
                           =========================================================================================================
                           Gross profit                                                     643,054          628,679         581,859

                           Selling, general and administrative expense                      349,346          378,500         311,470
                           Research and development expense                                  99,756          104,693         107,644
                           Purchased research and development charges                            --               --          40,350
                           Special charges                                                       --           58,669          52,926
                           =========================================================================================================
                           Operating profit                                                 193,952           86,817          69,469

                           Other income (expense), net                                       (8,222)           1,419          21,140
                           ---------------------------------------------------------------------------------------------------------
                           Income before taxes                                              185,730           88,236          90,609

                           Income tax provision                                              56,648           33,530          29,972
                           =========================================================================================================
                           Net income before the cumulative effect of an accounting
                              change for business process reengineering                     129,082           54,706          60,637

                           Cumulative effect of an accounting change, net of taxes               --            1,566              --
                           ---------------------------------------------------------------------------------------------------------

                           Net income                                                  $    129,082     $     53,140     $    60,637
                           ---------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER
            COMMON SHARE:  Income before accounting change                             $       1.51     $       0.60     $      0.67
                           Cumulative effect of accounting change                                --            (0.02)             --
                           ---------------------------------------------------------------------------------------------------------
                           Net income per common share                                 $       1.51     $       0.58     $      0.67
                           =========================================================================================================
DILUTED EARNINGS (LOSS) PER
             COMMON SHARE: Income before accounting change                             $       1.50     $       0.59     $      0.66
                           Cumulative effect of accounting change                                --            (0.01)             --
                           ---------------------------------------------------------------------------------------------------------
                           Net income per common share                                 $       1.50     $       0.58     $      0.66
                           =========================================================================================================

           AVERAGE SHARES  Basic                                                         85,714,000       91,426,000      90,989,000
             OUTSTANDING:  Diluted                                                       86,145,000       92,052,000      92,372,000
                           =========================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                        DECEMBER 31                                                                            1998            1997
                        ============================================================================================================
                ASSETS  Cash and cash equivalents                                                       $     3,775     $    28,530
        CURRENT ASSETS  Marketable securities                                                                84,215         156,006
                        Accounts receivable, less allowance                                                 282,071         243,311
                        Inventories:
                           Finished goods                                                                   126,927         137,651
                           Work in process                                                                   35,130          39,079
                           Raw materials                                                                     83,522          64,309
                        ===========================================================================================================
                        Total inventories                                                                   245,579         241,039
                        Prepaid income taxes                                                                 34,187          36,279
                        Other current assets                                                                 32,637          38,117
                        ===========================================================================================================
                        Total current assets                                                                682,464         743,282
                        -----------------------------------------------------------------------------------------------------------

   PROPERTY, PLANT AND  Land                                                                                 16,635          17,040
             EQUIPMENT  Buildings and improvements                                                           94,381          74,392
                        Machinery and equipment                                                             321,308         261,428
                        Construction in progress                                                             80,066         103,828
                        ===========================================================================================================
                        Gross property, plant and equipment                                                 512,390         456,688
                           Less accumulated depreciation                                                   (184,131)       (154,543)
                        ===========================================================================================================
                        Net property, plant and equipment                                                   328,259         302,145
                        ===========================================================================================================
          OTHER ASSETS  Other Assets                                                                        373,889         407,689
                        -----------------------------------------------------------------------------------------------------------
                        TOTAL ASSETS                                                                    $ 1,384,612     $ 1,453,116
                        -----------------------------------------------------------------------------------------------------------
       LIABILITIES AND
  SHAREHOLDERS' EQUITY  Accounts payable                                                                $    94,076     $   111,065
   CURRENT LIABILITIES  Accrued income taxes                                                                  2,461          19,182
                        Accrued employee compensation and related taxes                                      45,370          50,711
                        Other accrued expenses                                                               61,490          65,136
                        -----------------------------------------------------------------------------------------------------------
                        Total current liabilities                                                           203,397         246,094
                        -----------------------------------------------------------------------------------------------------------
 LONG-TERM LIABILITIES  Long-term debt                                                                      374,995         220,000
                        -----------------------------------------------------------------------------------------------------------
         CONTINGENCIES  Contingencies
                        -----------------------------------------------------------------------------------------------------------
  SHAREHOLDERS' EQUITY  Preferred stock, par value $1.00 per share--25,000,000 shares authorized; no shares issued
                        Common stock, par value $.10 per share--250,000,000 shares authorized; issued and
                          outstanding 1998-84,174,699; 1997-91,911,496 shares                                 8,417           9,191
                        Additional paid-in capital                                                            6,656         244,347
                        Retained earnings                                                                   816,940         746,032
                        Accumulated other comprehensive income:
                           Cumulative translation adjustment                                                (33,242)        (24,150)
                           Unrealized gain on available-for-sale securities                                   7,449          11,602
                        ===========================================================================================================
                        Total shareholders' equity                                                          806,220         987,022
                        ===========================================================================================================
                        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $ 1,384,612     $ 1,453,116
                        ===========================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)

                                               COMMON STOCK                                    ACCUMULATED                    TOTAL
                                        ------------------------    ADDITIONAL                       OTHER    RECEIVABLE     SHARE-
                                         NUMBER OF                     PAID-IN    RETAINED   COMPREHENSIVE     FOR STOCK   HOLDERS'
                                            SHARES     AMOUNT          CAPITAL    EARNINGS          INCOME        ISSUED     EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995               90,281,312    $ 9,028       $  200,535    $632,255       $  14,010       $ (440)  $ 855,388
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                                       60,637                                   60,637
   Other comprehensive income (loss)
     Unrealized gain (loss) on
       investments, net of taxes
       ($10,860)                                                                                   (17,719)                 (17,719)
     Foreign currency translation
       adjustment                                                                                   (3,933)                  (3,933)
                                                                                                                            --------
   Other comprehensive income                                                                                               (21,652)
                                                                                                                            --------
Comprehensive income                                                                                                         38,985
                                                                                                                             ------
Issuance of common stock, including
   exercise of stock options,
   net of taxes withheld                 1,161,191        116           20,701                                               20,817
Tax benefit realized upon exercise
   of stock options                                                      7,597                                                7,597
Purchase and retirement of common
   shares                                 (145,000)       (14)          (6,712)                                              (6,726)
Issuance of common stock for
   business acquired                       149,153         15            5,985                                                6,000
====================================================================================================================================
Balance December 31, 1996               91,446,656      9,145          228,106     692,892          (7,642)         (440)   922,061
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                                       53,140                                   53,140
   Other comprehensive income (loss)
     Unrealized gain (loss) on
       investments, net of taxes
       ($12,031) and net of
       reclassification adjustment
       (see below)                                                                                  19,630                   19,630
     Foreign currency translation
       adjustment                                                                                  (24,536)                 (24,536)
                                                                                                                             -------
   Other comprehensive income                                                                                                (4,906)
                                                                                                                             ------
Comprehensive income                                                                                                         48,234
                                                                                                                             ------
Issuance of common stock, including
   exercise of stock options,
   net of taxes withheld                  400,651          40          12,112                                                12,152
Tax benefit realized upon
   exercise of stock options                                            2,006                                                 2,006
Issuance of common stock for
   business acquired                       64,189           6           2,123                                                 2,129
Proceeds for stock issued                                                                                            440        440
====================================================================================================================================
Balance December 31, 1997              91,911,496       9,191         244,347      746,032         (12,548)           --    987,022
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                                      129,082                                  129,082
   Other comprehensive income (loss)
     Unrealized gain (loss) on
       investments, net of taxes
       ($2,545)and net of
       reclassification adjustment
       (see below)                                                                                  (4,153)                  (4,153)
     Foreign currency translation
       adjustment                                                                                   (9,092)                  (9,092)
                                                                                                                          ----------
   Other comprehensive income                                                                                               (13,245)
                                                                                                                          ----------
Comprehensive income                                                                                                        115,837
                                                                                                                          ----------
Issuance of common stock, including
   exercise of stock options,
   net of taxes withheld                   263,203         26           7,054                                                 7,080
Tax benefit realized upon exercise
   of stock options                                                     1,070                                                 1,070
Purchase and retirement of common
   shares                               (8,000,000)      (800)       (245,815)    (58,174)                                 (304,789)
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998               84,174,699    $ 8,417       $   6,656   $ 816,940         $ (25,793)       $  --  $ 806,220
------------------------------------------------------------------------------------------------------------------------------------

Other Comprehensive Income
   Reclassification Adjustments
   for net gains realized in net
   income on investments sold
     1997                                                                                                               $     1,285
     1998                                                                                                                     9,282
------------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

                      YEAR ENDED DECEMBER 31                                        1998                  1997                 1996
                      --------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES  Net income                                                $129,082             $  53,140            $  60,637
                      Adjustments to reconcile net income to net
                        cash provided by operating activities:
                          Depreciation                                            45,959                45,277               38,533
                          Amortization                                            22,894                20,784               19,649
                          Purchased research and development charges                  --                    --               40,350
                          Special charges                                             --                44,687               20,586
                          Gain on sale of business                                    --                    --              (10,486)
                          Net investment gain                                    (10,156)               (4,399)                (777)
                          Changes in operating assets and liabilities
                            net of acquisitions:
                              Increase in accounts receivable                    (35,236)              (41,731)             (27,267)
                              Increase in inventories                             (7,458)              (36,929)              (9,331)
                              Decrease (increase) in other current assets          4,897                (1,892)             (14,411)
                              Increase (decrease) in accounts payable and
                                accrued expenses                                 (35,853)             (110,757)              13,613
                              Increase (decrease) in accrued income taxes        (21,119)               (5,448)             (12,151)
                              Decrease (increase) in prepaid and deferred
                                income taxes                                      15,459                 5,644              (32,855)
                      ==============================================================================================================
                      NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        108,469               (31,624)              86,090
                      ==============================================================================================================

INVESTING ACTIVITIES  Purchase of property, plant and equipment                  (78,227)              (90,962)            (100,501)
                      Proceeds from the sale of property, plant and equipment      4,030                 6,324                   --
                      Purchase of marketable securities                               --                (7,000)             (90,018)
                      Proceeds from sale or maturity of marketable securities     82,879                80,363               67,064
                      Investments in companies, joint ventures and partnerships   (1,955)                 (260)                (155)
                      Acquisitions, net of cash acquired                              --                    --             (117,800)
                      Proceeds from sale of business, net of cash disposed            --                24,626               24,204
                      Other investing activities                                   2,516                (3,607)              (5,393)
                      ==============================================================================================================
                      NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          9,243                 9,484             (222,599)
                      ==============================================================================================================

FINANCING ACTIVITIES  Proceeds from exercise of stock options and stock issued     7,080                12,592               20,817
                      Common stock repurchased                                  (304,789)                   --               (6,726)
                      Net payments under lines of credit                        (602,536)             (508,000)            (249,853)
                      Net borrowings under lines of credit                       785,036               498,500              301,853
                      Issuance (repurchase) of convertible subordinated notes    (27,505)                   --               57,500
                      --------------------------------------------------------------------------------------------------------------
                      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       (142,714)                3,092              123,591
                      ==============================================================================================================
                      Effect of currency exchange rate changes on cash               247                (1,810)                (332)
                      ==============================================================================================================
                      DECREASE IN CASH AND CASH EQUIVALENTS                      (24,755)              (20,858)             (13,250)
                      CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              28,530                49,388               62,638
                      -------------------------------------------------------------------------------------------------------------
                      CASH AND CASH EQUIVALENTS AT END OF YEAR                 $   3,775            $   28,530           $   49,388
                      ==============================================================================================================

                      SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS: St. Jude Medical, Inc. develops, manufactures and distributes medical devices with an emphasis on cardiovascular products and services. The Company's products are sold in more than 100 countries. Principal products include prosthetic heart valves, pacemakers, implantable cardioverter defibrillators (ICDs) and electrophysiology and interventional cardiology catheters. The main markets for these products are the United States, Western Europe and Japan. In the United States, the Company uses a direct employee-based sales organization for its heart valve and catheter products and a combination of independent contractors and an employee-based sales organization for its pacemaker and ICD products. In Western Europe, the Company has a direct sales presence in 14 countries. Throughout the rest of the world, the Company principally uses distributor-based sales organizations.

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

ACCOUNTING PERIOD: The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest December 31. Fiscal years 1998 and 1996 consisted of 52 weeks and fiscal year 1997 consisted of 53 weeks.

TRANSLATION OF FOREIGN CURRENCIES: Assets and liabilities of the Company's foreign subsidiaries are translated at exchange rates in effect on reporting dates and differences due to changing exchange rates are recorded as "cumulative translation adjustment" in accumulated other comprehensive income. Income and expenses are translated at average monthly rates of exchange. Gains and losses from foreign currency transactions are included in other income (expense), net.

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

SEGMENTS: Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (Statement 131). Statement 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." Statement 131 establishes standards for the way that public businesses report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See Note 9.

COMPREHENSIVE INCOME: Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement 130). Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

HEDGING ACTIVITIES: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133), which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company has not yet adopted Statement 133. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment are stated at cost and are depreciated using the straight line method based on useful lives of 31.5 to 39 years for buildings and improvements and three-to-seven years for machinery and equipment. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease. Accelerated depreciation is used by the Company for tax accounting purposes only.

GOODWILL: The excess of the purchase price over the value of the net assets acquired is included in other assets and is amortized generally on a straight line basis over 20 years. The Company periodically reviews its goodwill for indicators of impairment.

LONG-LIVED ASSETS: Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company's financial statements reflect no such losses.

REVENUE RECOGNITION: The Company's general practice is to recognize revenues from product sales as shipped and for services as performed. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the Company is notified that the inventory has been used by the customer. The accumulated provision for doubtful accounts at December 31, 1998 and December 31, 1997, was $12,352 and $12,712, respectively.

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

                                                  1998         1997         1996
================================================================================
Numerator:
Net income before accounting change           $129,082      $54,706      $60,637
Denominator:
Basic-weighted average shares outstanding 85,714,000 91,426,000 90,989,000 Effect of dilutive securities:
   Employee stock options                      401,000      574,000    1,316,000
   Restricted shares                            30,000       52,000       67,000
--------------------------------------------------------------------------------
Diluted-weighted shares outstanding         86,145,000   92,052,000   92,372,000
================================================================================
Basic earnings per share                   $      1.51   $      .60   $      .67
================================================================================
Diluted earnings per share                 $      1.50   $      .59   $      .66
================================================================================

Net income and shares outstanding have not been adjusted for the Company's convertible debentures for diluted earnings per share purposes because the result would have been anti-dilutive.

NOTE 2 ACQUISITIONS

On May 15, 1997, the Company acquired Ventritex, Inc. ("Ventritex"), a manufacturer of implantable cardioverter defibrillators and related products. Each share of Ventritex common stock was converted into .5 shares of Company common stock. The Company issued 10,437,800 shares to Ventritex shareholders. The transaction qualified as a tax-free reorganization and was accounted for as a pooling of interests. The accompanying financial statements for 1997 and 1996 have been restated to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

include the results of Ventritex. Net sales, net income and other changes in shareholder equity for the separate companies preceding the acquisition were as follows:

                                                        1997*        1996
===========================================================================
Net Sales:
St. Jude Medical                                    $229,678     $808,780
Ventritex                                             20,712       67,967
---------------------------------------------------------------------------
Combined                                            $250,390     $876,747
===========================================================================
Net Income:
St. Jude Medical                                   $  27,791    $  92,181
Ventritex                                             (7,977)     (51,208)
Adjustments**                                          3,063       19,664
---------------------------------------------------------------------------
Combined                                           $  22,877    $  60,637
===========================================================================
Other Changes in Shareholders' Equity:
St. Jude Medical                                   $ (14,550)   $   7,471
Ventritex                                                997       (3,331)
Adjustments**                                             --        1,896
---------------------------------------------------------------------------
Combined                                           $ (13,553)   $   6,036
===========================================================================
  * AS OF MARCH 31, 1997
 ** TO REFLECT THE COMBINED TAX POSITION AS IF THE ACQUISITION HAD OCCURRED AT
    THE BEGINNING OF 1995.

On November 29, 1996, the Company acquired substantially all of the worldwide cardiac rhythm management assets of Telectronics Pacing Systems, Inc. ("Telectronics") and Medtel, an Asia-Pacific distribution company for approximately $139,000 and an earnout provision tied to future pacing sales which could result in additional payments of up to $40,000 over six years if certain revenue milestones are achieved. No payments to-date have been made under this earnout provision. The acquisition was accounted for under the purchase accounting method. The results of Telectronics operations have been included in the consolidated results of operations from the date of acquisition. In conjunction with the Telectronics acquisition, the Company in 1996 recorded a pre-tax charge of $32,200 relating to that portion of the purchase price attributable to purchased research and development. In August 1997, the Company sold Medtel. The gain on the sale was recorded as an adjustment to previously recorded goodwill.

Unaudited pro forma information has been prepared assuming that the acquisition of Telectronics had occurred at the beginning of 1995 and including the results of Ventritex on the above restated basis. For 1996, the pro forma net sales, net loss and diluted loss per share were $973,262, $8,400 and $.09, respectively. Pro forma adjustments to reported results include amortization of goodwill, increased interest expense, decreased interest income and the related income tax effects. Pro forma results are not necessarily indicative of the results that would have occurred had the acquisitions actually taken place at the beginning of the specified periods, or the expected results of future operations.

On September 23, 1996, the Company acquired Newcor Industrial S.A. (Newcor) which held most of the assets of Biocor Industria E Pesquisas Ltd., a Brazilian tissue heart valve manufacturer, for $4,000 in cash and an earn-out which could result in additional cash payments of up to $4,000 over the subsequent three years. In 1997 and 1998, additional payments for the purchase totaled $2,400. On January 5, 1996, the Company acquired the remaining shares of The Heart Valve Company it did not previously own for $1,000 in cash and 149,153 shares of its common stock. In connection with the acquisitions of Newcor and The Heart Valve Company, the Company recorded pre-tax charges of $3,150 and $5,000, respectively, relating to purchased research and development. The results of Newcor and The Heart Valve Company have been included in the Company's results of operations since the dates of acquisition and were not material to 1996 results of operations.

On May 31, 1996, the Company acquired Daig Corporation ("Daig"), a manufacturer of specialized cardiovascular devices for the electrophysiology and interventional cardiology markets. Each share of Daig common stock was converted into .651733 shares of Company common stock. The Company issued 9,929,897 shares to Daig shareholders. Additionally, one outstanding option to acquire 128,000 shares of Daig common stock was converted to an option to acquire 83,422 shares of Company common stock. The transaction qualified as a tax-free reorganization and was accounted for as a pooling of interests. The accompanying financial statements for 1996 have been restated to include the results of Daig, which were not material.

NOTE 3 SPECIAL CHARGES

Results of operations for 1997 include pre-tax charges of $58,669 recorded in the second and fourth quarters of $30,645 and $28,024, respectively. These special charges related to Ventritex merger transaction charges ($8,227), the termination of various distributor agreements ($12,925), repositioning of Pacesetter manufacturing operations in connection with the Ventritex integration ($18,139), and repositioning of Ventritex operations ($19,378). The special charge accruals decreased by $47,045 since the dates recorded as a result of cash payments or asset impairments.

Results of operations for 1996 include pre-tax charges of $52,926 for costs relating to patent and litigation settlements and repositioning several of the Company's operations. Patent and other legal disputes between Pacesetter and a third party were settled for $25,000. Daig transaction costs totaled $5,118. The repositioning charges of $22,808 related to the planned consolidation of tissue heart valve

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

manufacturing operations ($11,100), the termination of various distributor agreements in conjunction with the conversion to direct sales ($7,700), the realignment of Pacesetter manufacturing operations in connection with the Telectronics integration ($2,200), and other non-recurring expenses ($1,808). The 1996 special charge accruals decreased $50,067, since the date recorded as a result of cash payments or asset impairments.

NOTE 4 INCOME TAXES

The components of income before taxes were as follows:

                                              1998         1997         1996
===============================================================================
Domestic                                  $132,574      $81,311      $89,305
Foreign                                     53,156        6,925        1,304
-------------------------------------------------------------------------------
Income before taxes                       $185,730      $88,236      $90,609
===============================================================================

The components of the income tax provision were as follows:

                                              1998         1997         1996
===============================================================================
Current:
   Federal                                 $28,409      $20,957      $52,129
   State and Puerto Rico Section 936         5,771        3,754        9,676
   Foreign                                   7,009        2,195        1,022
-------------------------------------------------------------------------------
Total current                               41,189       26,906       62,827
-------------------------------------------------------------------------------
Deferred:
   Federal                                  15,459        6,624      (32,855)
-------------------------------------------------------------------------------
Total deferred                              15,459        6,624      (32,855)
-------------------------------------------------------------------------------
Income tax provision                       $56,648      $33,530      $29,972
===============================================================================

Deferred income tax assets (liabilities) were comprised of the following at December 31:

                                                           1998         1997
===============================================================================
Deferred income tax assets:
   Net operating loss carryforwards                     $45,258      $45,236
   Tax credit carryforwards                               3,837        3,837
   Inventory (intercompany profit in inventory
     and excess of tax over book valuation)              23,302       19,377
   Intangibles                                           17,034       22,200
   Accruals not currently deductible                      6,456       17,229
-------------------------------------------------------------------------------
Deferred income tax assets                               95,887      107,879
-------------------------------------------------------------------------------
Deferred income tax liabilities:
   Unrealized gain on investments                        (4,566)      (7,112)
   Accumulated depreciation                             (12,467)      (9,000)
-------------------------------------------------------------------------------
Deferred income tax liabilities                         (17,033)     (16,112)
-------------------------------------------------------------------------------
Net deferred income tax assets                          $78,854      $91,767
===============================================================================

The reconciliation of the Company's effective income tax rate to the statutory U.S. federal income tax rate of 35% is as follows:

                                                             1998         1997         1996
===========================================================================================
Income tax provision at U.S. statutory rate               $65,006      $30,883      $31,713
Increase (decrease) in taxes resulting from:
   State income taxes, net of federal tax benefit           4,091        2,613        4,309
   Tax benefits from foreign sales corporation             (5,662)      (4,600)      (3,878)
   Tax benefits from Puerto Rican Section 936 operations      (63)      (1,152)      (3,128)
   Non-deductible acquisition costs                            --        6,280        1,960
   Foreign taxes at higher (lower) rates                   (6,212)       1,023        1,849
   Other                                                     (512)      (1,517)      (2,853)
-------------------------------------------------------------------------------------------
Income tax provision                                      $56,648      $33,530      $29,972
===========================================================================================
Effective income tax rate                                   30.5%        38.0%        33.1%
===========================================================================================

At December 31, 1998, the Company has net operating loss and research and development tax credit carryforwards for federal income tax purposes of approximately $139,862 and $3,682, respectively, that will expire from 2002 through 2011 if not utilized, and are subject to annual limitations.

The Company is in Tax Court with the Internal Revenue Service ("IRS") over deficiency notices for $16,400 in taxes for the period 1990-1991. The Company is refuting the IRS deficiency and has asserted that the Company is in fact owed a refund. The trial is expected to begin in 1999. In addition, the IRS completed an audit examination of the Company's 1992-1994 income tax returns in early 1998 and proposed an adjustment of $41,800 in taxes. The Company filed a protest for the 1992-1994 audit cycle, which is currently held in suspense pending the resolution of the 1990-1991 litigation. The adjustments relate primarily to the Company's Puerto Rican operations. The deficiency amounts do not include interest, state taxes, or offsetting Puerto Rico tax refunds. The net effect of these items is not material. It is likely that a similar additional adjustment will be proposed for 1995. The Company is vigorously contesting this adjustment. The Company expects that the ultimate resolution will not have material adverse effect on its financial position or liquidity, but could potentially be material to the net income of a particular future period if resolved unfavorably.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries ($56,945 at December 31, 1998) because such earnings are intended to be indefinitely reinvested.

The Company made income tax payments of $48,031, $33,755 and $68,525 in 1998, 1997 and 1996, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 5 STOCK PURCHASE AND OPTION PLANS

STOCK PURCHASE: The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, shares of common stock at 85% of the fair market value at specified dates. Under the terms of the plan, 750,000 shares of common stock have been reserved for purchase by plan participants. Employees purchased 107,545, 112,469 and 108,795 shares in 1998, 1997 and 1996, respectively. At December 31, 1998, 274,428 shares were available for purchase under the plan.

STOCK-BASED COMPENSATION: Under the terms of the Company's various stock plans, 13,551,137 shares of common stock have been reserved for issuance to directors, officers and employees upon the grant of restricted stock or the exercise of stock options. Stock options are exercisable over periods up to 10 years from date of grant and may be "incentive stock options" or "non-qualified stock options" and may have stock appreciation rights attached. At December 31, 1998, there were a maximum of 3,781,856 shares available for grant and 9,769,281 options outstanding. At December 31, 1998, 1997 and 1996, there were options exercisable of 3,961,943, 3,362,361 and 2,578,387, respectively. Stock option transactions were:

                                                       WEIGHTED         RANGE OF
                                        OPTIONS   AVERAGE PRICE           OPTION
                                    OUTSTANDING       PER SHARE  EXERCISE PRICES
================================================================================
Balance at December 31, 1995          4,350,007          $26.27     $ 3.06-87.74
--------------------------------------------------------------------------------
   Granted                            2,288,998           36.36      25.00-46.76
   Cancelled                           (302,785)          39.78      18.58-57.50
   Exercised                           (917,204)          20.84       3.06-43.00
--------------------------------------------------------------------------------
Balance at December 31, 1996          5,419,016           31.27       3.56-87.74
--------------------------------------------------------------------------------
   Granted                            5,049,875           34.03      29.75-42.19
   Cancelled                           (615,140)          38.39      18.58-87.74
   Exercised                           (296,893)          23.56       3.56-43.00
--------------------------------------------------------------------------------
Balance at December 31, 1997          9,556,858           32.60       5.44-87.74
--------------------------------------------------------------------------------
   Granted                            1,350,300           30.21      20.63-38.47
   Cancelled                           (979,284)          36.09      18.58-87.74
   Exercised                           (158,593)          20.36       5.44-35.33
--------------------------------------------------------------------------------
Balance at December 31, 1998          9,769,281           32.12       6.46-87.74
================================================================================

The weighted-average fair value of options granted during 1998 was $10.91 per share. The following table summarizes the information about fixed-price options outstanding at December 31, 1998.

                        OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------
                               WEIGHTED-AVERAGE        WEIGHTED-                     WEIGHTED-
       RANGE OF                 REMAINING YEARS          AVERAGE                       AVERAGE
EXERCISE PRICES  OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE  EXERCISE PRICE
================================================================================================
$ 6.46 -  8.77       40,977                 0.1          $ 7.17         40,977          $ 7.17
  8.77 - 17.55       76,801                 1.2           14.61         76,801           14.61
 17.55 - 26.32    1,475,442                 5.0           21.84      1,344,148           21.60
 26.32 - 35.10    4,991,280                 8.1           30.57      1,704,363           30.07
 35.10 - 43.87    2,897,817                 8.3           38.71        517,979           39.22
 43.87 - 52.64      220,756                 5.0           49.50        211,467           49.62
 52.64 - 87.74       66,208                 4.5           66.54         66,208           66.54
------------------------------------------------------------------------------------------------
                  9,769,281                 7.5           32.12      3,961,943           29.51
================================================================================================

Pursuant to the terms of the Company's various stock plans, optionees can use cash, previously owned shares or a combination of cash and previously owned shares to reimburse the Company for the cost of the option and the related tax liabilities. Any such shares are acquired from the optionee at the fair market value of the stock on the transaction date.

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

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock option awards. Had compensation expense for the Company's stock option awards been determined based upon their grant date fair value consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced by $11,822, or $.14 per share, $12,911, or $.14 per share, and $4,985, or $.05 per share for 1998, 1997 and 1996, respectively. These amounts are not necessarily indicative of the amounts that

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

will be reported in the future. The fair value of the options at the grant date was estimated using a variation of the Black-Scholes model with the following weighted average assumptions:

                                             1998         1997         1996
=============================================================================
Expected life (years)                           5            6            6
Interest rate                                4.5%         6.0%         6.3%
Volatility                                  33.4%        34.2%        40.5%
Dividend yield                                 0%           0%           0%
=============================================================================

Under the terms of the Company's Shareholder Rights Plan, upon the occurrence of certain events which result in a change in control as defined by the Plan, registered holders of common shares are entitled to purchase one-hundredth of a share of Series B Junior Preferred Stock at a stated price, or to purchase either the Company's shares or shares of the acquiring entity at half their market value.

NOTE 6 LONG-TERM DEBT

Long-term debt at December 31, 1998 and 1997, consisted of the following instruments:

                                                                           1998         1997
==============================================================================================
Revolving Credit Facility due March, 2003 at weighted
   average interest of 5.49%                                           $330,000     $     --
Revolving Credit Facility due July, 2001 at weighted
   average interest of 5.95%                                                 --      116,000
Uncommitted lines of credit at weighted average interest
   of 5.33% and 5.95% in 1998 and 1997, respectively.                    15,000       46,500
Convertible Subordinated Debenture
   due August 15, 2001 with a 5.75% interest rate                        29,995       57,500
----------------------------------------------------------------------------------------------
                                                                       $374,995     $220,000
==============================================================================================

The Company has a $350,000 committed revolving credit facility that expires on March 16, 2003 with a group of twenty-one banks. In addition, the Company has a $150,000 committed revolving credit facility that expires on March 15, 1999, with a group of twenty-one banks and was renewed in March 1999 with a group of seventeen banks and increased to $200,000. The rate of interest payable under these borrowing facilities is a floating rate and is a function of the London Interbank Offered Rate. A facility fee of .11% of the $350,000 revolving credit facility is paid quarterly and a .09% facility fee is paid quarterly on the $150,000 revolving credit facility.

These credit agreements contain various covenants that require the Company to maintain specified financial ratios, limit liens, regulate asset dispositions and subsidiary indebtedness and limits certain acquisitions and investments. At December 31, 1998, the Company was in compliance with these covenants.

In August 1996, the Company issued $57,500 aggregate principal amount of 5.75% convertible subordinated debentures due August 15, 2001. At the option of the holder, the notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of common stock at a conversion rate of 29.0909 shares per thousand dollars principal amount of notes (equivalent to a conversion price of $34.375 per share). Subsequent to August 15, 1999, the Company may notify holders of the debentures that they must either convert to common stock or redeem the debentures for cash. During 1998, the Company repurchased $27,505 principal amount of these debentures. Gains (losses) related to the repurchase of such debentures were insignificant. The fair value of the outstanding debentures at December 31, 1998, was estimated to be approximately $32,000.

NOTE 7 FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

Foreign Currency Hedging Activities: The Company enters into foreign exchange contracts to reduce its exposure to fluctuations in foreign currency exchange rates. The instruments used for hedging are readily marketable range forward options and forward contracts with banks. The changes in market value of such contracts have a high correlation to price changes in the currency of the hedged activity. Maturities of these instruments are typically one year or less from the transaction date.

The Company had foreign currency contracts totaling $38,353 and $85,213 at December 31, 1998 and December 31, 1997, respectively. The 1998 contracts are related to the exchange of German Marks, Canadian Dollars, British Pounds, Swedish Kroner and U.S. Dollars. These instruments were recorded at their fair market value at each balance sheet date and any resulting gains or losses are included in other income (expense), net.

OTHER FINANCIAL INSTRUMENTS: Marketable securities consist of equity instruments, bank certificates of deposit, U.S. government obligations, commercial paper, and Puerto Rico industrial development bonds. Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Securities," debt securities that the Company does not have the positive intent to hold to maturity and all marketable equity securities are classified as available-for-sale and are carried at fair value. A net realized gain of $15,624, $6,768 and $1,195 was recorded in other income on sales of available-for-sale securities in 1998, 1997 and 1996, respectively. The net unrealized holding gain on available-for-sale securities included in accumulated other comprehensive income was $7,449 (net of $4,566 of current deferred income taxes) at December 31, 1998.

The cost and estimated fair market value of financial instruments at December 31, 1998 and December 31, 1997, consisted of the following:

                                         1998                   1997
================================================================================
                                              ESTIMATED                ESTIMATED
                                    COST     FAIR VALUE        COST   FAIR VALUE
================================================================================
Assets:
   Cash and Cash Equivalents     $ 3,775       $ 3,775     $ 28,530     $ 28,530
   Marketable Securities         $72,200       $84,215     $137,292     $156,006
================================================================================

CONCENTRATION OF CREDIT RISK: Trade accounts receivables, certain marketable securities and foreign exchange contracts may subject the Company to concentration of credit risk.

Within the European Economic Union and in many emerging markets, payment of certain accounts receivable is made by the national health care system within several countries. Although the Company does not anticipate collection problems with these receivables, payment is dependent to a certain extent upon the economic situation within these countries. The credit risk associated with the balance of the trade receivables is mitigated due to dispersion of the receivables over a large number of customers in many geographic areas. The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business.

Marketable securities are placed with high credit qualified financial institutions and Company policy limits the credit exposure to any one financial institution. Counterparties to foreign exchange contracts are major financial institutions; therefore, credit loss from counterparty nonperformance is unlikely.

NOTE 8 RETIREMENT PLANS

DEFINED CONTRIBUTION PLAN: The Company has a defined contribution profit sharing plan, including features under section 401(k) of the Internal Revenue Code, which provides retirement benefits to substantially all full-time U.S. employees. Under the 401(k) portion of the plan, eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching certain eligible contributions. The Company's level of contribution to the profit sharing portion of the plan is subject to Board of Directors approval and is based on Company performance. In addition, the Company has defined contribution programs for employees outside the United States. The benefits under these plans are based primarily on compensation levels. Total retirement plan expense was $9,858, $8,859 and $5,783 in 1998, 1997 and 1996, respectively.

DEFINED BENEFIT PLANS: In certain countries outside the United States, the Company maintains defined benefit plans. An accrual of $6,179 was recorded as of December 31, 1998, which is approximately equal to the actuarially calculated unfunded liability and the related pension expense was not material.

NOTE 9 SEGMENT AND GEOGRAPHIC INFORMATION

SEGMENT INFORMATION: The Company has two reportable segments: Cardiac Rhythm Management (CRM) and Heart Valve Disease Management (HVDM). The Company's Cardiac Rhythm Management Division and its Daig Division have been aggregated for CRM. The CRM segment develops, manufactures and distributes bradycardia pulse generators and leads, tachycardia implantable cardioverter defibrillators, electrophysiology catheters and cardiology catheters. The HVDM segment develops, manufactures and distributes mechanical and tissue heart valves and valve repair products. Both segments sell their products through a combination of direct sales representatives and independent sales representatives.

Segment performance is evaluated based on worldwide operating results. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There were no inter-segment sales or transfers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company's reportable segments are business units that offer different products to distinct customers. These segments are each managed separately because they manufacture different products with discrete manufacturing processes.

YEAR ENDED DECEMBER 31, 1998                   CRM          HVDM    ALL OTHER(1)      TOTAL
==============================================================================================
Net sales to external customers           $735,123      $280,871    $      --    $1,015,994
Depreciation and amortization expense       55,297         6,106        7,450        68,853
Operating profit (3)                        70,024       147,832      (23,904)      193,952
Assets (4)                                 952,921       185,135      246,556     1,384,612
Expenditures for long-lived assets          45,866         5,828       26,533        78,227
----------------------------------------------------------------------------------------------
Year Ended December 31, 1997
==============================================================================================

Net sales to external customers           $716,347      $278,049     $     --    $  994,396
Depreciation and amortization expense       52,560         6,724        6,777        66,061
Operating profit (2), (3)                   23,673       142,707      (79,563)       86,817
Assets (4)                                 968,249       155,899      328,968     1,453,116
Expenditures for long-lived assets          60,513         4,359       26,090        90,962
----------------------------------------------------------------------------------------------
Year Ended December 31, 1996
==============================================================================================

Net sales to external customers           $607,277      $269,470     $     --    $  876,747
Depreciation and amortization expense       45,599         6,800        5,783        58,182
Operating profit (2), (3)                   45,482       135,417     (111,430)       69,469
Assets (4)                                 977,796       123,541      368,657     1,469,994
Expenditures for long-lived assets          81,372         5,280       13,849       100,501
==============================================================================================

(1) AMOUNTS INCLUDED IN ALL OTHER RELATE PRIMARILY TO CORPORATE, SPECIAL CHARGES AND PURCHASED R&D.

(2) ALL OTHER INCLUDES SPECIAL CHARGES TOTALING $58,669 AND $52,926 FOR 1997 AND 1996, RESPECTIVELY. IN ADDITION, ALL OTHER INCLUDES PURCHASED RESEARCH AND DEVELOPMENT CHARGES OF $40,350 FOR 1996.

(3) OTHER INCOME (EXPENSE), NET WAS EXCLUDED FROM THIS TABLE BECAUSE THIS FINANCIAL INFORMATION IS NOT USED BY THE CHIEF OPERATING DECISION MAKER TO EVALUATE SEGMENT PERFORMANCE AND MUST BE ADDED TO OPERATING PROFIT TO RECONCILE TO INCOME BEFORE TAXES.

(4) ASSETS ASSOCIATED WITH INCOME PRODUCING SEGMENTS ARE INCLUDED IN THE SEGMENT'S ASSETS WITH THE EXCEPTION OF THE HVDM HEADQUARTERS FACILITY THAT IS INCLUDED IN THE CORPORATE HEADQUARTERS ASSETS. HVDM IS ALLOCATED ITS PROPORTIONATE SHARE OF DEPRECIATION. CORPORATE ASSETS CONSIST PRINCIPALLY OF CASH AND CASH EQUIVALENTS, MARKETABLE SECURITIES AND PROPERTY AND EQUIPMENT.

Geographic Information:

                                                                      LONG-LIVED
YEAR ENDED DECEMBER 31, 1998                           NET SALES          ASSETS
================================================================================
United States                                        $   604,524        $538,403
Europe                                                   248,070          44,860
Other foreign countries                                  163,400          67,430
--------------------------------------------------------------------------------
Consolidated                                         $ 1,015,994        $650,693
================================================================================

Year Ended December 31, 1997
United States                                        $   581,514        $532,381
Europe                                                   227,871          40,697
Other foreign countries                                  185,011          74,370
--------------------------------------------------------------------------------
Consolidated                                         $   994,396        $647,448
================================================================================

Year Ended December 31, 1996
United States                                        $   519,240        $528,066
Europe                                                   220,017          42,456
Other foreign countries                                  137,490          75,404
--------------------------------------------------------------------------------
Consolidated                                         $   876,747        $645,926
================================================================================

CRM and HVDM do not have any single customer that represents more than 10% of applicable consolidated net sales. Net sales are allocated to specific geographies based on the location of the customer. Long-lived assets consist of net property, plant and equipment, net goodwill and other net intangibles.

NOTE 10 OTHER INCOME (EXPENSE), NET

Other income (expense), net consisted of the following:

                                                  1998         1997        1996
================================================================================
Interest income                              $   4,125    $   6,365    $  9,463
Interest expense                               (23,667)     (14,374)     (4,725)
Foreign exchange gains                          (3,304)       2,078       2,165
Net gain on the sale of equities                15,624        6,768       1,195
Gain on the sale of a business                      --           --      10,486
Other                                           (1,000)         582       2,556
--------------------------------------------------------------------------------
Other income (expense), net                  $  (8,222)   $   1,419    $ 21,140
================================================================================

The Company periodically directly invests in the equities of emerging technologies that may complement the Company's technologies. In 1998, 1997 and 1996, the Company realized a gain on the sale of certain of these equity investments. In 1996, the Company sold its cardiac assist operations for approximately $24,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 11 OTHER ASSETS

Other assets as of December 31, 1998 and 1997, net of accumulated amortization of $86,415 and $65,009, respectively, consisted of the following:

                                                               1998         1997
================================================================================
Investments in companies, joint ventures and partnerships  $  3,735     $  4,717
Goodwill and other intangibles                              322,434      345,303
Deferred tax assets                                          44,667       55,488
Other                                                         3,053        2,181
--------------------------------------------------------------------------------
Other assets, net                                          $373,889     $407,689
================================================================================

Investments in companies, joint ventures, and partnerships are stated at cost which approximates market. Goodwill and other intangible assets consist principally of the excess of cost over net assets of certain acquired businesses and technology and are being amortized over periods ranging from 10 to 20 years.

NOTE 12 LEASE COMMITMENTS

The Company leases various facilities under noncancelable operating lease arrangements. The major facility leases are for terms of three to ten years and generally provide renewal options. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Rent expense under all operating leases was approximately $7,341, $7,081 and $6,596 in 1998, 1997 and 1996, respectively.

Future minimum lease payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1998, are as follows:

YEAR ENDING DECEMBER 31
=================================================================
   1999                                                  $  7,465
   2000                                                     6,724
   2001                                                     6,268
   2002                                                     5,185
   2003                                                     4,535
   After 2003                                                 372
-----------------------------------------------------------------
   Total minimum lease payments                           $30,549
=================================================================

NOTE 13 CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE

Pursuant to Emerging Issues Task Force (EITF) No. 97-13, the Company changed its accounting policy in the fourth quarter of 1997, regarding a project it began in 1995, to install a new software system and to reengineer certain related processes. Previously, substantially all the system costs relating to the project were capitalized, including the portion related to business process reengineering. The Company expensed the unamortized balance of these costs as of September 30, 1997, of $1,566 (net of income taxes of $980) and recorded the charge as a cumulative effect of an accounting change during the fourth quarter of 1997.

NOTE 14 CONTINGENCIES

The Company is involved in various products liability lawsuits, claims and proceedings of a nature considered normal to its business. Subject to self-insured retentions, the Company has products liability insurance sufficient to cover such claims and suits. The Company's product liability insurance policies exclude coverage for two discontinued Pacesetter lead models. These discontinued lead models were the subject of class action product liability suits that have been settled. Management believes losses that might be sustained from such actions would not have a material adverse effect on the Company's liquidity or consolidated financial condition, but could potentially be material to the net income of a particular future period if resolved unfavorably.

NOTE 15 SUBSEQUENT EVENT

On February 5, 1999, the Company executed a definitive purchase and sale agreement to acquire the Angio-Seal business of Tyco International Ltd. for $167,000. The transaction is subject to government review under the Hart-Scott-Rodino Act, but is expected to be completed by the end of the first quarter of 1999. This transaction will be accounted for under the purchase accounting method.

NOTE 16 QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 1998 and 1997 was as follows:

                                                        QUARTER
                                        FIRST     SECOND       THIRD     FOURTH
================================================================================
Year Ended December 31, 1998:
     Net sales                       $257,488   $261,232    $248,822   $248,452
     Gross profit                     159,262    165,207     158,118    160,467
     Net income                        29,175     40,034      29,450     30,423
     Diluted earnings per share           .32        .47         .35        .36

Year Ended December 31, 1997:
     Net sales                       $250,390   $261,456    $233,189   $249,361
     Gross profit                     158,674    169,824     144,423    155,758
     Net income                        22,877      8,765*     18,552      2,946*
     Diluted earnings per share           .25        .09         .20        .03
================================================================================

THE FULL YEAR 1997 DILUTED EARNINGS PER SHARE WERE $.01 HIGHER THAN THE SUM OF THE QUARTERS DUE TO ROUNDING.

* INCLUDES THE EFFECT OF PRE-TAX SPECIAL CHARGES ASSOCIATED WITH THE VENTRITEX MERGER AND THE CONSOLIDATION OF CARDIAC RHYTHM MANAGEMENT OPERATIONS OF $30,645 AND $28,024 IN THE SECOND AND FOURTH QUARTERS, RESPECTIVELY.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 1998            1997*          1996**        1995       1994***
                                    --------------------------------------------------------------------------------------------
          SUMMARY OF OPERATIONS     Net sales              $1,015,994       $  994,396      $  876,747   $  848,078   $  517,433
            FOR THE YEAR ENDED:     --------------------------------------------------------------------------------------------
                                    Gross profit           $  643,054       $  628,679      $  581,859   $  555,290   $  353,623
                                    --------------------------------------------------------------------------------------------
                                         Percent of sales       63.3%            63.2%           66.4%        65.5%        68.3%
                                    --------------------------------------------------------------------------------------------
                                    Operating profit       $  193,952       $   86,817      $   69,469   $  169,086   $  123,516
                                    --------------------------------------------------------------------------------------------
                                         Percent of sales       19.1%             8.7%            8.0%        19.9%        23.9%
                                    --------------------------------------------------------------------------------------------
                                    Net income             $  129,082       $   53,140      $   60,637   $  117,116   $   95,749
                                    --------------------------------------------------------------------------------------------
                                         Percent of sales       12.7%             5.3%            6.9%        13.8%        18.5%
                                    --------------------------------------------------------------------------------------------
                                    Diluted earnings per
                                       share               $     1.50       $     0.58      $     0.66   $     1.28   $     1.06
                                    --------------------------------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END:     Cash and marketable
                                       securities          $   87,990       $  184,536      $  235,395   $  239,621   $  209,099
                                    --------------------------------------------------------------------------------------------
                                    Working capital        $  479,067       $  497,188      $  429,451   $  405,060   $  426,297
                                    --------------------------------------------------------------------------------------------
                                    Total assets           $1,384,612       $1,453,116      $1,469,994   $1,192,235   $1,101,283
                                    --------------------------------------------------------------------------------------------
                                    Long-term debt         $  374,995       $  220,000      $  229,500   $  120,000   $  255,000
                                    --------------------------------------------------------------------------------------------
                                    Total shareholders'
                                       equity              $  806,220       $  987,022      $  922,061   $  855,388   $  772,629
                                    --------------------------------------------------------------------------------------------

                    OTHER DATA:     Dividend declared
                                       per share           $       --       $       --      $       --   $       --   $     0.20
                                    --------------------------------------------------------------------------------------------
                                    Diluted weighted
                                       average shares
                                       outstanding         86,145,000       92,052,000      92,372,000   91,335,000   90,558,000
                                    --------------------------------------------------------------------------------------------
                                    Total employees             3,984            3,772           4,168        3,090        2,980
                                    ============================================================================================

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

 *    RESULTS FOR 1997 INCLUDE $58,669 PRE-TAX CHARGE FOR SPECIAL CHARGES.

 ** RESULTS FOR 1996 INCLUDE $88,158 PRE-TAX CHARGE FOR PURCHASED RESEARCH AND DEVELOPMENT AND SPECIAL CHARGES.

 *** RESULTS FOR 1994 INCLUDE $40,800 PRE-TAX CHARGE FOR PURCHASED RESEARCH AND DEVELOPMENT.

INVESTOR INFORMATION

TRANSFER AGENT
Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or change of address should be directed to the Company's Transfer Agent at:

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey 07303-2500
800-317-4445

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders will be held at 9:30 a.m. on Wednesday, May 5, 1999, at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota.

INVESTOR INFORMATION
A copy of the Company's annual report on Form 10-K or other financial results will be provided free of charge to any shareholder upon written request to Investor Relations, St. Jude Medical, Inc., One Lillehei Plaza, St.
Paul, Minnesota 55117-9983.

To obtain information about the Company call 1-800-552-7664, or write to: Laura Merriam, Director, Investor Relations, St. Jude Medical, Inc., One Lillehei Plaza, St. Paul, Minnesota 55117-9983.



COMPANY STOCK SPLITS
2:1 on 4/27/79, 1/25/80, 9/30/86, 3/15/89 and 4/30/90
3:2 on 11/16/95

STOCK EXCHANGE LISTINGS
New York Stock Exchange
Chicago Board Options Exchange (CB)
Symbol: STJ

The range of high and low prices per share for the Company's common stock for fiscal 1998 and 1997 is set forth below. As of February 10, 1999, the Company had 4,443 shareholders of record.

YEAR ENDED DECEMBER 31              1998                      1997
------------------------------------------------------------------------------
QUARTER                     HIGH          LOW          HIGH         LOW
------------------------------------------------------------------------------
First                       $38.00        $29.06       $42.38       $33.25
Second                      $39.69        $33.06       $39.75       $29.13
Third                       $36.63        $19.19       $42.88       $33.50
Fourth                      $31.88        $19.19       $35.06       $27.06

TRADEMARKS
Affinity(R), Angstrom(R), APS(R) III, AutoCapture(TM), Contour(R), EnCap(TM), Flatcap(TM), Genisis(R), Lynx(TM), Livewire(TM), Locator(TM), Microny(TM), Passive Plus(R) DX, Phoenix(R), Profile(TM), Silzone(TM), SJM(R), SJM Epic(TM), SJM Quattro(TM), SJM Regent(TM), SJM Tailor(TM), Spyglass(TM), Toronto SPV(R), Trilogy(R).

48