Form 10-K, Exhibit 13
period 1999-12-31
ST JUDE MEDICAL INC
filed 2000-03-27
CIK 203077

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

RESULTS OF OPERATIONS

INTRODUCTION

St. Jude Medical, Inc. ("St. Jude Medical" or the "Company") is a global leader in the development, manufacturing and distribution of medical device products for the cardiac rhythm management, cardiology and vascular access, and heart valve disease management markets. The Company has two reportable segments:
Cardiac Rhythm Management (CRM) and Heart Valve Disease Management (HVDM). The CRM segment, which includes the results from the Company's Cardiac Rhythm Management Division and Daig Division, develops, manufactures and distributes bradycardia pulse generator and tachycardia implantable cardioverter defibrillator (ICD) systems, electrophysiology and interventional cardiology catheters, and vascular closure devices. The HVDM segment develops, manufactures and distributes mechanical and tissue heart valves and valve repair products, and is in the process of developing suture-free devices to facilitate coronary artery bypass graft anastomoses.

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest December 31, but for clarity of presentation, describes all periods as if the year end is December 31. Fiscal years 1999 and 1998 each consisted of fifty-two weeks and fiscal year 1997 consisted of fifty-three weeks.

The commentary that follows should be read in conjunction with the Company's consolidated financial statements and related notes.

ACQUISITIONS

Following is a discussion on the Company's business acquisitions during the last three years:

VASCULAR SCIENCE, INC. (VSI): On September 27, 1999, the Company purchased the outstanding common stock of VSI for $75,071 in cash, net of cash acquired, plus additional contingent consideration related to product development milestones for regulatory approvals and to future sales. VSI was a development-stage company focused on the development of suture-free devices to facilitate coronary artery bypass graft anastomoses.

ANGIO-SEAL(TM): On March 16, 1999, the Company purchased the
Angio-Seal(TM)business of Tyco International Ltd. for $167,000 in cash. Angio-Seal(TM)manufactures and markets hemostatic puncture closure devices.

OTHER: During 1999, the Company acquired the assets of various businesses used in the distribution of the Company's products for $21,056 in cash and common stock.

VENTRITEX, INC. ("VENTRITEX"): On May 15, 1997, the Company acquired Ventritex, a manufacturer of ICDs and related products. St. Jude Medical issued 10,437,800 shares of its common stock to the Ventritex shareholders at an exchange rate of
0.5 shares of Company common stock for every one share of Ventritex common stock. The transaction qualified as a tax-free reorganization.

The 1999 acquisitions were recorded using the purchase method of accounting. The operating results of each of these acquisitions were included in the Company's consolidated financial statements from the date of each acquisition. The Ventritex acquisition was accounted for as a pooling of interests and as such, the historical results of St. Jude Medical were restated at the time of the acquisition to include the historical operating results of Ventritex.

NET SALES

Net sales by geographic markets were as follows:

                                          1999              1998            1997
--------------------------------------------------------------------------------
United States                       $  689,051        $  604,524        $581,514
Western Europe                         259,300           248,070         227,871
Other foreign countries                166,198           163,400         185,011
--------------------------------------------------------------------------------
   Total net sales                  $1,114,549        $1,015,994        $994,396
--------------------------------------------------------------------------------

Overall, foreign exchange rate movements had an unfavorable year-to-year impact of $14,900 and $5,200 in 1999 and 1998, respectively, due primarily to the strengthening of the U.S. dollar against the major Western European currencies. This negative effect is not necessarily indicative of the impact on net earnings due to partially offsetting favorable foreign currency changes on operating costs and to the Company's hedging activities.

Segment net sales were as follows:
                                          1999              1998            1997
--------------------------------------------------------------------------------
CRM                                 $  843,117        $  735,123        $716,347
HVDM                                   271,432           280,871         278,049
--------------------------------------------------------------------------------
   Total net sales                  $1,114,549        $1,015,994        $994,396
--------------------------------------------------------------------------------

CRM 1999 net sales increased 14.7% over 1998 due primarily to increased bradycardia net sales, increased electrophysiology (EP) catheter unit sales, and the acquisition of Angio-Seal(TM).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The bradycardia net sales increase relates to the Company's introduction of the Affinity(R) pacemaker family in the second quarter of 1999 and to an expanded U.S. sales force. CRM 1998 net sales increased 2.6% over 1997 due primarily to higher ICD sales with the commercial release of the Angstrom(R) II and the Angstrom(R) MD ICDs during 1998, offset in part by lower bradycardia sales due to the effects of the stronger U.S. dollar, fewer domestic sales representatives, the timing of certain distributor orders, and to a fifty-two week year in 1998 versus a fifty-three week year in 1997. The impact of one less selling week in 1998 effectively reduced net sales by approximately $11,000 as compared to 1997.

HVDM 1999 net sales decreased 3.4% from 1998 due to the effects of the stronger U.S. dollar, reduced sales to certain distributors in emerging markets, and a slight clinical preference shift from mechanical valves to tissue valves in the U.S. market where HVDM holds significant mechanical valve market share and a smaller share of the tissue valve market. HVDM 1998 net sales increased 1.0% from 1997 due the introduction of the Toronto SPV(R) valve in the U.S., offset in part by the effects of the stronger U.S. dollar, the timing of certain distributor orders, curtailed marketing efforts in certain international markets, and to a fifty-two week year in 1998 versus a fifty-three week year in 1997. The impact of one less selling week in 1998 effectively reduced net sales by approximately $5,000 as compared to 1997.

GROSS PROFIT

Gross profits were as follows:

                                           1999            1998            1997
-------------------------------------------------------------------------------
Gross profit                           $733,647        $643,054        $628,679
Percentage of net sales                    65.8%           63.3%           63.2%
z==============================================================================

The Company's 1999 gross profit margin increased 2.5 percentage points over 1998 due primarily to CRM's manufacturing efficiencies and higher CRM unit sales that were partially offset by the impact of the stronger U.S. dollar and lower HVDM unit sales. The Company's 1998 gross profit percentage remained relatively constant from 1997 due primarily to HVDM's manufacturing efficiencies, the elimination of certain acquired facilities, and increased ICD net sales, offset in part by the impact of the stronger U.S. dollar and lower mechanical heart valve and bradycardia unit sales.

OPERATING EXPENSES

Certain operating expenses were as follows:

                                           1999            1998            1997
-------------------------------------------------------------------------------
Selling, general
   and administrative                  $394,418        $349,346        $378,500
Percentage of net sales                    35.4%           34.4%           38.1%

Research and development               $125,059        $ 99,756        $104,693
Percentage of net sales                    11.2%            9.8%           10.5%
z==============================================================================

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSE: SG&A expense increased in 1999 due primarily to increased sales activities, increased litigation, Year 2000 related expenses, and to higher intangible asset amortization related to the Angio-Seal(TM) acquisition. SG&A expense decreased in 1998 from 1997 due primarily to the full year effect of the Company's 1997 integration and consolidation efforts related to acquisitions, as well as to further consolidation of certain other pre-existing CRM operations.

RESEARCH AND DEVELOPMENT (R&D) EXPENSE: R&D expense increased in 1999 due to increased CRM activities relating primarily to ICDs and products to treat emerging indications in atrial fibrillation and congestive heart failure, and to HVDM activities associated with the technology acquired in the VSI acquisition. R&D expense decreased in 1998 from 1997 due primarily to the full year effect of the Company's 1997 integration and consolidation efforts related to acquisitions.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT EXPENSE: In 1999, the Company recorded purchased in-process research and development charges of $47,775 and $67,453 in connection with the acquisitions of Angio-Seal(TM) and VSI, respectively. The purchased in-process research and development charges were computed by an independent third-party appraisal company and were expensed at close, except as noted below, since technological feasibility had not been established and since there were no alternative future uses for the technology. The values assigned to purchased in-process research and development were determined primarily by the income approach, utilizing discount rates ranging from 25% to 35%. Certain other factors considered in these valuations included the stage of development of each project, which ranged from 35% to 90% complete, complexity of the work completed at the valuation date, and market introductions for products resulting from the technology beginning in late 1999 for Angio-Seal(TM) and 2000 for VSI.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The purchased in-process technologies required additional development to create commercially viable products. This development included completion of design, prototyping, and testing to ensure the technologies meet their design specifications, including functional, technical and economic performance requirements. In addition, the technology was required to undergo both international and domestic regulatory reviews and approvals prior to being commercially released to the market.

The total appraised value of the VSI purchased in-process research and development was $95,500, of which $67,453 was expensed at close. The remaining balance of the in-process research and development valuation ($28,047) will be recorded in the Company's financial statements as purchased in-process research and development expense when payment of the contingent consideration is assured beyond a reasonable doubt. All other contingent consideration payments in excess of the $28,047 will be capitalized as goodwill.

SPECIAL CHARGES: The Company restructured its international operations during the third quarter of 1999 to improve the effectiveness and efficiency of its international business by clarifying business unit accountabilities and focusing the operations of its business units outside the U.S., and by removing administrative redundancies in the Company's non-U.S. management structure. This restructuring resulted in the elimination of certain administrative management positions. The Company recorded a $9,754 charge in the third quarter of 1999 related primarily to this restructuring, of which $4,102 was used through December 31, 1999. The Company anticipates that substantially all of the remaining balance will be utilized during 2000.

The Company recorded special charges totaling $58,669 during 1997 related to Ventritex merger transaction costs ($8,227), various distributor agreement terminations ($12,925), repositioning of Pacesetter manufacturing operations in connection with the Ventritex integration ($18,139), and to the repositioning of Ventritex operations ($19,378). The Company has utilized $56,090 of the special charge reserves through December 31, 1999. The balance of the remaining special charge accruals are expected to be utilized as the remaining contractual obligations come due.

OTHER INCOME (EXPENSE)

Interest expense was $28,104 in 1999, $23,667 in 1998 and $14,374 in 1997. The
increases in 1999 and 1998 were due to increased debt levels resulting primarily from the Company's acquisitions and share repurchases during 1999 and 1998.

Net investment gains of $848 in 1999, $15,624 in 1998 and $6,768 in 1997 resulted primarily from the periodic sales of the Company's marketable equity security holdings.

INCOME TAXES

The Company's reported effective income tax rate was 63.8% in 1999 as compared with 30.5% in 1998. Exclusive of the purchased in-process research and development and special charges, the Company's effective income tax rate was 25.0% in 1999. The decrease in the effective income tax rate from 30.5% in 1998 to 25.0% in 1999 was primarily attributable to higher research and development credits and foreign sales corporation benefits relative to pre-tax earnings in 1999. The 1999 purchased in-process research and development charges were either non-deductible for income tax purposes or were recorded in a taxing jurisdiction with a low income tax rate.

The Company's effective income tax rate decreased from 38.0% in 1997 to 30.5% in 1998 due primarily to a greater proportion of earnings in countries with lower tax rates and to the elimination of non-deductible merger costs related to the 1997 Ventritex acquisition.

The Company has not recorded deferred income taxes on its foreign subsidiaries' undistributed earnings as such amounts are currently intended to be indefinitely reinvested.

NET EARNINGS

Net earnings, exclusive of purchased in-process research and development charges, special charges and cumulative effect of accounting change, were $143,989 in 1999, $129,082 in 1998 and $97,692 in 1997. Reported net earnings and diluted net earnings per share were $24,227, or $0.29 per share, in 1999, $129,082, or $1.50 per share, in 1998, and $53,140, or $0.58 per share, in 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

OUTLOOK

The Company expects that market demand, government regulation and societal pressures will continue to change the worldwide health care industry resulting in further business consolidations and alliances. The Company participates with industry groups to promote the use of advanced medical device technology in a cost conscious environment. Customer service in the form of cost-effective clinical outcomes will continue to be a primary focus for the Company.

The Company's HVDM business is in a highly competitive market. The market is segmented between mechanical heart valves, tissue heart valves, and repair products. During 1999, the U.S. market continued its slight shift to tissue valve and repair products from mechanical heart valves resulting in a small market share loss. Competition is anticipated to place pressure on pricing and terms, and health care reform is expected to result in further hospital consolidations over time.

The Company's CRM business is also in a highly competitive industry that is undergoing consolidation. The number of principal suppliers has decreased from four to three. The Company's two principal competitors each have substantially more assets, sales and sales personnel than the Company. In addition, the Company's two principal competitors in the ICD market have dual-chamber ICDs on the market that represent an increasing percentage of the overall ICD market. The Company began clinical evaluation of a dual-chamber ICD in late 1999. However, until the Company commercially introduces a dual-chamber ICD into the market, the continued growth of dual-chamber ICDs at the expense of single-chamber ICDs could adversely affect the Company. Rapid technological change is expected to continue, requiring the Company to invest heavily in R&D and to effectively market its products.

The global medical device market is highly competitive. Competitors have historically employed litigation to gain a competitive advantage. In addition, the Company's products must continually improve technologically and provide improved clinical outcomes due to the competitive nature of the industry.

Group purchasing organizations (GPOs) in the U.S. continue to consolidate the purchasing for some of the Company's customers. Several such GPOs have executed contracts with the Company's CRM market competitors which exclude the Company. These contracts, if enforced, may adversely affect the Company's sales of CRM products to members of these GPOs.

On January 21, 2000, the Company initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating a proprietary Silzone(R) coating on the sewing cuff fabric. The Company also concluded that it will no longer utilize the Silzone(R) coating. The Company expects to record a non-recurring charge against first quarter 2000 earnings, which is currently estimated at $16,000 to $20,000, for the write-off of inventory and other costs related to this recall and product discontinuation. However, there can be no assurance that the final costs associated with this recall will not exceed management's current estimates. Other than this non-recurring charge, management believes that this recall will not materially impact the Company's year 2000 earnings or cash flows based primarily on the fact that the Company's non-Silzone(R) coated products, which represent 75% of the Company's heart valve shipments, are not affected by this recall.

The IRS has proposed adjustments of approximately $58,200 in additional taxes relating primarily to the Company's Puerto Rican operations for the years 1990 through 1994. Management believes that the IRS will propose similar adjustments of approximately $15,500 for 1995. Management is vigorously contesting these adjustments and expects that the ultimate resolution will not have material adverse effect on the Company's financial position or liquidity, but could potentially be material to the net earnings of a particular future period if resolved unfavorably.

MARKET RISK

The Company is exposed to foreign exchange rate fluctuations due to its transactions denominated primarily in Euros, currencies tied to the Euro, Canadian Dollars, British Pounds, and Swedish Kroners. The Company is also exposed to interest rate risk on its interest-bearing debt and equity price risk on its marketable equity security investments.

The Company attempts to minimize a portion of its foreign exchange rate risk through the use of forward exchange or option contracts. The gains or losses on these contracts offset changes in the fair value of the anticipated foreign currency transactions. It is the Company's practice to not enter into contracts for trading purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company's forward exchange contracts had fair values of ($263) and ($422) at December 31, 1999 and 1998. Utilizing the Company's outstanding forward exchange contracts at December 31, 1999 and 1998, a hypothetical 10% unfavorable change in the foreign currency spot rates would have negatively impacted the fair value of the Company's forward exchange contracts by $2,745 and $3,327. A majority of any gains or losses on the fair value of these contracts would ultimately be offset by gains or losses on the anticipated transactions. Such offsetting gains or losses are not reflected in the hypothetical 10% unfavorable change.

A substantial portion of the Company's interest-bearing debt provides for interest at variable rates tied to the London Interbank Offered Rate ("LIBOR"). The Company periodically enters into interest rate swap or option contracts to reduce its exposures to interest rate fluctuations. During the third quarter of 1999, the Company entered into an interest rate swap contract to hedge a substantial portion of its variable interest rate risk through January 2000 on $138,000 of revolving credit facility borrowings. The fair market value of this contract at December 31, 1999, and the impact of the contract on 1999 earnings were not material. There were no interest rate contracts outstanding in 1998 or 1997.

The Company periodically invests in marketable equity securities of emerging technology companies. The Company's investments in these companies had a fair value of $15,487 and $20,300 at December 31, 1999 and 1998, which is subject to the underlying price risk of the public equity markets.

On January 1, 1999, eleven of the fifteen member countries of the European Economic Community (EEC) established fixed conversion rates between their existing sovereign currencies and the Euro, and adopted the Euro as the legal common currency for their countries. The sovereign currencies of these countries will remain legal tender as denominations of the Euro between January 1, 1999 and January 1, 2002. During this transition period, public and private parties may pay for goods and services using either the Euro or the sovereign currency. Beginning January 1, 2002, these countries will issue new Euro-denominated bills and coins for use in cash transactions. The Company does not expect the Euro conversion to have a short-term material effect on the Company's operations. However, subsequent to the Year 2001, cross-country pricing in the EEC may become more transparent, which may impact the pricing of the Company's products. The Company has modified its computer programs to accommodate the Euro, the cost of which was not material. The Company will continue to evaluate the need to make other changes to accommodate the conversion to the Euro.

NEW ACCOUNTING PRONOUNCEMENT

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133), which is required to be adopted in years beginning after June 15, 2000, although early adoption as of the beginning of any fiscal quarter is permitted. Statement 133 requires companies to recognize all derivatives on the balance sheet at fair value. Derivatives not qualifying as hedges must be adjusted to fair value through earnings. If the derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management is continuing to review the impact of Statement 133 on the Company's financial statements.

FINANCIAL CONDITION

LIQUIDITY

The Company's liquidity and cash flows remained strong during 1999. Cash provided by operating activities was $256,067 in 1999, a $147,598 increase over 1998. The Company's current ratio was 2.4 to 1 at December 31, 1999.

Accounts receivable increased $11,744 from December 31, 1998, due to higher sales, offset in part by a decrease in average days to collect the receivables. Other assets increased $147,070 due primarily to the addition of certain intangible assets from the Angio-Seal(TM) acquisition. Interest-bearing debt increased $102,500 during 1999 due primarily to additional borrowings for the Angio-Seal(TM) and VSI acquisitions and the repurchase of common stock, offset in part by the repayment of debt with cash generated from operations. As of March 6, 2000, the Company had committed credit facilities totaling $500,000, of which $24,500 was unused.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Management believes that cash generated from operations and cash available under its credit facilities will be sufficient to meet the Company's working capital and share repurchase plan needs in the near term. Should suitable investment opportunities arise, management believes that the Company's earnings, cash flows and balance sheet will permit the Company to obtain additional debt or equity capital, if necessary.

CAPITAL STRUCTURE

The Company's capital structure consists of interest-bearing debt and equity. Interest-bearing debt as a percent of the Company's total capitalization increased from 32% at December 31, 1998 to 38% at December 31, 1999 due primarily to the Angio-Seal(TM) and VSI acquisitions.

During 1999, the Company's Board of Directors authorized the repurchase of up to $250,000 of the Company's outstanding common stock over a three-year period. The Company repurchased 977,500 shares of its common stock for $29,826 during 1999.

DIVIDENDS

The Company has not declared or paid any dividends during 1999, 1998 or 1997. Management currently intends to utilize the Company's earnings for operating and investment purposes, including the repurchase of its common stock.

YEAR 2000 DISCLOSURE

The Company has not experienced any material disruptions related to the Year 2000. The Company's products were effectively not impacted by the Year 2000. Also, the Company was able to execute its plans to address any internal Year 2000 issues related to its information technology and business systems, and to make general inquiries of its business partners' readiness for Year 2000. However, because the Company is dependent on various business partners for certain aspects of its business, the impact on the Company related to the Year 2000 may still not be known. Management continues to monitor for potential issues related to the Year 2000 and will execute its contingency plans, if necessary. However, based upon the Company's interactions with its business partners in 2000, management believes that any future, material event related to the Year 2000 is unlikely.

The total cost associated with the Company's Year 2000 remediation was approximately $3,500 and was reflected in the Company's historical results of operations. The cost of implementing the Company's uniform worldwide business and accounting information system (approximately $45,000) has not been included in this figure since replacement of the previous systems was not accelerated due to Year 2000 issues.

CAUTIONARY STATEMENTS

As provided for in the Private Securities Litigation Reform Act of 1995, the Company cautions investors that a number of factors could cause actual future results of operations to vary from those anticipated in previously made forward-looking statements and any other forward-looking statements made in this document and elsewhere by or on behalf of the Company. Net sales could be materially affected by legislative or administrative reforms to the U.S. Medicare and Medicaid systems and non-U.S. reimbursement systems in a manner that would significantly reduce reimbursement for procedures using the Company's medical devices, the acquisition of key patents by competitors that would have the effect of excluding the Company from new market segments, health care industry consolidation resulting in customer demands for price concessions, products introduced by competitors with advanced technology and better features and benefits or lower prices, fewer procedures performed in a cost-conscious environment, and the lengthy approval time by the FDA or other government authorities to clear implantable medical devices for commercial release. Cost of sales could be materially affected by unfavorable developments in the area of products liability and price increases from the Company's suppliers of critical components, a number of which are sole sourced. Operations could be affected by the Company's ability to execute its diversification strategy or to integrate acquired companies, a serious earthquake affecting the Company's facilities in Sylmar or Sunnyvale, California, adverse developments in the litigation arising from the acquisitions of Telectronics and Ventritex, unanticipated product failures and attempts by competitors to gain market share through aggressive marketing programs.

REPORT OF MANAGEMENT
--------------------------------------------------------------------------------

The management of St. Jude Medical, Inc. is responsible for the preparation, integrity and objectivity of the accompanying financial statements. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and include amounts which reflect management's best estimates based on its informed judgement and consideration given to materiality. Management is also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.

In the opinion of management, the Company's accounting systems and procedures, and related internal controls, provide reasonable assurance that transactions are executed in accordance with management's intention and authorization, that financial statements are prepared in accordance with accounting principles generally accepted in the United States, and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom. Management reviews and modifies the system of internal controls to improve its effectiveness. The effectiveness of the controls system is supported by the selection, retention and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility and a strong budgeting system of control.

St. Jude Medical, Inc. also recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and business conduct. This responsibility is reflected in the Company's business ethics policy.

The adequacy of the Company's internal accounting controls, the accounting principles employed in its financial reporting and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of outside directors. The independent auditors meet with, and have confidential access to, the Audit Committee to discuss the results of their audit work.

/s/ Terry L. Shepherd

TERRY L. SHEPHERD
PRESIDENT AND CHIEF EXECUTIVE OFFICER

/s/ John C. Heinmiller

JOHN C. HEINMILLER
VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER



REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------
Board of Directors and Shareholders
St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


                                        /s/ Ernst & Young LLP


Minneapolis, Minnesota
February 9, 2000

CONSOLIDATED STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

FISCAL YEAR ENDED DECEMBER 31                                     1999              1998              1997
----------------------------------------------------------------------------------------------------------
Net sales                                                 $  1,114,549      $  1,015,994      $    994,396
Cost of sales                                                  380,902           372,940           365,717
----------------------------------------------------------------------------------------------------------
   Gross profit                                                733,647           643,054           628,679

Selling, general and administrative expense                    394,418           349,346           378,500
Research and development expense                               125,059            99,756           104,693
Purchased in-process research and development expense          115,228                --                --
Special charges                                                  9,754                --            58,669
----------------------------------------------------------------------------------------------------------
   Operating profit                                             89,188           193,952            86,817

Other income (expense)                                         (22,184)           (8,222)            1,419
----------------------------------------------------------------------------------------------------------
   Earnings before income taxes and accounting change           67,004           185,730            88,236

Income tax expense                                              42,777            56,648            33,530
----------------------------------------------------------------------------------------------------------
   Net earnings before accounting change                        24,227           129,082            54,706

Cumulative effect of accounting change, net of taxes                --                --            (1,566)
----------------------------------------------------------------------------------------------------------

Net earnings                                              $     24,227      $    129,082      $     53,140
==========================================================================================================

BASIC EARNINGS PER SHARE:
   Net earnings before accounting change                  $       0.29      $       1.51      $       0.60
   Cumulative effect of accounting change                           --                --             (0.02)
----------------------------------------------------------------------------------------------------------
   Basic net earnings per share                           $       0.29      $       1.51      $       0.58
==========================================================================================================
DILUTED EARNINGS PER SHARE:
   Net earnings before accounting change                  $       0.29      $       1.50      $       0.59
   Cumulative effect of accounting change                           --                --             (0.01)
----------------------------------------------------------------------------------------------------------
   Diluted net earnings per share                         $       0.29      $       1.50      $       0.58
==========================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING:
   Basic                                                        84,274            85,714            91,426
   Diluted                                                      84,735            86,145            92,052
==========================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

DECEMBER 31                                                            1999              1998
---------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                      $      9,655      $      3,775
Marketable securities                                                79,238            84,215
Accounts receivable, less allowances for doubtful accounts          293,815           282,071
Inventories                                                         235,407           245,579
Deferred income taxes                                                36,609            34,187
Other                                                                35,575            32,637
---------------------------------------------------------------------------------------------
   Total current assets                                             690,299           682,464

PROPERTY, PLANT AND EQUIPMENT
Land, buildings and improvements                                    111,746           111,016
Machinery and equipment                                             286,706           270,246
Diagnostic equipment                                                176,079           131,128
---------------------------------------------------------------------------------------------
Property, plant and equipment at cost                               574,531           512,390
Less accumulated depreciation                                      (231,751)         (184,131)
---------------------------------------------------------------------------------------------
   Net property, plant and equipment                                342,780           328,259

OTHER ASSETS
Goodwill and other intangible assets, net                           452,519           322,434
Deferred income taxes                                                51,838            44,667
Other                                                                16,602             6,788
---------------------------------------------------------------------------------------------
   Total other assets                                               520,959           373,889
---------------------------------------------------------------------------------------------
TOTAL ASSETS                                                   $  1,554,038      $  1,384,612
=============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                               $     91,874      $     94,076
Income taxes payable                                                 43,700             2,461
Accrued expenses
   Employee compensation and related benefits                        67,046            45,370
   Other                                                             79,902            61,490
---------------------------------------------------------------------------------------------
   Total current liabilities                                        282,522           203,397

LONG-TERM DEBT                                                      477,495           374,995

COMMITMENTS AND CONTINGENCIES                                            --                --

SHAREHOLDERS' EQUITY
Preferred stock                                                          --                --
Common stock                                                          8,378             8,417
Additional paid-in capital                                              109             6,656
Retained earnings                                                   833,223           816,940
Accumulated other comprehensive income:
   Cumulative translation adjustment                                (53,977)          (33,242)
   Unrealized gain on available-for-sale securities                   6,288             7,449
---------------------------------------------------------------------------------------------
   Total shareholders' equity                                       794,021           806,220
---------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $  1,554,038      $  1,384,612
=============================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

                                                         Common Stock                             Accumulated                 Total
                                                     -------------------  Additional                    Other  Receivable    Share-
                                                      Number of              Paid-In  Retained  Comprehensive   for Stock  holders'
                                                         Shares    Amount    Capital  Earnings   Income (Loss)     Issued    Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997                           91,446,656  $  9,145  $ 228,106  $692,892   $    (7,642)   $   (440)  $922,061
Comprehensive income:
   Net earnings                                                                         53,140                               53,140
   Other comprehensive income (loss)
      Unrealized gain (loss) on investments,
         net of taxes ($12,031) and reclassification
         adjustment (see below)                                                                       19,630                 19,630
      Foreign currency translation adjustment                                                        (24,536)               (24,536)
                                                                                                                           --------
      Other comprehensive income (loss)                                                                                      (4,906)
                                                                                                                           --------
Comprehensive income                                                                                                         48,234
                                                                                                                           ========
Issuance of common stock, including exercise of
   stock options, net of shares surrendered for
   exercise price and taxes                             400,651        40     12,112                                         12,152
Tax benefit from stock options                                                 2,006                                          2,006
Issuance of common stock for business acquisition        64,189         6      2,123                                          2,129
Proceeds for stock issued                                                                                            440        440
===================================================================================================================================
Balance at December 31, 1997                         91,911,496     9,191    244,347   746,032       (12,548)         --    987,022
Comprehensive income:
   Net earnings                                                                        129,082                              129,082
   Other comprehensive income (loss)
      Unrealized gain (loss) on investments,
         net of taxes ($2,545) and reclassification
         adjustment (see below)                                                                       (4,153)                (4,153)
      Foreign currency translation adjustment                                                         (9,092)                (9,092)
                                                                                                                           --------
      Other comprehensive income                                                                                            (13,245)
                                                                                                                           --------
Comprehensive income                                                                                                        115,837
                                                                                                                           ========
Issuance of common stock, including exercise
   of stock options, net of shares surrendered
   for exercise price and taxes                         263,203        26      7,054                                          7,080
Tax benefit from stock options                                                 1,070                                          1,070
Repurchase of common stock                           (8,000,000)     (800)  (245,815)  (58,174)                            (304,789)
===================================================================================================================================
Balance at December 31, 1998                         84,174,699     8,417      6,656   816,940       (25,793)         --    806,220
Comprehensive income:
   Net earnings                                                                         24,227                               24,227
   Other comprehensive income (loss)
      Unrealized gain (loss) on investments,
         net of taxes ($712) and reclassification
         adjustment (see below)                                                                       (1,161)                (1,161)
   Foreign currency translation adjustment                                                           (20,735)               (20,735)
                                                                                                                           --------
   Other comprehensive income (loss)                                                                                        (21,896)
                                                                                                                           --------
Comprehensive income                                                                                                          2,331
                                                                                                                           ========
Issuance of common stock, including exercise
   of stock options, net of shares surrendered
   for exercise price and taxes                         381,206        38      8,855                                          8,893
Tax benefit from stock options                                                   969                                            969
Issuance of common stock for business acquisition       161,072        16      3,984                                          4,000
Issuance of common stock in
   settlement of obligation                              41,108         4      1,430                                          1,434
Repurchase of common stock                             (977,500)      (97)   (21,785)   (7,944)                             (29,826)
===================================================================================================================================
Balance at December 31, 1999                         83,780,585  $  8,378  $     109  $833,223   $   (47,689)   $     --   $794,021
===================================================================================================================================

Other comprehensive income reclassification adjustments for net realized gains on the sale of marketable securities, net of income taxes

1997                                                                                                                       $  1,285
1998                                                                                                                          9,282
1999                                                                                                                          2,875
-----------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)


FISCAL YEAR ENDED DECEMBER 31                                        1999              1998              1997
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                 $     24,227      $    129,082      $     53,140
Adjustments to reconcile net earnings to net cash
   from operating activities:
   Depreciation                                                    54,588            45,959            45,277
   Amortization                                                    31,114            22,894            20,784
   Purchased in-process research and development expense          115,228                --                --
   Special charges                                                  9,754                --            58,669
   Net investment gain                                               (848)          (15,624)           (6,768)
   Deferred income taxes                                              369            15,459             6,624
   Changes in operating assets and liabilities, net of
   business acquisitions:
      Accounts receivable                                         (26,319)          (35,236)          (41,731)
      Inventories                                                  14,466            (7,458)          (36,929)
      Other current assets                                         (6,722)            4,897            (1,892)
      Accounts payable and accrued expenses                        (1,998)          (35,853)         (124,739)
      Income taxes                                                 42,208           (15,651)           (4,059)
-------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) operating activities            256,067           108,469           (31,624)

INVESTING ACTIVITIES
Purchase of property, plant and equipment                         (69,419)          (74,197)          (84,638)
Purchase of marketable securities                                      --                --            (7,000)
Proceeds from sale or maturity of marketable securities            17,552            82,879            80,363
Business acquisitions, net of cash acquired                      (259,127)               --                --
Proceeds from sale of business, net of cash disposed                   --                --            24,626
Other                                                             (19,438)              561            (3,867)
-------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) investing activities           (330,432)            9,243             9,484

FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued            8,893             7,080            12,592
Common stock repurchased                                          (29,826)         (304,789)               --
Borrowings under revolving credit facilities                      989,500           785,036           498,500
Payments under revolving credit facilities                       (887,000)         (602,536)         (508,000)
Repurchase of convertible subordinated notes                           --           (27,505)               --
-------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities             81,567          (142,714)            3,092

Effect of currency exchange rate changes on cash                   (1,322)              247            (1,810)
-------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents             5,880           (24,755)          (20,858)
Cash and cash equivalents at beginning of year                      3,775            28,530            49,388
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     $      9,655      $      3,775      $     28,530
=============================================================================================================

Supplemental Cash Flow Information
=============================================================================================================
   Cash paid during the year for:
      Interest                                               $     28,934      $     21,703      $     14,320
      Income taxes                                                 21,200            55,031            33,755
=============================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OVERVIEW: St. Jude Medical, Inc. (the "Company") is a global leader in the development, manufacturing and distribution of medical technology products for the cardiac rhythm management, cardiology and vascular access, and heart valve disease management markets. The Company's principal products include pacemaker and implantable cardioverter defibrillator (ICD) systems, prosthetic heart valve replacement and repair products, electrophysiology and interventional cardiology catheters and vascular closure devices. The Company markets its products primarily in the United States, Western Europe and Japan through both a direct employee-based sales organization and independent distributors.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

FISCAL YEAR: The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest December 31, but for clarity of presentation, describes all periods as if the year end is December 31. Fiscal years 1999 and 1998 each consisted of fifty-two weeks and fiscal year 1997 consisted of fifty-three weeks.

CASH EQUIVALENTS: The Company considers highly liquid temporary investments with an original maturity of three months or less to be a cash equivalent. Cash equivalents are stated at cost, which approximates market.

MARKETABLE SECURITIES: Marketable securities consist of equity securities, bank certificates of deposit, U.S. government obligations, commercial paper, notes and bonds. Marketable securities are classified as available-for-sale and recorded at fair market value, based upon quoted market prices. Gross unrealized gains totaling $10,142, $12,015 and $18,714, net of taxes of $3,854, $4,566 and
$7,112, were recorded in shareholders' equity at December 31, 1999, 1998 and 1997. Realized gains totaling $4,636, $15,624 and $6,768 in 1999, 1998, and 1997 from the sale of marketable securities have been recorded in other income. Realized gains are computed using the specific identification method.

INVENTORIES: Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories consist of the following:

                                                         1999               1998
--------------------------------------------------------------------------------
Finished goods                                       $108,449           $126,927
Work in process                                        41,466             35,130
Raw materials                                          85,492             83,522
--------------------------------------------------------------------------------
                                                     $235,407           $245,579
================================================================================

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are depreciated using the straight-line method over their estimated useful lives, ranging from 31-to-39 years for buildings and improvements, three-to-seven years for machinery and equipment and five-to-eight years for diagnostic equipment. Accelerated depreciation methods are used for income tax purposes.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of licensed and purchased technology, patents and customer lists. Goodwill and other intangible assets are amortized primarily on a straight-line basis using lives ranging from 5-to-20 years. Accumulated amortization totaled $115,239 and $86,415 at December 31, 1999 and 1998. The Company periodically reviews its long-lived assets, including fixed assets, for indicators of impairment using an estimate of the undiscounted cash flows generated by those assets. The Company's financial statements for 1997 through 1999 reflect no such impairments.

REVENUE RECOGNITION: The Company recognizes revenue when the products are shipped to the customer. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the Company is notified that the customer has used the inventory. The allowance for doubtful accounts was $13,529 at December 31, 1999, and $12,352 at December 31, 1998.

RESEARCH AND DEVELOPMENT: Research and development costs are charged to expense as incurred. Purchased in-process research and development is recognized in purchase business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies. The portion assigned to in-process research and development technologies excludes the value of core and developed technologies, which are recognized as intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STOCK-BASED COMPENSATION: The Company utilizes the intrinsic value method of accounting for its employee stock-based compensation. Pro forma information related to the fair value method of accounting is provided in Note 5.

EARNINGS PER SHARE: Basic earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents, when dilutive.

The table below sets forth the computation of basic and diluted net earnings per share before accounting change:

                                            1999            1998            1997
--------------------------------------------------------------------------------
Numerator:
   Net earnings before
      accounting change                  $24,227        $129,082         $54,706
Denominator:
   Basic-weighted average
      shares outstanding              84,274,000      85,714,000      91,426,000
   Effect of dilutive securities:
      Employee stock options             414,000         401,000         574,000
      Restricted shares                   47,000          30,000          52,000
--------------------------------------------------------------------------------
   Diluted-weighted average
      shares outstanding              84,735,000      86,145,000      92,052,000
================================================================================
Basic earnings per share               $    0.29       $    1.51       $    0.60
================================================================================
Diluted earnings per share             $    0.29       $    1.50       $    0.59
================================================================================

Net earnings and diluted-weighted average shares outstanding have not been adjusted for the Company's convertible debentures and for certain employee stock options and awards since the effect of these securities would have been anti-dilutive.

FOREIGN CURRENCY TRANSLATION: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect throughout the year. Assets and liabilities of foreign operations are translated at year-end exchange rates. Gains and losses from translation of net assets of foreign operations are recorded in other comprehensive income. Foreign currency transaction gains and losses are included in other income (expense).

FOREIGN CURRENCY AND INTEREST RATE RISK MANAGEMENT CONTRACTS: Management periodically utilizes derivative financial instruments to help manage a portion of the Company's exposure to foreign currencies and interest rates. Management generally utilizes forward exchange or option contracts to manage anticipated foreign currency exposures and interest rate swaps to manage interest rate exposures. Management does not enter into derivative financial instruments for trading purposes. The Company records the fluctuation in the fair value of the forward exchange or option contracts in other income (expense) and the fluctuation in the fair value of the interest rate swaps in interest expense.

USE OF ESTIMATES: Preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENT: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133), which is required to be adopted in years beginning after June 15, 2000, although early adoption as of the beginning of any fiscal quarter is permitted. Statement 133 requires companies to recognize all derivatives on the balance sheet at fair value. Derivatives not qualifying as hedges must be adjusted to fair value through earnings. If the derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management is continuing to review the impact of Statement 133 on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 - ACQUISITIONS

VASCULAR SCIENCE, INC. (VSI): On September 27, 1999, the Company purchased the outstanding common stock of VSI for $75,071 in cash, net of cash acquired, plus additional contingent consideration related to product development milestones for regulatory approvals and to future sales. VSI was a development-stage company focused on the development of suture-free devices to facilitate coronary artery bypass graft anastomoses.

An independent appraisal firm performed a valuation of VSI's identifiable intangible assets ($580) and in-process research and development ($95,500). The value assigned to in-process research and development was determined by the income approach, utilizing discount rates ranging from 30% to 35% and assumptions on product introductions which begin in the year 2000. Total consideration, including the net present value of future estimated contingent consideration, is approximately $142,000. The total consideration paid at close was allocated to the fair value of the net assets acquired ($7,618), and in-process research and development ($67,453). The remaining balance of the in-process research and development valuation ($28,047) will be recorded in the Company's financial statements as purchased in-process research and development expense when payment of the contingent consideration is assured beyond a reasonable doubt. All other contingent consideration payments in excess of the $28,047 will be capitalized as goodwill.

ANGIO-SEAL(TM): On March 16, 1999, the Company purchased the Angio-Seal(TM) business of Tyco International Ltd. for $167,000 in cash. Angio-Seal(TM) manufactures and markets hemostatic puncture closure devices. Total consideration for Angio-Seal(TM), including the fair value of the net assets acquired and the acquisition accounting adjustments, was $177,714, which was allocated to in-process research and development ($47,775), various other identifiable intangible assets ($90,025), and goodwill ($39,914). Valuation of the in-process research and development and other identifiable intangible assets was based upon an independent appraisal. The values assigned to in-process research and development and other identifiable intangible assets were determined primarily by the income approach, utilizing discount rates of 25% for in-process research and development and 19.5% to 21.5% for the other intangible assets, and assumptions on product introductions which began in late 1999.

OTHER: During 1999, the Company acquired the assets of various businesses used in the distribution of the Company's products. Aggregate consideration paid was $21,056 in cash and common stock.

The above acquisitions have been recorded using the purchase method of accounting. The operating results of each of these acquisitions are included in the Company's consolidated statements of earnings from the date of each acquisition. The values assigned to in-process research and development were expensed at close, except as note above, since technological feasibility had not been established and since there were no alternative future uses for the technology. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in aggregate. Goodwill and other intangible assets associated with these acquisitions will be amortized using lives ranging from 5-to-20 years.

VENTRITEX, INC. (VENTRITEX): On May 15, 1997, the Company acquired Ventritex, a manufacturer of implantable cardioverter defibrillators and related products. The Company issued 10,437,800 shares of its common stock to the Ventritex shareholders at an exchange rate of 0.5 shares of Company common stock for every one share of Ventritex common stock. The transaction qualified as a tax-free reorganization and was accounted for as a pooling of interests. Net sales, net earnings and other changes in shareholders' equity for the separate companies preceding the acquisition from January 1, 1997 through March 31, 1997, were as follows:

                                                                  OTHER CHANGES
                                                               IN SHAREHOLDERS'
                                NET SALES     NET EARNINGS               EQUITY
-------------------------------------------------------------------------------
St. Jude Medical                 $229,678          $27,791             $(14,550)
Ventritex                          20,712           (7,977)                 997
Adjustments*                           --            3,063                   --
-------------------------------------------------------------------------------
Combined                         $250,390          $22,877             $(13,553)
===============================================================================
* TO REFLECT THE COMBINED TAX POSITION AS IF THE ACQUISITION HAD OCCURRED AT THE BEGINNING OF 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3 - LONG-TERM DEBT

Long-term debt consisted of the following:

                                                            1999            1998
--------------------------------------------------------------------------------
Committed credit facility borrowings                    $299,000        $330,000
Uncommitted credit facility borrowings                   148,500          15,000
Convertible subordinated debentures                       29,995          29,995
--------------------------------------------------------------------------------
Total long-term debt                                    $477,495        $374,995
================================================================================

COMMITTED CREDIT FACILITIES: The Company has a $350,000 unsecured, revolving credit facility that expires in March 2003. At December 31, 1999, the Company also had $300,000 of short-term, unsecured revolving credit facilities that expire in March 2000. These credit facilities provide for variable interest tied to the London Interbank Offered Rate. The weighted-average interest rate on these borrowings was 6.4% and 5.5% at December 31, 1999 and 1998.

UNCOMMITTED CREDIT FACILITIES: The Company borrows from time to time under unsecured, due-on-demand credit facilities with various banks. These credit facilities provide for variable interest tied to the London Interbank Offered Rate. The weighted-average interest rate on these borrowings was 6.9% and 5.3% at December 31, 1999 and 1998.

CONVERTIBLE SUBORDINATED DEBENTURES: The Company's convertible subordinated debentures are due August 15, 2001, and bear interest at 5.75%. At the option of the holder, the debentures are convertible into shares of common stock at a conversion rate of 29.0909 shares per thousand dollars principal, which equates to a conversion price of $34.375 per share. In addition, the Company can call the debentures prior to maturity, requiring the debenture holder to either convert their debentures to common stock or sell their debentures to the Company for cash. During 1998, the Company repurchased $27,505 of these debentures in open market transactions, recognizing an immaterial gain.

OTHER: In March, 2000, the Company replaced its $300,000 short-term committed credit facilities with a $150,000 committed credit facility. The new credit facility is due in March 2001 and provides for variable interest tied to the London Interbank Offered Rate. In addition, during January 2000, the Company began issuing short-term, unsecured commercial paper with maturities up to 270 days. The commercial paper is fully backed by committed credit facilities and bears interest at varying market rates.

The Company's credit facility agreements contain various restrictive covenants including minimum financial ratios, limitations on additional liens or indebtedness, and limitations on certain acquisitions and investments, which the Company was in compliance with at December 31, 1999.

The Company classifies all of its credit facility and commercial paper borrowings as long-term on its balance sheet as the Company has the ability to repay any short-term maturity with available cash from an existing long-term, committed credit facility. Management continually reviews the Company's cash flow projections and may from time to time repay a portion of the Company's borrowings.

The fair value of the convertible subordinated debentures at December 31, 1999, was estimated to be approximately $32,000, based upon quoted market prices.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

LEASES: The Company leases various facilities under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $7,179 in 2000; $6,642 in 2001; $5,246 in 2002; $3,224 in 2003; and
$3,516 in 2004 and thereafter. Rent expense under all operating leases was $7,397, $7,341 and $7,081 in 1999, 1998 and 1997.

IRS MATTERS: The Company and the Internal Revenue Service ("IRS") are in Tax Court over tax deficiency notices totaling $16,400 for the tax periods 1990-1991. The Company is refuting the IRS deficiency and has asserted that in fact the Company is owed a refund. The trial for this matter is currently scheduled to begin in June 2000. In addition, the IRS has proposed adjustments totaling $41,800 in additional taxes related to the Company's 1992-1994 income tax returns. The Company is disputing these adjustments, however, resolution of these matters is stayed pending resolution of the 1990-1991 litigation. Management believes that the IRS will propose a similar adjustment of approximately $15,500 for 1995. The issues raised by the IRS relate primarily to the Company's Puerto Rican operations. Management is vigorously contesting these adjustments and expects that the ultimate resolution will not have material adverse effect on the Company's financial position or liquidity, but could potentially be material to the net earnings of a particular future period if resolved unfavorably.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

LITIGATION: The Company is involved in various product liability lawsuits, claims and proceedings of a nature considered normal to its business. Subject to self-insured retentions, management believes the Company has product liability insurance sufficient to cover such claims and suits. The Company's product liability insurance policies exclude coverage for two discontinued Pacesetter lead models. These discontinued lead models were the subject of class action product liability suits that have been settled. Management believes losses that might be sustained from any such future actions would not have a material adverse effect on the Company's liquidity or financial condition, but could potentially be material to the earnings of a particular future period if resolved unfavorably.

NOTE 5 - SHAREHOLDERS' EQUITY

CAPITAL STOCK: The Company's authorized capital consists of 25,000,000 shares of $1.00 per share par value preferred stock and 250,000,000 shares of $0.10 per share par value common stock. There were no shares of preferred stock issued or outstanding during 1999, 1998 or 1997.

SHARE REPURCHASES: In 1999, the Company's Board of Directors authorized the repurchase of up to $250,000 of the Company's outstanding common stock over a three-year period. The Company repurchased 977,500 shares of its common stock for $29,826 during 1999. During 1998, the Company repurchased 8,000,000 shares of its common stock for $304,789 under a modified "Dutch Auction" self-tender offer.

EMPLOYEE STOCK PURCHASE SAVINGS PLAN: The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, shares of the Company's un-issued common stock at 85% of the fair market value at specified dates. Employees purchased 94,386, 107,545 and 112,469 shares in 1999, 1998 and 1997 under this plan. At December 31, 1999, 180,042 shares of additional un-issued common stock were available for purchase under the plan.

STOCK COMPENSATION PLANS: The Company's stock compensation plans provide for the issuance of stock-based awards, such as restricted stock or stock options, to directors, officers and employees. Stock option awards under these plans generally have a 10-year life, an exercise price equal to the fair market value on the date of grant, and a four-year vesting term. At December 31, 1999, the Company had 1,441,654 shares of common stock available for grant under these plans.

Stock option transactions under these plans during each of the three fiscal years in the period ended December 31, 1999, are as follows:

                                                      OPTIONS   WEIGHTED AVERAGE
                                                  OUTSTANDING     EXERCISE PRICE
--------------------------------------------------------------------------------
Balance at January 1, 1997                          5,419,016            $ 31.27
   Granted                                          5,049,875              34.03
   Cancelled                                         (615,140)             38.39
   Exercised                                         (296,893)             23.56
--------------------------------------------------------------------------------
Balance at December 31, 1997                        9,556,858              32.60
   Granted                                          1,350,300              30.21
   Cancelled                                         (979,284)             36.09
   Exercised                                         (158,593)             20.36
--------------------------------------------------------------------------------
Balance at December 31, 1998                        9,769,281              32.12
   Granted                                          3,046,880              28.10
   Cancelled                                       (1,146,767)             35.39
   Exercised                                         (257,781)             22.88
--------------------------------------------------------------------------------
Balance at December 31, 1999                       11,411,613            $ 30.93
================================================================================

Stock options totaling 4,976,093, 3,961,943 and 3,362,361 were exercisable at December 31, 1999, 1998 and 1997.

The following table summarizes information concerning currently outstanding and exercisable stock options at December 31, 1999:

                       OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------
                              WEIGHTED-AVERAGE       WEIGHTED-                      WEIGHTED-
      RANGES OF       NUMBER   REMAINING YEARS         AVERAGE        NUMBER          AVERAGE
EXERCISE PRICES  OUTSTANDING  CONTRACTUAL LIFE  EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
 --------------------------------------------------------------------------------------------
   $ 8.77-17.55       40,688               0.8         $ 16.14        40,688          $ 16.14
    17.55-26.32    1,442,387               4.1           21.91     1,333,180            21.69
    26.32-35.10    7,246,388               8.2           29.51     2,328,928            30.26
    35.10-43.87    2,495,496               7.3           38.79     1,090,378            38.77
    43.87-52.64      141,912               4.3           49.43       138,177            49.50
    52.64-87.74       44,742               3.5           68.49        44,742            68.49
---------------------------------------------------------------------------------------------
                  11,411,613               7.4         $ 30.93     4,976,093          $ 30.58
=============================================================================================

The Company also granted 42,359 shares of restricted common stock during the three years ended December 31, 1999, under the Company's stock compensation plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company's net earnings and diluted net earnings per share would have been reduced by $18,614, or $0.22 per share, in 1999, $11,822, or $0.14 per share, in 1998 and $12,911, or $0.14 per share, in 1997 had the fair value based method of accounting been used for valuing the employee stock based awards. The impact on net earnings from these stock based awards may not be representative of future disclosures because they do not take into effect the pro forma compensation expense related to grants made prior to 1995.

The weighted-average fair value of options granted and assumptions used in the Black-Scholes options pricing model are as follows:

                                               1999          1998          1997
-------------------------------------------------------------------------------
Fair value of options granted                $11.12        $10.91        $13.22
Assumptions used:
   Expected life (years)                          5             5             6
   Risk-free rate of return                     5.8%          4.5%          6.0%
   Volatility                                  33.2%         33.4%         34.2%
   Dividend yield                                 0%            0%            0%
===============================================================================

SHAREHOLDERS' RIGHTS PLAN: The Company has a shareholder rights plan that entitles shareholders to purchase one-tenth of a share of Series B Junior Preferred Stock at a stated price, or to purchase either the Company's shares or shares of an acquiring entity at half their market value, upon the occurrence of certain events which result in a change in control, as defined by the Plan. The rights related to this plan expire in 2007.

NOTE 6 - SPECIAL CHARGES

1999 SPECIAL CHARGE: The Company restructured its international operations during the third quarter of 1999 to improve the effectiveness and efficiency of its international business by clarifying business unit accountabilities and focusing the operations of its business units outside the U.S. and by removing administrative redundancies in the Company's non-U.S. management structure. This restructuring resulted in the elimination of certain administrative management positions. The Company recorded a $9,754 charge in the third quarter of 1999 related primarily to this restructuring, of which $4,102 was used through December 31, 1999. The Company anticipates that substantially all of the remaining balance will be utilized during 2000.

1997 SPECIAL CHARGES: The Company recorded charges totaling $58,669 during 1997 related to Ventritex merger transaction costs ($8,227), various distributor agreement terminations ($12,925), repositioning of Pacesetter manufacturing operations in connection with the Ventritex integration ($18,139), and to the repositioning of Ventritex operations ($19,378). The Company has utilized $56,090 of the special charge reserves through December 31, 1999. The balance of the remaining special charge accruals are expected to be utilized as the remaining contractual obligations come due.

NOTE 7 - OTHER INCOME (EXPENSE)

Other income (expense) consists of the following:

                                           1999             1998           1997
-------------------------------------------------------------------------------
Interest expense                       $(28,104)        $(23,667)      $(14,374)
Interest income                           2,726            4,125          6,365
Net investment gain                         848           15,624          6,768
Foreign currency
   transaction gain (loss)                2,666           (3,304)         2,078
Other                                      (320)          (1,000)           582
-------------------------------------------------------------------------------
Other income (expense)                 $(22,184)        $ (8,222)      $  1,419
===============================================================================

NOTE 8 - INCOME TAXES

The Company's earnings before income taxes and accounting change were generated from domestic and foreign operations as follows:

                                           1999             1998           1997
-------------------------------------------------------------------------------
Domestic                                $ 2,408         $132,574        $81,311
Foreign                                  64,596           53,156          6,925
-------------------------------------------------------------------------------
Earnings before income taxes
   and accounting change                $67,004         $185,730        $88,236
===============================================================================

Income tax expense consists of the following:

                                           1999             1998           1997
-------------------------------------------------------------------------------
Current:
   Federal                              $28,641          $28,409        $20,957
   State and Puerto Rico
      Section 936                         2,810            5,771          3,754
   Foreign                               10,957            7,009          2,195
-------------------------------------------------------------------------------
   Total current                         42,408           41,189         26,906

Deferred                                    369           15,459          6,624
-------------------------------------------------------------------------------
Income tax expense                      $42,777          $56,648        $33,530
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amount for financial statement purposes are as follows:

                                                           1999            1998
-------------------------------------------------------------------------------
Deferred income tax assets:
   Net operating loss carryforwards                     $46,399         $45,258
   Tax credit carryforwards                              16,070           3,837
   Inventories                                           25,678          23,302
   Intangible assets                                     14,365          17,034
   Accrued liabilities                                    7,913           6,456
-------------------------------------------------------------------------------
      Deferred income tax assets                        110,425          95,887
-------------------------------------------------------------------------------
Deferred income tax liabilities:
   Unrealized gain on marketable securities              (3,854)         (4,566)
   Property, plant and equipment                        (18,124)        (12,467)
-------------------------------------------------------------------------------
      Deferred income tax liabilities                   (21,978)        (17,033)
-------------------------------------------------------------------------------
Net deferred income tax asset                           $88,447         $78,854
===============================================================================

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

                                             1999           1998           1997
-------------------------------------------------------------------------------
Income tax expense at the
   U.S. federal statutory rate            $23,451        $65,006        $30,883
State income taxes, net of
   federal benefit                          1,811          4,091          2,613
Foreign taxes at higher
   (lower) rates                           (1,567)        (6,212)         1,023
Tax benefits from foreign
   sales corporation                       (3,309)        (5,662)        (4,600)
Research and
   development credits                     (3,679)        (2,906)        (2,890)
Non-deductible purchased
   in-process research and
   development charge                      23,608             --             --
Non-deductible acquisition costs               --             --          6,280
Other                                       2,462          2,331            221
-------------------------------------------------------------------------------
Income tax expense                        $42,777        $56,648        $33,530
-------------------------------------------------------------------------------
Effective income tax rate                    63.8%          30.5%          38.0%
===============================================================================

At December 31, 1999, the Company has net operating loss and tax credit carryforwards of $132,569 and $16,070, that will expire from 2002 through 2018 if not utilized. Such amounts are subject to annual usage limitations.

The Company has not recorded deferred income taxes on $112,266 of its foreign subsidiaries' undistributed earnings as such amounts are currently intended to be indefinitely reinvested.

NOTE 9 - CUMULATIVE EFFECT OF ACCOUNTING CHANGE

The Company changed its accounting policy in the fourth quarter of 1997 relating to the capitalization of certain business process reengineering costs which were incurred in connection with the Company's ERP software implementation project. Pursuant to Emerging Issues Task Force (EITF) Statement No. 97-13, the Company expensed the unamortized balance of the business process reengineering costs previously capitalized, net of $980 in taxes, as a cumulative effect of accounting change.

NOTE 10 - RETIREMENT PLANS

DEFINED CONTRIBUTION PLANS: The Company has 401(k) profit sharing plans that provide retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching a portion of the employees' contributions. The Company also contributes a portion of its profits to the plan, based upon Company performance. The Company's matching and profit sharing contributions are at the discretion of the Company's Board of Directors. In addition, the Company has defined contribution programs for employees outside the United States. The benefits under these plans are based primarily on compensation levels. Company contributions under all defined contribution plans totaled $11,416, $9,858 and $8,859 in 1999, 1998 and 1997.

DEFINED BENEFIT PLANS: The Company has defined benefit plans for employees in certain countries outside the U.S. The Company has an accrued liability totaling approximately $7,000 at December 31, 1999, which approximates the actuarially calculated unfunded liability. The related pension expense was not material.

NOTE 11 - MARKET AND CONCENTRATION RISK

FOREIGN CURRENCY RISK: The Company had forward exchange contracts totaling $27,451 and $38,353 at December 31, 1999 and 1998, related primarily to the exchange of Canadian Dollars, British Pounds, Swedish Kroner and the U.S. dollar. These instruments typically have a maturity of one year or less.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

INTEREST RATE RISK: During the third quarter of 1999, the Company entered into an interest rate swap contract to hedge a substantial portion of its variable interest rate risk through January 2000 on $138,000 of revolving credit facility borrowings. The fair market value of this contract was not material at December 31, 1999. The impact of interest rate contracts on the Company's net earnings was not material during 1999 and there were no interest rate contracts outstanding during 1998 and 1997.

CONCENTRATION OF CREDIT RISK: The Company grants credit to customers in the normal course of business but generally does not require collateral or any other security to support its receivables. Within the European Economic Union and in many emerging markets, payment of certain accounts receivable balances are made by the national health care system within several countries. Although the Company does not anticipate collection problems with these receivables, payment is dependent, to a certain extent, upon the economic situation within these countries. The credit risk associated with the Company's other trade receivables is mitigated due to dispersion of the receivables over a large number of customers in many geographic areas.

NOTE 12 - SEGMENT AND GEOGRAPHIC INFORMATION

SEGMENT INFORMATION: The Company has two reportable segments: Cardiac Rhythm Management (CRM) and Heart Valve Disease Management (HVDM). The CRM segment, which includes the results from the Company's Cardiac Rhythm Management Division and Daig Division, develops, manufactures and distributes bradycardia pulse generator and tachycardia implantable cardioverter defibrillator systems, electrophysiology and interventional cardiology catheters and vascular closure devices. The HVDM segment develops, manufactures and distributes mechanical and tissue heart valves and valve repair products and is in the process of developing suture-free devices to facilitate coronary artery bypass graft anastomoses.

The following table presents certain financial information about the Company's reportable segments:

                                          CRM      HVDM   ALL OTHER(1)     TOTAL
--------------------------------------------------------------------------------
Fiscal Year Ended December 31, 1999
   External net sales                $843,117  $271,432    $     --   $1,114,549
   Operating profit(2)                 96,291   145,675    (152,778)      89,188
   Depreciation and
      amortization expense             74,626     9,581       1,495       85,702
   Assets(3)                        1,174,672   211,424     167,942    1,554,038
   Expenditures for
      long-lived assets(4)             71,190     5,717       1,771       78,678
--------------------------------------------------------------------------------

Fiscal Year Ended December 31, 1998
   External net sales                $735,123  $280,871    $     --   $1,015,994
   Operating profit                    70,024   147,832     (23,904)     193,952
   Depreciation and
      amortization expense             59,679     7,810       1,364       68,853
   Assets(3)                          992,291   222,033     170,288    1,384,612
   Expenditures for
      long-lived assets(4)             58,323    14,546       1,328       74,197
--------------------------------------------------------------------------------

Fiscal Year Ended December 31, 1997
   External net sales                $716,347  $278,049    $     --   $  994,396
   Operating profit(2)                 23,673   142,707     (79,563)      86,817
   Depreciation and
      amortization expense             55,704     8,136       2,221       66,061
   Assets(3)                          988,977   184,246     279,893    1,453,116
   Expenditures for
      long-lived assets(4)             68,539    13,348       2,751       84,638
================================================================================
(1) AMOUNTS RELATE PRIMARILY TO CORPORATE ACTIVITIES, SPECIAL CHARGES AND PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES.
(2) ALL OTHER AMOUNT INCLUDES SPECIAL CHARGES TOTALING $9,754 AND $58,669 IN 1999 AND 1997, AND PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES OF $115,228 IN 1999.
(3) ASSETS ASSOCIATED WITH INCOME PRODUCING SEGMENTS ARE INCLUDED IN THE SEGMENT'S ASSETS WITH THE EXCEPTION OF CERTAIN HVDM OFFICE FACILITIES, WHICH ARE INCLUDED IN CORPORATE'S ASSETS. HVDM IS ALLOCATED ITS PROPORTIONATE SHARE OF DEPRECIATION. CORPORATE ASSETS CONSIST PRINCIPALLY OF CASH, MARKETABLE SECURITIES, PROPERTY AND EQUIPMENT AND DEFERRED INCOME TAXES.
(4) INCLUDES THE PURCHASE OF PROPERTY, PLANT AND EQUIPMENT, AND GOODWILL AND INTANGIBLE ASSET ADDITIONS, EXCLUSIVE OF THE CRM SEGMENT ACQUISITIONS OF ANGIO-SEAL(TM) AND VARIOUS DISTRIBUTION BUSINESSES, AND THE HVDM SEGMENT ACQUISITION OF VSI IN 1999.

GEOGRAPHIC INFORMATION: The following tables present certain geographical financial information:

NET SALES                                1999              1998             1997
--------------------------------------------------------------------------------
   United States                   $  689,051        $  604,524         $581,514
   Western Europe                     259,300           248,070          227,871
   Other foreign countries            166,198           163,400          185,011
--------------------------------------------------------------------------------
                                   $1,114,549        $1,015,994         $994,396
================================================================================

LONG-LIVED ASSETS*                       1999              1998             1997
--------------------------------------------------------------------------------
   United States                   $  607,851        $  538,403         $532,381
   Western Europe                      57,082            44,860           40,697
   Other foreign countries            130,366            67,430           74,370
--------------------------------------------------------------------------------
                                   $  795,299        $  650,693         $647,448
================================================================================
* LONG-LIVED ASSETS INCLUDE PROPERTY, PLANT AND EQUIPMENT, AND GOODWILL AND OTHER INTANGIBLE ASSETS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 13 - SUBSEQUENT EVENT

On January 21, 2000, the Company initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating a proprietary Silzone(R) coating on the sewing cuff fabric. The Company concluded that it will no longer utilize the Silzone(R) coating. The Company expects to record a non-recurring charge against first quarter 2000 earnings, which is currently estimated at $16,000 to $20,000, for the write-off of inventory and other costs related to this recall and product discontinuation. However, there can be no assurance that the final costs associated with this recall will not exceed management's current estimates.

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 1999 and 1998 was as follows:

                                                             QUARTER
                                            FIRST      SECOND       THIRD       FOURTH
--------------------------------------------------------------------------------------
Fiscal Year Ended December 31, 1999
   Net sales                             $266,734    $290,659    $275,814     $281,342
   Gross profit                           173,273     190,910     181,529      187,935
   Net earnings (loss)                    (12,057)*    37,205     (36,994)**    36,073
   Diluted net earnings
      (loss) per share                   $  (0.14)   $   0.44    $  (0.44)    $   0.43

Fiscal Year Ended December 31, 1998
   Net sales                             $257,488    $261,232    $248,822     $248,452
   Gross profit                           159,262     165,207     158,118      160,467
   Net earnings                            29,175      40,034      29,450       30,423
   Diluted net earnings
      per share                          $   0.32    $   0.47    $   0.35     $   0.36
======================================================================================

 * INCLUDES PRE-TAX PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE OF $47,775 RELATING TO THE ANGIO-SEAL(TM) ACQUISITION.

** INCLUDES PRE-TAX PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE OF
   $67,453 RELATING TO THE VASCULAR SCIENCE, INC. ACQUISITION, AND SPECIAL CHARGE OF $9,754.

FIVE-YEAR SUMMARY FINANCIAL DATA
--------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                          1999*           1998            1997**          1996***         1995
--------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS FOR THE FISCAL YEAR:

Net sales                           $1,114,549      $1,015,994      $  994,396      $  876,747      $  848,078
--------------------------------------------------------------------------------------------------------------
Gross profit                        $  733,647      $  643,054      $  628,679      $  581,859      $  555,290
--------------------------------------------------------------------------------------------------------------
   Percent of sales                      65.8%           63.3%           63.2%           66.4%           65.5%
--------------------------------------------------------------------------------------------------------------
Operating profit                    $   89,188      $  193,952      $   86,817      $   69,469      $  169,086
--------------------------------------------------------------------------------------------------------------
   Percent of sales                       8.0%           19.1%            8.7%            8.0%           19.9%
--------------------------------------------------------------------------------------------------------------
Net earnings                        $   24,227      $  129,082      $   53,140      $   60,637      $  117,116
--------------------------------------------------------------------------------------------------------------
   Percent of sales                       2.2%           12.7%            5.3%            6.9%           13.8%
--------------------------------------------------------------------------------------------------------------
Diluted earnings per share          $     0.29      $     1.50      $     0.58      $     0.66      $     1.28
--------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END:

Cash and marketable securities      $   88,893      $   87,990      $  184,536      $  235,395      $  239,621
--------------------------------------------------------------------------------------------------------------
Working capital                        407,777         479,067         497,188         429,451         405,060
--------------------------------------------------------------------------------------------------------------
Total assets                         1,554,038       1,384,612       1,453,116       1,469,994       1,192,235
--------------------------------------------------------------------------------------------------------------
Long-term debt                         477,495         374,995         220,000         229,500         120,000
--------------------------------------------------------------------------------------------------------------
Shareholders' equity                   794,021         806,220         987,022         922,061         855,388
--------------------------------------------------------------------------------------------------------------

OTHER DATA:

Diluted weighted average
   shares outstanding                   84,735          86,145          92,052          92,372          91,335
--------------------------------------------------------------------------------------------------------------

THE FIVE-YEAR SUMMARY FINANCIAL DATA INCLUDES THE RESULTS OF VENTRITEX, INC. FOR ALL PERIODS PRESENTED. ALSO, THE COMPANY HAS NOT DECLARED OR PAID ANY DIVIDENDS DURING 1995 THROUGH 1999.

  *RESULTS FOR 1999 INCLUDE A $9,754 SPECIAL CHARGE AND PURCHASED IN-PROCESS
   RESEARCH AND DEVELOPMENT CHARGES TOTALING $115,228 RELATED TO THE ANGIO-SEAL(TM) AND VASCULAR SCIENCE, INC. ACQUISITIONS.

 **RESULTS FOR 1997 INCLUDE $58,669 OF SPECIAL CHARGES.

***RESULTS FOR 1996 INCLUDE A $52,926 SPECIAL CHARGE AND PURCHASED IN-PROCESS
   RESEARCH AND DEVELOPMENT CHARGES TOTALING $40,350 RELATED TO VARIOUS ACQUISITIONS.

INVESTOR INFORMATION
--------------------------------------------------------------------------------


TRANSFER AGENT

Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or change of address should be directed to the Company's Transfer Agent at:

First Chicago Trust Company of New York
a division of EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500
1-800-317-4445
www.equiserve.com (Account Access Availability)
Hearing impaired # TDD: 201-222-4955

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held at 9:30 a.m. on Wednesday, May 10, 2000, at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, MN.

INVESTOR CONTACTS

Laura C. Merriam, Director of Investor Relations
John M. Buske, Corporate Controller
Dennis J. McFadden, Treasurer

To obtain information about the Company call 1-800-552-7664, visit our Web site www.sjm.com, or write to:

Investor Relations
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, MN 55117-9983.

Latest Company news releases, including quarterly results, and other information can be received by calling Investor Relations at a toll-free number (1-800-552-7664) or on the St. Jude Medical home page. Company news releases are also available through "Company News On-Call" by fax (1-800-758-5804, ext. 816662) or at http://www.prnewswire.com on the Internet.

COMPANY STOCK SPLITS

2:1 on 4/27/79, 1/25/80, 9/30/86, 3/15/89 and 4/30/90
3:2 on 11/16/95

STOCK EXCHANGE LISTINGS

New York Stock Exchange
Chicago Board Options Exchange (CB)
Symbol: STJ


The quarterly range of high and low prices per share for the Company's common stock for fiscal years 1999 and 1998 are set forth below. As of February 10, 2000, the Company had 4,443 shareholders of record.

YEAR ENDED DECEMBER 31                   1999                       1998
--------------------------------------------------------------------------------
Quarter                           High           Low          High           Low
--------------------------------------------------------------------------------
First                           $29.38        $22.94        $38.00        $29.06
Second                          $38.31        $23.88        $39.69        $33.06
Third                           $40.75        $29.75        $36.63        $19.19
Fourth                          $30.69        $25.13        $31.88        $19.19


TRADEMARKS

Aescula(TM), Affinity(R), Alliance(TM), Angio-Seal(TM), Angstrom(R), Aortic Connector(TM), AutoCapture(TM), Contour(R), Daig Cardiac Ablation System(TM), Dynamic Atrial Overdrive(TM), EnCap(TM), Entity(TM), Fast-Cath(TM), Frontier(TM), Genesis(TM), GuideRight(TM), Integrity(TM), Linx(TM), Livewire TC(TM), Livewire(TM), Maximum Xtra(TM), Microny(R), Photon(TM), Profile(TM), RAMP(TM), Regency(R), Seal-Away(TM), Silzone(R), SJM Biocor(TM), SJM Epic(TM), SJM Quattro(TM), SJM Regent(TM), SJM Tailor(TM), SJM(R), Spyglass(TM), Supreme(TM), Tendril(R), Toronto Duo(TM), Toronto SPV(R), Trilogy(R), TVL(R)

Cardima(R) is a trademark of Cardima, Inc.
Housecall(TM) is a trademark of Raytel Cardiac Services.

44