Form 10-K, Exhibit 13
period 2000-12-31
ST JUDE MEDICAL INC
filed 2001-03-29
CIK 203077

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

RESULTS OF OPERATIONS

INTRODUCTION

St. Jude Medical, Inc. ("St. Jude Medical" or the "Company") is a global leader in the development, manufacturing and distribution of medical technology products for the cardiac rhythm management, cardiology and vascular access, and cardiac surgery markets. The Company has two reportable segments: Cardiac Rhythm Management (CRM) and Cardiac Surgery (CS - formerly known as Heart Valve Disease Management). The CRM segment, which includes the results from the Company's Cardiac Rhythm Management Division and Daig Division, develops, manufactures and distributes bradycardia pulse generator and tachycardia implantable cardioverter defibrillator (ICD) systems, electrophysiology and interventional cardiology catheters, and vascular closure devices. The CS segment develops, manufactures and distributes mechanical and tissue heart valves and valve repair products, and suture-free devices to facilitate coronary artery bypass graft anastomoses.

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest December 31, but for clarity of presentation describes all periods as if the year end is December 31. Fiscal years 2000, 1999 and 1998 each consisted of fifty-two weeks.

The commentary that follows should be read in conjunction with the Company's consolidated financial statements and related notes.

ACQUISITIONS

Following is a discussion on the businesses acquired by the Company during the last three years:

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

ANGIO-SEAL(TM): On March 16, 1999, the Company purchased the
Angio-Seal(TM)business of Tyco International Ltd. for $167,000 in cash. Angio-Seal(TM)manufactured and marketed hemostatic puncture closure devices.

OTHER: During 2000 and 1999, the Company acquired various businesses used in the distribution of the Company's products. Aggregate consideration paid during 2000 and 1999 was $3,264 and $21,056, respectively, in cash and common stock.

The above acquisitions were recorded using the purchase method of accounting. The operating results of each of these acquisitions were included in the Company's consolidated financial statements from the date of each acquisition. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in aggregate.

NET SALES

Net sales by geographic markets were as follows:

                                        2000             1999              1998
--------------------------------------------------------------------------------
United States                    $   745,793      $   689,051       $   604,524
Western Europe                       235,412          259,300           248,070
Other foreign countries              197,601          166,198           163,400
--------------------------------------------------------------------------------
  Total net sales                $ 1,178,806      $ 1,114,549       $ 1,015,994
================================================================================


Overall, foreign exchange rate movements had an unfavorable year-to-year impact of $33,900 and $14,900 in 2000 and 1999, due primarily to the strengthening of the U.S. dollar against the major Western European currencies. This negative effect is not necessarily indicative of the impact on net earnings due to partially offsetting favorable foreign currency changes on operating costs and to the Company's hedging activities.



Segment net sales were as follows:

                                        2000             1999              1998
--------------------------------------------------------------------------------
CRM                              $   921,857      $   843,117       $   735,123
CS                                   256,949          271,432           280,871
--------------------------------------------------------------------------------
     Total net sales             $ 1,178,806      $ 1,114,549       $ 1,015,994
================================================================================

CRM 2000 net sales increased 9.3% over 1999 due primarily to increased bradycardia, electrophysiology (EP) catheter, and Angio-Seal(TM) unit sales, offset partially by the negative impact of the strengthening U.S. dollar on foreign sales. The increase in bradycardia sales is mainly due to the Company's ongoing rollout of the Affinity(R) pacemaker family and to an expanded U.S. sales organization. CRM 1999 net sales increased 14.7% over 1998 due primarily to increased bradycardia and electrophysiology (EP) catheter unit sales, and the acquisition of Angio-Seal(TM). The bradycardia sales increase relates to the Company's introduction of the Affinity(R) pacemaker family in the second quarter of 1999 and to an expanded U.S. sales force.

CS 2000 net sales decreased 5.3% from 1999 due to the effects of the stronger U.S. dollar, the impact of the first quarter 2000 recall of valve products incorporating a Silzone(R) coating, and a slight clinical preference shift from mechanical valves to tissue valves in the U.S. market where CS holds significant mechanical valve market share and a smaller share of the tissue valve market. CS 1999 net sales decreased 3.4% from 1998 due to the effects of the stronger U.S. dollar, reduced sales to certain distributors in emerging markets, and a slight clinical preference shift from mechanical valves to tissue valves in the U.S. market.

GROSS PROFIT

Gross profits were as follows:

                                          2000            1999             1998
--------------------------------------------------------------------------------
Gross profit                         $ 787,657       $ 733,647        $ 643,054
Percentage of net sales                  66.8%           65.8%            63.3%
================================================================================

The Company's 2000 gross profit margin increased one percentage point over 1999 due primarily to CRM's manufacturing efficiencies, offset partially by the unfavorable impact on sales due to the stronger U.S. dollar. The Company's 1999 gross profit margin increased 2.5 percentage points over 1998 due primarily to CRM's manufacturing efficiencies and higher CRM unit sales, offset partially by the impact on sales of the stronger U.S. dollar and lower CS unit sales.

OPERATING EXPENSES

Certain operating expenses were as follows:

                                               2000          1999          1998
--------------------------------------------------------------------------------
Selling, general and administrative       $ 416,383     $ 394,418     $ 349,346
Percentage of net sales                       35.3%         35.4%         34.4%

Research and development                  $ 137,814     $ 125,059     $  99,756
Percentage of net sales                       11.7%         11.2%          9.8%
================================================================================

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSE: SG&A expense as a percentage of net sales in 2000 was comparable to 1999. During the third quarter of 2000, the Company received a cash payment related to a non-product arbitration judgement pertaining to business matters occurring in 1997 and 1998. This cash receipt, net of other provisions for legal matters and fees, was $15,158 and was credited to SG&A expense. In addition, during the third quarter of 2000, the Company recorded additional expenses related to a $3,500 discretionary contribution to its charitable foundation, $6,672 primarily for write-offs of certain assets and related costs, and a $4,900 increase to its allowance for doubtful accounts. These additional costs and expenses were also recorded in SG&A expense for 2000.

SG&A expense as a percentage of net sales increased in 1999 over 1998 due primarily to increased sales activities, increased litigation, Year 2000 related expenses, and to higher intangible asset amortization related to the Angio-Seal(TM) acquisition.

RESEARCH AND DEVELOPMENT (R&D) EXPENSE: R&D expense increased in 2000 and 1999 due to increased CRM activities relating primarily to ICDs and products to treat emerging indications in atrial fibrillation and congestive heart failure, and CS activities associated with the development of suture-free devices to facilitate coronary artery bypass graft anastomoses.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES: In 1999, the Company recorded purchased in-process research and development charges of $47,775 and $67,453 in connection with the acquisitions of Angio-Seal(TM) and VSI. The purchased in-process research and development charges were computed by an independent third-party appraisal company and were expensed at close, except as noted below, because technological feasibility had not been established and because there were no alternative future uses for the technology. The values assigned to purchased in-process research and development were determined primarily by the income approach, utilizing discount rates ranging from 25% to 35%. Certain other factors considered in these valuations included the stage of development of each project, which ranged from 35% to 90% complete, complexity of the work completed at the valuation date, and market introductions for products resulting from the technology beginning in late 1999 for Angio-Seal(TM) and 2000 for VSI.

The purchased in-process technologies requires additional development to create commercially viable products. This development includes completion of design, prototyping, and testing to ensure the technologies meet their design specifications, including functional, technical and economic performance requirements. In addition, the technology is required to undergo both international and domestic regulatory reviews and approvals prior to being commercially released to the market.

The total appraised value of the VSI purchased in-process research and development was $95,500, of which $67,453 was recorded at close. During 2000, the Company paid $5,000 of contingent consideration for a milestone that was achieved. The remaining balance of the in-process research and development valuation ($23,047) will be recorded in the Company's financial statements as purchased in-process research and development charges when payment of the contingent consideration is assured beyond a reasonable doubt. Contingent consideration payments in excess of the $23,047 will be capitalized as goodwill.

Management believes that the financial statement projections used in the Angio-Seal(TM) and VSI acquisitions are still materially valid; however, there can be no assurance that the projected results will be achieved. Certain in-process technologies acquired in the Angio-Seal(TM) and VSI acquisitions have been developed to the point of commercial production and sale to customers. Management expects to continue the development of the other in-process technologies acquired in the Angio-Seal(TM) and VSI acquisitions and continues to believe that there is a reasonable chance of successfully completing such development efforts. However, there is risk associated with the completion of the in-process technologies, and there can be no assurance that any technologies will meet with either technological or commercial success. Failure to successfully develop and commercialize these in-process technologies would result in the loss of the expected economic return inherent in the original fair value allocation. Additionally, the value of other intangible assets acquired may become impaired.

SPECIAL CHARGES: On January 21, 2000, the Company initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating a Silzone(R) coating on the sewing cuff fabric. The Company concluded that it will no longer utilize a Silzone(R) coating. The Company recorded a special charge accrual totaling $26,101 during the first quarter of 2000 relating to asset write-downs ($9,465) and other costs ($16,636), including monitoring expenses, associated with this recall and product discontinuance. The Company has utilized $17,634 of this special charge accrual through December 31, 2000. Other than the effect of this special charge, management believes that this recall will not materially impact the Company's future earnings or cash flows based primarily on the fact that the Company's non-Silzone(R) coated products, which represented 75% of the Company's CS shipments at the time of the recall, are not affected by this recall. However, there can be no assurance that the final costs associated with this recall, including litigation-related costs, will not exceed management's estimates.

The Company recorded a $9,754 special charge accrual in 1999 related to the restructuring of its international operations, of which $8,622 has been utilized through December 31, 2000.

OTHER INCOME (EXPENSE)

Interest expense was $28,569 in 2000, $28,104 in 1999, and $23,667 in 1998. The
increase in 1999 over 1998 was due to increased debt levels resulting primarily from the Company's acquisitions and share repurchases during 1999.

Net investment gains of $4,062 in 2000, $848 in 1999, and $15,624 in 1998 resulted primarily from the periodic sales of the Company's marketable equity security holdings.

INCOME TAXES

The Company's reported effective income tax rate was 27.2% in 2000 as compared with 63.8% in 1999. Exclusive of the purchased in-process research and development and special charges, the Company's effective income tax rate was 25%

for 2000 and 1999. The purchased in-process research and development and special charges were either non-deductible for income tax purposes or were recorded in taxing jurisdictions with low income tax rates.

The Company's reported effective income tax rate was 30.5% in 1998. The decrease in the effective income tax rate from 30.5% in 1998 to 25.0% in 1999, exclusive of purchased in-process research and development and special charges, was primarily attributable to higher research and development credits and foreign sales corporation benefits relative to pre-tax earnings in 1999.

The Company has not recorded deferred income taxes on its foreign subsidiaries' undistributed earnings as such amounts are currently intended to be reinvested outside the U.S. indefinitely.

NET EARNINGS

Net earnings, exclusive of purchased in-process research and development and special charges, were $156,307 in 2000, $143,989 in 1999, and $129,082 in 1998.
Reported net earnings and diluted net earnings per share were $129,094, or $1.51 per share, in 2000, $24,227, or $0.29 per share, in 1999, and $129,082, or $1.50 per share, in 1998.

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

The Company's CS business is in a highly competitive market. The market is segmented among mechanical heart valves, tissue heart valves, and repair products. During 1999 and 2000, the U.S. market continued its slight shift to tissue valve and repair products from mechanical heart valves resulting in a small overall market share loss for the Company. Competition is anticipated to continue to place pressure on pricing and terms, and health care reform is expected to result in further hospital consolidations over time.

The Company's CRM business is also in a highly competitive industry that has undergone consolidation. There are currently three principal suppliers, including the Company, and the Company's two principal competitors each have substantially more assets and sales than the Company. Rapid technological change is expected to continue, requiring the Company to invest heavily in R&D and to effectively market its products.

The global medical technology market is highly competitive. Competitors have historically employed litigation to gain a competitive advantage. In addition, the Company's products must continually improve technologically and provide improved clinical outcomes due to the competitive nature of the industry.

Group purchasing organizations (GPOs) in the U.S. continue to consolidate the purchasing for some of the Company's customers. A few GPOs have executed contracts with the Company's CRM market competitors, which exclude the Company. These contracts, if enforced, may adversely affect the Company's sales of CRM products to members of these GPOs.

MARKET RISK

The Company is exposed to foreign currency exchange rate fluctuations due to its transactions denominated primarily in Euros, currencies tied to the Euro, Canadian Dollars, British Pounds, and Swedish Kroners. The Company is also exposed to interest rate risk on its interest-bearing debt and equity market risk on its marketable equity security investments.

From time to time the Company minimizes a portion of its foreign currency exchange rate risk through the use of forward exchange or option contracts. The gains or losses on these contracts are intended to offset changes in the fair value of the anticipated foreign currency transactions. It is the Company's practice to not enter into contracts for trading purposes. The Company is continuing to evaluate its foreign currency exchange rate risk and the different mechanisms in which to help manage such risk.

The Company had no forward exchange contracts outstanding at December 31, 2000. The Company's forward exchange contracts had a fair value of ($263) at December 31, 1999. Utilizing the Company's outstanding forward exchange contracts at December 31, 1999, a hypothetical 10% unfavorable change in the foreign currency spot rates would have negatively impacted the fair value of the Company's forward exchange contracts by $2,745. A majority of any gains or losses on the fair value of these contracts would ultimately be offset by gains or losses on the anticipated transactions. Such offsetting gains or losses are not reflected in the hypothetical 10% unfavorable change.

A substantial portion of the Company's interest-bearing debt provides for interest at variable rates tied to the London Interbank Offered Rate ("LIBOR"). The Company periodically enters into interest rate swap or option contracts to reduce its exposures to interest rate fluctuations. During the third quarter of 1999, the Company entered into an interest rate swap contract to hedge a substantial portion of its variable interest rate risk through January 2000 on $138,000 of revolving credit facility borrowings. The fair market value of this contract at December 31, 1999, and the impact of the contract on 1999 earnings were not material. The Company did not enter into any other interest rate contracts during 2000 or in 1998.

The Company periodically invests in marketable equity securities of emerging technology companies. The Company's investments in these companies had a fair value of $16,173 and $15,487 at December 31, 2000 and 1999, which is subject to the underlying price risk of the public equity markets.

On January 1, 1999, eleven of the fifteen member countries of the European Economic Community (EEC) established fixed conversion rates between their existing sovereign currencies and the Euro, and adopted the Euro as the legal common currency for their countries. The sovereign currencies of these countries will remain legal tender as denominations of the Euro between January 1, 1999 and January 1, 2002. During this transition period, public and private parties may pay for goods and services using either the Euro or the sovereign currency. Beginning January 1, 2002, these countries will issue new Euro-denominated bills and coins for use in cash transactions. The Company does not expect the Euro conversion to have a short-term material affect on the Company's operations. However, subsequent to December 31, 2001, cross-country pricing in the EEC may become more transparent, which may impact the pricing of the Company's products. The Company will continue to evaluate the need for changes to its computer systems to accommodate the conversion to the Euro.

NEW ACCOUNTING PRONOUNCEMENT

The Company is required to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement
133), as of January 1, 2001. Statement 133 requires companies to recognize all derivatives on the balance sheet at fair value. Derivatives not qualifying as hedges must be adjusted to fair value through earnings. If the derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The impact of adopting Statement 133 on January 1, 2001, was not material to the Company's consolidated results of operations, financial position or cash flows.

FINANCIAL CONDITION

LIQUIDITY

The Company's liquidity and cash flows remained strong during 2000. Cash provided by operating activities was $203,971 in 2000, down approximately $52,000 from 1999 due primarily to the increased working capital requirements associated with higher sales volumes. The Company's current ratio was 2.4 to 1 at December 31, 2000.

Accounts receivable increased $9,492 from December 31, 1999, due primarily to higher sales, offset in part by a weakening of the Western European currencies and the corresponding accounts receivable balances. Total interest bearing debt decreased $182,995 from December 31, 1999, due to debt repayments as a result of cash generated from operations and the conversion of $10,675 of convertible debentures into the Company's common stock.

The Company maintains sufficient credit facilities to fund its operations and investment opportunities. As of March 6, 2001, the Company had committed credit facilities totaling $500,000 available to back the Company's commercial paper program borrowings and for general purposes.

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

CAPITAL STRUCTURE

The Company's capital structure consists of interest-bearing debt and equity. Interest-bearing debt as a percent of the Company's total interest-bearing debt and equity decreased from 38% at December 31, 1999, to 24% at December 31, 2000, due primarily to the paydown of debt using cash generated from operations.

During 1999, the Company's Board of Directors authorized the repurchase of up to $250,000 of the Company's outstanding common stock over a three-year period. The Company repurchased 977,500 shares of its common stock for $29,826 during 1999. No shares were repurchased during 2000.

DIVIDENDS

The Company has not declared or paid any dividends during 2000, 1999 or 1998. Management currently intends to utilize the Company's earnings for operating and investment purposes, including the repurchase of its common stock.

CAUTIONARY STATEMENTS

In this discussion and in other written or oral statements made from time to time, we have included and may include statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Litigation Securities Reform Act of 1995. These forward-looking statements are not historical facts but instead represent our belief regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. These statements relate to our future plans and objectives, among other things. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results may differ, possibly materially, from the results indicated by these forward-looking statements. We undertake no obligation to update any forward-looking statements.

Various factors contained in the previous discussion and those described below may affect the Company's operations and results. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties. Risk factors include the following:

1. Administrative or legislative reforms to the U.S. Medicare and Medicaid systems or similar reforms of foreign reimbursement systems in a manner that significantly reduces reimbursement for procedures using the Company's medical devices or denies coverage for such procedures.
2. Acquisition of key patents by competitors that have the affect of excluding the Company from new market segments.
3. Economic factors, including inflation, changes in interest rates and changes in foreign currency exchange rates.
4. Product introductions by competitors which have advanced technology, better features or lower pricing.
5. Price increases by suppliers of key components, some of which are sole-sourced.
6. A reduction in the number of procedures using the Company's devices caused by cost containment pressures or preferences for alternate therapies.
7. Safety, performance or efficacy concerns about the Company's marketed products, many of which are expected to be implanted for many years, leading to recalls and advisories with the attendant expenses and declining sales.
8. Changes in laws, regulations or administrative practices affecting government regulation of the Company's products, such as FDA laws and regulations, that increase pre-approval testing requirements for products or impose additional burdens on the manufacture and sale of medical devices.
9. Difficulties obtaining, or the inability to obtain, appropriate levels of product liability insurance.
10. A serious earthquake affecting the Company's facilities in Sunnyvale or Sylmar, California.
11. Health care industry consolidation leading to demands for price concessions or the exclusion of some suppliers from significant market segments.
12. Adverse developments in litigation including product liability litigation and patent litigation or other intellectual property litigation including that arising from the Telectronics and Ventritex acquisitions.

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

/s/ Terry L. Shepherd

Terry L. Shepherd
Chief Executive Officer

/s/ John C. Heinmiller

John C. Heinmiller
Vice President, Finance and Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                        /s/ Ernst & Young LLP

Minneapolis, Minnesota
February 6, 2001

CONSOLIDATED STATEMENTS OF EARNINGS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Fiscal Year Ended December 31                                      2000               1999               1998
--------------------------------------------------------------------------------------------------------------
Net sales                                                   $ 1,178,806        $ 1,114,549        $ 1,015,994
Cost of sales                                                   391,149            380,902            372,940
--------------------------------------------------------------------------------------------------------------
  Gross profit                                                  787,657            733,647            643,054

Selling, general and administrative expense                     416,383            394,418            349,346
Research and development expense                                137,814            125,059             99,756
Purchased in-process research and development charges             5,000            115,228                 --
Special charges                                                  26,101              9,754                 --
--------------------------------------------------------------------------------------------------------------
  Operating profit                                              202,359             89,188            193,952

Other income (expense)                                          (25,050)           (22,184)            (8,222)
--------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                                  177,309             67,004            185,730

Income tax expense                                               48,215             42,777             56,648
--------------------------------------------------------------------------------------------------------------

Net earnings                                                $   129,094        $    24,227        $   129,082
--------------------------------------------------------------------------------------------------------------

NET EARNINGS PER SHARE:
  Basic                                                     $      1.53        $      0.29        $      1.51
  Diluted                                                   $      1.51        $      0.29        $      1.50
--------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic                                                          84,253             84,274             85,714
  Diluted                                                        85,817             84,735             86,145
--------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS (DOLLARS IN THOUSANDS)

December 31                                                             2000               1999
------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and equivalents                                             $    50,439        $     9,655
Marketable securities                                                 57,423             79,238
Accounts receivable, less allowances for doubtful accounts           303,307            293,815
Inventories                                                          222,238            235,407
Deferred income taxes                                                 35,566             36,609
Other                                                                 35,669             35,575
------------------------------------------------------------------------------------------------
  Total current assets                                               704,642            690,299

PROPERTY, PLANT AND EQUIPMENT
Land, buildings and improvements                                     114,045            111,746
Machinery and equipment                                              328,553            299,028
Diagnostic equipment                                                 176,794            163,757
------------------------------------------------------------------------------------------------
Property, plant and equipment at cost                                619,392            574,531
Less accumulated depreciation                                       (302,213)          (231,751)
------------------------------------------------------------------------------------------------
  Net property, plant and equipment                                  317,179            342,780

OTHER ASSETS
Goodwill and other intangible assets, net                            430,896            452,519
Deferred income taxes                                                 57,482             51,838
Other                                                                 22,517             16,602
------------------------------------------------------------------------------------------------
  Total other assets                                                 510,895            520,959
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                     $ 1,532,716        $ 1,554,038
------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                 $    81,340        $    91,874
Income taxes payable                                                  58,224             43,700
Accrued expenses
  Employee compensation and related benefits                          81,576             67,046
  Other                                                               76,227             79,902
------------------------------------------------------------------------------------------------
  Total current liabilities                                          297,367            282,522

LONG-TERM DEBT                                                       294,500            477,495

COMMITMENTS AND CONTINGENCIES                                             --                 --

SHAREHOLDERS' EQUITY
Preferred stock                                                           --                 --
Common stock                                                           8,534              8,378
Additional paid-in capital                                            55,723                109
Retained earnings                                                    962,317            833,223
Accumulated other comprehensive income:
  Cumulative translation adjustment                                  (93,380)           (53,977)
  Unrealized gain on available-for-sale securities                     7,655              6,288
------------------------------------------------------------------------------------------------
  Total shareholders' equity                                         940,849            794,021
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $ 1,532,716        $ 1,554,038
------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DOLLARS IN THOUSANDS)

                                                                                                         Accumulated
                                                           Common Stock   Additional                           Other          Total
                                                Number of                    Paid-In     Retained      Comprehensive  Shareholders'
                                                   Shares        Amount      Capital     Earnings      Income (Loss)         Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998                     91,911,496       $ 9,191     $244,347     $746,032          $(12,548)     $ 987,022
Comprehensive income:
  Net earnings                                                                            129,082                          129,082
  Other comprehensive income (loss)
    Unrealized loss on investments, net of
      taxes ($2,545) and reclassification
      adjustment (see below)                                                                                 (4,153)        (4,153)
    Foreign currency translation adjustment                                                                  (9,092)        (9,092)
                                                                                                                            -------
    Other comprehensive loss                                                                                               (13,245)
                                                                                                                           --------
Comprehensive income                                                                                                       115,837
                                                                                                                           --------
Issuance of common stock, including
  exercise of stock options, net                  263,203            26        7,054                                         7,080
Tax benefit from stock options                                                 1,070                                         1,070
Repurchase of common stock                     (8,000,000)         (800)    (245,815)     (58,174)                        (304,789)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                   84,174,699         8,417        6,656      816,940           (25,793)       806,220
Comprehensive income:
  Net earnings                                                                             24,227                           24,227
  Other comprehensive income (loss)
    Unrealized loss on investments, net of
      taxes ($712) and reclassification
      adjustment (see below)                                                                                 (1,161)        (1,161)
    Foreign currency translation adjustment                                                                 (20,735)       (20,735)
                                                                                                                           --------
    Other comprehensive loss                                                                                               (21,896)
                                                                                                                           --------
Comprehensive income                                                                                                         2,331
                                                                                                                             ------
Issuance of common stock, including
  exercise of stock options, net                  381,206            38        8,855                                         8,893
Tax benefit from stock options                                                   969                                           969
Issuance of common stock for
  business acquisition                            161,072            16        3,984                                         4,000
Issuance of common stock
  in settlement of obligation                      41,108             4        1,430                                         1,434
Repurchase of common stock                       (977,500)          (97)     (21,785)      (7,944)                         (29,826)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                   83,780,585         8,378          109      833,223           (47,689)       794,021
Comprehensive income:
  Net earnings                                                                            129,094                          129,094
  Other comprehensive income (loss)
    Unrealized gain on investments,
      net of taxes ($838) and reclassification
      adjustment (see below)                                                                                  1,367          1,367
    Foreign currency translation adjustment                                                                 (39,403)       (39,403)
                                                                                                                           --------
    Other comprehensive loss                                                                                               (38,036)
                                                                                                                           --------
Comprehensive income                                                                                                        91,058
                                                                                                                            ------
Issuance of common stock, including
  exercise of stock options, net                1,245,166           125       38,506                                        38,631
Tax benefit from stock options                                                 6,464                                         6,464
Issuance of common stock for conversion
  of subordinated debentures                      310,535            31       10,644                                        10,675
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                   85,336,286       $ 8,534     $ 55,723     $962,317          $(85,725)     $ 940,849
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income reclassification adjustments for net realized gains on the sale of marketable securities, net of income taxes:
  1998                                                                                                                   $    9,282
  1999                                                                                                                        2,875
  2000                                                                                                                        2,519
-----------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS (DOLLARS IN THOUSANDS)

Fiscal Year Ended December 31                                                           2000             1999             1998
-------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                                     $   129,094      $    24,227      $   129,082
Adjustments to reconcile net earnings to net cash from operating activities:
  Depreciation                                                                        56,699           54,588           45,959
  Amortization                                                                        35,650           31,114           22,894
  Purchased in-process research and development charges                                5,000          115,228               --
  Special charges                                                                     26,101            9,754               --
  Net investment gain                                                                 (4,062)            (848)         (15,624)
  Deferred income taxes                                                               (5,439)             369           15,459
  Changes in operating assets and liabilities, net of business acquisitions:
    Accounts receivable                                                              (40,845)         (26,319)         (35,236)
    Inventories                                                                        4,621           14,466           (7,458)
    Other current assets                                                              (6,519)          (6,722)           4,897
    Accounts payable and accrued expenses                                            (17,317)          (1,998)         (35,853)
    Income taxes                                                                      20,988           42,208          (15,651)
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                            203,971          256,067          108,469

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                            (39,699)         (69,419)         (74,197)
Proceeds from sale or maturity of marketable securities                               29,082           17,552           82,879
Business acquisitions, net of cash acquired                                           (8,264)        (259,127)              --
Other                                                                                (10,752)         (19,438)             561
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                  (29,633)        (330,432)           9,243

FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued                              38,631            8,893            7,080
Common stock repurchased                                                                  --          (29,826)        (304,789)
Borrowings under debt facilities                                                   3,703,287          989,500          785,036
Payments under debt facilities                                                    (3,856,287)        (887,000)        (602,536)
Repurchase of convertible subordinated debentures                                    (19,320)              --          (27,505)
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                 (133,689)          81,567         (142,714)

Effect of currency exchange rate changes on cash                                         135           (1,322)             247
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                                       40,784            5,880          (24,755)
Cash and equivalents at beginning of year                                              9,655            3,775           28,530
-------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                              $    50,439      $     9,655      $     3,775
-------------------------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Information
-------------------------------------------------------------------------------------------------------------------------------
Cash paid during the year for:
    Interest                                                                     $    32,467      $    28,934      $    21,703
    Income taxes                                                                      35,704           21,200           55,031
-------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OVERVIEW: St. Jude Medical, Inc. (the "Company") is a global leader in the development, manufacturing and distribution of medical technology products for the cardiac rhythm management, cardiology and vascular access, and cardiac surgery markets. The Company's principal products include pacemaker and implantable cardioverter defibrillator (ICD) systems, prosthetic heart valve replacement and repair products, electrophysiology and interventional cardiology catheters, and vascular closure devices. The Company markets its products primarily in the United States, Western Europe and Japan through both a direct employee-based sales organization and independent distributors.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

FISCAL YEAR: The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest December 31. For clarity of presentation, the Company describes all periods as if the year end is December 31. Fiscal years 2000, 1999 and 1998 each consisted of fifty-two weeks.

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

MARKETABLE SECURITIES: Marketable securities consist of equity securities, bank certificates of deposit, U.S. government obligations, commercial paper, notes and bonds. Marketable securities are classified as available-for-sale and recorded at fair market value, based upon quoted market prices. Gross unrealized gains totaling $12,347, $10,142 and $12,015, net of taxes of $4,692, $3,854 and
$4,566, were recorded in shareholders' equity at December 31, 2000, 1999 and 1998. Realized gains from the sale of marketable securities have been recorded in other income and are computed using the specific identification method.

INVENTORIES: Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories consist of the following:

                                                      2000               1999
------------------------------------------------------------------------------
Finished goods                                   $ 123,696          $ 108,449
Work in process                                     35,640             41,466
Raw materials                                       62,902             85,492
------------------------------------------------------------------------------
                                                 $ 222,238          $ 235,407
==============================================================================

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are depreciated using the straight-line method over their estimated useful lives, ranging from 31 to 39 years for buildings and improvements, three to seven years for machinery and equipment, and five to eight years for diagnostic equipment. Accelerated depreciation methods are used for income tax purposes.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of licensed and purchased technology, patents and customer lists. Goodwill and other intangible assets are amortized on a straight-line basis using lives ranging from 5 to 20 years. Accumulated amortization totaled $149,904 and $115,239 at December 31, 2000 and 1999. The Company periodically reviews its long-lived assets, including property, plant and equipment, for indicators of impairment using an estimate of the undiscounted cash flows generated by those assets.

REVENUE RECOGNITION: The Company generally recognizes revenue at such time title to the goods transfers to the customer. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the Company is notified that the customer has used the inventory. The allowance for doubtful accounts was $13,831 at December 31, 2000 and $13,529 at December 31, 1999.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which among other guidance clarifies certain conditions to be met in order to recognize revenue. The Company's adoption of SAB 101 in the fourth quarter of 2000 did not have a material impact on the results of operations, financial position or cash flows.

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

EARNINGS PER SHARE: Basic earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares, exclusive of restricted shares, during the period. Diluted earnings per share is computed by dividing net earnings, adjusted for convertible debenture interest, if appropriate, by the weighted average number of outstanding common shares and common share equivalents, when dilutive.

The table below sets forth the computation of basic and diluted net earnings per share:

                                                          2000            1999            1998
-----------------------------------------------------------------------------------------------
Numerator:
  Net earnings                                     $   129,094     $    24,227     $   129,082
  Convertible debenture interest, net of taxes              95              --              --
-----------------------------------------------------------------------------------------------
    Adjusted net earnings                          $   129,189     $    24,227     $   129,082

Denominator:
  Basic-weighted average shares outstanding         84,253,000      84,274,000      85,714,000
  Effect of dilutive securities:
    Employee stock options                           1,448,000         414,000         401,000
    Restricted shares                                   38,000          47,000          30,000
    Convertible debentures                              78,000              --              --
-----------------------------------------------------------------------------------------------
  Diluted-weighted average shares outstanding       85,817,000      84,735,000      86,145,000
===============================================================================================
Basic net earnings per share                       $      1.53     $      0.29     $      1.51
===============================================================================================
Diluted net earnings per share                     $      1.51     $      0.29     $      1.50
===============================================================================================

Net earnings and diluted-weighted average shares outstanding for certain periods have not been adjusted for the Company's convertible debentures or for certain employee stock options and awards where the effect of those securities would have been anti-dilutive.

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

NEW ACCOUNTING PRONOUNCEMENT: The Company is required to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133), as of January 1, 2001. Statement 133 requires companies to recognize all derivatives on the balance sheet at fair value. Derivatives not qualifying as hedges must be adjusted to fair value through earnings. If the derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The impact of adopting Statement 133 on January 1, 2001, was not material to the Company's consolidated results of operations, financial position or cash flows.

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

An independent appraisal firm performed a valuation of VSI's identifiable intangible assets ($580) and in-process research and development ($95,500). The value assigned to in-process research and development was determined by the income approach, utilizing discount rates ranging from 30% to 35% and assumptions on product introductions which began in the year 2000. The total consideration paid at close was allocated to the fair value of the net assets acquired ($7,618) and in-process research and development ($67,453). During 2000, the Company paid $5,000 of contingent consideration for a milestone that was achieved. The remaining balance of the in-process research and development valuation ($23,047) will be recorded in the Company's financial statements as purchased in-process research and development charges when payment of the contingent consideration is assured beyond a reasonable doubt. Contingent consideration payments in excess of the $23,047 will be capitalized as goodwill.

ANGIO-SEAL(TM): On March 16, 1999, the Company purchased the Angio-Seal(TM) business of Tyco International Ltd. for $167,000 in cash. Angio-Seal(TM) manufactured and marketed hemostatic puncture closure devices. Total consideration for Angio-Seal(TM), including the fair value of the net assets acquired and acquisition accounting adjustments, was $177,714, which was allocated to in-process research and development ($47,775), various other identifiable intangible assets ($90,025), and goodwill ($39,914). Valuation of the in-process research and development and other identifiable intangible assets was based upon an independent appraisal. The values assigned to in-process research and development and other identifiable intangible assets were determined primarily by the income approach, utilizing discount rates of 25% for in-process research and development and 19.5% to 21.5% for the other intangible assets, and assumptions on product introductions which began in late 1999.

OTHER: During 2000 and 1999, the Company acquired various businesses used in the distribution of the Company's products. Aggregate consideration paid during 2000 and 1999 was $3,264 and $21,056, respectively, in cash and common stock.

The above acquisitions have been recorded using the purchase method of accounting. The operating results of each of these acquisitions are included in the Company's consolidated statements of earnings from the date of each acquisition. The values assigned to in-process research and development were expensed at close, except as noted above, because technological feasibility had not been established and because there were no alternative future uses for the technology. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in aggregate.

NOTE 3 - LONG-TERM DEBT

Long-term debt consisted of the following:

                                                          2000             1999
--------------------------------------------------------------------------------
Commercial paper borrowings                          $ 223,000        $      --

Uncommitted credit facility borrowings                  71,500          148,500

Committed credit facility borrowings                        --          299,000

Convertible subordinated debentures                         --           29,995
--------------------------------------------------------------------------------
Total long-term debt                                 $ 294,500        $ 477,495
================================================================================

COMMITTED CREDIT FACILITIES: The Company has a $350,000 unsecured, revolving credit facility that expires in March 2003. The Company also has a $150,000 committed revolving credit facility that expires in March 2002. The Company's credit facilities provide for variable interest tied primarily to the London Interbank Offered Rate. The weighted-average interest rate on these borrowings was 6.4% at December 31, 1999.

UNCOMMITTED CREDIT FACILITIES: The Company borrows from time to time under unsecured, due-on-demand credit facilities with various banks. These credit facilities provide for variable interest tied to the London Interbank Offered Rate. The weighted-average interest rate on these borrowings was 7.1% and 6.9% at December 31, 2000 and 1999.

COMMERCIAL PAPER BORROWINGS: During 2000, the Company began issuing short-term, unsecured commercial paper with maturities up to 270 days. These commercial paper borrowings are fully backed by the above committed credit facilities and bear interest at varying market rates. The weighted-average interest rate on these borrowings was 6.9% at December 31, 2000.

CONVERTIBLE SUBORDINATED DEBENTURES: During the first quarter of 2000, the Company repurchased $19,320 of its convertible subordinated debentures in open market transactions, recognizing an immaterial gain. During the third quarter of 2000, all of the remaining debenture holders converted their debentures, plus accrued interest, into 310,535 shares of the Company's common stock.

OTHER: The Company's credit facility agreements contain various restrictive covenants such as minimum financial ratios, limitations on additional liens or indebtedness, and limitations on certain acquisitions and investments, which the Company was in compliance with at December 31, 2000.

The Company classifies all of its credit facility and commercial paper borrowings as long-term on its balance sheet as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed credit facility. Management continually reviews the Company's cash flow projections and may from time to time repay a portion of the Company's borrowings.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

LEASES: The Company leases various facilities under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $7,802 in 2001; $7,423 in 2002; $6,788 in 2003; $5,455 in 2004; $5,020
in 2005; $15,590 in years thereafter. Rent expense under all operating leases was $7,028, $7,397 and $7,341 in 2000, 1999 and 1998.

IRS MATTERS: During 2000, the Company and the Internal Revenue Service ("IRS") settled the IRS Tax Court suit for the tax periods 1990-1991 and subsequent year disputes for the tax periods 1992-1997. The issues raised by the IRS related primarily to the Company's Puerto Rican operations. The settlement did not have a material impact on the Company's consolidated financial statements.

SILZONE(R) LITIGATION: The Company has been sued by patients alleging defects in the Company's mechanical heart valves with a Silzone(R) coating. The Company recalled products with a Silzone(R) coating on January 21, 2000, and sent a Recall Notice and Advisory concerning the recall to physicians and others. Some of these cases are seeking monitoring of patients implanted with Silzone(R)-coated valves who allege no injury to date. Some of these cases are seeking class action status. The Company intends to vigorously defend these cases. See also Note 6 regarding the fiscal year 2000 special charge for the Silzone(R) recall.

GUIDANT LITIGATION:

GUIDANT'S CLAIMS AGAINST SJM On November 26, 1996, Guidant Corporation (a competitor of St. Jude Medical) ("Guidant") and related parties filed a lawsuit against St. Jude Medical, Inc. ("St. Jude Medical"), Pacesetter, Inc. ("Pacesetter" -- a wholly owned subsidiary of St. Jude Medical), Ventritex, Inc. ("Ventritex") and certain members of the Telectronics Group in State Superior Court in Marion County, Indiana (the "Telectronics Action"). The lawsuit alleges, among other things, that, pursuant to an agreement entered into in 1993, certain Guidant parties granted Ventritex intellectual property licenses related to cardiac stimulation devices, and that such licenses would terminate upon the consummation of the merger of Ventritex into Pacesetter (the "Merger"). The lawsuit further alleges that, pursuant to an agreement entered into in 1994 (the "Telectronics Agreement"), certain Guidant parties granted the Telectronics Group intellectual property licenses relating to cardiac stimulation devices. The lawsuit seeks declaratory and injunctive relief, among other things, to prevent and invalidate the transfer of the Teletronics Agreement to Pacesetter in connection with Pacesetter's acquisition of Telectronics' assets (the "Telectronics Acquisition") and the application of license rights granted under the Telectronics Agreement to manufacture and sale by Pacesetter of Ventritex's products following the consummation of the Merger. The court overseeing this case issued a stay of this matter in July 1998 so that the issues could be addressed in an arbitration requested by the Telectronics Group and Pacesetter.

Guidant and related parties also filed suit against St. Jude Medical, Pacesetter and Ventritex on November 26, 1996, in the United States District Court for the Southern District of Indiana. This second lawsuit seeks (i) a declaratory judgment that Pacesetter's manufacture, use or sale of cardiac stimulation devices of the type or similar to the type which Ventritex manufactured and sold at the time the Guidant parties filed their complaint would, upon consummation of the Merger, be unlicensed and constitute an infringement of patent rights owned by certain Guidant parties, (ii) to enjoin the manufacture, use or sale by St. Jude Medical, Pacesetter or Ventritex of cardiac stimulation devices of the type which Ventritex manufactured at the time the Guidant parties filed their complaint, and (iii) certain damages and costs. This second lawsuit was stayed by the court in July 1998 given the order to arbitrate, as discussed below.

St. Jude Medical believes that the foregoing state and federal court complaints contain a number of significant factual inaccuracies concerning the Telectronics Acquisition and the terms and effects of the various intellectual property license agreements referred to in such complaints. For these reasons and others, St. Jude Medical believes that the allegations set forth in the complaints are without merit. St. Jude Medical has vigorously defended its interests in these cases and will continue to do so.

ORDER TO ARBITRATE As a result of the state and federal lawsuits brought by Guidant and related parties, the Telectronics Group and Pacesetter filed a lawsuit in the United States District Court for the District of Minnesota seeking (i) a declaratory judgment that the Guidant parties' claims, as reflected in the Telectronics Action, are subject to arbitration pursuant to the arbitration provisions of the Telectronics Agreement, (ii) an order that the defendants arbitrate their claims against the Telectronics Group and Pacesetter in accordance with the arbitration provisions of the Telectronics Agreement,
(iii) to enjoin the defendants preliminarily and permanently from litigating their dispute with the Telectronics Group and Pacesetter in any other forum, and
(iv) certain costs. After the Eighth Circuit Court of Appeals ruled on an appeal in favor of the Telectronics Group and Pacesetter in May 1998, the United States District Court for the District of Minnesota issued an order on July 8, 1998 directing the arbitration requested by the Telectronics Group and Pacesetter to proceed.

STATUS OF ARBITRATION The arbitrator selected for the arbitration initially ruled that Pacesetter and St. Jude Medical should not participate in the arbitration proceeding which would determine whether the Telectronics Agreement transferred to Pacesetter. Based on this ruling, the Telectronics Group and the Guidant parties participated in the arbitration proceeding. This proceeding occurred in late April 2000, and, on July 10, 2000, the arbitrator issued a ruling that the attempted assignment and transfer of patent licenses in the Telectronics Agreement by the Telectronics Group to Pacesetter was ineffective. As a result of this decision, the Guidant parties filed papers with the U.S. District Court for the Southern District of Indiana seeking to lift the stay of the patent infringement court proceedings in that court which had been entered in June 1998. The court granted Guidant's request to lift the stay and the matter involving Guidant's patent infringement claims against St. Jude Medical is scheduled for trial in June 2001.

BACKGROUND CONCERNING PATENTS INVOLVED IN GUIDANT'S CLAIMS In the patent infringement case in federal court in Indiana, the Guidant parties initially asserted claims against St. Jude Medical and Pacesetter involving four separate patents. One of these patents ('678) expired May 3, 1998. The other patents involved expire, according to their terms, on March 7, 2001 ('472 patent), February 25, 2003 ('191 patent), and December 22, 2003 ('288 patent), respectively, although St. Jude Medical has claims in the court action which, if upheld, would cause some of the patents to expire earlier, if they apply at all. Although Guidant has requested injunctive relief and damages as part of the federal court lawsuit in Indiana, the request for an injunction would be barred for any expired patent. Guidant is seeking damages for the time period prior to expiration of the patents.

MARKMAN RULINGS The federal district court in Indiana has issued decisions as part of the court's Markman's process which interpret what the claims in the patents mean. These decisions are available on the court's website at http://www.insd.uscourts.gov.

Although Guidant asserted patent infringement claims against St. Jude Medical involving four patents when it initiated the litigation in 1996, the number of patents involving the claims Guidant is asserting against St. Jude Medical has changed over time. First, Guidant elected to withdraw its claims against St. Jude Medical involving the '678 patent prior to the court issuing its Markman decisions. After the Markman decisions, St. Jude Medical moved for summary judgment asking the court to rule that the '191 patent is invalid. However, before the court issued a ruling on this summary judgment motion, Guidant and St. Jude Medical entered into a stipulation regarding the claims in the '191 patent. Based on this stipulation, the court entered an order ruling that claims 1-14 in the '191 patent are invalid. In this order, the court also dismissed Guidant's claims against St. Jude Medical involving the '191 patent with prejudice. The order also provided that Guidant may make an immediate appeal of the '191 patent claim construction issues, and on February 8, 2001, Guidant filed a notice of appeal concerning the court's rulings on the '191 patent.

Thus, at the present time, Guidant's claims against St. Jude Medical involving two patents ('288 and '472) remain in the case set for trial. St. Jude Medical continues to believe that the patent infringement claims asserted by Guidant in this litigation are without merit, and will continue to vigorously defend its interest in this litigation.

OTHER LITIGATION MATTERS: The Company is involved in various product liability lawsuits, claims and proceedings of a nature considered normal to its business. Subject to self-insured retentions, management believes the Company has product liability insurance sufficient to cover such claims and suits.

NOTE 5 - SHAREHOLDERS' EQUITY

CAPITAL STOCK: The Company's authorized capital consists of 25,000,000 shares of $1.00 per share par value preferred stock and 250,000,000 shares of $0.10 per share par value common stock. There were no shares of preferred stock issued or outstanding during 2000, 1999 or 1998.

SHARE REPURCHASES: In 1999, the Company's Board of Directors authorized the repurchase of up to $250,000 of the Company's outstanding common stock over a three-year period. The Company repurchased 977,500 shares of its common stock for $29,826 during 1999. No shares were repurchased during 2000. During 1998, the Company repurchased 8,000,000 shares of its common stock for $304,789 under a modified "Dutch Auction" self-tender offer.

EMPLOYEE STOCK PURCHASE SAVINGS PLAN: The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, shares of the Company's un-issued common stock at 85% of the fair market value at specified dates. Employees purchased 114,040, 94,386 and 107,545 shares in 2000, 1999 and 1998 under this plan. At December 31, 2000, 1,000,000 shares of additional un-issued common stock were available for purchase under the plan.

STOCK COMPENSATION PLANS: The Company's stock compensation plans provide for the issuance of stock-based awards, such as restricted stock or stock options, to directors, officers and employees. Stock option awards under these plans generally have an eight to ten year life, an exercise price equal to the fair market value on the date of grant, and a four-year vesting term. At December 31, 2000, the Company had 3,140,510 shares of common stock available for grant under these plans.

Stock option transactions under these plans during each of the three years in the period ended December 31, 2000, are as follows:

                                                                      WEIGHTED-
                                                                        AVERAGE
                                                        OPTIONS        EXERCISE
                                                    OUTSTANDING           PRICE
--------------------------------------------------------------------------------
Balance at January 1, 1998                            9,556,858         $ 32.60
      Granted                                         1,350,300           30.21
      Cancelled                                        (979,284)          36.09
      Exercised                                        (158,593)          20.36
--------------------------------------------------------------------------------
Balance at December 31, 1998                          9,769,281           32.12
      Granted                                         3,046,880           28.10
      Cancelled                                      (1,146,767)          35.39
      Exercised                                        (257,781)          22.88
--------------------------------------------------------------------------------
Balance at December 31, 1999                         11,411,613           30.93
      Granted                                         3,731,633           50.86
      Canceled                                         (739,340)          33.19
      Exercised                                      (1,134,086)          30.11
--------------------------------------------------------------------------------
Balance at December 31, 2000                         13,269,820         $ 36.47
================================================================================

Stock options totaling 5,402,529, 4,976,093 and 3,961,943 were exercisable at December 31, 2000, 1999 and 1998. The following table summarizes information concerning currently outstanding and exercisable stock options at December 31, 2000:

             OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
--------------------------------------------------------------------------------
                              WEIGHTED-
                                AVERAGE    WEIGHTED-                  WEIGHTED-
   RANGES OF       NUMBER     REMAINING      AVERAGE                    AVERAGE
    EXERCISE         OUT-   CONTRACTUAL     EXERCISE         NUMBER    EXERCISE
      PRICES     STANDING   LIFE (YEARS)       PRICE    EXERCISABLE       PRICE
--------------------------------------------------------------------------------
 $8.77-17.55        5,063           3.1      $ 17.11          5,063     $ 17.11
 17.55-26.32    1,303,683           3.4        22.05      1,143,404       21.70
 26.32-35.10    6,256,378           7.2        29.55      2,870,651       30.04
 35.10-43.87    2,147,204           6.2        38.86      1,235,794       38.70
 43.87-52.64    3,519,625           7.8        52.39        113,750       49.56
 52.64-87.74       37,867           2.9        68.20         33,867       68.48
--------------------------------------------------------------------------------
               13,269,820           6.8      $ 36.47      5,402,529     $ 30.89
================================================================================

The Company also granted 43,923 shares of restricted common stock during the three years ended December 31, 2000, under the Company's stock compensation plans. The value of restricted stock awards as of the date of grant is charged to income over the periods during which the restrictions lapse.

The Company's net earnings and diluted net earnings per share would have been reduced by $18,875, or $0.22 per share, in 2000, $18,614, or $0.22 per share, in 1999, and $11,822, or $0.14 per share, in 1998, had the fair value based method of accounting been used for valuing the employee stock based awards.

The weighted-average fair value of options granted and the assumptions used in the Black-Scholes options pricing model are as follows:

                                               2000          1999          1998
--------------------------------------------------------------------------------
Fair value of options granted               $ 21.09       $ 11.12       $ 10.91

Assumptions used:
  Expected life (years)                           5             5             5
  Risk-free rate of return                      5.3%          5.8%          4.5%
  Volatility                                   35.6%         33.2%         33.4%
  Dividend yield                                  0%            0%            0%
================================================================================

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

NOTE 6 - SPECIAL CHARGES

2000 SPECIAL CHARGE: On January 21, 2000, the Company initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating a Silzone(R) coating on the sewing cuff fabric. The Company concluded that it will no longer utilize a Silzone(R) coating. The Company recorded a special charge accrual totaling $26,101 during the first quarter of 2000 relating to asset write-downs ($9,465) and other costs ($16,636), including monitoring expenses, associated with this recall and product discontinuance. The Company has utilized $17,634 of this special charge accrual through December 31, 2000. There can be no assurance that the final costs associated with this recall, including litigation-related costs, will not exceed management's estimates.

1999 SPECIAL CHARGE: The Company recorded a $9,754 special charge accrual in 1999 related to the restructuring of its international operations, of which $8,622 has been utilized through December 31, 2000.

NOTE 7 - OTHER INCOME (EXPENSE)

Other income (expense) consists of the following:

                                               2000          1999          1998
--------------------------------------------------------------------------------
Interest expense                          $ (28,569)    $ (28,104)    $ (23,667)
Interest income                               2,640         2,726         4,125
Net investment gain                           4,062           848        15,624
Foreign currency transaction gain (loss)     (2,540)        2,666        (3,304)
Other                                          (643)         (320)       (1,000)
--------------------------------------------------------------------------------
Other income (expense)                    $ (25,050)    $ (22,184)    $  (8,222)
================================================================================


NOTE 8 - INCOME TAXES

The Company's earnings before income taxes were generated from domestic and foreign operations as follows:

                                               2000          1999          1998
--------------------------------------------------------------------------------
Domestic                                  $  75,538      $  2,408     $ 132,574
Foreign                                     101,771        64,596        53,156
--------------------------------------------------------------------------------
Earnings before income taxes              $ 177,309      $ 67,004     $ 185,730
================================================================================


Income tax expense consists of the following:

                                              2000           1999          1998
--------------------------------------------------------------------------------
Current:
      Federal                             $ 31,859       $ 28,641      $ 28,409
      State and Puerto Rico Section 936      3,815          2,810         5,771
      Foreign                               17,980         10,957         7,009
--------------------------------------------------------------------------------
      Total current                         53,654         42,408        41,189
Deferred                                    (5,439)           369        15,459
--------------------------------------------------------------------------------
Income tax expense                        $ 48,215       $ 42,777      $ 56,648
================================================================================

The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amount for financial statement purposes are as follows:

                                                               2000        1999
--------------------------------------------------------------------------------
Deferred income tax assets:
  Net operating loss carryforwards                         $ 42,611    $ 46,399
  Tax credit carryforwards                                   26,095      16,070
  Inventories                                                30,212      25,678
  Intangible assets                                          17,497      14,365
  Accrued liabilities                                           741       7,913
--------------------------------------------------------------------------------
     Deferred income tax assets                             117,156     110,425
--------------------------------------------------------------------------------
Deferred income tax liabilities:
  Unrealized gain on marketable securities                   (4,692)     (3,854)
  Property, plant and equipment                             (19,416)    (18,124)
--------------------------------------------------------------------------------
     Deferred income tax liabilities                        (24,108)    (21,978)
--------------------------------------------------------------------------------
Net deferred income tax asset                              $ 93,048    $ 88,447
================================================================================


A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

                                                   2000        1999        1998
--------------------------------------------------------------------------------
Income tax expense at the
  U.S. federal statutory rate                  $ 62,058    $ 23,451    $ 65,006
State income taxes,
  net of federal benefit                          2,725       1,811       4,091
Foreign taxes at lower rates                    (12,451)     (1,567)     (6,212)
Tax benefits from foreign
  sales corporation                              (2,280)     (3,309)     (5,662)
Research and development credits                 (3,758)     (3,679)     (2,906)
Non-deductible purchased
  in-process research and
  development charges                             2,141      23,608          --
Other                                              (220)      2,462       2,331
--------------------------------------------------------------------------------
Income tax expense                             $ 48,215    $ 42,777    $ 56,648
================================================================================
Effective income tax rate                         27.2%       63.8%       30.5%
================================================================================


At December 31, 2000, the Company has net operating loss and general business and foreign tax credit carryforwards of approximately $121,746 and $21,443, that will expire from 2002 through 2020 if not utilized; such amounts are subject to annual usage limitations. The Company also has alternative minimum tax credit carryforwards of $4,652 that have an unlimited carryforward period.

The Company has not recorded deferred income taxes on $123,865 of its foreign subsidiaries' undistributed earnings as such amounts are currently intended to be reinvested outside the U.S. indefinitely.

NOTE 9 - RETIREMENT PLANS

DEFINED CONTRIBUTION PLANS: The Company has 401(k) profit sharing plans that provide retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching a portion of the employees' contributions. The Company also contributes a portion of its profits to the plans based upon Company performance. The Company's matching and profit sharing contributions are at the discretion of the Company's Board of Directors. In addition, the Company has defined contribution programs for employees outside the United States. The benefits under the Company's plans are based primarily on compensation levels. Company contributions under all defined contribution plans totaled $13,170, $11,416 and $9,858 in 2000, 1999 and 1998.

DEFINED BENEFIT PLANS: The Company has unfunded defined benefit plans for employees in certain countries outside the U.S. The Company has an accrued liability totaling approximately $7,500 at December 31, 2000, which approximates the actuarially calculated liability. The related pension expense was not material.

NOTE 10 - MARKET AND CONCENTRATION RISK

FOREIGN CURRENCY CONTRACTS: The Company had no forward exchange contracts outstanding at December 31, 2000. The Company had forward exchange contracts totaling $27,451 at December 31, 1999, related primarily to the exchange of Canadian Dollars, British Pounds, Swedish Kroner and the U.S. dollar. These instruments typically had a maturity of one year or less.

INTEREST RATE CONTRACT: During the third quarter of 1999, the Company entered into an interest rate swap contract to hedge a substantial portion of its variable interest rate risk through January 2000 on $138,000 of revolving credit facility borrowings. The fair market value of this contract was not material at December 31, 1999. The impact of interest rate contracts on the Company's net earnings was not material during 1999. The Company did not enter into any other interest rate contracts during 2000 or in 1998.

CONCENTRATION OF CREDIT RISK: The Company grants credit to customers in the normal course of business but generally does not require collateral or any other security to support its receivables. Within the European Economic Union and in many emerging markets, payments of certain accounts receivable balances are made by the individual countries' health care system. Although the Company does not anticipate collection problems with these receivables, payment is dependent, to a certain extent, upon the economic situation within those countries. The credit risk associated with the Company's other trade receivables is mitigated due to dispersion of the receivables over a large number of customers in many geographic areas.

NOTE 11 - SEGMENT AND GEOGRAPHIC INFORMATION

SEGMENT INFORMATION: The Company has two reportable segments: Cardiac Rhythm Management (CRM) and Cardiac Surgery (CS - formerly known as Heart Valve Disease Management). The CRM segment, which includes the results from the Company's Cardiac Rhythm Management Division and Daig Division, develops, manufactures and distributes bradycardia pulse generator and tachycardia implantable cardioverter defibrillator systems, electrophysiology and interventional cardiology catheters and vascular closure devices. The CS segment develops, manufactures and distributes mechanical and tissue heart valves and valve repair products, and suture-free devices to facilitate coronary artery bypass graft anastomoses.

The following table presents certain financial information about the Company's reportable segments:

                                               CRM             CS    ALL OTHER(1)          TOTAL
-------------------------------------------------------------------------------------------------
Fiscal Year Ended December 31, 2000
     External net sales                 $  921,857     $  256,949     $       --      $1,178,806
     Operating profit (2)                  130,916        129,468        (58,025)        202,359
     Depreciation and
         amortization expense               80,388         10,525          1,436          92,349
     Assets (3)                          1,176,541        219,651        136,524       1,532,716
     Expenditures for
         long-lived assets (4)              43,339          7,271          2,744          53,354
-------------------------------------------------------------------------------------------------

Fiscal Year Ended December 31, 1999
     External net sales                 $  843,117     $  271,432     $       --      $1,114,549
     Operating profit (2)                   96,291        145,675       (152,778)         89,188
     Depreciation and
         amortization expense               74,626          9,581          1,495          85,702
     Assets (3)                          1,174,672        211,424        167,942       1,554,038
     Expenditures for
         long-lived assets (4)              71,190          5,717          1,771          78,678
-------------------------------------------------------------------------------------------------

Fiscal Year Ended December 31, 1998
     External net sales                 $  735,123     $  280,871     $       --      $1,015,994
     Operating profit                       70,024        147,832        (23,904)        193,952
     Depreciation and
         amortization expense               59,679          7,810          1,364          68,853
     Assets (3)                            992,291        222,033        170,288       1,384,612
     Expenditures for
         long-lived assets (4)              58,323         14,546          1,328          74,197
-------------------------------------------------------------------------------------------------

(1)AMOUNTS RELATE PRIMARILY TO CORPORATE ACTIVITIES, SPECIAL CHARGES AND PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES.
(2)ALL OTHER AMOUNT INCLUDES SPECIAL CHARGES TOTALING $26,101 AND $9,754 IN 2000 AND 1999, AND PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES OF $5,000 AND $115,228 IN 2000 AND 1999.
(3)ASSETS ASSOCIATED WITH INCOME PRODUCING SEGMENTS ARE INCLUDED IN THE SEGMENT'S ASSETS. CORPORATE ASSETS CONSIST PRINCIPALLY OF CASH, MARKETABLE SECURITIES, AND DEFERRED INCOME TAXES.
(4)INCLUDES THE PURCHASE OF PROPERTY, PLANT AND EQUIPMENT, AND GOODWILL AND INTANGIBLE ASSET ADDITIONS, EXCLUSIVE OF THE CRM SEGMENT ACQUISITION OF ANGIO-SEAL(TM) AND THE CS SEGMENT ACQUISITION OF VSI IN 1999.

GEOGRAPHIC INFORMATION: The following tables present certain geographical financial information:

NET SALES                                        2000           1999           1998
------------------------------------------------------------------------------------
     United States                         $  745,793     $  689,051     $  604,524
     Western Europe                           235,412        259,300        248,070
     Other foreign countries                  197,601        166,198        163,400
------------------------------------------------------------------------------------
                                           $1,178,806     $1,114,549     $1,015,994
------------------------------------------------------------------------------------

LONG-LIVED ASSETS*                               2000           1999           1998
------------------------------------------------------------------------------------
     United States                         $  599,480     $  607,851     $  538,403
     Western Europe                            43,914         57,082         44,860
     Other foreign countries                  104,681        130,366         67,430
------------------------------------------------------------------------------------
                                           $  748,075     $  795,299     $  650,693
------------------------------------------------------------------------------------

*Long-lived assets exclude deferred income taxes and miscellaneous other assets.

NOTE 12 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2000 and 1999 is as follows:

                                                                   QUARTER
                                            FIRST            SECOND            THIRD            FOURTH
------------------------------------------------------------------------------------------------------
Fiscal Year Ended December 31, 2000
     Net sales                          $ 295,499         $ 300,939        $ 286,969         $ 295,399
     Gross profit                         193,521           202,363          193,961           197,812
     Net earnings                          15,828(1)         34,119(2)        37,999(3)         41,148
     Diluted net earnings
         per share                      $    0.19         $    0.40        $    0.44         $    0.47

Fiscal Year Ended December 31, 1999
     Net sales                          $ 266,734         $ 290,659        $ 275,814         $ 281,342
     Gross profit                         173,273           190,910          181,529           187,935
     Net earnings (loss)                  (12,057)(4)        37,205          (36,994)(5)        36,073
     Diluted net earnings
         (loss) per share               $   (0.14)        $    0.44        $   (0.44)        $    0.43
------------------------------------------------------------------------------------------------------

(1)INCLUDES PRE-TAX SPECIAL CHARGE OF $26,101 RELATING TO THE SILZONE(R)RECALL.
(2)INCLUDES PRE-TAX PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE OF $5,000 RELATING TO THE VASCULAR SCIENCE, INC. ACQUISITION.
(3)INCLUDES A CASH RECEIPT RELATED TO A NON-PRODUCT ARBITRATION JUDGMENT PERTAINING TO BUSINESS MATTERS OCCURRING IN 1997 AND 1998. THIS CASH RECEIPT, NET OF OTHER PROVISIONS FOR LEGAL MATTERS AND FEES, WAS $15,158 AND WAS CREDITED TO SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. ALSO, THE COMPANY RECORDED EXPENSES FOR A $3,500 DISCRETIONARY CONTRIBUTION TO ITS CHARITABLE FOUNDATION, $6,672 PRIMARILY FOR WRITE-OFFS OF CERTAIN ASSETS AND RELATED COSTS, AND A $4,900 INCREASE TO ITS ALLOWANCE FOR DOUBTFUL ACCOUNTS. THESE ADDITIONAL COSTS AND EXPENSES WERE ALSO RECORDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.
(4)INCLUDES PRE-TAX PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE OF $47,775 RELATING TO THE ANGIO-SEAL(TM) ACQUISITION.
(5)INCLUDES PRE-TAX PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE OF $67,453 RELATING TO THE VASCULAR SCIENCE, INC. ACQUISITION, AND SPECIAL CHARGE OF $9,754.

FIVE-YEAR SUMMARY FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   2000*         1999**           1998        1997***       1996****
---------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS FOR THE FISCAL YEAR:
Net sales                                     $1,178,806     $1,114,549     $1,015,994     $  994,396     $  876,747
Gross profit                                  $  787,657     $  733,647     $  643,054     $  628,679     $  581,859
    Percent of sales                                66.8%          65.8%          63.3%          63.2%          66.4%
Operating profit                              $  202,359     $   89,188     $  193,952     $   86,817     $   69,469
    Percent of sales                                17.2%           8.0%          19.1%           8.7%           7.9%
Net earnings                                  $  129,094     $   24,227     $  129,082     $   53,140     $   60,637
    Percent of sales                                11.0%           2.2%          12.7%           5.3%           6.9%
Diluted earnings per share                    $     1.51     $     0.29     $     1.50     $     0.58     $     0.66

FINANCIAL POSITION AT YEAR END:
Cash and marketable securities                $  107,862     $   88,893     $   87,990     $  184,536     $  235,395
Working capital                                  407,275        407,777        479,067        497,188        429,451
Total assets                                   1,532,716      1,554,038      1,384,612      1,453,116      1,469,994
Long-term debt                                   294,500        477,495        374,995        220,000        229,500
Shareholders' equity                             940,849        794,021        806,220        987,022        922,061

OTHER DATA:
Diluted weighted average
    shares outstanding                            85,817         84,735         86,145         92,052         92,372
--------------------------------------------------------------------------------------------------------------------

Except for 1997, all fiscal years noted above consisted of ?fty-two weeks. Fiscal year 1997 consisted of ?fty-three weeks. The Company has not declared or paid any dividends during 1996 through 2000.
     * Results for 2000 include a $26,101 special charge and a purchased in-process research and development charge of $5,000.
     ** Results for 1999 include a $9,754 special charge and purchased in-process research and development charges totaling $115,228.
     *** Results for 1997 include $58,669 of special charges.
     ****Results for 1996 include a $52,926 special charge and purchased in-process research and development charges totaling $40,350.

INVESTOR INFORMATION

TRANSFER AGENT

Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or change of address should be directed to the Company's Transfer Agent at:

First Chicago Trust Company of New York
a division of EquiServe
P.O. Box 2500
Jersey City, New Jersey 07303-2500
1.800.317.4445
www.equiserve.com (Account Access Availability)
Hearing impaired #TDD: 201.222.4955

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders will be held at 9:30 a.m. on Thursday, May 17, 2001, at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota.

INVESTOR CONTACT
Laura C. Merriam, Director of Investor Relations

To obtain information about the Company, call 1.800.552.7664, visit our Website www.sjm.com, or write to:

Investor Relations
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, Minnesota 55117-9983

Latest Company news releases, including quarterly results, and other information can be received by calling Investor Relations at a toll-free number (1.800.552.7664). Company news releases are also available through "Company News On-Call" by fax (1.800.758.5804 ext. 816662) or at http://www.prnewswire.com on the Internet.

For more information on St. Jude Medical, visit our Website at www.sjm.com. The Investor Relations section includes all SEC filings, a list of analyst coverage, analyst estimates, and a calendar of upcoming earnings announcements and IR events. Our NewsRoom features St. Jude Medical's press releases, company background information, fact sheets, executive bios, a product photo portfolio, and other media resources. Patient profiles can be found on our Website, including the patients featured in this year's annual report. The Website also has a special section with information for physicians and health care professionals.

COMPANY STOCK SPLITS
2:1 on 4/27/79, 1/25/80, 9/30/86, 3/15/89 and 4/30/90
3:2 on 11/16/95

STOCK EXCHANGE LISTINGS
New York Stock Exchange
Chicago Board Options Exchange (CB)
Symbol: STJ

The range of high and low prices per share for the Company's common stock for fiscal 2000 and 1999 is set forth below. As of February 7, 2001, the Company had 3,573 shareholders of record.

Fiscal Year Ended December 31            2000                       1999
--------------------------------------------------------------------------------
Quarter                             High         Low           High          Low
--------------------------------------------------------------------------------
First                             $31.25      $23.63         $29.38       $22.94
Second                            $44.25      $24.19         $38.31       $23.88
Third                             $51.63      $36.88         $40.75       $29.75
Fourth                            $62.50      $46.38         $30.69       $25.13

TRADEMARKS

Aescula(TM), Affnity(R), Alliance(TM), Angio-Seal(TM), Angstrom(R), AutoCapture(TM) Pacing System, BiLinx(TM), Contour(R), Duo(TM), Dynamic Atrial Overdrive(TM), Entity(TM), Epic(TM), Flex Cuff(TM), Frontier(TM), Genesis(TM), Integrity(TM), Isolator(TM), Lineage(TM), Linx(TM), Livewire(TM), Livewire TC(TM), Microny(R), Photon(R), Response CV(TM), Silzone(R), SJM(R), SJM Biocor(TM), SJM Epic(TM), SJM Quattro(TM), SJM Regent(TM), SJM Tailor(TM), Spyglass(TM), St. Jude Medical(R), Supreme(TM), Swartz(TM), Symmetry(TM), Trio(TM), Tendril(R), Toronto Duo(TM), Toronto Root(TM), Toronto SPV(R), Trilogy(R), TVL(R), Ultimum(TM), UltraFlex(TM), Vectra(R).

24