Form 10-K, Exhibit 13
period 2001-12-31
ST JUDE MEDICAL INC
filed 2002-03-29
CIK 203077

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(Dollars in thousands, except per share amounts)

RESULTS OF OPERATIONS
INTRODUCTION
St. Jude Medical, Inc. ("St. Jude Medical" or the "Company") is a leader in the development, manufacturing and distribution of cardiovascular medical devices for the global cardiac rhythm management (CRM), cardiology and vascular access (C/VA), and cardiac surgery (CS) markets. The Company's principal products in each of these markets are: bradycardia pacemaker systems, tachycardia implantable cardioverter defibrillator (ICD) systems, and electrophysiology (EP) catheters in CRM; vascular closure devices, catheters, guidewires and introducers in C/VA; and mechanical and tissue heart valves, valve repair products, and suture-free devices to facilitate coronary artery bypass graft anastomoses in CS.

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest December 31, but for clarity of presentation, describes all periods as if the year end is December 31. Fiscal years 2001, 2000 and 1999 each consisted of fifty-two weeks.

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

ANGIO-SEAL(TM): On March 16, 1999, the Company purchased the Angio-Seal(TM) business of Tyco International Ltd. for $167,000 in cash. Angio-Seal(TM) manufactured and marketed vascular closure devices.

OTHER: During 2001, 2000 and 1999, the Company acquired various businesses involved in distribution of the Company's products. Aggregate consideration paid in cash and common stock, net of any cash acquired, during 2001, 2000 and 1999 was $10,444, $3,264 and $21,056, respectively.

The above acquisitions were recorded using the purchase method of accounting. The operating results of each of these acquisitions are included in the Company's consolidated financial statements from the date of each acquisition. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in aggregate.

NET SALES
Net sales by geographic markets were as follows:

                                           2001            2000            1999
--------------------------------------------------------------------------------
United States                        $  880,086      $  745,793      $  689,051
International                           467,270         433,013         425,498
--------------------------------------------------------------------------------
   Total net sales                   $1,347,356      $1,178,806      $1,114,549
--------------------------------------------------------------------------------

Overall, foreign exchange rate movements had an unfavorable year-to-year impact on net sales of approximately $16,000 and $34,000 in 2001 and 2000, due primarily to the strengthening of the U.S. dollar against the major Western European currencies. This negative effect is not necessarily indicative of the impact on net earnings due to partially offsetting favorable foreign currency changes on operating costs and to the Company's hedging activities that occurred in 2000 and 1999.

Net sales by class of similar products were as follows:

                                           2001            2000            1999
--------------------------------------------------------------------------------
Cardiac rhythm management            $  965,968      $  819,117      $  767,212
Cardiology and vascular access          133,343         102,740          75,905
Cardiac surgery                         248,045         256,949         271,432
--------------------------------------------------------------------------------
   Total net sales                   $1,347,356      $1,178,806      $1,114,549
--------------------------------------------------------------------------------

Net sales of cardiac rhythm management products increased 17.9% over 2000 due primarily to increased bradycardia, ICD and EP catheter unit sales, offset in part by negative foreign currency effects. The increase in bradycardia net sales in 2001 was driven by the mid-year introduction of the Integrity AFx(R) pacemaker with atrial fibrillation suppression technology. The increase in ICD net sales in 2001 was primarily due to the full year sales of the Company's dual-chamber ICD products, which were introduced into the market in October 2000. Net sales of CRM products in 2000 increased 6.8% over 1999 due primarily to increased bradycardia and EP catheter unit sales, offset partially by the negative impact of the strengthening U.S. dollar on foreign sales. The increase in bradycardia sales in 2000 was mainly due to the Company's on-going rollout of the Affinity(R) pacemaker family and to an expanded U.S. sales organization.

Net sales of cardiology and vascular access products increased 29.8% and 35.4% in 2001 and 2000 due primarily to increased Angio-Seal(TM) unit sales.

Net sales of cardiac surgery products decreased 3.5% from 2000 due to the effects of the stronger U.S. dollar and a clinical preference shift from mechanical valves to tissue valves in the U.S. market where the Company holds significant mechanical valve market share and a smaller share of the tissue valve market. This was offset in part by an increase in aortic connector sales with the introduction of this technology to the U.S. market during 2001. Net sales of cardiac surgery products in 2000 decreased 5.3% from 1999 due to the effects of the stronger U.S. dollar, the impact of the first quarter 2000 recall of valve products incorporating a Silzone(R) coating, and a clinical preference shift from mechanical valves to tissue valves in the U.S. market.

GROSS PROFIT

Gross profits were as follows:

                                             2001           2000           1999
--------------------------------------------------------------------------------
Gross profit                             $888,197       $787,657       $733,647
Percentage of net sales                     65.9%          66.8%          65.8%
--------------------------------------------------------------------------------

The Company's 2001 gross profit margin decreased nearly one percentage point from 2000 due primarily to the $21,667 of special charges recorded in the third quarter of 2001 relating to inventory and diagnostic equipment write-offs (see further details under the discussion of Special charges). Excluding these special charges, the gross profit percentage was 67.5% in 2001 compared to 66.8% in 2000, both of which were up from the respective prior year due to higher unit volumes and improved manufacturing efficiencies in the Company's CRM operations, offset partially by the unfavorable impact on net sales due to the stronger U.S. dollar. The Company anticipates making further improvements in its operations through the use of total quality management techniques, and further investments in technology in order to continue to improve the Company's gross profit margin percentage in the future.

OPERATING EXPENSES
Certain operating expenses were as follows:

                                             2001           2000           1999
--------------------------------------------------------------------------------
Selling, general and administrative      $467,113       $416,383       $394,418
Percentage of net sales                     34.7%          35.3%          35.4%

Research and development                 $164,101       $137,814       $125,059
Percentage of net sales                     12.2%          11.7%          11.2%
--------------------------------------------------------------------------------

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSE: SG&A expense as a percentage of net sales decreased in 2001 due primarily to the increased sales which leveraged the Company's cost structure. SG&A expense as a percentage of net sales in 2000 was comparable to 1999. During the fourth quarter of 2001, the Company reversed through SG&A expense a $15,000 accrued liability relating to royalties on a license agreement with Guidant that management believed it had acquired as part of its purchase of assets of the Telectronics cardiac stimulation device business. In addition, the Company expensed approximately the same amount of legal fees incurred in relation to the Guidant litigation (see further discussion on both of these matters in Note 4 to the Company's Consolidated Financial Statements). During the third quarter of 2000, the Company received a cash payment related to a non-product arbitration judgement pertaining to business matters occurring in 1997 and 1998. This cash receipt, net of other provisions for legal matters and fees, was $15,158 and was credited to SG&A expense. In addition, during the third quarter of 2000, the Company recorded additional SG&A expenses related to a $3,500 discretionary contribution to its charitable foundation, $6,672 primarily for write-offs of certain assets and related costs, and a $4,900 increase to its allowance for doubtful accounts. These additional costs and expenses were also recorded in SG&A expense.

RESEARCH AND DEVELOPMENT (R&D) EXPENSE: R&D expense increased in 2001 and 2000 primarily due to the Company's increased activities relating to ICDs, products to treat emerging indications in atrial fibrillation and congestive heart failure, and suture-free devices to facilitate coronary artery bypass graft anastomoses.

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

During 1999 and 2000, the in-process technologies acquired in the Angio-Seal(TM) acquisition were completed, necessary regulatory approvals were received, and the products were released to the market. During 1999, 2000 and 2001, the Company continued to develop certain of the in-process technologies acquired in the VSI acquisition. Development of one of the VSI technologies (the proximal connector) was completed and regulatory approvals and E.U. and U.S. market releases occurred in 2000 and 2001. A second VSI in-process technology (the distal connector) received E.U. regulatory approval in 2001; however, the Company intends to make additional enhancements to this product in 2002 prior to filing for U.S. regulatory approval and prior to releasing the product to either the E.U. or U.S. markets. At the date of the VSI acquisition, the total estimated costs necessary to complete the proximal and distal connector technologies into commercially viable products and to make certain subsequent product enhancements were approximately $1,000, all of which were scheduled to be incurred in 1999 and 2000. Currently, the total estimated costs to complete the proximal and distal connectors, including the related enhancements, have increased to $11,000, of which $2,400 remains to be incurred in 2002. Other in-process technologies acquired in the VSI acquisition continue to be reviewed for ultimate viability in the developing coronary artery bypass graft anastomoses market. The original estimated costs to complete these other technologies into commercially viable products were approximately $6,000, of which only an immaterial amount has been incurred to date.

The total appraised value of the VSI purchased in-process research and development was $95,500, of which $67,453 was recorded at close. The Company paid additional amounts totaling $10,000 in 2001 and $5,000 in 2000 as certain product development milestones were achieved. The remaining balance of the in-process research and development valuation ($13,047) will be recorded in the Company's financial statements as purchased in-process research and development expense when payment of the contingent consideration is assured beyond a reasonable doubt. Contingent consideration payments in excess of the $13,047 will be capitalized as goodwill.

Management believes that the financial statement projections used in the Angio-Seal(TM) and VSI acquisitions are still materially valid; however, there can be no assurance that the projected results will be achieved. In addition, there are risks associated with being able to complete development of the VSI in-process technologies, and there can be no assurance that these technologies will meet with either technological or commercial success. Failure to successfully complete the development and commercialize these in-process technologies would result in the loss of the expected economic return inherent in the original fair value allocation.

SPECIAL CHARGES: In July 2001, the Company initiated efforts to streamline its heart valve operations, consolidate its U.S. sales activities and restructure its international sales organization. As a result of these activities, the Company recorded pre-tax special charges of $20,657 in the third quarter of 2001, consisting of employee severance costs resulting from the elimination of approximately 90 production and administrative positions ($5,293), inventory write-offs and scrap ($9,490), capital equipment write-offs ($3,379) and other costs related primarily to lease terminations and other facility exit costs due to the closing and consolidation of sales offices ($2,495). The Company has utilized $13,500 of these special charge accruals through December 31, 2001, consisting of $2,468 of employee severance costs, $7,301 of inventory write-offs and scrap, $3,379 of capital equipment write-offs, and $352 of other costs. The Company estimates that the remaining accruals will be utilized primarily during 2002.

During the third quarter of 2001, the Company also wrote off $12,177 of certain diagnostic equipment deemed obsolete due to the overwhelming acceptance of newer technology equipment which received U.S. regulatory approvals in late 2000 and early 2001, and was launched earlier in 2001.

The charges relating to employee severance costs, capital equipment write-offs and other costs have been recorded in operating expenses as special charges. The inventory and diagnostic equipment write-offs are included in cost of sales as special charges.

On January 21, 2000, the Company initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating Silzone(R) coating on the sewing cuff fabric. The Company concluded that it will no longer utilize Silzone(R) coating. The Company recorded a special charge accrual totaling $26,101 during the first quarter of 2000 relating to asset write-downs ($9,465) and other costs ($16,636), including monitoring expenses, associated with this recall and product discontinuance. Additionally, the Company maintains product liability coverage for litigation related costs in excess of its self-insured retention. The Company has utilized $20,701 of this special charge accrual through December 31, 2001, consisting of $9,465 of asset write-downs and $11,236 of other costs. The Company estimates that the remaining accrual will be utilized primarily during 2002. There can be no assurance that the final costs associated with this recall that are not covered by insurance, including litigation-related costs, will not exceed management's estimates.

The Company recorded a $9,754 special charge accrual in 1999 related to the restructuring of its international operations. Substantially all accruals related to this restructuring have been utilized through December 31, 2001.

OTHER INCOME (EXPENSE)
Net interest expense was $9,306 in 2001, $25,929 in 2000 and $25,378 in 1999.
The decrease in net interest expense in 2001 was due to lower debt levels resulting from debt repayments, as well as lower interest rates in 2001 compared with 2000 and 1999.

INCOME TAXES
The Company's reported effective income tax rates were 24.3% in 2001, 27.2% in 2000, and 63.8% in 1999. Exclusive of the purchased in-process research and development and special charges, the Company's effective income tax rate was 25% for each of these periods. The VSI-related purchased in-process research and development charges are not deductible for income tax purposes and the special charges were recorded in taxing jurisdictions where income tax rates vary from the Company's blended 25% effective tax rate.

The Company anticipates that its effective income tax rate before in-process research and development and special charges will increase beginning in 2003 due to a larger percentage of the Company's forecasted taxable income being generated in higher taxing jurisdictions.

The Company has not recorded U.S. deferred income taxes on certain of its non-U.S. subsidiaries' undistributed earnings as such amounts are intended to be reinvested outside the U.S. indefinitely. However, should the Company change its business and tax strategies in the future and decide to repatriate a portion of these earnings to one of the Company's U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries (see Liquidity), additional U.S. tax liabilities would be incurred.

At December 31, 2001, the Company has approximately $52,000 of deferred tax assets related principally to U.S. tax loss carryforwards, arising primarily from acquisitions, which expire from 2003 to 2021, for which no valuation allowance has been recorded. The Company believes that these loss carryforwards will be fully utilized based upon its estimates of future taxable income. If these estimates of future taxable income are not met, a valuation allowance for some of these deferred tax assets would be required.

The Company from time to time faces challenges from tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. The Company's U.S. Federal tax filings prior to 1998 have been examined by the Internal Revenue Service (IRS) and the Company has settled all differences arising out of those examinations. Consistent with the Company's status with the U.S. Federal tax authorities as a "coordinated industry case," the IRS is currently in the process of examining the Company's U.S. Federal tax returns for the calendar years 1998, 1999 and 2000. Although the Company believes it has recorded an appropriate income tax provision, there can be no assurance that the IRS will not take positions contrary to those taken by the Company. The Company further believes that any costs not covered by the Company's income tax provision will not have a material adverse impact on the Company's consolidated financial position or liquidity, but may be material to the consolidated results of operations of a future period.

NET EARNINGS
Reported net earnings and diluted net earnings per share were $172,592, or $1.93 per share in 2001, $129,094, or $1.51 per share, in 2000, and $24,227, or $0.29 per share, in 1999. Net earnings, exclusive of purchased in-process research and development and special charges and related income taxes, were $203,109 in 2001, $156,307 in 2000, and $143,989 in 1999.

OUTLOOK
The Company expects that market demand, government regulation and reimbursement policies, and societal pressures will continue to change the worldwide health care industry resulting in further business consolidations and alliances. The Company participates with industry groups to promote the use of advanced medical device technology in a cost-conscious environment. Customer service in the form of cost-effective clinical outcomes will continue to be a primary focus for the Company.

The global medical technology industry is highly competitive. Competitors have historically employed litigation to gain a competitive advantage. In addition, the Company's products must continually improve technologically and provide improved clinical outcomes due to the competitive nature of the industry.

The cardiac surgery market is highly competitive, and consists of mechanical heart valves, tissue heart valves, and repair products. Since 1999, the market has shifted to tissue valves and repair products from mechanical heart valves, resulting in an overall market share loss for the Company. Competition is anticipated to continue to place pressure on pricing and terms, including a trend toward vendor owned (consignment) inventory at the hospitals, and health care reform is expected to result in further hospital consolidations over time.

The cardiac rhythm management market is also highly competitive and has undergone consolidation. There are currently three principal suppliers in this market, including the Company, and the Company's two principal competitors each have substantially more assets and sales than the Company. Rapid technological change in the CRM market is expected to continue, requiring the Company to invest heavily in R&D and to effectively market its products.

The Company operates in an industry that is susceptible to significant product liability claims. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, product liability claims may be asserted against the Company in the future relative to events that are not known to management at the present time. While it is not possible to predict the outcome of every claim, the Company believes that it has adequate product liability insurance to cover the costs associated with them. The Company further believes that any costs not covered by product liability insurance, including the Company's self-insured deductible, will not have a material adverse impact on the Company's consolidated financial position or liquidity, but may be material to the consolidated results of operations of a future period.

Subsequent to the tragic events of September 2001, the product liability insurance market has dramatically changed. The Company has secured product liability coverage for 2002, however the self-insured retention and insurance premiums are significantly higher than in prior years. There can be no assurance that this trend will reverse in the near future. As a result of the increased self-insured retention for 2002, the Company has increased financial exposure in the event of significant product liability matters. However, management believes that any payment under the Company's 2002 policy self-insured retention would not have a material adverse impact on the Company's consolidated financial position or liquidity, but may be material to the consolidated results of operations of a future period.

Group purchasing organizations (GPOs) in the U.S. continue to consolidate the purchasing for some of the Company's customers. Several such GPOs have executed contracts with the Company's CRM market competitors, which exclude the Company. These contracts, if enforced, may adversely affect the Company's sales of these products to members of these GPOs.

On January 1, 1999, eleven of the fifteen member countries of the European Economic Community (EEC) adopted the Euro as the legal common currency for their countries. On January 1, 2002, these countries issued new Euro-denominated bills and coins for use in cash transactions. The Company believes that the adoption of a single Euro currency will result in greater transparency of product pricing, making those countries a more competitive business environment. During 2001, the Company completed the necessary changes to its computer systems to accommodate the Euro, and the conversion to the Euro did not have a material impact on the Company's consolidated results of operations or financial position.

MARKET RISK
The Company is exposed to foreign currency exchange rate fluctuations due to its transactions denominated primarily in Euros, Canadian Dollars, Brazilian Reais, British Pounds, and Swedish Kroners. The Company is also exposed to interest rate risk on its interest-bearing debt and equity market risk on its marketable equity security investments. A hypothetical 10% change in short-term interest rates compared to interest rates on the Company's interest-bearing debt at December 31, 2001, would not have a material impact on the Company's consolidated results of operations.

Although in 2001 management elected not to enter into any hedging contracts, from time to time the Company minimizes a portion of its foreign currency exchange rate risk through the use of forward exchange or option contracts. The gains or losses on these contracts are intended to offset changes in the fair value of the anticipated foreign currency transactions. It is the Company's practice to not enter into contracts for trading purposes. The Company is continuing to evaluate its foreign currency exchange rate risk and the different mechanisms in which to help manage such risk. The Company had no forward exchange or option contracts outstanding at December 31, 2001 or 2000.

The Company periodically enters into interest rate swap or option contracts to reduce its exposures to interest rate fluctuations. During the third quarter of 1999, the Company entered into an interest rate swap contract to hedge a substantial portion of its variable interest rate risk through January 2000 on $138,000 of revolving credit facility borrowings. The impact of this contract on 1999 earnings was not material. The Company did not enter into any other interest rate contracts during 1999, 2000 or in 2001.

The Company periodically invests in marketable equity securities of emerging technology companies. The Company's investments in these companies had a fair value of $21,616 and $16,173 at December 31, 2001 and 2000, which is subject to the underlying price risk of the public equity markets.

CRITICAL ACCOUNTING POLICIES
In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," management identified the most critical accounting principles upon which our financial status depends. We determined the critical accounting principles by considering accounting policies that involve the most complex or subjective decisions or assessments. We identified our most critical accounting policies to be those related to income taxes, product liability accruals, accounts receivable allowance for doubtful accounts, estimated useful lives of property, plant and equipment and special charges. We discuss these accounting policies in the notes to the consolidated financial statements and in relevant sections in this discussion and analysis.

NEW ACCOUNTING PRONOUNCEMENTS
The Company is required to adopt Statements of Financial Accounting Standards No. 141, Business Combinations (Statement 141), and No. 142, Goodwill and Other Intangible Assets (Statement 142), on January 1, 2002. These Statements change the accounting for business combinations, goodwill, and intangible assets. Under Statement 141, all business combinations initiated after June 30, 2001, are to be accounted for using the purchase method. Under Statement 142, goodwill will no longer be amortized but will be reviewed at least annually for impairment. The Company's pre-tax goodwill amortization expense was approximately $28,000, $29,000 and $27,000 in 2001, 2000 and 1999. During 2002, the Company will perform the first of the required goodwill impairment tests under Statement 142, however management does not expect the outcome of this test to have a material impact on the Company's consolidated results of operations or financial position.

The Company is also required to adopt Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144). Statement 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. Statement 144 retains and expands upon the fundamental provisions of existing guidance related to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. The impact of adopting Statement 144 on January 1, 2002, was not material to the Company's consolidated results of operations or financial position.

FINANCIAL CONDITION
LIQUIDITY
The Company's liquidity and cash flows remained strong during 2001. Cash provided by operating activities was $310,135 in 2001, up approximately $106,000 from 2000 reflecting increased earnings and improved working capital management. The Company's current ratio was 2.5 to 1 at December 31, 2001.

Cash and equivalents increased $97,896 during 2001 due primarily to earnings generated by the Company's non-U.S. subsidiaries. At December 31, 2001, substantially all of the Company's cash and equivalents were maintained by the Company's non-U.S. subsidiaries and would be subject to additional U.S. tax if repatriated to one of the Company's U.S. subsidiaries (see Income Taxes).

The Company had interest-bearing debt of $123,128 at December 31, 2001, a decrease of $171,372 from December 31, 2000, due to debt repayments using primarily cash generated from operations and the proceeds from employee stock option exercises. As of March 6, 2002, the Company had $350,000 of committed credit facilities that are available to back the Company's commercial paper program borrowings and for general purposes. These committed credit facilities expire in March 2003. The Company classifies all of its credit facility and commercial paper borrowings as long-term on its balance sheet as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed credit facility. Management continually reviews the Company's cash flow projections and may from time to time repay a portion of the Company's borrowings.

At the present time, management expects 2002 capital expenditures and business acquisition payments to be approximately $125,000. In 2003 through 2005, management currently expects these amounts to be approximately $105,000 per year.

The Company leases various facilities under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows:
$9,460 in 2002; $9,461 in 2003; $8,233 in 2004; $7,470 in 2005; $6,910 in 2006;
$22,674 in years thereafter.

Management believes that cash generated from operations and cash available under its credit facilities will be sufficient to meet the Company's working capital and capital investment needs in the near term. Should suitable investment opportunities arise, management believes that the Company's earnings, cash flows and balance sheet will permit the Company to obtain additional debt or equity capital, if necessary.

CAPITAL STRUCTURE
The Company's capital structure consists of interest-bearing debt and equity. Interest-bearing debt as a percent of the Company's total capitalization decreased from 24% at December 31, 2000, to 9% at December 31, 2001, due primarily to the paydown of debt.

In September 1999, the Company's Board of Directors authorized the repurchase of up to $250,000 of the Company's outstanding common stock over a three-year period. The Company repurchased 977,500 shares of its common stock for $29,826 during 1999. No additional shares were repurchased during 2001 or 2000.

DIVIDENDS
The Company did not declare or pay any dividends during 2001, 2000 or 1999. Management currently intends to utilize the Company's earnings for operating and investment purposes, including the repurchase of its common stock from time to time.

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

Various factors contained in the previous discussion and those described below may affect the Company's operations and results. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties. Risk factors include the following:

     1. Legislative or administrative reforms to the U.S. Medicare and Medicaid systems or similar reforms of international reimbursement systems in a manner that significantly reduces reimbursement for procedures using the Company's medical devices or denies coverage for such procedures.
     2. Acquisition of key patents by others that have the affect of excluding the Company from market segments or require the Company to pay royalties.
     3. Economic factors, including inflation, changes in interest rates and changes in foreign currency exchange rates.
     4. Product introductions by competitors which have advanced technology, better features or lower pricing.
     5. Price increases by suppliers of key components, some of which are sole-sourced.
     6. A reduction in the number of procedures using the Company's devices caused by cost containment pressures or preferences for alternate therapies.
     7. Safety, performance or efficacy concerns about the Company's marketed products, many of which are expected to be implanted for many years, leading to recalls and advisories with the attendant expenses and declining sales.
     8. Changes in laws, regulations or administrative practices affecting government regulation of the Company's products, such as FDA laws and regulations, that increase pre-approval testing requirements for products or impose additional burdens on the manufacture and sale of medical devices.
     9. Difficulties obtaining, or the inability to obtain, appropriate levels of product liability insurance.
     10. A serious earthquake affecting the Company's facilities in Sunnyvale or Sylmar, California.
     11. Health care industry consolidation leading to demands for price concessions or the exclusion of some suppliers from significant market segments.
     12. Adverse developments in litigation including product liability litigation and patent litigation or other intellectual property litigation including that arising from the Telectronics and Ventritex acquisitions.

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

/s/ John C. Heinmiller

John C. Heinmiller
Vice President, Finance and Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                        /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 28, 2002,
except for Note 4,
as to which the date
is February 13, 2002

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts)

Fiscal Year Ended December 31,                                          2001            2000            1999
------------------------------------------------------------------------------------------------------------
Net sales                                                        $ 1,347,356     $ 1,178,806     $ 1,114,549
Cost of sales:
  Cost of sales before special charges                               437,492         391,149         380,902
  Special charges                                                     21,667              --              --
------------------------------------------------------------------------------------------------------------
Total cost of sales                                                  459,159         391,149         380,902
------------------------------------------------------------------------------------------------------------
  Gross profit                                                       888,197         787,657         733,647

Selling, general and administrative expense                          467,113         416,383         394,418
Research and development expense                                     164,101         137,814         125,059
Purchased in-process research and development charges                 10,000           5,000         115,228
Special charges                                                       11,167          26,101           9,754
------------------------------------------------------------------------------------------------------------
  Operating profit                                                   235,816         202,359          89,188

Other income (expense)                                                (7,838)        (25,050)        (22,184)
------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                                       227,978         177,309          67,004

Income tax expense                                                    55,386          48,215          42,777

Net earnings                                                     $   172,592     $   129,094     $    24,227
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Net earnings per share:
  Basic                                                          $      2.00     $      1.53     $      0.29
  Diluted                                                        $      1.93     $      1.51     $      0.29

Weighted average shares outstanding:
  Basic                                                               86,214          84,253          84,274
  Diluted                                                             89,384          85,817          84,735
------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

December 31,                                                            2001            2000
--------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and equivalents                                             $   148,335     $    50,439
Accounts receivable, less allowances for doubtful accounts           320,683         303,307
Inventories                                                          240,390         222,238
Deferred income taxes                                                 36,563          35,566
Other                                                                 51,575          74,139
--------------------------------------------------------------------------------------------
  Total current assets                                               797,546         685,689

PROPERTY, PLANT AND EQUIPMENT
Land, buildings and improvements                                     112,902         114,045
Machinery and equipment                                              352,294         328,553
Diagnostic equipment                                                 165,938         176,794
--------------------------------------------------------------------------------------------
Property, plant and equipment at cost                                631,134         619,392
Less accumulated depreciation                                       (335,491)       (302,213)
--------------------------------------------------------------------------------------------
  Net property, plant and equipment                                  295,643         317,179

OTHER ASSETS
Goodwill and other intangible assets, net                            389,929         417,921
Deferred income taxes                                                 67,238          57,482
Other                                                                 78,371          54,445
--------------------------------------------------------------------------------------------
  Total other assets                                                 535,538         529,848
--------------------------------------------------------------------------------------------
TOTAL ASSETS                                                     $ 1,628,727     $ 1,532,716
--------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                 $    88,925     $    81,340
Income taxes payable                                                  63,475          58,224
Accrued expenses
  Employee compensation and related benefits                         102,191          81,576
  Other                                                               67,263          76,227
--------------------------------------------------------------------------------------------
  Total current liabilities                                          321,854         297,367

LONG-TERM DEBT                                                       123,128         294,500

COMMITMENTS AND CONTINGENCIES                                             --              --

SHAREHOLDERS' EQUITY
Preferred stock                                                           --              --
Common stock                                                           8,721           8,534
Additional paid-in capital                                           134,726          55,723
Retained earnings                                                  1,134,909         962,317
Accumulated other comprehensive income (loss):
  Cumulative translation adjustment                                 (103,781)        (93,380)
  Unrealized gain on available-for-sale securities                     9,170           7,655
--------------------------------------------------------------------------------------------
  Total shareholders' equity                                       1,183,745         940,849
--------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $ 1,628,727     $ 1,532,716
--------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

                                                       Common Stock                                      Accumulated
                                                      ---------------------  Additional                        Other          Total
                                                        Number of               Paid-In     Retained   Comprehensive  Shareholders'
                                                           Shares    Amount     Capital     Earnings   Income (Loss)         Equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1999                             84,174,699    $8,417    $  6,656   $  816,940      $ (25,793)     $  806,220
Comprehensive income:
   Net earnings                                                                               24,227                         24,227
   Other comprehensive income (loss):
       Unrealized loss on investments, net of taxes
           and reclassification adjustment (see below)                                                       (1,161)         (1,161)
       Foreign currency translation adjustment                                                              (20,735)        (20,735)
                                                                                                                      --------------
       Other comprehensive loss                                                                                             (21,896)
                                                                                                                      --------------
Comprehensive income                                                                                                          2,331
                                                                                                                      --------------
Issuance of common stock, including
    exercise of stock options, net                        381,206        38       8,855                                       8,893
Tax benefit from stock options                                                      969                                         969
Issuance of common stock for
    business acquisition                                  161,072        16       3,984                                       4,000
Issuance of common stock
    in settlement of obligation                            41,108         4       1,430                                       1,434
Repurchase of common stock                               (977,500)      (97)    (21,785)      (7,944)                       (29,826)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                           83,780,585     8,378         109      833,223        (47,689)        794,021
Comprehensive income:
   Net earnings                                                                              129,094                        129,094
   Other comprehensive income (loss):
       Unrealized gain on investments, net of taxes
           and reclassification adjustment (see below)                                                        1,367           1,367
       Foreign currency translation adjustment                                                              (39,403)        (39,403)
                                                                                                                      --------------
       Other comprehensive loss                                                                                             (38,036)
                                                                                                                      --------------
Comprehensive income                                                                                                         91,058
                                                                                                                      --------------
Issuance of common stock, including
    exercise of stock options, net                      1,245,166       125      38,506                                      38,631
Tax benefit from stock options                                                    6,464                                       6,464
Issuance of common stock for conversion of
    subordinated debentures                               310,535        31      10,644                                      10,675
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                           85,336,286     8,534      55,723      962,317        (85,725)        940,849
Comprehensive income:
   Net earnings                                                                              172,592                        172,592
   Other comprehensive income (loss):
       Unrealized gain on investments, net of taxes                                                           1,515           1,515
       Foreign currency translation adjustment, net
          of taxes                                                                                          (10,401)        (10,401)
                                                                                                                      --------------
       Other comprehensive loss                                                                                              (8,886)
                                                                                                                      --------------
Comprehensive income                                                                                                        163,706
                                                                                                                      --------------
Issuance of common stock, including
    exercise of stock options, net                      1,873,070       187      57,754                                      57,941
Tax benefit from stock options                                                   21,249                                      21,249
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                           87,209,356    $8,721    $134,726   $1,134,909      $ (94,611)     $1,183,745
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income reclassification adjustments for net realized gains on the sale of marketable securities, net of income taxes:
1999                                                                                                                     $    2,875
2000                                                                                                                          2,519
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

Fiscal Year Ended December 31,                                                         2001            2000            1999
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                                    $   172,592     $   129,094     $    24,227
Adjustments to reconcile net earnings to net cash from operating activities:
  Depreciation                                                                       58,404          56,699          54,588
  Amortization                                                                       31,895          35,650          31,114
  Purchased in-process research and development charges                              10,000           5,000         115,228
  Special charges                                                                    32,834          26,101           9,754
  Net investment gain                                                                    --          (4,062)           (848)
  Deferred income taxes                                                             (11,681)         (5,439)            369
  Changes in operating assets and liabilities, net of business acquisitions:
    Accounts receivable                                                             (23,941)        (40,845)        (26,319)
    Inventories                                                                     (32,373)          4,621          14,466
    Other current assets                                                             13,605          (6,519)         (6,722)
    Accounts payable and accrued expenses                                            12,907         (17,317)         (1,998)
    Income taxes                                                                     45,893          20,988          42,208
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                           310,135         203,971         256,067

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                           (63,129)        (39,699)        (69,419)
Proceeds from sale or maturity of marketable securities                              15,000          29,082          17,552
Business acquisition payments                                                       (20,444)         (8,264)       (259,127)
Other                                                                               (26,220)        (10,752)        (19,438)
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                               (94,793)        (29,633)       (330,432)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued                             57,941          38,631           8,893
Common stock repurchased                                                                 --              --         (29,826)
Borrowings under debt facilities                                                  2,115,028       3,703,287         989,500
Payments under debt facilities                                                   (2,286,400)     (3,856,287)       (887,000)
Repurchase of convertible subordinated debentures                                        --         (19,320)             --
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                (113,431)       (133,689)         81,567

Effect of currency exchange rate changes on cash                                     (4,015)            135          (1,322)
---------------------------------------------------------------------------------------------------------------------------
Net increase in cash and equivalents                                                 97,896          40,784           5,880
Cash and equivalents at beginning of year                                            50,439           9,655           3,775
---------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                             $   148,335     $    50,439     $     9,655
---------------------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Information
---------------------------------------------------------------------------------------------------------------------------
  Cash paid during the year for:
    Interest                                                                    $    10,663     $    32,467     $    28,934
    Income taxes                                                                     21,424          35,704          21,200
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
COMPANY OVERVIEW: St. Jude Medical, Inc. ("St. Jude Medical" or the "Company") is a leader in the development, manufacturing and distribution of cardiovascular medical devices for the global cardiac rhythm management (CRM), cardiology and vascular access (C/VA), and cardiac surgery (CS) markets. The Company's principal products in each of these markets are: bradycardia pacemaker systems, tachycardia implantable cardioverter defibrillator (ICD) systems, and electrophysiology (EP) catheters in CRM; vascular closure devices, catheters, guidewires and introducers in C/VA; and mechanical and tissue heart valves, valve repair products, and suture-free devices to facilitate coronary artery bypass graft anastomoses in CS. The Company markets its products primarily in the United States, Western Europe and Japan through both a direct employee-based sales organization and independent distributors.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

FISCAL YEAR: The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest December 31. For clarity of presentation, the Company describes all periods as if the year end is December 31. Fiscal years 2001, 2000 and 1999 each consisted of fifty-two weeks.

USE OF ESTIMATES: Preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS: The Company considers highly liquid temporary investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market. The Company's cash equivalents include bank certificates of deposit, commercial paper investments and repurchase agreements collateralized by U.S. government agency securities.

MARKETABLE SECURITIES: Marketable securities consist of equity securities, bank certificates of deposit, U.S. government obligations, commercial paper, notes and bonds. Marketable securities are classified as available-for-sale, recorded at fair market value based upon quoted market prices, and are classified with other current assets on the balance sheet. Gross unrealized gains totaling $14,790, $12,347 and $10,142, net of taxes of $5,620, $4,692 and $3,854, were recorded in shareholders' equity at December 31, 2001, 2000 and 1999. Realized gains from the sale of marketable securities have been recorded in other income and are computed using the specific identification method.

ACCOUNTS RECEIVABLE: The Company grants credit to customers in the normal course of business but generally does not require collateral or any other security to support its receivables. Within the European Economic Union and in many emerging markets, payments of certain accounts receivable balances are made by the individual countries' health care system for which payment is dependent, to a certain extent, upon the political and economic environment within those countries. The allowance for doubtful accounts was $17,210 at December 31, 2001 and $13,831 at December 31, 2000.

INVENTORIES: Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method.

Inventories consist of the following:
                                                  2001            2000
-----------------------------------------------------------------------
Finished goods                                $135,543        $123,696
Work in process                                 35,984          35,640
Raw materials                                   68,863          62,902
-----------------------------------------------------------------------
                                              $240,390        $222,238
-----------------------------------------------------------------------


PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are depreciated using the straight-line method over their estimated useful lives, ranging from 31 to 39 years for buildings and improvements, three to seven years for machinery and equipment, and five to eight years for diagnostic equipment. Diagnostic equipment is used by physicians and health care professionals to program and analyze data from the Company's CRM devices. The estimated useful lives of this equipment are based on management's estimates of its usage by the physicians and health care professionals, factoring in new technology platforms and rollouts by the Company. To the extent that the Company experiences changes in the usage of this equipment or rollouts of new technologies to the market, their estimated useful lives may change in a future period. Accelerated depreciation methods are used for income tax purposes.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill and other intangible assets consists primarily of goodwill at December 31, 2001 and 2000. Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of purchased technology, patents and customer relationships. Goodwill and other intangible assets are amortized on a straight-line basis using lives ranging from 5 to 20 years. Accumulated amortization totaled $173,377 and $147,006 at December 31, 2001 and 2000. The Company periodically reviews its long-lived assets, including property, plant and equipment, for indicators of impairment using an estimate of the undiscounted cash flows generated by those assets. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (Statement 142). Under Statement 142, goodwill is no longer amortized, but is subject to annual impairment tests. See "New Accounting Pronouncements" for further discussion of Statement 142 and its anticipated impact on the Company's consolidated financial statements.

TECHNOLOGY LICENSE AGREEMENT: The Company has a technology license agreement that provides access to a significant number of patents covering a broad range of technology used in the Company's CRM products. The agreement provides for payments through September 2004 at which time the Company will have a fully paid-up license, granting access to the underlying patents which expire at various dates through the year 2014. The Company recognizes the total estimated costs under this license agreement as an expense over the term of the underlying patents' lives.

REVENUE RECOGNITION: The Company generally recognizes revenue at such time title to the goods transfers to the customer. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the customer has used the inventory.

RESEARCH AND DEVELOPMENT: Research and development costs are charged to expense as incurred. Purchased in-process research and development is recognized in business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies. The portion assigned to in-process research and development technologies excludes the value of core and developed technologies, which are recognized as intangible assets.

STOCK-BASED COMPENSATION: The Company utilizes the intrinsic value method of accounting for its employee stock-based compensation. Pro forma information related to the fair value method of accounting is provided in Note 5.

EARNINGS PER SHARE: Basic earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares, exclusive of restricted shares, during the period. Diluted net earnings per share is computed by dividing net earnings, adjusted for convertible debenture interest in 2000, by the weighted average number of outstanding common shares and dilutive securities.

The table below sets forth the computation of basic and diluted net earnings per share:

                                             2001           2000           1999
--------------------------------------------------------------------------------
Numerator:
    Net earnings                      $   172,592    $   129,094    $    24,227
    Convertible debenture
       interest, net of taxes                  --             95             --
--------------------------------------------------------------------------------
       Adjusted net earnings          $   172,592    $   129,189    $    24,227

Denominator:
     Basic-weighted average
        shares outstanding             86,214,000     84,253,000     84,274,000
     Effect of dilutive securities:
     Employee stock options             3,135,000      1,448,000        414,000
     Restricted shares                     35,000         38,000         47,000
     Convertible debentures                    --         78,000             --
--------------------------------------------------------------------------------
     Diluted-weighted average          89,384,000     85,817,000     84,735,000
        shares outstanding
--------------------------------------------------------------------------------
Basic net earnings per share          $      2.00    $      1.53    $      0.29
--------------------------------------------------------------------------------
Diluted net earnings per share        $      1.93    $      1.51    $      0.29
--------------------------------------------------------------------------------

Net earnings and diluted-weighted average shares outstanding for certain periods have not been adjusted for the Company's convertible debentures or for certain employee stock options and awards where the effect of those securities would have been anti-dilutive.

FOREIGN CURRENCY TRANSLATION: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect throughout the year. Assets and liabilities of foreign operations are translated at year-end exchange rates. Gains and losses from translation of net assets of foreign operations are recorded in other comprehensive income. Taxes totaling $19,393 have been offset against the cumulative translation adjustment at December 31, 2001. Foreign currency transaction gains and losses are included in other income (expense).

FOREIGN CURRENCY AND INTEREST RATE RISK MANAGEMENT CONTRACTS: Management periodically utilizes derivative financial instruments to help manage a portion of the Company's exposure to foreign currencies and interest rates. Management generally utilizes forward exchange or option contracts to manage anticipated foreign currency exposures and interest rate swaps to manage interest rate exposures. Management does not enter into derivative financial instruments for trading purposes. The Company records the fluctuation in the fair value of the forward exchange or option contracts in other income (expense) and the fluctuation in the fair value of the interest rate swaps in interest expense. There were no forward exchange or option contracts, or interest rate swap contracts outstanding at December 31, 2001 or 2000.

NEW ACCOUNTING PRONOUNCEMENTS: The Company is required to adopt Statements of Financial Accounting Standards No. 141, Business Combinations (Statement 141), and No. 142, Goodwill and Other Intangible Assets (Statement 142), on January 1, 2002. These Statements change the accounting for business combinations, goodwill, and intangible assets. Under Statement 141, all business combinations initiated after June 30, 2001, are to be accounted for using the purchase method. Under Statement 142, goodwill will no longer be amortized but will be reviewed at least annually for impairment. The Company's pre-tax goodwill amortization expense was approximately $28,000, $29,000 and $27,000 in 2001, 2000 and 1999. During 2002, the Company will perform the first of the required goodwill impairment tests under Statement 142, however management does not expect the outcome of this test to have a material impact on the Company's consolidated results of operations or financial position.

The Company is also required to adopt Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144). Statement 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. Statement 144 retains and expands upon the fundamental provisions of existing guidance related to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. The impact of adopting Statement 144 on January 1, 2002, was not material to the Company's consolidated results of operations or financial position.

NOTE 2--ACQUISITIONS
VASCULAR SCIENCE, INC. (VSI): On September 27, 1999, the Company purchased the outstanding common stock of VSI for $75,071 in cash, net of cash acquired, plus additional contingent consideration related to product development milestones for regulatory approvals and to future sales. VSI was a development-stage company focused on the development of suture-free devices to facilitate coronary artery bypass graft anastomoses.

An independent appraisal firm performed a valuation of VSI's identifiable intangible assets ($580) and in-process research and development ($95,500). The total consideration paid at close was allocated to the fair value of the net assets acquired ($7,618) and in-process research and development ($67,453). The Company paid additional amounts totaling $10,000 in 2001 and $5,000 in 2000, which were recorded as purchased in-process research and development expenses, as certain product development milestones were achieved. The remaining balance of the in-process research and development valuation ($13,047) will be recorded in the Company's financial statements as purchased in-process research and development expense when payment of the contingent consideration is assured beyond a reasonable doubt. Contingent consideration payments in excess of the $13,047 will be capitalized as goodwill.

ANGIO-SEAL(TM): On March 16, 1999, the Company purchased the Angio-Seal(TM) business of Tyco International Ltd. for $167,000 in cash. Angio-Seal(TM) manufactured and marketed vascular closure devices. Total consideration for Angio-Seal(TM), including the fair value of the net assets acquired and acquisition accounting adjustments, was $177,714, which was originally allocated to in-process research and development ($47,775), various other identifiable intangible assets ($90,025), and goodwill ($39,914). Valuation of the in-process research and development and other identifiable intangible assets was based upon an independent appraisal. During 2001, the Company reviewed the identifiable intangible assets and will reclassify $24,599 to goodwill effective January 1, 2002, based upon the guidance provided in Statements of Financial Accounting Standards Nos. 141 and 142.

OTHER: During 2001, 2000 and 1999, the Company acquired various businesses involved in distribution of the Company's products. Aggregate consideration paid in cash and common stock, net of any cash acquired, during 2001, 2000 and 1999 was $10,444, $3,264 and $21,056, respectively.

The above acquisitions were recorded using the purchase method of accounting. The operating results of each of these acquisitions are included in the Company's consolidated financial statements from the date of each acquisition. The values assigned to in-process research and development were expensed at close, except as noted above, because technological feasibility had not been established and because there were no alternative future uses for the technology. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in aggregate.

NOTE 3--LONG-TERM DEBT
Long-term debt consisted of the following:

                                                          2001            2000
-------------------------------------------------------------------------------
Commercial paper borrowings                           $123,128        $223,000
Uncommitted credit facility borrowings                      --          71,500
-------------------------------------------------------------------------------
Total long-term debt                                  $123,128        $294,500
-------------------------------------------------------------------------------

COMMITTED CREDIT FACILITIES: The Company has a $350,000 unsecured, revolving credit facility that expires in March 2003. The Company also has a $150,000 committed revolving credit facility, which will expire in March 2002. These credit facilities have variable interest rates tied primarily to the London Interbank Offered Rate. The Company's commercial paper borrowings are backed by these committed credit facilities. There were no outstanding borrowings under these credit facilities at December 31, 2001 or 2000.

COMMERCIAL PAPER BORROWINGS: The Company issues short-term, unsecured commercial paper with maturities up to 270 days. These commercial paper borrowings are backed by the Company's committed credit facilities and bear interest at varying market rates. The weighted-average interest rate on these borrowings was 2.9% and 6.9% at December 31, 2001 and 2000.

UNCOMMITTED CREDIT FACILITIES: The Company borrows from time to time under unsecured, due-on-demand credit facilities with various banks. These credit facilities provide for interest at varying market rates. The weighted-average interest rate on these borrowings was 7.1% at December 31, 2000.

OTHER: The Company's credit facility agreements contain various restrictive covenants such as minimum financial ratios, limitations on additional liens or indebtedness, and limitations on certain acquisitions and investments, all of which the Company was in compliance with at December 31, 2001.

The Company classifies all of its credit facility and commercial paper borrowings as long-term on its balance sheet as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed credit facility. Management continually reviews the Company's cash flow projections and may from time to time repay a portion of the Company's borrowings.

NOTE 4--COMMITMENTS AND CONTINGENCIES
LEASES: The Company leases various facilities under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $9,460 in 2002; $9,461 in 2003; $8,233 in 2004; $7,470 in 2005; $6,910
in 2006; $22,674 in years thereafter. Rent expense under all operating leases was $8,853, $7,028 and $7,397 in 2001, 2000 and 1999.

SILZONE(R) LITIGATION: The Company has been sued by patients alleging defects in the Company's mechanical heart valves and valve repair products with Silzone(R) coating. The Company voluntarily recalled products with Silzone(R) coating on January 21, 2000, and sent a Recall Notice and Advisory concerning the recall to physicians and others. Some of these cases are seeking monitoring of patients implanted with Silzone(R)-coated valves and repair products who allege no injury to date. Some of these cases are seeking class action status. See also Note 6 regarding the 2000 special charge for the voluntary recall of products incorporating Silzone(R) coating.

On April 18, 2001, the U.S. Judicial Panel on Multi-Litigation ruled that certain lawsuits filed in U.S. federal district court involving products with Silzone(R) coating should be part of Multi District Litigation proceedings, which will take place under the supervision of U.S. District court Judge John Tunheim in Minnesota. As a result, a number of actions involving products with Silzone(R) coating are being transferred to Judge Tunheim's court in Minnesota for coordinated or consolidated pretrial proceedings.

While it is not possible to predict the outcome of these cases, the Company believes that it has adequate product liability insurance to cover the costs associated with them. The Company further believes that any costs not covered by product liability insurance will not have a material adverse impact on the Company's financial position or liquidity, but may be material to the consolidated results of operations of a future period.

GUIDANT LITIGATION: In November 1996 Guidant Corporation ("Guidant") sued St. Jude Medical alleging that St. Jude Medical did not have a license to certain patents controlled by Guidant covering ICD products and alleging that St. Jude Medical was infringing those patents.

St. Jude Medical's contention that it had obtained its patent license from Guidant to the patents in issue when it acquired certain assets of Telectronics in November 1996 was rejected by an arbitrator in July 2000. In May 2001, a federal district court judge also ruled that the Guidant patent license with Telectronics had not transferred to St. Jude Medical.

Guidant's suit in the United States District Court for the Southern District of Indiana originally alleged infringement by St. Jude Medical of four patents. Guidant later dismissed its claim on one patent (the `678 patent). In addition, in response to a stipulation by the parties, the court ruled that a second patent (the `191 patent) was invalid. Guidant has appealed the ruling of invalidity concerning the `191 patent and the Court of Appeals for the Federal Circuit held oral arguments on the `191 appeal on February 5, 2002.

A jury trial involving the two remaining patents asserted by Guidant (the `288 and `472 patents) commenced in June 2001. The jury issued its verdict on July 3, 2001, finding that both the `472 and `288 patents were valid and that St. Jude Medical did not infringe the `288 patent. The jury also found that St. Jude did infringe the `472 patent, which expired on March 4, 2001, but that the infringement was not willful. The jury awarded damages of $140,000 to Guidant.

On February 13, 2002, the judge overseeing the jury trial issued his rulings on the various post-trial motions. In particular, the judge ruled that the `472 patent was invalid on two grounds: lack of proper written description and double patenting. The judge also ruled that claim 18 was not infringed and that claim 1 was infringed in only a limited manner.

The judge further ruled that the `288 patent was invalid for both obviousness and failure to disclose the best mode.

The judge also found that St. Jude Medical was entitled to a new trial on the issue of damages in the event the court's rulings on the other matters were reversed on appeal. Finally, the judge held that in the event his other rulings were reversed, St. Jude Medical would be entitled to a new trial because of misconduct by Guidant and its attorneys during the first trial and that, in such an event, Guidant would have to pay certain attorney's fees of St. Jude Medical. The court ruled on several other motions, not summarized here.

The effect of the court's post-trial rulings was to eliminate the $140,000 verdict against St. Jude Medical. The Company expects that Guidant will appeal the judge's decision.

Since the date of St. Jude Medical's acquisition of Ventritex in May 1997 and the inception of the Company's sales of ICD products, St. Jude Medical accrued a 3% royalty on its ICD sales under a license with Guidant that it believed it had acquired as part of its purchase of assets of the Telectronics cardiac stimulation device business. As a result of the July 2001 jury verdict that St. Jude Medical's ICD products do not infringe Guidant's `288 patent, the Company ceased further royalty accruals. The historical accruals under this license at that time, which totaled approximately $15,000, remained on the Company's balance sheet pending further developments in the case. The Company evaluated the facts and circumstances of this case, including the judge's ruling issued on February 13, 2002, and concluded that the probability that the Company would have to pay any royalty under the license agreement was remote. As such, the Company reversed the $15,000 liability through selling, general and administrative expense in the fourth quarter of 2001.

In addition, the Company incurred legal fees in relation to the Guidant litigation that were subject to recoverability under an indemnification agreement between the Company and the seller of the Telectronics cardiac stimulation device business. The Company now has reason to believe that the indemnitor will resist payment and, therefore, wrote off approximately $15,000 of its indemnity claim through selling, general and administrative expense in the fourth quarter of 2001.

OTHER LITIGATION MATTERS: The Company is involved in various product liability lawsuits, claims and proceedings of a nature considered normal to its business. Subject to self-insured retentions, the Company believes it has product liability insurance sufficient to cover such claims and suits.

NOTE 5--SHAREHOLDERS' EQUITY
CAPITAL STOCK: The Company's authorized capital consists of 25,000,000 shares of $1.00 per share par value preferred stock and 250,000,000 shares of $0.10 per share par value common stock. There were no shares of preferred stock issued or outstanding during 2001, 2000 or 1999.

SHARE REPURCHASES: In September 1999, the Company's Board of Directors authorized the repurchase of up to $250,000 of the Company's outstanding common stock over a three-year period. The Company repurchased 977,500 shares of its common stock for $29,826 during 1999. No additional shares were repurchased during 2001 or 2000.

EMPLOYEE STOCK PURCHASE SAVINGS PLAN: The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, shares of the Company's un-issued common stock at 85% of the fair market value at specified dates. Employees purchased 143,181, 114,040 and 94,386 shares in 2001, 2000 and 1999 under this plan. At December 31, 2001, 856,819 shares of additional un-issued common stock were available for purchase under the plan.

STOCK COMPENSATION PLANS: The Company's stock compensation plans provide for the issuance of stock-based awards, such as restricted stock or stock options, to directors, officers and employees. Stock option awards under these plans generally have an eight to ten year life, an exercise price equal to the fair market value on the date of grant, and a four-year vesting term. At December 31, 2001, the Company had 334,761 shares of common stock available for grant under these plans.

Stock option transactions under these plans during each of the three years in the period ended December 31, 2001, are as follows:

                                                                      WEIGHTED-
                                                                        AVERAGE
                                                        OPTIONS        EXERCISE
                                                    OUTSTANDING           PRICE
--------------------------------------------------------------------------------
Balance at January 1, 1999                            9,769,281          $32.12
   Granted                                            3,046,880           28.10
   Cancelled                                         (1,146,767)          35.39
   Exercised                                           (257,781)          22.88
--------------------------------------------------------------------------------
Balance at December 31, 1999                         11,411,613           30.93
   Granted                                            3,731,633           50.86
   Cancelled                                           (739,340)          33.19
   Exercised                                         (1,134,086)          30.11
--------------------------------------------------------------------------------
Balance at December 31, 2000                         13,269,820           36.47
   Granted                                            3,186,655           71.87
   Cancelled                                           (381,367)          42.16
   Exercised                                         (1,733,607)          30.53
--------------------------------------------------------------------------------
Balance at December 31, 2001                         14,341,501          $44.90
--------------------------------------------------------------------------------

Stock options totaling 6,311,837, 5,402,529 and 4,976,093 were exercisable at December 31, 2001, 2000 and 1999.

The following tables summarize information concerning currently outstanding and exercisable stock options at December 31, 2001:

                                                            OPTIONS OUTSTANDING
--------------------------------------------------------------------------------
                                               WEIGHTED-
                                                 AVERAGE              WEIGHTED-
                                               REMAINING                AVERAGE
   RANGES OF                       NUMBER    CONTRACTUAL               EXERCISE
   EXERCISE PRICES            OUTSTANDING   LIFE (YEARS)                  PRICE
--------------------------------------------------------------------------------
   $17.55-26.32                   857,060            2.5                 $22.28
   26.32-35.10                  5,275,751            6.2                  29.51
   35.10-43.87                  1,761,929            5.4                  38.97
   43.87-52.64                  3,241,756            6.9                  52.45
   52.64-70.19                    351,475            7.3                  62.51
   70.19-87.74                  2,853,530            7.9                  73.06
--------------------------------------------------------------------------------
                               14,341,501            6.4                 $44.90
--------------------------------------------------------------------------------

                                                            OPTIONS EXERCISABLE
--------------------------------------------------------------------------------
                                                                      WEIGHTED-
                                                                        AVERAGE
   RABGES OF                                       NUMBER              EXERCISE
   EXERCISE PRICES                            EXERCISABLE                 PRICE
--------------------------------------------------------------------------------
   $17.55-26.32                                   749,540                $21.92
   26.32-35.10                                  3,398,989                 29.67
   35.10-43.87                                  1,416,454                 38.70
   43.87-52.64                                    703,260                 52.30
   52.64-70.19                                     34,969                 63.33
   70.19-87.74                                      8,625                 85.39
--------------------------------------------------------------------------------
                                                6,311,837                $33.56
--------------------------------------------------------------------------------


The Company also granted 46,481 shares of restricted common stock during the three years ended December 31, 2001, under the Company's stock compensation plans. The value of restricted stock awards as of the date of grant is charged to income over the periods during which the restrictions lapse.

The Company's net earnings and diluted net earnings per share would have been reduced by $26,619, or $0.30 per share, in 2001, $18,875, or $0.22 per share, in 2000, and $18,614, or $0.22 per share, in 1999, had the fair value based method of accounting been used for valuing the employee stock based awards.

The weighted-average fair value of options granted and the assumptions used in the Black-Scholes options pricing model are as follows:

                                                2001          2000         1999
--------------------------------------------------------------------------------
Fair value of options granted                 $25.69        $21.09       $11.12
Assumptions used:
  Expected life (years)                            5             5            5
  Risk-free rate of return                      4.4%          5.3%         5.8%
  Volatility                                   30.9%         35.6%        33.2%
  Dividend yield                                  0%            0%           0%
--------------------------------------------------------------------------------

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

NOTE 6--SPECIAL CHARGES
2001 SPECIAL CHARGE: In July 2001, the Company initiated efforts to streamline its heart valve operations, consolidate its U.S. sales activities and restructure its international sales organization. As a result of these activities, the Company recorded pre-tax special charges of $20,657 in the third quarter of 2001, consisting of employee severance costs resulting from the elimination of approximately 90 production and administrative positions ($5,293), inventory write-offs and scrap ($9,490), capital equipment write-offs ($3,379) and other costs related primarily to lease terminations and other facility exit costs due to the closing and consolidation of sales offices ($2,495). The Company has utilized $13,500 of these special charge accruals through December 31, 2001, consisting of $2,468 of employee severance costs, $7,301 of inventory write-offs and scrap, $3,379 of capital equipment write-offs, and $352 of other costs. The Company estimates that the remaining accruals will be utilized primarily during 2002.

During the third quarter of 2001, the Company also wrote off $12,177 of certain diagnostic equipment deemed obsolete due to the overwhelming acceptance of newer technology equipment which received U.S. regulatory approvals in late 2000 and early 2001, and was launched earlier in 2001.

The charges relating to employee severance costs, capital equipment write-offs and other costs have been recorded in operating expenses as special charges. The inventory and diagnostic equipment write-offs are included in cost of sales as special charges.

2000 SPECIAL CHARGE: On January 21, 2000, the Company initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating Silzone(R) coating on the sewing cuff fabric. The Company concluded that it would no longer utilize Silzone(R) coating. The Company recorded a special charge accrual totaling $26,101 during the first quarter of 2000 relating to asset write-downs ($9,465) and other costs ($16,636) including monitoring expenses, associated with this recall and product discontinuance. Additionally, the Company maintains product liability coverage for litigation related costs in excess of its self-insured retention. The Company has utilized $20,701 of this special charge accrual through December 31, 2001, consisting of $9,465 of asset write-downs and $11,236 of other costs. The Company estimates that the remaining accrual will be utilized primarily during 2002. There can be no assurance that the final costs associated with this recall that are not covered by insurance, including litigation-related costs, will not exceed management's estimates.

1999 SPECIAL CHARGE: The Company recorded a $9,754 special charge accrual in 1999 related to the restructuring of its international operations. Substantially all accruals related to this restructuring have been utilized through December 31, 2001.

NOTE 7--OTHER INCOME (EXPENSE)

Other income (expense) consists of the following:

                                                         2001            2000            1999
-----------------------------------------------------------------------------------------------
Interest expense, net                                 $(9,306)       $(25,929)        $(25,378)
Other                                                   1,468             879            3,194
-----------------------------------------------------------------------------------------------
Other income (expense)                                $(7,838)       $(25,050)        $(22,184)
-----------------------------------------------------------------------------------------------

NOTE 8--INCOME TAXES
The Company's earnings before income taxes were generated from domestic and foreign operations as follows:

                                                         2001            2000             1999
------------------------------------------------------------------------------------------------
Domestic                                             $ 83,128        $ 75,538          $ 2,408
International                                         144,850         101,771           64,596
------------------------------------------------------------------------------------------------
Earnings before income taxes                         $227,978        $177,309          $67,004
------------------------------------------------------------------------------------------------


Income tax expense consists of the following:

                                                         2001            2000             1999
-----------------------------------------------------------------------------------------------
Current:
    Federal                                          $ 48,844         $31,859          $28,641
    State and Puerto Rico Section 936                   4,994           3,815            2,810
    International                                      13,229          17,980           10,957
-----------------------------------------------------------------------------------------------
    Total current                                      67,067          53,654           42,408
Deferred                                              (11,681)         (5,439)             369
-----------------------------------------------------------------------------------------------
Income tax expense                                   $ 55,386         $48,215          $42,777
-----------------------------------------------------------------------------------------------

The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amount for financial statement purposes are as follows:

                                                                         2001             2000
-----------------------------------------------------------------------------------------------
Deferred income tax assets:
   Net operating loss carryforwards                                  $ 52,349         $ 42,611
   Tax credit carryforwards                                            31,678           26,095
   Inventories                                                         30,403           30,212
   Intangible assets                                                   14,002           17,497
   Accrued liabilities and other                                        1,746              741
-----------------------------------------------------------------------------------------------
      Deferred income tax assets                                      130,178          117,156
-----------------------------------------------------------------------------------------------
Deferred income tax liabilities:
   Unrealized gain on marketable securities                            (5,620)          (4,692)
   Property, plant and equipment                                      (20,757)         (19,416)
-----------------------------------------------------------------------------------------------
      Deferred income tax liabilities                                 (26,377)         (24,108)
-----------------------------------------------------------------------------------------------
Net deferred income tax asset                                        $103,801         $ 93,048
-----------------------------------------------------------------------------------------------

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

                                                         2001             2000             1999
------------------------------------------------------------------------------------------------
Income tax expense at the                            $ 79,792         $ 62,058         $ 23,451
   U.S. federal statutory rate
State income taxes,
   net of federal benefit                               3,654            2,725            1,811
International taxes at lower rates                    (20,089)         (12,451)          (1,567)
Tax benefits from foreign sales
    corporation and extraterritorial
    income exclusion                                   (3,681)          (2,280)          (3,309)
Research and development credits                       (5,984)          (4,464)          (3,679)

Non-deductible purchased
    in-process research and
    development charges                                 3,912            2,141           23,608
Other                                                  (2,218)             486            2,462
------------------------------------------------------------------------------------------------
Income tax expense                                   $ 55,386         $ 48,215         $ 42,777
------------------------------------------------------------------------------------------------
Effective income tax rate                               24.3%            27.2%            63.8%
------------------------------------------------------------------------------------------------

At December 31, 2001, the Company has net operating loss and general business and foreign tax credit carryforwards of approximately $149,569 and $26,757 that will expire from 2003 through 2021 if not utilized; such amounts are subject to annual usage limitations. The Company's net operating loss carryforwards arose primarily from acquisitions. The Company also has alternative minimum tax credit carryforwards of $4,921 that have an unlimited carryforward period.

The Company has not recorded U.S. deferred income taxes on $329,388 of its non-U.S. subsidiaries' undistributed earnings as such amounts are intended to be reinvested outside the U.S. indefinitely.

NOTE 9--RETIREMENT PLANS
DEFINED CONTRIBUTION PLANS: The Company has 401(k) profit sharing plans that provide retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching a portion of the employees' contributions. The Company also contributes a portion of its profits to the plans based upon Company performance. The Company's matching and profit sharing contributions are at the discretion of the Company's Board of Directors. In addition, the Company has defined contribution programs for employees outside the United States. The benefits under the Company's plans are based primarily on compensation levels. Company contributions under all defined contribution plans totaled $16,249, $13,170 and $11,416 in 2001, 2000 and 1999.

DEFINED BENEFIT PLANS: The Company has unfunded defined benefit plans for employees in certain countries outside the U.S. The Company has an accrued liability totaling approximately $7,600 at December 31, 2001, which approximates the actuarially calculated unfunded liability. The related pension expense was not material.

NOTE 10--SEGMENT AND GEOGRAPHIC INFORMATION
SEGMENT INFORMATION: The Company historically reported under two segments. During 2001, the Company completed a reorganization of its global sales activities (see Note 6), which resulted in changes to its internal management and financial reporting structure. As such, the Company now manages its business on the basis of one reportable segment--the development, manufacture and distribution of cardiovascular medical devices. See Note 1 for a brief description of the Company's primary markets and principal products.

GEOGRAPHIC INFORMATION: The following tables present certain geographical financial information:

NET SALES                                                  2001             2000             1999
--------------------------------------------------------------------------------------------------
   United States                                     $  880,086       $  745,793       $  689,051
   International                                        467,270          433,013          425,498
--------------------------------------------------------------------------------------------------
                                                     $1,347,356       $1,178,806       $1,114,549
--------------------------------------------------------------------------------------------------

LONG-LIVED ASSETS*                                         2001             2000             1999
--------------------------------------------------------------------------------------------------
   United States                                     $  547,999       $  585,118       $  607,851
   International                                        137,573          149,982          187,448
--------------------------------------------------------------------------------------------------
                                                     $  685,572       $  735,100       $  795,299
--------------------------------------------------------------------------------------------------

*Long-lived assets exclude deferred income taxes and other assets.

Net sales by class of similar products were as follows:

NET SALES                                                  2001             2000             1999
--------------------------------------------------------------------------------------------------
Cardiac rhythm management                            $  965,968       $  819,117       $  767,212
Cardiology and vascular access                          133,343          102,740           75,905
Cardiac surgery                                         248,045          256,949          271,432
--------------------------------------------------------------------------------------------------
                                                     $1,347,356       $1,178,806       $1,114,549
--------------------------------------------------------------------------------------------------


NOTE 11--QUARTERLY FINANCIAL DATA (UNAUDITED)
Quarterly financial data for 2001 and 2000 is as follows:

                                                             QUARTER
                                              FIRST           SECOND         THIRD         FOURTH
----------------------------------------------------------------------------------------------------
Fiscal Year Ended December 31, 2001
   Net sales                               $326,065         $336,062      $337,029       $348,200
   Gross profit                             218,988          225,839       207,040(2)     236,330
   Net earnings                              47,074           43,819(1)     31,434(2)      50,265(5)
   Diluted net earnings per share          $   0.53         $   0.49      $   0.35       $   0.56

Fiscal Year Ended December 31, 2000
   Net sales                               $295,499         $300,939      $286,969       $295,399
   Gross profit                             193,521          202,363       193,961        197,812
   Net earnings                              15,828(3)        34,119(1)     37,999(4)      41,148
   Diluted net earnings per share          $   0.19         $   0.40      $   0.44       $   0.47
----------------------------------------------------------------------------------------------------

(1) INCLUDES PRE-TAX PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE OF $5,000 RELATING TO THE VASCULAR SCIENCE, INC. ACQUISITION.

(2) INCLUDES PRE-TAX SPECIAL CHARGE OF $32,834 RELATING TO A RESTRUCTURING OF ITS U.S. AND INTERNATIONAL SALES ORGANIZATIONS, A STREAMLINING OF ITS HEART VALVE OPERATIONS, AND A WRITE-OFF OF CERTAIN DIAGNOSTIC EQUIPMENT. $21,667 OF THIS SPECIAL CHARGE WAS RECORDED IN COST OF SALES, AND THE REMAINING $11,167 WAS RECORDED IN OPERATING EXPENSES.

(3)  INCLUDES PRE-TAX SPECIAL CHARGE OF $26,101 RELATING TO THE SILZONE(R)
     RECALL.

(4) INCLUDES A CASH RECEIPT RELATED TO A NON-PRODUCT ARBITRATION JUDGEMENT PERTAINING TO BUSINESS MATTERS OCCURRING IN 1997 AND 1998. THIS CASH RECEIPT, NET OF OTHER PROVISIONS FOR LEGAL MATTERS AND FEES, WAS $15,158 AND WAS CREDITED TO SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. ALSO, THE COMPANY RECORDED ADDITIONAL EXPENSES FOR A $3,500 DISCRETIONARY CONTRIBUTION TO ITS CHARITABLE FOUNDATION, $6,672 PRIMARILY FOR WRITE-OFFS OF CERTAIN ASSETS AND RELATED COSTS, AND A $4,900 INCREASE TO ITS ALLOWANCE FOR DOUBTFUL ACCOUNTS. THESE ADDITIONAL COSTS AND EXPENSES WERE ALSO RECORDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

(5) INCLUDES PRE-TAX PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE OF $5,000 RELATING TO THE VASCULAR SCIENCE, INC. ACQUISITION, $15,000 OF INCOME RELATING TO THE REVERSAL OF AN ACCRUED LIABILITY UNDER A LICENSE AGREEMENT WITH GUIDANT, AND APPROXIMATELY $15,000 OF LEGAL FEE EXPENSES INCURRED IN RELATION TO THE GUIDANT LITIGATION.

FIVE-YEAR SUMMARY FINANCIAL DATA
(In thousands, except per share amounts)

                                                    2001*         2000**        1999***           1998       1997****
---------------------------------------------------------------------------------------------------------------------
Summary of Operations for the Fiscal Year:
Net sales                                      $1,347,356     $1,178,806     $1,114,549     $1,015,994     $  994,396
---------------------------------------------------------------------------------------------------------------------
Gross profit                                   $  888,197     $  787,657     $  733,647     $  643,054     $  628,679
---------------------------------------------------------------------------------------------------------------------
   Percent of sales                                  65.9%          66.8%          65.8%          63.3%          63.2%
---------------------------------------------------------------------------------------------------------------------
Operating profit                               $  235,816     $  202,359     $   89,188     $  193,952     $   86,817
---------------------------------------------------------------------------------------------------------------------
   Percent of sales                                  17.5%          17.2%           8.0%          19.1%           8.7%
---------------------------------------------------------------------------------------------------------------------
Net earnings                                   $  172,592     $  129,094     $   24,227     $  129,082     $   53,140
---------------------------------------------------------------------------------------------------------------------
   Percent of sales                                  12.8%          11.0%           2.2%          12.7%           5.3%
---------------------------------------------------------------------------------------------------------------------
Diluted net earnings per share                 $     1.93     $     1.51     $     0.29     $     1.50     $     0.58
---------------------------------------------------------------------------------------------------------------------

Financial Position at Year End:
Cash and equivalents                           $  148,335     $   50,439     $    9,655     $    3,775     $   28,530
---------------------------------------------------------------------------------------------------------------------
Working capital                                   475,692        388,322        389,768        471,090        491,688
---------------------------------------------------------------------------------------------------------------------
Total assets                                    1,628,727      1,532,716      1,554,038      1,384,612      1,453,116
---------------------------------------------------------------------------------------------------------------------
Long-term debt                                    123,128        294,500        477,495        374,995        220,000
---------------------------------------------------------------------------------------------------------------------
Shareholders' equity                            1,183,745        940,849        794,021        806,220        987,022
---------------------------------------------------------------------------------------------------------------------

Other Data:
Diluted weighted average shares outstanding        89,384         85,817         84,735         86,145         92,052
---------------------------------------------------------------------------------------------------------------------

EXCEPT FOR 1997, ALL FISCAL YEARS NOTED ABOVE CONSISTED OF FIFTY-TWO WEEKS. FISCAL YEAR 1997 CONSISTED OF FIFTY-THREE WEEKS. THE COMPANY DID NOT DECLARE OR PAY ANY DIVIDENDS DURING 1997 THROUGH 2001.

   *RESULTS FOR 2001 INCLUDE A $32,834 SPECIAL CHARGE AND PURCHASED IN-PROCESS
    RESEARCH AND DEVELOPMENT CHARGES OF $10,000.
  **RESULTS FOR 2000 INCLUDE A $26,101 SPECIAL CHARGE AND A PURCHASED IN-PROCESS
    RESEARCH AND DEVELOPMENT CHARGE OF $5,000.
 ***RESULTS FOR 1999 INCLUDE A $9,754 SPECIAL CHARGE AND PURCHASED IN-PROCESS
    RESEARCH AND DEVELOPMENT CHARGES TOTALING $115,228.
****RESULTS FOR 1997 INCLUDE $58,669 OF SPECIAL CHARGES.

INVESTOR INFORMATION


TRANSFER AGENT
Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or change of address should be directed to the Company's Transfer Agent at:

Equiserve Trust Company N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
1.800.317.4445
www.equiserve.com (Account Access Availability)
Hearing impaired #TDD: 201.222.4955

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders will be held at 9:30 a.m. on Thursday, May 16, 2002, at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota.

INVESTOR CONTACT
Laura C. Merriam, Director of Investor Relations

To obtain information about the Company call 1.800.552.7664, visit our web site at www.sjm.com, or write to:

Investor Relations
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, Minnesota 55117

The Investor Relations section on our web site includes all SEC filings, a list of analyst coverage, analyst estimates, and a calendar of upcoming earnings announcements and IR events. Our NewsRoom features St. Jude Medical's press releases, company background information, fact sheets, executive bios, a product photo portfolio and other media resources. Patient profiles can be found on our web site, including the patients featured in this year's annual report.

COMPANY STOCK SPLITS
2:1 on 4/27/79, 1/25/80, 9/30/86, 3/15/89 and 4/30/90
3:2 on 11/16/95

STOCK EXCHANGE LISTINGS
New York Stock Exchange
Chicago Board Options Exchange (CB)
Symbol: STJ

The range of high and low prices per share for the Company's common stock for fiscal 2001 and 2000 is set forth below. As of February 13, 2002, the Company had 3,451 shareholders of record.

Fiscal Year Ended December 31,        2001                     2000
--------------------------------------------------------------------------------
Quarter                               High         Low         High         Low
--------------------------------------------------------------------------------
First                               $64.55      $44.45       $31.25      $23.63
Second                              $66.00      $49.60       $44.25      $24.19
Third                               $72.06      $57.75       $51.63      $36.88
Fourth                              $78.08      $66.95       $62.50      $46.38
--------------------------------------------------------------------------------

TRADEMARKS
Aescula(TM), AF Suppression(TM), AFx(TM), Affinity(R), Alliance(TM), Angio-Seal(TM), Angio-Seal(TM) STS, Atlas(TM), AutoCapture(TM), Beat-by-Beat(TM), BiLinx(TM), Contour(R), Distal(TM), Duo(TM), Dynamic Atrial Overdrive(TM), Fast Cath(TM), Fast Cath Duo(TM), FlatCap(TM), Frontier(TM), Genesis(TM) System, GuideRight(TM), Housecall(TM), HydraSteer(TM), Identity(TM), Integrity(R), Livewire(TM), Livewire TC(TM), Livewire TC Compass(TM), Microny(R), Maximum(TM), Photon(R), Response(TM) CV, Riata(TM), Seal-Away(TM), Secure Cap(TM), SJM(R), SJM Biocor(TM), SJM Epic(TM), SJM Regent(TM), SJM Tailor(TM), Spyglass(TM), St. Jude Medical(R), Supreme(TM), Supreme Spiral SC(TM), Sure-Lock(TM), Symmetry(TM) Bypass System, Tendril(R), Toronto Root(TM), Toronto SPV(R), TVL(R), Ultimum(TM).

Harmony(TM) INR Monitoring System is a trademark of LifeScan, Inc., a Johnson & Johnson company.