Form 10-K, Exhibit 13
period 2002-12-31
ST JUDE MEDICAL INC
filed 2003-03-24
CIK 203077

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

RESULTS OF OPERATIONS

INTRODUCTION
St. Jude Medical, Inc. ("St. Jude Medical" or the "Company") develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management (CRM), cardiac surgery (CS) and cardiology and vascular access (C/VA) markets. The Company's principal products in each of these markets are bradycardia pacemaker systems, tachycardia implantable cardioverter defibrillator (ICD) systems and electrophysiology (EP) catheters in CRM; mechanical and tissue heart valves, valve repair products and suture-free devices to facilitate coronary artery bypass graft anastomoses in CS; and vascular closure devices, catheters, guidewires and introducers in C/VA.

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest December 31, but for simplicity of presentation, describes all periods as if the year end is December 31. Fiscal years 2002, 2001 and 2000 each consisted of fifty-two weeks.

The following discussion and analysis is intended to provide a summary of significant factors relevant to the Company's financial performance and condition. This discussion should be read in conjunction with the Company's consolidated financial statements and related notes beginning on page 10.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Company has adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States. The Company's significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

Preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and assumptions, including those related to accounts receivable allowance for doubtful accounts, estimated useful lives of property, plant and equipment, income taxes, Silzone(R) special charges and legal proceedings. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Management believes that the following represent the Company's most critical accounting estimates:

ACCOUNTS RECEIVABLE ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. The Company determines the adequacy of this allowance by regularly reviewing the accounts receivable agings, customer financial conditions and credit histories and current economic conditions. In some developed markets and in many emerging markets, payments of certain accounts receivable balances are made by the individual countries' healthcare systems for which payment is dependent, to some extent, upon the political and economic environment within those countries. Typically, these payment terms are longer than those in the United States. Though the Company considers its allowance for doubtful accounts to be adequate, if the financial condition of its customers or the individual countries' healthcare systems were to deteriorate and impair their ability to make payments to the Company, additional allowances may be required in future periods. The allowance for doubtful accounts was $24,078 at December 31, 2002 and $17,210 at December 31, 2001.

ESTIMATED USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT: Diagnostic equipment is recorded at cost and is depreciated using the straight-line method over its estimated useful life of five to eight years. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from the Company's bradycardia and tachycardia devices. The estimated useful lives of this equipment are based on management's estimates of its usage by the physicians and healthcare professionals, factoring in new technology platforms and rollouts by the Company. To the extent that the Company experiences changes in the usage of this equipment or introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $81,038 and $93,005 at December 31, 2002 and 2001.

INCOME TAXES: As part of the process of preparing the Company's consolidated financial statements, management is required to estimate the Company's income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax expense as well as assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These timing differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent that management believes that recovery is not likely, a valuation allowance must be established. At December 31, 2002, the Company had approximately $93,000 of gross deferred tax assets, including approximately $43,000 of U.S. net operating loss and tax credit carryforwards that will expire from 2003 to 2022, for which no valuation allowance has been recorded. The Company believes that its deferred tax assets, including the net operating loss and tax credit carryforwards, will be fully utilized based upon its estimates of future taxable income. If these estimates of future taxable income are not met, a valuation allowance for some of these deferred tax assets would be required.

The Company has not recorded U.S. deferred income taxes on certain of its non-U.S. subsidiaries' undistributed earnings, because such amounts are intended to be reinvested outside the United States indefinitely. However, should the Company change its business and tax strategies in the future and decide to repatriate a portion of these earnings to one of the Company's U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries (see Liquidity and Capital Resources), additional U.S. tax liabilities would be incurred.

The Company from time to time faces challenges from tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. The Company's U.S. Federal tax filings prior to 1998 have been examined by the Internal Revenue Service (IRS), and the Company has settled all differences arising out of those examinations. Consistent with the Company's status with the U.S. Federal tax authorities as a "coordinated industry case," the IRS is currently in the process of examining the Company's U.S. Federal tax returns for the calendar years 1998, 1999 and 2000. Although the Company believes it has recorded an appropriate income tax provision, there can be no assurance that the IRS or other tax authorities will not take positions contrary to those taken by the Company. The Company further believes that any taxes not covered by the Company's income tax provision will not have a material adverse impact on the Company's consolidated financial position or liquidity, but may be material to the consolidated results of operations of a future period.

SILZONE(R) SPECIAL CHARGES: In January 2000, the Company initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating Silzone(R) coating on the sewing cuff fabric. The Company concluded that it would no longer utilize Silzone(R) coating and recorded a special charge accrual totaling $26,101 during the first quarter of 2000 relating to asset write-downs and other costs, including monitoring expenses, associated with this recall and product discontinuance. In the second quarter of 2002, the Company determined that the Silzone(R) reserves for other costs should be increased by $11,000 due primarily to difficulties in obtaining certain reimbursements from the Company's insurance carriers under the product liability insurance policies. The Company has approximately $200,000 remaining in product liability insurance currently available for the Silzone(R)-related matters. There can be no assurance that the final costs associated with this recall that are not covered by insurance, including litigation-related costs, will not exceed management's estimates.

LEGAL PROCEEDINGS: The Company operates in an industry that is susceptible to significant product liability claims. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, product liability claims may be asserted against the Company in the future relative to events that are not known to management at the present time. While it is not possible to predict the outcome of every claim, the Company believes that it has adequate product liability insurance to cover the costs associated with them. The product liability insurance market has changed dramatically since September 2001. The Company's self-insured retentions and insurance premiums have increased and are expected to increase further in the future. The Company's insurance program, as a result, is designed to prevent a catastrophic loss. The Company further believes that any costs not covered by product liability insurance, including the Company's self-insured deductible, will not have a material adverse impact on the Company's consolidated financial position or liquidity, but may be material to the consolidated results of operations of a future period.

ACQUISITIONS
During 2002, 2001 and 2000, the Company acquired various businesses involved in the distribution of the Company's products.

Aggregate consideration paid in cash during 2002, 2001 and 2000 was $24,500, $10,444 and $3,264, respectively.

In December 2002, the Company acquired the assets of a catheter business for $5,000 in cash. Substantially all of the purchase price was allocated to technology and patents with estimated useful lives of 15 years.

These acquisitions were recorded using the purchase method of accounting. The operating results of each of these acquisitions are included in the Company's consolidated financial statements from the date of each acquisition. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in the aggregate.

During 2001 and 2000, the Company paid $10,000 and $5,000, respectively, relating to the September 1999 acquisition of Vascular Science, Inc. (VSI). These payments were for the achievement of certain milestones and were recorded as purchased in-process research and development charges.

On September 17, 2002, the Company signed a stock purchase agreement to acquire Getz Bros. Co., Ltd. (Getz), a distributor of medical technology products in Japan and the distributor of the largest volume of the Company's products in Japan. The Company has agreed to pay 26.9 billion Japanese yen in cash, or approximately $224,000 using an exchange rate of 120 yen to 1 U.S. dollar, to acquire 100% of the outstanding common stock of Getz. This transaction is expected to close during the second quarter of 2003.

NET SALES
Net sales by geographic markets were as follows:

                                  2002                2001                2000
===============================================================================
United States              $ 1,042,766           $ 880,086           $ 745,793
International                  547,163             467,270             433,013
-------------------------------------------------------------------------------
  Total net sales          $ 1,589,929         $ 1,347,356         $ 1,178,806
===============================================================================

Foreign currency translation had a net favorable impact on 2002 net sales as compared with 2001 of approximately $9,000 due primarily to the strengthening of the Euro against the U.S. dollar, offset in part by the weakening of the Brazilian Real against the U.S. dollar. Foreign currency translation had an unfavorable impact on 2001 net sales as compared with 2000 of approximately $16,000 due primarily to the weakening of the Euro against the U.S. dollar. These amounts are not necessarily indicative of the impact on net earnings for 2002 and 2001 due to partially offsetting unfavorable and favorable foreign currency impacts on operating costs.

Net sales by class of similar products were as follows:

                                          2002           2001          2000
============================================================================
Cardiac rhythm management          $ 1,147,489      $ 965,968     $ 819,117
Cardiac surgery                        250,957        248,045       256,949
Cardiology and vascular access         191,483        133,343       102,740
----------------------------------------------------------------------------
 Total net sales                   $ 1,589,929    $ 1,347,356   $ 1,178,806
============================================================================

Net sales of CRM products increased 18.8% in 2002 due primarily to increased bradycardia, ICD and EP catheter unit sales. The increase in bradycardia net sales was attributable to the ongoing success of the Company's Identity(R) family of pacemakers and other devices that incorporate BEAT-BY-BEAT AutoCapture(TM) and AF Suppression(TM) technology. The Company's ICD net sales benefited from the ongoing success of the Company's Atlas(R) ICD, the new Epic(TM) ICD that was launched worldwide in the fourth quarter of 2002 and the Riata(R) family of ICD leads. Net sales of CRM products increased 17.9% in 2001 due primarily to increased bradycardia, ICD and EP catheter unit sales, offset in part by negative foreign currency effects. The increase in bradycardia net sales in 2001 was driven by the mid-year introduction of the Integrity(R) pacemaker with atrial fibrillation suppression technology. The increase in ICD net sales in 2001 was primarily due to the full year sales of the Company's dual-chamber ICD products, which were introduced into the market in late 2000.

Net sales of CS products increased 1.2% in 2002, due to an increase in aortic connector sales as a result of the ongoing rollout of this product in the U.S. market. Heart valve net sales were down 3.3% from 2001 due to an ongoing clinical preference shift from mechanical valves to tissue valves in the U.S. market, where the Company holds significant mechanical valve market share and a smaller share of the tissue valve market. Net sales of CS products decreased 3.5% in 2001 due to a clinical preference shift from mechanical valves to tissue valves in the U.S. market, offset in part by an increase in aortic connector sales resulting from the introduction of this technology to the U.S. market during 2001.

Net sales of C/VA products increased 43.6% and 29.8% in 2002 and 2001 due primarily to increased Angio-Seal(TM) unit sales. Net sales in 2002 also benefited from the worldwide launch in early 2002 of the Company's newest vascular closure device, the Angio-Seal(TM) STS Platform.

GROSS PROFIT
Gross profits were as follows:

                                    2002                2001              2000
==============================================================================
Gross profit                 $ 1,083,983           $ 888,197         $ 787,657
Percentage of net sales            68.2%               65.9%             66.8%
==============================================================================

The Company's gross profit percentage increased 2.3 percentage points to 68.2% in 2002. The Company's 2001 gross profit margin included $21,667 of special charges recorded in the third quarter of 2001 relating to inventory and diagnostic equipment write-offs (see further details under the SPECIAL CHARGES discussion). Excluding these special charges, the gross profit percentage was 67.5% in 2001. The increase in the gross profit percentage in 2002 as compared to 2001, excluding special charges, is due primarily to higher ICD and pacemaker unit volumes and increased CRM manufacturing efficiencies. The increase in gross profit percentage in 2001 as compared to 2000, excluding the above special charges, was due to higher unit volumes and increased manufacturing efficiencies in the Company's CRM operations, offset partially by the unfavorable impact on net sales due to the stronger U.S. dollar. The Company anticipates making further improvements in its operations through the use of total quality management techniques and further investments in technology in order to continue to improve the Company's gross profit percentage in the future. Offsetting these improvements for 2003 will be the acquisition accounting adjustments for inventory related to the planned Getz acquisition in the second quarter of 2003 and the addition of non-St. Jude Medical manufactured products sold by Getz, which generally have a lower gross profit margin.

OPERATING EXPENSES
Certain operating expenses were as follows:

                                              2002           2001          2000
===============================================================================
Selling, general and administrative      $ 513,691      $ 467,113     $ 416,383
Percentage of net sales                      32.3%          34.7%         35.3%

Research and development                 $ 200,337      $ 164,101     $ 137,814
Percentage of net sales                      12.6%          12.2%         11.7%
===============================================================================

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSE: SG&A expense as a percentage of net sales decreased by 2.4 percentage points in 2002 due primarily to the elimination of goodwill amortization expense in 2002 from the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," effective January 1, 2002, the leveraging effect of higher sales volumes and increased productivity of the Company's sales organizations. Pretax goodwill amortization expense was approximately $28,000 in 2001. During the second quarter of 2002, the Company received a cash payment of $18,500 relating to the settlement of certain patent litigation, which was recorded as a reduction of SG&A expense. Also during the second quarter of 2002, the Company recorded in SG&A an $11,000 charge to increase the reserve for expenses related to the Silzone(R) recall (see SPECIAL CHARGES) and a $7,500 discretionary contribution to its charitable foundation. The Company expects its SG&A expense as a percentage of net sales to increase in 2003 due to the addition of the Getz direct sales organization in the second quarter of 2003 and to an increase of approximately 200 sales and support personnel in anticipation of the Company's entry into the cardiac resynchronization segment of the U.S. CRM market.

SG&A expense as a percentage of net sales decreased in 2001 as compared to 2000 due primarily to increased sales, which leveraged the Company's cost structure.

RESEARCH AND DEVELOPMENT (R&D) EXPENSE: R&D expense increased in 2002 and 2001 due primarily to the Company's increased activities relating to ICDs, products to treat emerging indications in atrial fibrillation and heart failure and suture-free devices to facilitate coronary artery bypass graft anastomoses.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES: In 1999, the Company recorded purchased in-process research and development charges of $67,453 in connection with its acquisition of VSI. The purchased in-process research and development charges were computed by an independent third-party appraisal company and were expensed at the close of the acquisition, except as noted below, since technological feasibility had not been established and since there were no alternative future uses for the technology.

The total appraised value of the VSI purchased in-process research and development was $95,500, of which $67,453 was recorded at the close of the acquisition. The Company paid additional amounts totaling $10,000 in 2001 and $5,000 in 2000 as certain product development milestones were achieved. These additional payments were also expensed as purchased in-process research and development at the time of payment. The remaining balance of the in-process research and development valuation ($13,047) will be recorded in the Company's financial statements as purchased in-process research and development expense when payment of the contingent consideration is assured beyond a reasonable doubt. Contingent consideration payments in excess of the $13,047 will be capitalized as goodwill.

Since 1999, the Company has continued to develop certain of the in-process technologies acquired in the VSI acquisition. Development of one of the VSI technologies (the proximal connector) was completed and regulatory approvals and E.U. and U.S. market releases occurred in 2000 and 2001. A second VSI in-process technology (the distal connector) received E.U. regulatory approval in 2001; however, the Company intends to make additional enhancements to this product prior to filing for U.S. regulatory approval and prior to releasing the product to either the E.U. or U.S. markets. At the date of the VSI acquisition, the total estimated costs necessary to complete the proximal and distal connector technologies into commercially viable products and to make certain subsequent product enhancements were approximately $1,000, all of which were scheduled to be incurred in 1999 and 2000. Through December 2002, the Company has incurred approximately $9,500 to complete the proximal connector and bring the distal connector to its current state. Management continues to assess what future distal connector design changes are desirable, along with the related costs, prior to filing for U.S. regulatory approval. Other in-process technologies acquired in the VSI acquisition continue to be reviewed for ultimate viability in the developing coronary artery bypass graft anastomoses market. The original estimated costs to complete these other technologies into commercially viable products were approximately $6,000, of which only a minor amount has been incurred to date.

Management believes that the financial statement projections used in the VSI acquisition are still materially valid; however, there can be no assurance that the projected results will be achieved. In addition, there are risks associated with being able to complete development of the VSI in-process technologies, and there can be no assurance that these technologies will achieve technological or commercial success. Failure to successfully complete the development and commercialize these in-process technologies would result in the loss of the expected economic return inherent in the original fair value allocation.

SPECIAL CHARGES: In July 2001, the Company initiated efforts to streamline its heart valve operations, consolidate its U.S. sales activities and restructure its international sales organization. As a result of these activities, the Company recorded pre-tax special charges of $20,657 in the third quarter of 2001, consisting of employee severance costs resulting from the elimination of approximately 90 production and administrative positions ($5,293), inventory write-offs and scrap ($9,490), capital equipment write-offs ($3,379) and other costs related primarily to lease terminations and other facility exit costs due to the closing and consolidation of sales offices ($2,495). The Company has utilized $19,865 of these special charge accruals through December 31, 2002, consisting of $4,783 of employee severance costs, $9,328 of inventory write-offs and scrap, $3,379 of capital equipment write-offs and $2,375 of other costs. The Company estimates that the remaining accruals will be utilized during 2003.

During the third quarter of 2001, the Company also wrote off $12,177 of certain diagnostic equipment deemed obsolete due to the overwhelming acceptance of newer technology equipment that received U.S. regulatory approvals in late 2000 and early 2001 and was launched earlier in 2001.

The charges relating to employee severance costs, capital equipment write-offs and other costs ($11,167) were recorded in operating expenses as special charges. The inventory and diagnostic equipment write-offs ($21,667) were included in cost of sales as special charges.

On January 21, 2000, the Company initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating Silzone(R) coating on the sewing cuff fabric. The Company concluded that it would no longer utilize Silzone(R) coating. The Company recorded a special charge accrual totaling $26,101 during the first quarter of 2000 relating to asset write-downs ($9,465) and other costs ($16,636), including monitoring expenses, associated with this recall and product discontinuance. In the second quarter of 2002, the Company determined that the Silzone(R) reserves for other costs should be increased by $11,000 due primarily to difficulties in obtaining certain reimbursements from the Company's insurance carriers under the product liability insurance policies. This additional accrual was included in selling, general and administrative expenses for the second quarter ended June 30, 2002. The Company has utilized $23,202 of these special charge accruals through December 31, 2002, consisting of $9,465 of asset write-downs and $13,737 of other costs. The Company estimates that the remaining accruals will be utilized primarily during 2003 and 2004. The Company has approximately $200,000 remaining in product liability insurance currently available for the Silzone(R)-related matters. There can be no assurance that the final costs associated with this recall that are not covered by insurance, including litigation-related costs, will not exceed management's estimates.

OTHER INCOME (EXPENSE)
The change in other income (expense) during 2002 as compared with 2001 is due primarily to reduced interest expense as a result of lower debt levels, lower interest rates on Company borrowings in 2002 and higher levels of interest income as a result of the increase in cash and equivalents in 2002. The change in other income (expense) during 2001 as compared with 2000 was due to reduced interest expense as a result of lower debt levels as well as lower interest rates on Company borrowings.

INCOME TAXES
The Company's reported effective income tax rates were 26.0% in 2002, 24.3% in 2001 and 27.2% in 2000. Excluding the purchased in-process research and development and special charges in 2001 and 2000, the Company's effective income tax rate was 25.0% for both years. The purchased in-process research and development charges were not deductible for income tax purposes, and the special charges were recorded in taxing jurisdictions where income tax rates varied from the Company's blended 25.0% effective tax rate. The increase in the Company's effective income tax rate in 2002 is due to a larger percentage of the Company's taxable income being generated in higher taxing jurisdictions.

Management anticipates that the Company's effective income tax rate will increase in the future as a larger percentage of the Company's forecasted taxable income is generated in higher taxing jurisdictions.

NET EARNINGS
Net earnings and diluted net earnings per share were $276,285, or $1.51 per share, in 2002, $172,592, or $0.97 per share, in 2001 and $129,094, or $0.75 per share, in 2000.

STOCK SPLIT
On May 16, 2002, the Company's Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend to shareholders of record on June 10, 2002. Net earnings per share, shares outstanding and weighted average shares outstanding have been restated to reflect this stock split.

GOVERNMENT REGULATION, COMPETITION AND OTHER CONSIDERATIONS
The Company expects that market demand, government regulation and reimbursement policies and societal pressures will continue to change the worldwide healthcare industry resulting in further business consolidations and alliances. The Company participates with industry groups to promote the use of advanced medical device technology in a cost-conscious environment.

The global medical technology industry is highly competitive and is characterized by rapid product development and technological change. The Company's products must continually improve technologically and provide improved clinical outcomes due to the competitive nature of the industry. In addition, competitors have historically employed litigation to gain a competitive advantage.

The cardiac rhythm management market is highly competitive. There are currently three principal suppliers in this market, including the Company, and the Company's two principal competitors each have substantially more assets and sales than the Company. Rapid technological change in the CRM market is expected to continue, requiring the Company to invest heavily in R&D and to effectively market its products. Two trends began to emerge in the CRM market during 2002. The first involved a possible shift of some traditional pacemaker patients to ICD devices and the second involved the increasing use of resynchronization devices in both the ICD and pacemaker markets. The Company's competitors in the CRM market have U.S. regulatory approval to market CRM devices with resynchronization features. The Company currently has both a cardiac resynchronization ICD and pacemaker product in U.S. clinical studies. If the approvals of these products are delayed or not received, the Company's CRM sales could be adversely affected if the CRM market continues to shift towards products with cardiac resynchronization capabilities.

The cardiac surgery market, which includes mechanical heart valves, tissue heart valves and valve repair products, is also highly competitive. Since 1999, the market has shifted to tissue valves and repair products from mechanical heart valves, resulting in an overall market share loss for the Company. Competition is anticipated to continue to place pressure on pricing and terms, including a trend toward vendor-owned (consignment) inventory at the hospitals, and healthcare reform is expected to result in further hospital consolidations over time.

The cardiology and vascular access market is a growing market with numerous competitors. Approximately 80% of the Company's sales in this market are for vascular closure devices. The market for vascular closure devices is highly competitive, and there are several companies, in addition to St. Jude Medical, that manufacture and market these products worldwide.

Group purchasing organizations (GPOs) and independent delivery networks (IDNs) in the United States continue to consolidate purchasing decisions for some of the Company's hospital customers. The Company has contracts in place with many of these organizations. One large GPO has executed contracts with the Company's CRM market competitors that exclude the Company. The enforcement of these contracts may adversely affect the Company's sales of CRM products to members of this GPO.

MARKET RISK
The Company is exposed to foreign currency exchange rate fluctuations due to its transactions denominated primarily in Euros, Canadian Dollars, Brazilian Reals, British Pounds, and Swedish Kronor. Although in 2002 and 2001 management elected not to enter into any hedging contracts, from time to time the Company hedges a portion of its foreign currency exchange rate risk through the use of forward exchange or option contracts. The gains or losses on these contracts are intended to offset changes in the fair value of the anticipated foreign currency transactions. It is the Company's practice to not enter into contracts for trading or speculative purposes. The Company continues to evaluate its foreign currency exchange rate risk and the different mechanisms for use in managing such risk. The Company had no forward exchange or option contracts outstanding at December 31, 2002 or 2001.

In September 2002, the Company signed a stock purchase agreement to acquire Getz for 26.9 billion Japanese yen. The Company is exposed to foreign currency exchange risk on the yen purchase price of this agreement until the closing of the acquisition, which is expected to occur during the second quarter of 2003. After completing the Getz acquisition, the Company will be exposed to foreign currency exchange rate fluctuations from transactions by the acquired business that are denominated in Japanese yen.

The Company is also exposed to equity market risk on its marketable equity security investments. The Company periodically invests in marketable equity securities of emerging technology companies. The Company's investments in these companies had a fair value of $13,665 and $21,616 at December 31, 2002 and 2001, which are subject to the underlying price risk of the public equity markets.

NEW ACCOUNTING PRONOUNCEMENTS
In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES" (Statement
146). Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. Statement 146 is effective for exit plans or disposal activities initiated after December 31, 2002. The adoption of Statement 146 in 2003 is not anticipated to have a material impact on the Company's future consolidated results of operations or financial position.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
The Company's liquidity and cash flows remained strong during 2002. Cash provided by operating activities was $417,200 in 2002, up $107,065 from 2001, reflecting increased earnings and improved working capital management. The Company's current ratio was 3 to 1 at December 31, 2002.

Cash and equivalents increased $253,525 during 2002, due primarily to cash generated from operations. At December 31, 2002, approximately one-half of the Company's cash and equivalents were held by the Company's non-U.S. subsidiaries. These funds are available for use by the Company's U.S. operations; however, they would be subject to additional U.S. tax upon repatriation to the United States. During the second quarter of 2003, management intends to utilize a portion of the Company's non-U.S. subsidiaries' cash and the proceeds from the issuance of yen-denominated debt to fund the 26.9 billion Japanese yen, or approximately $224,000, Getz acquisition purchase price.

During 2002, the Company repaid all of its interest-bearing debt utilizing cash generated from operations and proceeds from employee stock option exercises. The Company has a $350,000 unsecured, revolving credit facility that is available to back the Company's commercial paper program borrowings and for general purposes. This committed credit facility expires in March 2003; however, management does not intend to renew this credit facility due to the Company's existing cash balances, anticipated future cash flows from operations and the expenses associated with such a facility. However, management does intend to borrow Japanese yen to fund a portion of the Getz acquisition purchase price in the second quarter of 2003.

At the present time, management expects 2003 capital expenditures and business acquisition payments to be approximately $110,000, exclusive of the Getz acquisition. In 2004 through 2007, management currently expects these amounts to be approximately $150,000 per year.

The Company has no off-balance sheet financing arrangements other than certain noncancelable, operating leases for various facilities. Future minimum lease payments under these leases are as follows: $10,401 in 2003; $8,643 in 2004; $8,626 in 2005; $8,259 in 2006; $7,609 in 2007; and $22,156 in years thereafter.

Management believes that the Company's existing cash balances and future cash generated from operations will be sufficient to meet the Company's working capital and capital investment needs in the near term, exclusive of the Getz acquisition. Should suitable investment opportunities arise, management believes that the Company's earnings, cash flows and balance sheet will permit the Company to obtain additional debt or equity capital, if necessary.

DIVIDENDS
The Company did not declare or pay any cash dividends during 2002, 2001 or 2000. Management currently intends to utilize the Company's earnings for operating and investment purposes.

CAUTIONARY STATEMENTS
In this discussion and in other written or oral statements made from time to time, the Company has included and may include statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Litigation Securities Reform Act of 1995. These forward-looking statements are not historical facts but instead represent the Company's belief regarding future events, many of which, by their nature, are inherently uncertain and beyond the Company's control. These statements relate to the Company's future plans and objectives, among other things. By identifying these statements for you in this manner, the Company is alerting you to the possibility that its actual results may differ, possibly materially, from the results indicated by these forward-looking statements. The Company undertakes no obligation to update any forward-looking statements.

Various factors contained in the previous discussion and those described below may affect the Company's operations and results. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties. Risk factors include the following:

1. Legislative or administrative reforms to the U.S. Medicare and Medicaid systems or similar reforms of international reimbursement systems in a manner that significantly reduces reimbursement for procedures using the Company's medical devices or denies coverage for such procedures. Adverse decisions relating to the Company's products by administrators of such systems in coverage or reimbursement issues.
2. Acquisition of key patents by others that have the effect of excluding the Company from market segments or require the Company to pay royalties.
3. Economic factors, including inflation, changes in interest rates and changes in foreign currency exchange rates.
4. Product introductions by competitors which have advanced technology, better features or lower pricing.
5. Price increases by suppliers of key components, some of which are sole-sourced.
6. A reduction in the number of procedures using the Company's devices caused by cost-containment pressures or preferences for alternate therapies.
7. Safety, performance or efficacy concerns about the Company's marketed products, many of which are expected to be implanted for many years, leading to recalls and/or advisories with the attendant expenses and declining sales.
8. Changes in laws, regulations or administrative practices affecting government regulation of the Company's products, such as FDA laws and regulations, that increase pre-approval testing requirements for products or impose additional burdens on the manufacture and sale of medical devices.
9. Difficulties obtaining, or the inability to obtain, appropriate levels of product liability insurance.
10. A serious earthquake affecting the Company's facilities in Sunnyvale or Sylmar, California.
11. Healthcare industry consolidation leading to demands for price concessions or the exclusion of some suppliers from significant market segments.
12. Adverse developments in litigation including product liability litigation and patent litigation or other intellectual property litigation including that arising from the Telectronics and Ventritex acquisitions.

REPORT OF MANAGEMENT

The management of St. Jude Medical, Inc. is responsible for the preparation, integrity and objectivity of the accompanying financial statements. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and include amounts which reflect management's best estimates based on its informed judgment and consideration given to materiality. Management is also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.

In the opinion of management, the Company's accounting systems and procedures, and related internal controls, provide reasonable assurance that transactions are executed in accordance with management's intention and authorization, that financial statements are prepared in accordance with accounting principles generally accepted in the United States and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control and that the cost of such systems should not exceed the benefits to be derived therefrom. Management reviews and modifies the system of internal controls to improve its effectiveness. The effectiveness of the controls system is supported by the selection, retention and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility and a strong budgeting system of control.

St. Jude Medical, Inc. also recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and business conduct. This responsibility is reflected in the Company's Code of Business Conduct.

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

/s/ TERRY L. SHEPHERD

Terry L. Shepherd
Chairman and Chief Executive Officer


/s/ JOHN C. HEINMILLER

John C. Heinmiller
Vice President, Finance and Chief Financial Officer



REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
January 27, 2003

CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


Fiscal Year Ended December 31,                                      2002                    2001                  2000
=======================================================================================================================
Net sales                                                    $ 1,589,929             $ 1,347,356           $ 1,178,806
Cost of sales:
   Cost of sales before special charges                          505,946                 437,492               391,149
   Special charges                                                     -                  21,667                     -
-----------------------------------------------------------------------------------------------------------------------
Total cost of sales                                              505,946                 459,159               391,149
-----------------------------------------------------------------------------------------------------------------------
   Gross profit                                                1,083,983                 888,197               787,657
Selling, general and administrative expense                      513,691                 467,113               416,383
Research and development expense                                 200,337                 164,101               137,814
Purchased in-process research and development charges                  -                  10,000                 5,000
Special charges                                                        -                  11,167                26,101
-----------------------------------------------------------------------------------------------------------------------
    Operating profit                                             369,955                 235,816               202,359
Other income (expense)                                             3,403                  (7,838)              (25,050)
-----------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes                                 373,358                 227,978               177,309
Income tax expense                                                97,073                  55,386                48,215
-----------------------------------------------------------------------------------------------------------------------
Net earnings                                                   $ 276,285               $ 172,592             $ 129,094
=======================================================================================================================

=======================================================================================================================
NET EARNINGS PER SHARE:
      Basic                                                       $ 1.56                  $ 1.00                $ 0.77
      Diluted                                                     $ 1.51                  $ 0.97                $ 0.75
WEIGHTED AVERAGE SHARES OUTSTANDING:
      Basic                                                      176,570                 172,428               168,505
      Diluted                                                    183,002                 178,767               171,634
-----------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)

December 31,                                                                            2002               2001
================================================================================================================
ASSETS
CURRENT ASSETS
Cash and equivalents                                                               $ 401,860          $ 148,335
Accounts receivable, less allowances for doubtful accounts                           381,246            320,683
Inventories                                                                          227,024            240,390
Deferred income taxes                                                                 56,857             36,563
Other                                                                                 47,330             51,575
----------------------------------------------------------------------------------------------------------------
    Total current assets                                                           1,114,317            797,546

PROPERTY, PLANT AND EQUIPMENT
Land, buildings and improvements                                                     126,471            112,902
Machinery and equipment                                                              393,726            352,294
Diagnostic equipment                                                                 181,117            165,938
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment at cost                                                701,314            631,134
Less accumulated depreciation                                                       (400,833)          (335,491)
----------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                                300,481            295,643

OTHER ASSETS
Goodwill, net                                                                        325,575            321,562
Other intangible assets, net                                                          89,491             68,367
Deferred income taxes                                                                 12,269             67,238
Other                                                                                109,246             78,371
----------------------------------------------------------------------------------------------------------------
    Total other assets                                                               536,581            535,538
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $ 1,951,379        $ 1,628,727
================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                                   $ 108,931           $ 88,925
Income taxes payable                                                                  51,380             63,475
Accrued expenses
    Employee compensation and related benefits                                       135,705            102,191
    Other                                                                             78,636             67,263
----------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                        374,652            321,854

LONG-TERM DEBT                                                                             -            123,128

COMMITMENTS AND CONTINGENCIES                                                              -                  -

SHAREHOLDERS' EQUITY
Preferred stock                                                                            -                  -
Common stock                                                                          17,803             17,442
Additional paid-in capital                                                           216,878            126,005
Retained earnings                                                                  1,411,194          1,134,909
Accumulated other comprehensive income (loss):
    Cumulative translation adjustment                                                (73,388)          (103,781)
    Unrealized gain on available-for-sale securities                                   4,240              9,170
-----------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                     1,576,727          1,183,745
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $ 1,951,379        $ 1,628,727
================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)


                                                          Common Stock                                    Accumulated
                                                     ----------------------   Additional                        Other          Total
                                                       Number of                 Paid-In     Retained   Comprehensive  Shareholders'
                                                          Shares     Amount      Capital     Earnings    Income (Loss)        Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2000                           167,561,170   $ 16,756     $ (8,269)   $ 833,223      $ (47,689)     $ 794,021
Comprehensive income:
   Net earnings                                                                               129,094                       129,094
   Other comprehensive income (loss):
     Unrealized gain on investments, net of taxes
        and reclassification adjustment (see below)                                                            1,367          1,367
     Foreign currency translation adjustment                                                                 (39,403)       (39,403)
                                                                                                                       -------------
     Other comprehensive loss                                                                                               (38,036)
                                                                                                                       -------------
Comprehensive income                                                                                                         91,058
                                                                                                                       =============
Common stock issued under stock
    plans and other, net                               2,490,332        249       38,382                                     38,631
Tax benefit from stock plans                                                       6,464                                      6,464
Issusance of common stock for conversion of
    subordinated debentures                              621,070         62       10,613                                     10,675
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                         170,672,572     17,067       47,190      962,317        (85,725)       940,849
Comprehensive income:
   Net earnings                                                                               172,592                       172,592
   Other comprehensive income (loss):
     Unrealized gain on investments, net of taxes                                                              1,515          1,515
     Foreign currency translation adjustment, net of taxes                                                   (10,401)       (10,401)
                                                                                                                       -------------
     Other comprehensive loss                                                                                                (8,886)
                                                                                                                       -------------
Comprehensive income                                                                                                        163,706
                                                                                                                       =============
Common stock issued under stock
    plans and other, net                               3,746,140        375       57,566                                     57,941
Tax benefit from stock plans                                                      21,249                                     21,249
====================================================================================================================================
BALANCE AT DECEMBER 31, 2001                         174,418,712     17,442      126,005    1,134,909        (94,611)     1,183,745
Comprehensive income:
   Net earnings                                                                               276,285                       276,285
   Other comprehensive income (loss):
     Unrealized loss on investments, net of taxes                                                             (4,930)        (4,930)
     Foreign currency translation adjustment, net of taxes                                                    30,393         30,393
                                                                                                                       -------------
     Other comprehensive income                                                                                              25,463
                                                                                                                       -------------
Comprehensive income                                                                                                        301,748
                                                                                                                       =============
Common stock issued under stock
    plans and other, net                               3,609,417        361       65,644                                     66,005
Tax benefit from stock plans                                                      25,229                                     25,229
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                         178,028,129   $ 17,803    $ 216,878  $ 1,411,194      $ (69,148)    $1,576,727
====================================================================================================================================

Other comprehensive income reclassification adjustments for net realized gains on the sale of marketable securities, net of income taxes, were $2,519 in 2000.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

FISCAL YEAR ENDED DECEMBER 31,                                                      2002             2001            2000
=============================================================================================================================
OPERATING ACTIVITIES

Net earnings                                                                   $ 276,285        $ 172,592       $ 129,094
Adjustments to reconcile net earnings to net cash from operating activities:
      Depreciation                                                                67,224           58,404          56,699
      Amortization                                                                 7,696           31,895          35,650
      Purchased in-process research and development charges                            -           10,000           5,000
      Special charges                                                                  -           32,834          26,101
      Net investment gain                                                              -                -          (4,062)
      Deferred income taxes                                                       37,695          (11,681)         (5,439)
      Changes in operating assets and liabilities, net of business acquisitions:
         Accounts receivable                                                     (39,146)         (23,941)        (40,845)
         Inventories                                                              15,784          (32,373)          4,621
         Other current assets                                                     (8,719)          13,605          (6,519)
         Accounts payable and accrued expenses                                    48,376           12,907         (17,317)
         Income taxes payable                                                     12,005           45,893          20,988
-----------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                        417,200          310,135         203,971

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                        (62,176)         (63,129)        (39,699)
Proceeds from sale or maturity of marketable securities                            7,000           15,000          29,082
Business acquisition payments                                                    (29,500)         (20,444)         (8,264)
Other                                                                            (31,088)         (26,220)        (10,752)
-----------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                           (115,764)         (94,793)        (29,633)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued                          66,005           57,941          38,631
Borrowings under debt facilities                                                 352,000        2,115,028       3,703,287
Payments under debt facilities                                                  (475,128)      (2,286,400)     (3,856,287)
Repurchase of convertible subordinated notes                                           -                -         (19,320)
-----------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                            (57,123)        (113,431)       (133,689)

Effect of currency exchange rate changes on cash and equivalents                   9,212           (4,015)            135
-----------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND EQUIVALENTS                                             253,525           97,896          40,784

CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                        148,335           50,439           9,655
-----------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                            $ 401,860        $ 148,335        $ 50,439
=============================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
=============================================================================================================================
   Cash paid during the year for:
      Interest                                                                   $ 1,473         $ 10,663        $ 32,467
      Income taxes                                                                51,243           21,424          35,704
-----------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
COMPANY OVERVIEW: St. Jude Medical, Inc. ("St. Jude Medical" or the "Company") develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management (CRM), cardiac surgery (CS) and cardiology and vascular access (C/VA) markets. The Company's principal products in each of these markets are bradycardia pacemaker systems, tachycardia implantable cardioverter defibrillator (ICD) systems and electrophysiology (EP) catheters in CRM; mechanical and tissue heart valves, valve repair products and suture-free devices to facilitate coronary artery bypass graft anastomoses in CS; and vascular closure devices, catheters, guidewires and introducers in C/VA. The Company markets and sells its products through both a direct employee-based sales organization and independent distributors. The principal markets for the Company's products are the United States, Western Europe and Japan.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

FISCAL YEAR: The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest December 31. For simplicity of presentation, the Company describes all periods as if the year end is December 31. Fiscal years 2002, 2001 and 2000 each consisted of fifty-two weeks.

USE OF ESTIMATES: Preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS: The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market. The Company's cash equivalents include bank certificates of deposit, money market funds and instruments, commercial paper investments and repurchase agreements collateralized by U.S. government agency securities. The Company performs periodic evaluations of the relative credit standing of the financial institutions and issuers of its cash equivalents and limits the amount of credit exposure with any one issuer.

MARKETABLE SECURITIES: Marketable securities consist of equity securities and bonds. Marketable securities are classified as available-for-sale, recorded at fair market value based upon quoted market prices and are classified with other current assets on the balance sheet. The net carrying value of marketable securities, which represents fair market value, was $13,665 and $28,710 at December 31, 2002 and 2001. Gross unrealized gains totaling $6,839, $14,790 and $12,347, net of taxes of $2,599, $5,620 and $4,692, were recorded in shareholders' equity at December 31, 2002, 2001 and 2000. Realized gains from the sale of marketable securities have been recorded in other income and are computed using the specific identification method.

ACCOUNTS RECEIVABLE: The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. The allowance for doubtful accounts was $24,078 at December 31, 2002 and $17,210 at December 31, 2001.

INVENTORIES: Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method.

Inventories consist of the following at December 31:

                                                  2002               2001
==========================================================================
Finished goods                               $ 140,856          $ 135,543
Work in process                                 27,481             35,984
Raw materials                                   58,687             68,863
--------------------------------------------------------------------------
                                             $ 227,024          $ 240,390
==========================================================================

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 15 to 39 years for buildings and improvements, three to seven years for machinery and equipment and five to eight years for diagnostic equipment. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from the Company's bradycardia and tachycardia devices. The estimated useful lives of this equipment are based on management's estimates of its usage by the physicians and healthcare professionals, factoring in new technology platforms and rollouts by the Company. To the extent that the Company experiences changes in the usage of this equipment or introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $81,038 and $93,005 at December 31, 2002 and 2001. Accelerated depreciation methods are used for income tax purposes.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS" (Statement 142), effective January 1, 2002. Under Statement 142, goodwill is no longer amortized, but is subject to annual impairment tests. See Note 3 for 2001 and 2000 pro forma net earnings and net earnings per share excluding goodwill amortization.

Other intangible assets consist primarily of purchased technology and patents and are amortized on a straight-line basis using lives ranging from 10 to 20 years.

Management reviews goodwill and other intangible assets for impairment annually or more frequently if a change in circumstance or the occurrence of events suggests the remaining value may not be recoverable. The test for impairment of goodwill and other intangible assets requires management to make estimates about fair value, most of which are based on projected future cash flows. Management completed its annual goodwill impairment test in the fourth quarter of 2002 and determined that goodwill was not impaired.

TECHNOLOGY LICENSE AGREEMENT: The Company has a technology license agreement that provides access to a significant number of patents covering a broad range of technology used in the Company's bradycardia pacemaker systems and tachycardia ICD systems. The agreement provides for payments through September 2004 at which time the Company will have a fully paid-up license, granting access to the underlying patents which expire at various dates through the year 2014. The Company recognizes the total estimated costs under this license agreement as an expense over the term of the underlying patents' lives. The costs deferred under this license are recorded on the balance sheet in other long-term assets.

PRODUCT WARRANTIES: The Company offers a warranty on various products, the most significant of which relate to pacemaker and ICD systems. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Changes in the Company's product warranty liability during 2002 and 2001 were as follows:

                                                    2002              2001
===========================================================================
Balance at beginning of year                    $ 11,369          $  9,156
Warranty expense recognized                        5,174             6,284
Warranty credits issued                           (1,788)           (4,071)
---------------------------------------------------------------------------
Balance at end of year                          $ 14,755          $ 11,369
===========================================================================

REVENUE RECOGNITION: The Company generally recognizes revenue at the time title to the goods transfers to the customer. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the customer has used the inventory.

RESEARCH AND DEVELOPMENT: Research and development costs are charged to expense as incurred. Purchased in-process research and development charges are recognized in business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies. The portion assigned to in-process research and development technologies excludes the value of core and developed technologies, which are recognized as intangible assets.

STOCK-BASED COMPENSATION: The Company accounts for its stock-based employee compensation plans (see Note 6) under the recognition and measurement principles of APB Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" and related Interpretations. The following table illustrates the effect on net earnings and net earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," to its stock-based employee compensation.

                                                   2002               2001                2000
===============================================================================================
Net earnings, as reported                     $ 276,285          $ 172,592           $ 129,094
Less:  Total stock-based
  employee compensation
  expense determined under fair
  value based method for all
  awards, net of related tax effects            (33,194)           (26,619)            (18,875)
-----------------------------------------------------------------------------------------------
Pro forma net earnings                        $ 243,091          $ 145,973           $ 110,219
===============================================================================================

Net earnings per share:
  Basic-as reported                              $ 1.56             $ 1.00              $ 0.77
  Basic-pro forma                                  1.38               0.85                0.65

  Diluted-as reported                            $ 1.51             $ 0.97              $ 0.75
  Diluted-pro forma                                1.33               0.82                0.64
===============================================================================================

The weighted-average fair value of options granted and the assumptions used in the Black-Scholes option-pricing model are as follows:

                                        2002             2001             2000
===============================================================================
Fair value of options granted        $ 12.95          $ 12.84          $ 10.55
Assumptions used:
  Expected life (years)                    5                5                5
  Risk-free rate of return              3.3%             4.4%             5.3%
  Volatility                           35.0%            30.9%            35.6%
  Dividend yield                          0%               0%               0%
===============================================================================

NET EARNINGS PER SHARE: Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares, exclusive of restricted shares, during the period. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive securities.

The table below sets forth the computation of basic and diluted net earnings per share:

                                                   2002                   2001                    2000
=======================================================================================================
Numerator:
  Net earnings                                $ 276,285              $ 172,592               $ 129,094
  Convertible debenture                               -                      -                      95
     interest, net of taxes
-------------------------------------------------------------------------------------------------------
    Adjusted net earnings                     $ 276,285              $ 172,592               $ 129,189

Denominator:
  Basic-weighted average                    176,570,000            172,428,000             168,505,000
     shares outstanding
  Effect of dilutive securities:
     Employee stock options                   6,410,000              6,269,000               2,897,000
     Restricted shares                           22,000                 70,000                  77,000
     Convertible debentures                           -                      -                 155,000
-------------------------------------------------------------------------------------------------------
  Diluted-weighted average
     shares outstanding                     183,002,000            178,767,000             171,634,000
=======================================================================================================
Basic net earnings per share                     $ 1.56                 $ 1.00                  $ 0.77
=======================================================================================================
Diluted net earnings per share                   $ 1.51                 $ 0.97                  $ 0.75
=======================================================================================================

Diluted-weighted average shares outstanding have not been adjusted for certain employee stock options and awards where the effect of those securities would have been anti-dilutive.

FOREIGN CURRENCY TRANSLATION: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect throughout the year. Assets and liabilities of foreign operations are translated at year-end exchange rates. Gains and losses from translation of net assets of foreign operations are recorded in other comprehensive income (loss). A tax provision of $4,291 and a tax benefit of $19,393 were offset against the cumulative translation adjustment in other comprehensive income (loss) during 2002 and 2001, respectively. Foreign currency transaction gains and losses are included in other income (expense).

FOREIGN CURRENCY AND INTEREST RATE RISK MANAGEMENT CONTRACTS: Management periodically utilizes derivative financial instruments for use in managing a portion of the Company's exposure to foreign currencies and interest rates. Management generally utilizes forward exchange or option contracts to manage anticipated foreign currency exposures and interest rate swaps to manage interest rate exposures. Management does not enter into derivative financial instruments for trading or speculative purposes. The Company records the fluctuation in the fair value of the forward exchange or option contracts in other income (expense) and the fluctuation in the fair value of the interest rate swaps in interest expense. There were no forward exchange, interest rate swap or option contracts outstanding at December 31, 2002 or 2001.

NEW ACCOUNTING PRONOUNCEMENTS: In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES" (Statement 146). Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. Statement 146 is effective for exit plans or disposal activities initiated after December 31, 2002. The adoption of Statement 146 in 2003 is not anticipated to have a material impact on the Company's future consolidated results of operations or financial position.

NOTE 2--ACQUISITIONS
During 2002, 2001 and 2000, the Company acquired various businesses involved in the distribution of the Company's products. Aggregate consideration paid in cash during 2002, 2001 and 2000 was $24,500, $10,444 and $3,264, respectively.

In December 2002, the Company acquired the assets of a catheter business for $5,000 in cash. Substantially all of the purchase price was allocated to technology and patents with estimated useful lives of 15 years.

These acquisitions were recorded using the purchase method of accounting. The operating results of each of these acquisitions are included in the Company's consolidated financial statements from the date of each acquisition. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in the aggregate.

During 2001 and 2000, the Company paid $10,000 and $5,000, respectively, relating to the September 1999 acquisition of Vascular Science, Inc. (VSI - see
Note 7).

On September 17, 2002, the Company signed a stock purchase agreement to acquire Getz Bros. Co., Ltd. (Getz), a distributor of medical technology products in Japan and the distributor of the largest volume of the Company's products in Japan. The Company has agreed to pay 26.9 billion Japanese yen in cash, or approximately $224,000 using an exchange rate of 120 yen to 1 U.S. dollar, to acquire 100% of the outstanding common stock of Getz. This transaction is expected to close during the second quarter of 2003.

NOTE 3--GOODWILL AND OTHER INTANGIBLE ASSETS
The Company ceased amortizing goodwill effective January 1, 2002 as discussed in
Note 1 - GOODWILL AND OTHER INTANGIBLE ASSETS. The following table provides pro forma fiscal year 2001 and 2000 net earnings and net earnings per share had Statement 142 been effective January 1, 2000:

                                                     2001              2000
============================================================================
NET EARNINGS:
As reported                                     $ 172,592         $ 129,094
Goodwill amortization, net of taxes                21,323            21,653
----------------------------------------------------------------------------
Pro forma net earnings                          $ 193,915         $ 150,747
============================================================================

BASIC NET EARNINGS PER SHARE:
As reported                                        $ 1.00            $ 0.77
Goodwill amortization, net of taxes                  0.12              0.13
----------------------------------------------------------------------------
Pro forma basic net earnings per share             $ 1.12            $ 0.90
============================================================================

DILUTED NET EARNINGS PER SHARE:
As reported                                        $ 0.97            $ 0.75
Goodwill amortization, net of taxes                  0.12              0.13
----------------------------------------------------------------------------
Pro forma diluted net earnings per share           $ 1.08            $ 0.88
============================================================================

The net carrying amount of goodwill increased $4,013 during 2002 due primarily to translation fluctuations of non-U.S. dollar denominated goodwill balances.

Other intangible assets consist of the following:

                                     PURCHASED
                                    TECHNOLOGY
                                    AND PATENTS               OTHER                 TOTAL
==========================================================================================
DECEMBER 31, 2002
Original cost                          $ 75,749              $ 33,741            $ 109,490
Accumulated amortization                (17,075)               (2,924)             (19,999)
------------------------------------------------------------------------------------------
   Net carrying value                  $ 58,674              $ 30,817            $  89,491
==========================================================================================

DECEMBER 31, 2001
Original cost                          $ 72,050              $  9,046            $  81,096
Accumulated amortization                (12,440)                 (289)             (12,729)
------------------------------------------------------------------------------------------
   Net carrying value                  $ 59,610              $  8,757            $  68,367
==========================================================================================

The "other" column above primarily represents customer relationships from the acquisition of various businesses involved in the distribution of the Company's products. These assets are amortized on a straight-line basis over ten years.

During the first quarter of 2002, the Company reclassified $24,599 of certain intangible assets to goodwill based upon the guidance provided in Statement 142 and SFAS No. 141, "BUSINESS COMBINATIONS." This reclassification has been reflected in the goodwill and other intangible asset balances as of December 31, 2001, for comparative purposes.

Amortization expense of other intangible assets was $7,696, $3,786, and $3,565 for the fiscal years ended December 31, 2002, 2001 and 2000, respectively. Estimated amortization expense for fiscal years 2003 through 2007 based on the current carrying value of other intangible assets is approximately $7,000 per year.

NOTE 4--LONG-TERM DEBT
The Company issues, from time to time, short-term, unsecured commercial paper with maturities up to 270 days. These commercial paper borrowings are backed by the Company's committed credit facility and bear interest at varying market rates. The Company had no outstanding commercial paper borrowings at December 31, 2002 and $123,128 of commercial paper borrowings at December 31, 2001. The Company classified all of its commercial paper borrowings at December 31, 2001, as long-term on its balance sheet as the Company had the ability to repay any short-term maturity with available cash from its existing long-term, committed credit facility. During 2002, the Company repaid all of its commercial paper borrowings. The weighted-average interest rate on these borrowings was 2.9% at December 31, 2001.

The Company has a $350,000 unsecured, revolving credit facility that expires in March 2003. This committed credit facility has a variable interest rate tied primarily to the London Interbank Offered Rate. There were no outstanding borrowings under this credit facility at December 31, 2002 or 2001. Management does not intend to renew this credit facility in March 2003 due to the Company's existing cash balances, anticipated future cash flows from operations and the expenses associated with such a facility. However, management does intend to borrow Japanese yen to fund a portion of the Getz acquisition purchase price in the second quarter of 2003 (see Note 2).

The Company's committed credit facility agreement contains various restrictive covenants such as minimum financial ratios, limitations on additional liens or indebtedness and limitations on certain acquisitions and investments, all of which the Company was in compliance with at December 31, 2002. The Company's credit facility agreement does not include a provision for termination of the facility or acceleration of repayment due to changes in the Company's credit ratings.

NOTE 5--COMMITMENTS AND CONTINGENCIES
LEASES: The Company leases various facilities under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $10,401 in 2003; $8,643 in 2004; $8,626 in 2005; $8,259 in 2006; $7,609
in 2007; and $22,156 in years thereafter. Rent expense under all operating leases was $10,215, $8,853 and $7,028 in 2002, 2001 and 2000.

SILZONE(R) LITIGATION: The Company has been sued by patients alleging defects in the Company's mechanical heart valves and valve repair products with Silzone(R) coating. Some of these cases are seeking monitoring of patients implanted with Silzone(R)-coated valves and repair products who allege no injury to date. Some of these cases, both in the United States and Canada, are seeking class action status. The Company voluntarily recalled products with Silzone(R) coating on January 21, 2000, and sent a Recall Notice and Advisory concerning the recall to physicians and others. See also Note 7 regarding the special charges associated with this matter.

In 2001, the U.S. Judicial Panel on Multi-District Litigation ruled that certain lawsuits filed in U.S. federal district court involving products with Silzone(R) coating should be part of Multi-District Litigation proceedings under the supervision of U.S. District Court Judge John Tunheim in Minnesota. As a result, actions in federal court involving products with Silzone(R) coating have been and will likely continue to be transferred to Judge Tunheim for coordinated or consolidated pretrial proceedings. The hearing concerning requests by certain plaintiffs to have matters proceed as class actions occurred on October 2, 2002. Judge Tunheim is presently considering plaintiffs' motions for class certification, and a decision by Judge Tunheim in this regard is expected in early 2003.

There are other actions involving products with Silzone(R) coating in various state courts that may or may not be coordinated with the matters presently before Judge Tunheim. The lawsuits in Canada are proceeding in accordance with separate schedules issued by the applicable provincial courts. A hearing concerning the certification of a class action in Ontario, Canada, is currently scheduled for June 2003.

While it is not possible to predict the outcome of the various cases involving Silzone(R) products, the Company believes that it has adequate product liability insurance to cover the costs associated with them. The Company further believes that any costs not covered by product liability insurance will not have a material adverse impact on the Company's financial position or liquidity, but may be material to the consolidated results of operations of a future period.

GUIDANT LITIGATION: In November 1996, Guidant Corporation ("Guidant") sued St. Jude Medical alleging that the Company did not have a license to certain patents controlled by Guidant covering ICD products and alleging that the Company was infringing those patents. St. Jude Medical's contention was that it had obtained a license from Guidant to the patents in issue when it acquired certain assets of Telectronics in November 1996. In July 2000, an arbitrator rejected St. Jude Medical's position, and in May 2001, a federal district court judge also ruled that the Guidant patent license with Telectronics had not transferred to St. Jude Medical.

Guidant's suit originally alleged infringement of four patents by St. Jude Medical. Guidant later dismissed its claim on one patent and a court ruled that a second patent was invalid. This determination of invalidity was appealed by Guidant and the Court of Appeals upheld the lower court's invalidity determination. In a jury trial involving the two remaining patents (the '288 and '472 patents), the jury found that these patents were valid and that St. Jude Medical did not infringe the '288 patent. The jury found that the Company did infringe the '472 patent, though such infringement was not willful. The jury awarded damages of $140,000 to Guidant. In post-trial rulings, however, the judge overseeing the jury trial ruled that the '472 patent was invalid and also was not infringed by St. Jude Medical, thereby eliminating the $140,000 verdict against the Company. The trial court also made other rulings as part of the post-trial order, including a ruling that the '288 patent was invalid on several grounds.

In August 2002, Guidant commenced an appeal of certain of the trial judge's post-trial decisions pertaining to the '288 patent. Guidant did not appeal the trial court's finding of invalidity and non-infringement of the '472 patent. The parties are currently in the briefing phase of this appeal. While it is not possible to predict the outcome of the appeal process, the Company believes that it has meritorious defenses against the claims asserted by Guidant and Guidant's continued pursuit of this case.

Since the date of St. Jude Medical's acquisition of Ventritex in May 1997 and the inception of the Company's sales of ICD products, St. Jude Medical accrued a 3% royalty on its ICD sales under a license with Guidant that it believed it had acquired as part of its purchase of assets of the Telectronics cardiac stimulation device business. As a result of the jury's July 2001 verdict that St. Jude Medical's ICD products do not infringe Guidant's '288 patent, the Company ceased further royalty accruals. The historical accruals under this license at that time, which totaled approximately $15,000, remained on the Company's balance sheet pending further developments in the case. The Company evaluated the facts and circumstances of this case as part of its 2001 fiscal year close, including the post-trial ruling that the '288 patent was invalid, and concluded that the probability that the Company would have to pay any royalty under the license agreement was remote. As such, the Company reversed the $15,000 liability through selling, general and administrative expense in the fourth quarter of 2001.

In addition, the Company incurred legal fees in relation to the Guidant litigation that were subject to recoverability under an indemnification agreement between the Company and the seller of the Telectronics cardiac stimulation device business. The Company believed that the indemnitor would resist payment and, therefore, wrote off approximately $15,000 of its indemnity claim through selling, general and administrative expense in the fourth quarter of 2001.

OTHER LITIGATION MATTERS: The Company is involved in various product liability lawsuits, claims and proceedings of a nature considered normal to its business. Subject to self-insured retentions, the Company believes it has product liability insurance sufficient to cover such claims and suits.

During the second quarter of 2002, the Company received a cash payment of $18,500 relating to the settlement of certain patent litigation, which was recorded as a reduction of selling, general and administrative expense.

NOTE 6--SHAREHOLDERS' EQUITY
CAPITAL STOCK: On May 16, 2002, the Company's Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend to shareholders of record on June 10, 2002. Net earnings per share, shares outstanding and weighted average shares outstanding have been restated to reflect this stock split. The Company's authorized capital consists of 25,000,000 shares of $1.00 per share par value preferred stock and 250,000,000 shares of $0.10 per share par value common stock. There were no shares of preferred stock issued or outstanding during 2002, 2001 or 2000.

EMPLOYEE STOCK PURCHASE SAVINGS PLAN: The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, newly issued shares of the Company's common stock at 85% of the fair market value at specified dates. Employees purchased 224,819, 286,362 and 228,080 shares in 2002, 2001 and 2000, respectively, under this plan. At December 31, 2002, 1,488,819 shares of additional common stock were available for purchase under the plan.

STOCK COMPENSATION PLANS: The Company's stock compensation plans provide for the issuance of stock-based awards, such as restricted stock or stock options, to directors, officers, employees and consultants. Stock option awards under these plans generally have an eight to ten year life, an exercise price equal to the fair market value on the date of grant and a four-year vesting term. At December 31, 2002, the Company had 8,341,130 shares of common stock available for grant under these plans.

Stock option transactions under these plans during each of the three years in the period ended December 31, 2002 are as follows:

                                                                   WEIGHTED
                                         OPTIONS                    AVERAGE
                                     OUTSTANDING             EXERCISE PRICE
============================================================================
BALANCE AT JANUARY 1, 2000            22,823,226                    $ 15.47
      Granted                          7,463,266                      25.43
      Canceled                        (1,478,680)                     16.60
      Exercised                       (2,268,172)                     15.06
----------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000          26,539,640                      18.24
      Granted                          6,373,310                      35.94
      Canceled                          (762,734)                     21.08
      Exercised                       (3,467,214)                     15.27
----------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001          28,683,002                      22.45
      Granted                          5,041,340                      35.60
      Canceled                          (716,452)                     26.89
      Exercised                       (3,312,968)                     16.66
----------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002          29,694,922                    $ 25.22
============================================================================

Stock options totaling 15,432,468, 12,623,674 and 10,805,058 were exercisable at December 31, 2002, 2001 and 2000, respectively.

The following tables summarize information concerning currently outstanding and exercisable stock options at December 31, 2002:

                                                            OPTIONS OUTSTANDING
===============================================================================
                                                 WEIGHTED
                                                  AVERAGE             WEIGHTED
                                                REMAINING              AVERAGE
        RANGES OF                NUMBER       CONTRACTUAL             EXERCISE
  EXERCISE PRICES           OUTSTANDING       LIFE (YEARS)               PRICE
===============================================================================
  $ 8.77 - $13.16             1,020,494               2.0              $ 11.11
    13.16 - 17.55             9,051,344               5.1                14.79
    17.55 - 21.94             2,682,286               4.4                19.65
    21.94 - 26.32             5,757,893               5.9                26.23
    26.32 - 35.10             4,763,278               7.7                34.19
    35.10 - 43.87             6,419,627               6.9                36.95
-------------------------------------------------------------------------------
                             29,694,922               5.9              $ 25.22
-------------------------------------------------------------------------------


                                                           OPTIONS EXERCISABLE
===============================================================================
                                                                      WEIGHTED
                                                                       AVERAGE
        RANGES OF                NUMBER                               EXERCISE
  EXERCISE PRICES           EXERCISABLE                                  PRICE
===============================================================================
  $ 8.77 - $13.16               860,938                                $ 10.89
    13.16 - 17.55             7,954,404                                  14.89
    17.55 - 21.94             2,143,886                                  19.53
    21.94 - 26.32             2,869,518                                  26.22
    26.32 - 35.10               176,441                                  31.44
    35.10 - 43.87             1,427,281                                  36.83
-------------------------------------------------------------------------------
                             15,432,468                                $ 19.64
-------------------------------------------------------------------------------

The Company also granted 30,470 shares of restricted common stock during the three years ended December 31, 2002, under the Company's stock compensation plans. The value of restricted stock awards as of the date of grant is charged to expense over the periods during which the restrictions lapse.

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

NOTE 7--PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT AND SPECIAL CHARGES PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES: In September 1999, the Company purchased VSI for $75,071 in cash, net of cash acquired, plus additional contingent consideration related to product development milestones for regulatory approvals and to future sales. The total consideration paid at close was allocated to the fair value of the net assets acquired ($7,618) and in-process research and development ($67,453). The Company paid additional amounts totaling $10,000 in 2001 and $5,000 in 2000, which were recorded as purchased in-process research and development expenses, as certain product development milestones were achieved. The remaining balance of the in-process research and development valuation ($13,047) will be recorded in the Company's consolidated financial statements as purchased in-process research and development expense when payment of the contingent consideration is assured beyond a reasonable doubt. Contingent consideration payments in excess of the $13,047 will be capitalized as goodwill.

2001 SPECIAL CHARGE: In July 2001, the Company initiated efforts to streamline its heart valve operations, consolidate its U.S. sales activities and restructure its international sales organization. As a result of these activities, the Company recorded pre-tax special charges of $20,657 in the third quarter of 2001, consisting of employee severance costs resulting from the elimination of approximately 90 production and administrative positions ($5,293), inventory write-offs and scrap ($9,490), capital equipment write-offs ($3,379) and other costs related primarily to lease terminations and other facility exit costs due to the closing and consolidation of sales offices ($2,495). The Company has utilized $19,865 of these special charge accruals through December 31, 2002, consisting of $4,783 of employee severance costs, $9,328 of inventory write-offs and scrap, $3,379 of capital equipment write-offs and $2,375 of other costs. The Company estimates that the remaining accruals will be utilized during 2003.

During the third quarter of 2001, the Company also wrote off $12,177 of certain diagnostic equipment deemed obsolete due to the overwhelming acceptance of newer technology equipment that received U.S. regulatory approvals in late 2000 and early 2001 and was launched earlier in 2001.

The charges relating to employee severance costs, capital equipment write-offs and other costs ($11,167) were recorded in operating expenses as special charges. The inventory and diagnostic equipment write-offs ($21,667) were included in cost of sales as special charges.

SILZONE(R) SPECIAL CHARGES: On January 21, 2000, the Company initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating Silzone(R) coating on the sewing cuff fabric. The Company concluded that it would no longer utilize Silzone(R) coating. The Company recorded a special charge accrual totaling $26,101 during the first quarter of 2000 relating to asset write-downs ($9,465) and other costs ($16,636), including monitoring expenses, associated with this recall and product discontinuance. In the second quarter of 2002, the Company determined that the Silzone(R) reserves for other costs should be increased by $11,000 due primarily to difficulties in obtaining certain reimbursements from the Company's insurance carriers under the product liability insurance policies. This additional accrual was included in selling, general and administrative expenses for the second quarter ended June 30, 2002. The Company has utilized $23,202 of these special charge accruals through December 31, 2002, consisting of $9,465 of asset write-downs and $13,737 of other costs. The Company estimates that the remaining accruals will be utilized primarily during 2003 and 2004. The Company has approximately $200,000 remaining in product liability insurance currently available for the Silzone(R)-related matters. There can be no assurance that the final costs associated with this recall that are not covered by insurance, including litigation-related costs, will not exceed management's estimates.

NOTE 8--OTHER INCOME (EXPENSE) Other income (expense) consists of the following:

                                     2002               2001               2000
================================================================================
Interest income                   $ 5,481            $ 3,261            $ 2,640
Interest expense                   (1,754)           (12,567)           (28,569)
Other                                (324)             1,468                879
--------------------------------------------------------------------------------
Other income (expense)            $ 3,403           $ (7,838)         $ (25,050)
================================================================================

NOTE 9--INCOME TAXES
The Company's earnings before income taxes were generated from its U.S. and international operations as follows:

                                     2002               2001               2000
================================================================================
U.S.                            $ 270,595           $ 83,128           $ 75,538
International                     102,763            144,850            101,771
--------------------------------------------------------------------------------
Earnings before income taxes    $ 373,358          $ 227,978          $ 177,309
================================================================================

Income tax expense consists of the following:

                                     2002               2001               2000
================================================================================
Current:
      U.S. federal               $ 48,459           $ 48,844           $ 31,859
      U.S. state and other          4,732              4,994              3,815
      International                 6,187             13,229             17,980
--------------------------------------------------------------------------------
      Total current                59,378             67,067             53,654
--------------------------------------------------------------------------------
Deferred                           37,695            (11,681)            (5,439)
--------------------------------------------------------------------------------
Income tax expense               $ 97,073           $ 55,386           $ 48,215
================================================================================

The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial statement purposes are as follows:

                                                        2002               2001
================================================================================
DEFERRED INCOME TAX ASSETS:
  Net operating loss carryforwards                  $ 12,732           $ 52,349
  Tax credit carryforwards                            30,554             31,678
  Inventories                                         34,403             30,403
  Intangible assets                                    3,552             14,002
  Accrued liabilities and other                       11,569              1,746
--------------------------------------------------------------------------------
    Deferred income tax assets                        92,810            130,178
--------------------------------------------------------------------------------
DEFERRED INCOME TAX LIABILITIES:
  Unrealized gain on available-for-sale securities    (2,599)            (5,620)
  Property, plant and equipment                      (21,085)           (20,757)
--------------------------------------------------------------------------------
    Deferred income tax liabilities                  (23,684)           (26,377)
--------------------------------------------------------------------------------
Net deferred income tax asset                       $ 69,126          $ 103,801
================================================================================

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

                                                             2002                2001               2000
---------------------------------------------------------------------------------------------------------
Income tax expense at the U.S. federal
  statutory rate of 35%                                 $ 130,675            $ 79,792           $ 62,058
U.S. state income taxes, net of federal tax benefit         8,378               3,654              2,725
International taxes at lower rates                        (29,972)            (20,089)           (12,451)
Tax benefits from foreign sales corporation
  and extraterritorial income exclusion                    (3,675)             (3,681)            (2,280)
Research and development credits                           (9,467)             (5,984)            (4,464)
Non-deductible purchased in-process research
  and development charges                                       -               3,912              2,141
Other                                                       1,134              (2,218)               486
---------------------------------------------------------------------------------------------------------
Income tax expense                                       $ 97,073            $ 55,386           $ 48,215
=========================================================================================================
Effective income tax rate                                   26.0%               24.3%              27.2%
=========================================================================================================

At December 31, 2002, the Company has $36,377 of net operating loss carryforwards and $25,633 of tax credit carryforwards that will expire from 2003 through 2022 if not utilized. These amounts are subject to annual usage limitations. The Company's net operating loss carryforwards arose primarily from acquisitions. The Company also has alternative minimum tax credit carryforwards of $4,921 that have an unlimited carryforward period.

The Company has not recorded U.S. deferred income taxes on $430,885 of its non-U.S. subsidiaries' undistributed earnings, because such amounts are intended to be reinvested outside the United States indefinitely.

NOTE 10--RETIREMENT PLANS
DEFINED CONTRIBUTION PLANS: The Company has a 401(k) profit sharing plan that provides retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching a portion of the employees' contributions. The Company also contributes a portion of its earnings to the plan based upon Company performance. The Company's matching and profit sharing contributions are at the discretion of the Company's Board of Directors. In addition, the Company has defined contribution programs for employees outside the United States. Company contributions under all defined contribution plans totaled $18,764, $16,249 and $13,170 in 2002, 2001 and 2000, respectively.

DEFINED BENEFIT PLANS: The Company has unfunded defined benefit plans for employees in certain countries outside the United States. The Company has an accrued liability totaling approximately $10,700 at December 31, 2002, which approximates the actuarially calculated unfunded liability. The related pension expense was not material.

NOTE 11--SEGMENT AND GEOGRAPHIC INFORMATION
SEGMENT INFORMATION: The Company manages its business on the basis of one reportable segment--the development, manufacturing and distribution of cardiovascular medical devices. See Note 1 for a brief description of the Company's primary markets and principal products.

Net sales by class of similar products were as follows:

NET SALES                                  2002             2001           2000
================================================================================
Cardiac rhythm management           $ 1,147,489        $ 965,968      $ 819,117
Cardiac surgery                         250,957          248,045        256,949
Cardiology and vascular access          191,483          133,343        102,740
--------------------------------------------------------------------------------
                                    $ 1,589,929      $ 1,347,356    $ 1,178,806
================================================================================

GEOGRAPHIC INFORMATION: The following tables present certain geographical financial information:

NET SALES *                        2002              2001                 2000
-------------------------------------------------------------------------------
United States               $ 1,042,766         $ 880,086            $ 745,793
International                   547,163           467,270              433,013
-------------------------------------------------------------------------------
                            $ 1,589,929       $ 1,347,356          $ 1,178,806
===============================================================================

LONG-LIVED ASSETS **               2002              2001                 2000
-------------------------------------------------------------------------------
United States                 $ 674,119         $ 626,140            $ 640,220
International                   150,674           137,803              149,325
-------------------------------------------------------------------------------
                              $ 824,793         $ 763,943            $ 789,545
===============================================================================

 * NET SALES ARE ATTRIBUTED TO COUNTRIES BASED ON LOCATION OF THE CUSTOMER.

** LONG-LIVED ASSETS EXCLUDE DEFERRED INCOME TAXES.

NOTE 12--QUARTERLY FINANCIAL DATA (UNAUDITED) Quarterly financial data for 2002 and 2001 is as follows:

                                                                                   QUARTER
                                                         FIRST             SECOND               THIRD              FOURTH
==========================================================================================================================
FISCAL YEAR ENDED DECEMBER 31, 2002:
     Net sales                                       $ 371,193          $ 404,348           $ 404,857           $ 409,531
     Gross profit                                      252,405            275,386             276,476             279,716
     Net earnings                                       62,076             69,555  (1)         71,680              72,974
     Basic net earnings per share                         0.35               0.39                0.40                0.41
     Diluted net earnings per share                     $ 0.34             $ 0.38              $ 0.39              $ 0.40

FISCAL YEAR ENDED DECEMBER 31, 2001:
     Net sales                                       $ 326,065          $ 336,062           $ 337,029           $ 348,200
     Gross profit                                      218,988            225,839             207,040  (3)        236,330
     Net earnings                                       47,074             43,819  (2)         31,434  (3)         50,265  (2)
     Basic net earnings per share                         0.28               0.26                0.18                0.29
     Diluted net earnings per share                     $ 0.27             $ 0.25              $ 0.18              $ 0.28
==========================================================================================================================

(1) INCLUDES A CASH RECEIPT OF $18,500 RELATING TO THE SETTLEMENT OF CERTAIN PATENT LITIGATION, WHICH WAS RECORDED AS A REDUCTION OF SG&A EXPENSE. ALSO, THE COMPANY RECORDED IN SG&A AN $11,000 CHARGE TO INCREASE THE RESERVE FOR EXPENSES RELATED TO THE SILZONE(R) RECALL AND A $7,500 DISCRETIONARY CONTRIBUTION TO ITS CHARITABLE FOUNDATION.

(2) INCLUDES A PRE-TAX PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE OF $5,000 RELATING TO THE VASCULAR SCIENCE, INC. ACQUISITION.

(3) INCLUDES A PRE-TAX SPECIAL CHARGE OF $32,834 RELATING TO A RESTRUCTURING OF ITS U.S. AND INTERNATIONAL SALES ORGANIZATIONS, A STREAMLINING OF ITS HEART VALVE OPERATIONS AND A WRITE-OFF OF CERTAIN DIAGNOSTIC EQUIPMENT. $21,667 OF THIS SPECIAL CHARGE WAS RECORDED IN COST OF SALES, AND THE REMAINING $11,167 WAS RECORDED IN OPERATING EXPENSES.

FIVE-YEAR SUMMARY FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  2002           2001*          2000**         1999***        1998
=====================================================================================================================
SUMMARY OF OPERATIONS FOR THE FISCAL YEAR:
Net sales                                      $1,589,929     $1,347,356     $1,178,806     $1,114,549     $1,015,994
Gross profit                                   $1,083,983     $  888,197     $  787,657     $  733,647     $  643,054
    Percent of net sales                             68.2%          65.9%          66.8%          65.8%          63.3%
Operating profit                               $  369,955     $  235,816     $  202,359     $   89,188     $  193,952
    Percent of net sales                             23.3%          17.5%          17.2%           8.0%          19.1%
Net earnings                                   $  276,285     $  172,592     $  129,094     $   24,227     $  129,082
    Percent of net sales                             17.4%          12.8%          11.0%           2.2%          12.7%
Diluted net earnings per share                 $     1.51     $     0.97     $     0.75     $     0.14     $     0.75
---------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END:
Cash and equivalents                           $  401,860     $  148,335     $   50,439     $    9,655     $    3,775
Working capital                                   739,665        475,692        388,322        389,768        471,090
Total assets                                    1,951,379      1,628,727      1,532,716      1,554,038      1,384,612
Long-term debt                                         --        123,128        294,500        477,495        374,995
Shareholders' equity                            1,576,727      1,183,745        940,849        794,021        806,220
---------------------------------------------------------------------------------------------------------------------

OTHER DATA:
Diluted weighted average shares outstanding       183,002        178,767        171,634        169,470        172,290
=====================================================================================================================

ALL FISCAL YEARS NOTED ABOVE CONSISTED OF FIFTY-TWO WEEKS. THE COMPANY DID NOT DECLARE OR PAY ANY CASH DIVIDENDS DURING 1998 THROUGH 2002.

  *RESULTS FOR 2001 INCLUDE A $32,834 SPECIAL CHARGE AND PURCHASED IN-PROCESS
   RESEARCH AND DEVELOPMENT CHARGES OF $10,000. THE IMPACT OF THESE ITEMS ON 2001 NET EARNINGS WAS $30,517, OR $0.17 PER DILUTED SHARE.

 **RESULTS FOR 2000 INCLUDE A $26,101 SPECIAL CHARGE AND A PURCHASED IN-PROCESS
   RESEARCH AND DEVELOPMENT CHARGE OF $5,000. THE IMPACT OF THESE ITEMS ON 2000 NET EARNINGS WAS $27,213, OR $0.16 PER DILUTED SHARE.

***RESULTS FOR 1999 INCLUDE A $9,754 SPECIAL CHARGE AND PURCHASED IN-PROCESS
   RESEARCH AND DEVELOPMENT CHARGES TOTALING $115,228. THE IMPACT OF THESE ITEMS ON 1999 NET EARNINGS WAS $119,762, OR $0.71 PER DILUTED SHARE.

INVESTOR INFORMATION

TRANSFER AGENT
Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings, or change of address should be directed to the Company's Transfer Agent at:

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
1.877.282.1168
www.equiserve.com
(Account Access Availability)
Hearing impaired #TDD: 1.800.952.9245

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders will be held at 9:30 a.m. on Thursday, May 8, 2003, at the Minnesota Historical Center, 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102.

INVESTOR CONTACT
Laura C. Merriam
Director, Investor Relations
1.651.766.3029

To obtain information about the Company call 1.800.552.7664, visit our Web site at www.sjm.com, or write to:

Investor Relations
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, Minnesota 55117-9983

The Investor Relations section on St. Jude Medical's Web site includes all SEC filings, a list of analyst coverage, analyst estimates, and a calendar of upcoming earnings announcements and investor relations events. St. Jude Medical's Newsroom features news releases, company background information, fact sheets, executive bios, a product photo portfolio, and other media resources. Patient profiles can be found on our Web site, including the patients featured in this year's annual report.

(C)2003 ST. JUDE MEDICAL, INC.

COMPANY INFORMATION
(SEE COMPANY INFORMATION ON WEB SITE- WWW.SJM.COM)
o Principles of Corporate Governance
o Code of Business Conduct
o SEC Filings

COMPANY STOCK SPLITS
2:1 on 4/27/79, 1/25/80, 9/30/86, 3/15/89 and 4/30/90 and 6/10/02;
3:2 on 11/16/95

STOCK EXCHANGE LISTINGS
New York Stock Exchange
Symbol: STJ

The range of high and low prices per share for the Company's common stock for fiscal 2002 and 2001 is set forth below. As of February 14, 2003, the Company had 3,606 shareholders of record.

FISCAL YEAR ENDED DECEMBER 31           2002                      2001
------------------------------------------------------------------------------
Quarter                          High         Low            High        Low
------------------------------------------------------------------------------
First                          $ 40.80      $ 35.75        $ 32.28    $ 22.23
Second                         $ 43.13      $ 36.20        $ 33.00    $ 24.80
Third                          $ 41.00      $ 30.52        $ 36.03    $ 28.88
Fourth                         $ 40.35      $ 31.16        $ 39.04    $ 33.48

TRADEMARKS
Aescula(TM), AF Suppression(TM), Alliance(TM), Angio-Seal(TM), Atlas(R), BiLinx(TM), Epic(TM), Fast-Cath(TM), Fast-cath Duo(TM), FlexCuff(TM), Frontier(TM), Genesis System(TM), GuideRight(TM), Housecall Plus(TM), HydroSteer(TM), Identity(R), Integrity(R), ISOFlex(TM), Linx(TM), Livewire(TM), Livewire Cannulator(TM), Livewire Spiral HP(TM), Livewire TC(TM), Microny(R), Maximum(TM), NaviFlex(TM), Photon(R), Response(TM), Riata(R), Seal-Away(TM), SJM(R), SJM Biocor(TM), SJM Epic(TM), SJM Regent(TM), SJM Tailor(TM), SpyglASS(TM), St. Jude Medical(R), Supreme(TM), Supreme Spiral SC(TM), Symmetry(TM), Tendril(R), Toronto Root(TM), Toronto SPV(R), Trio(TM), TVL(R), Ultimum(TM), Victory(TM).

Broadlane(R)and Novation(R)are registered trademarks of Broadlane, Inc. and Novation, respectively.