Form 10-K, Exhibit 13
period 2003-12-31
ST JUDE MEDICAL INC
filed 2004-03-15
CIK 203077

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                               EXHIBIT 13
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

Our business is focused on the development, manufacturing and distribution of cardiovascular medical devices for the global cardiac rhythm management (CRM), cardiac surgery (CS) and cardiology and vascular access (C/VA) therapy areas. Our principal products in each of these therapy areas are as follows:

CRM
      o   bradycardia pacemaker systems (pacemakers),
      o   tachycardia implantable cardioverter defibrillator systems (ICDs), and
      o   electrophysiology (EP) catheters

CS
      o   mechanical and tissue heart valves, and
      o   valve repair products

C/VA
      o   vascular closure devices,
      o   angiography catheters,
      o   guidewires, and
      o   hemostasis introducers

Our products are sold in more than 120 countries around the world. Our largest geographic markets are the United States, Europe and Japan.

We compete on the basis of providing reliable products with advanced features. Our industry has undergone significant consolidation in the last decade and is very competitive. Our strategy requires significant investments in research and development in order to introduce new products, particularly in the cardiac rhythm management and the cardiology and vascular access therapy areas. We have also sought to improve our operating margins through a variety of techniques, including maintaining our average selling prices while improving the efficiency of our manufacturing operations. Our products are generally not affected by economic cycles. However, we expect cost containment pressure on healthcare systems to continue to place downward pressure on prices for our products, particularly in international markets such as Germany and Japan. The industry in which we operate is characterized by frequent patent litigation and product liability litigation, which are issues that we must manage.

Pacemakers and ICDs accounted for 43% and 21% of our total 2003 net sales, respectively. In addition, the pacemaker and ICD markets are the largest markets we participate in, and our strategy is to increase our sales and market share in those markets. In 2002, our primary CRM competitors began selling pacemaker and ICD systems that are capable of pacing the heart from both ventricles, providing cardiac resynchronization therapy (CRT). By pacing the heart from both ventricles, many physicians believe that pacemakers and ICDs with CRT provide a therapeutic advantage over traditional devices for certain patients. In addition, CRT devices have a higher average selling price over traditional devices. Currently, we do not have a pacemaker or ICD system with CRT approved for sale in the

United States, which is the largest geographic market for these products. However, we are conducting clinical trials and anticipate introducing pacemakers and ICDs with CRT in the United States in the second quarter of 2004. We estimate that approximately 35% of the worldwide market for pacemakers and ICDs in 2003 was made up of sales of CRT devices.


RESULTS OF OPERATIONS

FINANCIAL SUMMARY
Net sales in 2003 increased approximately 22% over 2002 driven primarily by growth in our ICD and vascular closure devices, incremental revenue as a result of our acquisition of Getz Bros. Co., Ltd. in Japan (Getz Japan), and the positive impact of foreign currency translation as the U.S. dollar weakened against most currencies during 2003 as compared with 2002. Our ICD net sales grew approximately 37% to $414 million during 2003. Our vascular closure net sales increased approximately 40% to $218 million in 2003, strengthening our leadership position in the vascular closure market.

During 2003, we completed our acquisition of Getz Japan and Getz's related distribution operations in Australia. The addition of these operations further strengthened our presence in Japan and Australia.

Net earnings and diluted net earnings per share for 2003 increased approximately 23% and 21%, respectively, over 2002 due primarily to incremental profits resulting from higher sales.

We ended the year with $461 million of cash and equivalents and $352 million of long-term debt. We have strong short-term credit ratings, with an A2 rating from Standard & Poor's and a P2 rating from Moody's. Our cash flows from operations remained strong during 2003, helping to further strengthen our balance sheet and provide cash to repay a portion of the funds borrowed in 2003 to finance the Getz Japan acquisition and the repurchase of 9.25 million shares in August 2003. We expect to use our future cash flows to fund internal development opportunities, reduce our debt and potentially purchase the remaining ownership of Epicor Medical, Inc. (Epicor). See ACQUISTIONS & INVESTMENTS for a discussion of Epicor.

We utilize a 52/53-week fiscal year ending on the Saturday nearest December 31, but for simplicity of presentation, describe all periods as if the year end is December 31. Fiscal year 2003 consisted of 53 weeks, adding three additional selling days as compared with 2002. The additional selling days occurred between the Christmas and New Year's Day holidays, which typically are lower volume selling days due to the elective nature of many hospitals' procedures. These additional selling days did not have a material impact on our net sales or results of operations for 2003. Fiscal years 2002 and 2001 each consisted of 52 weeks.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States requires us to adopt various accounting policies and to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Our significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to accounts receivable allowance for doubtful accounts; estimated useful lives of property, plant and equipment; income taxes; Silzone(R) special charge accruals; and legal reserves. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

We believe that the following represent our most critical accounting estimates:

ACCOUNTS RECEIVABLE ALLOWANCE FOR DOUBTFUL ACCOUNTS: We grant credit to customers in the normal course of business, and generally do not require collateral or any other security to support our accounts receivable. We maintain an allowance for doubtful accounts for potential credit losses, which primarily consists of reserves for specific customer balances that we believe may not be collectible. We determine the adequacy of this allowance by regularly reviewing the accounts receivable agings, customer financial conditions and credit histories, and current economic conditions. In some developed markets and in many emerging markets, payments of certain accounts receivable balances are made by the individual countries' healthcare systems for which payment is dependent, to some extent, upon the political and economic environment within those countries. Although we consider our allowance for doubtful accounts to be adequate, if the financial condition of our customers or the individual countries' healthcare systems were to deteriorate and impair their ability to make payments to us, additional allowances may be required in future periods. The allowance for doubtful accounts was $31.9 million at December 31, 2003 and $24.1 million at December 31, 2002.

ESTIMATED USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT: Diagnostic equipment is recorded at cost and is depreciated using the straight-line method over its estimated useful life of five to eight years. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from pacemaker and ICD devices. The estimated useful life of this equipment is determined based on our estimates of its usage by the physicians and healthcare professionals, factoring in new technology platforms and rollouts. To the extent that we experience changes in the usage of this equipment or there are introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $68.7 million and $81.0 million at December 31, 2003 and 2002, respectively. If we had used an estimated useful life on diagnostic equipment that was one year less than our current estimate, our 2003 depreciation expense would have been approximately $5 million higher.

INCOME TAXES: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense as well as assessing temporary differences in the treatment of items for tax and accounting purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that we believe that recovery is not likely, a valuation allowance must be established. At December 31, 2003, we had approximately $94 million of gross deferred tax assets, including net operating loss and tax credit carryforwards that will expire from 2004 to 2019 if not utilized. We believe that our deferred tax assets, including the net operating loss and tax credit carryforwards, will be fully realized based upon our estimates of future taxable income. As such, we have not recorded any valuation allowance for our deferred tax assets. If our estimates of future taxable income are not met, a valuation allowance for some of these deferred tax assets would be required.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries' undistributed earnings, because such amounts are intended to be reinvested outside the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries (see Liquidity and Capital Resources), additional U.S. tax liabilities would be incurred.

We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, including challenges regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Our U.S. federal tax filings prior to 1998 have been examined by the Internal Revenue Service (IRS), and we have settled all differences arising out of those examinations. The U.S. federal tax authorities have designated us as a "coordinated industry case," more commonly known as a "large case," which is an IRS designation used for large companies that means, among other things, that the IRS will audit essentially all of our federal income tax return filings. The IRS is currently in the process of examining our U.S. federal tax returns for the calendar years 1998, 1999 and 2000.

We record our income tax provisions based on our knowledge of all relevant facts and circumstances, including the existing tax laws, our experience with previous settlement agreements, the status of current IRS examinations and our understanding of how the tax authorities view certain relevant industry and commercial matters. Although we have recorded all probable income tax accruals in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "ACCOUNTING FOR CONTINGENCIES" and SFAS No. 109. "ACCOUNTING FOR INCOME TAXES", our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or liquidity. However, they may be material to our consolidated results of operations of a future period.

SILZONE(R) SPECIAL CHARGE ACCRUALS: In January 2000, we initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating Silzone(R) coating on the sewing cuff fabric. We concluded that we would no longer utilize Silzone(R) coating and recorded a special charge totaling $26.1 million during the first quarter of 2000 to cover various asset write-downs and anticipated costs associated with these matters. In the second quarter of 2002, we increased our Silzone(R) reserves by $11 million to cover additional anticipated costs. We have recorded an accrual for probable legal costs that we will incur to defend the various cases involving Silzone(R) devices, and we have recorded a receivable from our product liability insurance carriers for amounts expected to be recovered. We have not accrued for any amounts associated with probable legal settlements or judgments because we cannot reasonably estimate such amounts. However, we believe that no significant claims will ultimately be allowed to proceed as class actions in the United States, and, therefore, that all settlements and judgments will be covered under our remaining product liability insurance coverage (approximately $170 million at December 31, 2003), subject to the insurance companies' performance under the policies. As such, we believe that any costs (the material components of which are settlements, judgments and legal fees) not covered by our product liability insurance policies or existing reserves will not have a material adverse effect on our statement of financial position or liquidity, although such costs may be material to our consolidated results of operations of a future period.

Our remaining product liability insurance for Silzone(R) claims consists of a number of layers, each of which is covered by one or more insurance companies. Our next layer of insurance, which is a $30 million layer that would be reached after the present $35 million layer is exhausted, is covered by Lumberman's Mutual Casualty Insurance, a unit of the Kemper Insurance Companies (collectively referred to as Kemper). Kemper's credit rating by A.M. Best has been downgraded to a "D" (poor). Kemper is currently in "run off," which means that it is not issuing new policies and is, therefore, not generating any new revenue that could be used to cover claims made under previously-issued policies. In the event Silzone(R) claims were to reach the Kemper layer and Kemper was unable to pay part or all of such claims, we believe the other insurance carriers in our program will take the position that we will be directly liable for any claims and costs that Kemper is unable to pay, and that insurance carriers at policy layers following Kemper's layer will not provide coverage for Kemper's layer. Kemper also provides part of the coverage for Silzone(R) claims in our final layer of insurance ($20 million of the final $50 million layer).

It is possible that Silzone(R) costs and expenses will reach the Kemper layers of insurance coverage, and it is possible that Kemper will be unable to meet its obligations to us. If this were to happen, we could incur a loss of up to $50 million. We have not accrued for any such losses.

LEGAL RESERVES: We operate in an industry that is susceptible to significant product liability and intellectual property claims. Product liability claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, claims may be asserted against us in the future relative to events that are not known to us at the present time. Our product liability insurance coverage during most of 2003 was $200 million, with a $50 million deductible per claim. In light of our significant self-insured retention, our product liability insurance coverage is designed to help protect against a catastrophic claim. We record a liability in our consolidated financial statements for any claims where we have assessed that a loss is probable and an amount can be reasonably estimated.

A substantial amount of intellectual property litigation occurs in our industry. In November 1996, one of our competitors, Guidant Corporation (Guidant), initiated a lawsuit against us alleging that we did not have a license to certain patents which they controlled and as such, we were infringing on those patents. A jury found against us in July 2000; however, the judge overseeing the trial issued post-trial rulings in February 2001 which essentially set aside the jury's $140 million damage assessment. Guidant is appealing certain aspects of the judge's ruling. While it is not possible to predict the outcome of the appeal process, we believe that the decision of the trial court in its post-trial rulings was correct. In February 2004, Guidant initiated another lawsuit against us alleging that a number of our CRT products infringe two of its patents. We have not submitted a substantive response to Guidant's February 2004 claims at this time. To date, we have not recorded any liability for any losses related to these litigation matters. Potential losses arising from the ultimate resolution of these litigation matters are possible, but not estimable at this time. The range of such a loss could be material to our consolidated financial position, liquidity and results of operations.

ACQUISITIONS & INVESTMENTS
Acquisitions can have an impact on the comparison of our operating results and financial condition from year to year.

On April 1, 2003, we completed the acquisition of Getz Japan, a distributor of medical technology products in Japan and our largest volume distributor in Japan. We paid 26.9 billion Japanese Yen in cash to acquire 100% of the outstanding common stock of Getz Japan. Net consideration paid was $219.2 million, which includes closing costs less $12.0 million of cash acquired.

On April 1, 2003, we also acquired the net assets of Getz Bros. & Co. (Aust.) Pty. Limited and Medtel Pty. Limited (collectively referred to as Getz Australia) related to the distribution of our products in Australia for $6.2 million in cash, including closing costs.

The results of operations of the Getz Japan and Getz Australia (collectively referred to as Getz) acquisitions have been included in our consolidated results of operations since April 1, 2003. Pro forma results of operations have not been presented for the Getz acquisitions since the effects of these acquisitions were not material to our consolidated financial statements either individually or in aggregate. Net sales for 2003 included approximately $106 million related to the Getz Japan and Getz Australia acquisitions. The additional revenue from Getz was generated from the sale of non-St. Jude Medical manufactured products sold by Getz and the incremental revenue on the sale of St. Jude Medical manufactured products. Prior to April 1, 2003, we recognized revenue from the sale of our products to Getz as our distributor.

In May 2003, we made a $15 million minority investment in Epicor, a development stage company focused on developing products which use high intensity focused ultrasound (HIFU) to ablate cardiac tissue. In conjunction with this investment, we also agreed to acquire the remaining ownership of Epicor in 2004 for an additional $185 million in cash if Epicor achieves specific clinical and regulatory milestones by June 30, 2004.

SEGMENT REVIEW
We have two reportable segments, the Cardiac Rhythm Management/Cardiac Surgery (CRM/CS) segment and the Daig segment, which focus on the development and manufacture of our products. The primary products produced by each segment are:
CRM/CS - pacemaker and ICD systems, mechanical and tissue heart valves and other cardiac surgery products; Daig - electrophysiology catheters, vascular closure devices and other cardiology and vascular access products.

Our reportable segments include end customer revenues from the sale of products they each develop and manufacture. The costs included in each of the reportable segments' operating results include the direct costs of the products sold to end customers and operating expenses managed by each of the segments. Certain costs of goods sold and operating expenses managed by our selling and corporate functions are not included in segment operating profit. Because of this, segment operating profit is not representative of the operating profit of our products in these segments.

The following table presents certain financial information about our reportable segments (in thousands):

                                                                CRM/CS              DAIG               OTHER                TOTAL
==================================================================================================================================
FISCAL YEAR ENDED DECEMBER 31, 2003
  Net sales                                                $ 1,499,425         $ 366,433          $   66,656          $ 1,932,514
  Operating profit (a)                                         873,904           202,007            (619,966)             455,945
  Total assets                                                 639,724           147,270           1,769,100            2,556,094
----------------------------------------------------------------------------------------------------------------------------------

FISCAL YEAR ENDED DECEMBER 31, 2002
  Net sales                                                $ 1,305,750         $ 284,179          $        -          $ 1,589,929
  Operating profit (a)                                         713,341           149,592            (492,978)             369,955
  Total assets                                                 723,414           134,610           1,093,355            1,951,379
----------------------------------------------------------------------------------------------------------------------------------

FISCAL YEAR ENDED DECEMBER 31, 2001 (b)
  Net sales                                                $ 1,135,833         $ 211,523          $        -          $ 1,347,356
  Operating profit (a)                                         583,030           105,947            (453,161)             235,816
==================================================================================================================================

(a) OTHER OPERATING PROFIT INCLUDES CERTAIN COSTS OF GOODS SOLD AND OPERATING EXPENSES MANAGED BY THE COMPANY'S SELLING AND CORPORATE FUNCTIONS. IN FISCAL YEAR 2001, OTHER ALSO INCLUDES SPECIAL CHARGES AND PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES.

(b) DURING 2001, THE COMPANY COMPLETED A REORGANIZATION OF ITS GLOBAL SALES ACTIVITIES, WHICH RESULTED IN CHANGES TO ITS INTERNAL MANAGEMENT AND FINANCIAL REPORTING STRUCTURE. DUE TO THIS RESTRUCTURING, INFORMATION RELATING TO 2001 TOTAL ASSETS HAS NOT BEEN COMPILED AS IT IS IMPRACTICABLE TO DO SO.

We do not generally manage our business or allocate resources based on the measure of segment operating profit or loss because these measures are not indicative of the operating results of the products sold by these segments. Rather, we utilize the segment results to measure performance against targets for each segment's controllable activities. Additionally, we review global and product line sales information to assess performance of the business.

The following discussion of the changes in our net sales is provided by class of similar products, which is the primary focus of our sales activities. That analysis sufficiently describes the changes in our sales results for our two reportable segments.

NET SALES
Net sales by geographic markets were as follows (in thousands):

                                                 2003                2002                2001
==============================================================================================
United States                              $1,129,055          $1,042,766           $ 880,086
International
  Europe                                      465,369             347,936             294,852
  Japan                                       207,431              95,813              83,361
  Other                                       130,659             103,414              89,057
----------------------------------------------------------------------------------------------
                                              803,459             547,163             467,270
----------------------------------------------------------------------------------------------
                                           $1,932,514          $1,589,929          $1,347,356
----------------------------------------------------------------------------------------------

Foreign currency translation relating to our international operations can have a significant impact on our operating results from year to year. Foreign currency translation had a favorable impact on 2003 net sales as compared with 2002 by approximately $71 million due primarily to the strengthening of the

Euro against the U.S. dollar. Foreign currency translation had a net favorable impact on 2002 net sales as compared with 2001 by approximately $9 million due primarily to the strengthening of the Euro against the U.S. dollar, offset in part by the weakening of the Brazilian Real against the U.S. dollar. These amounts are not indicative of the net earnings impact of foreign currency translation for 2003 and 2002 due to partially offsetting unfavorable foreign currency translation impacts on cost of sales and operating expenses.

Net sales by class of similar products were as follows (in thousands):

                                                                            2003                2002               2001
========================================================================================================================
CARDIAC RHYTHM MANAGEMENT
    Pacemaker systems                                                  $ 826,121           $ 751,575          $ 689,223
    ICD systems                                                          414,255             303,218            200,511
    Electrophysiology catheters                                          124,836              92,696             76,234
------------------------------------------------------------------------------------------------------------------------
                                                                       1,365,212           1,147,489            965,968
CARDIAC SURGERY
    Heart valves                                                         250,840             232,986            240,829
    Other cardiac surgery products                                        20,093              17,971              7,216
------------------------------------------------------------------------------------------------------------------------
                                                                         270,933             250,957            248,045
CARDIOLOGY AND VASCULAR ACCESS
    Vascular closure devices                                             218,215             156,474            101,591
    Other cardiology and vascular access products                         78,154              35,009             31,752
------------------------------------------------------------------------------------------------------------------------
                                                                         296,369             191,483            133,343

------------------------------------------------------------------------------------------------------------------------
                                                                      $1,932,514          $1,589,929         $1,347,356
========================================================================================================================

2003 NET SALES COMPARED TO 2002
In cardiac rhythm management, net sales of pacemaker systems increased 9.9% in 2003 due to an increase in pacemaker unit sales of approximately 5% from 2002, approximately $33 million of favorable impact from foreign currency translation and $29 million of favorable impact from the Getz acquisitions. Pacemaker net sales in 2003 benefited from the worldwide launches of our Identity(R) ADx, Integrity(R) ADx and Verity(TM) ADx pacemaker product families. These increases were offset in part by average selling price declines of approximately 3%. Net sales of ICD systems increased 36.6% in 2003 due to growth in ICD unit sales of approximately 39%, offset in part by average selling price declines of approximately 6%. ICD net sales in 2003 benefited from the worldwide launch in mid-2003 of our Epic(TM)+ DR ICD containing AF Suppression(TM) technology. Net sales of ICD systems in 2003 also included approximately $12 million of favorable impact from foreign currency translation. Electrophysiology catheter net sales increased 34.7% in 2003 due primarily to a 9% increase in unit sales, $18 million of favorable impact from the Getz acquisitions and approximately $4 million of favorable impact from foreign currency translation.

In cardiac surgery, heart valve net sales increased 7.7% in 2003 due primarily to approximately $12 million of favorable impact from foreign currency translation and $10 million of favorable impact from the Getz acquisitions. These increases were partially offset by a global average selling price decline of approximately 4% due to a larger portion of our sales mix coming from lower-priced international markets. Net sales of other cardiac surgery products increased 11.8% in 2003 due primarily to $13 million of favorable impact from the Getz acquisitions, offset in part by a 60% decrease in aortic connector unit sales.

In cardiology and vascular access, net sales of vascular closure devices increased 39.5% in 2003 due to an increase of 37% in Angio-Seal(TM) unit sales and approximately $8 million of favorable impact from foreign currency translation. These increases were partially offset by a global average selling price decline of approximately 3% due to a larger portion of our sales mix coming from lower-priced international markets. Net sales in 2003 benefited from the global launch of our fifth-generation Angio-Seal(TM) vascular closure product, the STS Plus, in the third quarter. Net sales of other cardiology and vascular access products increased 123.2% in 2003 due primarily to $36 million of sales of non-St. Jude Medical manufactured products distributed in Japan by Getz, a 19% increase in unit sales and approximately $2 million of favorable impact from foreign currency translation.

2002 NET SALES COMPARED TO 2001
In cardiac rhythm management, net sales of pacemaker systems increased 9.0% in 2002 due primarily to an increase in unit sales of 9%, attributable to the ongoing success of our Identity(R) family of pacemakers and other devices that incorporate BEAT-BY-BEAT AutoCapture(TM) and AF Suppression(TM) technology. Foreign currency translation had a favorable impact on 2002 net sales of pacemakers of approximately $3.5 million. Net sales of ICD systems increased 51.2% in 2002 due primarily to increased ICD unit sales of 48% and approximately $2 million of favorable impact from foreign currency translation. Our ICD net sales benefited from the ongoing success of the Atlas(R) ICD, the new Epic(TM) ICD that was launched worldwide in the fourth quarter of 2002 and the Riata(R) family of ICD leads. EP catheter net sales increased 21.6% in 2002 due primarily to increased unit sales.

In cardiac surgery, heart valve net sales decreased 3.3% in 2002 due primarily to an ongoing clinical preference shift from mechanical valves to tissue valves in the U.S. market, where we hold significant mechanical valve market share and a smaller share of the tissue valve market. Heart valve net sales were favorably impacted in 2002 by approximately $1.5 million due to foreign currency translation. Net sales of other cardiac surgery products increased 149% in 2002 due primarily to an increase in aortic connector sales as a result of the ongoing rollout of this product in the U.S. market.

In cardiology and vascular access, net sales of vascular sealing devices increased 54.0% in 2002 due primarily to increased Angio-Seal(TM) unit sales of approximately 50%. Net sales in 2002 benefited from the worldwide launch in early 2002 of our newest vascular closure device platform, the Angio-Seal(TM) STS. Net sales of other cardiology and vascular access products increased 10.3% in 2002 due primarily to an increase in unit sales.

GROSS PROFIT
Gross profits were as follows (in thousands):

                                             2003                2002              2001
----------------------------------------------------------------------------------------
Gross profit                           $1,329,423          $1,083,983          $888,197
Percentage of net sales                     68.8%               68.2%             65.9%
----------------------------------------------------------------------------------------

Our 2003 gross profit percentage increased 0.6 percentage points over 2002 despite a 1.6 percentage point reduction as a result of our Getz Japan acquisition. The increase in our gross profit percentage during 2003 is primarily a result of reduced material costs and increased labor efficiencies due to continued improvements in our CRM manufacturing processes, and to lower overhead costs per unit as a result of higher CRM production volumes. In addition, our ongoing cost management efforts helped to improve our gross profit percentage.

On April 1, 2003, we valued the Getz Japan-owned inventory of pacemaker systems and heart valves at fair value in accordance with acquisition accounting rules. This fair value was established as the price at which we had sold the inventory to Getz. As these inventory items were sold subsequent to April 1, 2003, our gross profit percentage was reduced since the gross profit recognized by Getz Japan was less than our historical gross profit related to the sale of these items to Getz Japan as our distributor. Once the original Getz Japan-owned inventory is sold, our gross profit percentage will improve. In 2004, we anticipate that our gross profit percentage will increase to a range of 70.5% to 71.5% due primarily to completing the sale of the remaining original Getz-owned inventory and to additional anticipated cost savings in our CRM operations.

Our 2002 gross profit percentage increased 2.3 percentage points over 2001 due primarily to the $21.7 million of inventory write-downs and equipment write-offs in 2001 which did not recur in 2002 (see further details under SPECIAL CHARGES). The remaining 0.7 percentage point improvement in gross profit percentage is due primarily to reduced material costs and increased labor efficiencies as a result of improvements in our CRM manufacturing processes, lower overhead costs per unit as a result of higher CRM production volumes and to ongoing cost management efforts.

OPERATING EXPENSES
Certain operating expenses were as follows (in thousands):

                                                       2003            2002             2001
=============================================================================================
Selling, general and administrative                $632,395        $513,691         $467,113
Percentage of net sales                               32.7%           32.3%            34.7%

Research and development                           $241,083        $200,337         $164,101
Percentage of net sales                               12.5%           12.6%            12.2%
=============================================================================================

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSE: SG&A expense as a percentage of net sales increased 0.4 percentage points in 2003. This increase is due primarily to the addition of the Getz direct sales organization beginning April 1, 2003, which included approximately 400 sales, sales support and marketing personnel. In addition, we incurred increased selling and marketing expenses in 2003 in anticipation of our entry into the CRT segments of the U.S. pacemaker and ICD markets in 2004. These headcount increases in our worldwide selling organizations were offset, in part, by the effects of spreading certain relatively fixed elements of our selling and administrative costs over a revenue base that grew 22% in 2003. We anticipate that SG&A expense as a percentage of net sales will increase to a range of 33.5% to 34.0% in 2004 as a result of increased spending in our sales and marketing areas in support of our anticipated 2004 launch of our CRT products in the United States and the Getz results in our income statement for the full year in 2004 versus nine months in 2003.

SG&A expense as a percentage of net sales decreased by 2.4 percentage points in 2002. Approximately $28 million, or 1.8 percentage points of the decrease in SG&A expense as a percentage of net sales, resulted from the elimination of goodwill amortization expense in 2002 as a result of our adoption of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," effective January 1, 2002. The remaining SG&A improvement as a percentage of net sales represented the effects of spreading certain relatively fixed elements of our selling and administrative costs over a revenue base that grew 18% in 2002. During the second quarter of 2002, we received a cash payment of $18.5 million relating to the settlement of certain patent litigation, which was recorded as a reduction of SG&A expense. Also during the second quarter of 2002, we recorded in SG&A an $11 million charge to increase the reserve for expenses related to the Silzone(R) recall (see SPECIAL CHARGES) and a $7.5 million discretionary contribution to our charitable foundation, the St. Jude Medical Foundation.

During the fourth quarter of 2001, we reversed through SG&A expense a $15 million accrued liability relating to royalties on a license agreement with Guidant that we believed we had acquired as part of our purchase of assets of the Telectronics cardiac stimulation device business. This accrual reversal was necessary as a result of various legal conclusions in the Guidant litigation, including the judge's rulings in February 2002 (see Note 5 to our Consolidated Financial Statements), when it was determined that we would never have to pay any royalties under the license. In addition, during this same quarter we expensed approximately $15 million of legal fees incurred in relation to the Guidant litigation that were subject to recoverability under an indemnification agreement between us and the seller of the Telectronics cardiac stimulation device business. This write-off occurred as a result of the same legal conclusions referred to above, when it was determined that our realization of the indemnity receivable was impaired.

RESEARCH AND DEVELOPMENT (R&D) EXPENSE: R&D expense increased in 2003 and 2002 due primarily to our increased spending on the development of new products and related clinical trials, including our CRT devices and other products to treat emerging indications including atrial fibrillation.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES: In September 1999, we recorded purchased in-process research and development charges of $67.5 million in connection with our acquisition of Vascular Science, Inc. (VSI). The purchased in-process research and development charges were computed by an independent third-party appraisal company and were expensed at the close of the acquisition, except as noted below, since technological feasibility had not been established and since there were no alternative future uses for the technology. To date, we have capitalized $.6 million of intangible assets related to the VSI acquisition.

The total appraised value of the VSI purchased in-process research and development was $95.5 million, of which $67.5 million was recorded at the close of the acquisition. We paid additional contingent consideration of $10 million in 2001 and $5 million in 2000 as certain regulatory approvals for the proximal and distal connector technologies were obtained. These additional payments were also expensed as purchased in-process research and development at the time of payment. The remaining balance of the purchased in-process research and development valuation ($13 million) will be recorded in our financial statements as purchased in-process research and development expense when payment of the contingent consideration is assured beyond a reasonable doubt. Contingent consideration payments in excess of the $13 million will be capitalized as goodwill.

Since 1999, we have continued to develop certain of the in-process technologies acquired in the VSI acquisition. Development of the proximal connector was completed and regulatory approvals and E.U. and U.S. market releases occurred in 2000 and 2001. A second VSI in-process technology, the distal connector, received E.U. regulatory approval in 2001; however, we decided to not release the product to the market until we were able to make additional enhancements. The other in-process technologies acquired in the VSI acquisition continue to be reviewed for ultimate viability in the developing coronary artery bypass graft anastomoses market.

At the date of the VSI acquisition, the total estimated costs necessary to complete the proximal and distal connector technologies into commercially viable products and to make certain subsequent product enhancements were approximately $1 million, all of which were scheduled to be incurred in 1999 and 2000. Through December 2003, we have incurred approximately $10 million to complete the proximal connector and the distal connector. The original estimated costs to complete the other in-process technologies into commercially viable products were approximately $6 million, of which only an immaterial amount has been incurred to date.

During 2003, our proximal and distal connector products did not continue to develop as they did during 2001 and 2002 nor as we had originally anticipated in September 1999. Product sales declined 54% to $8.2 million during 2003 after increasing 149% to $18.0 million in 2002. We believe that additional investments in research and development and clinical studies to support these products will be required. There can be no assurance that the VSI technologies will achieve the technological or commercial success which we originally anticipated in September 1999.

The VSI purchase agreement requires us to make additional payments to the former VSI shareholders upon the achievement of certain regulatory milestones and minimum sales levels. To date, we have paid $15 million related to the achievement of three regulatory milestones. Achievement of the final regulatory milestone, U.S. regulatory approval of the distal connector, requires an additional $5 million payment. This contractual commitment continues indefinitely.

The contingent consideration tied to sales requires us to make additional payments totaling 5% of sales once cumulative sales exceed $50 million for the proximal and distal connectors collectively. There is no maximum amount of contingent consideration that could be paid related to sales. This contractual commitment ceases in 2009 if the minimum sales threshold is not attained prior to such date. If the minimum sales threshold is met prior to 2009, the commitment will extend for 10 years from the date the minimum sales threshold is met. Cumulative proximal and distal connector sales totaled $33 million through December 31, 2003.

There can be no assurance that we will be able to complete the development of these technologies into commercially viable products. Additionally, we are not able to reasonably predict the level of proximal or distal connector sales over a period of time which could extend beyond the next 10 years. As a result of these factors, we are not able to predict the amount of additional contingent consideration, if any, that may become due. However, we believe that any amounts which may ultimately become due in the next 5 years will not be material to our results of operations, financial position or liquidity.

SPECIAL CHARGES: During the first half of 2001, we undertook a review of the organizational structure of our sales operations and our heart valve operations. At that time, the structure our sales organization included four separate sales groups. Additionally, the cardiac surgery markets were experiencing a shift in clinical preference away from mechanical heart valves in favor of tissue heart valves and repair product for certain patients. These changes had the potential to impact the future performance of our heart valve operations. As a result of these reviews, in July 2001 we approved two restructuring plans. The first plan included a restructuring of our sales organizations into two geographically oriented groups (one group focused on the United States and one group focused on locations outside the United States) and changes within each of these new organizations to harmonize their operations within each of their geographies.

The second plan included the elimination of excess capacity in our heart valve operations workforce, facilities and equipment and the discontinuance of certain heart valve product lines.

As a result of these restructuring plans, we recorded pre-tax charges totaling $20.7 million in the third quarter of 2001 consisting of inventory write-downs ($9.5 million), capital equipment write-offs ($3.4 million), employee termination costs ($5.3 million) and lease termination and other exit costs ($2.5 million).

Inventory write-downs represented the estimated net carrying value of various inventory items that would be scrapped in connection with the decision to terminate two heart valve product lines. Capital equipment write-offs were a result of the elimination of certain excess capacity in our heart valve operations. Employee termination costs related to the severance costs for approximately 90 individuals whose positions were eliminated. Lease termination and other exit costs included office closings for international locations, contractual obligations under certain programs that were cancelled and lease termination costs.

A summary of the employee termination costs and lease termination and other exit costs activity is as follows (in thousands):

                                                                                    LEASE
                                                           EMPLOYEE           TERMINATION
                                                        TERMINATION             AND OTHER
                                                              COSTS            EXIT COSTS            TOTAL
===========================================================================================================
Initial expense and accrual in 2001                         $ 5,293               $ 2,495          $ 7,788
Cash payments                                                (2,468)                 (352)          (2,820)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                                  2,825                 2,143            4,968

Cash payments                                                (1,676)               (1,970)          (3,646)
Changes in estimates                                           (639)                  (53)            (692)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                    510                   120              630

Cash payments                                                  (510)                 (120)            (630)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                                $     -               $     -          $     -
===========================================================================================================

In addition to the above restructuring activities, we identified a trend early in the third quarter of 2001 related to the usage of certain diagnostic equipment, also referred to as programmers. We noted that customer acceptance of our new programmer, which received FDA regulatory approval in late December 2000 and was subsequently launched during the first and second quarters of 2001, significantly exceeded our expectations, necessitating a special analysis of the recoverability of the older programmers that were not yet fully depreciated. After a review of the situation, we approved a plan to abandon certain older programmer models during the third quarter of 2001. As a result of this plan, we wrote off the remaining net book value of the abandoned programmers ($12.2 million) to cost of sales.

The charges relating to employee termination costs, capital equipment write-offs and other costs ($11.2 million) were recorded in operating expenses as special charges. The inventory and diagnostic equipment write-offs ($21.7 million) were included in cost of sales as special charges.

On January 21, 2000, we initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating Silzone(R) coating on the sewing cuff fabric. We concluded that we would no longer utilize Silzone(R) coating. As a result of the voluntary recall and product discontinuance, we recorded a special charge totaling $26.1 million during the first quarter of 2000. The $26.1 million special charge consisted of asset write-downs ($9.5 million), legal and patient monitoring costs ($14.4 million) and customer returns and related costs ($2.2 million).

The $9.5 million of asset write-downs related to inventory write-offs associated with the physical scrapping of inventory with Silzone(R) coating ($8.6 million), and to the write-off of a prepaid license asset and related costs associated with the Silzone(R) coating technology ($0.9 million). The $14.4 million of legal and patient monitoring costs related to our product liability insurance deductible ($3.5 million) and patient monitoring costs ($10.9 million) related to contractual and future monitoring activities directly related to the product recall and discontinuance. The $2.2 million of customer returns and related costs represented costs associated with the return of customer-owned Silzone(R) inventory.

In the second quarter of 2002, we determined that the Silzone(R) reserves should be increased by $11 million as a result of difficulties in obtaining certain reimbursements from our insurance carriers under our product liability insurance policies ($4.6 million), an increase in our estimate of the costs associated with future patient monitoring costs as a result of extending the time period in which we planned to perform patient monitoring activities ($5.8 million) and an increase in other related costs ($0.6 million). This additional accrual was included in selling, general and administrative expense during the second quarter ended June 30, 2002.

Our product liability insurance coverage for Silzone(R) claims consists of a number of policies with different carriers. During 2002, we observed a trend where various insurance companies were not reimbursing us or outside legal counsel for a variety of costs incurred, which we believed should be paid under the product liability insurance policies. These insurance companies were either refusing to pay the claims or had delayed providing an explanation for non-payment for an extended period of time. Although we believe we have legal recourse from these insurance carriers for the costs they are refusing to pay, the additional costs we would need to incur to resolve these disputes may exceed the amount we would recover. As a result of these developments, we increased the Silzone(R) reserves by $4.6 million in the second quarter of 2002, which represents the existing disputed costs already incurred at that time plus the anticipated future costs where we expect similar resistance from the insurance companies on reimbursement.

During the fourth quarter of 2003, we reclassified $15.7 million of existing accruals to the Silzone(R) special charge accrual from other current assets. This amount related to probable future legal costs associated with the Silzone(R) litigation. Previously, these accruals were offset against a receivable from our insurance carriers.

A summary of the legal and monitoring costs and customer returns and related costs activity is as follows (in thousands):

                                                 LEGAL AND                   CUSTOMER
                                                MONITORING                RETURNS AND
                                                     COSTS              RELATED COSTS                TOTAL
===========================================================================================================
Initial expense and accrual in 2000               $ 14,397                    $ 2,239             $ 16,636
Cash payments                                       (5,955)                    (2,239)              (8,194)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                         8,442                          -                8,442

Cash payments                                       (3,042)                         -               (3,042)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                         5,400                          -                5,400

Additional expense                                  10,433                        567               11,000
Cash payments                                       (2,442)                       (59)              (2,501)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                        13,391                        508               13,899

Cash payments                                       (1,206)                       (22)              (1,228)
Reclassification of legal accruals                  15,721                          -               15,721
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                      $ 27,906                      $ 486             $ 28,392
-----------------------------------------------------------------------------------------------------------

In addition to the amounts available under the above Silzone(R) reserves, we have approximately $170 million remaining in product liability insurance currently available for the Silzone(R)-related matters. See discussion of Kemper under CRITICAL ACCOUNTING POLICIES AND ESTIMATES - SILZONE(R) SPECIAL CHARGE ACCRUALS.

OTHER INCOME (EXPENSE)

Other income (expense) consists of the following (in thousands):

                                             2003                2002                2001
==========================================================================================
Interest income                           $ 7,031             $ 5,481             $ 3,261
Interest expense                           (3,746)             (1,754)            (12,567)
Other                                        (593)               (324)              1,468
------------------------------------------------------------------------------------------
Other income (expense)                    $ 2,692             $ 3,403            $ (7,838)
------------------------------------------------------------------------------------------

The decrease in other income (expense) during 2003 as compared with 2002 was due primarily to higher levels of interest expense as a result of borrowings for our Getz Japan acquisition in 2003 and our August 2003 share repurchase, offset in part by higher levels of interest income as a result of higher average invested cash balances.

The change in other income (expense) during 2002 as compared with 2001 was due primarily to reduced interest expense as a result of lower debt levels, lower interest rates on our borrowings in 2002 and higher levels of interest income as a result of the increase in cash and equivalents in 2002.

INCOME TAXES
Our reported effective income tax rates were 26.0% in 2003 and 2002, and 24.3% in 2001. Excluding the purchased in-process research and development and special charges in 2001, our effective income tax rate was 25.0%. The purchased in-process research and development charges were not deductible for income tax purposes, and the special charges were recorded in taxing jurisdictions where income tax rates varied from our blended 25.0% effective tax rate. Our higher effective income tax rate in 2003 and 2002 as compared to 2001 was due to a larger percentage of our taxable income being generated in higher tax rate jurisdictions.

NET EARNINGS
Net earnings were $339.4 million in 2003, a 22.8% increase over 2002, and diluted net earnings per share was $1.83 in 2003, a 21.2% increase over 2002. Net earnings were $276.3 million in 2002, a 36.0% increase over 2001, and diluted net earnings per share was $1.51 in 2002, a 32.5% increase over 2001. The 2001 net earnings included $42.8 million of pre-tax special charges and purchased in-process research and development charges, or $0.17 per diluted share.

In August 2003, we repurchased 9.25 million shares, which we funded through existing cash balances and borrowings under a short-term credit facility and commercial paper program. Our share repurchase decreased our weighted average shares outstanding during 2003 by 3.6 million shares. This impact, offset by the foregone interest income and additional interest expense we incurred, resulted in an immaterial increase to our net earnings per share for 2003.

STOCK SPLIT
On May 16, 2002, our Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend to shareholders of record on June 10, 2002. Net earnings per share, shares outstanding and weighted average shares outstanding have been restated to reflect this stock split.

GOVERNMENT REGULATION, COMPETITION AND OTHER CONSIDERATIONS
We expect that market demand, government regulation and reimbursement policies, and societal pressures will continue to change the worldwide healthcare industry resulting in further business consolidations and alliances. We participate with industry groups to promote the use of advanced medical device technology in a cost-conscious environment.

The global medical technology industry is highly competitive and is characterized by rapid product development and technological change. Our products must continually improve technologically and provide improved clinical outcomes due to the competitive nature of the industry. In addition, competitors have historically employed litigation to gain a competitive advantage.

The pacemaker and ICD markets are highly competitive. There are currently three principal suppliers to these markets, including us, and our two principal competitors each have substantially more assets and sales than us. Rapid technological change in these markets is expected to continue, requiring us to invest heavily in R&D and to effectively market our products. Two trends began to emerge in these markets during 2002. The first involved a shift of some traditional pacemaker patients to ICD devices in the United States, and the second involved the increasing use of resynchronization devices in both the U.S. ICD and pacemaker markets. Our competitors in CRM have U.S. regulatory approval to market ICD and pacemaker devices with resynchronization features. We currently have both a cardiac resynchronization ICD and pacemaker product in U.S. clinical studies. We currently anticipate U.S. approval of these products during the second quarter of 2004. If the approvals of these products are delayed or not received, our pacemaker and ICD sales could be adversely affected if the markets continue to shift towards products with cardiac resynchronization capabilities. We have experienced a modest decline in average selling prices for ICDs in the U.S. market during 2003, which will likely continue until we obtain U.S. approval of our cardiac resynchronization ICD.

The cardiac surgery markets, which include mechanical heart valves, tissue heart valves and valve repair products, are also highly competitive. Since 1999, cardiac surgery therapies have shifted to tissue valves and repair products from mechanical heart valves, resulting in an overall market share loss for us. Competition is anticipated to continue to place pressure on pricing and terms, including a trend toward vendor-owned (consignment) inventory at the hospitals. Also, healthcare reform is expected to result in further hospital consolidations over time with related pressure on pricing and terms.

The cardiology and vascular access therapy area is also growing and has numerous competitors. Over 70% of our sales in this area are comprised of vascular closure devices. The market for vascular closure devices is highly competitive, and there are several companies, in addition to St. Jude Medical, that manufacture and market these products worldwide. Additionally, we anticipate other large companies will enter this market in the coming years, which will likely increase competition.

     Group purchasing organizations (GPOs) and independent delivery networks
(IDNs) in the United States continue to consolidate purchasing decisions for some of our hospital customers. We have contracts in place with many of these organizations. In some circumstances, our inability to obtain a contract with a GPO or IDN could adversely affect our efforts to sell our products to that organization's hospitals.

MARKET RISK
We are exposed to foreign currency exchange rate fluctuations due to transactions denominated primarily in Euros, Japanese Yen, Canadian Dollars, Brazilian Reals, British Pounds, and Swedish Kronor. Although we elected not to enter into any hedging contracts during 2003, 2002 or 2001, historically we have, from time to time, hedged a portion of our foreign currency exchange rate risk through the use of forward exchange or option contracts. The gains or losses on these contracts are intended to offset changes in the fair value of the anticipated foreign currency transactions. We do not enter into contracts for trading or speculative purposes. We continue to evaluate our foreign currency exchange rate risk and the different mechanisms for use in managing such risk. We had no forward exchange or option contracts outstanding at December 31, 2003 or 2002. A hypothetical 10% change in the value of the U.S. dollar in relation to our most significant foreign currency exposures would have had an impact of approximately $55 million on our 2003 net sales. This amount is not indicative of the hypothetical net earnings impact due to partially offsetting impacts on cost of sales and operating expenses.

With our acquisition of Getz Japan during 2003, we significantly increased our exposure to foreign currency exchange rate fluctuations due to transactions denominated in Japanese Yen. We elected to naturally hedge a portion of our Yen-based net asset exposure by issuing 1.02%Yen-based 7-year notes, the proceeds of which were used to repay the short-term bank debt that we used to fund a portion of the Getz Japan purchase price. Excess cash flows from our Getz Japan operations will be used to fund principal and interest payments on the Yen-based borrowings. We have not entered into any Yen-based hedging contracts to mitigate any remaining foreign currency exchange rate risk.

We are exposed to interest rate risk on our short-term, Yen-based bank credit agreement which has a variable interest rate tied to the floating Yen London InterBank Offered Rate (LIBOR). In the United States, we issue short-term, unsecured commercial paper that bears interest at varying market rates. We also have two committed credit facilities that have variable interest rates tied to the LIBOR. Our variable interest rate borrowings had a notional value of $169.5 million at December 31, 2003. A hypothetical 10% change in interest rates assuming the current level of borrowings would have had an impact of approximately $0.2 million on our 2003 interest expense, which is not material to our consolidated results of operations.

We are exposed to fair value risk on our 1.02% Yen-based fixed-rate notes. A hypothetical 10% change in interest rates would have an impact of approximately $1.3 million on the fair value of these notes, which is not material to our financial position or consolidated results of operations.

We are also exposed to equity market risk on our marketable equity security investments. We periodically invest in marketable equity securities of emerging technology companies. Our investments in these companies had a fair value of $23.7 million and $13.7 million at December 31, 2003 and 2002, which are subject to the underlying price risk of the public equity markets.

NEW ACCOUNTING PRONOUNCEMENTS
In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" (FIN 46). FIN 46 requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. FIN 46 is effective for the first quarter of 2004. We do not expect our adoption of FIN 46 to have an impact on our consolidated results of operations, financial position or cash flows.

In May 2003, the FASB issued SFAS No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY" (Statement
150). Statement 150 establishes standards for issuer classification and measurement of certain financial instruments with characteristics of both liabilities and equity. In accordance with this standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Our adoption of Statement 150 did not have an impact on our consolidated results of operations, financial position or cash flows.

Emerging Issues Task Force (EITF) Issue No. 00-21, "ACCOUNTING FOR REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES," addresses certain aspects of the accounting by a vendor for arrangements under which multiple revenue-generating activities are performed. EITF Issue No. 00-21 establishes three principles: revenue arrangements with multiple deliverables should be divided into separate units of accounting; arrangement consideration should be allocated among the separate units of accounting based on their relative fair values; and revenue recognition criteria should be considered separately for separate units of accounting. EITF Issue No. 00-21 was effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Our adoption of EITF Issue No. 00-21 did not have an impact on our consolidated results of operations, financial position or cash flows.

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, "REVENUE RECOGNITION" (SAB 104). SAB 104 clarifies existing guidance regarding revenue recognition. Our adoption of SAB 104 did not have a material impact on our consolidated results of operation, financial position or cash flows.


FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
Our liquidity and cash flows remained strong during 2003. Cash provided by operating activities was $474.3 million for 2003, up $57.1 million from 2002 due primarily to increased earnings and an increase in the tax benefit realized from the exercise of employee stock options. Offsetting these improvements was an increase in our finished goods inventory levels as a result of fourth quarter 2003 new product launches. Cash provided by operating activities was $417.2 million in 2002, up $107.1 million from 2001 due primarily to increased earnings and to a reduction of our inventory levels during 2002. Our inventory, expressed as the number of days of cost of sales on hand (DIOH), declined from

199 days at the end of 2001 to 160 days at the end of 2002 due mostly to more focused inventory management across our business.

At December 31, 2003, substantially all of our cash and equivalents were held by our non-U.S. subsidiaries. These funds are available for use by our U.S. operations; however, assuming we accomplished a repatriation under current law by paying a dividend, the amount paid would be subject to additional U.S. taxes upon repatriation which could total as much as 33% of the amount repatriated.

On April 1, 2003, we borrowed 24.6 billion Japanese Yen, or approximately $208 million, under a short-term, unsecured bank credit agreement to partially finance the Getz Japan acquisition. These borrowings bore interest at an average rate of 0.58% per annum and were repaid in May 2003. In May 2003, we issued 7-year, 1.02% unsecured notes totaling 20.9 billion Yen, or $194.4 million at December 31, 2003. We also obtained a short-term, unsecured bank credit agreement which provides for borrowings of up to 3.8 billion Yen. Proceeds from the issuance of the 7-year notes and from borrowings under the short-term, bank credit agreement were used to repay the 24.6 billion Yen of short-term bank borrowings. Outstanding borrowings under our short-term bank credit agreement were approximately 1.3 billion Yen, or $12.1 million, at December 31, 2003. Borrowings under the short-term, bank credit agreement bear interest at the floating Yen LIBOR plus 0.50% per annum (effective rate of 0.54% at December 31, 2003) and are due in May 2004.

On July 22, 2003, the Board of Directors authorized a share repurchase program of up to $500 million of our outstanding common stock and the establishment of a $500 million credit facility. The share repurchases could be made at the direction of management through transactions in the open market and/or privately negotiated transactions, including the use of options, futures, swaps and accelerated share repurchase contracts.

On August 7, 2003, we repurchased approximately 9.25 million shares, or about five percent of our outstanding common stock, for $500 million under a privately-negotiated transaction with an investment bank. The investment bank borrowed the 9.25 million shares to complete the transaction and purchased replacement shares in the open market over a three month period which ended November 7, 2003. We entered into a related accelerated stock buyback contract with the same investment bank which, in return for a separate payment to the investment bank, included a price-protection feature. The price-protection feature provided that if the investment bank's per share purchase price of the replacement shares was lower than the initial share purchase price for the 9.25 million shares ($54.06), then the investment bank would, at our election, make a payment or deliver additional shares to us in the amount of the difference between the initial share purchase price and their replacement price, subject to a maximum amount. In addition, the price-protection feature provided that if the investment bank's replacement price was greater than the initial share purchase price, we would not be required to make any further payments. On November 7, 2003, the investment bank completed its purchase of replacement shares. The market price of our shares during this replacement period exceeded the initial purchase price, resulting in no additional exchange of consideration.

In July 2003, we obtained a $400 million short-term revolving credit facility to partially fund our $500 million share repurchase in August 2003. Borrowings under this facility bore interest at an average rate of 1.73% per annum and were repaid in September 2003. In September 2003, we obtained a $150 million unsecured, revolving credit facility that expires in September 2004 and a $350 million unsecured, revolving credit facility that expires in September 2008. These credit facilities bear interest at the LIBOR plus 0.625% and 0.60% per annum, respectively, subject to adjustment in the event of a change in our debt ratings. There were no outstanding borrowings under these credit facilities at December 31, 2003.

During September 2003, we began issuing short-term, unsecured commercial paper with maturities up to 270 days. Outstanding commercial paper borrowings totaled $157.4 million at December 31, 2003. These commercial paper borrowings bear interest at varying market rates (effective rate of 1.2% at December 31, 2003).

The debt that we incurred to partially fund our $500 million share repurchase reflected our decision to increase the debt component of our current capitalization. Our decision was influenced by a number of factors, including the relatively low interest rates on our borrowings, the relatively low interest rates that we were earning on our excess cash investments, the outlook for our cash flows from operations for the next 1 to 2 years and the adequacy of those cash flows to repay the debt and continue to fund our operations and investments in growth opportunities while maintaining our investment grade status with the debt rating agencies.

We classify all of our commercial paper borrowings as long-term on the balance sheet as we have the ability to repay any short-term maturity with available cash from our existing long-term, committed credit facility. We continually review our cash flow projections and may from time to time repay a portion of the borrowings.

In May 2003, we made a $15 million minority investment in Epicor, a development stage company focused on developing products which use high intensity focused ultrasound (HIFU) to ablate cardiac tissue. This investment is accounted for under the cost method and is included in other long-term assets on the balance sheet. In conjunction with this investment, we also agreed to acquire the remaining ownership of Epicor in 2004 for an additional $185 million in cash if Epicor receives approval from the FDA by June 30, 2004 to begin marketing its device for general cardiac tissue ablation and if Epicor achieves certain success criteria, as defined in the purchase agreement, in connection with its European clinical study. In addition, we have an option to purchase the remaining ownership of Epicor for $185 million even if FDA approval is not received and the success criteria are not achieved. This option to purchase Epicor expires on June 30, 2004.

Our 7-year notes, short-term bank credit agreement and revolving credit facilities contain various operating and financial covenants (see Note 4 to our Consolidated Financial Statements). We were in compliance with all of our debt covenants at December 31, 2003. We believe that these covenants will not have a material impact on our ability to borrow in the future.

We believe that our existing cash balances, borrowings under our committed credit facilities and future cash generated from operations will be sufficient to meet our working capital and capital investment needs over the next twelve months and in the foreseeable future thereafter. Should suitable investment opportunities arise, we believe that our earnings, cash flows and balance sheet position will permit us to obtain additional debt financing or equity capital, if necessary.

OFF-BALANCE SHEET ARRANGEMENTS
We have no off-balance sheet financing arrangements other than operating leases for various facilities and equipment as noted below in the table of contractual obligations and other commitments.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

Presented below is a summary of our contractual obligations and other commitments as of December 31, 2003 (in thousands). See Note 4 to our Consolidated Financial Statements for additional information regarding short-term and long-term debt, and Note 5 for additional information regarding operating leases and contingent acquisitions.

                                                                      PAYMENTS DUE BY PERIOD
                                           --------------------------------------------------------------------------
                                                               Less than           1-3            4-5        After 5
                                                    Total         1 Year         Years          Years          Years
=====================================================================================================================
Short-term bank credit agreement                 $ 12,115      $  12,115       $     -      $       -       $      -
Long-term debt (1)                                351,813              -             -        157,400        194,413
Operating leases (2)                              108,040         16,349        29,732         24,950         37,009
Purchase commitments (2)(3)                       209,583        132,064        40,919         36,600              -
Contingent acquisitions (2)(4)                    255,230        209,589        26,851         16,090          2,700
---------------------------------------------------------------------------------------------------------------------
     Total                                       $936,781      $ 370,117       $97,502      $ 235,040       $234,122
=====================================================================================================================

(1) LONG-TERM DEBT INCLUDES $194.4 MILLION OF LONG-TERM NOTES DUE IN MAY 2010 AND $157.4 MILLION OF COMMERCIAL PAPER BORROWINGS THAT ARE BACKED BY OUR COMMITTED CREDIT FACILITY THAT EXPIRES IN SEPTEMBER 2008. WE MAY REPAY THE COMMERICAL PAPER BORROWINGS PRIOR TO THE EXPIRATION OF OUR LONG-TERM COMMITTED CREDIT FACILITY.

(2) IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES, THESE OBLIGATIONS ARE NOT RECORDED IN THE CONSOLIDATED BALANCE SHEET.

(3) THESE AMOUNTS INCLUDE COMMITMENTS FOR INVENTORY PURCHASES AND CAPITAL EXPENDITURES THAT DO NOT EXCEED OUR PROJECTED REQUIREMENTS OVER THE RELATED TERMS AND ARE IN THE NORMAL COURSE OF BUSINESS.

(4) THESE AMOUNTS INCLUDE A $185 MILLION COMMITMENT TO ACQUIRE THE REMAINING OWNERSHIP OF EPICOR IN 2004 PROVIDED THAT SPECIFIC CLINICAL AND REGULATORY MILESTONES ARE ACHIEVED, AND CONTINGENT COMMITMENTS TO ACQUIRE VARIOUS BUSINESSES INVOLVED IN THE DISTRIBUTION OF OUR PRODUCTS. WHILE IT IS NOT CERTAIN IF AND/OR WHEN THESE PAYMENTS WILL BE MADE, WE HAVE INCLUDED THE PAYMENTS IN THE TABLE BASED ON OUR ESTIMATE OF THE EARLIEST DATE WHEN THE MILESTONES OR CONTINGENCIES MAY BE MET.

DIVIDENDS
We did not declare or pay any cash dividends during 2003, 2002 or 2001. We currently intend to utilize our earnings for operating and investment purposes.

CAUTIONARY STATEMENTS
In this discussion and in other written or oral statements made from time to time, we have included and may include statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent our belief regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. These statements relate to our future plans and objectives, among other things. By identifying these statements for you in this manner, we are alerting you to the possibility that its actual results may differ, possibly materially, from the results indicated by these forward-looking statements. We undertake no obligation to update any forward-looking statements.

Various factors contained in the previous discussion and those described below may affect our operations and results. We believe the most significant factors that could affect our future operations and results are set forth in the list below. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties.

 1. Legislative or administrative reforms to the U.S. Medicare and Medicaid systems or similar reforms of international reimbursement systems in a manner that significantly reduces reimbursement for procedures using our medical devices or denies coverage for such procedures. Adverse decisions relating to our products by administrators of such systems in coverage or reimbursement issues.
 2. Acquisition of key patents by others that have the effect of excluding us from market segments or require us to pay royalties.
 3. Economic factors, including inflation, changes in interest rates and changes in foreign currency exchange rates.
 4. Product introductions by competitors which have advanced technology, better features or lower pricing.
 5. Price increases by suppliers of key components, some of which are sole-sourced.
 6. A reduction in the number of procedures using our devices caused by cost-containment pressures or preferences for alternate therapies.
 7. Safety, performance or efficacy concerns about our marketed products, many of which are expected to be implanted for many years, leading to recalls and/or advisories with the attendant expenses and declining sales.
 8. Changes in laws, regulations or administrative practices affecting government regulation of our products, such as FDA laws and regulations, that increase pre-approval testing requirements for products or impose additional burdens on the manufacture and sale of medical devices.
 9. Regulatory actions arising from the concern over Bovine Spongiform Encephalopathy (BSE), sometimes referred to as "mad cow disease", that have the effect of limiting the Company's ability to market products using collagen, such as Angio-SealTM, or that impose added costs on the procurement of collagen.
10. Difficulties obtaining, or the inability to obtain, appropriate levels of product liability insurance.
11. The ability of our Silzone(R) product liability insurers, especially Kemper, to meet their obligations to us.
12. A serious earthquake affecting our facilities in Sunnyvale or Sylmar, California, or a hurricane affecting our operations in Puerto Rico.
13. Healthcare industry consolidation leading to demands for price concessions or the exclusion of some suppliers from significant market segments.
14. Adverse developments in litigation including product liability litigation and patent litigation or other intellectual property litigation including that arising from the Telectronics and Ventritex acquisitions.
15. Enactment of a U.S. law repealing the tax benefit of the extraterritorial income exclusion.

REPORT OF MANAGEMENT

We are responsible for the preparation, integrity and objectivity of the accompanying financial statements. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and include amounts which reflect management's best estimates based on its informed judgment and consideration given to materiality. We are also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.

In our opinion, our accounting systems and procedures, and related internal controls, provide reasonable assurance that transactions are executed in accordance with management's intention and authorization, that financial statements are prepared in accordance with accounting principles generally accepted in the United States and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control and that the cost of such systems should not exceed the benefits to be derived therefrom. We review and modify the system of internal controls to improve its effectiveness. The effectiveness of the controls system is supported by the selection, retention and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility and a strong budgeting system of control.

We also recognize our responsibility for fostering a strong ethical climate so that our affairs are conducted according to the highest standards of personal and business conduct. This responsibility is reflected in our Code of Business Conduct.

The adequacy of our internal accounting controls, the accounting principles employed in our financial reporting and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of outside directors. The independent auditors meet with, and have confidential access to, the Audit Committee to discuss the results of their audit work.

/s/ TERRY L. SHEPHERD

Terry L. Shepherd
Chairman and Chief Executive Officer

/s/ JOHN C. HEINMILLER

John C. Heinmiller
Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
January 26, 2004

CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


FISCAL YEAR ENDED DECEMBER 31,                                              2003                    2002                  2001
===============================================================================================================================
Net sales                                                            $ 1,932,514             $ 1,589,929           $ 1,347,356
Cost of sales:
   Cost of sales before special charges                                  603,091                 505,946               437,492
   Special charges                                                             -                       -                21,667
-------------------------------------------------------------------------------------------------------------------------------
Total cost of sales                                                      603,091                 505,946               459,159
-------------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                        1,329,423               1,083,983               888,197
Selling, general and administrative expense                              632,395                 513,691               467,113
Research and development expense                                         241,083                 200,337               164,101
Purchased in-process research and development charges                          -                       -                10,000
Special charges                                                                -                       -                11,167
-------------------------------------------------------------------------------------------------------------------------------
    Operating profit                                                     455,945                 369,955               235,816
Other income (expense)                                                     2,692                   3,403                (7,838)
-------------------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes                                         458,637                 373,358               227,978
Income tax expense                                                       119,246                  97,073                55,386
-------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                           $ 339,391               $ 276,285             $ 172,592
===============================================================================================================================

===============================================================================================================================
NET EARNINGS PER SHARE:
      Basic                                                            $    1.92               $    1.56             $    1.00
      Diluted                                                          $    1.83               $    1.51             $    0.97
WEIGHTED AVERAGE SHARES OUTSTANDING:
      Basic                                                              176,956                 176,570               172,428
      Diluted                                                            185,377                 183,002               178,767
===============================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)


DECEMBER 31,                                                                            2003               2002
================================================================================================================
ASSETS
Current Assets
Cash and equivalents                                                               $ 461,253          $ 401,860
Accounts receivable, less allowances for doubtful accounts                           501,759            381,246
Inventories                                                                          311,761            227,024
Deferred income taxes                                                                112,376             56,857
Other                                                                                105,188             47,330
----------------------------------------------------------------------------------------------------------------
    Total current assets                                                           1,492,337          1,114,317
PROPERTY, PLANT AND EQUIPMENT
Land, buildings and improvements                                                     145,405            126,471
Machinery and equipment                                                              431,839            393,726
Diagnostic equipment                                                                 173,851            181,117
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment at cost                                                751,095            701,314
Less accumulated depreciation                                                       (449,442)          (400,833)
----------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                                301,653            300,481
OTHER ASSETS
Goodwill                                                                             407,013            325,575
Other intangible assets, net                                                         154,404             89,491
Deferred income taxes                                                                      -             12,269
Other                                                                                200,687            109,246
----------------------------------------------------------------------------------------------------------------
    Total other assets                                                               762,104            536,581
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $ 2,556,094        $ 1,951,379
================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt                                                                  $    12,115        $        -
Accounts payable                                                                     128,206            108,931
Income taxes payable                                                                  72,376             51,380
Accrued expenses
    Employee compensation and related benefits                                       190,152            135,705
    Other                                                                            107,466             78,636
----------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                        510,315            374,652
LONG-TERM DEBT                                                                       351,813                  -
DEFERRED INCOME TAXES                                                                 89,719                  -
COMMITMENTS AND CONTINGENCIES                                                              -                  -
SHAREHOLDERS' EQUITY
Preferred stock                                                                            -                  -
Common stock (173,014,167 and 178,028,129 shares issued and
    outstanding at December 31, 2003 and 2002, respectively)                          17,301             17,803
Additional paid-in capital                                                            35,627            216,878
Retained earnings                                                                  1,544,499          1,411,194
Accumulated other comprehensive income (loss):
    Cumulative translation adjustment                                                 (4,246)           (73,388)
    Unrealized gain on available-for-sale securities                                  11,066              4,240
----------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                     1,604,247          1,576,727
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $ 2,556,094        $ 1,951,379
================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                               COMMON STOCK                                         ACCUMULATED
                                       ------------------------    ADDITIONAL                             OTHER              TOTAL
                                         NUMBER OF                    PAID-IN          RETAINED   COMPREHENSIVE       SHAREHOLDERS'
                                            SHARES       AMOUNT       CAPITAL          EARNINGS    INCOME (LOSS)            EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001             170,672,572     $ 17,067      $ 47,190         $ 962,317       $ (85,725)         $ 940,849
Comprehensive income:
   Net earnings                                                                         172,592                            172,592
   Other comprehensive income (loss):
     Unrealized gain on investments,
       net of taxes of $928                                                                               1,515              1,515
     Foreign currency translation
       adjustment, net of taxes
       of $(19,393)                                                                                     (10,401)           (10,401)
                                                                                                                  -----------------
     Other comprehensive loss                                                                                               (8,886)
                                                                                                                  -----------------
Comprehensive income                                                                                                       163,706
                                                                                                                  =================
Common stock issued under stock
    plans and other, net                 3,746,140          375        57,566                                               57,941
Tax benefit from stock plans                                           21,249                                               21,249
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001           174,418,712       17,442       126,005         1,134,909         (94,611)         1,183,745
Comprehensive income:
   Net earnings                                                                         276,285                            276,285
   Other comprehensive income (loss):
     Unrealized loss on investments,
       net of taxes of $(3,021)                                                                          (4,930)            (4,930)
     Foreign currency translation
       adjustment, net of taxes
       of $4,291                                                                                         30,393             30,393
                                                                                                                  -----------------
     Other comprehensive income                                                                                             25,463
                                                                                                                  -----------------
Comprehensive income                                                                                                       301,748
                                                                                                                  =================
Common stock issued under stock
    plans and other, net                 3,609,417          361        65,644                                               66,005
Tax benefit from stock plans                                           25,229                                               25,229
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002           178,028,129       17,803       216,878         1,411,194         (69,148)         1,576,727
Comprehensive income:
   Net earnings                                                                         339,391                            339,391
   Other comprehensive income (loss):
     Unrealized gain on investments,
       net of taxes of $4,183
       and reclassification
       adjustment (see below)                                                                             6,826              6,826
     Foreign currency translation
       adjustment, net of taxes
       of $16,719                                                                                        69,142             69,142
                                                                                                                  -----------------
     Other comprehensive income                                                                                             75,968
                                                                                                                  -----------------
Comprehensive income                                                                                                       415,359
                                                                                                                  =================
Common stock issued under stock
    plans and other, net                 4,234,583          423        89,279                                               89,702
Tax benefit from stock plans                                           42,484                                               42,484
Common stock repurchased,
  including related costs               (9,248,545)        (925)     (313,014)         (206,086)                          (520,025)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003           173,014,167     $ 17,301      $ 35,627       $ 1,544,499         $ 6,820        $ 1,604,247
===================================================================================================================================

Other comprehensive income reclassification adjustments for realized losses on the write-down of marketable securities, net of income taxes, were $620 in 2003.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)


FISCAL YEAR ENDED DECEMBER 31                                                       2003             2002             2001
==============================================================================================================================
OPERATING ACTIVITIES
Net earnings                                                                    $339,391         $276,285        $ 172,592
Adjustments to reconcile net earnings to net
  cash from operating activities:
      Depreciation                                                                64,695           67,224           58,404
      Amortization                                                                11,988            7,696           31,895
      Purchased in-process research and development charges                            -                -           10,000
      Special charges                                                                  -                -           32,834
      Deferred income taxes                                                       33,146           37,695          (11,681)
      Changes in operating assets and liabilities, net of
        business acquisitions:
         Accounts receivable                                                     (31,315)         (39,146)         (23,941)
         Inventories                                                             (17,388)          15,784          (32,373)
         Other current assets                                                    (40,273)          (8,719)          13,605
         Accounts payable and accrued expenses                                    52,714           48,376           12,907
         Income taxes payable                                                     61,327           12,005           45,893
------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                        474,285          417,200          310,135

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                        (49,565)         (62,176)         (63,129)
Proceeds from sale or maturity of marketable securities                                -            7,000           15,000
Business acquisition payments, net of cash acquired                             (230,839)         (29,500)         (20,444)
Minority investment in Epicor Medical, Inc.                                      (15,505)               -                -
Other                                                                            (50,691)         (31,088)         (26,220)
------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                           (346,600)        (115,764)         (94,793)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued                          89,702           66,005           57,941
Common stock repurchased, including related costs                               (520,025)               -                -
Net borrowings under short-term debt facilities                                    9,454                -                -
Issuance of long-term notes                                                      173,350                -                -
Borrowings under debt facilities                                               1,111,450          352,000        2,115,028
Payments under debt facilities                                                  (954,050)        (475,128)      (2,286,400)
==============================================================================================================================
NET CASH USED IN FINANCING ACTIVITIES                                            (90,119)         (57,123)        (113,431)

Effect of currency exchange rate changes on cash and equivalents                  21,827            9,212           (4,015)
------------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND EQUIVALENTS                                              59,393          253,525           97,896
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                        401,860          148,335           50,439
------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                             $461,253         $401,860        $ 148,335
==============================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
==============================================================================================================================
Cash paid during the year for:
   Interest                                                                      $ 3,557          $ 1,473         $ 10,663
   Income taxes                                                                   57,217           51,243           21,424
------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OVERVIEW: St. Jude Medical, Inc. (St. Jude Medical or the Company) develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management (CRM), cardiac surgery (CS) and cardiology and vascular access (C/VA) therapy areas. The Company's principal products in each of these therapy areas are as follows:

CRM
      o   bradycardia pacemaker systems (pacemakers),
      o   tachycardia implantable cardioverter defibrillator systems (ICDs), and
      o   electrophysiology (EP) catheters

CS
      o   mechanical and tissue heart valves, and
      o   valve repair products

C/VA
      o   vascular closure devices,
      o   angiography catheters,
      o   guidewires, and
      o   hemostasis introducers

The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company's products are the United States, Europe and Japan.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

FISCAL YEAR: The Company utilizes a 52/53-week fiscal year ending on the Saturday nearest December 31. For simplicity of presentation, the Company describes all periods as if the year end is December 31. Fiscal year 2003 consisted of 53 weeks and fiscal years 2002 and 2001 consisted of 52 weeks.

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

MARKETABLE SECURITIES: Marketable securities consist of publicly-traded equity securities. Marketable securities are classified as available-for-sale, recorded at fair market value based upon quoted market prices and are classified with other current assets on the balance sheet. The following table summarizes the Company's available-for-sale marketable securities as of December 31 (in thousands):

                                                    2003                  2002
===============================================================================
Adjusted cost                                    $ 5,826               $ 6,826
Gross unrealized gains                            18,461                 8,639
Gross unrealized losses                             (613)               (1,800)
-------------------------------------------------------------------------------
Fair value                                      $ 23,674              $ 13,665
===============================================================================

Unrealized gains and losses, net of related incomes taxes, are recorded in other comprehensive income (loss) in shareholders' equity. Realized gains and losses from the sale of marketable securities are recorded in other income (expense) and are computed using the specific identification method.

The Company's policy for assessing recoverability of its available-for-sale securities is to record a charge against net earnings when the Company determines that a decline in the fair value of a security drops below the cost basis and judges that decline to be other-than-temporary. During 2003, the Company recorded a $1 million write-down on one of its equity securities, which is included in other income (expense).

ACCOUNTS RECEIVABLE: The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. The allowance for doubtful accounts was $31.9 million at December 31, 2003 and $24.1 million at December 31, 2002.

INVENTORIES: Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method.

Inventories consist of the following at December 31 (in thousands):

                                      2003                   2002
==================================================================
Finished goods                   $ 209,236              $ 140,856
Work in process                     32,547                 27,481
Raw materials                       69,978                 58,687
------------------------------------------------------------------
                                 $ 311,761              $ 227,024
==================================================================

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 15 to 39 years for buildings and improvements, three to seven years for machinery and equipment and five to eight years for diagnostic equipment. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from pacemaker and ICD devices. The estimated useful lives of this equipment are based on management's estimates of its usage by the physicians and healthcare professionals, factoring in new technology platforms and rollouts by the Company. To the extent that the Company experiences changes in the usage of this equipment or introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $68.7 million and $81.0 million at December 31, 2003 and 2002. Accelerated depreciation methods are used for income tax purposes.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS" (Statement 142), effective January 1, 2002. Under Statement 142, goodwill is no longer amortized, but is subject to annual impairment tests. See Note 3 for pro forma 2001 net earnings and net earnings per share exclusive of goodwill amortization.

Other intangible assets consist of purchased technology and patents, distribution agreements, customer relationships, trademarks and licenses and are amortized on a straight-line basis using lives ranging from 10 to 20 years.

Statement 142 requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has three reporting units at December 31, 2003, consisting of its three operating segments (see Note 11). The Company tests goodwill for impairment using the two-step process prescribed in Statement
142. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete step 2 in order to measure the impairment loss. In step 2, the Company would calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step
1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference.

Management also reviews other intangible assets for impairment at least annually to determine if any adverse conditions exist that would indicate impairment. If the carrying value of other intangible assets exceeds the undiscounted cash flows, the carrying value is written down to fair value in the period identified. Indefinite-lived intangible assets are reviewed at least annually for impairment by calculating the fair value of the assets and comparing with their carrying value. In assessing fair value, management generally utilizes present value cash flow calculations using an appropriate risk-adjusted discount rate.

During the fourth quarters of 2003 and 2002, management completed its annual goodwill and other intangible asset impairment reviews with no impairments to the carrying values identified.

TECHNOLOGY LICENSE AGREEMENT: The Company has a technology license agreement that provides access to a significant number of patents covering a broad range of technology used in the Company's pacemaker and ICD systems. The agreement provides for payments through September 2004 at which time the Company will have a fully paid-up license, granting access to the underlying patents which expire at various dates through the year 2014. The Company recognizes the total estimated costs under this license agreement as an expense over the term of the underlying patents' lives. The costs deferred under this license are recorded on the balance sheet in other long-term assets.

PRODUCT WARRANTIES: The Company offers a warranty on various products, the most significant of which relate to pacemaker and ICD systems. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Changes in the Company's product warranty liability during 2003 and 2002 were as follows (in thousands):

                                               2003                      2002
==============================================================================
Balance at beginning of year               $ 14,755                  $ 11,369
Warranty expense recognized                   3,035                     5,174
Warranty credits issued                      (2,569)                   (1,788)
------------------------------------------------------------------------------
Balance at end of year                     $ 15,221                  $ 14,755
==============================================================================

REVENUE RECOGNITION: The Company sells its products to hospitals primarily through a direct sales force. In certain international markets, the Company sells its products through independent distributors. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. In most markets where the Company has a direct sales force, the Company consigns inventory to hospitals. For consigned products, revenue is recognized at the time the product is used by a physician at the hospital. For products that are not consigned, revenue recognition occurs upon shipment to the hospital or, in the case of distributors, when title transfers under the contract. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

RESEARCH AND DEVELOPMENT: Research and development costs are charged to expense as incurred. Purchased in-process research and development charges are recognized in business acquisitions for the portion of the purchase price allocated to the appraised value of in-process technologies. The portion assigned to in-process research and development technologies excludes the value of core and developed technologies, which are recognized as intangible assets.

STOCK-BASED COMPENSATION: The Company accounts for its stock-based employee compensation plans (see Note 6) under the recognition and measurement principles of APB Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO Employees," and related Interpretations. The following table illustrates the effect on net earnings and net earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," to its stock-based employee compensation (in thousands, except per share amounts):

                                                            2003            2002             2001
==================================================================================================
Net earnings, as reported                              $ 339,391       $ 276,285        $ 172,592

Less:  Total stock-based employee compensation
  expense determined under fair value based method
  for all awards, net of related tax effects             (38,030)        (33,194)         (26,619)
--------------------------------------------------------------------------------------------------

Pro forma net earnings                                 $ 301,361       $ 243,091        $ 145,973
==================================================================================================

==================================================================================================
Net earnings per share:
  Basic-as reported                                       $ 1.92          $ 1.56           $ 1.00
  Basic-pro forma                                           1.70            1.38             0.85

  Diluted-as reported                                     $ 1.83          $ 1.51           $ 0.97
  Diluted-pro forma                                         1.63            1.33             0.82
==================================================================================================

The weighted-average fair value of options granted and the assumptions used in the Black-Scholes option-pricing model are as follows:

                                         2003             2002             2001
================================================================================
Fair value of options granted         $ 21.75          $ 12.95          $ 12.84
Assumptions used:
  Expected life (years)                     5                5                5
  Risk-free rate of return               3.2%             3.3%             4.4%
  Volatility                            35.0%            35.0%            30.9%
  Dividend yield                           0%               0%               0%
================================================================================

NET EARNINGS PER SHARE: Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares during the period, exclusive of restricted shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive securities.

The table below sets forth the computation of basic and diluted net earnings per share (in thousands, except per share amounts).

                                                         2003          2002         2001
=========================================================================================
Numerator:
  Net earnings                                      $ 339,391     $ 276,285    $ 172,592

Denominator:
  Basic-weighted average shares outstanding           176,956       176,570      172,428
  Effect of dilutive securities:
    Employee stock options                              8,410         6,410        6,269
    Restricted shares                                      11            22           70
-----------------------------------------------------------------------------------------
  Diluted-weighted average shares outstanding         185,377       183,002      178,767
=========================================================================================
Basic net earnings per share                           $ 1.92        $ 1.56       $ 1.00
=========================================================================================
Diluted net earnings per share                         $ 1.83        $ 1.51       $ 0.97
-----------------------------------------------------------------------------------------

Diluted-weighted average shares outstanding have not been adjusted for certain employee stock options and awards where the effect of those securities would have been anti-dilutive.

FOREIGN CURRENCY TRANSLATION: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect throughout the year. Assets and liabilities of foreign operations are translated at period-end exchange rates. Gains and losses from translation of net assets of foreign operations, net of related income taxes, are recorded in other comprehensive income (loss). Foreign currency transaction gains and losses are included in other income (expense).

NEW ACCOUNTING PRONOUNCEMENTS: In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" (FIN 46). FIN 46 requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. FIN 46 is effective for the first quarter of 2004. The Company does not expect its adoption of FIN 46 to have an impact on its consolidated results of operations, financial position or cash flows.

In May 2003, the FASB issued SFAS No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY" (Statement
150). Statement 150 establishes standards for issuer classification and measurement of certain financial instruments with characteristics of both liabilities and equity. In accordance with this standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company's adoption of Statement 150 did not have an impact on its consolidated results of operations, financial position or cash flows.

Emerging Issues Task Force (EITF) Issue No. 00-21, "ACCOUNTING FOR REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES," addresses certain aspects of the accounting by a vendor for arrangements under which multiple revenue-generating activities are performed. EITF Issue No. 00-21 establishes three principles: revenue arrangements with multiple deliverables should be divided into separate units of accounting; arrangement consideration should be allocated among the separate units of accounting based on their relative fair values; and revenue recognition criteria should be considered separately for separate units of accounting. EITF Issue No. 00-21 was effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company's adoption of EITF Issue No. 00-21 did not have an impact on its consolidated results of operations, financial position or cash flows.

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, "REVENUE RECOGNITION" (SAB 104). SAB 104 clarifies existing guidance regarding revenue recognition. The Company's adoption of SAB 104 did not have a material impact on its consolidated results of operation, financial position or cash flows.


NOTE 2--ACQUISITIONS & MINORITY INVESTMENT

ACQUISITIONS: On April 1, 2003, the Company completed its acquisition of Getz Bros. Co., Ltd. (Getz Japan), a distributor of medical technology products in Japan and the Company's largest volume distributor in Japan. The Company paid
26.9 billion Japanese Yen in cash to acquire 100% of the outstanding common stock of Getz Japan. Net consideration paid was $219.2 million, which includes closing costs less $12.0 million of cash acquired.

On April 1, 2003, the Company also acquired the net assets of Getz Bros. & Co. (Aust.) Pty. Limited and Medtel Pty. Limited (collectively referred to as Getz Australia) related to the distribution of the Company's products in Australia for $6.2 million in cash, including closing costs.

The Company acquired Getz Japan and Getz Australia (collectively referred to as
Getz) in order to further strengthen its presence in the Japanese and Australian medical technology markets. The purchase price for Getz was based on the future cash flows of the businesses. In addition, Getz Japan had equity securities which traded on a Japanese stock exchange. The goodwill recognized as part of the Getz acquisitions relates primarily to the operating efficiencies that these businesses were able to achieve and the increased levels of efficiencies anticipated in the future as the Company expands its presence in the Japanese and Australian medical technology markets. The goodwill recorded in connection with the Getz acquisitions has been allocated entirely to the Company's Cardiac Rhythm Management/Cardiac Surgery (CRM/CS) reportable segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of these acquisitions (in thousands):

=========================================================
Current assets                                 $ 124,961
  Goodwill                                        67,465
  Intangible assets                               64,106
  Other long-term assets                          33,945
---------------------------------------------------------
   Total assets acquired                       $ 290,477

Current liabilities                             $ 27,724
  Deferred income taxes                           25,390
---------------------------------------------------------
   Total liabilities assumed                    $ 53,114
---------------------------------------------------------
Net assets acquired                            $ 237,363
=========================================================

The goodwill recorded as a result of these acquisitions is not deductible for income tax purposes.

In connection with the acquisitions of Getz, the Company recorded intangible assets valued at $64.1 million that each have a weighted average useful life of 10 years. Total intangible assets subject to amortization include distribution agreements of $44.9 million, customer lists and relationships of $9.5 million, and licenses and other of $5.6 million. Intangible assets not subject to amortization include trademarks of $4.1 million.

The Getz acquisitions did not provide for the payment of any contingent consideration. The third party appraisal used by the Company for purposes of the purchase price allocation did not include any in-process research and development. There are no material unresolved items relating to the purchase price allocation.

During 2003, 2002 and 2001, the Company also acquired various businesses involved in the distribution of the Company's products. Aggregate consideration paid in cash during 2003, 2002 and 2001 was $5.4 million, $24.5 million and $10.4 million, respectively.

In December 2002, the Company acquired the assets of a catheter business for $5 million in cash. Substantially all of the purchase price was allocated to technology and patents with estimated useful lives of 15 years.

The results of operations of the above-mentioned business acquisitions have been included in the Company's consolidated results of operations since the date of acquisition. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in aggregate.

During 2001, the Company paid $10 million relating to the September 1999 acquisition of Vascular Science, Inc. (VSI - see Note 7).

MINORITY INVESTMENT: In May 2003, the Company made a $15 million minority investment in Epicor Medical, Inc. (Epicor), a development stage company focused on developing products which use high intensity focused ultrasound (HIFU) to ablate cardiac tissue. This investment is accounted for under the cost method and is included in other long-term assets on the balance sheet. In conjunction with this investment, the Company also agreed to acquire the remaining ownership of Epicor in 2004 for an additional $185 million in cash if Epicor receives approval from the U.S. Food and Drug Administration (FDA) by June 30, 2004 to begin marketing its device to ablate cardiac tissue and if Epicor achieves certain success criteria, as defined in the purchase agreement, in connection with its European clinical study. In addition, the Company has an option to purchase the remaining ownership of Epicor for $185 million even if FDA approval is not received and the success criteria are not achieved. This option to purchase Epicor expires on June 30, 2004.


NOTE 3-- GOODWILL AND OTHER INTANGIBLE ASSETS

The Company ceased amortizing goodwill effective January 1, 2002 as discussed in
Note 1 - GOODWILL AND OTHER INTANGIBLE ASSETS. The following table provides pro forma fiscal year 2001 net earnings and net earnings per share had Statement 142 been effective January 1, 2001 (in thousands, except per share amounts):

                                                                          2001
===============================================================================

NET EARNINGS:
As reported                                                          $ 172,592
Goodwill amortization, net of taxes                                     21,323
-------------------------------------------------------------------------------
Pro forma net earnings                                               $ 193,915
===============================================================================

BASIC NET EARNINGS PER SHARE:
As reported                                                             $ 1.00
Goodwill amortization, net of taxes                                       0.12
-------------------------------------------------------------------------------
Pro forma basic net earnings per share                                  $ 1.12
===============================================================================

DILUTED NET EARNINGS PER SHARE:
As reported                                                             $ 0.97
Goodwill amortization, net of taxes                                       0.12
-------------------------------------------------------------------------------
Pro forma diluted net earnings per share                                $ 1.08
===============================================================================

The changes in the carrying amount of goodwill for each of the Company's reportable segments for the fiscal year ended December 31, 2003 are as follows (in thousands):

                                                       CRM/CS                  DAIG                TOTAL
=========================================================================================================
Balance at December 31, 2002                        $ 270,829              $ 54,746            $ 325,575
Goodwill recorded from the Getz acquisitions           67,465                     -               67,465
Foreign currency translation                           13,372                   123               13,495
Other                                                     478                     -                  478
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                        $ 352,144              $ 54,869            $ 407,013
=========================================================================================================

The following table provides the gross carrying amount of other intangible assets and related accumulated amortization at December 31 (in thousands):

                                                     2003                                2002
==========================================================================================================
                                               GROSS                               GROSS
                                            CARRYING       ACCUMULATED          CARRYING      ACCUMULATED
                                              AMOUNT      AMORTIZATION            AMOUNT     AMORTIZATION
----------------------------------------------------------------------------------------------------------
Amortized intangible assets:
  Purchased technology and patents           $76,189          $ 21,253           $75,749         $ 17,075
  Distribution agreements                     49,348             3,701                 -                -
  Customer lists and relationships            50,511             7,278            33,306            2,822
  Licenses and other                           6,679               610               435              102
----------------------------------------------------------------------------------------------------------
                                           $ 182,727          $ 32,842         $ 109,490         $ 19,999
==========================================================================================================

Unamortized intangible assets:
  Trademarks                                 $ 4,519
----------------------------------------------------------------------------------------------------------

Amortization expense of other intangible assets was $12.0 million, $7.7 million and $3.8 million for the fiscal years ended December 31, 2003, 2002 and 2001, respectively. Estimated amortization expense for fiscal years 2004 through 2008 based on the current carrying value of other intangible assets is approximately $14 million per year.


NOTE 4-- DEBT

On April 1, 2003, the Company borrowed 24.6 billion Japanese Yen, or approximately $208 million, under a short-term, unsecured bank credit agreement to partially finance the Getz Japan acquisition. Borrowings under this agreement bore interest at an average rate of 0.58% per annum and were repaid in May 2003. In May 2003, the Company issued 7-year, 1.02% unsecured notes totaling 20.9 billion Yen. The Company also obtained a short-term, unsecured bank credit agreement that provides for borrowings of up to 3.8 billion Yen. Proceeds from the issuance of the 7-year notes and from borrowings under the short-term, bank credit agreement were used to repay the 24.6 billion Yen of short-term bank borrowings. Outstanding borrowings under the Company's short-term bank credit agreement were approximately 1.3 billion Yen, or $12.1 million, at December 31, 2003. Borrowings under the short-term, bank credit agreement bear interest at the floating Yen London InterBank Offered Rate (LIBOR) plus 0.50% per annum (effective rate of 0.54% at December 31, 2003) and are due in May 2004.

In July 2003, the Company obtained a $400 million short-term revolving credit facility to partially fund its $500 million share repurchase in August 2003. Borrowings under this facility bore interest at an average rate of 1.73% per annum and were repaid in September 2003. In September 2003, the Company obtained a $150 million unsecured, revolving credit facility that expires in September 2004 and a $350 million unsecured, revolving credit facility that expires in September 2008. These credit facilities bear interest at the LIBOR plus 0.625% and 0.60% per annum, respectively, subject to adjustment in the event of a change in the Company's debt ratings. There were no outstanding borrowings under these credit facilities at December 31, 2003.

During September 2003, the Company began issuing short-term, unsecured commercial paper with maturities up to 270 days. These commercial paper borrowings bear interest at varying market rates (effective rate of 1.2% at December 31, 2003).

The Company's long-term debt consisted of the following at December 31, 2003 (in thousands):

-------------------------------------------------------------------------------
1.02% Yen-denominated notes, due 2010                                $ 194,413
Commercial paper borrowings                                            157,400
-------------------------------------------------------------------------------
                                                                     $ 351,813
===============================================================================

The Company classifies all of its commercial paper borrowings as long-term on its balance sheet as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed credit facility. Management continually reviews the Company's cash flow projections and may from time to time repay a portion of the Company's borrowings.

The Company's 7-year notes, short-term bank credit agreement and revolving credit facilities contain various operating and financial covenants. Specifically, the Company must have a ratio of total debt to total capitalization not exceeding 55%, have a leverage ratio (defined as the ratio of total debt to EBITDA (net earnings before interest, income taxes, depreciation and amortization) and the ratio of total debt to EBIT (net earnings before interest and income taxes)) not exceeding 3.0 to 1.0, and an interest coverage ratio (defined as the ratio of EBITDA to interest expense and the ratio of EBIT to interest expense) not less than 3.0 to 1.0. The Company also has limitations on additional liens or indebtedness and limitations on certain acquisitions, investments and dispositions of assets. However, these agreements do not include provisions for the termination of the agreements or acceleration of repayment due to changes in the Company's credit ratings. The Company was in compliance with all of its debt covenants at December 31, 2003.


NOTE 5--COMMITMENTS AND CONTINGENCIES

LEASES: The Company leases various facilities and equipment under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $16.3 million in 2004; $15.5 million in 2005; $14.2 million in 2006; $13.3 million in 2007; $11.7 million in 2008; and $37.0 million in years thereafter. Rent expense under all operating leases was $16.5 million, $10.2 million and $8.9 million in 2003, 2002 and 2001.

SILZONE(R) LITIGATION: In July 1997, the Company began marketing mechanical heart valves which incorporated a Silzone(R) coating. The Company later began marketing heart valve repair products incorporating a Silzone(R) coating. The Silzone(R) coating was intended to reduce the risk of endocarditis, a bacterial infection affecting heart tissue, which is associated with replacement heart valves.

In January 2000, the Company voluntarily recalled all field inventories of Silzone(R) devices after receiving information from a clinical study that patients with a Silzone valve had a small, but statistically significant, increased incidence of explant due to paravalvular leak compared to patients in that clinical study with non-Silzone(R) heart valves.

Subsequent to the Company's voluntary recall, the Company has been sued in the United States, Canada, and United Kingdom by some patients who received a Silzone(R) device. Some of these claims allege bodily injuries as a result of an explant or other complications, which they attribute to the Silzone(R) devices. Others, who have not had their device explanted, seek compensation for past and future costs of special monitoring they allege they need over and above the medical monitoring all replacement heart valve patients receive. Some of the lawsuits seeking the cost of monitoring have been initiated by patients who are asymptomatic and who have no apparent clinical injury to date. The Company has vigorously defended against the claims that have been asserted, and expects to continue to do so with respect to any remaining claims.

The Company has settled a number of these Silzone(R)-related cases and others have been dismissed. Cases filed in the United States in federal courts have been consolidated in the federal district court for the district of Minnesota under Judge Tunheim. A number of class action complaints have been consolidated into one case seeking certification of two separate classes. One proposed class in the consolidated complaint seeks injunctive relief in the form of medical monitoring. A second class in the consolidated complaint seeks an unspecified amount of money damages. The Court also certified a class action for patients claiming relief under Minnesota's Consumer Protection Statutes.

On January 5, 2004, the judge ruled on the ability of certain claims to proceed as class actions. The judge declined to grant class action status to personal injury claims; however, he granted class action status for patients from a limited group of states to proceed with medical monitoring claims. Further briefing is pending on exactly which states fall into this category and how a class action proceeding involving such claims would proceed.

In addition, there have been 39 individual Silzone(R) cases filed in federal court where plaintiffs are each requesting damages ranging from an unspecified amount to $120.5 million. These cases are proceeding in accordance with the orders issued by Judge Tunheim. There have also been 25 individual state court suits filed involving 42 patients. The complaints in these cases each request damages ranging from an unspecified amount to $70,000. These state court cases are proceeding in accordance with the orders issued by the judges in those matters.

Four class action cases have been filed against the Company in Canada. In one such case in Ontario, the court certified that a class action may proceed involving Silzone(R) patients. The most recent certification decision was issued on January 16, 2004. In the United Kingdom, one case involving one plaintiff has been filed. The complaint in this case requests damages of an unspecified amount. This matter is in its very early stages.

The Company is not aware of any unasserted claims related to Silzone(R) devices.

Company management believes that the final resolution of the Silzone(R) cases will take several years. At this time, management cannot reasonably estimate the time frame in which any potential settlements or judgments would be paid out. The Company accrues for contingent losses when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has recorded an accrual for probable legal costs that it will incur to defend the various cases involving Silzone(R) devices, and the Company has recorded a receivable from its product liability insurance carriers for amounts expected to be recovered (see Note 7). The Company has not accrued for any amounts associated with probable settlements or judgments because management cannot reasonably estimate such amounts. However, management believes that no significant claims will ultimately be allowed to proceed as class actions in the United States and, therefore, that all settlements and judgments will be covered under the Company's remaining product liability insurance coverage (approximately $170 million at December 31, 2003), subject to the insurance companies' performance under the policies (see Note 7 for further discussion on the Company's insurance carriers). As such, management believes that any costs (the material components of which are settlements, judgments and legal fees) not covered by its product liability insurance policies or existing reserves will not have a material adverse effect on the Company's statement of financial position or liquidity, although such costs may be material to the Company's consolidated results of operations of a future period.

GUIDANT 1996 PATENT LITIGATION: In November 1996, Guidant Corporation (Guidant) sued St. Jude Medical alleging that the Company did not have a license to certain patents controlled by Guidant covering ICD products and alleging that the Company was infringing those patents. St. Jude Medical's contention was that it had obtained a license from Guidant to the patents in issue when it acquired certain assets of Telectronics in November 1996. In July 2000, an arbitrator rejected St. Jude Medical's position, and in May 2001, a federal district court judge also ruled that the Guidant patent license with Telectronics had not transferred to St. Jude Medical.

Guidant's suit originally alleged infringement of four patents by St. Jude Medical. Guidant later dismissed its claim on one patent and a court ruled that a second patent was invalid. This determination of invalidity was appealed by Guidant and the Court of Appeals upheld the lower court's invalidity determination. In a jury trial involving the two remaining patents (the `288 and `472 patents), the jury found that these patents were valid and that St. Jude Medical did not infringe the `288 patent. The jury also found that the Company did infringe the `472 patent, though such infringement was not willful. The jury awarded damages of $140 million to Guidant. In post-trial rulings, however, the judge overseeing the jury trial ruled that the `472 patent was invalid and also was not infringed by St. Jude Medical, thereby eliminating the $140 million verdict against the Company. The trial court also made other rulings as part of the post-trial order, including a ruling that the `288 patent was invalid on several grounds.

In August 2002, Guidant commenced an appeal of certain of the trial judge's post-trial decisions pertaining to the `288 patent. Guidant did not appeal the trial court's finding of invalidity and non-infringement of the `472 patent. As part of its appeal, Guidant requested that the monetary damages awarded by the jury pertaining to the `472 patent ($140 million) be transferred to the `288 patent infringement claim. The Company maintains that such a request is not supported by the facts or law. After the briefing for this appeal was completed, oral argument before the Court of Appeals occurred on September 4, 2003. The Company expects that the Appellate Court will issue a decision concerning Guidant's appeal sometime later in 2004. While it is not possible to predict the outcome of the appeal process, the Company believes that the decision of the trial court in its post-trial rulings, which is publicly available, was correct.

The `288 patent expired in December 2003. Accordingly, the final outcome of the appeal process cannot involve an injunction precluding the Company from selling ICD products in the future. Sales of the Company's ICD products which Guidant asserts infringed the `288 patent were approximately 18%, 16% and 13% of the Company's consolidated net sales during the fiscal years ended December 31, 2003, 2002 and 2001, respectively.

The Company has not accrued any amounts for losses related to the Guidant 1996 patent litigation. Although the Company believes that the assertions and claims in these matters are without merit, potential losses arising from this litigation are possible, but not estimable, at this time. The range of such losses could be material to the operations, financial position and liquidity of the Company.

GUIDANT 2004 PATENT LITIGATION: In February 2004, Guidant sued the Company alleging that the Company's Epic(TM) HF ICD, Atlas(R)+ HF ICD and Frontier(TM) device infringe U.S Patent No. RE 38,119E (the `119 patent). Guidant also sued the Company in February 2004 alleging that the Company's QuickSite(TM) 1056K pacing lead infringes U.S. Patent No. 5,755,766 (the `766 patent). Guidant is seeking an injunction against the manufacture and sale of these devices by the Company in the United States and compensation for what it claims are infringing sales of these products up through the effective date of the injunction. Sales of the above St. Jude Medical devices in the United States were not material during fiscal years 2003, 2002 and 2001, although it is anticipated that once the Company receives FDA approval to market these products during 2004, sales of these devices could become material in the future. The Company has not submitted a substantive response to Guidant's claims at this time. Another competitor of the Company, Medtronic, Inc., which has a license to the `119 patent, is contending in a separate lawsuit with Guidant that the `119 patent is invalid.

The Company has not accrued any amounts for losses related to the Guidant 2004 patent litigation. Potential losses arising from this litigation are possible, but not estimable, at this time. The range of such losses could be material to the operations, financial position and liquidity of the Company.

SYMMETRY(TM) LITIGATION: The Company has been sued in six cases in the United States alleging that its Symmetry(TM) Bypass System Aortic Connector (Symmetry(TM) device) caused bodily injury or might cause bodily injury. The firST such suit was filed against the Company on August 5, 2003, and the most recently initiated case was served upon the Company on January 28, 2004. Each of the complaints in these cases request damages ranging from an unspecified amount to $100,000. Three of the six cases are seeking class-action status. One of the cases seeking class-action status has been dismissed but the dismissal is being appealed by the plaintiff. The Company believes that those cases seeking class-action status will request damages for injuries and monitoring costs.

The Company's Symmetry(TM) device was cleared through a 510(K) submission to the FDA, and therefore, is not eligible for the defense under the doctrine of federal preemption that such suits are prohibited. Given the Company's self-insured retention levels under its product liability insurance policies, the Company expects that it will be solely responsible for these lawsuits, including any costs of defense, settlements and judgments. The Company management believes that class action status is not appropriate for the claims asserted based on existing facts and case law. Discovery is in the very early stages in these cases.

The Company has not accrued any amounts for losses related to the Symmetry(TM) litigation. Potential losses arising from this litigation are possible, but not estimable, at this time. The range of such losses could be material to the operations, financial position and liquidity of the Company. At this time, Company management cannot reasonably estimate the time frame in which this litigation will be resolved, including when potential settlements or judgments would be paid out, if any.

OTHER LITIGATION MATTERS: The Company is involved in various other product liability lawsuits, claims and proceedings of a nature considered normal to its business.

OTHER CONTINGENCIES: The Company has agreed to acquire the remaining ownership of Epicor in 2004 for $185 million in cash, provided that specific clinical and regulatory milestones are achieved (see Note 2 for further discussion on Epicor). The Company also has contingent commitments to acquire various businesses involved in the distribution of its products that could total approximately $70 million in aggregate during 2004 to 2010, provided that certain contingencies are satisfied. The purchase prices of the individual businesses range from approximately $0.1 million to $7.0 million. In addition, the Company is required to make additional payments for the acquisition of VSI upon the achievement of certain regulatory milestones and minimum sales levels (see Note 7 for further discussion on these contingent payments).


NOTE 6--SHAREHOLDERS' EQUITY

CAPITAL STOCK: The Company has 250,000,000 authorized shares of $0.10 per share par value common stock. The Company also has 25,000,000 authorized shares of $1.00 par value per share preferred stock. The Company has designated 1,100,000 of the authorized preferred shares as a Series B Junior Preferred Stock for its shareholder rights plan (see SHAREHOLDERS' RIGHTS PLAN below for further discussion). There were no shares of preferred stock issued or outstanding during 2003, 2002 or 2001.

SHARE REPURCHASE: On July 22, 2003, the Company's Board of Directors authorized a share repurchase program of up to $500 million of the Company's outstanding common stock. The share repurchases could be made at the direction of the Company's management through transactions in the open market and/or privately negotiated transactions, including the use of options, futures, swaps and accelerated share repurchase contracts.

On August 7, 2003, the Company repurchased approximately 9.25 million shares, or about five percent of its outstanding common stock, for $500 million under a privately-negotiated transaction with an investment bank. The investment bank borrowed the 9.25 million shares to complete the transaction and purchased replacement shares in the open market over a three month period which ended on November 7, 2003. The Company entered into a related accelerated stock buyback contract with the same investment bank which, in return for a separate payment to the investment bank, included a price-protection feature. The price-protection feature provided that if the investment bank's per share purchase price of the replacement shares was lower than the initial share purchase price for the 9.25 million shares ($54.06), then the investment bank would, at the Company's election, make a payment or deliver additional shares to the Company in the amount of the difference between the initial share purchase price and their replacement price, subject to a maximum amount. In addition, the price-protection feature provided that if the investment bank's replacement price was greater than the initial share purchase price, the Company would not be required to make any further payments.

The Company recorded the cost of the shares repurchased and the payment for the price-protection feature, totaling $520 million, as a reduction of shareholders' equity on the date of share repurchase (August 7, 2003). On November 7, 2003, the investment bank completed its purchase of replacement shares. The market price of the Company's shares during this replacement period exceeded the initial purchase price, resulting in no additional exchange of consideration.

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

EMPLOYEE STOCK PURCHASE SAVINGS PLAN: The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, newly issued shares of the Company's common stock at 85% of the fair market value at specified dates. Employees purchased 0.3 million, 0.2 million and 0.3 million shares in 2003, 2002 and 2001, respectively, under this plan. At December 31, 2003, 1.2 million shares of additional common stock were available for purchase under the plan.

STOCK COMPENSATION PLANS: The Company's stock compensation plans provide for the issuance of stock-based awards, such as restricted stock or stock options, to directors, officers, employees and consultants. Stock option awards under these plans generally have an eight to ten year life, an exercise price equal to the fair market value on the date of grant and a four-year vesting term. Under the Company's current stock plans, a majority of the stock option awards have an eight-year life. At December 31, 2003, the Company had 4.5 million shares of common stock available for grant under these plans.

Stock option transactions under these plans during each of the three years in the period ended December 31, 2003 are as follows:

                                                                  OPTIONS           WEIGHTED AVERAGE
                                                              OUTSTANDING             EXERCISE PRICE
=====================================================================================================
Balance at January 1, 2001                                     26,539,640                    $ 18.24
      Granted                                                   6,373,310                      35.94
      Canceled                                                   (762,734)                     21.08
      Exercised                                                (3,467,214)                     15.27
-----------------------------------------------------------------------------------------------------
Balance at December 31, 2001                                   28,683,002                      22.45
      Granted                                                   5,041,340                      35.60
      Canceled                                                   (716,452)                     26.89
      Exercised                                                (3,312,968)                     16.66
-----------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                   29,694,922                      25.22
      Granted                                                   4,552,336                      60.03
      Canceled                                                   (721,246)                     31.53
      Exercised                                                (3,962,865)                     20.30
-----------------------------------------------------------------------------------------------------
Balance at December 31, 2003                                   29,563,147                    $ 31.09
-----------------------------------------------------------------------------------------------------

Stock options totaling 16.3 million, 15.4 million and 12.6 million were exercisable at December 31, 2003, 2002 and 2001, respectively.

The following tables summarize information concerning currently outstanding and exercisable stock options at December 31, 2003:

                                                                                  OPTIONS OUTSTANDING
======================================================================================================
                                                           WEIGHTED AVERAGE
             RANGES OF                NUMBER             REMAINING CONTRAC-          WEIGHTED AVERAGE
       EXERCISE PRICES            OUSTANDING               TUAL LIFE (YEARS)           EXERCISE PRICE
======================================================================================================
       $ 9.29 - $19.02             8,804,726                            3.7                   $ 14.94
         19.03 - 25.37             1,419,478                            3.0                     20.50
         25.38 - 31.71             5,137,790                            4.9                     26.71
         31.72 - 38.05             9,057,277                            6.3                     35.73
         38.06 - 50.74             1,170,520                            6.7                     44.51
         50.75 - 63.36             3,973,356                            7.9                     61.77
------------------------------------------------------------------------------------------------------
                                  29,563,147                            5.4                   $ 31.09
======================================================================================================


                                                                                  OPTIONS EXERCISABLE
======================================================================================================

             RANGES OF                NUMBER                                         WEIGHTED AVERAGE
       EXERCISE PRICES            OUSTANDING                                           EXERCISE PRICE
======================================================================================================
       $ 9.29 - $19.02             8,614,356                                                  $ 14.95
         19.03 - 25.37               967,278                                                    20.68
         25.38 - 31.71             3,292,158                                                    26.48
         31.72 - 38.05             3,266,046                                                    35.93
         38.06 - 50.74               181,215                                                    40.63
         50.75 - 63.36                28,000                                                    51.70
------------------------------------------------------------------------------------------------------
                                  16,349,053                                                  $ 22.15
======================================================================================================

The Company also granted 18,796 shares of restricted common stock during the three years ended December 31, 2003, under the Company's stock compensation plans. The value of restricted stock awards as of the date of grant is charged to expense over the periods during which the restrictions lapse.


NOTE 7--PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT AND SPECIAL CHARGES

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES: In September 1999, the Company purchased VSI for $75.1 million in cash, net of cash acquired, plus additional contingent consideration related to product development milestones for regulatory approvals and to future sales. The total consideration paid at close was allocated to the fair value of the net assets acquired ($7.6 million) and in-process research and development ($67.5 million). The Company paid additional amounts totaling $10 million in 2001 and $5 million in 2000, which were recorded as purchased in-process research and development expenses, as certain product development milestones were achieved. The remaining balance of the original $95.5 million in-process research and development valuation ($13 million) will be recorded in the Company's consolidated financial statements as purchased in-process research and development expense when payment of the contingent consideration is assured beyond a reasonable doubt. Contingent consideration payments in excess of the $13 million will be capitalized as goodwill.

The VSI purchase agreement requires the Company to make additional payments to the former VSI shareholders upon the achievement of certain regulatory milestones and minimum sales levels. To date, the Company has paid $15 million related to the achievement of three regulatory milestones. Achievement of the final regulatory milestone, U.S. regulatory approval of the distal connector, requires an additional $5 million payment. This contractual commitment continues indefinitely.

The contingent consideration tied to sales requires the Company to make additional payments totaling 5% of sales once cumulative sales exceed $50 million for the proximal and distal connectors collectively. There is no maximum amount of contingent consideration that could be paid related to sales. This contractual commitment ceases in 2009 if the minimum sales threshold is not attained prior to such date. If the minimum sales threshold is met prior to 2009, the commitment will extend for 10 years from the date the minimum sales threshold is met. Cumulative proximal and distal connector sales totaled $33 million through December 31, 2003.

Company management continues to evaluate the additional research and development expenditures necessary to develop the distal and other connector technologies into commercially viable products. There can be no assurance that the Company will be able to complete the development of these technologies into commercially viable products. Additionally, the Company is not able to reasonably predict the level of proximal or distal connector sales over a period of time which could extend beyond the next 10 years. As a result of these factors, the Company is not able to predict the amount of additional contingent consideration, if any, that may become due. However, the Company believes that any amounts which may ultimately become due in the next 5 years will not be material to the Company's results of operations, financial position or liquidity.

2001 SPECIAL CHARGE: During the first half of 2001, Company management undertook a review of the organizational structure of the Company's sales operations and its heart valve operations. At that time, the structure of the Company's sales organization included four separate sales groups. Additionally, the cardiac surgery markets were experiencing a shift in clinical preference away from mechanical heart valves in favor of tissue heart valves and repair products for certain patients. These changes had the potential to impact the future performance of the Company's heart valve operations. As a result of these reviews, in July 2001 Company management approved two restructuring plans. The first plan included a restructuring of the Company's sales organizations into two geographically oriented groups (one group focused on the United States and one group focused on locations outside the United States) and changes within each of these new organizations to harmonize their operations within each of their geographies. The second plan included the elimination of excess capacity in the Company's heart valve operations workforce, facilities and equipment and the discontinuance of certain heart valve product lines. As a result of these restructuring plans, the Company recorded pre-tax charges totaling $20.7 million in the third quarter of 2001 consisting of inventory write-downs ($9.5 million), capital equipment write-offs ($3.4 million), employee termination costs ($5.3 million) and lease termination and other exit costs ($2.5 million).

Inventory write-downs represented the estimated net carrying value of various inventory items that would be scrapped in connection with the decision to terminate two heart valve product lines. Capital equipment write-offs were a result of the elimination of certain excess capacity in the Company's heart valve operations. Employee termination costs related to the severance costs for approximately 90 individuals whose positions were eliminated. Lease termination and other exit costs included office closings for international locations, contractual obligations under certain programs that were cancelled and lease termination costs.

A summary of the employee termination costs and lease termination and other exit costs activity is as follows (in thousands):

                                                                       LEASE
                                              EMPLOYEE           TERMINATION
                                           TERMINATION             AND OTHER
                                                 COSTS            EXIT COSTS            TOTAL
==============================================================================================
Initial expense and accrual in 2001            $ 5,293               $ 2,495          $ 7,788
Cash payments                                   (2,468)                 (352)          (2,820)
----------------------------------------------------------------------------------------------
Balance at December 31, 2001                     2,825                 2,143            4,968

Cash payments                                   (1,676)               (1,970)          (3,646)
Changes in estimates                              (639)                  (53)            (692)
----------------------------------------------------------------------------------------------
Balance at December 31, 2002                       510                   120              630

Cash payments                                     (510)                 (120)            (630)
----------------------------------------------------------------------------------------------
Balance at December 31, 2003                   $     -               $     -          $     -
==============================================================================================

In addition to the above restructuring activities, Company management identified a trend early in the third quarter of 2001 related to the usage of certain diagnostic equipment, also referred to as programmers. Management noted that customer acceptance of its new programmer, which received FDA regulatory approval in late December 2000 and was subsequently launched during the first and second quarters of 2001, significantly exceeded its expectations, necessitating a special analysis of the recoverability of the older programmers that were not yet fully depreciated. After a review of the situation, Company management approved a plan to abandon certain older programmer models during the third quarter of 2001. As a result of this plan, the Company wrote off the remaining net book value of the abandoned programmers ($12.2 million) to cost of sales.

The charges relating to employee termination costs, capital equipment write-offs and other costs ($11.2 million) were recorded in operating expenses as special charges. The inventory and diagnostic equipment write-offs ($21.7 million) were included in cost of sales as special charges.

SILZONE(R) SPECIAL CHARGES: On January 21, 2000, the Company initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating Silzone(R) coating on the sewing cuff fabric. The Company concluded that it would no longer utilize Silzone(R) coating. As a result of the voluntary recall and product discontinuance, the Company recorded a special charge totaling $26.1 million during the first quarter of 2000. The $26.1 million special charge consisted of asset write-downs ($9.5 million), legal and patient monitoring costs ($14.4 million) and customer returns and related costs ($2.2 million).

The $9.5 million of asset write-downs related to inventory write-offs associated with the physical scrapping of inventory with Silzone(R) coating ($8.6 million), and to the write-off of a prepaid license asset and related costs associated with the Silzone(R) coating technology ($0.9 million). The $14.4 million of legal and patient monitoring costs related to the Company's product liability insurance deductible ($3.5 million) and patient monitoring costs ($10.9 million) related to contractual and future monitoring activities directly related to the product recall and discontinuance. The $2.2 million of customer returns and related costs represented costs associated with the return of customer-owned Silzone(R) inventory.

In the second quarter of 2002, the Company determined that the Silzone(R) reserves should be increased by $11 million as a result of difficulties in obtaining certain reimbursements from the Company's insurance carriers under its product liability insurance policies ($4.6 million), an increase in management's estimate of the costs associated with future patient monitoring costs as a result of extending the time period in which it planned to perform patient monitoring activities ($5.8 million) and an increase in other related costs ($0.6 million). This additional accrual was included in selling, general and administrative expense during the second quarter ended June 30, 2002.

The Company's product liability insurance coverage for Silzone(R) claims consists of a number of policies with different carriers. During 2002, Company management observed a trend where various insurance companies were not reimbursing the Company or outside legal counsel for a variety of costs incurred, which the Company believed should be paid under the product liability insurance policies. These insurance companies were either refusing to pay the claims or had delayed providing an explanation for non-payment for an extended period of time. Although the Company believes it has legal recourse from these insurance carriers for the costs they are refusing to pay, the additional costs the Company would need to incur to resolve these disputes may exceed the amount the Company would recover. As a result of these developments, the Company increased the Silzone(R) reserves by $4.6 million in the second quarter of 2002, which represents the existing disputed costs already incurred at that time plus the anticipated future costs where the Company expects similar resistance from the insurance companies on reimbursement.

During the fourth quarter of 2003, the Company reclassified $15.7 million of existing accruals to the Silzone(R) special charge accrual from other current assets. This amount related to probable future legal costs associated with the Silzone(R) litigation. Previously, these accruals were offset against a receivable from the Company's insurance carriers.

A summary of the legal and monitoring costs and customer returns and related costs activity is as follows (in thousands):

                                               LEGAL AND                   CUSTOMER
                                              MONITORING                RETURNS AND
                                                   COSTS              RELATED COSTS                TOTAL
=========================================================================================================
Initial expense and accrual in 2000             $ 14,397                    $ 2,239             $ 16,636
Cash payments                                     (5,955)                    (2,239)              (8,194)
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                       8,442                          -                8,442

Cash payments                                     (3,042)                         -               (3,042)
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                       5,400                          -                5,400

Additional expense                                10,433                        567               11,000
Cash payments                                     (2,442)                       (59)              (2,501)
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                      13,391                        508               13,899

Cash payments                                     (1,206)                       (22)              (1,228)
Reclassification of legal accruals                15,721                          -               15,721
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                    $ 27,906                    $   486             $ 28,392
---------------------------------------------------------------------------------------------------------

In addition to the amounts available under the above Silzone(R) reserves, the Company has approximately $170 million remaining in product liability insurance currently available for the Silzone(R)-related matters. The Company's remaining product liability insurance for Silzone(R) claims consists of a number of layers, each of which is covered by one or more insurance companies. The next layer of insurance, which is a $30 million layer that would be reached after the present $35 million layer is exhausted, is covered by Lumberman's Mutual Casualty Insurance, a unit of the Kemper Insurance Companies (collectively referred to as Kemper). Kemper's credit rating by A.M. Best has been downgraded to a "D" (poor). Kemper is currently in "run off," which means that it is not issuing new policies and is, therefore, not generating any new revenue that could be used to cover claims made under previously-issued policies. In the event Silzone(R) claims were to reach the Kemper layer and Kemper was unable to pay part or all of such claims, the Company believes the other insurance carriers in its program will take the position that the Company will be directly liable for any claims and costs that Kemper is unable to pay, and that insurance carriers at policy layers following Kemper's layer will not provide coverage for Kemper's layer. Kemper also provides part of the coverage for Silzone(R) claims in the Company's final layer of insurance ($20 million of the final $50 million layer).

It is possible that Silzone(R) costs and expenses will reach the Kemper layers of insurance coverage, and it is possible that Kemper will be unable to meet its obligations to the Company. If this were to happen, the Company could incur a loss of up to $50 million. The Company has not accrued for any such losses.


NOTE 8--OTHER INCOME (EXPENSE)

Other income (expense) consists of the following (in thousands):

                                           2003            2002            2001
================================================================================
Interest income                        $  7,031        $  5,481      $    3,261
Interest expense                         (3,746)         (1,754)        (12,567)
Other                                      (593)           (324)          1,468
--------------------------------------------------------------------------------
Other income (expense)                 $  2,692        $  3,403      $   (7,838)
================================================================================

NOTE 9--INCOME TAXES

The Company's earnings before income taxes were generated from its U.S. and international operations as follows (in thousands):



                                         2003             2002             2001
================================================================================
U.S.                                 $285,214         $270,595          $83,128
International                         173,423          102,763          144,850
--------------------------------------------------------------------------------
Earnings before income taxes         $458,637         $373,358         $227,978
================================================================================

Income tax expense consists of the following (in thousands):

                                        2003             2002             2001
================================================================================
Current:
      U.S. federal                   $56,669          $48,459          $48,844
      U.S. state and other             4,285            4,732            4,994
      International                   25,146            6,187           13,229
--------------------------------------------------------------------------------
      Total current                   86,100           59,378           67,067
Deferred                              33,146           37,695          (11,681)
--------------------------------------------------------------------------------
Income tax expense                  $119,246          $97,073          $55,386
================================================================================

The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial statement purposes are as follows (in thousands):

                                                       2003                2002
================================================================================
Deferred income tax assets:
  Net operating loss carryforwards                  $ 3,088            $ 12,732
  Tax credit carryforwards                           20,272              30,554
  Inventories                                        53,395              34,403
  Intangible assets                                       -               3,552
  Accrued liabilities and other                      16,801              11,569
--------------------------------------------------------------------------------
    Deferred income tax assets                       93,556              92,810
--------------------------------------------------------------------------------
Deferred income tax liabilities:
  Unrealized gain on available-for-sale securities   (6,782)             (2,599)
  Property, plant and equipment                     (30,955)            (21,085)
  Intangible assets                                 (33,162)                  -
--------------------------------------------------------------------------------
    Deferred income tax liabilities                 (70,899)            (23,684)
--------------------------------------------------------------------------------
Net deferred income tax asset                      $ 22,657            $ 69,126
--------------------------------------------------------------------------------

The increase in the Company's current deferred income taxes during 2003 was due primarily to an increase in the book to tax differences related to profits on intercompany sales of inventory and to various differences related to the acquisition of Getz Japan. The change in the Company's long-term deferred income tax asset/liability during 2003 was due primarily to the utilization of net operating losses and tax credits, the acquisition of Getz Japan, and increases in the book to tax differences related to depreciation of fixed assets and amortization of goodwill and other intangible assets. The

Company has not recorded any valuation allowance for its deferred tax assets as of December 31, 2003 or 2002.

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows (in thousands):

                                                             2003               2002               2001
========================================================================================================
Income tax expense at the U.S. federal
  statutory rate of 35%                                 $ 160,523          $ 130,675            $79,792
U.S. state income taxes, net of federal tax benefit        12,533              8,378              3,654
International taxes at lower rates                        (39,032)           (29,972)           (20,089)
Tax benefits from extraterritorial income exclusion        (7,173)            (3,675)            (3,681)
Research and development credits                          (11,013)            (9,467)            (5,984)
Non-deductible purchased in-process research
  and development charges                                       -                  -              3,912
Other                                                       3,408              1,134             (2,218)
--------------------------------------------------------------------------------------------------------
Income tax expense                                      $ 119,246            $97,073            $55,386
========================================================================================================
Effective income tax rate                                   26.0%              26.0%              24.3%
--------------------------------------------------------------------------------------------------------

At December 31, 2003, the Company has $8.8 million of U.S. federal net operating loss carryforwards and $6.6 million of U.S. tax credit carryforwards that will expire from 2004 through 2019 if not utilized. The Company also has state tax credit carryforwards of $13.7 million that have an unlimited carryforward period. These amounts are subject to annual usage limitations. The Company's net operating loss carryforwards arose primarily from acquisitions.

The Company has not recorded U.S. deferred income taxes on $547 million of its non-U.S. subsidiaries' undistributed earnings, because such amounts are intended to be reinvested outside the United States indefinitely.


NOTE 10--RETIREMENT PLANS

DEFINED CONTRIBUTION PLANS: The Company has a 401(k) profit sharing plan that provides retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to Internal Revenue Service limitations, with the Company matching a portion of the employees' contributions. The Company also contributes a portion of its earnings to the plan based upon Company performance. The Company's matching and profit sharing contributions are at the discretion of the Company's Board of Directors. In addition, the Company has defined contribution programs for employees in certain countries outside the United States. Company contributions under all defined contribution plans totaled $24.0 million, $18.8 million and $16.2 million in 2003, 2002 and 2001, respectively.

DEFINED BENEFIT PLANS: The Company has funded and unfunded defined benefit plans for employees in certain countries outside the United States. The Company had an accrued liability totaling $16.0 million and $10.7 million at December 31, 2003 and 2002, respectively, which approximated the actuarially calculated unfunded liability. The related pension expense was not material.

NOTE 11--SEGMENT AND GEOGRAPHIC INFORMATION

SEGMENT INFORMATION: The Company develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management (CRM), cardiac surgery (CS) and cardiology and vascular access (C/VA) therapy areas. The Company has three operating segments, Cardiac Rhythm Management (CRM), Cardiac Surgery (CS) and Daig, which focus on the development and manufacture of products for the three therapy areas. The primary products produced by each segment are: CRM - pacemaker and ICD systems; CS - mechanical and tissue heart valves; Daig - electrophysiology catheters, vascular closure devices and other cardiology and vascular access products. The Company has aggregated the CRM and CS segments into one reportable segment based primarily upon their similar operational and economic characteristics.

The Company's reportable segments include end customer revenues from the sale of products they each develop and manufacture. The costs included in each of the reportable segments' operating results include the direct costs of the products sold to end customers and operating expenses managed by each of the segments. Certain costs of goods sold and operating expenses managed by the Company's selling and corporate functions are not included in segment operating profit. Consequently, segment operating profit presented below is not representative of the operating profit of the Company's products in these segments.

The following table presents certain financial information about the Company's reportable segments (in thousands):

                                                           CRM/CS                  DAIG                  OTHER                TOTAL
====================================================================================================================================
FISCAL YEAR ENDED DECEMBER 31, 2003
  Net sales                                           $ 1,499,425             $ 366,433               $ 66,656          $ 1,932,514
  Operating profit (a)                                    873,904               202,007               (619,966)             455,945
  Depreciation and
    amortization expense                                   29,836                 8,307                 38,540               76,683
  Total assets (b)(c)                                     639,724               147,270              1,769,100            2,556,094
------------------------------------------------------------------------------------------------------------------------------------

FISCAL YEAR ENDED DECEMBER 31, 2002
  Net sales                                           $ 1,305,750             $ 284,179                    $ -          $ 1,589,929
  Operating profit (a)                                    713,341               149,592               (492,978)             369,955
  Depreciation and
    amortization expense                                   33,819                 7,158                 33,943               74,920
  Total assets (b)(c)                                     723,414               134,610              1,093,355            1,951,379
------------------------------------------------------------------------------------------------------------------------------------

FISCAL YEAR ENDED DECEMBER 31, 2001 (D)
  Net sales                                           $ 1,135,833             $ 211,523                    $ -          $ 1,347,356
  Operating profit (a)                                    583,030               105,947               (453,161)             235,816
====================================================================================================================================

(a) OTHER OPERATING PROFIT INCLUDES CERTAIN COSTS OF GOODS SOLD AND OPERATING EXPENSES MANAGED BY THE COMPANY'S SELLING AND CORPORATE FUNCTIONS. IN FISCAL YEAR 2001, OTHER ALSO INCLUDES SPECIAL CHARGES AND PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES.

(b) OTHER TOTAL ASSETS INCLUDE THE ASSETS MANAGED BY THE COMPANY'S SELLING AND CORPORATE FUNCTIONS, INCLUDING END CUSTOMER RECEIVABLES, INVENTORY, CORPORATE CASH AND EQUIVALENTS AND DEFERRED INCOME TAXES.

(c) THE COMPANY DOES NOT COMPILE EXPENDITURES FOR LONG-LIVED ASSETS BY SEGMENT AND, THEREFORE, HAS NOT INCLUDED THIS INFORMATION AS IT IS IMPRACTICABLE TO DO SO.

(d) DURING 2001, THE COMPANY COMPLETED A REORGANIZATION OF ITS GLOBAL SALES ACTIVITIES, WHICH RESULTED IN CHANGES TO ITS INTERNAL MANAGEMENT AND FINANCIAL REPORTING STRUCTURE. DUE TO THIS RESTRUCTURING, INFORMATION RELATING TO DEPRECIATION AND AMORTIZATION, TOTAL ASSETS AND EXPENDITURES FOR LONG-LIVED ASSETS FOR FISCAL YEAR 2001 BY CURRENT REPORTING SEGMENTS HAS NOT BEEN COMPILED AS IT IS IMPRACTICABLE TO DO SO.

Net sales by class of similar products were as follows (in thousands):


NET SALES                                     2003                  2002                   2001
================================================================================================
Cardiac rhythm management              $ 1,365,212           $ 1,147,489              $ 965,968
Cardiac surgery                            270,933               250,957                248,045
Cardiology and vascular access             296,369               191,483                133,343
------------------------------------------------------------------------------------------------
                                       $ 1,932,514           $ 1,589,929            $ 1,347,356
================================================================================================

GEOGRAPHIC INFORMATION: The following tables present certain geographical financial information (in thousands):


NET SALES (a)                                 2003                  2002                   2001
================================================================================================
  United States                        $ 1,129,055           $ 1,042,766              $ 880,086
  International
     Europe                                465,369               347,936                294,852
     Japan                                 207,431                95,813                 83,361
     Other (b)                             130,659               103,414                 89,057
------------------------------------------------------------------------------------------------
                                           803,459               547,163                467,270
------------------------------------------------------------------------------------------------
                                       $ 1,932,514           $ 1,589,929            $ 1,347,356
================================================================================================

LONG-LIVED ASSETS (b)                         2003                  2002                   2001
================================================================================================
  United States                          $ 744,445             $ 674,119              $ 626,140
  International
     Europe                                 96,520                88,194                 76,542
     Japan                                 152,772                   267                     46
     Other                                  70,020                62,213                 61,215
------------------------------------------------------------------------------------------------
                                           319,312               150,674                137,803
------------------------------------------------------------------------------------------------
                                       $ 1,063,757             $ 824,793              $ 763,943
================================================================================================

(a) NET SALES ARE ATTRIBUTED TO GEOGRAPHIES BASED ON LOCATION OF THE CUSTOMER.
(b) NO ONE GE0GRAPHIC MARKET IS GREATER THAN 2% OF CONSOLIDATED NET SALES.
(c) LONG-LIVED ASSETS EXCLUDE DEFERRED INCOME TAXES.

NOTE 12--QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2003 and 2002 is as follows (in thousands, except per share amounts):

                                                                QUARTER
                                            FIRST        SECOND         THIRD        FOURTH
============================================================================================
FISCAL YEAR ENDED DECEMBER 31, 2003:
  Net sales                             $441,384      $495,093      $477,454      $518,583
  Gross profit                           301,920       333,793       330,741       362,969
  Net earnings                            79,987        81,932        84,621        92,851
  Basic net earnings per share              0.45          0.45          0.48          0.54
  Diluted net earnings per share        $   0.43      $   0.43      $   0.46      $   0.51

FISCAL YEAR ENDED DECEMBER 31, 2002:
  Net sales                             $371,193      $404,348      $404,857      $409,531
  Gross profit                           252,405       275,386       276,476       279,716
  Net earnings                            62,076        69,555 (a)    71,680        72,974
  Basic net earnings per share              0.35          0.39          0.40          0.41
  Diluted net earnings per share        $   0.34      $   0.38      $   0.39      $   0.40
============================================================================================

(a) INCLUDES A CASH RECEIPT OF $18.5 MILLION RELATING TO THE SETTLEMENT OF CERTAIN PATENT LITIGATION, WHICH WAS RECORDED AS A REDUCTION OF SG&A EXPENSE. ALSO, THE COMPANY RECORDED IN SG&A AN $11 MILLION CHARGE TO INCREASE THE RESERVE FOR EXPENSES RELATED TO THE SILZONE(R)RECALL AND A $7.5 MILLION DISCRETIONARY CONTRIBUTION TO THE COMPANY'S CHARITABLE FOUNDATION, THE ST. JUDE MEDICAL FOUNDATION.

FIVE-YEAR SUMMARY FINANCIAL DATA
(In thousands, except per share amounts)

                                                    2003           2002 (a)         2001 (b)         2000 (c)          1999 (d)
===============================================================================================================================
SUMMARY OF OPERATIONS FOR THE FISCAL YEAR:
Net sales                                     $1,932,514        $1,589,929       $1,347,356       $1,178,806        $1,114,549
Gross profit                                  $1,329,423        $1,083,983       $  888,197       $  787,657        $  733,647
    Percent of net sales                           68.8%             68.2%            65.9%            66.8%             65.8%
Operating profit                              $  455,945        $  369,955       $  235,816       $  202,359        $   89,188
    Percent of net sales                           23.6%             23.3%            17.5%            17.2%              8.0%
Net earnings                                  $  339,391        $  276,285       $  172,592       $  129,094        $   24,227
    Percent of net sales                           17.6%             17.4%            12.8%            11.0%              2.2%
Diluted net earnings per share                $     1.83        $     1.51       $     0.97       $     0.75        $     0.14
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END:
Cash and equivalents                          $  461,253        $  401,860       $  148,335       $   50,439        $    9,655
Working capital (e)                              982,022           739,665          475,692          388,322           389,768
Total assets                                   2,556,094         1,951,379        1,628,727        1,532,716         1,554,038
Long-term debt                                   351,813                 -          123,128          294,500           477,495
Shareholders' equity                          $1,604,247        $1,576,727       $1,183,745       $  940,849        $  794,021
-------------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
Diluted weighted average
    shares outstanding                           185,377           183,002          178,767          171,634           169,470
===============================================================================================================================

FISCAL YEAR 2003 CONSISTED OF 53 WEEKS. ALL OTHER FISCAL YEARS NOTED ABOVE CONSISTED OF 52 WEEKS. THE COMPANY DID NOT DECLARE OR PAY ANY CASH DIVIDENDS DURING 1999 THROUGH 2003.

(a) RESULTS FOR 2002 INCLUDE A CASH RECEIPT OF $18.5 MILLION RELATING TO THE SETTLEMENT OF CERTAIN PATENT LITIGATION, WHICH WAS RECORDED AS A REDUCTION OF SG&A EXPENSE. ALSO, THE COMPANY RECORDED IN SG&A AN $11 MILLION CHARGE TO INCREASE THE RESERVE FOR EXPENSES RELATED TO THE SILZONE(R) RECALL AND A $7.5 MILLION DISCRETIONARY CONTRIBUTION TO THE COMPANY'S CHARITABLE FOUNDATION, THE ST. JUDE MEDICAL FOUNDATION.

(b) RESULTS FOR 2001 INCLUDE A $32.8 MILLION SPECIAL CHARGE AND PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES OF $10 MILLION. THE IMPACT OF THESE ITEMS ON 2001 NET EARNINGS WAS $30.5 MILLION, OR $0.17 PER DILUTED SHARE.

(c) RESULTS FOR 2000 INCLUDE A $26.1 MILLION SPECIAL CHARGE AND A PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE OF $5 MILLION. THE IMPACT OF THESE ITEMS ON 2000 NET EARNINGS WAS $27.2 MILLION, OR $0.16 PER DILUTED SHARE.

(d) RESULTS FOR 1999 INCLUDE A $9.8 MILLION SPECIAL CHARGE AND PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES TOTALING $115.2 MILLION. THE IMPACT OF THESE ITEMS ON 1999 NET EARNINGS WAS $119.8 MILLION, OR $0.71 PER DILUTED SHARE.

(e) TOTAL CURRENT ASSETS LESS TOTAL CURRENT LIABILITIES.

                              INVESTOR INFORMATION


TRANSFER AGENT
Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings, or change of address should be directed to the Company's Transfer Agent at:

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, Rhode Island 02940-3023
1.877.498.8861
www.equiserve.com (Account Access Availability)
Hearing impaired #TDD: 1.800.952.9245


ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders will be held at 9:30 a.m. on Wednesday, May 12, 2004, at the Minnesota Historical Center, 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102. Parking is available.


INVESTOR CONTACT
Laura C. Merriam, Director, Investor Relations

To obtain information about the Company call 1.800.552.7664, visit our Web site at www.sjm.com, or write to:

Investor Relations
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, Minnesota 55117-9983

The Investor Relations (IR) section on St. Jude Medical's
Web site includes all SEC filings, a list of analyst coverage, and a calendar of upcoming earnings announcements and IR events. St. Jude Medical's Newsroom features news releases, company background information, fact sheets, executive bios, a product photo portfolio, and other media resources. Patient profiles can be found on our Web site, including the patients featured in this year's annual report.



CORPORATE GOVERNANCE
(SEE COMPANY INFORMATION ON WEB SITE- WWW.SJM.COM)
o   Corporate Governance Charter
o   Code of Business Conduct
o   SEC Filings


COMPANY STOCK SPLITS
2:1 on 4/27/79, 1/25/80, 9/30/86, 3/15/89, 4/30/90 and 6/10/02;
3:2 on 11/16/95


STOCK EXCHANGE LISTINGS
New York Stock Exchange
Symbol: STJ

The range of high and low prices per share for the Company's common stock for fiscal 2003 and 2002 is set forth below. As of February 17, 2004, the Company had 3,234 shareholders of record.

Fiscal Year Ended December 31         2003                  2002
========================================================================
Quarter                         High        Low        High        Low
========================================================================
First                           $49.48     $38.76     $40.80     $35.75
Second                          $63.60     $47.50     $43.13     $36.20
Third                           $59.10     $48.10     $41.00     $30.52
Fourth                          $64.00     $52.49     $40.35     $31.16

TRADEMARKS
Aescula(TM), AF Suppression(TM), Alliance(TM), Angio-Seal(TM),
Apeel(TM), Atlas(R), AutoCapture(TM), BEAT-BY-BEAT(TM), BiLinx(TM), Epic(TM), Fast Cath(TM), Fast Cath Duo(TM), FaSt Path(TM), FlexCuff(TM), Frontier(TM), GuideRight(TM), Housecall Plus(TM), HydraSteer(TM), Identity(R), Integrity(R), IsoFlex(R), Linx(TM), LIvewire(TM), Livewire Cannulator(TM), Livewire Spiral HP(TM), Livewire TC(TM), Microny(R), Maximum(TM), NaviFlex(TM), Pacel(TM), Passive PLus(R), Photon(R), QuickSite(TM), Reflexion(TM), Reflexion Cannulator(TM), Response(TM), Riata(R), Seal-Away(TM), SJM(R), SJM Biocor(TM), SJM Epic(TM), SJM Regent(TM), SJM Tailor(TM), Spyglass(TM), St. Jude Medical(R), Supreme(TM), Symmetry(TM), Telesheath(TM), Tendril(R), Toronto Root(TM), Toronto SPV(R), TVL(R), Ultimum(TM), Verity(TM), Victory(TM).


(C)2004 ST. JUDE MEDICAL, INC.