Form 10-K, Exhibit 13
period 2004-12-31
ST JUDE MEDICAL INC
filed 2005-03-11
CIK 203077

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

CS
    o    mechanical and tissue heart valves,
    o    valve repair products, and
    o    epicardial ablation systems

C/VA
    o    vascular closure devices,
    o    angiography catheters,
    o    guidewires, and
    o    hemostasis introducers

Our products are sold in more than 130 countries around the world. Our largest geographic markets are the United States, Europe and Japan.

We compete on the basis of providing reliable products with advanced features. Our industry has undergone significant consolidation in the last decade and is very competitive. Our strategy requires significant investments in research and development in order to introduce new products, particularly in the cardiac rhythm management and the cardiology and vascular access therapy areas. We have also sought to improve our operating margins through a variety of techniques, including maintaining our average selling prices while improving the efficiency of our manufacturing operations. Our products are generally not affected by economic cycles. However, we expect cost containment pressure on healthcare systems to continue to place downward pressure on prices for our products. The industry in which we operate is characterized by frequent patent and product liability litigation, which are issues that we must manage.

The Company participates in several different markets, each of which has its own expected rate of growth. Management is particularly focused in the implantable cardioverter defibrillator (ICD) market, which includes congestive heart failure devices. The Centers for Medicare and Medicaid Services (CMS) recently expanded the indications for these devices that would be reimbursed by Medicare and Medicaid. As a result of this decision and clinical data from various studies of these devices, management estimates this market is to grow at a compounded rate of 20% per year for the next 3 years. Management's goal is to participate in the growth of the market and to increase the Company's market share of the ICD market which we currently estimate to be approximately 14%.

Effective January 1, 2005, the Company formed an Atrial Fibrallation (AF) Division and a Cardiology Division to focus efforts on these two areas. As a result, the Daig Division will no longer function as a business unit. Management believes that AF is a prevalent, debilitating disease state that is not effectively treated at this time. Device technologies are emerging that may provide therapeutic improvements compared to current treatments. In addition, the electrophysiologist, the medical specialist who treats AF with devices, is also the primary customer of ICD products. Management believes that providing advanced AF products to electrophysiologists will generate goodwill that may lead to increased ICD sales. Finally, the creation of a separate Cardiology Division will facilitate management focus on not just the Angio-Seal product line, but on other products in the cardiology market as well.



RESULTS OF OPERATIONS

FINANCIAL SUMMARY
Net sales in 2004 increased approximately 19% over 2003 driven primarily by growth in our ICD and vascular closure devices, incremental revenue as a result of our acquisition of Getz Bros. Co., Ltd. in Japan (Getz Japan) in April 2003, and the positive impact of foreign currency translation as the U.S. dollar weakened against most currencies during 2004 as compared with 2003. Our ICD net sales grew approximately 41% to $583.7 million during 2004. Our vascular closure net sales increased approximately 32% to $287.9 million in 2004, strengthening our leadership position in the vascular closure market.

During 2004, we completed our acquisitions of Epicor Medical, Inc. (Epicor) and Irvine Biomedical, Inc. (IBI). The addition of these operations further strengthened our portfolio of products used to treat heart rhythm disorders. During 2003, we completed our acquisition of Getz Japan and Getz's related distribution operations in Australia. The addition of these operations further strengthened our presence in Japan and Australia.

Our results for 2004 include pre-tax $35.4 million special charges relating to the discontinuance of our Symmetry(TM) Bypass Aortic Connector Product line and Symmetry(TM) Bypass Aortic Connector litigation. Additionally, the Company recorded $9.1 million of purchased in-process research and development and a pre-tax $5.5 million charge resulting from the settlement of certain patent infringement litigation. The Company also recorded the reversal of $14.0 million of previously recorded income tax expense due to the conclusion of certain tax audits.

Net earnings and diluted net earnings per share for 2004 increased approximately 22% and 21%, respectively, over 2003 due primarily to incremental profits resulting from higher sales.

We ended the year with $688.0 million of cash and cash equivalents and $234.9 million of long-term debt. We have strong short-term credit ratings, with an A2 rating from Standard & Poor's and a P2 rating from Moody's. Our cash flows from operations remained strong during 2004, helping to further strengthen our balance sheet and fund the acquisitions of Epicor and IBI. We expect to use our future cash flows to fund internal development opportunities, reduce our debt and fund acquisitions, including the acquisition of Endocardial Solutions, Inc.
(ESI) and Velocimed LLC (Velocimed) and our minority investment in ProRhythm, Inc. (ProRhythm) in January 2005. See ACQUISITIONS & MINORITY INVESTMENTS for a discussion of ESI, Velocimed and ProRhythm.

We utilize a 52/53-week fiscal year ending on the Saturday nearest December 31, but for simplicity of presentation, describe all periods as if the year end is December 31. Fiscal 2004 and 2002 each consisted of 52 weeks. Fiscal year 2003 consisted of 53 weeks, adding three additional selling days as compared with 2002 and 2004. The additional selling days occurred between the Christmas and New Year's Day holidays, which typically are lower volume selling days due to the elective nature of the procedures that use our devices. These additional selling days did not have a material impact on our net sales or results of operations for 2003.

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

On an ongoing basis, we evaluate our estimates and assumptions, including those related to accounts receivable allowance for doubtful accounts; estimated useful lives of diagnostic equipment; valuation of in-process research and development; goodwill and other intangible assets; income taxes; Silzone(R) special charge accruals; and legal reserves. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

We believe that the following represent our most critical accounting estimates:

ACCOUNTS RECEIVABLE ALLOWANCE FOR DOUBTFUL ACCOUNTS: We grant credit to customers in the normal course of business, and generally do not require collateral or any other security to support our accounts receivable. We maintain an allowance for doubtful accounts for potential credit losses, which primarily consists of reserves for specific customer balances that we believe may not be collectible. We determine the adequacy of this allowance by regularly reviewing the accounts receivable agings, customer financial conditions and credit histories, and current economic conditions. In some developed markets and in many emerging markets, payments of certain accounts receivable balances are made by the individual countries' healthcare systems for which payment is dependent, to some extent, upon the political and economic environment within those countries. Although we consider our allowance for doubtful accounts to be adequate, if the financial condition of our customers or the individual countries' healthcare systems were to deteriorate and impair their ability to make payments to us, additional allowances may be required in future periods. The allowance for doubtful accounts was $31.3 million at December 31, 2004 and $31.9 million at December 31, 2003.

ESTIMATED USEFUL LIVES OF DIAGNOTIC EQUIPMENT: Diagnostic equipment is recorded at cost and is depreciated using the straight-line method over its estimated useful life of five to eight years. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from pacemaker and ICD devices. The estimated useful life of this equipment is determined based on our estimates of its usage by the physicians and healthcare professionals, factoring in new technology platforms and rollouts. To the extent that we experience changes in the usage of this equipment or there are introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $85.8 million and $68.7 million at December 31, 2004 and 2003, respectively. If we had used an estimated useful life on diagnostic equipment that was one year less than our current estimate, our 2004 depreciation expense would have been approximately $3.0 million higher.

VALUATION OF PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D), GOODWILL AND OTHER INTANGIBLE ASSETS: When we acquire another company, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, tangible assets, and goodwill. IPR&D is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates. The amount of the purchase price allocated to IPR&D and other intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition, in accordance with accepted valuation methods, and includes consideration of the assessed risk of the project not being developed to commercial feasibility.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually for each reportable segment or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $593.8 and $407.0 million as of December 31, 2004 and 2003, respectively.

Other intangible assets consist primarily of customer lists and relationships, purchased technology, patents, and are amortized using the straight-line method over their estimated useful lives, ranging from 3 to 20 years. Other intangible assets also consist of trademarks which are indefinite lived intangibles and are not amortized. We review these intangible assets for impairment as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $207.1 and $154.4 million as of December 31, 2004 and 2003, respectively.

INCOME TAXES: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense as well as assessing temporary differences in the treatment of items for tax and accounting purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that we believe that recovery is not likely, a valuation allowance must be established. At December 31,

2004, we had approximately $132.0 million of gross deferred tax assets, including net operating loss and tax credit carryforwards that will expire from 2005 to 2024 if not utilized. We believe that our deferred tax assets, including the net operating loss and tax credit carryforwards, will be fully realized based upon our estimates of future taxable income. As such, we have not recorded any valuation allowance for our deferred tax assets. If our estimates of future taxable income are not met, a valuation allowance for some of these deferred tax assets would be required.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries' undistributed earnings, because such amounts are intended to be reinvested outside the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries (see FINANCIAL CONDITION - LIQUIDITY AND CAPITAL RESOURCES), additional U.S. tax liabilities would be incurred.

We operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues, including challenges regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Our U.S. federal tax filings prior to 2001 have been examined by the Internal Revenue Service (IRS), and we have settled all differences arising out of those examinations. The IRS is currently in the process of examining our U.S. federal tax returns for the calendar years 2001, 2002 and 2003.

We record our income tax provisions based on our knowledge of all relevant facts and circumstances, including the existing tax laws, our experience with previous settlement agreements, the status of current IRS examinations and our understanding of how the tax authorities view certain relevant industry and commercial matters. Although we have recorded all probable income tax accruals in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "ACCOUNTING FOR CONTINGENCIES" and SFAS No. 109, "ACCOUNTING FOR INCOME TAXES," our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or liquidity. However, they may be material to our consolidated results of operations of a future period.

SILZONE(R) SPECIAL CHARGE ACCRUALS: In January 2000, we initiated a worldwide voluntary recall of all field inventory of heart valve replacement and repair products incorporating Silzone(R) coating on the sewing cuff fabric. We concluded that we would no longer utilize Silzone(R) coating and recorded a special charge totaling $26.1 million during the first quarter of 2000 to cover various asset write-downs and anticipated costs associated with these matters. In the second quarter of 2002, we increased our Silzone(R) reserves by $11 million to cover additional anticipated costs. See further discussion of Silzone(R) litigation in Note 5 of the Consolidated Financial Statements. We have recorded an accrual for probable legal and other costs that we will incur to defend the various cases involving Silzone(R) devices, and we have recorded a receivable from our product liability insurance carriers for amounts expected to be recovered. We have not accrued for any amounts associated with probable legal settlements or judgments because we cannot reasonably estimate such amounts. However, we believe that no significant claims will ultimately be allowed to proceed as class actions in the United States, and, therefore, that all settlements and judgments will be covered under our remaining product liability insurance coverage (approximately $151 million at February 25, 2005), subject to the insurance companies' performance under the policies. As such, we believe that any costs (the material components of which are settlements, judgments and legal fees) not covered by our product liability insurance policies or existing reserves will not have a material adverse effect on our statement of financial position or liquidity, however, such costs may be material to our consolidated results of operations of a future period.

Our remaining product liability insurance for Silzone(R) claims consists of a number of layers, each of which is covered by one or more insurance companies. Our present layer of insurance, which is a $30 million layer of which approximately $11 million has been reimbursed as of February 25, 2005, is covered by Lumberman's Mutual Casualty Insurance, a unit of the Kemper Insurance Companies (collectively referred to as Kemper). Kemper's credit rating by A.M. Best has been downgraded to a "D" (poor). Kemper is currently in "run off," which means that it is not issuing new policies and is, therefore, not generating any new revenue that could be used to cover claims made under previously-issued policies. In the event Kemper is unable to pay part or all of the claims directed to it, we believe the other insurance carriers in our program will take the position that we will be directly liable for any claims and costs that Kemper is unable to pay, and that insurance carriers at policy layers following Kemper's layer will not provide coverage for Kemper's layer. Kemper also provides part of the coverage for Silzone(R) claims in our final layer of insurance ($20 million of the final $50 million layer).

It is possible that Silzone(R) costs and expenses will reach the limit of one or both of the Kemper layers of insurance coverage, and it is possible that Kemper will be unable to meet its obligations to us. If this were to happen, we could incur a loss of up to approximately $39 million as of February 25, 2005. We have not accrued for any such losses as potential losses are possible, but not estimable, at this time.

LEGAL RESERVES: We operate in an industry that is susceptible to significant product liability and intellectual property claims. We record a liability in our consolidated financial statements for costs related to claims, including future legal costs, settlements and judgments where we have assessed that a loss is probable and an amount can be reasonably estimated. Product liability claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, claims may be asserted against us in the future relative to events that are not known to us at the present time. Our product liability insurance coverage during most of 2004 was $425 million, with a $75 million deductible per claim. In light of our significant self-insured retention, our product liability insurance coverage is designed to help protect against a catastrophic claim. We record a liability in our consolidated financial statements for costs related to claims, including future legal costs, settlements and judgments where we have assessed that a loss is probable and an amount can be reasonably estimated.

Additionally, a substantial amount of intellectual property litigation occurs in our industry. In November 1996, one of our competitors, Guidant Corporation (Guidant), initiated a lawsuit against us alleging that we did not have a license to certain patents which they controlled and as such, we were infringing on those patents. A jury found against us in July 2001; however, the judge overseeing the trial issued post-trial rulings in February 2002 which essentially set aside the jury's $140 million damage assessment. Guidant appealed certain aspects of the judge's ruling, and the Appellate Court ruled that the matter should return to the district court for further proceedings. We are requesting that the U.S. Supreme Court review the matter. It is not expected that the U.S. Supreme Court would rule on this request until sometime during the second quarter of 2005. We will continue to vigorously defend against the claims that Guidant has asserted in this lawsuit.

In February 2004, Guidant initiated two lawsuits against us alleging that a number of our CRT products infringe on two of their patents. We have not submitted a substantive response to Guidant's February

2004 claims at this time. To date, we have not recorded any liability for any legal settlements or judgments related to these litigation matters since potential losses arising from any legal settlements or judgments are possible, but not estimable at this time. The range of such a loss could be material to our consolidated financial position, liquidity and results of operations.

ACQUISITIONS & MINORITY INVESTMENT
Acquisitions and minority investments can have an impact on the comparison of our operating results and financial condition from year to year.

On February 15, 2005, we announced that we signed a definitive agreement to acquire the business of Velocimed, for $82.5 million less approximately $8.5 million of cash expected to be on hand at Velocimed at closing plus additional contingent payments tied to revenues in excess of minimum future targets, and a milestone payment upon U.S. Food and Drug Administration (FDA) approval of the Premere(TM) patent foramen ovale closure system. Velocimed is a privately held company which develops and manufactures specialty interventional cardiology devices. The first additional contingent payment contemplated under the agreement would be paid in March 2007. The results of operations of the Velocimed business acquisition are expected to be included in our consolidated results of operations beginning in the second quarter of 2005.

On January 13, 2005, we completed our acquisition of ESI for $280.5 million, which includes closing costs less $8.2 million of cash acquired. ESI had been publicly traded on the NASDAQ market under the ticker symbol ECSI. ESI develops, manufactures, and markets the EnSite(R) System used for the navigation and localization of diagnostic and therapeutic catheters used by physician specialists to diagnose and treat cardiac rhythm disorders. We expect to record a purchased in-process R&D charge of approximately $12 million associated with the completion of this transaction during the first quarter of 2005. The results of operations of ESI will be included in the Company's consolidated results of operations beginning in the first quarter of 2005.

On October 7, 2004, we completed our acquisition of the remaining capital stock of IBI, a privately held company which develops and sells EP catheter products used by physician specialists to diagnose and treat cardiac rhythm disorders. In April 2003, we acquired a minority investment of 14% in IBI through the Company's acquisition of Getz Japan. We paid approximately $50.6 million to acquire the remaining 86% of IBI capital stock that we did not already own. This amount was net of cash acquired from IBI as well as consideration from the exercise of IBI stock options. The original investment of $4.5 million was accounted for under the cost method until the date the remaining shares were purchased. We recorded a purchased in-process R&D charge of $9.1 million in the fourth quarter of 2004 associated with the completion of this transaction.

On June 8, 2004, we completed our acquisition of the remaining capital stock of Epicor, a company focused on developing products which use high intensity focused ultrasound (HIFU) to ablate cardiac tissue. In May 2003, we made an initial $15.0 million minority investment in Epicor and acquired an option to purchase the remaining ownership of Epicor prior to June 30, 2004 for $185.0 million. Pursuant to the option, we paid $185.0 million in cash to acquire the remaining outstanding capital stock of Epicor on June 8, 2004. The original investment was accounted for under the cost method until the date the remaining shares were purchased. Net consideration paid for the total acquisition was $198.0 million, which includes closing costs less $2.4 million of cash acquired.

On April 1, 2003, we completed the acquisition of Getz Japan, a distributor of medical technology products in Japan and our largest volume distributor in Japan. We paid 26.9 billion Japanese Yen in cash to acquire 100% of the outstanding common stock of Getz Japan. Net consideration paid was $219.2 million, which includes closing costs less $12.0 million of cash acquired. We also acquired the net assets of Getz Bros. & Co. (Aust.) Pty. Limited and Medtel Pty. Limited (collectively referred to as Getz Australia) related to the distribution of our products in Australia for $6.2 million in cash, including closing costs. Prior to the acquisition of Getz Japan and Getz Australia (collectively referred to as Getz), we recognized revenue from the sale of our products to Getz as our distributor. Subsequent to the acquisition date, we recognized additional revenue from Getz related to the sale of non-St. Jude Medical manufactured products sold by Getz and the incremental revenue on the sale of St. Jude Medical manufactured products.

The results of operations of the acquisitions noted above have been included in our consolidated results of operations since the acquisition date.

MINORITY INVESTMENT: On January 12, 2005, we made an initial equity investment of $12.5 million pursuant to the Preferred Stock Purchase and Acquisition Option Agreement (the Purchase and Option Agreement) and an Agreement and Plan of Merger (the Merger Agreement) entered into with ProRhythm. The initial investment equated to a 9% ownership interest and is accounted for under the cost method. ProRhythm is developing a HIFU catheter-based ablation system for the treatment of atrial fibrillation. Under the terms of the Purchase and Option Agreement, we have the option to make, or ProRhythm can require us to make, an additional $12.5 million equity investment through January 31, 2006, upon completion of specific clinical and regulatory milestones.

The Purchase and Option Agreement also provides that we have the exclusive right, but not the obligation, through the later of 3 months after the date ProRhythm delivers certain clinical trial data or March 31, 2007, to acquire ProRhythm for $125 million in cash consideration payable to the ProRhythm stockholders (other than us) pursuant to the terms and conditions set forth in the Merger Agreement, with additional cash consideration payable to the ProRhythm stockholders (other than us) after the consummation of the acquisition, if ProRhythm achieves certain performance-related milestones.

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

The following table presents certain financial information about our reportable segments (in thousands):

                                         CRM/CS         DAIG          OTHER         TOTAL
--------------------------------------------------------------------------------------------
FISCAL YEAR ENDED DECEMBER 31, 2004
  Net sales                           $ 1,729,862   $   470,720   $    93,591    $ 2,294,173
  Operating profit (a)                  1,015,621       254,270      (733,933)       535,958
  Total assets (b)(c)                     877,448       156,972     2,196,327      3,230,747
--------------------------------------------------------------------------------------------

FISCAL YEAR ENDED DECEMBER 31, 2003
  Net sales                           $ 1,499,425   $   366,433   $    66,656    $ 1,932,514
  Operating profit (a)                    873,904       202,007      (619,966)       455,945
  Total assets (b)(c)                     639,724       147,270     1,766,488      2,553,482
--------------------------------------------------------------------------------------------

FISCAL YEAR ENDED DECEMBER 31, 2002
  Net sales                           $ 1,305,750   $   284,179   $        --    $ 1,589,929
  Operating profit (a)                    713,341       149,592      (492,978)       369,955
  Total assets (b)(c)                     723,414       134,610     1,093,355      1,951,379
============================================================================================

     (a) Other operating profit includes certain costs of goods sold and operating expense managed by our selling and corporate functions. In fiscal year 2004, we recorded $40.9 million of special charges that are included in the Other operating profit. Additionally, we recorded $9.1 million of purchased in-process research and development in conjunction with the IBI acquisition that is included in the Daig operating profit.
     (b) Other total assets include the assets managed by our selling and corporate functions, including end customer receivables, inventory, corporate cash and equivalents and deferred income taxes.
     (c) We do not compile expenditures for long-lived assets by segment and, therefore, we have not included this information as it is impracticable to do so.

The following discussion of the changes in our net sales is provided by class of similar products, which is the primary focus of our sales activities. This analysis sufficiently describes the changes in our sales results for our two reportable segments.

NET SALES
Net sales by geographic markets were as follows (in thousands):

                        2004              2003             2002
-------------------------------------------------------------------
United States        $1,264,756        $1,129,055        $1,042,766
International
  Europe                577,058           465,369           347,936
  Japan                 267,723           207,431            95,813
  Other                 184,636           130,659           103,414
-------------------------------------------------------------------
                      1,029,417           803,459           547,163
-------------------------------------------------------------------
                     $2,294,173        $1,932,514        $1,589,929
===================================================================

Foreign currency translation relating to our international operations can have a significant impact on our operating results from year to year. Foreign currency translation had a net favorable impact on 2004 net sales as compared with 2003 of approximately $73 million, due primarily to the strengthening of the Euro and the Japanese Yen against the U.S. dollar. Foreign currency translation had a favorable impact on 2003 net sales as compared with 2002 of approximately $71 million due primarily to the strengthening of the Euro against the U.S. dollar. These amounts are not indicative of the net earnings impact of foreign currency translation for 2004, 2003 and 2002 due to partially offsetting unfavorable foreign currency translation impacts on cost of sales and operating expenses.

Net sales by class of similar products were as follows (in thousands):

                                                       2004          2003        2002
----------------------------------------------------------------------------------------
CARDIAC RHYTHM MANAGEMENT
    Pacemaker systems                               $  890,076   $  826,121   $  751,575
    ICD systems                                        583,694      414,255      303,218
    Electrophysiology catheters                        156,840      124,836       92,696
----------------------------------------------------------------------------------------
                                                     1,630,610    1,365,212    1,147,489
CARDIAC SURGERY
    Heart valves                                       253,236      250,840      232,986
    Other cardiac surgery products                      21,743       20,093       17,971
----------------------------------------------------------------------------------------
                                                       274,979      270,933      250,957
CARDIOLOGY AND VASCULAR ACCESS
    Vascular closure devices                           287,930      218,215      156,474
    Other cardiology and vascular access products      100,654       78,154       35,009
----------------------------------------------------------------------------------------
                                                       388,584      296,369      191,483

----------------------------------------------------------------------------------------
                                                    $2,294,173   $1,932,514   $1,589,929
========================================================================================

2004 NET SALES COMPARED TO 2003: Overall, net sales increased 19% in 2004 versus 2003. 2004 net sales were favorably impacted by growth in unit volume of approximately 17% and incremental revenue of $42.3 million resulting from the Getz acquisitions. The additional revenue from Getz was generated from the sale of non-St. Jude Medical manufactured products sold by Getz and the incremental revenue on the sale of St. Jude Medical manufactured products. Prior to April 1, 2003, we recognized revenue from the sale of our products to Getz as our distributor. Foreign currency translation had a favorable impact on net sales in 2004 as compared with 2003 of approximately $73.0 million due primarily to the strengthening of the Euro and the Yen against the U.S. dollar. Overall, average selling price declines negatively impacted net sales in 2004 by approximately 5% compared with 2003, due to a larger portion of our sales mix coming from lower-priced markets outside of the United States.

Cardiac rhythm management net sales increased 19% in 2004 over 2003. 2004 CRM net sales were favorably impacted by growth in unit volume driven by sales of traditional pacemaker and ICD products and the introduction of products into the cardiac resynchronization therapy (CRT) segments of the U.S. pacemaker and ICD market. Additionally during 2004, CRM net sales increased due to incremental revenue of approximately $19.8 million related to the Getz acquisitions. Foreign currency translation also had a favorable impact on CRM net sales in 2004 as compared with 2003 of approximately $49.3 million. The increases in CRM net sales were partially offset by a 5% decline in average selling price, which is primarily due to a larger portion of our sales mix coming from lower-priced markets outside of the United States. Net sales of pacemaker systems increased 8% during 2004 due to a 10% increase in pacemaker unit sales, approximately $30.9 million of favorable impact from foreign currency translation and $12.5 million of favorable impact from the Getz acquisitions. These increases for the year were offset in part by a 7% decline in average selling price resulting from a larger portion of our sales mix coming from lower-priced markets outside of the United States and lower average selling prices in the United States. Net sales of ICD systems increased 41% in 2004, due to a 39% increase in ICD unit sales offset in part by a 1% decline in average selling prices primarily due to a larger portion of our sales mix coming from lower-priced markets outside of the United States. Net sales of ICD systems in 2004 also included favorable impact from foreign currency translation of approximately $13.0 million. Electrophysiology catheter net sales increased 26% in 2004 due to a 15% increase in unit sales and approximately $5.4 million of favorable impact from foreign currency translation. Electrophysiology catheter net sales in 2004 also benefited from $7.3 million of favorable impact from the Getz acquisitions.

Cardiac surgery net sales increased 2% in 2004 over 2003. The increase in 2004 CS net sales was due to $11.9 million of favorable impact from foreign currency translation and $9.6 million of favorable impact from the Getz acquisitions. These increases were offset by a global average selling price decline of approximately 6% and a low single-digit decrease in unit volume. Heart valve net sales increased 1% in the year 2004, due primarily to an increase in unit volume of approximately 1% and approximately $10.8 million of favorable impact from foreign currency translation and $4.6 million of favorable impact from the Getz acquisitions. These increases were offset by a 6% decline in global average selling price primarily due to a larger portion of our sales mix coming from lower-priced markets outside of the United States. Net sales of other cardiac surgery products increased 8% during 2004 primarily due to $1.1 million of favorable impact from foreign currency translation and $5.0 million of favorable impact from the Getz acquisitions. These increases for other cardiac surgery products were offset by an 18% decrease in unit sales and a 4% decrease in average selling price.

Cardiology and vascular access net sales increased 31% during 2004 compared to 2003. 2004 C/VA net sales were favorably impacted by growth in unit volume of approximately 26%, $11.8 million of favorable impact from foreign currency translation and incremental revenue of $12.9 million resulting from the Getz acquisitions. These increases were offset by a 3% decrease in average selling price, in part due to a larger portion of our C/VA sales mix coming from lower-priced markets outside of the United States. Net sales of vascular closure devices increased 32% during 2004 due to a 31% increase in Angio-Seal(TM) unit sales and approximately $7.8 million of favorable impact from foreign currency translation. These increases were partially offset by a low single-digit percentage decline in global average selling prices due to a larger portion of our sales mix coming from lower-priced markets outside of the United States. Net sales of other cardiology and vascular access products increased 29% in 2004 due to a 12% increase in unit sales, $4.0 million of favorable impact from foreign currency translation and $12.9 million of sales of non-St. Jude Medical manufactured products distributed by Getz Japan. These increases were offset by a low single-digit decline in average selling prices.

2003 NET SALES COMPARED TO 2002: Cardiac rhythm management net sales increased 19% in 2003 versus 2002. Net sales of pacemaker systems increased 10% in 2003 due to an increase in pacemaker unit sales of approximately 5% from 2002, approximately $33 million of favorable impact from foreign currency translation and $29 million of favorable impact from the Getz acquisitions. Pacemaker net sales in 2003 benefited from the worldwide launches of our Identity(R) ADx, Integrity(R) ADx and Verity(TM) ADx pacemaker product families. These increases were offset in part by average selling price declines of approximately 3%. Net sales of ICD systems increased 37% in 2003 due to growth in ICD unit sales of approximately 39%, offset in part by average selling price declines of approximately 6%. ICD net sales in 2003 benefited from the worldwide launch in mid-2003 of our Epic(TM)+ DR ICD containing AF Suppression(TM) technology. Net sales of ICD systems in 2003 also included approximately $12 million of favorable impact from foreign currency translation. Electrophysiology catheter net sales increased 35% in 2003 due primarily to a 9% increase in unit sales, $18 million of favorable impact from the Getz acquisitions and approximately $4 million of favorable impact from foreign currency translation.

Cardiac surgery net sales increased 8% in 2003 versus 2002. Heart valve net sales increased 8% in 2003 due primarily to approximately $12 million of favorable impact from foreign currency translation and $10 million of favorable impact from the Getz acquisitions. These increases were partially offset by a global average selling price decline of approximately 4% due to a larger portion of our sales mix coming from lower-priced international markets. Net sales of other cardiac surgery products increased 12% in 2003, due primarily to $13 million of favorable impact from the Getz acquisitions, offset in part by a 60% decrease in aortic connector unit sales.

Cardiology and vascular access net sales increased 55% during 2003 versus 2002. Net sales of vascular closure devices increased 40% in 2003 due to an increase of 37% in Angio-Seal(TM) unit sales and approximately $8 million of favorable impact from foreign currency translation. These increases were partially offset by a global average selling price decline of approximately 3% due to a larger portion of our sales mix coming from lower-priced international markets. Net sales in 2003 benefited from the global launch of our fifth-generation Angio-Seal(TM) vascular closure product, the STS Plus, in the third quarter. Net sales of other cardiology and vascular access products increased 123% in 2003 due primarily to $36 million of sales of non-St. Jude Medical manufactured products distributed in Japan by Getz, a 19% increase in unit sales and approximately $2 million of favorable impact from foreign currency translation.

GROSS PROFIT
Gross profits were as follows (in thousands):

                                  2004            2003            2002
------------------------------------------------------------------------
Gross profit              $  1,615,123    $  1,329,423    $  1,083,983
Percentage of net sales           70.4%           68.8%           68.2%
------------------------------------------------------------------------

Gross profit for 2004 totaled $1,615.1 million, or 70.4% of net sales, as compared with $1,329.4 million, or 68.8% of net sales, for 2003. The increase in our gross profit percentage during 2004 is primarily related to lower CRM cost of sales in Japan of approximately 0.7 percentage points now that we have sold through the CRM inventory on hand at the time of the Getz acquisition, reduced material costs and increased labor efficiencies due to continued improvements in our CRM manufacturing processes, and increased sales of higher margin ICD systems related primarily to the launch of CRT products in the United States. These increases are partially offset by $12.1 million of inventory write-downs and equipment write-offs in 2004 related to the discontinuance of our Symmetry Bypass System Aortic Connector product line (see further details under SPECIAL CHARGES). In 2005, we anticipate that our gross profit percentage will increase to a range of 72.0% to 73.0% due to the increased sales of higher margin ICD systems and continual efficiency improvements in our manufacturing process.

Gross profit for 2003 totaled $1,329.4 million, or 68.8% of net sales, as compared with $1,084.0 million, or 68.2% of net sales, 2002. The increases in our gross profit percentage during 2003 is primarily a result of reduced material costs and increased labor efficiencies due to continued improvements in our CRM manufacturing processes, and to lower overhead costs per unit as a result of higher CRM production volumes. In addition, our ongoing cost management efforts helped to improve our gross profit percentage. These increases were offset by higher CRM cost of sales in Japan as a result of the Getz acquisition of approximately $30.9 million or 1.6 percentage points.

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

OPERATING EXPENSES
Certain operating expenses were as follows (in thousands):

                                            2004          2003          2002
------------------------------------------------------------------------------
Selling, general and administrative   $  759,320    $  632,395    $  513,691
Percentage of net sales                     33.1%         32.7%         32.3%

Research and development              $  281,935    $  241,083    $  200,337
Percentage of net sales                     12.3%         12.5%         12.6%
------------------------------------------------------------------------------

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSE: SG&A expense for 2004 totaled $759.3 million, or 33.1% of net sales, as compared with $632.4 million, or 32.7% of net sales, for 2003. This increase in SG&A as a percentage of net sales is primarily due to the full-year impact of the addition of the Getz direct sales organization beginning April 1, 2003, which included approximately 400 sales, sales support and marketing personnel. In addition, we incurred increased selling and marketing expenses in 2004 in conjunction with our entry into the CRT segments of the U.S. pacemaker and ICD markets in 2004 primarily related to headcount additions to support the increased sales activity. These headcount increases in our worldwide selling organizations were offset, in part, by the effects of spreading certain relatively fixed elements of our selling and administrative costs over a revenue base that grew 19% in 2004. We anticipate that SG&A expense as a percentage of net sales will range from 33% to 34% in 2005.

SG&A expense for 2003 totaled $632.4 million, or 32.7% of net sales, as compared with $513.7 million, or 32.3% of net sales, for 2002. SG&A expense as a percentage of net sales increased 0.4 percentage points in 2003 when compared to 2002. This increase is due primarily to the addition of the Getz direct sales organization beginning April 1, 2003, which included approximately 400 sales, sales support and marketing personnel. In addition, we incurred increased selling and marketing expenses in 2003 in anticipation of our entry into the CRT segments of the U.S. pacemaker and ICD markets in 2004. These headcount increases in our worldwide selling organizations were offset, in part, by the effects of spreading certain relatively fixed elements of our selling and administrative costs over a revenue base that grew 22% in 2003.

RESEARCH AND DEVELOPMENT (R&D) EXPENSE: R&D expenses in 2004 totaled $281.9 million, or 12.3% of net sales, compared with $241.1 million, or 12.5% of net sales, for 2003. R&D expense increased in 2004, 2003 and 2002 due primarily to our increased spending on the development of new products and related clinical trials, including our CRT devices and other products to treat emerging indications including atrial fibrillation. We anticipate that R&D expense as a percentage of net sales will range from 12% to 13% in 2005.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES

IRVINE BIOMEDICAL INC.: In October 2004, we acquired the remaining capital stock of IBI (see further discussion in Note 2 of the consolidated financial statements). At the date of acquisition, $9.1 million of the purchase price was expensed as purchased in-process research and development related to therapeutic catheters that had not yet reached technological feasibility and had no future alternative use. These devices are part of an ablation system in which the catheters are connected to a generator which delivers radiofrequency or ultrasound energy through the catheter to create lesions through ablation of cardiac tissue. The acquisition of IBI is expected to further enhance our portfolio of products used to treat heart rhythm disorders. In 2004, we incurred $0.3 million in research and development costs related to these products and we expect to incur $3.4 million in future periods to bring these products to commercialization in various markets. These costs are being funded by internally generated cash flows.

SPECIAL CHARGES

2004 SPECIAL CHARGES

EDWARDS LIFESCIENCES CORPORATION: In December 2004, we settled a patent infringement lawsuit with Edwards LifeSciences Corporation and recorded a pre-tax charge of $5.5 million.

SYMMETRY BYPASS SYSTEM AORTIC CONNECTOR PRODUCT LINE DISCONTINUANCE: On September 23, 2004, management committed the Company to a plan to discontinue developing, manufacturing, marketing and selling its Symmetry Bypass System Aortic Connector (Symmetry(TM) device). The decision to discontinue developing, manufacturing, marketing and selling the Symmetry(TM) device was primarily based on losses incurred related to the product over the previous three years and the prospect of ongoing operating losses, resulting from a decrease in the number of coronary artery bypass graft surgery cases and an apparent slow down in the adoption of off-pump procedures for which the Symmetry(TM) device was developed.

In conjunction with the plan, we recorded a pre-tax charge in the third quarter of 2004 of $14.4 million. The charge was comprised of $4.4 million of inventory write-offs, $4.1 million of fixed asset write-offs, $3.6 million of sales returns, $1.3 million of contract termination and other costs, primarily related to a leased facility, and $1.0 million in workforce reduction costs. These activities have been completed and all payments required in connection with the charge are expected to be made by June 30, 2005. The portion of the charge that is expected to result in future cash expenditures is estimated to be $2.9 million. In addition, we expect to incur additional future expense for related matters totaling approximately $6.5 million in periods prior to 2007. A summary of the activity related to the remaining accruals for customer returns, contract termination, and workforce reduction costs during the year ended December 31, 2004 is as follows (in thousands):

                                            CUSTOMER                CONTRACT                 WORKFORCE
                                         RETURNS AND         TERMINATION AND             REDUCTION AND
                                       RELATED COSTS           RELATED COSTS             RELATED COSTS                 TOTAL
-----------------------------------------------------------------------------------------------------------------------------
Accrual for Product Discontinuance           $ 3,600                 $ 1,308                   $ 1,002               $ 5,910
Cash payments or credits issued               (1,356)                 (1,140)                     (428)               (2,924)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                 $ 2,244                 $   168                   $   574               $ 2,986
-----------------------------------------------------------------------------------------------------------------------------

SYMMETRY BYPASS SYSTEM AORTIC CONNECTOR LITIGATION: There are sixteen legal cases in the United States pending as of February 25, 2005, alleging that our Symmetry(TM) device caused bodily injury or might cause bodily injury. Four of these matters seek class action status (one of these has already been dismissed, but is now on appeal, another is presently stayed). There are also a number of persons who have made a claim against us involving the Symmetry(TM) device without filing a lawsuit. During the third quarter of 2004, the number of cases increased, and the number of persons asserting claims outside of litigation increased as well. With this background, we determined that it was probable that a liability for future legal fees to defend the cases had been incurred and the amount of such fees was reasonably estimable. As a result, we recorded a pre-tax charge in the third quarter of 2004 of $21.0 million to reflect this liability. No lawsuits involving the product were initiated against us during the fourth quarter of 2004, and the number of claims asserted outside of the litigation has been minimal since the third quarter of 2004.

SILZONE(R) SPECIAL CHARGES

On January 21, 2000, we initiated a worldwide voluntary recall of all field inventories of heart valve replacement and repair products incorporating Silzone(R) coating on the sewing cuff fabric. We concluded that we would no longer utilize Silzone(R) coating. As a result of the voluntary recall and product discontinuance, we recorded a special charge totaling $26.1 million during the first quarter of 2000. The $26.1 million special charge consisted of asset write-downs ($9.5 million), legal and patient follow-up costs ($14.4 million) and customer returns and related costs ($2.2 million).

In the second quarter of 2002, we determined that the Silzone(R) reserves should be increased by $11.0 million as a result of difficulties in obtaining certain reimbursements from our insurance carriers under our product liability insurance policies ($4.6 million), an increase in our estimate of the costs associated with future patient follow-up as a result of extending the time period in which we planned to perform patient follow-up activities ($5.8 million) and an increase in other related costs ($0.6 million).

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

During the fourth quarter of 2003, the Company reclassified $15.7 million of receivables from the Company's insurance carriers recorded in the Silzone(R) special charge accrual to other current assets. This amount related to probable future legal costs associated with the Silzone(R) litigation.

A summary of the legal and monitoring costs and customer returns and related costs activity is as follows (in thousands):

                                             LEGAL AND               CUSTOMER
                                            MONITORING            RETURNS AND
                                                 COSTS          RELATED COSTS             TOTAL
------------------------------------------------------------------------------------------------
Initial expense and accrual in 2000           $ 14,397                $ 2,239          $ 16,636
Cash payments                                   (5,955)                (2,239)           (8,194)
------------------------------------------------------------------------------------------------
Balance at December 31, 2000                     8,442                     --             8,442

Cash payments                                   (3,042)                    --            (3,042)
------------------------------------------------------------------------------------------------
Balance at December 31, 2001                     5,400                     --             5,400

Additional expense                              10,433                    567            11,000
Cash payments                                   (2,442)                   (59)           (2,501)
------------------------------------------------------------------------------------------------
Balance at December 31, 2002                    13,391                    508            13,899

Cash payments                                   (1,206)                   (22)           (1,228)
Reclassification of legal accruals              15,721                     --            15,721
------------------------------------------------------------------------------------------------
Balance at December 31, 2003                    27,906                    486            28,392

Cash payments                                   (1,471)                  (305)           (1,776)
------------------------------------------------------------------------------------------------
Balance at December 31, 2004                  $ 26,435                $   181          $ 26,616
------------------------------------------------------------------------------------------------

In addition to the amounts available under the above Silzone(R) reserves, we have approximately $151 million remaining in product liability insurance currently available for the Silzone(R)-related matters. See discussion of one of our product liability insurance carriers, Kemper, under CRITICAL ACCOUNTING POLICIES AND ESTIMATES - SILZONE(R) SPECIAL CHARGE ACCRUALS.

OTHER INCOME (EXPENSE)

Other income (expense) consisted of the following (in thousands):

                                    2004              2003              2002
-----------------------------------------------------------------------------
Equity method losses            $ (2,091)         $ (3,530)          $    --
Interest income                   10,093             7,031             5,481
Interest expense                  (4,810)           (3,746)           (1,754)
Other                             (1,958)             (593)             (324)
-----------------------------------------------------------------------------
Other income (expense)          $  1,234          $   (838)          $ 3,403
-----------------------------------------------------------------------------

The increase in other income (expense) during 2004 as compared with 2003 was due primarily to higher levels of interest income as a result of higher average invested cash balances and a decrease in equity method losses related to Epicor as it was acquired during 2004. These increases were offset in part by interest expense as a result of higher levels of borrowings and increased interest rates and the recording of equity method losses related to the IBI investment.

The decrease in other income (expense) during 2003 as compared with 2002 was due primarily to higher levels of interest expense as a result of borrowings for our Getz Japan acquisition in 2003 and our August 2003 share repurchase and the recording of equity method losses related to the Epicor investment, offset in part by higher levels of interest income as a result of higher average invested cash balances.

INCOME TAXES
Our effective income tax rates were 23.7% in 2004 and 26.0% in 2003 and 2002. During 2004, we recorded a $9.1 million purchased in-process research and development charge that was not deductible for income tax purposes. In addition in 2004, we recorded a reversal of approximately $14.0 million previously recorded tax expense due to the finalization of certain tax examinations. We anticipate our effective tax rate will increase to a range of 27.0% to 27.5% in 2005.

NET EARNINGS
Net earnings were $409.9 million in 2004, a 22% increase over 2003, and diluted earnings per share were $1.10 in 2004, a 21% increase over 2003. Net earnings were $336.8 million in 2003, a 23% increase over 2002, and diluted net earnings per share were $0.91 in 2003, a 22% increase over 2002. Our 2004 net earnings included $20.5 million of special charges and purchased in-process research and development charges, or $0.06 per diluted share.

STOCK SPLITS
On October 11, 2004 and May 16, 2002, our Board of Directors declared two-for-one stock splits effected in the form of 100% stock dividends to shareholders of record on November 1, 2004 and June 10, 2002, respectively. Net earnings per share, shares outstanding and weighted average shares outstanding have been restated to reflect these stock splits.

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

The pacemaker and ICD markets are highly competitive. There are currently three principal suppliers to these markets, including St. Jude Medical, and our two principal competitors each have substantially more assets and sales than us. Rapid technological change in these markets is expected to continue, requiring us to invest heavily in R&D and to effectively market our products. Two trends began to emerge in these markets during 2002. The first involved a shift of some traditional pacemaker patients to ICD devices in the United States, and the second involved the increasing use of resynchronization devices in both the U.S. ICD and pacemaker markets. Our competitors in CRM have had approved resynchronization devices in the U.S. markets during this period. We obtained U.S. regulatory approval to market our resynchronization devices in the second quarter of 2004. A large portion of our sales growth in CRM products in the near term is dependent on market acceptance of our resynchronization devices.

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

We operate in an industry that is susceptible to significant product liability claims. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, product liability claims may be asserted against us in the future relative to events that are not known to us at the present time. Our product liability insurance coverage for the period April 1, 2004 through April 1, 2005 is $425 million, with a $75 million deductible per occurrence. In light of our significant self-insured retention, our product liability insurance coverage is designed to help protect against a catastrophic claim.

     Group purchasing organizations, independent delivery networks and large single accounts, such as the Veterans Administration in the United States, continue to consolidate purchasing decisions for some of our hospital customers. We have contracts in place with many of these organizations. In some circumstances, our inability to obtain a contract with such an organization could adversely affect our efforts to sell our products to that organization's hospitals.

MARKET RISK
We are exposed to foreign currency exchange rate fluctuations due to transactions denominated primarily in Euros, Japanese Yen, Canadian Dollars, Brazilian Reals, British Pounds, and Swedish Kronor. Although we elected not to enter into any hedging contracts during 2004, 2003 or 2002, historically we have, from time to time, hedged a portion of our foreign currency exchange rate risk through the use of forward exchange or option contracts. The gains or losses on these contracts are intended to offset changes in the fair value of the anticipated foreign currency transactions. We do not enter into contracts for trading or speculative purposes. We continue to evaluate our foreign currency exchange rate risk and the different mechanisms for use in managing such risk. We had no forward exchange or option contracts outstanding at December 31, 2004 or 2003. A hypothetical 10% change in the value of the U.S. dollar in relation to our most significant foreign currency exposures would have had an impact of approximately $92.0 million on our 2004 net sales. This amount is not indicative of the hypothetical net earnings impact due to partially offsetting impacts on cost of sales and operating expenses.

With our acquisition of Getz Japan during 2003, we significantly increased our exposure to foreign currency exchange rate fluctuations due to transactions denominated in Japanese Yen. We elected to naturally hedge a portion of our Yen-denominated net asset exposure by issuing 1.02% Yen-denominated 7-year notes, the proceeds of which were used to repay the short-term bank debt that we used to fund a portion of the Getz Japan purchase price. Excess cash flows from our Getz Japan operations will be used to fund principal and interest payments on the Yen-denominated borrowings. We have not entered into any Yen-denominated hedging contracts to mitigate any remaining foreign currency exchange rate risk. We are also exposed to fair value risk on our 1.02% Yen-denominated fixed-rate notes. A hypothetical 10% change in interest rates would have an impact of approximately $1.1 million on the fair value of these notes, which is not material to our financial position or consolidated results of operations.

In the United States, we issue short-term, unsecured commercial paper that bears interest at varying market rates. We also have two committed credit facilities that have variable interest rates tied to the London InterBank Offered Rate (LIBOR). Our variable interest rate borrowings had a notional value of $33.9 million at December 31, 2004. A hypothetical 10% change in interest rates assuming the current level of borrowings would have had an impact of approximately $0.1 million on our 2004 interest expense, which is not material to our consolidated results of operations.

We are also exposed to equity market risk on our marketable equity security investments. We hold certain marketable equity securities of emerging technology companies. Our investments in these companies had a fair value of $34.4 million and $23.7 million at December 31, 2004 and 2003, which are subject to the underlying price risk of the public equity markets.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), SHARE-BASED PAYMENT, which is a revision of FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Statement 123(R) supersedes APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and amends FASB Statement No. 95, STATEMENT OF CASH FLOWS. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) REQUIRES all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. We expect to adopt Statement 123(R) on July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using one of two methods. We plan to adopt Statement 123(R) using the modified-prospective method. The "modified prospective" method is a method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options.
 Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our consolidated results of operations, although it will have no impact on our overall financial position. The impact of adopting Statement 123(R) on future period earnings cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share.

In December 2004, the FASB issued two FASB staff positions (FSP): FSP FAS
109-1, "APPLICATION OF FASB STATEMENT NO. 109, ACCOUNTING FOR INCOME TAXES, FOR THE TAX DEDUCTION PROVIDED TO U.S.-BASED MANUFACTURERS BY THE AMERICAN JOBS CREATION ACT OF 2004"; and FSP FAS 109-2,"ACCOUNTING AND DISCLOSURE GUIDANCE FOR THE FOREIGN EARNINGS REPATRIATION PROVISION WITHIN THE AMERICAN JOBS CREATION ACT OF 2004." FSP FAS 109-1 clarifies that the tax deduction for domestic manufacturers under the American Jobs Creation Act of 2004 (the Act) should be accounted for as a special deduction in accordance with SFAS No. 109, "ACCOUNTING FOR INCOME TAXES." FAS 109-2 provides enterprises more time (beyond the financial-reporting period during which the Act took effect) to evaluate the Act's impact on the enterprise's plan for reinvestment or repatriation of certain foreign earnings for purposes of applying SFAS No. 109. Based on these requirements, we have approximately $500 million of cash held outside the United States, which could be eligible for the special deduction in 2005 under the Act. Due to the complexity of the repatriation provision, the Company is still evaluating the effects of the Act on our plan for repatriation of foreign earnings and the related impact to our tax provision. It is anticipated that this evaluation will be completed by the end of 2005. The range of possible amounts that we are currently considering for repatriation is between zero and $500 million. The related potential range of income tax is between zero and $26.0 million.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
Our liquidity and cash flows remained strong during 2004. Cash provided by operating activities was $604.3 million for 2004, up $130.0 million from 2003 due primarily to increased earnings and an increase in the tax benefit realized from the exercise of employee stock options. Offsetting these improvements was an increase in our accounts receivable and inventory levels. Accounts receivable increased in 2004 as the result of higher sales volumes, timing of sales and a higher portion of sales mix coming from international customers who traditionally have longer payment cycles. Our day sales outstanding increased to 94 days at December 31, 2004 from 88 days at December 31, 2003. Our increase in inventory was primarily the result of maintaining higher finished goods inventory levels to support our higher sales volumes. Our inventory, expressed as the number of days of cost of sales on hand, declined from 188 days at the end of 2003 to 176 days at the end of 2004. Our cash flow generated from operations in 2004 was used to further strengthen our balance sheet and fund the acquisitions of Epicor and IBI. Cash provided by operating activities was $474.3 million for 2003, up $57.1 million from 2002 due primarily to increased earnings and an increase in the tax benefit realized from the exercise of employee stock options. Offsetting these improvements was an increase in our finished goods inventory levels as a result of fourth quarter 2003 new product launches. We expect to use our future cash flows to fund internal development opportunities, reduce our debt and fund acquisitions, including the acquisition of ESI and Velocimed and our minority investment in ProRhythm, Inc. in January 2005.

At December 31, 2004, a substantial portion of our cash and cash equivalents were held by our non-U.S. subsidiaries. These funds are only available for use by our U.S. operations if they are repatriated into the United States. On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law by the President of the United States. The Act allows U.S. corporations a one-time deduction of 85% of certain "cash dividends" received from controlled foreign corporations. The deduction is available to corporations during the tax year that includes October 22, 2004 or in the immediately subsequent tax year. According to the Act, the amount of eligible dividends is limited to $500 million or the amount described as permanently reinvested earnings outside the United States in the most recent audited financial statements filed with the SEC on or before June 30, 2003. Based on these requirements, the Company has approximately $500 million of cash held outside the United States, which could be eligible for the special deduction in 2005. Due to the complexity of the repatriation provision, we are evaluating the effects of the Act on our plan for repatriation of foreign earnings and the related impact to our tax provision. It is anticipated that this evaluation will be completed by the end of 2005.

COMMITMENTS AND CONTINGENCIES
On January 12, 2005, we made an initial equity investment of $12.5 million pursuant to the Purchase and Option Agreement and the Merger Agreement, entered into with ProRhythm. Under the terms of the Purchase and Option Agreement, we have the option to make, or ProRhythm can require, us to make an additional $12.5 million equity investment through January 31, 2006 upon completion of specific clinical and regulatory milestones.

The ProRhythm Purchase and Option Agreement also provides us with the exclusive right, but not the obligation, through the later of 3 months after the date ProRhythm delivers certain clinical trial data or March 31, 2007, to acquire ProRhythm for $125 million in cash consideration payable to the ProRhythm stockholders (other than the Company) pursuant to the terms and conditions set forth in the merger agreement, with additional cash consideration payable to the ProRhythm stockholders (other than the Company) after the consummation of the acquisition, if ProRhythm achieves certain performance-related milestones.

Under the terms of the IBI purchase agreement, we are obligated to pay contingent consideration of up to $13.0 million to the non-St. Jude Medical shareholders if IBI receives approval by certain specified dates in 2005 and 2006 from the FDA of certain EP catheter ablation systems currently in development.

We also have contingent commitments to acquire various businesses involved in the distribution of our products that could total approximately $54 million in aggregate during 2004 to 2010, provided that certain contingencies are satisfied. The purchase prices of the individual businesses range from approximately $0.4 million to $5.8 million.

SHARE REPURCHASES
On July 22, 2003, the Board of Directors authorized a share repurchase program of up to $500 million of our outstanding common stock and the establishment of a $500 million credit facility. On August 7, 2003, we repurchased approximately
18.5 million shares, or about five percent of our outstanding common stock, for $500 million under a privately-negotiated transaction with an investment bank. The investment bank borrowed the 18.5 million shares to complete the transaction and purchased replacement shares in the open market over a three month period which ended November 7, 2003. We entered into a related accelerated stock buyback contract with the same investment bank which, in return for a separate payment to the investment bank, included a price-protection feature. The price-protection feature provided that if the investment bank's per share purchase price of the replacement shares was lower than the initial share purchase price for the 18.5 million shares ($27.03), then the investment bank would, at our election, make a payment or deliver additional shares to us in the amount of the difference between the initial share purchase price and their replacement price, subject to a maximum amount. In addition, the price-protection feature provided that if the investment bank's replacement price was greater than the initial share purchase price, we would not be required to make any further payments. On November 7, 2003, the investment bank completed its purchase of replacement shares. The market price of our shares during this replacement period exceeded the initial purchase price, resulting in no additional exchange of consideration.

On October 11, 2004, the Board of Directors authorized a share repurchase program of up to $300 million of our outstanding common stock. The share repurchases can be made through transactions in the open market and/or privately negotiated transactions, including the use of options, futures, swaps and accelerated share repurchase contracts. This authorization expires on December 31, 2006. We did not repurchase any of our common stock during 2004.

DEBT AND CREDIT FACILITIES
On April 1, 2003, we borrowed 24.6 billion Japanese Yen, or approximately $208 million, under a short-term, unsecured bank credit agreement to partially finance the Getz Japan acquisition. Borrowings under this agreement bore interest at an average rate of 0.58% per annum and were repaid in May 2003.

In May 2003, we issued 7-year, 1.02% unsecured notes totaling 20.9 billion Yen or $200.9 million at December 31, 2004. Interest payments are required on a semi-annual basis and the entire principal balance is due in May 2010. We also obtained a short-term, unsecured bank credit agreement that provided for borrowings of up to 3.8 billion Yen and was due in May 2004. Borrowings under the short-term, bank credit agreement bore interest at the floating Yen London InterBank Offered Rate (LIBOR) plus 0.50% per annum. The balance outstanding at December 31, 2003 was $12.1 million. We repaid the remaining borrowings under the short-term, unsecured bank credit agreement in April 2004.

In July 2003, we obtained a $400 million short-term revolving credit facility. Borrowings under this facility bore interest at an average rate of 1.73% per annum and were repaid in September 2003.

In September 2003, we obtained a $350 million unsecured revolving credit agreement with a consortium of lenders that expires in September 2008. This credit facility bears interest at the United States Dollar LIBOR plus 0.60% per annum, subject to adjustment in the event of a change in the Company's debt ratings. The credit agreement creates a $350 million unsecured revolving credit facility that we can draw upon for general corporate purposes or use to support our commercial paper program. There were no outstanding borrowings under this credit facility at December 31, 2004 and 2003.

During September 2003, we began issuing short-term, unsecured commercial paper with maturities up to 270 days. These commercial paper borrowings bear interest at varying market rates. The balance of commercial paper borrowings outstanding at December 31, 2004 and 2003 was $33.9 million and $157.4 million, respectively. The weighted average effective interest rate at December 31, 2004 and 2003 was 2.3% and 1.2%, respectively, and the weighted average original maturity of commercial paper outstanding was 12 and 67 days, respectively.

In May 2004, we obtained a 1.0 billion Yen credit facility that expires in June 2005. Borrowings under the credit facility bear interest at the floating Tokyo InterBank Offered Rate (TIBOR) plus 0.50% per annum. There were no outstanding borrowings under this credit facility at December 31, 2004.

In September 2004, we entered into a $400 million unsecured revolving credit agreement with a consortium of lenders that expires in September 2009. The credit agreement creates a $400 million unsecured revolving credit facility that we can draw upon for general corporate purposes or use to support our commercial paper program. This credit agreement replaced a $150 million credit agreement which expired in September 2004. Borrowings under the credit agreement bear interest at United States Dollar LIBOR plus 0.39%, or in the event over half of the facility is drawn on, LIBOR plus 0.515%, in each case subject to adjustment in the event of a change in the our credit ratings. There were no outstanding borrowings under this credit facility at December 31, 2004.

We classify all of our commercial paper borrowings as long-term on the balance sheet as we have the ability to repay any short-term maturity with available cash from our existing long-term, committed credit facilities. We continually review our cash flow projections and may from time to time repay a portion of the borrowings.

Our 7-year, 1.02% notes, short-term bank credit agreement and revolving credit facilities contain various operating and financial covenants. Specifically, we must have a ratio of total debt to total capitalization not exceeding 55%, have a leverage ratio (defined as the ratio of total debt to EBITDA (net earnings before interest, income taxes, depreciation and amortization) and the ratio of total debt to EBIT (net earnings before interest and income taxes)) not exceeding 3.0 to 1.0, and an interest coverage ratio (defined as the ratio of EBITDA to interest expense and the ratio of EBIT to interest expense) not less than 3.0 to 1.0 and 3.5 to 1.0 for our 1.02% notes and revolving credit facilities, respectively. We also have limitations on additional liens or indebtedness and limitations on certain acquisitions, investments and dispositions of assets. However, these agreements do not include provisions for the termination of the agreements or acceleration of repayment due to changes in our credit ratings. We were in compliance with all of our debt covenants at December 31, 2004.

We believe that our existing cash balances, available borrowings under our committed credit facilities of up to $750 million and future cash generated from operations will be sufficient to meet our working capital and capital investment needs over the next twelve months and in the foreseeable future thereafter. Should suitable investment opportunities arise, we believe that our earnings, cash flows and balance sheet position will permit us to obtain additional debt financing or equity capital, if necessary.

OFF-BALANCE SHEET ARRANGEMENTS
We have no off-balance sheet financing arrangements other than operating leases for various facilities and equipment as noted below in the table of contractual obligations and other commitments.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS
Presented below is a summary of our contractual obligations and other commitments as of December 31, 2004 (in thousands):

                                                                        PAYMENTS DUE BY PERIOD
                                           --------------------------------------------------------------------------
                                                               Less than           1-3            4-5        After 5
                                                    Total         1 Year         Years          Years          Years
---------------------------------------------------------------------------------------------------------------------
Long-term debt (1)                                234,865             --            76         33,900        200,889
Operating leases (2)                               71,909         16,006        21,599         16,579         17,725
Purchase commitments (2)(3)                       190,320        183,080         7,152             88             --
Contingent acquisitions (2)(4)                    372,173        345,639        21,714          2,120          2,700
---------------------------------------------------------------------------------------------------------------------
     Total                                       $869,267       $544,725      $ 50,541       $ 52,687       $221,314
---------------------------------------------------------------------------------------------------------------------

(1) LONG-TERM DEBT INCLUDES $200.9 MILLION OF LONG-TERM NOTES DUE IN MAY 2010 AND $33.9 MILLION OF COMMERCIAL PAPER BORROWINGS THAT ARE BACKED BY OUR COMMITTED CREDIT FACILITIES THAT EXPIRE IN SEPTEMBER 2008 AND 2009. WE MAY REPAY THE COMMERICAL PAPER BORROWINGS PRIOR TO THE EXPIRATION OF OUR LONG-TERM COMMITTED CREDIT FACILITY.

(2) IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES, THESE OBLIGATIONS ARE NOT RECORDED IN THE CONSOLIDATED BALANCE SHEET.

(3) THESE AMOUNTS INCLUDE COMMITMENTS FOR INVENTORY PURCHASES AND CAPITAL EXPENDITURES THAT DO NOT EXCEED OUR PROJECTED REQUIREMENTS OVER THE RELATED TERMS AND ARE IN THE NORMAL

(4) THESE AMOUNTS INCLUDE A $25 MILLION COMMITMENT TO MAKE A PREFERRED STOCK INVESTMENT IN PRORHYTHM, INC IN 2005, A $280.5 MILLION COMMITMENT TO COMPLETE THE ACQUISITION OF ESI IN 2005, AND CONTINGENT PURCHASE CONSIDERATION CONSUMMATED UNDER THE IBI ACQUISITION OF $13.0 MILLION AS WELL AS CONTINGENT COMMITMENTS TO ACQUIRE VARIOUS BUSINESS INVOLVED IN THE DISTRIBUTION OF OUR PRODUCTS. WHILE IT IS NOT CERTAIN IF AND/OR WHEN THESE PAYMENTS WILL BE MADE, WE HAVE INCLUDED THE PAYMENTS IN THE TABLE BASED ON OUR ESTIMATE OF THE EARLIEST DATE WHEN THE MILESTONE OR CONTINGENCIES MAY BE MET.

DIVIDENDS
We did not declare or pay any cash dividends during 2004, 2003 or 2002. We currently intend to utilize our earnings for operating and investment purposes.

CAUTIONARY STATEMENTS
In this discussion and in other written or oral statements made from time to time, we have included and may include statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent our belief regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. These statements relate to our future plans and objectives, among other things. By identifying these statements for you in this manner, we are alerting you to the possibility that actual results may differ, possibly materially, from the results indicated by these forward-looking statements. We undertake no obligation to update any forward-looking statements.

Various factors contained in the previous discussion and those described below may affect our operations and results. We believe the most significant factors that could affect our future operations and results are set forth in the list below. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties.

1. Legislative or administrative reforms to the U.S. Medicare or Medicaid systems or similar reforms of international reimbursement systems in a manner that significantly reduces reimbursement for procedures using our medical devices or denies coverage for such procedures. Adverse decisions relating to our products by administrators of such systems in coverage or reimbursement issues.
2. Acquisition of key patents by others that have the effect of excluding us from market segments or require us to pay royalties.
3. Economic factors, including inflation, changes in interest rates and changes in foreign currency exchange rates.
4. Product introductions by competitors which have advanced technology, better features or lower pricing.
5. Price increases by suppliers of key components, some of which are sole-sourced.
6. A reduction in the number of procedures using our devices caused by cost-containment pressures or preferences for alternate therapies.
7. Safety, performance or efficacy concerns about our marketed products, many of which are expected to be implanted for many years, leading to recalls and/or advisories with the attendant expenses and declining sales.
8. Changes in laws, regulations or administrative practices affecting government regulation of our products, such as FDA laws and regulations, that increase pre-approval testing requirements for products or impose additional burdens on the manufacture and sale of medical devices.
9. Regulatory actions arising from the concern over Bovine Spongiform Encephalopathy (BSE), sometimes referred to as "mad cow disease", that have the effect of limiting the Company's ability to market products using collagen, such as Angio-SealTM, or that impose added costs on the procurement of collagen.
10. Difficulties obtaining, or the inability to obtain, appropriate levels of product liability insurance.
11. The ability of our Silzone(R) product liability insurers, especially Kemper, to meet their obligations to us.
12. A serious earthquake affecting our facilities in Sunnyvale or Sylmar, California, or a hurricane affecting our operations in Puerto Rico.
13. Healthcare industry consolidation leading to demands for price concessions or the exclusion of some suppliers from significant market segments.
14. Adverse developments in litigation including product liability litigation, patent litigation or other intellectual property litigation.

REPORT OF MANAGEMENT

MANAGEMENT'S REPORT ON THE FINANCIAL STATMENTS

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

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation as of December 31, 2004, the Chief Executive Officer
(CEO) and the Chief Financial Officer (CFO) of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the Company's management, including the CEO and the CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, the CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

AUDIT COMMITTEE OVERSIGHT

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




/s/ DANIEL J. STARKS
-----------------------------------------------------
Daniel J. Starks
Chairman, President and Chief Executive Officer




/s/ JOHN C. HEINMILLER
-----------------------------------------------------
John C. Heinmiller
Executive Vice President and Chief Financial Officer

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


BOARD OF DIRECTORS AND SHAREHOLDERS OF ST. JUDE MEDICAL, INC.


We have audited management's assessment, included in the section of the accompanying Report of Management entitled Management's Report on Internal Control Over Financial Reporting, that St. Jude Medical, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). St. Jude Medical, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that St. Jude Medical, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, St. Jude Medical, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets St. Jude Medical, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2004 and our report dated February 16, 2005 expressed an unqualified opinion thereon.


/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
February 16, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of St. Jude Medical, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2005 expressed an unqualified opinion thereon..


/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
February 16, 2005

CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

FISCAL YEAR ENDED DECEMBER 31,                                              2004                    2003                  2002
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                            $ 2,294,173             $ 1,932,514           $ 1,589,929
Cost of sales:
   Cost of sales before special charges                                  666,977                 603,091               505,946
   Special charges                                                        12,073                      --                    --
-------------------------------------------------------------------------------------------------------------------------------
Total cost of sales                                                      679,050                 603,091               505,946
-------------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                        1,615,123               1,329,423             1,083,983

Selling, general and administrative expense                              759,320                 632,395               513,691
Research and development expense                                         281,935                 241,083               200,337
Purchased in-process research and development charges                      9,100                      --                    --
Special charges                                                           28,810                      --                    --
-------------------------------------------------------------------------------------------------------------------------------
    Operating profit                                                     535,958                 455,945               369,955

Other income (expense)                                                     1,234                    (838)                3,403
-------------------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes                                         537,192                 455,107               373,358

Income tax expense                                                       127,258                 118,328                97,073
-------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                         $   409,934             $   336,779           $   276,285
===============================================================================================================================

===============================================================================================================================
NET EARNINGS PER SHARE:
      Basic                                                          $      1.16             $      0.95           $      0.78
      Diluted                                                        $      1.10             $      0.91           $      0.75
WEIGHTED AVERAGE SHARES OUTSTANDING:
      Basic                                                              353,454                 353,913               353,140
      Diluted                                                            370,992                 370,753               366,004
===============================================================================================================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

DECEMBER 31,                                                                            2004               2003
----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                        $   688,040        $   461,253
Accounts receivable, less allowances for doubtful accounts                           630,983            501,759
Inventories                                                                          330,873            311,761
Deferred income taxes                                                                 92,757            112,376
Other                                                                                120,564            105,188
----------------------------------------------------------------------------------------------------------------
    Total current assets                                                           1,863,217          1,492,337

PROPERTY, PLANT AND EQUIPMENT
Land, buildings and improvements                                                     155,975            145,405
Machinery and equipment                                                              473,486            431,839
Diagnostic equipment                                                                 182,748            173,851
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment at cost                                                812,209            751,095
Less accumulated depreciation                                                       (485,228)          (449,442)
----------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                                326,981            301,653

OTHER ASSETS
Goodwill                                                                             593,799            407,013
Other intangible assets, net                                                         207,096            154,404
Other                                                                                239,654            198,075
----------------------------------------------------------------------------------------------------------------
    Total other assets                                                             1,040,549            759,492
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $ 3,230,747        $ 2,553,482
================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt                                                                  $        --        $    12,115
Accounts payable                                                                     135,499            128,206
Income taxes payable                                                                 101,257             72,376
Accrued expenses
    Employee compensation and related benefits                                       235,752            190,152
    Other                                                                            132,885            107,466
----------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                        605,393            510,315

LONG-TERM DEBT                                                                       234,865            351,813

DEFERRED INCOME TAXES                                                                 56,561             89,719

COMMITMENTS AND CONTINGENCIES                                                             --                 --

SHAREHOLDERS' EQUITY
Preferred stock                                                                           --                 --
Common stock (358,760,693 and 346,028,334 shares issued and
    outstanding at December 31, 2004 and 2003, respectively)                          35,876             34,602
Additional paid-in capital                                                           277,147             18,326
Retained earnings                                                                  1,951,821          1,541,887
Accumulated other comprehensive income (loss):
    Cumulative translation adjustment                                                 53,851             (4,246)
    Unrealized gain on available-for-sale securities                                  15,233             11,066
----------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                     2,333,928          1,601,635
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $ 3,230,747        $ 2,553,482
================================================================================================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                 COMMON STOCK                                      ACCUMULATED
                                          -----------------------   ADDITIONAL                           OTHER             TOTAL
                                            NUMBER OF                  PAID-IN        RETAINED   COMPREHENSIVE     SHAREHOLDERS'
                                               SHARES      AMOUNT      CAPITAL        EARNINGS    INCOME (LOSS)           EQUITY
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2002                348,837,424    $ 34,884    $ 108,563     $ 1,134,909       $ (94,611)      $ 1,183,745
Comprehensive income:
  Net earnings                                                                         276,285                           276,285
  Other comprehensive income:
    Unrealized loss on investments,
      net of taxes of $(3,021)                                                                          (4,930)           (4,930)
    Foreign currency translation
      adjustment, net of taxes of $4,291                                                                30,393            30,393
                                                                                                                     ------------
    Other comprehensive income                                                                                            25,463
                                                                                                                     ------------
Comprehensive income                                                                                                     301,748
                                                                                                                     ============
Common stock issued under stock
  plans and other, net                      7,218,834         722       65,283                                            66,005
Tax benefit from stock plans                                            25,229                                            25,229
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002              356,056,258      35,606      199,075       1,411,194         (69,148)        1,576,727
Comprehensive income:
  Net earnings                                                                         336,779                           336,779
  Other comprehensive income:
    Unrealized gain on investments,
      net of taxes of $4,183                                                                             6,826             6,826
    Foreign currency translation
      adjustment, net of taxes of $16,71                                                                69,142            69,142
                                                                                                                     ------------
    Other comprehensive income                                                                                            75,968
                                                                                                                     ------------
Comprehensive income                                                                                                     412,747
                                                                                                                     ============
Common stock issued under stock
  plans and other, net                      8,469,166         846       88,856                                            89,702
Tax benefit from stock plans                                            42,484                                            42,484
Common stock repurchased,
  including related costs                 (18,497,090)     (1,850)    (312,089)       (206,086)                         (520,025)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003              346,028,334      34,602       18,326       1,541,887           6,820         1,601,635
Comprehensive income:
  Net earnings                                                                         409,934                           409,934
  Other comprehensive income:
    Unrealized gain on investments,
      net of taxes of $3,034                                                                             4,167             4,167
    Foreign currency translation
      adjustment, net of taxes of $8,270                                                                58,097            58,097
                                                                                                                     ------------
    Other comprehensive income                                                                                            62,264
                                                                                                                     ------------
Comprehensive income                                                                                                     472,198
                                                                                                                     ============
Common stock issued under stock
  plans and other, net                     12,732,359       1,274      144,869                                           146,143
Tax benefit from stock plans                                           113,952                                           113,952
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004              358,760,693    $ 35,876    $ 277,147     $ 1,951,821       $  69,084       $ 2,333,928
=================================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

FISCAL YEAR ENDED DECEMBER 31                                                       2004             2003             2002
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                                 $   409,934       $  336,779        $ 276,285
Adjustments to reconcile net earnings to net cash from operating activities:
      Depreciation                                                                68,294           64,695           67,224
      Amortization                                                                17,461           11,988            7,696
      Equity losses in Epicor Medical, Inc., net of income taxes                     962            2,612               --
      Equity losses in Irvine Biomedical, Inc., net of income taxes                  780               --               --
      Purchased in-process research and development charges                        9,100               --               --
      Special charges                                                             40,883               --               --
      Deferred income taxes                                                       (9,340)          33,146           37,695
      Changes in operating assets and liabilities, net of business acquisitions:
         Accounts receivable                                                    (102,405)         (31,315)         (39,146)
         Inventories                                                             (14,209)         (17,388)          15,784
         Other current assets                                                        164          (40,273)          (8,719)
         Accounts payable and accrued expenses                                    25,793           52,714           48,376
         Income taxes payable                                                    156,865           61,327           12,005
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                        604,282          474,285          417,200

INVESTING ACTIVITIES
Purchases of property, plant and equipment                                       (89,468)         (49,565)         (62,176)
Proceeds from sale or maturity of marketable securities                               --               --            7,000
Business acquisition payments, net of cash acquired                             (249,941)        (230,839)         (29,500)
Minority investment in Epicor Medical, Inc.                                           --          (15,505)              --
Other                                                                            (68,399)         (50,691)         (31,088)
---------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                           (407,808)        (346,600)        (115,764)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued                         146,143           89,702           66,005
Common stock repurchased, including related costs                                     --         (520,025)              --
Net (payments) / borrowings under short-term debt facilities                     (11,964)           9,454               --
Issuance of long-term notes                                                           --          173,350               --
Borrowings under debt facilities                                               2,285,775        1,111,450          352,000
Payments under debt facilities                                                (2,409,200)        (954,050)        (475,128)
===========================================================================================================================
NET CASH PROVIDED BY / (USED IN) FINANCING ACTIVITIES                             10,754          (90,119)         (57,123)

Effect of currency exchange rate changes on cash and cash equivalents             19,559           21,827            9,212
---------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND EQUIVALENTS                                             226,787           59,393          253,525
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   461,253          401,860          148,335
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $   688,040       $  461,253        $ 401,860
===========================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
===========================================================================================================================
Cash paid during the year for:
   Interest                                                                  $     5,158       $    3,557        $   1,473
   Income taxes                                                                   24,564           57,217           51,243
===========================================================================================================================


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

CS
    o    mechanical and tissue heart valves,
    o    valve repair products, and
    o    epicardial ablation systems

C/VA
    o    vascular closure devices,
    o    angiography catheters,
    o    guidewires, and
    o    hemostasis introducers

The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company's products are the United States, Europe and Japan.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. As a result of the acquisition of the remaining capital stock of Epicor Medical, Inc. (Epicor) in June 2004, the Company, in accordance with step-acquisition accounting treatment, retroactively adjusted the historical financial statements to reflect the portion of Epicor's operating losses attributable to the Company's ownership from the date of its original investment until the final purchase and the Company's portion of in-process research and development that would have been recognized as of the date of the original investment. These amounts totaled $2.6 million, net of tax, for the year ended December 31, 2003, and were recognized in the income statement on the line item captioned other income (expense).

FISCAL YEAR: The Company utilizes a 52/53-week fiscal year ending on the Saturday nearest December 31. For simplicity of presentation, the Company describes all periods as if the year end is December 31. Fiscal years 2004 and 2002 consisted of 52 weeks and fiscal year 2003 consisted of 53 weeks.

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

MARKETABLE SECURITIES: Marketable securities consist of publicly-traded equity securities. Marketable securities are classified as available-for-sale, recorded at fair market value based upon quoted market prices and are classified with other current assets on the balance sheet. The following table summarizes the Company's available-for-sale marketable securities as of December 31 (in thousands):

                                                      2004            2003
---------------------------------------------------------------------------
Adjusted cost                                     $  9,408        $  5,826
Gross unrealized gains                              25,048          18,461
Gross unrealized losses                                 --            (613)
---------------------------------------------------------------------------
Fair value                                        $ 34,456        $ 23,674
===========================================================================

Unrealized gains and losses, net of related incomes taxes, are recorded in accumulated other comprehensive income (loss) in shareholders' equity. Realized gains and losses from the sale of marketable securities are recorded in other income (expense) and are computed using the specific identification method.

The Company's policy for assessing recoverability of its available-for-sale securities is to record a charge against net earnings when the Company determines that a decline in the fair value of a security drops below the cost basis and judges that decline to be other-than-temporary. During 2004 and 2003, the Company recorded writedowns of $1.3 and $1.0 million, respectively, on one of its equity securities, which is included in other income (expense). Other comprehensive income reclassification adjustments for realized losses on the write-down of marketable securities, net of income taxes, were $0.9 million and $0.6 million in 2004 and 2003.

ACCOUNTS RECEIVABLE: The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. The allowance for doubtful accounts was $31.3 million at December 31, 2004 and $31.9 million at December 31, 2003.

INVENTORIES: Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method.

Inventories consist of the following at December 31 (in thousands):

                                      2004                   2003
------------------------------------------------------------------
Finished goods                   $ 237,574              $ 209,236
Work in process                     33,984                 32,547
Raw materials                       59,315                 69,978
------------------------------------------------------------------
                                 $ 330,873              $ 311,761
==================================================================

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 15 to 39 years for buildings and improvements, three to seven years for machinery and equipment and five to eight years for diagnostic equipment. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from pacemaker and ICD devices. The estimated useful lives of this equipment are based on management's estimates of its usage by the physicians and healthcare professionals, factoring in new technology platforms and rollouts by the Company. To the extent that the Company experiences changes in the usage of this equipment or introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $85.8 million and $68.7 million at December 31, 2004 and 2003. Accelerated depreciation methods are used for income tax purposes.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist of customer lists and relationships, purchased technology and patents, distribution agreements and licenses and are amortized on a straight-line basis using lives ranging from 10 to 20 years. Other intangible assets also consist of trademarks which are an indefinite lived intangible asset.

Statement of Financial Accounting Standards (SFAS) No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS" (Statement 142), requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has three reporting units at December 31, 2004, consisting of its three operating segments (see Note 11). The Company tests goodwill for impairment using the two-step process prescribed in Statement 142. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete step 2 in order to measure the impairment loss. In step 2, the Company would calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference.

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

During the fourth quarters of 2004 and 2003, management completed its annual goodwill and other intangible asset impairment reviews with no impairments to the carrying values identified.

TECHNOLOGY LICENSE AGREEMENT: The Company has a technology license agreement that provides access to a significant number of patents covering a broad range of technology used in the Company's pacemaker and ICD systems. The agreement provided for payments through September 2004, at which time the Company was granted a fully paid-up license to the underlying patents which expire at various dates through the year 2014. The costs deferred under this license are recorded on the balance sheet in other long-term assets and are being recognized as an expense over the term of the underlying patents' lives.

PRODUCT WARRANTIES: The Company offers a warranty on various products, the most significant of which relate to pacemaker and ICD systems. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Changes in the Company's product warranty liability during 2004 and 2003 were as follows (in thousands):

                                                      2004            2003
---------------------------------------------------------------------------
Balance at beginning of year                      $ 15,221        $ 14,755
Warranty expense recognized                            567           3,035
Warranty credits issued                             (2,553)         (2,569)
---------------------------------------------------------------------------
Balance at end of year                            $ 13,235        $ 15,221
===========================================================================

REVENUE RECOGNITION: The Company sells its products to hospitals primarily through a direct sales force. In certain international markets, the Company sells its products through independent distributors. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. A portion of the Company's inventory is consigned at hospitals; revenue is recognized at the time the Company is notified that the consigned inventory has been used by the customer. For products that are not consigned, revenue recognition occurs upon shipment to the hospital or, in the case of distributors, when title transfers under the contract. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

RESEARCH AND DEVELOPMENT: Research and development costs are charged to expense as incurred.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D): When the Company acquires another entity, the purchase price is allocated, as applicable, between IPR&D, other intangible assets, net tangible assets and goodwill. The Company's policy defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition, in accordance with accepted valuation methods, and includes consideration of the assessed risk of the project not being developed to commercial feasible stage.

LITIGATION: The Company accrues a liability for costs related to claims, including future legal costs, settlements and judgments where it has assessed that a loss is probable and an amount can be reasonably ESTIMATED.

STOCK-BASED COMPENSATION: The Company accounts for its stock-based employee compensation plans (see Note 6) under the recognition and measurement principles of APB Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO Employees," and related Interpretations. The Company has not adopted fair value accounting for its stock-based compensation arrangements with employees at December 31, 2004. The following table illustrates the effect on net earnings and net earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," to its stock-based employee compensation (in thousands, except per share amounts):

                                                                   2004              2003             2002
-----------------------------------------------------------------------------------------------------------
Net earnings, as reported                                     $ 409,934         $ 336,779        $ 276,285

Less:  Total stock-based employee compensation
  expense determined under fair value based method
  for all awards, net of related tax effects                    (50,888)          (38,030)         (33,194)
-----------------------------------------------------------------------------------------------------------

Pro forma net earnings                                        $ 359,046         $ 298,749        $ 243,091
===========================================================================================================

===========================================================================================================
Net earnings per share:
  Basic-as reported                                              $ 1.16            $ 0.95           $ 0.78
  Basic-pro forma                                                  1.02              0.84             0.69

  Diluted-as reported                                            $ 1.10            $ 0.91           $ 0.75
  Diluted-pro forma                                                0.98              0.81             0.66
===========================================================================================================

The weighted-average fair value of options granted and the assumptions used in the Black-Scholes option-pricing model are as follows:

                                              2004          2003         2002
------------------------------------------------------------------------------
Fair value of options granted              $ 12.79        $ 10.88       $ 6.48
Assumptions used:
  Expected life (years)                          5             5            5
  Risk-free rate of return                    3.5%          3.2%         3.3%
  Volatility                                 29.0%         35.0%        35.0%
  Dividend yield                                0%            0%           0%
==============================================================================

NET EARNINGS PER SHARE: Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares during the period, exclusive of restricted shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive securities.

The table below sets forth the computation of basic and diluted net earnings per share (in thousands, except per share amounts).

                                                              2004            2003             2002
----------------------------------------------------------------------------------------------------
Numerator:
  Net earnings                                           $ 409,934       $ 336,779        $ 276,285

Denominator:
  Basic-weighted average shares outstanding                353,454         353,913          353,140
  Effect of dilutive securities:
    Employee stock options                                  17,525          16,819          12,820
    Restricted shares                                           13              21              44
----------------------------------------------------------------------------------------------------
  Diluted-weighted average shares outstanding              370,992         370,753          366,004
====================================================================================================
Basic net earnings per share                             $    1.16       $    0.95        $    0.78
====================================================================================================
Diluted net earnings per share                           $    1.10       $    0.91        $    0.75
====================================================================================================


Diluted-weighted average shares outstanding have not been adjusted for certain employee stock options and awards where the effect of those securities would have been anti-dilutive.

FOREIGN CURRENCY TRANSLATION: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect throughout the year. Assets and liabilities of foreign operations are translated at period-end exchange rates. Gains and losses from translation of net assets of foreign operations, net of related income taxes, are recorded in accumulated other comprehensive income. Foreign currency transaction gains and losses are included in other income (expense).

NEW ACCOUNTING PRONOUNCEMENTS: In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), SHARE-BASED PAYMENT, which is a revision of FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Statement 123(R) supersedes APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO Employees, and amends FASB Statement No. 95, STATEMENT OF CASH FLOWS. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) REQUIRES all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. We expect to adopt Statement 123(R) on July 1, 2005. The Company plans to adopt Statement 123(R) using the modified prospective method. The "modified prospective" method is a method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options.
 Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our consolidated results of operations, although it will have no impact on our overall financial position. The impact of adopting Statement 123(R) on future period earnings cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share.

In December 2004, the FASB issued two FASB staff positions (FSP): FSP FAS
109-1, "APPLICATION OF FASB STATEMENT NO. 109, ACCOUNTING FOR INCOME TAXES, FOR THE TAX DEDUCTION PROVIDED TO U.S.-BASED MANUFACTURERS BY THE AMERICAN JOBS CREATION ACT OF 2004"; and FSP FAS 109-2,"ACCOUNTING AND DISCLOSURE GUIDANCE FOR THE FOREIGN EARNINGS REPATRIATION PROVISION WITHIN THE AMERICAN JOBS CREATION ACT OF 2004." FSP FAS 109-1 clarifies that the tax deduction for domestic manufacturers under the American Jobs Creation Act of 2004 (the Act) should be accounted for as a special deduction in accordance with SFAS No. 109, "ACCOUNTING FOR INCOME TAXES." FAS 109-2 provides enterprises more time (beyond the financial-reporting period during which the Act took effect) to evaluate the Act's impact on the enterprise's plan for reinvestment or repatriation of certain foreign earnings for purposes of applying SFAS No. 109. Based on these requirements, the Company has approximately $500 million of cash held outside the United States which could be eligible for the special deduction in 2005 under the Act. Due to the complexity of the repatriation provision, the Company is still evaluating the effects of the Act on our plan for repatriation of foreign earnings and the related impact to our tax provision. It is anticipated that this evaluation will be completed by the end of 2005. The range of possible amounts that the Company is currently considering to be eligible for repatriation is between zero and $500 million. The related potential range of income tax is between zero and $26.0 million.

NOTE 2--ACQUISITIONS AND MINORITY INVESTMENT

ACQUISITIONS: On February 15, 2005, the Company announced that it signed a definitive agreement to acquire the business of Velocimed, for $82.5 million less approximately $8.5 million of cash expected to be on hand at Velocimed at closing plus additional contingent payments tied to revenues in excess of minimum future targets, and a milestone payment upon U.S. Food and Drug Administration (FDA) approval of the Premere(TM) patent foramen ovale closure system. Velocimed is a privately held company which develops and manufactures specialty interventional cardiology devices. The first additional contingent payment contemplated under the agreement would be paid in March 2007. The results of operations of the Velocimed business acquisition are expected to be included in the Company's consolidated results of operations beginning in the second quarter of 2005.

On January 13, 2005, the Company completed its acquisition of Endocardial Solutions, Inc. (ESI) for $280.5 million, which includes closing costs less $8.2 million of cash acquired. ESI had been publicly traded on the NASDAQ market under the ticker symbol ECSI. ESI develops, manufactures, and markets the EnSite(R) System used for the navigation and localization of diagnostic and therapeutic catheters used by physician specialists to diagnose and treat cardiac rhythm disorders. The Company expects to record a purchased in-process R&D charge of approximately $12.0 million associated with the completion of this transaction in the first quarter of 2005. The results of operations of ESI will be included in the Company's consolidated results of operations beginning in the first quarter of 2005.

On October 7, 2004, the Company completed its acquisition of the remaining capital stock of Irvine Biomedical, Inc. (IBI), a privately held company which develops and sells electrophysiology (EP) catheter products used by physician specialists to diagnose and treat cardiac rhythm disorders. In April 2003, the Company had acquired a minority investment of 14% in IBI through the Company's acquisition of Getz Bros. Co., Ltd. (Getz Japan). The Company paid approximately $50.6 million to acquire the remaining 86% of IBI capital stock it did not already own. The Company considered the future cash flows of the business when it negotiated the purchase price of IBI. This amount was net of cash acquired from IBI as well as consideration from the exercise of IBI stock options. The original investment of $4.5 million was accounted for under the cost method until the date the remaining shares were purchased. As a result, the Company did not recognize any portion of IBI's losses during this period. At the date of the subsequent acquisition, in accordance with step-acquisition accounting treatment, the Company recorded a $0.8 million charge, net of tax, which represents the portion of IBI's losses attributable to the Company's ownership from the date of the purchase of Getz Japan until the final acquisition of IBI. This amount was not reflected retroactively to prior periods as it was not material. Net consideration paid for the total acquisition was $54.8 million, which includes closing costs less $5.9 million of cash acquired.

The Company recorded a purchased in-process R&D charge of $9.1 million in the fourth quarter of 2004 associated with the completion of this transaction.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of the IBI acquisition (in thousands):

=========================================================================
Current assets                                                  $  6,695
Goodwill                                                          21,745
Purchased technology                                              26,400
Purchased In-Process Research and Development                      9,100
Other long-term assets                                             1,452
-------------------------------------------------------------------------
   Total assets acquired                                        $ 65,392

Deferred income taxes                                           $  7,588
Current liabilities                                                3,850
-------------------------------------------------------------------------
   Total liabilities assumed                                    $ 11,438
-------------------------------------------------------------------------
Net assets acquired                                             $ 53,954
=========================================================================

The goodwill recorded as a result of the IBI acquisition is not deductible for income tax purposes and was allocated entirely to the Company's Daig reportable segment. The Company acquired IBI to strengthen its product portfolio of products used to treat heart rhythm disorders. The goodwill recognized as part of the acquisition represents future product opportunities that did not have regulatory approval at the date of acquisition and is not deductible for tax purposes. In connection with the acquisition of IBI, the Company also recorded purchased technology valued at $26.4 million that has a useful life of 12 and 14 years for developed and core technology, respectively. In addition, the purchase agreement provides for additional contingent purchase consideration of up to $13.0 million to the non-St. Jude Medical shareholders if IBI receives approval by certain specified dates in 2005 and 2006 from the FDA of certain EP catheter ablation systems currently in development. All future payments will be recorded as additional goodwill.

On June 8, 2004, the Company completed its acquisition of the remaining capital stock of Epicor, a company focused on developing products which use high intensity focused ultrasound (HIFU) to ablate cardiac tissue. In May 2003, the Company made an initial $15.0 million minority investment in Epicor and acquired an option to purchase the remaining ownership of Epicor prior to June 30, 2004 for $185.0 million. The Company considered the future cash flows of the business when it negotiated the purchase price of Epicor. Pursuant to the option, the Company paid $185.0 million in cash to acquire the remaining outstanding capital stock of Epicor on June 8, 2004. The original investment was accounted for under the cost method until the date the remaining shares were purchased. As a result, the Company did not recognize any portion of Epicor's losses during this period. At the date of the subsequent acquisition, in accordance with step-acquisition accounting treatment, the Company's historical financial statements were adjusted retroactively to reflect the portion of Epicor's operating losses attributable to the Company's ownership from the date of the original investment until the final purchase and the Company's portion of in-process research and development that would have been recognized as of the date of the original investment. These amounts totaled $3.6 million, net of tax, for the period described, and were recognized in the income statement on the line item captioned other income (expense). Net consideration paid for the total acquisition was $198.0 million, which includes closing costs less $2.4 million of cash acquired.

The Company acquired Epicor to strengthen its product portfolio of products used to treat heart rhythm disorders. The goodwill recognized as part of the acquisition represents future product opportunities that did not have regulatory approval at the date of acquisition and is not deductible for tax purposes. The goodwill recognized in connection with the Epicor acquisition was allocated entirely to the Company's Cardiac Rhythm Management/Cardiac Surgery (CRM/CS) reportable segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of the Epicor acquisition (in thousands):

===============================================================================
Current assets                                                       $   2,867
Goodwill                                                               159,121
Purchased technology                                                    21,700
Deferred income taxes                                                   15,086
Other long-term assets                                                     743
-------------------------------------------------------------------------------
   Total assets acquired                                             $ 199,517

Current liabilities                                                  $   2,707
-------------------------------------------------------------------------------
   Total liabilities assumed                                         $   2,707
-------------------------------------------------------------------------------
Net assets acquired                                                  $ 196,810
===============================================================================

In connection with the acquisition of Epicor, the Company recorded purchased technology valued at $21.7 million that has a useful life of 12 years. The Epicor acquisition did not provide for the payment of any contingent consideration.

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

The Company acquired Getz Japan and Getz Australia (collectively referred to as
Getz) in order to further strengthen its presence in the Japanese and Australian medical technology markets. The purchase price for Getz was based on the future cash flows of the businesses. In addition, Getz Japan had equity securities which traded on a Japanese stock exchange. The goodwill recognized as part of the Getz acquisitions relates primarily to the operating efficiencies that these businesses were able to achieve and the increased levels of efficiencies anticipated in the future as the Company expands its presence in the Japanese and Australian medical technology markets. The goodwill recorded in connection with the Getz acquisitions was allocated entirely to the Company's Cardiac Rhythm Management/Cardiac Surgery (CRM/CS) reportable segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of these acquisitions (in thousands):

===============================================================================
Current assets                                                       $ 124,961
Goodwill                                                                67,465
Intangible assets                                                       64,106
Other long-term assets                                                  33,945
-------------------------------------------------------------------------------
   Total assets acquired                                             $ 290,477

Current liabilities                                                  $  27,724
Deferred income taxes                                                   25,390
-------------------------------------------------------------------------------
   Total liabilities assumed                                         $  53,114
-------------------------------------------------------------------------------
Net assets acquired                                                  $ 237,363
===============================================================================

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

The Getz acquisitions did not provide for the payment of any contingent consideration. The third-party appraisal used by the Company for purposes of the purchase price allocation did not include any in-process research and development. There are no material unresolved items relating to the purchase price allocation.

During 2004, 2003 and 2002, the Company also acquired various businesses involved in the distribution of the Company's products. Aggregate consideration paid in cash during 2004, 2003 and 2002 was $21.8 million, $5.4 million and $24.5 million, respectively.

In December 2002, the Company acquired the assets of a catheter business for $5 million in cash. Substantially the entire purchase price was allocated to technology and patents with estimated useful lives of 15 years.

The results of operations of the above-mentioned business acquisitions have been included in the Company's consolidated results of operations since the date of acquisition. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in aggregate.

MINORITY INVESTMENT: On January 12, 2005, the Company made an initial equity investment of $12.5 million pursuant to the Preferred Stock Purchase and Acquisition Option Agreement (the Purchase and Option Agreement) and an Agreement and Plan of Merger (the Merger Agreement) entered into with ProRhythm, Inc., (ProRhythm). The initial investment equated to a 9% ownership interest and is accounted for under the cost method. ProRhythm is developing a HIFU catheter-based ablation system for the treatment of AF. Under the terms of the Purchase and Option Agreement, the Company has the option to make, or ProRhythm can require, an additional $12.5 million equity investment through January 31, 2006 upon completion of specific clinical and regulatory milestones.

The Purchase and Option Agreement also provides that the Company has the exclusive right, but not the obligation, through the later of 3 months after the date ProRhythm delivers certain clinical trial data or March 31, 2007 to acquire ProRhythm for $125 million in cash consideration payable to the ProRhythm stockholders (other than the Company) pursuant to the terms and conditions set forth in the Merger Agreement (the Merger), with additional cash consideration payable to the ProRhythm stockholders (other than the Company) after the consummation of the acquisition, if ProRhythm achieves certain performance-related milestones.

NOTE 3--GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for each of the Company's reportable segments for the fiscal year ended December 31, 2004 are as follows (in thousands):

                                                           CRM/CS            DAIG             TOTAL
----------------------------------------------------------------------------------------------------
Balance at December 31, 2003                            $ 352,144        $ 54,869         $ 407,013
Goodwill recorded from the Epicor acquisition             159,121              --           159,121
Goodwill recorded from the IBI acquisition                     --          21,745            21,745
Foreign currency translation                                5,440              44             5,484
Other                                                         436              --               436
----------------------------------------------------------------------------------------------------
Balance at December 31, 2004                            $ 517,141        $ 76,658         $ 593,799
====================================================================================================

The following table provides the gross carrying amount of other intangible assets and related accumulated amortization at December 31 (in thousands):

                                                                  2004                                 2003
----------------------------------------------------------------------------------------------------------------------
                                                          GROSS                                GROSS
                                                       CARRYING       ACCUMULATED           CARRYING      ACCUMULATED
                                                         AMOUNT      AMORTIZATION             AMOUNT     AMORTIZATION
----------------------------------------------------------------------------------------------------------------------
Amortized intangible assets:
  Purchased technology and patents                     $124,479          $ 26,610           $ 76,189         $ 21,253
  Distribution agreements                                46,852             8,199             49,348            3,701
  Customer lists and relationships                       73,873            13,590             50,511            7,278
  Licenses and other                                      6,921             1,300              6,679              610
----------------------------------------------------------------------------------------------------------------------
                                                       $252,125          $ 49,699           $182,727         $ 32,842
======================================================================================================================

Indefinite intangible assets:
  Trademarks                                           $  4,670                             $  4,519
======================================================================================================================

Amortization expense of other intangible assets was $17.5 million, $12.0 million and $7.7 million for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. Estimated amortization expense for fiscal years 2005 through 2009 based on the current carrying value of other intangible assets is approximately $20.8 million per year.

NOTE 4--DEBT

The Company's long-term debt consisted of the following at December 31(in thousands):

                                                       2004              2003
------------------------------------------------------------------------------
1.02% Yen-denominated notes, due 2010             $ 200,889         $ 194,413
Commercial paper borrowings                          33,900           157,400
Other                                                    76                --
------------------------------------------------------------------------------
                                                  $ 234,865         $ 351,813
==============================================================================

On December 31, 2004, the Company had $716.1 million of available borrowings under existing lines of credit.

On April 1, 2003, the Company borrowed 24.6 billion Japanese Yen, or approximately $208 million, under a short-term, unsecured bank credit agreement to partially finance the Getz Japan acquisition. Borrowings under this agreement bore interest at an average rate of 0.58% per annum and were repaid in May 2003.

In May 2003, the Company issued 7-year, 1.02% unsecured notes totaling 20.9 billion Yen, or $200.9 million at December 31, 2004. Interest payments are required on a semi-annual basis and the entire principal balance of the 1.02% unsecured notes is due in May 2010. The Company also obtained a short-term, unsecured bank credit agreement that provided for borrowings of up to 3.8 billion Yen and was due in May 2004. Borrowings under the short-term, bank credit agreement bore interest at the floating Yen London InterBank Offered Rate (LIBOR) plus 0.50% per annum. The balance outstanding at December 31, 2003 was $12.1 million. The Company repaid the remaining borrowings under the short term, unsecured bank credit agreement in April 2004.

In July 2003, the Company obtained a $400 million short-term revolving credit facility. Borrowings under this facility bore interest at an average rate of 1.73% per annum and were repaid in September 2003.

In September 2003, the Company obtained a $350 million unsecured revolving credit agreement with a consortium of lenders that expires in September 2008. This credit facility bears interest at the United States Dollar LIBOR plus 0.60% per annum, subject to adjustment in the event of a change in the Company's debt ratings. The credit agreement creates a $350 million unsecured revolving credit facility that we can draw upon for general corporate purposes or use to support our commercial paper program. There were no outstanding borrowings under this credit facility at December 31, 2004 and 2003.

During September 2003, the Company began issuing short-term, unsecured commercial paper with maturities up to 270 days. These commercial paper borrowings bear interest at varying market rates. The weighted average effective interest rate at December 31, 2004 was 2.3% and the weighted average original maturity of commercial paper outstanding was 12 days. The weighted average effective interest rate at December 31, 2003 was 1.2% and the weighted average original maturity of commercial paper outstanding was 67 days.

In May 2004, the Company obtained a 1.0 billion Yen credit facility that expires in June 2005. Borrowings under the credit facility bear interest at the floating Tokyo InterBank Offered Rate

(TIBOR) plus 0.50% per annum. There were no outstanding borrowings under this credit facility at December 31, 2004.

In September 2004, the Company entered into a $400 million unsecured revolving credit agreement with a consortium of lenders that expires in September 2009. The credit agreement creates a $400 million unsecured revolving credit facility that the Company can draw upon for general corporate purposes or use to support its commercial paper program. This credit agreement replaced a $150 million credit agreement which expired in September 2004. Borrowings under the credit agreement bear interest at United States Dollar LIBOR plus 0.39%, or in the event over half of the facility is drawn on, United States Dollar LIBOR plus 0.515%, in each case subject to adjustment in the event of a change in the Company's credit ratings. There were no outstanding borrowings under this credit facility at December 31, 2004.

The Company classifies all of its commercial paper borrowings as long-term on its balance sheet as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed credit facilities. Management continually reviews the Company's cash flow projections and may from time to time repay a portion of the Company's borrowings.

The Company's 7-year, 1.02% notes, short-term bank credit agreement and revolving credit facilities contain various operating and financial covenants. Specifically, the Company must have a ratio of total debt to total capitalization not exceeding 55%, have a leverage ratio (defined as the ratio of total debt to EBITDA (net earnings before interest, income taxes, depreciation and amortization) and the ratio of total debt to EBIT (net earnings before interest and income taxes)) not exceeding 3.0 to 1.0, and an interest coverage ratio (defined as the ratio of EBITDA to interest expense and the ratio of EBIT to interest expense) not less than 3.0 to 1.0 and 3.5 to 1.0 for the Company's 1.02% notes and revolving credit facilities, respectively. The Company also has limitations on additional liens or indebtedness and limitations on certain acquisitions, investments and dispositions of assets. However, these agreements do not include provisions for the termination of the agreements or acceleration of repayment due to changes in the Company's credit ratings. The Company was in compliance with all of its debt covenants at December 31, 2004.

NOTE 5--COMMITMENTS AND CONTINGENCIES

LEASES: The Company leases various facilities and equipment under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $16.0 million in 2005; $11.8 million in 2006; $9.8 million in 2007; $8.3 million in 2008; $8.3 million in 2009; and $17.7 million in years thereafter. Rent expense under all operating leases was $17.3 million, $16.5 million and $10.2 million in 2004, 2003 and 2002.

SILZONE(R) LITIGATION: In July 1997, the Company began marketing mechanical heart valves which incorporated a Silzone(R) coating. The Company later began marketing heart valve repair products incorporating a Silzone(R) coating. The Silzone(R) coating was intended to reduce the risk of endocarditis, a bacterial infection affecting heart tissue, which is associated with replacement heart valves.

In January 2000, the Company voluntarily recalled all field inventories of Silzone(R) devices after receiving information from a clinical study that patients with a Silzone(R) valve had a small, but statistically significant, increased incidence of explant due to paravalvular leak compared to patients in that clinical study with non-Silzone(R) heart valves.

Subsequent to the Company's voluntary recall, the Company has been sued in various jurisdictions and, as of February 25, 2005, has cases pending in the United States, Canada, the United Kingdom, Ireland and France, by some patients who received a Silzone(R) device. Some of these claims allege bodily injuries as a result of an explant or other complications, which they attribute to the Silzone(R) devices. Others, who have not had their device explanted, seek compensation for past and future costs of special monitoring they allege they need over and above the medical monitoring all replacement heart valve patients receive. Some of the lawsuits seeking the cost of monitoring have been initiated by patients who are asymptomatic and who have no apparent clinical injury to date. The Company has vigorously defended against the claims that have been asserted, and expects to continue to do so with respect to any remaining claims.

The Company has settled a number of these Silzone(R)-related cases and others have been dismissed. Cases filed in the United States in federal courts have been consolidated in the federal district court for the district of Minnesota under Judge Tunheim. A number of class-action complaints have been consolidated into one case. Judge Tunehim ruled against the Company on the issue of preemption and found that the plaintiffs' causes of action were not preempted by the U.S. Food and Drug Act. The Company sought to appeal this ruling, but the appellate court determined that it would not review the ruling at this point in the proceedings.

Certain plaintiffs have requested Judge Tunheim to allow some cases to proceed as class actions. In response these requests, Judge Tunheim has issued several rulings concerning class action certification. Although more detail is set forth in the orders issued by the court, the result of these rulings is that Judge Tunheim declined to grant class-action status to personal injury claims, but granted class-action status for claimants from seventeen states to proceed with medical monitoring claims, so long as they do not have a clinical injury. The court also indicated that a class action could proceed under Minnesota's Consumer Protection statutes.

The Company requested the Eighth Circuit Court of Appeals to review Judge Tunheim's class certification orders. In a September 2, 2004 order, the appellate court indicated it would accept the appeal of Judge Tunheim's certification orders. The issues have now been briefed and the parties are awaiting a date for oral argument concerning the appeal. It is not expected that the appellate court would complete its review and issue a decision concerning the appeal of Judge Tunheim's rulings regarding class certification until sometime in 2006.

In addition to the class-type claims, as of February 25, 2005, there are 18 individual Silzone(R) cases pending in various federal courts where plaintiffs are each requesting damages ranging from $10 thousand to $120.5 million and, in some cases, seeking an unspecified amount. These cases are proceeding in accordance with the orders issued by Judge Tunheim. There are also 26 individual state court suits pending as of February 25, 2005 involving 34 patients. The complaints in these cases each request damages ranging from $50 thousand to $100 thousand and, in some cases, seek an unspecified amount. These state court cases are proceeding in accordance with the orders issued by the judges in those matters.

In addition, a lawsuit seeking a class action for all persons residing in the European Economic Union member jurisdictions who have had a heart valve replacement and/or repair procedure using a product with Silzone(R) coating has been filed in Minnesota state court. The complaint seeks damages in an unspecified amount for the class, and in excess of $50 thousand for the representative plaintiff individually. The complaint also seeks injunctive relief in the form of medical monitoring. The Company has filed motions in the state court seeking to have the claims dismissed. These motions are presently under consideration by the judge handling this and other cases in Ramsey County, Minnesota.

There are also four class-action cases and one individual case pending against the Company in Canada. In one such case in Ontario, the court certified that a class action may proceed involving Silzone(R) patients. The most recent decision on certification was issued by the Ontario court on January 16, 2004, and the Company's request for leave to appeal the rulings on certification was rejected. A second case seeking class action in Ontario has been stayed pending resolution of the other Ontario action, and the matter seeking class action in British Columbia has been relatively inactive. A court in the Province of Quebec has certified a class action.

In the United Kingdom, one case involving one plaintiff is pending as of February 25, 2005. The Particulars of Claim in that case was served on December 21, 2004. The plaintiff in this case requests damages of approximately $365 thousand.

In Ireland, one case involving one plaintiff is pending as of February 25, 2005. The complaint in this case was served on December 30, 2004, and seeks an unspecified amount in damages.

In France, one case involving one plaintiff is pending as of February 25, 2005. It was initiated by way of an Injunctive Summons to Appear that was served on November 3, 2004, and requests damages in excess of 3 million Euros.

The Company is not aware of any unasserted claims related to Silzone(R) devices. Company management believes that the final resolution of the Silzone(R) cases will take several years. While management reviews the claims that have been asserted from time to time and periodically engages in discussions about the resolution of claims with claimants' representatives, management cannot reasonably estimate at this time the time frame in which any potential settlements or judgments would be paid out. The Company accrues for contingent losses when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has recorded an accrual for probable legal costs that it will incur to defend the various cases involving Silzone(R) devices, and the Company has recorded a receivable from its product liability insurance carriers for amounts expected to be recovered (see Note 7). The Company has not accrued for any amounts associated with probable settlements or judgments because management cannot reasonably estimate such amounts. However, management believes that no significant claims will ultimately be allowed to proceed as class actions in the United States and, therefore, that all settlements and judgments will be covered under the Company's remaining product liability insurance coverage (approximately $151.0 million at February 25, 2005), subject to the insurance companies' performance under the policies (see
Note 7 for further discussion on the Company's insurance carriers). As such, management believes that any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered by the Company's product liability insurance policies or existing reserves will not have a material adverse effect on the Company's statement of financial position or liquidity, although such costs may be material to the Company's consolidated results of operations of a future period.

GUIDANT 1996 PATENT LITIGATION: In November 1996, Guidant Corporation (Guidant) sued the Company alleging that the Company did not have a license to certain patents controlled by Guidant covering ICD products and alleging that the Company was infringing those patents. The Company's contention was that it had obtained a license from Guidant to the patents at issue when it acquired certain assets of Telectronics in November 1996. In July 2000, an arbitrator rejected the Company's position, and in May 2001, a federal district court judge also ruled that the Guidant patent license with Telectronics had not transferred to the Company.

Guidant's suit originally alleged infringement of four patents by the Company. Guidant later dismissed its claim on one patent and a court ruled that a second patent was invalid. This determination of invalidity was appealed by Guidant, and the Court of Appeals upheld the lower court's invalidity determination. In a jury trial involving the two remaining patents (the `288 and `472 patents), the jury found that these patents were valid and that the Company did not infringe the `288 patent. The jury also found that the Company did infringe the `472 patent, though such infringement was not willful. The jury awarded damages of $140.0 million to Guidant. In post-trial rulings, however, the judge overseeing the jury trial ruled that the `472 patent was invalid and also was not infringed by the Company, thereby eliminating the $140.0 million verdict against the Company. The trial court also made other rulings as part of the post-trial order, including a ruling that the `288 patent was invalid on several grounds.

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

On August 31, 2004, a three judge panel of the Court of Appeals for the Federal Circuit (CAFC) issued a ruling on Guidant's appeal of the trial court decision concerning the `288 patent. The CAFC reversed the decision of the trial court judge that the `288 patent was invalid. The court also ruled that the trial judge's claim construction of the `288 patent was incorrect and, therefore, the jury's verdict of non-infringement was set aside. The court also ruled on other issues that were raised by the parties. The Company's request for re-hearing of the matter by the panel and the entire CAFC court was rejected. The case was returned to the District Court in Indiana in November 2004, but the Company plans to request the U.S. Supreme Court to review certain aspects of the CAFC decision. It is not expected that the U.S. Supreme Court would rule on this request until sometime during the second quarter of 2005.

The `288 patent expired in December 2003. Accordingly, the final outcome of the appeal process cannot involve an injunction precluding the Company from selling ICD products in the future. Sales of the Company's ICD products which Guidant asserts infringed the `288 patent were approximately 18% and 16% of the Company's consolidated net sales during the fiscal years ended December 31, 2003 and 2002, respectively.

The Company has not accrued any amounts for legal settlements or judgments related to the Guidant 1996 patent litigation. Although the Company believes that the assertions and claims in these matters are without merit, potential losses arising from any legal settlements or judgments are possible, but not estimable, at this time. The range of such losses could be material to the operations, financial position and liquidity of the Company.

GUIDANT 2004 PATENT LITIGATION: In February 2004, Guidant sued the Company in federal court in Delaware, alleging that the Company's Epic(TM) HF ICD, Atlas(R)+ HF ICD and Frontier(TM) device infringe U.S Patent No. RE 38,119E (the `119 patent). Guidant also sued the Company in February 2004 in federal court in Minnesota alleging that the Company's QuickSite(TM) 1056K pacing lead infringes U.S. Patent No. 5,755,766 (the `766 patent). Guidant is seeking an injunction against the manufacture and sale of these devices by the Company in the United States and compensation for what it claims are infringing sales of these products up through the effective date of the injunction. At the end of the second quarter 2004, the Company received FDA approval to market these devices in the United States. The Company has not submitted a substantive response to Guidant's claims at this time. Another competitor of the Company, Medtronic, Inc., which has a license to the `119 patent, is contending in a separate lawsuit with Guidant that the `119 patent is invalid.

The Company has not accrued any amounts for legal settlements or judgments related to the Guidant 2004 patent litigation. Potential losses arising from any legal settlements or judgments are possible, but not estimable, at this time. The range of such losses could be material to the operations, financial position and liquidity of the Company.

SYMMETRY(TM) LITIGATION: As of February 25, 2005, there are sixteen cases in the United States pending against the Company which allege that its Symmetry(TM) Bypass System Aortic Connector (Symmetry(TM) device) caused bodily injury or might cause bodily injury. In addition, a number of persons have made a claim against the Company involving the Symmetry(TM) device without filing a lawsuit. The first lawsuit involving the Symmetry(TM) device was filed against the Company on August 5, 2003, and the most recently initiated case was served upon the Company on September 24, 2004. Each of the complaints in these cases request damages ranging from $50 thousand to $100 thousand and, in some cases, seeks an unspecified amount. Four of the sixteen cases are seeking class-action status. One of the cases seeking class-action status has been dismissed but the dismissal is being appealed by the plaintiff. In a second case seeking class action status, a Magistrate Judge has recommended that the matter not proceed as a class-action, and the parties are presently awaiting the Court to review the Magistrate's decision. A third case seeking class action status has been indefinitely stayed by the Court, and is presently inactive. The Company believes that the plaintiffs in those cases seeking class-action status seek or will seek damages for injuries and monitoring costs.

The Company's Symmetry(TM) device was cleared through a 510(K) submission to the FDA, and therefore, is not eligible for the defense under the doctrine of federal preemption that such suits are prohibited. Given the Company's self-insured retention levels under its product liability insurance policies, the Company expects that it will be solely responsible for these lawsuits, including any costs of defense, settlements and judgments. Company management believes that class-action status is not appropriate for the claims asserted based on the facts and case law.

During the third quarter of 2004, the number of lawsuits involving the Symmetry(TM) device increased, and the number of persons asserting claims outside of litigation increased as well. With this background, the Company determined that it was probable that future legal fees to defend the cases will be incurred and the amount of such fees was reasonably estimable. As a result, the Company recorded a pretax charge of $21.0 million in the third quarter of 2004 to accrue these costs.

No lawsuits involving the product were initiated against the Company during the fourth quarter of 2004, and the number of claims asserted outside of the litigation has been minimal since the third quarter of 2004.

Potential losses arising from settlements or judgments are possible, but not estimable, at this time. The range of such losses could be material to the operations, financial position and liquidity of the Company. However, management believes that no significant claims will ultimately be allowed to proceed as class actions in the United States.

Management currently believes that any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered by its reserves will not have a material adverse effect on the Company's statement of financial position or liquidity, although such costs may be material to the Company's consolidated results of operations of a future period.

OTHER LITIGATION MATTERS: The Company is involved in various other product liability lawsuits, claims and proceedings that arise in the ordinary course of business.

OTHER CONTINGENCIES: The Company has the option to make, or ProRhythm can require an additional $12.5 million of investment in ProRhythm upon completion of specific clinical and regulatory milestones (see Note 2 for further discussion on ProRhythm). Under the terms of the IBI purchase agreement (see
Note 2 for futher discussion on IBI) , the Company, is obligated to pay contingent consideration of up to $13.0 million to the non-St. Jude Medical shareholders if IBI receives approval by certain specified dates in 2005 and 2006 from the FDA of certain EP catheter ablation systems currently in development. The Company also has contingent commitments to acquire various businesses involved in the distribution of its products that could total approximately $54 million in aggregate during 2004 to 2010, provided that certain contingencies are satisfied. The purchase prices of the individual businesses range from approximately $0.4 million to $5.8 million.

NOTE 6--SHAREHOLDERS' EQUITY

CAPITAL STOCK: The Company has 500,000,000 authorized shares of $0.10 par value per share common stock. The Company also has 25,000,000 authorized shares of $1.00 par value per share preferred stock. The Company has designated 1,100,000 of the authorized preferred shares as a Series B Junior Preferred Stock for its shareholder rights plan (see SHAREHOLDERS' RIGHTS PLAN below for further discussion). There were no shares of preferred stock issued or outstanding during 2004, 2003 or 2002.

STOCK SPLITS: On October 11, 2004 and May 16, 2002, the Company's Board of Directors declared two-for-one stock splits effected in the forms of a 100% stock dividend payable on November 22, 2004 and June 28, 2002 to shareholders of record on November 1, 2004 and June 10, 2002, respectively. Net earnings per share, shares outstanding and weighted average shares outstanding have been restated to reflect the stock dividend.

SHARE REPURCHASE: On October 11, 2004, the Company's Board of Directors authorized a share repurchase program of up to $300 million of the Company's outstanding common stock. The share repurchases can be made through transactions in the open market and/or privately negotiated transactions, including the use of options, futures, swaps and accelerated share repurchase contracts. This authorization expires on December 31, 2006. The Company did not repurchase any of its common stock during 2004.

On July 22, 2003, the Company's Board of Directors authorized a share repurchase program of up to $500 million of the Company's outstanding common stock. On August 7, 2003, the Company repurchased approximately 18.5 million shares, or about five percent of its outstanding common stock, for $500 million under a privately-negotiated transaction with an investment bank. The investment bank borrowed the 18.5 million shares to complete the transaction and purchased replacement shares in the open market over a three month period which ended on November 7, 2003. The Company entered into a related accelerated stock buyback contract with the same investment bank which, in return for a separate payment to the investment bank, included a price-protection feature. The price-protection feature provided that if the investment bank's per share purchase price of the replacement shares was lower than the initial share purchase price for the
18.5 million shares ($27.03), then the investment bank would, at the Company's election, make a payment or deliver additional shares to the Company in the amount of the difference between the initial share purchase price and their replacement price, subject to a maximum amount. In addition, the price-protection feature provided that if the investment bank's replacement price was greater than the initial share purchase price, the Company would not be required to make any further payments.

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

EMPLOYEE STOCK PURCHASE SAVINGS PLAN: The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, newly issued shares of the Company's common stock at 85% of the fair market value at specified dates. Employees purchased 0.6 million, 0.6 million and 0.4 million shares in 2004, 2003 and 2002, respectively, under this plan. At December 31, 2004, 1.8 million shares of additional common stock were available for purchase under the plan.

STOCK COMPENSATION PLANS: The Company's stock compensation plans provide for the issuance of stock-based awards, such as restricted stock or stock options, to directors, officers, employees and consultants. Stock option awards under these plans generally have an eight to ten year life, an exercise price equal to the fair market value on the date of grant and a four-year vesting term. Under the Company's current stock plans, a majority of the stock option awards have an eight-year life. At December 31, 2004, the Company had 5.5 million shares of common stock available for grant under these plans.

Stock option transactions under these plans during each of the three years in the period ended December 31, 2004 are as follows:

                                              OPTIONS      WEIGHTED AVERAGE
                                          OUTSTANDING        EXERCISE PRICE
----------------------------------------------------------------------------
Balance at January 1, 2002                 57,366,004               $ 11.23
      Granted                              10,082,680                 17.80
      Canceled                             (1,432,904)                13.45
      Exercised                            (6,625,936)                 8.33
----------------------------------------------------------------------------
Balance at December 31, 2002               59,389,844                 12.61
      Granted                               9,104,672                 30.02
      Canceled                             (1,442,492)                15.77
      Exercised                            (7,925,730)                10.15
----------------------------------------------------------------------------
Balance at December 31, 2003               59,126,294                 15.55
      Granted                               5,136,877                 40.88
      Canceled                             (2,086,285)                10.90
      Exercised                           (12,157,626)                19.51
----------------------------------------------------------------------------
Balance at December 31, 2004               50,019,260               $ 19.11
============================================================================

Stock options totaling 30.7 million, 32.6 million and 30.8 million were exercisable at December 31, 2004, 2003 and 2002, respectively.

The following tables summarize information concerning currently outstanding and exercisable stock options at December 31, 2004:

                                                                                  OPTIONS OUTSTANDING
------------------------------------------------------------------------------------------------------
                            WEIGHTED AVERAGE
             RANGES OF                NUMBER             REMAINING CONTRAC-          WEIGHTED AVERAGE
       EXERCISE PRICES            OUSTANDING               TUAL LIFE (YEARS)           EXERCISE PRICE
------------------------------------------------------------------------------------------------------
        $  5.02 - 7.84             9,906,419                            2.8                    $ 7.50
          7.85 - 13.80             9,860,938                            4.0                     12.22
         13.81 - 18.25             7,890,530                            5.8                     17.12
         18.26 - 30.42             9,811,848                            5.3                     19.04
         30.43 - 41.84            12,549,525                            7.4                     35.01
------------------------------------------------------------------------------------------------------
                                  50,019,260                            5.2                    $19.11
======================================================================================================


                                                                                  OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------
             RANGES OF                NUMBER                                         WEIGHTED AVERAGE
       EXERCISE PRICES           EXERCISABLE                                           EXERCISE PRICE
------------------------------------------------------------------------------------------------------
        $  5.02 - 7.84             9,832,259                                                   $ 7.50
          7.85 - 13.80             9,176,688                                                    12.33
         13.81 - 18.25             3,636,708                                                    17.14
         18.26 - 30.42             6,094,015                                                    18.69
         30.43 - 41.84             1,937,177                                                    31.09
------------------------------------------------------------------------------------------------------
                                  30,676,847                                                   $13.80
======================================================================================================

The Company also granted 29,024 shares of restricted common stock during the three years ended December 31, 2004, under the Company's stock compensation plans. The value of restricted stock awards as of the date of grant is charged to expense over the periods during which the restrictions lapse.

NOTE 7--PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT AND SPECIAL CHARGES

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES

IRVINE BIOMEDICAL INC.: In October 2004, the Company acquired the remaining capital stock of IBI (see further discussion in Note 2.) At the date of acquisition, $9.1 million of the purchase price was expensed for IPR&D related to therapeutic catheters that had not yet reached technological feasibility and had no future alternative use. These devices are part of an ablation system in which the catheters are connected to a generator which delivers radiofrequency or ultrasound energy through the catheter to create lesions through ablation of cardiac tissue. The acquisition of IBI is expected to further enhance the Company's portfolio of products used to treat heart rhythm disorders. The Company incurred $0.3 million in costs in 2004 and expects to incur an additional $3.4 million to bring these products to commercialization in various markets. These costs are being funded by internally generated cash flows.

2004 SPECIAL CHARGES

EDWARDS LIFESCIENCES CORPORATION: In December 2004, the Company settled a patent infringement lawsuit with Edwards LifeSciences Corporation and recorded a pre-tax charge of $5.5 million.

SYMMETRY BYPASS SYSTEM AORTIC CONNECTOR PRODUCT LINE DISCONTINUANCE: On September 23, 2004, management committed the Company to a plan to discontinue developing, manufacturing, marketing and selling its Symmetry(TM) device. The decision to discontinue developing, manufacturing, marketing and selling the Symmetry device was primarily based on losses incurred related to the product over the previous three years and the prospect of ongoing operating losses, resulting from a decrease in the number of coronary artery bypass graft surgery cases and an apparent slow down in the adoption of off-pump procedures for which the Symmetry(TM) device was developed.

In conjunction with the plan, the Company recorded a pretax charge in the third quarter of 2004 of $14.4 million. The charge was comprised of $4.4 million of inventory write-offs, $4.1 million of fixed asset write-offs, $3.6 million of sales returns, $1.3 million of contract termination and other costs, primarily related to a leased facility, and $1.0 million in workforce reduction costs. These activities have been completed and all payments required in connection with the charge are expected to be made by June 30, 2005. The portion of the charges that are expected to result in future cash expenditures is estimated to be $2.9 million. In addition, the Company expects to incur additional future expense for related matters totaling approximately $6.5 million in periods prior to 2007. A summary of the activity related to the remaining accruals for customer returns, contract termination, and workforce reduction costs during the year ended December 31, 2004 is as follows (in thousands):

                                              CUSTOMER             CONTRACT              WORKFORCE
                                           RETURNS AND      TERMINATION AND          REDUCTION AND
                                         RELATED COSTS        RELATED COSTS          RELATED COSTS            TOTAL
--------------------------------------------------------------------------------------------------------------------
Accrual for Product Discontinuance             $ 3,600              $ 1,308                $ 1,002          $ 5,910
Cash payments or credits issued                 (1,356)              (1,140)                  (428)          (2,924)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                   $ 2,244              $   168                $   574          $ 2,986
====================================================================================================================

SYMMETRY BYPASS SYSTEM AORTIC CONNECTOR LITIGATION: In addition, as discussed in
Note 5, there are sixteen legal cases in the United States pending as of February 25, 2005, alleging that the Company's Symmetry(TM) device caused bodily injury or might cause bodily injury. Four of these matters seek class-action status (one of these has already been dismissed, but is now on appeal, another is presently stayed). There are also a number of persons who have made a claim against the Company involving the Symmetry(TM) device without filing a lawsuit. During the third quarter of 2004, the number of cases increased, and the number of persons asserting claims outside of litigation increased as well. With this background, the Company determined that it was probable that a liability for future legal fees to defend the cases had been incurred and the amount of such fees was reasonably estimable. As a result, the Company recorded a pre-tax charge in the third quarter of 2004 of $21.0 million to reflect this liability. No lawsuits involving the product were initiated against the Company during the fourth quarter of 2004, and the number of claims asserted outside of the litigation has been minimal since the third quarter of 2004.

SILZONE(R) SPECIAL CHARGES

On January 21, 2000, the Company initiated a worldwide voluntary recall of all field inventories of heart valve replacement and repair products incorporating Silzone(R) coating on the sewing cuff fabric. The Company concluded that it would no longer utilize Silzone(R) coating. As a result of the voluntary recall and product discontinuance, the Company recorded a special charge totaling $26.1 million during the first quarter of 2000. The $26.1 million special charge consisted of asset write-downs ($9.5 million), legal and patient follow-up costs ($14.4 million) and customer returns and related costs ($2.2 million).

The $9.5 million of asset write-downs related to inventory write-offs associated with the physical scrapping of inventory with Silzone(R) coating ($8.6 million), and to the write-off of a prepaid license asset and related costs associated with the Silzone(R) coating technology ($0.9 million). The $14.4 million of legal and patient follow-up costs related to the Company's product liability insurance deductible ($3.5 million) and patient follow-up costs ($10.9 million) related to contractual and future monitoring activities directly related to the product recall and discontinuance. The $2.2 million of customer returns and related costs represented costs associated with the return of customer-owned Silzone(R) inventory.

In the second quarter of 2002, the Company determined that the Silzone(R) reserves should be increased by $11.0 million as a result of difficulties in obtaining certain reimbursements from the Company's insurance carriers under its product liability insurance policies ($4.6 million), an increase in management's estimate of the costs associated with future patient follow-up as a result of extending the time period in which it planned to perform patient follow-up activities ($5.8 million) and an increase in other related costs ($0.6 million).

The Company's product liability insurance coverage for Silzone(R) claims consists of a number of policies with different carriers. During 2002, Company management observed a trend where various insurance companies were not reimbursing the Company or outside legal counsel for a variety of costs incurred, which the Company believed should be paid under the product liability insurance policies. These insurance companies were either refusing to pay the claims or had delayed providing an explanation for non-payment for an extended period of time. Although the Company believes it has legal recourse against these insurance carriers for the costs they are refusing to pay, the additional costs the Company would need to incur to resolve these disputes may exceed the amount the Company would recover. As a result of these developments, the Company increased the Silzone(R) reserves by $4.6 million in the second quarter of 2002, which represented the existing disputed costs already incurred at that time plus the anticipated future costs where the Company expects similar resistance from the insurance companies on reimbursement.

During the fourth quarter of 2003, the Company reclassified $15.7 million of receivables from the Company's insurance carriers recorded in the Silzone(R) special charge accrual to other current assets. This amount related to probable future legal costs associated with the Silzone(R) litigation.

A summary of the legal and monitoring costs and customer returns and related costs activity is as follows (in thousands):

                                             LEGAL AND                CUSTOMER
                                            MONITORING             RETURNS AND
                                                 COSTS           RELATED COSTS             TOTAL
-------------------------------------------------------------------------------------------------
Initial expense and accrual in 2000           $ 14,397                 $ 2,239          $ 16,636
Cash payments                                   (5,955)                 (2,239)           (8,194)
-------------------------------------------------------------------------------------------------
Balance at December 31, 2000                     8,442                      --             8,442

Cash payments                                   (3,042)                     --            (3,042)
-------------------------------------------------------------------------------------------------
Balance at December 31, 2001                     5,400                      --             5,400

Additional expense                              10,433                     567            11,000
Cash payments                                   (2,442)                    (59)           (2,501)
-------------------------------------------------------------------------------------------------
Balance at December 31, 2002                    13,391                     508            13,899

Cash payments                                   (1,206)                    (22)           (1,228)
Reclassification of legal accruals              15,721                       -            15,721
-------------------------------------------------------------------------------------------------
Balance at December 31, 2003                    27,906                     486            28,392

Cash payments                                   (1,471)                   (305)           (1,776)
-------------------------------------------------------------------------------------------------
Balance at December 31, 2004                  $ 26,435                 $   181          $ 26,616
=================================================================================================



The Company's product liability insurance for Silzone(R) claims consists of a number of layers, each of which is covered by one or more insurance companies. The Company's present layer of insurance, which is a $30 million layer of which approximately $11 million has been reimbursed as of February 25, 2005, is covered by Lumberman's Mutual Casualty Insurance, a unit of the Kemper Insurance Companies (collectively referred to as Kemper). Kemper's credit rating by A.M. Best has been downgraded to a "D" (poor). Kemper is currently in "run off," which means that it is not issuing new policies and is, therefore, not generating any new revenue that could be used to cover claims made under previously-issued policies. In the event Kemper is unable to pay part or all of the claims directed to it, the Company believes the other insurance carriers in its program will take the position that the Company will be directly liable for any claims and costs that Kemper is unable to pay, and that insurance carriers at policy layers following Kemper's layer will not provide coverage for Kemper's layer. Kemper also provides part of the coverage for Silzone(R) claims in the Company's final layer of insurance ($20 million of the final $50 million layer).

It is possible that Silzone(R) costs and expenses will reach the limit of one or both of the Kemper layers of insurance coverage, and it is possible that Kemper will be unable to meet its obligations to the Company. If this were to happen, the Company could incur a loss of up to approximately $39 million as of February 25, 2005. The Company has not accrued for any such losses as potential losses are possible, but not estimable, at this time.

NOTE 8--OTHER INCOME (EXPENSE)

Other income (expense) consists of the following (in thousands):

                                           2004           2003            2002
-------------------------------------------------------------------------------
Equity method losses                  $  (2,091)      $ (3,530)      $      --
Interest income                          10,093          7,031           5,481
Interest expense                         (4,810)        (3,746)         (1,754)
Other                                    (1,958)          (593)           (324)
-------------------------------------------------------------------------------
Other income (expense)                $   1,234       $   (838)      $   3,403
===============================================================================

NOTE 9--INCOME TAXES

The Company's earnings before income taxes were generated from its U.S. and international operations as follows (in thousands):

                                           2004            2003           2002
-------------------------------------------------------------------------------
U.S.                                  $ 327,617       $ 281,684      $ 270,595
International                           209,575         173,423        102,763
-------------------------------------------------------------------------------
Earnings before income taxes          $ 537,192       $ 455,107      $ 373,358
===============================================================================

Income tax expense consists of the following (in thousands):

                                           2004            2003           2002
-------------------------------------------------------------------------------
Current:
      U.S. federal                    $  96,156       $  55,823      $  48,459
      U.S. state and other                9,814           4,213          4,732
      International                      30,628          25,146          6,187
-------------------------------------------------------------------------------
      Total current                     136,598          85,182         59,378
Deferred                                 (9,340)         33,146         37,695
-------------------------------------------------------------------------------
Income tax expense                    $ 127,258       $ 118,328      $  97,073
===============================================================================

The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial statement purposes are as follows (in thousands):

                                                          2004           2003
------------------------------------------------------------------------------
Deferred income tax assets:
  Net operating loss carryforwards                    $ 22,442        $ 3,088
  Tax credit carryforwards                              51,104         20,272
  Inventories                                           58,408         53,395
  Accrued liabilities and other                             --         16,801
------------------------------------------------------------------------------
    Deferred income tax assets                         131,954         93,556
------------------------------------------------------------------------------
Deferred income tax liabilities:
  Unrealized gain on available-for-sale securities      (9,816)        (6,782)
  Property, plant and equipment                        (22,835)       (30,955)
  Intangible assets                                    (61,287)       (33,162)
  Accrued liabilities and other                         (1,820)             -
------------------------------------------------------------------------------
    Deferred income tax liabilities                    (95,758)       (70,899)
------------------------------------------------------------------------------
Net deferred income tax asset                         $ 36,196       $ 22,657
==============================================================================

The increase in the Company's current deferred income taxes during 2004 was due primarily to an increase in net operating loss and tax credit carryforwards from business acquisitions made during 2004. The change in the Company's long-term deferred income tax asset/liability during 2004 was due primarily to the acquisitions of IBI and Epicor. The Company has not recorded any valuation allowance for its deferred tax assets as of December 31, 2004 or 2003 as the Company believes that its deferred tax assets, including the net operating loss and tax credit carryforwards, will be fully realized based upon its estimates of future taxable income.

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows (in thousands):

                                                              2004            2003            2002
---------------------------------------------------------------------------------------------------
Income tax expense at the U.S. federal
  statutory rate of 35%                                  $ 188,017       $ 159,287       $ 130,675
U.S. state income taxes, net of federal tax benefit         12,917          12,427           8,378
International taxes at lower rates                         (40,409)        (39,032)        (29,972)
Tax benefits from extraterritorial income exclusion         (7,945)         (7,173)         (3,675)
Research and development credits                           (14,031)        (11,013)         (9,467)
Non-deductible purchased in-process research
  and development charges                                    3,185              --              --
Finalization of tax examination                            (13,982)             --              --
Other                                                         (494)          3,832           1,134
---------------------------------------------------------------------------------------------------
Income tax expense                                       $ 127,258       $ 118,328        $ 97,073
===================================================================================================

The 2004 effective income tax rate includes the reversal of approximately $14.0 million previously recorded tax expense due to the finalization of certain tax examinations.

The Company's effective income tax rate is favorably affected by Puerto Rican tax exemption grants which result in Puerto Rico earnings being partially tax exempt through the year 2012.

At December 31, 2004, the Company has $59.6 million of U.S. federal net operating loss carryforwards and $20.6 million of U.S. tax credit carryforwards that will expire from 2005 through

2024 if not utilized. The Company also has state net operating loss carryforwards of $26.4 million that will expire from 2006 through 2013 and tax credit carryforwards of $37.6 million that have an unlimited carryforward period. These amounts are subject to annual usage limitations. The Company's net operating loss carryforwards arose primarily from acquisitions. The Company also has alternative minimum tax credit carryforwards of $5.8 million that have an unlimited carryforward period.

The Company has not recorded U.S. deferred income taxes on $733 million of its non-U.S. subsidiaries' undistributed earnings, because such amounts are intended to be reinvested outside the United States indefinitely.

NOTE 10--RETIREMENT PLANS

DEFINED CONTRIBUTION PLANS: The Company has a 401(k) profit sharing plan that provides retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to Internal Revenue Service limitations, with the Company matching a portion of the employees' contributions. The Company also contributes a portion of its earnings to the plan based upon Company performance. The Company's matching and profit sharing contributions are at the discretion of the Company's Board of Directors. In addition, the Company has defined contribution programs for employees in certain countries outside the United States. Company contributions under all defined contribution plans totaled $27.7 million, $24.0 million and $18.8 million in 2004, 2003 and 2002, respectively.

DEFINED BENEFIT PLANS: The Company has funded and unfunded defined benefit plans for employees in certain countries outside the United States. The Company had an accrued liability totaling $17.1 million and $16.0 million at December 31, 2004 and 2003, respectively, which approximated the actuarially calculated unfunded liability. The related pension expense was not material.

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

The following table presents certain financial information about the Company's reportable segments (in thousands):

                                                 CRM/CS              DAIG              OTHER            TOTAL
--------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED DECEMBER 31, 2004
  Net sales                                 $ 1,729,862         $ 470,720         $   93,591       $2,294,173
  Operating profit (a)                        1,015,621           254,270           (733,933)         535,958
  Depreciation and
    amortization expense                         39,705             9,933             36,117           85,755
  Total assets (b)(c)                           877,448           156,972          2,196,327        3,230,747
--------------------------------------------------------------------------------------------------------------

FISCAL YEAR ENDED DECEMBER 31, 2003
  Net sales                                 $ 1,499,425         $ 366,433         $   66,656       $1,932,514
  Operating profit (a)                          873,904           202,007           (619,966)         455,945
  Depreciation and
    amortization expense                         29,836             8,307             38,540           76,683
  Total assets (b)(c)                           639,724           147,270          1,766,488        2,553,482
--------------------------------------------------------------------------------------------------------------

FISCAL YEAR ENDED DECEMBER 31, 2002
  Net sales                                 $ 1,305,750         $ 284,179         $       --       $1,589,929
  Operating profit (a)                          713,341           149,592           (492,978)         369,955
  Depreciation and
    amortization expense                         33,819             7,158             33,943           74,920
  Total assets (b)(c)                           723,414           134,610          1,093,355        1,951,379
==============================================================================================================

     (a) Other operating profit includes certain costs of goods sold and operating expense managed by the Company's selling and corporate functions. In fiscal year 2004, the Company recorded $40.9 million of special charges that are included in the Other operating profit. Additionally, the Company recorded $9.1 million of purchased in-process research and development in conjunction with the IBI acquisition that is included in the Daig operating profit.
     (b) Other total assets include the assets managed by the Company's selling and corporate functions, including end customer receivables, inventory, corporate cash and equivalents and deferred income taxes.
     (c) The Company does not compile expenditures for long-lived assets by segment and, therefore, has not included this information as it is impracticable to do so.

Net sales by class of similar products were as follows (in thousands):

NET SALES                                2004            2003             2002
-------------------------------------------------------------------------------
Cardiac rhythm management         $ 1,630,610     $ 1,365,212      $ 1,147,489
Cardiac surgery                       274,979         270,933          250,957
Cardiology and vascular access        388,584         296,369          191,483
-------------------------------------------------------------------------------
                                  $ 2,294,173     $ 1,932,514      $ 1,589,929
===============================================================================

GEOGRAPHIC INFORMATION: The following tables present certain geographical financial information (in thousands):

NET SALES (A)                       2004              2003               2002
------------------------------------------------------------------------------
  United States              $ 1,264,756       $ 1,129,055        $ 1,042,766
  International
     Europe                      577,058           465,369            347,936
     Japan                       267,723           207,431             95,813
     Other (B)                   184,636           130,659            103,414
------------------------------------------------------------------------------
                               1,029,417           803,459            547,163
------------------------------------------------------------------------------
                             $ 2,294,173       $ 1,932,514        $ 1,589,929
==============================================================================

LONG-LIVED ASSETS (C)               2004              2003               2002
------------------------------------------------------------------------------
  United States              $ 1,042,690       $   744,445        $   674,119
  International
     Europe                      102,172            96,520             88,194
     Japan                       163,736           152,772                267
     Other                        74,356            70,020             62,213
------------------------------------------------------------------------------
                                 340,264           319,312            150,674
------------------------------------------------------------------------------
                             $ 1,382,954       $ 1,063,757        $   824,793
==============================================================================

(A)  NET SALES ARE ATTRIBUTED TO GEOGRAPHIES BASED ON LOCATION OF THE CUSTOMER.
(B)  NO ONE GEOGRAPHIC MARKET IS GREATER THAN 5% OF CONSOLIDATED NET SALES.
(C)  LONG-LIVED ASSETS EXCLUDE DEFERRED INCOME TAXES.

NOTE 12--QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2004 and 2003 is as follows (in thousands, except per share amounts):

                                                                     QUARTER
                                             FIRST           SECOND             THIRD           FOURTH
-----------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED DECEMBER 31, 2004:
     Net sales                           $ 548,576        $ 556,602         $ 578,319        $ 610,676
     Gross profit                          384,331          395,151           400,328          435,313
     Net earnings                           95,154           98,843            91,178 (a)      124,759 (b)
     Basic net earnings per share             0.27             0.28              0.26             0.35
     Diluted net earnings per share         $ 0.26           $ 0.27            $ 0.25           $ 0.33

FISCAL YEAR ENDED DECEMBER 31, 2003:
     Net sales                           $ 441,384        $ 495,093         $ 477,454        $ 518,583
     Gross profit                          301,920          333,793           330,741          362,969
     Net earnings                           79,987           80,333            84,136           92,323
     Basic net earnings per share             0.22             0.22              0.24             0.27
     Diluted net earnings per share         $ 0.21           $ 0.21            $ 0.23           $ 0.25
===========================================================================================================

(a) INCLUDES SPECIAL CHARGES OF $21.9 MILLION, NET OF TAXES, RELATING TO THE DISCONTINUANCE OF SYMMETRY(TM) BYPASS AORTIC CONNECTOR PRODUCT LINE AND SYMMETRY(TM) BYPASS AORTIC CONNECTOR LITIGATION.

(b) INCLUDES $9.1 MILLION CHARGE FOR PURCHASED IN PROCESS RESEARCH AND DEVELOPMENT IN CONJUNCTION WITH THE IRVINE BIOMEDICAL, INC. ACQUISITION, A SPECIAL CHARGE RELATED TO SETTLEMENT OF A PATENT INFRINGEMENT LAWSUIT WITH EDWARDS LIFESCIENCES CORPORATION OF $3.4 MILLION, NET OF TAXES, AND THE REVERSAL OF $14.0 MILLION OF PREVIOUSLY RECORDED INCOME TAX EXPENSE DUE TO THE FINALIZATION OF CERTAIN TAX EXAMINATIONS.

FIVE-YEAR SUMMARY FINANCIAL DATA
(In thousands, except per share amounts)

                                                 2004(A)             2003        2002 (B)        2001 (C)         2000 (D)
---------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS FOR THE FISCAL YEAR:
Net sales                                    $ 2,294,173      $ 1,932,514     $ 1,589,929     $ 1,347,356      $ 1,178,806
Gross profit                                 $ 1,615,123      $ 1,329,423     $ 1,083,983     $   888,197      $   787,657
    Percent of net sales                            70.4%            68.8%           68.2%           65.9%            66.8%
Operating profit                             $   535,958      $   455,945     $   369,955     $   235,816      $   202,359
    Percent of net sales                            23.4%            23.6%           23.3%           17.5%            17.2%
Net earnings                                 $   409,934      $   336,779     $   276,285     $   172,592      $   129,094
    Percent of net sales                            17.9%            17.4%           17.4%           12.8%            11.0%
Diluted net earnings per share               $      1.10      $      0.91     $      0.75     $      0.49      $      0.38
---------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END:
Cash and equivalents                         $   688,040      $   461,253     $   401,860     $   148,335      $   50,439
Working capital (E)                            1,257,824          982,022         739,665         475,692          388,322
Total assets                                   3,230,747        2,553,482       1,951,379       1,628,727        1,532,716
Long-term debt                                   234,865          351,813              --         123,128          294,500
Shareholders' equity                         $ 2,333,928      $ 1,601,635     $ 1,576,727     $ 1,183,745      $   940,849
---------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
Diluted weighted average
    shares outstanding                           370,992          370,753         366,004         357,534          343,268
===========================================================================================================================

FISCAL YEAR 2003 CONSISTED OF 53 WEEKS. ALL OTHER FISCAL YEARS NOTED ABOVE CONSISTED OF 52 WEEKS. THE COMPANY DID NOT DECLARE OR PAY ANY CASH DIVIDENDS DURING 2000 THROUGH 2004.

(A) RESULTS FOR 2004 INCLUDE PRE-TAX $35.4 MILLION SPECIAL CHARGES RELATING TO THE DISCONTINUANCE OF SYMMETRY(TM) BYPASS AORTIC CONNECTOR PRODUCT LINE AND SYMMETRY(TM) BYPASS AORTIC CONNECTOR LITIGATION. ADDITIONALLY, THE COMPANY RECORDED $9.1 MILLION OF PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT IN CONJUNCTION WITH THE ACQUISITION OF IBI AND A PRE-TAX $5.5 MILLION CHARGE RESULTING FROM THE SETTLEMENT OF CERTAIN PATENT INFRINGEMENT LITIGATION. ALSO, THE COMPANY RECORDED THE REVERSAL OF $14.0 MILLION OF PREVIOUSLY RECORDED INCOME TAX EXPENSE DUE TO THE FINALIZATION OF CERTAIN TAX EXAMINATIONSS. THE IMPACT OF THESE ITEMS ON 2004 NET EARNINGS WAS $20.5 MILLION, OR $0.06 PER DILUTED SHARE.

(B) RESULTS FOR 2002 INCLUDE A CASH RECEIPT OF $18.5 MILLION RELATING TO THE SETTLEMENT OF CERTAIN PATENT LITIGATION, WHICH WAS RECORDED AS A REDUCTION OF SG&A EXPENSE. ALSO, THE COMPANY RECORDED IN SG&A AN $11 MILLION CHARGE TO INCREASE THE RESERVE FOR EXPENSES RELATED TO THE SILZONE(R) RECALL AND A $7.5 MILLION DISCRETIONARY CONTRIBUTION TO THE COMPANY'S CHARITABLE FOUNDATION, THE ST. JUDE MEDICAL FOUNDATION. IN THE AGGREGATE THERE WAS NO IMPACT OF THESE ITEMS ON 2002 NET EARNINGS

(C) RESULTS FOR 2001 INCLUDE A $32.8 MILLION SPECIAL CHARGE AND PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES OF $10 MILLION. THE IMPACT OF THESE ITEMS ON 2001 NET EARNINGS WAS $30.5 MILLION, OR $0.17 PER DILUTED SHARE.

(D) RESULTS FOR 2000 INCLUDE A $26.1 MILLION SPECIAL CHARGE AND A PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE OF $5 MILLION. THE IMPACT OF THESE ITEMS ON 2000 NET EARNINGS WAS $27.2 MILLION, OR $0.16 PER DILUTED SHARE.

(E)  TOTAL CURRENT ASSETS LESS TOTAL CURRENT LIABILITIES.

CERTIFICATIONS
The Company has filed as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2004, the Chief Executive Officer and Chief Financial Officer certifications required by section 302 of the Sarbanes-Oxley Act. The Company has also submitted the required annual Chief Executive Officer certifications to the New York Stock Exchange.

TRANSFER AGENT
Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings, or change of address should be directed to the Company's Transfer Agent at:

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, Rhode Island 02940-3023
1.877.498.8861
www.equiserve.com (Account Access Availability)
Hearing impaired #TDD: 1.800.952.9245


ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders will be held at 9:30 a.m. on Wednesday, May 11, 2005, at the Minnesota Historical Center, 345 Kellogg Boulevard West,
St. Paul, Minnesota, 55102.  Parking is available.


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


CORPORATE GOVERNANCE
(SEE COMPANY INFORMATION ON WEB SITE- WWW.SJM.COM)

o Principles of Corporate Governance -
o Board Committee Charters
o Shareholder Communications with Directors
o Shareholder Suggestions for Director Nominees
o Code of Business Conduct
o SEC Filings


COMPANY STOCK SPLITS
2:1 on 4/27/79, 1/25/80, 9/30/86, 3/15/89, 4/30/90, 6/10/02 and 11/1/04;
3:2 on 11/16/95


STOCK EXCHANGE LISTINGS
New York Stock Exchange
Symbol: STJ

The range of high and low prices per share for the Company's common stock for fiscal 2004 and 2003 is set forth below. As of February 14, 2005, the Company had 3,130 shareholders of record.


Fiscal Year Ended December 31             2004                   2003
-------------------------------------------------------------------------
Quarter                          High        Low        High        Low
-------------------------------------------------------------------------
First                          $ 39.52     $ 29.90    $ 24.74    $ 19.38
Second                         $ 39.45     $ 35.00    $ 31.80    $ 23.75
Third                          $ 38.07     $ 31.13    $ 29.55    $ 24.05
Fourth                         $ 42.90     $ 35.65    $ 32.00    $ 26.25





TRADEMARKS
Aescula(TM), AF Suppression(TM), Alliance(TM), Angio-Seal(TM), Apeel(TM), Atlas(R), BiLinx(TM), Biocor(TM), EnSite(R), Epic(TM), Epicor(TM), Fast Cath(TM), Fast Cath Duo(TM), FlexCuff(TM), Frontier(TM), GuideRight(TM), Housecall Plus(TM), HydraSteer(TM), Identity(R), Inquiry(TM), Intersept(TM), Integrity(R), IsoFlex(R), Linx(TM), Livewire(TM), Livewire Cannulator(TM), Livewire Spiral HP(TM), Livewire TC(TM), Maximum(TM), Merlin(TM), Microny(R), NavX(R), Optima(TM), Pacel(TM), Passive Plus(R), Photon(R), QuickSite(R), Reflexion(TM), Response(TM), Riata(R), Silzone(R), SJM(R),
SJM Biocor(R), SJM Epic(TM), SJM Regent(R), SJM Tailor(R),
St. Jude Medical(R), StasyPatch(TM), Supreme(TM), Swartz(TM), Symmetry(TM), Telesheath(TM), Tendril(R), Toronto Root(TM),
Toronto SPV(R), Trio(TM), Ultimum(TM), Valsalva(TM), Vascutek(R), Verity(TM), Victory(TM).


(C)2005 ST. JUDE MEDICAL, INC.