Form 10-K, Exhibit 13
period 2005-12-31
ST JUDE MEDICAL INC
filed 2006-03-16
CIK 203077

Exhibit 13

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

OVERVIEW

Our business is focused on the development, manufacturing and distribution of cardiovascular medical devices for the global cardiac rhythm management, cardiac surgery, cardiology and atrial fibrillation therapy areas and implantable neuromodulation devices. We sell our products in more than 100 countries around the world. Our five operating segments are Cardiac Rhythm Management (CRM), Cardiac Surgery (CS), Neuromodulation (Neuro), Cardiology (CD) and Atrial Fibrillation (AF). Each operating segment focuses on developing and manufacturing products for its respective therapy area. Our principal products in each operating segment are as follows: CRM – bradycardia pacemaker systems (pacemakers) and tachycardia implantable cardioverter defibrillator systems (ICDs); CS – mechanical and tissue heart valves and valve repair products; Neuro – neurostimulation devices; CD – vascular closure devices, guidewires, hemostatis introducers and other interventional cardiology products; and AF – electrophysiology (EP) catheters, advanced cardiac mapping systems and ablation systems.

Effective with the acquisition of Advanced Neuromodulation Systems, Inc. (ANS) on November 29, 2005, we formed the Neuromodulation Division to focus efforts on the related therapy areas. Neuromodulation is the delivery of very small, precise doses of electric current or drugs directly to nerve sites and is aimed at treating patients suffering from chronic pain or other disabling nervous system disorders. The estimated $1 billion neuromodulation medical device market has experienced historical growth of over 20% during the last several years. Several potential therapeutic areas such as Parkinson’s disease, essential tremor, migraine headaches, depression, obsessive compulsive disorder, obesity, angina, interstitial cystitis and tinnitus may also provide opportunities for revenue growth. Management expects to facilitate the flow of new products in CRM and in Neuro by using the research and engineering expertise of both operating segments, as well as our manufacturing resources.

Effective January 1, 2005, we formed the Cardiology Division to facilitate management’s focus on not just the Angio-Seal™ product line, but on other products in the cardiology markets as well. We intend to build on the market leadership of our Angio-Seal™ vascular closure product line through selective investments in emerging therapies in the interventional cardiology market. Our acquisition of the businesses of Velocimed, LLC (Velocimed) in 2005 provides us with immediate access to embolic protection, patent foramen ovale closure and guidewire support system product platforms that serve growing segments of the interventional cardiology market.

We also formed the Atrial Fibrillation Division effective January 1, 2005 to focus efforts on the related therapy areas. We expanded our product portfolio in atrial fibrillation through the acquisition of Endocardial Solutions, Inc. (ESI) in 2005, building upon our acquisitions of Epicor, Inc. (Epicor) and Irvine Biomedical, Inc. (IBI) in 2004. Management believes that atrial fibrillation is a prevalent, debilitating disease state that is not effectively treated at this time. Device technologies are emerging that may provide therapeutic improvements compared to current treatments. In addition, the electrophysiologist, the medical specialist who treats atrial fibrillation with devices, is also the primary customer of ICDs. Management believes that providing advanced atrial fibrillation products to electrophysiologists will generate goodwill that may lead to increased ICD sales.

We participate in several different medical device markets, each of which has its own expected rate of growth. Management is particularly focused on the ICD market, which includes congestive heart failure devices. The Centers for Medicare and Medicaid Services (CMS) have expanded the indications for these devices that would be reimbursed by Medicare and Medicaid. As a result of this decision and clinical data from various studies of these devices, management estimates this market will grow at a compounded rate of 20% per year for the next 3 years. Management’s goal is to continue to increase our estimated 20% worldwide market share of the growing ICD market.

We compete on the basis of providing reliable products with advanced features. Our industry has undergone significant consolidation in the last decade and is very competitive. Our strategy requires significant investments in research and development in order to introduce new products. We have also sought to improve our operating margins through a variety of techniques, including maintaining our average selling prices while improving the efficiency of our manufacturing operations. Our products are generally not affected by economic cycles. However, we expect cost containment pressure on healthcare systems to continue to place downward pressure on prices for our products.

Financial Summary

Net sales in 2005 increased approximately 27% over 2004 driven primarily by growth in our ICD devices and products to treat atrial fibrillation. Our ICD net sales grew approximately 73% to $1,006.9 million during 2005, resulting from increasing our estimated worldwide ICD market share from approximately 15% at the beginning of 2005 to 20% at year-end 2005. Due to sales increases of both existing products and products from recent acquisitions, our Atrial Fibrillation net sales increased approximately 62% to $253.8 million, strengthening our presence in the atrial fibrillation market.

Net earnings were $393.5 million in 2005, a 4% decrease over 2004 net earnings of $409.9 million. Diluted net earnings per share were $1.04 in 2005, a 5% decrease over 2004 diluted net earnings per share of $1.10. Our results for 2005 include $179.2 million of purchased in-process research and development (IPR&D) charges and an after-tax $7.2 million special credit relating to a reversal of a portion of the Symmetry™ Bypass Aortic Connector (Symmetry™ device) product liability litigation special charge recorded in 2004, net of settlement costs. In the third quarter of 2005, we recorded after-tax expense of $6.2 million as a result of our contribution to the St. Jude Medical Foundation. We also recorded the reversal of $13.7 million of previously recorded income tax expense due to the finalization of certain tax examinations. Additionally, in connection with the repatriation of $500 million of foreign earnings under the provisions of the American Jobs Creation Act of 2004, we recorded $26.0 million of income tax expense. In total, these after-tax charges and credits amounted to $190.5 million, or $0.50 per diluted share.

Our results for 2004 include after-tax $21.9 million of special charges relating to the discontinuance of our Symmetry™ device product line and related product liability litigation. Additionally, we recorded $9.1 million of IPR&D and an after-tax $3.4 million special charge resulting from the settlement of certain patent infringement litigation. We also recorded the reversal of $14.0 million of previously recorded income tax expense due to the finalization of certain tax audits. In total, these after-tax charges and credits amounted to $20.4 million, or $0.06 per diluted share.

We ended our 2005 fiscal year with $534.6 million of cash and cash equivalents and $1,053.0 million of debt. We have strong short-term credit ratings, with an A2 rating from Standard & Poor’s and a P2 rating from Moody’s. Our cash flows from operations remained strong during 2005, increasing 18.5% over 2004 to $716.3 million, helping to fund the acquisitions of ESI, Velocimed, Savacor, Inc. (Savacor), and a significant portion of the ANS acquisition. We expect to use our future cash flows to fund internal development opportunities, reduce our debt and fund future acquisitions. In January 2006, we repaid all of the $216.0 million of commercial paper borrowings outstanding at December 31, 2005 and made an additional $12.5 million investment in ProRhythm, Inc. (ProRhythm), a privately-held company that is focused on the development of a high intensity focused ultrasound (HIFU) catheter-based ablation system for the treatment of atrial fibrillation.

During 2005, we completed our acquisitions of ANS, ESI, Velocimed and Savacor. The ANS acquisition expands our implantable microelectronics technology programs and provides us with an immediate presence in the neuromodulation segment of the medical device industry. The ESI acquisition further expands our portfolio of products to treat heart rhythm disorders, which we had also strengthened in 2004 with the acquisitions of Epicor and IBI. The Velocimed acquisition expands our presence in the interventional cardiology market, while the Savacor acquisition complements our development efforts in heart failure diagnostic and therapy guidance products. During 2003, we completed our acquisition of Getz Bros. Co., Ltd. (Getz Japan) and its related distribution operations in Australia. The addition of these operations further strengthened our presence in Japan and Australia.

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

On an ongoing basis, we evaluate our estimates and assumptions, including those related to accounts receivable allowance for doubtful accounts; estimated useful lives of diagnostic equipment; valuation of IPR&D, other intangible assets and goodwill; income taxes; and legal reserves and insurance receivables. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. We believe that the following represent our most critical accounting estimates:

Accounts Receivable Allowance for Doubtful Accounts:   We grant credit to customers in the normal course of business, and generally do not require collateral or any other security to support our accounts receivable. We maintain an allowance for doubtful accounts for potential credit losses, which primarily consists of reserves for specific customer balances that we believe may not be collectible. We determine the adequacy of this allowance by regularly reviewing the accounts receivable agings, customer financial conditions and credit histories, and current economic conditions. In some developed markets and in many emerging markets, payments of certain accounts receivable balances are made by the individual countries’ healthcare systems for which payment is dependent, to some extent, upon the political and economic environment within those countries. Although we consider our allowance for doubtful accounts to be adequate, if the financial condition of our customers or the individual countries’ healthcare systems were to deteriorate and impair their ability to make payments to us, additional allowances may be required in future periods. The allowance for doubtful accounts was $33.3 million at December 31, 2005 and $31.3 million at December 31, 2004.

Estimated Useful Lives of Diagnostic Equipment:   Diagnostic equipment is recorded at cost and is depreciated using the straight-line method over its estimated useful life of four to eight years. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from pacemaker and ICD devices. The estimated useful life of this equipment is determined based on our estimates of its usage by the physicians and healthcare professionals, factoring in new technology platforms and rollouts. To the extent that we experience changes in the usage of this equipment or there are introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $88.6 million and $85.8 million at December 31, 2005 and 2004, respectively. If we had used an estimated useful life on diagnostic equipment that was one year less than our current estimate, our 2005 depreciation expense would have been approximately $3.0 million higher.

Valuation of IPR&D, Other Intangible Assets and Goodwill:   When we acquire another company, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, tangible assets, and goodwill. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates.

IPR&D is defined as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects at the time of acquisition is obtaining regulatory approval to market the underlying products in an applicable geographic region. In accordance with accounting principles generally accepted in the United States, we expense the value attributed to those projects in conjunction with the acquisition. We recorded IPR&D of $179.2 million and $9.1 million in 2005 and 2004, respectively.

We use the income approach to establish fair values of IPR&D as of the acquisition date. This approach establishes fair value by estimating the after-tax cash flows attributable to a project over its useful life and then discounting these after-tax cash flows back to a present value. We base our revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology, and expected product introductions by competitors. In arriving at the value of the projects, we consider, among other factors, the stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs of completion, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used is determined at the time of acquisition and includes consideration of the assessed risk of the project not being developed to commercial feasibility. For the IPR&D we acquired in connection with our recent acquisitions, we used risk-adjusted discount rates ranging from 16% to 22% in 2005 and 16% in 2004 to discount projected cash flows. We believe that the IPR&D amounts recorded represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

The fair value of identifiable intangible assets is based on detailed valuations using the income approach. Other intangible assets consist primarily of customer lists and relationships, purchased technology, patents and trademarks and tradenames, which are amortized using the straight-line method over their estimated useful lives, ranging from 3 to 20 years. Other intangible assets also consist of certain trademarks acquired in our 2003 acquisition of Getz Japan which are indefinite-lived intangibles and are therefore not amortized. Indefinite-lived intangibles are tested for impairment at least annually. We review other intangible assets for impairment as changes in circumstance or the occurrence of events suggest the carrying value may not be recoverable. Other intangible assets, net of accumulated amortization, were $572.2 and $207.1 million as of December 31, 2005 and 2004, respectively.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually for each reporting unit or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows and the use of an appropriate risk-adjusted discount rate. Goodwill was $1,635.0 and $593.8 million as of December 31, 2005 and 2004, respectively.

Income Taxes:   As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense as well as assessing temporary differences in the treatment of items for tax and accounting purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that we believe that recovery is not likely, a valuation allowance must be established. At December 31, 2005, we had approximately $188.2 million of gross deferred tax assets, including net operating loss and tax credit carryforwards that will expire from 2008 to 2024 if not utilized. We believe that our deferred tax assets, including the net operating loss and tax credit carryforwards, will be fully realized based upon our estimates of future taxable income. As such, we have not recorded any valuation allowance for our deferred tax assets. If our estimates of future taxable income are not met, a valuation allowance for some of these deferred tax assets would be required.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries’ undistributed earnings, because such amounts are intended to be reinvested outside the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries (see Financial Condition – Liquidity), additional U.S. tax liabilities would be incurred. Our repatriation of $500 million of foreign earnings under the provisions of the American Jobs Creation Act of 2004 was deemed to be distributed entirely from foreign earnings that had previously been treated as indefinitely invested. However, this distribution from previously indefinitely reinvested earnings does not change our position going forward that future earnings of certain of our foreign subsidiaries will be indefinitely reinvested.

We operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues, including challenges regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. The IRS is currently in the process of examining our U.S. federal tax returns for the calendar years 2002 and 2003.

We record our income tax provisions based on our knowledge of all relevant facts and circumstances, including the existing tax laws, our experience with previous settlement agreements, the status of current IRS examinations and our understanding of how the tax authorities view certain relevant industry and commercial matters. Although we have recorded all probable income tax accruals in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies (SFAS No. 5) and SFAS No. 109, Accounting for Income Taxes, (SFAS No. 109), our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall tax strategies have resulted in an effective tax rate of 36.7% for 2005. A one percentage point increase in our effective tax rate would result in additional income tax expense for 2005 of approximately $6 million.

Legal Reserves and Insurance Receivables:   We operate in an industry that is susceptible to significant product liability and intellectual property claims. As a result, we are involved in a number of legal proceedings, the outcomes of which are not in our complete control and may not be known for extended periods of time. In accordance with SFAS No. 5, we record a liability in our consolidated financial statements for costs related to claims, including future legal costs, settlements and judgments where we have assessed that a loss is probable and an amount can be reasonably estimated. We record a receivable from our product liability insurance carriers for amounts expected to be recovered. Product liability claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, claims may be asserted against us in the future related to events that are not known to us at the present time. Our significant legal proceedings are discussed in detail in Note 5 to the Consolidated Financial Statements. While it is not possible to predict the outcome for most of the legal proceedings discussed in Note 5, the costs associated with such proceedings could have a material adverse effect on our consolidated earnings, financial position or cash flows of a future period.

ACQUISITIONS & MINORITY INVESTMENTS

Acquisitions and minority investments can have an impact on the comparison of our operating results and financial condition from year to year.

Acquisitions:   On December 30, 2005, we completed the acquisition of Savacor for $49.7 million, net of cash acquired, plus additional contingent payments related to product development milestones for regulatory approvals and to revenues in excess of minimum future targets. Savacor was a development-stage company focused on the development of a device that measures left atrial pressure and body temperature to help physicians detect and manage symptoms associated with progressive heart failure. Increased pressure in the left atrium is a predictor of pulmonary congestion, which is the leading cause of hospitalization for congestive heart failure patients. We recorded an IPR&D charge of $45.7 million associated with this transaction.

On November 29, 2005, we completed the acquisition of ANS for $61.25 per share in cash. ANS designs, develops, manufactures and markets implantable neuromodulation devices used primarily to manage chronic severe pain. ANS had been publicly traded on the NASDAQ market under the ticker symbol ANSI. Net consideration paid was $1,353.9 million, which includes closing costs net of cash acquired. We recorded an IPR&D charge of $107.4 million associated with this transaction. ANS has become the Neuromodulation Division of St. Jude Medical.

On April 6, 2005, we completed the acquisition of Velocimed for $70.9 million, net of cash acquired, plus additional contingent payments tied to revenues in excess of minimum future targets, and a milestone payment upon U.S. Food and Drug Administration (FDA) approval of the Premere™ patent foramen ovale closure system prior to December 31, 2010. Velocimed develops and manufactures specialty interventional cardiology devices. We recorded an IPR&D charge of $13.7 million associated with this transaction.

On January 13, 2005, we completed the acquisition of ESI for $279.4 million, net of cash acquired. ESI had been publicly traded on the NASDAQ market under the ticker symbol ECSI. ESI develops, manufactures and markets the EnSite® System used for the navigation and localization of diagnostic and therapeutic catheters used by physician specialists to diagnose and treat cardiac rhythm disorders. We recorded an IPR&D charge of $12.4 million associated with this transaction.

On October 7, 2004, we completed the acquisition of the remaining capital stock of IBI. IBI develops and sells EP catheter products used by physician specialists to diagnose and treat cardiac rhythm disorders. We had previously made a minority investment in IBI in April 2003 through our acquisition of Getz Japan. We paid $50.6 million in 2004 to acquire the remaining IBI capital stock. In connection with the acquisition of IBI, we recorded an IPR&D charge of $9.1 million. In December 2005, we made a contingent purchase consideration payment of $4.8 million to the applicable non-St. Jude Medical shareholders of IBI as a result of FDA approval of the Cardiac Ablation Generator and Therapy™ EP catheters.

On June 8, 2004, we completed the acquisition of the remaining capital stock of Epicor. Epicor is focused on developing products which use HIFU to ablate cardiac tissue. We had previously made a minority investment in Epicor in May 2003. We paid $185.0 million in 2004 to acquire the remaining Epicor capital stock.

On April 1, 2003, we completed the acquisition of Getz Japan, a distributor of medical technology products in Japan and our largest volume distributor in Japan. We paid 26.9 billion Japanese Yen in cash to acquire 100% of the outstanding common stock of Getz Japan. Net consideration paid was $219.2 million, which includes closing costs less cash acquired. We also acquired the net assets of Getz Bros. & Co. (Aust.) Pty. Limited and Medtel Pty. Limited (collectively referred to as Getz Australia) related to the distribution of our products in Australia for $6.2 million in cash, including closing costs. Prior to the acquisition of Getz Japan and Getz Australia (collectively referred to as Getz), we recognized revenue from the sale of our products to Getz as our distributor. Subsequent to the acquisition date, we recognized additional revenue from Getz related to the sale of non-St. Jude Medical manufactured products sold by Getz and the incremental revenue on the sale of St. Jude Medical manufactured products.

Minority Investment:   On January 12, 2005, we made an initial equity investment of $12.5 million in ProRhythm, a privately-held company that is focused on the development of a HIFU catheter-based ablation system for the treatment of atrial fibrillation. The initial investment resulted in approximately a 9% ownership interest. In connection with making the initial equity investment, we also entered into a purchase and option agreement with ProRhythm that provided us the ability to make an additional equity investment. In January 2006, we made an additional $12.5 million investment in ProRhythm, increasing our total ownership interest to 18%. We also have the exclusive right, but not the obligation, through the later of three months after the date ProRhythm delivers certain clinical trial data or March 31, 2007, to acquire the remaining capital stock of ProRhythm for $125.0 million in cash, with additional cash consideration payable to the non-St. Jude Medical shareholders after the consummation of the acquisition if ProRhythm achieves certain performance-related milestones.

SEGMENT PERFORMANCE

As discussed in Note 11 to our Consolidated Financial Statements, we formed the Cardiology Division and the Atrial Fibrillation Division effective January 1, 2005. As a result, the Daig Division has been realigned to these respective divisions. The reportable segment information for all periods presented has been reclassified to reflect the new segment structure.

Our five operating segments are Cardiac Rhythm Management (CRM), Cardiac Surgery (CS), Neuromodulation (Neuro), Cardiology (CD) and Atrial Fibrillation (AF). We formed our Neuro operating segment in November 2005 in connection with the acquisition of ANS. Each operating segment focuses on developing and manufacturing products for its respective therapy area. The primary products produced by each operating segment are: CRM — pacemaker and ICD systems; CS — mechanical and tissue heart valves and valve repair products; Neuro — neurostimulation devices; CD — vascular closure devices, guidewires, hemostasis introducers and other interventional cardiology products; and AF — EP catheters, advanced cardiac mapping systems and ablation systems.

We aggregate our five operating segments into two reportable segments based primarily upon their similar operational and economic characteristics: CRM/CS/Neuro and CD/AF. Net sales of our reportable segments include end-customer revenues from the sale of products they each develop and manufacture. The costs included in each of the reportable segments’ operating results include the direct costs of the products sold to end-customers and operating expenses managed by each of the reportable segments. Certain operating expenses managed by our selling and corporate functions are not included in our reportable segments’ operating profit. Because of this, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments. The following table presents net sales and operating profit by reportable segment (in thousands):

	CRM/CS/Neuro		CD/AF		Other	Total

Fiscal Year 2005
Net sales	$2,223,701		$691,579		$—	$2,915,280
Operating profit	1,231,144	(a)	263,211	(b)	(881,625)	612,730

Fiscal Year 2004
Net sales	$1,748,749		$545,424		$—	$2,294,173
Operating profit	1,015,621	(c)	254,270	(d)	(733,933)	535,958

Fiscal Year 2003
Net sales	$1,511,309		$421,205		$—	$1,932,514
Operating profit	873,904		202,007		(619,966)	455,945

(a)	Included in CRM/CS/Neuro 2005 operating profit are IPR&D charges of $107.4 million and $45.7 million relating to the acquisitions of ANS and Savacor, respectively. Also included is an $11.5 million special credit relating to a reversal of a portion of the Symmetry™ device product liability litigation special charge recorded in 2004, net of settlement costs.
(b)	Included in CD/AF 2005 operating profit are IPR&D charges of $13.7 million and $12.4 million relating to the acquisitions of Velocimed and ESI, respectively.
(c)	Included in CRM/CS/Neuro 2004 operating profit are special charges of $35.4 million related to Symmetry™ device product line discontinuance and product liability litigation.
(d)	Included in CD/AF 2004 operating profit is an IPR&D charge of $9.1 million relating to the IBI acquisition.

The following discussion of the changes in our net sales is provided by class of similar products within our five operating segments, which is the primary focus of our sales activities. This analysis sufficiently describes the changes in our sales results for our two reportable segments.

Cardiac Rhythm Management

(dollars in thousands)	2005	2004	2003	2005 vs. 2004 % Change	2004 vs. 2003 % Change

Pacemaker systems	$917,950	$890,076	$826,121	3.1%	7.7%
ICD systems	1,006,896	583,694	414,255	72.5%	40.9%

	$1,924,846	$1,473,770	$1,240,376	30.6%	18.8%

Cardiac Rhythm Management net sales increased 31% in 2005 over 2004. 2005 CRM net sales were favorably impacted by a 31% growth in unit volume driven by sales of traditional ICD products and the continued market penetration of products into the cardiac resynchronization therapy (CRT) segments of the U.S. pacemaker and ICD market. Foreign currency translation had a favorable impact on CRM net sales in 2005 as compared with 2004 of approximately $12.2 million. Increases in CRM net sales were offset by a low single-digit percentage decline in global average selling price. Net sales of pacemaker systems increased 3% during 2005 due to a 6% increase in pacemaker unit sales and approximately $7.7 million of favorable impact from foreign currency translation. These increases for the year were offset in part by low single-digit declines in global average selling price. Net sales of ICD systems increased 73% in 2005, due to a 68% increase in ICD unit sales, a low single-digit increase in global average selling price and approximately $4.5 million of favorable impact from foreign currency translation.

Cardiac Rhythm Management net sales increased 19% in 2004 over 2003. CRM 2004 net sales were favorably impacted by growth in unit volume driven by sales of traditional pacemaker and ICD products and the introduction of products into the CRT segments of the U.S. pacemaker and ICD market. The Getz acquisitions added approximately $19.8 million to CRM 2004 net sales. Foreign currency translation also had a favorable impact on CRM net sales in 2004 as compared with 2003 of approximately $49.3 million. The increases in CRM 2004 net sales were partially offset by a 5% decline in global average selling price, which is primarily due to a larger portion of our sales mix coming from lower-priced markets outside of the United States. Net sales of pacemaker systems increased 8% during 2004 due to a 10% increase in pacemaker unit volume, approximately $30.9 million of favorable impact from foreign currency translation and $12.5 million of favorable impact from the Getz acquisitions. These increases for the year were offset in part by a 7% decline in global average selling price resulting from a larger portion of our sales mix coming from lower-priced markets outside of the United States and lower global average selling price in the United States. Net sales of ICD systems increased 41% in 2004, due to a 39% increase in ICD unit volume offset in part by a 1% decline in global average selling price primarily due to a larger portion of our sales mix coming from lower-priced markets outside of the United States. Net sales of ICD systems in 2004 also included favorable impact from foreign currency translation of approximately $13.0 million.

Cardiac Surgery

(dollars in thousands)	2005	2004	2003	2005 vs. 2004 % Change	2004 vs. 2003 % Change

Heart valves	$254,445	$253,236	$250,840	0.5%	1.0%
Other cardiac surgery products	19,428	21,743	20,093	-10.6%	8.2%

	$273,873	$274,979	$270,933	-0.4%	1.5%

Cardiac Surgery net sales remained essentially unchanged in 2005 compared to 2004. While unit volume in 2005 increased 2% and foreign currency translation provided a $3.4 million favorable impact, global average selling price declined approximately 3%. Heart valve net sales increased 1% during 2005, due primarily to an increase in unit volume of approximately 2% and approximately $3.6 million of favorable impact from foreign currency translation. These increases were offset by a 3% decline in global average selling price primarily driven by a shift in geography and product mix. Sales growth in tissue heart valves and repair valves continue to be offset by declines in mechanical heart valves net sales. Net sales of other cardiac surgery products decreased $2.3 million during 2005 compared to 2004.

Cardiac Surgery net sales increased 2% in 2004 over 2003. The increase in 2004 net sales was due to $11.9 million of favorable impact from foreign currency translation and $9.6 million of favorable impact from the Getz acquisitions. These increases were offset by a global average selling price declines of approximately 6% and a low single-digit percentage decrease in unit volume. Heart valve net sales increased 1% in the year 2004, due primarily to an increase in unit volume of approximately 1% and approximately $10.8 million of favorable impact from foreign currency translation and $4.6 million of favorable impact from the Getz acquisitions. These increases were offset by a 6% decline in global average selling price primarily due to a larger portion of our sales mix coming from lower-priced markets outside of the United States. Net sales of other cardiac surgery products increased 8% during 2004 primarily due to $1.1 million of favorable impact from foreign currency translation and $5.0 million of favorable impact from the Getz acquisitions. These increases for other cardiac surgery products were offset by an 18% decrease in unit sales and a 4% decrease in global average selling price.

Neuromodulation

(dollars in thousands)	2005	2004	2003

Neuromodulation products	$24,982	$—	$—

The acquisition of ANS in November 2005, added approximately $25 million of neuromodulation net sales. Including net sales prior to our acquisition, ANS had total 2005 net sales of $153.1 million. ANS’s historical net sales as a stand-alone company were $120.7 million and $91.1 million for 2004 and 2003, respectively.

Cardiology

(dollars in thousands)	2005	2004	2003	2005 vs. 2004 % Change	2004 vs. 2003 % Change

Vascular closure devices	$329,901	$287,930	$218,215	14.6%	31.9%
Other cardiology products	107,868	100,654	78,154	7.2%	28.8%

	$437,769	$388,584	$296,369	12.7%	31.1%

Cardiology net sales increased 13% during 2005 compared to 2004. Net sales for 2005 were favorably impacted by growth in unit volume of approximately 15% and a $1.7 million of favorable impact from foreign currency translation. These increases were offset by a 2% decrease in global average selling price. Net sales of vascular closure devices increased 15% during 2005 due to a 16% increase in Angio-Seal™ unit sales and approximately $1.8 million of favorable impact from foreign currency translation. These increases were partially offset by a 2% decline in global average selling price. Net sales of other cardiology products increased 7% in 2005 due to a 12% increase in unit sales that was offset by a 4% decline in global average selling price.

Cardiology net sales increased 31% during 2004 compared to 2003. 2004 Cardiology net sales were favorably impacted by growth in unit volume of approximately 26%, $11.8 million of favorable impact from foreign currency translation and incremental revenue of $12.9 million resulting from the Getz acquisitions. These increases were offset by a 3% decrease in global average selling price, in part due to a larger portion of our sales mix coming from lower-priced markets outside of the United States. Net sales of vascular closure devices increased 32% during 2004 due to a 31% increase in Angio-Seal™ unit sales and approximately $7.8 million of favorable impact from foreign currency translation. These increases were partially offset by low single-digit percentage declines in global average selling price due to a larger portion of our sales mix coming from lower-priced markets outside of the United States. Net sales of other cardiology products increased 29% in 2004 due to a 12% increase in unit volume, $4.0 million of favorable impact from foreign currency translation and $12.9 million of sales of non-St. Jude Medical manufactured products distributed by Getz Japan. These increases were offset by low single-digit declines in global average selling price.

Atrial Fibrillation

(dollars in thousands)	2005	2004	2003	2005 vs. 2004 % Change	2004 vs. 2003 % Change

Atrial fibrillation products	$253,810	$156,840	$124,836	61.8%	25.6%

Atrial Fibrillation net sales increased 62% during 2005 compared to 2004. Unit volume of existing products increased as well as sales of products related to recent acquisitions. AF net sales increased 26% in 2004 compared to 2003 due to a 15% increase in unit volume and approximately $5.4 million of favorable impact from foreign currency translation in addition to a $7.3 million favorable impact from the Getz acquisitions.

RESULTS OF OPERATIONS

Net Sales

(dollars in thousands)	2005	2004	2003	2005 vs. 2004 % Change	2004 vs. 2003 % Change

Net sales	$2,915,280	$2,294,173	$1,932,514	27.1%	18.7%

Overall, net sales increased 27% in 2005 versus 2004. 2005 net sales were favorably impacted by growth in unit volume of approximately 28% and incremental revenue of approximately $25 million resulting from the ANS acquisition. Foreign currency translation had a favorable impact on net sales in 2005 as compared with 2004 of approximately $18.4 million due primarily to the strengthening of the Euro and the Japanese Yen against the U.S. dollar. Overall, global average selling price declines negatively impacted net sales in 2005 by approximately 2% compared with 2004.

Overall, net sales increased 19% in 2004 versus 2003. 2004 net sales were favorably impacted by growth in unit volume of approximately 17% and incremental revenue of $42.3 million resulting from the Getz acquisitions. The additional revenue from Getz was generated from the sale of non-St. Jude Medical manufactured products sold by Getz and the incremental revenue on the sale of St. Jude Medical manufactured products. Prior to April 1, 2003, we recognized revenue from the sale of our products to Getz as our distributor. Foreign currency translation had a favorable impact on net sales in 2004 as compared with 2003 of approximately $73.0 million due primarily to the strengthening of the Euro and the Yen against the U.S. dollar. Overall, global average selling price declines negatively impacted net sales in 2004 by approximately 5% compared with 2003, due to a larger portion of our sales mix coming from lower-priced markets outside of the United States.

Net sales by geographic markets based on location of the customer were as follows (in thousands):

	2005	2004	2003

United States	$1,709,911	$1,264,756	$1,129,055
International
Europe	683,014	577,058	465,369
Japan	286,660	267,723	207,431
Other	235,695	184,636	130,659

	1,205,369	1,029,417	803,459

	$2,915,280	$2,294,173	$1,932,514

Foreign currency translation relating to our international operations can have a significant impact on our operating results from year to year. As discussed above, foreign currency translation had a net favorable impact on 2005 net sales of approximately $18.4 million as compared to 2004 net sales. Additionally, foreign currency translation had a net favorable impact on 2004 net sales of approximately $73.0 million as compared to 2003 net sales. These favorable impacts were due primarily to the strengthening of the Euro and the Japanese Yen against the U.S. dollar. However, these impacts to net sales are not indicative of the net earnings impact of foreign currency translation for 2005, 2004 and 2003 due to partially offsetting unfavorable foreign currency translation impacts on cost of sales and operating expenses.

Gross Profit

(dollars in thousands)	2005	2004	2003

Gross profit	$2,118,519	$1,615,123	$1,329,423
Percentage of net sales	72.7%	70.4%	68.8%

Gross profit for 2005 totaled $2,118.5 million, or 72.7% of net sales, as compared with $1,615.1 million, or 70.4% of net sales, for 2004. Gross profit percentage comparisons to last year were positively impacted by a $12.1 million special charge recorded in the third quarter of 2004 for the write-off of inventory and return of products held by customers related to the discontinuance of the Symmetry™ device product line (see further details under Special Charges). This special charge negatively impacted gross profit percentage by 0.5 percentage points for 2004. The remaining 1.8 percentage point increase in our 2005 gross profit percentage relates to increased sales of higher margin ICDs, lower cost of sales in Japan from selling through, in 2004, the inventory acquired in the Getz acquisition, increased manufacturing efficiencies and favorable impact from foreign currencies. These favorable items were partially offset by an increase in inventory reserves related to expiring inventory and an increase in warranty reserves. We estimate that we will record approximately $6 million to $7 million of stock-based compensation expense as cost of sales in 2006. Including stock-based compensation, we anticipate that our gross profit percentage will increase to a range of 73.0% to 74.0% for 2006 due to the increased sales of higher margin ICD systems and continual efficiency improvements in our manufacturing processes.

Gross profit for 2004 totaled $1,615.1 million, or 70.4% of net sales, as compared with $1,329.4 million, or 68.8% of net sales, for 2003. The increase in our gross profit percentage during 2004 primarily related to lower CRM cost of sales in Japan of approximately 0.7 percentage points as a result of selling through the CRM inventory on hand at the time of the Getz acquisition, reduced material costs and increased labor efficiencies due to continued improvements in our CRM manufacturing processes, and increased sales of higher margin ICD systems related primarily to the launch of CRT products in the United States. These increases were partially offset by a $12.1 million special charge recorded in the third quarter of 2004 for the write-off of inventory and return of products held by customers related to the discontinuance of the Symmetry™ device product line.

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

Selling, General and Administrative (SG&A) Expense

(dollars in thousands)	2005	2004	2003

Selling, general and administrative	$968,888	$759,320	$632,395
Percentage of net sales	33.2%	33.1%	32.7%

SG&A expense for 2005 totaled $968.9 million, or 33.2% of net sales, as compared with $759.3 million, or 33.1% of net sales, for 2004. Approximately 0.3% of the percentage point impact in SG&A expense as a percent of net sales relates to a $10.0 million contribution to the St. Jude Medical Foundation (the Foundation) in the third quarter of 2005. Excluding the Foundation contribution, the decrease in SG&A as a percentage of net sales is due to spreading certain relatively fixed elements of our selling and administrative costs over a revenue base that grew 27% in 2005. We estimate that we will record approximately $49 million to $51 million of stock-based compensation costs as SG&A expense in 2006. Including stock-based compensation, we anticipate that SG&A expense as a percentage of net sales will range from 34% to 35% in 2006.

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

Research and Development (R&D) Expense

(dollars in thousands)	2005	2004	2003

Research and development	$369,227	$281,935	$241,083
Percentage of net sales	12.7%	12.3%	12.5%

R&D expenses in 2005 totaled $369.2 million, or 12.7% of net sales, compared with $281.9 million, or 12.3% of net sales, for 2004. The increase in R&D expense was due primarily to our increased spending on the development of new products and related clinical trials, including our CRT devices, tissue valves and other products to treat emerging indications including atrial fibrillation. We will continue to invest in product development activities in 2006. We estimate that we will record approximately $18 million to $19 million of stock-based compensation costs as R&D expense in 2006. Including stock-based compensation, we anticipate that R&D expense as a percentage of net sales will range from 13% to 14% in 2006.

R&D expenses in 2004 totaled $281.9 million, or 12.3% of net sales, compared with $241.1 million, or 12.5% of net sales, for 2003. The increase in the total 2004 R&D expense over 2003 resulted from our continuing focus on spending towards the development of new products and related clinical trials, including our CRT devices and other products to treat emerging indications including atrial fibrillation.

Purchased In-Process Research and Development (IPR&D) Charges

(dollars in thousands)	2005	2004	2003

Purchased in-process research
and development	$179,174	$9,100	$—

We are responsible for the valuation of purchased in-process research and development. The fair value assigned to IPR&D was estimated by discounting each project to its present value using the after-tax cash flows expected to result from the project once it has reached technological feasibility. We discount the after-tax cash flows using an appropriate risk-adjusted rate of return (ANS – 17%, Velocimed – 22%, ESI – 16%, IBI – 16%) that takes into account the uncertainty surrounding the successful development of the projects through obtaining regulatory approval to market the underlying products in an applicable geographic region. In estimating future cash flows, we also considered other tangible and intangible assets required for successful development of the resulting technology from the IPR&D projects and adjusted future cash flows for a charge reflecting the contribution of these other tangible and intangible assets to the value of the IPR&D projects.

At the time of acquisition, we expect all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these projects will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, failure of clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, we would not realize the original estimated financial benefits expected for these projects. We fund all costs to complete IPR&D projects with internally generated cash flows.

Fiscal Year 2005

Savacor, Inc.:   In December 2005, we acquired privately-held Savacor to complement our development efforts in heart failure diagnostic and therapy guidance products. At the date of acquisition, $45.7 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The IPR&D acquired relates to in-process projects for a device in clinical trials both in the United States and internationally that measures left atrial pressure and body temperature. We expect to incur approximately $21 million to bring the device to commercial viability on a worldwide basis within five years. Because Savacor was a development-stage company, the excess of the purchase price over the fair value of the net assets acquired is allocated on a pro-rata basis to the net assets acquired. Accordingly, the majority of the excess purchase price was allocated to IPR&D, the principal asset acquired.

Advanced Neuromodulation Systems, Inc.:   In November 2005, we acquired ANS to expand our implantable microelectronics technology programs and provide us immediate access to the neuromodulation segment of the medical device industry. At the date of acquisition, $107.4 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The majority of the IPR&D acquired relates to in-process projects for next-generation Eon™ and Genesis® rechargeable IPG devices as well as next-generation leads that deliver electrical impulses to targeted nerves that are causing pain.

A summary of the fair values assigned to each in-process project at the acquisition date and the estimated total cost to complete each project as of December 31, 2005, is presented below (in millions):

Development Projects	Assigned Fair Value	Estimated Total Cost to Complete

Eon™	$67.2	$5.9
Genesis™	15.3	2.7
Leads	23.7	0.4
Other	1.2	1.0

	$107.4	$10.0

In 2005, we incurred $0.5 million in costs related to these projects. We expect to incur an additional $3.5 million in 2006, $4.6 million in 2007 and $1.9 million in 2008 to bring these technologies to commercial viability.

Velocimed, LLC:   In April 2005, we acquired Velocimed to further enhance our portfolio of products in the interventional cardiology market. At the date of acquisition, $13.7 million of the purchase price was expensed as IPR&D related to projects for the Proxis™ embolic protection device that had not yet reached technological feasibility in the U.S. and other geographies and had no future alternative use. The device is used to help minimize the risk of heart attack or stroke if plaque or other debris is dislodged into the blood stream during interventional cardiology procedures. In 2005 we incurred $3.4 million in costs related to these projects. We expect to incur an additional $3.6 million in 2006 and $1.5 million in 2007 to bring this technology to commercial viability.

Endocardial Solutions, Inc.: In January 2005, we acquired ESI to further enhance our portfolio of products used to treat heart rhythm disorders. At the date of acquisition, $12.4 million of the purchase price was expensed as IPR&D related to system upgrades that had not yet reached technological feasibility and had no future alternative use. These major system upgrades are part of the Ensite® system which is used for the navigation and localization of diagnostic and therapeutic catheters used in atrial fibrillation ablation and other EP catheterization procedures. In 2005 we incurred $0.7 million in costs related to these projects and in the third quarter of 2005, we achieved commercial viability and launched Ensite® system version 5.1 and the Ensite® Verismo™ segmentation tool.

Fiscal Year 2004

Irvine Biomedical, Inc.:   In October 2004, we acquired IBI to further enhance our portfolio of products used to treat heart rhythm disorders. At the date of acquisition, $9.1 million of the purchase price was expensed for IPR&D related to projects for an ablation system and therapeutic catheters that had not yet reached technological feasibility and had no future alternative use. The majority of the IPR&D relates to devices that are part of an ablation system in which catheters are connected to a generator which delivers radio frequency or ultrasound energy through the catheter to create lesions through ablation of cardiac tissue. In 2005 and 2004, we incurred $0.5 million and $0.2 million, respectively, in costs related to these projects and in the fourth quarter of 2005, we achieved commercial viability and received FDA approval to market the Cardiac Ablation Generator and Therapy™ EP catheters, expanding our therapeutic EP portfolio. The remaining IPR&D relates to a cool path ablation catheter that allows for the infusion of saline to cool the catheter tip electrode. In 2005 and 2004, we incurred $1.4 million and $0.1 million, respectively, in costs related to this device. We expect to incur an additional $1.5 million in 2006 to bring this technology to commercial viability.

Special Charges (Credits)

(dollars in thousands)	2005	2004	2003

Cost of sales special charges	$—	$12,073	$—
Special charges (credits)	(11,500)	28,810	—

	$(11,500)	$40,883	$—

Fiscal Year 2005

Symmetry™ Bypass System Aortic Connector Litigation:   During the third quarter of 2005, over 90% of the cases and claims asserted involving the Symmetry™ device were resolved. As a result, we reversed $14.8 million of the pre-tax $21.0 million special charge that was recorded in the third quarter of 2004 to accrue for legal fees in connection with claims involving the Symmetry™ device. Additionally, we recorded a pre-tax charge of $3.3 million in the third quarter of 2005 to accrue for settlement costs negotiated in these resolved cases. These adjustments resulted in a net pre-tax benefit of $11.5 million that we recorded in the third quarter of 2005 related to Symmetry™ device product liability litigation. See Note 5 of the Consolidated Financial Statements for further details on the outstanding litigation against us relating to the Symmetry™ device.

Fiscal Year 2004

Symmetry™ Bypass System Aortic Connector Product Line Discontinuance:   On September 23, 2004, we committed to a plan to discontinue developing, manufacturing, marketing and selling the Symmetry™ device. The decision to discontinue developing, manufacturing, marketing and selling the Symmetry™ device was primarily based on operating losses incurred related to the product over the previous three years and the prospect of ongoing operating losses, resulting from a decrease in the number of coronary artery bypass graft surgery cases and an apparent slowdown in the adoption of off-pump procedures for which the Symmetry™ device was developed.

In conjunction with the plan, we recorded a pre-tax charge in the third quarter of 2004 of $14.4 million. The charge was comprised of $4.4 million of inventory write-offs, $4.1 million of fixed asset write-offs, $3.6 million of sales returns, $1.3 million of contract termination and other costs, primarily related to a leased facility and $1.0 million in workforce reduction costs. These activities and all payments required in connection with the charge have been completed.

Symmetry™ Bypass System Aortic Connector Litigation:   We have been sued in various jurisdictions by claimants who allege that our Symmetry™ device caused bodily injury or might cause bodily injury. During the third quarter of 2004, the number of lawsuits involving the Symmetry™ device increased and the number of persons asserting claims outside of litigation increased as well. We determined that it was probable future legal fees to defend the cases would be incurred and that the amount of such fees was reasonably estimable. As a result, we recorded a pre-tax charge of $21.0 million in the third quarter of 2004 to accrue for legal fees in connection with claims involving the Symmetry™ device.

Edwards LifeSciences Corporation:   In December 2004, we settled a patent infringement lawsuit with Edwards LifeSciences Corporation and recorded a pre-tax charge of $5.5 million.

Other Income (Expense)

(dollars in thousands)	2005	2004	2003

Interest income	$19,523	$10,093	$7,031
Interest expense	(10,028)	(4,810)	(3,746)
Equity method losses	—	(2,091)	(3,530)
Other	(821)	(1,958)	(593)

Other income (expense)	$8,674	$1,234	$(838)

The increase in other income (expense) during 2005 as compared with 2004 was due primarily to higher levels of interest income as a result of higher average invested cash balances and the elimination of equity method losses related to Epicor as it was acquired during 2004. These increases were offset in part by an increase in interest expense as a result of higher amounts of borrowings and higher interest rates. Specifically, we issued convertible debt and commercial paper to fund a portion of our acquisition of ANS in November 2005.

The increase in other income (expense) during 2004 as compared with 2003 was due primarily to higher levels of interest income as a result of higher average invested cash balances and a decrease in equity method losses related to Epicor as it was acquired during 2004. These increases were offset in part by interest expense as a result of higher levels of borrowings and higher interest rates and the recording of equity method losses related to the IBI investment.

Income Taxes

(as a percent of pretax income)	2005	2004	2003

Effective tax rate	36.7%	23.7%	26.0%

The effective tax rate for 2005 was negatively impacted by 11.0 percentage points from $179.2 million of non-deductible IPR&D charges recorded during 2005. Additionally, $26.0 million of income tax expense associated with the repatriation of $500 million of cash from outside the United States negatively impacted the 2005 effective tax rate by 4.2 percentage points. See Note 1 of the Consolidated Financial Statements for discussion of the American Jobs Creation Act of 2004. We also recorded a reversal of $13.7 million of previously recorded tax expense due to the finalization of certain tax examinations, resulting in a 2.2 percentage point benefit to the 2005 effective tax rate. We anticipate our 2006 effective tax rate will be approximately 27.0% to 27.5%, however, significant non-deductible expenses such as IPR&D charges can have a significant impact on the actual 2006 effective tax rate.

The 2004 effective tax rate benefited 2.6 percentage points as we recorded a reversal of $14.0 million of previously recorded tax expense due to the finalization of certain tax examinations.

Net Earnings

(dollars in thousands)	2005	2004	2003	2005 vs. 2004 % Change	2004 vs. 2003 % Change

Net earnings	$393,490	$409,934	$336,779	-4.0%	21.7%

Net earnings were $393.5 million in 2005, a 4% decrease over 2004, and diluted net earnings per share were $1.04 in 2005, a 5% decrease over 2004. Our 2005 net earnings includes $179.2 million of IPR&D charges, an after-tax $7.2 million special credit relating to a reversal of a portion of the Symmetry™ device product liability litigation special charge recorded in 2004, net of settlement costs, an after-tax $6.2 million contribution to the Foundation, $13.7 million of income tax expense reversals and $26.0 million of income tax expense relating to repatriation of foreign earnings. In total, these after-tax charges and credits amounted to $190.5 million, or $0.50 per diluted share.

Net earnings were $409.9 million in 2004, a 22% increase over 2003, and diluted net earnings per share were $1.10 in 2004, a 21% increase over 2003. Our 2004 net earnings included $25.3 million of after-tax special charges, $9.1 million of IPR&D charges and $14.0 million of income tax expense reversals. In total, these after-tax charges and credits amounted to $20.4 million, or $0.06 per diluted share.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (ABB Opinion No. 25). Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires compensation cost to be recognized for share-based payments to employees based on their grant date fair values. Pro forma disclosure will no longer be an alternative.

SFAS No. 123(R) is effective for fiscal years beginning after December 15, 2005 and we are required to adopt SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods. We plan to adopt SFAS No. 123(R) using the “modified-prospective method” in which compensation cost is recognized for new grants issued after the date of adoption and for all unvested awards outstanding at the date of adoption. Expense for the new grants will be determined based upon their grant date fair values. Expense for outstanding unvested awards is based on the valuation determined in the pro forma disclosure under SFAS No. 123.

As permitted by SFAS No. 123, we have accounted for share-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, had not recognized any compensation cost for employee stock options and stock purchases under our employee stock purchase savings plan. Accordingly, adoption of SFAS No. 123(R) will have a significant impact on our consolidated financial statements as SFAS No. 123(R) requires compensation cost to be recognized for share-based payments to employees. We have used the Black-Scholes standard option pricing model for pro forma disclosures under SFAS No. 123 and will continue to use the Black-Scholes model to measure the fair value of share-based payments upon adoption of SFAS No. 123(R).

SFAS No. 123(R) also amends SFAS No. 95, Statement of Cash Flows, by requiring that the benefits associated with the tax deductions in excess of recognized stock-based compensation expense be reported as a financing cash flow, rather than as an operating cash flow as currently reported. This requirement will reduce operating cash flows and increase financing cash flows in periods after the SFAS No. 123 (R) adoption date of January 1, 2006. These future amounts cannot be estimated because they depend on, among other things, when employees exercise stock options.

See Stock-Based Compensation in Note 1 to our Consolidated Financial Statements for information on the pro forma effect on net earnings and net earnings per share in 2005, 2004 and 2003 as if we had applied the fair value recognition provisions of SFAS No. 123. We estimate that we will record approximately $73 million to $77 million of pre-tax stock-based compensation expense in 2006. Approximately $9 million to $10 million of the estimated 2006 pre-tax stock compensation expense relates to unvested stock options and restricted stock that we assumed in connection with the acquisition of ANS in November 2005.

In December 2004, the FASB issued two FASB staff positions (FSP): FSP No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S.-Based Manufacturers by the American Jobs Creation Act of 2004 (FSP No. 109-1); and FSP No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (FSP No. 109-2). FSP No. 109-1 clarified that the tax deduction for domestic manufacturers under the American Jobs Creation Act of 2004 (the Act) should be accounted for as a special deduction in accordance with SFAS No. 109. FSP No. 109-2 provided enterprises more time (beyond the financial-reporting period during which the Act took effect) to evaluate the Act’s impact on an enterprise’s plan for reinvestment or repatriation of certain foreign earnings for purposes of applying SFAS No. 109. In 2005 we repatriated $500 million of cumulative foreign earnings invested outside the United States under the provisions of the Act. The additional income tax expense associated with this repatriation was $26.0 million.

FINANCIAL CONDITION

Liquidity

Our liquidity and cash flows remained strong during 2005. Cash provided by operating activities was $716.3 million for 2005, up $112.0 million from 2004. Accounts receivable increased in 2005 as the result of higher sales volumes and the timing of sales, however, our day sales outstanding improved to 91 days at December 31, 2005 from 94 days at December 31, 2004. Inventory increased as a result of maintaining higher finished goods inventory levels to support our higher sales volumes, however, our inventory, expressed as the number of days of cost of sales on hand, improved to 159 days at the end of 2005 from 176 days at the end of 2004. Our cash balances at the beginning of the year along with cash flow generated from operations in 2005 was used to fund the acquisitions of ESI, Velocimed and Savacor as well as a significant portion of the ANS acquisition.

Cash provided by operating activities was $604.3 million for 2004, up $130.0 million from 2003. Accounts receivable increased in 2004 as the result of higher sales volumes, timing of sales and a higher portion of sales mix coming from international customers who traditionally have longer payment cycles. Inventory increased in 2004 as a result of maintaining higher finished goods inventory levels to support our higher sales volumes.

We expect to use our future cash flows to fund internal development opportunities, reduce our debt and fund acquisition opportunities. In January 2006, we repaid all of the $216.0 million of commercial paper borrowings outstanding at December 31, 2005 and made an additional $12.5 million investment in ProRhythm.

At December 31, 2005, a portion of our cash and cash equivalents were held by our non-U.S. subsidiaries. These funds are only available for use by our U.S. operations if they are repatriated into the United States. On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law by the President of the United States. The Act allows U.S. corporations a one-time deduction of 85% of certain “cash dividends” received from controlled foreign corporations. According to the provisions of the Act, the Company’s amount of eligible dividends was limited to $500 million. Based on these requirements, in 2005, we repatriated $500 million of the earnings of foreign subsidiaries in accordance with the Act.

Capital Resources

In December 2005, we issued $660.0 million aggregate principal amount of 2.80% Convertible Senior Debentures (Convertible Debentures) that mature on December 15, 2035. Interest payments are required on a semi-annual basis. Contingent interest is payable in certain circumstances after December 15, 2006. We have the right to redeem some or all of the Convertible Debentures for cash at any time on or after December 15, 2006. We also may be required to repurchase some or all of the Convertible Debentures for cash on various dates starting December 15, 2006 and upon the occurrence of certain events. The Convertible Debentures are convertible under certain circumstances for cash and shares of our common stock, if any, at a conversion rate of 15.5009 shares (or an initial conversion price of approximately $64.51 per share of common stock). Upon conversion, we would be required to satisfy up to 100% of the principal amount of the Convertible Debentures solely in cash, with any amounts above the principal amount to be satisfied in shares of our common stock. See Note 4 to the Consolidated Financial Statements for further details on the features of these Convertible Debentures.

In May 2003, we issued 7-year, 1.02% unsecured notes totaling 20.9 billion Yen, or $176.9 and $200.9 million at December 31, 2005 and 2004, respectively. Interest payments are required on a semi-annual basis and the entire principal balance of the 1.02% unsecured notes is due in May 2010.

Our commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. There was $216.0 million and $33.9 million of outstanding commercial paper borrowings at December 31, 2005 and 2004, respectively. The weighted average effective interest rate at December 31, 2005 and 2004 was 4.2% and 2.3%, respectively. Any future commercial paper borrowings we make would bear interest at varying market rates.

On December 31, 2005, we had up to $750.0 million of available borrowings under our committed credit facilities in the United States. Borrowings under these credit facilities bear interest at variable rates tied to the London InterBank Offered Rate (LIBOR) and can be used for general corporate purposes or to support our commercial paper program. Internationally, we had up to approximately $8.3 million of available borrowings under our committed credit facilities. See further discussion of our credit facilities in Note 4 of the Consolidated Financial Statements. There were no outstanding borrowings under our credit facilities at December 31, 2005 or 2004.

Our 7-year, 1.02% notes, short-term bank credit agreement and revolving credit facilities contain various operating and financial covenants. Specifically, we must have a ratio of total debt to total capitalization not exceeding 55%, have a leverage ratio (defined as the ratio of total debt to EBIT (net earnings before interest and income taxes) or total debt to EBITDA (net earnings before interest, income taxes, depreciation and amortization)) not exceeding 3.0 to 1.0, and an interest coverage ratio (defined as the ratio of EBIT to interest expense or the ratio of EBITDA to interest expense) not less than 3.0 to 1.0 or 3.5 to 1.0, as applicable. We also have limitations on additional liens or indebtedness and limitations on certain acquisitions, investments and dispositions of assets. However, these agreements do not include provisions for the termination of the agreements or acceleration of repayment due to changes in our debt ratings. We were in compliance with all of our debt covenants at December 31, 2005 and December 31, 2004.

We believe that our existing cash balances, available borrowings under our worldwide committed credit facilities and future cash generated from operations will be sufficient to meet our working capital and capital investment needs over the next twelve months and in the foreseeable future thereafter. Should suitable investment opportunities arise, we believe that our earnings, cash flows and balance sheet position will permit us to obtain additional debt financing or equity capital, if necessary.

Share Repurchases

On October 11, 2004, the Board of Directors authorized a share repurchase program of up to $300 million of our outstanding common stock. The share repurchases can be made through transactions in the open market and/or privately negotiated transactions, including the use of options, futures, swaps and accelerated share repurchase contracts. This authorization expires on December 31, 2006. We did not repurchase any of our common stock during 2005 or 2004.

On July 22, 2003, the Board of Directors authorized a share repurchase program of up to $500 million of our outstanding common stock. In August 2003, we repurchased approximately 18.5 million shares, or about five percent of our outstanding common stock for $520 million, including related costs (see Note 6 to Consolidated Financial Statements).

Dividends

We did not declare or pay any cash dividends during 2005, 2004 or 2003. We currently intend to retain our earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

Off-Balance Sheet Arrangements and Contractual Obligations

We believe that our off-balance sheet arrangements do not have a material impact on our consolidated earnings, financial position or cash flows. Our off-balance sheet arrangements principally consist of operating leases for various facilities and equipment, purchase commitments and contingent acquisition commitments.

In the normal course of business, we periodically enter into agreements that require us to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of our products or the negligence of our personnel or claims alleging that our products infringe third-party patents or other intellectual property. Our maximum exposure under these indemnification provisions cannot be estimated, and we have not accrued any liabilities within our consolidated financial statements or included any indemnification provisions in our commitments table. Historically, we have not experienced significant losses on these types of indemnifications.

In December 2005, we issued Convertible Debentures that are convertible into cash and shares of our common stock, if any, upon the occurrence of certain events or if the trading price of our common stock reaches a certain amount (see Note 4 to the Consolidated Financial Statements for further details on the conversion provisions of the Convertible Debentures). The convertible features of the Convertible Debentures are considered to be an equity-linked derivative which is not required to be reflected in our balance sheet. Because of certain features of the Convertible Debentures, such as being able to call the Convertible Debentures for redemption in December 2006, we do not believe that the equity-linked derivative currently exposes us to a material amount of off-balance sheet risk.

In connection with certain acquisitions, we may agree to provide additional consideration payments upon the achievement of certain product development milestones, which may include but are not limited to: successful clinical trials and certain product regulatory approvals. We may also provide for additional consideration payments to be made upon the achievement of certain levels of future product sales. Although the timing and/or amount of these additional consideration payments is not certain, we have included future contingent consideration payments in the below table based upon our best estimates as of December 31, 2005.

Presented below is a summary of our contractual obligations and other commitments as of December 31, 2005 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years

Contractual obligations related to off-balance sheet arrangements:
Operating leases	$89,288	$24,522	$31,740	$20,153	$12,873
Purchase commitments (a)	244,548	222,637	21,844	67	—
Contingent consideration payments (b)	269,332	51,869	50,348	147,115	20,000

Total	$603,168	$299,028	$103,932	$167,335	$32,873

Contractual obligations reflected in the balance sheet:
Long-term debt, including current portion (c)	1,079,419	896,284	3,642	179,493	—

Total	$1,682,587	$1,195,312	$107,574	$346,828	$32,873

(a)	These amounts include commitments for inventory purchases and capital expenditures that do not exceed our projected requirements and are in the normal course of business. The purchase commitment amounts do not represent the entire anticipated purchases and capital expenditures in the future, but only those for which we are contractually obligated.
(b)	These amounts include contingent commitments to acquire various businesses involved in the distribution of our products, commitments to fund minority investments and other contingent acquisition consideration payments. While it is not certain if and/or when these payments will be made, we have included the payments in the table based on our best estimates of the dates when the milestones and/or contingencies may be met.
(c)	These amounts also include interest payments on the 2.80% Convertible Debentures the 1.02% Yen-denominated notes. See Note 4 to the Consolidated Financial Statements for additional information on our long-term debt obligations.

MARKET RISK

We are exposed to foreign currency exchange rate fluctuations due to transactions denominated primarily in Euros, Japanese Yen, Canadian Dollars, Brazilian Reals, British Pounds, and Swedish Kronor. Although we elected not to enter into any hedging contracts during 2005, 2004 or 2003, historically we have periodically hedged a portion of our foreign currency exchange rate risk through the use of forward exchange or option contracts. The gains or losses on these contracts are intended to offset changes in the fair value of the anticipated foreign currency transactions. We do not enter into contracts for trading or speculative purposes. We continue to evaluate our foreign currency exchange rate risk and the different mechanisms for use in managing such risk. We had no forward exchange or option contracts outstanding at December 31, 2005 or 2004. A hypothetical 10% change in the value of the U.S. dollar in relation to our most significant foreign currency exposures would have had an impact of approximately $108.8 million on our 2005 net sales. This amount is not indicative of the hypothetical net earnings impact due to partially offsetting impacts on cost of sales and operating expenses.

With our acquisition of Getz Japan during 2003, we significantly increased our exposure to foreign currency exchange rate fluctuations due to transactions denominated in Japanese Yen. We elected to naturally hedge a portion of our Yen-denominated net asset exposure by issuing 1.02%Yen-denominated 7-year notes, the proceeds of which were used to repay the short-term bank debt that we used to fund a portion of the Getz Japan purchase price. Excess cash flows from our Getz Japan operations will be used to fund principal and interest payments on the Yen-denominated borrowings. We have not entered into any Yen-denominated hedging contracts to mitigate any remaining foreign currency exchange rate risk. We are also exposed to fair value risk on our 1.02% Yen-denominated fixed-rate notes. A hypothetical 10% change in interest rates would have an impact of approximately $0.8 million on the fair value of these notes, which is not material to our consolidated earnings or financial position.

In the United States, we issue short-term, unsecured commercial paper that bears interest at varying market rates. We also have two committed credit facilities that have variable interest rates tied to the London InterBank Offered Rate (LIBOR). Our variable interest rate borrowings had a notional value of $216.0 million at December 31, 2005. A hypothetical 10% change in interest rates assuming the current level of borrowings would have had an impact of approximately $0.9 million on our 2005 interest expense, which is not material to our consolidated earnings.

We are also exposed to equity market risk on our marketable equity security investments. We hold certain marketable equity securities of emerging technology companies. Our investments in these companies had a fair value of $51.1 million and $34.4 million at December 31, 2005 and 2004, respectively, which are subject to the underlying price risk of the public equity markets.

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

The neuromodulation market is one of medical technology’s fastest growing segments. Competitive pressures will increase in the future as our two principal competitors attempt to secure and grow their positions in the neuromodulation market. Other companies are attempting and will attempt in the future to bring new products or therapies into this market. Barriers to entry for new competitors are high, due to a long and expensive product development and regulatory approval process and the intellectual property and patent positions existing in the market. However, other larger medical device companies may be able to enter the neuromodulation market by leveraging their capabilities into the neuromodulation field, thereby decreasing the time and resources required to enter the market

The cardiology therapy area is also growing and has numerous competitors. Over 75% of our sales in this area are comprised of vascular closure devices. The market for vascular closure devices is highly competitive, and there are several companies, in addition to St. Jude Medical, that manufacture and market these products worldwide. Additionally, we anticipate other large companies will enter this market in the coming years, which will likely increase competition.

The atrial fibrillation therapy area is broadening to include multiple therapy methods. The marketplace currently embraces multiple methods of treating atrial fibrillation. Treatments include drugs, external electrical cardioversion and defibrillation, implantable defibrillators and open-heart surgery. As a result we have numerous competitors in the emerging atrial fibrillation market. Larger competitors may expend their presence in the atrial fibrillation market by leveraging their CRM capabilities.

We operate in an industry that is susceptible to significant product liability claims. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, product liability claims may be asserted against us in the future relative to events that are not known to us at the present time. Our product liability insurance coverage is designed to help protect us against a catastrophic claim. Our product liability insurance coverage for the period April 1, 2005 through June 15, 2006 is $400 million, with a $100 million deductible per occurrence.

Group purchasing organizations, independent delivery networks and large single accounts, such as the Veterans Administration in the United States, continue to consolidate purchasing decisions for some of our hospital customers. We have contracts in place with many of these organizations. In some circumstances, our inability to obtain a contract with such an organization could adversely affect our efforts to sell our products to that organization’s hospitals.

CAUTIONARY STATEMENTS

In this discussion and in other written or oral statements made from time to time, we have included and may include statements that may constitute “forward-looking statements” with respect to the financial condition, results of operations, plans, objectives, future performance and business of St. Jude Medical, Inc. and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “project,” “believes” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. By identifying these statements for you in this manner, we are alerting you to the possibility that actual results may differ, possibly materially, from the results indicated by these forward-looking statements. We undertake no obligation to update any forward-looking statements. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties discussed in the previous section entitled “Competition and Other Considerations” and in Part 1, Item 1A, Risk Factors of our Annual Report on Form 10-K as well as the various factors described below. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties. We believe the most significant factors that could affect our future operations and results are set forth in the list below.

1.	Legislative or administrative reforms to the U.S. Medicare or Medicaid systems or similar reforms of international reimbursement systems in a manner that significantly reduces reimbursement for procedures using our medical devices or denies coverage for such procedures, as well as adverse decisions relating to our products by administrators of such systems in coverage or reimbursement issues.
2.	Acquisition of key patents by others that have the effect of excluding us from market segments or require us to pay royalties.
3.	Economic factors, including inflation, changes in interest rates and changes in foreign currency exchange rates.
4.	Product introductions by competitors which have advanced technology, better features or lower pricing.
5.	Price increases by suppliers of key components, some of which are sole-sourced.
6.	A reduction in the number of procedures using our devices caused by cost-containment pressures or preferences for alternate therapies.
7.	Safety, performance or efficacy concerns about our marketed products, many of which are expected to be implanted for many years, leading to recalls and/or advisories with the attendant expenses and declining sales.
8.	Changes in laws, regulations or administrative practices affecting government regulation of our products, such as FDA laws and regulations, that increase pre-approval testing requirements for products or impose additional burdens on the manufacture and sale of medical devices.
9.	Regulatory actions arising from the concern over Bovine Spongiform Encephalopathy, sometimes referred to as “mad cow disease,” that have the effect of limiting the Company’s ability to market products using collagen, such as Angio-SealTM, or that impose added costs on the procurement of collagen.
10.	Difficulties obtaining, or the inability to obtain, appropriate levels of product liability insurance.
11.	The ability of our Silzone® product liability insurers, especially Kemper, to meet their obligations to us.
12.	A serious earthquake affecting our facilities in Sunnyvale or Sylmar, California, or a hurricane affecting our operations in Puerto Rico.
13.	Healthcare industry consolidation leading to demands for price concessions or the exclusion of some suppliers from significant market segments.
14.	Adverse developments in the investigation of business practices in the cardiac rhythm management industry by the U.S. Attorney’s Office in Boston.
15.	Adverse developments in litigation including product liability litigation, patent litigation or other intellectual property litigation.
16.	Inability to successfully integrate the businesses that we have acquired in recent years, including ANS, and that we plan to acquire.
17.	Adverse developments arising out of the investigation by the Office of the Inspector General, Department of Health and Human Services into certain business practices of ANS.
18.	Failure to successfully complete clinical trials for new indications for our products and failure to successfully develop markets for such new indications.

Report of Management

Management’s Report on the Financial Statements

We are responsible for the preparation, integrity and objectivity of the accompanying financial statements. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and include amounts which reflect management’s best estimates based on its informed judgment and consideration given to materiality. We are also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.

Audit Committee Oversight

The adequacy of our internal accounting controls, the accounting principles employed in our financial reporting and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of outside directors. The independent registered public accounting firm meets with, and has confidential access to, the Audit Committee to discuss the results of its audit work.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the Company’s management, including the CEO and the CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2005. Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, our independent registered public accounting firm, as stated in their report which is included herein.

/s/   DANIEL J. STARKS

Daniel J. Starks
Chairman, President and Chief Executive Officer

/s/   JOHN C. HEINMILLER

John C. Heinmiller
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
of St. Jude Medical, Inc.

We have audited management’s assessment, included in the section of the accompanying Report of Management entitled Management’s Report on Internal Control Over Financial Reporting, that St. Jude Medical, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). St. Jude Medical, Inc.‘s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that St. Jude Medical, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, St. Jude Medical, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of St. Jude Medical, Inc and subsidiaries as of December 31, 2005 and 2004, and the related consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2005 and our report dated February 16, 2006 expressed an unqualified opinion thereon.

/s/   ERNST & YOUNG LLP

Minneapolis, Minnesota
February 16, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
of St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of St. Jude Medical, Inc.‘s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2006 expressed an unqualified opinion thereon.

/s/   ERNST & YOUNG LLP

Minneapolis, Minnesota
February 16, 2006

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts)

Fiscal Year Ended December 31,	2005	2004	2003

Net sales	$2,915,280	$2,294,173	$1,932,514
Cost of sales:
Cost of sales before special charges	796,761	666,977	603,091
Special charges	—	12,073	—

Total cost of sales	796,761	679,050	603,091

Gross profit	2,118,519	1,615,123	1,329,423

Selling, general and administrative expense	968,888	759,320	632,395
Research and development expense	369,227	281,935	241,083
Purchased in-process research and development charges	179,174	9,100	—
Special charges (credits)	(11,500)	28,810	—

Operating profit	612,730	535,958	455,945

Other income (expense)	8,674	1,234	(838)

Earnings before income taxes	621,404	537,192	455,107

Income tax expense	227,914	127,258	118,328

Net earnings	$393,490	$409,934	$336,779

Net earnings per share:
Basic	$1.08	$1.16	$0.95
Diluted	$1.04	$1.10	$0.91

Weighted average shares outstanding:
Basic	363,612	353,454	353,913
Diluted	379,106	370,992	370,753

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

December 31,	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	$534,568	$688,040
Accounts receivable, less allowances for doubtful accounts	793,929	630,983
Inventories	378,456	330,873
Deferred income taxes, net	100,272	92,757
Other	133,916	120,564

Total current assets	1,941,141	1,863,217

Property, Plant and Equipment
Land, buildings and improvements	176,413	155,975
Machinery and equipment	566,258	473,486
Diagnostic equipment	187,923	182,748

Property, plant and equipment at cost	930,594	812,209
Less accumulated depreciation	(492,178)	(485,228)

Net property, plant and equipment	438,416	326,981

Other Assets
Goodwill	1,634,973	593,799
Other intangible assets, net	572,246	207,096
Other	258,064	239,654

Total other assets	2,465,283	1,040,549

TOTAL ASSETS	$4,844,840	$3,230,747

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt	$876,000	$—
Accounts payable	169,296	135,499
Income taxes payable	108,910	101,257
Accrued expenses
Employee compensation and related benefits	204,089	166,157
Other	176,087	132,885

Total current liabilities	1,534,382	535,798

Long-term debt	176,970	234,865
Deferred income taxes, net	157,443	56,561
Other liabilities	93,000	69,595

Total liabilities	1,961,795	896,819

Commitments and Contingencies (Notes 2 and 5)	—	—

Shareholders’ Equity
Preferred stock	—	—
Common stock (367,904,418 and 358,760,693 shares issued and
outstanding at December 31, 2005 and 2004, respectively)	36,790	35,876
Additional paid-in capital	514,360	277,147
Unearned compensation	(5,641)	—
Retained earnings	2,345,311	1,951,821
Accumulated other comprehensive income (loss):
Cumulative translation adjustment	(29,231)	53,851
Unrealized gain on available-for-sale securities	21,456	15,233

Total shareholders’ equity	2,883,045	2,333,928

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,844,840	$3,230,747

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Number of Shares	Amount

Balance at January 1, 2003	356,056,258	$35,606	$199,075	$—	$1,411,194	$(69,148)	$1,576,727
Comprehensive income:
Net earnings					336,779		336,779
Other comprehensive income:
Unrealized gain on investments,
net of taxes of $4,183						6,826	6,826
Foreign currency translation adjustment,
net of taxes of $16,719						69,142	69,142

Other comprehensive income							75,968

Comprehensive income							412,747

Common stock issued under stock
plans and other, net	8,469,166	846	88,856				89,702
Tax benefit from stock plans			42,484				42,484
Common stock repurchased, including
related costs	(18,497,090)	(1,850)	(312,089)		(206,086)		(520,025)

Balance at December 31, 2003	346,028,334	34,602	18,326	—	1,541,887	6,820	1,601,635
Comprehensive income:
Net earnings					409,934		409,934
Other comprehensive income:
Unrealized gain on investments,
net of taxes of $3,034						4,167	4,167
Foreign currency translation adjustment,
net of taxes of $(8,270)						58,097	58,097

Other comprehensive income							62,264

Comprehensive income							472,198

Common stock issued under stock
plans and other, net	12,732,359	1,274	144,869				146,143
Tax benefit from stock plans			113,952				113,952

Balance at December 31, 2004	358,760,693	35,876	277,147	—	1,951,821	69,084	2,333,928
Comprehensive income:
Net earnings					393,490		393,490
Other comprehensive income (loss):
Unrealized gain on investments,
net of taxes of $3,988						6,223	6,223
Foreign currency translation adjustment,
net of taxes of $1,809						(83,082)	(83,082)

Other comprehensive loss							(76,859)

Comprehensive income							316,631

Options assumed in business combinations			21,997	(6,152)			15,845
Stock-based compensation			944	511			1,455
Common stock issued under stock
plans and other, net	9,143,725	914	125,199				126,113
Tax benefit from stock plans			89,073				89,073

Balance at December 31, 2005	367,904,418	$36,790	$514,360	$(5,641)	$2,345,311	$(7,775)	$2,883,045

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Fiscal Year Ended December 31,	2005	2004	2003

OPERATING ACTIVITIES
Net earnings	$393,490	$409,934	$336,779
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	76,364	68,294	64,695
Amortization	53,845	17,461	11,988
Stock-based compensation	1,455	—	—
Equity method losses of minority investments, net of income taxes	—	1,742	2,612
Purchased in-process research and development charges	179,174	9,100	—
Special charges (credits)	(11,500)	40,883	—
Deferred income taxes	4,833	(9,340)	33,146
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(138,846)	(102,405)	(31,315)
Inventories	(23,695)	(14,209)	(17,388)
Other current assets	11,767	164	(40,273)
Accounts payable and accrued expenses	69,458	25,793	52,714
Income taxes payable	99,968	156,865	61,327

Net cash provided by operating activities	716,313	604,282	474,285

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(158,768)	(89,468)	(49,565)
Proceeds from sale of marketable securities	153,389	—	—
Business acquisition payments, net of cash acquired	(1,775,527)	(249,941)	(230,839)
Minority investment in Epicor Medical, Inc.	—	—	(15,505)
Other	(29,864)	(68,399)	(50,691)

Net cash used in investing activities	(1,810,770)	(407,808)	(346,600)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued	126,113	146,143	89,702
Common stock repurchased, including related costs	—	—	(520,025)
Net (payments) / borrowings under short-term debt facilities	—	(11,964)	9,454
Issuance of convertible debentures	660,000	—	—
Issuance of long-term notes	—	—	173,350
Borrowings under debt facilities	3,377,775	2,285,775	1,111,450
Payments under debt facilities	(3,195,718)	(2,409,200)	(954,050)

Net cash provided by (used in) financing activities	968,170	10,754	(90,119)

Effect of currency exchange rate changes on cash and cash equivalents	(27,185)	19,559	21,827

Net increase (decrease) in cash and equivalents	(153,472)	226,787	59,393
Cash and cash equivalents at beginning of year	688,040	461,253	401,860

Cash and cash equivalents at end of year	$534,568	$688,040	$461,253

Supplemental Cash Flow Information

Cash paid during the year for:
Interest	$9,392	$5,158	$3,557
Income taxes	124,515	24,564	57,217

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Overview:   St. Jude Medical, Inc. (St. Jude Medical or the Company) develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiac surgery, cardiology and atrial fibrillation therapy areas and implantable neuromodulation devices. The Company’s five operating segments are Cardiac Rhythm Management (CRM), Cardiac Surgery (CS), Neuromodulation (Neuro), Cardiology (CD) and Atrial Fibrillation (AF). Each operating segment focuses on developing and manufacturing products for its respective therapy area. The Company’s principal products in each of these operating segments are as follows: CRM – bradycardia pacemaker systems (pacemakers) and tachycardia implantable cardioverter defibrillator systems (ICDs); CS – mechanical and tissue heart valves and valve repair products; Neuro – neurostimulation devices; CD – vascular closure devices, guidewires, hemostatis introducers and other interventional cardiology products; and AF – electrophysiology (EP) catheters, advanced cardiac mapping systems and ablation systems.

The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company’s products are the United States, Europe and Japan.

Principles of Consolidation:   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.

Reclassifications:   Certain prior period reportable segment information (see Note 11) and certain prior period balance sheet amounts (see Note 10) have been reclassified to conform to the current year presentation.

Fiscal Year:   The Company utilizes a 52/53-week fiscal year ending on the Saturday nearest December 31. For simplicity of presentation, the Company describes all periods as if the year end is December 31. Fiscal years 2005 and 2004 consisted of 52 weeks and fiscal year 2003 consisted of 53 weeks.

Use of Estimates:   Preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents:   The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market. The Company’s cash equivalents include bank certificates of deposit, money market funds and instruments, commercial paper investments and repurchase agreements collateralized by U.S. government agency securities. The Company performs periodic evaluations of the relative credit standing of the financial institutions and issuers of its cash equivalents and limits the amount of credit exposure with any one issuer.

Marketable Securities:   Marketable securities consist of publicly-traded equity securities that are classified as available-for-sale securities and investments in mutual funds that are classified as trading securities. The investments in mutual funds are held in a rabbi trust for the purpose of paying benefits under the Company’s deferred compensation plan (see Note 10). On the balance sheet, available-for-sale securities and trading securities are classified as other current assets and other long-term assets, respectively.

Available-for-sale securities are recorded at fair market value based upon quoted market prices. Unrealized gains and losses, net of related incomes taxes, are recorded in accumulated other comprehensive income (loss) in shareholders’ equity. The following table summarizes the Company’s available-for-sale securities as of December 31 (in thousands):

	2005	2004

Adjusted cost	$15,820	$9,408
Gross unrealized gains	35,673	25,048
Gross unrealized losses	(413)	—

Fair value	$51,080	$34,456

Realized gains and losses from the sale of available-for-sale securities are recorded in other income (expense) and are computed using the specific identification method. During 2005, the Company sold an available-for-sale security for a realized gain of $1.4 million, which is included in other income (expense). The other comprehensive income (loss) reclassification adjustment for the realized gain on the sale of this marketable security, net of income taxes, was $0.9 million.

The Company’s policy for assessing recoverability of its available-for-sale securities is to record a charge against net earnings when the Company determines that a decline in the fair value of a security drops below the cost basis and judges that decline to be other-than-temporary. During 2005, 2004 and 2003, the Company recorded write-downs of $0.6 million, $1.3 million and $1.0 million, respectively, on certain available-for-sale securities, which is included in other income (expense). Other comprehensive income (loss) reclassification adjustments for realized losses on the write-down of certain available-for-sale securities, net of income taxes, were $0.3 million, $0.9 million and $0.6 million in 2005, 2004 and 2003, respectively.

The Company’s investments in mutual funds that are held in a rabbi trust are not available for general corporate purposes and are subject to creditor claims in the event of insolvency. These investments are specifically designated as available to the Company solely for the purpose of paying benefits under the Company’s deferred compensation plan. The fair value of these investments totaled approximately $93 million and $70 million at December 31, 2005 and 2004, respectively.

Accounts Receivable:   The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. The allowance for doubtful accounts was $33.3 million at December 31, 2005 and $31.3 million at December 31, 2004.

Inventories:   Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories consist of the following at December 31 (in thousands):

	2005	2004

Finished goods	$262,640	$237,574
Work in process	34,531	33,984
Raw materials	81,285	59,315

	$378,456	$330,873

Property, Plant and Equipment:   Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 15 to 39 years for buildings and improvements, three to seven years for machinery and equipment and four to eight years for diagnostic equipment. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from pacemaker and ICD devices. The estimated useful lives of this equipment are based on management’s estimates of its usage by the physicians and healthcare professionals, factoring in new technology platforms and rollouts by the Company. To the extent that the Company experiences changes in the usage of this equipment or introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $88.6 million and $85.8 million at December 31, 2005 and 2004, respectively. Property, plant and equipment are depreciated using accelerated methods for income tax purposes.

Goodwill and Other Intangible Assets:   Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist of customer lists and relationships, purchased technology and patents, distribution agreements and licenses and are amortized on a straight-line basis using lives ranging from 3 to 20 years. Other intangible assets also consist of trademarks which are an indefinite-lived intangible asset.

Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has five reporting units at December 31, 2005, consisting of its five operating segments (see Note 11). The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete step 2 in order to measure the impairment loss. In step 2, the Company would calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference.

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

During the fourth quarters of 2005 and 2004, management completed its annual goodwill and other intangible asset impairment reviews with no impairments to the carrying values identified.

Technology License Agreement:   The Company has a technology license agreement that provides access to a significant number of patents covering a broad range of technology used in the Company’s pacemaker and ICD systems. The agreement provided for payments through September 2004, at which time the Company was granted a fully paid-up license to the underlying patents which expire at various dates through the year 2014. The costs deferred under this license are recorded on the balance sheet in other long-term assets and are being recognized as an expense over the term of the underlying patents’ lives. The license had a net carrying value of $109.2 million and $132.9 million at December 31, 2005 and 2004, respectively.

Product Warranties:   The Company offers a warranty on various products, the most significant of which relate to pacemaker and ICD systems. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. Changes in the Company’s product warranty liability during 2005 and 2004 were as follows (in thousands):

	2005	2004

Balance at beginning of year	$13,235	$15,221
Warranty expense recognized	9,566	567
Warranty credits issued	(2,904)	(2,553)

Balance at end of year	$19,897	$13,235

Revenue Recognition:   The Company sells its products to hospitals primarily through a direct sales force. In certain international markets, the Company sells its products through independent distributors. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. A portion of the Company’s inventory is consigned at hospitals for which revenue is recognized at the time the Company is notified that the consigned inventory has been used by the customer. For products that are not consigned, revenue recognition occurs upon shipment to the hospital or, in the case of distributors, when title transfers under the contract. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

Research and Development:   Research and development costs are charged to expense as incurred.

Purchased In-Process Research and Development (IPR&D):   When the Company acquires another entity, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, tangible assets and goodwill. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates.

The Company’s policy defines IPR&D as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products in an applicable geographic region. In accordance with accounting principles generally accepted in the United States, the value attributed to those projects is expensed in conjunction with the acquisition. The Company recorded IPR&D of $179.2 million and $9.1 million in 2005 and 2004, respectively.

The Company uses the income approach to establish fair values of IPR&D as of the acquisition date. This approach establishes fair value by estimating the after-tax cash flows attributable to a project over its useful life and then discounting these after-tax cash flows back to a present value. The Company bases revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. In arriving at the value of the projects, the Company considers, among other factors, the stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs of completion, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used is determined at the time of acquisition, and includes consideration of the assessed risk of the project not being developed to commercial feasibility. For the IPR&D acquired in connection with recent acquisitions, risk-adjusted discount rates ranging from 16% to 22% were used in 2005 and a risk-adjusted discount rate of 16% was used in 2004 to discount projected cash flows. The Company believes that the IPR&D amounts recorded represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

Litigation:   The Company accrues a liability for costs related to claims, including future legal costs, settlements and judgments where it has assessed that a loss is probable and an amount can be reasonably estimated.

Stock-Based Compensation:   Prior to December 31, 2005, the Company accounted for its stock-based employee compensation plans (see Note 6) under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25) and related interpretations. In accordance with the provisions of SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), the Company will adopt the fair value method of accounting for its stock-based compensation arrangements with employees at January 1, 2006. The following table illustrates the effect on net earnings and net earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) to its stock-based compensation plans (in thousands, except per share amounts):

	2005	2004	2003

Net earnings, as reported	$393,490	$409,934	$336,779

Add: Total stock-based compensation expense
included in net earnings, net of related tax effects	902	—	—
Less: Total stock-based compensation expense
determined under fair value based method for all
awards, net of related tax effects	(45,946)	(50,888)	(38,030)

Pro forma net earnings	$348,446	$359,046	$298,749

Net earnings per share:
Basic-as reported	$1.08	$1.16	$0.95
Basic-pro forma	$0.96	$1.02	$0.84

Diluted-as reported	$1.04	$1.10	$0.91
Diluted-pro forma	$0.92	$0.98	$0.81

The following table provides the weighted average fair value of options granted with exercise prices equal to the market price of the Company’s common stock on the grant dates and the related assumptions used in the Black-Scholes standard option pricing model:

	2005	2004	2003

Fair value of options granted	$14.71	$12.79	$10.88

Assumptions used:
Expected life (years)	4.4	4.8	4.8
Risk-free rate of return	4.4%	3.5%	3.2%
Volatility	26.1%	29.0%	35.0%
Dividend yield	0%	0%	0%

As discussed in Note 6, in connection with the acquisition of ANS, the Company assumed ANS employee stock options that had exercise prices less than the market price of the Company’s common stock on the acquisition date. The weighted average fair value of the ANS options assumed and the related assumptions used in the Black-Scholes standard option pricing model are as follows:

2005

Fair value of options granted	$27.79
Assumptions used:
Expected life (years)	3.2
Risk-free rate of return	4.4%
Volatility	26.0%
Dividend yield	0%

Net Earnings Per Share:   Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares during the period, exclusive of restricted shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive securities.

The table below sets forth the computation of basic and diluted net earnings per share (in thousands, except per share amounts):

	2005	2004	2003

Numerator:
Net earnings	$393,490	$409,934	$336,779

Denominator:
Basic-weighted average shares outstanding	363,612	353,454	353,913
Effect of dilutive securities:
Employee stock options	15,460	17,525	16,819
Restricted shares	34	13	21

Diluted-weighted average shares outstanding	379,106	370,992	370,753

Basic net earnings per share	$1.08	$1.16	$0.95

Diluted net earnings per share	$1.04	$1.10	$0.91

Diluted-weighted average shares outstanding have not been adjusted for certain employee stock options where the effect of those securities would not have been dilutive. For 2005, 2004 and 2003, stock options to purchase approximately 4.9 million, 4.8 million and 7.9 million shares of common stock, respectively, were excluded from the diluted net earnings per share computation because they were anti-dilutive.

As discussed in Note 4, diluted-weighted average shares outstanding have not been adjusted for the Company’s $660.0 million of 2.80% Convertible Senior Debentures (Convertible Debentures). Because the principal value of the Convertible Debentures is required to be settled only in cash, the dilutive impact would be equal to the number of shares needed to satisfy the intrinsic value of the Convertible Debentures, assuming conversion. The potentially dilutive common shares related to the Convertible Debentures would only be included in diluted-weighted average shares outstanding when the Company’s stock price rises above the conversion price of $64.51.

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

New Accounting Pronouncements: In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25). Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires compensation cost to be recognized for share-based payments to employees based on their grant date fair values. Pro forma disclosure will no longer be an alternative.

SFAS No. 123(R) is effective for fiscal years beginning after December 15, 2005 and is required to be adopted by the Company effective January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods. The Company plans to adopt SFAS No. 123(R) using the “modified-prospective method” in which compensation cost is recognized for new grants issued after the date of adoption and for all unvested awards outstanding at the date of adoption. Expense for the new grants will be determined based upon their grant date fair values. Expense for outstanding unvested awards is based on the valuation determined in the pro forma disclosure under SFAS No. 123.

As permitted by SFAS No. 123, the Company has accounted for share-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, had not recognized any compensation cost for employee stock options and stock purchases under the Company’s employee stock purchase savings plan. Accordingly, adoption of SFAS No. 123(R) will have a significant impact on the Company’s consolidated financial statements as SFAS No. 123(R) requires compensation cost to be recognized for share-based payments to employees. The Company has used the Black-Scholes standard option pricing model for its pro forma disclosures under SFAS No. 123 and will continue to use the Black-Scholes model to measure the fair value of share-based payments upon adoption of SFAS No. 123(R).

SFAS No. 123(R) also amends SFAS No. 95, Statement of Cash Flows, by requiring that the benefits associated with the tax deductions in excess of recognized stock-based compensation expense be reported as a financing cash flow, rather than as an operating cash flow as currently reported. This requirement will reduce operating cash flows and increase financing cash flows in periods after the SFAS No. 123 (R) adoption date of January 1, 2006. These future amounts cannot be estimated because they depend on, among other things, when employees exercise stock options.

Refer to the summary of the Company’s stock-based compensation significant accounting policy above for information on the pro forma effect on net earnings and net earnings per share in 2005, 2004 and 2003 as if the Company had applied the fair value recognition provisions of SFAS No. 123. The Company estimates that it will record approximately $73 million to $77 million of pre-tax stock-based compensation expense in 2006. Approximately $9 million to $10 million of the estimated 2006 pre-tax stock compensation expense relates to unvested stock options and restricted stock that the Company assumed and converted in connection with the acquisition of ANS in November 2005.

In December 2004, the FASB issued two FASB staff positions (FSP): FSP No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S.-Based Manufacturers by the American Jobs Creation Act of 2004 (FSP No. 109-1); and FSP No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (FSP No. 109-2). FSP No. 109-1 clarifies that the tax deduction for domestic manufacturers under the American Jobs Creation Act of 2004 (the Act) should be accounted for as a special deduction in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). FSP No. 109-2 provided enterprises more time (beyond the financial-reporting period during which the Act took effect) to evaluate the Act’s impact on an enterprise’s plan for reinvestment or repatriation of certain foreign earnings for purposes of applying SFAS No. 109. In 2005, the Company repatriated $500 million of cumulative foreign earnings invested outside the United States under the provisions of the Act. The additional income tax associated with this repatriation was $26.0 million.

NOTE 2 – ACQUISITIONS AND MINORITY INVESTMENTS

Acquisitions

The results of operations of businesses acquired have been included in the Company’s consolidated results of operations since the dates of acquisition. Other than the acquisition of Advanced Neuromodulation Systems, Inc., pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in aggregate.

Fiscal Year 2005

Advanced Neuromodulation Systems, Inc. (ANS):   On November 29, 2005, the Company completed its acquisition of ANS for $61.25 per share in cash. Net consideration paid was $1,353.9 million, which includes closing costs less $5.1 million of cash acquired. The ANS acquisition did not provide for the payment of any contingent consideration. ANS had been publicly traded on the NASDAQ market under the ticker symbol ANSI. ANS designs, develops, manufactures and markets implantable neuromodulation devices used primarily to manage chronic severe pain. The ANS acquisition expands the Company’s implantable microelectronics technology programs and provides the Company an immediate presence in the neuromodulation segment of the medical device industry. The Company recorded an IPR&D charge of $107.4 million associated with this transaction.

The aggregate ANS purchase price was allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The purchase price allocation is preliminary as a result of the uncertainty surrounding the finalization of certain legal matters. Upon finalization, there could be a change in the current liabilities and goodwill.

The goodwill recorded as a result of the ANS acquisition is not deductible for income tax purposes and was allocated entirely to the Company’s Neuro operating segment. The goodwill recognized represents future product opportunities that did not have regulatory approval at the date of acquisition. In connection with the acquisition of ANS, the Company recorded $249.3 million of developed and core technology intangible assets and $23.3 million of trademarks and tradenames. Collectively, these acquired intangible assets have estimated useful lives of 15 years.

In connection with the acquisition of ANS, the Company granted replacement unvested stock options and restricted stock to ANS employees who had unvested stock options and restricted stock outstanding at the date of acquisition. As a result, the Company recorded $15.8 million of purchase consideration relating to the value of these replacement awards. These awards were valued using the Black-Scholes standard option pricing model. ANS employees are required to render future service in order to vest in the replacement stock options and restricted stock.

The following unaudited pro forma information presents the consolidated results of operations of the Company and ANS as if the acquisition of ANS had occurred as of the beginning of each of the periods presented (in thousands, except per share amounts):

	Unaudited
	2005	2004

Revenue	$3,043,422	$2,414,917
Net earnings	432,218	398,228

Net earnings per share:
Basic	$1.19	$1.13
Diluted	$1.14	$1.07

Pro forma adjustments relate to amortization of identified intangible assets, interest expense resulting from acquisition financing and certain other adjustments together with related income tax effects. Pro forma net earnings for 2005 include the $107.4 million IPR&D charge that was a direct result of the acquisition. Pro forma net earnings for 2005 also include an $85.2 million pre-tax gain on the sale of ANS’s investment in common stock of Cyberonics, Inc., which was recorded by ANS in their historical 2005 results of operations. The unaudited pro forma consolidated results of operations are for comparative purposes only and are not necessarily indicative of results that would have occurred had the acquisition occurred as of the beginning of the periods presented, nor are they necessarily indicative of future results.

Endocardial Solutions, Inc. (ESI):   On January 13, 2005, the Company completed its acquisition of ESI for $279.4 million, which includes closing costs less $9.4 million of cash acquired. ESI had been publicly traded on the NASDAQ market under the ticker symbol ECSI. ESI develops, manufactures and markets the EnSite® system used for the navigation and localization of diagnostic and therapeutic catheters used by physician specialists to diagnose and treat cardiac rhythm disorders. The Company acquired ESI to strengthen its portfolio of products used to treat heart rhythm disorders. The Company recorded an IPR&D charge of $12.4 million associated with this transaction in the first quarter of 2005.

The goodwill recorded as a result of the ESI acquisition is not deductible for income tax purposes and was allocated entirely to the Company’s AF operating segment. The goodwill recognized represents future product opportunities that did not have regulatory approval at the date of acquisition. In connection with the acquisition of ESI, the Company recorded $39.2 million of developed and core technology intangible assets that have estimated useful lives of 15 years and $7.5 million of customer relationships and distribution agreements intangible assets that have estimated useful lives of 5 years.

Velocimed, LLC (Velocimed):   On April 6, 2005, the Company completed its acquisition of the businesses of Velocimed for $70.9 million, which includes closing costs less $6.7 million of cash acquired. Velocimed develops and manufactures specialty interventional cardiology devices. The Company acquired Velocimed to strengthen its portfolio of products in the interventional cardiology market. The Company recorded an IPR&D charge of $13.7 million associated with this transaction in the second quarter of 2005.

The goodwill recorded as a result of the Velocimed acquisition is not deductible for income tax purposes and was allocated entirely to the Company’s CD operating segment. The goodwill recognized represents future product opportunities that did not have regulatory approval at the date of acquisition. In connection with the acquisition of Velocimed, the Company recorded $61.9 million of developed and core technology intangible assets that have estimated useful lives of 15 years.

Certain funds held in escrow by the Company amount to $5 million and are to be released in the fourth quarter of 2006 provided certain conditions are met, as defined in the purchase agreement. Additionally, contingent payments of up to $100 million are due if future revenue targets are met through 2008, and a milestone payment of up to $80 million is tied to U.S. Food and Drug Administration (FDA) approval of the Premere™ patent foramen ovale closure system, with no milestone payment being made if approval occurs after December 31, 2010. All future payments made by the Company will be recorded as additional goodwill.

Savacor, Inc. (Savacor):   On December 30, 2005, the Company acquired Savacor for $49.7 million which includes closing costs less $0.4 million in cash acquired, plus additional contingent payments related to product development milestones for regulatory approvals and related to revenues in excess of minimum future targets. Savacor was a development-stage company focused on the development of a device that measures left atrial pressure and body temperature to help physicians detect and manage symptoms associated with progressive heart failure. The Company recorded an IPR&D charge of $45.7 million associated with this transaction.

Because Savacor is a development-stage company, the excess of the purchase price over the fair value of the net assets acquired is allocated on a pro-rata basis to the net assets acquired. Accordingly, the majority of the excess purchase price was allocated to IPR&D, the principal asset acquired.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of significant acquisitions made by the Company in 2005:

(in thousands)	ANS	ESI	Velocimed	Savacor	Total Activity

Current assets	$247,316	$13,617	$1,232	$—	$262,165
Goodwill	826,698	201,511	8,223	—	1,036,432
Other intangible assets	272,600	46,700	61,900	—	381,200
Purchased in-process research
and development	107,400	12,400	13,700	45,674	179,174
Deferred income taxes	—	23,139	—	4,120	27,259
Other long-term assets	35,660	2,981	1,842	105	40,588

Total assets acquired	$1,489,674	$300,348	$86,897	$49,899	$1,926,818

Current liabilities	$28,746	$20,948	$3,832	$245	$53,771
Deferred income taxes	106,392	—	12,202	—	118,594
Other liabilities	603	—	—	—	603

Total liabilities assumed	135,741	20,948	16,034	245	172,968

Net assets acquired	$1,353,933	$279,400	$70,863	$49,654	$1,753,850

During 2005, the Company entered into two additional business combinations for a total purchase price of $14.9 million, net of cash acquired. The Company also acquired various businesses involved in the distribution of the Company’s products in 2005 for aggregate cash consideration of $17.8 million which was recorded as other intangible assets.

Fiscal Year 2004

Irvine Biomedical, Inc. (IBI):   On October 7, 2004, the Company completed its acquisition of the remaining capital stock of IBI. IBI develops and sells EP catheter products used by physician specialists to diagnose and treat cardiac rhythm disorders. The Company acquired IBI to strengthen its product portfolio of products used to treat heart rhythm disorders. In April 2003, the Company had acquired a minority investment of 14% in IBI through the Company’s acquisition of Getz Bros. Co., Ltd. Net consideration paid to acquire the remaining 86% of IBI capital stock was $50.6 million, which includes closing costs less cash acquired. The original investment of $4.5 million was accounted for under the cost method of accounting until the date the remaining shares were purchased. As a result, the Company did not recognize any portion of IBI’s losses during this period. In the fourth quarter of 2004, in accordance with step-acquisition accounting treatment, the Company recorded a $0.8 million charge, net of tax, which represented the portion of IBI’s losses attributable to the Company’s ownership from the date of the purchase of Getz Bros. Co., Ltd. in April 2003 until the final acquisition of IBI in October 2004. This amount was not reflected retroactively to prior periods as it was not material. Net consideration paid for the total acquisition was $54.8 million, which includes closing costs less $5.9 million of cash acquired. The Company recorded an IPR&D charge of $9.1 million in the fourth quarter of 2004 associated with this transaction.

The goodwill recorded as a result of the IBI acquisition is not deductible for income tax purposes and was allocated entirely to the Company’s AF operating segment. The goodwill recognized as part of the acquisition represents future product opportunities that did not have regulatory approval at the date of acquisition. In connection with the acquisition of IBI, the Company recorded $26.4 million of developed and core technology intangible assets that have useful lives of 12 and 14 years, respectively.

Epicor, Inc. (Epicor):   On June 8, 2004, the Company completed its acquisition of the remaining capital stock of Epicor. Epicor develops products which use high intensity focused ultrasound (HIFU) to ablate cardiac tissue. The Company acquired Epicor to strengthen its product portfolio related to the treatment of atrial fibrillation. In May 2003, the Company had made an initial $15.0 million minority investment in Epicor and acquired an option to purchase the remaining ownership of Epicor prior to June 30, 2004 for $185.0 million. Pursuant to the option, the Company paid $185.0 million in cash to acquire the remaining outstanding capital stock of Epicor on June 8, 2004. The original investment was accounted for under the cost method of accounting until the date the remaining shares were purchased. As a result, the Company did not recognize any portion of Epicor’s losses during this period. At the date of the subsequent acquisition, in accordance with step-acquisition treatment, the Company’s historical financial statements were adjusted retroactively to reflect the portion of Epicor’s operating losses attributable to the Company’s ownership from the date of the original investment until the final purchase and the Company’s portion of IPR&D that would have been recognized as of the date of the original investment. These amounts totaled $3.6 million, net of tax, for the period described, and were recognized in other income (expense). Net consideration paid for the total acquisition was $198.0 million, which includes closing costs less $2.4 million of cash acquired.

The goodwill recorded as a result of the Epicor acquisition is not deductible for income tax purposes and was allocated entirely to the Company’s AF operating segment. The goodwill recognized represents future product opportunities that did not have regulatory approval at the date of acquisition. In connection with the acquisition of Epicor, the Company recorded a $21.7 million purchased technology intangible asset that has a useful life of 12 years.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of significant acquisitions made by the Company in 2004:

(in thousands)	Epicor	IBI	Total Activity

Current assets	$2,867	$6,695	$9,562
Goodwill	159,121	21,745	180,866
Other intangible assets	21,700	26,400	48,100
Purchased in-process research
and development	—	9,100	9,100
Deferred income taxes	15,086	—	15,086
Other long-term assets	743	1,452	2,195

Total assets acquired	$199,517	$65,392	$264,909

Current liabilities	$2,707	$3,850	$6,557
Deferred income taxes	—	7,588	7,588

Total liabilities assumed	2,707	11,438	14,145

Net assets acquired	$196,810	$53,954	$250,764

During 2004, the Company also acquired various businesses involved in the distribution of the Company’s products for aggregate cash consideration of $21.8 million which was recorded as other intangible assets.

Fiscal Year 2003

Getz Bros. Co., Ltd. (Getz Japan):   On April 1, 2003, the Company completed its acquisition of Getz Japan, a distributor of medical technology products in Japan and the Company’s largest volume distributor in Japan. The Company paid 26.9 billion Japanese Yen in cash to acquire 100% of the outstanding common stock of Getz Japan. Net consideration paid was $219.2 million, which includes closing costs less $12.0 million of cash acquired. The Company also acquired the net assets of Getz Bros. & Co. (Aust.) Pty. Limited and Medtel Pty. Limited (collectively referred to as Getz Australia) related to the distribution of the Company’s products in Australia for $6.2 million in cash, including closing costs.

The Company acquired Getz Japan and Getz Australia (collectively referred to as Getz) in order to further strengthen its presence in the Japanese and Australian medical technology markets. The goodwill recognized as part of the Getz acquisitions relates primarily to the operating efficiencies that these businesses were able to achieve and the increased levels of efficiencies anticipated in the future as the Company expands its presence in the Japanese and Australian medical technology markets. The goodwill recorded in connection with the Getz acquisition was allocated entirely to the Company’s CRM operating segment and is not deductible for income tax purposes. In connection with the acquisitions of Getz, the Company recorded intangible assets that have estimated useful lives of 10 years. Amortizable intangible assets include distribution agreements of $44.9 million, customer lists and relationships of $9.5 million, and licenses and other of $5.6 million. Additionally, the Company recorded indefinite-lived trademarks of $4.1 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of the Getz acquisitions:

(in thousands)

Current assets	$124,961
Goodwill	67,465
Other intangible assets	64,106
Other long-term assets	33,945

Total assets acquired	$290,477

Current liabilities	$27,724
Deferred income taxes	25,390

Total liabilities assumed	53,114

Net assets acquired	$237,363

During 2003, the Company also acquired various businesses involved in the distribution of the Company’s products for aggregate cash consideration of $5.4 million which was recorded as other intangible assets.

Minority Investment

ProRhythm, Inc. (ProRhythm):   On January 12, 2005, the Company made an initial equity investment of $12.5 million in ProRhythm, a privately-held company that is focused on the development of a HIFU catheter-based ablation system for the treatment of atrial fibrillation. The initial investment resulted in approximately a 9% ownership interest. In connection with making the initial equity investment, the Company also entered into a purchase and option agreement that provided the Company the ability to make an additional equity investment. In January 2006, the Company made an additional $12.5 million investment in ProRhythm, increasing our total ownership interest to 18%, that is being accounted for under the cost method of accounting.

The Company also has the exclusive right, but not the obligation, through the later of three months after the date ProRhythm delivers certain clinical trial data or March 31, 2007, to acquire the remaining capital stock of ProRhythm for $125.0 million in cash, with additional cash consideration payable to the non-St. Jude Medical shareholders after the consummation of the acquisition if ProRhythm achieves certain performance-related milestones.

Contingent Consideration Payment

Irvine Biomedical, Inc.:   In December 2005, the Company paid $4.8 million of contingent purchase consideration to the applicable non-St. Jude Medical shareholders of IBI. This contingent payment, which was recorded as goodwill, was earned as a result of IBI receiving FDA approval of the IBI-1500T6 Cardiac Ablation Generator and Therapy™ Dual-8™ ablation catheters prior to a milestone date. These devices are part of an ablation system in which the catheters are connected to a generator which delivers radiofrequency or ultrasound energy through the catheter to create lesions through ablation of cardiac tissue. In addition, the purchase agreement provides for additional contingent purchase consideration of up to $6.5 million to the non-St. Jude Medical shareholders if IBI receives FDA approval by certain specified dates in 2006 of other certain EP catheter ablation systems currently in development. All future payments will be recorded as additional goodwill.

NOTE 3 – GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for each of the Company’s reportable segments for the fiscal years ended December 31, 2005 and 2004 are as follows (in thousands):

	CRM/CS/Neuro	CD/AF	Total

Balance at December 31, 2003	$352,144	$54,869	$407,013

Foreign currency translation	5,440	44	5,484
Acquisition of Epicor	—	159,121	159,121
Acquisition of IBI	—	21,745	21,745
Other	436	—	436

Balance at December 31, 2004	$358,020	$235,779	$593,799

Foreign currency translation	(14,347)	(124)	(14,471)
Acquisition of ESI	—	201,511	201,511
Acquisition of Velocimed	—	8,223	8,223
Acquisition of ANS	826,698	—	826,698
Contingent acqusition payment to IBI	—	4,833	4,833
Other	14,041	339	14,380

Balance at December 31, 2005	$1,184,412	$450,561	$1,634,973

The following table provides the gross carrying amount of other intangible assets and related accumulated amortization at December 31 (in thousands):

	2005		2004

	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Amortized intangible assets:
Purchased technology and patents	$474,994	$41,402	$124,479	$26,610
Distribution agreements	42,164	11,486	46,852	8,199
Customer lists and relationships	98,282	23,009	73,873	13,590
Trademarks and tradenames	23,300	129	—	—
Licenses and other	7,184	1,765	6,921	1,300

	$645,924	$77,791	$252,125	$49,699

Indefinite intangible assets:
Trademarks	$4,113		$4,670

Amortization expense of other intangible assets was $30.1 million, $17.5 million and $12.0 million for the fiscal years ended December 31, 2005, 2004 and 2003, respectively.

Expected amortization expense for other intangible assets recorded as of December 31, 2005 follows (in thousands):

	2006	2007	2008	2009	2010	After 2010

Amortization expense	$49,121	$48,996	$48,797	$48,533	$46,909	$325,777

NOTE 4 – DEBT

The Company’s long-term debt consisted of the following at December 31 (in thousands):

	2005	2004

2.80% Convertible Senior Debentures	$660,000	$—
1.02% Yen-denominated notes	176,937	200,889
Commercial paper borrowings	216,000	33,900
Other	33	76

Total long-term debt	$1,052,970	$234,865
Less: current portion of long-term debt	876,000	—

Long-term debt	$176,970	$234,865

The 2.80% Convertible Senior Debentures, that mature on December 15, 2035, are classified as current portion of long-term debt because the Company may be required to redeem these obligations on December 15, 2006. The Company normally classifies all of its commercial paper borrowings as long-term debt as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed credit facilities. Because the Company repaid its entire commercial paper borrowings in January 2006, the Company has classified the December 31, 2005 balance as current portion of long-term debt.

2.80% Convertible Senior Debentures:   In December 2005, the Company issued $660.0 million aggregate principal amount of 2.80% Convertible Senior Debentures (Convertible Debentures) that mature on December 15, 2035. Interest on the Convertible Debentures is payable on June 15 and December 15 of each year, beginning on June 15, 2006. In addition, starting with the six-month period beginning on December 15, 2006, and for each of the six-month periods thereafter, the Company will pay contingent interest if the average trading price of a Convertible Debenture for the five consecutive trading days immediately before the last trading day before the relevant six-month period equals or exceeds 120% of the principal amount of the Convertible Debentures. The contingent interest payable per Convertible Debenture with respect to any applicable six-month period will equal 0.25% per year of the average trading price of a Convertible Debenture for the five consecutive trading day period referred to above. The Company may redeem some or all of the Convertible Debentures for cash at any time on or after December 15, 2006. Holders of the Convertible Debentures can require the Company to repurchase for cash some or all of the Convertible Debentures on December 15 in the years 2006, 2008, 2010, 2015, 2020, 2025 and 2030. Holders may also convert their Convertible Debentures at an initial conversion rate of 15.5009 shares of the Company’s common stock per $1,000 principal amount of the Convertible Debentures (an initial conversion price of approximately $64.51) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of the Company’s common stock is greater than 130% of the conversion price for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter; (2) during the five trading days immediately after any five consecutive trading-day period in which the trading price of a Convertible Debenture for each day of that period was less than 98% of the product of the closing price of the Company’s common stock and the applicable conversions rate; (3) if the Company calls the Convertible Debentures for redemption; (4) on or after December 15, 2034; or (5) upon the occurrence of certain corporate transactions. Upon conversion, the Company is required to satisfy 100% of the principal amount of the Convertible Debentures solely in cash, with any amounts above the principal amount to be satisfied in shares of the Company’s common stock. If certain fundamental changes occur on or prior to December 15, 2006, the Company will in certain circumstances increase the conversion rate by a number of additional shares of common stock or, in lieu thereof, the Company may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the Convertible Debentures are convertible into shares of the acquiring or surviving company. There are no contingently issuable shares included in diluted earnings per share because the Company’s common stock price is below the conversion price. Debt issuance costs of approximately $2.6 million are being amortized to interest expense over one year, the period until the first date on which the holders can require the Company to repurchase the Convertible Debentures.

The Convertible Debentures are unsecured and unsubordinated obligations and rank equal in priority with all of the Company’s existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of the Company’s existing and future subordinated indebtedness. The Convertible Debentures will be effectively subordinated to the claims of creditors, including trade creditors, of our subsidiaries.

1.02% Yen-denominated notes:   In May 2003, the Company issued 7-year, 1.02% unsecured notes totaling 20.9 billion Yen, or $176.9 and $200.9 million at December 31, 2005 and 2004, respectively. Interest payments are required on a semi-annual basis and the entire principal balance is due in May 2010.

Commercial paper borrowings:   The Company’s commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. There was $216.0 million and $33.9 million of outstanding commercial paper borrowings at December 31, 2005 and 2004, respectively. The weighted average effective interest rate at December 31, 2005 and 2004 was 4.2% and 2.3%, respectively. The Company repaid its entire commercial paper borrowings in January 2006. Any future commercial paper borrowings made by the Company would bear interest at varying market rates.

Credit facilities:   In June 2005, the Company obtained a 1.0 billion Yen unsecured revolving credit facility (equivalent to approximately $8.3 million) that expires in June 2006. Borrowings under this credit facility bear interest at the floating Tokyo InterBank Offered Rate (TIBOR) plus 0.50% per annum. This credit facility replaced a 1.0 billion Yen credit facility which expired in June 2005. There were no outstanding borrowings under either credit facility at December 31, 2005 or 2004.

In September 2004, the Company entered into a $400.0 million unsecured revolving credit agreement with a consortium of lenders that expires in September 2009. The Company can draw on this credit facility for general corporate purposes or to support its commercial paper program. Borrowings under the credit agreement bear interest at United States Dollar LIBOR plus 0.39%, or in the event over half of the facility is drawn on, United States Dollar LIBOR plus 0.515%, in each case subject to adjustment in the event of a change in the Company’s debt ratings. There were no outstanding borrowings under this credit facility at December 31, 2005 or 2004.

In September 2003, the Company obtained a $350.0 million unsecured revolving credit agreement with a consortium of lenders that expires in September 2008. The Company can draw on this credit facility for general corporate purposes or to support its commercial paper program. This credit facility bears interest at United States Dollar LIBOR plus 0.60% per annum, subject to adjustment in the event of a change in the Company’s debt ratings. There were no outstanding borrowings under this credit facility at December 31, 2005 or 2004.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various facilities and equipment under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $24.5 million in 2006; $18.5 million in 2007; $13.2 million in 2008; $10.3 million in 2009; $9.9 million in 2010; and $12.9 million in years thereafter. Rent expense under all operating leases was $23.0 million, $17.3 million and $16.5 million in 2005, 2004 and 2003, respectively.

Litigation

Silzone® Litigation and Insurance Receivables:   In July 1997, the Company began marketing mechanical heart valves which incorporated Silzone® coating. The Company later began marketing heart valve repair products incorporating Silzone® coating. Silzone® coating was intended to reduce the risk of endocarditis, a bacterial infection affecting heart tissue, which is associated with replacement heart valve surgery. In January 2000, the Company initiated a voluntary field action for products incorporating Silzone® coating after receiving information from a clinical study that patients with a Silzone®-coated heart valve had a small, but statistically significant, increased incidence of explant due to paravalvular leak compared to patients in that clinical study with heart valves that did not incorporate Silzone® coating.

Subsequent to the Company’s voluntary field action, the Company has been sued in various jurisdictions by some patients who received a product with Silzone® coating and, as of February 16, 2006, such cases are pending in the United States, Canada, United Kingdom, Ireland and France. Some of these claimants allege bodily injuries as a result of an explant or other complications, which they attribute to Silzone®-coated products. Others, who have not had their Silzone®-coated heart valve explanted, seek compensation for past and future costs of special monitoring they allege they need over and above the medical monitoring all replacement heart valve patients receive. Some of the lawsuits seeking the cost of monitoring have been initiated by patients who are asymptomatic and who have no apparent clinical injury to date. The Company has vigorously defended against the claims that have been asserted and expects to continue to do so with respect to any remaining claims.

In 2001, the U.S. Judicial Panel on Multi-District Litigation ruled that certain lawsuits filed in U.S. federal district court involving products with Silzone® coating should be part of Multi-District Litigation proceedings under the supervision of U.S. District Court Judge John Tunheim in Minnesota (the District Court). As a result, actions in federal court involving products with Silzone® coating have been and will likely continue to be transferred to Judge Tunheim for coordinated or consolidated pretrial proceedings.

The District Court ruled against the Company on the issue of preemption and found that the plaintiffs’ causes of action were not preempted by the U.S. Food and Drug Act. The Company sought to appeal this ruling, but the appellate court determined that it would not review the ruling at that point in the proceedings.

Certain plaintiffs requested the District Court to allow some cases to proceed as class actions. The first complaint seeking class-action status was served upon the Company on April 27, 2000 and all eight original class-action complaints were consolidated into one case by the District Court on October 22, 2001. One proposed class in the consolidated complaint seeks injunctive relief in the form of medical monitoring. A second class in the consolidated complaint seeks an unspecified amount of monetary damages. In response to the requests of the claimants in these cases, the District Court issued several rulings concerning class action certification. The Company requested the Eighth Circuit Court of Appeals (the Eighth Circuit) to review the District Court’s class certification orders.

On October 12, 2005, the Eighth Circuit issued a decision reversing the District Court’s class certification rulings. More specifically, the Eighth Circuit ruled that the District Court erred in certifying a consumer protection class seeking damages based on Minnesota’s consumer protection statutes, and required the District Court in further proceedings to conduct a thorough conflicts-of-law analysis as to each plaintiff class member before applying Minnesota law. In addition, in its October 12, 2005 opinion, the Eighth Circuit also ruled that the District Court’s certification of a medical monitoring class was an abuse of discretion and thus reversed the District Court’s certification of a medical monitoring class involving the products with Silzone® coating.

The District Court has issued a briefing schedule for the parties to provide the court with their analysis concerning next steps in the proceedings, including the conflicts-of-law issue mentioned above. It is expected that the District Court will hold the oral argument concerning the issues being briefed in April 2006.

In addition, as of February 16, 2006, there are 12 individual Silzone® cases pending in various federal courts where plaintiffs are requesting damages ranging from $10 thousand to $120.5 million and, in some cases, seeking an unspecified amount. The first individual complaint that was transferred to the MDL court was served upon the Company on November 28, 2000, and the most recent individual complaint that was transferred to the MDL court was served upon the Company on September 15, 2004. These cases, which are consolidated before the District Court, are proceeding in accordance with the scheduling orders rendered. Actions involving products with Silzone® coating in various state courts in the United States may or may not be coordinated with the matters presently before the District Court.

There are 24 individual state court suits concerning Silzone® products pending as of February 16, 2006, involving 32 patients. These cases are venued in Florida, Minnesota, Missouri, Nevada, Pennsylvania and Texas. There is also a case in Texas which has been dismissed but remains on appeal. The first individual state court complaint was served upon the Company on March 1, 2000 and the most recent individual state court complaint was served upon the Company on January 19, 2006. The complaints in these state court cases request damages ranging from $10 thousand to $100 thousand and, in some cases, seek an unspecified amount. These state court cases are proceeding in accordance with the orders issued by the judges in those matters.

In addition, a lawsuit seeking a class action for all persons residing in the European Economic Union member jurisdictions who have had a heart valve replacement and/or repair procedure using a product with Silzone® coating was filed in Minnesota state court and served upon the Company on February 11, 2004, by two European citizens who now live in Canada. The complaint seeks damages in an unspecified amount for the class, and in excess of $50 thousand for each plaintiff. The complaint also seeks injunctive relief in the form of medical monitoring. The Company is opposing the plaintiffs’ pursuit of this case on jurisdictional, procedural and substantive grounds.

There are also four class-action cases and one individual case pending against the Company in Canada. In one such case in Ontario, the court certified that a class action may proceed involving Silzone® patients. The Company’s request for leave to appeal the rulings on certification was rejected, and the trial of the initial phase of this matter is now scheduled for September 2007. A second case seeking class action in Ontario has been stayed pending resolution of the other Ontario action, and a case seeking class action in British Columbia is also proceeding but is in its early stages. A court in the Province of Quebec has certified a class action, and that matter is proceeding in accordance with the orders in that court. Additionally, on December 22, 2005, the Company was served with a lawsuit by the Quebec Provincial health insurer. The lawsuit asserts a subrogation right to recover the cost of insured services furnished or to be furnished to class members in the class action pending in Quebec. The complaints in these cases each request damages ranging from the equivalent of $1.3 million to $1.7 billion.

In the United Kingdom, one case involving one plaintiff is pending as of February 16, 2006. The Particulars of Claim in that case was served on December 21, 2004. The plaintiff in this case requests damages equivalent to approximately $0.3 million.

In Ireland, one case involving one plaintiff is pending as of February 16, 2006. The complaint in this case was served on December 30, 2004, and seeks an unspecified amount in damages.

In France, one case involving one plaintiff is pending as of February 16, 2006. It was initiated by way of an Injunctive Summons to Appear that was served on November 3, 2004, and requests damages in excess of the equivalent of $3.5 million.

The Company is not aware of any unasserted claims related to Silzone®-coated products. Company management believes that the final resolution of the Silzone® cases will take several years.

The Company has recorded an accrual for probable legal costs that it will incur to defend the various cases involving Silzone®-coated products, and the Company has recorded a receivable from its product liability insurance carriers for amounts expected to be recovered. The Company has not accrued for any amounts associated with probable settlements or judgments because management cannot reasonably estimate such amounts. Any Silzone® litigation settlement or judgment reserve established by the Company is not based on the amount of the claims because, based on the Company’s experience in these types of cases, the amount ultimately paid, if any, often does not bear any relationship to the amount claimed by the plaintiffs and is often significantly less than the amount claimed. Furthermore, management expects that no significant claims will ultimately be allowed to proceed as class actions in the United States and, therefore, that all settlements and judgments will be covered under the Company’s remaining product liability insurance coverage (approximately $134 million at February 16, 2006), subject to the insurance companies’ performance under the policies, which is discussed below. As such, management expects that any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered by the Company’s product liability insurance policies or existing reserves will not have a material adverse effect on the Company’s consolidated financial position, although such costs may be material to the Company’s consolidated earnings and cash flows of a future period.

A summary of the activity relating to the Silzone® reserve is as follows (in thousands):

	Legal and monitoring costs	Customer returns and related costs	Total

Balance at December 31, 2002	$13,391	$508	$13,899

Cash payments	(1,206)	(22)	(1,228)
Reclassification of legal accruals	15,721	—	15,721

Balance at December 31, 2003	27,906	486	28,392

Cash payments	(1,471)	(305)	(1,776)

Balance at December 31, 2004	26,435	181	26,616

Accrued costs	9,800	—	9,800
Cash payments	(1,328)	—	(1,328)

Balance at December 31, 2005	$34,907	$181	$35,088

During the fourth quarter of 2003, the Company reclassified $15.7 million of receivables from the Company’s insurance carriers recorded in the Silzone® special charge accrual to other current assets. This amount related to probable future legal costs associated with the Silzone® litigation that is expected to be reimbursable by the Company’s insurance carriers. In the fourth quarter of 2005, the Company determined that the Silzone® reserves should be increased by $9.8 million as a result of an increase in management’s estimate of the probable future legal costs that would be incurred. The Company also increased the receivable from the Company’s insurance carriers as the Company expects such costs to be reimbursable by the Company’s insurance carriers. At December 31, 2005 and 2004, the Company’s receivables from insurance carriers were $24.1 million and $15.7 million, respectively.

The Company’s product liability insurance for Silzone® claims consists of a number of layers, each of which is covered by one or more insurance companies. The Company’s present layer of insurance, which is a $30 million layer of which approximately $29 million has been reimbursed or otherwise paid as of February 16, 2006, is covered by Lumberman’s Mutual Casualty Insurance, a unit of the Kemper Insurance Companies (collectively referred to as Kemper). Kemper’s credit rating by A.M. Best has been downgraded to a “D” (poor). Kemper is currently in “run off,” which means that it is not issuing new policies and is, therefore, not generating any new revenue that could be used to cover claims made under previously-issued policies. In the event Kemper is unable to pay claims directed to it, the Company believes the other insurance carriers in its insurance program will take the position that the Company will be directly liable for any claims and costs that Kemper is unable to pay, and that insurance carriers at policy layers following Kemper’s layer will not provide coverage for Kemper’s layer. Kemper also provides part of the coverage for Silzone® claims in the Company’s final layer of insurance ($20 million of the final $50 million layer). It is possible that Silzone® costs and expenses will reach the limit of one or both of the Kemper layers of insurance coverage, and it is possible that Kemper will be unable to meet its full obligations to the Company. If this were to happen, the Company could incur expense of up to approximately $21 million as of February 16, 2006. The Company has not accrued for any such losses as potential losses are possible, but not estimable, at this time.

Symmetry™ Bypass System Aortic Connector Litigation:   In September 2004, management committed the Company to a plan to discontinue developing, manufacturing, marketing and selling its Symmetry™ Bypass System Aortic Connector (Symmetry™ device). The Company has been sued in various jurisdictions by claimants who allege that the Company’s Symmetry™ device caused bodily injury or might cause bodily injury. The Company determined that it was probable future legal fees to defend the cases would be incurred and that the amount of such fees was reasonably estimable. As a result, the Company recorded a pre-tax charge of $21.0 million in the third quarter of 2004 (see Note 7) to accrue for legal fees in connection with claims involving the Symmetry™ device.

The Company’s Symmetry™ device was cleared through a 510(K) submission to the FDA, and therefore, the Company is unable to rely on a defense under the doctrine of federal preemption that such suits are prohibited. Given the Company’s self-insured retention levels under its product liability insurance policies, the Company expects that it will be solely responsible for these lawsuits, including any costs of defense, settlements and judgments.

Although four cases asserted against the Company involving the Symmetry™ device sought class-action status, no class actions were certified in those cases. In one of those matters seeking class action status, the case was dismissed by the court, and the plaintiff appealed the dismissal. In another, a Magistrate Judge recommended that the case not proceed as a class action. In the third case, the trial judge denied class certification in a July 26, 2005 decision which was not appealed. No motion requesting the court to certify a class action was ever pursued in the fourth case. Therefore, as of February 16, 2006, no class actions have been certified in cases involving the Symmetry™ device, and all four cases where class actions were initially sought have now been resolved, including the case where the plaintiff appealed the court’s dismissal of the case.

As of February 16, 2006, all but three of the cases which allege that the Symmetry™ device caused bodily injury or might cause bodily injury have been resolved. One of the three unresolved cases was initiated in the first quarter of 2006. The three unresolved cases involving the Symmetry™ device are pending in state court in Minnesota and state court in California. The first of the unresolved cases involving the Symmetry™ device was commenced against the Company on June 17, 2004, and the most recently initiated unresolved case was commenced against the Company on January 26, 2006. Each of the complaints in these unresolved cases request damages in excess of $50 thousand. In addition to this litigation, some persons have made claims against the Company involving the Symmetry™ device without filing a lawsuit, although, as with the lawsuits, the vast majority of the claims that the Company has been made aware of as of February 16, 2006 have been resolved.

With the resolution of over 90% of the cases and claims asserted involving the Symmetry™ device, the Company recorded a pre-tax special credit of $11.5 million in the third quarter of 2005 (see Note 7). Potential losses arising from future settlements or judgments of unresolved cases and claims are possible, but not estimable, at this time. Moreover, the Company currently expects that any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered by any remaining reserve will not have a material adverse effect on the Company’s consolidated financial position, although such costs may be material to the Company’s consolidated earnings and cash flows of a future period.

Guidant 1996 Patent Litigation:   In November 1996, Guidant Corporation (Guidant) sued the Company in federal district court for the Southern District of Indiana alleging that the Company did not have a license to certain patents controlled by Guidant covering ICD products and alleging that the Company was infringing those patents. The Company’s contention was that it had obtained a license from Guidant to the patents at issue when it acquired certain assets of Telectronics in November 1996. In July 2000, an arbitrator rejected the Company’s position, and in May 2001, a federal district court judge also ruled that the Guidant patent license with Telectronics had not transferred to the Company.

Guidant’s suit originally alleged infringement of four patents by the Company. Guidant later dismissed its claim on one patent and a court ruled that a second patent was invalid. This determination of invalidity was appealed by Guidant, and the Court of Appeals upheld the lower court’s invalidity determination. In a jury trial involving the two remaining patents (the ‘288 and ‘472 patents), the jury found that these patents were valid and that the Company did not infringe the ‘288 patent. The jury also found that the Company did infringe the ‘472 patent, though such infringement was not willful. The jury awarded damages of $140.0 million to Guidant. In post-trial rulings, however, the judge overseeing the jury trial ruled that the ‘472 patent was invalid and also was not infringed by the Company, thereby eliminating the $140.0 million verdict against the Company. The trial court also made other rulings as part of the post-trial order, including a ruling that the ‘288 patent was invalid on several grounds.

In August 2002, Guidant commenced an appeal of certain of the trial judge’s post-trial decisions pertaining to the ‘288 patent. Guidant did not appeal the trial court’s finding of invalidity and non-infringement of the ‘472 patent. As part of its appeal, Guidant requested that the monetary damages awarded by the jury pertaining to the ‘472 patent ($140.0 million) be transferred to the ‘288 patent infringement claim.

On August 31, 2004, a three judge panel of the Court of Appeals for the Federal Circuit (CAFC) issued a ruling on Guidant’s appeal of the trial court decision concerning the ‘288 patent. The CAFC reversed the decision of the trial court judge that the ‘288 patent was invalid. The court also ruled that the trial judge’s claim construction of the ‘288 patent was incorrect and, therefore, the jury’s verdict of non-infringement was set aside. Guidant’s request to transfer the $140.0 million to the ‘288 patent was rejected. The court also ruled on other issues that were raised by the parties. The Company’s request for re-hearing of the matter by the panel and the entire CAFC court was rejected.

The case was returned to the district court in Indiana in November 2004, but since that time, further appellate activity has occurred. In this regard, the U.S. Supreme Court rejected the Company’s request that it review certain aspects of the CAFC decision. In addition, further appellate review has occurred after Guidant brought motion in the district court seeking to have a new judge assigned to handle the case in lieu of the judge that oversaw the prior trial. On a motion reconsideration, the judge reversed his initial decision in response to Guidant’s motion and agreed to have the case reassigned to a new judge, but also certified the issue to the CAFC. On July 20, 2005, the CAFC ruled that the original judge should continue with the case. The court has now scheduled the matter for trial beginning July 31, 2006. A hearing on claims construction issues and various motions for summary judgment brought by both parties was held on December 20, 2005, and the parties are presently awaiting rulings from the Court following this hearing. The matter is proceeding in accordance with other deadlines established by the Court.

The ‘288 patent expired in December 2003. Accordingly, the final outcome of the lawsuit involving the ‘288 patent cannot result in an injunction precluding the Company from selling ICD products in the future. Sales of the Company’s ICD products which Guidant asserts infringed the ‘288 patent were approximately 18% and 16% of the Company’s consolidated net sales during the fiscal years ended December 31, 2003 and 2002, respectively.

The Company has not accrued any amounts for legal settlements or judgments related to the Guidant 1996 patent litigation. Although the Company believes that the assertions and claims in these matters are without merit, potential losses arising from any legal settlements or judgments are possible, but not estimable, at this time. Any potential losses could be material to the Company’s consolidated earnings, financial position and cash flows.

Guidant 2004 Patent Litigation:   In February 2004, Guidant sued the Company in federal district court in Delaware alleging that the Company’s Epic® HF ICD, Atlas®+ HF ICD and Frontier™ devices infringe U.S Patent No. RE 38,119E (the ‘119 patent). A competitor of the Company, Medtronic, Inc., which has a license to the ‘119 patent, is contending in a separate lawsuit with Guidant in the same court that the ‘119 patent is invalid. In July 2005, the court ruled against Medtronic’s claim of invalidity, but Medtronic is appealing that decision. By agreement with Guidant, Medtronic had presented limited arguments of invalidity in its case and did not address infringement. On January 6, 2006, the Court ruled against the Company in response to a motion for summary judgment it had filed in June 2005. The Company expects to assert invalidity arguments that were not made by Medtronic and also defend against Guidant’s claims of infringement. Pursuant to a recent order of the Court, this matter is presently set for trial in March 2007, and it is otherwise proceeding in accordance with deadlines established by the Court.

Guidant also sued the Company in February 2004 alleging that the Company’s QuickSite® 1056K pacing lead infringes U.S. Patent No. 5,755,766 (the ‘766 patent). This second suit was initiated in federal district court in Minnesota. Guidant is seeking an injunction against the manufacture and sale of these devices by the Company in the United States and compensation for what it claims are infringing sales of these products up through the effective date of the injunction. It is expected that this matter will be set for trial in 2007, and it is otherwise proceeding in accordance with deadlines established by the Court.

The Company has not accrued any amounts for legal settlements or judgments related to the Guidant 2004 patent litigation. Potential losses arising from any legal settlements or judgments are possible, but not estimable, at this time. Any potential losses could be material to the Company’s consolidated earnings, financial position and cash flows.

Advanced Bionics Patent Litigation:   The Company’s recently acquired subsidiary, ANS, has outstanding legal proceedings with Advanced Bionics, a subsidiary of Boston Scientific Corporation. After ANS initially filed a lawsuit for patent infringement against Advanced Bionics, Advanced Bionics filed a First Amended Answer and Counterclaims against ANS in March 2005, asserting, among other things, that ANS is infringing Advanced Bionics’ U.S. Patent Nos. 6,381,496 and 6,516,277. These patents relate to changing operational parameters sets and to a specific type of rechargeable spinal cord stimulation system, respectively.

This matter is venued in the U.S. District Court for the Eastern District of Texas, Sherman Division. In the counterclaims it has asserted, Advanced Bionics claims that the Company is infringing the patents identified above at least by marketing and selling GenesisRC™ rechargeable IPG systems, and Advanced Bionics has indicated that it will assert that the Company’s recently-approved Eon™ system infringes these patents as well. The counterclaims seek temporary restraining orders, permanent injunctions, compensatory damages, exemplary damages including treble damages, pre-judgment and post-judgment interest, attorneys’ fees and such other relief as the court may grant. On May 18, 2005, the court granted ANS’s motion to sever these counterclaims from ANS’s claims against Advanced Bionics and ordered that the counterclaims proceed separately. A hearing on the construction and interpretation of the patent claims at issue is scheduled in the counterclaim case for May 2006, and trial is tentatively scheduled for November 2006. ANS has asserted that it does not infringe these patents and that the patents are invalid. ANS intends to continue to vigorously defend itself against these counterclaims.

The Company has not accrued any amounts for legal settlements or judgments related to Advanced Bionics’ counterclaims against ANS. Potential losses arising from any legal settlements or judgments are possible, but not estimable, at this time. Management currently expects that any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) will not have a material adverse effect on the Company’s consolidated financial position, although such costs may be material to the Company’s consolidated earnings and cash flows of a future period.

Securities Class Action Litigation:   The Company’s recently acquired subsidiary, ANS, has outstanding securities class action legal proceedings. In late May 2005, the U.S. District Court for the Eastern District of Texas, Sherman Division, granted an order consolidating three previously filed cases which sought class action status for claims asserted against ANS and certain of the individuals who were serving as ANS’s officers and directors at that time (the Class Action Litigation), on behalf of purchasers of ANS securities between April 24, 2003 and February 16, 2005, inclusive (the Class Period).

The court also granted an order appointing lead and liaison counsel and appointing the lead plaintiff in the Class Action Litigation. The three previously filed suits each alleged that ANS violated federal securities laws by allegedly issuing false and misleading statements to the market regarding ANS’s financial performance throughout the Class Period, which statements allegedly had the effect of artificially inflating the market price of the ANS’s securities. In particular, the claims alleged that improper marketing and sales practices accounted for ANS’s revenue growth, citing, among other things, ANS’s public announcement made on February 17, 2005 that the Company had received a subpoena from the Office of the Inspector General, Department of Health and Human Services, requesting documents related to sales and marketing, reimbursement, Medicare and Medicaid billing and other business practices. The plaintiffs in the Class Action Litigation are seeking unspecified compensatory damages and costs and expenses of litigation. No class has been certified at this time. The plaintiffs filed an amended consolidated complaint in September 2005. By agreement with the plaintiffs, ANS filed its Motion to Dismiss on January 13, 2006. The Company intends to vigorously defend against the claims made in the Class Action Litigation and believe the claims asserted in the Class Action Litigation are without merit.

Other Litigation and Governmental Investigation Matters:   The Company has been named in the report of the Independent Inquiry Committee into the United Nations (U.N.) Oil-For-Food Programme as having made payments to the Iraqi government in connection with certain product sales made by the Company to Iraq under the U.N. Oil-For-Food Programme in 2001, 2002 and 2003. The Company is investigating the allegations. In February 2006, the Company received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting the Company to produce documents concerning transactions under the U.N. Oil-for-Food Programme. The Company is cooperating with the SEC’s request.

In late January 2005, ANS received a subpoena from the Office of the Inspector General, Department of Health and Human Services (OIG), requesting documents related to certain of its sales and marketing, reimbursement, Medicare and Medicaid billing, and certain other business practices of ANS. The Company is cooperating with the OIG’s request for documents.

In October 2005, the Company received a subpoena for documents relating to business practices in its cardiac rhythm management business from the U.S. Attorney’s Office in Boston as part of an industry-wide investigation. The Company is cooperating with the investigation.

The Company is also involved in various other product liability lawsuits, claims and proceedings that arise in the ordinary course of business.

NOTE 6 – SHAREHOLDERS’ EQUITY

Capital Stock:   The Company has 500,000,000 authorized shares of $0.10 par value per share common stock. The Company also has 25,000,000 authorized shares of $1.00 par value per share preferred stock. The Company has designated 1,100,000 of the authorized preferred shares as a Series B Junior Preferred Stock for its shareholder rights plan (see Shareholders’ Rights Plan below for further discussion). There were no shares of preferred stock issued or outstanding during 2005, 2004 or 2003.

Share Repurchase:   On October 11, 2004, the Company’s Board of Directors authorized a share repurchase program of up to $300 million of the Company’s outstanding common stock. The share repurchases can be made through transactions in the open market and/or privately negotiated transactions, including the use of options, futures, swaps and accelerated share repurchase contracts. This authorization expires on December 31, 2006. The Company did not repurchase any of its common stock during 2004 or 2005.

On July 22, 2003, the Company’s Board of Directors authorized a share repurchase program of up to $500 million of the Company’s outstanding common stock. On August 7, 2003, the Company repurchased approximately 18.5 million shares, or about five percent of its outstanding common stock, for $500 million under a privately-negotiated transaction with an investment bank. The investment bank borrowed the 18.5 million shares to complete the transaction and purchased replacement shares in the open market over a three month period which ended on November 7, 2003. The Company entered into a related accelerated stock buyback contract with the same investment bank which, in return for a separate payment to the investment bank, included a price-protection feature. The price-protection feature provided that if the investment bank’s per share purchase price of the replacement shares was lower than the initial share purchase price for the 18.5 million shares ($27.03), then the investment bank would, at the Company’s election, make a payment or deliver additional shares to the Company in the amount of the difference between the initial share purchase price and their replacement price, subject to a maximum amount. In addition, the price-protection feature provided that if the investment bank’s replacement price was greater than the initial share purchase price, the Company would not be required to make any further payments. The Company recorded the cost of the shares repurchased and the payment for the price-protection feature, totaling $520.0 million, as a reduction of shareholders’ equity on the date of share repurchase (August 7, 2003). On November 7, 2003, the investment bank completed its purchase of replacement shares. The market price of the Company’s shares during this replacement period exceeded the initial purchase price, resulting in no additional exchange of consideration.

Shareholders’ Rights Plan:   The Company has a shareholder rights plan that entitles shareholders to purchase one-tenth of a share of Series B Junior Preferred Stock at a stated price, or to purchase either the Company’s shares or shares of an acquiring entity at half their market value, upon the occurrence of certain events which result in a change in control, as defined by the Plan. The rights related to this plan expire in 2007.

Employee Stock Purchase Savings Plan:   The Company’s employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, newly issued shares of the Company’s common stock at 85% of the fair market value at specified dates. Employees purchased 0.6 million shares each year in 2005, 2004 and 2003 under this plan. At December 31, 2005, 1.3 million shares of additional common stock were available for purchase under the plan.

Stock Compensation Plans:   The Company’s stock compensation plans provide for the issuance of stock-based awards, such as restricted stock or stock options, to directors, officers, employees and consultants. Stock option awards under these plans generally have an eight to ten year life, an exercise price equal to the fair market value on the date of grant and a four-year vesting term. Under the Company’s current stock plans, a majority of the stock option awards have an eight-year life. At December 31, 2005, the Company had approximately 2.0 million shares of common stock available for grant under these plans.

In connection with the acquisition of ANS in November 2005, the Company assumed ANS employee stock options and restricted stock. The Company issued 790,737 replacement St. Jude Medical stock options having a weighted average exercise price of $24.00 and a weighted average remaining contractual term of 7.85 years. Additionally, the Company issued 209,364 shares of replacement St. Jude Medical restricted stock awards at a weighted average fair value of $48.17, which vest over a four year period.

In addition to the shares of restricted stock assumed in connection with the acquisition of ANS, the Company also granted 12,776 shares of restricted common stock during 2005 under the Company’s stock compensation plans at a weighted average fair value of $42.53. The value of restricted stock awards as of the date of grant is charged to expense over their vesting period, ranging from one to four years.

The following table summarizes stock option activity under all stock compensation plans, including options assumed in connection with acquisitions, during each of the three years in the period ended December 31, 2005:

	Options Outstanding	Weighted Average Exercise Price

Balance at January 1, 2003	59,389,844	$12.61
Granted	9,104,672	30.02
Canceled	(1,442,492)	15.77
Exercised	(7,925,730)	10.15

Balance at December 31, 2003	59,126,294	15.55
Granted	5,136,877	40.88
Canceled	(2,086,285)	10.90
Exercised	(12,157,626)	19.51

Balance at December 31, 2004	50,019,260	19.11
Granted	5,622,955	46.85
Canceled	(1,382,752)	28.59
Exercised	(8,372,119)	13.20

Balance at December 31, 2005	45,887,344	$23.34

Stock options totaling 30.5 million, 30.7 million and 32.6 million were exercisable at December 31, 2005, 2004 and 2003, respectively. These options had weighted average exercise prices of $16.82, $13.80 and $11.08 at December 31, 2005, 2004 and 2003, respectively.

The following tables summarize information concerning stock options outstanding and exercisable at December 31, 2005:

Options Outstanding				Options Exercisable

Ranges of Exercise Prices	Number Oustanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Oustanding	Weighted Average Exercise Price

$5.02 - 9.98	8,485,214	$7.83	1.9	8,125,214	$7.75
10.05 - 17.36	12,447,407	15.23	4.1	10,497,257	14.96
17.38 - 30.02	8,693,811	19.43	4.6	7,304,436	18.79
30.07 - 41.45	8,016,032	32.12	6.1	3,470,620	31.45
41.47 - 51.91	8,244,880	47.13	7.5	1,075,995	42.83

	45,887,344	$23.34	4.8	30,473,522	$16.82

NOTE 7 – PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D) AND SPECIAL CHARGES (CREDITS)

IPR&D Charges

The Company is responsible for the valuation of purchased in-process research and development. The fair value assigned to IPR&D was estimated by discounting each project to its present value using the after-tax cash flows expected to result from the project once it has reached technological feasibility. The Company discounts the after-tax cash flows using an appropriate risk-adjusted rate of return (ANS – 17%, Velocimed – 22%, ESI – 16%, IBI – 16%) that takes into account the uncertainty surrounding the successful development of the projects through obtaining regulatory approval to market the underlying products in an applicable geographic region. In estimating future cash flows, the Company also considered other tangible and intangible assets required for successful development of the resulting technology from the IPR&D projects and adjusted future cash flows for a charge reflecting the contribution of these other tangible and intangible assets to the value of the IPR&D projects.

At the time of acquisition, the Company expects all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these projects will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, failure of clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, the Company would not realize the original estimated financial benefits expected for these projects. The Company funds all costs to complete IPR&D projects with internally generated cash flows.

Fiscal Year 2005

Savacor, Inc.:   In December 2005, the Company acquired privately-held Savacor to complement the Company’s development efforts in heart failure diagnostic and therapy guidance products. At the date of acquisition, $45.7 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The IPR&D acquired relates to in-process projects for a device in clinical trials both in the United States and internationally that measures left atrial pressure and body temperature. The Company expects to incur approximately $21 million to bring the device to commercial viability on a worldwide basis within five years. Because Savacor is a development-stage company, the excess of the purchase price over the fair value of the net assets acquired is allocated on a pro-rata basis to the net assets acquired. Accordingly, the majority of the excess purchase price was allocated to IPR&D, the principal asset acquired.

Advanced Neuromodulation Systems, Inc.:   In November 2005, the Company acquired ANS to expand the Company’s implantable microelectronics technology programs and provide the Company immediate access to the neuromodulation segment of the medical device industry. At the date of acquisition, $107.4 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The majority of the IPR&D acquired relates to in-process projects for next-generation Eon™ and Genesis® rechargeable implantable pulse generator (IPG) devices as well as next-generation leads that deliver electrical impulses to targeted nerves that are causing pain.

A summary of the fair values assigned to each in-process project acquired and the estimated total cost to complete each project as of the acquisition date is presented below (in millions):

Development Projects	Assigned Fair Value	Estimated Total Cost to Complete

Eon™	$67.2	$5.9
Genesis™	15.3	2.7
Leads	23.7	0.4
Other	1.2	1.0

	$107.4	$10.0

In 2005, the Company incurred $0.5 million in costs related to these projects. The Company expects to incur an additional $3.5 million in 2006, $4.6 million in 2007 and $1.9 million in 2008 to bring these technologies to commercial viability.

Velocimed, LLC:   In April 2005, the Company acquired the business of Velocimed to further enhance the Company’s portfolio of products in the interventional cardiology market. At the date of acquisition, $13.7 million of the purchase price was expensed as IPR&D related to projects for the Proxis™ embolic protection device that had not yet reached technological feasibility in the U.S. and other geographies and had no future alternative use. The device is used to help minimize the risk of heart attack or stroke if plaque or other debris is dislodged into the blood stream during interventional cardiology procedures. In 2005, the Company incurred $3.4 million in costs related to these projects. The Company expects to incur an additional $3.6 million in 2006 and $1.5 million in 2007 to bring this technology to commercial viability.

Endocardial Solutions, Inc.:   In January 2005, the Company acquired ESI to further enhance the Company’s portfolio of products used to treat heart rhythm disorders. At the date of acquisition, $12.4 million of the purchase price was expensed as IPR&D related to system upgrades that had not yet reached technological feasibility and had no future alternative use. These major system upgrades are part of the Ensite® system which is used for the navigation and localization of diagnostic and therapeutic catheters used in atrial fibrillation ablation and other EP catheterization procedures. During 2005, the Company incurred $0.7 million in costs related to these projects and in the third quarter of 2005, the Company achieved commercial viability and launched Ensite® system version 5.1 and the Ensite® Verismo™ segmentation tool.

Fiscal Year 2004

Irvine Biomedical, Inc.:   In October 2004, the Company acquired IBI to further enhance the Company’s portfolio of products used to treat heart rhythm disorders. At the date of acquisition, $9.1 million of the purchase price was expensed for IPR&D related to projects for an ablation system and therapeutic catheters that had not yet reached technological feasibility and had no future alternative use. The majority of the IPR&D relates to devices that are part of an ablation system in which catheters are connected to a generator which delivers radiofrequency or ultrasound energy through the catheter to create lesions through ablation of cardiac tissue. In 2005 and 2004, the Company incurred $0.5 million and $0.2 million, respectively, in costs related to these projects and in the fourth quarter of 2005, the Company achieved commercial viability and received FDA approval to market the Cardiac Ablation Generator and Therapy™ EP catheters, expanding the Company’s therapeutic EP portfolio. The remaining IPR&D relates to a cool path ablation catheter that allows for the infusion of saline to cool the catheter tip electrode. In 2005 and 2004, the Company incurred $1.4 million and $0.1 million, respectively, in costs related to this device. The Company expects to incur an additional $1.5 million in 2006 to bring this technology to commercial viability.

Special Charges (Credits)

Fiscal Year 2005

Symmetry™ Bypass System Aortic Connector Litigation: During the third quarter of 2005, over 90% of the cases and claims asserted involving the Symmetry™ device were resolved. As a result, the Company reversed $14.8 million of the pre-tax $21.0 million special charge that was recorded in the third quarter of 2004 to accrue for legal fees in connection with claims involving the Symmetry™ device. Additionally, the Company recorded a pre-tax charge of $3.3 million in the third quarter of 2005 to accrue for settlement costs negotiated in these related cases. These adjustments resulted in a net pre-tax benefit of $11.5 million that the Company recorded in the third quarter of 2005 related to Symmetry™ device product liability litigation. See Note 5 for further details on the outstanding litigation against the Company relating to the Symmetry™ device.

Fiscal Year 2004

Symmetry™ Bypass System Aortic Connector Product Line Discontinuance:   On September 23, 2004, management committed the Company to a plan to discontinue developing, manufacturing, marketing and selling its Symmetry™ device. The decision to discontinue developing, manufacturing, marketing and selling the Symmetry™ device was primarily based on operating losses incurred related to the product over the previous three years and the prospect of ongoing operating losses, resulting from a decrease in the number of coronary artery bypass graft surgery cases and an apparent slow down in the adoption of off-pump procedures for which the Symmetry™ device was developed.

In conjunction with the plan, the Company recorded a pre-tax charge in the third quarter of 2004 of $14.4 million. The charge was comprised of $4.4 million of inventory write-offs, $4.1 million of fixed asset write-offs, $3.6 million of sales returns, $1.3 million of contract termination and other costs, primarily related to a leased facility and $1.0 million in workforce reduction costs. These activities and all payments required in connection with the charge have been completed.

Symmetry™ Bypass System Aortic Connector Litigation:   The Company has been sued in various jurisdictions by claimants who allege that the Company’s Symmetry™ device caused bodily injury or might cause bodily injury. During the third quarter of 2004, the number of lawsuits involving the Symmetry™ device increased and the number of persons asserting claims outside of litigation increased as well. The Company determined that it was probable future legal fees to defend the cases would be incurred and that the amount of such fees was reasonably estimable. As a result, the Company recorded a pre-tax charge of $21.0 million in the third quarter of 2004 to accrue for legal fees in connection with claims involving the Symmetry™ device.

Edwards LifeSciences Corporation:   In December 2004, the Company settled a patent infringement lawsuit with Edwards LifeSciences Corporation and recorded a pre-tax charge of $5.5 million.

NOTE 8 – OTHER INCOME (EXPENSE)

(in thousands)	2005	2004	2003

Interest income	$19,523	$10,093	$7,031
Interest expense	(10,028)	(4,810)	(3,746)
Equity method losses	—	(2,091)	(3,530)
Other	(821)	(1,958)	(593)

Other income (expense)	$8,674	$1,234	$(838)

NOTE 9 – INCOME TAXES

The Company’s earnings before income taxes were generated from its U.S. and international operations as follows (in thousands):

	2005	2004	2003

U.S.	$347,281	$327,617	$281,684
International	274,123	209,575	173,423

Earnings before income taxes	$621,404	$537,192	$455,107

Income tax expense consists of the following (in thousands):

	2005	2004	2003

Current:
U.S. federal	$158,075	$96,156	$55,823
U.S. state and other	22,881	9,814	4,213
International	42,125	30,628	25,146

Total current	223,081	136,598	85,182

Deferred	4,833	(9,340)	33,146

Income tax expense	$227,914	$127,258	$118,328

The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial statement purposes are as follows (in thousands):

	2005	2004

Deferred income tax assets:
Net operating loss carryforwards	$58,399	$22,442
Tax credit carryforwards	33,800	51,104
Inventories	83,539	58,408
Accrued liabilities and other	12,421	—

Deferred income tax assets	188,159	131,954

Deferred income tax liabilities:
Unrealized gain on available-for-sale securities	(13,804)	(9,816)
Property, plant and equipment	(21,214)	(22,835)
Intangible assets	(210,312)	(61,287)
Accrued liabilities and other	—	(1,820)

Deferred income tax liabilities	(245,330)	(95,758)

Net deferred income tax (liability) asset	$(57,171)	$36,196

The Company has not recorded any valuation allowance for its deferred tax assets as of December 31, 2005 or 2004 as the Company believes that its deferred tax assets, including the net operating loss and tax credit carryforwards, will be fully realized based upon its estimates of future taxable income.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

	2005	2004	2003

Income tax expense at the U.S. federal
statutory rate of 35%	$217,491	$188,017	$159,287
U.S. state income taxes, net of federal tax benefit	16,225	12,917	12,427
International taxes at lower rates	(47,606)	(40,409)	(39,032)
Tax benefits from extraterritorial income exclusion	(9,143)	(7,945)	(7,173)
Tax benefits from domestic manufacturer's deduction	(3,955)	—	—
Research and development credits	(23,509)	(14,031)	(11,013)
Non-deductible IPR&D charges	68,086	3,185	—
Section 965 repatriation	26,000	—	—
Finalization of tax examinations	(13,700)	(13,982)	—
Other	(1,975)	(494)	3,832

Income tax expense	$227,914	$127,258	$118,328

Effective income tax rate	36.7%	23.7%	26.0%

The 2005 effective income tax rate includes $26.0 million of income tax expense on the repatriation of $500 million under the American Jobs Creation Act of 2004 partially offset by the reversal of approximately $13.7 million previously recorded income tax expense due to the finalization of certain tax examinations. The 2004 effective income tax rate includes the reversal of approximately $14.0 million previously recorded income tax expense due to the finalization of certain tax examinations.

The Company’s effective income tax rate is favorably affected by Puerto Rican tax exemption grants which result in Puerto Rico earnings being partially tax exempt through the year 2012.

At December 31, 2005, the Company has $159.7 million of U.S. federal net operating loss carryforwards and $3.3 million of U.S. tax credit carryforwards that will expire from 2008 through 2024 if not utilized. The Company also has state net operating loss carryforwards of $27.4 million that will expire from 2010 through 2013 and tax credit carryforwards of $44.9 million that have an unlimited carryforward period. These amounts are subject to annual usage limitations. The Company’s net operating loss carryforwards arose primarily from acquisitions.

The Company has not recorded U.S. deferred income taxes on $405 million of its non-U.S. subsidiaries’ undistributed earnings, because such amounts are intended to be reinvested outside the United States indefinitely.

NOTE 10 – RETIREMENT PLANS

Defined Contribution Plans:   The Company has a 401(k) profit sharing plan that provides retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to Internal Revenue Service limitations, with the Company matching a portion of the employees’ contributions. The Company also contributes a portion of its earnings to the plan based upon Company performance. The Company’s matching and profit sharing contributions are at the discretion of the Company’s Board of Directors. In addition, the Company has defined contribution programs for employees in certain countries outside the United States. Company contributions under all defined contribution plans totaled $38.0 million, $27.7 million and $24.0 million in 2005, 2004 and 2003, respectively.

The Company has a non-qualified deferred compensation plan that provides certain officers and employees the ability to defer a portion of their compensation until a later date. The deferred amounts and earnings thereon are payable to participants, or designated beneficiaries, at specified future dates, upon retirement or death. The Company does not make contributions to this plan or guarantee earnings. Funds in the plan are held in a rabbi trust, which is a funding vehicle used to protect deferred compensation benefits from various events, excluding bankruptcy or insolvency of the Company. The assets held in the rabbi trust are not available for general corporate purposes and are subject to creditor claims in the event of insolvency. In accordance with EITF No. 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust, the assets of a rabbi trust are to be consolidated with those of the Company. The deferred compensation liability, which is recorded as a component of other long-term liabilities, and the related assets held in the rabbi trust, which are recorded as a component of other long-term assets, were approximately $93 million and $70 million at December 31, 2005 and 2004, respectively. During fiscal year 2005, the Company reclassified the deferred compensation liability from current liabilities to long-term liabilities.

Defined Benefit Plans:   The Company has funded and unfunded defined benefit plans for employees in certain countries outside the United States. The Company had an accrued liability totaling $17.6 million and $17.1 million at December 31, 2005 and 2004, respectively, which approximated the actuarially calculated unfunded liability. The related pension expense was not material.

NOTE 11 – SEGMENT AND GEOGRAPHIC INFORMATION

Segment Information:   Effective January 1, 2005, the Company realigned its operating segments and formed the Cardiology Division and Atrial Fibrillation Division. As a result, the Daig Division has been realigned to these respective divisions. The reportable segment information for all periods presented has been reclassified to reflect the new segment structure.

The Company’s five operating segments are Cardiac Rhythm Management (CRM), Cardiac Surgery (CS), Neuromodulation (Neuro), Cardiology (CD) and Atrial Fibrillation (AF). The Company formed the Neuro operating segment in November 2005 in connection with the acquisition of ANS. Each operating segment focuses on developing and manufacturing products for its respective therapy area. The primary products produced by each operating segment are: CRM – pacemaker and ICD systems; CS – mechanical and tissue heart valves and valve repair products; Neuro – neurostimulation devices; CD – vascular closure devices, guidewires, hemostatis introducers and other interventional cardiology products; and AF – EP catheters, advanced cardiac mapping systems and ablation systems.

The Company has aggregated the five operating segments into two reportable segments based upon their similar operational and economic characteristics: CRM/CS/Neuro and CD/AF. Net sales of the Company’s reportable segments include end-customer revenues from the sale of products they each develop and manufacture. The costs included in each of the reportable segments’ operating results include the direct costs of the products sold to end-customers and operating expenses managed by each of the reportable segments. Certain operating expenses managed by the Company’s selling and corporate functions are not included in the reportable segments’ operating profit. Because of this, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments. Additionally, certain assets are managed by the Company’s selling and corporate functions, principally including end-customer receivables, inventory, corporate cash and cash equivalents and deferred income taxes. For management reporting purposes, the Company does not compile capital expenditures by reportable segment and, therefore, this information has not been presented as it is impracticable to do so. The following table presents certain financial information by reportable segment (in thousands):

	CRM/CS/Neuro		CD/AF		Other	Total

Fiscal Year 2005
Net sales	$2,223,701		$691,579		$—	$2,915,280
Operating profit	1,231,144	(a)	263,211	(b)	(881,625)	612,730
Depreciation and amortization expense	67,761		21,795		40,653	130,209
Total assets	1,936,915		679,973		2,227,952	4,844,840

Fiscal Year 2004
Net sales	$1,748,749		$545,424		$—	$2,294,173
Operating profit	1,015,621	(c)	254,270	(d)	(733,933)	535,958
Depreciation and amortization expense	38,533		11,105		36,117	85,755
Total assets	695,330		339,090		2,196,327	3,230,747

Fiscal Year 2003
Net sales	$1,511,309		$421,205		$—	$1,932,514
Operating profit	873,904		202,007		(619,966)	455,945
Depreciation and amortization expense	29,836		8,307		38,540	76,683
Total assets	639,724		147,270		1,766,488	2,553,482

(a)	Included in CRM/CS/Neuro 2005 operating profit are IPR&D charges of $107.4 million and $45.7 million relating to the acquisitions of ANS and Savacor, respectively. Also included is an $11.5 million special credit relating to a reversal of a portion of the Symmetry™ device product liability litigation special charge recorded in 2004, net of settlement costs.
(b)	Included in CD/AF 2005 operating profit are IPR&D charges of $13.7 million and $12.4 million relating to the acquisitions of Velocimed and ESI, respectively.
(c)	Included in CRM/CS/Neuro 2004 operating profit are special charges of $35.4 million related to Symmetry™ device product line discontinuance and product liability litigation.
(d)	Included in CD/AF 2004 operating profit is an IPR&D charge of $9.1 million relating to the IBI acquisition.

Net sales by class of similar products were as follows (in thousands):

Net Sales	2005	2004	2003

Cardiac rhythm management	$1,924,846	$1,473,770	$1,240,376
Cardiac surgery	273,873	274,979	270,933
Neuromodulation	24,982	—	—
Cardiology	437,769	388,584	296,369
Atrial fibrillation	253,810	156,840	124,836

	$2,915,280	$2,294,173	$1,932,514

Geographic Information:   The following tables present certain geographical financial information (in thousands):

Net Sales (a)	2005	2004	2003

United States	$1,709,911	$1,264,756	$1,129,055
International
Europe	683,014	577,058	465,369
Japan	286,660	267,723	207,431
Other (b)	235,695	184,636	130,659

	1,205,369	1,029,417	803,459

	$2,915,280	$2,294,173	$1,932,514

(a)	Net sales are attributed to geographies based on location of the customer.
(b)	No one geographic market is greater than 5% of consolidated net sales.

Long-Lived Assets	2005	2004	2003

United States	$2,596,513	$1,042,690	$744,445
International
Europe	100,068	102,172	96,520
Japan	125,962	148,312	152,772
Other	81,156	74,356	67,408

	307,186	324,840	316,700

	$2,903,699	$1,367,530	$1,061,145

NOTE 12 – QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2005 and 2004 is as follows (in thousands, except per share amounts):

	Quarter
	First		Second		Third		Fourth

Fiscal Year 2005:
Net sales	$663,909		$723,655		$737,780		$789,936
Gross profit	476,026		522,637		537,045		582,811
Net earnings	119,351	(a)	101,481	(b)	167,787	(c)	4,871	(d)
Basic net earnings per share	$0.33		$0.28		$0.46		$0.01
Diluted net earnings per share	$0.32		$0.27		$0.44		$0.01

Fiscal Year 2004:
Net sales	$548,576		$556,602		$578,319		$610,676
Gross profit	384,331		395,151		400,328		435,313
Net earnings	95,154		98,843		91,178	(e)	124,759	(f)
Basic net earnings per share	$0.27		$0.28		$0.26		$0.35
Diluted net earnings per share	$0.26		$0.27		$0.25		$0.33

(a)	Includes an IPR&D charge of $12.4 million relating to the acquisition of ESI.
(b)	Includes an IPR&D charge of $13.7 million relating to the acquisition of Velocimed, as well as income tax expense of $27.0 million on the repatriation of $500 million under the provisions of the American Jobs Creation Act of 2004.
(c)	Includes a special credit of $7.2 million, net of taxes, for the reversal of a portion of the Symmetry™ device product liability litigation special charge recorded in 2004, net of settlement costs. Also includes a $13.7 million reversal of previously recorded income tax expense due to the finalization of certain tax examinations as well as a contribution of $6.2 million, net of taxes, to the Foundation.
(d)	Includes IPR&D charges of $153.1 million relating to the acquisitions of ANS and Savacor, as well as a reduction in income tax expense of $1.0 million on the repatriation of $500 million under the provisions of the American Jobs Creation Act of 2004.
(e)	Includes special charges of $21.9 million, net of taxes, relating to the discontinuance of the Symmetry™ device product line and product liability litigation.
(f)	Includes an IPR&D charge of $9.1 million relating to the acquisition of IBI, as well as a special charge of $3.4 million, net of taxes, resulting from the settlement of certain patent infringement litigation. Also includes a $14.0 million reversal of previously recorded income tax expense due to the finalization of certain tax examinations.

Five-Year Summary Financial Data
(In thousands, except per share amounts)

	2005 (a)	2004 (b)	2003	2002	2001 (c)

SUMMARY OF OPERATIONS FOR THE FISCAL YEAR:
Net sales	$2,915,280	$2,294,173	$1,932,514	$1,589,929	$1,347,356
Gross profit	$2,118,519	$1,615,123	$1,329,423	$1,083,983	$888,197
Percent of net sales	72.7%	70.4%	68.8%	68.2%	65.9%
Operating profit	$612,730	$535,958	$455,945	$369,955	$235,816
Percent of net sales	21.0%	23.4%	23.6%	23.3%	17.5%
Net earnings	$393,490	$409,934	$336,779	$276,285	$172,592
Percent of net sales	13.5%	17.9%	17.4%	17.4%	12.8%
Diluted net earnings per share	$1.04	$1.10	$0.91	$0.75	$0.49

FINANCIAL POSITION AT YEAR END:
Cash and cash equivalents	$534,568	$688,040	$461,253	$401,860	$148,335
Working capital (d)	406,759	1,327,419	1,031,190	770,304	500,878
Total assets	4,844,840	3,230,747	2,553,482	1,951,379	1,628,727
Long-term debt, including current portion	1,052,970	234,865	351,813	—	123,128
Shareholders’ equity	$2,883,045	$2,333,928	$1,601,635	$1,576,727	$1,183,745

OTHER DATA:
Diluted weighted average
shares outstanding	379,106	370,992	370,753	366,004	357,534

Fiscal year 2003 consisted of 53 weeks. All other fiscal years noted above consisted of 52 weeks. The Company did not declare or pay any cash dividends during 2001 through 2005.

(a)	Results for 2005 include $179.2 million of IPR&D charges relating to the acquisitions of ANS, Savacor, Velocimed and ESI. Additionally, the Company recorded an after-tax special credit of $7.2 million for the reversal of a portion of the Symmetry™ device product liability litigation special charge recorded in 2004, net of settlement costs. The Company also recorded after-tax expense of $6.2 million as a result of a contribution to the St. Jude Medical Foundation. The Company also recorded the reversal of $13.7 million of previously recorded income tax expense due to the finalization of certain tax examinations, as well as $26.0 million of income tax expense on the repatriation of $500 million under the provisions of the American Jobs Creation Act of 2004. The impact of all of these items on 2005 net earnings was $190.5 million, or $0.50 per diluted share.
(b)	Results for 2004 include after-tax special charges of $21.9 million relating to the discontinuance of the Symmetry™ device product line and product liability litigation, as well as an after-tax special charge of $3.4 million resulting from the settlement of certain patent infringement litigation. Additionally, the Company recorded $9.1 million of IPR&D in conjunction with the acquisition of IBI. Also, the Company recorded the reversal of $14.0 million of previously recorded income tax expense due to the finalization of certain tax examinations. The impact of all of these items on 2004 net earnings was $20.4 million, or $0.06 per diluted share.
(c)	Results for 2001 include after-tax special charges of $20.5 million and IPR&D charges of $10.0 million. The impact of all of these items on 2001 net earnings was $30.5 million, or $0.17 per diluted share.
(d)	Total current assets less total current liabilities.

Certifications

The Company has filed as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2005, the Chief Executive Officer and Chief Financial Officer certifications required by section 302 of the Sarbanes-Oxley Act. The Company has also submitted the required annual Chief Executive Officer certifications to the New York Stock Exchange.

Transfer Agent

Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings, or change of address should be directed to the Company’s Transfer Agent at:

Computershare Trust Company, N.A.
P.O. Box 43023
Providence, Rhode Island 02940-3023
1.877.498.8861
www.equiserve.com (Account Access Availability)
Hearing impaired #TDD: 1.800.952.9245

Annual Meeting of Shareholders

The annual meeting of shareholders will be held at 9:30 a.m. on Wednesday, May 10, 2006, at the Minnesota Historical Center, 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102.

Investor Contact

To obtain information about the Company call 1.800.552.7664, visit our website at www.sjm.com or write to:

Investor Relations
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, Minnesota 55117-9983

The Investor Relations (IR) section on St. Jude Medical’s website includes all SEC filings, a list of analyst coverage, webcasts and presentations, financial information and a calendar of upcoming earnings announcements and IR events. St. Jude Medical’s Newsroom features press releases, company background information, fact sheets, executive bios, a product photo portfolio, and other media resources. Patient profiles can be found on our website, including the patients featured in this year’s annual report.

©2006 St. Jude Medical, Inc.

Corporate Governance

(See Company Information on website — www.sjm.com)

•   Principles of Corporate Governance
•   Code of Business Conduct
•   SEC Filings

Company Stock Splits

2:1 on 4/27/79, 1/25/80, 9/30/86, 3/15/89, 4/30/90, 6/10/02 and 11/1/04
3:2 on 11/16/95

Stock Exchange Listings

New York Stock Exchange
Symbol: STJ

The range of high and low prices per share for the Company’s common stock for fiscal 2005 and 2004 is set forth below. As of February 14, 2006, the Company had 3,025 shareholders of record.

Fiscal Year Ended December 31	2005		2004

Quarter	High	Low	High	Low

First	$41.85	$35.80	$39.52	$29.90
Second	$44.50	$34.48	$39.45	$35.00
Third	$48.36	$42.89	$38.07	$31.13
Fourth	$52.80	$44.00	$42.90	$35.65

Trademarks

All product names appearing in this document are trademarks owned by, or licensed to, St. Jude Medical. Inc.