Form 10-K, Exhibit 13
period 2006-12-30
ST JUDE MEDICAL INC
filed 2007-02-28
CIK 203077

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our business is focused on the development, manufacturing and distribution of cardiovascular medical devices for the global cardiac rhythm management, cardiac surgery, cardiology and atrial fibrillation therapy areas and implantable neuromodulation devices for the management of chronic pain. We sell our products in more than 100 countries around the world. In 2006, our five operating segments were Cardiac Rhythm Management (CRM), Cardiac Surgery (CS), Neuromodulation (Neuro), Cardiology (CD) and Atrial Fibrillation (AF). Each operating segment focuses on developing and manufacturing products for its respective therapy area. Our principal products in each operating segment are as follows: CRM –tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CS – mechanical and tissue heart valves and valve repair products; Neuro – neurostimulation devices; CD – vascular closure devices, guidewires, hemostasis introducers and other interventional cardiology products; and AF – electrophysiology (EP) introducers and catheters, advanced cardiac mapping and navigation systems and ablation systems.

In August 2006, we announced that we were combining the Cardiac Surgery and Cardiology divisions into a new Cardiovascular division, effective January 1, 2007. This combination is expected to enhance operating efficiencies and thereby enable us to increase investment in product development. The Cardiovascular division will incorporate all activities previously managed by the Cardiac Surgery division and by the Cardiology division.

We participate in several different medical device markets, each of which has its own expected rate of growth. Management is particularly focused on the ICD market, which includes congestive heart failure devices. The Centers for Medicare and Medicaid Services (CMS) have expanded the indications for these devices that would be reimbursed by Medicare and Medicaid. As a result of this decision, similar reimbursement decisions in international markets and clinical data from various studies of these devices, management estimates the global ICD market will grow at a compounded rate of 3% to 9% during 2007 and 10% to 15% over a period of multiple years thereafter. Management’s goal is to continue to increase our estimated 20% worldwide market share of the growing ICD market.

The global ICD market grew at an estimated compounded annual growth rate of approximately 28% from 2001 to 2005. We believe the rate of growth declined significantly in the second half of 2005 and fiscal year 2006 due to a number of factors, including adverse publicity relating to product recalls of a competitor during 2005 and 2006. Although the overall ICD market may remain depressed in the near term, we believe that it eventually will rebound. This is because data indicates the potential patient populations remain significantly underpenetrated. We also expect that we can continue to increase our ICD market share. In order to help accomplish this objective, we have expanded our United States selling organization and plan to continue to introduce new ICD products.

Our industry has undergone significant consolidation in the last decade and is very competitive. Our strategy requires significant investments in research and development in order to introduce new products. We are focused on improving our operating margins through a variety of techniques, including maintaining our average selling prices while improving the efficiency of our manufacturing operations. However, we expect cost containment pressure on healthcare systems as well as competitive pressures in the industry to continue to place downward pressure on prices for our products.

Net sales in 2006 increased approximately 13% over 2005 driven primarily by sales growth in ICD systems, neuromodulation products and products to treat atrial fibrillation. Our ICD net sales grew approximately 9% to $1.1 billion during 2006, resulting from increasing our estimated worldwide ICD market share from approximately 19% at the beginning of 2006 to approximately 20% at year-end 2006. The acquisition of Advanced Neuromodulation Systems, Inc. (ANS) in November 2005 contributed $154.4 million to our sales growth in 2006. Due to strong volume growth, our AF net sales increased approximately 28% to $325.7 million, strengthening our presence in the market of products to treat atrial fibrillation. Refer to the Segment Performance section below for a more detailed discussion of our net sales results.

Net earnings were $548.3 million in 2006, a 39% increase over 2005 net earnings of $393.5 million. Diluted net earnings per share were $1.47 in 2006, a 41% increase over 2005 diluted net earnings per share of $1.04. Net earnings for 2006 include an after-tax $22.0 million special charge, or $0.06 per diluted share, related to restructuring activities in our Cardiac Surgery and Cardiology divisions and international selling organization. Net earnings for 2006 also include after-tax stock-based compensation expense of $49.4 million, or $0.13 per diluted share, resulting from the adoption of

Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), on January 1, 2006.

Our results for 2005 include $179.2 million of purchased in-process research and development (IPR&D) charges and an after-tax $7.2 million special credit relating to a reversal of a portion of the Symmetry™ Bypass Aortic Connector (Symmetry™ device) product liability litigation special charge recorded in 2004, net of settlement costs. We recorded after-tax expense of $6.2 million as a result of our contribution to the St. Jude Medical Foundation (the Foundation). We also recorded the reversal of $13.7 million of previously recorded income tax expense due to the finalization of certain tax examinations. Additionally, in connection with the repatriation of $500.0 million of foreign earnings under the provisions of the American Jobs Creation Act of 2004, we recorded $26.0 million of income tax expense. In total, these after-tax charges and credits amounted to $190.5 million, or $0.50 per diluted share.

We generated $648.8 million of operating cash flows for the 2006, which was a decrease compared to 2005 that primarily resulted from a required change in classification of excess tax benefits from the exercise of stock options resulting from our adoption of SFAS No. 123(R) on January 1, 2006. We ended the year with $79.9 million of cash and cash equivalents and $859.4 million of total debt. We were required to repurchase $654.5 million of our 30-year 2.80% Convertible Senior Debentures, which we primarily financed through the issuance of commercial paper. We have short-term credit ratings of A2 from Standard & Poor’s and P2 from Moody’s.

In the second quarter of 2006, we repurchased $700.0 million, or 18.6 million shares, of our outstanding common stock, which we also primarily financed through the issuance of commercial paper. On January 25, 2007, our Board of Directors authorized a new share repurchase program of up to $1.0 billion of our outstanding common stock. We are funding the repurchases, which we started on January 29, 2007, with proceeds from the issuance of commercial paper and borrowings under a 3-month liquidity facility. As of February 16, 2007, 12.9 million shares had been repurchased for approximately $546 million.

NEW ACCOUNTING PRONOUNCEMENTS

Information regarding new accounting pronouncements is included in Note 1 to the Consolidated Financial Statements.

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

On an ongoing basis, we evaluate our estimates and assumptions, including those related to accounts receivable allowance for doubtful accounts; estimated useful lives of diagnostic equipment; valuation of IPR&D, other intangible assets and goodwill; income taxes; legal reserves and insurance receivables; and stock-based compensation. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. We believe that the following represent our most critical accounting estimates:

Accounts Receivable Allowance for Doubtful Accounts: We grant credit to customers in the normal course of business, and generally do not require collateral or any other security to support our accounts receivable. We maintain an allowance for doubtful accounts for potential credit losses, which primarily consists of reserves for specific customer balances that we believe may not be collectible. We determine the adequacy of this allowance by regularly reviewing the age of accounts receivable, customer financial conditions and credit histories, and current economic conditions. In some developed markets and in many emerging markets, payments of certain accounts receivable balances are made by the individual countries’ healthcare systems for which payment is dependent, to some extent, upon the political and economic environment within those countries. Although we consider our allowance for doubtful accounts to be adequate, if the financial condition of our customers or the individual countries’ healthcare systems were to deteriorate and impair their ability to make payments to us, additional allowances may be required in future periods. The allowance for doubtful accounts was $24.9 million at December 30, 2006 and $33.3 million at December 31, 2005.

Estimated Useful Lives of Diagnostic Equipment: Diagnostic equipment is recorded at cost and is depreciated using the straight-line method over its estimated useful life of three to eight years. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from pacemaker and ICD devices. The estimated useful life of this equipment is determined based on our estimates of its usage by the physicians and healthcare professionals, factoring in new technology platforms and rollouts. To the extent that we experience changes in the usage of this equipment or there are introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. If we had used an estimated useful life on diagnostic equipment that was one year less than our current estimate, our 2006 depreciation expense would have been approximately $4 million higher. Diagnostic equipment had a net carrying value of $156.3 million at December 30, 2006 and $88.6 million at December 31, 2005. The net carrying value of diagnostic equipment increased as a result of our 2006 U.S. market launch of our next-generation Merlin™ Patient Care System.

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

We use the income approach to establish fair values of IPR&D as of the acquisition date. This approach establishes fair value by estimating the after-tax cash flows attributable to a project over its useful life and then discounting these after-tax cash flows back to a present value. We base our revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. In arriving at the value of the projects, we consider, among other factors, the stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs of completion, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used is determined at the time of acquisition and includes consideration of the assessed risk of the project not being developed to commercial feasibility. For the IPR&D we acquired in connection with our 2005 and 2004 acquisitions, we used risk-adjusted discount rates ranging from 16% to 22% in 2005 and 16% in 2004 to discount projected cash flows. We believe that the IPR&D amounts recorded represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

The fair value of other identifiable intangible assets is based on detailed valuations using the income approach. Other intangible assets consist of purchased technology and patents, customer lists and relationships, distribution agreements, trademarks and tradenames and licenses, which are amortized using the straight-line method over their estimated useful lives, ranging from 3 to 20 years. We review other intangible assets for impairment as changes in circumstance or the occurrence of events suggest the carrying value may not be recoverable. Other intangible assets, net of accumulated amortization, were $560.3 million at December 30, 2006 and $572.2 million at December 31, 2005.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually for each reporting unit or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows and the use of an appropriate risk-adjusted discount rate. Goodwill was $1,649.6 million at December 30, 2006 and $1,635.0 million at December 31, 2005.

Income Taxes: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense as well as assessing temporary differences in the treatment of items for tax and accounting purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that we believe that recovery is not likely, a valuation allowance must be established. At December 30, 2006, we had $224.3 million of gross deferred tax assets, including net operating loss and tax credit carryforwards that will expire from 2018 to 2024 if not utilized. We believe that our deferred tax assets, including the net operating loss and tax credit carryforwards, will be fully realized based upon our estimates of future taxable income. As such, we have not recorded any valuation allowance for our deferred tax assets. If our estimates of future taxable income are not met, a valuation allowance for some of these deferred tax assets would be required.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries’ undistributed earnings, because such amounts are intended to be reinvested outside the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries (see Financial Condition – Liquidity), additional U.S. tax liabilities would be incurred. Our repatriation of $500.0 million of foreign earnings under the provisions of the American Jobs Creation Act of 2004 was deemed to be distributed entirely from foreign earnings that had previously been treated as indefinitely invested. However, this distribution from previously indefinitely reinvested earnings does not change our position going forward that future earnings of certain of our foreign subsidiaries will be indefinitely reinvested.

We operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues, including challenges regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. The IRS is currently in the process of examining our U.S. federal tax returns for the calendar years 2002 through 2005.

We record our income tax provisions based on our knowledge of all relevant facts and circumstances, including the existing tax laws, our experience with previous settlement agreements, the status of current IRS examinations and our understanding of how the tax authorities view certain relevant industry and commercial matters. Although we have recorded all probable income tax accruals in accordance with SFAS No. 5, Accounting for Contingencies (SFAS No. 5) and SFAS No. 109, Accounting for Income Taxes (SFAS No. 109), our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax accruals will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall tax strategies have resulted in an effective tax rate of 23.9% for 2006. A one percentage point increase in our effective tax rate would result in additional income tax expense for 2006 of approximately $7 million.

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

Stock-Based Compensation: Effective January 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, SFAS No. 123(R). Under the fair value recognition provisions of SFAS No. 123(R), we measure stock-based compensation cost at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period, which is the vesting period. We elected the modified-prospective method of adopting SFAS No. 123(R), under which prior periods are not retroactively revised. For St. Jude Medical, the valuation provisions of SFAS No. 123(R) apply to awards granted after the January 1, 2006 effective date. Estimated stock-based compensation expense for awards granted prior to the effective date but that remain unvested on the effective date will be recognized over the remaining service period using the compensation cost estimated for SFAS No. 123, Accounting for Stock-Based Compensation pro forma disclosures.

The adoption of SFAS No. 123(R) had a material impact on our consolidated results of operations and the presentation of our consolidated statement of cash flows. However, we believe that stock-based compensation aligns the interests of managers and non-employee directors with the interests of shareholders. As a result, we do not currently expect to significantly change our various stock-based compensation programs. See Note 7 to the Consolidated Financial Statements for further information regarding our stock-based compensation programs.

We use the Black-Scholes standard option pricing model (Black-Scholes model) to determine the fair value of stock options and employee stock purchase rights. The determination of the fair value of the awards on the date of grant using the Black-Scholes model is affected by our stock price as well as assumptions of other variables, including projected employee stock option exercise behaviors, risk-free interest rate, expected volatility of our stock price in future periods and expected dividend yield.

We analyze historical employee exercise and termination data to estimate the expected life assumption. We believe that historical data currently represents the best estimate of the expected life of a new employee option. We also stratify our employee population based upon distinctive exercise behavior patterns. The risk-free interest rate we use is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected life of the options. We estimate the expected volatility of our stock price in future periods by using the implied volatility in market traded options. Our decision to use implied volatility was based on the availability of actively traded options for our common stock and our assessment that implied volatility is more representative of future stock price trends than the historical volatility of our common stock. Because we do not anticipate paying any cash dividends in the foreseeable future, we use an expected dividend yield of zero. The amount of stock-based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate pre-vesting option forfeitures at the time of grant by analyzing historical data and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the expense in future periods may differ significantly from what we have recorded in the current period and could materially affect our net earnings and net earnings per share of a future period.

ACQUISITIONS & MINORITY INVESTMENTS

Acquisitions and minority investments can have an impact on the comparison of our operating results and financial condition from year to year.

Acquisitions: On November 29, 2005, we completed the acquisition of ANS for $1,353.9 million, net of cash acquired. ANS had been publicly traded on the NASDAQ market under the ticker symbol ANSI. ANS designed, developed, manufactured and marketed implantable neuromodulation devices used primarily to manage chronic pain. We recorded an IPR&D charge of $107.4 million associated with this transaction. ANS has become the Neuromodulation division of St. Jude Medical.

On January 13, 2005, we completed the acquisition of Endocardial Solutions, Inc. (ESI) for $279.4 million, net of cash acquired. ESI had been publicly traded on the NASDAQ market under the ticker symbol ECSI. ESI developed, manufactured and marketed the EnSite® System used for the navigation and localization of diagnostic and therapeutic catheters used by physician specialists to diagnose and treat cardiac rhythm disorders. We recorded an IPR&D charge of $12.4 million associated with this transaction.

On April 6, 2005, we completed the acquisition of the businesses of Velocimed, LLC (Velocimed) for $70.9 million, net of cash acquired, plus additional contingent payments tied to revenues in excess of minimum future targets and a milestone payment upon U.S. Food and Drug Administration (FDA) approval of the Premere™ patent foramen ovale closure system prior to December 31, 2010. Velocimed developed and manufactured specialty interventional cardiology devices. We recorded an IPR&D charge of $13.7 million associated with this transaction. Certain funds held in escrow totaling $5.5 million were released in the fourth quarter of 2006.

On December 30, 2005, we completed the acquisition of Savacor, Inc. (Savacor) for $49.7 million, net of cash acquired, plus additional contingent payments related to product development milestones for regulatory approvals and to revenues in excess of minimum future targets. Savacor was a development-stage company focused on the development of a device that measures left atrial pressure and body temperature to help physicians detect and manage symptoms associated with progressive heart failure. Increased pressure in the left atrium is a predictor of pulmonary congestion, which is the leading cause of hospitalization for congestive heart failure patients. We recorded an IPR&D charge of $45.7 million associated with this transaction.

On October 7, 2004, we completed the acquisition of the remaining capital stock of Irvine Biomedical, Inc. (IBI). IBI developed and sold EP catheter products used by physician specialists to diagnose and treat cardiac rhythm disorders. We had previously made a minority investment in IBI in April 2003 through our acquisition of Getz Bros. Co., Ltd (Getz Japan). We paid $50.6 million in 2004 to acquire the remaining IBI capital stock. In connection with the acquisition of IBI, we recorded an IPR&D charge of $9.1 million. In December 2005, we made a contingent purchase consideration payment of $4.8 million to the applicable non-St. Jude Medical shareholders of IBI as a result of FDA approval of the Cardiac Ablation Generator and Therapy™ EP catheters.

On June 8, 2004, we completed the acquisition of the remaining capital stock of Epicor, Inc. (Epicor). Epicor focused on developing products which use high intensity focused ultrasound (HIFU) to ablate cardiac tissue. We had previously made a minority investment in Epicor in May 2003. We paid $185.0 million in 2004 to acquire the remaining Epicor capital stock.

Minority Investments: On January 12, 2005, we made an initial equity investment of $12.5 million in ProRhythm, Inc. (ProRhythm), a privately-held company that is focused on the development of a HIFU catheter-based ablation system for the treatment of atrial fibrillation. The initial investment resulted in approximately a 9% ownership interest. In connection with making the initial equity investment, we also entered into a purchase and option agreement with ProRhythm that provided us the ability to make an additional equity investment. In January 2006, we made an additional $12.5 million investment in ProRhythm, increasing our total ownership interest to 18%. We also have the exclusive right, but not the obligation, through the later of three months after the date ProRhythm delivers certain clinical trial data or March 31, 2007, to acquire the remaining capital stock of ProRhythm for $125.0 million in cash, with additional cash consideration payable to the non-St. Jude Medical shareholders after the consummation of the acquisition if ProRhythm achieves certain performance-related milestones.

SEGMENT PERFORMANCE

Our five operating segments are Cardiac Rhythm Management (CRM), Cardiac Surgery (CS), Neuromodulation (Neuro), Cardiology (CD) and Atrial Fibrillation (AF). We formed our Neuro operating segment in November 2005 in connection with the acquisition of ANS. Each operating segment focuses on developing and manufacturing products for its respective therapy area. The primary products produced by each operating segment are: CRM – ICDs and pacemakers; CS – mechanical and tissue heart valves and valve repair products; Neuro – neurostimulation devices; CD – vascular closure devices, hemostasis introducers, patent foramen ovale closure devices, guidewires, embolic protection devices and other cardiology products; and AF – EP introducers and catheters, advanced cardiac mapping and navigation systems and ablation systems.

We aggregate our five operating segments into two reportable segments based upon their similar operational and economic characteristics: CRM/CS/Neuro and CD/AF. Net sales of our reportable segments include end-customer revenue from the sale of products they each develop and manufacture or distribute. The costs included in each of the reportable segments’ operating results include the direct costs of the products sold to end-customers and operating expenses managed by each of the reportable segments. Certain operating expenses managed by our selling and corporate functions, including all stock-based compensation expense, are not included in our reportable segments’ operating profit. Because of this, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments.

Effective January 1, 2007, we combined the Cardiac Surgery and Cardiology divisions into a new Cardiovascular division which will incorporate all activities previously managed by the Cardiac Surgery division and by the Cardiology division. Segment information will be reclassified in 2007 to reflect the new Cardiovascular division. In order to enhance segment comparability and reflect management’s focus on our ongoing operations, the related restructuring special charges have not been recorded in the individual reportable segments.

The following table presents net sales and operating profit by reportable segment (in thousands):

	CRM/CS/Neuro		CD/AF		Other	Total

Fiscal Year 2006
Net sales	$2,524,445		$778,002		$—	$3,302,447
Operating profit	1,523,339		316,384		(1,096,640)	743,083

Fiscal Year 2005
Net sales	$2,223,701		$691,579		$—	$2,915,280
Operating profit	1,231,144	(a)	263,211	(b)	(881,625)	612,730

Fiscal Year 2004
Net sales	$1,748,749		$545,424		$—	$2,294,173
Operating profit	1,015,621	(c)	254,270	(d)	(733,933)	535,958

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

Cardiac Rhythm Management

(dollars in thousands)	2006	2005	2004	2006 vs. 2005 % Change	2005 vs. 2004 % Change

ICD systems	$1,099,906	$1,006,896	$583,694	9.2%	72.5%
Pacemaker systems	955,859	917,950	890,076	4.1%	3.1%

	$2,055,765	$1,924,846	$1,473,770	6.8%	30.6%

Cardiac Rhythm Management 2006 net sales increased 7% due to volume growth from the continued market penetration of products into the cardiac resynchronization therapy (CRT) segments of the international pacemaker and ICD market. Foreign currency translation did not have a significant impact on 2006 net sales. Net sales of ICD systems increased 9% in 2006 due to a 12% increase in ICD unit sales that was partially offset by a slight decline in average selling price. Net sales of pacemaker systems increased 4% in 2006 due to a 9% increase in pacemaker unit sales that was partially offset by a decline in average selling price.

Cardiac Rhythm Management 2005 net sales increased 31% due to volume growth of sales of traditional ICD products and the continued market penetration of products into the CRT segments of the U.S. pacemaker and ICD market. Foreign currency translation had a $12.2 million favorable impact on 2005 net sales. Net sales of ICD systems increased 73% in 2005 due to a 68% increase in ICD unit sales, a slight increase in average selling price and $4.5 million of favorable impact from foreign currency translation. Net sales of pacemaker systems increased 3% during 2005 due to a 6% increase in pacemaker unit sales and $7.7 million favorable impact from foreign currency translation. These increases for the year were partially offset by a slight decline in average selling price.

Cardiac Surgery

(dollars in thousands)	2006	2005	2004	2006 vs. 2005 % Change	2005 vs. 2004 % Change

Heart valves	$270,507	$254,445	$253,236	6.3%	0.5%
Other cardiac surgery products	18,810	19,428	21,743	-3.2%	-10.6%

	$289,317	$273,873	$274,979	5.6%	-0.4%

Cardiac Surgery 2006 net sales increased almost 6%, driven by volume growth of tissue heart valves net sales. Foreign currency translation had a $2.2 million unfavorable impact on 2006 net sales. Heart valve product net sales increased 6% in 2006 due to 9% volume growth driven by increased sales of tissue heart valves. This increase was partially offset by a 3% decline in average selling price driven by a change in geographic sales mix as a larger portion of our sales were in lower-priced international markets. Although we experienced slight sales growth in mechanical heart valves in 2006, we expect that future sales growth in tissue heart valves will be partially offset by declines in mechanical heart valve sales. Net sales of other cardiac surgery products remained relatively flat in 2006 compared to 2005.

Cardiac Surgery 2005 net sales remained essentially unchanged compared to 2004. Heart valve product net sales increased 1% in 2005 primarily due to 2% volume growth driven by increased sales of tissue heart valves and $3.6 million of favorable impact from foreign currency translation. These increases were partially offset by a 3% decline in average selling price driven by a change in geographic sales mix. Net sales of other cardiac surgery products decreased $2.3 million in 2005 compared to 2004.

Neuromodulation

(in thousands)	2006	2005	2004

Neuromodulation products	$179,363	$24,982	$—

Neuromodulation 2006 net sales of $179.4 million represent a 17% increase over total ANS 2005 net sales of $153.1 million. Total ANS 2005 net sales include $128.1 million prior to our acquisition of ANS in November 2005 and $25.0 million after our acquisition. ANS’s historical net sales as a stand-alone company were $120.7 million for 2004.

Cardiology

(dollars in thousands)	2006	2005	2004	2006 vs. 2005 % Change	2005 vs. 2004 % Change

Vascular closure devices	$341,259	$329,901	$287,930	3.4%	14.6%
Other cardiology products	111,036	107,868	100,654	2.9%	7.2%

	$452,295	$437,769	$388,584	3.3%	12.7%

Cardiology 2006 net sales increased 3%, driven by volume growth of vascular closure devices for which we currently hold the leading market position in the highly competitive vascular closure device market. Foreign currency translation had a $3.7 million unfavorable impact on 2006 net sales. Net sales of vascular closure devices increased over 3% in 2006 due to volume growth that was partially offset by a slight decline in average selling price. Net sales of other cardiology products increased 3% in 2006 due to 10% volume growth which was partially offset by a 4% decline in average selling price driven by a change in geographic sales mix and a $3.5 million unfavorable impact from foreign currency translation.

Cardiology 2005 net sales increased 13% driven by volume growth of 15%. Foreign currency translation had a $1.7 million favorable impact on 2005 net sales. Net sales of vascular closure devices increased 15% during 2005 due to 16% volume growth driven by increased sales of our Angio-Seal™ device. This increase was partially offset by a 2% decline in average selling price driven by a change in geographic sales mix. Net sales of other cardiology products increased 7% in 2005 due to 12% volume growth that was partially offset by a 4% decline in average selling price driven by a change in geographic sales mix.

Atrial Fibrillation

(dollars in thousands)	2006	2005	2004	2006 vs. 2005 % Change	2005 vs. 2004 % Change

Atrial fibrillation products	$325,707	$253,810	$156,840	28.3%	61.8%

Atrial Fibrillation 2006 net sales increased 28% driven by volume growth of 30%. Atrial Fibrillation 2005 net sales increased 62% driven by sales of products related to recent acquisitions and unit volume increases of existing products. Foreign currency translation did not have a significant impact on 2006 or 2005 net sales.

RESULTS OF OPERATIONS

Net Sales

(dollars in thousands)	2006	2005	2004	2006 vs. 2005 % Change	2005 vs. 2004 % Change

Net sales	$3,302,447	$2,915,280	$2,294,173	13.3%	27.1%

Overall, 2006 net sales increased 13% over 2005. The acquisition of ANS in November 2005 increased 2006 net sales by $154.4 million. The remaining volume growth of approximately 12% was driven by CRM and AF product sales. Foreign currency translation had a $6.7 million unfavorable impact on 2006 net sales due primarily to the strengthening of the U.S. Dollar against the Japanese Yen. Overall, average selling price declines negatively impacted 2006 net sales by approximately 3%.

Overall, 2005 net sales increased 27% driven by volume growth of approximately 28% and incremental revenue of approximately $25 million resulting from the ANS acquisition. Foreign currency translation had an $18.4 million favorable impact on 2005 net sales due primarily to the strengthening of the Euro against the U.S. Dollar. Overall, average selling price declines negatively impacted 2005 net sales by approximately 2%.

Net sales by geographic markets based on location of the customer were as follows (in thousands):

	2006	2005	2004

United States	$1,920,623	$1,709,911	$1,264,756
International
Europe	806,544	683,014	577,058
Japan	289,716	286,660	267,723
Other	285,564	235,695	184,636

	1,381,824	1,205,369	1,029,417

	$3,302,447	$2,915,280	$2,294,173

Foreign currency translation relating to our international operations can have a significant impact on our operating results from year to year. The two main currencies influencing our operating results are the Euro and the Japanese Yen. As discussed above, foreign currency translation had a $6.7 million unfavorable impact on 2006 net sales, while foreign currency translation favorably impacted 2005 net sales by $18.4 million. However, these impacts to net sales are not indicative of the net earnings impact of foreign currency translation due to partially offsetting foreign currency translation impacts on cost of sales and operating expenses.

Gross Profit

(dollars in thosands)	2006	2005	2004

Gross profit	$2,388,934	$2,118,519	$1,615,123
Percentage of net sales	72.3%	72.7%	70.4%

Gross profit for 2006 totaled $2,388.9 million, or 72.3% of net sales, as compared with $2,118.5 million, or 72.7% of net sales, for 2005. Gross profit percentage comparisons to last year were negatively impacted by a $15.1 million restructuring special charge recorded in the third quarter of 2006 which negatively impacted our 2006 gross profit percentage by 0.5 percentage points (see further details under Special Charges(Credits)). Stock-based compensation expense also reduced our 2006 gross profit percentage by 0.2 percentage points. Gross profit percentage for 2006 also reflects increased manufacturing efficiencies and lower inventory and warranty reserves compared to 2005 which were partially offset by unfavorable changes in product mix for our higher margin products and a slight decrease in the average selling price for these products. For 2007, we expect that our gross profit percentage will increase to a range of 73.0% to 73.5% due to the increased sales of higher margin ICD systems and continual efficiency improvements in our manufacturing processes.

Gross profit for 2005 totaled $2,118.5 million, or 72.7% of net sales, as compared with $1,615.1 million, or 70.4% of net sales, for 2004. Gross profit percentage comparisons to 2004 were positively impacted by a $12.1 million special charge recorded in the third quarter of 2004 for the write-off of inventory and return of products held by customers related to the discontinuance of the Symmetry™ device product line (see further details under Special Charges(Credits)). This special charge negatively impacted gross profit percentage by 0.5 percentage points for 2004. The remaining 1.8 percentage point increase in our 2005 gross profit percentage related to increased sales of higher margin ICDs, lower cost of sales in Japan from selling through, in 2004, the inventory acquired in the Getz Japan acquisition, increased manufacturing efficiencies and favorable impact from foreign currencies. These favorable items were partially offset by an increase in inventory reserves related to expiring inventory and an increase in warranty reserves.

Selling, General and Administrative (SG&A) Expense

(dollars in thousands)	2006	2005	2004

Selling, general and administrative	$1,195,030	$968,888	$759,320
Percentage of net sales	36.2%	33.2%	33.1%

SG&A expense for 2006 totaled $1,195.0 million, or 36.2% of net sales, as compared with $968.9 million, or 33.2% of net sales, for 2005. Approximately 1.4 percentage points of 2006 SG&A expense as a percent of net sales relates to $47.0 million of stock-based compensation expense. The remaining increase in SG&A expense as a percent of net sales relates to higher amortization expense resulting from intangible assets acquired as part of fiscal year 2005 acquisitions and higher costs related to the continued expansion of our selling organization infrastructure. For 2007, we expect that SG&A expense as a percentage of net sales will range from 36.0% to 36.5%.

SG&A expense for 2005 totaled $968.9 million, or 33.2% of net sales, as compared with $759.3 million, or 33.1% of net sales, for 2004. Approximately 0.3% of the percentage point impact in SG&A expense as a percent of net sales relates to a $10.0 million contribution to the Foundation in the third quarter of 2005. Excluding the Foundation contribution, the decrease in SG&A as a percentage of net sales was due to spreading certain relatively fixed elements of our selling and administrative costs over a revenue base that grew 27% in 2005.

Research and Development (R&D) Expense

(dollars in thosands)	2006	2005	2004

Research and development	$431,102	$369,227	$281,935
Percentage of net sales	13.1%	12.7%	12.3%

R&D expenses in 2006 totaled $431.1 million, or 13.1% of net sales, compared with $369.2 million, or 12.7% of net sales, for 2005. For 2006, stock-based compensation expense accounted for approximately 0.5 percentage points of R&D expense as a percent of net sales. After excluding the impact of 2006 stock-based compensation expense, R&D expense as a percent of net sales remained relatively flat compared to 2005. However, total 2006 R&D expense did increase approximately 17% over total 2005 R&D expense, reflecting our continuing commitment to fund future long-term growth opportunities. We will continue to invest in product development activities in 2007 and expect that R&D expense as a percentage of net sales will range from 12.5% to 13.5% in 2007.

R&D expenses in 2005 totaled $369.2 million, or 12.7% of net sales, compared with $281.9 million, or 12.3% of net sales, for 2004. The increase in R&D expense was due primarily to our increased spending on the development of new products and related clinical trials, including our CRT devices, tissue valves and other products to treat emerging indications including atrial fibrillation.

Purchased In-Process Research and Development (IPR&D) Charges

(in thousands)	2006	2005	2004

Purchased in-process research and development	$—	$179,174	$9,100

We are responsible for the valuation of IPR&D. The fair value assigned to IPR&D was estimated by discounting each project to its present value using the after-tax cash flows expected to result from the project once it has reached technological feasibility. We discount the after-tax cash flows using an appropriate risk-adjusted rate of return (ANS – 17%, Velocimed – 22%, ESI – 16%, IBI – 16%) that takes into account the uncertainty surrounding the successful development of the projects through obtaining regulatory approval to market the underlying products in an applicable geographic region. In estimating future cash flows, we also considered other tangible and intangible assets required for successful development of the resulting technology from the IPR&D projects and adjusted future cash flows for a charge reflecting the contribution of these other tangible and intangible assets to the value of the IPR&D projects.

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

Fiscal Year 2005

Savacor, Inc.: In December 2005, we acquired privately-held Savacor to complement our development efforts in heart failure diagnostic and therapy guidance products. At the date of acquisition, $45.7 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The IPR&D acquired related to in-process projects for a device in clinical trials both in the United States and internationally that measures left atrial pressure and body temperature. Through December 30, 2006, we have incurred costs of approximately $6 million related to these projects. We expect to incur approximately $15 million to bring the device to commercial viability on a worldwide basis within four years. Because Savacor was a development-stage company, the excess of the purchase price over the fair value of the net assets acquired was allocated on a pro-rata basis to the net assets acquired. Accordingly, the majority of the excess purchase price was allocated to IPR&D, the principal asset acquired.

Advanced Neuromodulation Systems, Inc.: In November 2005, we acquired ANS to expand our implantable microelectronics technology programs and provide us immediate access to the neuromodulation segment of the medical device industry. At the date of acquisition, $107.4 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The majority of the IPR&D acquired related to in-process projects for next-generation Eon™ and Genesis® rechargeable IPG devices as well as next-generation leads that deliver electrical impulses to targeted nerves that are causing pain.

A summary of the fair values assigned to each in-process project at the acquisition date and the estimated total cost to complete each project as of December 30, 2006, is presented below (in millions):

Development Projects	Assigned Fair Value	Estimated Total Cost to Complete

Eon™	$67.2	$6.9
Genesis™	15.3	2.7
Leads	23.7	0.2
Other	1.2	0.9

	$107.4	$10.7

Through December 30, 2006, we have incurred costs of $7.2 million related to these projects. We expect to incur an additional $10.7 million through 2009 to bring these technologies to commercial viability.

Velocimed, LLC: In April 2005, we acquired Velocimed to further enhance our portfolio of products in the interventional cardiology market. At the date of acquisition, $13.7 million of the purchase price was expensed as IPR&D related to projects for the Proxis™ embolic protection device that had not yet reached technological feasibility in the United States and other geographies and had no future alternative use. The device is used to help minimize the risk of heart attack or stroke if plaque or other debris is dislodged into the blood stream during interventional cardiology procedures. Through December 30, 2006, we had incurred $6.8 million in costs related to these projects. We expect to incur an additional $0.6 million in 2007 to bring this technology to commercial viability.

Endocardial Solutions, Inc.: In January 2005, we acquired ESI to further enhance our portfolio of products used to treat heart rhythm disorders. At the date of acquisition, $12.4 million of the purchase price was expensed as IPR&D related to system upgrades that had not yet reached technological feasibility and had no future alternative use. These major system upgrades are part of the EnSite® system which is used for the navigation and localization of diagnostic and therapeutic catheters used in atrial fibrillation ablation and other EP catheterization procedures. In 2005, we incurred $0.7 million in costs related to these projects and in the third quarter of 2005, we achieved commercial viability and launched EnSite® system version 5.1 and the EnSite® Verismo™ segmentation tool.

Fiscal Year 2004

Irvine Biomedical, Inc.: In October 2004, we acquired IBI to further enhance our portfolio of products used to treat heart rhythm disorders. At the date of acquisition, $9.1 million of the purchase price was expensed for IPR&D related to projects for an ablation system and therapeutic catheters that had not yet reached technological feasibility and had no future alternative use. The majority of the IPR&D related to devices that are part of an ablation system in which catheters are connected to a generator which delivers radio frequency or ultrasound energy through the catheter to create lesions through ablation of cardiac tissue. In 2005 and 2004, we incurred $0.5 million and $0.2 million, respectively, in costs related to these projects and in the fourth quarter of 2005, we achieved commercial viability and received FDA approval to market the Cardiac Ablation Generator and Therapy™ EP catheters, expanding our therapeutic EP portfolio. The remaining IPR&D relates to a therapeutic cool path ablation catheter that allows for the infusion of saline to cool the catheter tip electrode. Through December 30, 2006, we had incurred approximately $3 million in costs related to this device and expect to receive FDA approval in 2007 to market this product.

Special Charges (Credits)

(in thousands)	2006	2005	2004

Cost of sales special charges	$15,108	$—	$12,073
Special charges (credits)	19,719	(11,500)	28,810

	$34,827	$(11,500)	$40,883

Fiscal Year 2006

Restructuring Activities: During the third quarter of 2006, management performed a review of the organizational structure of our Cardiac Surgery and Cardiology divisions and our international selling organization. In August 2006, management approved restructuring plans to streamline our operations within our Cardiac Surgery and Cardiology divisions by combining them into one new Cardiovascular division and also to implement changes in our international selling organization by enhancing the efficiency and effectiveness of sales and customer service operations in certain international geographies. This strategic reorganization and operational restructuring will allow us to enhance operating efficiencies and increase our investment in product development.

As a result of these restructuring plans, we recorded pre-tax special charges totaling $34.8 million in the third quarter of 2006 consisting of employee termination costs ($14.7 million), inventory write-downs ($8.7 million), asset write-downs ($7.3 million) and other exit costs ($4.1 million). Of the total $34.8 million special charge, $15.1 million was recorded in cost of sales and $19.7 million was recorded in operating expenses. See Note 8 to the Consolidated Financial Statements for further detail on these charges. Total cash expenditures for the restructuring special charge will be approximately $19 million and will be funded by cash from operations.

In connection with these restructuring plans, approximately 140 individuals were identified for employment termination. In addition, in connection with these restructuring plans, management made the commitment to discontinue certain product lines and dispose of related assets. We also decided to discontinue the use of the Getz trademarks in Japan, and therefore wrote off the $4.2 million intangible asset that we acquired in connection with our 2003 acquisition of Getz Japan.

We do not anticipate any material short-term or long-term net cost savings resulting from these restructuring activities as we intend to use the immediate savings to fund investments in research and development and productivity improvement. We also do not anticipate any material short-term or long-term impact on future revenue or gross profit percentage as a result of the product lines that we exited in connection with this reorganization because the associated products did not materially contribute to our revenue or gross profit percentage.

A summary of the activity relating to the restructuring accrual for fiscal year 2006 is as follows (in thousands):

	Employee termination costs	Inventory write-downs	Asset write-downs	Other	Total

Balance at December 31, 2005	$—	$—	$—	$—	$—

Restructuring charges	14,710	8,694	7,361	4,062	34,827
Non-cash charges used	—	(8,694)	(7,361)	—	(16,055)
Cash payments	(3,642)	—	—	(586)	(4,228)

Balance at December 30, 2006	$11,068	$—	$—	$3,476	$14,544

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

Other Income (Expense)

(in thousands)	2006	2005	2004

Interest income	$9,266	$19,523	$10,093
Interest expense	(33,883)	(10,028)	(4,810)
Equity method losses	—	—	(2,091)
Other	2,175	(821)	(1,958)

Other income (expense)	$(22,442)	$8,674	$1,234

The decrease in other income (expense) during 2006 as compared with 2005 was due to higher interest expense resulting from our issuance of $660.0 million of 2.80% Convertible Senior Debentures in the fourth quarter of 2005 to fund a portion of the acquisition of ANS as well as higher commercial paper borrowings to finance the majority of the repurchase of $700.0 million of our common stock in the second quarter of 2006. We also funded a portion of the ANS acquisition and share repurchases with cash from operations, resulting in lower average invested cash balances and lower interest income during 2006 compared to 2005.

The increase in other income (expense) during 2005 as compared with 2004 was due primarily to higher levels of interest income as a result of higher average invested cash balances and the elimination of equity method losses related to Epicor as it was acquired during 2004. These increases were offset in part by an increase in interest expense as a result of higher amounts of borrowings and higher interest rates. Specifically, we issued convertible debt and commercial paper to fund a portion of the acquisition of ANS in the fourth quarter of 2005.

Income Taxes

(as a percent of pretax income)	2006	2005	2004

Effective tax rate	23.9%	36.7%	23.7%

Certain significant items negatively impacted our 2005 effective rate by 13.0 percentage points. Non-deductible IPR&D charges of $179.2 million recorded during 2005 negatively impacted the 2005 effective tax rate by 11.0 percentage points. Additionally, $26.0 million of income tax expense associated with the repatriation of $500 million of cash from outside the United States under the American Jobs Creation Act of 2004 negatively impacted the 2005 effective tax rate by 4.2 percentage points. Partially offsetting these negative impacts, we recorded a reversal of $13.7 million of previously recorded tax expense due to the finalization of certain tax examinations, resulting in a 2.2 percentage point benefit to the 2005 effective tax rate.

Net Earnings

(dollars in thousands)	2006	2005	2004	2006 vs. 2005 % Change	2005 vs. 2004 % Change

Net earnings	$548,251	$393,490	$409,934	39.3%	-4.0%
Diluted net earnings per share	$1.47	$1.04	$1.10	41.3%	-5.5%

Net earnings were $548.3 million in 2006, a 39% increase over 2005 net earnings of $393.5 million. Diluted net earnings per share were $1.47 in 2006, a 41% increase over 2005 diluted net earnings per share of $1.04. Net earnings for 2006 include an after-tax $22.0 million special charge, or $0.06 per diluted share, related to restructuring activities in our Cardiac Surgery and Cardiology divisions and international selling organization. Net earnings for 2006 also include after-tax stock-based compensation expense of $49.4 million, or $0.13 per diluted share, resulting from the adoption of SFAS No. 123(R) on January 1, 2006.

Net earnings were $393.5 million in 2005, a 4% decrease over 2004, and diluted net earnings per share were $1.04 in 2005, a 6% decrease over 2004. Our 2005 net earnings includes $179.2 million of IPR&D charges, an after-tax $7.2 million special credit relating to a reversal of a portion of the Symmetry™ device product liability litigation special charge recorded in 2004, net of settlement costs, an after-tax $6.2 million contribution to the Foundation, $13.7 million of income tax expense reversals and $26.0 million of income tax expense relating to repatriation of foreign earnings. In total, these after-tax charges and credits amounted to $190.5 million, or $0.50 per diluted share.

LIQUIDITY

We believe that our existing cash balances, available borrowings under our commercial paper program, long-term committed credit facility, 3-month liquidity facility and future cash generated from operations will be sufficient to meet our working capital and capital investment needs over the next twelve months and in the foreseeable future thereafter. Should suitable investment opportunities arise, we believe that our earnings, cash flows and balance sheet position will permit us to obtain additional debt financing or equity capital, if necessary. Primary short-term liquidity needs are provided through our commercial paper program for which credit support is provided by a long-term $1.0 billion committed credit facility.

On January 25, 2007, our Board of Directors authorized a new share repurchase program of up to $1.0 billion of our outstanding common stock. We are funding the repurchases, which we started on January 29, 2007, with proceeds from the issuance of commercial paper and borrowings under a 3-month $700.0 million liquidity facility. We have utilized $300.0 million of the borrowing capacity under this facility as of February 16, 2007, and intend to refinance these borrowings with longer term debt financing upon completion of the share repurchase program.

At December 30, 2006, our short-term credit ratings were A2 from Standard & Poor’s and P2 from Moody’s. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

At December 30, 2006, substantially all of our cash and cash equivalents were held by our non-U.S. subsidiaries. These funds are only available for use by our U.S. operations if they are repatriated into the United States. The funds repatriated would be subject to additional U.S. taxes upon repatriation which could total as much as 31% of the amount repatriated. Our repatriation of $500.0 million in 2005 was completed in accordance with the provisions of the American Jobs Creation Act of 2004, which provided a one-time repatriation opportunity that was subject to U.S. taxes of approximately 5%.

A discussion of our cash flows from operating, investing and financing activities is provided in the paragraphs that follow.

Cash Flows from Operating Activities

Cash provided by operating activities was $648.8 million for 2006, a $67.5 million decrease from 2005. The decrease in 2006 operating cash flow when compared to 2005 results from changes in operating assets and liabilities as well as a required change in classification of excess tax benefits from the exercise of stock options that negatively impacted the year-over-year operating cash flow comparison.

Operating cash flows decreased $132.0 million due to changes in operating assets and liabilities, principally accounts receivable and inventory, which increased $54.9 million and $77.4 million, respectively. We use two primary measures that focus on accounts receivable and inventory – days sales outstanding (DSO) and days inventory on hand (DIOH). These measures may not be computed the same as similarly titled measures used by other companies. Accounts receivable increased in 2006 as the result of higher sales volume, and our DSO (calculated by dividing average quarterly daily sales by ending net accounts receivable) increased slightly to 93 days at December 30, 2006 from 91 days at December 31, 2005. We use DSO as a measure that places emphasis on how quickly we collect our accounts receivable balances from customers. Inventory increased to support new CRM and CD product introductions as well as to support our increased sales volumes. As a result, DIOH (calculated by dividing average six months-to-date daily cost of sales by ending net inventory) increased to 178 days at December 30, 2006 from 159 days at December 31, 2005. We use DIOH, which can also be expressed as a measure of the estimated number of days of cost of sales on hand, as a measure that places emphasis on how efficiently we are managing our inventory levels.

The required change in classification of excess tax benefits from the exercise of stock options resulted from our adoption of SFAS No. 123(R) on January 1, 2006. For 2005, these excess tax benefits were classified as operating cash flows as part of the change in income taxes payable; however, for 2006, such excess tax benefits are now classified as financing cash flows. These excess tax benefits had positively impacted our 2005 operating cash flows for 2005 by $89.1 million.

Cash Flows from Investing Activities

Cash used in investing activities was $325.6 million in 2006 compared to $1,810.8 million in 2005. Because we did not make any significant acquisitions in 2006, cash used in investing activities decreased when compared to 2005, when we paid almost $1.8 billion for the acquisitions of ANS, ESI, Velocimed and Savacor. In 2006, we did acquire certain businesses involved in the distribution of our products for $38.8 million. In January 2006, we made an additional $12.5 million investment in ProRhythm. Refer to the Acquisitions and Minority Investments section above for more detail on our investment in ProRhythm. We have also been focused on increasing our investments in property, plant and equipment, including next-generation diagnostic equipment such as our Merlin™ Patient Care System which is used by physicians and healthcare professionals to program and analyze data from ICDs and pacemakers. As a result, capital expenditures totaled $267.9 million in 2006, a 69% increase over 2005.

Cash Flows from Financing Activities

Cash used in financing activities was $786.2 million in 2006 compared to cash provided by financing activities of $968.2 million in 2005. We repurchased $700.0 million of our common stock in 2006 as well as $654.5 million of convertible debentures, both of which were primarily financed through proceeds from the issuance of commercial paper. As discussed previously, excess tax benefits from the exercise of stock options are now classified as financing cash flows, and this amount can fluctuate significantly in future periods as it is dependent upon, among other things, the level of stock option exercises by our employees as well as the fair market value of our common stock on the exercise dates.

DEBT AND CREDIT FACILITIES

Our commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. We had outstanding commercial paper borrowings of $678.4 million at December 30, 2006 and $216.0 million at December 31, 2005 bearing weighted average effective interest rates of 5.4% and 4.2%, respectively. During 2006, we borrowed commercial paper at a weighted average effective interest rate of 5.3%. Any future commercial paper borrowings we make would bear interest at the applicable current market rates.

In December 2006, we entered into a 5-year, $1.0 billion committed credit facility that we may draw on for general corporate purposes and to support our commercial paper program. Borrowings bear interest at the United States Dollar London InterBank Offered Rate (LIBOR) plus 0.27%, or in the event over half of the facility is drawn on, LIBOR plus 0.32%. The interest rate is subject to adjustment in the event of a change in our credit ratings. We have the option for borrowings to bear interest at a base rate, as further described in the facility agreement. This credit facility replaced a $350.0 million credit facility that was scheduled to expire in September 2008 and a $400.0 million credit facility that was scheduled to expire in September 2009. There were no outstanding borrowings under our credit facilities during fiscal years 2006 and 2005.

On January 25, 2007, we entered into a 3-month, $700.0 million liquidity facility that we may draw on to finance purchases of our common stock under the $1.0 billion share repurchase program authorized by our Board of Directors on January 25, 2007. Any borrowings under this facility bear interest at LIBOR plus 0.35%, or in the event over half of the facility is drawn on, LIBOR plus 0.40%, in each case subject to adjustment upon the occurrence of an event of default. We have utilized $300.0 million of the borrowing capacity under this facility as of February 16, 2007 (see Share Repurchases below).

We have issued 1.02% unsecured Yen-denominated notes in Japan (Yen Notes) totaling 20.9 billion Yen, or $175.5 million at December 30, 2006 and $176.9 million at December 31, 2005. Interest payments are required on a semi-annual basis and the entire principal balance is due in May 2010. The principal amount recorded on our balance sheet fluctuates based on the effects of foreign currency translation.

Our long-term committed credit facility, 3-month liquidity facility and Yen Notes contain certain operating and financial covenants. Specifically, the credit facilities require that we have a leverage ratio (defined as the ratio of total debt to EBITDA (net earnings before interest, income taxes, depreciation and amortization)) not exceeding 3.0 to 1.0. The Yen Notes require that we have a ratio of total debt to total capitalization not exceeding 55% and a ratio of consolidated EBIT (net earnings before interest and income taxes) to consolidated interest expense of at least 3.0 to 1.0. Under the credit facilities and the Yen Notes we also have certain limitations on additional liens or indebtedness and limitations on certain acquisitions, investments and dispositions of assets. We were in compliance with all of our debt covenants during 2006 and 2005.

In December 2005, we issued 30-year $660.0 million aggregate principal amount of 2.80% Convertible Senior Debentures (Convertible Debentures). Holders of the Convertible Debentures had the option to require us to repurchase the Convertible Debentures for cash on December 15, 2006. On that date, we were required to repurchase $654.5 million of the Convertible Debentures for cash. We refinanced this cash repurchase through proceeds from the issuance of commercial paper. $5.5 million aggregate principal amount of the Convertible Debentures remains outstanding as of December 30, 2006. We have the right to redeem some or all of the remaining outstanding Convertible Debentures for cash at any time. We also may be required to repurchase some or all of the remaining outstanding Convertible Debentures for cash on various dates after December 15, 2008 and upon the occurrence of certain events. See Note 4 to the Consolidated Financial Statements for further details on the features of these Convertible Debentures.

SHARE REPURCHASES

On April 18, 2006, our Board of Directors authorized a share repurchase program of up to $700.0 million of our outstanding common stock. The $700.0 million share repurchase program replaced our earlier share repurchase program, under which we were authorized to repurchase up to $300.0 million of our outstanding common stock. No stock had been repurchased under this earlier program. We began making share repurchases on April 21, 2006, and as of May 26, 2006, we had repurchased the maximum amount authorized by the Board of Directors under the repurchase program. We repurchased 18.6 million shares for a total of $700.0 million, which we funded through cash from operations and proceeds from the issuance of commercial paper.

On January 25, 2007, our Board of Directors authorized a new share repurchase program of up to $1.0 billion of our outstanding common stock. We began making share repurchases on January 29, 2007, and as of February 16, 2007, 12.9 million shares had been repurchased for approximately $546 million. The repurchases are being funded through borrowings under our existing commercial paper program and borrowings under our 3-month liquidity facility. Upon completion of our share repurchase program, we intend to refinance the related outstanding borrowings with longer term debt.

DIVIDENDS

We did not declare or pay any cash dividends during 2006, 2005 or 2004. We currently intend to retain our earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We believe that our off-balance sheet arrangements do not have a material impact on our consolidated earnings, financial position or cash flows. Our off-balance sheet arrangements principally consist of operating leases for various facilities and equipment, purchase commitments and contingent acquisition commitments.

In the normal course of business, we periodically enter into agreements that require us to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of our products or the negligence of our personnel or claims alleging that our products infringe third-party patents or other intellectual property. In addition, under our bylaws and indemnification agreements we have entered into with our executive officers and directors, we may be required to indemnify our executive officers and directors for losses arising from their conduct in an official capacity on behalf of St. Jude Medical. We may also be required to indemnify officers and directors of certain companies that we have acquired for losses arising from their conduct on behalf of their companies prior to the closing of our acquisition. Our maximum exposure under these indemnification obligations cannot be estimated, and we have not accrued any liabilities within our consolidated financial statements or included any indemnification provisions in our commitments table. Historically, we have not experienced significant losses on these types of indemnifications.

In connection with certain acquisitions, we may agree to provide additional consideration payments upon the achievement of certain product development milestones, which may include but are not limited to: successful clinical trials and certain product regulatory approvals. We may also provide for additional consideration payments to be made upon the achievement of certain levels of future product sales. Although the timing and/or amount of these additional consideration payments is not certain, we have included future contingent consideration payments in the below table based upon our best estimates as of December 30, 2006.

Presented below is a summary of our contractual obligations and other commitments as of December 30, 2006:

	Payments Due by Period

(in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Contractual obligations related to
off-balance sheet arrangements:
Operating leases	$88,597	$24,578	$32,367	$21,014	$10,638
Purchase commitments (a)	293,636	276,233	17,403	—	—
Contingent consideration payments (b)	293,682	81,912	138,793	51,727	21,250

Total	$675,915	$382,723	$188,563	$72,741	$31,888

Contractual obligations reflected
in the balance sheet:
Long-term debt (c)	1,055,734	39,932	85,208	930,594	—

Total	$1,731,649	$422,655	$273,771	$1,003,335	$31,888

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

(c)

These amounts also include scheduled interest payments on our long-term debt. We have the ability to repay any short-term maturities of our commercial paper borrowings with available cash from our long-term committed credit facility that expires in 2011. See Note 4 to the Consolidated Financial Statements for additional information on our long-term debt obligations.

MARKET RISK

We are exposed to foreign currency exchange rate fluctuations due to transactions denominated primarily in Euros, Japanese Yen, Canadian Dollars, Brazilian Reals, British Pounds, and Swedish Kronor. Although we elected not to enter into any hedging contracts during 2006, 2005 or 2004, historically we have periodically hedged a portion of our foreign currency exchange rate risk through the use of forward exchange or option contracts. The gains or losses on these contracts are intended to offset changes in the fair value of the anticipated foreign currency transactions. We do not enter into contracts for trading or speculative purposes. We continue to evaluate our foreign currency exchange rate risk and the different mechanisms for use in managing such risk. We had no forward exchange or option contracts outstanding during 2006, 2005 or 2004. A hypothetical 10% change in the value of the U.S. Dollar in relation to our most significant foreign currency exposures would have had an impact of $124.3 million on our 2006 net sales. This amount is not indicative of the hypothetical net earnings impact due to partially offsetting impacts on cost of sales and operating expenses.

With our acquisition of Getz Japan during 2003, we significantly increased our exposure to foreign currency exchange rate fluctuations due to transactions denominated in Japanese Yen. We elected to naturally hedge a portion of our Yen-denominated net asset exposure by issuing long term Yen-denominated debt, the proceeds of which were used to repay the short-term bank debt that we used to fund a portion of the Getz Japan purchase price. Excess cash flows from our Japan operations will be used to fund principal and interest payments on the Yen Notes. We have not entered into any Yen-denominated hedging contracts to mitigate any remaining foreign currency exchange rate risk. We are also exposed to fair value risk on our Yen Notes. A hypothetical 10% change in interest rates would have an impact of approximately $1 million on the fair value of the Yen Notes, which is not material to our consolidated earnings or financial position.

In the United States, we issue short-term, unsecured commercial paper that bears interest at varying market rates. We also have one committed credit facility that has a variable LIBOR-based interest rate. Our variable interest rate borrowings had a notional value of $678.4 million at December 31, 2006. A hypothetical 10% change in interest rates assuming the current level of borrowings would have had an impact of approximately $4 million on our 2006 interest expense, which is not material to our consolidated earnings.

We are also exposed to equity market risk on our marketable equity security investments. We hold certain marketable equity securities of emerging technology companies. Our investments in these companies had a fair value of $53.8 million at December 30, 2006, which are subject to the underlying price risk of the public equity markets.

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

The neuromodulation market is one of medical technology’s fastest growing segments. Competitive pressures will increase in the future as our two principal competitors attempt to secure and grow their positions in the neuromodulation market. Other companies are attempting and will attempt in the future to bring new products or therapies into this market. Barriers to entry for new competitors are high, due to a long and expensive product development and regulatory approval process and the intellectual property and patent positions existing in the market. However, other larger medical device companies may be able to enter the neuromodulation market by leveraging their capabilities into the neuromodulation field, thereby decreasing the time and resources required to enter the market.

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

The atrial fibrillation therapy area is broadening to include multiple therapy methods. The marketplace currently embraces multiple methods of treating atrial fibrillation. Treatments include drugs, external electrical cardioversion and defibrillation, implantable defibrillators and open-heart surgery. As a result we have numerous competitors in the emerging atrial fibrillation market. Larger competitors may expand their presence in the atrial fibrillation market by leveraging their cardiac rhythm management capabilities.

We operate in an industry that is susceptible to significant product liability claims. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, product liability claims may be asserted against us in the future relative to events that are not known to us at the present time. Our product liability insurance coverage is designed to help protect us against a catastrophic claim. Our product liability insurance coverage for the period June 15, 2006 through June 15, 2007 is $350 million, with a $100 million deductible per occurrence.

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

CAUTIONARY STATEMENTS

In this discussion and in other written or oral statements made from time to time, we have included and may include statements that may constitute “forward-looking statements” with respect to the financial condition, results of operations, plans, objectives, future performance and business of St. Jude Medical and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “project,” “believes” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. By identifying these statements for you in this manner, we are alerting you to the possibility that actual results may differ, possibly materially, from the results indicated by these forward-looking statements. We undertake no obligation to update any forward-looking statements. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties discussed in the previous sections entitled Off-Balance Sheet Arrangements and Contractual Obligations, Market Risk and Competition and Other Considerations and in Part I, Item 1A, Risk Factors of our Annual Report on Form 10-K as well as the various factors described below. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties. We believe the most significant factors that could affect our future operations and results are set forth in the list below.

1.

Any legislative or administrative reform to the U.S. Medicare or Medicaid systems or international reimbursement systems that significantly reduces reimbursement for procedures using our medical devices or denies coverage for such procedures, as well as adverse decisions relating to our products by administrators of such systems in coverage or reimbursement issues.

2.	Assertion, acquisition or grant of key patents by or to others that have the effect of excluding us from market segments or require us to pay royalties.

3.	Economic factors, including inflation, changes in interest rates, and changes in foreign currency exchange rates.

4.	Product introductions by competitors which have advanced technology, better features or lower pricing.

5.	Price increases by suppliers of key components, some of which are sole-sourced.

6.	A reduction in the number of procedures using our devices caused by cost-containment pressures or preferences for alternate therapies.

7.

Safety, performance or efficacy concerns about our products, many of which are expected to be implanted for many years, leading to recalls and/or advisories with the attendant expenses and declining sales.

8.

Changes in laws, regulations or administrative practices affecting government regulation of our products, such as FDA laws and regulations, that increase the time and/or expense of obtaining approval for products or impose additional burdens on the manufacture and sale of medical devices.

9.

Regulatory actions arising from concern over Bovine Spongiform Encephalopathy, sometimes referred to as “mad cow disease,” that have the effect of limiting our ability to market products using collagen, such as Angio-Seal™, or that impose added costs on the procurement of collagen.

10.	Difficulties obtaining, or the inability to obtain, appropriate levels of product liability insurance.

11.	The ability of our Silzone® product liability insurers to meet their obligations to us.

12.

Serious weather or other natural disasters that cause damage to the facilities of our critical suppliers or one or more of our facilities, such as an earthquake affecting our facilities in California or a hurricane affecting our facility in Puerto Rico.

13.	Healthcare industry consolidation leading to demands for price concessions or the exclusion of some suppliers from significant market segments.

14.	Adverse developments in the investigation of business practices in the cardiac rhythm management industry by the U.S. Attorney’s Office in Boston.

15.	Adverse developments in litigation, including product liability litigation, patent or other intellectual property litigation or shareholder litigation.

16.	Inability to successfully integrate the businesses that we have acquired in recent years, including ANS, and that we plan to acquire.

17.	Adverse developments arising out of the investigation by the U.S. Department of Health and Human Services, Office of the Inspector General into certain business practices of ANS.

18.	Failure to successfully complete clinical trials for new indications for our products and failure to successfully develop markets for such new indications.

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the Company’s management, including the CEO and the CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as of December 30, 2006. Management’s assessment of the effectiveness of our internal control over financial reporting as of December 30, 2006 has been audited by Ernst & Young LLP, our independent registered public accounting firm, as stated in their report which is included herein.

/s/ DANIEL J. STARKS

Daniel J. Starks
Chairman, President and Chief Executive Officer

/s/ JOHN C. HEINMILLER

John C. Heinmiller
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
of St. Jude Medical, Inc.

We have audited management’s assessment, included in the section of the accompanying Report of Management entitled Management’s Report on Internal Control Over Financial Reporting, that St. Jude Medical, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). St. Jude Medical, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that St. Jude Medical, Inc. maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, St. Jude Medical, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of St. Jude Medical, Inc and subsidiaries as of December 30, 2006 and December 31, 2005 and the related consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2006, and our report dated February 16, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
February 16, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
of St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 30, 2006 and December 31, 2005 and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 30, 2006 and December 31, 2005 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, using the modified prospective method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of St. Jude Medical, Inc.’s internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
February 16, 2007

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts)

Fiscal Year Ended	December 30, 2006	December 31, 2005	January 1, 2005

Net sales	$3,302,447	$2,915,280	$2,294,173
Cost of sales:
Cost of sales before special charges	898,405	796,761	666,977
Special charges	15,108	—	12,073

Total cost of sales	913,513	796,761	679,050

Gross profit	2,388,934	2,118,519	1,615,123

Selling, general and administrative expense	1,195,030	968,888	759,320
Research and development expense	431,102	369,227	281,935
Purchased in-process research and development charges	—	179,174	9,100
Special charges (credits)	19,719	(11,500)	28,810

Operating profit	743,083	612,730	535,958

Other income (expense)	(22,442)	8,674	1,234

Earnings before income taxes	720,641	621,404	537,192

Income tax expense	172,390	227,914	127,258

Net earnings	$548,251	$393,490	$409,934

Net earnings per share:
Basic	$1.53	$1.08	$1.16
Diluted	$1.47	$1.04	$1.10

Weighted average shares outstanding:
Basic	359,252	363,612	353,454
Diluted	372,830	379,106	370,992

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 30, 2006	December 31, 2005

ASSETS
Current Assets
Cash and cash equivalents	$79,888	$534,568
Accounts receivable, less allowances for doubtful accounts	882,098	793,929
Inventories	452,812	378,456
Deferred income taxes, net	117,330	100,272
Other	158,037	133,916

Total current assets	1,690,165	1,941,141

Property, Plant and Equipment
Land, buildings and improvements	252,285	176,413
Machinery and equipment	626,150	566,258
Diagnostic equipment	282,831	187,923

Property, plant and equipment at cost	1,161,266	930,594
Less accumulated depreciation	(543,415)	(492,178)

Net property, plant and equipment	617,851	438,416

Other Assets
Goodwill	1,649,581	1,634,973
Other intangible assets, net	560,276	572,246
Other	271,921	258,064

Total other assets	2,481,778	2,465,283

TOTAL ASSETS	$4,789,794	$4,844,840

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt	$—	$876,000
Accounts payable	162,954	169,296
Income taxes payable	121,663	108,910
Accrued expenses
Employee compensation and related benefits	217,694	204,089
Other	173,896	176,087

Total current liabilities	676,207	1,534,382

Long-term debt	859,376	176,970
Deferred income taxes, net	163,336	157,443
Other liabilities	121,888	93,000

Total liabilities	1,820,807	1,961,795

Commitments and Contingencies (Notes 2 and 5)	—	—

Shareholders’ Equity
Preferred stock	—	—
Common stock (353,932,000 and 367,904,418 shares issued and outstanding at December 30, 2006 and December 31, 2005, respectively)	35,393	36,790
Additional paid-in capital	100,173	514,360
Unearned compensation	—	(5,641)
Retained earnings	2,787,092	2,345,311
Accumulated other comprehensive income (loss):
Cumulative translation adjustment	23,243	(29,231)
Unrealized gain on available-for-sale securities	23,086	21,456

Total shareholders’ equity	2,968,987	2,883,045

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,789,794	$4,844,840

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

	Number of Shares	Amount

Balance at January 4, 2004	346,028,334	$34,602	$18,326	$—	$1,541,887	$6,820	$1,601,635
Comprehensive income:
Net earnings					409,934
Other comprehensive income:							409,934
Unrealized gain on investments, net of taxes of $3,034						4,167	4,167
Foreign currency translation adjustment, net of taxes of $(8,270)						58,097	58,097

Other comprehensive income							62,264

Comprehensive income							472,198

Common stock issued under stock plans and other, net	12,732,359	1,274	144,869				146,143
Tax benefit from stock plans			113,952				113,952

Balance at January 1, 2005	358,760,693	35,876	277,147	—	1,951,821	69,084	2,333,928
Comprehensive income:
Net earnings					393,490		393,490
Other comprehensive income (loss):
Unrealized gain on investments, net of taxes of $3,988						6,223	6,223
Foreign currency translation adjustment, net of taxes of $1,809						(83,082)	(83,082)

Other comprehensive loss							(76,859)

Comprehensive income							316,631

Options assumed in business combinations			21,997	(6,152)			15,845
Stock-based compensation			944	511			1,455
Common stock issued under stock plans and other, net	9,143,725	914	125,199				126,113
Tax benefit from stock plans			89,073				89,073

Balance at December 31, 2005	367,904,418	36,790	514,360	(5,641)	2,345,311	(7,775)	2,883,045
Comprehensive income:
Net earnings					548,251		548,251
Other comprehensive income:
Unrealized gain on investments, net of taxes of $929						1,630	1,630
Foreign currency translation adjustment, net of taxes of $(2,179)						52,474	52,474

Other comprehensive income							54,104

Comprehensive income							602,355

Repurchases of common stock	(18,579,390)	(1,858)	(591,672)		(106,470)		(700,000)
Stock-based compensation			70,402				70,402
Reclassification upon adoption of SFAS 123(R)			(5,641)	5,641			—

Common stock issued under stock plans and other, net	4,606,972	461	76,901				77,362
Tax benefit from stock plans			35,823				35,823

Balance at December 30, 2006	353,932,000	$35,393	$100,173	$—	$2,787,092	$46,329	$2,968,987

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Fiscal Year Ended	December 30, 2006	December 31, 2005	January 1, 2005

OPERATING ACTIVITIES
Net earnings	$548,251	$393,490	$409,934
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	94,002	76,364	68,294
Amortization	72,810	53,845	17,461
Stock-based compensation	70,402	1,455	—
Excess tax benefits from stock-based compensation	(28,577)	—	—
Equity method losses of minority investments, net of income taxes	—	—	1,742
Purchased in-process research and development charges	—	179,174	9,100
Special charges (credits)	34,827	(11,500)	40,883
Deferred income taxes	(10,927)	4,833	(9,340)
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(54,945)	(138,846)	(102,405)
Inventories	(77,444)	(23,695)	(14,209)
Other current assets	(18,329)	11,767	164
Accounts payable and accrued expenses	(29,175)	69,458	25,793
Income taxes payable	47,916	99,968	156,865

Net cash provided by operating activities	648,811	716,313	604,282

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(267,896)	(158,768)	(89,468)
Proceeds from sale of marketable securities	—	153,389	—
Business acquisition payments, net of cash acquired	(38,797)	(1,775,527)	(249,941)
Other	(18,946)	(29,864)	(68,399)

Net cash used in investing activities	(325,639)	(1,810,770)	(407,808)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued	77,362	126,113	146,143
Excess tax benefits from stock-based compensation	28,577	—	—
Common stock repurchased, including related costs	(700,000)	—	—
Net payments under short-term debt facilities	—	—	(11,964)
Issuance (repayment) of convertible debentures	(654,502)	660,000	—
Borrowings under debt facilities	4,949,101	3,377,775	2,285,775
Payments under debt facilities	(4,486,779)	(3,195,718)	(2,409,200)

Net cash provided by (used in) financing activities	(786,241)	968,170	10,754

Effect of currency exchange rate changes on cash and cash equivalents	8,389	(27,185)	19,559

Net increase (decrease) in cash and equivalents	(454,680)	(153,472)	226,787
Cash and cash equivalents at beginning of year	534,568	688,040	461,253

Cash and cash equivalents at end of year	$79,888	$534,568	$688,040

Supplemental Cash Flow Information

Cash paid during the year for:
Interest	$39,746	$9,392	$5,158
Income taxes	$140,799	$124,515	$24,564

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Overview:  St. Jude Medical, Inc. (St. Jude Medical or the Company) develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiac surgery, cardiology and atrial fibrillation therapy areas and implantable neuromodulation devices for the management of chronic pain. The Company’s five operating segments are Cardiac Rhythm Management (CRM), Cardiac Surgery (CS), Neuromodulation (Neuro), Cardiology (CD) and Atrial Fibrillation (AF). Each operating segment focuses on developing and manufacturing products for its respective therapy area. The Company’s principal products in each of these operating segments are as follows: CRM – tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CS – mechanical and tissue heart valves and valve repair products; Neuro – neurostimulation devices; CD – vascular closure devices, guidewires, hemostasis introducers and other interventional cardiology products; and AF – electrophysiology (EP) introducers and catheters, advanced cardiac mapping and navigation systems and ablation systems.

The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company’s products are the United States, Europe and Japan.

Principles of Consolidation:  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year:  The Company utilizes a 52/53-week fiscal year ending on the Saturday nearest December 31. Fiscal years 2006, 2005 and 2004 consisted of 52 weeks and ended on December 30, 2006, December 31, 2005 and January 1, 2005, respectively.

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

Marketable securities:  Marketable securities consist of publicly-traded equity securities that are classified as available-for-sale securities and investments in mutual funds that are classified as trading securities. On the balance sheet, available-for-sale securities and trading securities are classified as other current assets and other assets, respectively.

Available-for-sale securities are recorded at fair market value based upon quoted market prices. Unrealized gains and losses, net of related incomes taxes, are recorded in accumulated other comprehensive income (loss) in shareholders’ equity. The following table summarizes the components of the balance of the Company’s available-for-sale securities (in thousands):

	December 30, 2006	December 31, 2005

Adjusted cost	$15,792	$15,820
Gross unrealized gains	38,036	35,673
Gross unrealized losses	(51)	(413)

Fair value	$53,777	$51,080

Realized gains (losses) from the sale of available-for-sale securities are recorded in other income (expense) and are computed using the specific identification method. During 2005, the Company sold an available-for-sale security for a realized gain of $1.4 million. When the fair value of a security falls below its original cost and the Company determines that the corresponding unrealized loss is other-than-temporary, the Company records an impairment loss to net earnings in the period the determination is made. During 2005 and 2004, the Company recognized impairment losses of $0.6 million and $1.3 million, respectively, on certain available-for-sale securities. The related other comprehensive income (loss) reclassification adjustments for the realized gain and realized losses were not material.

The Company’s investments in mutual funds are recorded at fair market value based upon quoted market prices and are held in a rabbi trust which is not available for general corporate purposes and is subject to creditor claims in the event of insolvency. These investments are specifically designated as available to the Company solely for the purpose of paying benefits under the Company’s deferred compensation plan (see Note 11). The fair value of these investments totaled approximately $106 million at December 30, 2006 and approximately $76 million at December 31, 2005.

Accounts Receivable: The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. The allowance for doubtful accounts was $24.9 million at December 30, 2006 and $33.3 million at December 31, 2005.

Inventories: Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories consist of the following at (in thousands):

	December 30, 2006	December 31, 2005

Finished goods	$315,306	$262,640
Work in process	29,844	34,531
Raw materials	107,662	81,285

	$452,812	$378,456

Property, Plant and Equipment: Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 15 to 39 years for buildings and improvements, three to seven years for machinery and equipment and three to eight years for diagnostic equipment. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from pacemaker and ICD devices. The estimated useful lives of this equipment are based on management’s estimates of its usage by the physicians and healthcare professionals, factoring in new technology platforms and rollouts by the Company. To the extent that the Company experiences changes in the usage of this equipment or introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $156.3 million and $88.6 million at December 30, 2006 and December 31, 2005, respectively. Property, plant and equipment are depreciated using accelerated methods for income tax purposes.

Goodwill and Other Intangible Assets: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist of purchased technology and patents, customer lists and relationships, distribution agreements, trademarks and tradenames and licenses and are amortized on a straight-line basis using lives ranging from 3 to 20 years.

Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has five reporting units at December 31, 2006, consisting of its five operating segments (see Note 12). The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete step 2 in order to measure the impairment loss. In step 2, the Company would calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference.

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

During the fourth quarters of 2006 and 2005, management completed its annual goodwill and other intangible asset impairment reviews with no impairments to the carrying values identified.

Technology License Agreement: The Company has a technology license agreement that provides access to a significant number of patents covering a broad range of technology used in the Company’s pacemaker and ICD systems. The agreement provided for payments through September 2004, at which time the Company was granted a fully paid-up license to the underlying patents which expire at various dates through the year 2014. The costs deferred under this license are recorded on the balance sheet in other assets and are being recognized as an expense over the term of the underlying patents’ lives. The license had a net carrying value of $86.5 million and $109.2 million at December 30, 2006 and December 31, 2005, respectively.

Product Warranties: The Company offers a warranty on various products, the most significant of which relate to pacemaker and ICD systems. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. Changes in the Company’s product warranty liability during fiscal years 2006 and 2005 were as follows (in thousands):

	2006	2005

Balance at beginning of year	$19,897	$13,235
Warranty expense recognized	(1,089)	9,566
Warranty credits issued	(6,026)	(2,904)

Balance at end of year	$12,782	$19,897

Revenue Recognition: The Company sells its products to hospitals primarily through a direct sales force. In certain international markets, the Company sells its products through independent distributors. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. A portion of the Company’s inventory is held by field sales representatives or consigned at hospitals. Revenue is recognized at the time the Company is notified that the inventory has been implanted or used by the customer. For products that are not consigned, revenue recognition occurs upon shipment to the hospital or, in the case of distributors, when title transfers under the contract. The Company offers sales rebates and discounts to certain customers. The Company records such rebates and discounts as a reduction of net sales in the same period revenue is recognized. The Company estimates rebates based on sales terms and historical experience.

Research and Development: Research and development costs are expensed as incurred.

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

Stock-Based Compensation:  Effective January 1, 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with, SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)). The Company elected the modified-prospective method of adopting SFAS No. 123(R), under which prior periods are not retroactively revised. Under the fair value recognition provisions of SFAS No. 123(R), the Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is the vesting period. For the Company, the valuation provisions of SFAS No. 123(R) apply to awards granted after the January 1, 2006 effective date. Stock-based compensation expense for awards granted prior to the effective date but that remain unvested on the effective date is being recognized over the remaining service period using the compensation cost estimated for the SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) pro forma disclosures.

Prior to adopting SFAS No. 123(R) on January 1, 2006, the Company used a graded attribution method, as described in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, to recognize its pro forma stock-based compensation expense. Unrecognized stock-based compensation expense for awards granted prior to the adoption of SFAS No. 123(R) will continue to be recognized under the graded attribution method. Stock-based compensation expense for awards granted after the adoption of SFAS No. 123(R) will be recognized under a straight-line attribution method.

The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting option forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will only be for those awards that vest. The Company’s awards are not eligible to vest early in the event of retirement, however, the majority of the Company’s awards vest early in the event of death, disability or change in control.

The adoption of SFAS No. 123(R) had a material impact on the Company’s consolidated results of operations. The following table presents the statement of earnings impacts of stock-based compensation expense recognized during fiscal year 2006 (in thousands, except per share amounts):

2006

Cost of sales	$5,757
Selling, general and administrative expense	46,986
Research and development expense	17,659

Earnings before taxes	70,402
Net earnings	$49,369

Basic net earnings per share	$0.14
Diluted net earnings per share	$0.13

The following table illustrates the effect on net earnings and net earnings per share for fiscal years 2005 and 2004 if the Company had accounted for its stock-based compensation under the fair value recognition provisions of SFAS No. 123 (in thousands, except per share amounts):

	2005	2004

Net earnings, as reported	$393,490	$409,934

Add: Total stock-based compensation expense included in net earnings, net of related tax effects	902	—
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(45,946)	(50,888)

Pro forma net earnings	$348,446	$359,046

Net earnings per share:
Basic-as reported	$1.08	$1.16
Basic-pro forma	$0.96	$1.02

Diluted-as reported	$1.04	$1.10
Diluted-pro forma	$0.92	$0.98

The adoption of SFAS No. 123(R) also had a material impact on the Company’s presentation of its consolidated statement of cash flows. Prior to the adoption of SFAS No. 123(R), stock option exercise tax benefits in excess of tax benefits from recognized stock-based compensation expense were reported as operating cash flows. Under SFAS No. 123(R), such excess tax benefits are reported as financing cash flows. Although total cash flows under SFAS No. 123(R) remain unchanged from what would have been reported under prior accounting standards, net operating cash flows are reduced and net financing cash flows are increased due to the adoption of SFAS No. 123(R). For fiscal year 2006, there were excess tax benefits of $28.6 million, which are required to be classified as an operating cash outflow and a financing cash inflow. For fiscal year 2005 and fiscal year 2004, there were excess tax benefits of $89.1 million and $114.0 million, respectively, which are classified as an operating cash inflow as part of the change in income taxes payable.

Net Earnings Per Share: Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares during the period, exclusive of restricted shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive securities.

The table below sets forth the computation of basic and diluted net earnings per share for fiscal years 2006, 2005 and 2004 (in thousands, except per share amounts):

	2006	2005	2004

Numerator:
Net earnings	$548,251	$393,490	$409,934

Denominator:
Basic-weighted average shares outstanding	359,252	363,612	353,454
Effect of dilutive securities:
Employee stock options	13,481	15,460	17,525
Restricted shares	97	34	13

Diluted-weighted average shares outstanding	372,830	379,106	370,992

Basic net earnings per share	$1.53	$1.08	$1.16

Diluted net earnings per share	$1.47	$1.04	$1.10

Diluted-weighted average shares outstanding have not been adjusted for certain dilutive securities where the effect of including those securities would not have been dilutive. For 2006, 2005 and 2004, 13.9 million, 4.9 million and 4.8 million potential shares of common stock, respectively, were excluded from the diluted net earnings per share computation because they were not dilutive.

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

New Accounting Pronouncements: In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN No. 48) which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company effective January 1, 2007. The Company does not expect the financial statement impact of adoption to be material.

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

Fiscal Year 2006

Advanced Neuromodulation Systems, Inc. (ANS): During 2006, the Company finalized the purchase price allocation relating to the acquisition of ANS. The impacts of finalizing the purchase price allocation, individually and in the aggregate, were not material. Overall, the Company recorded a $2.9 net million increase to ANS goodwill upon finalization of the purchase accounting.

During 2006, the Company also acquired businesses involved in the distribution of the Company’s products for aggregate cash consideration of $38.8 million which was recorded as other intangible assets.

Fiscal Year 2005

Advanced Neuromodulation Systems, Inc.: On November 29, 2005, the Company completed its acquisition of ANS for $1,353.9 million, which includes closing costs less $5.1 million of cash acquired. The ANS acquisition did not provide for the payment of any contingent consideration. ANS had been publicly traded on the NASDAQ market under the ticker symbol ANSI. ANS designed, developed, manufactured and marketed implantable neuromodulation devices used primarily to manage chronic severe pain. The ANS acquisition expanded the Company’s implantable microelectronics technology programs and provided the Company an immediate presence in the neuromodulation segment of the medical device industry. The Company recorded an IPR&D charge of $107.4 million associated with this transaction.

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

As part of the consideration paid to acquire ANS, the Company granted replacement unvested stock options and restricted stock to ANS employees who had unvested stock options and restricted stock outstanding at the date of acquisition. As a result, the Company recorded $15.8 million of purchase consideration relating to the value of these replacement awards. These awards were valued using the Black-Scholes standard option pricing model. ANS employees are required to render future service in order to vest in the replacement stock options and restricted stock.

The following unaudited pro forma information presents the consolidated results of operations of the Company and ANS as if the acquisition of ANS had occurred as of the beginning of each of the fiscal years presented (in thousands, except per share amounts):

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

Endocardial Solutions, Inc. (ESI): On January 13, 2005, the Company completed its acquisition of ESI for $279.4 million, which includes closing costs less $9.4 million of cash acquired. ESI had been publicly traded on the NASDAQ market under the ticker symbol ECSI. ESI developed, manufactured and marketed the EnSite® system used for the navigation and localization of diagnostic and therapeutic catheters used by physician specialists to diagnose and treat cardiac rhythm disorders. The Company acquired ESI to strengthen its portfolio of products used to treat heart rhythm disorders. The Company recorded an IPR&D charge of $12.4 million associated with this transaction.

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

Velocimed, LLC (Velocimed): On April 6, 2005, the Company completed its acquisition of the businesses of Velocimed for $70.9 million, which includes closing costs less $6.7 million of cash acquired. Velocimed developed and manufactured specialty interventional cardiology devices. The Company acquired Velocimed to strengthen its portfolio of products in the interventional cardiology market. The Company recorded an IPR&D charge of $13.7 million associated with this transaction.

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

Certain funds held in escrow by the Company totaling $5.5 million were released in the fourth quarter of 2006 and recorded as goodwill. Additionally, contingent payments of up to $100 million are due if future revenue targets are met through 2008, and a milestone payment of up to $80 million is tied to U.S. Food and Drug Administration (FDA) approval of the Premere™ patent foramen ovale closure system, with no milestone payment being made if approval occurs after December 31, 2010. All future payments made by the Company will be recorded as additional goodwill.

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

Because Savacor is a development-stage company, the excess of the purchase price over the fair value of the net assets acquired was allocated on a pro-rata basis to the net assets acquired. Accordingly, the majority of the excess purchase price was allocated to IPR&D, the principal asset acquired.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of significant acquisitions made by the Company in fiscal year 2005:

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

During 2005, the Company entered into two additional business combinations for a total purchase price of $14.9 million, net of cash acquired. The Company also acquired businesses involved in the distribution of the Company’s products in 2005 for aggregate cash consideration of $17.8 million which was recorded as other intangible assets.

Fiscal Year 2004

Irvine Biomedical, Inc. (IBI): On October 7, 2004, the Company completed its acquisition of the remaining capital stock of IBI. IBI developed and sold EP catheter products used by physician specialists to diagnose and treat cardiac rhythm disorders. The Company acquired IBI to strengthen its product portfolio of products used to treat heart rhythm disorders. In April 2003, the Company had acquired a minority investment of 14% in IBI through the Company’s acquisition of Getz Bros. Co., Ltd. (Getz Japan). Net consideration paid to acquire the remaining 86% of IBI capital stock was $50.6 million, which includes closing costs less cash acquired. The original investment of $4.5 million was accounted for under the cost method of accounting until the date the remaining shares were purchased. As a result, the Company did not recognize any portion of IBI’s losses during this period. In the fourth quarter of 2004, in accordance with step-acquisition accounting treatment, the Company recorded a $0.8 million charge, net of tax, which represented the portion of IBI’s losses attributable to the Company’s ownership from the date of the purchase of Getz Japan in April 2003 until the final acquisition of IBI in October 2004. This amount was not reflected retroactively to prior periods as it was not material. Net consideration paid for the total acquisition was $54.8 million, which includes closing costs less $5.9 million of cash acquired. The Company recorded an IPR&D charge of $9.1 million in the fourth quarter of 2004 associated with this transaction.

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

Epicor, Inc. (Epicor): On June 8, 2004, the Company completed its acquisition of the remaining capital stock of Epicor. Epicor developed products which use high intensity focused ultrasound (HIFU) to ablate cardiac tissue. The Company acquired Epicor to strengthen its product portfolio related to the treatment of atrial fibrillation. In May 2003, the Company had made an initial $15.0 million minority investment in Epicor and acquired an option to purchase the remaining ownership of Epicor prior to June 30, 2004 for $185.0 million. Pursuant to the option, the Company paid $185.0 million in cash to acquire the remaining outstanding capital stock of Epicor on June 8, 2004. The original investment was accounted for under the cost method of accounting until the date the remaining shares were purchased. As a result, the Company did not recognize any portion of Epicor’s losses during this period. At the date of the subsequent acquisition, in accordance with step-acquisition treatment, the Company’s historical financial statements were adjusted retroactively to reflect the portion of Epicor’s operating losses attributable to the Company’s ownership from the date of the original investment until the final purchase and the Company’s portion of IPR&D that would have been recognized as of the date of the original investment. These amounts totaled $3.6 million, net of tax, for the period described, and were recognized in other income (expense). Net consideration paid for the total acquisition was $198.0 million, which includes closing costs less $2.4 million of cash acquired.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of significant acquisitions made by the Company in fiscal year 2004:

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

During 2004, the Company also acquired businesses involved in the distribution of the Company’s products for aggregate cash consideration of $21.8 million which was recorded as other intangible assets.

Minority Investments

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

Contingent Consideration Payments

Irvine Biomedical, Inc.: In December 2005, the Company paid $4.8 million of contingent purchase consideration to the applicable non-St. Jude Medical shareholders of IBI. This contingent payment, which was recorded as goodwill, was earned as a result of IBI receiving FDA approval of the IBI-1500T6 Cardiac Ablation Generator and Therapy™ Dual-8™ ablation catheters prior to a milestone date. These devices are part of an ablation system in which the catheters are connected to a generator which delivers radiofrequency or ultrasound energy through the catheter to create lesions through ablation of cardiac tissue. In addition, the purchase agreement provides for additional contingent purchase consideration of up to $3.8 million to the non-St. Jude Medical shareholders if IBI receives FDA approval by certain specified dates in 2007 of other certain EP catheter ablation systems currently in development. All future payments will be recorded as additional goodwill.

NOTE 3 – GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for each of the Company’s reportable segments for the fiscal years ended December 30, 2006 and December 31, 2005 are as follows (in thousands):

	CRM/CS/Neuro	CD/AF	Total

Balance at January 1, 2005	$358,020	$235,779	$593,799
Foreign currency translation	(14,347)	(124)	(14,471)
ESI	—	201,511	201,511
Velocimed	—	8,223	8,223
ANS	826,698	—	826,698
IBI	—	4,833	4,833
Other	14,041	339	14,380

Balance at December 31, 2005	$1,184,412	$450,561	$1,634,973
Foreign currency translation	5,984	200	6,184
Velocimed	—	5,457	5,457
ANS	2,870	—	2,870
Other	—	97	97

Balance at December 30, 2006	$1,193,266	$456,315	$1,649,581

The following table provides the gross carrying amount of other intangible assets and related accumulated amortization (in thousands):

	December 30, 2006		December 31, 2005

	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Amortized intangible assets:
Purchased technology and patents	$472,874	$70,422	$474,994	$41,402
Customer lists and relationships	140,061	34,963	98,282	23,009
Distribution agreements	41,986	15,683	42,164	11,486
Trademarks and tradenames	23,300	1,682	23,300	129
Licenses and other	7,348	2,543	7,184	1,765

	$685,569	$125,293	$645,924	$77,791

Indefinite intangible assets:
Trademarks	$—		$4,113

Amortization expense of other intangible assets was $50.1 million, $30.1 million and $17.5 million for the fiscal years 2006, 2005 and 2004, respectively. As discussed in Note 8, during the third quarter of 2006, the Company decided to discontinue the use of the Getz trademarks in Japan, and therefore wrote off the trademarks indefinite-lived intangible asset that the Company acquired in connection with the 2003 acquisition of Getz Japan.

The below table presents expected future amortization expense for other intangible assets. Actual amounts of amortization expense may differ due to additional intangible assets acquired and foreign currency translation impacts. Expected future amortization expense for other intangible assets is as follows (in thousands):

	2007	2008	2009	2010	2011	After 2011

Amortization expense	$52,501	$52,497	$51,942	$49,667	$49,286	$304,383

NOTE 4 – DEBT

The Company’s long-term debt consisted of the following (in thousands):

	December 30, 2006	December 31, 2005

Commercial paper borrowings	$678,350	$216,000
1.02% Yen-denominated notes	175,523	176,937
2.80% Convertible Senior Debentures	5,498	660,000
Other	5	33

Total long-term debt	$859,376	$1,052,970
Less: current portion of long-term debt	—	876,000

Long-term debt	$859,376	$176,970

Commercial paper borrowings: The Company’s commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. The Company had outstanding commercial paper borrowings of $678.4 million at December 30, 2006 and $216.0 million at December 31, 2005 bearing weighted average effective interest rates of 5.4% and 4.2%, respectively. Any future commercial paper borrowings would bear interest at the applicable current market rates.

The Company normally classifies all of its commercial paper borrowings as long-term debt as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed credit facility. Because the Company repaid its December 31, 2005 commercial paper balance in January 2006, the Company classified the December 31, 2005 balance as current portion of long-term debt.

1.02% Yen-denominated notes: In May 2003, the Company issued 7-year, 1.02% unsecured notes totaling 20.9 billion Yen, or $175.5 at December 30, 2006 and $176.9 million at December 31, 2005, respectively. Interest payments are required on a semi-annual basis and the entire principal balance is due in May 2010.

2.80% Convertible Senior Debentures: In December 2005, the Company issued $660.0 million aggregate principal amount of 30-year 2.80% Convertible Senior Debentures (Convertible Debentures). The Company has the right to redeem some or all of the Convertible Debentures for cash at any time. Interest on the Convertible Debentures is payable on June 15 and December 15 of each year. Contingent interest of 0.25% is payable in certain circumstances. Holders of the Convertible Debentures can require the Company to repurchase for cash some or all of the Convertible Debentures on December 15 in the years 2006, 2008, 2010, 2015, 2020, 2025 and 2030. In December 2006, holders required the Company to repurchase $654.5 million of the Convertible Debentures for cash. $5.5 million aggregate principal amount of the Convertible Debentures remains outstanding as of December 30, 2006. The remaining holders may convert each of the $1,000 principal amount of the Convertible Debentures into 15.5009 shares of the Company’s common stock (an initial conversion price of approximately $64.51), subject to certain adjustments, under certain circumstances. Upon conversion, the Company is required to satisfy 100% of the principal amount of the Convertible Debentures solely in cash, with any amounts above the principal amount to be satisfied in shares of the Company’s common stock. The total number of contingently issuable shares that could be issued to satisfy conversion of the remaining $5.5 million aggregate principal amount of the Convertible Debentures is not material.

Credit facilities: In December 2006, the Company entered into a 5-year, $1.0 billion committed credit facility that it may draw on for general corporate purposes and to support its commercial paper program. Borrowings bear interest at the United States Dollar London InterBank Offered Rate (LIBOR) plus 0.27%, or in the event over half of the facility is drawn on, LIBOR plus 0.32%. The interest rate is subject to adjustment in the event of a change in the Company’s credit ratings. The Company has the option for borrowings to bear interest at a base rate, as further-described in the facility agreement. This credit facility replaced a $350.0 million credit facility that was scheduled to expire in September 2008 and a $400.0 million credit facility that was scheduled to expire in September 2009. There were no outstanding borrowings under any of these credit facilities during fiscal years 2006 or 2005.

In January 2007, the Company obtained an additional 3-month $700.0 million liquidity facility, of which $300.0 million was utilized as of February 16, 2007. Borrowings under this liquidity facility have been used to finance share repurchases made in 2007. Any borrowings under this liquidity facility bear interest at LIBOR plus 0.35%, or in the event over half the facility is drawn on, LIBOR plus 0.40%, in each case subject to adjustment upon the occurrence of an event of default.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various facilities and equipment under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $24.6 million in 2007; $18.4 million in 2008; $14.0 million in 2009; $13.1 million in 2010; $7.9 million in 2011; and $10.6 million in years thereafter. Rent expense under all operating leases was $24.6 million, $23.0 million and $17.3 million in 2006, 2005 and 2004, respectively.

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

Subsequent to the Company’s voluntary field action, the Company has been sued in various jurisdictions by some patients who received a product with Silzone® coating and, as of February 16, 2007, such cases are pending in the United States, Canada, United Kingdom and France. Some of these claimants allege bodily injuries as a result of an explant or other complications, which they attribute to Silzone®-coated products. Others, who have not had their Silzone®-coated heart valve explanted, seek compensation for past and future costs of special monitoring they allege they need over and above the medical monitoring all replacement heart valve patients receive. Some of the lawsuits seeking the cost of monitoring have been initiated by patients who are asymptomatic and who have no apparent clinical injury to date. The Company has vigorously defended against the claims that have been asserted and expects to continue to do so with respect to any remaining claims.

In 2001, the U.S. Judicial Panel on Multi-District Litigation (MDL) ruled that certain lawsuits filed in U.S. federal district court involving products with Silzone® coating should be part of MDL proceedings under the supervision of U.S. District Court Judge John Tunheim in Minnesota (the District Court). As a result, actions in federal court involving products with Silzone® coating have been and will likely continue to be transferred to Judge Tunheim for coordinated or consolidated pretrial proceedings.

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

After briefing and oral argument by the parties, the District Court issued its further ruling on class certification issues on October 13, 2006. At that time, the District Court granted plaintiffs’ renewed motion to certify a nationwide consumer protection class under Minnesota’s consumer protection statutes and the Private Attorney General Act. The Company sought appellate review of the District Court’s October 13, 2006 decision, and on November 7, 2006, the Eighth Circuit agreed to conduct a review of the District Court’s decision. The parties are in the process of submitting briefs to the Eighth Circuit pursuant to a scheduling order it issued.

In addition to the purported class action before the District Court, as of February 16, 2007, there were 17individual Silzone® cases initiated in various federal courts which were pending before the District Court. Plaintiffs in those cases are requesting damages ranging from $10 thousand to $120.5 million and, in some cases, seeking an unspecified amount. The first individual complaint that was transferred to the MDL court was served upon the Company on November 28, 2000, and the most recent individual complaint that was transferred to the MDL court was served upon the Company on November 9, 2006. These cases, which are consolidated before the District Court, are proceeding in accordance with the scheduling orders the District Court has rendered.

There are 19 individual state court suits concerning Silzone®-coated products pending as of February 16, 2007, involving 22 patients. These cases are venued in Florida, Minnesota, Missouri, Nevada, Pennsylvania and Texas. The first individual state court complaint was served upon the Company on March 1, 2000, and the most recent individual state court complaint was served upon the Company on November 9, 2006. The complaints in these state court cases request damages ranging from $10 thousand to $100 thousand and, in some cases, seek an unspecified amount. These state court cases are proceeding in accordance with the orders issued by the judges in those matters.

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

There are also four class-action cases and one individual case pending against the Company in Canada. In one such case in Ontario, the court certified that a class action may proceed involving Silzone® patients. The Company’s request for leave to appeal the rulings on certification was rejected, and the trial of the initial phase of this matter is now scheduled for September 2007. A second case seeking class action in Ontario has been stayed pending resolution of the other Ontario action, and a case seeking class action in British Columbia is also proceeding but is in its early stages. A court in the Province of Quebec has certified a class action, and that matter is proceeding in accordance with the orders in that court. Additionally, on December 22, 2005, the Company was served with a lawsuit by the Quebec Provincial health insurer. The lawsuit asserts a subrogation right to recover the cost of insured services furnished or to be furnished to class members in the class action pending in Quebec. The complaints in these cases each request damages ranging from 1.5 million to 2.0 billion Canadian Dollars (the equivalent to $1.3 million to $1.8 billion at December 30, 2006).

In the United Kingdom, one case involving one plaintiff is pending as of February 16, 2007. The Particulars of Claim in this case were served on July 13, 2004. The plaintiff in this case requests damages of 0.2 million British Pounds (the equivalent to $0.4 million at December 30, 2006).

In Ireland, one case involving one plaintiff was withdrawn in the third quarter of 2006. The complaint in this case had been originally served on December 30, 2004, and had sought an unspecified amount in damages.

In France, one case involving one plaintiff is pending as of February 16, 2007. It was initiated by way of an Injunctive Summons to Appear that was served on November 8, 2004, and requests damages in excess of 3 million Euros (the equivalent to $3.9 million at December 30, 2006).

The Company is not aware of any unasserted claims related to Silzone®-coated products. Company management believes that the final resolution of the Silzone® cases will take several years.

The Company has recorded an accrual for probable legal costs that it will incur to defend the various cases involving Silzone®-coated products, and the Company has recorded a receivable from its product liability insurance carriers for amounts expected to be recovered. The Company has not accrued for any amounts associated with settlements or judgments because management cannot reasonably estimate such amounts. Any Silzone® litigation settlement or judgment reserve established by the Company is not based on the amount of the claims because, based on the Company’s experience in these types of cases, the amount ultimately paid, if any, often does not bear any relationship to the amount claimed by the plaintiffs and is often significantly less than the amount claimed. Furthermore, management expects that no significant claims will ultimately be allowed to proceed as class actions in the United States and, therefore, that all settlements and judgments will be covered under the Company’s product liability insurance, subject to the insurance companies’ performance under the policies, which is discussed below. As such, management expects that any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered by the Company’s product liability insurance policies or existing reserves will not have a material adverse effect on the Company’s consolidated financial position, although such costs may be material to the Company’s consolidated earnings and cash flows of a future period.

A summary of the activity relating to the Silzone® litigation reserve for the fiscal years ended December 30, 2006 and December 31, is as follows (in thousands):

Legal and monitoring costs

Balance at January 1, 2005	$26,435

Accrued costs	9,800
Cash payments	(1,328)

Balance at December 31, 2005	34,907

Accrued costs	7,000
Cash payments	(2,413)

Balance at December 30, 2006	$39,494

The Company records insurance receivables for amounts related to probable future legal costs associated with the Silzone® litigation that are expected to be reimbursable by the Company’s insurance carriers. In 2006 and 2005, the Company determined that the Silzone® reserves should be increased by $7.0 million and $9.8 million, respectively, as a result of an increase in management’s estimate of the probable future legal costs that would be incurred. The Company also increased the receivable from the Company’s insurance carriers as the Company expects such costs to be reimbursable by the Company’s insurance carriers. At December 30, 2006 and December 31, 2005, the Company’s receivables from insurance carriers were $30.6 million and $24.1 million, respectively.

The Company’s remaining product liability insurance ($120.8 million at February 16, 2007) for Silzone® claims consists of a number of layers, each of which is covered by one or more insurance companies. Part of the Company’s final layer of insurance ($20 million of the final $50 million layer) is covered by Lumberman’s Mutual Casualty Insurance, a unit of the Kemper Insurance Companies (collectively referred to as Kemper). Prior to being no longer rated by A.M. Best, Kemper’s financial strength rating was downgraded to a “D” (poor). Kemper is currently in “run off,” which means that it is not issuing new policies and is, therefore, not generating any new revenue that could be used to cover claims made under previously-issued policies. In the event Kemper is unable to pay claims directed to it, the Company believes the other insurance carriers in the final layer of insurance will take the position that the Company will be directly liable for any claims and costs that Kemper is unable to pay. It is possible that Silzone® costs and expenses will reach the limit of the final Kemper layer of insurance coverage, and it is possible that Kemper will be unable to meet its full obligations to the Company. If this were to happen, the Company could incur expense of up to approximately $20 million. The Company has not accrued for any such losses as potential losses are possible, but not estimable, at this time.

Symmetry™ Bypass System Aortic Connector (Symmetry™ device) Litigation: The Company has been sued in various jurisdictions by claimants who allege that the Company’s Symmetry™ device caused bodily injury or might cause bodily injury. The Company’s Symmetry™ device was cleared through a 510(K) submission to the U.S. Food and Drug Administration (FDA), and therefore, the Company is unable to rely on a defense under the doctrine of federal preemption that such suits are prohibited. Given the Company’s self-insured retention levels under its product liability insurance policies, the Company expects that it will be solely responsible for these lawsuits, including any costs of defense, settlements and judgments.

Since August 2003, when the first lawsuit involving the Symmetry™ device was filed against the Company, through February 16, 2007, the Company has resolved the claims involving approximately 90% of the plaintiffs that have initiated lawsuits against the Company involving the Symmetry™ device. As of February 16, 2007, all but four of the lawsuits which allege that the Symmetry™ device caused bodily injury or might cause bodily injury have been resolved. All of the unresolved cases involving the Symmetry™ device are pending in state court in Minnesota. The first of the unresolved cases involving the Symmetry™ device was commenced against the Company on June 17, 2004, and the most recently initiated unresolved case was commenced against the Company on January 17, 2007. Each of the complaints in these unresolved cases request damages in excess of $50 thousand. In addition to this litigation, some persons have made claims against the Company involving the Symmetry™ device without filing a lawsuit, although, as with the lawsuits, the vast majority of the claims that the Company has been made aware of as of February 16, 2007 have been resolved.

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

Guidant 1996 Patent Litigation: In November 1996, Guidant Corporation (Guidant), which became a subsidiary of Boston Scientific Corporation in 2006, sued the Company in federal district court for the Southern District of Indiana alleging that the Company did not have a license to certain patents controlled by Guidant covering ICD products and alleging that the Company was infringing those patents. The Company’s contention was that it had obtained a license from Guidant to the patents at issue when it acquired certain assets of Telectronics in November 1996. In July 2000, an arbitrator rejected the Company’s position, and in May 2001, a federal district court judge also ruled that the Guidant patent license with Telectronics had not transferred to the Company.

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

On August 31, 2004, a three judge panel of the Court of Appeals for the Federal Circuit (CAFC) issued a ruling on Guidant’s appeal of the trial court decision concerning the ‘288 patent. The CAFC reversed the decision of the trial court judge that the ‘288 patent was invalid. The CAFC also ruled that the trial judge’s claim construction of the ‘288 patent was incorrect and, therefore, the jury’s verdict of non-infringement was set aside. Guidant’s request to transfer the $140.0 million to the ‘288 patent was rejected. The CAFC also ruled on other issues that were raised by the parties. The Company’s request for re-hearing of the matter by the panel and the entire CAFC court was rejected.

The case was returned to the district court in Indiana in November 2004, but since that time, further appellate activity has occurred. In this regard, the U.S. Supreme Court rejected the Company’s request that it review certain aspects of the CAFC decision. In addition, further appellate review has occurred after Guidant brought motion in the district court seeking to have a new judge assigned to handle the case in lieu of the judge that oversaw the prior trial. On a motion for reconsideration, the judge reversed his initial decision in response to Guidant’s motion and agreed to have the case reassigned to a new judge but also certified the issue to the CAFC. On July 20, 2005, the CAFC ruled that the original judge should continue with the case. A hearing on claims construction issues and various motions for summary judgment brought by both parties was held on December 20, 2005, and the district court issued rulings on claims construction and in response to some of the motions for summary judgment on March 1, 2006. In response to the district court ruling, on March 21, 2006, Guidant filed a special request with the CAFC to appeal certain of the March 1, 2006 rulings, or to clarify the August 31, 2005 CAFC decision. The Company filed responses to these filings and on June 2, 2006, the CAFC rejected Guidant’s special request for an appeal. Pursuant to a recent order of the district court, this matter is presently set for trial in April 2007, and it is otherwise proceeding in accordance with the deadlines established by the district court.

The ‘288 patent expired in December 2003. Accordingly, the final outcome of the lawsuit involving the ‘288 patent cannot result in an injunction precluding the Company from selling ICD products in the future. Sales of the Company’s ICD products which Guidant asserts infringed the ‘288 patent were approximately 18% and 16% of the Company’s consolidated net sales during the fiscal years 2003 and 2002, respectively.

On July 30, 2006, in exchange for the Company agreeing not to pursue the recovery of attorneys’ fees or assert certain claims and defenses, Guidant agreed that it would not seek to recover lost profits in the case, that the maximum royalty rate that it would seek for any patents found to be infringed by the Company would not exceed 3% of net sales, and that it would not seek prejudgment interest. These agreements have the effect of limiting the Company’s financial exposure. However, any potential losses arising from any legal settlements or judgments could be material to the Company’s consolidated earnings, financial position and cash flows. The Company has not accrued any amounts for legal settlements or judgments related to the Guidant 1996 patent litigation. Although the Company believes that the assertions and claims in the Guidant 1996 patent litigation are without merit, potential losses arising from any legal settlements or judgments are possible, but not estimable, at this time.

Guidant 2004 Patent Litigation: In February 2004, Guidant sued the Company in federal district court in Delaware alleging that the Company’s Epic® HF ICD, Atlas®+ HF ICD and Frontier™ devices infringe U.S Patent No. RE 38,119E (the ‘119 patent). On January 6, 2006, the district court ruled against the Company in response to a motion for summary judgment it had filed with the district court in June 2005. The Company and Guidant have filed additional summary judgment motions and provided the district court with briefs on claims construction which have yet to be ruled upon by the district court. Pursuant to a recent order of the district court, this matter is presently set for trial in August 2007, and it is otherwise proceeding in accordance with deadlines established by the district court.

A competitor of the Company, Medtronic, Inc., which has a license to the ‘119 patent, contended in a separate lawsuit with Guidant in the same district court that the ‘119 patent was invalid. In July 2005, the district court ruled against Medtronic’s claim of invalidity, and in October 2006, the CAFC upheld the district court’s ruling against Medtronic’s claim of invalidity. By agreement with Guidant, in the initial case involving the ‘119 patent, Medtronic had presented limited arguments of invalidity in its case and did not address infringement. As it proceeds with this case against Guidant, the Company expects to assert invalidity arguments that were not made by Medtronic in its initial case involving the ‘119 patent and also defend against Guidant’s claims of patent infringement.

On July 30, 2006, in exchange for the Company agreeing not to pursue the recovery of attorneys’ fees or assert certain defenses, Guidant agreed that it would not seek to recover lost profits in the case, that the maximum royalty rate that it would seek for any patents found to be infringed by the Company would not exceed 3% of net sales, that it would not seek prejudgment interest, and that it would not pursue an injunction against the Company until all appeals have been exhausted and any judgment of infringement is final and no longer can be appealed. These agreements have the effect of limiting the Company’s financial and operational exposure. However, any potential losses arising from any legal settlements or judgments could be material to the Company’s consolidated earnings, financial position and cash flows. The Company has not accrued any amounts for legal settlements or judgments related to the outstanding Guidant 2004 patent litigation. Although the Company believes that the assertions and claims in the outstanding Guidant 2004 patent litigation are without merit, potential losses arising from any legal settlements or judgments are possible, but not estimable, at this time.

Guidant also sued the Company in February 2004 alleging that the Company’s QuickSite® 1056K pacing lead infringes U.S. Patent No. 5,755,766 (the ‘766 patent). This second suit was initiated in federal district court in Minnesota. Guidant later amended its complaint to allege that the QuickSite® 1056K and the QuickSite® 1056T pacing leads infringe U.S. Patent No. 6,901,288, as well as the ‘766 patent. The parties settled this suit on July 30, 2006 and agreed to a patent cross-license involving the parties’ cardiac rhythm management patent portfolios.

Advanced Bionics Patent Litigation: On July 30, 2006, the Company settled the litigation between its subsidiary, ANS, and Advanced Bionics, a subsidiary of Boston Scientific Corporation. That litigation involved patent infringement claims by both parties. In connection with the settlement, the parties agreed to a cross-license of certain patents related to neuromodulation.

Securities Class Action Litigation: In April and May 2006, five shareholders, each purporting to act on behalf of a class of purchasers during the period January 25 through April 4, 2006 (the Class Period), separately sued the Company and certain of its officers in federal district court in Minnesota alleging that the Company made materially false and misleading statements during the Class Period relating to financial performance, projected earnings guidance and projected sales of ICDs. The complaints, which all seek unspecified damages and other relief, as well as attorneys’ fees, have all been consolidated. In an August 24, 2006 ruling, lead plaintiffs were appointed by the district court. The plaintiffs filed their amended complaint on October 24, 2006, the Company filed a motion to dismiss on November 22, 2006 and the district court has not yet ruled on the motions. Arguments regarding the motion to dismiss are scheduled for February 26, 2007. The Company intends to vigorously defend against the claims asserted in these actions. The Company’s directors and officers liability insurance provide $75 million of insurance coverage for the Company, the officers and the directors, after a $15 million self-insured retention level has been reached.

On February 2, 2007, a derivative action was filed in state court in Minnesota which purports to bring claims belonging to the Company against the Company’s Board of Directors and various officers and former officers for alleged malfeasance in the management of the Company. The defendants’ response is due March 7, 2007.

Additionally, the Company’s subsidiary, ANS, had outstanding securities class action legal proceedings. In late May 2005, the U.S. District Court for the Eastern District of Texas, Sherman Division, granted an order consolidating three previously filed cases which sought class action status for claims asserted against ANS and certain of the individuals who were serving as ANS’s officers and directors at that time (the ANS Class Action Litigation), on behalf of purchasers of ANS securities between April 24, 2003 and February 16, 2005. On October 6, 2006, the parties entered into a settlement agreement to resolve the ANS Class Action Litigation and this settlement was approved by the federal magistrate on January 31, 2007. The final order is expected to be signed by the federal district judge in February 2007. ANS’s directors and officers liability insurance policy covers the amount of the settlement agreed to by the parties.

Other Litigation and Governmental Investigation Matters: The Company has been named in the report of the Independent Inquiry Committee into the United Nations (U.N.) Oil-For-Food Programme as having made payments to the Iraqi government in connection with certain product sales made by the Company to Iraq under the U.N. Oil-For-Food Programme in 2001, 2002 and 2003. The Company is investigating the allegations. In February 2006, the Company received a subpoena from the Securities and Exchange Commission (SEC) requesting the Company to produce documents concerning transactions under the U.N. Oil-for-Food Programme. The Company is cooperating with the SEC’s request.

In late January 2005, ANS received a subpoena from the U.S. Department of Health and Human Services, Office of the Inspector General (OIG) requesting documents related to certain of its sales and marketing, reimbursement, Medicare and Medicaid billing, and other business practices of ANS. The Company has produced the requested documents and has implemented a compliance program at ANS to ensure its sales and marketing practices comply with applicable law.

In October 2005, the U.S. Department of Justice, acting through the U.S. Attorney’s office in Boston, commenced an industry-wide investigation into whether the provision of payments and/or services by makers of implantable cardiac rhythm devices to doctors or other persons constitutes improper inducements under the federal health care program anti-kickback law. As part of this investigation, the Company received a civil subpoena from the U.S. Attorney’s office in Boston requesting documents on the Company’s practices related to pacemakers, ICDs, lead systems and related products marketed by our CRM segment during the period from January 2000 to date. The Company understands that its principal competitors in the CRM therapy areas received similar civil subpoenas. The Company received an additional subpoena from the U.S. Attorney’s office in Boston in September 2006, requesting documents related to certain employee expense reports and certain pacemaker and ICD purchasing arrangements for the period from January 2002 to date.

On January 16, 2007, the French Conseil de la Concurrence (one of the bodies responsible for the enforcement of antitrust/competition law in France) issued a Statement of Objections alleging that the Company had agreed with the four other main suppliers of ICDs in France to collectively refrain from responding to a 2001 tender for ICDs conducted by a group of 17 University Hospital Centers in France. This alleged collusion is said to be contrary to the French Commercial Code and Article 81 of the European Community Treaty. If the allegations contained in the Statement of Objections are upheld, the most likely outcome is that the Company’s French subsidiary will become liable to pay a civil fine. It is too early in the proceedings to estimate the likely amount of any fine that may be payable. The Company is in the process of evaluating this matter.

The Company is also involved in various other product liability lawsuits, claims and proceedings that arise in the ordinary course of business.

NOTE 6 – SHAREHOLDERS’ EQUITY

Capital Stock: The Company’s authorized capital consists of 25 million shares of $1.00 per share par value preferred stock and 500 million shares of $0.10 per share par value common stock. The Company has designated 1.1 million of the authorized preferred shares as a Series B Junior Preferred Stock for its shareholder rights plan (see Shareholders’ Rights Plan below for further discussion). There were no shares of preferred stock issued or outstanding during 2006, 2005 or 2004.

Shareholders’ Rights Plan: The Company has a shareholder rights plan that entitles shareholders to purchase one-tenth of a share of Series B Junior Preferred Stock at a stated price, or to purchase either the Company’s shares or shares of an acquiring entity at half their market value, upon the occurrence of certain events which result in a change in control, as defined by the Plan. The rights related to this plan expire in July 2007.

Share Repurchases: On April 18, 2006, the Company’s Board of Directors authorized a share repurchase program of up to $700.0 million of the Company’s outstanding common stock. The $700.0 million share repurchase program replaced an earlier share repurchase program, under which the Company was authorized to repurchase up to $300.0 million of its outstanding common stock. No stock had been repurchased under the earlier program. The Company began making share repurchases on April 21, 2006, and as of May 26, 2006, had repurchased the maximum amount authorized by the Board of Directors under the repurchase program. The Company repurchased 18.6 million shares for a total of $700.0 million, which was recorded as a $593.5 million aggregate reduction of common stock and additional paid-in capital and a $106.5 million reduction in retained earnings.

On January 25, 2007, the Company’s Board of Directors authorized a new share repurchase program of up to $1.0 billion of the Company’s outstanding common stock. The Company began making share repurchases on January 29, 2007, and as of February 16, 2007, 12.9 million shares had been repurchased for approximately $546 million.

NOTE 7 – STOCK-BASED COMPENSATION

Stock Compensation Plans

The Company’s stock compensation plans provide for the issuance of stock-based awards, such as restricted stock or stock options, to directors, officers, employees and consultants. Stock option awards under these plans generally have an eight to ten year life, an exercise price equal to the fair market value on the date of grant and a four-year vesting term. Restricted stock awards under these plans generally vest over a four-year period. During the vesting period, ownership of the shares cannot be transferred. Restricted stock is considered issued and outstanding at the grant date and has the same dividend and voting rights as other common stock. Directors can elect to receive half or all of their annual retainer in the form of a restricted stock grant with a six-month vesting term. At December 30, 2006, the Company had 2.8 million shares of common stock available for grant under these plans of which, 0.1 million are available for restricted stock award grants.

The Company also has an Employee Stock Purchase Savings Plan (ESPP) that allows participating employees to purchase newly issued shares of the Company’s common stock at a discount through payroll deductions. The ESPP consists of a 12-month offering period whereby employees can purchase shares at 85% of the market value at either the beginning of the offering period or the end of the offering period, whichever price is lower. The maximum number of shares that employees can purchase is established at the beginning of the offering period. Employees purchased 0.5 million, 0.6 million and 0.6 million shares in 2006, 2005 and 2004, respectively. At December 30, 2006, 0.8 million shares of common stock were available for purchase under the ESPP.

Valuation Assumptions

The Company uses the Black-Scholes standard option pricing model (Black-Scholes model) to determine the fair value of stock options and ESPP purchase rights. The determination of the fair value of the awards on the date of grant using the Black-Scholes model is affected by the Company’s stock price as well as assumptions of other variables, including projected employee stock option exercise behaviors, risk-free interest rate, expected volatility of the Company’s stock price in future periods and expected dividend yield. The weighted average fair values of ESPP purchase rights granted to employees during fiscal years 2006, 2005 and 2004 were $10.12, $12.38 and $8.70, respectively. The fair value of restricted stock is based on the Company’s closing stock price on the date of grant. The weighted average fair values of restricted stock granted during fiscal years 2006, 2005 and 2004 were $34.04, $47.85 and $37.62, respectively.

The following table provides the weighted average fair value of stock options granted to employees during fiscal years 2006, 2005 and 2004 and the related weighted average assumptions used in the Black-Scholes model:

	2006	2005	2004

Fair value of options granted	$11.23	$14.71	$12.79

Assumptions used:
Expected life (years)	4.1	4.4	4.8
Risk-free interest rate	4.5%	4.4%	3.5%
Volatility	27.8%	26.1%	29.0%
Dividend yield	0%	0%	0%

Expected life: The Company analyzes historical employee exercise and termination data to estimate the expected life assumption. For determining the fair value of stock options under SFAS No. 123(R), the Company uses different expected lives for the general employee population and officers and directors. In preparing to adopt SFAS No. 123(R), the Company examined its historical pattern of stock option exercises to determine if there was a discernable pattern as to how different classes of employees exercised their stock options. The Company’s analysis showed that officers and directors held their stock options for a longer period of time before exercising compared to the rest of the employee population. Prior to adopting SFAS No. 123(R), the Company used the entire employee population for estimating the expected life assumptions.

Risk-free interest rate: The rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected life of the options.

Volatility: The Company estimates the expected volatility of its common stock by using the implied volatility in market traded options in accordance with SEC Staff Accounting Bulletin (SAB) No. 107, Share-Based Payment, which expressed the views of the SEC staff regarding the application of SFAS No. 123(R). The Company’s decision to use implied volatility was based on the availability of actively traded options for the Company’s common stock and the Company’s assessment that implied volatility is more representative of future stock price trends than the historical volatility of the Company’s common stock. Prior to adopting SFAS No. 123(R), the Company used historical volatility to determine the expected volatility.

Dividend yield: The Company does not anticipate paying any cash dividends in the foreseeable future and therefore a dividend yield of zero is assumed.

Stock Option and Restricted Stock Activity

The following table summarizes stock option activity under all stock compensation plans, including options assumed in connection with acquisitions, during the fiscal year ended December 30, 2006:

	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (years)	Aggregate Instrinsic Value (in thousands)

Outstanding at December 31, 2005	45,887	$23.34
Granted	5,243	37.94
Canceled	(1,118)	37.81
Exercised	(4,110)	14.98

Outsanding at December 30, 2006	45,902	$25.40	4.3	$603,140

Vested or expected to vest at December 30, 2006	43,813	$24.64	4.2	$602,131

Exercisable at December 30, 2006	33,274	$19.71	3.4	$588,041

The aggregate intrinsic value of options outstanding and options exercisable is based on the Company’s closing stock price on the last trading day of the fiscal year for in-the-money options. The total intrinsic value of options exercised during fiscal years 2006, 2005 and 2004 was $105.6 million, $252.4 million and $313.3 million, respectively.

The following table summarizes restricted stock activity under all stock compensation plans, including restricted stock assumed in connection with acquisitions, during the year ended December 30, 2006:

	Restricted Stock (in thousands)	Weighted Average Grant Price

Unvested balance at December 31, 2005	222	$47.79
Granted	14	34.04
Vested	(16)	35.90
Canceled	(10)	46.56

Unvested balance at December 30, 2006	210	$47.88

In connection with the acquisition of ANS in November 2005, the Company granted replacement unvested stock options and replacement unvested restricted stock to ANS employees who had unvested stock options and unvested restricted stock outstanding at the date of acquisition. ANS employees are required to render future service in order to vest in the replacement stock options and restricted stock. The Company issued 790,737 replacement St. Jude Medical stock options having a weighted average exercise price of $24.00, which vest over one- to four-year periods. The fair values of the replacement stock options were determined on the replacement grant date using the Black-Scholes model. The weighted average fair value of the replacement stock options was $27.79. Additionally, the Company issued 209,364 shares of replacement St. Jude Medical restricted stock at a weighted average grant price of $48.17, which vest over a four year period. Included in the $70.4 million of total pre-tax stock-based compensation expense recognized for 2006, is $9.4 million of expense relating to these ANS replacement awards, respectively.

At December 30, 2006, there was $93.7 million of total unrecognized stock-based compensation expense, adjusted for estimated forfeitures, which is expected to be recognized over a weighted average period of 1.7 years and will be adjusted for any future changes in estimated forfeitures. Included in total unrecognized stock-based compensation expense is $6.9 million related to replacement awards that the Company issued in connection with the acquisition of ANS, which is expected to be recognized over a weighted average period of 1.2 years.

NOTE 8 – PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D) AND SPECIAL CHARGES (CREDITS)

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

Fiscal Year 2005

Savacor, Inc.: In December 2005, the Company acquired privately-held Savacor to complement the Company’s development efforts in heart failure diagnostic and therapy guidance products. At the date of acquisition, $45.7 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The IPR&D acquired relates to in-process projects for a device in clinical trials both in the United States and internationally that measures left atrial pressure and body temperature. Through December 30, 2006, the Company has incurred costs of approximately $6 million related to these projects. The Company expects to incur approximately $15 million to bring the device to commercial viability on a worldwide basis within four years. Because Savacor is a development-stage company, the excess of the purchase price over the fair value of the net assets acquired is allocated on a pro-rata basis to the net assets acquired. Accordingly, the majority of the excess purchase price was allocated to IPR&D, the principal asset acquired.

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

A summary of the fair values assigned to each in-process project acquired and the estimated total cost to complete each project as of the acquisition date is presented below (in millions):

Development Projects	Assigned Fair Value	Estimated Total Cost to Complete

Eon™	$67.2	$6.9
Genesis™	15.3	2.7
Leads	23.7	0.2
Other	1.2	0.9

	$107.4	$10.7

Through December 30, 2006, the Company has incurred costs of $7.2 million related to these projects. The Company expects to incur an additional $10.7 million through 2009 to bring these technologies to commercial viability.

Velocimed, LLC: In April 2005, the Company acquired the business of Velocimed to further enhance the Company’s portfolio of products in the interventional cardiology market. At the date of acquisition, $13.7 million of the purchase price was expensed as IPR&D related to projects for the Proxis™ embolic protection device that had not yet reached technological feasibility in the U.S. and other geographies and had no future alternative use. The device is used to help minimize the risk of heart attack or stroke if plaque or other debris is dislodged into the blood stream during interventional cardiology procedures. Through December 30, 2006, the Company has incurred $6.8 million in costs related to these projects. The Company expects to incur an additional $0.6 million in 2007 to bring this technology to commercial viability.

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

Fiscal Year 2004

Irvine Biomedical, Inc.: In October 2004, the Company acquired IBI to further enhance the Company’s portfolio of products used to treat heart rhythm disorders. At the date of acquisition, $9.1 million of the purchase price was expensed for IPR&D related to projects for an ablation system and therapeutic catheters that had not yet reached technological feasibility and had no future alternative use. The majority of the IPR&D relates to devices that are part of an ablation system in which catheters are connected to a generator which delivers radiofrequency or ultrasound energy through the catheter to create lesions through ablation of cardiac tissue. In 2005 and 2004, the Company incurred $0.5 million and $0.2 million, respectively, in costs related to these projects and in the fourth quarter of 2005, the Company achieved commercial viability and received FDA approval to market the Cardiac Ablation Generator and Therapy™ EP catheters, expanding the Company’s therapeutic EP portfolio. The remaining IPR&D relates to a cool path ablation catheter that allows for the infusion of saline to cool the catheter tip electrode. Through December 30, 2006, the Company had incurred approximately $3 million in costs related to this device and expects to receive FDA approval in 2007 to market this product.

Special Charges (Credits)

Fiscal Year 2006

Restructuring Activities: During the third quarter of 2006, Company management performed a review of the organizational structure of the Company’s Cardiac Surgery and Cardiology divisions and its international selling organization. In August 2006, Company management approved restructuring plans to streamline its operations within its Cardiac Surgery and Cardiology divisions and combine them into one new Cardiovascular division, effective January 1, 2007, and also to implement changes in its international selling organization to enhance the efficiency and effectiveness of sales and customer service operations in certain international geographies. This strategic reorganization and operational restructuring will allow the Company to enhance operating efficiencies and increase investment in product development.

As a result of these restructuring plans, the Company recorded pre-tax special charges totaling $34.8 million in the third quarter of 2006 consisting of employee termination costs ($14.7 million), inventory write-downs ($8.7 million), asset write-downs ($7.3 million) and other exit costs ($4.1 million). Of the total $34.8 million special charge, $15.1 million was recorded in cost of sales and $19.7 million was recorded in operating expenses. In order to enhance segment comparability and reflect management’s focus on the ongoing operations of the Company, the restructuring special charges have not been recorded in the individual reportable segments.

Employee termination costs relate to severance and benefits costs for approximately 140 individuals. The charges for employee termination costs were recorded after management determined that such severance and benefits were probable and estimable, in accordance with SFAS No. 112, Employers’ Accounting for Postemployment Benefits. Inventory write-downs represent the net carrying value of inventory relating to product lines discontinued in connection with the reorganization. Asset write-downs represent the net book value of assets that will no longer be utilized as a result of the reorganization and restructuring, including $4.2 million of trademarks acquired in connection with the Company’s 2003 acquisition of Getz Japan as well as other assets relating to product lines discontinued in connection with the reorganization. Other exit costs primarily represent contract termination costs.

A summary of the activity relating to the restructuring accrual for fiscal year 2006 is as follows (in thousands):

	Employee termination costs	Inventory write-downs	Asset write-downs	Other	Total

Balance at December 31, 2005	$—	$—	$—	$—	$—

Restructuring charges	14,710	8,694	7,361	4,062	34,827
Non-cash charges used	—	(8,694)	(7,361)	—	(16,055)
Cash payments	(3,642)	—	—	(586)	(4,228)

Balance at December 30, 2006	$11,068	$—	$—	$3,476	$14,544

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

Fiscal Year 2004

Symmetry™ Bypass System Aortic Connector Product Line Discontinuance: On September 23, 2004, management committed the Company to a plan to discontinue developing, manufacturing, marketing and selling its Symmetry™ device. The decision was based on operating losses incurred related to the product over the previous three years and the prospect of ongoing operating losses, resulting from a decrease in the number of coronary artery bypass graft surgery cases and an apparent slow down in the adoption of off-pump procedures for which the Symmetry™ device was developed.

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

NOTE 9 – OTHER INCOME (EXPENSE)

(in thousands)	2006	2005	2004

Interest income	$9,266	$19,523	$10,093
Interest expense	(33,883)	(10,028)	(4,810)
Equity method losses	—	—	(2,091)
Other	2,175	(821)	(1,958)

Other income (expense)	$(22,442)	$8,674	$1,234

NOTE 10 – INCOME TAXES

The Company’s earnings before income taxes were generated from its U.S. and international operations as follows (in thousands):

	2006	2005	2004

U.S.	$554,581	$347,281	$327,617
International	166,060	274,123	209,575

Earnings before income taxes	$720,641	$621,404	$537,192

Income tax expense consists of the following (in thousands):

	2006	2005	2004

Current:
U.S. federal	$144,115	$158,075	$96,156
U.S. state and other	12,121	22,881	9,814
International	27,081	42,125	30,628

Total current	183,317	223,081	136,598

Deferred	(10,927)	4,833	(9,340)

Income tax expense	$172,390	$227,914	$127,258

The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial statement purposes are as follows (in thousands):

	2006	2005

Deferred income tax assets:
Net operating loss carryforwards	$24,060	$58,399
Tax credit carryforwards	36,160	33,800
Inventories	101,530	83,539
Stock-based compensation	20,686	—
Accrued liabilities and other	41,847	30,237

Deferred income tax assets	224,283	205,975

Deferred income tax liabilities:
Unrealized gain on available-for-sale securities	(14,733)	(13,804)
Property, plant and equipment	(51,174)	(39,030)
Intangible assets	(204,382)	(210,312)

Deferred income tax liabilities	(270,289)	(263,146)

Net deferred income tax liability	$(46,006)	$(57,171)

The Company has not recorded any valuation allowance for its deferred tax assets as of December 30, 2006 or December 31, 2005 as the Company believes that its deferred tax assets, including the net operating loss and tax credit carryforwards, will be fully realized based upon its estimates of future taxable income.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

	2006	2005	2004

Income tax expense at the U.S. federal statutory rate of 35%	$252,225	$217,491	$188,017
U.S. state income taxes, net of federal tax benefit	14,105	16,225	12,917
International taxes at lower rates	(46,448)	(47,606)	(40,409)
Tax benefits from extraterritorial income exclusion	(9,625)	(9,143)	(7,945)
Tax benefits from domestic manufacturer’s deduction	(5,230)	(3,955)	—
Research and development credits	(25,435)	(23,509)	(14,031)
Non-deductible IPR&D charges	—	68,086	3,185
Section 965 repatriation	—	26,000	—
Finalization of tax examinations	—	(13,700)	(13,982)
Other	(7,202)	(1,975)	(494)

Income tax expense	$172,390	$227,914	$127,258

Effective income tax rate	23.9%	36.7%	23.7%

The 2005 and 2004 effective income tax rates include the reversal of $13.7 million and $14.0 million, respectively, of previously recorded income tax expense due to the finalization of certain tax examinations. The Company’s effective income tax rate is favorably affected by Puerto Rican tax exemption grants which result in Puerto Rico earnings being partially tax exempt through the year 2012.

At December 30, 2006, the Company has $62.2 million of U.S. federal net operating loss carryforwards and $1.9 million of U.S. tax credit carryforwards that will expire from 2018 through 2024 if not utilized. The Company also has state net operating loss carryforwards of $26.1 million that will expire from 2010 through 2013 and tax credit carryforwards of $51.8 million that have an unlimited carryforward period. These amounts are subject to annual usage limitations. The Company’s net operating loss carryforwards arose primarily from acquisitions.

The Company has not recorded U.S. deferred income taxes on $576.7 million of its non-U.S. subsidiaries’ undistributed earnings, because such amounts are intended to be reinvested outside the United States indefinitely.

NOTE 11 – RETIREMENT PLANS

Defined Contribution Plans:  The Company has a 401(k) profit sharing plan that provides retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to Internal Revenue Service limitations, with the Company matching a portion of the employees’ contributions. The Company also contributes a portion of its earnings to the plan based upon Company performance. The Company’s matching and profit sharing contributions are at the discretion of the Company’s Board of Directors. In addition, the Company has defined contribution programs for employees in certain countries outside the United States. Company contributions under all defined contribution plans totaled $47.1 million, $38.0 million and $27.7 million in 2006, 2005 and 2004, respectively.

The Company has a non-qualified deferred compensation plan that provides certain officers and employees the ability to defer a portion of their compensation until a later date. The deferred amounts and earnings thereon are payable to participants, or designated beneficiaries, at specified future dates upon retirement, death or termination from the Company. The deferred compensation liability, which is classified as other liabilities, was approximately $106 million at December 30, 2006 and approximately $76 million at December 31, 2005.

Defined Benefit Plans:  The Company has funded and unfunded defined benefit plans for employees in certain countries outside the United States. The Company had an accrued liability totaling $23.8 million and $17.6 million at December 30, 2006 and December 31, 2005, respectively, which approximated the actuarially calculated unfunded liability. The related pension expense was not material.

NOTE 12 – SEGMENT AND GEOGRAPHIC INFORMATION

Segment Information: The Company’s five operating segments are Cardiac Rhythm Management (CRM), Cardiac Surgery (CS), Neuromodulation (Neuro), Cardiology (CD) and Atrial Fibrillation (AF). The Company formed the Neuro operating segment in November 2005 in connection with the acquisition of ANS. Each operating segment focuses on developing and manufacturing products for its respective therapy area. The primary products produced by each operating segment are: CRM – ICDs and pacemakers; CS – mechanical and tissue heart valves and valve repair products; Neuro – neurostimulation devices; CD – vascular closure devices, guidewires, hemostasis introducers and other interventional cardiology products; and AF – EP introducers and catheters, advanced cardiac mapping and navigation systems and ablation systems.

The Company has aggregated the five operating segments into two reportable segments based upon their similar operational and economic characteristics: CRM/CS/Neuro and CD/AF. Net sales of the Company’s reportable segments include end-customer revenues from the sale of products they each develop and manufacture. The costs included in each of the reportable segments’ operating results include the direct costs of the products sold to end-customers and operating expenses managed by each of the reportable segments. Certain operating expenses managed by our selling and corporate functions, including all stock-based compensation expense, are not included in our reportable segments’ operating profit. Because of this, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments. Additionally, certain assets are managed by the Company’s selling and corporate functions, principally including end-customer receivables, inventory, corporate cash and cash equivalents and deferred income taxes. For management reporting purposes, the Company does not compile capital expenditures by reportable segment and, therefore, this information has not been presented as it is impracticable to do so.

Effective January 1, 2007, the Company combined the Cardiac Surgery and Cardiology divisions into a new Cardiovascular division which will incorporate all activities previously managed by the Cardiac Surgery division and by the Cardiology division. Segment information will be reclassified in 2007 to reflect the new Cardiovascular division. In order to enhance segment comparability and reflect management’s focus on our ongoing operations, the related restructuring special charges have not been recorded in the individual reportable segments.

The following table presents certain financial information by reportable segment (in thousands):

	CRM/CS/Neuro		CD/AF		Other	Total

Fiscal Year 2006
Net sales	$2,524,445		$778,002		$—	$3,302,447
Operating profit	1,523,339		316,384		(1,096,640)	743,083
Depreciation and amortization expense	91,839		25,413		49,560	166,812
Total assets	1,991,832		702,275		2,095,687	4,789,794

Fiscal Year 2005
Net sales	$2,223,701		$691,579		$—	$2,915,280
Operating profit	1,231,144	(a)	263,211	(b)	(881,625)	612,730
Depreciation and amortization expense	67,761		21,795		40,653	130,209
Total assets	1,936,915		679,973		2,227,952	4,844,840

Fiscal Year 2004
Net sales	$1,748,749		$545,424		$—	$2,294,173
Operating profit	1,015,621	(c)	254,270	(d)	(733,933)	535,958
Depreciation and amortization expense	38,533		11,105		36,117	85,755
Total assets	695,330		339,090		2,196,327	3,230,747

(a)

Included in CRM/CS/Neuro 2005 operating profit are IPR&D charges of $107.4 million and $45.7 million relating to the acquisitions of ANS and Savacor, respectively. Also included is an $11.5 million special credit relating to a reversal of a portion of the Symmetry™ device product liability litigation special charge recorded in 2004, net of settlement costs.

(b)	Included in CD/AF 2005 operating profit are IPR&D charges of $13.7 million and $12.4 million relating to the acquisitions of Velocimed and ESI, respectively.

(c)	Included in CRM/CS/Neuro 2004 operating profit are special charges of $35.4 million related to Symmetry™ device product line discontinuance and product liability litigation.

(d)	Included in CD/AF 2004 operating profit is an IPR&D charge of $9.1 million relating to the IBI acquisition.

Net sales by class of similar products for the respective fiscal years were as follows (in thousands):

Net Sales	2006	2005	2004

Cardiac rhythm management	$2,055,765	$1,924,846	$1,473,770
Cardiac surgery	289,317	273,873	274,979
Neuromodulation	179,363	24,982	—
Cardiology	452,295	437,769	388,584
Atrial fibrillation	325,707	253,810	156,840

	$3,302,447	$2,915,280	$2,294,173

Geographic Information: The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company’s products are the United States, Europe and Japan. The Company attributes net sales to geographic markets based on the location of the customer. Other than the United States, Europe and Japan, no one geographic market is greater than 5% of consolidated net sales.

Net sales by significant geographic market for the respective fiscal years were as follows (in thousands):

Net Sales	2006	2005	2004

United States	$1,920,623	$1,709,911	$1,264,756
International
Europe	806,544	683,014	577,058
Japan	289,716	286,660	267,723
Other	285,564	235,695	184,636

	1,381,824	1,205,369	1,029,417

	$3,302,447	$2,915,280	$2,294,173

Long-lived assets by significant geographic market were as follows (in thousands):

Long-Lived Assets	December 30, 2006	December 31, 2005	January 1, 2005

United States	$2,765,936	$2,596,513	$1,042,690
International
Europe	124,071	100,068	102,172
Japan	120,503	125,962	148,312
Other	89,119	81,156	74,356

	333,693	307,186	324,840

	$3,099,629	$2,903,699	$1,367,530

NOTE 13 – QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2006 and 2005 is as follows (in thousands, except per share amounts):

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter

Fiscal Year 2006:
Net sales	$784,416		$832,922		$821,278		$863,831
Gross profit	575,969		605,958		580,991		626,016
Net earnings	137,069		141,032		115,540	(a)	154,610	(b)
Basic net earnings per share	$0.37		$0.39		$0.33		$0.43
Diluted net earnings per share	$0.36		$0.38		$0.32		$0.42

Fiscal Year 2005:
Net sales	$663,909		$723,655		$737,780		$789,936
Gross profit	476,026		522,637		537,045		582,811
Net earnings	119,351	(c)	101,481	(d)	167,787	(e)	4,871	(f)
Basic net earnings per share	$0.33		$0.28		$0.46		$0.01
Diluted net earnings per share	$0.32		$0.27		$0.44		$0.01

(a)	Includes special charges of $22.0 million, net of taxes, related to restructuring activities in the Company’s Cardiac Surgery and Cardiology divisions and international selling organization.

(b)	Includes a $12.8 million reduction in income tax expense related to the retroactive portion of the research and development tax credit for the first nine months of 2006.

(c)	Includes an IPR&D charge of $12.4 million relating to the acquisition of ESI.

(d)

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

(f)

Includes IPR&D charges of $153.1 million relating to the acquisitions of ANS and Savacor, as well as a reduction in income tax expense of $1.0 million on the repatriation of $500 million under the provisions of the American Jobs Creation Act of 2004.

Five-Year Summary Financial Data
(In thousands, except per share amounts)

	2006 (a)	2005 (b)	2004 (c)	2003	2002

SUMMARY OF OPERATIONS FOR THE FISCAL YEAR:
Net sales	$3,302,447	$2,915,280	$2,294,173	$1,932,514	$1,589,929
Gross profit	$2,388,934	$2,118,519	$1,615,123	$1,329,423	$1,083,983
Percent of net sales	72.3%	72.7%	70.4%	68.8%	68.2%
Operating profit	$743,083	$612,730	$535,958	$455,945	$369,955
Percent of net sales	22.5%	21.0%	23.4%	23.6%	23.3%
Net earnings	$548,251	$393,490	$409,934	$336,779	$276,285
Percent of net sales	16.6%	13.5%	17.9%	17.4%	17.4%
Diluted net earnings per share	$1.47	$1.04	$1.10	$0.91	$0.75

FINANCIAL POSITION AT YEAR END:
Cash and cash equivalents	$79,888	$534,568	$688,040	$461,253	$401,860
Working capital (d)	1,013,958	406,759	1,327,419	1,031,190	770,304
Total assets	4,789,794	4,844,840	3,230,747	2,553,482	1,951,379
Long-term debt, including current portion	859,376	1,052,970	234,865	351,813	—
Shareholders’ equity	$2,968,987	$2,883,045	$2,333,928	$1,601,635	$1,576,727

OTHER DATA:
Diluted weighted average shares outstanding	372,830	379,106	370,992	370,753	366,004

Fiscal year 2003 consisted of 53 weeks. All other fiscal years noted above consisted of 52 weeks. The Company did not declare or pay any cash dividends during 2002 through 2006.

(a)

Results for 2006 include after-tax special charges of $22.0 million related to restructuring activities in the Company’s Cardiac Surgery and Cardiology divisions and international selling organization. The Company also recorded after-tax stock-based compensation expense of $49.4 million resulting from the adoption of SFAS No. 123(R), on January 1, 2006. The impact of these items on 2006 net earnings was $71.4 million, or $0.19 per diluted share.

(b)

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

(c)

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

Certifications

The Company has filed as exhibits to its Annual Report on Form 10-K for the year ended December 30, 2006, the Chief Executive Officer and Chief Financial Officer certifications required by section 302 of the Sarbanes-Oxley Act. The Company has also submitted the required annual Chief Executive Officer certifications to the New York Stock Exchange.

Transfer Agent

Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings, or change of address should be directed to the Company’s Transfer Agent at:

Computershare Trust Company, N.A.
P.O. Box 43023
Providence, Rhode Island 02940-3023
1.877.498.8861
www.equiserve.com (Account Access Availability)
Hearing impaired #TDD: 1.800.952.9245

Annual Meeting of Shareholders

The annual meeting of shareholders will be held at
9:30 a.m. on Wednesday, May 16, 2007, at the Minnesota Historical Center, 345 Kellogg Boulevard West,
St. Paul, Minnesota, 55102.

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

Corporate Governance

(See Company Information on website - www.sjm.com)

•	Principles of Corporate Governance

•	Code of Business Conduct

•	SEC Filings

Company Stock Splits

2:1 on 4/27/79, 1/25/80, 9/30/86, 3/15/89, 4/30/90, 6/10/02 and 11/1/04. 3:2 on 11/16/95

Stock Exchange Listings

New York Stock Exchange
Symbol: STJ

The range of high and low prices per share for the Company’s common stock for fiscal years 2006 and 2005 is set forth below. As of February 14, 2007, the Company had 3,067 shareholders of record.

	Fiscal Year
	2006		2005

Quarter	High	Low	High	Low

First	$54.75	$40.30	$41.85	$35.80
Second	$42.00	$31.20	$44.50	$34.48
Third	$40.00	$31.50	$48.36	$42.89
Fourth	$39.07	$32.40	$52.80	$44.00

Trademarks

All product names appearing in this document are trademarks owned by, or licensed to, St. Jude Medical Inc.

©2007 St. Jude Medical, Inc.