Form 10-K, Exhibit 13
period 2007-12-29
ST JUDE MEDICAL INC
filed 2008-02-27
CIK 203077

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our business is focused on the development, manufacture and distribution of cardiovascular medical devices for the global cardiac rhythm management, cardiology, cardiac surgery and atrial fibrillation therapy areas and implantable neurostimulation devices for the management of chronic pain. We sell our products in more than 100 countries around the world. Our largest geographic markets are the United States, Europe, Japan and Asia Pacific. Our four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF), and Advanced Neuromodulation Systems (ANS). At the beginning of our 2007 fiscal year, we combined our former Cardiac Surgery and Cardiology operating segments to form the CV operating segment which focuses on the cardiac surgery and cardiology therapy areas. Our principal products in each operating segment are as follows: CRM – tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CV – vascular closure devices and heart valve replacement and repair products; AF – electrophysiology introducers and catheters, advanced cardiac mapping and navigation systems and ablation systems; and ANS – neurostimulation devices. References to “St. Jude Medical,” “St. Jude,” “the Company,” “we,” “us” and “our” are to St. Jude Medical, Inc. and its subsidiaries.

Our industry has undergone significant consolidation in the last decade and is highly competitive. Our strategy requires significant investment in research and development in order to introduce new products. We are focused on improving our operating margins through a variety of techniques, including the production of high quality products, the development of leading edge technology, the enhancement of our existing products and continuous improvement of our manufacturing processes. We expect cost containment pressure on healthcare systems as well as competitive pressures in the industry will continue to place downward pressure on prices for our products.

We participate in several different medical device markets, each of which has its own expected growth rate. A significant portion of our net sales relate to CRM devices – ICDs and pacemakers. Management is particularly focused on the ICD market where, due to the adverse publicity relating to product recalls of a competitor during both 2005 and 2006, the ICD market rate of growth in the United States declined significantly from historical trends. Recently, in October 2007, another competitor issued a product advisory relating to certain leads that connect ICDs to the heart. While the ultimate impact of this competitor’s recent product advisory on the global ICD market is uncertain, management remains focused on increasing our worldwide ICD market share, as we are one of three principal manufacturers and suppliers in the global ICD market. In order to help accomplish this objective, we have continued to expand our selling organizations and introduce new ICD products. Ultimately, we believe that the growth rate of the ICD market in the United States will improve from recent trends. We base our belief on data that indicates the potential patient populations remain significantly under-penetrated.

We utilize a 52/53-week fiscal year ending on the Saturday nearest December 31st. Fiscal years 2007, 2006 and 2005 consisted of 52 weeks and ended on December 29, 2007, December 30, 2006 and December 31, 2005, respectively.

Net sales in 2007 increased over 14% compared to 2006 led by sales growth in ICDs and pacemakers as well as products to treat atrial fibrillation. Foreign currency translation had a favorable impact on net sales of $99.6 million when compared to fiscal year 2006. Compared to 2006, our 2007 ICD net sales grew nearly 19% to $1,304.9 million and our pacemaker net sales grew 11% to $1,063.2 million primarily as a result of strong volume growth. Additionally, 2007 AF net sales increased 26%, compared to 2006, to approximately $410.7 million, due to continued market acceptance of device-based ablation procedures to treat the symptoms of atrial fibrillation. Refer to the Segment Performance section for a more detailed discussion of our net sales results by operating segment.

Our 2007 net earnings and diluted net earnings per share increased 2% and 8%, respectively, compared to 2006, increasing to $559.0 million and $1.59 per diluted share, which included after-tax special charges totaling $77.2 million and an after-tax impairment charge of $15.7 million related to our ProRhythm, Inc. (ProRhythm) investment, for a combined impact of $0.26 per diluted share. Compared to 2006, the increase in net earnings and diluted net earnings per share benefited from net sales growth in our CRM and AF operating segments. The relatively larger increase in our diluted net earnings per share compared to our net earnings growth was primarily a result of our common stock repurchases, resulting in lower shares outstanding. From April 2006 through May 2007, we returned $1.7 billion to shareholders in the form of share repurchases.

The $77.2 million after-tax special charges consisted of $21.9 million, or $0.06 per diluted share, related to the settlement of a patent litigation matter; $21.4 million, or $0.06 per diluted share, associated with streamlining our operations; $19.0 million, or $0.05 per diluted share, related to discontinued inventory and older model programmer write-offs; and $14.9 million, or $0.04 per diluted share, associated with the impairment of intangible assets related to a terminated distribution agreement. Comparatively, during 2006, we incurred an after-tax $22.0 million special charge, or $0.06 per diluted share, related to restructuring activities in our former Cardiac Surgery and Cardiology divisions, and international selling organization. Refer to Notes 8 and 9 of the Consolidated Financial Statements for further details of these special charges and investment impairment charge, respectively.

We generated $865.6 million of operating cash flows during 2007, a 33% improvement over 2006, primarily due to improved working capital and increased net earnings driven by net sales growth in our CRM and AF operating segments. We ended the year with $389.1 million of cash and cash equivalents and $1,388.0 million of total debt. We have strong short-term credit ratings, with an A2 rating from Standard & Poor’s and a P2 rating from Moody’s.

In January 2007, our Board of Directors authorized a share repurchase program of up to $1.0 billion of our outstanding common stock. We began making repurchases under this program on January 29, 2007 and completed the repurchases under the program on May 8, 2007. In total, we repurchased 23.6 million shares for approximately $1.0 billion. In April 2007, we issued $1.2 billion of 1.22% Convertible Senior Debentures (1.22% Convertible Debentures). We used a portion of the proceeds from the sale of the 1.22% Convertible Debentures to purchase approximately $300 million of our common stock. We also used a portion of the proceeds to repay borrowings under our commercial paper program and to repay borrowings under an interim liquidity facility, both of which were used to repurchase approximately $700 million of our common stock under the stock repurchase program.

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

On an ongoing basis, we evaluate our estimates and assumptions, including those related to our accounts receivable allowance for doubtful accounts; estimated useful lives of diagnostic equipment; valuation of in-process research and development (IPR&D), other intangible assets and goodwill; income taxes; legal reserves and insurance receivables; and stock-based compensation. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. We believe that the following represent our most critical accounting estimates:

Accounts Receivable Allowance for Doubtful Accounts:   We grant credit to customers in the normal course of business, and generally do not require collateral or any other security to support our accounts receivable. We maintain an allowance for doubtful accounts for potential credit losses, which primarily consists of reserves for specific customer balances that we believe may not be collectible. We determine the adequacy of this allowance by regularly reviewing the age of accounts receivable, customer financial conditions and credit histories, and current economic conditions. In some developed markets and in many emerging markets, payment of certain accounts receivable balances are made by the individual countries’ healthcare systems for which payment is dependent, to some extent, upon the political and economic environment within those countries. Although we consider our allowance for doubtful accounts to be adequate, if the financial condition of our customers or the individual countries’ healthcare systems were to deteriorate and impair their ability to make payments to us, additional allowances may be required in future periods. The allowance for doubtful accounts was $26.7 million at December 29, 2007 and $24.9 million at December 30, 2006.

Estimated Useful Lives of Diagnostic Equipment:   Diagnostic equipment is recorded at cost and is depreciated using the straight-line method over its estimated useful life of three to five years. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from pacemaker and ICD devices. The estimated useful life of this equipment is determined based on our estimates of its usage by the physicians and healthcare professionals, factoring in new technology platforms and rollouts. To the extent that we experience changes in the usage of this equipment or there are introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $189.5 million at December 29, 2007 and $156.3 million at December 30, 2006.

Valuation of IPR&D, Other Intangible Assets and Goodwill:   When we acquire another company, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, tangible assets and goodwill. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates.

IPR&D is defined as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects at the time of acquisition is obtaining regulatory approval to market the underlying products in an applicable geographic region. In accordance with accounting principles generally accepted in the United States, we expense the value attributed to these projects in conjunction with our acquisition. In 2005, we recorded IPR&D of $179.2 million. No IPR&D charges were incurred during fiscal years 2007 or 2006.

We use the income approach to establish the fair value of IPR&D as of the acquisition date. This approach establishes fair value by estimating the after-tax cash flows attributable to a project over its useful life and then discounting these after-tax cash flows back to a present value. We base our revenue assumptions on estimates of relevant market sizes, expected market growth, and trends in technology as well as anticipated product introductions by competitors. In arriving at the value of the projects, we consider, among other factors, the stage of completion, the complexity of the work completed, the costs incurred, the projected cost of completion, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used is determined at the time of acquisition and includes consideration of the assessed risk of the project not being developed to commercial feasibility. For the IPR&D we acquired in connection with our 2005 acquisitions, we used risk-adjusted discount rates ranging from 16% to 22% to discount projected cash flows. We believe that the IPR&D amounts recorded represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

The fair value of other identifiable intangible assets is based on detailed valuations using the income approach. Other intangible assets consist of purchased technology and patents, customer lists and relationships, distribution agreements, licenses, trademarks and tradenames, which are amortized using the straight-line method over their estimated useful lives, ranging from 3 to 20 years. We review other intangible assets for impairment as changes in circumstance or the occurrence of events suggest the carrying value may not be recoverable. Other intangible assets, net of accumulated amortization, were $498.7 million at December 29, 2007 and $560.3 million at December 30, 2006.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows and the use of an appropriate risk-adjusted discount rate. Goodwill was $1,657.3 million at December 29, 2007 and $1,649.6 million at December 30, 2006.

Income Taxes:   At the beginning of fiscal year 2007, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes (SFAS No. 109). FIN 48 prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The adoption of FIN 48 did not have a material impact on our consolidated results of operations, financial position or cash flows. Upon adoption of FIN 48, we recorded an $8.5 million decrease to our liability for unrecognized income tax benefits, which was recorded as an adjustment to the opening balance of retained earnings. Additionally, we reclassified the liability for unrecognized income tax benefits from current to non-current liabilities because payment is not anticipated within one year. At December 29, 2007, our liability for unrecognized tax benefits was $95.3 million, and our accrual for interest and penalties was $17.3 million.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense as well as assessing temporary differences in the treatment of items for tax and accounting purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that we believe that recovery is not likely, a valuation allowance is established. At December 29, 2007, we had $297.3 million of gross deferred tax assets, including net operating loss and tax credit carryforwards that will expire from 2010 to 2025 if not utilized. We believe that our deferred tax assets, including the net operating loss and tax credit carryforwards, will be fully realized based upon our estimates of future taxable income. As such, we have not recorded any valuation allowance for our deferred tax assets. If our estimates of future taxable income are not met, a valuation allowance for some of these deferred tax assets would be required.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries’ undistributed earnings, as such amounts are intended to be reinvested outside the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries (see Liquidity section), additional U.S. tax liabilities would be incurred. Our 2005 repatriation of $500.0 million of foreign earnings under the provisions of the American Jobs Creation Act of 2004 was deemed to be distributed entirely from foreign earnings that had previously been treated as indefinitely invested. However, this distribution from previously indefinitely reinvested earnings does not change our position going forward that future earnings of certain of our foreign subsidiaries will be indefinitely reinvested.

We are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. We have substantially concluded all U.S. federal income tax matters for all tax years through 2001. Federal income tax returns for 2002 - 2005 are currently under examination. Substantially all material foreign, state, and local income tax matters have been concluded for all tax years through 1999.

We record our income tax provisions based on our knowledge of all relevant facts and circumstances, including the existing tax laws, our experience with previous settlement agreements, the status of current IRS examinations and our understanding of how the tax authorities view certain relevant industry and commercial matters. Although we have recorded all probable income tax accruals in accordance with FIN 48 and SFAS No. 109, our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax accruals will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period.

Legal Reserves and Insurance Receivables:   We operate in an industry that is susceptible to significant product liability and intellectual property claims. As a result, we are involved in a number of legal proceedings, the outcomes of which are not in our complete control and may not be known for extended periods of time. In accordance with SFAS No. 5, Accounting for Contingencies (SFAS No. 5), we record a liability in our consolidated financial statements for costs related to claims, including future legal costs, settlements and judgments where we have assessed that a loss is probable and an amount can be reasonably estimated. We record a receivable from our product liability insurance carriers for amounts expected to be recovered. Product liability claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, claims may be asserted against us in the future related to events that are not known to us at the present time. Our significant legal proceedings are discussed in detail in Note 5 to the Consolidated Financial Statements. While it is not possible to predict the outcome for most of the legal proceedings discussed in Note 5, the costs associated with such proceedings could have a material adverse effect on our consolidated earnings, financial position or cash flows of a future period.

Stock-Based Compensation:    Effective January 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)). Under the fair value recognition provisions of SFAS No. 123(R), we measure stock-based compensation cost at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period, which is the vesting period. We elected the modified-prospective method of adopting SFAS No. 123(R), under which prior periods are not retroactively revised. The valuation provisions of SFAS No. 123(R) apply to awards granted after the January 1, 2006 effective date. Estimated stock-based compensation expense for awards granted prior to the effective date but that remain unvested on the effective date are recognized over the remaining service period using the compensation cost estimated for SFAS No. 123, Accounting for Stock-Based Compensation pro forma disclosures.

We believe that stock-based compensation aligns the interests of managers and non-employee directors with the interests of shareholders; therefore, we do not currently expect to significantly change our various stock-based compensation programs. See Note 7 to the Consolidated Financial Statements for further information regarding our stock-based compensation programs.

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

ACQUISITIONS

On November 29, 2005, we completed the acquisition of Advanced Neuromodulation Systems, Inc. for $1,353.9 million, net of cash acquired. ANS had been publicly traded on the NASDAQ market under the ticker symbol ANSI. ANS designs, develops, manufactures and markets implantable neurostimulation devices used to manage chronic pain. We recorded an IPR&D charge of $107.4 million associated with this transaction. ANS now operates as a division of St. Jude Medical. The results of operations for ANS have been included in our consolidated statements of earnings since the date of the acquisition.

On January 13, 2005, we completed the acquisition of Endocardial Solutions, Inc. (ESI) for $279.4 million, net of cash acquired. ESI had been publicly traded on the NASDAQ market under the ticker symbol ECSI. ESI developed, manufactured and marketed the EnSite® System used for the navigation and localization of diagnostic and therapeutic catheters used by physician specialists to diagnose and treat cardiac rhythm disorders. We recorded an IPR&D charge of $12.4 million associated with this transaction. ESI has become part of the Atrial Fibrillation division of St. Jude Medical and its results of operations have been included in our consolidated statements of earnings since the date of the acquisition.

On April 6, 2005, we completed the acquisition of the businesses of Velocimed, LLC (Velocimed) for $70.9 million, net of cash acquired, plus additional contingent payments tied to revenues in excess of minimum future targets and a milestone payment upon U.S. Food and Drug Administration (FDA) approval of the Premere™ patent foramen ovale closure system prior to December 31, 2010. Velocimed developed and manufactured specialty interventional cardiology devices. We recorded an IPR&D charge of $13.7 million associated with this transaction. Certain funds held in escrow totaling $5.5 million were released in the fourth quarter of 2006. Velocimed has become part of the Cardiovascular division of St. Jude Medical and its results of operations have been included in our consolidated statements of earnings since the date of the acquisition.

On December 30, 2005, we completed the acquisition of Savacor, Inc. (Savacor) for $49.7 million, net of cash acquired, plus additional contingent payments related to product development milestones for regulatory approvals and revenues in excess of minimum future targets. Savacor was a development-stage company focused on the development of a device that measures left atrial pressure and body temperature to help physicians detect and manage symptoms associated with progressive heart failure. Increased pressure in the left atrium is a predictor of pulmonary congestion, which is the leading cause of hospitalization for congestive heart failure patients. We recorded an IPR&D charge of $45.7 million associated with this transaction. Savacor has become part of the Cardiac Rhythm Management division of St. Jude Medical and its results of operations have been included in our consolidated statements of earnings since the date of the acquisition.

SEGMENT PERFORMANCE

Our four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF), and Advanced Neuromodulation Systems (ANS). At the beginning of 2007 fiscal year, we combined our former Cardiac Surgery and Cardiology operating segments to form the CV operating segment. The primary products produced by each operating segment are: CRM – ICDs and pacemakers; CV – vascular closure devices and heart valve replacement and repair products; AF – electrophysiology introducers and catheters, advanced cardiac mapping and navigation systems and ablation systems; and ANS – neurostimulation devices.

We aggregate our four operating segments into two reportable segments based upon their similar operational and economic characteristics: CRM/ANS and CV/AF. Net sales of our reportable segments include end-customer revenue from the sale of products they each develop and manufacture or distribute. The costs included in each of the reportable segments’ operating results include the direct costs of the products sold to end-customers and operating expenses managed by each of the reportable segments. Certain operating expenses managed by our selling and corporate functions, including all stock-based compensation expense, impairment charges and special charges for 2007 and 2006 have not been recorded in the individual reportable segments. As a result, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments.

The following table presents net sales and operating profit by reportable segment (in thousands):

	CRM/ANS		CV/AF		Other	Total
Fiscal Year 2007
Net sales	$2,577,975		$1,201,302		$—	$3,779,277
Operating profit	1,576,439		579,325		(1,362,261)	793,503

Fiscal Year 2006
Net sales	$2,235,128		$1,067,319		$—	$3,302,447
Operating profit	1,337,479		502,244		(1,096,640)	743,083

Fiscal Year 2005
Net sales	$1,949,828		$965,452		$—	$2,915,280
Operating profit	1,045,274	(a)	449,081	(b)	(881,625)	612,730

(a)	Included in CRM/ANS 2005 operating profit are IPR&D charges of $107.4 million and $45.7 million relating to the acquisitions of ANS and Savacor, respectively.
(b)

Included in CV/AF 2005 operating profit are IPR&D charges of $13.7 million and $12.4 million relating to the acquisitions of Velocimed and ESI, respectively. Also included is an $11.5 million special credit relating to a reversal of a portion of accrued Symmetry™ device legal costs, net of settlement costs.

The following discussion of the changes in our net sales is provided by class of similar products within our four operating segments, which is the primary focus of our sales activities.

Cardiac Rhythm Management

(in thousands)	2007	2006	2005	2007 vs. 2006 % Change	2006 vs. 2005 % Change
ICD systems	$1,304,899	$1,099,906	$1,006,896	18.6%	9.2%
Pacemaker systems	1,063,182	955,859	917,950	11.2%	4.1%
	$2,368,081	$2,055,765	$1,924,846	15.2%	6.8%

Cardiac Rhythm Management 2007 net sales increased by 15% compared to 2006 due to strong volume growth. Foreign currency translation had a $63.0 million favorable impact on 2007 net sales compared to 2006. Net sales of ICDs increased nearly 19% to $1,304.9 million driven by strong volume growth. The volume growth in ICD net sales in 2007 was broad-based across both U.S. and international markets, which reflects our continued market penetration into new customer accounts and strong market demand for our cardiac resynchronization therapy (CRT) ICD devices. In the United States, 2007 ICD net sales of $887.8 million increased 11% over last year. Internationally, 2007 ICD net sales of $417.1 million increased nearly 38% compared to 2006. Foreign currency translation had a $30.0 million favorable impact on international ICD net sales compared to 2006. Pacemaker systems 2007 net sales increased 11% to nearly $1,063.2 million driven by strong volume growth, which was also broad-based across both U.S. and international markets. In the United States, 2007 pacemaker net sales of $507.9 million increased 9% compared to 2006. Internationally, 2007 pacemaker net sales of $555.3 million increased 13% over last year. Foreign currency translation had a $33.0 million favorable impact on international pacemaker net sales in 2007 compared to 2006.

Cardiac Rhythm Management 2006 net sales increased 7% primarily due to volume growth from the continued international market penetration of CRT ICD devices. Foreign currency translation did not have a significant impact on 2006 net sales. In the United States, 2006 ICD net sales of $796.8 million increased only 2% over 2005. Adverse publicity relating to product recalls by a competitor depressed the 2006 rate of growth in the U.S. ICD market. Internationally, 2006 ICD net sales of $303.1 million increased nearly 35% compared to 2006. In the United States, 2006 pacemaker net sales of $464.9 million increased 4% compared to 2005. Internationally, 2006 pacemaker net sales of $491.0 million increased 4% over 2005.

Cardiovascular

(in thousands)	2007	2006	2005	2007 vs. 2006 % Change	2006 vs. 2005 % Change
Vascular closure devices	$353,987	$341,259	$329,901	3.7%	3.4%
Heart valve products	290,196	270,507	254,445	7.3%	6.3%
Other cardiovascular products	146,447	129,846	127,296	12.8%	2.0%
	$790,630	$741,612	$711,642	6.6%	4.2%

Cardiovascular 2007 net sales increased nearly 7% to $790.6 million compared to 2006 driven by strong volume growth for tissue heart valves and favorable product mix for our other cardiovascular products. Foreign currency translation had a $22.4 million favorable impact on CV net sales compared to 2006. Net sales of vascular closure devices increased approximately 4% compared to 2006 due to sales volume growth of Angio-Seal™, which continues to be the market share leader in the vascular closure device market. Heart valve net sales increased 7% compared to 2006 primarily due to an increase in tissue heart valve sales volumes, driven by market growth, which was partially offset by declines in sales of mechanical heart valves. Other cardiovascular products net sales increased nearly 13% compared to last year.

Cardiovascular 2006 net sales increased 4% compared to 2005, driven primarily by volume growth of tissue heart valve net sales. Foreign currency translation had a $5.9 million unfavorable impact on 2006 net sales. Heart valve net sales increased 6% compared to 2005 primarily due to sales volume growth of tissue heart valves. Net sales of vascular closure devices increased 3% compared to 2005, as a result of volume growth of our Angio-Seal™ device.

Atrial Fibrillation

(in thousands)	2007	2006	2005	2007 vs. 2006 % Change	2006 vs. 2005 % Change
Atrial fibrillation products	$410,672	$325,707	$253,810	26.1%	28.3%

Atrial Fibrillation 2007 net sales increased 26% to $410.7 million compared to 2006 net sales. The increase in AF net sales was driven by strong volume growth from continued market acceptance of device-based ablation procedures to treat the symptoms of atrial fibrillation. Our access, diagnosis, visualization and ablation products assist physicians in diagnosing and treating atrial fibrillation and other irregular heart rhythms. Foreign currency translation had a favorable impact on AF net sales of approximately $12.3 million compared to 2006.

Atrial Fibrillation 2006 net sales increased 28% compared to 2005 driven by volume growth of 30%. Foreign currency translation did not have a significant impact on 2006 net sales.

Advanced Neuromodulation Systems

(in thousands)	2007	2006	2005	2007 vs. 2006 % Change	2006 vs. 2005 % Change
Neurostimulation devices	$209,894	$179,363	$24,982	17.0%	618.0%

ANS 2007 net sales of $209.9 million represent a 17% increase over 2006 net sales. The increase in ANS 2007 net sales was driven by continued growth in the market for neurostimulation devices. Foreign currency translation did not have a significant impact on 2007 net sales.

ANS 2006 net sales of $179.4 million represent a 17% increase over 2005 net sales of $153.1 million due to sales volume increases in a growing market for neurostimulation devices. Prior to our acquisition in November 2005, net sales for ANS as a separate company were $128.1 million, with subsequent sales of an additional $25.0 million through the end of 2005. Foreign currency translation did not have a significant impact on 2006 net sales.

RESULTS OF OPERATIONS

Net Sales

(in thousands)	2007	2006	2005	2007 vs. 2006 % Change	2006 vs. 2005 % Change
Net sales	$3,779,277	$3,302,447	$2,915,280	14.4%	13.3%

Overall, 2007 net sales increased 14% compared to 2006. Net sales growth was favorably impacted by strong volume growth, driven by CRM and AF product sales. Additionally, foreign currency translation had a $99.6 million, or 3%, favorable impact on net sales, primarily due to the strengthening of the Euro against the U.S. Dollar.

Overall, 2006 net sales increased 13% over 2005. The acquisition of ANS in November 2005 increased 2006 net sales by $154.4 million. The remaining volume growth of approximately 12% was driven by CRM and AF product sales. Foreign currency translation had a $6.7 million unfavorable impact on 2006 net sales.

Net sales by geographic location of the customer were as follows (in thousands):

	2007	2006	2005
United States	$2,107,015	$1,920,623	$1,709,911
International
Europe	936,526	763,526	646,738
Japan	321,826	289,716	286,660
Asia Pacific	192,793	148,953	124,351
Other	221,117	179,629	147,620
	1,672,262	1,381,824	1,205,369
	$3,779,277	$3,302,447	$2,915,280

Foreign currency translation relating to our international operations can have a significant impact on our operating results from year to year. The two main currencies influencing our operating results are the Euro and the Japanese Yen. As discussed above, foreign currency translation had a $99.6 million favorable impact on 2007 net sales, while the translation impact in 2006 had a $6.7 million unfavorable impact on net sales. These impacts to net sales are not indicative of the net earnings impact of foreign currency translation due to partially offsetting foreign currency translation impacts on cost of sales and operating expenses.

Gross Profit

(in thousands)	2007	2006	2005
Gross Profit	$2,737,683	$2,388,934	$2,118,519
Percentage of net sales	72.4%	72.3%	72.7%

Gross profit for 2007 totaled $2,737.7 million, or 72.4% of net sales, compared with $2,388.9 million, or 72.3% of net sales, for 2006. Special charges associated with streamlining our operations and inventory and programmer write-offs negatively impacted our 2007 gross profit percentage by approximately 1.0 percentage point. The improvement in our 2007 gross profit percentage as a percent of net sales reflects favorable product mix sales from higher margin products and increased manufacturing efficiencies, partially offset by increased diagnostic equipment depreciation expense resulting from the rollout of our Merlin™ programmer platform for our ICDs and pacemakers. Refer to Note 8 of the Consolidated Financial Statements for further details of the special charges impacting gross profit.

Gross profit for 2006 totaled $2,388.9 million, or 72.3% of net sales, compared with $2,118.5 million, or 72.7% of net sales, for 2005. Gross profit percentage comparisons to 2005 were negatively impacted by 0.5 percentage points due to the $15.1 million restructuring special charge recorded in the third quarter of 2006. Additionally, the requirement to expense stock-based compensation in 2006 reduced our gross profit percentage by 0.2 percentage points in comparison to 2005. The gross profit percentage for 2006 also reflects increased manufacturing efficiencies and lower inventory and warranty reserves compared to 2005, which were partially offset by unfavorable changes in product mix for our higher margin products.

Selling, General and Administrative (SG&A) Expense

(in thousands)	2007	2006	2005
Selling, general and administrative	$1,382,466	$1,195,030	$968,888
Percentage of net sales	36.6%	36.2%	33.2%

SG&A expense for 2007 totaled $1,382.5 million, or 36.6% of net sales, compared with $1,195.0 million, or 36.2% of net sales in 2006. The increase in SG&A expense as a percent of net sales reflects the full-year impact of investments made in expanding our U.S. selling organization infrastructure and market development programs, which began in the second quarter of 2006.

SG&A expense for 2006 totaled $1,195.0 million, or 36.2% of net sales, compared with $968.9 million, or 33.2% of net sales in 2005. Approximately 1.4 percentage points of 2006 SG&A expense as a percent of net sales related to stock-based compensation expense, which was not required to be recognized in 2005. The remaining increase in SG&A expense as a percent of net sales related to higher amortization expense resulting from intangible assets acquired as part of fiscal year 2005 acquisitions and higher costs related to the continued expansion of our U.S. selling organization infrastructure.

Research and Development (R&D) Expense

(in thousands)	2007	2006	2005
Research and development	$476,332	$431,102	$369,227
Percentage of net sales	12.6%	13.1%	12.7%

R&D expense in 2007 totaled $476.3 million, or 12.6% of net sales, compared with $431.1 million, or 13.1% of net sales in 2006. While 2007 R&D expense as a percent of net sales decreased compared to 2006, total R&D expense in absolute dollar amounts increased over 10% compared to the prior year, reflecting our continuing commitment to fund future long-term growth opportunities. We will continue to balance delivering short-term results with the right investments in long-term growth drivers, and expect that R&D expense as a percentage of net sales will range from 12.0% to 13.0% in 2008.

R&D expense in 2006 totaled $431.1 million, or 13.1% of net sales, compared with $369.2 million, or 12.7% of net sales in 2005. In 2006, stock-based compensation expense accounted for approximately 0.5 percentage points of R&D expense as a percent of net sales. After excluding the impact of 2006 stock-based compensation expense that was not required to be recognized in 2005, R&D expense as a percent of net sales remained relatively flat compared to 2005. However, in absolute terms 2006 R&D expense increased approximately 17% over 2005.

Purchased In-Process Research and Development (IPR&D) Charges

(in thousands)	2007	2006	2005
Purchased in-process research and development	$—	$—	$179,174

We are responsible for the valuation of IPR&D. The fair value assigned to IPR&D is estimated by discounting each project to its present value using the after-tax cash flows expected to result from the project once it has reached technological feasibility. We discount the after-tax cash flows using an appropriate risk-adjusted rate of return (ANS – 17%, Velocimed – 22%, ESI – 16%) that takes into account the uncertainty surrounding the successful development of the projects through obtaining regulatory approval to market the underlying products in an applicable geographic region. In estimating future cash flows, we also consider other tangible and intangible assets required for successful development of the resulting technology from the IPR&D projects and adjust future cash flows for a charge reflecting the contribution of these other tangible and intangible assets to the value of the IPR&D projects.

At the time of acquisition, we expect all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these projects will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, failure of clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability is not achieved, we would not realize the original estimated financial benefits expected for these projects. We fund all costs to complete IPR&D projects with internally generated cash flows.

Savacor, Inc.:   In December 2005, we acquired privately-held Savacor to complement our development efforts in heart failure diagnostic and therapy guidance products. At the date of acquisition, $45.7 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The IPR&D acquired related to in-process projects for a device in clinical trials both in the United States and internationally that measures left atrial pressure and body temperature. Through December 29, 2007, we have incurred costs of approximately $11.0 million related to these projects. We expect to incur approximately $29.5 million to bring the device to commercial viability on a worldwide basis within four years. As Savacor was a development-stage company, the excess of the purchase price over the fair value of the net assets acquired was allocated on a pro-rata basis to the net assets acquired. Accordingly, the majority of the excess purchase price was allocated to IPR&D, the principal asset acquired.

Advanced Neuromodulation Systems, Inc.:   In November 2005, we acquired ANS to expand our implantable microelectronics technology programs and provide us with a presence in the neuromodulation segment of the medical device industry. At the date of acquisition, $107.4 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The majority of the IPR&D acquired related to in-process projects for next-generation Eon™ and Genesis® rechargeable IPG devices as well as next-generation leads that deliver electrical impulses to targeted nerves that are causing pain.

A summary of the fair values assigned to each in-process project at the acquisition date and the estimated total cost to complete each project as of December 29, 2007, is presented below (in millions):

Development Projects	Assigned Fair Value	Estimated Total Cost to Complete
Eon™	$67.2	$5.4
Genesis®	15.3	2.0
Leads	23.7	0.1
Other	1.2	—
	$107.4	$7.5

Through December 29, 2007, we have incurred costs of $10.4 million related to these projects. We expect to incur an additional $7.5 million through 2009 to bring these technologies to commercial viability.

Velocimed, LLC:   In April 2005, we acquired Velocimed to further enhance our portfolio of products in the interventional cardiology market. At the date of acquisition, $13.7 million of the purchase price was expensed as IPR&D related to projects for the Proxis™ embolic protection device that had not yet reached technological feasibility in the United States and other geographies and had no future alternative use. The device is used to help minimize the risk of heart attack or stroke if plaque or other debris is dislodged into the blood stream during interventional cardiology procedures. During 2007, we incurred $0.6 million in costs related to these projects and launched the Proxis™ device in the United States.

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

Special Charges (Credits)

(in thousands)	2007	2006	2005
Cost of sales special charges	$38,292	$15,108	$—
Special charges (credits)	85,382	19,719	(11,500)
	$123,674	$34,827	$(11,500)

Fiscal Year 2007

Patent Litigation: In June 2007, we settled the Guidant 2004 Patent Litigation matter (see Note 5 to the Consolidated Financial Statements) and recorded a pre-tax charge of $35.0 million.

Restructuring Activities: In December 2007, management continued its efforts to streamline operations and implemented additional restructuring actions primarily focused at our international locations. As a result, we recorded pre-tax charges totaling $29.1 million in the fourth quarter of 2007 consisting of employee termination costs ($17.9 million) and other costs ($11.2 million). Of the total $29.1 million charge, $5.9 million was recorded in cost of sales. Employee termination costs related to severance and benefits costs for approximately 200 individuals identified for employment termination and were recorded after management determined that such severance and benefits were probable and estimable, in accordance with SFAS No. 112, Employers’ Accounting for Postemployment Benefits. Other costs primarily represented contract termination costs.

A summary of the activity related to our 2007 restructuring accrual is as follows (in thousands):

	Employee termination costs	Other	Total
Balance at December 30, 2006	$—	$—	$—

Restructuring charges	17,916	11,217	29,133
Non-cash charges used	—	(1,354)	(1,354)
Cash payments	(856)	(180)	(1,036)
Balance at December 29, 2007	$17,060	$9,683	$26,743

Impairment Charges: We recorded impairment charges of $23.7 million related to acquired intangible assets associated with a distribution agreement with a supplier of medical products to our Japanese distribution subsidiary. In December 2007, we provided notice to the supplier that we were terminating the distribution agreement. As a result, we recorded an impairment charge to state the related intangible assets at their remaining fair value. We had acquired the intangible assets as part of our acquisition of Getz Bros. Co., Ltd. (Getz Japan) in April 2003. The distribution agreement will terminate in June 2008. We do not expect future revenue or gross profit percentage to be materially impacted from the termination of this distribution agreement.

Additionally, in connection with completing our United States roll-out of the Merlin™ programmer platform for our ICDs and pacemakers during the fourth quarter of 2007, we recorded an $11.8 million special charge in cost of sales to write off the remaining carrying value of older model programmer diagnostic equipment. We also recorded $6.0 million of asset write-offs relating to the carrying value of assets that will no longer be utilized, of which $2.5 million was recorded in cost of sales.

Discontinued Inventory: In the fourth quarter of 2007, we recorded a $14.1 million special charge in cost of sales relating to inventory that would be scrapped in connection with management’s decision to terminate certain product lines in our CV and AF divisions that were redundant with other existing products lines. By eliminating product lines with redundant characteristics, we do not anticipate any material short-term or long-term impact on future revenue or gross profit percentage. In connection with our decision to terminate a distribution agreement in Japan (see Impairment Charges discussed previously), we recorded a $4.0 million special charge in cost of sales to write off the related inventory that will not be sold.

We do not anticipate any material short-term or long-term net cost savings resulting from these special charges as we intend to use the immediate savings to fund investments in research and development and productivity improvements.

Fiscal Year 2006

Restructuring Activities: During the third quarter of 2006, management performed a review of the organizational structure of our former Cardiac Surgery and Cardiology divisions and our international selling organization. In August 2006, management approved restructuring plans to streamline operations within our former Cardiac Surgery and Cardiology divisions by combining them into one new Cardiovascular division and also implemented changes in our international selling organization by enhancing the efficiency and effectiveness of sales and customer service operations in certain international geographies.

As a result of these restructuring plans, we recorded pre-tax special charges totaling $34.8 million in the third quarter of 2006 consisting of employee termination costs ($14.7 million), inventory write-downs ($8.7 million), asset write-downs ($7.3 million) and other exit costs ($4.1 million). Of the total $34.8 million special charge, $15.1 million was recorded in cost of sales. See Note 8 to the Consolidated Financial Statements for further detail on these charges.

In connection with these restructuring plans, approximately 140 individuals were identified for employment termination. In addition, management discontinued certain product lines and disposed of related assets. We discontinued the use of the Getz trademarks in Japan, and wrote off the $4.2 million intangible asset that we acquired in connection with our 2003 acquisition of Getz Japan.

A summary of the activity related to our 2006 restructuring accrual for fiscal years 2007 and 2006 is as follows (in thousands):

	Employee termination costs	Inventory write-downs	Asset write-downs	Other	Total
Balance at December 31, 2005	$—	$—	$—	$—	$—

Restructuring charges	14,710	8,694	7,361	4,062	34,827
Non-cash charges used	—	(8,694)	(7,361)	—	(16,055)
Cash payments	(3,642)	—	—	(586)	(4,228)

Balance at December 30, 2006	11,068	—	—	3,476	14,544

Cash payments	(11,068)	—	—	(3,046)	(14,114)
Balance at December 29, 2007	$—	$—	$—	$430	$430

Fiscal Year 2005

Symmetry™ Bypass System Aortic Connector Litigation:   During the third quarter of 2005, over 90% of the cases and claims asserted involving the Symmetry™ device were resolved. As a result, we reversed $14.8 million of the pre-tax $21.0 million special charge that was recorded in the third quarter of 2004 to accrue for legal fees in connection with claims involving the Symmetry™ device. Additionally, we recorded a pre-tax charge of $3.3 million in the third quarter of 2005 to accrue for settlement costs negotiated in these resolved cases. These adjustments resulted in a net pre-tax benefit of $11.5 million that we recorded in the third quarter of 2005 related to Symmetry™ device product liability litigation. See Note 5 of the Consolidated Financial Statements for further details on the Symmetry™ device litigation.

Other Income (Expense)

(in thousands)	2007	2006	2005
Interest income	$4,374	$9,266	$19,523
Interest expense	(38,229)	(33,883)	(10,028)
Other	(15,343)	2,175	(821)
Other income (expense), net	$(49,198)	$(22,442)	$8,674

The unfavorable change in other income (expense) during 2007 compared to 2006 was primarily the result of a $25.1 million pre-tax impairment loss recorded in other expense related to our investment in ProRhythm. Refer to Note 9 of the Consolidated Financial Statements for further details on the impairment of this investment. Other expense was partially offset by a realized pre-tax gain of $7.9 million related to the sale of our Conor Medical, Inc. common stock investment. Interest expense increased during 2007 compared to 2006 driven by higher average debt balances in 2007. During the first quarter of 2007, we borrowed $350.0 million under an interim liquidity facility and issued additional commercial paper to finance the repurchase of approximately $700 million of our common stock. These borrowings were repaid in April 2007 with proceeds from the issuance of $1.2 billion aggregate principal amount of 1.22% Convertible Debentures. Interest income decreased in 2007 compared to 2006 due to lower average invested cash balances compared to the same periods one year ago.

The unfavorable change in other income (expense) during 2006 as compared with 2005 was due to higher interest expense resulting from our issuance of $660.0 million of 2.80% Convertible Senior Debentures (2.80% Convertible Debentures) in December of 2005 to fund a portion of the ANS acquisition as well as higher commercial paper borrowings to finance the majority of our $700.0 million common stock repurchase in the second quarter of 2006. As we funded a portion of the ANS acquisition and share repurchases with cash from operations, lower average invested cash balances resulted in lower interest income during 2006 compared to 2005.

Income Taxes

(as a percent of pre-tax income)	2007	2006	2005
Effective tax rate	24.9%	23.9%	36.7%

Our effective tax rate was 24.9% in 2007 compared to 23.9% in 2006. Special charges as well as the ProRhythm investment impairment charge favorably impacted the 2007 effective tax rate by 2.1 percentage points while special charges related to 2006 restructuring activities favorably impacted the 2006 effective tax rate by 0.6 percentage points. Refer to Notes 8 and 9 of the Consolidated Financial Statements for further details of these special charges and investment impairment charge, respectively. In 2006, the United States federal extraterritorial income exclusion expired, resulting in a negative impact to our 2007 effective tax rate due to the loss of this tax benefit. In 2006 and 2005, this tax benefit had favorably impacted our effective tax rate by approximately 1 percentage point.

Certain significant items negatively impacted our 2005 effective rate by 13.0 percentage points. Non-deductible IPR&D charges of $179.2 million recorded during 2005 negatively impacted the 2005 effective tax rate by 11.0 percentage points. Additionally, $26.0 million of income tax expense associated with the repatriation of $500 million of cash from outside the United States under the American Jobs Creation Act of 2004 negatively impacted the 2005 effective tax rate by 4.2 percentage points. Partially offsetting these negative impacts was the reversal of $13.7 million of previously recorded tax expense due to the finalization of certain tax examinations, which resulted in a 2.2 percentage point benefit to the 2005 effective tax rate.

Net Earnings

(in thousands, except per share amounts)	2007	2006	2005	2007 vs. 2006 % Change	2006 vs. 2005 % Change
Net earnings	$559,038	$548,251	$393,490	2.0%	39.3%
Diluted net earnings per share	$1.59	$1.47	$1.04	8.2%	41.3%

Net earnings were $559.0 million in 2007, a 2.0% increase over 2006 net earnings of $548.3 million. Diluted net earnings per share were $1.59 in 2007, an 8.2% increase over 2006 diluted net earnings per share of $1.47. Net earnings for 2007 were unfavorably impacted by after-tax special charges totaling $77.2 million and an after-tax investment impairment charge of $15.7 million, for a combined impact of $0.26 per diluted share. The $15.7 million impairment charge related to our ProRhythm investment and was recorded in other income (expense). Refer to the Special Charges (Credits) section for a more detailed discussion of the components related to our special charges. Compared to 2006, the increase in net earnings and diluted net earnings per share were driven primarily by net sales growth in our CRM and AF operating segments. Additionally, the relatively larger increase in our diluted net earnings per share compared to our net earnings growth was primarily a result of our common stock repurchases, resulting in lower shares outstanding. From April 2006 through May 2007, we returned $1.7 billion to shareholders in the form of share repurchases.

Net earnings were $548.3 million in 2006, a 39% increase over 2005 net earnings of $393.5 million. Diluted net earnings per share were $1.47 in 2006, a 41% increase over 2005 diluted net earnings per share of $1.04. Net earnings for 2006 included an after-tax $22.0 million special charge, or $0.06 per diluted share, related to restructuring activities in our former Cardiac Surgery and Cardiology divisions and international selling organization. Compared to 2005 net earnings, 2006 net earnings also included after-tax stock-based compensation expense of $49.4 million, or $0.13 per diluted share, resulting from the adoption of SFAS No. 123(R) on January 1, 2006.

LIQUIDITY

We believe that our existing cash balances, available borrowings under our commercial paper program and future cash generated from operations will be sufficient to meet our working capital and capital investment needs over the next twelve months and in the foreseeable future thereafter. Should suitable investment opportunities arise, we believe that our earnings, cash flows and balance sheet position will permit us to obtain additional debt financing or equity capital, if necessary. Primary short-term liquidity needs are provided through our commercial paper program for which credit support is provided by a long-term $1.0 billion committed credit facility.

At December 29, 2007, our short-term credit ratings were A2 from Standard & Poor’s and P2 from Moody’s. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

At December 29, 2007, a portion of our cash and cash equivalents was held by our non-U.S. subsidiaries. These funds are only available for use by our U.S. operations if they are repatriated into the United States. The funds repatriated would be subject to additional U.S. taxes upon repatriation which could range from 0% to 33% of the amount repatriated. Our repatriation of $500.0 million in 2005 was completed in accordance with the provisions of the American Jobs Creation Act of 2004, which provided a one-time repatriation opportunity that was subject to U.S. taxes of approximately 5%.

A summary of our cash flows from operating, investing and financing activities is provided in the following table (in thousands):

	2007	2006	2005
Net cash provided by (used in):
Operating activities	$865,569	$648,811	$716,313
Investing activities	(306,315)	(325,639)	(1,810,770)
Financing activities	(259,484)	(786,241)	968,170
Effect of currency exchange rate changes on cash and cash equivalents	9,436	8,389	(27,185)
Net increase (decrease) in cash and cash equivalents	$309,206	$(454,680)	$(153,472)

Cash Flows from Operating Activities

Cash provided by operating activities was $865.6 million for 2007 compared to $648.8 million for 2006. Operating cash flows can fluctuate significantly from period to period due to payment timing differences of working capital accounts such as accounts receivable and accounts payable. Operating cash flows improved during 2007 compared to 2006 due to improvements in working capital and increased net earnings driven by net sales growth in our CRM and AF operating segments.

As of December 29, 2007, accounts receivable and inventory increased $92.0 million and $13.7 million, respectively, from December 30, 2006. We use two primary measures that focus on accounts receivable and inventory – days sales outstanding (DSO) and days inventory on hand (DIOH). We use DSO (calculated by dividing ending net accounts receivable by average quarterly daily sales) as a measure that places emphasis on how quickly we collect our accounts receivable balances from customers. We use DIOH (calculated by dividing ending net inventory by the average daily cost of sales for the most recent six months) as a measure that places emphasis on how efficiently we are managing our inventory levels. These measures may not be computed the same as similarly titled measures used by other companies. Although the 2007 accounts receivable balance increased year over year due to higher sales volumes at the end of 2007 compared to 2006, our DSO decreased slightly to 92 days at December 29, 2007 from 93 days at December 30, 2006. We were able to offset inventory increases necessary to support new CRM product introductions and increased sales with more effective inventory management. Accordingly, our DIOH decreased to 152 days at December 29, 2007 from 172 days at December 30, 2006. Special charges recorded in cost of sales reduced our 2007 and 2006 DIOH calculations by 11 days and 6 days, respectively. In 2006, cash provided by operating activities was $648.8 million compared to $716.3 million during 2005. The decrease in 2006 operating cash flows compared to 2005 results from changes in operating assets and liabilities as well as a required change in classification of excess tax benefits from the exercise of stock options that negatively impacted the 2006 year-over-year operating cash flow comparison.

Cash Flows from Investing Activities

Cash used in investing activities was $306.3 million in 2007 compared to $325.6 million in 2006 and $1,810.8 million in 2005. As a result of no significant acquisitions in 2007 or 2006, less cash was used for investing activities compared to 2005, as we paid nearly $1.8 billion for the acquisitions of ANS, ESI, Velocimed and Savacor during 2005. We acquired various businesses involved in the distribution of our products for an aggregate cash consideration of $12.2 million and $38.8 million in 2007 and 2006, respectively. Additionally, during the first quarter of 2007, we received proceeds of $12.9 million upon liquidating our minority interest in Conor Medical, Inc., as a result of its acquisition by Johnson and Johnson, Inc. Beginning in 2006, we began focusing on increasing our investments in property, plant and equipment, including next-generation diagnostic equipment such as our Merlin™ Patient Care System as well as other product growth platforms currently in place, specifically in our CRM and AF operating segments. As a result, capital expenditures totaled $287.2 million and $267.9 million in 2007 and 2006, respectively, compared to $158.8 million in 2005.

Cash Flows from Financing Activities

Cash used in financing activities was $259.5 million and $786.2 million in 2007 and 2006, respectively, compared to cash provided by financing activities of $968.2 million in 2005. Our financing cash flows can fluctuate significantly depending upon our liquidity needs and the amount of stock option exercises. During 2007, we repurchased approximately $1.0 billion of our common stock, which was financed through a portion of the proceeds from the issuance of $1.2 billion of 1.22% Convertible Debentures, proceeds from the issuance of commercial paper and borrowings under an interim liquidity facility. Approximately $700 million of proceeds from the issuance of 1.22% Convertible Debentures were used to repay commercial paper borrowings and borrowings under an interim liquidity facility. We also used $101.0 million of proceeds from the issuance of our 1.22% Convertible Debentures to purchase a call option to receive shares of our common stock. Refer to the Debt and Credit Facilities section for a more detailed discussion of our call option purchase. Upon the adoption of SFAS No. 123(R) at the beginning of fiscal year 2006, excess tax benefits from the exercise of stock options were reflected as a financing cash inflow, which can fluctuate significantly based upon, among other things, the amount and exercise price of stock options exercised and the fair market value of our common stock on the exercise date. During 2006, we repurchased $700.0 million of our common stock and funded the payment of $654.5 million of our 2.80% Convertible Debentures, both of which were primarily financed through proceeds from the issuance of commercial paper.

DEBT AND CREDIT FACILITIES

Total debt increased to $1,388.0 million at December 29, 2007 from $859.4 million at December 30, 2006 primarily due to the issuance of $1.2 billion of 1.22% Convertible Debentures in April 2007.

Our commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. We had no outstanding commercial paper borrowings at December 29, 2007 and $678.4 million of commercial paper borrowings outstanding at December 30, 2006, bearing a weighted average effective interest rate of 5.4%. During 2007 and 2006 we borrowed commercial paper at weighted average effective interest rates of 5.4% and 5.3%, respectively. Any future commercial paper borrowings would bear interest at the applicable then-current market rates. We have a long-term $1.0 billion committed credit facility that we may draw on to support our commercial paper program and for general corporate purposes. Borrowings under this facility bear interest at the United States Dollar London InterBank Offered Rate (LIBOR) plus 0.27%, or in the event over half of the facility is drawn on, LIBOR plus 0.32%. The interest rate is subject to adjustment in the event of a change in our credit ratings. There were no outstanding borrowings under this credit facility during fiscal years 2007 or 2006.

During the first quarter of 2007, we had borrowed $350.0 million under an interim liquidity facility to finance a portion of the common stock repurchases made during the first half of 2007. Borrowings under this liquidity facility bore interest at LIBOR plus 0.35%. On April 25, 2007, this facility expired and we repaid the related outstanding borrowings using a portion of the proceeds from the issuance of the 1.22% Convertible Debentures.

In April 2007, we issued $1.2 billion aggregate principal amount of 1.22% Convertible Debentures that mature on December 15, 2008. Interest payments related to the 1.22% Convertible Debentures are required on a semi-annual basis. We may be required to repurchase some or all of the 1.22% Convertible Debentures for cash upon the occurrence of certain corporate transactions. The 1.22% Convertible Debentures are convertible under certain circumstances for cash and shares of our common stock, if any, at an initial conversion rate of 19.2101 shares of our common stock per $1,000 principal amount of the 1.22% Convertible Debentures (equivalent to an initial conversion price of approximately $52.06 per share). Upon conversion, we are required to satisfy up to 100% of the principal amount of the 1.22% Convertible Debentures solely in cash, with any amounts above the principal amount to be satisfied in shares of our common stock, cash or a combination of common stock and cash, at our election. See Note 4 to the Consolidated Financial Statements for further details on the 1.22% Convertible Debentures.

In connection with the issuance of the 1.22% Convertible Debentures, we purchased a call option for $101.0 million in a private transaction to receive shares of our common stock. The purchase of the call option is intended to offset potential dilution to our common stock upon potential future conversion of the 1.22% Convertible Debentures. The call option is exercisable at approximately $52.06 per share and allows us to receive the same number of shares and/or amount of cash from the counterparty as we would be required to deliver upon potential future conversion of the 1.22% Convertible Debentures. The call option terminates upon the earlier of the conversion date or maturity date of the 1.22% Convertible Debentures.

Separately, we also sold warrants for 23.1 million shares of our common stock in a private transaction and received proceeds of $35.0 million. Over a two-month period beginning in April 2009, we may be required to issue shares of our common stock to the counterparty if the average price of our common stock during a defined period exceeds the warrant exercise price of approximately $60.73 per share.

In December 2005, we issued $660.0 million aggregate principal amount of 2.80% Convertible Debentures that mature in December 2035. At both December 29, 2007 and December 30, 2006, we had $5.5 million of the 2.80% Convertible Debentures outstanding. Interest on the 2.80% Convertible Debentures is payable on a semi-annual basis. Contingent interest of 0.25% is payable in certain circumstances. Holders of the 2.80% Convertible Debentures can require us to repurchase for cash some or all of the 2.80% Convertible Debentures on December 15 in the years 2006, 2008, 2010, 2015, 2020, 2025 and 2030 or upon the occurrence of certain events. In December 2006, holders required us to repurchase $654.5 million of the 2.80% Convertible Debentures for cash. We have the right to redeem some or all of the 2.80% Convertible Debentures for cash at any time. The 2.80% Convertible Debentures are convertible into less than 0.1 million shares of our common stock if the price of our common stock exceeds $64.51 per share. The total number of contingently issuable shares that could be issued to satisfy conversion of the remaining $5.5 million aggregate principal amount of the 2.80% Convertible Debentures is not material.

In May 2003, we issued 7-year, 1.02% Yen-denominated notes in Japan (Yen Notes) totaling 20.9 billion Yen, or $182.5 million at December 29, 2007 and $175.5 million at December 30, 2006. Interest payments are required on a semi-annual basis and the entire principal balance is due in May 2010. The principal amount recorded on our balance sheet fluctuates based on the effects of foreign currency translation.

Our $1.0 billion committed credit facility and Yen Notes contain certain operating and financial covenants. Specifically, the credit facility requires that we have a leverage ratio (defined as the ratio of total debt to EBITDA (net earnings before interest, income taxes, depreciation and amortization)) not exceeding 3.0 to 1.0. The Yen Notes require that we have a ratio of total debt to total capitalization not exceeding 55% and a ratio of consolidated EBIT (net earnings before interest and income taxes) to consolidated interest expense of at least 3.0 to 1.0. Under the credit facility and the Yen Notes we also have certain limitations on additional liens or indebtedness and limitations on certain acquisitions, investments and dispositions of assets. We were in compliance with all of our debt covenants during fiscal years 2007, 2006 and 2005.

SHARE REPURCHASES

On February 22, 2008, our Board of Directors authorized a share repurchase program of up to $250.0 million of our outstanding common stock. The manner, timing and amount of any purchases will be determined by management based on their evaluation of market conditions, stock price and other factors. Repurchases of common stock under this program can be made for general corporate purposes, including offsetting dilution from our stock-based employee compensation plans.

On January 25, 2007, our Board of Directors authorized a share repurchase program of up to $1.0 billion of our outstanding common stock. We began making repurchases under this program on January 29, 2007 and completed the repurchases under the program on May 8, 2007. In total, we repurchased 23.6 million shares for approximately $1.0 billion – $775.3 million of shares in the open market and $224.6 million of shares through a private block trade in connection with the issuance of the 1.22% Convertible Debentures.

On April 18, 2006, our Board of Directors authorized a share repurchase program of up to $700.0 million of our outstanding common stock. The $700.0 million share repurchase program replaced our earlier share repurchase program, under which we were authorized to repurchase up to $300.0 million of our outstanding common stock. No stock was repurchased under the earlier program. We began making share repurchases under the $700.0 million program on April 21, 2006 and completed the repurchases on May 26, 2006. We repurchased the maximum amount authorized by the Board of Directors resulting in 18.6 million shares repurchased for $700.0 million. We funded the share repurchase through cash from operations and proceeds from the issuance of commercial paper.

DIVIDENDS

We did not declare or pay any cash dividends during 2007, 2006 or 2005. We currently intend to retain our earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We believe that our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position or cash flows. Our off-balance sheet arrangements principally consist of operating leases for various facilities and equipment, purchase commitments and contingent acquisition commitments.

In April 2007, we issued $1.2 billion of 1.22% Convertible Debentures that are convertible under certain circumstances for cash and shares of our common stock, if any (see Note 4 to the Consolidated Financial Statements). The convertible features of the 1.22% Convertible Debentures are considered to be an equity-linked derivative which is not required to be reflected in our balance sheet. Due to the call option we purchased to offset potential dilution to our common stock upon potential future conversion of the 1.22% Convertible Debentures, we do not believe that the equity-linked derivative currently exposes us to a material amount of off-balance sheet risk.

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

In addition to the amounts shown in the following table, $95.3 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $17.3 million at December 29, 2007.

A summary of contractual obligations and other minimum commercial commitments as of December 29, 2007 is as follows (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual obligations related to off-balance sheet arrangements:
Operating leases	$95,356	$26,029	$35,759	$20,881	$12,687
Purchase commitments (a)	378,067	314,972	46,781	16,314	—
Contingent consideration payments (b)	189,567	31,637	9,717	82,963	65,250
Total	$662,990	$372,638	$92,257	$120,158	$77,937

Contractual obligations reflected in the balance sheet:
Long-term debt (c)	1,400,141	1,222,082	178,059	—	—
Total	$2,063,131	$1,594,720	$270,316	$120,158	$77,937

(a)

These amounts include commitments for inventory purchases and capital expenditures that do not exceed our projected requirements and are in the normal course of business. The purchase commitment amounts do not represent the entire anticipated purchases and capital expenditures in the future, but only those for which we are contractually obligated.

(b)

These amounts include contingent commitments to acquire various businesses involved in the distribution of our products and other contingent acquisition consideration payments. In connection with certain acquisitions, we may agree to provide additional consideration payments upon the achievement of certain product development milestones, which may include but are not limited to: successful levels of achievement in clinical trials and certain product regulatory approvals. We may also provide for additional consideration payments to be made upon the achievement of certain levels of future product sales. While it is not certain if and/or when these payments will be made, we have included the payments in the table based on our best estimates of the dates when we expect the milestones and/or contingencies will be met.

(c)	These amounts also include scheduled interest payments on our long-term debt. See Note 4 to the Consolidated Financial Statements for additional information on our long-term debt obligations.

MARKET RISK

We are exposed to foreign currency exchange rate fluctuations due to transactions denominated primarily in Euros, Japanese Yen, Canadian Dollars, Brazilian Reals, British Pounds, and Swedish Kronor. In recent years we have not entered into any forward exchange or option contracts, and we do not enter into contracts for trading or speculative purposes. We continue to evaluate our foreign currency exchange rate risk and the different mechanisms for use in managing such risk. A hypothetical 10% change in the value of the U.S. Dollar in relation to our most significant foreign currency exposures would have had an impact of approximately $153 million on our 2007 net sales. This amount is not indicative of the hypothetical net earnings impact due to partially offsetting impacts on cost of sales and operating expenses.

With our acquisition of Getz Japan during 2003, we significantly increased our exposure to foreign currency exchange rate fluctuations due to transactions denominated in Japanese Yen. We elected to naturally hedge a portion of our Yen-denominated net asset exposure by issuing long term Yen-denominated debt, the proceeds of which were used to repay the short-term bank debt that we used to fund a portion of the Getz Japan purchase price. Excess cash flows from our Japan operations will be used to fund principal and interest payments on the Yen Notes. We have not entered into any Yen-denominated hedging contracts to mitigate any remaining foreign currency exchange rate risk. We are also exposed to fair value risk on our Yen Notes. As of December 29, 2007, the fair value of these notes approximated their carrying value. A hypothetical 10% change in interest rates would have an impact of approximately $0.4 million on the fair value of the Yen Notes, which is not material to our consolidated earnings or financial position.

In the United States, we issue short-term, unsecured commercial paper that bears interest at varying market rates. We also have one committed credit facility that has a variable LIBOR-based interest rate. We had no variable interest rate borrowings as of December 29, 2007. A hypothetical 10% change in interest rates assuming an average outstanding borrowing of approximately $355 million during 2007 would have had an impact of approximately $2 million on our 2007 interest expense, which is not material to our consolidated earnings.

We are also exposed to equity market risk on our marketable equity security investments. We hold certain marketable equity securities of emerging technology companies. Our investments in these companies had a fair value of $32.4 million at December 29, 2007, which are subject to the underlying price risk of the public equity markets.

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

Competition is anticipated to continue to place pressure on pricing and terms, including a trend toward vendor-owned (consignment) inventory at hospitals. Also, healthcare reform is expected to result in further hospital consolidations over time with related pressure on pricing and terms.

The ICD and pacemaker markets are highly competitive. Our two principal competitors in these markets are larger than us and have invested substantial amounts in ICD research and development. Rapid technological change in these markets is expected to continue, requiring us to invest heavily in R&D and to effectively market our products.

The cardiovascular market is also highly competitive. The majority of our sales in this market is generated from our vascular closure devices and heart valve replacement and repair products. We continue to hold the number one market position in the vascular closure device market; however, the market for vascular closure devices is highly competitive, and there are several companies, in addition to St. Jude Medical, that manufacture and market these products worldwide. The cardiovascular market also includes cardiac surgery products such as mechanical heart valves, tissue heart valves and valve repair products, which are also highly competitive. Cardiac surgery therapies have shifted to tissue valves and repair products from mechanical heart valves, resulting in an overall market share loss for us.

The atrial fibrillation therapy area is broadening to include multiple therapy methods and treatments which include drugs, percutaneous delivery of diagnostic and ablation catheters, external electrical cardioversion and defibrillation, implantable defibrillators and open-heart surgery. As a result, we have numerous competitors in the emerging atrial fibrillation market. Larger competitors may expand their presence in the atrial fibrillation market by leveraging their cardiac rhythm management capabilities.

The neuromodulation market is one of medical technology’s fastest growing segments. Competitive pressures will increase in the future as our two principal competitors attempt to secure and grow their positions in the neuromodulation market. Other companies are attempting and will attempt in the future to bring new products or therapies into this market. Barriers to entry for new competitors are high, due to a long and expensive product development and regulatory approval process as well as the intellectual property and patent positions existing in the market. However, other larger medical device companies may be able to enter the neuromodulation market by leveraging their existing medical device capabilities, thereby decreasing the time and resources required to enter the market.

We operate in an industry that is susceptible to significant product liability claims. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, product liability claims may be asserted against us in the future relative to events that are not known to us at the present time. Our product liability insurance coverage is designed to help protect us against a catastrophic claim. Our product liability insurance coverage for the period June 15, 2007 through June 15, 2008 is $350 million, with a $50 million per occurrence deductible or a $100 million deductible if the claims are deemed an integrated occurrence under the policies.

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

CAUTIONARY STATEMENTS

In this discussion and in other written or oral statements made from time to time, we have included and may include statements that constitute “forward-looking statements” with respect to the financial condition, results of operations, plans, objectives, new products, future performance and business of St. Jude Medical, Inc. and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “forecast”, “project,” “believe” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. By identifying these statements for you in this manner, we are alerting you to the possibility that actual results may differ, possibly materially, from the results indicated by these forward-looking statements. We undertake no obligation to update any forward-looking statements. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties discussed in the previous section entitled Off-Balance Sheet Arrangements and Contractual Obligations, Market Risk and Competition and Other Considerations and in Part I, Item 1A, Risk Factors of our Annual Report on Form 10-K as well as the various factors described below. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties. We believe the most significant factors that could affect our future operations and results are set forth in the list below.

1.

Any legislative or administrative reform to the U.S. Medicare or Medicaid systems or international reimbursement systems that significantly reduces reimbursement for procedures using our medical devices or denies coverage for such procedures, as well as adverse decisions relating to our products by administrators of such systems on coverage or reimbursement issues.

2.	Assertion, acquisition or grant of key patents by or to others that have the effect of excluding us from market segments or requiring us to pay royalties.
3.	Economic factors, including inflation, contraction in capital markets, changes in interest rates, and changes in foreign currency exchange rates.
4.	Product introductions by competitors that have advanced technology, better features or lower pricing.
5.	Price increases by suppliers of key components, some of which are sole-sourced.
6.	A reduction in the number of procedures using our devices caused by cost-containment pressures or the development of or preferences for alternate therapies.
7.

Safety, performance or efficacy concerns about our products, many of which are expected to be implanted for many years, leading to recalls and/or advisories with the attendant expenses and declining sales.

8.

Declining industry-wide sales caused by product recalls or advisories by our competitors that result in loss of physician and/or patient confidence in the safety, performance or efficacy of sophisticated medical devices in general and/or the types of medical devices recalled in particular.

9.

Changes in laws, regulations or administrative practices affecting government regulation of our products, such as FDA laws and regulations that increase the time and/or expense of obtaining approval for products or impose additional burdens on the manufacture and sale of medical devices.

10.

Regulatory actions arising from concern over Bovine Spongiform Encephalopathy, sometimes referred to as “mad cow disease,” that have the effect of limiting our ability to market products using bovine collagen, such as Angio-Seal™, or products using bovine pericardial material, such as our Bicor® and Epic™ tissue heart valves, or that impose added costs on the procurement of bovine collagen or bovine pericardial material.

11.	Difficulties obtaining, or the inability to obtain, appropriate levels of product liability insurance or the refusal of our insurance carriers to pay for losses we incur.
12.	The ability of our Silzone® product liability insurers to meet their obligations to us.
13.

Severe weather or other natural disasters that cause damage to the facilities of our critical suppliers or one or more of our facilities, such as an earthquake affecting our facilities in California or a hurricane affecting our facilities in Puerto Rico.

14.	Healthcare industry consolidation leading to demands for price concessions and/or limitations on, or the elimination of, our ability to sell in significant market segments.
15.

Adverse developments in investigations and governmental proceedings, including the investigation of business practices in the cardiac rhythm management industry by the U.S. Attorney’s Office in Boston.

16.	Adverse developments in litigation, including product liability litigation, patent or other intellectual property litigation or shareholder litigation.
17.	Inability to successfully integrate the businesses that we have acquired in recent years and that we plan to acquire.
18.	Failure to successfully complete clinical trials for new indications for our products and/or failure to successfully develop markets for such new indications.
19.	Changes in accounting rules that adversely affect the characterization of our results of operations, financial position or cash flows.

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the Company’s management, including the CEO and the CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as of December 29, 2007. Ernst & Young LLP, our independent registered public accounting firm, has also audited the effectiveness of the Company’s internal controls over financial reporting as of December 29, 2007 as stated in their report which is included herein.

/s/	Daniel J. Starks

Daniel J. Starks

Chairman, President and Chief Executive Officer

/s/	John C. Heinmiller

John C. Heinmiller

Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of St. Jude Medical, Inc.

We have audited St. Jude Medical, Inc.’s internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). St. Jude Medical, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on St. Jude Medical, Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, St. Jude Medical, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 29, 2007, and December 30, 2006, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 29, 2007, and our report dated February 27, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

February 27, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of December 29, 2007, and December 30, 2006, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 29, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at December 29, 2007, and December 30, 2006, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, using the modified prospective method. As discussed in Note 10 to the consolidated financial statements, effective December 31, 2006, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), St. Jude Medical Inc.’s internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

February 27, 2008

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share amounts)

Fiscal Year Ended	December 29, 2007	December 30, 2006	December 31, 2005
Net sales	$3,779,277	$3,302,447	$2,915,280
Cost of sales:
Cost of sales before special charges	1,003,302	898,405	796,761
Special charges	38,292	15,108	—
Total cost of sales	1,041,594	913,513	796,761
Gross profit	2,737,683	2,388,934	2,118,519

Selling, general and administrative expense	1,382,466	1,195,030	968,888
Research and development expense	476,332	431,102	369,227
Purchased in-process research and development charges	—	—	179,174
Special charges (credits)	85,382	19,719	(11,500)
Operating profit	793,503	743,083	612,730

Other income (expense), net	(49,198)	(22,442)	8,674
Earnings before income taxes	744,305	720,641	621,404

Income tax expense	185,267	172,390	227,914

Net earnings	$559,038	$548,251	$393,490

Net earnings per share:
Basic	$1.63	$1.53	$1.08
Diluted	$1.59	$1.47	$1.04

Weighted average shares outstanding:
Basic	342,103	359,252	363,612
Diluted	352,444	372,830	379,106

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 29, 2007	December 29, 2006
ASSETS
Current Assets
Cash and cash equivalents	$389,094	$79,888
Accounts receivable, less allowances for doubtful accounts	1,023,952	882,098
Inventories	457,734	452,812
Deferred income taxes, net	110,710	117,330
Other	146,693	158,037
Total current assets	2,128,183	1,690,165

Property, Plant and Equipment
Land, buildings and improvements	300,360	252,285
Machinery and equipment	760,061	626,150
Diagnostic equipment	338,983	282,831
Property, plant and equipment at cost	1,399,404	1,161,266
Less accumulated depreciation	(622,609)	(543,415)
Net property, plant and equipment	776,795	617,851

Other Assets
Goodwill	1,657,313	1,649,581
Other intangible assets, net	498,700	560,276
Other	268,413	271,921
Total other assets	2,424,426	2,481,778
TOTAL ASSETS	$5,329,404	$4,789,794

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,205,498	$—
Accounts payable	188,210	162,954
Income taxes payable	16,458	121,663
Accrued expenses
Employee compensation and related benefits	261,833	217,694
Other	177,230	173,896
Total current liabilities	1,849,229	676,207

Long-term debt	182,493	859,376
Deferred income taxes, net	107,011	163,336
Other liabilities	262,661	121,888
Total liabilities	2,401,394	1,820,807

Commitments and Contingencies (Notes 2 and 5)	—	—

Shareholders' Equity
Preferred stock	—	—
Common stock (342,846,963 and 353,932,000 shares issued and outstanding at December 29, 2007 and December 30, 2006, respectively)	34,285	35,393
Additional paid-in capital	193,662	100,173
Retained earnings	2,600,905	2,787,092
Accumulated other comprehensive income
Cumulative translation adjustment	86,754	23,243
Unrealized gain on available-for-sale securities	12,404	23,086
Total shareholders' equity	2,928,010	2,968,987
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,329,404	$4,789,794

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Number of Shares	Amount
Balance at January 1, 2005	358,760,693	$35,876	$277,147	$—	$1,951,821	$69,084	$2,333,928
Comprehensive income:
Net earnings					393,490		393,490
Other comprehensive income (loss):
Unrealized gain on investments, net of taxes of $3,988						6,223	6,223
Foreign currency translation adjustment, net of taxes of $(1,809)						(83,082)	(83,082)
Other comprehensive loss							(76,859)
Comprehensive income							316,631
Options assumed in business combinations			21,997	(6,152)			15,845
Stock-based compensation			944	511			1,455
Common stock issued under stock plans and other, net	9,143,725	914	125,199				126,113
Tax benefit from stock plans			89,073				89,073
Balance at December 31, 2005	367,904,418	36,790	514,360	(5,641)	2,345,311	(7,775)	2,883,045
Comprehensive income:
Net earnings					548,251		548,251
Other comprehensive income:
Unrealized gain on investments, net of taxes of $929						1,630	1,630
Foreign currency translation adjustment, net of taxes of $(2,179)						52,474	52,474
Other comprehensive income							54,104
Comprehensive income							602,355
Repurchases of common stock	(18,579,390)	(1,858)	(591,672)		(106,470)		(700,000)
Stock-based compensation			70,402				70,402
Reclassification upon adoption of SFAS 123(R)			(5,641)	5,641			—
Common stock issued under stock plans and other, net	4,606,972	461	76,901				77,362
Tax benefit from stock plans			35,823				35,823
Balance at December 30, 2006	353,932,000	35,393	100,173	—	2,787,092	46,329	2,968,987
Comprehensive income:
Net earnings					559,038		559,038
Other comprehensive income (loss):
Unrealized loss on investments, net of taxes of $(3,343)						(5,766)	(5,766)
Reclassification of realized gain to net earnings, net of taxes of $3,013						(4,916)	(4,916)
Foreign currency translation adjustment, net of taxes of $(4,227)						63,511	63,511
Other comprehensive income							52,829
Comprehensive income							611,867
Repurchases of common stock	(23,619,400)	(2,361)	(243,739)		(753,767)		(999,867)
Stock-based compensation			54,540				54,540
Common stock issued under stock plans and other, net	12,534,363	1,253	185,564				186,817
Tax benefit from stock plans			125,234				125,234
Cumulative effect adjustment to retained earnings related to the adoption of FIN 48 (Note 10)					8,542		8,542
Purchase of call options, net of taxes of $(37,890)			(63,150)				(63,150)
Proceeds from the sale of warrants			35,040				35,040
Balance at December 29, 2007	342,846,963	$34,285	$193,662	$—	$2,600,905	$99,158	$2,928,010

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Fiscal Year Ended	December 29, 2007	December 30, 2006	December 31, 2005
OPERATING ACTIVITIES
Net earnings	$559,038	$548,251	$393,490
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	121,688	94,002	76,364
Amortization	75,977	72,810	53,845
Gain on sale of investment	(7,929)	—	—
Stock-based compensation	54,540	70,402	1,455
Excess tax benefits from stock-based compensation	(97,921)	(28,577)
Purchased in-process research and development charges	—	—	179,174
Special charges (credits)	113,768	34,827	(11,500)
Deferred income taxes	(6,229)	(10,927)	4,833
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(91,964)	(54,945)	(138,846)
Inventories	(13,660)	(77,444)	(23,695)
Other current assets	(5,301)	(18,329)	11,767
Accounts payable and accrued expenses	20,815	(29,175)	69,458
Income taxes payable	142,747	47,916	99,968
Net cash provided by operating activities	865,569	648,811	716,313

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(287,157)	(267,896)	(158,768)
Proceeds from the sale of investments	12,929	—	153,389
Business acquisition payments, net of cash acquired	(12,238)	(38,797)	(1,775,527)
Other investing activities, net	(19,849)	(18,946)	(29,864)
Net cash used in investing activities	(306,315)	(325,639)	(1,810,770)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued	186,817	77,362	126,113
Excess tax benefits from stock-based compensation	97,921	28,577	—
Common stock repurchased, including related costs	(999,867)	(700,000)	—
Issuance (repayment) of convertible debentures	1,200,000	(654,502)	660,000
Purchase of call options	(101,040)	—	—
Proceeds from the sale of warrants	35,040	—	—
Borrowings under debt facilities	8,045,869	4,949,101	3,377,775
Payments under debt facilities	(8,724,224)	(4,486,779)	(3,195,718)
Net cash provided by (used in) financing activities	(259,484)	(786,241)	968,170

Effect of currency exchange rate changes on cash and cash equivalents	9,436	8,389	(27,185)
Net increase (decrease) in cash and cash equivalents	309,206	(454,680)	(153,472)
Cash and cash equivalents at beginning of year	79,888	534,568	688,040
Cash and cash equivalents at end of year	$389,094	$79,888	$534,568

Supplemental Cash Flow Information
Cash paid during the year for:
Interest	$32,686	$39,746	$9,392
Income taxes	$100,599	$140,799	$124,515

See notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Overview:   St. Jude Medical, Inc., together with its subsidiaries (St. Jude Medical or the Company) develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiology, cardiac surgery and atrial fibrillation therapy areas and implantable neurostimulation devices for the management of chronic pain. The Company’s four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF) and Advanced Neuromodulation Systems (ANS). At the beginning of its 2007 fiscal year, the Company combined its former Cardiac Surgery and Cardiology operating segments to form the CV operating segment which focuses on the cardiology and cardiac surgery therapy areas. The Company’s principal products in each operating segment are as follows: CRM – tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CV – vascular closure devices and heart valve replacement and repair products; AF – electrophysiology (EP) introducers and catheters, advanced cardiac mapping and navigation systems and ablation systems; and ANS – neurostimulation devices. The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company’s products are the United States, Europe, Japan and Asia Pacific.

Principles of Consolidation:   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year:   The Company utilizes a 52/53-week fiscal year ending on the Saturday nearest December 31st. Fiscal years 2007, 2006 and 2005 consisted of 52 weeks and ended on December 29, 2007, December 30, 2006 and December 31, 2005, respectively.

Reclassifications: Certain prior period reportable segment information (Note 3 and Note 12) has been reclassified to conform to the current year presentation.

Use of Estimates:   Preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents:   The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. The Company’s cash equivalents include bank certificates of deposit, money market funds and instruments and commercial paper investments. The Company performs periodic evaluations of the relative credit standing of the financial institutions and issuers of its cash equivalents and limits the amount of credit exposure with any one issuer.

Marketable securities:   Marketable securities consist of publicly-traded equity securities that are classified as available-for-sale securities and investments in mutual funds that are classified as trading securities. On the balance sheet, available-for-sale securities and trading securities are classified as other current assets and other assets, respectively.

Available-for-sale securities are recorded at fair market value based upon quoted market prices. Unrealized gains and losses, net of related incomes taxes, are recorded in accumulated other comprehensive income in shareholders’ equity. The following table summarizes the components of the balance of the Company’s available-for-sale securities (in thousands):

	December 29, 2007	December 30, 2006
Adjusted cost	$11,920	$15,792
Gross unrealized gains	20,553	38,036
Gross unrealized losses	(54)	(51)
Fair value	$32,419	$53,777

Realized gains (losses) from the sale of available-for-sale securities are recorded in other income (expense) and are computed using the specific identification method. Upon the sale of an available-for-sale security, the unrealized gain (loss) is reclassified out of other accumulated comprehensive income and reflected as a realized gain (loss) in net earnings. During the first quarter of 2007, the Company sold an available-for-sale security, recognizing a realized after-tax gain of $4.9 million. The total pre-tax gain of $7.9 million was recognized as other income (see Note 9). When the fair value of an available-for-sale security falls below its original cost and the Company determines that the corresponding unrealized loss is other-than-temporary, the Company records an impairment loss to net earnings in the period the determination is made. No impairment losses were recorded in 2007 or 2006 relating to available-for-sale securities.

The Company’s investments in mutual funds are recorded at fair market value based upon quoted market prices and are held in a rabbi trust, which is not available for general corporate purposes and is subject to creditor claims in the event of insolvency. These investments are specifically designated as available to the Company solely for the purpose of paying benefits under the Company’s deferred compensation plan (see Note 11). The fair value of these investments totaled approximately $139 million at December 29, 2007 and approximately $106 million at December 30, 2006.

Accounts Receivable:   The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. The allowance for doubtful accounts was $26.7 million at December 29, 2007 and $24.9 million at December 30, 2006.

Inventories:   Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories consisted of the following at (in thousands):

	December 29, 2007	December 30, 2006
Finished goods	$338,195	$315,306
Work in process	32,889	29,844
Raw materials	86,650	107,662
	$457,734	$452,812

Property, Plant and Equipment:   Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 15 to 39 years for buildings and improvements, three to seven years for machinery and equipment and three to five years for diagnostic equipment. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from ICDs and pacemakers. The estimated useful lives of this equipment are based on anticipated usage by physicians and healthcare professionals and management’s expected new technology platforms and rollouts by the Company. To the extent the Company experiences changes in the usage of this equipment or introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $189.5 million and $156.3 million at December 29, 2007 and December 30, 2006, respectively. Property, plant and equipment are depreciated using accelerated methods for income tax purposes.

Goodwill and Other Intangible Assets:   Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist of purchased technology and patents, customer lists and relationships, distribution agreements, trademarks and tradenames and licenses, which are amortized on a straight-line basis using lives ranging from 3 to 20 years.

Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has four reporting units at December 29, 2007, consisting of its four operating segments (see Note 12). The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would complete step 2 in order to measure the impairment loss. In step 2, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference. During the fourth quarters of 2007 and 2006, management completed its annual goodwill impairment review and identified no impairment associated with the carrying values of goodwill.

Management also reviews other intangible assets for impairment at least annually to determine if any adverse conditions exist that would indicate impairment. If the carrying value of other intangible assets exceeds the undiscounted cash flows, the carrying value is written down to fair value in the period identified. In assessing fair value, management generally utilizes present value cash flow calculations using an appropriate risk-adjusted discount rate. During the fourth quarter of 2007, management recorded a $23.7 million intangible asset impairment related to a distribution agreement. Refer to Note 8 for further detail regarding this impairment charge. During the fourth quarter of 2006, management completed its annual other intangible asset impairment review and identified no impairment associated with the carrying values of its other intangible assets.

Product Warranties:   The Company offers a warranty on various products; the most significant warranties relate to pacemaker and ICD systems. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s product warranty liability during fiscal years 2007 and 2006 were as follows (in thousands):

	2007	2006
Balance at beginning of year	$12,835	$19,897
Warranty expense recognized	6,412	(723)
Warranty credits issued	(2,556)	(6,339)
Balance at end of year	$16,691	$12,835

Litigation:   The Company accrues a liability for costs related to claims, including future legal costs, settlements and judgments where it has assessed that a loss is probable and an amount can be reasonably estimated. The Company records a receivable from our product liability insurance carriers for amounts expected to be recovered.

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

The Company’s policy defines IPR&D as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products in an applicable geographic region. In accordance with accounting principles generally accepted in the United States, the value attributed to those projects is expensed in conjunction with the acquisition. The Company recorded IPR&D of $179.2 million in 2005.

The Company uses the income approach to establish the fair value of IPR&D as of the acquisition date. This approach establishes fair value by estimating the after-tax cash flows attributable to a project over its useful life and then discounting these after-tax cash flows back to a present value. The Company bases its revenue assumptions on estimates of relevant market sizes, expected market growth, and trends in technology as well as anticipated product introductions by competitors. In arriving at the value of the projects, the Company considers, among other factors, the stage of completion, the complexity of the work completed, the costs incurred, the projected cost of completion, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used is determined at the time of acquisition and includes consideration of the assessed risk of the project not being developed to commercial feasibility. For the IPR&D acquired in connection with the Company’s 2005 acquisitions, it used risk-adjusted discount rates ranging from 16% to 22% to discount projected cash flows. The Company believes that the IPR&D amounts recorded represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

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

Prior to adopting SFAS No. 123(R) on January 1, 2006, the Company used a graded attribution method, as described in Financial Accounting Standards Board (FASB) Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, to recognize its pro forma stock-based compensation expense. Unrecognized stock-based compensation expense for awards granted prior to the adoption of SFAS No. 123(R) is recognized under the graded attribution method. Stock-based compensation expense for awards granted after the adoption of SFAS No. 123(R) is recognized under a straight-line attribution method.

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

As a result of the adoption of SFAS No. 123(R), the Company’s earnings before income taxes for fiscal years 2007 and 2006 were reduced by $54.5 million and $70.4 million, respectively, and the Company’s net earnings for the same periods were reduced by $38.4 million and $49.4 million, respectively. Basic net earnings per share for fiscal years 2007 and 2006 were reduced by $0.11 and $0.14, respectively, and the Company’s diluted net earnings per share for the same periods were reduced by $0.11 and $0.13, respectively.

The following table illustrates the effect on net earnings and net earnings per share for fiscal year 2005 if the Company had accounted for its stock-based compensation under the fair value recognition provisions of SFAS No. 123 (in thousands, except per share amounts):

2005
Net earnings, as reported	$393,490

Add: Total stock-based compensation expense included in net earnings, net of related tax effects	902
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(45,946)

Pro forma net earnings	$348,446

Net earnings per share:
Basic-as reported	$1.08
Basic-pro forma	$0.96

Diluted-as reported	$1.04
Diluted-pro forma	$0.92

The adoption of SFAS No. 123(R) also had a material impact on the Company’s presentation of its consolidated statement of cash flows. Prior to the adoption of SFAS No. 123(R), stock option exercise tax benefits in excess of tax benefits from recognized stock-based compensation expense were reported as operating cash flows. Under SFAS No. 123(R), such excess tax benefits are reported as financing cash flows. Although total cash flows under SFAS No. 123(R) remain unchanged from what would have been reported under prior accounting standards, net operating cash flows are reduced and net financing cash flows are increased due to the adoption of SFAS No. 123(R). For fiscal years 2007 and 2006, there were excess tax benefits of $97.9 million and $28.6 million, respectively, which were required to be classified as operating cash outflows and financing cash inflows. For fiscal year 2005, there were excess tax benefits of $89.1 million, which were classified as an operating cash inflow as part of the change in income taxes payable.

Net Earnings Per Share:   Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares during the period, exclusive of restricted shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive securities.

The following table sets forth the computation of basic and diluted net earnings per share for fiscal years 2007, 2006 and 2005 (in thousands, except per share amounts):

	2007	2006	2005
Numerator:
Net earnings	$559,038	$548,251	$393,490

Denominator:
Basic-weighted average shares outstanding	342,103	359,252	363,612
Effect of dilutive securities:
Employee stock options	10,249	13,481	15,460
Restricted stock	92	97	34
Diluted-weighted average shares outstanding	352,444	372,830	379,106
Basic net earnings per share	$1.63	$1.53	$1.08
Diluted net earnings per share	$1.59	$1.47	$1.04

Approximately 12.0 million, 13.9 million and 4.9 million shares of common stock subject to employee stock options and restricted stock were excluded from the diluted net earnings per share computation because they were not dilutive during fiscal years 2007, 2006 and 2005, respectively.

Additionally, diluted weighted average shares outstanding have not been adjusted for the Company’s 1.22% Convertible Senior Debentures (1.22% Convertible Debentures) or its 2.80% Convertible Senior Debentures (2.80% Convertible Debentures). As the principal values of the 1.22% Convertible Debentures and 2.80% Convertible Debentures are required to be settled only in cash, the dilutive impact would be equal to the number of shares needed to satisfy their intrinsic values, assuming conversion. The potentially dilutive common shares related to the 1.22% Convertible Debentures and 2.80% Convertible Debentures would only be included in diluted weighted average shares outstanding if the Company’s average stock price was greater than the conversion prices of $52.06 and $64.51, respectively.

Diluted weighted average shares outstanding have also not been adjusted for the warrants the Company sold in April 2007. The potentially dilutive common shares to be issued under the warrants would only be included in diluted weighted average shares outstanding if the Company’s average stock price was greater than the warrant exercise price of $60.73. The dilutive impact would be equal to the number of shares needed to satisfy the intrinsic value of the warrants, assuming exercise.

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

New Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 applies only to fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is expected to increase the consistency of those measurements. SFAS No. 157, as issued, is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) SFAS No. 157-2, Effective Date of FASB Statement No. 157 (FSP SFAS No. 157-2) that deferred of the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities. Accordingly, the Company adopted certain parts of SFAS No. 157 at the beginning of fiscal year 2008 and the remaining parts of SFAS No. 157 will be adopted by the Company at the beginning of fiscal year 2009. The 2008 fiscal year adoption did not result in a material impact to the Company’s financial statements. The Company is evaluating the impact of the remaining parts of SFAS No. 157 that will be adopted in fiscal year 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141(R)). SFAS No. 141(R) amends SFAS No. 141, Business Combinations and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. Some of the revised guidance of SFAS No. 141(R) includes initial capitalization of acquired IPR&D, expensing transaction and acquired restructuring costs and recording contingent consideration payments at fair value with subsequent adjustments recorded to net earnings. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively to business combinations that are consummated after adoption of SFAS No. 141(R).

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS No. 160). SFAS No. 160 establishes new standards that will govern the accounting for and reporting of noncontrolling interests in partially owned subsidiaries. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements shall be applied prospectively. As of December 29, 2007, the Company does not have any partially owned consolidated subsidiaries and therefore, does not expect an impact related to the adoption of this accounting standard.

In August 2007, the FASB issued an exposure draft of FSP Accounting Principles Board (APB) Opinion No. 14-a, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (FSP APB No. 14-a). The proposed FSP requires the proceeds from the issuance of such convertible debt instruments to be allocated between a liability and an equity component in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest expense is recognized in subsequent periods. The resulting debt discount would be amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. As originally proposed in the exposure draft, the change in accounting treatment would be effective for fiscal years beginning after December 15, 2007, and applied retrospectively to prior periods. If ultimately adopted as proposed, this FSP would change the accounting treatment for our 1.22% Convertible Debentures and 2.80% Convertible Debentures, which were issued in April 2007 and December 2005, respectively (see Note 4). The impact of this new accounting treatment could be significant and result in a material increase to non-cash interest expense for financial statements covering past and future periods. In November 2007, the FASB announced that it expected to begin its redeliberations of the proposed FSP in January 2008. (As of February 15, 2008, the FASB has not yet scheduled redeliberations of FSP APB No. 14-a.) As a result, final guidance will not be issued until sometime in 2008, and the Company believes it is unlikely the proposed effective date for fiscal years beginning after December 15, 2007 will be retained. Until the final FSP is ultimately adopted and issued by the FASB, the Company cannot determine the exact impact of the change in accounting treatment.

NOTE 2 – ACQUISITIONS

The results of operations of businesses acquired have been included in the Company’s consolidated results of operations since the dates of acquisition. Other than the acquisition of ANS, pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in aggregate.

Fiscal Year 2007

During 2007, the Company acquired businesses involved in the distribution of the Company’s products for aggregate cash consideration of $12.2 million, which was recorded within other intangible assets.

Fiscal Year 2006

Advanced Neuromodulation Systems, Inc.:   During 2006, the Company finalized the purchase price allocation relating to the acquisition of ANS. The impacts of finalizing the purchase price allocation, individually and in the aggregate, were not material. Overall, the Company recorded a $2.9 million net increase to ANS goodwill upon finalization of the purchase accounting.

During 2006, the Company also acquired businesses involved in the distribution of the Company’s products for aggregate cash consideration of $38.8 million, which was recorded within other intangible assets.

Fiscal Year 2005

Advanced Neuromodulation Systems, Inc.:   On November 29, 2005, the Company completed its acquisition of ANS for $1,353.9 million, which included closing costs less $5.1 million of cash acquired. The ANS acquisition did not provide for the payment of any contingent consideration. ANS had been publicly traded on the NASDAQ market under the ticker symbol ANSI. ANS designs, develops, manufactures and markets implantable neurostimulation devices used to manage chronic pain. The ANS acquisition expanded the Company’s implantable microelectronics technology programs and provided the Company a presence in the neuromodulation segment of the medical device industry. The Company recorded an IPR&D charge of $107.4 million associated with this transaction.

The goodwill recorded as a result of the ANS acquisition is not deductible for income tax purposes and was allocated entirely to the Company’s ANS operating segment. The goodwill recognized represents future product opportunities that did not have regulatory approval at the date of acquisition. In connection with the acquisition of ANS, the Company recorded $249.3 million of developed and core technology intangible assets and $23.3 million of trademarks and tradenames. Collectively, these acquired intangible assets have estimated useful lives of 15 years.

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

The following unaudited pro forma information presents the consolidated results of operations of the Company and ANS as if the acquisition of ANS had occurred at the beginning of fiscal year 2005 (in thousands, except per share amounts):

Unaudited
2005
Revenue	$3,043,422
Net earnings	432,218

Net earnings per share:
Basic	$1.19
Diluted	$1.14

Pro forma adjustments relate to amortization of identified intangible assets, interest expense resulting from acquisition financing and certain other adjustments together with related income tax effects. Pro forma net earnings for 2005 include the $107.4 million IPR&D charge that was a direct result of the acquisition. Pro forma net earnings for 2005 also include an $85.2 million pre-tax gain on the sale of ANS’s investment in common stock of Cyberonics, Inc., which was recorded by ANS in their historical 2005 results of operations. The unaudited pro forma consolidated results of operations are for comparative purposes only and are not necessarily indicative of results that would have occurred had the acquisition occurred as of the beginning of fiscal year 2005, nor are they necessarily indicative of future results.

Endocardial Solutions, Inc. (ESI):   On January 13, 2005, the Company completed its acquisition of ESI for $279.4 million, which included closing costs less $9.4 million of cash acquired. ESI had been publicly traded on the NASDAQ market under the ticker symbol ECSI. ESI developed, manufactured and marketed the EnSite® system used for the navigation and localization of diagnostic and therapeutic catheters used by physician specialists to diagnose and treat cardiac rhythm disorders. The Company acquired ESI to strengthen its portfolio of products used to treat heart rhythm disorders. The Company recorded an IPR&D charge of $12.4 million associated with this transaction.

The goodwill recorded as a result of the ESI acquisition is not deductible for income tax purposes and was allocated entirely to the Company’s AF operating segment. The goodwill recognized represents future product opportunities that did not have regulatory approval at the date of acquisition. In connection with the acquisition of ESI, the Company recorded $39.2 million of developed and core technology intangible assets that have estimated useful lives of 15 years and $7.5 million of customer relationship and distribution agreement intangible assets that have estimated useful lives of five years.

Velocimed, LLC (Velocimed):   On April 6, 2005, the Company completed its acquisition of the businesses of Velocimed for $70.9 million, which included closing costs less $6.7 million of cash acquired. Velocimed developed and manufactured specialty interventional cardiology devices. The Company acquired Velocimed to strengthen its portfolio of products in the interventional cardiology market. The Company recorded an IPR&D charge of $13.7 million associated with this transaction.

The goodwill recorded as a result of the Velocimed acquisition is not deductible for income tax purposes and was allocated entirely to the Company’s CV operating segment. The goodwill recognized represents future product opportunities that did not have regulatory approval at the date of acquisition. In connection with the acquisition of Velocimed, the Company recorded $61.9 million of developed and core technology intangible assets that have estimated useful lives of 15 years.

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

Savacor, Inc. (Savacor):   On December 30, 2005, the Company acquired Savacor for $49.7 million which included closing costs less $0.4 million in cash acquired, plus additional contingent payments related to product development milestones for regulatory approvals and revenues in excess of minimum future targets. Savacor was a development-stage company focused on the development of a device that measures left atrial pressure and body temperature to help physicians detect and manage symptoms associated with progressive heart failure. The Company recorded an IPR&D charge of $45.7 million associated with this transaction.

As Savacor was a development-stage company, the excess of the purchase price over the fair value of the net assets acquired was allocated on a pro-rata basis to the net assets acquired. Accordingly, the majority of the excess purchase price was allocated to IPR&D, the principal asset acquired.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of significant acquisitions made by the Company in fiscal year 2005 (in thousands):

	ANS	ESI	Velocimed	Savacor	Total Activity
Current assets	$247,316	$13,617	$1,232	$—	$262,165
Goodwill	826,698	201,511	8,223	—	1,036,432
Other intangible assets	272,600	46,700	61,900	—	381,200
IPR&D	107,400	12,400	13,700	45,674	179,174
Deferred income taxes	—	23,139	—	4,120	27,259
Other long-term assets	35,660	2,981	1,842	105	40,588
Total assets acquired	$1,489,674	$300,348	$86,897	$49,899	$1,926,818

Current liabilities	$28,746	$20,948	$3,832	$245	$53,771
Deferred income taxes	106,392	—	12,202	—	118,594
Other liabilities	603	—	—	—	603
Total liabilities assumed	135,741	20,948	16,034	245	172,968
Net assets acquired	$1,353,933	$279,400	$70,863	$49,654	$1,753,850

During 2005, the Company entered into two additional business combinations for a total purchase price of $14.9 million, net of cash acquired. The Company also acquired businesses involved in the distribution of the Company’s products in 2005 for aggregate cash consideration of $17.8 million which was recorded as other intangible assets.

NOTE 3 – GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for each of the Company’s reportable segments for the fiscal years ended December 29, 2007 and December 30, 2006 was as follows (in thousands):

	CRM/ANS	CV/AF	Total
Balance at December 31, 2005	$1,181,088	$453,885	$1,634,973
Foreign currency translation	5,934	250	6,184
Velocimed	—	5,457	5,457
ANS	2,870	—	2,870
Other	—	97	97
Balance at December 30, 2006	1,189,893	459,688	1,649,581
Foreign currency translation	7,079	653	7,732
Balance at December 29, 2007	$1,196,972	$460,341	$1,657,313

The following table provides the gross carrying amount of other intangible assets and related accumulated amortization (in thousands):

	December 29, 2007		December 30, 2006
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Purchased technology and patents	$473,430	$102,119	$472,874	$70,422
Customer lists and relationships	153,388	51,055	140,061	34,963
Distribution agreements	3,879	754	41,986	15,683
Trademarks and tradenames	23,300	3,236	23,300	1,682
Licenses and other	2,870	1,003	7,348	2,543
	$656,867	$158,167	$685,569	$125,293

Amortization expense of other intangible assets was $53.9 million, $50.1 million, and $30.1 million for fiscal years 2007, 2006, and 2005, respectively. During the fourth quarter of 2007, the Company recorded impairment charges of $23.7 million related to acquired intangible assets associated with a terminated distribution agreement (see Note 8). The gross carrying values and related accumulated amortization were written off in the fourth quarter of 2007.

The following table presents expected future amortization expense for amortizable intangible assets. Actual amounts of amortization expense may differ due to additional intangible assets acquired and foreign currency translation impacts. Expected future amortization expense for amortizable intangible assets is as follows (in thousands):

	2008	2009	2010	2011	2012	After 2012
Amortization expense	$52,256	$48,946	$47,400	$47,072	$44,674	$258,352

NOTE 4 – DEBT

The Company’s long-term debt consisted of the following (in thousands):

	December 29, 2007	December 30, 2006
1.22% Convertible senior debentures	$1,200,000	$—
2.80% Convertible senior debentures	5,498	5,498
Commercial paper borrowings	—	678,350
1.02% Yen-denominated notes	182,493	175,523
Other	—	5
Total long-term debt	1,387,991	859,376
Less: current portion of long-term debt	1,205,498	—
Long-term debt	$182,493	$859,376

Total debt increased to $1,388.0 million at December 29, 2007 from $859.4 million at December 30, 2006 primarily due to the issuance of $1.2 billion of 1.22% Convertible Debentures in April 2007.

1.22% Convertible Senior Debentures: In April 2007, the Company issued $1.2 billion aggregate principal amount of 1.22% Convertible Debentures that mature on December 15, 2008. Interest on the 1.22% Convertible Debentures is payable on June 15 and December 15 of each year. Holders may require the Company to repurchase some or all of the 1.22% Convertible Debentures for cash upon the occurrence of certain corporate transactions, such as a change in control. Holders may convert their 1.22% Convertible Debentures at an initial conversion rate of 19.2101 shares per $1,000 principal amount of the 1.22% Convertible Debentures (equivalent to an initial conversion price of approximately $52.06 per share) under the following circumstances: (1) during any fiscal quarter after June 30, 2007, if the closing price of the Company’s common stock is greater than 130% of the conversion price for 20 trading days during a specified period; (2) if the trading price of the 1.22% Convertible Debentures falls below a certain threshold; (3) on or after October 15, 2008; or (4) upon the occurrence of certain corporate transactions. Upon conversion, the Company is required to satisfy 100% of the principal amount of the 1.22% Convertible Debentures solely in cash, with any amounts above the principal amount to be satisfied in shares of the Company’s common stock, cash or a combination of common stock and cash, at the Company’s election. If certain corporate transactions, such as a change in control, occur on or prior to December 15, 2008, the Company will in certain circumstances increase the conversion rate by a number of additional shares of common stock or, in lieu thereof, the Company may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the 1.22% Convertible Debentures are convertible into shares of the acquiring or surviving company.

The 1.22% Convertible Debentures are unsecured and unsubordinated obligations and rank equal in right of payment with all of the Company’s existing and future unsecured and unsubordinated indebtedness and junior in right of payment to all of the Company’s existing and future secured debt as well as all liabilities of the Company’s subsidiaries. The 1.22% Convertible Debentures will be effectively subordinated to the claims of creditors, including trade creditors, of the Company’s subsidiaries.

In connection with the issuance of the 1.22% Convertible Debentures, the Company purchased a call option in a private transaction to receive shares of its common stock. The purchase of the call option is intended to offset potential dilution to the Company’s common stock upon potential future conversion of the 1.22% Convertible Debentures. The call option is exercisable at approximately $52.06 per share and allows the Company to receive the same number of shares and/or amount of cash from the counterparty as the Company would be required to deliver upon potential future conversion of the 1.22% Convertible Debentures. The call option terminates upon the earlier of the conversion date or maturity date of the 1.22% Convertible Debentures. The Company paid $101.0 million for the call option which was recorded as a reduction ($63.2 million, net of tax benefit) to shareholders’ equity.

Separately, the Company also sold warrants for approximately 23.1 million shares of its common stock in a private transaction. Over a two-month period beginning in April 2009, the Company may be required to issue shares of its common stock to the counterparty if the average price of the Company’s common stock during a defined period exceeds the warrant exercise price of approximately $60.73 per share. The Company received proceeds of $35.0 million from the sale of these warrants, which were recorded as an increase to shareholders’ equity.

2.80% Convertible Senior Debentures:   In December 2005, the Company issued $660.0 million aggregate principal amount of 30-year 2.80% Convertible Debentures. The Company has the right to redeem some or all of the 2.80% Convertible Debentures for cash at any time. Interest on the 2.80% Convertible Debentures is payable on June 15 and December 15 of each year. Contingent interest of 0.25% is payable in certain circumstances. Holders of the 2.80% Convertible Debentures can require the Company to repurchase for cash some or all of the 2.80% Convertible Debentures on December 15 in the years 2006, 2008, 2010, 2015, 2020, 2025 and 2030. In December 2006, holders required the Company to repurchase $654.5 million of the 2.80% Convertible Debentures for cash. As of December 29, 2007, $5.5 million aggregate principal amount of the 2.80% Convertible Debentures remains outstanding. The remaining holders may convert each of the $1,000 principal amounts of the 2.80% Convertible Debentures into 15.5009 shares of the Company’s common stock (an initial conversion price of approximately $64.51) under certain circumstances. The total number of contingently issuable shares that could be issued to satisfy conversion of the remaining $5.5 million aggregate principal amount of the 2.80% Convertible Debentures is not material.

Commercial paper borrowings:   The Company’s commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. The Company had no outstanding commercial paper borrowings at December 29, 2007 and $678.4 million of commercial paper borrowings outstanding at December 30, 2006, that bore a weighted average effective interest rate of 5.4%. During 2007 and 2006 the Company borrowed commercial paper at weighted average effective interest rates of 5.4% and 5.3%, respectively. Any future commercial paper borrowings would bear interest at the applicable then-current market rates. The Company classifies all of its commercial paper borrowings as long-term debt as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed credit facility.

1.02% Yen-denominated notes:   In May 2003, the Company issued 7-year, 1.02% unsecured notes totaling 20.9 billion Yen, or $182.5 million at December 29, 2007 and $175.5 million at December 30, 2006. Interest payments are required on a semi-annual basis and the entire principal balance is due in May 2010. The principal amount recorded on the balance sheet fluctuates based on the effects of foreign currency translation. As of December 29, 2007, the fair value of these notes approximated their carrying value.

Credit facilities:   In December 2006, the Company entered into a 5-year, $1.0 billion committed credit facility that it may draw on for general corporate purposes and to support its commercial paper program. Borrowings under this facility bear interest at the United States Dollar London InterBank Offered Rate (LIBOR) plus 0.27%, or in the event over half of the facility is drawn on, LIBOR plus 0.32%. The interest rate is subject to adjustment in the event of a change in the Company’s credit ratings. The Company has the option for borrowings to bear interest at a base rate, as further-described in the facility agreement. There were no outstanding borrowings under this credit facility during fiscal years 2007 or 2006.

During the first quarter of 2007, the Company borrowed $350.0 million under an interim liquidity facility to finance a portion of its common stock repurchases made during the first half of 2007. Borrowings under this liquidity facility bore interest at a weighted average effective interest rate of 5.7%. On April 25, 2007, this facility expired and the Company repaid the related outstanding borrowings using a portion of the proceeds from the issuance of the 1.22% Convertible Debentures.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various facilities and equipment under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $26.0 million in 2008; $19.2 million in 2009; $16.6 million in 2010; $12.1 million in 2011; $8.8 million in 2012; and $12.7 million in years thereafter. Rent expense under all operating leases was $27.4 million, $24.6 million, and $23.0 million in fiscal years 2007, 2006, and 2005, respectively.

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

Subsequent to the Company’s voluntary field action, the Company has been sued in various jurisdictions beginning in March 2000 by some patients who received a product with Silzone® coating and, as of February 15, 2008, such cases are pending in the United States, Canada, and France. Some of these claimants allege bodily injuries as a result of an explant or other complications, which they attribute to Silzone®-coated products. Others, who have not had their Silzone®-coated heart valve explanted, seek compensation for past and future costs of special monitoring they allege they need over and above the medical monitoring all other replacement heart valve patients receive. Some of the lawsuits seeking the cost of monitoring have been initiated by patients who are asymptomatic and who have no apparent clinical injury to date. The Company has vigorously defended against the claims that have been asserted and expects to continue to do so with respect to any remaining claims.

In 2001, the U.S. Judicial Panel on Multi-District Litigation (MDL) ruled that certain lawsuits filed in U.S. federal district court involving products with Silzone® coating should be part of MDL proceedings in the U.S. District Court in Minnesota (the District Court). As a result, actions in federal court involving products with Silzone® coating have been and will likely continue to be transferred to the District Court for coordinated or consolidated pretrial proceedings.

The District Court ruled against the Company on the issue of preemption by finding that the plaintiffs’ causes of action were not preempted by the U.S. Food and Drug Act. The Company sought to appeal this ruling, but the appellate court determined that it would not review the ruling at that point in the proceedings.

In October 2001, eight class-action complaints were consolidated into one class action case by the District Court. One proposed class in the consolidated complaint seeks injunctive relief in the form of medical monitoring. A second class in the consolidated complaint seeks an unspecified amount of monetary damages. The Company requested the Eighth Circuit Court of Appeals (the Eighth Circuit) to review the District Court’s class certification orders and, in October 2005, the Eighth Circuit issued a decision reversing the District Court’s class certification rulings. More specifically, the Eighth Circuit ruled that the District Court erred in certifying a consumer protection class seeking damages based on Minnesota’s consumer protection statutes, and required the District Court in further proceedings to conduct a thorough conflicts-of-law analysis as to each plaintiff class member before applying Minnesota law. In addition, the Eighth Circuit reversed the District Court’s certification of a medical monitoring class involving the products with Silzone® coating.

In October 2006, the District Court granted plaintiffs’ renewed motion to certify a nationwide consumer protection class under Minnesota’s consumer protection statutes and Private Attorney General Act. The Eighth Circuit accepted appellate review of the District Court’s decision, and the oral argument in this appeal occurred in October 2007. A decision from the Eighth Circuit is expected in 2008.

In addition to the purported class action before the District Court, as of February 15, 2008, there were 8 individual Silzone® cases pending in federal court which are currently proceeding in accordance with the scheduling orders the District Court rendered. Plaintiffs in those cases are each requesting damages ranging from $10 thousand to $120.5 million and, in some cases, seeking an unspecified amount. The most recent individual complaint that was transferred to the MDL court was served upon the Company in December 2007.

There are 19 individual state court suits concerning Silzone®-coated products pending as of December 29, 2007, involving 29 patients. These cases are venued in Minnesota, Oklahoma, Nevada and Texas. The complaints in these state court cases are requesting damages ranging from $10 thousand to $100 thousand and, in some cases, seek an unspecified amount. The most recent individual state court complaint was served upon the Company in February 2008. These state court cases are proceeding in accordance with the orders issued by the judges in those matters.

In addition, a lawsuit seeking a class action for all persons residing in the European Economic Union member jurisdictions who have had a heart valve replacement and/or repair procedure using a product with Silzone® coating was filed in Minnesota state court and served upon the Company in February 2004 by two European citizens who now reside in Canada. The complaint seeks damages in an unspecified amount for the class, and in excess of $50 thousand for each plaintiff. The complaint also seeks injunctive relief in the form of medical monitoring. The Company is opposing the plaintiffs’ pursuit of this case on jurisdictional, procedural and substantive grounds.

In Canada, there are also four class-action cases and one individual case pending against the Company. In one such case in Ontario, the court certified that a class action involving Silzone® patients may proceed, and the trial of the initial phase of this matter is scheduled for March 2009. A second case seeking class action status in Ontario has been stayed pending resolution of the other Ontario action. A case filed as a class action in British Columbia remains pending. A court in Quebec has certified a class action, and that matter is proceeding in accordance with the court orders. Additionally, in December 2005, the Company was served with a lawsuit by the Quebec Provincial health insurer to recover the cost of insured services furnished or to be furnished to class members in the class action pending in Quebec. The complaints in these cases request damages ranging from 1.5 million to 2.0 billion Canadian Dollars (the equivalent to $1.5 million to $2.0 billion at December 29, 2007).

In France, one case involving one plaintiff is pending as of February 15, 2008. In November 2004, an Injunctive Summons to Appear was served, requesting damages in excess of 3 million Euros (the equivalent to $4.3 million at December 29, 2007).

The Company is not aware of any unasserted claims related to Silzone®-coated products. Company management believes that the final resolution of the Silzone® cases will take a number of years.

The Company has recorded an accrual for probable legal costs that it will incur to defend the various cases involving Silzone®-coated products, and the Company has recorded a receivable from its product liability insurance carriers for amounts expected to be recovered. The Company has not accrued for any amounts associated with settlements or judgments because potential losses cannot be reasonably estimated. Based on the Company’s experience in these types of individual cases, the amount ultimately paid, if any, often does not bear any relationship to the amount claimed by the plaintiffs and is often significantly less than the amount claimed. Management expects that any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered by the Company’s product liability insurance policies or existing reserves will not have a material adverse effect on the Company’s consolidated financial position, although such costs may be material to the Company’s consolidated earnings and cash flows of a future period. As of December 29, 2007, the Company’s Silzone® litigation reserve was $26.9 million and its receivable from insurance carriers was $21.6 million.

A summary of the activity relating to the Silzone® litigation reserve for the fiscal years ended December 29, 2007 and December 30, 2006 is as follows (in thousands):

Balance at December 31, 2005	$34,907

Accrued costs	7,000
Cash payments	(2,413)
Balance at December 30, 2006	39,494

Accrued costs adjustment	(9,000)
Cash payments	(3,591)
Balance at December 29, 2007	$26,903

The Company’s remaining product liability insurance ($104.1 million at January 25, 2008) for Silzone® claims consists of a number of layers, each of which is covered by one or more insurance companies.

After the present layer of product liability insurance, under which the Company’s insurers have been covering certain Silzone® defense and indemnity costs, the Company has a $50 million layer of insurance, which is covered by American Insurance Company (AIC). In December 2007, AIC initiated a lawsuit in Minnesota Federal District Court seeking a court order declaring that it is not required to provide coverage for a portion of the Silzone® litigation defense and indemnity expenses that the Company may incur in the future. The Company believes the claims of AIC are without merit and plans to vigorously defend against the claims it has asserted. For all Silzone® legal costs incurred, the Company records insurance receivables for the amounts that it expects to recover.

Part of the Company’s final layer of insurance ($20.0 million of the final $50.0 million layer) is covered by Lumberman’s Mutual Casualty Insurance, a unit of the Kemper Insurance Companies (collectively referred to as Kemper). Prior to being no longer rated by A.M. Best, Kemper’s financial strength rating was downgraded to a “D” (poor). Kemper is currently in “run off,” which means it is no longer issuing new policies, and therefore, is not generating any new revenue that could be used to cover claims made under previously-issued policies. In the event Kemper is unable to pay claims directed to it, the Company believes the other insurance carriers in the final layer of insurance will take the position that the Company will be directly liable for any claims and costs that Kemper is unable to pay. It is possible that Silzone® costs and expenses will reach the limit of the final Kemper layer of insurance coverage, and it is possible that Kemper will be unable to meet its full obligations to the Company. Therefore, the Company could incur an expense up to $20.0 million. The Company has not accrued for any such losses as potential losses are possible, but not reasonably estimable at this time.

Symmetry™ Bypass System Aortic Connector (Symmetry™ device) Litigation: Since August 2003, when the first lawsuit against the Company involving the Symmetry™ device was filed, the Company has successfully resolved all outstanding claims. The Company expects that any remaining costs (the components of which are settlements, judgments, legal fees and other related defense costs) will not have a material adverse effect on the Company’s consolidated earnings, financial position or cash flows.

Guidant 1996 Patent Litigation:  In November 1996, Guidant Corporation (Guidant), which became a subsidiary of Boston Scientific Corporation (Boston Scientific) in 2006, sued the Company in federal district court for the Southern District of Indiana alleging that the Company did not have a license to certain patents controlled by Guidant covering tachycardia ICDs and alleging that the Company was infringing those patents.

Guidant’s original suit alleged infringement of four patents by the Company. Guidant later dismissed its claim on the first patent and the district court ruled that the second patent was invalid, and this ruling was later upheld by the Court of Appeals for the Federal Circuit (CAFC). The third patent was found to be invalid by the district court in post-trial rulings. The fourth patent (the ‘288 patent) was initially found to be invalid by the district court judge, but the CAFC reversed this decision in August 2004. The case was returned to the district court in November 2004. The district court issued rulings on claims construction and a response to motions for summary judgment in March 2006. Guidant’s special request to appeal certain aspects of these rulings was rejected by the CAFC. In March 2007, the district court judge responsible for the case granted summary judgment in favor of the Company, ruling that the only remaining patent claim (the ‘288 patent) asserted against the Company in the case was invalid. In April 2007, Guidant appealed the district court’s March 2007 and March 2006 rulings. A decision from the CAFC is expected in 2008.

The ‘288 patent expired in December 2003. Accordingly, the final outcome of the litigation involving the ‘288 patent cannot result in an injunction precluding the Company from selling ICD products in the future. Sales of the Company’s ICD products in which Guidant asserts infringement of the ‘288 patent were approximately 18% and 16% of the Company’s consolidated net sales during fiscal years 2003 and 2002, respectively. Additionally, based on a July 2006 agreement, in exchange for the Company’s agreement not to pursue the recovery of attorneys’ fees or assert certain claims and defenses, Guidant agreed it would not seek recovery of lost profits, prejudgment interest or a royalty rate in excess of 3% of net sales for any patents found to be infringed upon by the Company. This agreement had the effect of limiting the Company’s financial exposure. However, any potential losses arising from any legal settlements or judgments could be material to the Company’s consolidated earnings, financial position and cash flows. The Company has not accrued any amounts for legal settlements or judgments related to the Guidant 1996 patent litigation. Although the Company believes that the assertions and claims in the Guidant 1996 patent litigation are without merit, potential losses arising from any legal settlements or judgments are possible, but not reasonably estimable at this time.

Guidant 2004 Patent Litigation:  In February 2004, Guidant sued the Company in federal district court in Delaware alleging that the Company’s Epic® HF ICD, Atlas®+ HF ICD and Frontier™ devices infringe U.S Patent No. RE 38,119E (the ‘119 patent). In July 2006, Guidant and the Company entered into an agreement on how the parties would litigate the case and which legal defenses would be used. This agreement had the effect of limiting the Company’s financial and operational exposure. This matter was set for trial in August 2007, but in June 2007, Mirowski Family Ventures, L.L.C. (MFV), a co-plaintiff in the case, entered into a settlement agreement with the Company, fully resolving this patent litigation matter. Pursuant to the July 2006 agreement between the Company and Guidant, the settlement agreement with MFV also fully resolved the Company’s related ‘119 patent litigation with Guidant. In connection with settling this patent litigation with MFV and Guidant, the Company made a $35.0 million payment on June 29, 2007, which was recorded as a special charge in the second quarter of 2007. The Company had not previously accrued any amounts for legal settlements or judgments because although potential losses arising from any settlements or judgments were possible, they were not estimable prior to the June settlement.

Ohio OIG Investigation:  In July 2007, the Company received a civil subpoena from the U.S. Department of Health and Human Services, Office of the Inspector General (OIG), requesting documents regarding the Company’s relationships with ten Ohio hospitals during the period from 2003 through 2006. The Company is cooperating with the investigation and is in the process of responding to the subpoena.

Boston U.S. Attorney Investigation:  In October 2005, the U.S. Department of Justice, acting through the U.S. Attorney’s office in Boston, commenced an industry-wide investigation into whether the provision of payments and/or services by makers of ICDs and pacemakers, to doctors or other persons constitute improper inducements under the federal health care program anti-kickback law. As part of this investigation, the Company received a civil subpoena from the U.S. Attorney’s office in Boston requesting documents created since January 2000 regarding the Company’s practices related to ICDs, pacemakers, lead systems and related products marketed by the Company’s Cardiac Rhythm Management segment. The Company understands that its principal competitors in the cardiac rhythm management therapy areas received similar civil subpoenas. The Company received an additional subpoena from the U.S. Attorney’s office in Boston in September 2006, requesting documents created since January 2002 related to certain employee expense reports and certain ICD and pacemaker purchasing arrangements. The Company is cooperating with the investigation and has been producing documents and witnesses as requested.

ANS OIG Investigation:  In January 2005, prior to being acquired by the Company, ANS received a subpoena from the OIG requesting documents related to certain of its sales and marketing, reimbursement, Medicare and Medicaid billing, and other business practices. On July 2, 2007, ANS finalized a settlement agreement with the OIG to resolve this investigation. The agreement provided for a payment of $3.0 million to the OIG, which the Company had previously accrued. Additionally, ANS entered into a three-year Corporate Integrity Agreement, under which ANS committed to further enhance its compliance program.

French Competition Investigation:  In January 2007, the French Council of Competition issued a Statement of Objections alleging that the Company’s subsidiary, St. Jude Medical France, had agreed with other suppliers of certain medical devices in France to collectively refrain from responding to a 2001 tender conducted by a group of hospital centers in France. In December 2007, the French Council of Competition issued a finding that assessed a fine against the Company, the amount of which was immaterial to the Company’s consolidated earnings, financial position and cash flows. Appeals have now been filed by several of the parties to this proceeding.

Securities Class Action Litigation:  In April and May 2006, five shareholders, each purporting to act on behalf of a class of purchasers during the period January 25 through April 4, 2006 (the Class Period), separately sued the Company and certain of its officers in federal district court in Minnesota alleging that the Company made materially false and misleading statements during the Class Period relating to financial performance, projected earnings guidance and projected sales of ICDs. The complaints, all of which seek unspecified damages and other relief, as well as attorneys’ fees, have been consolidated. The Company filed a motion to dismiss which was denied by the district court in March 2007. The Company intends to vigorously defend against the claims asserted in these actions. The Company’s directors and officers liability insurance provides $75 million of insurance coverage for the Company, the officers and the directors, after a $15 million self-insured retention level has been reached.

Derivative Action: In February 2007, a derivative action was filed in state court in Minnesota which purported to bring claims belonging to the Company against the Company’s Board of Directors and various officers and former officers for alleged malfeasance in the management of the Company. The claims are based on substantially the same allegations as those underlying the securities class action litigation described above. The defendants (consisting of the Company’s Board of Directors and various officers and former officers) filed a motion to dismiss, and in June 2007, the state court granted the motion, thus dismissing the entire derivative case for failure of the complainant to make a demand on the Board. In September 2007, the plaintiff sent a shareholder demand letter to the Board. The Board thoroughly considered the letter at its October 25, 2007 Board meeting and determined to request that the complainant provide it with details to substantiate the allegations. The Board intends to thoroughly evaluate the allegations, and determine whether or not to pursue the claims, once the complainant has provided the requested information.

The Company is also involved in various other product liability lawsuits, claims and proceedings that arise in the ordinary course of business.

NOTE 6 – SHAREHOLDERS’ EQUITY

Capital Stock:  The Company’s authorized capital consists of 25 million shares of $1.00 per share par value preferred stock and 500 million shares of $0.10 per share par value common stock. There were no shares of preferred stock issued or outstanding during 2007, 2006 or 2005.

Shareholders’ Rights Plan:   On July 15, 2007, the Company’ shareholder rights plan expired. The Company may choose to adopt a new shareholder rights plan in the future.

Share Repurchases:  On February 22, 2008, the Company’s Board of Directors authorized a share repurchase program of up to $250.0 million of the Company’s outstanding common stock. The manner, timing and amount of any purchases will be determined by management based on their evaluation of market conditions, stock price and other factors. Repurchases of common stock under this program can be made for general corporate purposes, including offsetting dilution from stock-based employee compensation plans.

On January 25, 2007, the Company’s Board of Directors authorized a share repurchase program of up to $1.0 billion of the Company’s outstanding common stock. The Company began its repurchases under this program on January 29, 2007 and completed its repurchases under the program on May 8, 2007. The Company repurchased nearly the $1.0 billion amount authorized by the Board of Directors, $775.3 million of shares in the open market and $224.6 million of shares through a private block trade in connection with the issuance of the 1.22% Convertible Debentures. In total, the Company repurchased 23.6 million shares which were recorded as a $246.1 million aggregate reduction of common stock and additional paid-in capital and a $753.8 million reduction in retained earnings.

On April 18, 2006, the Company’s Board of Directors authorized a share repurchase program of up to $700.0 million of the Company’s outstanding common stock. The $700.0 million share repurchase program replaced an earlier share repurchase program, under which the Company was authorized to repurchase up to $300.0 million of its outstanding common stock. No stock had been repurchased under the earlier program. The Company began making share repurchases on April 21, 2006, and as of May 26, 2006, had repurchased the maximum amount authorized by the Board of Directors under the repurchase program. The Company repurchased 18.6 million shares, for a total of $700.0 million which was recorded as a $593.5 million aggregate reduction of common stock and additional paid-in capital and a $106.5 million reduction in retained earnings.

NOTE 7 – STOCK-BASED COMPENSATION

Stock Compensation Plans

The Company’s stock compensation plans provide for the issuance of stock-based awards, such as restricted stock or stock options, to directors, officers, employees and consultants. Stock option awards under these plans have an exercise price equal to the fair market value on the date of grant, and generally, an eight-year contractual life and four-year vesting term. Since 2000, all stock option awards have been granted with an eight-year contractual term regardless of the maximum allowable under the plan. Restricted stock awards under these plans generally vest over a four-year period. During the vesting period, ownership of the shares cannot be transferred. Restricted stock is considered issued and outstanding at the grant date and has the same dividend and voting rights as other common stock. Directors can elect to receive half or their entire annual retainer in the form of a restricted stock grant with a six-month vesting term. At December 29, 2007, the Company had 3.5 million shares of common stock available for stock option grants under these plans. The Company has the ability to grant a portion of the remaining shares in the form of restricted stock. Specifically, in lieu of granting up to 2.4 million stock options under these plans, the Company may grant up to 0.8 million restricted stock awards (for certain grants of restricted stock awards, the number of shares available are reduced by three shares). Additionally, in lieu of granting up to 0.1 million stock options under these plans, the Company may grant up to 0.1 million restricted stock awards (for certain grants of restricted stock awards, the number of shares available are reduced by one share). The remaining 1.0 million shares of common stock are available for stock option grants.

The Company also has an Employee Stock Purchase Plan (ESPP) that allows participating employees to purchase newly issued shares of the Company’s common stock at a discount through payroll deductions. The ESPP consists of a 12-month offering period whereby employees can purchase shares at 85% of the market value at either the beginning of the offering period or the end of the offering period, whichever price is lower. The maximum number of shares that employees can purchase is established at the beginning of the offering period. Employees purchased 0.7 million, 0.5 million, and 0.6 million shares in 2007, 2006, and 2005, respectively. At December 29, 2007, 4.3 million shares of common stock were available for future purchases under the ESPP.

Valuation Assumptions

The Company uses the Black-Scholes standard option pricing model (Black-Scholes model) to determine the fair value of stock options and ESPP purchase rights. The determination of the fair value of the awards on the date of grant using the Black-Scholes model is affected by the Company’s stock price as well as assumptions of other variables, including projected employee stock option exercise behaviors, risk-free interest rate, expected volatility of the Company’s stock price in future periods and expected dividend yield. The weighted average fair values of ESPP purchase rights granted to employees during fiscal years 2007, 2006, and 2005 were $12.07, $10.12, and $12.38, respectively. The fair value of restricted stock is based on the Company’s closing stock price on the date of grant. The weighted average fair values of restricted stock granted during fiscal years 2007, 2006, and 2005 were $47.13, $34.04, and $47.85, respectively.

The following table provides the weighted average fair value of stock options granted to employees during fiscal years 2007, 2006, and 2005 and the related weighted average assumptions used in the Black-Scholes model:

	2007	2006	2005
Fair value of options granted	$13.13	$11.23	$14.71
Assumptions used:
Expected life (years)	4.2	4.1	4.4
Risk-free interest rate	3.6%	4.5%	4.4%
Volatility	33.4%	27.8%	26.1%
Dividend yield	0%	0%	0%

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

Risk-free interest rate: The rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity equal to or approximating the expected life of the options.

Volatility: The Company estimates the expected volatility of its common stock by using the implied volatility in market traded options in accordance with SEC Staff Accounting Bulletin No. 107, Share-Based Payment, which expressed the views of the SEC staff regarding the application of SFAS No. 123(R). The Company’s decision to use implied volatility was based on the availability of actively traded options for the Company’s common stock and the Company’s assessment that implied volatility is more representative of future stock price trends than the historical volatility of the Company’s common stock. Prior to adopting SFAS No. 123(R), the Company used historical volatility to determine the expected volatility.

Dividend yield: The Company does not anticipate paying any cash dividends in the foreseeable future and therefore a dividend yield of zero is assumed.

Stock Option and Restricted Stock Activity

The following table summarizes stock option activity under all stock compensation plans, including options assumed in connection with acquisitions, during the fiscal year ended December 29, 2007:

	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (years)	Aggregate Instrinsic Value (in thousands)
Outstanding at December 30, 2006	45,902	$25.400
Granted	5,412	40.58
Canceled	(1,186)	40.15
Exercised	(11,803)	13.90
Outstanding at December 29, 2007	38,325	$30.63	4.4	$443,324
Vested or expected to vest at December 29, 2007	35,575	$29.77	4.2	$439,687
Exercisable at December 29, 2007	26,501	$25.83	3.2	$427,181

The aggregate intrinsic value of options outstanding and options exercisable is based on the Company’s closing stock price on the last trading day of the fiscal year for in-the-money options. The total intrinsic value of options exercised during fiscal years 2007, 2006 and 2005 was $335.5 million, $105.6 million and $252.4 million, respectively.

The following table summarizes restricted stock activity under all stock compensation plans, including restricted stock assumed in connection with acquisitions, during the year ended December 29, 2007:

	Restricted Stock (in thousands)	Weighted Average Grant Price
Unvested balance at December 30, 2006	210	$47.88
Granted	23	41.42
Vested	(77)	47.32
Canceled	(14)	48.17
Unvested balance at December 29, 2007	142	$47.13

In connection with the acquisition of ANS in November 2005, the Company issued 209,364 shares of replacement St. Jude Medical restricted stock at a weighted average grant price of $48.17, which vest over a four year period. The total fair value of restricted stock vested during fiscal years 2007, 2006 and 2005 was $3.3 million, $0.6 million and $0.6 million, respectively.

At December 29, 2007, there was $108.1 million of total unrecognized stock-based compensation expense, adjusted for estimated forfeitures, which is expected to be recognized over a weighted average period of 2.9 years and will be adjusted for any future changes in estimated forfeitures.

NOTE 8 – PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D) AND SPECIAL CHARGES (CREDITS)

IPR&D Charges

The Company is responsible for the valuation of purchased in-process research and development. The fair value assigned to IPR&D is estimated by discounting each project to its present value using the after-tax cash flows expected to result from the project once it has reached technological feasibility. The Company discounts the after-tax cash flows using an appropriate risk-adjusted rate of return (ANS – 17%, Velocimed – 22%, ESI – 16%) that takes into account the uncertainty surrounding the successful development of the projects through obtaining regulatory approval to market the underlying products in an applicable geographic region. In estimating future cash flows, the Company also considers other tangible and intangible assets required for successful development of the resulting technology from the IPR&D projects and adjusts future cash flows for a charge reflecting the contribution of these other tangible and intangible assets to the value of the IPR&D projects.

At the time of acquisition, the Company expects all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these projects will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, failure of clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability is not achieved, the Company would not realize the original estimated financial benefits expected for these projects. The Company funds all costs to complete IPR&D projects with internally generated cash flows.

Savacor, Inc.:   In December 2005, the Company acquired privately-held Savacor to complement the Company’s development efforts in heart failure diagnostic and therapy guidance products. At the date of acquisition, $45.7 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The IPR&D acquired relates to in-process projects for a device in clinical trials both in the United States and internationally that measures left atrial pressure and body temperature. Through December 29, 2007, the Company has incurred costs of approximately $11.0 million related to these projects. The Company expects to incur approximately $29.5 million to bring the device to commercial viability on a worldwide basis within four years. As Savacor is a development-stage company, the excess of the purchase price over the fair value of the net assets acquired is allocated on a pro-rata basis to the net assets acquired. Accordingly, the majority of the excess purchase price was allocated to IPR&D, the principal asset acquired.

Advanced Neuromodulation Systems, Inc.:   In November 2005, the Company acquired ANS to expand the Company’s implantable microelectronics technology programs and provide the Company a presence in the neuromodulation segment of the medical device industry. At the date of acquisition, $107.4 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The majority of the IPR&D acquired relates to in-process projects for next-generation Eon™ and Genesis® rechargeable implantable pulse generator (IPG) devices as well as next-generation leads that deliver electrical impulses to targeted nerves that are causing pain.

A summary of the fair values assigned to each in-process project acquired as of the acquisition date and the estimated total cost to complete each project as of December 29, 2007 is presented below (in millions):

Development Projects	Assigned Fair Value	Estimated Total Cost to Complete
Eon™	$67.2	$5.4
Genesis®	15.3	2.0
Leads	23.7	0.1
Other	1.2	—
	$107.4	$7.5

Through December 29, 2007, the Company has incurred costs of $10.4 million related to these projects. The Company expects to incur an additional $7.5 million through 2009 to bring these technologies to commercial viability.

Velocimed, LLC:   In April 2005, the Company acquired the business of Velocimed to further enhance the Company’s portfolio of products in the interventional cardiology market. At the date of acquisition, $13.7 million of the purchase price was expensed as IPR&D related to projects for the Proxis™ embolic protection device that had not yet reached technological feasibility in the U.S. and other geographies, and had no future alternative use. The device is used to help minimize the risk of heart attack or stroke if plaque or other debris is dislodged into the blood stream during interventional cardiology procedures. During 2007, the Company incurred $0.6 million in costs related to these projects and launched the Proxis™ device in the United States.

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

Special Charges (Credits)

Fiscal Year 2007

Patent Litigation: In June 2007, the Company settled the Guidant 2004 Patent Litigation matter (see Note 5) and recorded a pre-tax charge of $35.0 million.

Restructuring Activities: In December 2007, Company management continued its efforts to streamline its operations and implemented additional restructuring actions primarily focused at international locations. As a result, the Company recorded pre-tax charges totaling $29.1 million in the fourth quarter of 2007 consisting of employee termination costs ($17.9 million) and other costs ($11.2 million). Of the total $29.1 million charge, $5.9 million was recorded in cost of sales. Employee termination costs related to severance and benefits costs for approximately 200 individuals identified for employment termination and were recorded after management determined that such severance and benefits were probable and estimable, in accordance with SFAS No. 112, Employers’ Accounting for Postemployment Benefits. Other costs primarily represented contract termination costs.

A summary of the activity related to the 2007 restructuring accrual is as follows (in thousands):

	Employee termination costs	Other	Total
Balance at December 30, 2006	$—	$—	$—

Restructuring 2007 charges	17,916	11,217	29,133
Non-cash charges used	—	(1,354)	(1,354)
Cash payments	(856)	(180)	(1,036)
Balance at December 29, 2007	$17,060	$9,683	$26,743

Impairment Charges: The Company recorded impairment charges of $23.7 million related to acquired intangible assets associated with a distribution agreement with a supplier of medical products to the Company’s Japanese distribution subsidiary. In December 2007, the Company provided notice to the supplier that it was terminating the distribution agreement. As a result, the Company recorded an impairment charge to state the related intangible assets at their remaining fair value. The Company had acquired these intangible assets as part of its acquisition of Getz Bros. Co., Ltd. (Getz Japan) in April 2003. The distribution agreement will terminate in June 2008.

Additionally, in connection with the Company completing its United States roll-out of the Merlin™ programmer platform for its ICDs and pacemakers during the fourth quarter of 2007, the Company recorded an $11.8 million special charge in cost of sales to write off the remaining carrying value of older model programmer diagnostic equipment. The Company also recorded $6.0 million of asset write-offs relating to the carrying value of assets that will no longer be utilized, of which $2.5 million was recorded in cost of sales.

Discontinued Inventory: In the fourth quarter of 2007, the Company recorded a $14.1 million special charge in cost of sales relating to inventory that would be scrapped in connection with the Company’s decision to terminate certain product lines in its CV and AF divisions that were redundant with other existing products lines. Additionally, in connection with the Company’s decision to terminate a distribution agreement in Japan (see Impairment Charges discussed previously), the Company recorded a $4.0 million special charge in cost of sales to write off the related inventory that will not be sold.

In order to enhance segment comparability and reflect management’s focus on the ongoing operations of the Company, the 2007 special charges have not been recorded in the individual reportable segments.

Fiscal Year 2006

Restructuring Activities: During the third quarter of 2006, Company management performed a review of the organizational structure of the Company’s former Cardiac Surgery and Cardiology divisions and its international selling organization. In August 2006, Company management approved restructuring plans to streamline operations within its former Cardiac Surgery and Cardiology divisions, combining them into one new Cardiovascular division and also implemented changes in its international selling organization to enhance the efficiency and effectiveness of sales and customer service operations in certain international geographies.

As a result of these restructuring plans, the Company recorded pre-tax special charges totaling $34.8 million in the third quarter of 2006 consisting of employee termination costs ($14.7 million), inventory write-downs ($8.7 million), asset write-downs ($7.3 million) and other exit costs ($4.1 million). Of the total $34.8 million special charge, $15.1 million was recorded in cost of sales. In order to enhance segment comparability and reflect management’s focus on the ongoing operations of the Company, the 2006 special charges have not been recorded in the individual reportable segments.

Employee termination costs related to severance and benefits costs for approximately 140 individuals. The charges for employee termination costs were recorded after management determined that such severance and benefits were probable and estimable, in accordance with SFAS No. 112, Employers’ Accounting for Postemployment Benefits. Inventory write-downs represented the net carrying value of inventory related to product lines discontinued in connection with the reorganization. Asset write-downs represented the net book value of assets that will no longer be utilized as a result of the reorganization and restructuring, including $4.2 million of trademarks acquired in connection with the Company’s 2003 acquisition of Getz Japan as well as other assets related to product lines discontinued in connection with the reorganization. Other exit costs primarily represented contract termination costs.

A summary of the activity related to the 2006 restructuring accrual for fiscal years 2007 and 2006 is as follows (in thousands):

	Employee termination costs	Inventory write-downs	Asset write-downs	Other	Total
Balance at December 31, 2005	$—	$—	$—	$—	$—

Restructuring charges	14,710	8,694	7,361	4,062	34,827
Non-cash charges used	—	(8,694)	(7,361)	—	(16,055)
Cash payments	(3,642)	—	—	(586)	(4,228)

Balance at December 30, 2006	11,068	—	—	3,476	14,544

Cash payments	(11,068)	—	—	(3,046)	(14,114)

Balance at December 29, 2007	$—	$—	$—	$430	$430

Fiscal Year 2005

Symmetry™ Bypass System Aortic Connector Litigation: During the third quarter of 2005, over 90% of the cases and claims asserted involving the Symmetry™ device were resolved. As a result, the Company reversed $14.8 million of the pre-tax $21.0 million special charge that was recorded in the third quarter of 2004 to accrue for legal fees in connection with claims involving the Symmetry™ device. Additionally, the Company recorded a pre-tax charge of $3.3 million in the third quarter of 2005 to accrue for settlement costs negotiated in these related cases. These adjustments resulted in a net pre-tax benefit of $11.5 million that the Company recorded in the third quarter of 2005 related to Symmetry™ device product liability litigation. See Note 5 for further details on the Symmetry™ device litigation.

NOTE 9 – OTHER INCOME (EXPENSE), NET

The Company’s other income (expense) consisted of the following (in thousands):

	2007	2006	2005
Interest income	$4,374	$9,266	$19,523
Interest expense	(38,229)	(33,883)	(10,028)
Other	(15,343)	2,175	(821)
Other income (expense), net	$(49,198)	$(22,442)	$8,674

In the fourth quarter of 2007, the Company determined that its cost method equity investment in ProRhythm, Inc. (ProRhythm) was impaired and that this impairment was other-than-temporary. The Company had previously invested an aggregate total of $25.1 million in 2005 and 2006 with a total ownership interest of 18%. The Company also had the exclusive right, but not the obligation, to acquire the remaining capital stock of ProRhythm for $125.0 million in cash.

ProRhythm filed for Chapter 11 Bankruptcy protection in December 2007. Prior to declaring bankruptcy, based on its understanding of ProRhythm’s efforts to raise additional capital, the Company expected that the carrying amount of its investment would be recoverable upon a liquidation or sale of ProRhythm. As a result of the bankruptcy proceedings, the Company’s exclusive right to acquire ProRhythm in addition to other agreements, were rejected. The resulting changes in the Company’s shareholder rights in ProRhythm changed the Company’s expectations that the carrying amount of its investment in ProRhythm would be recoverable. Given these events, the Company evaluated the fair value its investment and concluded that it was impaired. The total impairment charge of $25.1 million was recorded in other expense. The Company also recorded a realized pre-tax gain of $7.9 million in other income related to the sale of the Company’s Conor Medical, Inc. common stock investment in the first quarter of 2007.

NOTE 10 – INCOME TAXES

The Company’s earnings before income taxes were generated from its U.S. and international operations as follows (in thousands):

	2007	2006	2005
U.S.	$550,522	$554,581	$347,281
International	193,783	166,060	274,123
Earnings before income taxes	$744,305	$720,641	$621,404

Income tax expense consisted of the following (in thousands):

	2007	2006	2005
Current:
U.S. federal	$141,997	$144,115	$158,075
U.S. state and other	12,421	12,121	22,881
International	37,078	27,081	42,125
Total current	191,496	183,317	223,081

Deferred	(6,229)	(10,927)	4,833
Income tax expense	$185,267	$172,390	$227,914

The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial statement purposes were as follows (in thousands):

	2007	2006
Deferred income tax assets:
Net operating loss carryforwards	$9,524	$24,060
Tax credit carryforwards	45,584	36,160
Inventories	97,930	101,530
Stock-based compensation	35,232	20,686
Accrued liabilities and other	109,047	41,847
Deferred income tax assets	297,317	224,283
Deferred income tax liabilities:
Unrealized gain on available-for-sale securities	(8,095)	(14,733)
Property, plant and equipment	(92,731)	(51,174)
Intangible assets	(192,792)	(204,382)
Deferred income tax liabilities	(293,618)	(270,289)
Net deferred income tax asset (liability)	$3,699	$(46,006)

The Company has not recorded any valuation allowance for its deferred tax assets as of December 29, 2007 or December 30, 2006 as the Company believes that its deferred tax assets, including the net operating loss and tax credit carryforwards, will be fully realized based upon its estimates of future taxable income.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

	2007	2006	2005
Income tax expense at the U.S. federal statutory rate of 35%	$260,507	$252,225	$217,491
U.S. state income taxes, net of federal tax benefit	14,747	14,105	16,225
International taxes at lower rates	(59,154)	(46,448)	(47,606)
Tax benefits from extraterritorial income exclusion	—	(9,625)	(9,143)
Tax benefits from domestic manufacturer's deduction	(5,414)	(5,230)	(3,955)
Research and development credits	(28,007)	(25,435)	(23,509)
Non-deductible IPR&D charges	—	—	68,086
Section 965 repatriation	—	—	26,000
Finalization of tax examinations	—	—	(13,700)
Other	2,588	(7,202)	(1,975)
Income tax expense	$185,267	$172,390	$227,914

Effective income tax rate	24.9%	23.9%	36.7%

The Company’s 2007 effective tax rate compared to 2006 was negatively impacted by the loss of the tax benefit for the U.S. federal extraterritorial income exclusion, which expired at the end of 2006. The Company’s effective income tax rate is favorably affected by Puerto Rican tax exemption grants, which result in Puerto Rico earnings being partially tax exempt through the year 2018.

At December 29, 2007, the Company has $20.6 million of U.S. federal net operating loss carryforwards and $1.9 million of U.S. tax credit carryforwards that will expire from 2021 through 2025 if not utilized. The Company also has state net operating loss carryforwards of $26.1 million that will expire from 2010 through 2013 and tax credit carryforwards of $67.1 million that have an unlimited carryforward period. These amounts are subject to annual usage limitations. The Company’s net operating loss carryforwards arose primarily from acquisitions.

The Company has not recorded U.S. deferred income taxes on $725.9 million of its non-U.S. subsidiaries’ undistributed earnings, because such amounts are intended to be reinvested outside the United States indefinitely.

At the beginning of fiscal year 2007, the Company adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The adoption of FIN 48 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows and has been incorporated into its critical accounting policies and estimates. Upon adoption of FIN 48, the Company recorded an $8.5 million decrease to its liability for unrecognized income tax benefits, which was recorded as an adjustment to the opening balance of retained earnings. Additionally, the Company reclassified the liability for unrecognized income tax benefits from current to non-current liabilities because payment is not anticipated within one year. These adjustments and reclassifications were recorded in accordance with the transition provisions of FIN 48.

The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

Balance at December 30, 2006	$83,082
Increases related to current year tax positions	10,236
Increases related to prior year tax positions	7,571
Reductions related to prior year tax positions	(409)
Reductions related to settlements / payments	(1,130)
Expiration of the statute of limitations for the assessment of taxes	(4,090)
Balance at December 29, 2007	$95,260

At December 29, 2007, the entire unrecognized tax benefits of $95.3 million would reduce the Company’s annual effective tax rate, if recognized. The Company had approximately $17.3 million accrued for interest and penalties at the end of fiscal year 2007, and recognizes interest and penalties related to income tax matters in income tax expense. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

The Company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for all tax years through 2001. Federal income tax returns for 2002 - 2005 are currently under examination. Substantially all material foreign, state, and local income tax matters have been concluded for all tax years through 1999.

NOTE 11 – RETIREMENT PLANS

Defined Contribution Plans:   The Company has a 401(k) profit sharing plan that provides retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to Internal Revenue Service limitations, with the Company matching a portion of the employees’ contributions. The Company also contributes a portion of its earnings to the plan based upon Company performance. The Company’s matching and profit sharing contributions are at the discretion of the Company’s Board of Directors. In addition, the Company has defined contribution programs for employees in certain countries outside the United States. Company contributions under all defined contribution plans totaled $54.9 million, $47.1 million and $38.0 million in 2007, 2006 and 2005, respectively.

The Company has a non-qualified deferred compensation plan that provides certain officers and employees the ability to defer a portion of their compensation until a later date. The deferred amounts and earnings thereon are payable to participants, or designated beneficiaries, at specified future dates upon retirement, death or termination from the Company. The deferred compensation liability, which is classified as other liabilities, was approximately $139 million and $106 million at December 29, 2007 and December 30, 2006, respectively.

Defined Benefit Plans:   The Company has funded and unfunded defined benefit plans for employees in certain countries outside the United States. The Company had an accrued liability totaling $26.8 million and $23.8 million at December 29, 2007 and December 30, 2006, respectively, which approximated the actuarially calculated unfunded liability. The related pension expense was not material.

NOTE 12 – SEGMENT AND GEOGRAPHIC INFORMATION

Segment Information:  The Company’s four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF), and Advanced Neuromodulation Systems (ANS). The primary products produced by each operating segment are: CRM – ICDs and pacemakers; CV – vascular closure devices and heart valve replacement and repair products; AF – EP introducers and catheters, advanced cardiac mapping and navigation systems and ablation systems; and ANS – neurostimulation devices.

The Company has aggregated the four operating segments into two reportable segments based upon their similar operational and economic characteristics: CRM/ANS and CV/AF. Net sales of the Company’s reportable segments include end-customer revenues from the sale of products they each develop and manufacture or distribute. The costs included in each of the reportable segments’ operating results include the direct costs of the products sold to end-customers and operating expenses managed by each of the reportable segments. Certain operating expenses managed by our selling and corporate functions, including all stock-based compensation expense, impairment charges and special charges for 2007 and 2006 have not been recorded in the individual reportable segments. As a result, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments. Additionally, certain assets are managed by the Company’s selling and corporate functions, principally including end-customer receivables, inventory, corporate cash and cash equivalents and deferred income taxes. For management reporting purposes, the Company does not compile capital expenditures by reportable segment; therefore, this information has not been presented as it is impracticable to do so.

The following table presents certain financial information by reportable segment (in thousands):

	CRM/ANS		CV/AF		Other	Total
Fiscal Year 2007
Net sales	$2,577,975		$1,201,302		$—	$3,779,277
Operating profit	1,576,439		579,325		(1,362,261)	793,503
Depreciation and amortization expense	96,764		35,731		65,170	197,665
Total assets	1,977,174		769,194		2,583,036	5,329,404

Fiscal Year 2006
Net sales	$2,235,128		$1,067,319		$—	$3,302,447
Operating profit	1,337,479		502,244		(1,096,640)	743,083
Depreciation and amortization expense	86,563		33,232		47,017	166,812
Total assets	1,893,200		800,907		2,095,687	4,789,794

Fiscal Year 2005
Net sales	$1,949,828		$965,452		$—	$2,915,280
Operating profit	1,045,274	(a)	449,081	(b)	(881,625)	612,730
Depreciation and amortization expense	63,067		29,168		37,974	130,209
Total assets	1,848,847		768,041		2,227,952	4,844,840

(a)	Included in CRM/ANS 2005 operating profit are IPR&D charges of $107.4 million and $45.7 million relating to the acquisitions of ANS and Savacor, respectively.
(b)

Included in CV/AF 2005 operating profit are IPR&D charges of $13.7 million and $12.4 million relating to the acquisitions of Velocimed and ESI, respectively. Also included is an $11.5 million special credit relating to a reversal of a portion of accrued Symmetry™ device legal costs, net of settlement costs.

Net sales by class of similar products for the respective fiscal years were as follows (in thousands):

Net Sales	2007	2006	2005
Cardiac rhythm management	$2,368,081	$2,055,765	$1,924,846
Cardiovascular	790,630	741,612	711,642
Atrial fibrillation	410,672	325,707	253,810
Advanced neuromodulation systems	209,894	179,363	24,982
	$3,779,277	$3,302,447	$2,915,280

Geographic Information:   The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company’s products are the United States, Europe, Japan and Asia Pacific. The Company attributes net sales to geographic markets based on the location of the customer. Other than the United States, Europe, Japan and Asia Pacific no one geographic market is greater than 5% of consolidated net sales.

Net sales by significant geographic market based on customer location for the respective fiscal years were as follows (in thousands):

Net Sales	2007	2006	2005
United States	$2,107,015	$1,920,623	$1,709,911
International
Europe	936,526	763,526	646,738
Japan	321,826	289,716	286,660
Asia Pacific	192,793	148,953	124,351
Other	221,117	179,629	147,620
	1,672,262	1,381,824	1,205,369
	$3,779,277	$3,302,447	$2,915,280

Long-lived assets by significant geographic market were as follows (in thousands):

Long-Lived Assets	December 29, 2007	December 30, 2006	December 31, 2005
United States	$2,840,259	$2,765,936	$2,596,513
International
Europe	136,661	124,071	100,068
Japan	89,309	120,503	125,075
Asia Pacific	13,134	10,718	8,808
Other	121,858	78,401	73,235
	360,962	333,693	307,186
	$3,201,221	$3,099,629	$2,903,699

NOTE 13 – QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2007 and 2006 was as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter		Third Quarter		Fourth Quarter

Fiscal Year 2007:
Net sales	$886,978	$947,336		$926,840		$1,018,123
Gross profit	648,001	694,313		681,981		713,388
Net earnings	145,725	134,800	(a)	160,239		118,274	(b)
Basic net earnings per share	$0.42	$0.40		$0.47		$0.35
Diluted net earnings per share	$0.41	$0.39		$0.46		$0.34

Fiscal Year 2006:
Net sales	$784,416	$832,922		$821,278		$863,831
Gross profit	575,969	605,958		580,991		626,016
Net earnings	137,069	141,032		115,540	(c)	154,610	(d)
Basic net earnings per share	$0.37	$0.39		$0.33		$0.43
Diluted net earnings per share	$0.36	$0.38		$0.32		$0.42

(a)	Includes an after-tax special charge of $21.9 million related to the settlement of a patent litigation matter.
(b)

Includes after-tax special charges of $21.4 million related to initiatives to streamline the Company’s operations, primarily internationally; $14.9 million of impairment charges related to acquired intangible assets associated with a terminated distribution agreement; $11.5 million of inventory write-offs for discontinued products; and $7.5 million associated with the write-off of the remaining carrying value of older model programmer diagnostic equipment. The Company also recorded an after-tax impairment charge of $15.7 million associated with its investment in ProRhythm.

(c)	Includes after-tax special charges of $22.0 million related to restructuring activities in the Company’s former Cardiac Surgery and Cardiology divisions and international selling organization.
(d)	Includes a $12.8 million reduction in income tax expense related to the retroactive portion of the research and development tax credit for the first nine months of 2006.

Five-Year Summary Financial Data

(in thousands, except per share amounts)

	2007 (a)	2006 (b)	2005 (c)	2004 (d)	2003
SUMMARY OF OPERATIONS FOR THE FISCAL YEAR:
Net sales	$3,779,277	$3,302,447	$2,915,280	$2,294,173	$1,932,514
Gross profit	$2,737,683	$2,388,934	$2,118,519	$1,615,123	$1,329,423
Percent of net sales	72.4%	72.3%	72.7%	70.4%	68.8%
Operating profit	$793,503	$743,083	$612,730	$535,958	$455,945
Percent of net sales	21.0%	22.5%	21.0%	23.4%	23.6%
Net earnings	$559,038	$548,251	$393,490	$409,934	$336,779
Percent of net sales	14.8%	16.6%	13.5%	17.9%	17.4%
Diluted net earnings per share	$1.59	$1.47	$1.04	$1.10	$0.91

FINANCIAL POSITION AT YEAR END:
Cash and cash equivalents	$389,094	$79,888	$534,568	$688,040	$461,253
Working capital (e)	278,954	1,013,958	406,759	1,327,419	1,031,190
Total assets	5,329,404	4,789,794	4,844,840	3,230,747	2,553,482
Long-term debt, including current portion	1,387,991	859,376	1,052,970	234,865	351,813
Shareholders' equity	$2,928,010	$2,968,987	$2,883,045	$2,333,928	$1,601,635

OTHER DATA:
Diluted weighted average shares outstanding	352,444	372,830	379,106	370,992	370,753

Fiscal year 2003 consisted of 53 weeks. All other fiscal years noted above consisted of 52 weeks. The Company did not declare or pay any cash dividends during 2003 through 2007.

(a)

Results for 2007 include after-tax special charges of $21.9 million related to the settlement of a patent litigation matter; $21.4 million related to initiatives to streamline the Company’s operations, primarily internationally; $14.9 million of impairment charges related to acquired intangible assets associated with a terminated distribution agreement; $11.5 million of inventory write-offs for discontinued products; and $7.5 million associated with the write-off of the remaining carrying value of older model programmer diagnostic equipment. The Company also recorded an after-tax impairment charge of $15.7 million associated with its investment in ProRhythm. The impact of all of these items on 2007 net earnings was $92.9 million, or $0.26 per diluted share.

(b)

Results for 2006 include after-tax special charges of $22.0 million, or $0.06 per diluted share, related to restructuring activities in the Company’s former Cardiac Surgery and Cardiology divisions and international selling organization.

(c)

Results for 2005 include $179.2 million of IPR&D charges relating to the acquisitions of ANS, Savacor, Velocimed and ESI. Additionally, the Company recorded an after-tax special credit of $7.2 million for the reversal of a portion of accrued Symmetry™ device legal costs, net of settlement costs. The Company also recorded an after-tax expense of $6.2 million as a result of a contribution to the St. Jude Medical Foundation. The Company also recorded the reversal of $13.7 million of previously recorded income tax expense due to the finalization of certain tax examinations, as well as $26.0 million of income tax expense on the repatriation of $500 million under the provisions of the American Jobs Creation Act of 2004. The impact of all of these items on 2005 net earnings was $190.5 million, or $0.50 per diluted share.

(d)

Results for 2004 include after-tax special charges of $21.9 million relating to the discontinuance of the Symmetry™ device product line and product liability litigation, as well as an after-tax special charge of $3.4 million resulting from the settlement of certain patent infringement litigation. Additionally, the Company recorded $9.1 million of IPR&D in conjunction with the acquisition of Irvine Biomedical, Inc.. Also, the Company recorded the reversal of $14.0 million of previously recorded income tax expense due to the finalization of certain tax examinations. The impact of all of these items on 2004 net earnings was $20.4 million, or $0.06 per diluted share.

(e)	Total current assets less total current liabilities. Working capital fluctuations can be significant based on the maturity dates of the Company’s long-term debt.

Cumulative Total Shareholder Returns

(in dollars)

The graph compares the cumulative total shareholder returns for St. Jude Medical (SJM) common stock for the last five years ended December 29, 2007 with the Standard & Poor’s (S&P) 500 Index (S&P 500) and the Standard & Poor’s 500 Health Care Equipment Index (S&P 500 Health Care Equipment) weighted by market value at each measurement point. The comparison assumes that $100 was invested on December 31, 2002 in St. Jude Medical common stock and in each of these Standard & Poor’s indexes and assumes the reinvestment of any dividends.

Certifications

The Company has filed as exhibits to its Annual Report on Form 10-K for the year ended December 29, 2007, the Chief Executive Officer and Chief Financial Officer certifications required by section 302 of the Sarbanes-Oxley Act. The Company has also submitted the required annual Chief Executive Officer certifications to the New York Stock Exchange.

Transfer Agent

Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings, or change of address should be directed to the Company’s Transfer Agent at:

Computershare Trust Company, N.A.

P.O. Box 43023

Providence, Rhode Island 02940-3023

1.877.498.8861

www.equiserve.com (Account Access Availability)

Hearing impaired #TDD: 1.800.952.9245

Annual Meeting of Shareholders

The annual meeting of shareholders will be held at 9:30 a.m. on Friday, May 9, 2008, at the Minnesota Historical Center, 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102.

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

Company Stock Splits

2:1 on 4/27/79, 1/25/80, 9/30/86, 3/15/89, 4/30/90, 6/10/02 and 11/1/04.

3:2 on 11/16/95

Stock Exchange Listings

New York Stock Exchange

Symbol: STJ

The range of high and low prices per share for the Company’s common stock for fiscal years 2007 and 2006 is set forth below. As of February 15, 2008, the Company had 2,861 shareholders of record.

	2007		2006
Quarter	High	Low	High	Low
First	$43.46	$34.90	$54.75	$40.30
Second	$44.91	$37.26	$42.00	$31.20
Third	$48.10	$40.50	$40.00	$31.50
Fourth	$47.02	$36.90	$39.07	$32.40

Trademarks

All product names appearing in this document are trademarks owned by, or licensed to, St. Jude Medical Inc.

©2008 St. Jude Medical, Inc.