Form 10-K, Exhibit 13
period 2011-12-31
ST JUDE MEDICAL INC
filed 2012-02-29
CIK 203077

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our business is focused on the development, manufacture and distribution of cardiovascular medical devices for the global cardiac rhythm management, cardiology, cardiac surgery and atrial fibrillation therapy areas and implantable neurostimulation devices for the management of chronic pain. We sell our products in more than 100 countries around the world. Our largest geographic markets are the United States, Europe, Japan and Asia Pacific. Our four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF), and Neuromodulation (NMD). Our principal products in each operating segment are as follows: CRM – tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CV – vascular products, which include vascular closure products, pressure measurement guidewires, optical coherence tomography (OCT) imaging products, vascular plugs and other vascular accessories, and structural heart products, which include heart valve replacement and repair products and structural heart defect devices; AF – electrophysiology (EP) introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and NMD – neurostimulation products, which include spinal cord and deep brain stimulation devices. References to “St. Jude Medical,” “St. Jude,” “the Company,” “we,” “us” and “our” are to St. Jude Medical, Inc. and its subsidiaries.

Our industry has undergone significant consolidation in the last decade and is highly competitive. Our strategy requires significant investment in research and development in order to introduce new products. We are focused on improving our operating margins through a variety of techniques, including the production of high quality products, the development of leading edge technology, the enhancement of our existing products and continuous improvement of our manufacturing processes. We expect competitive pressures in the industry, global economic conditions, cost containment pressure on healthcare systems and the implementation of U.S. healthcare reform legislation to continue to place downward pressure on prices for our products, impact reimbursement for our products and potentially reduce medical procedure volumes.

In March 2010, significant U.S. healthcare reform legislation, the Patient Protection and Affordable Care Act (PPACA) along with the Health Care and Education Reconciliation Act of 2010 was enacted into law. As a U.S. headquartered company with significant sales in the United States, this health care reform law will materially impact us. Certain provisions of the health care reform are not effective for a number of years and there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impacts will be from the legislation. The law does levy a 2.3% excise tax on all U.S. medical device sales beginning in 2013. Our U.S. net sales represented approximately 47% of our worldwide consolidated net sales in 2011 and we still expect the new tax will materially and adversely affect our business, cash flows and results of operations. The law also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what impacts these provisions will have on patient access to new technologies. The Medicare provisions also include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the law includes a reduction in the annual rate of inflation for hospitals that began in 2011 and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending beginning in 2014. We cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursement for our products or reduce medical procedure volumes could adversely affect our business and results of operations.

We participate in several different medical device markets, each of which has its own expected growth rate. A significant portion of our net sales relate to CRM devices – ICDs and pacemakers. During early March 2010, a principal competitor in the CRM market, Boston Scientific, Inc. (Boston Scientific), suspended sales of its ICD products in the United States. Although Boston Scientific resumed sales in mid-April 2010, we experienced an incremental ICD net sales benefit of approximately $40 million during 2010. While the long-term impact on the CRM market is uncertain, management remains focused on increasing our worldwide CRM market share, as we are one of three principal manufacturers and suppliers in the global CRM market. We are also investing in our other three major growth platforms – cardiovascular, atrial fibrillation and neuromodulation – to increase our market share in these markets.

We utilize a 52/53-week fiscal year ending on the Saturday nearest December 31st. Fiscal year 2011, 2010 and 2009 consisted of 52 weeks and ended on December 31, 2011, January 1, 2011 and January 2, 2010, respectively.

Net sales in 2011 increased 9% over 2010 net sales, led by incremental net sales from our 2010 acquisitions of AGA Medical Holdings, Inc. (AGA Medical) and LightLab Imaging, Inc. (LightLab Imaging). Our products to treat atrial fibrillation also contributed to the increase. Foreign currency translation comparisons increased our 2011 net sales by $182.7 million. Our 2011 CRM net sales of $3,033.9 million were flat compared to 2010 due to CRM market contraction in the United States in 2011. Our 2011 Cardiovascular net sales increased 29% to $1,337.3 million, compared to the prior year, driven by incremental net sales from our AGA Medical and LightLab Imaging acquisitions. Our 2011 AF net sales increased 16% to $822.1 million, compared to 2010, due to increased EP catheter ablation procedures, continued market penetration of our EnSite® Velocity System and the ongoing rollout of recently approved EP irrigated ablation catheters. Our 2011 Neuromodulation net sales grew 10% to $418.4 million, compared to 2010, driven by continued market acceptance and market penetration of our neurostimulation devices.

Our 2010 net sales increased 10% over 2009 net sales, led by sales growth of ICDs and products to treat atrial fibrillation. Foreign currency translation comparisons increased our 2010 net sales by $23.3 million. Our 2010 CRM net sales increased 10% to $3,039.9 million, compared to 2009, driven by ICD net sales growth. Our 2010 AF net sales increased 13% to $707.9 million, compared to 2009, due to increased sales volumes. Our 2010 Cardiovascular net sales increased 9% to $1,036.7 million, compared to the prior year, driven by $25.2 million of incremental net sales from our AGA Medical acquisition. Our 2010 Neuromodulation net sales grew 15% to $380.3 million, compared to 2009, driven by continued market acceptance and market penetration of our neurostimulation devices. Refer to the Segment Performance section for a more detailed discussion of our net sales results by operating segment for both 2011 and 2010.

Net earnings in 2011 of $825.8 million and diluted net earnings per share of $2.52 decreased compared to 2010 net earnings of $907.4 million and diluted net earnings per share of $2.75. Our 2011 net earnings were negatively impacted by after-tax charges of $154.1 million, or $0.47 per diluted share, related to restructuring charges to realign certain activities in our CRM business and our sales and selling support organizations, intangible asset impairment charges and in-process research and development (IPR&D) charges. We also recognized $46.9 million of after-tax accounts receivable allowance charges, or $0.14 per diluted share for increased collection risks with customers in Europe. In 2010, our net earnings were impacted by after-tax charges of $50.2 million, or $0.15 per diluted share, related to special charges, IPR&D charges and investment impairment charges. Refer to the Results of Operations section for a more detailed discussion of these charges. The impact of these after-tax charges to our 2011 diluted net earnings per share was partially offset by share repurchases resulting in lower outstanding shares in 2011 compared to 2010.

Our net earnings in 2010 of $907.4 million and diluted net earnings per share of $2.75 increased compared to 2009 net earnings of $777.2 million and diluted net earnings per share of $2.26. These increases were due to incremental profits resulting from a 10% increase in 2010 net sales over 2009 as well as lower outstanding shares in 2010 resulting from $625.3 million of repurchases of our common stock. Our 2010 net earnings were impacted by after-tax charges of $50.2 million, or $0.15 per diluted share, and our 2009 net earnings were impacted by after-tax charges of $85.3 million, or $0.25 per diluted share. The charges incurred in both 2010 and 2009 included special charges, IPR&D charges and investment impairment charges. Refer to the Results of Operations section for a more detailed discussion of these charges. During 2010, we also incurred $37.1 million of after-tax closing and other costs associated with our acquisitions of AGA Medical and LightLab Imaging.

We generated $1,286.8 million of operating cash flows during 2011, compared to $1,274.4 million of operating cash flows during 2010. We ended the year with $985.8 million of cash and cash equivalents and $2,796.7 million of total debt. During 2011, we repurchased 18.3 million shares of our common stock for $774.7 million at an average repurchase price of $42.30 per share and our Board of Directors authorized four quarterly cash dividend payments of $0.21 per share paid on April 29, 2011, July 29, 2011, October 31, 2011 and January 31, 2012 - our first cash dividends declared since 1994.

NEW ACCOUNTING PRONOUNCEMENTS

Certain new accounting standards will become effective for us in fiscal year 2012 and future periods. Information regarding new accounting pronouncements that impacted 2011 or our historical consolidated financial statements and related disclosures is included in Note 1 to the Consolidated Financial Statements.

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Comprehensive Income (Accounting Standards Codification (ASC) Topic 220): Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the consolidated statements of shareholders’ equity. The update to ASU 2011-05 requires an entity to present items of net income and other comprehensive income in one continuous statement – referred to as the statement of comprehensive income – or in two separate, but consecutive, statements. Each component of net income and each component of other comprehensive income is required to be presented with subtotals for each and a grand total for total comprehensive income. The updated guidance does not change the calculation of earnings per share. ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011. We expect to adopt this new accounting pronouncement beginning in fiscal year 2012.

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

Accounts Receivable Allowance for Doubtful Accounts: We grant credit to customers in the normal course of business, and generally do not require collateral or any other security to support our accounts receivable. We maintain an allowance for doubtful accounts for potential credit losses, which primarily consists of reserves for specific customer balances that we believe, may not be collectible. We determine the adequacy of this allowance by regularly reviewing the age of accounts receivable, customer financial conditions and credit histories, and current economic conditions. In some developed markets and in many emerging markets, payment of certain accounts receivable balances are made by the individual countries’ healthcare systems for which payment is dependent, to some extent, upon the political and economic environment within those countries. For example, in Greece we sell our products through a distributor. The Greek government bond curtailment, potential risk of government default and related austerity measures negatively impacted the solvency and liquidity of our Greek distributor raising significant doubt regarding the collectability of our outstanding receivable balance. We recognized a $56.4 million accounts receivable allowance charge in the consolidated financial statements for the fiscal year ended December 31, 2011 related to this distributor. We also recognized a $9.3 million allowance in fiscal year 2011 for increased collection risk associated with a customer in Europe. The allowance for doubtful accounts was $100.9 million at December 31, 2011 and $35.4 million at January 1, 2011. Although we consider our allowance for doubtful accounts to be adequate, if the financial condition of our customers or the individual countries’ healthcare systems were to deteriorate and impair their ability to make payments to us, additional allowances may be required in future periods.

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

Valuation of Intangible Assets and Goodwill: When we acquire a business, the purchase price is allocated, as applicable, between identifiable intangible assets, tangible assets and goodwill. Determining the portion of the purchase price allocated to intangible assets requires us to make significant estimates.

Our intangible assets consist of purchased technology and patents, IPR&D, customer lists and relationships, trademarks and tradenames, licenses and distribution agreements. Certain trademark assets related to our AGA Medical acquisition have been classified as indefinite-lived intangible assets. All other identifiable intangible assets are being amortized using the straight-line method over their estimated useful lives, ranging from three to 20 years. We review our other intangible assets for impairment as changes in circumstance or the occurrence of events suggest the carrying value may not be recoverable. Intangible assets, net of accumulated amortization, were $856.0 million at December 31, 2011 and $987.1 million at January 1, 2011, of which $120.0 million and $134.3 million was capitalized as indefinite-lived IPR&D intangible assets, respectively.

IPR&D is an intangible asset attributable to those projects for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects at the time of acquisition is obtaining regulatory approval to market the underlying products in an applicable geographic region. IPR&D acquired in a business acquisition is subject to FASB’s ASC Topic 805, Business Combinations, which requires the fair value of IPR&D to be capitalized as an indefinite-lived intangible asset until completion of the IPR&D project or abandonment. Upon completion of the development project (generally when regulatory approval to market the product is obtained), acquired IPR&D assets are amortized over their estimated useful life. If the IPR&D projects are abandoned, the related IPR&D assets would likely be impaired and written down to fair value.

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

In contrast to business combinations, generally accepted accounting principles require that IPR&D in connection with asset purchases be expensed immediately. In many cases, the purchase of certain intellectual property assets or the rights to such intellectual property is considered a purchase of assets rather than the acquisition of a business. Accordingly, rather than being capitalized, any IPR&D acquired in such asset purchases is expensed. During 2011, 2010 and 2009, we expensed $4.4 million, $12.2 million and $5.8 million, respectively, related to IPR&D acquired in asset purchases.

Goodwill recognized in connection with a business acquisition represents the excess of the aggregate purchase price over the fair value of net assets acquired. Goodwill is assessed for impairment annually or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The assessment for impairment requires us to make several estimates about fair value, which include the consideration of qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and sustained decrease in share price. Our estimates associated with the goodwill impairment assessment are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment considering the qualitative factors. Additional judgment may also be required, including the consideration of projected future cash flows and the use of an appropriate risk-adjusted discount rate. Goodwill was $2,952.9 million at December 31, 2011 and $2,955.6 million at January 1, 2011.

Income Taxes: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense as well as assessing temporary differences in the treatment of items for tax and financial accounting purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that we believe that recovery is not likely, a valuation allowance is established. At December 31, 2011, we had $503.3 million of gross deferred tax assets, including net operating loss and tax credit carryforwards that will expire from 2014 to 2029 if not utilized. We believe that our deferred tax assets, including substantially all of our net operating loss and tax credit carryforwards, will be fully realized based upon our estimates of future taxable income. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit.

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

The finalization of the tax audit process across the various tax authorities, including federal, state and foreign, often takes many years. We have substantially concluded all U.S. federal income tax matters for all tax years through 2001. Additionally, substantially all material foreign, state, and local income tax matters have been concluded for all tax years through 2004. The U.S. Internal Revenue Service (IRS) completed an audit of our 2002-2005 tax returns, and proposed adjustments in its audit report issued in November 2008. The IRS also completed an audit of the Company’s 2006 and 2007 tax returns and proposed adjustments in its audit report issued in March 2011. We are vigorously defending our positions and initiated defense of these adjustments at the IRS appellate level in January 2009 for the 2002-2005 adjustments and May 2011 for the 2006-2007 adjustments. An unfavorable outcome could have a material negative impact on our effective income tax rate in future periods. At December 31, 2011, our liability for unrecognized tax benefits was $205.5 million and our accrual for interest and penalties was $35.1 million. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax accruals will not have a material adverse impact on our consolidated financial position or cash flows; however, they may be material to our consolidated earnings of a future period and may have a material unfavorable impact on our effective tax rate in future periods.

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

We record a receivable from our legacy product liability insurance carriers for amounts expected to be recovered. This includes amounts for legal matters where we have incurred defense costs or where we have recognized a liability for probable and estimable future legal costs, settlements or judgments. We record a receivable for the amount of insurance we expect to recover based on our assessment of the specific insurance policies, the nature of the claim, our experience with similar claims and our assessment of collectability based on our insurers’ financial condition. To the extent our insurance carriers ultimately do not reimburse us, either because such costs are deemed to be outside the scope of our product liability insurance policies or because our insurers may not be able to meet their payment obligations to us, the related losses we incur relating to these unreimbursed costs could have a material adverse effect on our consolidated earnings or cash flows. Our receivable from legacy product liability insurance carriers was $15.0 million at December 31, 2011 and $12.8 million at January 1, 2011. During 2011 and 2010, we did not record any losses on our legacy product liability insurance receivables and received payments of $10.5 million and $57.5 million, respectively.

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

We analyze historical employee exercise and termination data to estimate the expected life assumption. We believe that historical data currently represents the best estimate of the expected life of a new employee option. We also stratify our employee population based upon distinctive exercise behavior patterns. The risk-free interest rate we use is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected life of the options. Our dividend yield assumption is based on the expected annual dividend yield on the grant date. We calculate our expected volatility assumption by equally weighting historical and implied volatility. We believe that future volatility experience over the expected life of the option may differ from short-term volatility experience and therefore an equal weighting of both historical and implied volatility will provide the best estimate of expected volatility over the expected life of employee stock options.

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

ACQUISITIONS AND MINORITY INVESTMENT

Acquisitions: On November 18, 2010, we completed our acquisition of AGA Medical (NASDAQ: AGAM), acquiring all of its outstanding shares for $20.80 per share in a cash and stock transaction valued at $1.1 billion (which consisted of $549.4 million in net cash consideration and 13.6 million shares of St. Jude Medical common stock). The transaction was consummated through an exchange offer followed by a merger. The AGA Medical acquisition expanded our cardiovascular product portfolio and future product pipeline to treat structural heart defects and vascular abnormalities through minimally invasive transcatheter treatments. AGA Medical was based in Plymouth, Minnesota and has become part of our Cardiovascular division.

On July 6, 2010, we completed our acquisition of LightLab Imaging for $92.8 million in net cash consideration. LightLab Imaging was based in Westford, Massachusetts and develops, manufactures and markets OCT for coronary imaging applications. The LightLab Imaging acquisition expanded our product portfolio and complements the FFR technology acquired as part of our Radi Medical Systems AB acquisition in December 2008. LightLab Imaging has become part of our Cardiovascular division.

Minority Investment: In September 2010, we made an equity investment of $60.0 million in CardioMEMS, Inc. (CardioMEMS), a privately-held company that is focused on the development of a wireless monitoring technology that can be placed directly into the pulmonary artery to assess cardiac performance via measurement of pulmonary artery pressure. The investment agreement resulted in a 19% ownership interest and provided us with the exclusive right, but not the obligation, to acquire CardioMEMS for an additional payment of $375 million during the period that extends through the completion of certain regulatory milestones.

SEGMENT PERFORMANCE

Our four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF), and Neuromodulation (NMD). The primary products produced by each operating segment are: CRM – ICDs and pacemakers; CV – vascular products, which include vascular closure products, pressure measurement guidewires, OCT imaging products, vascular plugs and other vascular accessories, and structural heart products, which include heart valve replacement and repair products and structural heart defect devices; AF – EP introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and NMD – neurostimulation products, which include spinal cord and deep brain stimulation devices.

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

The following table presents net sales and operating profit by reportable segment (in thousands):

	CRM/NMD	CV/AF	Other	Total
Fiscal Year 2011
Net sales	$3,452,298	$2,159,398	$—	$5,611,696
Operating profit	2,144,602	1,144,046	(2,174,404)	1,114,244
Fiscal Year 2010
Net sales	$3,420,215	$1,744,556	$—	$5,164,771
Operating profit	2,125,163	968,606	(1,816,520)	1,277,249
Fiscal Year 2009
Net sales	$3,099,800	$1,581,473	$—	$4,681,273
Operating profit	1,931,929	829,966	(1,648,849)	1,113,046

The following discussion of the changes in our net sales is provided by class of similar products within our four operating segments, which is the primary focus of our sales activities.

Cardiac Rhythm Management

(in thousands)	2011	2010	2009	2011 vs. 2010 % Change	2010 vs. 2009 % Change
ICD systems	$1,823,543	$1,820,235	$1,578,471	0.2%	15.3%
Pacemaker systems	1,210,387	1,219,718	1,190,563	(0.8)%	2.4%
	$3,033,930	$3,039,953	$2,769,034	(0.2)%	9.8%

Cardiac Rhythm Management 2011 net sales were flat compared to 2010 as a result of CRM market contraction in the United States. Foreign currency translation had a $92.0 million favorable impact on 2011 net sales compared to the prior year. 2011 ICD net sales of $1,823.5 million were flat during 2011 compared to 2010. Internationally, 2011 ICD net sales of $776.3 million increased 14% compared to 2010 due to $46.8 million of favorable foreign currency translation and the second quarter 2011 launch of our UnifyTM cardiac resynchronization therapy defibrillator (CRT-D) and FortifyTM ICD in Japan. The UnifyTM CRT-D and FortifyTM ICD are smaller, deliver more energy and have a longer battery life than comparable conventional devices. Our 2011 ICD net sales in the United States of $1,047.2 million decreased 8% compared to the prior year. The overall decrease included the incremental $40 million benefit on our 2010 U.S. ICD net sales resulting from a suspension of a competitor’s product sales. The 2011 ICD market in the United States was negatively impacted by a decline in implant volumes and pricing resulting from the publication of an ICD utilization article in January 2011 in the Journal of the American Medical Association, subsequent hospital investigation by the U.S. Department of Justice and a significant increase in hospital ownership of physician practices. Pacemaker systems 2011 net sales of $1,210.4 million decreased 1% compared to 2010. In the United States, our 2011 pacemaker net sales of $499.7 million decreased 5% compared to 2010. Internationally, our 2011 pacemaker net sales of $710.7 million increased 2% compared to 2010. Foreign currency translation had a $45.2 million favorable impact on pacemaker net sales during 2011 compared to 2010.

Cardiac Rhythm Management 2010 net sales increased 10% to $3,039.9 million compared to 2009. CRM net sales growth was driven by ICD net sales of 15%. Foreign currency translation had a $5.7 favorable impact on net sales during 2010 compared to 2009. ICD net sales growth in 2010 was broad-based across both the U.S. and our international markets, reflecting our continued market penetration into new customer accounts and market demand for our cardiac resynchronization therapy ICD devices. During the second quarter of 2010, we launched a number of new ICD products, including the UnifyTM cardiac resynchronization therapy defibrillator (CRT-D) and FortifyTM ICD, which were both launched in the United States and European markets. In the United States, 2010 ICD net sales of $1,137.3 million increased 14% compared to the prior year. The incremental benefit resulting from the suspension of U.S. ICD sales by a principal competitor in the CRM market contributed approximately $40 million to U.S. ICD net sales in 2010. Internationally, 2010 ICD net sales of $682.9 million increased 18% compared to 2009 with minimal foreign currency translation impact. Pacemaker systems 2010 net sales increased 2%, compared to the prior year, to $1,219.7 million. In the United States, our 2010 pacemaker net sales of $525.4 million remained flat compared to 2009. Internationally, our 2010 pacemaker net sales of $694.3 million increased 3% compared to the prior year due to increased sales volumes and $7.1 million of favorable foreign currency translation compared to 2009.

Cardiovascular

(in thousands)	2011	2010	2009	2011 vs. 2010 % Change	2010 vs. 2009 % Change
Vascular products	$740,009	$671,869	$630,418	10.1%	6.6%
Structural heart products	597,304	364,814	323,202	63.7%	12.9%
	$1,337,313	$1,036,683	$953,620	29.0%	8.7%

Cardiovascular 2011 net sales increased 29% to $1,337.3 million compared to 2010. Foreign currency translation had a $54.0 million favorable foreign currency impact on 2011 CV net sales compared to 2010. Vascular products’ net sales increased 10% compared to 2010 primarily due to incremental net sales of vascular plugs and OCT products. Favorable foreign currency translation of $34.6 million also contributed to the increase, partially offset by decreased sales volumes associated with our Angio-Seal™ active closure devices. Vascular products include vascular closure products, fractional flow reserve (FFR) Pressure Wire™, OCT products, vascular plugs and other vascular accessories. Structural heart products’ net sales increased 64% due to the incremental AGA Medical net sales of AMPLATZER™ occluder products and net sales growth associated with our Trifecta™ tissue valve, which was recently launched in the United States after receiving U.S. FDA approval in April 2011. Foreign currency translation also favorably impacted structural heart products’ net sales by $19.4 million compared to 2010. Structural heart products include heart valve replacement and repair products and AMPLATZER™ occluder products.

Cardiovascular 2010 net sales increased 9% to $1,036.7 million compared to 2009 driven by $25.2 million of incremental net sales from our AGA Medical acquisition in November 2010. Our AGA Medical and LightLab Imaging acquisitions contributed to 5% of the net sales increase over the prior year. Foreign currency translation had a favorable impact on 2010 CV net sales of $11.4 million compared to 2009. Vascular products’ 2010 net sales increased 7% due to incremental net sales from our AGA Medical and LightLab Imaging acquisitions, as well as favorable foreign currency translation impacts of $8.7 million. Structural heart products’ 2010 net sales increased 13% due to $22.4 million of incremental net sales from our AGA Medical acquisition and favorable foreign currency translation impacts of $2.7 million.

Atrial Fibrillation

(in thousands)	2011	2010	2009	2011 vs. 2010 % Change	2010 vs. 2009 % Change
Atrial fibrillation products	$822,085	$707,873	$627,853	16.1%	12.7%

In our Atrial Fibrillation division, our access, diagnosis, visualization, recording and ablation products assist physicians in diagnosing and treating atrial fibrillation and other irregular heart rhythms. Atrial Fibrillation 2011 net sales increased 16% to $822.1 million compared to 2010 net sales due to the increase in EP catheter ablation procedures, the continued market penetration of our EnSite® Velocity System and related connectivity tools (EnSite Connect™, EnSite Courier™ and EnSite Derexi™ modules) and the on-going rollout of recently approved EP irrigated ablation catheters in the U.S. (Safire BLU™) and internationally (Therapy™ Cool Flex™, Safire Blu™ Duo and Therapy™ Cool Path™ Duo bi-directional). Foreign currency translation had a favorable impact on AF net sales of $29.9 million compared to 2010.

Atrial Fibrillation 2010 net sales increased 13% to $707.9 million compared to 2009 net sales due to an increase in EP catheter ablation procedures and continued market penetration and acceptance of our advanced mapping system capabilities. Foreign currency translation had a favorable impact on AF net sales of $5.2 million compared to 2009.

Neuromodulation

(in thousands)	2011	2010	2009	2011 vs. 2010 % Change	2010 vs. 2009 % Change
Neurostimulation devices	$418,368	$380,262	$330,766	10.0%	15.0%

Neuromodulation 2011 net sales increased 10% to $418.4 million compared to 2010 net sales. The increase in NMD net sales was driven by the continued market acceptance of our products and sales growth in our neurostimulation devices that help manage chronic pain. Specifically, 2011 international NMD net sales grew 30%, driven by sales growth in the Eon Mini™ platform and growing market acceptance of the Epiducer™ Lead Delivery system which gives physicians the ability to place multiple neurostimulation leads through a single entry point. Foreign currency translation had a $6.8 million favorable impact on NMD net sales during 2011 compared to 2010.

Neuromodulation 2010 net sales increased 15% to $380.3 million compared to 2009 net sales. The increase in NMD net sales was driven by continued market acceptance of our products and sales growth in our neurostimulation devices that help manage chronic pain. Specifically, 2010 international NMD net sales grew 43%, driven primarily by spinal cord stimulation devices. Foreign currency translation had a minimal impact on NMD 2010 net sales compared to 2009.

RESULTS OF OPERATIONS

Net Sales

(in thousands)	2011	2010	2009	2011 vs. 2010 % Change	2010 vs. 2009 % Change
Net sales	$5,611,696	$5,164,771	$4,681,273	8.7%	10.3%

Overall, 2011 net sales increased 9% compared to 2010. While our 2011 U.S. net sales remained flat compared to 2010, our 2011 international net sales increased 18% compared to the prior year primarily driven by our 2010 acquisitions and continued increase in our EP catheter ablation procedures. Foreign currency translation comparisons increased our 2011 net sales by $182.7 million compared to 2010 primarily due to the weakening of the U.S. Dollar against the Euro and Japanese Yen.

Total 2010 net sales increased 10% compared to 2009. Our total 2010 net sales growth was driven by our ICDs and products to treat atrial fibrillation. Incremental net sales from our 2010 acquisitions accounted for 1% of the sales volume growth increase over 2009. Compared to 2009, foreign currency translation had a favorable impact on 2010 net sales of $23.3 million due primarily to the weakening of the U.S. Dollar against the Yen and most other international currencies.

Foreign currency translation relating to our international operations can have a significant impact on our operating results from year to year. The two main currencies influencing our operating results are typically the Euro and the Japanese Yen. As discussed previously, foreign currency translation had a $182.7 million favorable impact on 2011 net sales, while the translation impact in 2010 had a $23.3 million favorable impact on net sales. These impacts to net sales are not indicative of the net earnings impact of foreign currency translation due to partially offsetting foreign currency translation impacts on cost of sales and operating expenses.

Net sales by significant geographic market based on customer location were as follows (in thousands):

Net Sales	2011	2010	2009
United States	$2,647,567	$2,655,034	$2,468,191
International
Europe	1,559,142	1,314,350	1,197,912
Japan	641,448	552,737	480,897
Asia Pacific	415,518	323,855	254,429
Other	348,021	318,795	279,844
	2,964,129	2,509,737	2,213,082
	$5,611,696	$5,164,771	$4,681,273

Gross Profit

(in thousands)	2011	2010	2009
Gross profit	$4,079,485	$3,754,660	$3,427,888
Percentage of net sales	72.7%	72.7%	73.2%

Gross profit for 2011 totaled $4,079.5 million, or 72.7% of net sales, compared $3,754.7 million, or 72.7% of net sales in 2010. Special charges in 2011 negatively impacted our gross profit by 0.8 percentage points due to restructuring actions to realign certain activities in our CRM business and our sales and selling support organizations. Special charges in 2010 negatively impacted our gross profit by 0.5 percentage points due to inventory obsolescence charges primarily related to excess legacy ICD inventory that was not expected to be sold due to the launch of our UnifyTM CRT-D and FortifyTM ICD devices. Our market demand for these devices resulted in a more rapid adoption than we expected or historically experienced. Additionally, generally accepted accounting principles requires inventory acquired in a business acquisition to be recorded at fair value, which closely approximates normal end-customer selling price. This resulted in higher cost of sales for AGA Medical and LightLab Imaging products sold in both 2011 and 2010, which negatively impacted our gross profit by approximately 0.5 and 0.2 percentage points, respectively.

Gross profit for 2010 totaled $3,754.7 million, or 72.7% of net sales, compared to $3,427.9 million, or 73.2% of net sales in 2009. As discussed previously, special charges in 2010 negatively impacted our gross profit by 0.5 percentage points and inventory step-up amortization costs negatively impacted our 2010 gross profit by approximately 0.2 percentage points. Special charges in 2009 negatively impacted our gross profit by approximately 0.7 percentage points related to inventory obsolescence charges for discontinued products, accelerated depreciation charges and write-offs for assets that will no longer be utilized and initiatives to streamline our production activities. The additional decrease in our gross profit percentage during 2010 compared to 2009 was primarily due to higher remote monitoring and wireless telemetry costs in our pacemaker product line. The unfavorable impacts on our gross profit percentage were partially offset by favorable foreign currency translation.

Refer to the Special Charges section for further details regarding these special charges impacting our 2011, 2010 and 2009 gross profit.

Selling, General and Administrative (SG&A) Expense

(in thousands)	2011	2010	2009
Selling, general and administrative expense	$2,084,538	$1,817,581	$1,675,251
Percentage of net sales	37.2%	35.2%	35.8%

SG&A expense for 2011 totaled $2,084.5 million, or 37.2% of net sales, compared to $1,817.6 million, or 35.2% of net sales in 2010. SG&A expense for 2011 increased as a percent of net sales compared to 2010 as a result of $25.8 million of incremental AGA Medical amortization expense, $24.9 million of contract termination and international integration charges related to our AGA Medical acquisition, $15.0 million of contributions made to the St. Jude Medical Foundation and $65.7 million of accounts receivable allowance charges for the increased collection risk associated with certain customer accounts receivables in Europe for a combined SG&A impact of 2.4 percentage points.

SG&A expense for 2010 totaled $1,817.6 million, or 35.2% of net sales, compared to $1,675.3 million, or 35.8% of net sales in 2009. SG&A expense for 2010 decreased as a percent of net sales compared to 2009 as a result of cost savings experienced from the restructuring activities initiated near the end of 2009. Refer to Note 8 of the Consolidated Financial Statements for further details of the 2009 special charges. These cost savings were partially offset by AGA Medical and LightLab Imaging acquisition closing costs and other associated costs, which negatively impacted our 2010 SG&A expense by 0.7 percentage points.

Research and Development (R&D) Expense

(in thousands)	2011	2010	2009
Research and development expense	$705,064	$631,086	$559,766
Percentage of net sales	12.6%	12.2%	12.0%

R&D expense in 2011 totaled $705.1 million, or 12.6% of net sales, compared to $631.1 million, or 12.2% of net sales in 2010 and $559.8 million, or 12.0% of net sales in 2009. While R&D expense as a percent of net sales has remained relatively consistent from year to year, total R&D expense continues to increase each year, reflecting our continuing commitment to fund future long-term growth opportunities. We will continue to balance delivering short-term results with investments in long-term growth drivers.

Purchased In-Process Research and Development (IPR&D) Charges

(in thousands)	2011	2010	2009
Purchased in-process research and development charges	$4,400	$12,244	$5,842

During 2011, we recorded IPR&D charges of $4.4 million in conjunction with the purchase of intellectual property in our CRM operating segment. During 2010, we recorded IPR&D charges of $12.2 million in conjunction with the purchase of cardiovascular-related intellectual property. During 2009, we recorded IPR&D charges of $5.8 million in conjunction with the purchase of intellectual property in our CV and NMD operating segments. As the related technological feasibility had not yet been reached and such technology had no future alternative use, the purchases of these intellectual property assets were expensed as IPR&D.

Special Charges

(in thousands)	2011	2010	2009
Cost of sales special charges	$47,495	$27,876	$33,761
Special charges	171,239	16,500	73,983
	$218,734	$44,376	$107,744

We recognize certain transactions and events as special charges in our consolidated financial statements. These charges (such as impairment charges, restructuring charges and certain litigation charges) result from facts and circumstances that vary in frequency and impact on our results of operations. In order to enhance segment comparability and reflect management’s focus on the ongoing operations, special charges are not reflected in the individual reportable segments operating results.

Fiscal Year 2011

During 2011, we incurred charges totaling $218.7 million primarily related to restructuring actions to realign certain activities in our CRM business and sales and selling support organizations. These actions included phasing out CRM manufacturing and R&D operations in Sweden, reductions in our workforce and rationalizing product lines. We recognized employee termination costs and asset write-off and impairment charges associated with inventory, fixed assets and intangible assets. As part of our decision to transition CRM manufacturing out of Sweden, we expect to incur additional costs of approximately $60 - $70 million over the next several quarters related to additional employee termination costs, accelerated depreciation and other restructuring-related costs, including idle facility costs. We expect to fully transition our CRM manufacturing operations out of Sweden by the end of fiscal year 2012.

Employee Termination Costs: In connection with the staged phase-out of CRM manufacturing and R&D operations in Sweden, we recognized severance costs and other termination benefits for over 650 employees in accordance with ASC Topic 420, Exit or Disposal Cost Obligations whereby certain employee termination costs are recognized over the employees’ remaining future service period. We also recognized certain severance costs for 550 other employees after management determined that such severance and benefits were probable and estimable, in accordance with ASC Topic 712, Nonretirement Postemployment Benefits. Of the total $81.9 million of employee termination costs, $9.2 million was recorded in cost of sales.

Inventory Charges: We recorded a $19.9 million charge in cost of sales related to inventory obsolescence charges primarily associated with the rationalization of product lines across the business.

Fixed Asset Charges: We recorded $26.2 million of impairment and accelerated depreciation charges, of which $12.0 million related to an impairment charge to write-down our CRM manufacturing facility in Sweden to its fair value. The impairment charge was recognized in accordance with ASC Topic 360, Property, Plant and Equipment after it was determined that its remaining undiscounted future cash flows did not exceed its carrying value. Of the $26.2 million charge, $8.9 million was recorded in cost of sales.

Intangible Asset Charges: We recorded $51.9 million of intangible asset impairment charges, of which $48.7 million related to intangible assets acquired in connection with legacy acquisitions of businesses involved in the distribution of our products. Due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, we determined that the fair value of these intangible assets did not exceed their carrying values and recognized a $48.7 million impairment charge.

Other Charges: We recognized $21.1 million of charges associated with other CRM restructuring actions which included $12.6 million of pension settlement charges (see Note 5 to the Consolidated Financial Statements) and $3.6 million of idle facility costs incurred during 2011 from transitioning CRM manufacturing operations in Sweden to cost-advantaged locations. We also recognized $6.9 million of contract termination costs, $4.2 million of legal settlement costs and $6.6 million of other costs. Of the total other charges of $38.8 million, $9.5 million was recorded in cost of sales.

Fiscal Year 2010

During 2010, we recorded $27.9 million of inventory obsolescence charges to cost of sales primarily related to excess legacy ICD inventory that was not expected to be sold due to our recent launch of our UnifyTM CRT-D and FortifyTM ICD devices. Our market demand for these devices resulted in a more rapid adoption than we expected or historically experienced. In the U.S., the new devices have captured over 90% of our ICD product mix.

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

Other Income (Expense)

(in thousands)	2011	2010	2009
Interest income	$4,543	$2,076	$2,057
Interest expense	(69,954)	(67,372)	(45,603)
Other	(29,762)	(3,150)	(12,107)
Total other income (expense), net	$(95,173)	$(68,446)	$(55,653)

The unfavorable change in other income (expense) during 2011 compared to 2010 was due to $28.3 million of Puerto Rico excise tax expense recognized in other expense. The 4% Puerto Rico excise tax became effective in 2011, and we incur this tax on most purchases made from our Puerto Rico subsidiary. This excise tax is almost entirely offset by the resulting foreign tax credits or income tax deductions which are recognized as a benefit to income tax expense.

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

Income Taxes

(as a percent of pre-tax income)	2011	2010	2009
Effective tax rate	19.0%	24.9%	26.5%

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

Our effective tax rate was 19.0% in 2011 compared to 24.9% in 2010 and 26.5% in 2009. As discussed previously, the 4% Puerto Rico excise tax, which is levied on most purchases from Puerto Rico, became effective beginning in 2011. Because the excise tax is not levied on income, U.S. generally accepted accounting principles do not allow for the excise tax to be recognized as part of income tax expense. However, the resulting foreign tax credit or income tax deduction is recognized as a benefit to income tax expense, thus favorably impacting our effective income tax rate. As a result, our effective tax rate was favorably impacted by 1.7 percentage points during 2011 compared to 2010 and 2009. Additionally, special charges, deductible IPR&D and accounts receivable allowance charges favorably impacted the 2011 effective tax rate by 2.5 percentage points. Non-deductible IPR&D charges and legal settlement special charges unfavorably impacted the 2010 effective tax rate by 0.4 percentage points. Special charges, deductible IPR&D charges and an investment impairment charge favorably impacted the 2009 effective tax rate by 0.4 percentage points. Refer to Acquisitions and Minority Investment, Purchased In-Process Research and Development (IPR&D) Charges, Special Charges and Other Income (Expense) sections for further details regarding these charges.

The Federal Research and Development tax credit (R&D tax credit), which provides a tax benefit on certain incremental R&D expenditures, expired on December 31, 2011. We estimate that our 2012 effective tax rate would be unfavorably impacted by approximately 1.5 percentage points if the R&D tax credit is not enacted into law for fiscal year 2012.

Net Earnings

(in thousands, except per share amounts)	2011	2010	2009	2011 vs. 2010 % Change		2010 vs. 2009 % Change
Net earnings	$825,793	$907,436	$777,226	(9.0	) %	16.8%
Diluted net earnings per share	$2.52	$2.75	$2.26	(8.4	) %	21.7%

Our 2011 net earnings of $825.8 million and diluted net earnings per share of $2.52 decreased by 9.0% and 8.4%, respectively, compared to 2010 net earnings of $907.4 million and diluted net earnings per share of $2.75. Our 2011 net earnings were negatively impacted by after-tax special charges of $151.3 million and after-tax accounts receivable allowance charges of $46.9 million for a combined impact of $198.2 million, or $0.61 per diluted share. The impact of the after-tax charges to diluted net earnings per share were partially offset by share repurchases, resulting in lower outstanding shares during 2011 compared to 2010.

Net earnings were $907.4 million in 2010, a 16.8% increase over 2009 net earnings of $777.2 million. Diluted net earnings per share were $2.75 in 2010, a 21.7% increase over 2009 diluted net earnings per share of $2.26. These increases were due to incremental profits resulting from higher 2010 net sales, primarily driven by our ICDs and products to treat atrial fibrillation as well as lower outstanding shares in 2010 resulting from repurchases of our common stock. Net earnings for 2010 included after-tax special charges of $32.8 million, after-tax IPR&D charges of $12.2 million and an after-tax investment impairment charge of $5.2 million for a combined impact of $50.2 million, or $0.15 per diluted share. Net earnings for 2009 included after-tax special charges of $76.4 million, an after-tax investment impairment charge of $5.2 million and after-tax IPR&D charges of $3.7 million for a combined impact of $85.3 million, or $0.25 per diluted share.

LIQUIDITY

We believe that our existing cash balances, future cash generated from operations and available borrowing capacity under our $1.5 billion long-term committed credit facility (Credit Facility) and related commercial paper program, will be sufficient to fund our operating needs, working capital requirements, R&D opportunities, capital expenditures, debt service requirements and dividends (see Dividends section) over the next twelve months and in the foreseeable future thereafter. We do not have any significant debt maturities until 2013. The majority of our outstanding December 31, 2011 debt portfolio matures after January 14, 2016.

We believe that our earnings, cash flows and balance sheet position will permit us to obtain additional debt financing or equity capital should suitable investment and growth opportunities arise. Our credit ratings are investment grade. We monitor capital markets regularly and may raise additional capital when market conditions or interest rate environments are favorable.

At December 31, 2011, substantially all of our cash and cash equivalents was held by our non-U.S. subsidiaries. A portion of these foreign cash balances are associated with earnings that are permanently reinvested and which we plan to use to support our continued growth plans outside the U.S. through funding of operating expenses, capital expenditures and other investment and growth opportunities. The majority of these funds are only available for use by our U.S. operations if they are repatriated into the United States. The funds repatriated would be subject to additional U.S. taxes upon repatriation; however, it is not practical to estimate the amount of additional U.S. tax liabilities we would incur. We currently have no plans to repatriate funds held by our non-U.S. subsidiaries.

We use two primary measures that focus on accounts receivable and inventory – days sales outstanding (DSO) and days inventory on hand (DIOH). We use DSO as a measure that places emphasis on how quickly we collect our accounts receivable balances from customers. We use DIOH, which can also be expressed as a measure of the estimated number of days of cost of sales on hand, as a measure that places emphasis on how efficiently we are managing our inventory levels. These measures may not be computed the same as similarly titled measures used by other companies. Our DSO (ending net accounts receivable divided by average daily sales for the most recently completed quarter) decreased from 90 days at January 1, 2011 to 88 days at December 31, 2011. Our DIOH (ending net inventory divided by average daily cost of sales for the most recently completed six months) decreased from 163 days at January 1, 2011 to 147 days at December 31, 2011 primarily as a result of continued management focus on reducing inventory levels. Special charges recognized in cost of sales in the second half of 2011 reduced our December 31, 2011 DIOH by 7 days. Special charges recognized in cost of sales in the second half of 2010 reduced our January 1, 2011 DIOH by 7 days; however, the impact of our acquisitions in the second half of 2010 offset the special charge impact, increasing our DIOH by 7 days.

A summary of our cash flows from operating, investing and financing activities is provided in the following table (in thousands):

	2011	2010	2009
Net cash provided by (used in):
Operating activities	$1,286,843	$1,274,372	$868,875
Investing activities	(336,894)	(1,080,384)	(490,585)
Financing activities	(456,294)	(86,553)	(130,696)
Effect of currency exchange rate changes on cash and cash equivalents	(8,184)	(26)	8,890
Net increase in cash and cash equivalents	$485,471	$107,409	$256,484

Cash Flows from Operating Activities

Cash provided by operating activities was $1,286.8 million for 2011 compared to $1,274.4 million for 2010 and $868.9 million for 2009. Operating cash flows can fluctuate significantly from period to period due to payment timing differences of working capital accounts such as accounts receivable, accounts payable, accrued liabilities and income taxes payable.

Cash Flows from Investing Activities

Cash used in investing activities was $336.9 million in 2011 compared to $1,080.4 million in 2010 and $490.6 million in 2009. Our purchases of property, plant and equipment, which totaled $306.5 million, $304.9 million and $326.4 million in 2011, 2010 and 2009, respectively, reflect our continued investment in our product growth platforms currently in place. During 2010, we acquired LightLab Imaging for $92.8 million in net cash consideration and AGA Medical for $549.4 million in net cash consideration and 13.6 million shares of St. Jude Medical common stock. We also made an equity minority investment of $60.0 million in CardioMEMS. During 2009, we made a second scheduled acquisition payment of $113.8 million for MediGuide, Inc.

Cash Flows from Financing Activities

Cash used in financing activities was $456.3 million in 2011 compared to $86.6 million in 2010 and $130.7 million in 2009. Our financing cash flows can fluctuate significantly depending upon our liquidity needs and the amount of stock option exercises and the extent of our common stock repurchases. Proceeds from the exercise of stock options and stock issued provided cash inflows of $302.5 million, $151.8 million and $126.3 million during fiscal years 2011, 2010 and 2009, respectively. During 2011, we repurchased $774.7 million of our common stock, which was financed by cash generated from operations and net commercial paper issuances of $246.5 million. We also paid $204.7 million of cash dividends to shareholders. During 2010, we received net proceeds of $950.0 million principal amount of senior notes in the United States and 20.9 billion Yen senior notes in Japan. We used the proceeds to repay our 1.02% Yen-denominated notes due in May 2010 (1.02% Yen Notes) totaling 20.9 billion Yen and retire a 3-year unsecured term loan totaling $432.0 million. Additionally, we repurchased $625.3 million of our common stock, which was financed with the senior notes issued during 2010 and cash generated from operations. During 2009, we issued $1.2 billion of senior notes, made borrowings of $180.0 million under a 3-year unsecured term loan and repaid all of our commercial paper borrowings (net $19.4 million) and outstanding borrowings of $500.0 million under our $1.0 billion long-term committed Credit Facility. Additionally, we repurchased $1.0 billion of our common stock, which was financed with both proceeds from the issuance of our senior notes and cash generated from operations. In December 2009, we voluntarily repaid 1.5 billion Japanese Yen under a 3-year unsecured Japan term loan (Japan Term Loan) totaling 8.0 billion Japanese Yen, resulting in an outstanding balance of 6.5 billion Japanese Yen at January 2, 2010 (the equivalent of $70.7 million at January 2, 2010).

DEBT AND CREDIT FACILITIES

Total debt increased to $2,796.7 million at December 31, 2011 from $2,511.6 million at January 1, 2011, primarily as a result of net commercial paper issuances of $246.5 million used to repurchase common stock. During 2010, we issued approximately $1.2 billion of long-term debt consisting of 3-year and 5-year senior notes in the U.S. and 7-year and 10-year Yen denominated notes in Japan. We also repaid approximately $0.9 billion of debt consisting of a term loan and maturing Yen-denominated notes in Japan. The majority of our long-term debt maturities are after January 14, 2016 and our weighted average interest rate on outstanding long-term debt, inclusive of interest rate swaps, was 2.3% at December 31, 2011 and 2.5% at January 1, 2011.

We have a long-term $1.5 billion committed Credit Facility used to support our commercial paper program and for general corporate purposes. The Credit Facility expires in February 2015. Borrowings under this facility bear interest initially at LIBOR plus 0.875%, subject to adjustment in the event of a change in our credit ratings. Commitment fees under this Credit Facility are not material. There were no outstanding borrowings under the Credit Facility as of December 31, 2011 or January 1, 2011.

Our commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. We began issuing commercial paper during November 2010. At December 31, 2011 and January 1, 2011, we had outstanding commercial paper balances of $272.0 million and $25.5 million, respectively. During 2011 and 2010, our weighted average effective interest rate on our outstanding commercial paper borrowings was 0.25% and 0.27%, respectively. Any future commercial paper borrowings would bear interest at the applicable then-current market rates. Our predominant historical practice has been to issue commercial paper (up to the amount backed by available borrowings capacity under the Credit Facility), as our commercial paper has historically been issued at lower interest rates.

In March 2010, we issued $450.0 million principal amount of 3-year, 2.20% senior notes (2013 Senior Notes) and used the proceeds to retire outstanding debt obligations. Interest payments on the 2013 Senior Notes are required on a semi-annual basis. We may redeem the 2013 Senior Notes at any time at the applicable redemption price. The 2013 Senior Notes are senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness.

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

Concurrent with the issuance of the 2016 Senior Notes, we entered into a 5-year, $500.0 million notional amount interest rate swap designated as a fair value hedge of the changes in fair value of our fixed-rate 2016 Senior Notes. As of December 31, 2011, the fair value of the swap was an $18.1 million asset which was classified as other assets on the consolidated balance sheet, with a corresponding adjustment to the carrying value of the 2016 Senior Notes. Refer to Note 13 of the Consolidated Financial Statements for additional information regarding the interest rate swap.

In April 2010, we issued 10-year, 2.04% unsecured senior notes in Japan (2.04% Yen Notes) totaling 12.8 billion Yen (the equivalent of $163.6 million at December 31, 2011) and 7-year, 1.58% unsecured senior notes in Japan (1.58% Yen Notes) totaling 8.1 billion Yen (the equivalent of $104.4 million at December 31, 2011). We used the net proceeds from these issuances to repay our 1.02% Yen-denominated notes that matured on May 7, 2010 totaling 20.9 billion Yen. Interest payments on the 2.04% Yen Notes and 1.58% Yen Notes are required on a semi-annual basis and the principal amounts recorded on the balance sheet fluctuate based on the effects of foreign currency translation.

In March 2011, we borrowed 6.5 billion Japanese Yen under uncommitted credit facilities with two commercial Japanese banks that provide for borrowings up to a maximum of 11.25 billion Japanese Yen. The proceeds from the borrowings were used to repay the outstanding balance on the Yen-denominated term loan due December 2011. The outstanding 6.5 billion Japanese Yen balance was the equivalent of $83.4 million at December 31, 2011. The principal amount reflected on the balance sheet fluctuates based on the effects of foreign currency translation. Half of the borrowings bear interest at the Yen LIBOR plus 0.25% and the other half of the borrowings bear interest at the Yen LIBOR plus 0.275%. The entire principal balance is due in March 2012 with an option to renew with the lenders’ consent.

Our Credit Facility and Yen Notes contain certain operating and financial covenants. Specifically, the Credit Facility requires that we have a leverage ratio (defined as the ratio of total debt to EBITDA (net earnings before interest, income taxes, depreciation and amortization)) not exceeding 3.0 to 1.0. The Yen Notes require that we have a ratio of total debt to total capitalization not exceeding 60% and a ratio of consolidated EBIT (net earnings before interest and income taxes) to consolidated interest expense of at least 3.0 to 1.0. Under the Credit Facility, our senior notes and Yen Notes we also have certain limitations on how we conduct our business, including limitations on additional liens or indebtedness and limitations on certain acquisitions, mergers, investments and dispositions of assets. We were in compliance with all of our debt covenants as of December 31, 2011.

SHARE REPURCHASES

On December 12, 2011, our Board of Directors authorized a share repurchase program of up to $300.0 million of our outstanding common stock. We began repurchasing shares on January 27, 2012 and completed the repurchases under the program on February 8, 2012, repurchasing 7.1 million shares for $300.0 million at an average repurchase price of $42.14 per share.

On August 2, 2011, our Board of Directors authorized a share repurchase program of up to $500.0 million of our outstanding common stock. We completed the repurchases under the program on August 29, 2011, repurchasing 11.7 million shares for $500.0 million at an average repurchase price of $42.79 per share.

On October 15, 2010, our Board of Directors authorized a share repurchase program of up to $600.0 million of our outstanding common stock. On October 21, 2010, our Board of Directors authorized an additional $300.0 million of share repurchases as part of this share repurchase program. We completed the repurchases under the program on January 20, 2011, repurchasing a total of 22.0 million shares for $900.0 million at an average repurchase price of $40.87 per share. From January 1 through January 20, 2011, we repurchased 6.6 million shares for $274.7 million at an average repurchase price of $41.44 per share.

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

DIVIDENDS

During 2011, our Board of Directors authorized four quarterly cash dividend payments. The following table provides dividend authorization, shareholder record and dividend payable dates during 2011 as well as the cash dividends declared per share. Prior to 2011, we had not declared or paid any cash dividends since 1994. On February 24, 2012 the Company’s Board of Directors authorized a cash dividend of $0.23 per share payable on April 30, 2012 to shareholders of record as of March 30, 2012. We expect to continue to pay quarterly cash dividends in the foreseeable future, subject to Board approval.

Board of Directors’ Dividend Authorization Date	Shareholders’ Record Date	Dividend Payable Date	Cash Dividends Declared Per Share

February 26, 2011	March 31, 2011	April 29, 2011	$0.21
May 11, 2011	June 30, 2011	July 29, 2011	$0.21
August 2, 2011	September 30, 2011	October 31, 2011	$0.21
December 13, 2011	December 30, 2011	January 31, 2012	$0.21

Total dividends declared per share during 2011			$0.84

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

In addition to the amounts shown in the following table, our noncurrent liability for unrecognized tax benefits was $205.5 million as of December 31, 2011, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, our liability for potential penalties and interest was $35.1 million as of December 31, 2011.

A summary of contractual obligations and other minimum commercial commitments as of December 31, 2011 is as follows (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual obligations related to off-balance sheet arrangements:
Operating leases	$142,164	$41,007	$54,788	$29,017	$17,352
Purchase commitments (a)	314,846	291,110	20,554	3,030	152
Contingent consideration payments (b)	16,584	11,693	3,585	1,306	—
Total	$473,594	$343,810	$78,927	$33,353	$17,504

Contractual obligations reflected in the balance sheet:
Debt obligations (c)	3,114,582	147,602	1,274,892	838,377	853,711
Total	$3,588,176	$491,412	$1,353,819	$871,730	$871,215

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

(c)

Includes current debt obligations, scheduled maturities of long-term debt and scheduled interest payments (inclusive of interest rate swap payments). See Note 4 to the Consolidated Financial Statements for additional information on our debt obligations.

MARKET RISK

Foreign Exchange Rate Risk

We are exposed to foreign currency exchange rate fluctuations due to transactions denominated primarily in Euros, Japanese Yen, Canadian Dollars, Australian Dollars, Brazilian Reals, British Pounds and Swedish Kronor. When the U.S. Dollar weakens against foreign currencies, the dollar value of sales denominated in foreign currencies increases. When the U.S. Dollar strengthens against foreign currencies, the dollar value of sales denominated in foreign currencies decreases. A hypothetical 10% change in the value of the U.S. Dollar in relation to our most significant foreign currency exposures would have had an impact of approximately $275 million on our 2011 net sales. This amount is not indicative of the hypothetical net earnings impact due to partially offsetting impacts on the related cost of sales and operating expenses in the applicable foreign currencies.

Derivative Financial Instrument Risk

During 2011, 2010 and 2009, we hedged a portion of our foreign currency transaction risk through the use of forward exchange contracts. We use forward exchange contracts to manage foreign currency exposures related to intercompany receivables and payables arising from intercompany purchases of manufactured products. These forward contracts are not designated as qualifying hedging relationships under ASC Topic 815, Derivatives and Hedging (ASC Topic 815). We measure our foreign currency exchange rate contracts at fair value on a recurring basis. The fair value of all outstanding contracts was immaterial at December 31, 2011, January 1, 2011 and January 2, 2010. During 2011, 2010 and 2009, we recognized net losses of $2.5 million, $0.2 million and $6.7 million, respectively, to other income (expense) for our forward currency exchange contracts not designated as hedging instruments under ASC Topic 815. The net losses were almost entirely offset by corresponding net gains on the foreign currency exposures being managed. We do not enter into contracts for trading or speculative purposes. Our policy is to enter into hedging contracts with major financial institutions that have at least an “A” (or equivalent) credit rating. Although we are exposed to credit loss in the event of nonperformance by counterparties on our outstanding derivative contracts, we do not anticipate nonperformance by any of the counterparties. We continue to evaluate our foreign currency exchange rate risk and the different mechanisms for use in managing such risk, including using derivative financial instruments and operational hedges, such as international manufacturing operations. Our derivative financial instruments accounting policy is discussed in detail in Note 1 to the Consolidated Financial Statements.

Although we have not entered into any derivative hedging contracts to hedge the net asset exposure of our foreign subsidiaries, we have elected to use natural hedging strategies in certain geographies. We have naturally hedged a portion of our Yen-denominated net asset exposure by issuing long-term Yen-denominated debt.

Fair Value Risk

We are also exposed to fair value risk on our Senior Notes and Yen Notes. As of December 31, 2011, the aggregate fair value of our Senior Notes (measured using quoted prices in active markets) was $2,528.0 million compared to the aggregate carrying value of $2,441.3 million (inclusive of the interest rate swaps). Our 2014 Senior Notes have a fixed interest rate of 3.75%, our 2019 Senior Notes have a fixed rate of interest of 4.875%, our 2016 Senior Notes have a fixed rate of interest of 2.50% and our 2013 Senior Notes have a fixed rate of interest of 2.20%. A hypothetical one-percentage point change in the interest rates would have an aggregate impact of approximately $80 million on the fair value of our Senior Notes. As of December 31, 2011, the fair value of our yen-denominated notes (2.04% Yen Notes and 1.58% Yen Notes), both of which have a fixed interest rate, approximated their carrying value. A hypothetical one-percentage point change in the interest rates would have an aggregate impact of approximately $20 million on the fair value of the yen-denominated notes.

Our variable-rate debt consists of loans in the United States and Japan. Assuming average outstanding borrowings of $355.4 million during 2011, a hypothetical one-percentage point change in the interest rates would have an impact of approximately $3.6 million on our 2011 interest expense.

We are also exposed to equity market risk on our marketable equity security investments. We hold certain marketable equity securities of publically-traded companies. Our investments in these companies had a fair value of $38.7 million at December 31, 2011, which are subject to the underlying price risk of the public equity markets.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, derivative financial instruments and accounts receivable. We invest our excess cash in bank deposits, commercial paper or money market funds and diversify the concentration of cash among different financial institutions. Counterparties to our derivative financial instruments are limited to major financial institutions. We perform periodic evaluations of the relative credit standings of these financial institutions and limit the amount of credit exposure with any one financial institution. While we do not require collateral or other security to be furnished by the counterparties to our derivative financial instruments, we minimize exposure to credit risk by dealing with a diversified group of major financial institutions and actively monitoring outstanding positions.

Concentrations of credit risk with respect to trade accounts receivable are generally limited due to our large number of customers and their diversity across many geographic areas. A portion of our trade accounts receivable outside the United States, however, include sales to government-owned or supported healthcare systems in several countries, which are subject to payment delays. Payment is dependent upon the financial stability and creditworthiness of those countries’ national economies. Deteriorating credit and economic conditions in parts of Southern Europe, particularly in Italy, Spain, Portugal and Greece may continue to increase the average length of time it takes us to collect our accounts receivable or also increase our risk of fully collecting our accounts receivable in these countries.

We continually evaluate all government receivables for potential collection risks associated with the availability of government funding, reimbursement practices, and economic conditions. In 2011, we recognized $65.7 million of accounts receivable reserves for increased collection risk associated with certain customer accounts receivable in Europe. If the financial condition of customers or the countries’ healthcare systems continue to deteriorate such that their ability to make payments is uncertain, additional allowances or potentially recognizing revenue on a cash basis may be required in future periods. Our aggregate accounts receivable balance, net of the allowance for doubtful accounts, as of December 31, 2011 in Italy, Spain, Portugal and Greece was approximately $322 million, or approximately 24% of our consolidated net accounts receivable balance.

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
6.

A reduction in the number of procedures using our devices caused by cost-containment pressures, publication of adverse study results, initiation of investigations of our customers related to our devices or the development of or preferences for alternative therapies.

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

12.

Severe weather or other natural disasters that can adversely impact customers purchasing patterns and/or patient implant procedures or cause damage to the facilities of our critical suppliers or one or more of our facilities, such as an earthquake affecting our facilities in California or a hurricane affecting our facilities in Puerto Rico.

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
19.

The disruptions in the financial markets and the economic downturn that adversely impact the availability and cost of credit and customer purchasing and payment patterns, including the collectability of customer accounts receivable.

20.

Conditions imposed in resolving, or any inability to timely resolve, any regulatory issues raised by the FDA, including Form 483 observations or warning letters, as well as risks generally associated with our regulatory compliance and quality systems.

21.

Governmental legislation, including the recently enacted Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, and/or regulation that significantly impacts the healthcare system in the United States and that results in lower reimbursement for procedures using our products, reduces medical procedure volumes or otherwise adversely affects our business and results of operations, including the medical device excise tax.

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the Company’s management, including the CEO and the CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2011. Ernst & Young LLP, our independent registered public accounting firm, has also audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 as stated in its report which is included herein.

/s/   Daniel J. Starks

Daniel J. Starks
Chairman, President and Chief Executive Officer

/s/   John C. Heinmiller

John C. Heinmiller
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of St. Jude Medical, Inc.

We have audited St. Jude Medical, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). St. Jude Medical, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report of management titled Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on St. Jude Medical, Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, St. Jude Medical, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of St. Jude Medical, Inc. as of December 31, 2011 and January 1, 2011, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 31, 2011, and our report dated February 29, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. as of December 31, 2011 and January 1, 2011, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 31, 2011. These financial statements are the responsibility of St. Jude Medical, Inc’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. at December 31, 2011 and January 1, 2011, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), St. Jude Medical Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 29, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 29, 2012

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)

Fiscal Year Ended	December 31, 2011	January 1, 2011	January 2, 2010
Net sales	$5,611,696	$5,164,771	$4,681,273
Cost of sales:
Cost of sales before special charges	1,484,716	1,382,235	1,219,624
Special charges	47,495	27,876	33,761
Total cost of sales	1,532,211	1,410,111	1,253,385
Gross profit	4,079,485	3,754,660	3,427,888
Selling, general and administrative expense	2,084,538	1,817,581	1,675,251
Research and development expense	705,064	631,086	559,766
Purchased in-process research and development charges	4,400	12,244	5,842
Special charges	171,239	16,500	73,983
Operating profit	1,114,244	1,277,249	1,113,046
Other income (expense), net	(95,173)	(68,446)	(55,653)
Earnings before income taxes	1,019,071	1,208,803	1,057,393
Income tax expense	193,278	301,367	280,167
Net earnings	$825,793	$907,436	$777,226

Net earnings per share:
Basic	$2.55	$2.76	$2.28
Diluted	$2.52	$2.75	$2.26

Cash dividends declared per share:	$0.84	$—	$—

Weighted average shares outstanding:
Basic	324,304	328,191	340,880
Diluted	327,094	330,488	344,359

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 31, 2011	January 1, 2011
ASSETS
Current Assets
Cash and cash equivalents	$985,807	$500,336
Accounts receivable, less allowances for doubtful accounts	1,366,877	1,331,210
Inventories	624,476	667,545
Deferred income taxes, net	231,907	196,599
Other current assets	181,499	216,458
Total current assets	3,390,566	2,912,148
Property, Plant and Equipment
Land, buildings and improvements	528,346	493,992
Machinery and equipment	1,546,439	1,377,768
Diagnostic equipment	379,570	352,589
Property, plant and equipment at cost	2,454,355	2,224,349
Less accumulated depreciation	(1,065,946)	(900,418)
Net property, plant and equipment	1,388,409	1,323,931
Goodwill	2,952,937	2,955,602
Intangible assets, net	856,013	987,060
Other assets	417,268	387,707
TOTAL ASSETS	$9,005,193	$8,566,448

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current debt obligations	$83,397	$79,637
Accounts payable	202,492	297,551
Dividends payable	67,120	—
Income taxes payable	1,272	—
Employee compensation and related benefits	305,015	320,323
Other current liabilities	402,429	319,739
Total current liabilities	1,061,725	1,017,250
Long-term debt	2,713,275	2,431,966
Deferred income taxes, net	278,583	310,503
Other liabilities	476,994	435,058
Total liabilities	4,530,577	4,194,777
Commitments and Contingencies (Note 5)	—	—
Shareholders’ Equity
Preferred stock	—	—
Common stock (319,615,965 and 329,018,166 shares issued and outstanding at December 31, 2011 and January 1, 2011, respectively)	31,961	32,902
Additional paid-in capital	43,013	156,126
Retained earnings	4,383,922	4,098,639
Accumulated other comprehensive income:
Cumulative translation adjustment	(2,167)	68,897
Unrealized gain on available-for-sale securities	17,887	15,107
Total shareholders’ equity	4,474,616	4,371,671
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,005,193	$8,566,448

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Number of Shares	Amount		Retained Earnings
Balance at January 3, 2009	345,332,272	$34,533	$219,041	$2,977,630	$4,702	$3,235,906
Comprehensive income:
Net earnings				777,226		777,226
Other comprehensive income:
Unrealized gain on available-for-sale securities, net of taxes of $3,369					5,865	5,865
Reclassification of realized loss on derivative financial instruments to net earnings, net of taxes of $247					411	411
Foreign currency translation adjustment, net of taxes of $(173)					83,056	83,056
Other comprehensive income						89,332
Comprehensive income						866,558
Repurchases of common stock	(27,154,078)	(2,715)	(433,632)	(563,653)		(1,000,000)
Stock-based compensation			59,795			59,795
Common stock issued under stock plans and other, net	6,359,387	636	125,620			126,256
Tax benefit from stock plans			35,036			35,036
Balance at January 2, 2010	324,537,581	$32,454	$5,860	$3,191,203	$94,034	$3,323,551
Comprehensive income:
Net earnings				907,436		907,436
Other comprehensive income (loss):
Unrealized gain on available-for-sale securities, net of taxes of $1,893					6,187	6,187
Reclassification of realized gain on available-for-sale securities, net of taxes of $1,848					(3,081)	(3,081)
Foreign currency translation adjustment, net of taxes of $314					(13,136)	(13,136)
Other comprehensive loss						(10,030)
Comprehensive income						897,406
Repurchases of common stock	(15,388,500)	(1,539)	(623,712)			(625,251)
Stock-based compensation			69,586			69,586
Common stock issued under stock plans and other, net	6,293,732	629	151,144			151,773
Common stock issued in connection with acquisition	13,575,353	1,358	532,289			533,647
Tax benefit from stock plans			20,959			20,959
Balance at January 1, 2011	329,018,166	$32,902	$156,126	$4,098,639	$84,004	$4,371,671
Comprehensive income:
Net earnings				825,793		825,793
Cash dividends declared on common stock, $0.84 per share				(271,868)		(271,868)
Other comprehensive income (loss):
Unrealized gain on available-for-sale securities, net of taxes of $1,894					2,780	2,780
Foreign currency translation adjustment, net of taxes of $(475)					(71,064)	(71,064)
Other comprehensive loss						(68,284)
Comprehensive income						485,641
Repurchases of common stock	(18,314,774)	(1,831)	(504,271)	(268,642)		(774,744)
Stock-based compensation			76,313			76,313
Common stock issued under stock plans and other, net	8,912,573	890	301,587			302,477
Tax benefit from stock plans			13,258			13,258
Balance at December 31, 2011	319,615,965	$31,961	$43,013	$4,383,922	$15,720	$4,474,616

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Fiscal Year Ended	December 31, 2011	January 1, 2011	January 2, 2010
OPERATING ACTIVITIES
Net earnings	$825,793	$907,436	$777,226
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	295,764	244,015	213,465
Amortization of debt discount (premium)	(5,401)	1,262	370
Inventory step-up amortization	29,442	8,797	—
Stock-based compensation	76,313	69,586	59,795
Excess tax benefits from stock-based compensation	(8,678)	(16,635)	(26,373)
Investment impairment charges	—	5,222	8,300
Gain on sale of investment	—	(4,929)	—
Purchased in-process research and development charges	4,400	12,244	5,842
Deferred income taxes	(64,780)	(33,629)	(14,058)
Other, net	78,265	17,446	11,982
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(55,108)	(123,300)	(39,090)
Inventories	10,007	42,318	(104,463)
Other current assets	47,889	(30,921)	10,303
Accounts payable and accrued expenses	38,655	163,564	(65,100)
Income taxes payable	14,282	11,896	30,676
Net cash provided by operating activities	1,286,843	1,274,372	868,875
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(306,494)	(304,901)	(326,408)
Business acquisition payments, net of cash acquired	—	(679,022)	(129,507)
Proceeds from sale of investments	—	8,429	—
Other investing activities, net	(30,400)	(104,890)	(34,670)
Net cash used in investing activities	(336,894)	(1,080,384)	(490,585)
FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued	302,479	151,773	126,256
Excess tax benefits from stock-based compensation	8,678	16,635	26,373
Common stock repurchased, including related costs	(809,204)	(590,793)	(1,000,000)
Dividends paid	(204,747)	—	—
Issuances/payments of commercial paper borrowings, net	246,500	25,500	(19,400)
Borrowings under debt facilities	78,417	930,118	11,109,754
Payments under debt facilities	(78,417)	(619,786)	(10,373,679)
Net cash used in financing activities	(456,294)	(86,553)	(130,696)
Effect of currency exchange rate changes on cash and cash equivalents:	(8,184)	(26)	8,890
Net increase in cash and cash equivalents	485,471	107,409	256,484
Cash and cash equivalents at beginning of year	500,336	392,927	136,443
Cash and cash equivalents at end of year	$985,807	$500,336	$392,927

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$202,888	$308,062	$225,062
Interest	$68,051	$62,875	$24,549
Noncash investing activities:
Issuance of stock in connection with acquisitions	$—	$533,647	$—

See notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Overview: St. Jude Medical, Inc., together with its subsidiaries (St. Jude Medical or the Company) develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiology, cardiac surgery and atrial fibrillation therapy areas and implantable neurostimulation devices for the management of chronic pain. The Company’s four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF) and Neuromodulation (NMD). The Company’s principal products in each operating segment are as follows: CRM – tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CV – vascular products, which include vascular closure products, pressure measurement guidewires, optical coherence tomography (OCT) imaging products, vascular plugs and other vascular accessories, and structural heart products, which include heart valve replacement and repair products and structural heart defect devices; AF – electrophysiology (EP) introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and NMD – neurostimulation products, which include spinal cord and deep brain stimulation devices. The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company’s products are the United States, Europe, Japan and Asia Pacific.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year: The Company utilizes a 52/53-week fiscal year ending on the Saturday nearest December 31st. Fiscal year 2011, 2010 and 2009 consisted of 52 weeks and ended on December 31, 2011, January 1, 2011 and January 2, 2010, respectively.

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

The following table summarizes the components of the balance of the Company’s available-for-sale securities at December 31, 2011 and January 1, 2011 (in thousands):

	December 31, 2011	January 1, 2011
Adjusted cost	$9,236	$9,116
Gross unrealized gains	29,649	24,988
Gross unrealized losses	(228)	(359)
Fair value	$38,657	$33,745

Available-for-sale securities are recorded at fair value based upon quoted market prices (see Note 12). Unrealized gains and losses, net of related incomes taxes, are recorded in accumulated other comprehensive income in shareholders’ equity. Upon the sale of an available-for-sale security, the unrealized gain (loss) is reclassified out of accumulated other comprehensive income and reflected as a realized gain (loss) in net earnings. Realized gains (losses) are computed using the specific identification method and recognized as other income (expense). During 2010, the Company sold an available-for-sale security, recognizing a realized after-tax gain of $3.1 million. The total pre-tax gain of $4.9 million was recognized as other income (see Note 9). There were no realized gains (losses) from the sale of available-for-sale securities recorded during fiscal years 2011 or 2009. Additionally, when the fair value of an available-for-sale security falls below its original cost and the Company determines that the corresponding unrealized loss is other-than-temporary, the Company recognizes an impairment loss to net earnings in the period the determination is made.

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

Accounts Receivable: The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. In Greece, the Company has sold its products through a distributor. On February 21, 2012, an agreement was reached between the Greek government and the European Union and International Monetary Fund whereby creditors would swap existing Greek government bonds for new bonds with a significant reduction in face value, a longer term and lower interest rates. This agreement, among other macroeconomic and factors specific to the distributor, negatively impacted the solvency and liquidity of the Company’s Greek distributor, raising significant doubt regarding the collectability of the Company’s outstanding receivable balance. Since the February debt agreement, as well as these additional factors, provided additional evidence about conditions that existed at the balance sheet date, the Company recognized a $56.4 million accounts receivable allowance charge in the consolidated financial statements for the fiscal year ended December 31, 2011. The Company’s total allowance for doubtful accounts was $100.9 million and $35.4 million at December 31, 2011 and January 1, 2011, respectively.

Inventories: Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories consisted of the following (in thousands):

	December 31, 2011	January 1, 2011
Finished goods	$437,932	$466,191
Work in process	54,144	62,607
Raw materials	132,400	138,747
	$624,476	$667,545

Property, Plant and Equipment: Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 15 to 39 years for buildings and improvements, three to seven years for machinery and equipment and three to five years for diagnostic equipment. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from ICDs and pacemakers. The estimated useful lives of this equipment are based on anticipated usage by physicians and healthcare professionals and the timing and impact of expected new technology platforms and rollouts by the Company. Property, plant and equipment are depreciated using accelerated methods for income tax purposes. During 2011, 2010 and 2009, depreciation expense was $202.6 million, $177.5 million and $152.9 million, respectively.

Goodwill: Goodwill represents the excess of cost over the fair value of identifiable net assets of a business acquired. Goodwill for each reporting unit is reviewed for impairment at least annually. The Company has four reporting units as of December 31, 2011, consisting of its four operating segments (see Note 14). Based on Accounting Standards Update (ASU) 2011-08, Goodwill Impairment Assessments, the Company assesses goodwill impairment by considering qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and sustained decrease in share price. If the qualitative assessment results in a determination that the fair value of a reporting unit is more likely than not more than its carrying amount, no additional testing is considered necessary. However, if the Company determines the fair value is more likely than not below the carrying value of a reporting unit, the Company performs the two-step goodwill impairment test required by Accounting Standards Codification (ASC) Topic 350, Intangibles – Goodwill and Other. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would complete step 2 in order to measure the potential impairment loss. In step 2, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference. During the fourth quarters of 2011, 2010 and 2009, the Company completed its annual goodwill impairment assessments and determined there was no evidence of impairment associated with the carrying values of goodwill for its reporting units.

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

The Company also reviews its indefinite-lived intangible assets for impairment at least annually to determine if any adverse conditions exist that would indicate impairment. If impairment indicators exist, the Company analyzes the carrying value of its indefinite-lived intangible assets to determine if the carrying value exceeds the related undiscounted future cash flows. If the carrying value exceeds the related undiscounted future cash flows, the carrying value is written down to the fair value in the period identified. The Company determines the fair value by utilizing a present value cash flow calculation with an appropriate risk-adjusted discount rate.

The Company also reviews its definite-lived intangible assets for impairment when impairment indicators exist. When impairment indicators exist, the Company determines if the carrying value of its definite-lived intangible assets exceeds the related undiscounted future cash flows. In cases where the carrying value exceeds the undiscounted cash flows, the carrying value is written down to fair value in the period identified. In assessing fair value, the Company utilizes a present value cash flow calculation with an appropriate risk-adjusted discount rate. During 2011, the Company recognized impairment charges of $51.9 million primarily associated with customer relationship intangible assets (see Note 8). There was no impairment of the Company’s intangible assets during fiscal years 2010 or 2009.

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

Changes in the Company’s product warranty liability during fiscal years 2011 and 2010 were as follows (in thousands):

	2011	2010
Balance at beginning of year	$25,127	$19,911
Warranty expense recognized	15,120	7,442
Warranty credits issued	(4,100)	(2,226)
Balance at end of year	$36,147	$25,127

Product Liability: As a result of higher costs and increasing coverage limitations, effective June 16, 2009, the Company ceased purchasing product liability insurance. Based on historical loss trends, the Company accrues for product liability claims through its self-insurance program in effort to adequately cover future losses. Additionally, the Company accrues for product liability claims when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Receivables for insurance recoveries from prior product liability insurance coverage are recorded when it is probable that a recovery will be realized. The Company has not incurred a significant amount of product liability charges during fiscal years 2011, 2010 or 2009.

Litigation: The Company accrues a liability for costs related to litigation, including future legal costs, settlements and judgments where it has assessed that a loss is probable and an amount can be reasonably estimated.

Revenue Recognition: The Company sells its products to hospitals primarily through a direct sales force. In certain international markets, the Company sells its products through independent distributors. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured. A portion of the Company’s inventory is held by field sales representatives or consigned at hospitals. Revenue is recognized at the time the Company is notified that the inventory has been implanted or used by the customer. For products that are not consigned, revenue recognition occurs upon shipment to the hospital or, in the case of distributors, when title transfers under the contract. The Company offers sales rebates and discounts to certain customers. The Company records such rebates and discounts as a reduction of net sales in the same period revenue is recognized. The Company estimates rebates based on customers’ contracted terms and historical sales experience.

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

The following table sets forth the computation of basic and diluted net earnings per share for fiscal years 2011, 2010 and 2009 (in thousands, except per share amounts):

	2011	2010	2009
Numerator:
Net earnings	$825,793	$907,436	$777,226

Denominator:
Basic weighted average shares outstanding	324,304	328,191	340,880
Effect of dilutive securities:
Stock options	2,649	2,297	3,456
Restricted stock units	138	—	—
Restricted stock awards	3	—	23
Diluted weighted average shares outstanding	327,094	330,488	344,359
Basic net earnings per share	$2.55	$2.76	$2.28
Diluted net earnings per share	$2.52	$2.75	$2.26

Approximately 11.5 million, 18.3 million and 22.8 million shares of common stock subject to employee stock options, restricted stock awards and restricted stock units were excluded from the diluted net earnings per share computation because they were not dilutive during fiscal years 2011, 2010 and 2009, respectively.

Foreign Currency Translation: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect throughout the year. Assets and liabilities of foreign operations are translated at period-end exchange rates with the impacts of foreign currency translation recognized to cumulative translation adjustment, a component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are included in other income (expense).

Derivative Financial Instruments: The Company follows the provisions of ASC Topic 815, Derivatives and Hedging (ASC Topic 815) to account for its derivative instruments and hedging activities. ASC Topic 815 requires all derivative financial instruments to be recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recognized in net earnings or other comprehensive income depending on whether the derivative is designated as part of a qualifying hedge transaction.

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

The Company has entered into interest rate swap contracts to hedge the risk of the change in the fair value of fixed-rate borrowings due to changes in the benchmark interest rate. As designated fair value hedges, changes in the value of the fair value hedge are recognized as an asset or liability, as applicable, offsetting the changes in the fair value of the hedged debt instrument. The Company has also periodically entered into interest rate swap contracts to hedge the risk to net earnings associated with movements in interest rates by converting variable-rate borrowings into fixed-rate borrowings. As designated cash flow hedges, the fair value of the swap contract is recognized as an asset or liability, as applicable, with the related unrealized gain (loss) recorded to other comprehensive income. The Company’s swap contracts are recorded on the consolidated balance sheets as a component of other current assets, other assets, other accrued expenses or other liabilities based on the gain or loss position of the contract and the contract maturity date.

New Accounting Pronouncements: In January 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-6, Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including (i) significant transfers into and out of Level 1 and Level 2 fair value measurements and (ii) information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. ASC Topic 820 was effective for interim and annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which were effective for interim and annual periods beginning after December 15, 2010. The Company adopted the additional disclosures required for Level 1 and Level 2 fair value measurements in fiscal year 2010 and adopted Level 3 disclosures in fiscal year 2011.

In September 2011, the FASB issued Accounting Standards Update (ASU) 2011-08, Intangibles – Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment, which allows an entity to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after the assessment the entity determines it is unlikely that the fair value of a reporting unit is less than its carrying amount, then the two-step impairment test is unnecessary. If however, an entity concludes otherwise, then the first step of the two-step impairment test is required. ASU 2011-08 is effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. While the Company early- adopted this new accounting pronouncement during its fourth quarter 2011 annual goodwill impairment assessment, there was no impact to the Company’s financial statements.

NOTE 2 – ACQUISITIONS AND MINORITY INVESTMENT

The Company’s most significant acquisitions are described below. The results of operations of businesses acquired have been included in the Company’s consolidated results of operations since the dates of acquisition. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in the aggregate.

Fiscal Year 2010

LightLab Imaging, Inc.: On July 6, 2010, the Company completed its acquisition of LightLab Imaging, Inc. (LightLab Imaging) for $92.8 million in net cash consideration. The Company recorded direct transaction costs of $1.4 million. LightLab Imaging was based in Westford, Massachusetts and develops, manufactures and markets OCT for coronary imaging applications. OCT is a high resolution diagnostic coronary imaging technology that complements the Fractional Flow Reserve (FFR) technology acquired by the Company as part of the Radi Medical Systems AB (Radi Medical Systems) acquisition in December 2008.

The goodwill recorded as a result of the LightLab Imaging acquisition is deductible for income tax purposes and was entirely allocated to the Cardiovascular operating segment. The goodwill represents the strategic benefits of growing our Cardiovascular product portfolio and the expected revenue growth from increased market penetration from future products and customers. In connection with the acquisition of LightLab Imaging, the Company recognized $39.6 million of developed and core technology intangible assets that have an estimated useful life of 15 years and $14.3 million of IPR&D that was capitalized as an indefinite-lived intangible asset.

AGA Medical, Inc.: On November 18, 2010 the Company completed its acquisition of AGA Medical, acquiring all of the outstanding shares of AGA Medical (NASDAQ: AGAM) for $20.80 per share in a cash and stock transaction valued at $1.1 billion (which consisted of $549.4 million in net cash consideration and 13.6 million shares of St. Jude Medical common stock). The transaction was consummated through an exchange offer followed by a merger. The Company recorded direct transaction costs of $15.0 million and assumed debt of $197.0 million that was paid off at closing. The AGA Medical acquisition expanded the Company’s cardiovascular product portfolio and future product pipeline to treat structural heart defects and vascular abnormalities through minimally invasive transcatheter treatments. AGA Medical was based in Plymouth, Minnesota.

The goodwill recorded as a result of the AGA Medical acquisition is not deductible for income tax purposes and was allocated entirely to the Company’s Cardiovascular operating segment. The goodwill represents the strategic benefits of growing our Cardiovascular product portfolio and the expected revenue growth from increased market penetration from future products and customers. In connection with the acquisition of AGA Medical, the Company capitalized $372.0 million of developed and core technology intangible assets, $120.0 million of IPR&D and $48.8 million of trademark intangible assets. The estimated useful lives of the developed and core technology intangible assets range from 12 to 15 years. Both the IPR&D and trademark assets have been recorded as indefinite-lived intangible assets. During 2011, the Company finalized the $1.1 billion purchase price allocation and recorded a $3.0 million decrease to goodwill. The impacts of finalizing the purchase price allocation, individually and in the aggregate were not considered material to reflect as a retrospective adjustment of the historical financial statements.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of the significant business acquisitions made by the Company in fiscal year 2010 (in thousands):

	LightLab Imaging	AGA Medical	Total
Current assets	$15,424	$96,936	$112,360
Deferred income taxes, net	4,240	13,038	17,278
Goodwill	40,543	880,679	921,222
Other intangible assets	39,640	420,800	460,440
Acquired IPR&D	14,270	120,000	134,270
Other long-term assets	2,219	45,007	47,226
Total assets acquired	116,336	1,576,460	1,692,796

Current liabilities	23,555	62,154	85,709
Deferred income taxes, net	—	195,477	195,477
Other long-term liabilities	—	235,756	235,756
Net assets acquired	$92,781	$1,083,073	$1,175,854

Cash paid, net of cash acquired	$92,781	$549,426	$642,207
Non-cash (SJM shares at fair value)	—	533,647	533,647
Net assets acquired	$92,781	$1,083,073	$1,175,854

Minority Investment: During 2010, the Company made a minority equity investment of $60.0 million in CardioMEMS, Inc. (CardioMEMS), a privately-held company that is focused on the development of a wireless monitoring technology that can be placed directly into the pulmonary artery to assess cardiac performance via measurement of pulmonary artery pressure. The investment agreement resulted in a 19% ownership interest and provided the Company with the exclusive right, but not the obligation, to acquire CardioMEMS for an additional payment of $375 million during the period that extends through the completion of certain regulatory milestones. The equity investment and allocated value of the fixed price purchase option are being carried at cost.

NOTE 3 – GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for each of the Company’s reportable segments for the fiscal years ended December 31, 2011 and January 1, 2011 were as follows (in thousands):

	CRM/NMD	CV/AF	Total
Balance at January 2, 2010	$1,218,329	$787,522	$2,005,851
AGA Medical	—	880,679	880,679
LightLab Imaging	—	40,543	40,543
Foreign currency translation and other	12,791	15,738	28,529
Balance at January 1, 2011	$1,231,120	$1,724,482	$2,955,602
AGA Medical	—	(2,995)	(2,995)
Foreign currency translation and other	3,965	(3,635)	330
Balance at December 31, 2011	$1,235,085	$1,717,852	$2,952,937

The following table provides the gross carrying amount of other intangible assets and related accumulated amortization (in thousands):

	December 31, 2011		January 1, 2011
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Definite-lived intangible assets:
Purchased technology and patents	$922,409	$275,831	$910,035	$208,362
Customer lists and relationships	47,745	25,433	184,327	100,608
Trademarks and tradenames	24,171	7,556	24,370	7,431
Licenses, distribution agreements and other	6,283	4,575	6,170	4,511
	$1,000,608	$313,395	$1,124,902	$320,912

Indefinite-lived intangible assets:
Acquired IPR&D	$120,000		$134,270
Trademarks and tradenames	48,800		48,800
	$168,800		$183,070

During 2011, the Company received approval in Japan for its OCT technology acquired in conjunction with its LightLab Imaging acquisition in 2010. As a result of the approval, the Company reclassified $14.3 million of acquired IPR&D from an indefinite-lived intangible asset to a purchased technology definite-lived intangible asset.

The Company also recognized a $51.9 million impairment charge during 2011 primarily associated with customer relationship intangible assets (see Note 8). The gross carrying amounts and related accumulated amortization amounts for these impairment charges were written off in the respective period. There was no impairment of intangible assets during fiscal years 2010 or 2009.

Amortization expense was $93.1 million, $63.3 million and $58.5 million for fiscal years 2011, 2010 and 2009, respectively. The following table presents expected future amortization expense. Actual amounts of amortization expense may differ due to additional intangible assets acquired and foreign currency translation impacts (in thousands):

	2012	2013	2014	2015	2016	After 2016
Amortization expense	$81,361	$80,351	$79,281	$78,939	$78,750	$326,504

NOTE 4 – DEBT

The Company’s debt consisted of the following (in thousands):

	December 31, 2011	January 1, 2011
2.20% senior notes due 2013	$460,829	$467,168
3.75% senior notes due 2014	699,460	699,248
2.50% senior notes due 2016	517,710	489,496
4.875% senior notes due 2019	495,198	494,563
1.58% Yen-denominated senior notes due 2017	104,446	99,737
2.04% Yen-denominated senior notes due 2020	163,632	156,254
Yen-denominated term loan due 2011	—	79,637
Yen-denominated credit facilities due 2012	83,397	—
Commercial paper borrowings	272,000	25,500
Total debt	2,796,672	2,511,603
Less: current debt obligations	83,397	79,637
Long-term debt	$2,713,275	$2,431,966

Expected future minimum principal payments under the Company’s debt obligations are as follows: $83.4 million in 2012; $450.0 million in 2013; $700.0 million in 2014; $272.0 million in 2015; $500.0 million in 2016; and $768.1 million in years thereafter.

Senior notes due 2013: On March 10, 2010, the Company issued $450.0 million principal amount of 3-year, 2.20% unsecured senior notes (2013 Senior Notes) that mature in September 2013. The majority of the net proceeds from the issuance of the 2013 Senior Notes was used to retire outstanding debt obligations. Interest payments are required on a semi-annual basis. The 2013 Senior Notes were issued at a discount, yielding an effective interest rate of 2.23% at issuance. The Company may redeem the 2013 Senior Notes at any time at the applicable redemption price. The debt discount is being amortized as interest expense through maturity.

Concurrent with the issuance of the 2013 Senior Notes, the Company entered into a 3-year, $450.0 million notional amount interest rate swap designated as a fair value hedge of the changes in fair value of the Company’s fixed-rate 2013 Senior Notes. On November 8, 2010, the Company terminated the interest rate swap and received a cash payment of $19.3 million. The gain from terminating the interest rate swap agreement is being amortized as a reduction of interest expense resulting in a net average interest rate of 0.8% that will be recognized over the remaining term of the 2013 Senior Notes.

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

Concurrent with the issuance of the 2016 Senior Notes, the Company entered into a 5-year, $500.0 million notional amount interest rate swap designated as a fair value hedge of the changes in fair value of the Company’s fixed-rate 2016 Senior Notes. As of December 31, 2011, the fair value of the swap was an $18.1 million asset which was classified as other assets on the consolidated balance sheet, with a corresponding adjustment increasing the carrying value of the 2016 Senior Notes. Refer to Note 13 for additional information regarding the interest rate swap.

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

1.58% Yen-denominated senior notes due 2017: On April 28, 2010, the Company issued 7-year, 1.58% unsecured senior notes in Japan (1.58% Yen Notes) totaling 8.1 billion Yen (the equivalent of $104.4 million at December 31, 2011 and $99.7 million at January 1, 2011). The net proceeds from the issuance of the 1.58% Yen Notes were used to repay the 1.02% Yen-denominated Notes due May 2010 (1.02% Yen Notes). The principal amount of the 1.58% Yen Notes recorded on the balance sheet fluctuates based on the effects of foreign currency translation. Interest payments are required on a semi-annual basis and the entire principal balance is due on April 28, 2017.

2.04% Yen-denominated senior notes due 2020: On April 28, 2010, the Company issued 10-year, 2.04% unsecured senior notes in Japan (2.04% Yen Notes) totaling 12.8 billion Yen (the equivalent of $163.6 million at December 31, 2011 and $156.3 million at January 1, 2011). The net proceeds from the issuance of the 2.04% Yen Notes were used to repay the 1.02% Yen Notes. The principal amount of the 2.04% Yen Notes recorded on the balance sheet fluctuates based on the effects of foreign currency translation. Interest payments are required on a semi-annual basis and the entire principal balance is due on April 28, 2020.

Yen–denominated credit facilities: In March 2011, the Company borrowed 6.5 billion Japanese Yen under uncommitted credit facilities with two commercial Japanese banks that provide for borrowings up to a maximum of 11.25 billion Japanese Yen. The proceeds from the borrowings were used to repay the outstanding balance on the Yen-denominated term loan due December 2011. The outstanding 6.5 billion Japanese Yen balance was the equivalent of $83.4 million at December 31, 2011. The principal amount reflected on the balance sheet fluctuates based on the effects of foreign currency translation. Half of the borrowings bear interest at Yen LIBOR plus 0.25% and the other half of the borrowings bear interest at Yen LIBOR plus 0.275%. The entire principal balance is due in March 2012.

Other available borrowings: In December 2010, the Company entered into a $1.5 billion unsecured committed credit facility (Credit Facility) that it may draw on for general corporate purposes and to support its commercial paper program. The Credit Facility expires in February 2015. Borrowings under the Credit Facility bear interest initially at LIBOR plus 0.875%, subject to adjustment in the event of a change in the Company’s credit ratings. As of December 31, 2011 and January 1, 2011, the Company had no outstanding borrowings under the Credit Facility.

The Company’s commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. The Company began issuing commercial paper during November 2010 and had an outstanding commercial paper balance of $272.0 million as of December 31, 2011 and $25.5 million as of January 1, 2011. During 2011, the Company’s weighted average effective interest rate on its commercial paper borrowings was approximately 0.25%. Any future commercial paper borrowings would bear interest at the applicable then-current market rates. The Company classifies all of its commercial paper borrowings as long-term debt, as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed Credit Facility.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various facilities and equipment under non-cancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $41.0 million in 2012; $31.6 million in 2013; $23.2 million in 2014; $16.5 million in 2015; $12.5 million in 2016; and $17.4 million in years thereafter. Rent expense under all operating leases was $44.6 million, $36.3 million and $33.5 million in fiscal years 2011, 2010 and 2009, respectively.

Litigation

Silzone® Litigation and Insurance Receivables: The Company has been sued in various jurisdictions beginning in March 2000 by some patients who received a heart valve product with Silzone® coating, which the Company stopped selling in January 2000. The Company has vigorously defended against the claims that have been asserted and will continue to do so with respect to any remaining claims.

The Company has two outstanding class actions in Ontario, one individual case in Ontario, one proposed class action in British Columbia by the provincial health insurer, and one individual lawsuit in federal court in Nevada. In Ontario, a class action case involving Silzone patients has been certified, and the trial on common class issues began in February 2010. The testimony and evidence submissions for this trial were completed in March 2011, and closing briefing and argument were completed in September 2011. No final ruling from the common issues trial has been issued. Depending on the Court’s ultimate decision, there may be further proceedings, including appeals, in the future. A second case seeking class action status in Ontario has been stayed pending resolution of the ongoing Ontario class action. The complaints in the Ontario cases request damages up to 2.0 billion Canadian Dollars (the equivalent of $2.0 billion at December 31, 2011). The proposed class action lawsuit by the British Columbia provincial health insurer seeks to recover the cost of insured services furnished or to be furnished to patients who were also class members in the British Columbia class action that was resolved in 2010. Although that lawsuit remains pending in the British Columbia court, there has not been any activity since 2010. The individual case in Ontario requests damages in excess of $1.2 million (claiming unspecified special damages, health care costs and interest), and the complaint filed in the lawsuit in Nevada requests damages in excess of $75 thousand. Based on the Company’s historical experience, the amount ultimately paid, if any, often does not bear any relationship to the amount claimed.

The Company has recorded an accrual for probable legal costs, settlements and judgments for Silzone related litigation. The Company is not aware of any unasserted claims related to Silzone-coated products. For all Silzone legal costs incurred, the Company records insurance receivables for the amounts that it expects to recover based on its assessment of the specific insurance policies, the nature of the claim and the Company’s experience with similar claims. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered by the Company’s product liability insurance policies or existing reserves could be material to the Company’s consolidated earnings, financial position and cash flows. The following table summarizes the Company’s Silzone legal accrual and related insurance receivable at December 31, 2011 and January 1, 2011 (in thousands):

	December 31, 2011	January 1, 2011
Silzone legal accrual	$21,657	$24,032
Silzone insurance receivable	$14,975	$12,799

The Company’s current and final insurance layer for Silzone claims consists of $15 million of remaining coverage with two insurance carriers. To the extent that the Company’s future Silzone costs and expenses exceed its remaining insurance coverage, the Company would be responsible for such costs. The Company has not recorded an expense related to any potential future damages as they are not probable or reasonably estimable at this time.

Volcano Corporation & LightLab Imaging Inc. (LightLab Imaging) Litigation: The Company’s subsidiary, LightLab Imaging, has pending litigation with Volcano Corporation (Volcano) and Axsun Technologies, Inc. (Axsun), a subsidiary of Volcano, in the Superior Court of Massachusetts and in state court in Delaware. LightLab Imaging makes and sells optical coherence tomography (OCT) imaging systems. Volcano is a LightLab Imaging competitor in medical imaging. Axsun makes and sells lasers and is a supplier of lasers to LightLab Imaging for use in OCT imaging systems. The lawsuits arise out of Volcano’s acquisition of Axsun in December 2008. Before Volcano acquired Axsun, LightLab Imaging and Axsun had worked together to develop a tunable laser for use in OCT imaging systems. While the laser was in development, LightLab Imaging and Axsun entered into an agreement pursuant to which Axsun agreed to sell its tunable lasers exclusively to LightLab in the field of human coronary artery imaging for a certain period of time.

After Volcano acquired Axsun in December 2008, LightLab Imaging sued Axsun and Volcano in Massachusetts, asserting a number of claims arising out of Volcano’s acquisition of Axsun. In January 2011, the court ruled that Axsun’s and Volcano’s conduct constituted knowing and willful violations of a statute that prohibits unfair or deceptive acts or practices or acts of unfair competition, entitling LightLab Imaging to double damages, and furthermore, that LightLab Imaging was entitled to recover attorneys’ fees. In February 2011, Volcano and Axsun were ordered to pay the Company for reimbursement of attorneys’ fees and double damages, which Volcano paid to the Company in July 2011. The Court also issued certain injunctions against Volcano and Axsun when it entered its final judgment.

In Delaware, Axsun and Volcano commenced an action in February 2010 against LightLab Imaging, seeking a declaration as to whether Axsun may supply a certain light source for use in OCT imaging systems to Volcano. Axsun’s and Volcano’s position is that this light source is not a tunable laser and hence falls outside Axsun’s exclusivity obligations to Volcano. LightLab Imaging’s position, among other things, is that this light source is a tunable laser. Though the trial of this matter was expected to occur in early 2011, in a March 2011 ruling, the Delaware Court postponed the trial of this case because Axsun and Volcano did not yet have a finalized light source product to present to the Court.

In May 2011, LightLab Imaging initiated a lawsuit against Volcano and Axsun in the Delaware state court. The suit seeks to enforce LightLab Imaging’s exclusive contract with Axsun, to prevent Volcano from interfering with that contract, to bar Axsun and Volcano from using LightLab Imaging confidential information and trade secrets, and to prevent Volcano and Axsun from violating a Massachusetts statute prohibiting unfair methods of competition and unfair or deceptive acts or practices relating to LightLab Imaging’s tunable laser technology. In October 2011, LightLab Imaging filed an amended and supplemental complaint in this action, and in early November 2011, the Company received Volcano and Axsun’s response, including motions to dismiss some of the claims and stay the prosecution of other claims. The parties have fully briefed these motions, but no hearing date has yet been set by the Court.

Volcano Corporation & St. Jude Medical Patent Litigation: In July 2010, the Company filed a lawsuit in federal district court in Delaware against Volcano for patent infringement. In the suit, the Company asserted five patents against Volcano and seeks injunctive relief and monetary damages. The infringed patents are part of the St. Jude Medical PressureWire® technology platform, which was acquired as part of St. Jude Medical’s purchase of Radi Medical Systems in December 2008.Volcano has filed counterclaims against the Company in this case, alleging certain St. Jude Medical patent claims are unenforceable and that certain St. Jude Medical products infringe four Volcano patents. The Company believes the assertions and claims made by Volcano are without merit. The hearing on the proper constructions of the patent claims, and for all dispositive motions is scheduled for September 2012. Trial on liability issues in this case is scheduled for October 2012.

Securities Class Action Litigation: In March 2010, a securities class action lawsuit was filed in federal district court in Minnesota against the Company and certain officers on behalf of purchasers of St. Jude Medical common stock between April 22, 2009 and October 6, 2009. The lawsuit relates to the Company’s earnings announcements for the first, second and third quarters of 2009, as well as a preliminary earnings release dated October 6, 2009. The complaint, which seeks unspecified damages and other relief as well as attorneys’ fees, alleges that the Company failed to disclose that it was experiencing a slowdown in demand for its products and was not receiving anticipated orders for CRM devices. Class members allege that the Company’s failure to disclose the above information resulted in the class purchasing St. Jude Medical stock at an artificially inflated price. The Company intends to vigorously defend against the claims asserted in this lawsuit. In December 2011, the Court issued a decision denying a motion to dismiss filed by the defendants in October 2010. The defendants filed their answer in January 2012, and the discovery phase in the case will begin shortly.

Other than disclosed above, the Company has not recorded an expense related to any potential damages in connection with these litigation matters because any potential loss is not probable or reasonably estimable. Additionally, other than disclosed above, the Company cannot reasonably estimate a loss or range of loss, if any, that may result from these litigation matters.

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

In November 2011, the U.S. District Court for the Northern District of Texas unsealed a qui tam complaint (private individual bringing suit on behalf of the U.S. Government) filed by a former employee containing allegations relating to the issues covered by the U.S. Attorney's investigation. Subsequently, on February 24, 2012, the qui tam relator served the Company a formal complaint. The U.S. Department of Justice and the State of Texas have notified the court that they decline to intervene in the action. The Company intends to vigorously defend against the allegations in the complaint.

U.S. Department of Justice - Civil Investigative Demand: In March 2010, the Company received a Civil Investigative Demand (CID) from the Civil Division of the U.S. Department of Justice. The CID requests documents and sets forth interrogatories related to communications by and within the Company on various indications for ICDs and a National Coverage Decision issued by Centers for Medicare and Medicaid Services. Similar requests were made of the Company’s major competitors. The Company has produced all documents and information requested in the CID.

The Company recorded accruals during fiscal year 2011 related to the above governmental matters because the potential losses, while immaterial, were probable and reasonably estimable. The Company cannot reasonably estimate a loss or range of loss, if any, above the losses accrued that may result from these governmental matters. The Company is also involved in various other lawsuits, claims and proceedings that arise in the ordinary course of business.

NOTE 6 – SHAREHOLDERS’ EQUITY

Capital Stock: The Company’s authorized capital consists of 25 million shares of $1.00 per share par value preferred stock and 500 million shares of $0.10 per share par value common stock. There were no shares of preferred stock issued or outstanding during 2011, 2010 or 2009.

Share Repurchases: On December 12, 2011, the Company’s Board of Directors authorized a share repurchase program of up to $300.0 million of the Company’s outstanding common stock. The Company began repurchasing shares on January 27, 2012 and completed the repurchases under the program on February 8, 2012, repurchasing 7.1 million shares for $300.0 million at an average repurchase price of $42.14 per share.

On August 2, 2011, the Company’s Board of Directors authorized a share repurchase program of up to $500.0 million of the Company’s outstanding common stock. The Company completed the repurchases under the program on August 29, 2011, repurchasing 11.7 million shares for $500.0 million at an average repurchase price of $42.79 per share.

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

Dividends: Since 1994, the Company had not declared or paid any cash dividends. During 2011, the Company’s Board of Directors authorized four quarterly cash dividend payments of $0.21 per share paid on April 29, 2011, July 29, 2011, October 31, 2011 and January 31, 2012. The Company’s fourth quarter 2011 dividend was paid on January 31, 2012 to shareholders of record as of December 30, 2011. Additionally, on February 24, 2012 the Company’s Board of Directors authorized a cash dividend of $0.23 per share payable on April 30, 2012 to shareholders of record as of March 30, 2012.

NOTE 7 – STOCK-BASED COMPENSATION

Stock Compensation Plans

The Company’s stock compensation plans provide for the issuance of stock-based awards, such as stock options, restricted stock units and restricted stock awards, to directors, officers, employees and consultants. Since 2000, all stock option awards granted under these plans have an exercise price equal to the fair market value on the date of grant, an eight-year contractual life and generally, vest annually over a four-year vesting term. Restricted stock units and restricted stock awards under these plans also generally vest annually over a four-year period. Restricted stock awards are considered issued and outstanding at the grant date and have the same dividend and voting rights as other common stock. Directors can elect to receive half or their entire annual retainer in the form of a restricted stock award with a six-month vesting term. Restricted stock units are not issued and outstanding at the grant date; instead, upon vesting the recipient receives one share of the Company’s common stock for each vested restricted stock unit. At December 31, 2011, the Company had 22.7 million shares of common stock available for stock option grants under its stock compensation plans. The Company has the ability to grant a portion of the available shares in the form of restricted stock awards or units. Specifically, in lieu of granting up to 21.6 million stock options under these plans, the Company may grant up to 9.6 million restricted stock awards or units (for certain grants of restricted stock units or awards, the number of shares available are reduced by 2.25 shares). Additionally, in lieu of granting up to 0.1 million stock options under these plans, the Company may grant up to 0.1 million restricted stock awards (for certain grants of restricted stock awards, the number of shares available are reduced by one share). The remaining 1.0 million shares of common stock are available only for stock option grants. At December 31, 2011, there was $149.5 million of total unrecognized stock-based compensation expense, adjusted for estimated forfeitures, which is expected to be recognized over a weighted average period of 2.9 years and will be adjusted for any future changes in estimated forfeitures.

The Company also has an Employee Stock Purchase Plan (ESPP) that allows participating employees to purchase newly issued shares of the Company’s common stock at a discount through payroll deductions. The ESPP consists of a 12-month offering period whereby employees can purchase shares at 85% of the market value at either the beginning of the offering period or the end of the offering period, whichever price is lower. Employees purchased 0.9 million, 0.9 million and 0.8 million shares in 2011, 2010 and 2009, respectively. At December 31, 2011, 1.6 million shares of common stock were available for future purchases under the ESPP.

The Company’s total stock compensation expense for fiscal years 2011, 2010 and 2009 by income statement line item was as follows (in thousands):

	2011	2010	2009
Selling, general and administrative expense	$55,150	$48,900	$41,910
Research and development expense	15,404	14,950	12,750
Cost of sales	5,759	5,736	5,135
Total stock compensation expense	$76,313	$69,586	$59,795

Valuation Assumptions

The Company uses the Black-Scholes standard option pricing model (Black-Scholes model) to determine the fair value of stock options and ESPP purchase rights. The determination of the fair value of the awards on the date of grant using the Black-Scholes model is affected by the Company’s stock price as well as assumptions of other variables, including projected employee stock option exercise behaviors, risk-free interest rate, expected volatility of the Company’s stock price in future periods and expected dividend yield. The fair value of both restricted stock and restricted stock units is based on the Company’s closing stock price on the date of grant. The weighted average fair values of restricted stock awards granted during fiscal years 2011, 2010 and 2009 were $49.77, $37.08 and $39.83, respectively. Fiscal year 2010 was the first year the Company granted restricted stock units. The weighted average fair value of the restricted stock units granted during fiscal years 2011 and 2010 was $35.14 and $41.65, respectively. The weighted average fair values of ESPP purchase rights granted to employees during fiscal years 2011, 2010 and 2009 were $10.86, $9.70 and $10.49, respectively.

The following table provides the weighted average fair value of stock options granted to employees during fiscal years 2011, 2010 and 2009 and the related weighted average assumptions used in the Black-Scholes model:

	2011	2010	2009
Fair value of options granted	$9.17	$11.79	$12.17

Assumptions:
Expected life (years)	5.5	4.8	4.7
Risk-free interest rate	0.9%	2.2%	2.3%
Volatility	33.9%	31.7%	32.8%
Dividend yield	2.0%	0.0%	0.0%

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

Volatility: The Company calculates its expected volatility assumption by blending the historical and implied volatility. The historical volatility is based on the daily closing prices of the Company’s common stock over a period equal to the expected term of the option. Market-based implied volatility is based on utilizing market data of actively traded options on the Company’s stock, from options at-or near-the-money, at a point in time as close to the grant date of the employee options as reasonably practical and with similar terms to the employee share option, or a remaining maturity of at least six months if no similar terms are available. The historical volatility of the Company’s common stock price over the expected term of the option is a strong indicator of the expected future volatility. In addition, implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility. The Company does not believe that one estimate is more reliable than the other, and as a result, the Company uses an equal weighting of historical volatility and market-based implied volatility.

Dividend yield: For all grants through fiscal year 2010, the Company had not anticipated paying cash dividends and therefore assumed a dividend yield of zero. Beginning in fiscal year 2011, the Company began paying cash dividends. The Company’s dividend yield assumption is based on the expected annual dividend yield on the grant date.

Stock Compensation Activity

The following table summarizes stock option activity under all stock compensation plans during the fiscal year ended December 31, 2011:

	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Instrinsic Value (in thousands)
Outstanding at January 1, 2011	33,514	$38.13
Granted	4,510	35.34
Canceled	(1,265)	38.11
Exercised	(7,746)	35.15
Outstanding at December 31, 2011	29,013	$38.51	5.0	$20,705
Vested and expected to vest	27,610	$38.56	4.9	$20,205
Exercisable at December 31, 2011	17,519	$39.58	3.8	$15,097

The aggregate intrinsic value of options outstanding and options exercisable is based on the Company’s closing stock price on the last trading day of the fiscal year for in-the-money options. The aggregate intrinsic value represents the cumulative difference between the fair market value of the underlying common stock and the option exercise prices. The total intrinsic value of options exercised during fiscal years 2011, 2010 and 2009 was $95.9 million, $83.0 million and $106.6 million, respectively.

The following table summarizes activity for restricted stock awards and restricted stock units under all stock compensation plans during the fiscal year ended December 31, 2011:

	Restricted Stock (in thousands)	Weighted Average Grant Date Fair Value
Unvested balance at January 1, 2011	845	$41.63
Granted	734	35.27
Vested	(199)	41.90
Canceled	(81)	41.65
Unvested balance at December 31, 2011	1,299	$38.01

The total aggregate fair value of restricted stock awards and restricted stock units vested during fiscal years 2011, 2010 and 2009 was $6.8 million, $0.5 million and $2.5 million, respectively.

NOTE 8 – PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D) AND SPECIAL CHARGES

IPR&D Charges

During 2011, the Company recorded IPR&D charges of $4.4 million in conjunction with the purchase of intellectual property in its CRM operating segment. During 2010, the Company recorded IPR&D charges of $12.2 million in conjunction with the purchase of cardiovascular-related intellectual property. During 2009, the Company recorded IPR&D charges of $5.8 million in conjunction with the purchase of intellectual property in its CV and NMD operating segments. As the related technological feasibility had not yet been reached and such technology had no future alternative use, these intellectual property purchases were expensed as IPR&D.

Special Charges

The Company recognizes certain transactions and events as special charges in its consolidated financial statements. These charges (such as impairment charges, restructuring charges and certain litigation charges) result from facts and circumstances that vary in frequency and impact on the Company’s results of operations. In order to enhance segment comparability and reflect management’s focus on the ongoing operations of the Company, special charges are not reflected in the individual reportable segments operating results.

Fiscal Year 2011

During 2011, the Company incurred charges totaling $218.7 million primarily related to restructuring actions to realign certain activities in the Company’s CRM business and sales and selling support organizations. These actions included phasing out CRM manufacturing and R&D operations in Sweden, reductions in the Company’s workforce and rationalizing product lines. The Company recognized employee termination costs and asset write-off and impairment charges associated with inventory, fixed assets and intangible assets.

A summary of the activity related to the 2011 special charge restructuring accrual is as follows (in thousands):

	Employee termination costs	Inventory charges	Fixed asset charges	Intangible asset charges	Other	Total
Balance at January 1, 2011	$—	$—	$—	$—	$—	$—

Special charges	81,912	19,896	26,208	51,944	38,774	218,734
Non-cash charges used	—	(19,896)	(26,208)	(51,944)	(937)	(98,985)
Cash payments	(26,628)	—	—	—	(15,223)	(41,851)
Foreign exchange rate impact	(1,085)	—	—	—	(123)	(1,208)

Balance at December 31, 2011	$54,199	$—	$—	$—	$22,491	$76,690

Employee Termination Costs: In connection with the staged phase-out of CRM manufacturing and R&D operations in Sweden, the Company recognized severance costs and other termination benefits for over 650 employees in accordance with ASC Topic 420, Exit or Disposal Cost Obligations whereby certain employee termination costs are recognized over the employees’ remaining future service period. The Company also recognized certain severance costs for 550 employees after management determined that such severance and benefits were probable and estimable, in accordance with ASC Topic 712, Nonretirement Postemployment Benefits. Of the total $81.9 million of employee termination costs, $9.2 million was recorded in cost of sales.

Inventory Charges: The Company recorded a $19.9 million charge in cost of sales related to inventory obsolescence charges primarily associated with the rationalization of product lines across the business.

Fixed Asset Charges: The Company recorded $26.2 million of impairment and accelerated depreciation charges, of which $12.0 million related to an impairment charge to write-down the Company’s CRM manufacturing facility in Sweden to its fair value. The impairment charge was recognized in accordance with ASC Topic 360, Property, Plant and Equipment after it was determined that its remaining undiscounted future cash flows did not exceed its carrying value. Of the $26.2 million charge, $8.9 million was recorded in cost of sales.

Intangible Asset Charges: The Company recorded $51.9 million of intangible asset impairment charges, of which $48.7 million related to intangible assets acquired in connection with legacy acquisitions of businesses involved in the distribution of the Company’s products. Due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, the Company determined that the fair value of these intangible assets did not exceed their carrying values and recognized a $48.7 million impairment charge.

Other Charges: The Company recognized $21.1 million of charges associated with other CRM restructuring actions which included $12.6 million of pension settlement charges (see Note 11) and $3.6 million of idle facility costs incurred during 2011 from transitioning CRM manufacturing operations in Sweden to cost-advantaged locations. The Company also recognized $6.9 million of contract termination costs, $4.2 million of legal settlement costs and $6.6 million of other costs. Of the total other charges of $38.8 million, $9.5 million was recorded in cost of sales.

Fiscal Year 2010

During 2010, the Company recorded $27.9 million of inventory obsolescence charges to cost of sales primarily related to excess legacy ICD inventory that was not expected to be sold due to the Company’s launch of its UnifyTM CRT-D and FortifyTM ICD devices. The Company’s market demand for these devices resulted in a more rapid adoption than expected or historically experienced from other ICD product launches.

The Company also reached an agreement with the Boston U.S. Department of Justice to settle the previously disclosed investigation initiated in 2005 related to an industry-wide review of post-market clinical studies and registries, resulting in a $16.5 million legal settlement charge.

Fiscal Year 2009

During 2009, the Company incurred charges totaling $107.7 million, of which $71.1 million related to severance and benefit costs for approximately 725 employees. These costs were recognized after management determined that such severance and benefits were probable and estimable, in accordance with ASC Topic 712, Nonretirement Postemployment Benefits. Of the total $71.1 million severance and benefits charge, $6.6 million was recorded in cost of sales. The Company also recorded $17.7 million of inventory related charges to cost of sales associated with inventory that would be scrapped in connection with the Company’s decision to terminate certain product lines in its CRM and AF divisions that were redundant with other existing products lines. Additionally, the Company recorded $5.9 million of fixed asset related charges to cost of sales associated with the accelerated depreciation of phasing out older model diagnostic equipment and $6.1 million of asset write-offs related to the carrying value of assets that will no longer be utilized. Of the $6.1 million charge, $3.5 million was recorded in cost of sales. The Company also recorded charges of $1.8 million associated with contract terminations and $5.1 million of other unrelated costs. As of December 31, 2011, there was no remaining accrual balance associated with these charges.

NOTE 9 – OTHER INCOME (EXPENSE), NET

The Company’s other income (expense) consisted of the following (in thousands):

	2011	2010	2009

Interest income	$4,543	$2,076	$2,057
Interest expense	(69,954)	(67,372)	(45,603)
Other	(29,762)	(3,150)	(12,107)
Total other income (expense), net	$(95,173)	$(68,446)	$(55,653)

During 2011, legislation became effective in Puerto Rico that levied a 4% excise tax for most purchases from Puerto Rico. As the excise tax is not levied on income, the Company has classified the tax as other expense. The Company recognized $28.3 million of excise tax expense during 2011 for purchases made from its Puerto Rico subsidiary. This tax is almost entirely offset by the foreign tax credits which are recognized as a benefit to income tax expense.

The Company classifies realized gains or losses from the sale of investments and investment impairment charges as other income (expense). The Company recorded a $4.9 million realized gain in other income associated with the sale of an available-for-sale investment in 2010. During 2010 and 2009, the Company recognized investment impairment charges of $5.2 million and $8.3 million, respectively, in other expense.

NOTE 10 – INCOME TAXES

The Company’s earnings before income taxes were generated from its U.S. and international operations as follows (in thousands):

	2011	2010	2009
U.S.	$502,027	$553,090	$559,868
International	517,044	655,713	497,525
Earnings before income taxes	$1,019,071	$1,208,803	$1,057,393

Income tax expense consisted of the following (in thousands):

	2011	2010	2009
Current:
U.S. federal	$180,256	$263,743	$212,721
U.S. state and other	13,162	14,498	23,292
International	64,640	56,755	58,212
Total current	258,058	334,996	294,225

Deferred	(64,780)	(33,629)	(14,058)
Income tax expense	$193,278	$301,367	$280,167

The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their respective carrying amounts for financial statement purposes were as follows (in thousands):

	2011	2010
Deferred income tax assets:
Net operating loss carryforwards	$8,122	$23,759
Tax credit carryforwards	64,067	66,437
Inventories	144,934	145,239
Stock-based compensation	73,496	68,854
Accrued liabilities and other	212,715	162,453
Deferred income tax assets	503,334	466,742
Deferred income tax liabilities:
Unrealized gain on available-for-sale securities	(11,252)	(9,360)
Property, plant and equipment	(206,661)	(190,236)
Intangible assets	(332,098)	(381,050)
Deferred income tax liabilities	(550,011)	(580,646)
Net deferred income tax assets (liabilities)	$(46,677)	$(113,904)

The Company establishes valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	2011	2010	2009
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state income taxes, net of federal tax benefit	1.2	2.2	1.6
International taxes at lower rates	(11.6)	(10.0)	(6.4)
Tax benefits from domestic manufacturer’s deduction	(2.0)	(1.1)	(0.9)
Research and development credits	(2.7)	(2.4)	(2.9)
Puerto Rico excise tax	(1.7)	—	—
Non-deductible IPR&D charges	—	0.4	—
Other	0.8	0.8	0.1
Effective income tax rate	19.0%	24.9%	26.5%

The Company’s effective income tax rate is favorably impacted by Puerto Rican tax exemption grants, which result in Puerto Rico earnings being partially tax exempt through the year 2023.

At December 31, 2011, the Company had $30.6 million of U.S. federal net operating and capital loss carryforwards and $2.3 million of U.S. tax credit carryforwards that will expire from 2014 through 2029 if not utilized. The Company also has state net operating loss carryforwards of $22.6 million that will expire from 2014 through 2018 and tax credit carryforwards of $88.6 million that have an unlimited carryforward period. These amounts are subject to annual usage limitations. The Company’s net operating loss carryforwards arose primarily from acquisitions. The Company’s international net operating loss carryforwards are not material.

The Company has not recorded U.S. deferred income taxes on approximately $2.2 billion of its non-U.S. subsidiaries’ undistributed earnings because such amounts are intended to be reinvested outside the United States indefinitely. If these earnings were repatriated to the United States, the Company would be required to accrue and pay U.S. federal income taxes and foreign withholding taxes, as adjusted for foreign tax credits. Determination of the amount of any unrecognized deferred income tax liability on these earnings is not practicable.

The Company records all income tax accruals in accordance with ASC Topic 740, Income Taxes. At December 31, 2011, the liability for unrecognized tax benefits was $205.5 million and the accrual for interest and penalties was $35.1 million. At January 1, 2011, the liability for unrecognized tax benefits was $162.9 million and the accrual for interest and penalties was $33.8 million. The Company recognizes interest and penalties related to income tax matters in income tax expense. The Company recognized interest and penalties, net of tax benefit, of $0.9 million, $3.5 million and $4.3 million during fiscal years 2011, 2010 and 2009, respectively. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

	2011	2010
Balance at beginning of year	$162,904	$120,517
Increases related to current year tax positions	32,996	32,721
Increases related to prior year tax positions	16,301	19,029
Reductions related to prior year tax positions	(523)	(8,648)
Reductions related to settlements / payments	(2,454)	—
Expiration of the statute of limitations for the assessment of taxes	(3,759)	(715)
Balance at end of year	$205,465	$162,904

The Company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for all tax years through 2001. Additionally, substantially all material foreign, state and local income tax matters have been concluded for all tax years through 2004. The U.S. Internal Revenue Service (IRS) completed an audit of the Company’s 2002 through 2005 tax returns and proposed adjustments in its audit report issued in November 2008. The IRS completed an audit of the Company’s 2006 and 2007 tax returns and proposed adjustments in its audit report issued in March 2011. The Company is vigorously defending its positions and initiated defense at the IRS appellate level in January 2009 for the 2002 through 2005 adjustments and in May 2011 for the 2006 through 2007 adjustments. An unfavorable outcome could have a material negative impact on the Company’s effective income tax rate in future periods.

NOTE 11 – RETIREMENT PLANS

Defined Contribution Plans: The Company has a 401(k) profit sharing plan that provides retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching a portion of the employees’ contributions. The Company also may contribute a portion of its earnings to the plan based upon Company performance. The Company’s matching and profit sharing contributions are at the discretion of the Company’s Board of Directors. In addition, the Company has defined contribution programs for employees in certain countries outside the United States. Company contributions under all defined contribution plans totaled $23.2 million, $21.1 million and $22.2 million in 2011, 2010 and 2009, respectively.

The Company also has a non-qualified deferred compensation plan that provides certain officers and employees the ability to defer a portion of their compensation until a later date. The deferred amounts and earnings thereon are payable to participants, or designated beneficiaries, at specified future dates upon retirement, death or termination from the Company. The deferred compensation liability, which is classified as other liabilities, was approximately $205 million and $190 million at December 31, 2011 and January 1, 2011, respectively.

Defined Benefit Plans: The Company has funded and unfunded defined benefit plans for employees in certain countries outside the United States. The Company had an accrued liability totaling $14.5 million and $33.8 million at December 31, 2011 and January 1, 2011, respectively, which approximated the actuarial calculated unfunded liability. The amount of funded plan assets and the amount of pension expense was not material. In connection with the CRM restructuring actions (see Note 8), the Company elected to terminate its defined benefit pension plan in Sweden, made a lump sum settlement payment of $31.2 million during the fourth quarter of 2011 and recognized a pension settlement charge of $12.6 million.

NOTE 12 – FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

The fair value measurement accounting standard, codified in ASC Topic 820, Fair Value Measurement (ASC Topic 820), provides a framework for measuring fair value and defines fair value as the price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. The standard establishes a valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on independent market data sources. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available. The valuation hierarchy is composed of three categories. The categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

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

Trading securities: The Company’s trading securities include publicly-traded mutual funds that are traded in active markets and are recorded at fair value based upon quoted market prices of the net asset values of the funds. The Company classifies these securities as level 1.

Available-for-sale securities: The Company’s available-for-sale securities include publicly-traded equity securities that are traded in active markets and are recorded at fair value based upon the closing stock prices. The Company classifies these securities as level 1.

Derivative instruments: The Company’s derivative instruments consist of foreign currency exchange contracts and interest rate swap contracts. The Company classifies these instruments as level 2 as the fair value is determined using inputs other than observable quoted market prices. These inputs include spot and forward foreign currency exchange rates and interest rates that the Company obtains from standard market data providers. The fair value of the Company’s outstanding foreign currency exchange contracts was not material at December 31, 2011 or January 1, 2011.

A summary of the financial assets and liabilities measured at fair value on a recurring basis at December 31, 2011 and January 1, 2011 was as follows (in thousands):

	Balance Sheet Classification	December 31, 2011	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money-market securities	Cash and cash equivalents	$745,381	$745,381	$—	$—
Available-for-sale marketable securities	Other current assets	38,657	38,657	—	—
Trading marketable securities	Other assets	204,825	204,825	—	—
Interest rate swap	Other assets	18,078	—	18,078	—
Total assets		$1,006,941	$988,863	$18,078	$—

	Balance Sheet Classification	January 1, 2011	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money-market securities	Cash and cash equivalents	$364,418	$364,418	$—	$—
Trading marketable securities	Other assets	190,438	190,438	—	—
Available-for-sale marketable securities	Other current assets	33,745	33,745	—	—
Total assets		$588,601	$588,601	$—	$—

Liabilities
Interest rate swap	Other liabilities	$10,046	$—	$10,046	$—
Total liabilities		$10,046	$—	$10,046	$—

The Company also had $240.4 million and $135.9 million of cash equivalents invested in short-term time deposits and interest and non-interest bearing bank accounts at December 31, 2011 and January 1, 2011, respectively.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

The fair value measurement standard also applies to certain financial assets and liabilities that are measured at fair value on a nonrecurring basis. A summary of the valuation methodologies used for the respective financial assets and liabilities measured at fair value on a nonrecurring basis during fiscal years 2011, 2010 and 2009 was as follows:

Long-lived assets: The Company reviews the carrying amount of its long-lived assets other than goodwill and indefinite-lived intangible assets for potential impairment whenever events or changes in circumstance include a significant decrease in market price, a significant adverse change in the extent or manner in which an asset is being used, or a significant adverse change in the legal or business climate. The Company measures the fair value of its long-lived assets, such as its definite-lived intangible assets and property, plant and equipment using independent appraisals, market models and discounted cash flow models. A discounted cash flow model requires inputs to a present value cash flow calculation such as a risk-adjusted discount rate, terminal values, operating budgets, long-term strategic plans and remaining useful lives of the asset or asset group. If the carrying value of the Company’s long-lived assets (excluding goodwill and indefinite-lived intangible assets) exceeds the related undiscounted future cash flows, the carrying value is written down to the fair value in the period identified.

During 2011, the Company initiated restructuring actions resulting in the planned future closure of its CRM manufacturing facility in Sweden, resulting in the recognition of a $12.0 million impairment charge to write-down the facility to its estimated fair value. The Company also recognized $51.9 million of intangible asset impairments primarily associated with customer relationship intangible assets. As a result, these long-lived assets were written down to $29.2 million as of December 31, 2011. Refer to Note 8 for further details of these charges. There was no material impairments of the Company’s long-lived assets recognized during fiscal years 2010 or 2009.

A summary of the financial assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2011 was as follows (in thousands):

	December 31, 2011	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description
Long-lived assets	$29,234	$—	$29,234	$—
Total assets	$29,234	$—	$29,234	$—

Cost method investments: The Company also holds investments in equity securities that are accounted for as cost method investments, which are classified as other assets and measured at fair value on a nonrecurring basis. The carrying value of these investments approximated $128 million and $124 million at December 31, 2011 and January 1, 2011, respectively. The fair value of the Company’s cost method investments is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of these investments. When measured on a nonrecurring basis, the Company’s cost method investments are considered Level 3 in the fair value hierarchy due to the use of unobservable inputs to measure fair value. During 2009, the Company determined that the fair value of a cost method investment was below its carrying value and that the carrying value of the investment would not be recoverable within a reasonable period of time. As a result, the Company measured the fair value of the investment using market participant valuations from recent and proposed equity offerings for this company (Level 3) and recognized an $8.3 million impairment charge in other expense (see Note 9), reducing the $13.5 million carrying value of the investment to $5.2 million. During 2010, the Company further determined that this cost method investment was fully impaired as it did not believe that any of the investment carrying value would be recovered due to the company’s substantial inability to operate as a going concern given its financial condition. As a result, the Company recognized a $5.2 million impairment charge in other expense during 2010.

Fair Value of Other Financial Instruments

The aggregate fair value of the Company’s fixed-rate senior notes at December 31, 2011 (measured using quoted prices in active markets) was $2,528.0 million compared to the aggregate carrying value of $2,441.3 million (inclusive of the interest rate swaps). The fair value of the Company’s other debt obligations at December 31, 2011 approximated their aggregate $355.4 million carrying value due to the variable interest rate and short-term nature of these instruments.

NOTE 13 – DERIVATIVE FINANCIAL INSTRUMENTS

The Company follows the provisions of ASC Topic 815 in accounting for and disclosing derivative instruments and hedging activities. All derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recognized in net earnings or other comprehensive income depending on whether the derivative is designated as part of a qualifying hedge transaction. Derivative assets and derivative liabilities are classified as other current assets, other assets, other current liabilities or other liabilities, as appropriate.

Foreign Currency Forward Contracts

The Company hedges a portion of its foreign currency exchange rate risk through the use of forward exchange contracts. The Company uses forward exchange contracts to manage foreign currency exposures related to intercompany receivables and payables arising from intercompany purchases of manufactured products. These forward contracts are not designated as qualifying hedging relationships under ASC Topic 815. The Company measures its foreign currency exchange contracts at fair value on a recurring basis. The fair value of outstanding contracts was immaterial as of December 31, 2011 and January 1, 2011. During fiscal years 2011, 2010 and 2009, the net amount of gains (losses) the Company recorded to other income (expense) for its forward currency exchange contracts not designated as hedging instruments under ASC Topic 815 were net losses of $2.5 million, $0.2 million and $6.7 million, respectively. These net losses were almost entirely offset by corresponding net gains on the foreign currency exposures being managed. The Company does not enter into contracts for trading or speculative purposes. The Company’s policy is to enter into hedging contracts with major financial institutions that have at least an “A” (or equivalent) credit rating.

Interest Rate Swap

The Company hedges the fair value of certain debt obligations through the use of interest rate swap contracts. For interest rate swap contracts that are designated and qualify as fair value hedges, changes in the value of the fair value hedge are recognized as an asset or liability, as applicable, offsetting the changes in the fair value of the hedged debt instrument. The Company’s swap contracts are recorded on the consolidated balance sheets as a component of other current assets, other assets, other accrued expenses or other liabilities based on the gain or loss position of the contract and the contract maturity date. Additionally, any payments made or received under the swap contracts are accrued and recognized as interest expense. The Company’s current interest rate swap is designed to manage the exposure to changes in the fair value of its 2016 Senior Notes. The swap is designated as a fair value hedge of the variability of the fair value of the fixed-rate 2016 Senior Notes due to changes in the long-term benchmark interest rates. Under the swap agreement, the Company agrees to exchange, at specified intervals, fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2011, the fair value of the interest rate swap was an $18.1 million asset which was classified as other assets on the consolidated balance sheet.

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

NOTE 14 – SEGMENT AND GEOGRAPHIC INFORMATION

Segment Information: The Company’s four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF), and Neuromodulation (NMD). The primary products produced by each operating segment are: CRM – ICDs and pacemakers; CV – vascular products, which include vascular closure products, pressure measurement guidewires, OCT imaging products, vascular plugs and other vascular accessories, and structural heart products, which include heart valve replacement and repair products and structural heart defect devices; AF – EP introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and NMD – neurostimulation products, which include spinal cord and deep brain stimulation devices.

The Company has aggregated the four operating segments into two reportable segments based upon their similar operational and economic characteristics: CRM/NMD and CV/AF. Net sales of the Company’s reportable segments include end-customer revenues from the sale of products they each develop and manufacture or distribute. The costs included in each of the reportable segments’ operating results include the direct costs of the products sold to customers and operating expenses managed by each of the reportable segments. Certain operating expenses managed by the Company’s selling and corporate functions, including all stock-based compensation expense, impairment charges, certain acquisition-related charges, IPR&D charges, excise tax expense and special charges have not been recorded in the individual reportable segments. As a result, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments. Additionally, certain assets are managed by the Company’s selling and corporate functions, principally including trade receivables, inventory, corporate cash and cash equivalents, certain marketable securities and deferred income taxes. For management reporting purposes, the Company does not compile capital expenditures by reportable segment; therefore, this information has not been presented, as it is impracticable to do so.

The following table presents net sales and operating profit by reportable segment (in thousands):

	CRM/NMD	CV/AF	Other	Total

Fiscal Year 2011
Net sales	$3,452,298	$2,159,398	$—	$5,611,696
Operating profit	2,144,602	1,144,046	(2,174,404)	1,114,244
Depreciation and amortization expense	94,549	87,927	113,288	295,764
Total assets	2,411,848	3,093,007	3,500,338	9,005,193

Fiscal Year 2010
Net sales	$3,420,215	$1,744,556	$—	$5,164,771
Operating profit	2,125,163	968,606	(1,816,520)	1,277,249
Depreciation and amortization expense	91,387	52,184	100,444	244,015
Total assets	2,150,359	3,097,190	3,318,899	8,566,448

Fiscal Year 2009
Net sales	$3,099,800	$1,581,473	$—	$4,681,273
Operating profit	1,931,929	829,966	(1,648,849)	1,113,046
Depreciation and amortization expense	83,506	45,765	84,194	213,465
Total assets	2,124,534	1,294,009	3,007,268	6,425,811

Net sales by class of similar products for the respective fiscal years were as follows (in thousands):

Net Sales	2011	2010	2009
Cardiac rhythm management	$3,033,930	$3,039,953	$2,769,034
Cardiovascular	1,337,313	1,036,683	953,620
Atrial fibrillation	822,085	707,873	627,853
Neuromodulation	418,368	380,262	330,766
	$5,611,696	$5,164,771	$4,681,273

Geographic Information: The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company’s products are the United States, Europe, Japan and Asia Pacific. The Company attributes net sales to geographic markets based on the location of the customer.

Net sales by significant geographic market based on customer location for the respective fiscal years were as follows (in thousands):

Net Sales	2011	2010	2009
United States	$2,647,567	$2,655,034	$2,468,191
International
Europe	1,559,142	1,314,350	1,197,912
Japan	641,448	552,737	480,897
Asia Pacific	415,518	323,855	254,429
Other	348,021	318,795	279,844
	2,964,129	2,509,737	2,213,082
	$5,611,696	$5,164,771	$4,681,273

The amounts for long-lived assets by significant geographic market include net property, plant and equipment by physical location of the asset as follows (in thousands):

Long-Lived Assets	December 31, 2011	January 1, 2011	January 2, 2010
United States	$1,007,111	$965,936	$876,462
International
Europe	84,497	85,961	77,790
Japan	31,070	25,583	18,756
Asia Pacific	80,997	74,537	39,946
Other	184,734	171,914	140,132
	381,298	357,995	276,624
	$1,388,409	$1,323,931	$1,153,086

NOTE 15 – QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)	First Quarter	Second Quarter		Third Quarter		Fourth Quarter
Fiscal Year 2011:
Net sales	$1,375,513	$1,446,751		$1,382,558		$1,406,874
Gross profit	1,011,071	1,051,828	(a)	1,012,443	(c)	$1,004,143	(e)
Net earnings	233,428	240,894	(b)	226,472	(d)	$124,999	(f)
Basic net earnings per share	$0.72	$0.73		$0.70		$0.39
Diluted net earnings per share	$0.71	$0.72		$0.69		$0.39

Fiscal Year 2010:
Net sales	$1,261,696	$1,312,769		$1,239,905		$1,350,401
Gross profit	940,527	967,467		900,086		946,580	(h)
Net earnings	238,569	254,038		208,385	(g)	206,444	(i)
Basic net earnings per share	$0.73	$0.78		$0.63		$0.62
Diluted net earnings per share	$0.73	$0.77		$0.63		$0.62

(a)	Includes pre-tax special charges of $11.0 million associated with restructuring activities to realign certain activities in the Company’s CRM business.
(b)

Includes after-tax special charges of $29.0 million associated with restructuring activities to realign certain activities in the Company’s CRM business and after-tax IPR&D charges of $2.8 million associated with the Company’s acquisition of certain pre-development technology assets.

(c)	Includes pre-tax special charges of $7.2 million associated with restructuring actions to realign certain activities in our CRM business and our sales and selling support organizations.
(d)	Includes after-tax special charges of $20.9 million related to restructuring actions to realign certain activities in our CRM business and our sales and selling support organizations.
(e)	Includes pre-tax special charges of $29.3 million associated with restructuring actions to realign certain activities in our CRM business and our sales and selling support organizations.
(f)

Includes after-tax special charges of $71.0 million related to restructuring actions to realign certain activities in our CRM business and our sales and selling support organizations, after-tax special charges of $30.4 million for intangible asset impairment charges and $38.4 million of after-tax accounts receivable allowance charges for collection risk in Europe.

(g)	Includes after-tax IPR&D charges of $12.2 million related to the Company’s purchase of certain pre-development technology assets.
(h)	Includes pre-tax special charges of $27.9 million primarily related to inventory obsolescence charges resulting from excess ICD inventory.
(i)

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

Five-Year Summary Financial Data
(in thousands, except per share amounts)

	2011	2010	2009	2008	2007
SUMMARY OF OPERATIONS FOR THE FISCAL YEAR:
Net sales	$5,611,696	$5,164,771	$4,681,273	$4,363,251	$3,779,277
Gross profit	$4,079,485	$3,754,660	$3,427,888	$3,192,710	$2,737,683
Percent of net sales	72.7%	72.7%	73.2%	73.2%	72.4%
Operating profit	$1,114,244	$1,277,249	$1,113,046	$655,047	$793,503
Percent of net sales	19.9%	24.7%	23.8%	15.0%	21.0%
Net earnings	$825,793	$907,436	$777,226	$353,018	$537,756
Percent of net sales	14.7%	17.6%	16.6%	8.1%	14.2%
Diluted net earnings per share	$2.52	$2.75	$2.26	$1.01	$1.53
Cash dividends declared per share	$0.84	$—	$—	$—	$—
FINANCIAL POSITION AT YEAR END:
Cash and cash equivalents	$985,807	$500,336	$392,927	$136,443	$389,094
Working capital (f)	2,328,841	1,894,898	1,492,893	1,051,539	278,954
Total assets	9,005,193	8,566,448	6,425,811	5,722,504	5,329,404
Total debt (g)	2,796,672	2,511,603	1,922,402	1,201,602	1,338,018
Shareholders’ equity	$4,474,616	$4,371,671	$3,323,551	$3,235,906	$2,959,319
OTHER DATA:
Diluted weighted average shares outstanding	327,094	330,488	344,359	349,722	352,444

Fiscal year 2008 consisted of 53 weeks. All other fiscal years noted above consisted of 52 weeks. The Company did not declare or pay any cash dividends during 2007 through 2010. Beginning in fiscal year 2011, the Company began declaring and paying cash dividends.

(a)

2011 diluted net earnings per share include after-tax special charges of $151.3 million related to restructuring activities ($120.9 million) and intangible asset impairment charges ($30.4 million) as well as after-tax IPR&D charges of $2.8 million. See Notes to the Consolidated Financial Statements in the Financial Report for further detail. The impact of these items on 2011 net earnings was $154.1 million, or $0.47 per diluted share.

(b)

2010 diluted net earnings per share include after-tax special charges of $32.8 million, after-tax IPR&D charges of $12.2 million and an after-tax investment impairment charge of $5.2 million. See Notes to the Consolidated Financial Statements in the Financial Report for further detail. The impact of these items on 2010 net earnings was $50.2 million, or $0.15 per diluted share.

(c)

2009 diluted net earnings per share include after-tax special charges of $76.4 million, an after-tax investment impairment charge of $5.2 million and after-tax IPR&D charges of $3.7 million. See Notes to the Consolidated Financial Statements in the Financial Report for further detail. The impact of these items on 2009 net earnings was $85.3 million, or $0.25 per diluted share.

(d)

2008 diluted net earnings per share include $319.4 million of after-tax IPR&D charges, after-tax special charges of $72.7 million and after-tax investment impairment charges of $8.0 million. The impact of these items on 2008 net earnings was $400.1 million, or $1.15 per diluted share.

(e)

2007 diluted net earnings per share include after-tax special charges of $77.2 million related to the settlement of a patent litigation matter ($21.9 million), restructuring activities ($21.4 million), intangible asset impairment charges ($14.9 million), discontinued products inventory obsolescence charges ($11.5 million), and fixed asset write-offs ($7.5 million). 2007 diluted net earnings per share also includes an after-tax investment impairment charge of $15.7 million. The impact of these items on 2007 net earnings was $92.9 million, or $0.26 per diluted share.

(f)	Total current assets less total current liabilities. Working capital fluctuations can be significant based on the maturity dates of the Company’s debt obligations.
(g)	Total debt consists of current debt obligations and long-term debt.

Cumulative Total Shareholder Returns
(in dollars)

The graph compares the cumulative total shareholder returns for St. Jude Medical common stock for the last five fiscal years with the Standard & Poor’s 500 Health Care Equipment Index and the Standard & Poor’s 500 Index weighted by market value at each measurement point. The comparison assumes that $100 was invested on December 31, 2006, in St. Jude Medical common stock and in each of these Standard & Poor’s indexes and assumes the reinvestment of any dividends.

Dividend Reinvestment and Stock Purchase Plan (DRIP)
St. Jude Medical, Inc.’s transfer agent, Wells Fargo Shareowner Services, administers the Company’s Shareowner Service Plus PlanSM (the “Plan”). The Plan provides registered shareholders the ability to reinvest their dividends in additional shares of St. Jude Medical (STJ) common stock. The Plan offers a variety of other flexible services and features, in some cases available to non-STJ shareholders, including direct stock purchase, the ability to sign up for telephone and online transaction privileges and a variety of other features. Please direct inquiries concerning the Plan to Wells Fargo Shareowner Services.

Stock Transfer Agent
Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or change of address should be directed to the Company’s Transfer Agent at:

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
1.800.468.9716
www.shareowneronline.com
Hearing Impaired #TDD: +1 651 450 4144

Annual Meeting of Shareholders
The annual meeting of shareholders will be held at 8:30 a.m. Central time on Thursday, May 3, 2012, at the Minnesota History Center, 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102.

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

Company Stock Splits
2:1 on 6/15/79, 3/12/80, 9/30/86, 3/15/89, 4/30/90, 6/28/02 and 11/22/04.
3:2 on 11/16/95

Stock Exchange Listings
New York Stock Exchange
Symbol: STJ

Cash dividends declared were $0.21 per share each quarter during fiscal year 2011. Prior to 2011, the Company had not declared or paid any cash dividends since 1994. The range of high and low prices per share for the Company’s common stock for fiscal years 2011 and 2010 is set forth below. As of February 22, 2012, the Company had 2,103 shareholders of record.

	Fiscal Year
	2011		2010
Quarter	High	Low	High	Low
First	$53.05	$40.14	$41.76	$36.73
Second	$54.18	$46.01	$42.87	$34.00
Third	$49.79	$35.42	$39.64	$34.25
Fourth	$41.98	$32.13	$42.98	$37.38