Form 10-K, Exhibit 13
period 2012-12-29
ST JUDE MEDICAL INC
filed 2013-02-26
CIK 203077

EXHIBIT 13
Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW
Our business is focused on the development, manufacture and distribution of cardiovascular medical devices for the global cardiac rhythm management, cardiovascular and atrial fibrillation therapy areas and implantable neurostimulation medical devices for the management of chronic pain. We sell our products in more than 100 countries around the world. Our largest geographic markets are the United States, Europe, Japan and Asia Pacific. Our principal products in each therapy area are as follows: Cardiac Rhythm Management – tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); Cardiovascular – vascular products, which include vascular closure products, pressure measurement guidewires, optical coherence tomography (OCT) imaging products, vascular plugs and other vascular accessories, and structural heart products, which include heart valve replacement and repair products and structural heart defect devices; Atrial Fibrillation – electrophysiology (EP) introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and Neuromodulation – neurostimulation products, which include spinal cord and deep brain stimulation devices. References to “St. Jude Medical,” “St. Jude,” “the Company,” “we,” “us” and “our” are to St. Jude Medical, Inc. and its subsidiaries.
On August 30, 2012, we announced the realignment of our product divisions into two new operating divisions: the Cardiovascular and Ablation Technologies Division (CATD) (combining our legacy Cardiovascular (CV) and Atrial Fibrillation (AF) product divisions) and the Implantable Electronic Systems Division (IESD) (combining our Cardiac Rhythm Management (CRM) and Neuromodulation (NMD) product divisions). In addition, we centralized certain support functions, including information technology, human resources, legal, business development and certain marketing functions. The organizational changes are part of a comprehensive plan to accelerate our growth, reduce costs, leverage economies of scale and increase investment in product development. While this divisional realignment was effective August 30, 2012, we have continued to report under our legacy operating segment structure for internal management financial forecasting and reporting purposes through the end of fiscal year 2012. We will report under the new organizational structure effective the beginning of fiscal year 2013.
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
In March 2010, significant U.S. healthcare reform legislation, the Patient Protection and Affordable Care Act (PPACA) along with the Health Care and Education Reconciliation Act of 2010, was enacted into law. As a U.S. headquartered company with significant sales in the United States, this health care reform law will materially impact us. Certain provisions of the health care reform are not effective for a number of years and there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impact will be from the legislation. The law does levy a 2.3% excise tax on all U.S. medical device sales beginning in 2013. Our U.S. net sales represented approximately 47% of our worldwide consolidated net sales in 2012 and we expect the new tax will materially and adversely affect our business, cash flows and results of operations. The law also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what impact these provisions will have on patient access to new technologies. The Medicare provisions also include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the law includes a reduction in the annual rate of inflation for hospitals that began in 2011 and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending beginning in 2014. We cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursement for our products or reduce medical procedure volumes could adversely affect our business and results of operations.
We participate in several different medical device markets, each of which has its own expected growth rate. A significant portion of our net sales relate to CRM devices – ICDs and pacemakers. During early March 2010, a principal competitor in the CRM market, Boston Scientific, Inc. (Boston Scientific), suspended sales of its ICD products in the United States. Although Boston Scientific resumed sales in mid-April 2010, we experienced an incremental ICD net sales benefit of approximately $40 million during 2010. During 2011, the ICD market in the United States was negatively impacted by a decline in implant volumes and pricing resulting from the publication of an ICD utilization article in January 2011 in the Journal of the American Medical Association (JAMA) and subsequent hospital investigation by the U.S. Department of Justice (DOJ). During the current year, the U.S. ICD market has continued to experience these negative impacts and we estimate the 2012 U.S. ICD market has contracted at a mid single-digit percentage rate from the 2011 comparable period. While the long-term impact on the CRM market is uncertain, management remains focused on increasing our worldwide CRM market share, as we are one of three principal manufacturers and suppliers in the global CRM market. We are also investing in our other therapy areas – cardiovascular, atrial fibrillation and neuromodulation – to increase our market share in these markets and grow sales through continued market penetration.
We utilize a 52/53-week fiscal year ending on the Saturday nearest December 31st. Fiscal years 2012, 2011 and 2010 consisted of 52 weeks and ended on December 29, 2012, December 31, 2011 and January 1, 2011, respectively.
Net sales in 2012 decreased 2% from 2011 as unfavorable foreign currency translation decreased our net sales by $137 million, or 2%. Our 2012 CRM net sales of $2,854 million decreased 6% compared to the prior year due to continued ICD market contraction in the United States and unfavorable foreign currency translation of $74 million. Our 2012 CV net sales of $1,328 million decreased 1% compared to 2011 due to unfavorable foreign currency translation of $36 million. Our 2012 AF net sales of $898 million increased 9% compared to the prior year primarily due to the continued increase in EP catheter ablation procedures and the continued market penetration of our EnSite® Velocity System and related connectivity tools. The increase in AF net sales during 2012 was partially offset by unfavorable foreign currency translation of $20 million compared to the prior year. Our 2012 NMD net sales of $423 million increased 1% compared to 2011 due to the continued market acceptance of our products partially offset by unfavorable foreign currency translation of $7 million compared to the prior year.
Net sales in 2011 increased 9% over 2010 net sales, led by incremental net sales from our 2010 acquisitions of AGA Medical Holdings, Inc. (AGA Medical) and LightLab Imaging, Inc. (LightLab Imaging). Our products to treat atrial fibrillation also contributed to the increase. Foreign currency translation comparisons increased our 2011 net sales by $183 million compared to 2010. Our 2011 CRM net sales of $3,034 million were flat compared to 2010 due to CRM market contraction in the United States in 2011. Our 2011 CV net sales increased 29% to $1,337 million, compared to the prior year, driven by incremental net sales from our AGA Medical and LightLab Imaging acquisitions. Our 2011 AF net sales increased 16% to $822 million, compared to 2010, due to increased EP catheter ablation procedures, continued market penetration of our EnSite® Velocity System and the ongoing rollout of EP irrigated ablation catheters which had been recently approved. Our 2011 NMD net sales grew 10% to $419 million, compared to 2010, driven by continued market acceptance and market penetration of our neurostimulation devices. Refer to the Segment Performance section for a more detailed discussion of our net sales results by operating segment for both 2012 and 2011.
Net earnings in 2012 of $752 million and diluted net earnings per share of $2.39 decreased compared to 2011 net earnings of $826 million and diluted net earnings per share of $2.52. Our 2012 net earnings were negatively impacted by after-tax charges of $275 million, or $0.87 per diluted share, related to our 2012 realignment plan announced in August 2012, ongoing restructuring charges related to the 2011 restructuring plan, IESD litigation and field action costs, a license dispute settlement charge, intangible asset impairment charges and inventory write-offs. Additionally, we recognized $46 million, or $0.15 per diluted share, of additional income tax expense related to a settlement reserve for certain prior year tax positions. In 2011, our net earnings were impacted by after-tax charges of $154 million, or $0.47 per diluted share, related to restructuring charges to realign certain activities in our CRM business and our sales and selling support organizations, intangible asset impairment charges and in-process research and development (IPR&D) charges. We also recognized $47 million of after-tax accounts receivable allowance charges, or $0.14 per diluted share, for increased collection risks with customers in Europe. Refer to the Results of Operations section for a more detailed discussion of these charges. The impact of these after-tax charges to our 2012 diluted net earnings per share was partially offset by share repurchases resulting in lower outstanding shares in 2012 compared to 2011.
Net earnings in 2011 of $826 million and diluted net earnings per share of $2.52 decreased compared to 2010 net earnings of $907 million and diluted net earnings per share of $2.75. Our 2011 net earnings were negatively impacted by total after-tax charges discussed previously of $201 million, or $0.61 per diluted share, primarily related to restructuring charges and European accounts receivable allowance charges. In 2010, our net earnings were impacted by after-tax charges of $50 million, or $0.15 per diluted share, related to special charges, IPR&D charges and investment impairment charges. Refer to the Results of Operations section for a more detailed discussion of these charges. The impact of these after-tax charges to our 2011 diluted net earnings per share was partially offset by share repurchases resulting in lower outstanding shares in 2011 compared to 2010.
We generated $1,335 million of operating cash flows during 2012, compared to $1,287 million of operating cash flows during 2011. We ended the year with $1,194 million of cash and cash equivalents and $3,080 million of total debt. We also repurchased 27.7 million shares of our common stock for $1.1 billion at an average repurchase price of $38.23 per share and our Board of Directors authorized 2012 quarterly cash dividend payments of $0.23 per share, representing a 10% per share increase over the 2011 quarterly cash dividends. During 2011, we repurchased 18.3 million shares of our common stock for $775 million at an average repurchase price of $42.30 per share.

NEW ACCOUNTING PRONOUNCEMENTS
Certain new accounting standards may become effective for us in fiscal year 2013 and future periods upon finalization. Information regarding new accounting pronouncements that impacted 2012 or our historical consolidated financial statements and related disclosures is included in Note 1 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP) requires us to adopt various accounting policies and to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Our significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements.
On an ongoing basis, we evaluate our estimates and assumptions, including those related to our accounts receivable allowance for doubtful accounts; inventory reserves; goodwill and other intangible assets; income taxes; litigation reserves and insurance receivables; and stock-based compensation. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities and expenses. Actual results may differ from these estimates. We believe that the following represent our most critical accounting estimates:
Accounts Receivable Allowance for Doubtful Accounts: We grant credit to customers in the normal course of business, and generally do not require collateral or any other security to support our accounts receivable. We maintain an allowance for doubtful accounts for potential credit losses, which primarily consists of reserves for specific customer balances that we believe, may not be collectible. We determine the adequacy of this allowance by regularly reviewing the age of accounts receivable, customer financial conditions and credit histories, and current economic conditions. In some developed markets and in many emerging markets, payment of certain accounts receivable balances are made by the individual countries' healthcare systems for which payment is dependent, to some extent, upon the political and economic environment within those countries. For example, in Greece we sold our products through a distributor through early 2012. The Greek government bond curtailment, potential risk of government default and related austerity measures negatively impacted the solvency and liquidity of our Greek distributor in 2011, raising significant doubt regarding the collectability of our outstanding receivable balance. As a result, we recognized a $57 million accounts receivable allowance charge in the consolidated financial statements for the fiscal year ended December 31, 2011 related to this distributor, which was subsequently written off in 2012. We also recognized a $9 million allowance in fiscal year 2011 for increased collection risk associated with a customer in Europe. No significant accounts receivable allowance charges were recognized during fiscal year 2012. As of December 29, 2012 and December 31, 2011, the allowance for doubtful accounts was $47 million and $101 million, respectively. Although we consider our allowance for doubtful accounts to be adequate, if the financial condition of our customers or the individual countries' healthcare systems were to deteriorate and impair their ability to make payments to us, additional allowances may be required in future periods.
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
Goodwill and Intangible Assets: When we acquire a business, the purchase price is allocated, as applicable, between identifiable intangible assets, tangible assets and goodwill. Determining the portion of the purchase price allocated to intangible assets requires us to make significant estimates.
Our intangible assets consist of purchased technology and patents, IPR&D, customer lists and relationships, trademarks and tradenames, licenses and distribution agreements. IPR&D and certain trademark assets related to our AGA Medical acquisition have been classified as indefinite-lived intangible assets. All other identifiable intangible assets are being amortized using the straight-line method over their estimated useful lives, ranging from three to 20 years. We review our other intangible assets annually for impairment or if changes in circumstance or the occurrence of events suggest the carrying value may not be recoverable. Intangible assets, net of accumulated amortization, were $804 million at December 29, 2012 and $856 million at December 31, 2011, respectively.

IPR&D is an intangible asset attributable to those projects for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects at the time of acquisition is obtaining regulatory approval to market the underlying products in an applicable geographic region. IPR&D acquired in a business acquisition is subject to FASB's ASC Topic 805, Business Combinations, which requires the fair value of IPR&D to be capitalized as an indefinite-lived intangible asset until completion of the IPR&D project or abandonment. Upon completion of the development project (generally when regulatory approval to market the product is obtained), acquired IPR&D assets are amortized over their estimated useful life. If the IPR&D projects are abandoned, the related IPR&D assets would likely be impaired and written down to fair value.

We use the income approach to establish the fair value of identifiable intangible assets, including IPR&D, as of the acquisition date. This approach establishes fair value by estimating the after-tax cash flows attributable to a project or intangible asset over its estimated useful life and discounting these after-tax cash flows back to a present value. We base our revenue assumptions on estimates of relevant market sizes, expected market growth and trends in technology as well as anticipated product introductions by competitors. In arriving at the value of an IPR&D project, we consider, among other factors, the stage of completion, the complexity of the work to complete, the costs incurred, the projected cost of completion, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used is determined at the time of acquisition and includes consideration of the assessed risk of the project not being developed to commercial feasibility. In arriving at the value of an intangible asset we consider the underlying products and estimated useful life of the technology, projected future product sales, legal agreements, patent litigation and anticipated product introductions by competitors. The discount rate used is determined at the time of acquisition and includes consideration of the assessed risk of the underlying products future sales.
At the time of acquisition, we expect all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these projects will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, failure of clinical trials, delay or failure to obtain required market clearances and patent litigation. If commercial viability is not achieved, we would not realize the original estimated financial benefits expected for these projects. We fund all costs to complete IPR&D projects with internally generated cash flows.
Our indefinite-lived intangible assets include trademarks and tradenames and our acquired IPR&D (discussed previously),which are assessed for impairment annually or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The assessment for impairment requires us to make several judgments about fair value, which include the consideration of qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and sustained decrease in share price. Additional judgment may also be required, including the consideration of projected future cash flows and the use of an appropriate risk-adjusted discount rate. Our indefinite-lived intangible assets were $158 million and $169 million at December 29, 2012 and December 31, 2011, respectively. Of these amounts, $109 million and $120 million was capitalized as indefinite-lived IPR&D intangible assets, respectively.
Goodwill recognized in connection with a business acquisition represents the excess of the aggregate purchase price over the fair value of net assets acquired. Goodwill is assessed for impairment annually or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The assessment for impairment requires us to make several judgments about fair value, which include the consideration of qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and sustained decrease in share price. Our judgments associated with the goodwill impairment assessment are considered critical due to the amount of goodwill recorded on our consolidated balance sheets. Additional judgment may also be required, including the consideration of projected future cash flows and the use of an appropriate risk-adjusted discount rate. Goodwill was $2,961 million at December 29, 2012 and $2,953 million at December 31, 2011.
Income Taxes: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense as well as assessing temporary differences in the treatment of items for tax and financial accounting purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and if it is considered more-likely-than-not that we will not realize some portion of our deferred tax assets, a valuation allowance is recognized to reduce the carrying value of the deferred tax assets. Gross deferred tax assets were $778 million at December 29, 2012 and $660 million at December 31, 2011. We have established valuation allowances of $228 million and $157 million at December 29, 2012 and December 31, 2011, respectively, to reduce deferred tax assets associated with net operating loss and tax credit carryforwards because we do not believe it is more-likely-than-not that these assets will be fully realized.

We have not provided U.S. income taxes on certain of our non-U.S. subsidiaries' undistributed earnings, as such amounts are intended to be reinvested outside the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries, additional U.S. tax liabilities would be recognized. It is not practical to estimate the amount of additional U.S. tax liabilities we would incur.
We record our income tax provisions based on our knowledge of all relevant facts and circumstances, including the existing tax laws, our experience with previous settlement agreements, the status of current tax audits and examinations and our understanding of how the tax authorities view certain relevant industry and commercial matters. We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. Although we recognize income tax liabilities in accordance with ASC 740, Income Taxes, regarding uncertainty in income taxes, our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. The finalization of the tax audit process across the various tax authorities, including federal, state and foreign, often takes many years. We adjust our income tax liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional income tax expense would result. Specifically in 2012, we recognized $46 million of additional income tax expense related to a settlement reserve for certain prior year tax positions associated with IRS examinations that are currently at the appellate level. At December 29, 2012, our liability for unrecognized tax benefits was $314 million and our accrual for interest and penalties was $69 million. At December 31, 2011, our liability for unrecognized tax benefits was $205 million and our accrual for interest and penalties was $35 million.
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
We record a receivable from our legacy product liability insurance carriers for amounts expected to be recovered. This includes amounts for legal matters where we have incurred defense costs or where we have recognized a liability for probable and estimable future legal costs, settlements or judgments. We record a receivable for the amount of insurance we expect to recover based on our assessment of the specific insurance policies, the nature of the claim, our experience with similar claims and our assessment of collectability based on our insurers' financial condition. To the extent our insurance carriers ultimately do not reimburse us, either because such costs are deemed to be outside the scope of our product liability insurance policies or because our insurers may not be able to meet their payment obligations to us, the related losses we incur relating to these unreimbursed costs could have a material adverse effect on our consolidated earnings or cash flows. Our receivable from legacy product liability insurance carriers was $3 million at December 29, 2012 and $15 million at December 31, 2011. During 2012 and 2011, we did not record any losses on our legacy product liability insurance receivables and received insurance reimbursement of $1 million and $11 million, respectively.
Stock-Based Compensation: Under the fair value recognition provisions of ASC Topic 718, Compensation - Stock Compensation (ASC Topic 718), we measure stock-based compensation cost at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period (vesting period) into cost of sales, research and development expense or selling, general and administrative expense in the Consolidated Statements of Earnings.

We use the Black-Scholes standard option pricing model (Black-Scholes model) to determine the grant date fair value of stock options and employee stock purchase rights. The awards' grant date fair value using the Black-Scholes model is affected by our stock price as well as assumptions of other variables, including projected employee stock option exercise behaviors (expected option life), risk-free interest rate, expected dividend yield and expected volatility of our stock price in future periods. The grant date fair value of restricted stock units and restricted stock awards is based on the closing stock price on the grant date.

We analyze historical employee exercise and termination data to estimate the expected life assumption. We believe that historical data currently represents the best estimate of the expected life of a new employee option. We also stratify our employee population based upon distinctive exercise behavior patterns. The risk-free interest rate we use is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected life of the options. Our dividend yield assumption is based on the expected annual dividend yield on the grant date. We calculate our expected volatility assumption by equally weighting historical and implied volatility. We believe that future volatility experience over the expected life of the option may differ from short-term volatility experience and therefore we utilize an equal weighting of both historical and implied volatility to provide the best estimate of expected volatility over the expected life of the option.

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

ACQUISITIONS AND MINORITY INVESTMENT
Acquisitions: On November 18, 2010, we completed our acquisition of AGA Medical (NASDAQ: AGAM), acquiring all of its outstanding shares for $20.80 per share in a cash and stock transaction valued at $1.1 billion (which consisted of $549 million in net cash consideration and 13.6 million shares of St. Jude Medical common stock). The transaction was consummated through an exchange offer followed by a merger. Acquiring AGA Medical, based in Plymouth, Minnesota, expanded our cardiovascular product portfolio and future product pipeline to treat structural heart defects and vascular abnormalities through minimally invasive transcatheter treatments.

On July 6, 2010, we completed our acquisition of LightLab Imaging for $93 million in net cash consideration. LightLab Imaging was based in Westford, Massachusetts and develops, manufactures and markets OCT for coronary imaging applications. The LightLab Imaging acquisition expanded our product portfolio and complements our fractional flow reserve (FFR) technology acquired as part of our Radi Medical Systems AB acquisition in December 2008.

Minority Investment: In September 2010, we made an equity investment of $60 million in CardioMEMS, Inc. (CardioMEMS), a privately-held company that is focused on the development of a wireless monitoring technology that can be placed directly into the pulmonary artery to assess cardiac performance via measurement of pulmonary artery pressure. The investment agreement resulted in a 19% ownership interest and provided us with the exclusive right, but not the obligation, to acquire CardioMEMS for an additional payment of $375 million during the period that extends through the completion of certain regulatory milestones.

SEGMENT PERFORMANCE
While our 2012 business realignment was announced and effective August 30, 2012, we continued to report under our legacy operating segment structure for internal management financial forecasting and reporting purposes through the end of fiscal year 2012. Therefore, based on U.S. GAAP, our four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF), and Neuromodulation (NMD). The primary products produced by each operating segment are: CRM – tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CV – vascular products, which include vascular closure products, pressure measurement guidewires, optical coherence tomography (OCT) imaging products, vascular plugs and other vascular accessories, and structural heart products, which include heart valve replacement and repair products and structural heart defect devices; AF – electrophysiology (EP) introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and NMD – neurostimulation products, which include spinal cord and deep brain stimulation devices.
We currently aggregate our four operating segments into two reportable segments based upon their similar operational and economic characteristics: CRM/NMD and CV/AF. As discussed in the Overview section, we will report under our new organizational structure effective the beginning of fiscal year 2013. Net sales of our reportable segments include end-customer revenues from the sale of products they each develop and manufacture or distribute. The costs included in each of the reportable segments’ operating results include the direct costs of the products sold to customers and operating expenses managed by each of the reportable segments. Certain expenses managed by our selling and corporate functions, including all stock-based compensation expense, impairment charges, certain acquisition-related expenses, IPR&D charges, excise tax expense and special charges have not been recorded in the individual reportable segments. As a result, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments.

The following table presents net sales and operating profit by reportable segment (in millions):

	CRM/NMD	CV/AF	Other	Total
Fiscal Year 2012
Net sales	$3,277	$2,226	$—	$5,503
Operating profit	2,185	1,241	(2,326)	1,100
Fiscal Year 2011
Net sales	$3,453	$2,159	$—	$5,612
Operating profit	2,145	1,144	(2,174)	1,115
Fiscal Year 2010
Net sales	$3,420	$1,744	$—	$5,164
Operating profit	2,125	968	(1,817)	1,276
The following discussion of the changes in our net sales is provided by class of similar products within our four operating segments, which is the primary focus of our sales activities.
Cardiac Rhythm Management

(in millions)	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
ICD systems	$1,743	$1,824	$1,820	(4.4)%	0.2%
Pacemaker systems	1,111	1,210	1,220	(8.2)%	(0.8)%
	$2,854	$3,034	$3,040	(5.9)%	(0.2)%
Cardiac Rhythm Management 2012 net sales decreased 6% to $2,854 million as a result of continued CRM market contraction and unfavorable foreign currency translation. Foreign currency translation had a $74 million unfavorable impact on 2012 net sales compared to the prior year. 2012 ICD net sales of $1,743 million decreased 4% compared to 2011 primarily driven by unfavorable foreign currency and a decline in the U.S. ICD market which continues to contract at a mid single-digit percentage rate from the 2011 comparable period. The U.S. ICD market continues to be negatively impacted by a decline in implant volumes and pricing resulting from the publication of an ICD utilization article in January 2011 in the JAMA, subsequent hospital investigation by the DOJ and a significant increase in hospital ownership of physician practices. Facing this market contraction, our U.S. 2012 ICD net sales of $1,016 million decreased 3%, which was at a slightly lower rate than the rest of the market. Partially offsetting the U.S. ICD market contraction, we experienced a benefit from sales of our Unify Quadra® Cardiac Resynchronization Therapy Defibrillator (CRT-D) and Quartet® Left Ventricular Quadripolar Pacing Lead, which was approved by the U.S. Food and Drug Administration (FDA) in November 2011 and is the industry's first quadripolar pacing system. Sales of our Assura™ portfolio of ICDs and CRT-Ds as well as our Ellipse™ ICD, which were approved by the FDA in May 2012, also provided a benefit to our 2012 net sales. Internationally, 2012 ICD net sales of $727 million decreased 6% compared to 2011 due to $41 million of unfavorable foreign currency translation (5 percentage points) primarily due to the strengthening U.S. Dollar against the Euro. Pacemaker systems 2012 net sales decreased 8% to $1,111 million compared to 2011. In the United States, our 2012 pacemaker net sales of $451 million decreased 10% compared to 2011. Internationally, our 2012 pacemaker net sales of $660 million decreased 7% compared to 2011. Foreign currency translation had a $33 million (5 percentage points) unfavorable impact during 2012 compared to 2011. Our pacemaker systems 2012 net sales have also decreased as a result of competitive pressures from a continued market progression towards implanting more magnetic resonance imaging (MRI) compatible pacemakers, particularly in the U.S. and Japan. Additionally, the market has experienced a slowdown in implant procedures, particularly in Europe with its economic disruptions negatively impacting procedural volumes. We introduced the AccentMRI® pacemaker family in Europe and certain markets in Asia during 2011 and we expect to launch our AccentMRI® pacemaker in Japan during the second half of 2013.
Cardiac Rhythm Management 2011 net sales were flat compared to 2010 as a result of CRM market contraction in the United States. Foreign currency translation had a $92 million favorable impact on 2011 net sales compared to the prior year. 2011 ICD net sales of $1,824 million were flat during 2011 compared to 2010. Internationally, 2011 ICD net sales of $777 million increased 14% compared to 2010 due to $47 million of favorable foreign currency translation (7 percentage points) and the second quarter 2011 launch of our UnifyTM cardiac resynchronization therapy defibrillator (CRT-D) and FortifyTM ICD in Japan. The UnifyTM CRT-D and FortifyTM ICD are smaller, deliver more energy and have a longer battery life than comparable conventional devices. Our 2011 ICD net sales in the United States of $1,047 million decreased 8% compared to the prior year. The overall decrease was driven by the loss of the incremental $40 million benefit on our 2010 U.S. ICD net sales resulting from a suspension of a competitor's product sales. The 2011 ICD market in the United States was also negatively impacted by a decline in implant volumes and pricing from the JAMA ICD utilization article, subsequent hospital investigation by the DOJ and a significant increase in hospital ownership of physician practices, all discussed previously. Pacemaker systems 2011 net sales of $1,210 million decreased 1% compared to 2010. In the United States, our 2011 pacemaker net sales of $500 million decreased 5% compared to 2010. Internationally, our 2011 pacemaker net sales of $710 million increased 2% compared to 2010. Foreign currency translation had a $45 million favorable impact (7 percentage points) on pacemaker net sales during 2011 compared to 2010.
Cardiovascular

(in millions)	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
Vascular products	$716	$740	$672	(3.2)%	10.1%
Structural heart products	612	597	364	2.5%	64.0%
	$1,328	$1,337	$1,036	(0.7)%	29.1%

Cardiovascular 2012 net sales decreased 1% to $1,328 million compared to 2011. Foreign currency translation had a $36 million unfavorable impact on 2012 CV net sales compared to 2011. Vascular products' 2012 net sales decreased 3% compared to 2011 primarily due to the termination of a distribution contract in Japan which negatively impacted our 2012 vascular product net sales by 7%. Foreign currency translation also unfavorably impacted vascular products' 2012 net sales by $17 million compared to 2011. These decreases were partially offset by increases in sales of our OCT products, led by our Ilumien™ hardware platform, which combines both OCT and FFR capabilities into a single system, as well as sales volume increases in our FFR technology products as we continue to penetrate the market. Structural heart products' net sales increased 3% during 2012 compared to 2011 driven by an increase in our tissue heart valve sales volumes, led by our Trifecta™ product line of pericardial stented tissue valves. Overall tissue heart valve sales volumes increased 20% during 2012 compared to 2011. Foreign currency translation unfavorably impacted structural heart products' net sales by $19 million during 2012 compared to 2011.

Cardiovascular 2011 net sales increased 29% to $1,337 million compared to 2010. Foreign currency translation had a $54 million favorable impact on 2011 CV net sales compared to 2010. Vascular products' net sales increased 10% compared to 2010 primarily due to incremental net sales of vascular plugs and OCT products. Favorable foreign currency translation of $35 million also contributed to the increase, partially offset by decreased sales volumes associated with our Angio-Seal™ active closure devices. Structural heart products' net sales increased 64% due to the incremental AGA Medical net sales of AMPLATZER™ occluder products and net sales growth associated with our Trifecta™ tissue valve, which was launched in the United States after receiving U.S. FDA approval in April 2011. Foreign currency translation also favorably impacted structural heart products' net sales by $19 million compared to 2010.
Atrial Fibrillation

(in millions)	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
Atrial fibrillation products	$898	$822	$708	9.2%	16.1%
Our access, diagnosis, visualization, recording and ablation products assist physicians in diagnosing and treating atrial fibrillation and other irregular heart rhythms. AF 2012 net sales increased 9% to $898 million during 2012 compared to 2011 due to the continued increase in EP catheter ablation procedures, the continued market penetration of our EnSite® Velocity System and related connectivity tools (EnSite Connect™, EnSite Courier™ and EnSite Derexi™ modules) and our intracardiac echocardiography imaging technique, which allows physicans to get a clear picture of the inner workings of the heart through an ultrasound probe. Foreign currency translation had an unfavorable impact on AF net sales of $20 million during 2012 compared to 2011.

Atrial Fibrillation 2011 net sales increased 16% to $822 million compared to 2010 net sales due to the increase in EP catheter ablation procedures, the continued market penetration of our EnSite® Velocity System and related connectivity tools and the rollout of EP irrigated ablation catheters in the U.S. (Safire BLU™) and internationally (Therapy™ Cool Flex™, Safire Blu™

Duo and Therapy™ Cool Path™ Duo bi-directional). Foreign currency translation had a favorable impact on AF net sales of $30 million compared to 2010.
Neuromodulation

(in millions)	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
Neuromodulation products	$423	$419	$380	1.0%	10.3%

Neuromodulation 2012 net sales increased 1% to $423 million during 2012 due to continued market acceptance of our products and sales growth in our neurostimulation devices that help manage chronic pain. Foreign currency translation had a $7 million unfavorable impact on NMD net sales during 2012 compared to 2011.

Neuromodulation 2011 net sales increased 10% to $419 million compared to 2010 net sales. The increase in NMD net sales was driven by the continued market acceptance of our neurostimulation devices that help manage chronic pain. Specifically, 2011 international NMD net sales grew 30%, driven by sales growth in the Eon Mini™ platform and growing market acceptance of the Epiducer™ Lead Delivery system which gives physicians the ability to place multiple neurostimulation leads through a single entry point. Foreign currency translation had a $7 million favorable impact on NMD net sales during 2011 compared to 2010.

RESULTS OF OPERATIONS
Net sales

(in millions)	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
Net sales	$5,503	$5,612	$5,164	(1.9)%	8.7%

Overall, 2012 net sales decreased 2% compared to 2011. Foreign currency translation had an unfavorable impact of $137 million, or 2%, on 2012 net sales compared to 2011 due primarily to the strengthening of the U.S. Dollar against the Euro. CRM net sales drove the decrease in 2012 net sales due primarily to the continued contraction of the ICD and pacemaker markets world-wide. These decreases were partially offset by AF net sales increases.

Total 2011 net sales increased 9% compared to 2010. While our 2011 U.S. net sales remained flat compared to 2010, our 2011 international net sales increased 18% compared to the prior year. Foreign currency translation comparisons increased our 2011 net sales by $183 million compared to 2010 primarily due to the weakening of the U.S. Dollar against the Euro and Japanese Yen.

Foreign currency translation relating to our international operations can have a significant impact on our operating results from year to year. The two main currencies influencing our operating results are typically the Euro and the Japanese Yen. As discussed previously, foreign currency translation had a $137 million unfavorable impact on 2012 net sales, while the translation impact in 2011 had a $183 million favorable impact on net sales compared to 2010. These impacts to net sales are not indicative of the net earnings impact of foreign currency translation due to partially offsetting foreign currency translation impacts on cost of sales and operating expenses.

Net sales by geographic location of the customer were as follows (in millions):

Net Sales	2012	2011	2010
United States	$2,594	$2,648	$2,655
International
Europe	1,432	1,559	1,314
Japan	665	641	553
Asia Pacific	456	416	324
Other	356	348	318
	2,909	2,964	2,509
	$5,503	$5,612	$5,164

Gross profit
(in millions)	2012	2011	2010
Gross profit	$3,965	$4,079	$3,754
Percentage of net sales	72.1%	72.7%	72.7%

Gross profit for 2012 totaled $3,965 million, or 72.1% of net sales, compared to $4,079 million, or 72.7% of net sales in 2011. Our 2012 gross profit percentage was negatively impacted by special charges of $93 million, or 1.6 percentage points, due to realigning our product divisions and centralizing certain support functions, ongoing restructuring charges related to our 2011 restructuring plan, IESD litigation and field action costs and inventory write-offs. Special charges of $47 million in 2011 negatively impacted our gross profit by 0.8 percentage points due to our 2011 restructuring actions to realign certain activities in our CRM business and our sales and selling support organizations. Refer to “Special Charges” within the Results of Operations section for a more detailed discussion of these charges. Additionally, U.S. GAAP requires inventory acquired in a business acquisition to be recorded at fair value, which closely approximates normal end-customer selling price. This resulted in higher cost of sales for AGA Medical and LightLab Imaging products sold in both 2011 and 2010, which negatively impacted our 2011 gross profit by approximately 0.5 percentage points.

Gross profit for 2011 totaled $4,079 million, or 72.7% of net sales, compared $3,754 million, or 72.7% of net sales in 2010. Special charges in 2011 negatively impacted our gross profit by 0.8 percentage points due to our 2011 restructuring actions discussed previously. Special charges in 2010 negatively impacted our gross profit by 0.5 percentage points due to inventory obsolescence charges primarily related to excess legacy ICD inventory that was not expected to be sold due to the launch of our UnifyTM CRT-D and FortifyTM ICD devices. Our market demand for these devices resulted in a more rapid adoption than we expected or historically experienced. Additionally, as discussed previously, the inventory acquired in our AGA Medical and Lightlab Imaging acquisitions was required to be recorded at fair value and resulted in a higher cost of sales for AGA Medical and LightLab Imaging products sold in both 2011 and 2010, which negatively impacted our gross profit by approximately 0.5 and 0.2 percentage points, respectively.

Selling, general and administrative (SG&A) expense
(in millions)	2012	2011	2010
Selling, general and administrative	$1,891	$2,084	$1,818
Percentage of net sales	34.4%	37.1%	35.2%

SG&A expense for 2012 totaled $1,891 million, or 34.4% of net sales, compared to $2,084 million, or 37.1% of net sales in 2011. The decrease in our 2012 SG&A expense as a percent of net sales was primarily driven by cost savings initiatives including the 2012 realignment plan initiated in August 2012, integration of the AGA Medial business into our CV division and the integration of our Neuromodulation domestic sales organization into our United States selling organization. Additionally, SG&A expense for 2011 included $25 million of contract termination and international integration charges related to our AGA Medical acquisition, $15 million of contributions made to the St. Jude Medical Foundation and $66 million of accounts receivable allowance charges for the increased collection risk associated with certain customer accounts receivables in Europe for a combined SG&A impact of 1.9 percentage points.

SG&A expense for 2011 totaled $2,084 million, or 37.1% of net sales, compared to $1,818 million, or 35.2% of net sales in 2010. As discussed previously, SG&A expense for 2011 increased as a percent of net sales by 1.9 percentage points due to contract termination and international integration charges related to our AGA Medical acquisition, contributions to the St. Jude Medical Foundation and accounts receivable allowance charges compared to 2010.

Research and development (R&D) expense
(in millions)	2012	2011	2010
Research and development expense	$676	$705	$631
Percentage of net sales	12.3%	12.6%	12.2%

R&D expense in 2012 totaled $676 million, or 12.3% of net sales, compared to $705 million, or 12.6% of net sales in 2011 and $631 million, or 12.2% of net sales in 2010. R&D expense as a percent of net sales has remained relatively consistent, reflecting our continuing commitment to fund future long-term growth opportunities. We will continue to balance delivering short-term results with our investments in long-term growth drivers.

Purchased in-process research and development charges
(in millions)	2012	2011	2010
Purchased in-process research and development charges	$—	$4	$12

During 2011, we recorded IPR&D charges of $4 million in conjunction with the purchase of intellectual property in our CRM operating segment. During 2010, we recorded IPR&D charges of $12 million in conjunction with the purchase of cardiovascular-related intellectual property. As the related technological feasibility had not yet been reached and such technology had no future alternative use, the purchases of these intellectual property assets were expensed as IPR&D.

Special charges
(in millions)	2012	2011	2010
Cost of sales special charges	$93	$47	$28
Special charges	298	171	17
	$391	$218	$45
We recognize certain transactions and events as special charges in our consolidated financial statements. These charges (such as restructuring charges, impairment charges and certain settlement or litigation charges) result from facts and circumstances that vary in frequency and impact on our results of operations. In order to enhance segment comparability and reflect management’s focus on the ongoing operations, special charges are not reflected in the individual reportable segments operating results.
2012 Business Realignment Plan: During 2012, we incurred charges of $185 million from the realignment of our product divisions into two new operating divisions: CATD (combining our legacy CV and AF divisions) and IESD (combining our legacy CRM and NMD divisions). In addition, we centralized certain support functions, including information technology, human resources, legal, business development and certain marketing functions. The organizational changes are part of a comprehensive plan to accelerate our growth, reduce costs, leverage economies of scale and increase investment in product development. Of the $185 million recorded as special charges, $24 million was recognized in cost of sales. In connection with the realignment, we recognized $109 million of severance costs and other termination benefits after management determined that such severance and benefit costs were probable and estimable. The 2012 business realignment plan reduced our workforce by approximately 5%. We also recognized $17 million of inventory write-offs associated with discontinued CATD product lines and $41 million of accelerated depreciation charges and fixed asset write-offs, primarily associated with information technology assets no longer expected to be utilized or with a limited remaining useful life. Additionally, we recognized $18 million of other restructuring costs which included $7 million of contract termination costs and $11 million of other costs.
2011 Restructuring Plan: During 2011, we incurred charges totaling $162 million related to restructuring actions to realign certain activities in our CRM business and sales and selling support organizations. These actions included phasing out CRM manufacturing and R&D operations in Sweden, reductions in our workforce and rationalizing product lines. Of the $162 million recorded as special charges, $47 million was recognized in cost of sales. In connection with the staged phase-out of CRM manufacturing and R&D operations in Sweden, we began recognizing severance costs and other termination benefits for over 650 employees totaling $82 million during 2011. Additionally, we recognized $20 million of inventory obsolescence charges primarily associated with the rationalization of product lines across our business. We also recorded $26 million of impairment and accelerated depreciation charges, of which $12 million related to an impairment charge to write-down our CRM manufacturing facility in Sweden to its fair value. Additionally, we recognized $34 million of other restructuring charges primarily associated with CRM restructuring actions ($13 million of pension settlement charges associated with the termination of Sweden's defined benefit pension plan and $4 million of idle facility costs related to transitioning manufacturing operations out of Sweden) as well as $7 million of contract termination costs and $10 million of other costs.
During 2012, we incurred additional charges totaling $102 million related to the restructuring actions initiated during 2011. Of the $102 million recorded as special charges, $44 million was recorded in cost of sales. We recognized severance costs and other termination benefits of $38 million for an additional 100 employees after management determined that such severance and benefit costs were probable and estimable. We also recognized $13 million of inventory obsolescence charges primarily related with the rationalization of product lines in our CRM and NMD businesses. Additionally, we recognized $51 million of other restructuring charges which included $37 million of restructuring related charges (of which $13 million related to idle facility costs in Sweden). The remaining charges included $8 million of contract termination costs and $6 million of other costs.
Other Special Charges
Inventory Charges: During 2010, we recorded $28 million of inventory obsolescence charges to cost of sales primarily related to excess legacy ICD inventory that was not expected to be sold due to our launch of our UnifyTM CRT-D and FortifyTM ICD devices. Our market demand for these devices resulted in a more rapid adoption than expected or historically experienced from other ICD product launches.
Intangible asset impairment charges: During 2012, we recognized a $23 million impairment charge for certain developed technology intangible assets in our NMD division as our updated expectations for the future cash flows of the related product lines decreased, ultimately resulting in the related assets' fair value falling below carrying value. Additionally, we discontinued certain AF and CV product lines and recognized $8 million of impairment charges to fully impair the related developed technology intangible assets. We also recognized $2 million of intangible asset impairments associated with customer relationship intangible assets acquired in connection with legacy acquisitions of businesses involved in the distribution of our products. Due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, we determined that these intangible assets had no future discrete cash flows and were fully impaired.
During 2011, we recorded $52 million of intangible asset impairment charges, of which $49 million related to customer relationship intangible assets acquired in connection with legacy acquisitions of businesses involved in the distribution of our products. As discussed previously, due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, we determined that these intangible assets had no future discrete cash flows and recognized a $49 million impairment charge.
Settlement charges: During 2012, we agreed to settle a dispute on licensed technology for our Angio-Seal™ vascular closure devices. In connection with this settlement, which resolved all disputed claims and included a fully-paid perpetual license, we recognized a $28 million settlement expense.
Litigation charges: During 2012, we recognized $16 million of litigation charges for future probable and estimable legal costs related to outstanding matters associated with IESD field actions. During 2011, we recognized a $4 million legal settlement charge after reaching an agreement with the Office of Inspector General of the Department of Health and Human Services to settle a previously disclosed investigation initiated in December 2008 related to allegations that we failed to properly apply certain warranty credits. During 2010, we recognized a $17 million legal settlement charge after reaching an agreement with the DOJ in Boston to settle a previously disclosed investigation initiated in 2005 related to an industry-wide review of post-market clinical studies and registries.
Field action charges: During 2012, we recognized special charges of $27 million, of which $25 million was charged to cost of sales, for costs primarily related to the 2012 field action associated with certain neuromodulation implantable pulse generator charging systems.

Other income (expense), net
(in millions)	2012	2011	2010
Interest income	$5	$4	$2
Interest expense	(73)	(70)	(67)
Other	(27)	(30)	(3)
	$(95)	$(96)	$(68)
The unfavorable change in other income (expense) during both 2012 and 2011 compared to 2010 was due to $31 million and $28 million, respectively, of Puerto Rico excise tax expense recognized in other expense. The Puerto Rico excise tax became effective in 2011, and we incur this tax on most purchases made from our Puerto Rico subsidiary. This excise tax is almost entirely offset by the resulting foreign tax credits or income tax deductions which are recognized as a benefit to income tax expense. The unfavorable change in other income (expense) was partially offset during 2012 compared to 2011 and 2010 as a result of $14 million in realized gains recognized from the sale of available-for-sale securities during 2012.
Income taxes

(as a percent of pre-tax income)	2012	2011	2010
Effective tax rate	25.2%	19.0%	24.9%
Our effective tax rate differs from our U.S. federal statutory 35% tax rate due to certain operations that are subject to foreign taxes that are different from the U.S. federal statutory rate, state and local taxes and tax incentives. Our effective tax rate is also impacted by discrete factors or events such as special charges, IPR&D charges, tax law changes or the resolution of audits by tax authorities.
Our effective tax rate was 25.2% in 2012 compared to 19.0% in 2011 and 24.9% in 2010. Our effective tax rate for 2012 does not include the benefit of the federal research and development tax credit (R&D tax credit), as the R&D tax credit was not retroactively reinstated for 2012 until January 2, 2013. As a result, our effective tax rate for 2012 was negatively impacted by 1.6 percentage points. (The retroactive benefit attributable to the 2012 tax year is recognized in the period the new legislation was enacted, our first quarter of 2013.)

Special charges favorably impacted our 2012 effective tax rate by 2.6 percentage points. Additionally, we resolved certain prior year tax positions with the IRS and recognized a $46 million settlement reserve to income tax expense, negatively impacting our 2012 effective tax rate by 4.6 percentage points. During 2011, special charges, deductible IPR&D charges and accounts receivable allowance charges favorably impacted the 2011 effective tax rate by 2.5 percentage points. Non-deductible IPR&D charges and legal settlement special charges unfavorably impacted the 2010 effective tax rate by 0.4 percentage points. Refer to Purchased in-process research and development charges and Special charges sections for further details regarding these charges.

As discussed previously in the Other income (expense), net section, the Puerto Rico excise tax, which is levied on most purchases from Puerto Rico, became effective beginning in 2011. Because the excise tax is not levied on income, U.S. generally accepted accounting principles do not allow for the excise tax to be recognized as part of income tax expense. However, any resulting foreign tax credit or income tax deduction is recognized as a benefit to income tax expense, thus favorably impacting our effective income tax rate. As a result, our effective tax rate was favorably impacted by 1.8 and 1.7 percentage points during fiscal years 2012 and 2011, respectively, compared to 2010.

Net earnings

(in millions, except per share amounts)	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
Net earnings	$752	$826	$907	(9.0)%	(8.9)%
Diluted net earnings per share	$2.39	$2.52	$2.75	(5.2)%	(8.4)%

Our 2012 net earnings of $752 million and diluted net earnings per share of $2.39 decreased by 9% and 5%, respectively, compared to 2011 net earnings of $826 million and diluted net earnings per share of $2.52. Our 2012 net earnings were negatively impacted by after-tax special charges of $275 million and additional income tax expense of $46 million for a combined impact of $321 million, or $1.02 per diluted share. The special charges related to our 2012 realignment plan announced in August 2012, ongoing restructuring charges related to the 2011 restructuring plan, IESD litigation and field action costs, a license dispute settlement charge and intangible asset impairment charges and inventory write-offs. The additional income tax expense related to a settlement reserve for certain prior year tax positions. The impact of the after-tax charges to diluted net earnings per share were partially offset by share repurchases, resulting in lower outstanding shares during 2012 compared to 2011.

Net earnings were $826 million in 2011, a 9% decrease over 2010 net earnings of $907 million. Diluted net earnings per share were $2.52 in 2011, an 8% decrease over 2010 diluted net earnings per share of $2.75. Our 2011 net earnings were negatively impacted by after-tax special charges of $151 million and after-tax accounts receivable allowance charges of $47 million for a combined impact of $198 million, or $0.61 per diluted share. The impact of the after-tax charges to diluted net earnings per share were partially offset by share repurchases, resulting in lower outstanding shares during 2011 compared to 2010. During 2010, our net earnings were impacted by after-tax charges of $50 million, or $0.15 per diluted share, related to special charges, IPR&D charges and investment impairment charges.

LIQUIDITY
We believe that our existing cash balances, future cash generated from operations and available borrowing capacity under our $1.5 billion long-term committed credit facility (Credit Facility) and related commercial paper program will be sufficient to fund our operating needs, working capital requirements, R&D opportunities, capital expenditures, debt service requirements and shareholder dividends (see Dividends section) over the next 12 months and in the foreseeable future thereafter.
We believe that our earnings, cash flows and balance sheet position will permit us to obtain additional debt financing or equity capital should suitable investment and growth opportunities arise. Our credit ratings are investment grade. We monitor capital markets regularly and may raise additional capital when market conditions or interest rate environments are favorable.
At December 29, 2012, substantially all of our cash and cash equivalents was held by our non-U.S. subsidiaries. A portion of these foreign cash balances are associated with earnings that are permanently reinvested and which we plan to use to support our continued growth plans outside the United States through funding of operating expenses, capital expenditures and other investment and growth opportunities. The majority of these funds are only available for use by our U.S. operations if they are repatriated into the United States. The funds repatriated would be subject to additional U.S. taxes upon repatriation; however, it is not practical to estimate the amount of additional U.S. tax liabilities we would incur. We currently have no plans to repatriate funds held by our non-U.S. subsidiaries.
We use two primary measures that focus on accounts receivable and inventory – days sales outstanding (DSO) and days inventory on hand (DIOH). We use DSO as a measure that places emphasis on how quickly we collect our accounts receivable balances from customers. We use DIOH, which can also be expressed as a measure of the estimated number of days of cost of sales on hand, as a measure that places emphasis on how efficiently we are managing our inventory levels. These measures may not be computed the same as similarly titled measures used by other companies. Our DSO (ending net accounts receivable divided by average daily sales for the most recently completed quarter) increased from 88 days at December 31, 2011 to 89 days at December 29, 2012. Our DIOH (ending net inventory divided by average daily cost of sales for the most recently completed six months) increased from 147 days at December 31, 2011 to 150 days at December 29, 2012. Special charges recognized in cost of sales in the second half of 2012 reduced our December 29, 2012 DIOH by 4 days. Special charges recognized in cost of sales in the last half of 2011 reduced our December 31, 2011 DIOH by 7 days.
A summary of our cash flows from operating, investing and financing activities is provided in the following table (in millions):

	2012	2011	2010
Net cash provided by (used in):
Operating activities	$1,335	$1,287	$1,274
Investing activities	(313)	(337)	(1,081)
Financing activities	(813)	(456)	(86)
Effect of currency exchange rate changes on cash and cash equivalents	(1)	(8)	—
Net increase in cash and cash equivalents	$208	$486	$107

Operating Cash Flows
Cash provided by operating activities was $1,335 million for 2012 compared to $1,287 million for 2011 and $1,274 million for 2010. Operating cash flows can fluctuate significantly from period to period due to payment timing differences of working capital accounts such as accounts receivable, accounts payable, accrued liabilities and income taxes payable.
Investing Cash Flows
Cash used in investing activities was $313 million in 2012 compared to $337 million in 2011 and $1,081 million in 2010. Our purchases of property, plant and equipment, which totaled $280 million, $307 million and $305 million in 2012, 2011 and 2010, respectively, reflect our continued investment in our product growth platforms currently in place. During 2010, we acquired LightLab Imaging for $93 million in net cash consideration and AGA Medical for $549 million in net cash consideration and 13.6 million shares of St. Jude Medical common stock. We also made an equity minority investment of $60 million in CardioMEMS.
Financing Cash Flows
Cash used in financing activities was $813 million in 2012 compared to $456 million in 2011 and $86 million in 2010. Our financing cash flows can fluctuate significantly depending upon our liquidity needs and the amount of stock option exercises and the extent of our common stock repurchases. Proceeds from the exercise of stock options and stock issued provided cash inflows of $119 million, $302 million and $152 million during fiscal years 2012, 2011 and 2010, respectively. During 2012, we paid $992 million for repurchases of our common stock, which was financed by cash generated from operations and net commercial paper issuances of $321 million. We also paid $284 million of cash dividends to shareholders. During 2011, we paid $809 million for repurchases of our common stock, which was financed by cash generated from operations and net commercial paper issuances of $247 million. We also paid $205 million of cash dividends to shareholders. During 2010, we received gross proceeds of $940 million principal amount of senior notes in the United States and 20.9 billion Yen senior notes in Japan. We used the proceeds to repay our 1.02% Yen-denominated notes due in May 2010 (1.02% Yen Notes) totaling 20.9 billion Yen and retire a 3-year unsecured term loan totaling $432 million. Additionally, we paid $591 million for repurchases of our common stock, which was financed with the senior notes issuance and cash generated from operations.

DEBT AND CREDIT FACILITIES
Total debt increased to $3,080 million at December 29, 2012 from $2,796 million at December 31, 2011, primarily as a result of net commercial paper issuances of $321 million, the proceeds of which were used to repurchase our common stock. Our weighted average interest rate on outstanding long-term debt, inclusive of interest rate swaps, was 2.2% at December 29, 2012 and 2.3% at December 31, 2011.
We have a long-term $1.5 billion committed Credit Facility used to support our commercial paper program and for general corporate purposes. The Credit Facility expires in February 2015. Borrowings under this facility bear interest initially at LIBOR plus 0.875%, subject to adjustment in the event of a change in our credit ratings. Commitment fees under this Credit Facility are not material. There were no outstanding borrowings under the Credit Facility as of December 29, 2012 or December 31, 2011.
Our commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. At December 29, 2012 and December 31, 2011 we had an outstanding commercial paper balance of $593 million and $272 million, respectively. During 2012 and 2011, our weighted average effective interest rate on our outstanding commercial paper borrowings was 0.23% and 0.25%, respectively. Any future commercial paper borrowings would bear interest at the applicable then-current market rates. Our predominant historical practice has been to issue commercial paper (up to the amount backed by our available borrowing capacity under the Credit Facility), as our commercial paper has historically been issued at lower interest rates.
In March 2010, we issued $450 million principal amount of 3-year, 2.20% senior notes (2013 Senior Notes) and used the proceeds to retire outstanding debt obligations. Interest payments on the 2013 Senior Notes are required on a semi-annual basis. We may redeem the 2013 Senior Notes at any time at the applicable redemption price. The 2013 Senior Notes are senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness.
Concurrent with the issuance of the 2013 Senior Notes, we entered into a 3-year, $450 million notional amount interest rate swap designated as a fair value hedge of the changes in fair value of our fixed-rate 2013 Senior Notes. On November 8, 2010, we terminated the interest rate swap and received a cash payment of $19 million. The gain from terminating the interest rate swap agreement has been reflected as an increase to the carrying value of the debt and is being amortized as a reduction of interest expense over the remaining life of the 2013 Senior Notes. Refer to Note 13 of the Consolidated Financial Statements for additional information regarding the interest rate swap.

In July 2009, we issued $700 million aggregate principal amount of 5-year, 3.75% Senior Notes (2014 Senior Notes) and $500 million aggregate principal amount of 10-year, 4.875% Senior Notes (2019 Senior Notes). We used $500 million of the net proceeds from these issuances to retire outstanding borrowings. We may redeem the 2014 Senior Notes or 2019 Senior Notes at any time at the applicable redemption prices. Both the 2014 Senior Notes and 2019 Senior Notes are senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness.
In December 2010, we issued our $500 million principal amount 5-year, 2.50% unsecured senior notes (2016 Senior Notes). The majority of the net proceeds from the issuance of the 2016 Senior Notes was used for general corporate purposes including the repurchase of our common stock. Interest payments are required on a semi-annual basis. We may redeem the 2016 Senior Notes at any time at the applicable redemption price. The 2016 Senior Notes are senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness.
Concurrent with the issuance of the 2016 Senior Notes, we entered into a 5-year, $500 million notional amount interest rate swap designated as a fair value hedge of the changes in fair value of our fixed-rate 2016 Senior Notes. On June 7, 2012, we terminated the interest rate swap and received a cash payment of $24 million. The gain from terminating the interest rate swap agreement is reflected as an increase to the carrying value of the debt and is being amortized as a reduction of interest expense over the remaining life of the 2016 Senior Notes. Refer to Note 13 of the Consolidated Financial Statements for additional information regarding the interest rate swap.
In April 2010, we issued 10-year, 2.04% unsecured senior notes in Japan (2.04% Yen Notes) totaling 12.8 billion Japanese Yen (the equivalent of $149 million at December 29, 2012) and 7-year, 1.58% unsecured senior notes in Japan (1.58% Yen Notes) totaling 8.1 billion Japanese Yen (the equivalent of $95 million at December 29, 2012). We used the proceeds from these issuances to retire outstanding debt obligations. Interest payments on the 2.04% Yen Notes and 1.58% Yen Notes are required on a semi-annual basis and the principal amounts recorded on the balance sheet fluctuate based on the effects of foreign currency translation.
In March 2011, we borrowed 6.5 billion Japanese Yen under uncommitted credit facilities with two commercial Japanese banks that provide for borrowings up to a maximum of 11.25 billion Japanese Yen. The outstanding 6.5 billion Japanese Yen balance was the equivalent of $76 million at December 29, 2012. The principal amount reflected on the balance sheet fluctuates based on the effects of foreign currency translation. Half of the borrowings bear interest at the Yen LIBOR plus 0.25% and mature in March 2013, and the other half of the borrowings bear interest at the Yen LIBOR plus 0.275% and mature in June 2013. The maturity dates of each credit facility automatically extend for a one-year period, unless we elect to terminate the credit facility.
Our Credit Facility and Yen Notes contain certain operating and financial covenants. Specifically, the Credit Facility requires that we have a leverage ratio (defined as the ratio of total debt to EBITDA (net earnings before interest, income taxes, depreciation and amortization)) not exceeding 3.0 to 1.0. The Yen Notes require that we have a ratio of total debt to total capitalization not exceeding 60% and a ratio of consolidated EBIT (net earnings before interest and income taxes) to consolidated interest expense of at least 3.0 to 1.0. Under the Credit Facility, our senior notes and Yen Notes we also have certain limitations on how we conduct our business, including limitations on additional liens or indebtedness and limitations on certain acquisitions, mergers, investments and dispositions of assets. We were in compliance with all of our debt covenants as of December 29, 2012.

SHARE REPURCHASES
On November 29, 2012, our Board of Directors authorized a share repurchase program of up to $1.0 billion of our outstanding common stock. We began repurchasing shares on December 5, 2012 and completed the repurchases under the program on February 2, 2013, repurchasing 26.8 million shares for $1.0 billion at an average repurchase price of $37.27 per share. From December 5, 2012 through December 29, 2012, we repurchased 12.9 million shares for $458 million at an average repurchase price of $35.60 per share.
On October 17, 2012, our Board of Directors authorized a share repurchase program of up to $300 million of our outstanding common stock. We began repurchasing shares on October 19, 2012 and completed the repurchases under the program on November 6, 2012, repurchasing 7.7 million shares for $300 million at an average repurchase price of $38.97 per share.
On December 12, 2011, our Board of Directors authorized a share repurchase program of up to $300 million of our outstanding common stock. We began repurchasing shares on January 27, 2012 and completed the repurchases under the program on February 8, 2012, repurchasing 7.1 million shares for $300 million at an average repurchase price of $42.14 per share.
On August 2, 2011, our Board of Directors authorized a share repurchase program of up to $500 million of our outstanding common stock. We completed the repurchases under the program on August 29, 2011, repurchasing 11.7 million shares for $500 million at an average repurchase price of $42.79 per share.

On October 15, 2010, our Board of Directors authorized a share repurchase program of up to $600 million of our outstanding common stock. On October 21, 2010, our Board of Directors authorized an additional $300 million of share repurchases as part of this share repurchase program. We completed the repurchases under the program on January 20, 2011, repurchasing a total of 22.0 million shares for $900 million at an average repurchase price of $40.87 per share. From January 1 through January 20, 2011, we repurchased 6.6 million shares for $275 million at an average repurchase price of $41.44 per share.

DIVIDENDS
During 2012, our Board of Directors authorized four quarterly cash dividend payments.The following table provides dividend authorization, shareholder record and dividend payable dates as well as the cash dividends declared per share. On February 23, 2013 our Board of Directors authorized a cash dividend of $0.25 per share payable on April 30, 2013 to shareholders of record as of March 29, 2013. We expect to continue to pay quarterly cash dividends in the foreseeable future, subject to Board approval.

Board of Directors’ Dividend Authorization Date	Shareholders’ Record Date	Dividend Payable Date	Cash Dividends Declared Per Share
February 24, 2012	March 30, 2012	April 30, 2012	$0.23
May 2, 2012	June 29, 2012	July 31, 2012	0.23
August 1, 2012	September 28, 2012	October 31, 2012	0.23
December 11, 2012	December 31, 2012	January 31, 2013	0.23
Total dividends declared per share during 2012			$0.92
During 2011, our Board of Directors authorized four quarterly cash dividend payments. The following table provides dividend authorization, shareholder record and dividend payable dates during 2011 as well as the cash dividends declared per share. Prior to 2011, we had not declared or paid any cash dividends since 1994.

Board of Directors’ Dividend Authorization Date	Shareholders’ Record Date	Dividend Payable Date	Cash Dividends Declared Per Share
February 26, 2011	March 31, 2011	April 29, 2011	$0.21
May 11, 2011	June 30, 2011	July 29, 2011	0.21
August 2, 2011	September 30, 2011	October 31, 2011	0.21
December 13, 2011	December 30, 2011	January 31, 2012	0.21
Total dividends declared per share during 2011			$0.84

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
In addition to the amounts shown in the following table, our noncurrent liability for unrecognized tax benefits was $314 million as of December 29, 2012, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, our liability for potential penalties and interest was $69 million as of December 29, 2012.

A summary of contractual obligations and other minimum commercial commitments as of December 29, 2012 is as follows (in millions):

	Payments Due by Period
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
Contractual obligations related to
off-balance sheet arrangements:
Operating leases	$125	$37	$49	$30	$9
Purchase commitments (a)	431	377	47	5	2
Contingent consideration payments (b)	78	51	26	1	—
Total	634	465	122	36	11

Contractual obligations reflected
in the balance sheet:
Debt obligations (c)	3,343	591	1,390	655	707
Total	$3,977	$1,056	$1,512	$691	$718

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

MARKET RISK
Foreign Exchange Rate Risk

We are exposed to foreign currency exchange rate fluctuations due to transactions denominated primarily in Euros, Japanese Yen, Canadian Dollars, Australian Dollars, Brazilian Reals, British Pounds and Swedish Kronor. When the U.S. Dollar weakens against foreign currencies, the dollar value of sales denominated in foreign currencies increases. When the U.S. Dollar strengthens against foreign currencies, the dollar value of sales denominated in foreign currencies decreases. A hypothetical 10% change in the value of the U.S. Dollar in relation to our foreign currency denominated sales would have an impact of approximately $273 million on our 2012 net sales. This amount is not indicative of the hypothetical net earnings impact due to partially offsetting impacts on the related cost of sales and operating expenses in the applicable foreign currencies.

Derivative Financial Instrument Risk

During 2012, 2011 and 2010, we hedged a portion of our foreign currency transaction risk through the use of forward exchange contracts. We use forward exchange contracts to manage foreign currency exposures related to intercompany receivables and payables arising from intercompany purchases of manufactured products. These forward contracts are not designated as qualifying hedging relationships under ASC Topic 815, Derivatives and Hedging (ASC Topic 815). We measure our foreign currency exchange rate contracts at fair value on a recurring basis. The fair value of all outstanding contracts was immaterial at December 29, 2012 and December 31, 2011. During 2012 and 2011, we recognized a net gain of $7 million and a net loss of $3 million, respectively, to other income (expense) for our forward currency exchange contracts not designated as hedging instruments under ASC Topic 815. The net loss recognized in 2010 was immaterial. The net gains and losses were almost entirely offset by corresponding net losses and gains on the foreign currency exposures being managed. We do not enter into contracts for trading or speculative purposes. Our policy is to enter into hedging contracts with major financial institutions that have at least an “A” (or equivalent) credit rating. Although we are exposed to credit loss in the event of nonperformance by counterparties on our outstanding derivative contracts, we do not anticipate nonperformance by any of the counterparties. We continue to evaluate our foreign currency exchange rate risk and the different mechanisms for use in managing such risk, including using derivative financial instruments and operational hedges, such as international manufacturing operations. Our derivative financial instruments accounting policy is discussed in detail in Note 1 to the Consolidated Financial Statements. Although we have not entered into any derivative hedging contracts to hedge the net asset exposure of our foreign subsidiaries, we have elected to use natural hedging strategies in certain geographies. We have naturally hedged a portion of our Yen-denominated net asset exposure by issuing long-term Yen-denominated debt.
Fair Value Risk
We are also exposed to fair value risk on our Senior Notes and Yen Notes. As of December 29, 2012, the aggregate fair value of our Senior Notes (measured using quoted prices in active markets) was $2,521 million compared to the aggregate carrying value of $2,412 million (inclusive of the interest rate swaps). Our 2014 Senior Notes have a fixed interest rate of 3.75%, our 2019 Senior Notes have a fixed rate of interest of 4.875%, our 2016 Senior Notes have a fixed rate of interest of 2.50% and our 2013 Senior Notes have a fixed rate of interest of 2.20%. A hypothetical one-percentage point change in the interest rates would have an aggregate impact of approximately $60 million on the fair value of our Senior Notes. As of December 29, 2012, the fair value of our yen-denominated notes (2.04% Yen Notes and 1.58% Yen Notes), both of which have a fixed interest rate, approximated their carrying value. A hypothetical one-percentage point change in the interest rates would have an aggregate impact of approximately $14 million on the fair value of the yen-denominated notes.
Our variable-rate debt consists of our commercial paper borrowings in the United States and our yen-denominated credit facilities in Japan. Assuming average outstanding borrowings of $371 million during 2012, a hypothetical one-percentage point change in the interest rates would have an impact of approximately $4 million on our 2012 interest expense.
We are also exposed to equity market risk on our marketable equity security investments. We hold certain marketable equity securities of publically-traded companies. Our investments in these companies had a fair value of $41 million at December 29, 2012, which are subject to the underlying price risk of the public equity markets.
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
Concentrations of credit risk with respect to trade accounts receivable are generally limited due to our large number of customers and their diversity across many geographic areas. A portion of our trade accounts receivable outside the United States, however, include sales to government-owned or supported healthcare systems in several countries, which are subject to payment delays. Payment is dependent upon the financial stability and creditworthiness of those countries' national economies. Deteriorating credit and economic conditions in parts of Southern Europe, particularly in Italy, Spain, Portugal and Greece may continue to increase the average length of time it takes us to collect our accounts receivable or also increase our risk of fully collecting our accounts receivable in these countries.
We continually evaluate all government receivables for potential collection risks associated with the availability of government funding, reimbursement practices, and economic conditions. During 2011, we recognized $66 million of accounts receivable reserves for increased collection risk associated with certain customer accounts receivable in Europe. If the financial condition of customers or the countries' healthcare systems continue to deteriorate such that their ability to make payments is uncertain, additional allowances may be required in future periods. Our aggregate accounts receivable balance, net of the allowance for doubtful accounts, as of December 29, 2012 and December 31, 2011 in Italy, Spain, Portugal and Greece was approximately $344 million and $322 million, respectively, which made up 26% and 24%, respectively, of our consolidated net accounts receivable balance. No significant accounts receivable allowance charges were recognized in 2012.

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

1	.
Any legislative or administrative reform to the U.S. Medicare or Medicaid systems or international reimbursement systems that significantly reduces reimbursement for procedures using our medical devices or denies coverage for such procedures, as well as adverse decisions relating to our products by administrators of such systems on coverage or reimbursement issues.

2	.	Assertion, acquisition or grant of key patents by or to others that have the effect of excluding us from market segments or requiring us to pay royalties.
3	.	Economic factors, including inflation, contraction in capital markets, changes in interest rates and changes in foreign currency exchange rates.
4	.	Product introductions by competitors that have advanced technology, better features or lower pricing.
5	.	The loss of, or price increases by, suppliers of key components, some of which are sole-sourced.
6	.
A reduction in the number of procedures using our devices caused by cost-containment pressures, publication of adverse study results, initiation of investigations of our customers related to our devices or the development of or preferences for alternative therapies.

7	.
Safety, performance or efficacy concerns about our products, many of which are expected to be implanted for many years, some of which may lead to recalls and/or advisories with the attendant expenses and declining sales.

8	.
Declining industry-wide sales caused by product quality issues or recalls or advisories by us or our competitors that result in loss of physician and/or patient confidence in the safety, performance or efficacy of sophisticated medical devices in general and/or the types of medical devices recalled in particular.

9	.
Changes in laws, regulations or administrative practices affecting government regulation of our products, such as FDA regulations, including those that decrease the probability or increase the time and/or expense of obtaining approval for products or impose additional burdens on the manufacture and sale of medical devices.

10	.
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

11	.	Our ability to fund future product liability losses related to claims made subsequent to becoming self-insured.
12	.
Severe weather or other natural disasters that can adversely impact customers purchasing patterns and/or patient implant procedures or cause damage to the facilities of our critical suppliers or one or more of our facilities, such as an earthquake affecting our facilities in California or a hurricane affecting our facilities in Puerto Rico.

13	.	Healthcare industry changes leading to demands for price concessions and/or limitations on, or the elimination of, our ability to sell in significant market segments.
14	.	Adverse developments in investigations and governmental proceedings.
15	.	Adverse developments in litigation, including product liability litigation, patent or other intellectual property litigation, qui tam litigation or shareholder litigation.
16	.	Inability to successfully integrate the businesses that we have acquired in recent years and that we plan to acquire.
17	.	Failure to successfully complete or unfavorable data from clinical trials for our products or new indications for our products and/or failure to successfully develop markets for such new indications.
18	.	Changes in accounting rules or tax laws that adversely affect our results of operations, financial position or cash flows.
19	.
The disruptions in the financial markets and the economic downturn that adversely impact the availability and cost of credit and customer purchasing and payment patterns, including the collectability of customer accounts receivable.

20	.
Conditions imposed in resolving, or any inability to timely resolve, any regulatory issues raised by the FDA, including Form 483 observations or warning letters, as well as risks generally associated with our regulatory compliance and quality systems.

21	.
Governmental legislation, including the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, and/or regulation that significantly impacts the healthcare system in the United States or in international markets and that results in lower reimbursement for procedures using our products, reduces medical procedure volumes or otherwise adversely affects our business and results of operations, including the U.S. medical device excise tax.

22	.	Our inability to realize the expected benefits from our restructuring initiatives and continuous improvement efforts and the negative unintended consequences such activity could have.
23	.	Our inability to maintain, protect and enhance our existing information technology systems and to develop new systems.

Report of Management
Management's Report on the Financial Statements
We are responsible for the preparation, integrity and objectivity of the accompanying financial statements. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and include amounts which reflect management's best estimates based on its informed judgment and consideration given to materiality. We are also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.
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
Management's Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the Company's management, including the CEO and the CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as of December 29, 2012. Ernst & Young LLP, our independent registered public accounting firm, has also audited the effectiveness of the Company's internal control over financial reporting as of December 29, 2012 as stated in its report which is included herein.

/s/   Daniel J. Starks
Daniel J. Starks
Chairman, President and Chief Executive Officer

/s/   Donald J. Zurbay
Donald J. Zurbay
Vice President. Finance and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
of St. Jude Medical, Inc.

We have audited St. Jude Medical, Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). St. Jude Medical, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying titled Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, St. Jude Medical, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of St. Jude Medical, Inc. as of December 29, 2012 and December 31, 2011, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 29, 2012, and our report dated February 26, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2013

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
of St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. as of December 29, 2012 and December 31, 2011, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 29, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. at December 29, 2012 and December 31, 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), St. Jude Medical Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2013

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions, except per share amounts)

Fiscal Year Ended	December 29, 2012	December 31, 2011	January 1, 2011
Net sales	$5,503	$5,612	$5,164
Cost of sales:
Cost of sales before special charges	1,445	1,486	1,382
Special charges	93	47	28
Total cost of sales	1,538	1,533	1,410
Gross profit	3,965	4,079	3,754
Selling, general and administrative expense	1,891	2,084	1,818
Research and development expense	676	705	631
Purchased in-process research and development charges	—	4	12
Special charges	298	171	17
Operating profit	1,100	1,115	1,276
Other income (expense), net	(95)	(96)	(68)
Earnings before income taxes	1,005	1,019	1,208
Income tax expense	253	193	301
Net earnings	$752	$826	$907
Net earnings per share:
Basic	$2.40	$2.55	$2.76
Diluted	$2.39	$2.52	$2.75
Cash dividends declared per share:	$0.92	$0.84	$—
Weighted average shares outstanding:
Basic	313.3	324.3	328.2
Diluted	314.8	327.1	330.5
See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

Fiscal Year Ended	December 29, 2012	December 31, 2011	January 1, 2011
Net earnings	$752	$826	$907
Other comprehensive income (loss), net of tax:
Unrealized gain on available-for-sale securities, net of taxes of $1 million, $2 million and $2 million, respectively	10	3	6
Reclassification of realized gain on available-for-sale securities, net of taxes of $6 million and $2 million, respectively	(8)	—	(3)
Foreign currency translation adjustment, net of taxes	28	(71)	(13)
Other comprehensive income (loss)	30	(68)	(10)
Total comprehensive income	$782	$758	$897
See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions, except par value and share amounts)

	December 29, 2012	December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents	$1,194	$986
Accounts receivable, less allowance for doubtful accounts	1,349	1,367
Inventories	610	624
Deferred income taxes, net	220	225
Other current assets	178	182
Total current assets	3,551	3,384
Property, Plant and Equipment
Land, building and improvements	602	528
Machinery and equipment	1,603	1,546
Diagnostic equipment	424	380
Property, plant and equipment at cost	2,629	2,454
Less accumulated depreciation	(1,204)	(1,066)
Net property, plant and equipment	1,425	1,388
Goodwill	2,961	2,953
Intangible assets, net	804	856
Other assets	530	537
TOTAL ASSETS	$9,271	$9,118
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current debt obligations	$530	$83
Accounts payable	254	202
Dividends payable	68	67
Income taxes payable	142	1
Employee compensation and related benefits	299	305
Other current liabilities	482	403
Total current liabilities	1,775	1,061
Long-term debt	2,550	2,713
Deferred income taxes, net	323	392
Other liabilities	529	477
Total liabilities	5,177	4,643
Commitments and Contingencies (Note 5)	—	—
Shareholders’ Equity
Preferred stock ($1.00 par value; 25,000,000 shares authorized; none outstanding)	—	—
Common stock ($0.10 par value; 500,000,000 shares authorized; 295,648,327 and 319,615,965 shares issued and outstanding at December 29, 2012 and December 31, 2011, respectively)	30	32
Additional paid-in capital	—	43
Retained earnings	4,018	4,384
Accumulated other comprehensive income (loss):
Cumulative translation adjustment	26	(2)
Unrealized gain on available-for-sale securities	20	18
Total shareholders’ equity	4,094	4,475
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,271	$9,118

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions, except share amounts)

					Accumulated
	Common Stock		Additional		Other	Total
	Number of		Paid-In	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance at January 2, 2010	324,537,581	$33	$6	$3,192	$94	$3,325
Comprehensive income:
Net earnings				907		907
Other comprehensive loss					(10)	(10)
Total comprehensive income						897
Repurchases of common stock	(15,388,500)	(2)	(623)			(625)
Stock-based compensation			70			70
Common stock issued under stock
plans and other, net	6,293,732	1	151			152
Common stock issued in
connection with an acquisition	13,575,353	1	532			533
Tax benefit from stock plans			20			20
Balance at January 1, 2011	329,018,166	33	156	4,099	84	4,372
Comprehensive income:
Net earnings				826		826
Other comprehensive loss					(68)	(68)
Total comprehensive income						758
Cash dividends declared				(272)		(272)
Repurchases of common stock	(18,314,774)	(2)	(504)	(269)		(775)
Stock-based compensation			76			76
Common stock issued under stock
plans and other, net	8,912,573	1	302			303
Tax benefit from stock plans			13			13
Balance at December 31, 2011	319,615,965	32	43	4,384	16	4,475
Comprehensive income:
Net earnings				752		752
Other comprehensive income					30	30
Total comprehensive income						782
Cash dividends declared				(284)		(284)
Repurchases of common stock	(27,670,874)	(3)	(221)	(834)		(1,058)
Stock-based compensation			69			69
Common stock issued under stock
plans and other, net	3,703,236	1	118			119
Tax shortfall from stock plans			(9)			(9)
Balance at December 29, 2012	295,648,327	$30	$—	$4,018	$46	$4,094

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

Fiscal Year Ended	December 29, 2012	December 31, 2011	January 1, 2011
OPERATING ACTIVITIES
Net earnings	$752	$826	$907
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	284	296	244
Amortization of debt discount (premium), net	(11)	(5)	1
Inventory step-up amortization	—	30	9
Stock-based compensation	69	76	70
Excess tax benefits from stock-based compensation	(1)	(9)	(17)
Investment impairment charges	—	—	5
Gain on sale of investments	(14)	—	(5)
Purchased in-process research and development charges	—	4	12
Deferred income taxes	(77)	(65)	(34)
Other, net	106	78	17
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	13	(55)	(123)
Inventories	13	10	42
Other current assets	4	48	(30)
Accounts payable and accrued expenses	29	39	164
Income taxes payable	168	14	12
Net cash provided by operating activities	1,335	1,287	1,274
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(280)	(307)	(305)
Business acquisition payments, net of cash acquired	—	—	(679)
Proceeds from sale of investments	19	—	8
Other investing activities, net	(52)	(30)	(105)
Net cash used in investing activities	(313)	(337)	(1,081)
FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued	119	302	152
Excess tax benefits from stock-based compensation	1	9	17
Common stock repurchased, including related costs	(992)	(809)	(591)
Dividends paid	(284)	(205)	—
Issuances of commercial paper borrowings, net	321	247	26
Borrowings under debt facilities	—	78	940
Payments under debt facilities	—	(78)	(620)
Other financing activities, net	22	—	(10)
Net cash used in financing activities	(813)	(456)	(86)
Effect of currency exchange rate changes on cash and cash equivalents	(1)	(8)	—
Net increase in cash and cash equivalents	208	486	107
Cash and cash equivalents at beginning of period	986	500	393
Cash and cash equivalents at end of period	$1,194	$986	$500

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$177	$203	$308
Interest	$69	$68	$63
Noncash investing activities:
Issuance of stock in connection with acquisition	$—	$—	$534
See notes to the consolidated financial statements.

ST. JUDE MEDICAL, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Company Overview: St. Jude Medical, Inc., together with its subsidiaries (St. Jude Medical or the Company) develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiovascular and atrial fibrillation therapy areas and implantable neurostimulation devices for the management of chronic pain. The Company's principal products in each therapy area are as follows: Cardiac Rhythm Management - tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); Cardiovascular - vascular products, which include vascular closure products, pressure measurement guidewires, optical coherence tomography (OCT) imaging products, vascular plugs and other vascular accessories, and structural heart products, which include heart valve replacement and repair products and structural heart defect devices; Atrial Fibrillation - electrophysiology (EP) introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and Neuromodulation - neurostimulation products, which include spinal cord and deep brain stimulation devices. The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company's products are the United States, Europe, Japan and Asia Pacific.
During the third quarter of 2012, the Company announced the realignment of its product divisions into two new operating divisions: the Cardiovascular and Ablation Technologies Division (CATD) (combining its legacy Cardiovascular (CV) and Atrial Fibrillation (AF) product divisions) and the Implantable Electronic Systems Division (IESD) (combining its Cardiac Rhythm Management (CRM) and Neuromodulation (NMD) product divisions). In addition, the Company centralized certain support functions, including information technology, human resources, legal, business development and certain marketing functions. While this divisional realignment was effective August 30, 2012, the Company continued to report under its legacy operating segment structure for internal management financial forecasting and reporting purposes through the end of fiscal year 2012. The Company will report under the new organizational structure effective the beginning of fiscal year 2013.
Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.
Fiscal Year: The Company utilizes a 52/53-week fiscal year ending on the Saturday nearest December 31st. Fiscal year 2012, 2011 and 2010 consisted of 52 weeks and ended on December 29, 2012, December 31, 2011 and January 1, 2011, respectively.
Reclassifications: Certain prior period amounts have been reclassified to conform to current year presentation.
Use of Estimates: Preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Cash Equivalents: The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value. The Company's cash equivalents include bank certificates of deposit, money market funds and instruments and commercial paper investments. The Company performs periodic evaluations of the relative credit standing of the financial institutions and issuers of its cash equivalents and limits the amount of credit exposure with any one issuer.
Marketable Securities: Marketable securities consist of publicly-traded equity securities that are classified as available-for-sale securities and investments in mutual funds that are classified as trading securities. On the balance sheet, available-for-sale securities and trading securities are classified as other current assets and other assets, respectively.
The following table summarizes the components of the balance of the Company's available-for-sale securities at December 29, 2012 and December 31, 2011 (in millions):

	December 29, 2012	December 31, 2011
Adjusted cost	$9	$9
Gross unrealized gains	32	30
Fair value	$41	$39

Available-for-sale securities are reported at fair value based upon quoted market prices (see Note 12). Unrealized gains and losses, net of related incomes taxes, are recognized in accumulated other comprehensive income in shareholders' equity. Upon the sale of an available-for-sale security, the unrealized gain (loss) is reclassified out of accumulated other comprehensive income and reflected as a realized gain (loss) in net earnings. Realized gains (losses) are computed using the specific identification method and recognized as other income (expense). During 2012 and 2010, the Company sold available-for-sale securities, recognizing realized after-tax gains of $8 million and $3 million, respectively. The total pre-tax gains of $14 million and $5 million were recognized as other income (see Note 9) during 2012 and 2010, respectively. There were no realized gains (losses) from the sale of available-for-sale securities recorded during fiscal year 2011. Additionally, when the fair value of an available-for-sale security falls below its original cost and the Company determines that the corresponding unrealized loss is other-than-temporary, the Company recognizes an impairment loss to net earnings in the period the determination is made.

The Company's investments in mutual funds are reported at fair market value based upon quoted market prices (see Note 12) and are held in a rabbi trust, which is not available for general corporate purposes and is subject to creditor claims in the event of insolvency. These investments are specifically designated as available to the Company solely for the purpose of paying benefits under the Company's deferred compensation plan (see Note 11).
Accounts Receivable: The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. In Greece, the Company had sold its products through a distributor through early 2012. In February 2012, an agreement was reached between the Greek government and the European Union and International Monetary Fund whereby creditors would swap existing Greek government bonds for new bonds with a significant reduction in face value, a longer term and lower interest rates. This agreement, among other macroeconomic and factors specific to the distributor, negatively impacted the solvency and liquidity of the Company's Greek distributor, raising significant doubt regarding the collectability of the Company's outstanding receivable balance. As a result, the Company recognized a $57 million accounts receivable allowance charge in the consolidated financial statements for the fiscal year ended December 31, 2011, which was subsequently written off during 2012. No significant accounts receivable allowance charges were recognized in 2012. The Company's total allowance for doubtful accounts was $47 million and $101 million at December 29, 2012 and December 31, 2011, respectively.
Inventories: Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories consisted of the following (in millions):

	December 29, 2012	December 31, 2011
Finished goods	$416	$438
Work in process	50	54
Raw materials	144	132
	$610	$624

Property, Plant and Equipment: Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 15 years to 39 years years for buildings and improvements, three to 15 years years for machinery and equipment, including capitalized development costs for internal-use software, and three to seven years for diagnostic equipment. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from ICDs and pacemakers. Diagnostic equipment also includes other capital equipment provided by us to customers for use in diagnostic and surgical procedures. The estimated useful lives of this equipment are based on anticipated usage by physicians and healthcare professionals and the timing and impact of expected new technology platforms and rollouts by the Company. Property, plant and equipment are depreciated using accelerated methods for income tax purposes. During 2012, 2011 and 2010, depreciation expense was $196 million, $203 million, and $178 million, respectively.
Goodwill: Goodwill represents the excess of cost over the fair value of identifiable net assets of a business acquired. Goodwill for each reporting unit is reviewed for impairment at least annually. As of December 29, 2012, the Company has four reporting units consisting of its four operating segments (see Note 14). The Company assesses goodwill impairment by considering qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and sustained decrease in share price. If the qualitative assessment results in a determination that the fair value of a reporting unit is more-likely-than-not ("likely" meaning having a likelihood of more than 50%) greater than its carrying amount, no additional testing is considered necessary. However, if the Company determines the fair value is more-likely-than-not below the carrying value of a reporting unit, the Company performs the two-step goodwill impairment test required by Accounting Standards Codification (ASC) Topic 350, Intangibles - Goodwill and Other. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would complete step 2 in order to measure the potential impairment loss. In step 2, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference. During the fourth quarters of 2012 and 2011, the Company concluded that it was unlikely that the fair value was less than its carry value based on its qualitative assessment. Additionally, during the fourth quarter of 2010, the Company completed its quantitative goodwill impairment assessment under previous accounting guidance and determined there was no evidence of impairment associated with the carrying values of goodwill for its reporting units.
Other Intangible Assets: Other intangible assets consist of purchased technology and patents, in-process research and development (IPR&D) acquired in a business acquisition, customer lists and relationships, trademarks and tradenames, licenses and distribution agreements. Definite-lived intangible assets are amortized on a straight-line basis over the estimated useful life ranging from three to 20 years. Certain trademark assets are considered indefinite-lived intangible assets and are not amortized.
The Company's policy defines IPR&D as the value of technology acquired for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products in an applicable geographic region. IPR&D acquired in a business acquisition is subject to ASC Topic 805, Business Combinations, which requires the fair value of IPR&D to be capitalized as an indefinite-lived intangible asset until completion of the IPR&D project or abandonment. Upon completion of the development project (generally when regulatory approval to market the product is obtained), the IPR&D is amortized over its estimated useful life. If the IPR&D projects are abandoned, the related IPR&D assets would likely be impaired and written down to fair value. The purchase of certain intellectual property assets or the rights to such intellectual property is considered a purchase of assets rather than the acquisition of a business. For such purchases, rather than being capitalized, any IPR&D acquired in such asset purchases is expensed immediately.
The Company also reviews its indefinite-lived intangible assets for impairment at least annually to determine if any adverse conditions exist that would indicate impairment or when impairment indicators exist. The Company assesses its indefinite-lived intangible assets for impairment similar to goodwill by considering qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and sustained decrease in share price. Similar to the goodwill impairment analysis, if the qualitative assessment results in a determination that the fair value of an indefinite-lived intangible asset is more-likely-than-not ("likely" meaning having a likelihood of more than 50%) greater than its carrying amount, no additional testing is considered necessary. However, if the Company determines the fair value of its indefinite-lived intangible assets is more-likely-than-not below the carrying value, impairment indicators exist. The Company then analyzes the carrying value of the indefinite-lived intangible asset to quantitatively determine if the carrying value exceeds the asset's expected undiscounted future cash flows. If the carrying value exceeds the undiscounted future cash flows, the asset is written down to the fair value, which the Company determines by a present value cash flow calculation.
The Company also reviews its definite-lived intangible assets for impairment when impairment indicators exist. When impairment indicators exist, the Company determines if the carrying value of its definite-lived intangible assets exceeds the related undiscounted future cash flows. In cases where the carrying value exceeds the undiscounted cash flows, the carrying value is written down to fair value, which the Company determines using present value cash flow calculations. During 2012, the Company recognized impairment charges of $31 million associated with purchased technology assets in the Company's NMD, AF and CV businesses as their future expected undiscounted cash flows did not exceed the carrying value of the related assets. During both 2012 and 2011, the Company recognized $2 million and $52 million, respectively, of intangible asset impairments associated with customer relationship intangible assets acquired in connection with legacy acquisitions of businesses involved in the distribution of the Company's products. Due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, these intangible assets were determined to have no future discrete cash flows and were fully impaired in the respective periods. There was no impairment of the Company's intangible assets during fiscal year 2010. See Note 8 for further detail regarding the intangible asset impairments recognized during fiscal years 2012 and 2011.
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

Changes in the Company's product warranty liability during fiscal years 2012 and 2011 were as follows (in millions):

	2012	2011
Balance at beginning of period	$36	$25
Warranty expense recognized	5	15
Warranty credits issued	(3)	(4)
Balance at end of period	$38	$36

Product Liability: Based on historical loss trends, the Company accrues for product liability claims through its self-insurance program in effort to adequately cover future losses. Additionally, the Company accrues for product liability claims when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Receivables for insurance recoveries from prior product liability insurance coverage are recognized when it is probable that a recovery will be realized. The Company has not incurred a significant amount of product liability charges during fiscal years 2012, 2011 or 2010.

Litigation: The Company accrues a liability for costs related to litigation, including future legal costs, settlements and judgments where it has assessed that a loss is probable and an amount can be reasonably estimated.
Revenue Recognition: The Company sells its products to hospitals primarily through a direct sales force. In certain international markets, the Company sells its products through independent distributors. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured. A portion of the Company's inventory is held by field sales representatives or consigned at hospitals. Revenue is recognized at the time the Company is notified that the inventory has been implanted or used by the customer. For products that are not consigned, revenue recognition occurs upon shipment to the hospital or, in the case of distributors, when title transfers under the contract. The Company offers sales rebates and discounts to certain customers. The Company records such rebates and discounts as a reduction of net sales in the same period revenue is recognized. The Company estimates rebates based on customers' contracted terms and historical sales experience.
Research and Development: Research and development costs are expensed as incurred. Research and development costs include product development costs, pre-approval regulatory costs and clinical research expenses.
Stock-Based Compensation: The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation - Stock Compensation (ASC Topic 718). Under the fair value recognition provisions of ASC Topic 718, the Company measures stock-based compensation cost at the grant date fair value and recognizes the compensation expense over the requisite service period, which is the vesting period, using a straight-line attribution method.
The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting award forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will only be for those awards that vest. The Company's awards are not eligible to vest early in the event of retirement, however, the majority of the Company's awards vest early in the event of a change in control.
Net Earnings Per Share: Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares during the period, exclusive of restricted stock awards. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive securities.

The following table sets forth the computation of basic and diluted net earnings per share for fiscal years 2012, 2011 and 2010 (in millions, except per share amounts):

	2012	2011	2010
Numerator:
Net earnings	$752	$826	$907
Denominator:
Basic weighted average shares outstanding	313.3	324.3	328.2
Effect of dilutive securities:
Stock options	1.3	2.6	2.3
Restricted stock units	0.2	0.2	—
Diluted weighted average shares outstanding	314.8	327.1	330.5
Basic net earnings per share	$2.40	$2.55	$2.76
Diluted net earnings per share	$2.39	$2.52	$2.75
Approximately 18.9 million, 11.5 million and 18.3 million shares of common stock subject to stock options and restricted stock units were excluded from the diluted net earnings per share computation because they were not dilutive during fiscal years 2012, 2011 and 2010, respectively.
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
The Company has periodically entered into interest rate swap contracts to hedge the risk of the change in the fair value of fixed-rate borrowings due to changes in the benchmark interest rate. As designated fair value hedges, changes in the value of the fair value hedge are recognized as an asset or liability, as applicable, offsetting the changes in the fair value of the hedged debt instrument. The Company has also periodically entered into interest rate swap contracts to hedge the risk to net earnings associated with movements in interest rates by converting variable-rate borrowings into fixed-rate borrowings. As designated cash flow hedges, the fair value of the swap contract is recognized as an asset or liability, as applicable, with the related unrealized gain (loss) recorded to other comprehensive income. The Company's swap contracts are classified on the consolidated balance sheets as a component of other current assets, other assets, other accrued expenses or other liabilities based on the gain or loss position of the contract and the contract maturity date.
New Accounting Pronouncements: In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Comprehensive Income (Accounting Standards Codification (ASC) Topic 220): Presentation of Comprehensive Income, which eliminates the option to report other comprehensive income and its components in the consolidated statements of shareholders’ equity. ASU 2011-05, as amended, requires an entity to present items of net income and other comprehensive income in one continuous statement – referred to as the statement of comprehensive income – or in two separate, but consecutive, statements. Each component of net income and each component of other comprehensive income is required to be presented with subtotals for each and a grand total for total comprehensive income. The updated guidance does not change the calculation of earnings per share. The Company adopted ASU 2011-05 and ASU 2011-12, as amended, Presentation of Comprehensive Income: Reclassifications of Items of Other Comprehensive Income, in the first quarter of fiscal year 2012. Refer to the Consolidated Statements of Comprehensive Income for the new presentation requiring a separate statement, which had no impact to the Company's Consolidated Statements of Earnings, Consolidated Balance Sheets or Consolidated Statements of Cash Flows in any interim or for the year ended December 29, 2012.

In July 2012, the FASB issued ASU 2012-02, Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-lived Intangible Assets for Impairment, an update to ASU 2011-08, Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2012-02 enables an entity to assess qualitative factors to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance in Subtopic 350-30 required an entity to test an indefinite-lived intangible asset for impairment by comparing the fair value of the asset with its carrying amount, utilizing only a quantitative impairment test. ASU 2012-02 is effective for interim and annual reporting periods for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company early adopted ASU 2012-02 during the fourth quarter of 2012, and there was no impact to the Company's financial statements.
NOTE 2 – ACQUISITIONS AND MINORITY INVESTMENT
The Company's most significant acquisitions are described below. The results of operations of businesses acquired have been included in the Company's consolidated results of operations since the dates of acquisition. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in the aggregate.
Fiscal Year 2010
LightLab Imaging, Inc.: On July 6, 2010, the Company completed its acquisition of LightLab Imaging, Inc. (LightLab Imaging) for $93 million in net cash consideration. The Company recognized direct transaction costs of $1 million. LightLab Imaging was based in Westford, Massachusetts and developed, manufactured and marketed OCT for coronary imaging applications. OCT is a high resolution diagnostic coronary imaging technology that complements the Fractional Flow Reserve (FFR) technology acquired by the Company as part of the Radi Medical Systems AB (Radi Medical Systems) acquisition in December 2008.

The goodwill recorded as a result of the LightLab Imaging acquisition is deductible for income tax purposes and was entirely allocated to the Cardiovascular operating segment. The goodwill represents the strategic benefits of growing the Company's Cardiovascular product portfolio and the expected revenue growth from increased market penetration from future products and customers. In connection with the acquisition of LightLab Imaging, the Company recognized $40 million of developed and core technology intangible assets that have an estimated useful life of 15 years and $14 million of IPR&D that was capitalized as an indefinite-lived intangible asset.

AGA Medical, Inc.: On November 18, 2010 the Company completed its acquisition of AGA Medical, acquiring all of the outstanding shares of AGA Medical (NASDAQ: AGAM) for $20.80 per share in a cash and stock transaction valued at $1.1 billion (which consisted of $549 million in net cash consideration and 13.6 million shares of St. Jude Medical common stock). The transaction was consummated through an exchange offer followed by a merger. The Company recognized direct transaction costs of $15 million and assumed debt of $197 million that was paid off at closing. Acquiring AGA Medical, based in Plymouth, Minnesota, expanded the Company's cardiovascular product portfolio and future product pipeline to treat structural heart defects and vascular abnormalities through minimally invasive transcatheter treatments.

The goodwill recorded as a result of the AGA Medical acquisition is not deductible for income tax purposes and was allocated entirely to the Company's Cardiovascular operating segment. The goodwill represents the strategic benefits of growing the Company's Cardiovascular product portfolio and the expected revenue growth from increased market penetration from future products and customers. In connection with the acquisition of AGA Medical, the Company capitalized $372 million of developed and core technology intangible assets, $120 million of IPR&D and $49 million of trademark intangible assets. The estimated useful lives of the developed and core technology intangible assets range from 12 to 15 years. Both the IPR&D and trademark assets have been recorded as indefinite-lived intangible assets. During 2011, the Company finalized the $1.1 billion purchase price allocation and recorded a $3 million decrease to goodwill. The impacts of finalizing the purchase price allocation, individually and in the aggregate were not considered material to reflect as a retrospective adjustment of the historical financial statements.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of the significant business acquisitions made by the Company in fiscal year 2010 (in millions):

	LightLab Imaging	AGA Medical	Total
Current assets	$15	$97	$112
Deferred income taxes, net	4	13	17
Goodwill	41	881	922
Other intangible assets	40	421	461
Acquired IPR&D	14	120	134
Other long-term assets	2	45	47
Total assets acquired	116	1,577	1,693

Current liabilities	23	62	85
Deferred income taxes, net	—	196	196
Other long-term liabilities	—	236	236
Net assets acquired	$93	$1,083	$1,176

Cash paid, net of cash acquired	93	549	642
Non-cash (SJM shares at fair value)	—	534	534
Net assets acquired	$93	$1,083	$1,176

Minority Investment: During 2010, the Company made a minority equity investment of $60 million in CardioMEMS, Inc. (CardioMEMS), a privately-held company that is focused on the development of a wireless monitoring technology that can be placed directly into the pulmonary artery to assess cardiac performance via measurement of pulmonary artery pressure. The investment agreement resulted in a 19% ownership interest and provided the Company with the exclusive right, but not the obligation, to acquire CardioMEMS for an additional payment of $375 million during the period that extends through the completion of certain regulatory milestones. The equity investment and allocated value of the fixed price purchase option are being carried at cost.

NOTE 3 – GOODWILL AND OTHER INTANGIBLE ASSETS
The changes in the carrying amount of goodwill for each of the Company’s reportable segments (see Note 14) for the fiscal years ended December 29, 2012 and December 31, 2011 were as follows (in millions):

	CRM/NMD	CV/AF	Total
Balance at January 1, 2011	$1,231	$1,725	$2,956
AGA Medical	—	(3)	(3)
Foreign currency translation and other	4	(4)	—
Balance at December 31, 2011	1,235	1,718	2,953
Foreign currency translation and other	(6)	14	8
Balance at December 29, 2012	$1,229	$1,732	$2,961

During 2011, the Company finalized the AGA Medical purchase price and recorded a $3 million decrease to goodwill. The impacts of finalizing the purchase price allocation, individually and in the aggregate were not considered material to reflect as a retrospective adjustment of the historical financial statements.

The following table provides the gross carrying amount of other intangible assets and related accumulated amortization (in millions):

	December 29, 2012		December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets:
Purchased technology and patents	$947	$336	$922	$276
Customer lists and relationships	57	36	48	25
Trademarks and tradenames	22	10	24	8
Licenses, distribution agreements and other	6	4	6	4
	$1,032	$386	$1,000	$313
Indefinite-lived intangible assets:
Acquired IPR&D	$109		$120
Trademarks and tradenames	49		49
	$158		$169

During 2012, the Company received U.S. Food and Drug Administration (FDA) clearance to market its AMPLATZER™ Vascular Plug 4 technology acquired in connection with its AGA Medical acquisition in November 2010. As a result, the Company reclassified $11 million of IPR&D from an indefinite-lived intangible asset to a purchased technology definite-lived intangible asset. During 2011, the Company received approval in Japan for its OCT technology acquired in conjunction with its LightLab Imaging acquisition in 2010. As a result of the approval, the Company reclassified $14 million of acquired IPR&D from an indefinite-lived intangible asset to a purchased technology definite-lived intangible asset.

Amortization expense was $88 million, $93 million and $66 million during fiscal years 2012, 2011 and 2010, respectively. The following table presents expected future amortization expense. Actual amounts of amortization expense may differ due to additional intangible assets acquired and foreign currency translation impacts (in millions):

						After
	2013	2014	2015	2016	2017	2017
Amortization expense	$87	$85	$85	$85	$75	$229

NOTE 4 – DEBT
The Company’s debt consisted of the following (in millions):

	December 29, 2012	December 31, 2011
2.20% senior notes due 2013	$454	$461
3.75% senior notes due 2014	699	699
2.50% senior notes due 2016	518	518
4.875% senior notes due 2019	496	495
1.58% Yen-denominated senior notes due 2017	95	104
2.04% Yen-denominated senior notes due 2020	149	164
Yen-denominated credit facilities	76	83
Commercial paper borrowings	593	272
Total debt	3,080	2,796
Less: current debt obligations	530	83
Long-term debt	$2,550	$2,713
Expected future minimum principal payments under the Company’s debt obligations are as follows: $526 million in 2013; $700 million in 2014; $593 million in 2015; $500 million in 2016; $95 million in 2017; and $649 million in years thereafter.
Senior Notes Due 2013: On March 10, 2010, the Company issued $450 million principal amount of 3-year, 2.20% unsecured senior notes (2013 Senior Notes) that mature in September 2013. The majority of the net proceeds from the issuance of the 2013 Senior Notes was used to retire outstanding debt obligations. Interest payments are required on a semi-annual basis. The

2013 Senior Notes were issued at a discount, yielding an effective interest rate of 2.23% at issuance. The Company may redeem the 2013 Senior Notes at any time at the applicable redemption price. The debt discount is being amortized as interest expense through maturity.
Concurrent with the issuance of the 2013 Senior Notes, the Company entered into a 3-year, $450 million notional amount interest rate swap designated as a fair value hedge of the changes in fair value of the Company’s fixed-rate 2013 Senior Notes. On November 8, 2010, the Company terminated the interest rate swap and received a cash payment of $19 million. The gain from terminating the interest rate swap agreement has been reflected as an increase to the carrying value of the debt and is being amortized as a reduction of interest expense resulting in a net average interest rate of 0.8% that will be recognized over the remaining term of the 2013 Senior Notes.
Senior Notes Due 2014: On July 28, 2009, the Company issued $700 million principal amount of 5-year, 3.75% unsecured senior notes (2014 Senior Notes) that mature in July 2014. Interest payments are required on a semi-annual basis. The 2014 Senior Notes were issued at a discount, yielding an effective interest rate of 3.78% at issuance. The debt discount is being amortized as interest expense through maturity. The Company may redeem the 2014 Senior Notes at any time at the applicable redemption price.
Senior Notes Due 2016: On December 1, 2010, the Company issued $500 million principal amount of 5-year, 2.50% unsecured senior notes (2016 Senior Notes) that mature in January 2016. The majority of the net proceeds from the issuance of the 2016 Senior Notes was used for general corporate purposes including the repurchase of the Company’s common stock. Interest payments are required on a semi-annual basis. The 2016 Senior Notes were issued at a discount, yielding an effective interest rate of 2.54% at issuance. The debt discount is being amortized as interest expense through maturity. The Company may redeem the 2016 Senior Notes at any time at the applicable redemption price.
Concurrent with the issuance of the 2016 Senior Notes, the Company entered into a 5-year, $500 million notional amount interest rate swap designated as a fair value hedge of the changes in fair value of the Company’s fixed-rate 2016 Senior Notes. On June 7, 2012, the Company terminated the interest rate swap and received a cash payment of $24 million. The gain from terminating the interest rate swap agreement has been reflected as an increase to the carrying value of the debt and is being amortized as a reduction of interest expense resulting in a net average interest rate of 1.3% that will be recognized over the remaining term of the 2016 Senior Notes.
Senior Notes Due 2019: On July 28, 2009, the Company issued $500 million principal amount of 10-year, 4.875% unsecured senior notes (2019 Senior Notes) that mature in July 2019. Interest payments are required on a semi-annual basis. The 2019 Senior Notes were issued at a discount, yielding an effective interest rate of 5.04% at issuance. The debt discount is being amortized as interest expense through maturity. The Company may redeem the 2019 Senior Notes at any time at the applicable redemption price.
1.58% Yen-Denominated Senior Notes Due 2017: On April 28, 2010, the Company issued 7-year, 1.58% unsecured senior notes in Japan (1.58% Yen Notes) totaling 8.1 billion Japanese Yen (the equivalent of $95 million at December 29, 2012 and $104 million at December 31, 2011). The principal amount of the 1.58% Yen Notes recorded on the balance sheet fluctuates based on the effects of foreign currency translation. Interest payments are required on a semi-annual basis and the entire principal balance is due on April 28, 2017.
2.04% Yen-Denominated Senior Notes Due 2020: On April 28, 2010, the Company issued 10-year, 2.04% unsecured senior notes in Japan (2.04% Yen Notes) totaling 12.8 billion Japanese Yen (the equivalent of $149 million at December 29, 2012 and $164 million at December 31, 2011). The principal amount of the 2.04% Yen Notes recorded on the balance sheet fluctuates based on the effects of foreign currency translation. Interest payments are required on a semi-annual basis and the entire principal balance is due on April 28, 2020.
Yen–Denominated Credit Facilities: In March 2011, the Company borrowed 6.5 billion Japanese Yen (the equivalent of $76 million at December 29, 2012 and $83 million at December 31, 2011) under uncommitted credit facilities with two commercial Japanese banks that provide for borrowings up to a maximum of 11.25 billion Japanese Yen. The principal amount reflected on the balance sheet fluctuates based on the effects of foreign currency translation. Half of the borrowings bear interest at Yen LIBOR plus 0.25% and mature in March 2013 and the other half of the borrowings bear interest at Yen LIBOR plus 0.275% and mature in June 2013. The maturity dates of each credit facility automatically extend for a one-year period, unless the Company elects to terminate the credit facility.
Other Available Borrowings: In December 2010, the Company entered into a $1.5 billion unsecured committed credit facility (Credit Facility) that it may draw on for general corporate purposes and to support its commercial paper program. The Credit Facility expires in February 2015. Borrowings under the Credit Facility bear interest initially at LIBOR plus 0.875%, subject to adjustment in the event of a change in the Company’s credit ratings. As of December 29, 2012 and December 31, 2011, the Company had no outstanding borrowings under the Credit Facility.

The Company’s commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. As of December 29, 2012 and December 31, 2011, the Company's commercial paper borrowings were $593 million and $272 million, respectively. During 2012, the Company’s weighted average effective interest rate on its commercial paper borrowings was approximately 0.23%. Any future commercial paper borrowings would bear interest at the applicable then-current market rates. The Company classifies all of its commercial paper borrowings as long-term debt, as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed Credit Facility.
NOTE 5 – COMMITMENTS AND CONTINGENCIES
Leases
The Company leases various facilities and equipment under non-cancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $37 million in 2013; $28 million in 2014; $21 million in 2015; $16 million in 2016; $14 million in 2017; and $9 million in years thereafter. Rent expense under all operating leases was $44 million, $45 million and $36 million in fiscal years 2012, 2011 and 2010, respectively.
Product Liability Litigation
Silzone® Litigation and Insurance Receivables: The Company has been sued in various jurisdictions beginning in March 2000 by some patients who received a heart valve product with Silzone® coating, which the Company stopped selling in January 2000. The Company has vigorously defended against the claims that have been asserted and will continue to do so with respect to any remaining claims.
The Company's outstanding Silzone cases consist of one class action in Ontario, one individual case in Ontario and one proposed class action in British Columbia by the provincial health insurer. In Ontario, a trial on common issues commenced in February 2010 in a class action case involving Silzone patients. In June 2012, the Court ruled in the Company's favor on all nine common class issues and the Court ruled the case should be dismissed. An order dismissing that action has been signed by the trial judge. On September 14, 2012, counsel for the class filed an appeal with the Court of Appeal for the Province of Ontario. The parties will be exchanging written argument between March and September, 2013, and the appeal will likely be heard in November 2013. The proposed class action lawsuit by the British Columbia provincial health insurer seeks to recover the cost of insured services furnished or to be furnished to patients who were also class members in a British Columbia class action that was resolved in 2010. The British Columbia provincial health insurer recently consented to a dismissal of the action, and an order has been signed by the Court dismissing the case. The individual case in Ontario requests damages in excess of $1 million (claiming unspecified special damages, health care costs and interest). Based on the Company’s historical experience, the amount ultimately paid, if any, often does not bear any relationship to the amount claimed.
The Company has recorded an accrual for probable legal costs, settlements and judgments for Silzone related litigation. The Company is not aware of any unasserted claims related to Silzone-coated products. For all Silzone legal costs incurred, the Company records insurance receivables for the amounts that it expects to recover based on its assessment of the specific insurance policies, the nature of the claim and the Company’s experience with similar claims. The Company’s current and final insurance layer for Silzone claims consists of $13 million of remaining coverage with two insurance carriers. To the extent that the Company’s future Silzone costs (the material components of which are settlements, judgments, legal fees and other related defense costs) exceed its remaining insurance coverage, the Company would be responsible for such costs. The Company has not recognized an expense related to any potential future damages as they are not probable or reasonably estimable at this time.
The following table summarizes the Company’s Silzone legal accrual and related insurance receivable at December 29, 2012 and December 31, 2011 (in millions):

	December 29, 2012	December 31, 2011
Silzone legal accrual	$4	$22
Silzone insurance receivable	$3	$15
The Company has vigorously defended against the claims that have been asserted and expects to continue to do so with respect to any remaining claims. The Company has not recorded an expense related to any potential damages in connection with these matters because any potential loss is not probable or reasonably estimable.

Patent and Other Intellectual Property Litigation
Volcano Corporation & LightLab Imaging Litigation: The Company's subsidiary, LightLab Imaging, has pending litigation with Volcano Corporation (Volcano) and Axsun Technologies, Inc. (Axsun), a subsidiary of Volcano, in the Massachusetts state court and in state court in Delaware. LightLab Imaging makes and sells optical coherence tomography (OCT) imaging systems. Volcano is a LightLab Imaging competitor in medical imaging. Axsun makes and sells lasers and is a supplier of lasers to LightLab Imaging for use in OCT imaging systems. The lawsuits arise out of Volcano's acquisition of Axsun in December 2008. Before Volcano acquired Axsun, LightLab Imaging and Axsun had worked together to develop a tunable laser for use in OCT imaging systems. While the laser was in development, LightLab Imaging and Axsun entered into an agreement pursuant to which Axsun agreed to sell its tunable lasers exclusively to LightLab in the field of human coronary artery imaging for a certain period of time.
After Volcano acquired Axsun in December 2008, LightLab Imaging sued Axsun and Volcano in Massachusetts, asserting a number of claims arising out of Volcano's acquisition of Axsun. In January 2011, the Court ruled that Axsun's and Volcano's conduct constituted knowing and willful violations of a statute which prohibits unfair or deceptive acts or practices or acts of unfair competition, entitling LightLab Imaging to double damages, and furthermore, that LightLab Imaging was entitled to recover attorneys' fees. In February 2011, Volcano and Axsun were ordered to pay the Company for reimbursement of attorneys' fees and double damages, which Volcano paid to the Company in July 2011. The Court also issued certain injunctions and declaratory relief. In January 2013, the Supreme Judicial Court for Massachusetts granted the Company's request to bypass the intermediary appellate court and has accepted the matter for its direct review.
In Delaware, Axsun and Volcano commenced an action in February 2010 against LightLab Imaging, seeking a declaration as to whether Axsun may supply a certain light source for use in OCT imaging systems to Volcano. Axsun's and Volcano's position is that this light source is not a tunable laser and hence falls outside Axsun's exclusivity obligations to Volcano. LightLab Imaging's position, asserted both in defense and in a counterclaim, is that this light source is a tunable laser, which LightLab Imaging's contract bars Axsun from supplying Volcano. Though the trial of this matter was expected to occur in early 2011, in a March 2011 ruling, the Delaware Court postponed the trial of this case because Axsun and Volcano did not yet have a finalized light source to present to the Court.
In May 2011, LightLab Imaging initiated a lawsuit against Volcano and Axsun in the Delaware state court. The suit seeks to enforce LightLab Imaging's exclusive contract with Axsun, and also alleges claims to prevent Volcano from interfering with that contract and to bar Axsun and Volcano from using LightLab Imaging confidential information and trade secrets, and to prevent Volcano and Axsun from violating a Massachusetts statute prohibiting unfair methods of competition and unfair or deceptive acts or practices relating to LightLab Imaging's tunable laser technology. In October 2011, LightLab Imaging filed an amended and supplemental complaint in this action, and in early November 2011, the Company received Volcano and Axsun's response, including a motion for judgment on the pleadings and a motion to stay the action. In May 2012, the Court granted Volcano's motion to stay the proceedings until Volcano provides notice of its intent to begin clinical trials or engage in other public activities with an OCT imaging system that uses a type of light source that is in dispute in the lawsuit. Volcano is under an order to provide such a notice at least 45 days before beginning such trials or engaging in such activities. In January 2013, the Company filed a motion with the court to lift the stay and allow the matter to proceed given certain statements and activities made by Volcano.
Volcano Corporation & St. Jude Medical Patent Litigation: In July 2010, the Company filed a lawsuit in federal district court in Delaware against Volcano for patent infringement. In the suit, the Company asserted certain patents against Volcano and seeks injunctive relief and monetary damages. The infringed patents are part of the St. Jude Medical PressureWire® technology platform, which was acquired as part of St. Jude Medical's purchase of Radi Medical Systems in December 2008. Volcano filed counterclaims against the Company in this case, alleging certain St. Jude Medical patent claims are unenforceable and that certain St. Jude Medical products infringe certain Volcano patents. The Company believes the assertions and claims made by Volcano are without merit. Jury trials on liability issues in this matter occurred in October 2012. On October 19, 2012 the jury ruled in favor of Volcano finding that certain Volcano patents do not infringe the Company's patents and that certain St. Jude Medical patents were invalid. Before the trial involving the patents Volcano asserted against the Company, Volcano advised the Company it would not proceed on one patent, and, as part of this decision, Volcano agreed not to assert a patent infringement claim against the Company involving that patent for any product, manufactured, marketed or sold by St. Jude Medical prior to October 20, 2012. On October 22, 2012, Volcano proceeded to trial on its three remaining patents, and on October 25, 2012, the jury ruled that the Company did not infringe these three patents. The Court entered judgment on the jury verdicts on January 9, 2013. The Company has filed a motion for judgment as a matter of law and for a new trial. Volcano has filed its own motion of judgment as a matter of law. If necessary, the Company will appeal to the appellate court and raise challenges to various issues related to the trial that resulted in the October 19, 2012 jury decision.

AorTech Biomaterial PTY Limited, AorTech International PLC and AorTech Medical Devices USA, Inc. & St. Jude Medical License & Supply Agreement Litigation: On October 16, 2012, the Company filed a lawsuit against AorTech Biomaterial PTY Limited, AorTech International PLC and AorTech Medical Devices USA, Inc. (collectively, AorTech), in Federal District Court for the Central District of California. The lawsuit sought declaratory and injunctive relief from AorTech's publicly announced intention to terminate the parties' License & Supply Agreement for Elast-Eon™, the raw material used in St. Jude Medical's Optim® insulation for certain leads. On October 18, 2012, the Company filed an Application for a Temporary Restraining Order (TRO), and on November 1, 2012, the Court granted the Company's TRO application, preventing AorTech from terminating or breaching the License and Supply Agreement. The TRO was extended by agreement of the parties and approval of the Court for several weeks and the matter has now been settled and the case dismissed in December 2012.
Securities and Other Shareholder Litigation
March 2010 Securities Class Action Litigation: In March 2010, a securities lawsuit seeking class action status was filed in federal district court in Minnesota against the Company and certain officers on behalf of purchasers of St. Jude Medical common stock between April 22, 2009 and October 6, 2009. The lawsuit relates to the Company's earnings announcements for the first, second and third quarters of 2009, as well as a preliminary earnings release dated October 6, 2009. The complaint, which seeks unspecified damages and other relief as well as attorneys' fees, alleges that the Company failed to disclose that it was experiencing a slowdown in demand for its products and was not receiving anticipated orders for CRM devices. Class members allege that the Company's failure to disclose the above information resulted in the class purchasing St. Jude Medical stock at an artificially inflated price. In December 2011, the Court issued a decision denying a motion to dismiss filed by the defendants in October 2010. On October 25, 2012, the Court granted plaintiffs' motion to certify the case as a class action, which defendants did not oppose. The discovery phase of the case is ongoing, and the Company intends to continue to vigorously defend against the claims asserted in this lawsuit.
June 2012 Securities Class Action Litigation: In June 2012, a securities class action lawsuit was filed in federal district court in Minnesota against the Company and a company officer for alleged violations of the federal securities laws on behalf of all purchasers of the publicly traded securities of the Company between December 15, 2010 and April 4, 2012 who were damaged thereby. The complaint, which sought unspecified damages and other relief as well as attorneys' fees, alleged that the Company failed to disclose information concerning its Riata, QuickFlex and QuickSite leads. Class members alleged that the Company's failure to disclose this information resulted in the class purchasing St. Jude Medical stock at an artificially inflated price. On August 20, 2012, the plaintiff voluntarily dismissed its complaint against the Company.
December 2012 Securities Class Action Litigation: On December 7, 2012, a securities class action lawsuit was filed in federal district court in Minnesota against the Company and an officer for alleged violations of the federal securities laws, on behalf of all purchasers of the publicly traded securities of the Company between October 17, 2012 and November 20, 2012. The complaint, which seeks unspecified damages and other relief as well as attorneys' fees, challenges the Company’s disclosures concerning its high voltage cardiac rhythm lead products during the purported class period. On December 10, 2012, a second securities class action lawsuit was filed in federal district court in Minnesota against the Company and certain officers for alleged violations of the federal securities laws, on behalf of all purchasers of the publicly traded securities of the Company between October 19, 2011 and November 20, 2012. The second complaint pursues similar claims and seeks unspecified damages and other relief as well as attorneys’ fees. Motions to consolidate the two cases and motions for appointment and selection of lead counsel and lead plaintiff were filed on February 5, 2013. The Company expects that these actions will be consolidated. The Company intends to vigorously defend against the claims asserted in these lawsuits.

December 2012 Derivative Litigation: On December 14, 2012, a shareholder derivative action was initiated in
Minnesota state court in Ramsey County, on behalf of the Company, against members of St. Jude Medical’s Board of Directors as well as certain officers of the Company. The plaintiffs in this action allege breach of fiduciary duty, waste of corporate assets and unjust enrichment. The claims center around and involve the Company’s high voltage cardiac rhythm lead products and related activities and events. No damages are sought against the Company. The Defendants in this matter intend to vigorously defend against the claims asserted in this lawsuit.

Other than disclosed above, the Company has not recorded an expense related to any potential damages in connection with these litigation matters because any potential loss is not probable or reasonably estimable. Additionally, other than disclosed above, the Company cannot reasonably estimate a loss or range of loss, if any, that may result from these litigation matters.

Governmental Investigations
In March 2010, the Company received a Civil Investigative Demand (CID) from the Civil Division of the DOJ. The CID requests documents and sets forth interrogatories related to communications by and within the Company on various indications for ICDs and a National Coverage Decision issued by Centers for Medicare and Medicaid Services. Similar requests were made of the Company's major competitors. In addition, on August 31, 2012 the Company received a CID from the Civil Division of the DOJ requesting documents related to St. Jude Medical's Riata® and Riata ST® silicone-insulated products.  The CID appears to relate to a review of whether circumstances surrounding the Company's Riata® and Riata ST® defibrillator lead products caused the submission of false claims to federal healthcare programs. Finally, on September 20, 2012, the Office of Inspector General for the Department of Health and Human Services (OIG) issued a subpoena requiring the Company to produce certain documents related to payments made by the Company to healthcare professionals practicing in California, Florida, and Arizona, as well as policies and procedures related to payments made by the Company to non-employee healthcare professionals.
The Company is cooperating with these investigations and is responding to these requests. However, the Company cannot predict when these investigations will be resolved, the outcome of these investigations or their impact on the Company. The Company has not recorded an expense related to any potential damages in connection with these governmental matters because any potential loss is not probable or reasonably estimable. The Company cannot reasonably estimate a loss or range of loss, if any, that may result from these matters.
Regulatory Matters
In late September 2012, the FDA commenced an inspection of the Company's Sylmar, California facility, and, following such inspection, issued eleven observations on a Form 483. In early November 2012, the Company's provided written responses to the FDA detailing proposed corrective actions and immediately initiated efforts to address FDA's observations of nonconformity. The Company subsequently received a warning letter dated January 10, 2013 from the FDA relating to these non-conformities with respect to its Sylmar, California facility. The warning letter does not identify any specific concerns regarding the performance of, or indicate the need for any field or other action regarding, any particular St. Jude Medical product. The Sylmar, California facility will continue to manufacture CRM devices while the Company works with the FDA to address its concerns.

The FDA inspected the Company's Plano, Texas manufacturing facility at various times between March 5 and April 6, 2009. On April 6, 2009, the FDA issued a Form 483 identifying certain observed nonconformities with current Good Manufacturing Practice (cGMP). Following the receipt of the Form 483, the Company provided written responses to the FDA detailing proposed corrective actions and immediately initiated efforts to address FDA's observations of nonconformity. The Company subsequently received a warning letter dated June 26, 2009 from the FDA relating to these non-conformities with respect to its legacy Neuromodulation division's Plano, Texas and Hackettstown, New Jersey facilities.
With respect to both of these warning letters, the FDA notes that it will not grant requests for exportation certificates to foreign governments or approve pre-market approval applications for Class III devices to which the quality system regulation deviations are reasonably related until the violations have been corrected. The Company is working cooperatively with the FDA to resolve all of its concerns.
Customer orders have not been and are not expected to be impacted while the Company works to resolve the FDA's concerns. The Company is working diligently to respond timely and fully to the FDA's observations and requests. While the Company believes the issues raised by the FDA can be resolved without a material impact on the Company's financial results, the FDA has recently been increasing its scrutiny of the medical device industry and raising the threshold for compliance. The government is expected to continue to scrutinize the industry closely with inspections, and possibly enforcement actions, by the FDA or other agencies. The Company is regularly monitoring, assessing and improving its internal compliance systems and procedures to ensure that its activities are consistent with applicable laws, regulations and requirements, including those of the FDA.

NOTE 6 – SHAREHOLDERS' EQUITY
Capital Stock:  The Company's authorized capital consists of 25 million shares of $1.00 per share par value preferred stock and 500 million shares of $0.10 per share par value common stock. There were no shares of preferred stock issued or outstanding during 2012, 2011 or 2010.
Share Repurchases: On November 29, 2012, the Company's Board of Directors authorized a share repurchase program of up to $1.0 billion of its outstanding common stock. The Company began repurchasing shares on December 5, 2012 and completed the repurchases under the program on February 1, 2013, repurchasing 26.8 million shares for $1.0 billion at an average repurchase price of $37.27 per share. From December 5, 2012 through December 29, 2012, the Company repurchased 12.9 million shares for $458 million at an average repurchase price of $35.60 per share.

On October 17, 2012, the Company's Board of Directors authorized a share repurchase program of up to $300 million of its outstanding common stock. The Company began repurchasing shares on October 19, 2012 and completed the repurchases under the program on November 6, 2012, repurchasing 7.7 million shares for $300 million at an average repurchase price of $38.97 per share.

On December 12, 2011, the Company's Board of Directors authorized a share repurchase program of up to $300 million of the Company's outstanding common stock. The Company began repurchasing shares on January 27, 2012 and completed the repurchases under the program on February 8, 2012, repurchasing 7.1 million shares for $300 million at an average repurchase price of $42.14 per share.

On August 2, 2011, the Company's Board of Directors authorized a share repurchase program of up to $500 million of the Company's outstanding common stock. The Company completed the repurchases under the program on August 29, 2011, repurchasing 11.7 million shares for $500 million at an average repurchase price of $42.79 per share.

On October 15, 2010, the Company's Board of Directors authorized a share repurchase program of up to $600 million of the Company's outstanding common stock. On October 21, 2010, the Company's Board of Directors authorized an additional $300 million of share repurchases as part of this share repurchase program. Through January 1, 2011, the Company had repurchased 15.4 million shares for $625 million at an average repurchase price of $40.63 per share. The Company continued repurchasing shares in 2011 and completed the repurchases under the program on January 20, 2011, repurchasing a program total of 22.0 million shares for $900 million at an average repurchase price of $40.87 per share.

Dividends: During 2012, the Company's Board of Directors authorized four quarterly cash dividend payments of $0.23 per share paid on April 30, 2012, July 31, 2012, October 31, 2012 and January 31, 2013. During 2011, the Company's Board of Directors authorized four quarterly cash dividend payments of $0.21 per share paid on April 29, 2011, July 29, 2011, October 31, 2011 and January 31, 2012. No cash dividends were paid in 2010.

On February 23, 2013, the Company's Board of Directors authorized a cash dividend of $0.25 per share payable on April 30, 2013 to share holders of record as of March 29, 2013.

NOTE 7 - STOCK-BASED COMPENSATION

Stock Compensation Plans
The Company's stock compensation plans provide for the issuance of stock-based awards, such as stock options, restricted stock units and restricted stock awards, to directors, officers, employees and consultants. Since 2000, all stock option awards granted under these plans have an exercise price equal to the fair market value on the date of grant, an eight-year contractual life and generally, vest annually over a four-year vesting term. Restricted stock units and restricted stock awards under these plans also generally vest annually over a four-year period. Restricted stock awards are considered issued and outstanding at the grant date and have the same dividend and voting rights as other common stock. Directors can elect to receive half of their entire annual retainer in the form of a restricted stock award with a six-month vesting term. Restricted stock units are not issued and outstanding at the grant date; instead, upon vesting the recipient receives one share of the Company's common stock for each vested restricted stock unit. At December 29, 2012, the Company had 19.2 million shares of common stock available for stock option grants under its stock compensation plans. The Company has the ability to grant a portion of the available shares in the form of restricted stock awards or units. Specifically, in lieu of granting up to 16.8 million stock options under these plans, the Company may grant up to 7.5 million restricted stock awards or units (for certain grants of restricted stock units or awards, the number of shares available are reduced by 2.25 shares). Additionally, in lieu of granting up to 0.1 million stock options under these plans, the Company may grant up to 0.1 million restricted stock awards (for certain grants of restricted stock awards, the number of shares available are reduced by one share). The remaining 2.3 million shares of common stock are available only for stock option grants. At December 29, 2012, there was $141 million of total unrecognized stock-based compensation expense, adjusted for estimated forfeitures, which is expected to be recognized over a weighted average period of 3.0 years and will be adjusted for any future changes in estimated forfeitures.
The Company also has an Employee Stock Purchase Plan (ESPP) that allows participating employees to purchase newly issued shares of the Company's common stock at a discount through payroll deductions. The ESPP consists of a 12-month offering period whereby employees can purchase shares at 85% of the market value at either the beginning of the offering period or the end of the offering period, whichever price is lower. Employees purchased 0.9 million shares each year in fiscal years 2012,

2011 and 2010. At December 29, 2012, 6.7 million shares of common stock were available for future purchases under the ESPP.
The Company's total stock compensation expense for fiscal years 2012, 2011 and 2010 by income statement line item was as follows (in thousands):

	2012	2011	2010
Selling, general and administrative expense	$49	$55	$49
Research and development expense	15	15	15
Cost of sales	5	6	6
Total stock compensation expense	$69	$76	$70

Valuation Assumptions

The Company uses the Black-Scholes standard option pricing model (Black-Scholes model) to determine the fair value of stock options and ESPP purchase rights. The determination of the fair value of the awards on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions of other variables, including projected employee stock option exercise behaviors, risk-free interest rate, expected volatility of the Company's stock price in future periods and expected dividend yield. The fair value of both restricted stock and restricted stock units is based on the Company's closing stock price on the date of grant. The weighted average fair values of restricted stock awards granted during fiscal years 2012, 2011 and 2010 were $37.63, $49.77 and $37.08, respectively. The weighted average fair value of the restricted stock units granted during fiscal years 2012, 2011 and 2010 was $35.39, $35.14 and $41.65, respectively. The weighted average fair values of ESPP purchase rights granted to employees during fiscal years 2012, 2011 and 2010 were $9.39, $10.86 and $9.70, respectively.
The following table provides the weighted average fair value of stock options granted to employees during fiscal years 2012, 2011 and 2010 and the related weighted average assumptions used in the Black-Scholes model:

	2012	2011	2010
Fair value of options granted	$7.71	$9.17	$11.79
Assumptions:
Expected life (years)	5.4	5.5	4.8
Risk-free interest rate	0.7%	0.9%	2.2%
Volatility	31.2%	33.9%	31.7%
Dividend yield	2.5%	2.0%	—%

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
Volatility: The Company calculates its expected volatility assumption by blending the historical and implied volatility. The historical volatility is based on the daily closing prices of the Company's common stock over a period equal to the expected term of the option. Market-based implied volatility is based on utilizing market data of actively traded options on the Company's stock, from options at- or near-the-money, at a point in time as close to the grant date of the employee options as reasonably practical and with similar terms to the employee share option, or a remaining maturity of at least six months if no similar terms are available. The historical volatility of the Company's common stock price over the expected term of the option is a strong indicator of the expected future volatility. In addition, implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility. The Company does not believe that one estimate is more reliable than the other, and as a result, the Company uses an equal weighting of historical volatility and market-based implied volatility.
Dividend Yield: For all grants through fiscal year 2010, the Company had not anticipated paying cash dividends and therefore assumed a dividend yield of zero. Beginning in fiscal year 2011, the Company began paying cash dividends. The Company's dividend yield assumption is based on the expected annual dividend yield on the grant date.

Stock Compensation Activity

The following table summarizes stock option activity under all stock compensation plans during the fiscal year ended December 29, 2012:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	(in millions)	Price	Term (in years)	(in millions)
Outstanding at December 31, 2011	29.0	$38.51
Granted	4.5	35.38
Exercised	(2.5)	36.35
Canceled	(2.8)	40.05
Outstanding at December 29, 2012	28.2	$38.05	4.8	$24
Vested and expected to vest	27.1	$38.10	4.7	$24
Exercisable at December 29, 2012	17.9	$38.88	3.6	$21

The aggregate intrinsic value of options outstanding and options exercisable is based on the Company's closing stock price on the last trading day of the fiscal year for in-the-money options. The aggregate intrinsic value represents the cumulative difference between the fair market value of the underlying common stock and the option exercise prices. The total intrinsic value of options exercised during fiscal years 2012, 2011 and 2010 was $14 million, $96 million and $83 million, respectively.
The following table summarizes activity for restricted stock awards and restricted stock units under all stock compensation plans during the fiscal year ended December 29, 2012:

		Weighted Average
	Restricted Stock	Grant Date
	(in millions)	Fair Value
Unvested balance at December 31, 2011	1.3	$38.01
Granted	0.8	35.42
Vested	(0.3)	38.41
Canceled	(0.2)	38.17
Unvested balance at December 29, 2012	1.6	$36.61
The total aggregate fair value of restricted stock awards and restricted stock units vested during fiscal years 2012, 2011 and 2010 was $11 million, $7 million and $1 million, respectively.

NOTE 8 – PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D) AND SPECIAL CHARGES
IPR&D Charges
During 2011, the Company recorded IPR&D charges of $4 million in conjunction the purchase of intellectual property in its CRM operating segment. During 2010, the Company recorded IPR&D charges of $12 million in conjunction with the purchase of cardiovascular-related intellectual property. As the related technological feasibility had not yet been reached and such technology had no future alternative use, these intellectual property asset purchases were expensed as IPR&D.
Special Charges
The Company recognizes certain transactions and events as special charges in its consolidated financial statements. These charges (such as restructuring charges, impairment charges and certain settlement or litigation charges) result from facts and circumstances that vary in frequency and impact on the Company's results of operations. In order to enhance segment comparability and reflect management's focus on the ongoing operations of the Company, special charges are not reflected in the individual reportable segments operating results.
2012 Business Realignment Plan
During 2012, the Company incurred charges of $185 million resulting from the realignment of its product divisions into two new operating divisions: the Cardiovascular and Ablation Technologies Division (CATD) (combining the Company's legacy

CV and AF product divisions) and the Implantable Electronic Systems Division (IESD) (combining the Company's legacy CRM and NMD product divisions). In addition, the Company centralized certain support functions, including information technology, human resources, legal, business development and certain marketing functions. The organizational changes are part of a comprehensive plan to accelerate the Company's growth, reduce costs, leverage economies of scale and increase investment in product development. In connection with the realignment, the Company recognized $109 million of severance costs and other termination benefits after management determined that such severance and benefit costs were probable and estimable, in accordance with ASC Topic 712, Nonretirement Postemployment Benefits. The 2012 business realignment plan reduced the Company's workforce by approximately 5%. The Company also recognized $17 million of inventory write-offs associated with discontinued CATD product lines and $41 million of accelerated depreciation charges and fixed asset write-offs, primarily associated with information technology assets no longer expected to be utilized or with a limited remaining useful life. Additionally, the Company recognized $18 million of other restructuring costs which included $7 million of contract termination costs and $11 million of other costs.
A summary of the activity related to the 2012 business realignment plan accrual is as follows (in millions):

	Employee Termination Costs	Inventory Charges	Fixed Asset Charges	Other Restructuring Costs	Total
Balance at December 31, 2011	$—	$—	$—	$—	$—
Cost of sales special charges	5	17	—	2	24
Special charges	104	—	41	16	161
Non-cash charges used	—	(17)	(41)	(3)	(61)
Cash payments	(52)	—	—	(7)	(59)
Foreign exchange rate impact	1	—	—	—	1
Balance at December 29, 2012	$58	$—	$—	$8	$66
2011 Restructuring Plan
During 2011, the Company incurred charges totaling $162 million related to restructuring actions to realign certain activities in the Company's CRM business and sales and selling support organizations. The restructuring actions included phasing out CRM manufacturing and R&D operations in Sweden, reductions in the Company's workforce and rationalizing product lines. In connection with the staged phase-out of CRM manufacturing and R&D operations in Sweden, the Company began recognizing severance costs and other termination benefits for over 650 employees in accordance with ASC Topic 420, Exit or Disposal Cost Obligations whereby certain employee termination costs are recognized over the employees’ remaining future service period. Additionally, during 2011, the Company recognized certain severance costs for 550 employees after management determined that such severance and benefit costs were probable and estimable, in accordance with ASC Topic 712, Nonretirement Postemployment Benefits. The total charge for employee termination costs recognized during 2011 was $82 million. Additionally, the Company recognized $20 million of inventory obsolescence charges primarily associated with the rationalization of product lines across its business. The Company also recorded $26 million of impairment and accelerated depreciation charges, of which $12 million related to an impairment charge to write-down the Company's CRM manufacturing facility in Sweden to its fair value. Additionally, the Company recognized $34 million of other restructuring charges primarily associated with CRM restructuring actions ($13 million of pension settlement charges associated with the termination of Sweden's defined benefit pension plan and $4 million of idle facility costs related to transitioning manufacturing operations out of Sweden) as well as $7 million of contract termination costs and $10 million of other costs.

During 2012, the Company incurred additional charges totaling $102 million related to the restructuring actions initiated during 2011. The Company recognized severance costs and other termination benefits of $38 million for an additional 100 employees after management determined that such severance and benefit costs were probable and estimable, in accordance with ASC Topic 712, Nonretirement Postemployment Benefits. The Company also recognized $13 million of inventory obsolescence charges primarily related with the rationalization of product lines in its CRM and NMD businesses. Additionally, the Company recognized $51 million of other restructuring charges which included $37 million of restructuring related charges associated with the Company's CRM business and sales and selling support organizations (of which $13 million primarily related to idle facility costs in Sweden). The remaining charges included $8 million of contract termination costs and $6 million of other costs.

A summary of the activity related to the 2011 restructuring plan accrual is as follows (in millions):

	Employee Termination Costs	Inventory Charges	Fixed Asset Charges	Other Restructuring Costs	Total
Balance at January 1, 2011	$—	$—	$—	$—	$—
Cost of sales special charges	9	20	9	9	47
Special charges	73	—	17	25	115
Non-cash charges used	—	(20)	(26)	(1)	(47)
Cash payments	(27)	—	—	(15)	(42)
Foreign exchange rate impact	(1)	—	—	—	(1)
Balance at December 31, 2011	54	—	—	18	72
Cost of sales special charges	11	13	—	20	44
Special charges	27	—	—	31	58
Non-cash charges used	—	(13)	—	(4)	(17)
Cash payments	(68)	—	—	(47)	(115)
Foreign exchange rate impact	1	—	—	(1)	—
Balance at December 29, 2012	$25	$—	$—	$17	$42
Other Special Charges
Inventory charges: During 2010, the Company recorded $28 million of inventory obsolescence charges to cost of sales primarily related to excess legacy ICD inventory that was not expected to be sold due to the Company's launch of its UnifyTM CRT-D and FortifyTM ICD devices. The Company's market demand for these devices resulted in a more rapid adoption than expected or historically experienced from other ICD product launches.
Intangible asset impairment charges: During 2012, the Company recognized a $23 million impairment charge for certain developed technology intangible assets in its NMD division as the Company's updated expectations for the future cash flows of the related product lines decreased, ultimately resulting in the related assets' fair value falling below carrying value. Additionally, the Company discontinued certain AF and CV product lines and recognized $8 million of impairment charges to fully impair the related developed technology intangible assets. The Company also recognized $2 million of intangible asset impairments associated with customer relationship intangible assets acquired in connection with legacy acquisitions of businesses involved in the distribution of the Company's products. Due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, the Company determined that these intangible assets had no future discrete cash flows and were fully impaired.
During 2011, the Company recorded $52 million of intangible asset impairment charges, of which $49 million related to customer relationship intangible assets acquired in connection with legacy acquisitions of businesses involved in the distribution of the Company's products. As discussed previously, due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, the Company determined that these intangible assets had no future discrete cash flows and recognized a $49 million impairment charge.
Settlement charges: During 2012, the Company agreed to settle a dispute on licensed technology for the Company's Angio-Seal™ vascular closure devices. In connection with this settlement, which resolved all disputed claims and included a fully-paid perpetual license, the Company recognized a $28 million settlement expense which it classified as a special charge and also recognized a $12 million licensed technology intangible asset to be amortized over the technology's remaining patent life.
Litigation charges: During 2012, the Company recognized $16 million of litigation charges for future probable and estimable legal costs related to outstanding matters associated with the Company's IESD field actions. During 2011, the Company recognized a $4 million legal settlement charge after reaching an agreement with the Office of Inspector General of the Department of Health and Human Services to settle a previously disclosed investigation initiated in December 2008 related to allegations that the Company failed to properly apply certain warranty credits. During 2010, the Company recognized a $17 million legal settlement charge after reaching an agreement with the Boston U.S. DOJ to settle a previously disclosed investigation initiated in 2005 related to an industry-wide review of post-market clinical studies and registries.
Field action charges: During 2012, the Company recognized special charges of $27 million, of which $25 million was charged to cost of sales, for costs primarily related to the 2012 field action associated with certain neuromodulation implantable pulse generator charging systems.

NOTE 9 – OTHER INCOME (EXPENSE), NET
The Company’s other income (expense) consisted of the following (in millions):

	2012	2011	2010
Interest income	$5	$4	$2
Interest expense	(73)	(70)	(67)
Other	(27)	(30)	(3)
Total other income (expense), net	$(95)	$(96)	$(68)

During 2011, legislation became effective in Puerto Rico that levied an excise tax for most purchases from Puerto Rico. The Company recognized $31 million and $28 million of excise tax expense during 2012 and 2011 for purchases made from its Puerto Rico subsidiary. This tax is almost entirely offset by the foreign tax credits which are recognized as a benefit to income tax expense.

The Company classifies realized gains or losses from the sale of investments and investment impairment charges as other income (expense). The Company recognized $14 million and $5 million of realized gains in other income during 2012 and 2010, respectively associated with the sale of available-for-sale securities. Additionally, during 2010, the Company recognized investment impairment charges of $5 million in other expense.

NOTE 10 – INCOME TAXES
The Company's earnings before income taxes as generated from its U.S. and international operations are as follows (in millions):

	2012	2011	2010
U.S.	$316	$502	$553
International	689	517	655
Earnings before income taxes	$1,005	$1,019	$1,208

Income tax expense consisted of the following (in millions):

	2012	2011	2010
Current:
U.S. federal	$236	$180	$264
U.S. state and other	16	13	14
International	78	65	57
Total current	330	258	335
Deferred	(77)	(65)	(34)
Income tax expense	$253	$193	$301

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of deferred tax assets and liabilities are as follows: (in millions):

	2012	2011
Deferred income tax assets:
Net operating and capital loss carryforwards	$236	$164
Tax credit carryforwards	70	60
Inventories	148	145
Stock-based compensation	78	73
Compensation and benefits	113	101
Accrued liabilities and other	133	117
	778	660
Less: valuation allowance	(228)	(157)
Deferred income tax assets	550	503
Deferred income tax liabilities:
Unrealized gain on available-for-sale securities	(12)	(11)
Property, plant and equipment	(204)	(207)
Intangible assets	(307)	(332)
Deferred income tax liabilities	(523)	(550)
Net deferred income tax assets (liabilities)	$27	$(47)

At December 29, 2012, the Company had U.S. federal net operating and capital loss carryforwards, the tax effect of which was $12 million, and $2 million of U.S. tax credit carryforwards that will expire from 2014 through 2027 if not utilized. The Company also has state net operating loss carryforwards, the tax effect of which was $1 million, that will expire from 2014 through 2018 and tax credit carryforwards, tax effected of $68 million that have an unlimited carryforward period. These amounts are subject to annual usage limitations. In addition, the Company had foreign tax net operating loss carryforwards, the tax effect of which was $223 million as of December 29, 2012. These tax attributes have an unlimited carryforward period.
The Company establishes valuation allowances for deferred tax assets when, after consideration of all positive and negative evidence, it is considered more-likely-than-not that a portion of the deferred tax assets will not be realized. The Company's valuation allowances of $228 million and $157 million at December 29, 2012 and December 31, 2011, respectively, reduce the carrying value of deferred tax assets associated with certain net operating loss and tax credit carryforwards.
A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	2012	2011	2010
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state income taxes, net of federal tax benefit	0.5	1.2	2.2
International taxes at lower rates	(12.1)	(11.6)	(10.0)
Tax benefits from domestic manufacturer's deduction	(2.2)	(2.0)	(1.1)
Research and development credits	(1.1)	(2.7)	(2.4)
Puerto Rico excise tax	(1.8)	(1.7)	—
Non-deductible IPR&D charges	—	—	0.4
Settlement reserve for certain prior year tax positions	4.6	—	—
Other	2.3	0.8	0.8
Effective income tax rate	25.2%	19.0%	24.9%
The Company's effective income tax rate is favorably impacted by tax incentive grants, which result in Puerto Rico earnings being partially tax exempt through the year 2023.

The Company has not recorded U.S. deferred income taxes on approximately $2.8 billion of its non-U.S. subsidiaries' undistributed earnings because such amounts are intended to be reinvested outside the United States indefinitely. If these earnings were repatriated to the United States, the Company would be required to accrue and pay U.S. federal income taxes and foreign withholding taxes, as adjusted for foreign tax credits. Determination of the amount of any unrecognized deferred income tax liability on these earnings is not practicable.

The Company recognizes all income tax liabilities in accordance with ASC Topic 740, Income Taxes, including liabilities for unrecognized tax benefits that require application of accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. The Company recognizes interest and penalties related to income tax matters in income tax expense. The Company recognized interest and penalties, net of tax benefit, of $22 million, $1 million and $4 million during fiscal years 2012, 2011 and 2010, respectively. The Company's accrued liability for gross interest and penalties was $69 million, $35 million and $34 million at December 29, 2012, December 31, 2011 and January 1, 2011, respectively.
The following table summarizes the activity related to the Company's unrecognized tax benefits (in millions):

	2012	2011	2010
Balance at beginning of year	$205	$163	$121
Increases related to current year tax positions	38	33	33
Increases related to prior year tax positions	90	16	19
Reductions related to prior year tax positions	(18)	(1)	(9)
Reductions related to settlements / payments	(1)	(2)	—
Expiration of the statute of limitations for the assessment of taxes	—	(4)	(1)
Balance at end of year	$314	$205	$163
The Company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for all tax years through 2001. Additionally, substantially all material foreign, state and local income tax matters have been concluded for all tax years through 2004. The U.S. Internal Revenue Service (IRS) completed an audit of the Company’s 2002 through 2005 tax returns and proposed adjustments in its audit report issued in November 2008. The IRS completed an audit of the Company’s 2006 and 2007 tax returns and proposed adjustments in its audit report issued in March 2011. The Company initiated its defense at the IRS appellate level in January 2009 for the 2002 through 2005 adjustments and in May 2011 for the 2006 through 2007 adjustments. The IRS is currently auditing the Company’s 2008 and 2009 tax returns and an audit report is expected to be issued in 2013. In 2012, the Company recorded $46 million of additional tax expense related to a settlement reserve for certain prior year tax positions related to the 2002 through 2009 tax years. While the final outcome of the Company's outstanding tax matters is inherently uncertain, the Company expects to reduce the amount of its liability for unrecognized tax benefits by approximately $100 million within the next 12 months resulting from cash settlement payments and/or adjustments to previously recorded income tax reserves.
NOTE 11 – RETIREMENT PLANS
Defined Contribution Plans: The Company has a 401(k) profit sharing plan that provides retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching a portion of the employees' contributions at the discretion of the Company's Board of Directors. In addition, the Company has defined contribution programs for employees in certain countries outside the United States. Company contributions under all defined contribution plans totaled $26 million, $23 million and $21 million in 2012, 2011 and 2010, respectively.
The Company also has a non-qualified deferred compensation plan that provides certain officers and employees the ability to defer a portion of their compensation until a later date. The deferred amounts and earnings thereon are payable to participants, or designated beneficiaries, at specified future dates upon retirement, death or termination from the Company. The deferred compensation liability, which is classified as other liabilities, was approximately $234 million and $205 million at December 29, 2012 and December 31, 2011, respectively.
Defined Benefit Plans: The Company has funded and unfunded defined benefit plans for employees in certain countries outside the United States. The Company had an accrued liability totaling $16 million and $15 million at December 29, 2012 and December 31, 2011, respectively, which approximated the actuarial calculated unfunded liability. The amount of funded plan assets and the amount of pension expense was not material. In connection with the CRM restructuring actions (see Note 8), the Company elected to terminate its defined benefit pension plan in Sweden and made a lump sum settlement payment of $31 million during the fourth quarter of 2011 and recognized a pension settlement charge of $13 million.

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
Derivative instruments: The Company’s derivative instruments consist of foreign currency exchange contracts and interest rate swap contracts. The Company classifies these instruments as level 2 as the fair value is determined using inputs other than observable quoted market prices. These inputs include spot and forward foreign currency exchange rates and interest rates that the Company obtains from standard market data providers. The fair value of the Company’s outstanding foreign currency exchange contracts was not material at December 29, 2012 or December 31, 2011.

A summary of financial assets measured at fair value on a recurring basis at December 29, 2012 and December 31, 2011 is as follows (in millions):

	Balance Sheet Classification	December 29, 2012	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money-market securities	Cash and cash equivalents	$964	$964	$—	$—
Available-for-sale securities	Other current assets	41	41	—	—
Trading securities	Other assets	231	231	—	—
Total assets		$1,236	$1,236	$—	$—

	Balance Sheet Classification	December 31, 2011	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money-market securities	Cash and cash equivalents	$745	$745	$—	$—
Available-for-sale securities	Other current assets	39	39	—	—
Trading securities	Other assets	205	205	—	—
Interest rate swap	Other assets	18	—	18	—
Total assets		$1,007	$989	$18	$—
The Company also had $230 million and $241 million of cash equivalents invested in short-term deposits and interest and non-interest bearing bank accounts at December 29, 2012 and December 31, 2011, respectively.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The fair value measurement standard also applies to certain nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis. A summary of the valuation methodologies used for the respective nonfinancial assets and liabilities measured at fair value on a nonrecurring basis is as follows:
Long-lived assets: The Company reviews the carrying amount of its long-lived assets other than goodwill and indefinite-lived intangible assets for potential impairment whenever events or changes in circumstance include a significant decrease in market price, a significant adverse change in the extent or manner in which an asset is being used or a significant adverse change in the legal or business climate. The Company measures the fair value of its long-lived assets, such as its definite-lived intangible assets and property, plant and equipment using independent appraisals, market models and discounted cash flow models. A discounted cash flow model requires inputs to a present value cash flow calculation such as a risk-adjusted discount rate, operating budgets, long-term strategic plans and remaining useful lives of the asset or asset group. If the carrying value of the Company’s long-lived assets (excluding goodwill and indefinite-lived intangible assets) exceeds the related undiscounted future cash flows, the carrying value is written down to the fair value in the period identified.
During 2012, the Company determined that certain purchased technology intangible assets in the Company's NMD business were impaired and recognized a $23 million impairment charge to write-down the intangible assets to their estimated fair value of $3 million. The fair value measurements of these intangible assets are considered Level 3 in the fair value hierarchy due to the use of unobservable inputs, specifically the discounted cash flow income approach method, to measure fair value. Additionally, the Company determined that certain purchased technology intangible assets in the Company's AF and CV businesses were fully impaired as the related product lines were discontinued and recognized an $8 million impairment charge as these intangible assets had no discrete future cash flows. The fair value measurements of these intangible assets are considered Level 3 in the fair value hierarchy due to the use of unobservable inputs, specifically the discounted cash flow income approach method, to measure fair value. The Company also recognized $2 million of intangible asset impairments associated with customer relationship intangible assets acquired in connection with legacy acquisitions of businesses involved in the distribution of the Company's products. Due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, the Company determined that these intangible assets had no future discrete cash flows and were fully impaired.
During 2011, the Company initiated restructuring actions resulting in the planned future closure of its CRM manufacturing facility in Sweden, resulting in the recognition of a $12 million impairment charge to write-down the facility to its estimated fair value of $13 million. The fair value measurement of the facility is considered Level 2 in the fair value hierarchy due to the use of observable inputs, specifically comparable third party sale prices for similar facilities. The Company also recognized $52 million of intangible asset impairments primarily associated with customer relationship intangible assets. As discussed previously, due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, the Company determined that these intangible assets had no future discrete cash flows and were fully impaired. Refer to Note 8 for further details of these charges. There were no material impairments of the Company's long-lived assets recognized during fiscal year 2010.
Cost method investments: The Company also holds investments in equity securities that are accounted for as cost method investments, which are classified as other assets and measured at fair value on a nonrecurring basis. The carrying value of these investments approximated $151 million and $128 million at December 29, 2012 and December 31, 2011, respectively. The fair value of the Company’s cost method investments is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of these investments. When measured on a nonrecurring basis, the Company’s cost method investments are considered Level 3 in the fair value hierarchy due to the use of unobservable inputs to measure fair value. During 2010, the Company determined that the fair value of a cost method investment was fully impaired as it did not believe that any of the investment carrying value would be recovered due to the investee's deteriorating financial condition and its expected inability to operate as a going concern. As a result, the Company recognized a $5 million impairment charge in other expense (see Note 9), to fully write-off the investment.
Fair Value Measurements of Other Financial Instruments
The aggregate fair value of the Company’s fixed-rate senior notes at December 29, 2012 (measured using quoted prices in active markets) was $2,521 million compared to the aggregate carrying value of $2,412 million (inclusive of the terminated interest rate swaps). The fair value of the Company’s variable-rate debt obligations at December 29, 2012 approximated their aggregate $668 million carrying value due to the variable interest rate and short-term nature of these instruments.

NOTE 13 – DERIVATIVE FINANCIAL INSTRUMENTS
The Company follows the provisions of ASC Topic 815 in accounting for and disclosing derivative instruments and hedging activities. All derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recognized in net earnings or other comprehensive income depending on whether the derivative is designated as part of a qualifying hedge transaction. Derivative assets and derivative liabilities are classified as other current assets, other assets, other current liabilities or other liabilities based on the gain or loss position of the contract and the contract maturity date.
Foreign Currency Forward Contracts
The Company hedges a portion of its foreign currency exchange rate risk through the use of forward exchange contracts. The Company uses forward exchange contracts to manage foreign currency exposures related to intercompany receivables and payables arising from intercompany purchases of manufactured products. These forward contracts are not designated as qualifying hedging relationships under ASC Topic 815. The Company measures its foreign currency exchange contracts at fair value on a recurring basis. The fair value of outstanding contracts was immaterial as of December 29, 2012 and December 31, 2011. During fiscal years 2012 and 2011 the net amount of gains (losses) the Company recorded to other income (expense) for its forward currency exchange contracts not designated as hedging instruments under ASC Topic 815 was a net gain of $7 million and a net loss of $3 million, respectively. The net loss recognized in 2010 was immaterial. These net gains (losses) were almost entirely offset by corresponding net (losses) gains on the foreign currency exposures being managed. The Company does not enter into contracts for trading or speculative purposes. The Company’s policy is to enter into hedging contracts with major financial institutions that have at least an “A” (or equivalent) credit rating.
Interest Rate Swap
In prior periods, the Company has chosen to hedge the fair value of certain debt obligations through the use of interest rate swap contracts. For interest rate swap contracts that are designated and qualify as fair value hedges, changes in the value of the fair value hedge are recognized as an asset or liability, as applicable, offsetting the changes in the fair value of the hedged debt instrument. When outstanding, the Company’s swap contracts are recorded on the consolidated balance sheets as a component of other current assets, other assets, other accrued expenses or other liabilities based on the gain or loss position of the contract and the contract maturity date. Additionally, any payments made or received under the swap contracts are accrued and recognized as interest expense. In June 2012, the Company terminated the interest rate swap it had entered into concurrent with the March 2010 issuance of the 2016 Senior Notes and received a cash payment of $24 million. The gain from terminating the interest rate swap agreement has been reflected as an increase to the carrying value of the debt and is being amortized as a reduction of interest expense resulting in a net average interest rate of 1.3% that will be recognized over the remaining term of the 2016 Senior Notes.
In March 2010, the Company entered into a 3-year, $450.0 million notional amount interest rate swap designated as a fair value hedge of the changes in fair value of the Company's fixed-rate 2013 Senior Notes. On November 8, 2010, the Company terminated the interest rate swap and received a cash payment of $19 million. The gain from terminating the interest rate swap is being amortized as a reduction of interest expense resulting in a net average interest rate of 0.8% that will be recognized over the remaining term of the 2013 Senior Notes.

NOTE 14 – SEGMENT AND GEOGRAPHIC INFORMATION
Segment Information
While the Company's 2012 business realignment was announced and effective August 30, 2012, the Company has continued to report under its legacy operating segment structure for internal management financial forecasting and reporting purposes through the end of fiscal year 2012. Therefore, based on U.S. GAAP, the Company’s four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF) and Neuromodulation (NMD). The primary products produced by each operating segment are: CRM – tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CV – vascular products, which include vascular closure products, pressure measurement guidewires, optical coherence tomography (OCT) imaging products, vascular plugs and other vascular accessories, and structural heart products, which include heart valve replacement and repair products and structural heart defect devices; AF – electrophysiology (EP) introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and NMD – neurostimulation products, which include spinal cord and deep brain stimulation devices.
The Company has aggregated the four operating segments into two reportable segments based upon their similar operational and economic characteristics: CRM/NMD and CV/AF. Net sales of the Company’s reportable segments include end-customer revenues from the sale of products they each develop and manufacture or distribute. The costs included in each of the reportable segments’ operating results include the direct costs of the products sold to customers and operating expenses managed by each of the reportable segments. Certain expenses managed by the Company’s selling and corporate functions, including all stock-based compensation expense, impairment charges, certain acquisition-related charges, in-process research and development (IPR&D) charges, excise tax expense and special charges have not been recorded in the individual reportable segments. As a result, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments. Additionally, certain assets are managed by the Company’s selling and corporate functions, principally including trade receivables, inventory, cash and cash equivalents, certain marketable securities and deferred income taxes. For management reporting purposes, the Company does not compile capital expenditures by reportable segment; therefore, this information has not been presented, as it is impracticable to do so.

The following table presents net sales and operating profit by reportable segment (in millions):

	CRM/NMD	CV/AF	Other	Total
Fiscal Year 2012
Net sales	$3,277	$2,226	$—	$5,503
Operating profit	2,185	1,241	(2,326)	1,100
Depreciation and amortization expense	81	95	108	284
Total assets	2,347	2,974	3,950	9,271
Fiscal Year 2011
Net sales	$3,453	$2,159	$—	$5,612
Operating profit	2,145	1,144	(2,174)	1,115
Depreciation and amortization expense	95	88	113	296
Total assets	2,412	3,093	3,613	9,118
Fiscal Year 2010
Net sales	$3,420	$1,744	$—	$5,164
Operating profit	2,125	968	(1,817)	1,276
Depreciation and amortization expense	91	52	101	244
Total assets	2,150	3,097	3,319	8,566

Net sales by class of similar products for the respective fiscal years were as follows (in millions):

Net Sales	2012	2011	2010
Cardiac rhythm management	$2,854	$3,034	$3,040
Cardiovascular	1,328	1,337	1,036
Atrial fibrillation	898	822	708
Neuromodulation	423	419	380
	$5,503	$5,612	$5,164

Geographic Information: The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company's products are the United States, Europe, Japan and Asia Pacific. The Company attributes net sales to geographic markets based on the location of the customer.

Net sales by significant geographic market based on customer location for the respective fiscal years were as follows (in millions):

Net Sales	2012	2011	2010
United States	$2,594	$2,648	$2,655
International
Europe	1,432	1,559	1,314
Japan	665	641	553
Asia Pacific	456	416	324
Other	356	348	318
	2,909	2,964	2,509
	$5,503	$5,612	$5,164

The amounts for long-lived assets by significant geographic market include net property, plant and equipment by physical location of the asset as follows (in millions):

Long-Lived Assets	December 29, 2012	December 31, 2011	January 1, 2011
United States	$1,036	$1,007	$966
International
Europe	82	84	86
Japan	32	31	26
Asia Pacific	82	81	74
Other	193	185	172
	389	381	358
	$1,425	$1,388	$1,324

NOTE 15 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	First		Second	Third		Fourth
(in millions, except per share amounts)	Quarter		Quarter	Quarter		Quarter

Fiscal Year 2012:
Net sales	$1,395		$1,410	$1,326		$1,372
Gross profit	1,014		1,027	971		953
Net earnings (a)	212	(b)	244	176	(c)	120	(d)
Basic net earnings per share	$0.67		$0.78	$0.56		$0.39
Diluted net earnings per share	$0.67		$0.78	$0.56		$0.39
Cash dividends declared per share	$0.23		$0.23	$0.23		$0.23

Fiscal Year 2011:
Net sales	$1,376		$1,446	$1,383		$1,407
Gross profit	1,011		1,051	1,013		1,004
Net earnings (e)	233		241	227		125	(f)
Basic net earnings per share	$0.72		$0.73	$0.70		$0.39
Diluted net earnings per share	$0.71		$0.72	$0.69		$0.39
Cash dividends declared per share	$0.21		$0.21	$0.21		$0.21

(a)
Restructuring activities resulted in after-tax special charges of $29 million for the first quarter, $27 million for the second quarter, $66 million for the third quarter and $75 million for the fourth quarter.

(b)	Includes after-tax special charges of $25 million related to a license dispute settlement charge.

(c)	Includes after-tax special charges of $15 million for intangible asset impairment charges.

(d)
Includes after-tax special charges of $27 million related to IESD litigation and field action costs and after-tax charges of $11 million for intangible asset impairment charges and CATD inventory write-offs associated with discontinued product lines. Additionally, the Company recognized $46 million of additional income tax expense related to adjustments to uncertain tax positions associated with the effective settlement of certain income tax audits.

(e)	Restructuring activities resulted in after-tax special charges of $29 million for the second quarter, $21 million for the third quarter and $71 million for the fourth quarter.

(f)	Includes after-tax special charges of $31 million for intangible asset impairment charges and $38 million of after-tax accounts receivable allowance charges for collection risk in Europe.

Five-Year Summary Financial Data
(in millions, except per share amounts)

	2012		2011		2010		2009		2008
Summary of Operations for the Fiscal Year:
Net sales	$5,503		$5,612		$5,164		$4,681		$4,363
Gross profit	3,965		4,079		3,754		3,428		3,193
Percent of net sales	72.1%		72.7%		72.7%		73.2%		73.2%
Operating profit	1,100		1,115		1,276		1,113		655
Percent of net sales	20.0%		19.9%		24.7%		23.8%		15.0%
Net earnings	$752		$826		$907		$777		$353
Percent of net sales	13.7%		14.7%		17.6%		16.6%		8.1%
Diluted net earnings per share	$2.39	(a)	$2.52	(b)	$2.75	(c)	$2.26	(d)	$1.01	(e)
Cash dividends declared per share	$0.92		$0.84		$—		$—		$—
Financial Position at Year End:
Cash and cash equivalents	$1,194		$986		$500		$393		$136
Working capital (f)	1,776		2,323		1,895		1,493		1,052
Total assets	9,271		9,118		8,566		6,426		5,723
Total debt (g)	3,080		2,796		2,512		1,922		1,202
Shareholders’ equity	$4,094		$4,475		$4,372		$3,325		$3,236
Other Data:
Diluted weighted average shares outstanding	314.8		327.1		330.5		344.4		349.7
Fiscal year 2008 consisted of 53 weeks. All other fiscal years noted above consisted of 52 weeks. The Company did not declare or pay any cash dividends during 2008 through 2010. Beginning in fiscal year 2011, the Company began declaring and paying cash dividends.

(a)
2012 diluted net earnings per share include after-tax special charges of $275 million related to the Company's realignment of its product divisions into two new operating divisions: the Cardiovascular and Ablation Technologies Division (CATD) (combining the legacy Cardiovascular and Atrial Fibrillation divisions) and the Implantable Electronic Systems Division (IESD) (combining the legacy Cardiac Rhythm Management and Neuromodulation divisions) and centralization of certain support functions ($122 million), ongoing restructuring actions in the Company's cardiac rhythm management business and sales and selling support organizations ($75 million), IESD litigation and field action costs ($27 million), a license dispute settlement charge ($25 million) and intangible asset impairment charges and inventory write-offs ($26 million). Additionally, the Company recognized $46 million of additional income tax expense related to a settlement reserve for certain prior year tax positions. See Notes to the Consolidated Financial Statements in the Financial Report for further detail. The impact of these items on 2012 net earnings was $321 million, or $1.02 per diluted share.

(b)
2011 diluted net earnings per share include after-tax special charges of $151 million related to restructuring activities ($121 million) and intangible asset impairment charges ($30 million) as well as after-tax IPR&D charges of $3 million. See Notes to the Consolidated Financial Statements in the Financial Report for further detail. The impact of these items on 2011 net earnings was $154 million, or $0.47 per diluted share.

(c)
2010 diluted net earnings per share include after-tax special charges of $33 million, after-tax IPR&D charges of $12 million and an after-tax investment impairment charge of $5 million. See Notes to the Consolidated Financial Statements in the Financial Report for further detail. The impact of these items on 2010 net earnings was $50 million, or $0.15 per diluted share.

(d)
2009 diluted net earnings per share include after-tax special charges of $76 million, an after-tax investment impairment charge of $5 million and after-tax IPR&D charges of $4 million. The impact of these items on 2009 net earnings was $85 million, or $0.25 per diluted share.

(e)
2008 diluted net earnings per share include $319 million of after-tax IPR&D charges, after-tax special charges of $73 million and after-tax investment impairment charges of $8 million. The impact of these items on 2008 net earnings was $400 million, or $1.15 per diluted share.

(f)
Total current assets less total current liabilities. Working capital fluctuations can be significant based on the maturity dates of the Company’s debt obligations. The Company's current debt obligations included in current liabilities were $530 million (2012), $83 million (2011), $80 million (2010), $335 million (2009) and $76 million (2008).

(g)	Total debt consists of current debt obligations and long-term debt.

INVESTOR INFORMATION

Stock Transfer Agent
Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or change of address should be directed to the Company’s Transfer Agent at:

Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120
1 800 468 9716
www.shareowneronline.com

Annual Meeting of Shareholders
The annual meeting of shareholders will be held at 8:30 a.m. Central Daylight Time on Thursday, May 2, 2013, at the Minnesota History Center, 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102.

Investor Contact
To obtain information about the Company, call the Investor Relations (IR) Department at 1 800 328 9634, visit St. Jude Medical’s Web site, sjm.com, or write to:

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

Trademarks
All product names appearing in this document are trademarks owned by, or licensed to, St. Jude Medical, Inc.

Company Stock Splits
2:1 on 6/15/79, 3/12/80, 9/30/86, 3/15/89, 4/30/90, 6/28/02 and 11/22/04.
3:2 on 11/16/95.

Stock Exchange Listings
New York Stock Exchange
Symbol: STJ

Cash dividends declared were $0.23 per share and $0.21 per share each quarter during fiscal years 2012 and 2011, respectively. Prior to 2011, the Company had not declared or paid any cash dividends since 1994. The range of high and low prices per share for the Company’s common stock for fiscal years 2012 and 2011 is set forth below. As of February 25, 2013, the Company had 2,048 shareholders of record.

	Fiscal Year
	2012		2011
Quarter	High	Low	High	Low
First	$44.80	$34.23	$53.05	$40.14
Second	$44.10	$34.82	$54.18	$46.01
Third	$43.31	$35.57	$49.79	$35.42
Fourth	$43.76	$30.25	$41.98	$32.13

Cumulative Total Shareholder Returns (in dollars)
The graph compares the cumulative total shareholder returns for St. Jude Medical common stock for the last five fiscal years with the Standard & Poor’s 500 Health Care Equipment Index and the Standard & Poor’s 500 Index weighted by market value at each measurement point. The comparison assumes that $100 was invested on December 31, 2007, in St. Jude Medical common stock and in each of these Standard & Poor’s indexes and assumes the reinvestment of any dividends.