Form 10-K, Exhibit 13
period 2013-12-28
ST JUDE MEDICAL INC
filed 2014-02-26
CIK 203077

EXHIBIT 13
Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW
Our business is focused on the development, manufacture and distribution of cardiovascular medical devices for the global cardiac rhythm management, cardiovascular and atrial fibrillation therapy areas and implantable neurostimulation medical devices for the management of chronic pain. We sell our products in more than 100 countries around the world. Our largest geographic markets are the United States, Europe, Japan and Asia Pacific. On August 30, 2012, we announced the realignment of our product divisions into two new business units (or divisions): the Implantable Electronic Systems Division (combining our legacy Cardiac Rhythm Management and Neuromodulation product divisions) and the Cardiovascular and Ablation Technologies Division (combining our legacy Cardiovascular and Atrial Fibrillation product divisions). In addition, we centralized certain support functions, including information technology, human resources, legal, business development and certain marketing functions. The organizational changes were part of a comprehensive plan to accelerate our growth, reduce costs and leverage economies of scale. We began reporting under the new organizational structure as of the beginning of fiscal year 2013.
Our principal products in each business unit are as follows: Implantable Electronic Systems Division (IESD) – tachycardia implantable cardioverter defibrillator systems (ICDs), bradycardia pacemaker systems (pacemakers) and neurostimulation products (spinal cord and deep brain stimulation devices); and Cardiovascular and Ablation Technologies Division (CATD) – vascular products (vascular closure products, pressure measurement guidewires, optical coherence tomography (OCT) imaging products, vascular plugs and other vascular accessories), structural heart products (heart valve replacement and repair products and structural heart defect devices) and atrial fibrillation (AF) products (electrophysiology (EP) introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems). References to “St. Jude Medical,” “St. Jude,” “the Company,” “we,” “us” and “our” are to St. Jude Medical, Inc. and its subsidiaries.
Our industry has undergone significant consolidation in the last decade and is highly competitive. Our strategy requires significant investment in research and development in order to introduce new products. We are focused on improving our operating margins through a variety of techniques, including the production of high quality products, the development of leading edge technology, the enhancement of our existing products and continuous improvement of our manufacturing processes. We expect competitive pressures in the industry, global economic conditions, cost containment pressure on healthcare systems and the implementation of U.S. healthcare reform legislation to continue to place downward pressure on prices for our products, impact reimbursement for our products and potentially reduce medical procedure volumes. In effort to continue to drive growth while managing our costs, on January 28, 2014, we announced further organizational changes to combine our IESD and CATD operating divisions, resulting in an integrated research and development organization and a consolidation of manufacturing and supply chain operations worldwide. This integration will be conducted in a phased approach throughout 2014. Our continuing global restructuring efforts are focused on streamlining our organization to improve productivity, reduce costs and leverage our scale to drive additional growth. We will continue to report under our existing reportable segment structure for internal management financial forecasting and reporting purposes into fiscal year 2014 until the organizational changes and the related financial reporting structure is finalized.
In March 2010, significant U.S. healthcare reform legislation, the Patient Protection and Affordable Care Act (PPACA) along with the Health Care and Education Reconciliation Act of 2010, was enacted into law. As a U.S. headquartered company with significant sales in the United States, this health care reform law will materially impact us. Certain provisions of this health care reform law are not yet effective and there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impact will be from the legislation. The law levies a 2.3% excise tax on all U.S. medical device sales, which we began paying effective January 1, 2013. The law also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what impact these provisions will have on patient access to new technologies. The Medicare provisions also include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the law includes a reduction in the annual rate of inflation for hospitals that began in 2011 and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending beginning in 2014. We cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursement for our products or reduce medical procedure volumes could adversely affect our business and results of operations.
We participate in several different medical device markets, each of which has its own expected growth rate. A significant portion of our consolidated net sales are comprised of cardiac rhythm management devices – ICDs and pacemakers. During

2011, the ICD market in the United States was negatively impacted by a decline in implant volumes and pricing resulting from the publication of an ICD utilization article in January 2011 in the Journal of the American Medical Association (JAMA), subsequent hospital investigations by the U.S. Department of Justice (DOJ) and a significant increase in hospital ownership of physician practices. The negative impacts of these circumstances continued in subsequent years, and we estimated that in 2011 and 2012 the U.S. ICD market contracted at a mid single-digit percentage rate each year. Recently, however, the U.S. ICD market appears to be stabilizing, as 2013 was relatively flat compared to 2012; in fact, we estimated the U.S. ICD market grew at a low single-digit percentage rate during the last half of 2013. Management remains focused on increasing our worldwide market share, as we are one of three principal manufacturers and suppliers in the global cardiac rhythm management market. We are also investing in our other therapy areas – cardiovascular, atrial fibrillation and neuromodulation – with the goal to increase our market share and grow sales through continued market penetration.

In August 2013, we acquired Endosense S.A. (Endosense) for net cash consideration of $171 million plus an additional consideration payment upon U.S. Food and Drug Administration (FDA) approval. This acquisition expands the product offerings under our AF therapy area to include the TactiCath® irrigated ablation catheter, which has force-sensing technology that is CE Mark-approved for AF and supra ventricular tachycardia ablation. In October 2013, we acquired Nanostim, Inc. (Nanostim) for net cash consideration of $121 million plus additional consideration payments upon the achievement of certain revenue-based milestones. Nanostim has developed the first leadless, miniaturized cardiac pacemaker system, which received CE Mark approval in August 2013.
We utilize a 52/53-week fiscal year ending on the Saturday nearest December 31st. Fiscal years 2013, 2012 and 2011 consisted of 52 weeks and ended on December 28, 2013, December 29, 2012 and December 31, 2011, respectively.
Net sales of $5,501 million in 2013 was flat compared to 2012. Foreign currency translation unfavorably impacted our 2013 net sales by $101 million, or 2%, partially offset by net sales benefits primarily in our AF business due to the continued increase in EP catheter ablation procedures, further market penetration of our EnSite® Velocity System and related connectivity tools as well as our intracardiac echocardiography imaging product offerings. IESD 2013 net sales decreased 2% to $3,209 million compared to 2012. Although the ICD market contracted during 2013 and we experienced unfavorable foreign currency translation of $38 million compared to 2012, we have begun to benefit from our recent 2013 product launches including our next-generation Ellipse™ and Assura™ devices (FDA approved in June 2013 and CE Mark-approved in May 2013), our Accent MRI™ Pacemaker and the Tendril MRI™ lead (Japan regulatory approved in June 2013) and our Allure Quadra™ Cardiac Resynchronization Therapy Pacemaker (CRT-P) (CE Mark-approved in April 2013). We have also experienced incremental net sales due to our exclusive distribution of Spinal Modulation, Inc.'s (Spinal Modulation) Axium™ Neurostimulator System, a targeted therapy for chronic pain. CATD 2013 net sales increased 3% to $2,292 million compared to 2012, led by net sales benefits in our AF business, discussed previously, as well as net sales associated with our Fractional Flow Reserve (FFR) technology products and OCT imaging products, Trifecta™ pericardial stented tissue valve and our AMPLATZER™ occluder products. Foreign currency translation had a $63 million unfavorable impact on 2013 CATD net sales compared to 2012.
Net sales of $5,503 million in 2012 decreased 2% from 2011 as unfavorable foreign currency translation decreased our net sales by $137 million, or 2%. IESD 2012 net sales decreased 5% to $3,277 million compared to 2011 as a result of contraction in the cardiac rhythm management market and unfavorable foreign currency translation of $81 million. CATD 2012 net sales increased 3% to $2,226 million compared to 2011 primarily due to the continued increase in EP catheter ablation procedures and the continued market penetration of our EnSite® Velocity System and related connectivity tools. Foreign currency translation had a $56 million unfavorable impact on 2012 CATD net sales compared to 2011. Refer to the Segment Performance section for a more detailed discussion of our net sales results by reportable segment for both 2013 and 2012.
Net earnings in 2013 of $723 million decreased 4% and diluted net earnings per share of $2.49 increased 4% compared to 2012 net earnings of $752 million and diluted net earnings per share of $2.39, respectively. Our 2013 net earnings were negatively impacted by after-tax charges of $392 million, or $1.34 per diluted share, related to our 2012 realignment plan announced in August 2012, ongoing restructuring charges related to the 2011 restructuring plan, debt retirement costs, intangible asset impairment charges, IESD litigation and field action costs, a license dispute settlement charge and acquisition-related charges. These charges were partially offset by a $21 million income tax benefit related to the 2012 federal research and development tax credit extended in the first quarter of 2013, retroactive to the beginning of our 2012 tax year. In 2012, our net earnings were impacted by after-tax charges of $275 million, or $0.87 per diluted share, related to our 2012 realignment plan, ongoing restructuring charges related to the 2011 restructuring plan, IESD litigation and field action costs, a license dispute settlement charge, intangible asset impairment charges and inventory write-offs. Additionally, we recognized $46 million, or $0.15 per diluted share, of additional income tax expense related to a settlement reserve for certain prior year tax positions. Refer to the Results of Operations section for a more detailed discussion of these charges. The impact of these after-tax charges to our 2013 diluted net earnings per share was partially offset by share repurchases resulting in lower outstanding shares in 2013 compared to 2012.

Net earnings in 2012 of $752 million and diluted net earnings per share of $2.39 decreased compared to 2011 net earnings of $826 million and diluted net earnings per share of $2.52. Our 2012 net earnings were negatively impacted by after-tax charges of $275 million, or $0.87 per diluted share, primarily related to our 2012 realignment and 2011 restructuring plan, as discussed previously, as well as a $46 million, or $0.15 per diluted share, tax settlement. In 2011, our net earnings were impacted by after-tax charges of $154 million, or $0.47 per diluted share, related to restructuring charges to realign certain activities in our legacy cardiac rhythm management business and our sales and selling support organizations, intangible asset impairment charges and in-process research and development (IPR&D) charges. We also recognized $47 million of after-tax accounts receivable allowance charges, or $0.14 per diluted share, for increased collection risks associated with customers in Europe. Refer to the Results of Operations section for a more detailed discussion of these charges. The impact of these after-tax charges to our 2012 diluted net earnings per share was partially offset by share repurchases resulting in lower outstanding shares in 2012 compared to 2011.
We generated $961 million of operating cash flows during 2013, compared to $1,335 million of operating cash flows during 2012 due to payment timing differences of working capital accounts. We ended the year with $1,373 million of cash and cash equivalents and $3,580 million of total debt. We also repurchased 18.3 million shares of our common stock for $808 million at an average repurchase price of $43.97 per share and our Board of Directors authorized 2013 quarterly cash dividend payments of $0.25 per share, representing a 9% per share increase over the 2012 quarterly cash dividends. During 2012, we repurchased 27.7 million shares of our common stock for $1.1 billion at an average repurchase price of $38.23 per share.

NEW ACCOUNTING PRONOUNCEMENTS
Certain new accounting standards may become effective for us in fiscal year 2014 and future periods upon finalization. Information regarding new accounting pronouncements that impacted 2013 or our historical consolidated financial statements and related disclosures is included in Note 1 to the Consolidated Financial Statements.

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
Accounts Receivable Allowance for Doubtful Accounts: We grant credit to customers in the normal course of business, and generally do not require collateral or any other security to support our accounts receivable. We maintain an allowance for doubtful accounts for potential credit losses, which primarily consists of reserves for specific customer balances that we believe may not be collectible. We determine the adequacy of this allowance by regularly reviewing the age of accounts receivable, customer financial conditions and credit histories, and current economic conditions. In some developed markets and in many emerging markets, payment of certain accounts receivable balances are made by the individual countries' healthcare systems for which payment is dependent, to some extent, upon the political and economic environment within those countries. For example, in Greece we sold our products through a distributor through early 2012. The Greek government bond curtailment, potential risk of government default and related austerity measures negatively impacted the solvency and liquidity of our Greece distributor in 2011, raising significant doubt regarding the collectability of our outstanding receivable balance. As a result, we recognized a $57 million accounts receivable allowance charge in the consolidated financial statements for the fiscal year ended December 31, 2011 related to this distributor, which was subsequently written off in 2012. We also recognized a $9 million accounts receivable allowance charge during 2013 in connection with a distributor termination in Europe and an additional $9 million accounts receivable allowance charge in 2011 for increased collection risk associated with a customer in Europe. No significant accounts receivable allowance charges were recognized during fiscal year 2012. As of December 28, 2013 and December 29, 2012, the allowance for doubtful accounts was $45 million and $47 million, respectively. Although we consider our allowance for doubtful accounts to be adequate, if the financial condition of our customers or the individual countries' healthcare systems were to deteriorate and impair their ability to make payments to us, additional allowances may be required in future periods.
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
Intangible Assets, Goodwill and Contingent Consideration: When we acquire a business, the purchase price is allocated, as applicable, between identifiable intangible assets, tangible assets and goodwill. Determining the portion of the purchase price allocated to intangible assets requires us to make significant estimates.
Our intangible assets consist of purchased technology and patents, IPR&D, customer lists and relationships, trademarks and tradenames, licenses and distribution agreements. IPR&D and certain trademark assets related to our AGA Medical, Inc. (AGA Medical) acquisition have been classified as indefinite-lived intangible assets. All other identifiable intangible assets are being amortized using the straight-line method over their estimated useful lives, ranging from three to 20 years. We review our other intangible assets annually for impairment or if changes in circumstance or the occurrence of events suggest the carrying value may not be recoverable. Intangible assets, net of accumulated amortization, were $911 million at December 28, 2013 and $804 million at December 29, 2012, respectively.

IPR&D is an intangible asset attributable to those projects for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects at the time of acquisition is obtaining regulatory approval to market the underlying products in an applicable geographic region. IPR&D acquired in a business acquisition is subject to Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combinations (ASC Topic 805), which requires the fair value of IPR&D to be capitalized as an indefinite-lived intangible asset until completion of the IPR&D project or abandonment. Upon completion of the development project (generally when regulatory approval to market the product is obtained), acquired IPR&D assets are amortized over their estimated useful life. If the IPR&D projects are abandoned, the related IPR&D assets would likely be impaired and written down to fair value.

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
Our indefinite-lived intangible assets include trademarks and tradenames and our acquired IPR&D (discussed previously), which are assessed for impairment annually or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The assessment for impairment requires us to make several judgments about fair value, which include the consideration of qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and sustained decrease in share price. Additional judgment may also be required, including the consideration of projected future cash flows and the use of an appropriate risk-adjusted discount rate. Our indefinite-lived intangible assets were $297 million and $158 million at December 28, 2013 and December 29, 2012, respectively. Of these amounts, $262 million and $109 million was capitalized as indefinite-lived IPR&D intangible assets, respectively.
Goodwill recognized in connection with a business acquisition represents the excess of the aggregate purchase price over the fair value of net assets acquired. Goodwill is assessed for impairment annually or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The assessment for impairment requires us to make several judgments about fair value, which include the consideration of qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and sustained decrease in share price. Our judgments associated with the goodwill impairment assessment are considered critical due to the amount of goodwill recorded on our consolidated balance sheets. Additional judgment may also be required, including the consideration of projected future cash flows and the use of an appropriate risk-adjusted discount rate. Goodwill was $3,524 million and $2,961 million at December 28, 2013 and December 29, 2012, respectively.
Contingent consideration is recorded at the estimated fair value of the contingent milestone payment(s) on the acquisition date. The acquisition date fair value is measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of measurement in accordance with accepted valuation methods. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized in selling, general and administrative expense in our Consolidated Statements of Earnings. As a result, any changes in the fair value of the contingent consideration will impact our earnings in such reporting periods, thereby resulting in potential variability in our earnings until the contingencies are resolved. Changes in the fair value of the contingent consideration liability can result from changes in discount rates and periods as well as changes in the timing and amount of revenue estimates or in the timing or likelihood of achieving the milestones which trigger payment. Using different valuation assumptions including revenue or cash flow projections, growth rates, discount rates or probabilities of achieving the milestones could result in different purchase price allocations, amortization expense and contingent consideration expense in the current or future periods.
Income Taxes: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense as well as assessing temporary differences in the treatment of items for tax and financial accounting purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and if it is considered more-likely-than-not that we will not realize some portion of our deferred tax assets, a valuation allowance is recognized to reduce the carrying value of the deferred tax assets. Gross deferred tax assets were $1,025 million at December 28, 2013 and $778 million at December 29, 2012. We have established valuation allowances of $368 million and $228 million at December 28, 2013 and December 29, 2012, respectively, to reduce deferred tax assets associated with net operating loss and tax credit carryforwards because we do not believe it is more-likely-than-not that these assets will be fully realized.
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
We record our income tax provisions based on our knowledge of all relevant facts and circumstances, including the existing tax laws, our experience with previous settlement agreements, the status of current tax audits and examinations and our understanding of how the tax authorities view certain relevant industry and commercial matters. We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. Although we recognize income tax liabilities in accordance with ASC 740, Income Taxes, regarding uncertainty in income taxes, our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. The finalization of the tax audit process across the various tax authorities, including federal, state and foreign, often takes many years. We adjust our income tax liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional income tax expense would result. Specifically in 2012, we recognized $46 million of additional income tax expense related to a settlement reserve for certain prior year tax positions related to the 2002 through 2009 tax years. At December 28, 2013, our liability for unrecognized tax benefits was $315 million and our accrual for interest and penalties was $37 million. At December 29, 2012, our liability for unrecognized tax benefits was $314 million and our accrual for interest and penalties was $69 million.
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
We record a receivable from our legacy product liability insurance carriers for amounts expected to be recovered. This includes amounts for legal matters where we have incurred defense costs or where we have recognized a liability for probable and estimable future legal costs, settlements or judgments. We record a receivable for the amount of insurance we expect to recover based on our assessment of the specific insurance policies, the nature of the claim, our experience with similar claims and our assessment of collectability based on our insurers' financial condition. To the extent our insurance carriers ultimately do not reimburse us, either because such costs are deemed to be outside the scope of our product liability insurance policies or because our insurers may not be able to meet their payment obligations to us, the related losses we incur relating to these unreimbursed costs could have a material adverse effect on our consolidated earnings or cash flows. Our receivable from legacy product liability insurance carriers was $1 million at December 28, 2013 and $3 million at December 29, 2012.
Stock-Based Compensation: Under the fair value recognition provisions of ASC Topic 718, Compensation - Stock Compensation (ASC Topic 718), we measure stock-based compensation expense at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period (vesting period) into cost of sales, research and development expense or selling, general and administrative expense in the Consolidated Statements of Earnings.

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

BUSINESS COMBINATIONS
On August 19, 2013, we acquired all the outstanding shares of Endosense for the equivalent of $171 million (160 million Swiss Francs) in net cash consideration. Endosense is based in Geneva, Switzerland and develops, manufactures and markets the TactiCath® irrigated ablation catheter to provide physicians a real-time, objective measure of the force to apply to the heart wall during a catheter ablation procedure. The Endosense force-sensing technology is CE Mark-approved for atrial fibrillation and supra ventricular tachycarida ablation. Under the terms of the acquisition agreement, we are obligated to make an additional cash payment of up to 150 million Swiss Francs (approximately $167 million at December 28, 2013), contingent upon both the achievement and timing of FDA approval. The business combination expanded our atrial fibrillation product portfolio and future product pipeline, including the potential to integrate the force-sensing technology to offer a MediGuide™-enabled force-sensing ablation catheter and incorporate force-sensing data into our EnSite Velocity™ Mapping System.

On October 11, 2013, we exercised our exclusive purchase option and acquired all the outstanding shares of Nanostim for $121 million in net cash consideration. We previously held an investment in Nanostim, which provided us an 18% voting equity interest. Nanostim is based in Sunnyvale, California and has the first leadless, miniaturized cardiac pacemaker system, which received CE mark approval in August 2013. The Nanostim™ leadless pacemaker also received FDA conditional approval for its Investigational Device Exemption application and pivotal clinical trial protocol to begin evaluating the technology in the U.S. Under the terms of the acquisition agreement, we are obligated to make additional cash payments of up to $65 million, contingent upon the achievement and timing of certain revenue-based milestones. The Nanostim acquisition expanded our cardiac rhythm management product portfolio and provides the potential for future product indications.

On June 7, 2013, we made an equity investment of $40 million in Spinal Modulation, a privately-held company that is focused on the development of an intraspinal neuromodulation therapy that delivers spinal cord stimulation targeting the dorsal root ganglion to manage chronic pain. The investment agreement resulted in a 19% voting equity interest and provided us the exclusive right, but not the obligation, to acquire Spinal Modulation for payments of up to $300 million during the period that extends through the completion of certain regulatory milestones. If we acquire Spinal Modulation, the contingent acquisition agreement also provides for additional consideration payments contingent upon the achievement of certain revenue-based milestones. In connection with the investment and contingent acquisition agreement, we also entered into an exclusive international distribution agreement and obtained significant decision-making rights over Spinal Modulation's operations and economic performance. We also committed to providing additional debt financing to Spinal Modulation of up to $15 million. Accordingly, effective June 7, 2013, in accordance with ASC Topic 810, Consolidations (ASC Topic 810), we determined that Spinal Modulation was a variable interest entity (VIE) for which St. Jude Medical was the primary beneficiary. Therefore, as of June 7, 2013, the financial condition and results of operations of Spinal Modulation were included in St. Jude Medical's consolidated financial statements. The investment and exclusive international distribution agreement provide strategic opportunities for growing our neuromodulation chronic pain portfolio.

During 2010, we made an equity investment of $60 million in CardioMEMS, Inc. (CardioMEMS), a privately-held company that is focused on the development of a wireless monitoring technology that can be placed directly into the pulmonary artery to assess cardiac performance via measurement of pulmonary artery pressure. The investment agreement resulted in a 19% voting equity interest and provided us the exclusive right, but not the obligation, to acquire CardioMEMS for an additional payment of $375 million less any net debt payable to St. Jude Medical under a separate loan agreement entered into between CardioMEMS and the Company. In the first quarter of 2013, we obtained significant decision-making rights over CardioMEMS' operations and provided debt financing of $28 million to CardioMEMS which was collateralized by substantially all the assets of CardioMEMS, including its intellectual property. In July 2013, we provided $9 million of additional debt financing to CardioMEMS. In accordance with ASC Topic 810, we reconsidered our arrangements with CardioMEMS and determined that effective February 27, 2013 CardioMEMS was a VIE for which St. Jude Medical is the primary beneficiary. As a result, as of February 27, 2013, the financial condition and results of operations of CardioMEMS were included in our consolidated financial statements. The investment agreement provides strategic opportunities for growing our cardiac rhythm management and heart failure therapy product portfolio.

SEGMENT PERFORMANCE
Our reportable segments consist of our Implantable Electronic Systems Division (IESD) and our Cardiovascular and Ablation Technologies Division (CATD). Our principal products in each segment are as follows: IESD – tachycardia implantable cardioverter defibrillator systems (ICDs), bradycardia pacemaker systems (pacemakers) and neurostimulation products (spinal cord and deep brain stimulation devices); and CATD – vascular products (vascular closure products, pressure measurement guidewires, optical coherence tomography (OCT) imaging products, vascular plugs and other vascular accessories), structural heart products (heart valve replacement and repair products and structural heart defect devices) and AF products (EP introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems).
Net sales of our reportable segments include end-customer revenues from the sale of products they each develop and manufacture or distribute. The costs included in each of the reportable segments’ operating results include the direct costs of the products sold to customers and operating expenses managed by each of the reportable segments. Certain expenses managed by our selling and corporate functions, including all stock-based compensation expense, impairment charges, certain acquisition-related expenses, IPR&D charges, excise tax expense, special charges and centralized support groups' operating expenses are not recorded in the IESD and CATD reportable segments. As a result, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments.

The following table presents net sales and operating profit by reportable segment (in millions):

	IESD	CATD	Other	Total
Fiscal Year 2013
Net sales	$3,209	$2,292	$—	$5,501
Operating profit	2,138	1,349	(2,436)	1,051
Fiscal Year 2012
Net sales	$3,277	$2,226	$—	$5,503
Operating profit	2,274	1,326	(2,500)	1,100
Fiscal Year 2011
Net sales	$3,453	$2,159	$—	$5,612
Operating profit	2,240	1,211	(2,336)	1,115
The following discussion of the changes in our net sales is provided by significant product categories within our reportable segments, which is the primary focus of our sales activities.
Implantable Electronic Systems Division

(in millions)	2013	2012	2011	2013 vs. 2012 % Change	2012 vs. 2011 % Change
ICD systems	$1,741	$1,743	$1,824	(0.1)%	(4.4)%
Pacemaker systems	1,042	1,111	1,210	(6.2)%	(8.2)%
Neuromodulation products	426	423	419	0.7%	1.0%
	$3,209	$3,277	$3,453	(2.1)%	(5.1)%
IESD 2013 net sales decreased 2% to $3,209 million compared to 2012. Foreign currency translation had a $38 million (1 percentage point) unfavorable impact on 2013 net sales compared to the prior year.
2013 ICD net sales of $1,741 million were flat compared to 2012. Although the ICD market has been experiencing low to mid-single digit percentage rate declines in average selling prices, we have experienced a sales volume benefit from our next-generation Ellipse™ and Assura™ devices (June 2013 FDA approval) featuring DynamicTx™ Over-Current Detection Algorithm, which automatically adjusts shock configurations and utilizes a new low friction coating on the device can to reduce the risk of lead-to-can abrasion. As a result, our U.S. 2013 ICD net sales of $1,027 million increased 1% compared to 2012. Internationally, our 2013 ICD net sales of $714 million decreased 2% compared to the prior year primarily driven by unfavorable foreign currency translation of $16 million (2 percentage points), from the strengthening of the U.S. Dollar against the Japanese Yen. Going forward, we expect to continue to benefit from our next-generation Ellipse™ and Assura™ devices featuring DynamicTx™ Over-Current Detection Algorithm, which also received CE Mark approval in May 2013.

Pacemaker systems 2013 net sales of $1,042 million decreased 6% compared to 2012. The decrease was primarily driven by overall market declines in average selling prices and unfavorable foreign currency translation. In the United States, our pacemaker systems 2013 net sales of $424 million decreased 6% compared to 2012. Internationally, our 2013 pacemaker systems net sales of $618 million decreased 6% compared to the prior year. Foreign currency translation had a $22 million (4 percentage points) unfavorable impact on international pacemaker systems net sales during 2013 compared to 2012. Partially offsetting the impact of average selling price declines and unfavorable foreign currency translation, our international pacemaker sales have begun to benefit from our July 2013 launch of our Accent MRI™ Pacemaker and the Tendril MRI™ lead, which received regulatory approval from the Japanese Ministry of Health, Labor and Welfare in June 2013, and from sales of our Allure Quadra™ CRT-P, which received CE Mark approval in April 2013.

Neuromodulation products 2013 net sales increased 1% to $426 million compared to 2012. The increase in net sales was driven by the net sales benefit from the Spinal Modulation Axium™ Neurostimulator System, for which we are the exclusive distributor. The Axium™ Neurostimulator System provides a more targeted therapy for patients suffering with chronic pain and is available for sale in Europe and Australia. Additionally, we continued to benefit from our deep brain stimulation business for patients suffering from Parkinson's disease, essential tremor or dystonia, as we continue to penetrate the international market.

Foreign currency translation did not have a significant impact on 2013 Neuromodulation products net sales compared to the prior year.

IESD 2012 net sales decreased 5% to $3,277 million compared to 2011 as a result of contraction in the cardiac rhythm management market and unfavorable foreign currency translation. Foreign currency translation had an $81 million (2 percentage points) unfavorable impact on 2012 net sales compared to the prior year.

2012 ICD net sales of $1,743 million decreased 4% compared to 2011 primarily driven by unfavorable foreign currency translation and a decline in the U.S. ICD market which contracted at a mid single-digit percentage rate from the 2011 comparable period. Since the January 2011 publication of an ICD utilization article in the JAMA, subsequent hospital investigations by the DOJ and a significant increase in hospital ownership of physician practices, the U.S ICD market was negatively impacted in 2012 by a decline in implant volumes and pricing. Partially offsetting the U.S. ICD market contraction, we experienced a benefit from sales of our Unify Quadra® Cardiac Resynchronization Therapy Defibrillator (CRT-D) and Quartet® Left Ventricular Quadripolar Pacing Lead, which was approved by the FDA in November 2011 and is the industry's first quadripolar pacing system. Sales of our Assura™ portfolio of ICDs and CRT-Ds as well as our Ellipse™ ICD, which were approved by the FDA in May 2012, also provided a benefit to our 2012 net sales. Internationally, 2012 ICD net sales of $727 million decreased 6% compared to 2011 due to $41 million of unfavorable foreign currency translation (5 percentage points) primarily due to the strengthening of the U.S. Dollar against the Euro.
Pacemaker systems 2012 net sales decreased 8% to $1,111 million compared to 2011. In the United States, our 2012 pacemaker net sales of $451 million decreased 10% compared to 2011. Internationally, our 2012 pacemaker net sales of $660 million decreased 7% compared to 2011. Foreign currency translation had a $33 million (5 percentage points) unfavorable impact during 2012 compared to 2011. Our pacemaker systems 2012 net sales also decreased as a result of competitive pressures from a continued market progression towards implanting more MRI compatible pacemakers, particularly in the U.S. and Japan. Additionally, the market has experienced a slowdown in implant procedures, particularly in Europe with its economic disruptions negatively impacting procedural volumes. We introduced the AccentMRI® pacemaker family in Europe and certain markets in Asia during 2011 and launched our AccentMRI® pacemaker in Japan in July 2013.
Neuromodulation products 2012 net sales increased 1% to $423 million during 2012 due to continued market acceptance of our products and sales growth in our neurostimulation devices that help manage chronic pain. Foreign currency translation had a $7 million (2 percentage points) unfavorable impact on neuromodulation products net sales during 2012 compared to 2011.
Cardiovascular and Ablation Technologies Division

(in millions)	2013	2012	2011	2013 vs. 2012 % Change	2012 vs. 2011 % Change
Atrial fibrillation (AF) products	$957	$898	$822	6.6%	9.2%
Vascular products	704	716	740	(1.7)%	(3.2)%
Structural heart products	631	612	597	3.1%	2.5%
	$2,292	$2,226	$2,159	3.0%	3.1%

CATD 2013 net sales increased 3% to $2,292 million compared to 2012. Foreign currency translation had a $63 million (3 percentage points) unfavorable impact on 2013 CATD net sales compared to the prior year.

AF products 2013 net sales increased 7% to $957 million compared to the prior year due to the continued increase in EP catheter ablation procedures, the continued market penetration of our EnSite® Velocity System and related connectivity tools (EnSite Connect™, EnSite Courier™ and EnSite Derexi™ modules) and our intracardiac echocardiography imaging product offerings, which provide physicians a clear picture of the inner workings of the heart through an ultrasound probe. Foreign currency translation had a $25 million (3 percentage points) unfavorable impact on AF products 2013 net sales compared to 2012. Going forward we expect to continue to benefit from our recent European launch of our TactiCath® irrigated ablation catheter, acquired through our Endosense acquisition in August 2013. The TactiCath® irrigated ablation catheter provides physicians a real-time, objective measure of the force to apply to the heart wall during a catheter ablation procedure.

Vascular products 2013 net sales decreased 2% to $704 million compared to 2012 primarily due to unfavorable foreign currency translation of $25 million (4 percentage points) and net sales declines related to our third party products we distribute in Japan compared to the prior year. As a result of the economic pressures and average selling price declines in the Japan market, many third party manufacturers have migrated to a direct selling model with end customers, which resulted in a revenue decrease during 2013 compared to 2012. This decrease was partially offset by increased revenues in our Fractional Flow Reserve (FFR) technology products and OCT imaging products during 2013 compared to the prior year. Additionally, we experienced a net sales benefit from our recent European launch of our next-generation EnligHTN™ Renal Denervation System for treating patients with drug-resistant, uncontrolled hypertension, which received CE Mark approval in late August 2013.

Structural heart products 2013 net sales increased 3% to $631 million compared to 2012. The 2013 net sales increase was primarily driven by sales of our Trifecta™ pericardial stented tissue valve and our AMPLATZER™ occluder products, partially offset by a net sales decrease in our mechanical heart valves due to a market preference for tissue heart valves. Additionally, foreign currency translation had a $13 million (2 percentage points) unfavorable impact on structural heart products 2013 net sales compared to the prior year.

CATD 2012 net sales increased 3% to $2,226 million compared to 2011. Foreign currency translation had a $56 million (3 percentage points) unfavorable impact on 2012 CATD net sales compared to the prior year.

AF products 2012 net sales increased 9% to $898 million compared to 2011 due to the continued increase in EP catheter ablation procedures, the continued market penetration of our EnSite® Velocity System and related connectivity tools and our intracardiac echocardiography imaging technique. Foreign currency translation had a $20 million (2 percentage points) unfavorable impact on AF products net sales during 2012 compared to 2011.

Vascular products 2012 net sales decreased 3% to $716 million compared to 2011 primarily due to the termination of a distribution contract in Japan which negatively impacted our 2012 vascular product net sales by 7%. Foreign currency translation also unfavorably impacted vascular products 2012 net sales by $17 million (2 percentage points) compared to 2011. These decreases were partially offset by increases in sales of our OCT products, led by our Ilumien™ hardware platform, which combines both OCT and FFR capabilities into a single system, as well as sales volume increases in our FFR technology products as we continue to penetrate the market.

Structural heart products net sales increased 3% to $612 million during 2012 compared to 2011 driven by an increase in our tissue heart valve sales volumes, led by our Trifecta™ product line of pericardial stented tissue valves. Overall tissue heart valve sales volumes increased 20% during 2012 compared to 2011. Foreign currency translation unfavorably impacted structural heart products net sales by $19 million (3 percentage points) during 2012 compared to 2011.

RESULTS OF OPERATIONS
Net sales

(in millions)	2013	2012	2011	2013 vs. 2012 % Change	2012 vs. 2011 % Change
Net sales	$5,501	$5,503	$5,612	—%	(1.9)%

Overall, 2013 net sales were flat compared to 2012. Foreign currency translation had an unfavorable impact of $101 million, or 2%, on 2013 net sales compared to 2012 due primarily to the strengthening of the U.S. Dollar against the Japanese Yen. Partially offsetting the unfavorably foreign currency impact, we experienced net sales benefits primarily in our AF business due to the continued increase in EP catheter ablation procedures, further market penetration of our EnSite® Velocity System and related connectivity tools as well as our intracardiac echocardiography imaging product offerings.

Overall, 2012 net sales decreased 2% compared to 2011. Foreign currency translation had an unfavorable impact of $137 million, or 2%, on 2012 net sales compared to 2011 due primarily to the strengthening of the U.S. Dollar against the Euro. Net sales in 2012 also decreased due to the contraction of the ICD and pacemaker markets world-wide. These decreases were partially offset by our AF products net sales increases.

Foreign currency translation relating to our international operations can have a significant impact on our operating results from year to year. The two main currencies influencing our operating results are typically the Euro and the Japanese Yen. As discussed previously, foreign currency translation had a $101 million unfavorable impact on 2013 net sales compared to 2012 and a $137 million unfavorable impact on 2012 net sales compared to 2011. These impacts to net sales are not indicative of the net earnings impact of foreign currency translation due to partially offsetting foreign currency translation impacts on cost of sales and operating expenses.

Net sales by geographic location of the customer were as follows (in millions):

Net Sales	2013	2012	2011
United States	$2,596	$2,594	$2,648
International
Europe	1,473	1,432	1,559
Japan	567	665	641
Asia Pacific	490	456	416
Other	375	356	348
	2,905	2,909	2,964
	$5,501	$5,503	$5,612

Gross profit
(in millions)	2013	2012	2011
Gross profit	$3,927	$3,965	$4,079
Percentage of net sales	71.4%	72.1%	72.7%

Gross profit for 2013 totaled $3,927 million, or 71.4% of net sales, compared to $3,965 million, or 72.1% of net sales in 2012. Our 2013 gross profit percentage (or gross margin) was negatively impacted by special charges of $45 million, or 0.8 percentage points, related to our previously announced 2012 business realignment plan and IESD field action costs. Special charges in 2012 negatively impacted gross profit by $93 million, or 1.6 percentage points, due to our previously announced realignment and restructuring plans, IESD litigation and field action costs and inventory write-offs. Refer to “Special Charges” within the Results of Operations section for a more detailed discussion of these charges. Compared to prior years, our 2013 gross margin includes U.S. medical device and Puerto Rico excise taxes assessed on the sale of our products, negatively impacting our 2013 gross margin by 0.9 percentage points.

Gross profit for 2012 totaled $3,965 million, or 72.1% of net sales, compared to $4,079 million, or 72.7% of net sales in 2011. Special charges in 2012 negatively impacted gross profit by $93 million, or 1.6 percentage points, due to our previously announced realignment and restructuring plans, IESD litigation and field action costs and inventory write-offs. Special charges of $47 million in 2011 negatively impacted our gross profit by 0.8 percentage points due to our 2011 restructuring actions discussed previously. Additionally, U.S. GAAP requires inventory acquired in a business acquisition to be recorded at fair value, which closely approximates normal end-customer selling price. This resulted in higher cost of sales for AGA Medical and LightLab Imaging, Inc. products sold in both 2011 and 2010, which negatively impacted our 2011 gross profit by approximately 0.5 percentage points.

Selling, general and administrative (SG&A) expense
(in millions)	2013	2012	2011
Selling, general and administrative expense	$1,884	$1,891	$2,084
Percentage of net sales	34.2%	34.4%	37.1%

SG&A expense for 2013 totaled $1,884 million, or 34.2% of net sales, compared to $1,891 million, or 34.4% of net sales in 2012. The decrease in our 2013 SG&A expense as a percent of net sales compared to 2012 was primarily driven by cost savings initiatives, resulting from the realignment plan initiated in August 2012. Partially offsetting this decrease, we recognized $9 million of accounts receivable allowance charges for the increased collection risk associated with a certain distributor account receivable in Europe, unfavorably impacting SG&A expense as a percent of net sales by approximately 0.1 percentage point.

SG&A expense for 2012 totaled $1,891 million, or 34.4% of net sales, compared to $2,084 million, or 37.1% of net sales in 2011. The decrease in our 2012 SG&A expense as a percent of net sales compared to 2011 was primarily driven by cost savings initiatives associated with our 2012 realignment plan. Additionally, our 2011 SG&A expense included $25 million of contract termination and international integration charges related to our AGA Medical acquisition, $15 million of contributions made to the St. Jude Medical Foundation and $66 million of accounts receivable allowance charges for the increased collection risk associated with certain customer accounts receivables in Europe for a combined SG&A impact of 1.9 percentage points.

Research and development (R&D) expense
(in millions)	2013	2012	2011
Research and development expense	$691	$676	$705
Percentage of net sales	12.6%	12.3%	12.6%

R&D expense in 2013 totaled $691 million, or 12.6% of net sales, compared to $676 million, or 12.3% of net sales in 2012 and $705 million, or 12.6% of net sales in 2011. R&D expense as a percent of net sales has remained relatively consistent, reflecting our continuing commitment to fund future long-term growth opportunities. We will continue to balance delivering short-term results with our investments in long-term growth drivers.

Purchased in-process research and development (IPR&D) charges
(in millions)	2013	2012	2011
Purchased in-process research and development charges	$—	$—	$4

During 2011, we recorded IPR&D charges of $4 million in connection with the purchase of cardiac rhythm management-related intellectual property. As the related technological feasibility had not yet been reached and such technology had no future alternative use, the purchase of the intellectual property assets was expensed as IPR&D.

Special charges
(in millions)	2013	2012	2011
Cost of sales special charges	$45	$93	$47
Special charges	301	298	171
	$346	$391	$218
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
2012 Business Realignment Plan: During 2012, we incurred charges of $185 million from the realignment of our product divisions into two new operating divisions: IESD (combining our legacy Cardiac Rhythm Management and Neuromodulation product divisions) and CATD (combining our legacy Cardiovascular and Atrial Fibrillation product divisions). In addition, we centralized certain support functions, including information technology, human resources, legal, business development and certain marketing functions. The organizational changes were part of a comprehensive plan to accelerate growth, reduce costs and leverage economies of scale. Of the $185 million recorded as special charges, $24 million was recognized in cost of sales. In connection with the realignment, we recognized $109 million of severance costs and other termination benefits after management determined that such severance and benefit costs were probable and estimable. The 2012 business realignment plan reduced our workforce by approximately 5%. We also recognized $17 million of inventory write-offs associated with discontinued CATD product lines and $41 million of incremental depreciation charges and fixed asset write-offs primarily related to information technology assets no longer expected to be utilized or with a limited remaining useful life. Additionally, we recognized $18 million of other restructuring costs which included $7 million of contract termination costs and $11 million of other costs.
During 2013, we incurred additional charges totaling $220 million related to the realignment plan initiated during 2012. Of the $220 million recorded as special charges, $35 million was recorded in cost of sales. We also recognized severance costs and other termination benefits of $75 million after management determined that such severance and benefit costs were probable and estimable. Additionally, we recorded $30 million of inventory write-offs primarily associated with discontinued CATD product lines, $13 million of fixed asset write-offs primarily related to information technology assets no longer expected to be utilized and $102 million of other restructuring costs. Of the $102 million in other restructuring costs, $64 million was associated with distributor and other contract termination costs and office consolidation costs, including a $23 million charge related to the termination of a research agreement, and $38 million was associated with other costs, all as part of our continued integration efforts.
2011 Restructuring Plan: During 2011, we incurred charges totaling $162 million related to restructuring actions to realign certain activities in our legacy cardiac rhythm management business and sales and selling support organizations. These actions included phasing out cardiac rhythm management manufacturing and R&D operations in Sweden, reductions in our workforce and rationalizing product lines. Of the $162 million recorded as special charges, $47 million was recognized in cost of sales. In connection with the staged phase-out of the manufacturing and R&D operations in Sweden, we began recognizing severance costs and other termination benefits for over 650 employees totaling $82 million during 2011. Additionally, we recognized $20 million of inventory obsolescence charges primarily associated with the rationalization of product lines across our business. We also recorded $26 million of impairment and incremental depreciation charges, of which $12 million related to an impairment charge to write-down our manufacturing facility in Sweden to its fair value. Additionally, we recognized $34 million of other restructuring charges primarily associated with the cardiac rhythm management business' restructuring actions ($13 million of pension settlement charges associated with the termination of Sweden's defined benefit pension plan and $4 million of idle facility costs related to transitioning manufacturing operations out of Sweden) as well as $7 million of contract termination costs and $10 million of other costs.
During 2012, we incurred additional charges totaling $102 million related to the restructuring actions initiated during 2011. Of the $102 million recorded as special charges, $44 million was recorded in cost of sales. We recognized severance costs and other termination benefits of $38 million for an additional 100 employees after management determined that such severance and benefit costs were probable and estimable. We also recognized $13 million of inventory obsolescence charges primarily related with the rationalization of product lines in our IESD division. Additionally, we recognized $51 million of other restructuring charges which included $37 million of restructuring related charges associated with our legacy cardiac rhythm management business and selling support organizations (of which $13 million related to idle facility costs in Sweden). The remaining charges included $8 million of contract termination costs and $6 million of other costs.
During 2013, we recognized additional charges totaling $24 million related to the restructuring actions initiated during 2011. Of the $24 million recorded as special charges, we recognized severance costs and other termination benefits of $5 million after management determined that such severance and benefit costs were probable and estimable. We also recognized $1 million of fixed write-offs and $18 million of other restructuring costs, primarily associated with idle facility costs in Sweden.
Other Special Charges
Intangible asset impairment charges: During 2013, we recognized impairment charges of $29 million to write-down certain CATD indefinite-lived tradename and IPR&D assets to fair value. The impairments were due primarily to our revised expectations, including an increase in the cost and length of time to bring the related products to market through U.S. regulatory approval. During 2012, we recognized a $23 million impairment charge for certain developed technology intangible assets, as our updated expectations for the future cash flows of the related neuromodulation product lines decreased, ultimately resulting in the related assets' fair value falling below carrying value. We also discontinued certain CATD product lines and recognized $8 million of impairment charges to fully impair the related developed technology intangible assets. During 2013, 2012 and 2011, we recognized $13 million, $2 million and $52 million, respectively, of intangible asset impairments primarily related to our customer relationship intangible assets acquired in connection with legacy acquisitions of businesses involved in the distribution of our products. Due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, we determined that these intangible assets had no future discrete cash flows and were fully impaired.
Settlement charges: During 2013, we agreed to settle a dispute on licensed technology associated with certain CATD products lines. In connection with the settlement, which resolved all disputed claims, we recognized a $22 million settlement expense. During 2012, we agreed to settle a dispute on licensed technology for our Angio-Seal™ vascular closure devices. In connection with this settlement, which resolved all disputed claims and included a fully-paid perpetual license, we recognized a $28 million settlement expense. During 2011, we recognized a $4 million legal settlement charge after reaching an agreement with the Office of Inspector General of the Department of Health and Human Services to settle a previously disclosed investigation initiated in December 2008 related to allegations that we failed to properly apply certain warranty credits.
Litigation charges: During 2013 and 2012, we recognized $28 million and $16 million, respectively, of litigation charges for future probable and estimable legal costs related to outstanding matters associated with IESD field actions.
Field action charges: During 2013, we recognized special charges of $10 million, which was recorded to cost of sales, for additional costs related to the voluntary field action initiated in late 2012 associated with certain neuromodulation implantable pulse generator charging systems. During 2012, we recognized special charges of $27 million, of which $25 million was charged to cost of sales, for costs primarily related to the neuromodulation 2012 field action.

Other expense, net
(in millions)	2013	2012	2011
Interest income	$(5)	$(5)	$(4)
Interest expense	81	73	70
Other	191	27	30
Other expense, net	$267	$95	$96

During 2013, we redeemed the full $700 million principal amount of 5-year, 3.75% unsecured senior notes originally due in 2014 (2014 Senior Notes) and the full $500 million principal amount of 10-year, 4.875% unsecured senior notes originally due in 2019 (2019 Senior Notes). In connection with the redemption of these notes prior to their scheduled maturities, we recognized a $161 million debt retirement charge to other expense associated primarily with make-whole redemption payments and the write-off of unamortized debt issuance costs. Additionally, in connection with the initial February 2013 consolidation of CardioMEMS, we recognized a $29 million loss to other expense related to a fair value remeasurement adjustment during 2013 to adjust the carrying value of our CardioMEMS equity investment and fixed price purchase option.
Income taxes

(as a percent of pre-tax income)	2013	2012	2011
Effective tax rate	11.7%	25.2%	19.0%
Our effective tax rate differs from our U.S. federal statutory 35% tax rate due to our international operations that are subject to foreign tax rates that are lower from the U.S. federal statutory rate, state and local taxes and domestic tax incentives. Our effective tax rate is also impacted by discrete factors or events such as special charges, non-deductible charges, tax law changes or the resolution of audits by tax authorities.
Our effective tax rate was 11.7% in 2013 compared to 25.2% in 2012 and 19.0% in 2011. Debt redemption charges and special charges favorably impacted our 2013 effective tax rate by 7.7 percentage points. Additionally, our 2013 effective tax rate includes the full year 2012 benefit of the federal research and development tax credit (R&D tax credit), which was extended for 2012 in January 2013. As a result, our effective tax rate for 2013 was favorably impacted by 1.6 percentage points and our 2012 effective tax rate was negatively impacted by 1.6 percentage points as a result of the late extension. Additionally, during 2012 we resolved certain prior year tax positions with the IRS and recognized a $46 million settlement reserve to income tax expense, negatively impacting our 2012 effective tax rate by 4.6 percentage points. Special charges, however, favorably impacted our 2012 effective tax rate by 2.6 percentage points. During 2011, special charges, non-deductible IPR&D charges and accounts receivable allowance charges favorably impacted the 2011 effective tax rate by 2.5 percentage points. Refer to Purchased in-process research and development charges and Special charges sections for further details regarding these charges.

Net earnings attributable to St. Jude Medical, Inc.

(in millions, except per share amounts)	2013	2012	2011	2013 vs. 2012 % Change	2012 vs. 2011 % Change
Net earnings	$723	$752	$826	(3.9)%	(9.0)%
Diluted net earnings per share	$2.49	$2.39	$2.52	4.2%	(5.2)%

Our 2013 net earnings of $723 million decreased 4% and diluted net earnings per share of $2.49 increased 4% compared to 2012 net earnings of $752 million and diluted net earnings per share of $2.39, respectively. Our 2013 net earnings were negatively impacted by after-tax special charges of $242 million, or $0.83 per diluted share, related to our previously discussed business realignment and restructuring plans, intangible asset impairment charges, IESD litigation and field action costs and a license dispute settlement charge. Additionally, we recognized after-tax debt retirement charges of $101 million primarily related to make-whole redemption payments and the write-off of unamortized debt issuance costs and after-tax charges of $49 million associated with transaction costs and other acquisition-related charges, including a $29 million after-tax remeasurement loss to adjust the carrying value of our pre-existing CardioMEMS equity investment and fixed price purchase option to fair value. These charges were partially offset by a $21 million income tax benefit related to the 2012 federal research and development tax credit extended in the first quarter of 2013, retroactive to the beginning of our 2012 tax year, resulting in a net after-tax impact of $371 million, or $1.27 per diluted share. Our 2012 net earnings were negatively impacted by after-tax special charges of $275 million and discrete income tax expense of $46 million for a combined impact of $321 million, or $1.02 per diluted share. The special charges related to our 2012 realignment plan announced in August 2012, ongoing restructuring charges related to the 2011 restructuring plan, IESD litigation and field action costs, a license dispute settlement charge, intangible asset impairment charges and inventory write-offs. The discrete income tax expense related to a settlement reserve for certain prior year tax positions. The impact of the after-tax charges to diluted net earnings per share were partially offset by share repurchases, resulting in lower outstanding shares during 2013 compared to 2012.

Net earnings were $752 million in 2012, a 9% decrease over 2011 net earnings of $826 million. Diluted net earnings per share were $2.39 in 2012, a 5% decrease over 2011 diluted earnings per share of $2.52. Our 2012 net earnings were negatively impacted by after-tax special charges of $275 million and discrete income tax expense of $46 million for a combined impact of $321 million, or $1.02 per diluted share, discussed previously. During 2011, our net earnings were negatively impacted by after-tax special charges of $151 million and after-tax accounts receivable allowance charges of $47 million for a combined impact of $198 million, or $0.61 per diluted share. The impact of the after-tax charges to diluted net earnings per share were partially offset by share repurchases, resulting in lower outstanding shares during 2012 compared to 2011.

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
At December 28, 2013, substantially all of our cash and cash equivalents were held by our non-U.S. subsidiaries. A portion of these foreign cash balances are associated with earnings that are permanently reinvested and which we plan to use to support our continued growth plans outside the United States through funding of operating expenses, capital expenditures and other investment and growth opportunities. The majority of these funds are only available for use by our U.S. operations if they are repatriated into the United States. The funds repatriated would be subject to additional U.S. taxes upon repatriation; however, it is not practical to estimate the amount of additional U.S. tax liabilities we would incur. We currently have no plans to repatriate funds held by our non-U.S. subsidiaries.
We use two primary measures that focus on accounts receivable and inventory – days sales outstanding (DSO) and days inventory on hand (DIOH). We use DSO as a measure that places emphasis on how quickly we collect our accounts receivable balances from customers. We use DIOH, which can also be expressed as a measure of the estimated number of days of cost of sales on hand, as a measure that places emphasis on how efficiently we are managing our inventory levels. These measures may not be computed the same as similarly titled measures used by other companies. Our DSO (ending net accounts receivable divided by average daily sales for the most recently completed quarter) increased from 89 days at December 29, 2012 to 91 days at December 28, 2013. Our DIOH (ending net inventory divided by average daily cost of sales for the most recently completed six months) increased from 143 days at December 29, 2012 to 158 days at December 28, 2013. Special charges recognized in cost of sales in the last half of 2013 reduced our December 28, 2013 DIOH by 5 days. Special charges recognized in cost of sales in the second half of 2012 reduced our December 29, 2012 DIOH by 11 days.
A summary of our cash flows from operating, investing and financing activities is provided in the following table (in millions):

	2013	2012	2011
Net cash provided by (used in):
Operating activities	$961	$1,335	$1,287
Investing activities	(522)	(313)	(337)
Financing activities	(257)	(813)	(456)
Effect of currency exchange rate changes on cash and cash equivalents	(3)	(1)	(8)
Net increase in cash and cash equivalents	$179	$208	$486
Operating Cash Flows
Cash provided by operating activities was $961 million for 2013 compared to $1,335 million for 2012 and $1,287 million for 2011. Operating cash flows can fluctuate significantly from period to period due to payment timing differences of working capital accounts such as accounts receivable, accounts payable, accrued liabilities and income taxes payable. During 2013, we made a $106 million payment to the IRS to suspend interest charges on prior period tax positions related to our 2002 through 2009 tax years.
Investing Cash Flows
Cash used in investing activities was $522 million in 2013 compared to $313 million in 2012 and $337 million in 2011. Our purchases of property, plant and equipment, which totaled $222 million, $280 million and $307 million in 2013, 2012 and 2011, respectively, reflect our continued investment in our product growth platforms currently in place. Additionally, during 2013, we acquired Endosense for $171 million in net cash consideration and we acquired Nanostim for $121 million in net cash consideration.
Financing Cash Flows
Cash used in financing activities was $257 million in 2013 compared to $813 million in 2012 and $456 million in 2011. Our financing cash flows can fluctuate significantly depending upon our liquidity needs and the amount of stock option exercises and the extent of our common stock repurchases. A summary of our financing cashflows is provided in the following table (in millions):

	2013	2012	2011
Stock issued under employee stock plans, net of tax benefit	458	120	311
Common stock repurchases	(833)	(992)	(809)
Dividends paid	(282)	(284)	(205)
Debt borrowings, net	554	321	247
Other, net	(154)	22	—
Net cash used in financing activities	(257)	(813)	(456)

During 2013, we issued $900 million principal amount of 10-year, 3.25% unsecured senior notes (2023 Senior Notes) and $700 million principal amount of 30-year, 4.75% unsecured senior notes (2043 Senior Notes). We used the majority of the proceeds to redeem both our $700 million principal amount 2014 Senior Notes and our $500 million principal amount 2019 Senior Notes. We used the remaining proceeds from the issuance of our 2023 Senior Notes and 2043 Senior Notes for general corporate purposes. We also entered into a 2-year, $500 million unsecured term loan and used the proceeds for general corporate purposes. Our repurchases of our common stock during fiscal years 2013, 2012 and 2011 was funded from cash generated from operations and issuances of commercial paper.

DEBT AND CREDIT FACILITIES
Total debt increased to $3,580 million at December 28, 2013 from $3,080 million at December 29, 2012. Our weighted average effective interest rate on outstanding long-term debt, inclusive of interest rate swaps, was 2.2% at both December 28, 2013 and December 29, 2012.
In June 2013, we entered into a 2-year, $500 million unsecured term loan, the proceeds of which were used for general corporate purposes, including the repayment of outstanding commercial paper borrowings. These borrowings bear interest at LIBOR plus 0.5%, subject to adjustment in the event of a change in our credit ratings. We may make principal payments on the outstanding borrowings any time after June 26, 2014.
In December 2010, we issued our $500 million principal amount 5-year, 2.50% unsecured senior notes (2016 Senior Notes). The majority of the net proceeds from the issuance of the 2016 Senior Notes was used for general corporate purposes. Interest payments are required on a semi-annual basis. We may redeem the 2016 Senior Notes at any time at the applicable redemption price. The 2016 Senior Notes are senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness.
Concurrent with the issuance of the 2016 Senior Notes, we entered into a 5-year, $500 million notional amount interest rate swap designated as a fair value hedge of the changes in fair value of our fixed-rate 2016 Senior Notes. In June 2012, we terminated the interest rate swap and received a cash payment of $24 million. The gain from terminating the interest rate swap agreement is reflected as an increase to the carrying value of the debt and is being amortized as a reduction of interest expense over the remaining life of the 2016 Senior Notes.
In April 2013, we issued $900 million principal amount of 2023 Senior Notes and $700 million principal amount of 2043 Senior Notes. We used a portion of the proceeds to redeem our $700 million principal amount of 2014 Senior Notes and our $500 million principal amount of 2019 Senior Notes. We intend to use the remaining proceeds for general corporate purposes. Interest payments are required on a semi-annual basis. We may redeem the 2023 Senior Notes or the 2043 Senior Notes at any time at the applicable redemption prices. Both the 2023 Senior Notes and 2043 Senior Notes are senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness.
In March 2010, we issued $450 million principal amount of 3-year, 2.20% senior notes that matured on September 15, 2013, which we paid in full utilizing our commercial paper borrowings and cash generated from operations.
In April 2010, we issued 10-year, 2.04% unsecured senior notes in Japan (2.04% Yen Notes) totaling 12.8 billion Japanese Yen (the equivalent of $122 million at December 28, 2013) and 7-year, 1.58% unsecured senior notes in Japan (1.58% Yen Notes) totaling 8.1 billion Japanese Yen (the equivalent of $78 million at December 28, 2013). We used the proceeds from these issuances to retire outstanding debt obligations. Interest payments on the 2.04% Yen Notes and 1.58% Yen Notes are required on a semi-annual basis and the principal amounts recorded on the balance sheet fluctuate based on the effects of foreign currency translation.
In March 2011, we borrowed 6.5 billion Japanese Yen under uncommitted credit facilities with two commercial Japanese banks that provide for borrowings up to a maximum of 11.25 billion Japanese Yen. The outstanding 6.5 billion Japanese Yen balance was the equivalent of $62 million at December 28, 2013. The principal amount reflected on the balance sheet fluctuates based on the effects of foreign currency translation. Half of the borrowings bear interest at the Yen LIBOR plus 0.25% and mature in March 2014, and the other half of the borrowings bear interest at the Yen LIBOR plus 0.275% and mature in June 2014. The maturity dates of each credit facility automatically extend for a one-year period, unless we elect to terminate the credit facility.
During 2013, we entered into a long-term $1.5 billion committed Credit Facility used to support our commercial paper program and for general corporate purposes. The Credit Facility expires in May 2018. Borrowings under this facility bear interest initially at LIBOR plus 0.8%, subject to adjustment in the event of a change in our credit ratings. Commitment fees under this Credit Facility are not material. The Credit Facility replaces our previous $1.5 billion credit facility that was scheduled to expire in February 2015. There were no outstanding borrowings under either facility as of December 28, 2013 or December 29, 2012.
Our commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. At December 28, 2013 and December 29, 2012 we had an outstanding commercial paper balance of $714 million and $593 million, respectively. During 2013 and 2012, our weighted average effective interest rate on our outstanding commercial paper borrowings was 0.24% and 0.23%, respectively. Any future commercial paper borrowings would bear interest at the applicable then-current market rates. Our predominant historical practice has been to issue commercial paper (up to the amount backed by our available borrowing capacity under the Credit Facility), as our commercial paper has historically been issued at lower interest rates.

Our Credit Facility and Yen Notes contain certain operating and financial covenants. Specifically, the Credit Facility requires that we have a leverage ratio (defined as the ratio of total debt to EBITDA (net earnings before interest, income taxes, depreciation and amortization)) not exceeding 3.5 to 1.0. The Yen Notes require that we have a ratio of total debt to total capitalization not exceeding 60% and a ratio of consolidated EBIT (net earnings before interest and income taxes) to consolidated interest expense of at least 3.0 to 1.0. Under the Credit Facility, our senior notes and Yen Notes we also have certain limitations on how we conduct our business, including limitations on additional liens or indebtedness and limitations on certain acquisitions, mergers, investments and dispositions of assets. We were in compliance with all of our debt covenants as of December 28, 2013.

SHARE REPURCHASES
On December 9, 2013, our Board of Directors authorized a share repurchase program of up to $700 million of our outstanding common stock. We began repurchasing shares on December 11, 2013 and completed the repurchases under the program on January 17, 2014, repurchasing 11.1 million shares for $700.0 million at an average repurchase price of $63.07 per share. From December 11, 2013 through December 28, 2013, we repurchased 4.4 million shares for $266 million at an average repurchase price of $60.18 per share.
On November 29, 2012, our Board of Directors authorized a share repurchase program of up to $1.0 billion of our outstanding common stock. We began repurchasing shares on December 5, 2012 and completed the repurchases under the program on February 1, 2013, repurchasing 26.8 million shares for $1.0 billion at an average repurchase price of $37.27 per share. From December 5, 2012 through December 29, 2012, we repurchased 12.9 million shares for $458 million at an average repurchase price of $35.60 per share. From December 30, 2012 through February 1, 2013, we repurchased 13.9 million shares for $542 million at an average repurchase price of $38.83 per share.
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

On October 15, 2010, our Board of Directors authorized a share repurchase program of up to $600 million of our outstanding common stock. On October 21, 2010, our Board of Directors authorized an additional $300 million of share repurchases as part of this share repurchase program. We completed the repurchases under the program on January 20, 2011, repurchasing a total of 22.0 million shares for $900 million at an average repurchase price of $40.87 per share. From January 2, 2011 through January 20, 2011, we repurchased 6.6 million shares for $275 million at an average repurchase price of $41.44 per share.

DIVIDENDS
Cash dividends totaled $0.25 per share for each quarter in fiscal year 2013 for a total of $286 million, $0.23 per share for each quarter in fiscal year 2012 for a total of $284 million and $0.21 per share for each quarter in fiscal year 2011 for a total of $272 million. On February 22, 2014 our Board of Directors authorized a cash dividend of $0.27 per share payable on April 30, 2014 to shareholders of record as of March 31, 2014. We expect to continue to pay quarterly cash dividends in the foreseeable future, subject to Board approval.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We believe that our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position or cash flows. Our off-balance sheet arrangements principally consist of operating leases for various facilities and equipment and purchase commitments.
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
A summary of contractual obligations and other minimum commercial commitments as of December 28, 2013 is as follows (in millions):

	Payments Due by Period
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
Contractual obligations related to
off-balance sheet arrangements:
Operating leases	$96	$30	$37	$25	$4
Purchase commitments (a)	463	404	45	12	2
Total	559	434	82	37	6

Contractual obligations reflected
in the balance sheet:
Debt obligations (b)	4,905	141	1,148	927	2,689
Contingent consideration (c)	245	178	27	40	—
Total	5,150	319	1,175	967	2,689

Grand Total (d)	$5,709	$575	$1,230	$964	$2,695

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

(c)
These amounts include contingent commitments to acquire various businesses involved in the distribution of our products and other contingent acquisition consideration payments. In connection with certain acquisitions, we may agree to provide additional consideration payments upon the achievement of certain product development milestones, which may include but are not limited to: successful levels of achievement in clinical trials and certain product regulatory approvals. We may also provide for additional consideration payments to be made upon the achievement of certain levels of future product sales. While it is not certain if and/or when these payments will be made, we have included the payments in the table based on our best estimates of the dates when we expect the milestones and/or contingencies will be met. Contingent consideration arrangements with variable interest entities have been excluded from the table, as we have the exclusive right, but not the obligation, to acquire these companies. See Note 2 to the Consolidated Financial Statements for further detail.

(d)
The table does not include $315 million of unrecognized tax benefits and $37 million of associated accrued interest and penalties as of December 28, 2013, as we are uncertain as to if or when such amounts may be paid. Additionally, the table does not include other liabilities of $282 million pertaining to non-qualified deferred compensation because the timing of the future cash payments is uncertain.

MARKET RISK
Foreign Exchange Rate Risk

We are exposed to foreign currency exchange rate fluctuations due to transactions denominated primarily in Euros, Japanese Yen, Canadian Dollars, Australian Dollars, Brazilian Reals, Argentine Peso, British Pounds and Swedish Kronor. When the U.S. Dollar weakens against foreign currencies, the dollar value of sales denominated in foreign currencies increases. When the U.S. Dollar strengthens against foreign currencies, the dollar value of sales denominated in foreign currencies decreases. A hypothetical 10% change in the value of the U.S. Dollar in relation to our foreign currency denominated sales would have an impact of approximately $269 million on our 2013 net sales. This amount is not indicative of the hypothetical net earnings impact due to partially offsetting impacts on the related cost of sales and operating expenses in the applicable foreign currencies.

Derivative Financial Instrument Risk

During 2013, 2012 and 2011, we hedged a portion of our foreign currency transaction risk through the use of forward exchange contracts. We use forward exchange contracts to manage foreign currency exposures related to intercompany receivables and payables arising from intercompany purchases of manufactured products. These forward contracts are not designated as qualifying hedging relationships under ASC Topic 815, Derivatives and Hedging (ASC Topic 815). We measure our foreign currency exchange rate contracts at fair value on a recurring basis. The fair value of all outstanding contracts was immaterial at December 28, 2013 and December 29, 2012. During 2013, 2012 and 2011, we recognized net gains of $15 million and $7 million and a net loss of $3 million, respectively, to other expense, net for our forward currency exchange contracts not designated as hedging instruments under ASC Topic 815. The net gains and losses were almost entirely offset by corresponding net losses and gains on the foreign currency exposures being managed. We do not enter into contracts for trading or speculative purposes. Our policy is to enter into hedging contracts with major financial institutions that have at least an “A” (or equivalent) credit rating. Although we are exposed to credit loss in the event of nonperformance by counterparties on our outstanding derivative contracts, we do not anticipate nonperformance by any of the counterparties. We continue to evaluate our foreign currency exchange rate risk and the different mechanisms for use in managing such risk, including using derivative financial instruments and operational hedges, such as international manufacturing operations. Our derivative financial instruments accounting policy is discussed in detail in Note 1 to the Consolidated Financial Statements. Although we have not entered into any derivative hedging contracts to hedge the net asset exposure of our foreign subsidiaries, we have elected to use natural hedging strategies in certain geographies. We have naturally hedged a portion of our Yen-denominated net asset exposure by issuing long-term Yen-denominated debt.
Fair Value Risk
We are also exposed to fair value risk on our Senior Notes and Yen Notes. As of December 28, 2013, the aggregate fair value of our Senior Notes (measured using quoted prices in active markets) was $2,236 million compared to the aggregate carrying value of $2,304 million (inclusive of the terminated interest rate swaps). Our 2043 Senior Notes have a fixed interest rate of 4.75%, our 2023 Senior Notes have a fixed rate of interest of 3.25% and our 2016 Senior Notes have a fixed rate of interest of 2.50%. A hypothetical one-percentage point change in the interest rates would have an impact of approximately $165 million to $195 million on the fair value of our Senior Notes. As of December 28, 2013, the fair value of our yen-denominated notes (2.04% Yen Notes and 1.58% Yen Notes), both of which have a fixed interest rate, approximated their carrying value. A hypothetical one-percentage point change in the interest rates would have an aggregate impact of approximately $10 million on the fair value of the yen-denominated notes.
Our variable-rate debt consists of our commercial paper borrowings in the United States and our yen-denominated credit facilities in Japan. Assuming average outstanding borrowings of $1,276 million during 2013, a hypothetical one-percentage point change in the interest rates would have an impact of approximately $13 million on our 2013 interest expense.
We are also exposed to equity market risk on our marketable equity security investments. We hold certain marketable equity securities of publically-traded companies. Our investments in these companies had a fair value of $35 million at December 28, 2013, which are subject to the underlying price risk of the public equity markets.
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
We continually evaluate all government receivables for potential collection risks associated with the availability of government funding, reimbursement practices and economic conditions. During 2013 and 2011, we recognized $9 million and $66 million of accounts receivable reserves for increased collection risk associated with certain accounts receivable in Europe. If the financial condition of customers or the countries' healthcare systems deteriorate such that their ability to make payments is uncertain, additional allowances may be required in future periods. Our aggregate accounts receivable balance, net of the allowance for doubtful accounts, as of December 28, 2013 and December 29, 2012 in Italy, Spain, Portugal and Greece was approximately $317 million and $344 million, respectively, which made up 22% and 26%, respectively, of our consolidated net accounts receivable balance. No significant accounts receivable allowance charges were recognized in 2012.

CAUTIONARY STATEMENTS
In this discussion and in other written or oral statements made from time to time, we have included and may include statements that constitute “forward-looking statements” with respect to the financial condition, results of operations, plans, objectives, new products, future performance and business of St. Jude Medical, Inc. and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “forecast,” “project,” “believe” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. By identifying these statements for you in this manner, we are alerting you to the possibility that actual results may differ, possibly materially, from the results indicated by these forward-looking statements. We undertake no obligation to update any forward-looking statements. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties discussed in the previous section entitled Off-Balance Sheet Arrangements and Contractual Obligations, Market Risk and Competition and Other Considerations and in Part I, Item 1A, Risk Factors of our Annual Report on Form 10-K as well as the various factors described below. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties. We believe the most significant factors that could affect our future operations and results are set forth in the following list.

1.	Competition, including product introductions by competitors that have advanced technology, better features or lower pricing.
2.
Safety, performance or efficacy concerns about our products, many of which are expected to be implanted for many years, some of which may lead to recalls and/or advisories with the attendant expenses and declining sales.

3.
A reduction in the number of procedures using our devices caused by cost-containment pressures, publication of adverse study results, initiation of investigations of our customers related to our devices or the development of or preferences for alternative technologies or therapies.

4.
Declining industry-wide sales caused by product quality issues or recalls or advisories by us or our competitors that result in loss of physician and/or patient confidence in the safety, performance or efficacy of sophisticated medical devices in general and/or the types of medical devices recalled in particular.

5.
Governmental legislation, including the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, and/or regulation that significantly impacts the healthcare system in the United States or in international markets and that results in lower reimbursement for procedures using our products or denies coverage for such procedures, reduces medical procedure volumes or otherwise adversely affects our business and results of operations, including the imposition of any medical device excise tax.

6.
Any changes to the U.S. Medicare or Medicaid systems or international reimbursement systems that significantly reduces reimbursement for procedures using our medical devices or denies coverage for such procedures, as well as adverse decisions relating to our products by administrators of such systems on coverage or reimbursement issues.

7.
Changes in laws, regulations or administrative practices affecting government regulation of our products, such as FDA regulations, including those that decrease the probability or increase the time and/or expense of obtaining approval for products or impose additional burdens on the manufacture and sale of medical devices.

8.	Consolidation and other healthcare industry changes leading to demands for price concessions and/or limitations on, or the elimination of, our ability to sell in significant market segments.
9.
Failure to successfully complete, or unfavorable data from, clinical trials for our products or new indications for our products and/or failure to successfully develop markets for such new indications.

10.
Conditions imposed in resolving, or any inability to timely resolve, any regulatory issues raised by the FDA, including Form 483 observations or warning letters, as well as risks generally associated with our health, safety and environmental regulatory compliance and quality systems.

11.	Assertion, acquisition or grant of key patents by or to others that have the effect of excluding us from market segments or requiring us to pay royalties.
12.	Adverse developments in litigation, including product liability litigation, patent or other intellectual property litigation, qui tam litigation or shareholder litigation.
13.	Our ability to fund future product liability losses related to claims made subsequent to becoming self-insured.
14.	Economic factors, including inflation, contraction in capital markets, changes in interest rates and changes in foreign currency exchange rates.
15.
Disruptions in the financial markets or changes in economic conditions that adversely impact the availability and cost of credit and customer purchasing and payment patterns, including the collectability of customer accounts receivable.

16.	The loss of, or price increases by, suppliers of key components, some of which are sole-sourced.
17.	Inability to successfully integrate the businesses that we have acquired in recent years and that we plan to acquire.
18.
Risks associated with our substantial international operations, including economic and political instability, currency fluctuations, changes in customs, tariffs and other trade restrictions and compliance with foreign laws.

19.	Our inability to realize the expected benefits from our restructuring initiatives and continuous improvement efforts and the negative unintended consequences such activity could have.
20.	Adverse developments in investigations and governmental proceedings.
21.
Regulatory actions arising from concern over Bovine Spongiform Encephalopathy, sometimes referred to as “mad cow disease,” that have the effect of limiting our ability to market products using bovine collagen, such as Angio-Seal™, or products using bovine pericardial material, such as our Biocor®, Epic™, or and Trifecta™ tissue heart valves, or that impose added costs on the procurement of bovine collagen or bovine pericardial material.

22.
Severe weather or other natural disasters that can adversely impact customer purchasing patterns and/or patient implant procedures or cause damage to the facilities of our critical suppliers or one or more of our facilities, such as an earthquake affecting our facilities in California and Costa Rica or a hurricane affecting our facilities in Puerto Rico and Malaysia.

23.	Our inability to maintain, protect and enhance our existing information and manufacturing systems and our products that incorporate information technology or to develop new systems and products.
24.	Changes in accounting rules or tax laws that adversely affect our results of operations, financial position or cash flows.

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
Audit Committee Oversight
The adequacy of our internal accounting controls, the accounting principles employed in our financial reporting and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of independent directors. The independent registered public accounting firm meets with, and has unrestricted access to, the Audit Committee to discuss the results of its audit work.
Management's Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the Company's management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). Based on this evaluation, we concluded that our internal control over financial reporting was effective as of December 28, 2013. Ernst & Young LLP, our independent registered public accounting firm, has also audited the effectiveness of the Company's internal control over financial reporting as of December 28, 2013 as stated in its report which is included herein.

/s/   Daniel J. Starks
Daniel J. Starks
Chairman, President and Chief Executive Officer

/s/   Donald J. Zurbay
Donald J. Zurbay
Vice President, Finance and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
of St. Jude Medical, Inc.

We have audited St. Jude Medical, Inc.'s internal control over financial reporting as of December 28, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). St. Jude Medical, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, St. Jude Medical, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 28, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of St. Jude Medical, Inc. as of December 28, 2013 and December 29, 2012, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 28, 2013, and our report dated February 25, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2014

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
of St. Jude Medical, Inc.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. as of December 28, 2013 and December 29, 2012, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 28, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. at December 28, 2013 and December 29, 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), St. Jude Medical, Inc.'s internal control over financial reporting as of December 28, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 25, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2014

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions, except per share amounts)

Fiscal Year Ended	December 28, 2013	December 29, 2012	December 31, 2011
Net sales	$5,501	$5,503	$5,612
Cost of sales:
Cost of sales before special charges	1,529	1,445	1,486
Special charges	45	93	47
Total cost of sales	1,574	1,538	1,533
Gross profit	3,927	3,965	4,079
Selling, general and administrative expense	1,884	1,891	2,084
Research and development expense	691	676	705
Purchased in-process research and development charges	—	—	4
Special charges	301	298	171
Operating profit	1,051	1,100	1,115
Other expense, net	267	95	96
Earnings before income taxes and noncontrolling interest	784	1,005	1,019
Income tax expense	92	253	193
Net earnings before noncontrolling interest	692	752	826
Net loss attributable to noncontrolling interest	(31)	—	—
Net earnings attributable to St. Jude Medical, Inc.	$723	$752	$826
Net earnings per share attributable to St. Jude Medical, Inc.:
Basic	$2.52	$2.40	$2.55
Diluted	$2.49	$2.39	$2.52
Cash dividends declared per share:	$1.00	$0.92	$0.84
Weighted average shares outstanding:
Basic	287.0	313.3	324.3
Diluted	290.6	314.8	327.1
See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

Fiscal Year Ended	December 28, 2013	December 29, 2012	December 31, 2011
Net earnings before noncontrolling interest	$692	$752	$826
Other comprehensive income (loss), net of tax:
Unrealized gain on available-for-sale securities, net of taxes of $2 million, $1 million and $2 million, respectively	5	10	3
Reclassification of realized gain on available-for-sale securities, net of taxes of $5 million and $6 million, respectively	(8)	(8)	—
Unrealized gain on derivative financial instruments, net of taxes	3	—	—
Foreign currency translation adjustment, net of taxes	—	28	(71)
Other comprehensive income (loss)	—	30	(68)
Total comprehensive income before noncontrolling interest	692	782	758
Total comprehensive loss attributable to noncontrolling interest	(31)	—	—
Total comprehensive income attributable to St. Jude Medical, Inc.	$723	$782	$758
See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions, except par value and share amounts)

	December 28, 2013	December 29, 2012
ASSETS
Current Assets
Cash and cash equivalents	$1,373	$1,194
Accounts receivable, less allowance for doubtful accounts	1,422	1,349
Inventories	708	610
Deferred income taxes, net	229	220
Other current assets	178	178
Total current assets	3,910	3,551
Property, Plant and Equipment
Land, building and improvements	651	602
Machinery and equipment	1,674	1,603
Diagnostic equipment	474	424
Property, plant and equipment at cost	2,799	2,629
Less accumulated depreciation	(1,389)	(1,204)
Net property, plant and equipment	1,410	1,425
Goodwill	3,524	2,961
Intangible assets, net	911	804
Deferred income taxes, net	116	130
Other assets	377	400
TOTAL ASSETS	$10,248	$9,271
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current debt obligations	$62	$530
Accounts payable	247	254
Dividends payable	72	68
Income taxes payable	32	142
Employee compensation and related benefits	312	299
Other current liabilities	655	482
Total current liabilities	1,380	1,775
Long-term debt	3,518	2,550
Deferred income taxes, net	240	323
Other liabilities	706	529
Total liabilities	5,844	5,177
Commitments and Contingencies (Note 5)	—	—
Shareholders’ Equity
Preferred stock ($1.00 par value; 25,000,000 shares authorized; none outstanding)	—	—
Common stock ($0.10 par value; 500,000,000 shares authorized; 289,117,352 and 295,648,327 shares issued and outstanding at December 28, 2013 and December 29, 2012, respectively)	29	30
Additional paid-in capital	220	—
Retained earnings	3,936	4,018
Accumulated other comprehensive income	46	46
Total shareholders' equity before noncontrolling interest	4,231	4,094
Noncontrolling interest	173	—
Total shareholders' equity	4,404	4,094
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,248	$9,271
See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions, except share amounts)

					Accumulated
	Common Stock		Additional		Other		Total
	Number of		Paid-In	Retained	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Earnings	Income	Interest	Equity
Balance at January 1, 2011	329,018,166	$33	$156	$4,099	$84	$—	$4,372
Net earnings				826		—	826
Other comprehensive loss					(68)	—	(68)
Cash dividends declared				(272)			(272)
Repurchases of common stock	(18,314,774)	(2)	(504)	(269)			(775)
Stock-based compensation			76				76
Common stock issued under employee stock plans and other, net	8,912,573	1	302				303
Tax benefit from stock plans			13				13
Balance at December 31, 2011	319,615,965	32	43	4,384	16	—	4,475
Net earnings				752		—	752
Other comprehensive income					30	—	30
Cash dividends declared				(284)			(284)
Repurchases of common stock	(27,670,874)	(3)	(221)	(834)			(1,058)
Stock-based compensation			69				69
Common stock issued under employee stock plans and other, net	3,703,236	1	118				119
Tax shortfall from stock plans			(9)				(9)
Balance at December 29, 2012	295,648,327	30	—	4,018	46	—	4,094
Net earnings				723		(31)	692
Other comprehensive income					—	—	—
Cash dividends declared				(286)			(286)
Repurchases of common stock	(18,385,436)	(2)	(287)	(519)			(808)
Stock-based compensation			65				65
Common stock issued under employee stock plans and other, net	11,854,461	1	442				443
Additions in noncontrolling ownership interests						204	204
Balance at December 28, 2013	289,117,352	$29	$220	$3,936	$46	$173	$4,404

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

Fiscal Year Ended	December 28, 2013	December 29, 2012	December 31, 2011
OPERATING ACTIVITIES
Net earnings	$692	$752	$826
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	297	284	296
Amortization of debt premium, net	(6)	(11)	(5)
Inventory step-up amortization	4	—	30
Contingent consideration fair value adjustment, net	1	—	—
Stock-based compensation	65	69	76
Excess tax benefits from stock issued under employee stock plans	(15)	(1)	(9)
Gain on sale of investments	(13)	(14)	—
Loss on retirement of long-term debt	161	—	—
Purchased in-process research and development charges	—	—	4
Deferred income taxes, net	(124)	(77)	(65)
Other, net	75	106	78
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(100)	13	(55)
Inventories	(99)	13	10
Other current assets	13	4	48
Accounts payable and accrued expenses	31	29	39
Income taxes payable	(21)	168	14
Net cash provided by operating activities	961	1,335	1,287
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(222)	(280)	(307)
Business acquisition payments, net of cash acquired	(292)	—	—
Proceeds from sale of investments	10	19	—
Other investing activities, net	(18)	(52)	(30)
Net cash used in investing activities	(522)	(313)	(337)
FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued, net	443	119	302
Excess tax benefits from stock issued under employee stock plans	15	1	9
Common stock repurchased, including related costs	(833)	(992)	(809)
Dividends paid	(282)	(284)	(205)
Issuances of commercial paper borrowings, net	121	321	247
Borrowings under debt facilities	2,092	—	78
Payments under debt facilities	(1,659)	—	(78)
Other financing activities, net	(154)	22	—
Net cash used in financing activities	(257)	(813)	(456)
Effect of currency exchange rate changes on cash and cash equivalents	(3)	(1)	(8)
Net increase in cash and cash equivalents	179	208	486
Cash and cash equivalents at beginning of period	1,194	986	500
Cash and cash equivalents at end of period	$1,373	$1,194	$986

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$246	$177	$203
Interest	$95	$69	$68
Noncash investing and financing activities:
Additions in noncontrolling ownership interests	$204	$—	$—
Fair value of acquisition contingent consideration	$188	$—	$—

See notes to the consolidated financial statements.

ST. JUDE MEDICAL, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Company Overview: St. Jude Medical, Inc., together with its subsidiaries (St. Jude Medical or the Company) develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiovascular and atrial fibrillation therapy areas and implantable neurostimulation devices for the management of chronic pain. On August 30, 2012, the Company announced the realignment of its product divisions into two new business units (or divisions): the Implantable Electronic Systems Division (combining its legacy Cardiac Rhythm Management and Neuromodulation product divisions) and the Cardiovascular and Ablation Technologies Division (combining its legacy Cardiovascular and Atrial Fibrillation product divisions). In addition, the Company centralized certain support functions, including information technology, human resources, legal, business development and certain marketing functions. The organizational changes were part of a comprehensive plan to accelerate its growth, reduce costs and leverage economies of scale. The Company began reporting under the new organizational structure as of the beginning of fiscal year 2013.
The Company's principal products in each division are as follows: Implantable Electronic Systems Division (IESD) – tachycardia implantable cardioverter defibrillator systems (ICDs), bradycardia pacemaker systems (pacemakers) and neurostimulation products (spinal cord and deep brain stimulation devices); and Cardiovascular and Ablation Technologies Division (CATD) – vascular products (vascular closure products, pressure measurement guidewires, optical coherence tomography (OCT) imaging products, vascular plugs and other vascular accessories), structural heart products (heart valve replacement and repair products and structural heart defect devices) and atrial fibrillation (AF) products (EP introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems). The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company's products are the United States, Europe, Japan and Asia Pacific.
On January 28, 2014, the Company announced further organizational changes to combine its IESD and CATD operating divisions, resulting in an integrated research and development organization and a consolidation of manufacturing and supply chain operations worldwide. The integration will be conducted in a phased approach throughout 2014. The Company's continuing global restructuring efforts are focused on streamlining its organization to improve productivity, reduce costs and leverage its scale to drive additional growth. The Company will continue to report under the existing reportable segment structure for internal management financial forecasting and reporting purposes into fiscal year 2014 until the organizational changes and the related financial reporting structure is finalized.
Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and entities for which St. Jude Medical has a controlling financial interest. Intercompany transactions and balances have been eliminated in consolidation. For variable interest entities (VIEs), the Company assesses the terms of its interest in the entity to determine if St. Jude Medical is the primary beneficiary. Variable interests are ownership, contractual or other interests in an entity that change with increases or decreases in the fair value of the VIE's net assets exclusive of variable interests. The entity that consolidates the VIE is considered the primary beneficiary, and is defined as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE's economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. In the first quarter of 2013, the Company determined that CardioMEMS, Inc. (CardioMEMS) was a VIE for which the Company is the primary beneficiary and began consolidating their results effective February 27, 2013. Additionally, during the second quarter of 2013, the Company entered into a $40 million equity investment, contingent acquisition agreement and exclusive distribution agreement with Spinal Modulation, Inc. (Spinal Modulation) and determined it also was a VIE for which the Company is the primary beneficiary. The Company began consolidating Spinal Modulation's results effective June 7, 2013 (see Note 2).
Fiscal Year: The Company utilizes a 52/53-week fiscal year ending on the Saturday nearest December 31st. Fiscal year 2013, 2012 and 2011 consisted of 52 weeks and ended on December 28, 2013, December 29, 2012 and December 31, 2011, respectively.
Reclassifications: Certain prior period amounts have been reclassified to conform to current year presentation (see Note 15).
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
The following table summarizes the components of the balance of the Company's available-for-sale securities at December 28, 2013 and December 29, 2012 (in millions):

	December 28, 2013	December 29, 2012
Adjusted cost	$7	$9
Gross unrealized gains	28	32
Fair value	$35	$41

Available-for-sale securities are reported at fair value based upon quoted market prices (see Note 13). Unrealized gains and losses, net of related incomes taxes, are recognized in accumulated other comprehensive income in shareholders' equity. Upon the sale of an available-for-sale security, the unrealized gain (loss) is reclassified out of accumulated other comprehensive income and reflected as a realized gain (loss) in net earnings. Realized gains (losses) are computed using the specific identification method and recognized as other expense, net. During both 2013 and 2012, the Company sold available-for-sale securities, recognizing pre-tax gains of $13 million and $14 million, respectively (see Note 10). There were no realized gains (losses) from the sale of available-for-sale securities recorded during fiscal year 2011. Additionally, when the fair value of an available-for-sale security falls below its original cost and the Company determines that the corresponding unrealized loss is other-than-temporary, it recognizes an impairment loss to net earnings in that period. There were no available-for-sale impairment losses recognized in fiscal years 2013, 2012 or 2011.

The Company's investments in mutual funds are reported at fair market value based upon quoted market prices (see Note 13) and are held in a rabbi trust, which is not available for general corporate purposes and is subject to creditor claims in the event of insolvency. These investments are specifically designated as available to the Company solely for the purpose of paying benefits under the Company's deferred compensation plan (see Note 12).
Accounts Receivable: The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. During 2013, the Company recognized a $9 million accounts receivable allowance charge in connection with a distributor termination in Europe. During 2011, the Company recognized a $57 million accounts receivable allowance charge with a distributor in the Greece market. In February 2012, an agreement was reached between the Greek government and the European Union and International Monetary Fund whereby creditors would swap existing Greek government bonds for new bonds with a significant reduction in face value, a longer term and lower interest rates. This agreement, among other macroeconomic and factors specific to the distributor, negatively impacted the solvency and liquidity of the Company's Greece distributor, raising significant doubt regarding the collectability of the Company's outstanding receivable balance. As a result, the Company recognized the $57 million accounts receivable allowance charge in the consolidated financial statements for the fiscal year ended December 31, 2011, which was subsequently written off during 2012. The Company also recognized an additional $9 million accounts receivable allowance charge in 2011 for increased collection risk associated with a customer in Europe. No significant accounts receivable allowance charges were recognized in 2012. The Company's total allowance for doubtful accounts was $45 million and $47 million at December 28, 2013 and December 29, 2012, respectively.
Inventories: Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories consisted of the following (in millions):

	December 28, 2013	December 29, 2012
Finished goods	$494	$416
Work in process	52	50
Raw materials	162	144
	$708	$610

Property, Plant and Equipment: Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 15 years to 39 years for buildings and improvements, three to 15 years for machinery and equipment, including capitalized development costs for internal-use software, and three to seven years for diagnostic equipment. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from ICDs and pacemakers. Diagnostic equipment also includes other capital equipment provided by us to customers for use in diagnostic and surgical procedures. The estimated useful lives of this equipment are based on anticipated usage by physicians and healthcare professionals and the timing and impact of expected new technology platforms and rollouts by the Company. Property, plant and equipment are depreciated using accelerated methods for income tax purposes. During 2013, 2012 and 2011, depreciation expense was $218 million, $196 million, and $203 million, respectively.
Goodwill: Goodwill represents the excess of cost over the fair value of identifiable net assets of a business acquired. Goodwill for each reporting unit is reviewed for impairment at least annually. The Company assesses goodwill impairment by considering qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and sustained decrease in share price. If the qualitative assessment results in a determination that the fair value of a reporting unit is more-likely-than-not ("likely" meaning having a likelihood of more than 50%) greater than its carrying amount, no additional testing is considered necessary. However, if the Company determines the fair value is more-likely-than-not below the carrying value of a reporting unit, the Company performs the two-step goodwill impairment test required by the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 350, Intangibles - Goodwill and Other. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would complete step 2 in order to measure the potential impairment loss. In step 2, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference. During the fourth quarters of 2013, 2012 and 2011, the Company concluded that it was more-likely-than-not that the fair value was more than its carry value based on its qualitative assessment.
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
The Company's policy defines IPR&D as the value of technology acquired for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products in an applicable geographic region. IPR&D acquired in a business acquisition is subject to ASC Topic 805, Business Combinations (ASC Topic 805), which requires the fair value of IPR&D to be capitalized as an indefinite-lived intangible asset until completion of the IPR&D project or abandonment. Upon completion of the development project (generally when regulatory approval to market the product is obtained), the IPR&D is amortized over its estimated useful life. If the IPR&D projects are abandoned, the related IPR&D assets would likely be impaired and written down to fair value. The purchase of certain intellectual property assets relate to technology or products without regulatory approval is considered a purchase of assets rather than the acquisition of a business. For such purchases, rather than being capitalized, any IPR&D acquired in such asset purchases is expensed immediately.
The Company also reviews its indefinite-lived intangible assets for impairment regularly to determine if any adverse conditions exist that would indicate impairment or when impairment indicators exist. The Company assesses its indefinite-lived intangible assets for impairment similar to goodwill by considering qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events and project-based performance toward regulatory approvals. Similar to the goodwill impairment analysis, if the qualitative assessment results in a determination that the fair value of an indefinite-lived intangible asset is more-likely-than-not ("likely" meaning having a likelihood of more than 50%) greater than its carrying amount, no additional testing is considered necessary. However, if the Company determines the fair value of its indefinite-lived intangible assets is more-likely-than-not below the carrying value, impairment indicators exist. During 2013, the Company performed a qualitative assessment of its indefinite-lived intangible assets by considering many of the above factors and subsequently determined that a quantitative impairment analysis was further necessary for certain CATD indefinite-lived tradename and IPR&D assets. The Company utilized a discounted cash flow model for each individual asset level under scrutiny and recognized an impairment charge of $29 million to write-down the related assets to fair value. The impairments were due primarily to the Company's revised expectations, including an increase in the cost and length of time to bring the related products to market through U.S. regulatory approval. The Company recognized no impairment charges on its indefinite-lived intangible assets during fiscal year 2012 or 2011.
The Company also reviews its definite-lived intangible assets for impairment when impairment indicators exist. When impairment indicators exist, the Company determines if the carrying value of its definite-lived intangible assets exceeds the related undiscounted future cash flows. In cases where the carrying value exceeds the undiscounted cash flows, the carrying value is written down to fair value, which the Company determines using present value cash flow calculations. During 2012, the Company recognized impairment charges of $31 million associated with purchased technology assets in the Company's

IESD and CATD segments, as their future expected discounted cash flows did not exceed the carrying value of the related assets. Additionally, during 2013, 2012 and 2011, the Company recognized $13 million, $2 million and $52 million, respectively, of intangible asset impairments primarily associated with customer relationship intangible assets acquired in connection with legacy acquisitions of businesses involved in the distribution of the Company's products. Due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, these intangible assets were determined to have no future discrete cash flows and were fully impaired in the respective periods. See Note 9 for further detail regarding the intangible asset impairments recognized during fiscal years 2013, 2012 and 2011.
Contingent Consideration: In connection with certain business combinations or purchases of intellectual property the Company may agree to provide future contingent consideration payments. Payment of the additional consideration is generally contingent on the acquired company reaching certain performance milestones, including attaining specified revenue levels, achieving product development targets or receiving regulatory approvals to market products. Contingent consideration is recognized on the acquisition date at the estimated fair value of the contingent milestone payment(s). The acquisition date fair value is measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of measurement in accordance with accepted valuation methods. The fair value of the contingent consideration is remeasured to its estimated fair value at each reporting period with the change in fair value recognized in selling, general and administrative expense in the Company's Consolidated Statements of Earnings.
Product Warranties: The Company offers a warranty on various products, the most significant of which relate to pacemaker and ICD systems. The Company estimates the costs it expects to incur under its warranties and records a liability for such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company regularly assesses the adequacy of its warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's product warranty liability during fiscal years 2013 and 2012 were as follows (in millions):

	2013	2012
Balance at beginning of period	$38	$36
Warranty expense recognized	3	5
Warranty credits issued	(4)	(3)
Balance at end of period	$37	$38

Product Liability: Based on historical loss trends and anticipated loss on products sold, the Company accrues for product liability claims through its self-insurance program in effort to adequately cover future losses. Additionally, the Company accrues for product liability claims when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Receivables for insurance recoveries from prior product liability insurance coverage are recognized when it is probable that a recovery will be realized. We are currently the subject of product liability litigation proceedings and other proceedings described in more detail at Note 5.

Litigation: The Company accrues a liability for costs related to litigation, including future legal costs, settlements and judgments where it has assessed that such costs are probable and an amount can be reasonably estimated.
Revenue Recognition: The Company sells its products to hospitals primarily through a direct sales force. In certain international markets, the Company sells its products through independent distributors. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured. A portion of the Company's inventory is held by field sales representatives or consigned at hospitals. For such product inventory, revenue is recognized at the time the Company is notified that the inventory has been implanted or used by the customer. For products that are not consigned, revenue recognition occurs upon shipment to the hospital or, in the case of distributors, when title transfers under the contract assuming all other revenue recognition criteria are met. The Company offers sales rebates and discounts to certain customers. The Company records such rebates and discounts as a reduction of net sales in the same period revenue is recognized. The Company estimates rebates based on customers' contracted terms and historical sales experience.
Excise Taxes: The Company incurs certain excise taxes in the distribution of its products, including a medical device excise tax assessed on U.S sales and an excise tax assessed on purchases from the Company's Puerto Rico manufacturing subsidiary. The U.S. medical device excise tax is imposed on the first sale in the U.S. by the manufacturer, producer or importer of a medical device to either a third party or an affiliated distribution entity. The Company capitalizes the assessment of these excise taxes as part of inventory, which is then recognized as cost of sales when the related inventory is sold to a third party customer.
Research and Development: Research and development costs are expensed as incurred. Research and development costs include costs of all basic research activities, including engineering and technical effort required to develop a new product or make significant improvements to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory costs and clinical research expenses.
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
The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting award forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will only be for those awards that vest. The Company's awards are not eligible to vest early in the event of retirement, however, the majority of the Company's awards vest early in the event of a change in control. See Note 8 for further detail on the Company's stock compensation plans.
Net Earnings Per Share Attributable to St. Jude Medical, Inc.: Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares during the period, exclusive of dilutive securities. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive securities.
The following table sets forth the computation of basic and diluted net earnings per share for fiscal years 2013, 2012 and 2011 (in millions, except per share amounts):

	2013	2012	2011
Numerator:
Net earnings attributable to St. Jude Medical, Inc.	$723	$752	$826
Denominator:
Basic weighted average shares outstanding	287.0	313.3	324.3
Effect of dilutive securities:
Stock options	3.2	1.3	2.6
Restricted stock units	0.4	0.2	0.2
Diluted weighted average shares outstanding	290.6	314.8	327.1
Basic net earnings per share	$2.52	$2.40	$2.55
Diluted net earnings per share	$2.49	$2.39	$2.52
Approximately 4.8 million, 18.9 million and 11.5 million shares of common stock subject to stock options and restricted stock units were excluded from the diluted net earnings per share computation because they were not dilutive during fiscal years 2013, 2012 and 2011, respectively.
Foreign Currency Translation: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect throughout the year. Assets and liabilities of foreign operations are translated at period-end exchange rates with the impacts of foreign currency translation recognized to cumulative translation adjustment, a component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are included in other expense, net.
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
The Company uses forward contracts to manage foreign currency exposures primarily related to intercompany receivables and payables arising from intercompany purchases of manufactured products. These forward contracts are not designated as qualifying hedges and therefore, the changes in the fair values of these derivatives are recognized in net earnings and classified in other expense, net. The gains and losses on these forward contracts largely offset the losses or gains on the foreign currency exposures being managed. See Note 14 for further detail on the Company's use of its derivative financial instruments.
New Accounting Pronouncements: In February 2013, the FASB issued Accounting Standards Update (ASU) 2013-02: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02), an update to Comprehensive Income (Topic 220). ASU 2013-02 requires an entity to present either on the face of the statement where net income is presented or in the notes to the financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective line items in the statement presenting net income. Additionally, disclosures about the changes in each component of accumulated other comprehensive income are also required. ASU 2013-02 requires prospective application and is effective for all fiscal years and interim periods beginning after December 15, 2012. The Company adopted ASU 2013-02 in the first quarter of 2013 and includes the required disclosures in Note 7.

NOTE 2 – BUSINESS COMBINATIONS
Endosense S.A.: On August 19, 2013, the Company acquired all the outstanding shares of Endosense S.A. (Endosense) for the equivalent of $171 million (160 million Swiss Francs) in net cash consideration using available cash from outside the United States (U.S.). Endosense is based in Geneva, Switzerland and develops, manufactures and markets the TactiCath® irrigated ablation catheter to provide physicians a real-time, objective measure of the force to apply to the heart wall during a catheter ablation procedure. The Endosense force-sensing technology is CE Mark-approved for atrial fibrillation and supra ventricular tachycarida ablation. Under the terms of the acquisition agreement, the Company is obligated to make an additional cash payment of up to 150 million Swiss Francs (approximately $167 million at December 28, 2013), contingent upon both the achievement and timing of U.S. Food and Drug Administration (FDA) approval.

Consistent with the provisions of ASC Topic 805, the Company accrued the contingent payment on the date of acquisition after determining its fair value of $132 million in arriving at $303 million of total consideration, net of cash acquired. The contingent consideration liability is reflected in other current liabilities as of December 28, 2013 and continues to be remeasured to fair value at each reporting period with changes in fair value reflected in the Consolidated Statements of Earnings.

The goodwill recorded as a result of the Endosense acquisition is not deductible for income tax purposes and was entirely allocated to the CATD reportable segment. The goodwill represents the strategic opportunities for growing the Company's atrial fibrillation product portfolio and the expected revenue growth from increased market penetration from future products and customers. The Company now has the potential to integrate the force-sensing technology to offer a MediGuide™-enabled force-sensing ablation catheter and incorporate force-sensing data into its EnSite Velocity™ Mapping System. In connection with the acquisition of Endosense, the Company recognized $20 million of developed technology intangible assets that have an estimated useful life of 7 years and $33 million of IPR&D that was capitalized as an indefinite-lived intangible asset. Upon completion of the related development projects (when U.S. regulatory approval to market the product is obtained), the IPR&D will be amortized over its estimated useful life.

The results of Endosense since the date of acquisition and pro forma disclosures of the consolidated results of the Company with the full year effects of Endosense have not been separately presented since the impact to the Company's results of operations was not material.

Nanostim, Inc.: On October 11, 2013, the Company exercised its exclusive purchase option and acquired all the outstanding shares of Nanostim, Inc. (Nanostim) for $121 million in net cash consideration. The Company previously held an investment in Nanostim, which provided the Company with an 18% voting equity interest. Nanostim is based in Sunnyvale, California and has developed the first leadless, miniaturized cardiac pacemaker system, which received CE Mark approval in August 2013. The Nanostim™ leadless pacemaker also received FDA conditional approval in September 2013 for its Investigational Device Exemption application and pivotal clinical trial protocol to begin evaluating the technology in the U.S. The terms of the Company’s original investment agreement with Nanostim included an exclusive fixed price purchase option to acquire the remaining 82% equity interest in Nanostim. In accordance with ASC Topic 810, Consolidations (ASC Topic 810), the Company previously concluded that Nanostim was a VIE, but that St. Jude Medical was not the primary beneficiary as it did not retain power to direct the activities of Nanostim that most significantly impacted its economic performance. The Company previously reflected its investment in Nanostim as a cost method investment in other assets.

At the time of acquisition, the Company's 18% voting equity interest in Nanostim was remeasured to fair value of $33 million, which approximated its carrying value, and the related remeasurement gain was not material. Under the terms of the acquisition agreement, the Company is obligated to make additional cash payments of up to $65 million, contingent upon the achievement and timing of certain revenue-based milestones. Consistent with the provisions of ASC Topic 805, the Company accrued the contingent payment after determining its fair value of $56 million in arriving at $210 million of total consideration, net of cash acquired. The contingent consideration accrual is reflected in other liabilities as of December 28, 2013 and will be remeasured to fair value at each reporting period with changes in fair value reflected in the Consolidated Statements of Earnings. The purchase price allocation is preliminary subject to finalization of the fair value valuation.

The goodwill recorded as a result of the Nanostim acquisition is not deductible for income tax purposes and was entirely allocated to the IESD reportable segment. The goodwill represents the strategic opportunities for growing the Company's cardiac rhythm management business through expected revenue growth from increased market penetration and consumer preference for a miniaturized, leadless pacemaker as well as the potential for future product indications. In connection with the acquisition of Nanostim, the Company recognized $34 million of developed technology intangible assets that have an estimated useful life of 10 years and $27 million of IPR&D that was capitalized as an indefinite-lived intangible asset. Upon completion of the related development projects, the IPR&D will be amortized over its estimated useful life.

The results of Nanostim since the date of acquisition and pro forma disclosures of the consolidated results of the Company with the full year effects of Nanostim have not been separately presented since the impact to the Company's results of operations was not material.

The following table summarizes the purchase price allocation of the estimated fair values of net assets acquired and liabilities assumed as a result of the Company's acquisitions of Endosense and Nanostim during fiscal year 2013 as follows (in millions):

	Endosense	Nanostim	Total
Assets acquired:
Current assets	$2	$1	$3
Goodwill	258	149	407
IPR&D	33	27	60
Other intangible assets	20	34	54
Other long-term assets	1	1	2
Total assets acquired	314	212	526

Liabilities assumed:
Current liabilities	11	2	13
Net assets acquired	303	210	513

Cash paid	180	124	304
Cash acquired	(9)	(3)	(12)
Net cash consideration	171	121	292
Contingent consideration	132	56	188
Fair value of St. Jude Medical, Inc.'s previously held interest	—	33	33
Total purchase consideration	$303	$210	$513

Spinal Modulation, Inc.: On June 7, 2013, the Company made an equity investment of $40 million in Spinal Modulation, a privately-held company that is focused on the development of an intraspinal neuromodulation therapy that delivers spinal cord stimulation targeting the dorsal root ganglion to manage chronic pain. The investment agreement resulted in a 19% voting equity interest and provided the Company with the exclusive right, but not the obligation, to acquire Spinal Modulation for payments of up to $300 million during the period that extends through the completion of certain regulatory milestones. Additionally, in connection with the investment and contingent acquisition agreement, the Company also entered into an exclusive international distribution agreement, and obtained significant decision-making rights over Spinal Modulation's operations and economic performance. The Company also committed to providing additional debt financing to Spinal Modulation of up to $15 million. Accordingly, effective June 7, 2013, the Company determined that Spinal Modulation was a VIE for which St. Jude Medical is the primary beneficiary. Therefore, as of June 7, 2013, the financial condition and results of operations of Spinal Modulation were included in St. Jude Medical's consolidated financial statements. The Company has a 19% voting equity interest in Spinal Modulation and allocates the losses attributable to Spinal Modulation's noncontrolling shareholders to noncontrolling interest in St. Jude Medical's Consolidated Statements of Earnings and Consolidated Balance sheets.

The initial consolidation of a VIE that is determined to be a business is accounted for as a business combination. The following table summarizes the estimated fair values of Spinal Modulation’s assets and liabilities included in St. Jude Medical's consolidated balance sheets as of the June 7, 2013 consolidation date, and as of December 28, 2013 after elimination of all intercompany balances and transactions (in millions):

	June 7, 2013	December 28, 2013
Cash and cash equivalents	$41	$25
Other current assets	9	5
Goodwill	82	82
IPR&D	45	45
Other intangible assets	7	7
Other long-term assets	1	1
Total assets	185	165

Current liabilities	6	5
Deferred income taxes, net	19	19
Total liabilities	25	24

Non-controlling interest	$120	$104

The initial allocation of Spinal Modulation’s assets and liabilities included in the Company’s consolidated balance sheet is based upon preliminary valuations, and the estimated fair values of assets and liabilities are subject to change as the valuations are finalized within the initial measurement period. During the third quarter of 2013, the Company reflected a preliminary fair value adjustment and recorded a $35 million decrease to goodwill, a $5 million decrease to acquired IPR&D, a $3 million decrease to purchased technology intangible assets, a $3 million decrease to liabilities and a $40 million reduction to noncontrolling interest. These changes have been reflected retrospectively in the June 7, 2013 balances presented in the previous table.

The cash and cash equivalents balance of Spinal Modulation at June 7, 2013 includes $40 million of the Company’s equity investment proceeds. Assets recorded as a result of consolidating Spinal Modulation into the Company's consolidated balance sheet do not represent additional assets that could be used to satisfy claims against the Company's general assets. The creditors of Spinal Modulation do not have any recourse to the general credit of St. Jude Medical.

The goodwill recognized in connection with the Spinal Modulation transaction was not deductible for income tax purposes and was allocated entirely to the Company's IESD segment. The goodwill represents the strategic opportunities for growing the Company's neuromodulation chronic pain portfolio as well as the expected revenue growth from increased market penetration. The Company recognized $45 million of indefinite-lived IPR&D intangible assets. Upon completion of the related development project (generally when regulatory approval to market the product is obtained), the IPR&D will be amortized over its estimated useful life. The Company also recognized $7 million of purchased technology intangible assets with an estimated useful life of 12 years.

If the Company acquires Spinal Modulation, the contingent acquisition agreement also provides for additional consideration payments contingent upon the achievement of certain revenue-based milestones. In the event the Company acquires the noncontrolling interest of Spinal Modulation, the contingent payments would be recognized at the then-current fair value as an equity transaction.

CardioMEMS, Inc.: During 2010, the Company made an equity investment of $60 million in CardioMEMS, a privately-held company that is focused on the development of a wireless monitoring technology that can be placed directly into the pulmonary artery to assess cardiac performance via measurement of pulmonary artery pressure. The investment agreement resulted in a 19% voting equity interest and provided the Company with the exclusive right, but not the obligation, to acquire CardioMEMS for an additional payment of $375 million less any net debt payable to St. Jude Medical under a separate loan agreement entered into between CardioMEMS and the Company.

In the first quarter of 2013, the Company obtained significant decision-making rights over CardioMEMS' operations and provided debt financing of $28 million to CardioMEMS which was collateralized by substantially all the assets of CardioMEMS including its intellectual property. In July 2013, the Company provided $9 million of additional debt financing to CardioMEMS. In accordance with ASC Topic 810, the Company reconsidered its arrangements with CardioMEMS and determined that effective February 27, 2013 CardioMEMS was a VIE for which St. Jude Medical is the primary beneficiary. As a result, as of February 27, 2013, the financial condition and results of operations of CardioMEMS were included in St. Jude Medical's consolidated financial statements. The Company recognized a $29 million loss associated with a fair value remeasurement adjustment to other expense (see Note 10) to adjust the carrying value of its equity investment and fixed price purchase option. The Company continues to hold a 19% voting equity interest in CardioMEMS and allocates the losses attributable to CardioMEMS' noncontrolling shareholders to noncontrolling interest in St. Jude Medical's Consolidated Statements of Earnings and Consolidated Balance Sheets.

The initial consolidation of a VIE that is determined to be a business is accounted for as a business combination. The following table summarizes the estimated fair values of CardioMEMS’ assets and liabilities included in St. Jude Medical's consolidated balance sheets as of the February 27, 2013 consolidation date, and as of December 28, 2013 after elimination of all intercompany balances and transactions (in millions):

	February 27, 2013	December 28, 2013
Cash and cash equivalents	$33	$14
Other current assets	2	6
Goodwill	83	83
IPR&D	63	63
Other long-term assets	2	2
Total assets	183	168

Current liabilities	13	7
Deferred income taxes, net	23	23
Other liabilities	5	4
Total liabilities	41	34

Noncontrolling interest	$84	$68
The initial allocation of CardioMEMS’ assets and liabilities included in the Company’s consolidated balance sheet was based upon preliminary valuations, and the estimated fair values of assets and liabilities were subject to change as the valuations were finalized within the initial measurement period. During the third quarter of 2013, the Company finalized the valuations and allocation of the estimated fair values of CardioMEMS’ assets and liabilities and recorded a $1 million decrease to goodwill, a $6 million decrease to IPR&D, a $2 million decrease to liabilities and a $5 million reduction to noncontrolling interest. These changes have been reflected retrospectively in the February 27, 2013 balances presented in the previous table.

The cash and cash equivalents balance of CardioMEMS at February 27, 2013 includes $28 million of the Company’s debt financing proceeds. Assets recorded as a result of consolidating CardioMEMS into the Company's consolidated balance sheet do not represent additional assets that could be used to satisfy claims against the Company's general assets. The other creditors of CardioMEMS do not have any recourse to the general credit of St. Jude Medical.

The goodwill recognized in connection with the CardioMEMS transaction was not deductible for income tax purposes and was allocated entirely to the Company's IESD segment. The goodwill represents the strategic opportunities for growing the Company's cardiac rhythm management and heart failure therapy product portfolio as well as the expected revenue growth from increased market penetration. The Company recognized $63 million of indefinite-lived IPR&D intangible assets. Upon completion of the related development projects (generally when regulatory approval to market the product is obtained), the IPR&D will be amortized over its estimated useful life.

NOTE 3 – GOODWILL AND OTHER INTANGIBLE ASSETS
The changes in the carrying amount of goodwill for each of the Company’s reportable segments (see Note 15) for the fiscal years ended December 28, 2013 and December 29, 2012 were as follows (in millions):

	IESD	CATD	Total
Balance at December 31, 2011	$1,235	$1,718	$2,953
Foreign currency translation and other	(6)	14	8
Balance at December 29, 2012	1,229	1,732	2,961
Endosense S.A.	—	258	258
Nanostim, Inc.	149	—	149
Spinal Modulation, Inc.	82	—	82
CardioMEMS, Inc.	83	—	83
Foreign currency translation and other	(17)	8	(9)
Balance at December 28, 2013	$1,526	$1,998	$3,524

The following table provides the gross carrying amount of other intangible assets and related accumulated amortization (in millions):

	December 28, 2013		December 29, 2012
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets:
Purchased technology and patents	$986	$393	$947	$336
Customer lists and relationships	20	13	57	36
Trademarks and tradenames	22	11	22	10
Licenses, distribution agreements and other	4	1	6	4
	$1,032	$418	$1,032	$386
Indefinite-lived intangible assets:
Acquired IPR&D	$262		$109
Trademarks and tradenames	35		49
	$297		$158

During 2013, the Company recognized impairment charges of $29 million associated with its indefinite-lived tradename and IPR&D assets in the Company's CATD segment. Additionally, the Company recognized a $13 million impairment charge primarily associated with customer relationship intangible assets. See Note 9 for further details discussing these charges. The gross carrying amounts and related accumulated amortization amounts for these impairment charges were written off accordingly.

Amortization expense was $79 million, $88 million and $93 million during fiscal years 2013, 2012 and 2011, respectively. The following table presents expected future amortization expense including amortization expense of expected indefinite-lived IPR&D amortization based on anticipated regulatory product approvals. Actual amounts of amortization expense may differ due to actual timing of regulatory approvals, additional intangible assets acquired and foreign currency translation impacts (in millions):

						After
	2014	2015	2016	2017	2018	2018
Amortization expense	$90	$95	$101	$93	$87	$410

NOTE 4 – DEBT
The Company’s debt consisted of the following, including discounts and premiums (in millions):

	December 28, 2013	December 29, 2012
Term loan due 2015	$500	$—
2.50% senior notes due 2016	512	518
3.25% senior notes due 2023	896	—
4.75% senior notes due 2043	696	—
3.75% senior notes due 2014 (redeemed May 2013)	—	699
4.875% senior notes due 2019 (redeemed May 2013)	—	496
2.20% senior notes due 2013 (retired September 2013)	—	454
1.58% Yen-denominated senior notes due 2017	78	95
2.04% Yen-denominated senior notes due 2020	122	149
Yen-denominated credit facilities	62	76
Commercial paper borrowings	714	593
Total debt	3,580	3,080
Less: current debt obligations	62	530
Long-term debt	$3,518	$2,550
Expected future minimum principal payments under the Company’s debt obligations are as follows: $62 million in 2014; $500 million in 2015; $500 million in 2016; $78 million in 2017; $714 million in 2018; and $1,722 million in years thereafter.
Term Loan Due 2015: In June 2013, the Company entered into a 2-year, $500 million unsecured term loan that matures in June 2015, the proceeds of which were used for general corporate purposes including the repayment of outstanding commercial paper borrowings of the Company. These borrowings bear interest at LIBOR plus 0.5%, subject to adjustment in the event of a change in the Company's credit ratings. The Company may make principal payments on the outstanding borrowings any time after June 26, 2014.
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
Senior Notes Due 2023: In April 2013, the Company issued $900 million principal amount of 10-year, 3.25% unsecured senior notes (2023 Senior Notes) that mature in April 2023. Interest payments are required on a semi-annual basis. The 2023 Senior Notes were issued at a discount, yielding an effective interest rate of 3.31% at issuance. The debt discount is being amortized as interest expense through maturity. The Company may redeem the 2023 Senior Notes at any time at the applicable redemption price.
Senior Notes Due 2043: In April 2013, the Company issued $700 million principal amount of 30-year, 4.75% unsecured senior notes (2043 Senior Notes) that mature in April 2043. Interest payments are required on a semi-annual basis. The 2043 Senior Notes were issued at a discount, yielding an effective interest rate of 4.79% at issuance. The debt discount is being amortized as interest expense through maturity. The Company may redeem the 2043 Senior Notes at any time at the applicable redemption price.

In May 2013, the Company used the majority of the proceeds from the issuance of its 2023 Senior Notes and 2043 Senior Notes to redeem both $700 million principal amount of 5-year, 3.75% unsecured senior notes originally due in 2014 (2014 Senior Notes) and $500 million principal amount of 10-year, 4.875% unsecured senior notes originally due in 2019 (2019 Senior Notes). In connection with the redemption of these senior notes, the Company recognized an aggregate $161 million debt retirement charge in the second quarter of 2013 primarily associated with required make-whole redemption payments to noteholders from the senior notes being retired prior to their scheduled maturity as well as the write-off of unamortized debt issuance costs.
Senior Notes Due 2013: On March 10, 2010, the Company issued $450 million principal amount of 3-year, 2.20% unsecured senior notes (2013 Senior Notes) that matured on September 15, 2013, which the Company paid in full utilizing commercial paper borrowings and cash generated from operations.
1.58% Yen-Denominated Senior Notes Due 2017: On April 28, 2010, the Company issued 7-year, 1.58% unsecured senior notes in Japan (1.58% Yen Notes) totaling 8.1 billion Japanese Yen (the equivalent of $78 million at December 28, 2013 and $95 million at December 29, 2012). The principal amount of the 1.58% Yen Notes recorded on the balance sheet fluctuates based on the effects of foreign currency translation. Interest payments are required on a semi-annual basis and the entire principal balance is due on April 28, 2017.
2.04% Yen-Denominated Senior Notes Due 2020: On April 28, 2010, the Company issued 10-year, 2.04% unsecured senior notes in Japan (2.04% Yen Notes) totaling 12.8 billion Japanese Yen (the equivalent of $122 million at December 28, 2013 and $149 million at December 29, 2012). The principal amount of the 2.04% Yen Notes recorded on the balance sheet fluctuates based on the effects of foreign currency translation. Interest payments are required on a semi-annual basis and the entire principal balance is due on April 28, 2020.
Yen–Denominated Credit Facilities: In March 2011, the Company borrowed 6.5 billion Japanese Yen (the equivalent of $62 million at December 28, 2013 and $76 million at December 29, 2012) under uncommitted credit facilities with two commercial Japanese banks that provide for borrowings up to a maximum of 11.25 billion Japanese Yen. The principal amount reflected on the balance sheet fluctuates based on the effects of foreign currency translation. Half of the borrowings bear interest at Yen LIBOR plus 0.25% and mature in March 2014 and the other half of the borrowings bear interest at Yen LIBOR plus 0.275% and mature in June 2014. The maturity dates of each credit facility automatically extend for a one-year period, unless the Company elects to terminate the credit facility.
Other Available Borrowings: In May 2013, the Company entered into a $1.5 billion unsecured committed credit facility (Credit Facility) that it may draw on for general corporate purposes and to support its commercial paper program. The Credit Facility expires in May 2018. Borrowings under the Credit Facility bear interest initially at LIBOR plus 0.8%, subject to adjustment in the event of a change in the Company’s credit ratings. The Credit Facility replaces the Company's previous $1.5 billion credit facility that was scheduled to expire in February 2015. As of December 28, 2013 and December 29, 2012, the Company had no outstanding borrowings under either credit facility.
The Company’s commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. As of December 28, 2013 and December 29, 2012, the Company's commercial paper borrowings were $714 million and $593 million, respectively. During 2013, the Company’s weighted average effective interest rate on its commercial paper borrowings was approximately 0.24%. Any future commercial paper borrowings would bear interest at the applicable then-current market rates. The Company classifies all of its commercial paper borrowings as long-term debt, as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed Credit Facility.
NOTE 5 – COMMITMENTS AND CONTINGENCIES
Leases
The Company leases various facilities and equipment under non-cancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $30 million in 2014; $22 million in 2015; $15 million in 2016; $15 million in 2017; $10 million in 2018; and $4 million in years thereafter. Rent expense under all operating leases was $36 million, $44 million and $45 million in fiscal years 2013, 2012 and 2011, respectively.
Product Liability Litigation
Riata® Litigation: In April 2013, a lawsuit seeking a class action was filed against the Company in the U.S. District Court for the Western District of Washington by plaintiffs alleging they suffered injuries caused by Riata® and Riata® ST Silicone Defibrillation Leads. This matter has been resolved and the case has been dismissed.

As of February 21, 2014, the Company is aware of 44 lawsuits from plaintiffs alleging injuries caused by, and asserting product liability claims concerning, Riata® and Riata® ST Silicone Defibrillation Leads. Most of the lawsuits have been brought by single plaintiffs, but some of them name multiple individuals as plaintiffs. Five separate multi-plaintiff lawsuits have been initiated against the Company that involve more than one unrelated plaintiff: a multi-plaintiff lawsuit joining 29 unrelated claimants was filed in the Superior Court of California for the city and county of Los Angeles on April 4, 2013; a multi-plaintiff lawsuit joining two unrelated claimants was filed in the Superior Court of California for the city and county of Los Angeles on April 4, 2013; a multi-plaintiff lawsuit joining two claimants was filed in the United States District Court for the Central District of California on April 4, 2013; a multi-plaintiff lawsuit joining three unrelated claimants was filed in the Superior Court of California for the city and county of Los Angeles on April 29, 2013; and a multi-plaintiff lawsuit joining 21 unrelated claimants was filed in the Superior Court of California for the city and county of Los Angeles on July 15, 2013. Of the 44 lawsuits, 18 cases are pending in federal courts, including three in the U.S. District Court for the District of Minnesota, nine in the U.S. District Court for the Central District of California, one in the U.S. District Court for the District of South Carolina, one in the U.S. District Court for the Northern District of New York, one in the U.S. District Court for the Western District of New York, one in the U.S. District Court for the Middle District of Florida, one in the U.S. District Court for the Western District of Kentucky and one in the U.S. District Court for the Southern District of West Virginia. The remaining 26 lawsuits are pending in state courts across the country, including seven in Minnesota, sixteen in California, one in Indiana, one in Georgia and one in Kentucky.

In November 2013, an amended claim was filed in a Canadian proposed class proceeding alleging that Riata® leads were prone to insulation abrasion and breach, failure to warn and conspiracy. The plaintiffs took no action between their 2008 filing and the amended claim they filed in November 2013. The Company has filed its statement of intent to defend in response to the amended claims, and the plaintiffs have not taken any further action.

Although some of the claimants in the aforementioned suits allege no specific injuries, the majority of the claimants allege bodily injuries as a result of surgical revision or removal and replacement of Riata® leads, or other complications, which they attribute to the leads. The majority of the claimants who seek recovery for implantation and/or surgical removal of Riata® leads are seeking compensatory damages in unspecified amounts, and declaratory judgments that the Company is liable to the claimants for any past, present and future evaluative monitoring, and corrective medical, surgical and incidental expenses and losses. Several claimants also seek punitive damages. The Company is responsible for legal costs incurred in defense of the Riata product liability claims including any potential settlements, judgments and other legal defense costs.
Silzone® Litigation and Insurance Receivables: The Company has been sued in various jurisdictions beginning in March 2000 by some patients who received a heart valve product with Silzone® coating, which the Company stopped selling in January 2000. The Company's outstanding Silzone cases consist of one class action in Ontario and one individual case in Ontario. In June 2012, the Ontario Court ruled in the Company's favor on all nine common class issues in a class action involving Silzone patients, and the case was dismissed. In September 2012, counsel for the class filed an appeal with the Court of Appeal for the Province of Ontario. The oral argument concerning the appeal was expected to be heard in November 2013, but that hearing date was adjourned and no new hearing date has been scheduled. The individual case in Ontario requests damages in excess of $1 million (claiming unspecified special damages, health care costs and interest). Based on the Company’s historical experience, the amount ultimately paid, if any, often does not bear any relationship to the amount claimed. To the extent that the Company’s future Silzone costs (inclusive of settlements, judgments, legal fees and other related defense costs) exceed its remaining historical insurance coverage of approximately $10 million, the Company would be responsible for such costs.
The Company intends to vigorously defend against the claims that have been asserted. The Company has not recorded an expense related to any potential damages in connection with these product liability litigation matters because any potential loss is not probable or reasonably estimable. Other than disclosed above, the Company cannot reasonably estimate a loss or range of loss, if any, that may result from these litigation matters.
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
After Volcano acquired Axsun in December 2008, LightLab Imaging sued Axsun and Volcano in Massachusetts, asserting a number of claims arising out of Volcano's acquisition of Axsun. In January 2011, the Court ruled that Axsun's and Volcano's conduct constituted knowing and willful violations of a statute which prohibits unfair or deceptive acts or practices or acts of unfair competition, entitling LightLab Imaging to double damages, and furthermore, that LightLab Imaging was entitled to recover attorneys' fees. In February 2011, Volcano and Axsun were ordered to pay the Company for reimbursement of attorneys' fees and double damages, which Volcano paid to the Company in July 2011. The Court also issued certain injunctions and declaratory relief against Volcano. The Company has also appealed certain rulings relating to the trial court's exclusion of certain expert testimony and its refusal to enter permanent injunctions. In January 2013, the Supreme Judicial Court for Massachusetts granted the Company's request to bypass the intermediary appellate court and accepted the matter for its direct review. Oral argument occurred on December 2, 2013, and a decision is expected in 2014.
In May 2011, LightLab Imaging initiated a lawsuit against Volcano and Axsun in the Delaware state court. The suit seeks to enforce LightLab Imaging's exclusive contract with Axsun, and also alleges claims to prevent Volcano from interfering with that contract and to bar Axsun and Volcano from using LightLab Imaging confidential information and trade secrets, and to prevent Volcano and Axsun from violating a Massachusetts statute prohibiting unfair methods of competition and unfair or deceptive acts or practices relating to LightLab Imaging's tunable laser technology. In May 2012, the Court granted Volcano's motion to stay the proceedings until Volcano provides notice of its intent to begin clinical trials or engage in other public activities with an OCT imaging system that uses a type of light source that is in dispute in the lawsuit. Volcano is under an order to provide such a notice at least 45 days before beginning such trials or engaging in such activities. In April 2013, the Court denied a motion by the Company to lift the stay. On November 4, 2013 Volcano announced that it was discontinuing its OCT development program effective September 30, 2013. Accordingly, Volcano has filed a motion to dismiss without prejudice in the Delaware state court litigation. The Court has not ruled on Volcano’s motion.

Volcano Corporation & St. Jude Medical Patent Litigation: In July 2010, the Company filed a lawsuit in federal district court in Delaware against Volcano for patent infringement. In the suit, the Company asserted certain patents against Volcano and seeks injunctive relief and monetary damages. The infringed patents are part of the St. Jude Medical PressureWire® technology platform, which was acquired as part of St. Jude Medical's purchase of Radi Medical Systems in December 2008. On October 19, 2012 a jury ruled in favor of Volcano finding that certain Volcano patents did not infringe the Company's patents and that certain St. Jude Medical patents were invalid. The Company filed a motion for judgment as a matter of law which the Court denied. The Company intends to appeal to the federal circuit court and raise challenges to various issues related to the trial that resulted in the October 19, 2012 jury decision. Volcano also filed counterclaims against the Company in this case, alleging certain St. Jude Medical patent claims are unenforceable and that certain St. Jude Medical products infringe certain Volcano patents. On October 25, 2012, a jury ruled that the Company did not infringe certain Volcano patents and the Court entered judgment on both October jury verdicts in January 2013. The parties are moving forward with other post-trial proceedings.

On April 16, 2013, Volcano filed a lawsuit in federal district court in Delaware against the Company alleging that the Company is infringing two U.S. patents owned by Volcano which were issued that same day. The allegations relate to the Company's PressureWire® technology (Fractional Flow Reserve) FFR Platforms, including ILUMIENTM PCI Optimization System and QuantienTM Integrated FFR platforms. In its complaint, Volcano sought both injunctive relief and monetary damages. On January 29, 2014, the Court issued a claims construction ruling favorable to the Company. Based on that ruling, the parties filed a stipulation with the Court on February 14, 2014, agreeing that the Company's products do not infringe the two patents Volcano has asserted.

The Company has not recorded an expense related to any potential damages in connection with these litigation matter because any potential loss is not probable or reasonably estimable. Other than disclosed above, the Company cannot reasonably estimate a loss or range of loss, if any, that may result from these litigation matters.
Securities and Other Shareholder Litigation
March 2010 Securities Class Action Litigation: In March 2010, a securities lawsuit seeking class action status was filed in federal district court in Minnesota against the Company and certain officers (collectively, the defendants) on behalf of purchasers of St. Jude Medical common stock between April 22, 2009 and October 6, 2009. The lawsuit relates to the Company's earnings announcements for the first, second and third quarters of 2009, as well as a preliminary earnings release dated October 6, 2009. The complaint, which seeks unspecified damages and other relief as well as attorneys' fees, alleges that the defendants failed to disclose that it was experiencing a slowdown in demand for its products and was not receiving anticipated orders for cardiac rhythm management devices. Class members allege that the defendant's failure to disclose the above information resulted in the class purchasing St. Jude Medical stock at an artificially inflated price. In December 2011, the Court issued a decision denying a motion to dismiss filed by the defendants in October 2010. In October 2012, the Court granted plaintiffs' motion to certify the case as a class action and the discovery phase of the case closed in September 2013. On October 15, 2013, the defendants filed a motion for summary judgment. A hearing concerning that motion took place with the Court in January 2014 and a ruling is expected later in 2014. Subject to the outcome of this hearing, the trial of this class action matter is presently scheduled for October 2014. The defendants intend to continue to vigorously defend against the claims asserted in this lawsuit.

December 2012 Securities Class Action Litigation: On December 7, 2012, a securities class action lawsuit was filed in federal district court in Minnesota against the Company and an officer (collectively, the defendants) for alleged violations of the federal securities laws, on behalf of all purchasers of the publicly traded securities of the defendants between October 17, 2012 and November 20, 2012. The complaint, which seeks unspecified damages and other relief as well as attorneys' fees, challenges the Company’s disclosures concerning its high voltage cardiac rhythm lead products during the purported class period. On December 10, 2012, a second securities class action lawsuit was filed in federal district court in Minnesota against the Company and certain officers for alleged violations of the federal securities laws, on behalf of all purchasers of the publicly traded securities of the Company between October 19, 2011 and November 20, 2012. The second complaint pursues similar claims and seeks unspecified damages and other relief as well as attorneys’ fees. In March 2013, the Court consolidated the two cases and appointed a lead counsel and lead plaintiff. In September 2013, the defendants filed a motion to dismiss the consolidated and amended complaint. Oral argument concerning this motion to dismiss occurred in January 2014, and a ruling is expected later in 2014. The Company intends to vigorously defend against the claims asserted in this matter.

December 2012 Derivative Litigation: In December 2012, a shareholder derivative action was initiated in Minnesota state court in Ramsey County, on behalf of the Company, against members of St. Jude Medical’s Board of Directors as well as certain officers of the Company (collectively, the defendants). The plaintiffs in this action allege breach of fiduciary duty, waste of corporate assets and unjust enrichment. The claims center around and involve the Company’s high voltage cardiac rhythm lead products and related activities and events. No damages are sought against the Company. The defendants intend to vigorously defend against the claims asserted in this matter. In March 2013, the defendants filed a motion to dismiss the plaintiffs' complaint. The matter was transferred to a new judge effective July 31, 2013 and at a scheduling conference in February 2014 the judge scheduled an oral hearing on the motion to dismiss for April 2014.

The Company has not recorded an expense related to any potential damages in connection with these securities and other shareholder litigation matters because any potential loss is not probable or reasonably estimable. The Company cannot reasonably estimate a loss or range of loss, if any, that may result from these matters.
Governmental Investigations
In March 2010, the Company received a Civil Investigative Demand (CID) from the Civil Division of the Department of Justice (DOJ). The CID requests documents and sets forth interrogatories related to communications by and within the Company on various indications for tachycardia implantable cardioverter defibrillator systems (ICDs) and a National Coverage Decision issued by Centers for Medicare and Medicaid Services. Similar requests were made of the Company's major competitors. The Company provided its response to the DOJ in June 2010.
On September 20, 2012, the Office of Inspector General for the Department of Health and Human Services (OIG) issued a subpoena requiring the Company to produce certain documents related to payments made by the Company to healthcare professionals practicing in California, Florida, and Arizona, as well as policies and procedures related to payments made by the Company to non-employee healthcare professionals. The Company has provided its response to the OIG.
The Company is cooperating with the two open investigations and is responding to these requests. However, the Company cannot predict when these investigations will be resolved, the outcome of these investigations or their impact on the Company. The Company has not recorded an expense related to any potential damages in connection with these governmental matters because any potential loss is not probable or reasonably estimable. The Company cannot reasonably estimate a loss or range of loss, if any, that may result from these matters.

Regulatory Matters
In late September 2012, the FDA commenced an inspection of the Company's Sylmar, California facility, and, following such inspection, issued eleven observations on a Form 483, which the Company disclosed on a Form 8-K filed on October 24, 2012 along with an exhibit containing a redacted version of the Form 483. The FDA subsequently released its own redacted version of the 483 Letter on November 20, 2012. The redacted version of the Form 483 that was released by the FDA on November 20, 2012 and included in its website at that time is attached as Exhibit 99.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 29, 2013. In early November 2012, the Company provided written responses to the FDA on the Form 483 detailing proposed corrective actions and immediately initiated efforts to address the FDA's inspectional observations. The Company subsequently received a warning letter dated January 10, 2013 from the FDA relating to these inspectional observations with respect to its Sylmar, California facility. The warning letter does not identify any specific concerns regarding the performance of, or indicate the need for any field or other action regarding, any particular St. Jude Medical product. In July 2013, the FDA inspected the Company's Sylmar, California facility for progress made remediating the warning letter and Form 483 observations. No additional observations on Form 483 were issued following the July inspection. The Sylmar, California facility will continue to manufacture cardiac rhythm management devices while the Company works with the FDA to address its concerns.

The FDA inspected the Company's Plano, Texas manufacturing facility at various times between March 5 and April 6, 2009. On April 6, 2009, the FDA issued a Form 483 identifying certain inspectional observations with current Good Manufacturing Practice (cGMP). Following the receipt of the Form 483, the Company provided written responses to the FDA detailing proposed corrective actions and immediately initiated efforts to address the FDA's inspectional observations. The Company subsequently received a warning letter dated June 26, 2009 from the FDA relating to these inspectional observations with respect to its legacy Neuromodulation division's Plano, Texas and Hackettstown, New Jersey facilities.
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

NOTE 6 – SHAREHOLDERS' EQUITY

Share Repurchases: On December 9, 2013, the Company's Board of Directors authorized a share repurchase program of up to $700 million of its outstanding common stock. The Company began repurchasing shares on December 11, 2013 and completed the repurchases under the program on January 17, 2014, repurchasing 11.1 million shares for $700 million at an average repurchase price of $63.07 per share. From December 11, 2013 through December 28, 2013, the Company repurchased 4.4 million shares for $266 million at an average repurchase price of $60.18 per share.

On November 29, 2012, the Company's Board of Directors authorized a share repurchase program of up to $1.0 billion of its outstanding common stock. The Company began repurchasing shares on December 5, 2012 and completed the repurchases under the program on February 1, 2013, repurchasing 26.8 million shares for $1.0 billion at an average repurchase price of $37.27 per share. From December 5, 2012 through December 29, 2012, the Company repurchased 12.9 million shares for $458 million at an average repurchase price of $35.60 per share. From December 30, 2012 through February 1, 2013, the Company repurchased 13.9 million shares for $542 million at an average repurchase price of $38.83 per share.

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

On October 15, 2010, the Company's Board of Directors authorized a share repurchase program of up to $600 million of the Company's outstanding common stock. On October 21, 2010, the Company's Board of Directors authorized an additional $300 million of share repurchases as part of this share repurchase program. The Company began repurchasing shares on November 18, 2010 and completed the repurchases under the programs on January 20, 2011, repurchasing a total of 22.0 million shares for $900 million at an average repurchase price of $40.87 per share. From January 2, 2011 through January 20, 2011, the Company repurchased 6.6 million shares for $275 million at an average repurchase price of $41.44 per share.

Dividends: During 2013, the Company's Board of Directors authorized four quarterly cash dividend payments of $0.25 per share paid on April 30, 2013, July 31, 2013, October 31, 2013 and January 31, 2014. During 2012, the Company's Board of Directors authorized four quarterly cash dividend payments of $0.23 per share paid on April 30, 2012, July 31, 2012, October 31, 2012 and January 31, 2013. During 2011, the Company's Board of Directors authorized four quarterly cash dividend payments of $0.21 per share paid on April 29, 2011, July 29, 2011, October 31, 2011 and January 31, 2012.

On February 22, 2014, the Company's Board of Directors authorized a cash dividend of $0.27 per share payable on April 30, 2014 to shareholders of record as of March 31, 2014.

NOTE 7 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The table below presents the changes in each component of accumulated other comprehensive income, including other comprehensive income and the reclassifications out of accumulated other comprehensive income into net earnings for fiscal years 2013, 2012 and 2011 (in millions):

	Unrealized	Unrealized	Foreign	Accumulated
	Gain (Loss) On	Gain (Loss) On	Currency	Other
	Available-for-sale	Derivative	Translation	Comprehensive
	Securities	Instruments	Adjustment	Income
Accumulated other comprehensive income (loss), net of tax, at January 1, 2011	$15	$—	$69	$84
Other comprehensive income (loss) before reclassifications	3	—	(71)	(68)
Amounts reclassified to net earnings from accumulated other comprehensive income	—	—	—	—
Other comprehensive income (loss)	3	—	(71)	(68)
Accumulated other comprehensive income (loss), net of tax, at December 31, 2011	18	—	(2)	16
Other comprehensive income (loss) before reclassifications	10	—	28	38
Amounts reclassified to net earnings from accumulated other comprehensive income	(8)	—	—	(8)
Other comprehensive income (loss)	2	—	28	30
Accumulated other comprehensive income (loss), net of tax, at December 29, 2012	20	—	26	46
Other comprehensive income (loss) before reclassifications	5	3	—	8
Amounts reclassified to net earnings from accumulated other comprehensive income	(8)	—	—	(8)
Other comprehensive income (loss)	(3)	3	—	—
Accumulated other comprehensive income (loss), net of tax, at December 28, 2013	$17	$3	$26	$46

The table below provides details about reclassifications out of accumulated other comprehensive income and the line items impacted in the Company's Consolidated Statements of Earnings for fiscal years 2013, 2012 and 2011 (in millions):

	Amounts reclassified from accumulated other comprehensive income
	2013	2012	2011	Statements of Earnings Classification
Unrealized gain on available-for-sale securities:
Gain on sale of available-for-sale securities	$13	$14	$—	Other expense, net
	(5)	(6)	—	Income tax expense
	8	8	—	Net earnings before noncontrolling interest
	$8	$8	$—	Net earnings attributable to St. Jude Medical, Inc.

NOTE 8 - STOCK-BASED COMPENSATION

Stock Compensation Plans
The Company's stock compensation plans provide for the issuance of stock-based awards, such as stock options, restricted stock units and restricted stock awards, to directors, officers, employees and consultants. Since 2000, all stock option awards granted under these plans have an exercise price equal to the closing stock price on the date of grant, an eight-year contractual life and generally, vest annually over a four-year vesting term. Restricted stock units and restricted stock awards under these plans also generally vest annually over a four-year period. Restricted stock awards are considered issued and outstanding at the grant date and have the same dividend and voting rights as other common stock. Directors can elect to receive half of their entire annual retainer in the form of a restricted stock award with a six-month vesting term. Restricted stock units are not issued and outstanding at the grant date; instead, upon vesting the recipient receives one share of the Company's common stock for each vested restricted stock unit. At December 28, 2013, the Company had 15.7 million shares of common stock available for stock option grants under its stock compensation plans. The Company has the ability to grant a portion of the available shares in the form of restricted stock awards or units. Specifically, in lieu of granting up to 13.9 million stock options under these plans, the Company may grant up to 6.2 million restricted stock awards or units (for certain grants of restricted stock units or awards, the number of shares available are reduced by 2.25 shares). Additionally, in lieu of granting up to 0.1 million stock options under these plans, the Company may grant up to 0.1 million restricted stock awards (for certain grants of restricted stock awards, the number of shares available are reduced by one share). The remaining 1.7 million shares of common stock are available only for stock option grants. At December 28, 2013, there was $149 million of total unrecognized stock-based compensation expense, adjusted for estimated forfeitures, which is expected to be recognized over a weighted average period of approximately 2.9 years and will be adjusted for any future changes in estimated forfeitures.
The Company also has an Employee Stock Purchase Plan (ESPP) that allows participating employees to purchase newly issued shares of the Company's common stock at a discount through payroll deductions. The ESPP consists of a 12-month offering period whereby employees can purchase shares at 85% of the market value at either the beginning of the offering period or the end of the offering period, whichever price is lower. Employees purchased 0.9 million shares each year in fiscal years 2013, 2012 and 2011. At December 28, 2013, 5.8 million shares of common stock were available for future purchases under the ESPP.
The Company's total stock compensation expense for fiscal years 2013, 2012 and 2011 by income statement line item was as follows (in millions):

	2013	2012	2011
Selling, general and administrative expense	$45	$49	$55
Research and development expense	15	15	15
Cost of sales	5	5	6
Total stock compensation expense	$65	$69	$76

Valuation Assumptions

The Company uses the Black-Scholes standard option pricing model (Black-Scholes model) to determine the fair value of stock options and ESPP purchase rights. The determination of the fair value of the awards on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions of other variables, including projected employee stock option exercise behaviors, risk-free interest rate, expected volatility of the Company's stock price in future periods and expected dividend yield. The fair value of both restricted stock and restricted stock units is based on the Company's closing stock price on the date of grant. The weighted average fair value of restricted stock awards granted during fiscal years 2013, 2012 and 2011 was $42.26, $37.63 and $49.77, respectively. The weighted average fair value of the restricted stock units granted during fiscal years 2013, 2012 and 2011 was $59.04, $35.39 and $35.14, respectively. The weighted average fair value of ESPP purchase rights granted to employees during fiscal years 2013, 2012 and 2011 was $13.06, $9.39 and $10.86, respectively.

The following table provides the weighted average fair value of stock options granted to employees during fiscal years 2013, 2012 and 2011 and the related weighted average assumptions used in the Black-Scholes model:

	2013	2012	2011
Fair value of options granted	$13.83	$7.71	$9.17
Assumptions:
Expected life (years)	5.4	5.4	5.5
Risk-free interest rate	1.6%	0.7%	0.9%
Volatility	28.6%	31.2%	33.9%
Dividend yield	1.8%	2.5%	2.0%

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

Stock Compensation Activity

The following table summarizes stock option activity under all stock compensation plans during the fiscal year ended December 28, 2013:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	(in millions)	Price	Term (in years)	(in millions)
Outstanding at December 29, 2012	28.2	$38.05
Granted	2.7	59.16
Exercised	(10.6)	39.83
Canceled	(1.4)	40.05
Outstanding at December 28, 2013	18.9	$39.94	5.3	$422
Vested and expected to vest	18.2	$39.70	5.2	$409
Exercisable at December 28, 2013	10.6	$37.07	4.1	$267

The aggregate intrinsic value of options outstanding and options exercisable is based on the Company's closing stock price on the last trading day of the fiscal year for in-the-money options. The aggregate intrinsic value represents the cumulative difference between the fair market value of the underlying common stock and the option exercise prices. The total intrinsic value of options exercised during fiscal years 2013, 2012 and 2011 was $125 million, $14 million and $96 million, respectively.

The following table summarizes activity for restricted stock awards and restricted stock units under all stock compensation plans during the fiscal year ended December 28, 2013:

		Weighted Average
	Restricted Stock	Grant Date
	(in millions)	Fair Value
Unvested balance at December 29, 2012	1.6	$36.61
Granted	0.7	58.32
Vested	(0.5)	37.45
Canceled	(0.2)	36.96
Unvested balance at December 28, 2013	1.6	$45.98
The total aggregate grant date fair value of restricted stock awards and restricted stock units vested during fiscal years 2013, 2012 and 2011 was $18 million, $11 million and $7 million, respectively.

NOTE 9 – PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D) AND SPECIAL CHARGES
IPR&D Charges
During 2011, the Company recorded IPR&D charges of $4 million in connection with the purchase of cardiac rhythm management-related intellectual property. As the related technological feasibility had not yet been reached and such technology had no future alternative use, the intellectual property asset purchase was expensed as IPR&D.
Special Charges
The Company recognizes certain transactions and events as special charges in its consolidated financial statements. These charges (such as restructuring charges, impairment charges and certain settlement or litigation charges) result from facts and circumstances that vary in frequency and impact on the Company's results of operations. In order to enhance segment comparability and reflect management's focus on the ongoing operations of the Company, special charges are not reflected in the individual reportable segments' operating results.
2012 Business Realignment Plan
During 2012, the Company incurred charges of $185 million resulting from the realignment of its product divisions into two new operating divisions: Implantable Electronic Systems Division (combining its legacy Cardiac Rhythm Management and Neuromodulation product divisions) and the Cardiovascular and Ablation Technologies Division (combining its legacy Cardiovascular and Atrial Fibrillation product divisions). In addition, the Company centralized certain support functions, including information technology, human resources, legal, business development and certain marketing functions. The organizational changes are part of a comprehensive plan to accelerate the Company's growth, reduce costs and leverage economies of scale. In connection with the realignment, the Company recognized $109 million of severance costs and other termination benefits after management determined that such severance and benefit costs were probable and estimable, in accordance with ASC Topic 712, Nonretirement Postemployment Benefits (ASC Topic 712). The 2012 business realignment plan reduced the Company's workforce by approximately 5%. The Company also recognized $17 million of inventory write-offs associated with discontinued CATD product lines and $41 million of incremental depreciation charges and fixed asset write-offs, primarily associated with information technology assets no longer expected to be utilized or with a limited remaining useful life. Additionally, the Company recognized $18 million of other restructuring costs which included $7 million of contract termination costs and $11 million of other costs.
During 2013, the Company incurred additional charges totaling $220 million related to the realignment plan initiated during 2012. The Company also recognized severance costs and other termination benefits of $75 million after management determined that such severance and benefit costs were probable and estimable, in accordance with ASC Topic 712. Additionally, we recorded $30 million of inventory write-offs primarily associated with discontinued CATD product lines, $13 million of fixed asset write-offs primarily related to information technology assets no longer expected to be utilized and $102 million of other restructuring costs. Of the $102 million in other restructuring costs, $64 million was associated with distributor and other contract termination costs and office consolidation costs, including a $23 million charge related to the termination of a research agreement, and $38 million was associated with other costs, all as part of the Company's continued integration efforts.

A summary of the activity related to the 2012 business realignment plan accrual is as follows (in millions):

	Employee Termination Costs	Inventory Charges	Fixed Asset Charges	Other Restructuring Costs	Total
Balance at December 31, 2011	$—	$—	$—	$—	$—
Cost of sales special charges	5	17	—	2	24
Special charges	104	—	41	16	161
Non-cash charges used	—	(17)	(41)	(3)	(61)
Cash payments	(52)	—	—	(7)	(59)
Foreign exchange rate impact	1	—	—	—	1
Balance at December 29, 2012	58	—	—	8	66
Cost of sales special charges	—	30	—	5	35
Special charges	75	—	13	97	185
Non-cash charges used	—	(30)	(13)	(4)	(47)
Cash payments	(79)	—	—	(73)	(152)
Foreign exchange rate impact	—	—	—	—	—
Balance at December 28, 2013	$54	$—	$—	$33	$87
2011 Restructuring Plan
During 2011, the Company incurred charges totaling $162 million related to restructuring actions to realign certain activities in the Company's legacy cardiac rhythm management business and sales and selling support organizations. The restructuring actions included phasing out cardiac rhythm management manufacturing and R&D operations in Sweden, reductions in the Company's workforce and rationalizing product lines. In connection with the staged phase-out of the manufacturing and R&D operations in Sweden, the Company began recognizing severance costs and other termination benefits for over 650 employees in accordance with ASC Topic 420, Exit or Disposal Cost Obligations whereby certain employee termination costs are recognized over the employees’ remaining future service period. Additionally, during 2011, the Company recognized certain severance costs for 550 employees after management determined that such severance and benefit costs were probable and estimable, in accordance with ASC Topic 712. The total charge for employee termination costs recognized during 2011 was $82 million. Additionally, the Company recognized $20 million of inventory obsolescence charges primarily associated with the rationalization of product lines across its business. The Company also recorded $26 million of impairment and incremental depreciation charges, of which $12 million related to an impairment charge to write-down the Company's manufacturing facility in Sweden to its fair value. Additionally, the Company recognized $34 million of other restructuring charges primarily associated with the cardiac rhythm management restructuring actions ($13 million of pension settlement charges associated with the termination of Sweden's defined benefit pension plan and $4 million of idle facility costs related to transitioning manufacturing operations out of Sweden) as well as $7 million of contract termination costs and $10 million of other costs.

During 2012, the Company incurred additional charges totaling $102 million related to the restructuring actions initiated during 2011. The Company recognized severance costs and other termination benefits of $38 million for an additional 100 employees after management determined that such severance and benefit costs were probable and estimable, in accordance with ASC Topic 712. The Company also recognized $13 million of inventory obsolescence charges primarily related with the rationalization of product lines in its IESD segment. Additionally, the Company recognized $51 million of other restructuring charges which included $37 million of restructuring related charges associated with the Company's legacy cardiac rhythm management business and sales and selling support organizations (of which $13 million primarily related to idle facility costs in Sweden). The remaining charges included $8 million of contract termination costs and $6 million of other costs.
During 2013, the Company recognized additional charges totaling $24 million related to the restructuring actions initiated during 2011. Of the $24 million recorded as special charges, the Company recognized severance costs and other termination benefits of $5 million after management determined that such severance and benefit costs were probable and estimable, in accordance with ASC Topic 712. The Company also recognized $1 million of fixed write-offs and $18 million of other restructuring costs, primarily associated with idle facility costs in Sweden.

A summary of the activity related to the 2011 restructuring plan accrual is as follows (in millions):

	Employee Termination Costs	Inventory Charges	Fixed Asset Charges	Other Restructuring Costs	Total
Balance at January 1, 2011	$—	$—	$—	$—	$—
Cost of sales special charges	9	20	9	9	47
Special charges	73	—	17	25	115
Non-cash charges used	—	(20)	(26)	(1)	(47)
Cash payments	(27)	—	—	(15)	(42)
Foreign exchange rate impact	(1)	—	—	—	(1)
Balance at December 31, 2011	54	—	—	18	72
Cost of sales special charges	11	13	—	20	44
Special charges	27	—	—	31	58
Non-cash charges used	—	(13)	—	(4)	(17)
Cash payments	(68)	—	—	(47)	(115)
Foreign exchange rate impact	1	—	—	(1)	—
Balance at December 29, 2012	25	—	—	17	42
Cost of sales special charges	—	—	—	—	—
Special charges	5	—	1	18	24
Non-cash charges used	—	—	(1)	—	(1)
Cash payments	(21)	—	—	(29)	(50)
Foreign exchange rate impact	—	—	—	—	—
Balance at December 28, 2013	$9	$—	$—	$6	$15
Other Special Charges
Intangible asset impairment charges: During 2013, the Company recognized impairment charges of $29 million to write-down certain CATD indefinite-lived tradename and IPR&D assets to fair value. The impairments were due primarily to the Company's revised expectations, including an increase in the cost and length of time to bring the related products to market through U.S. regulatory approval. During 2012, the Company recognized a $23 million impairment charge for certain developed technology intangible assets, as the Company's updated expectations for the future cash flows of the related neuromodulation product lines decreased, ultimately resulting in the related assets' fair value falling below carrying value. Additionally, the Company discontinued certain CATD product lines and recognized $8 million of impairment charges to fully impair the related developed technology intangible assets. During 2013, 2012 and 2011, the Company also recognized $13 million, $2 million and $52 million, respectively, of impairments primarily associated with customer relationship intangible assets recognized in connection with legacy acquisitions involved in the distribution of the Company's products. Due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, the Company determined that these intangible assets had no future discrete cash flows and were fully impaired.
Settlement charges: During 2013, the Company agreed to settle a dispute on licensed technology associated with certain CATD product lines. In connection with the settlement, which resolved all disputed claims, the Company recognized a $22 million settlement expense. During 2012, the Company agreed to settle a dispute on licensed technology for the Company's Angio-Seal™ vascular closure devices. In connection with this settlement, which resolved all disputed claims and included a fully-paid perpetual license, the Company recognized a $28 million settlement expense which it classified as a special charge and also recognized a $12 million licensed technology intangible asset to be amortized over the technology's remaining patent life. During 2011, the Company recognized a $4 million legal settlement charge after reaching an agreement with the Office of Inspector General of the Department of Health and Human Services to settle a previously disclosed investigation initiated in December 2008 related to allegations that the Company failed to properly apply certain warranty credits.
Litigation charges: During 2013, the Company recognized $28 million of litigation charges for future probable and estimable legal costs related to outstanding matters associated with the Company's IESD field actions. Previously during 2012, the Company also recognized $16 million of litigation charges for future probable and estimable legal costs related to these same IESD field actions.

Field action charges: During 2013, the Company recognized special charges of $10 million, which was recorded to cost of sales, for additional costs related to the voluntary field action initiated in late 2012 associated with certain neuromodulation implantable pulse generator charging systems. During 2012, the Company recognized special charges of $27 million, of which $25 million was charged to cost of sales, for costs primarily related to the neuromodulation 2012 field action.

NOTE 10 – OTHER EXPENSE, NET
The Company’s other expense, net consisted of the following (in millions):

	2013	2012	2011
Interest income	$(5)	$(5)	$(4)
Interest expense	81	73	70
Other	191	27	30
Other expense, net	$267	$95	$96
During 2013, the Company redeemed the full $700 million principal amount of the 2014 Senior Notes and the full $500 million principal amount of the 2019 Senior Notes. In connection with the redemption of these notes, prior to their scheduled maturities, the Company recognized a $161 million debt retirement charge to other expense primarily associated with make-whole redemption payments and the write-off of unamortized debt issuance costs (see Note 4). Additionally, in connection with the initial February 2013 consolidation of CardioMEMS, the Company recognized a $29 million loss associated with a fair value remeasurement adjustment to other expense to adjust the carrying value of its equity investment and fixed price purchase option (see Note 2).
The Company classifies realized gains or losses from the sale of investments to other income or expense. The Company recognized $13 million and $14 million of realized gains during 2013 and 2012, respectively, associated with the sale of available-for-sale securities. No realized gains or losses were recognized during 2011.

NOTE 11 – INCOME TAXES
The Company's earnings before income taxes as generated from its U.S. and international operations are as follows (in millions):

	2013	2012	2011
U.S.	$(17)	$316	$502
International	801	689	517
Earnings before income taxes and noncontrolling interest	$784	$1,005	$1,019

Income tax expense consisted of the following (in millions):

	2013	2012	2011
Current:
U.S. federal	$101	$236	$180
U.S. state and other	7	16	13
International	108	78	65
Total current	216	330	258
Deferred	(124)	(77)	(65)
Income tax expense	$92	$253	$193

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of deferred tax assets and liabilities are as follows (in millions):

	2013	2012
Deferred income tax assets:
Net operating and capital loss carryforwards	$402	$236
Tax credit carryforwards	75	70
Inventories	136	148
Stock-based compensation	47	78
Compensation and benefits	123	113
R&D expenditures, capitalized for tax	112	—
Accrued liabilities and other	130	133
	1,025	778
Less: valuation allowance	(368)	(228)
Deferred income tax assets	657	550
Deferred income tax liabilities:
Unrealized gain on available-for-sale securities	(11)	(12)
Property, plant and equipment	(189)	(204)
Intangible assets	(352)	(307)
Deferred income tax liabilities	(552)	(523)
Net deferred income tax assets (liabilities)	$105	$27

At December 28, 2013, the Company had U.S. federal net operating loss carryforwards, the tax effect of which was $22 million and U.S. tax credit carryforwards, the tax effect of which was $4 million that will expire from 2017 through 2032 if not utilized. The Company also has state tax carryforwards, the tax effect of which was $71 million, that have an unlimited carryforward period. These amounts are subject to annual usage limitations. In addition, the Company had foreign tax net operating loss carryforwards, the tax effect of which was $380 million as of December 28, 2013. These tax attributes have an unlimited carryforward period.
The Company establishes valuation allowances for deferred tax assets when, after consideration of all positive and negative evidence, it is considered more-likely-than-not that a portion of the deferred tax assets will not be realized. The Company's valuation allowances of $368 million and $228 million at December 28, 2013 and December 29, 2012, respectively, reduce the carrying value of deferred tax assets associated with certain net operating loss and tax credit carryforwards.
A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	2013	2012	2011
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state income taxes, net of federal tax benefit	0.6	0.5	1.2
International taxes at lower rates	(13.6)	(12.1)	(11.6)
Tax benefits from domestic manufacturer's deduction	(1.9)	(2.2)	(2.0)
Research and development credits	(4.6)	(1.1)	(2.7)
Puerto Rico excise tax	(3.0)	(1.8)	(1.7)
Tax settlements	(1.9)	4.6	—
Noncontrolling interest	3.6	—	—
Other	(2.5)	2.3	0.8
Effective income tax rate	11.7%	25.2%	19.0%
The Company's effective income tax rate is favorably impacted by tax incentive grants, which result in Puerto Rico and Costa Rica earnings being partially tax exempt through the year 2023.

The Company has not recorded U.S. deferred income taxes on approximately $3.6 billion of its non-U.S. subsidiaries' undistributed earnings because such amounts are intended to be reinvested outside the United States indefinitely. If these earnings were repatriated to the United States, the Company would be required to accrue and pay U.S. federal income taxes and foreign withholding taxes, as adjusted for foreign tax credits. Determination of the amount of any unrecognized deferred income tax liability on these earnings is not practicable.

The Company recognizes all income tax liabilities in accordance with ASC Topic 740, Income Taxes, including liabilities for unrecognized tax benefits that require application of accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. The Company recognizes interest and penalties related to income tax matters in income tax expense. The Company recognized interest and penalties, net of tax benefit, of $2 million, $22 million and $1 million during fiscal years 2013, 2012 and 2011, respectively. The Company's accrued liability for gross interest and penalties was $37 million, $69 million and $35 million at December 28, 2013, December 29, 2012 and December 31, 2011, respectively.
The following table summarizes the activity related to the Company's unrecognized tax benefits (in millions):

	2013	2012	2011
Balance at beginning of year	$314	$205	$163
Increases related to current year tax positions	74	38	33
Increases related to prior year tax positions	33	90	16
Reductions related to prior year tax positions	(16)	(18)	(1)
Reductions related to settlements / payments	(90)	(1)	(2)
Expiration of the statute of limitations for the assessment of taxes	—	—	(4)
Balance at end of year	$315	$314	$205
The Company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all material U.S. federal, state, foreign and local income tax matters for all tax years through 2004. The U.S. Internal Revenue Service (IRS) is currently auditing the Company’s 2008 and 2009 tax returns and an audit report is expected to be issued in 2014. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.
NOTE 12 – RETIREMENT PLANS
Defined Contribution Plans: The Company has a 401(k) profit sharing plan that provides retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching a portion of the employees' contributions at the discretion of the Company's Board of Directors. In addition, the Company has defined contribution programs for employees in certain countries outside the United States. Company contributions under all defined contribution plans totaled $26 million, $26 million and $23 million in 2013, 2012 and 2011, respectively.
The Company also has a non-qualified deferred compensation plan that provides certain officers and employees the ability to defer a portion of their compensation until a later date. The deferred amounts and earnings thereon are payable to participants, or designated beneficiaries, at specified future dates upon retirement, death or termination from the Company. The deferred compensation liability, which is classified as other liabilities, was approximately $282 million and $234 million at December 28, 2013 and December 29, 2012, respectively.
Defined Benefit Plans: The Company has funded and unfunded defined benefit plans for employees in certain countries outside the United States. The Company had an accrued liability totaling $17 million and $16 million at December 28, 2013 and December 29, 2012, respectively, which approximated the actuarial calculated unfunded liability. The amount of funded plan assets and the amount of pension expense was not material. In connection with the legacy cardiac rhythm management restructuring actions (see Note 9), the Company elected to terminate its defined benefit pension plan in Sweden and made a lump sum settlement payment of $31 million during the fourth quarter of 2011 and recognized a pension settlement charge of $13 million.

NOTE 13 – FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS
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
Derivative instruments: The Company’s derivative instruments consist of foreign currency exchange contracts and interest rate swap contracts. The Company classifies these instruments as level 2 as the fair value is determined using inputs other than observable quoted market prices. These inputs include spot and forward foreign currency exchange rates and interest rates that the Company obtains from standard market data providers. The fair value of the Company’s outstanding foreign currency exchange contracts was not material at December 28, 2013 or December 29, 2012.
Contingent Consideration: In connection with certain business combinations or purchases of intellectual property the Company may agree to provide future contingent consideration payments. Payment of the additional consideration is generally contingent on the acquired company reaching certain performance milestones, including attaining specified revenue levels, achieving product development targets or receiving regulatory approvals to market products. Contingent consideration is recognized on the acquisition date at the estimated fair value of the contingent milestone payment(s). The acquisition date fair value is measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of measurement in accordance with accepted valuation methods. The fair value of the contingent consideration is remeasured to its estimated fair value at each reporting period with the change in fair value recognized in selling, general and administrative expense in the Company's Consolidated Statements of Earnings. The Company measures the liability on a recurring basis using Level 3 inputs including projected revenues or cash flows, growth rates, discount rates, probabilities of payment and projected payment dates. Projected revenues are based on the Company's most recent internal operating budgets and long-term strategic plans. Increases or decreases to any of the inputs may result in significantly higher or lower fair value measurements.

A summary of assets and liabilities measured at fair value on a recurring basis at December 28, 2013 and December 29, 2012 is as follows (in millions):

	Balance Sheet Classification	December 28, 2013	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money-market securities	Cash and cash equivalents	$875	$875	$—	$—
Available-for-sale securities	Other current assets	35	35	—	—
Trading securities	Other assets	279	279	—	—
Total assets		1,189	1,189	—	—

Liabilities
Contingent consideration	Other liabilities	195	—	—	195
Total liabilities		$195	$—	$—	$195

	Balance Sheet Classification	December 29, 2012	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money-market securities	Cash and cash equivalents	$964	$964	$—	$—
Available-for-sale securities	Other current assets	41	41	—	—
Trading securities	Other assets	231	231	—	—
Total assets		$1,236	$1,236	$—	$—

The recurring Level 3 fair value measurements of our contingent consideration liability include the following significant unobservable inputs (in millions):

Contingent Consideration Liability	Fair Value as of December 28, 2013	Valuation Technique	Unobservable Input	Range

Endosense regulatory-based milestone	$139	Probability Weighted Discounted Cash Flow	Discount Rate	1.15%	-	1.59%
			Probability of Payment			90%
			Projected Year of Payment			2014

Nanostim regulatory-based milestone	56	Probability Weighted Discounted Cash Flow	Discount Rate			5.00%
			Probability of Payment			100%
			Projected Years of Three Annual Payments	2016, 2017, 2018
Total contingent consideration liability	$195

Additionally, the following table provides a reconciliation of the beginning and ending balances of the Company's contingent consideration liability associated with its Endosense acquisition subsequent to August 19, 2013 and its Nanostim acquisition subsequent to October 11, 2013, as of December 28, 2013 (in millions):

	Endosense	Nanostim	Total
Balance as of December 29, 2012	$—	$—	$—
Purchase price contingent consideration	132	56	188
Change in fair value of contingent consideration	1	—	1
Foreign currency translation	6	—	6
Balance as of December 28, 2013	$139	$56	$195
The Company also had $498 million and $230 million of cash equivalents invested in short-term deposits and interest and non-interest bearing bank accounts at December 28, 2013 and December 29, 2012, respectively.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The fair value measurement standard also applies to certain nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis. A summary of the valuation methodologies used for the respective nonfinancial assets and liabilities measured at fair value on a nonrecurring basis is as follows:
Long-lived assets: The Company reviews the carrying amount of its long-lived assets other than goodwill and indefinite-lived intangible assets for potential impairment whenever events or changes in circumstance include a significant decrease in market price, a significant adverse change in the extent or manner in which an asset is being used or a significant adverse change in the legal or business climate. The Company measures the fair value of its long-lived assets, such as its definite-lived intangible assets and property, plant and equipment using independent appraisals, market models and discounted cash flow models. A discounted cash flow model requires inputs to a present value cash flow calculation including a risk-adjusted discount rate, operating budgets, long-term strategic plans and remaining useful lives of the asset or asset group. If the carrying value of the Company’s long-lived assets (excluding goodwill and indefinite-lived intangible assets) exceeds the related undiscounted future cash flows, the carrying value is written down to the fair value in the period identified.
The Company also reviews the carrying value of its goodwill and indefinite-lived intangible assets at least annually to determine if any adverse conditions exist that would indicate a potential impairment by considering qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and project-based performance toward regulatory approvals. During 2013, the Company performed a qualitative assessment of its indefinite-lived intangible assets by considering many of the above factors and subsequently determined that a quantitative impairment analysis was further necessary for certain CATD indefinite-lived tradename and IPR&D assets. The Company utilized a discounted cash flow model for each individual asset level under scrutiny and recognized an impairment charge of $29 million to write-down the related assets to their estimated fair value of $50 million. The impairments were due primarily to the Company's revised expectations, including an increase in the cost and length of time to bring the related products to market through U.S. regulatory approval. The fair value measurements of these intangible assets are considered Level 3 in the fair value hierarchy due to the use of unobservable inputs used to measure fair value, including the terminal growth rate, royalty rate, discount rate and projected future cash flows.
During 2012, the Company determined that certain neuromodulation purchased technology intangible assets were impaired and recognized a $23 million impairment charge to write-down the intangible assets to their estimated fair value of $3 million. The Company also determined that certain purchased technology intangible assets in the Company's CATD segment were fully impaired as the related product lines were discontinued and recognized an $8 million impairment charge as these intangible assets had no discrete future cash flows. The fair value measurements of both of these intangible assets are considered Level 3 in the fair value hierarchy due to the use of unobservable inputs to measure fair value, including the terminal growth rate, royalty rate, discount rate and projected future cash flows.
During 2011, the Company initiated restructuring actions resulting in the planned future closure of its cardiac rhythm management manufacturing facility in Sweden, resulting in the recognition of a $12 million impairment charge to write-down the facility to its estimated fair value of $13 million. The fair value measurement of the facility is considered Level 2 in the fair value hierarchy due to the use of observable inputs, specifically comparable third party sale prices for similar facilities.
During 2013, 2012 and 2011, the Company recognized $13 million, $2 million and $52 million, respectively, of intangible asset impairments primarily associated with customer relationship intangible assets acquired in connection with legacy acquisitions of businesses involved in the distribution of the Company's products. Due to the changing dynamics of the U.S. healthcare market, specifically as it relates to hospital purchasing practices, the Company determined that these intangible assets had no future discrete cash flows and were fully impaired. Refer to Note 9 for further details of these charges.

Cost method investments: The Company also holds investments in equity securities that are accounted for as cost method investments, which are classified as other assets and measured at fair value on a nonrecurring basis. The carrying value of these investments approximated $69 million and $151 million at December 28, 2013 and December 29, 2012, respectively. The fair value of the Company’s cost method investments is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of these investments. When measured on a nonrecurring basis, the Company’s cost method investments are considered Level 3 in the fair value hierarchy due to the use of unobservable inputs to measure fair value.
Fair Value Measurements of Other Financial Instruments
The aggregate fair value of the Company’s fixed-rate senior notes at December 28, 2013 (measured using quoted prices in active markets) was $2,236 million compared to the aggregate carrying value of $2,304 million (inclusive of the terminated interest rate swap). The fair value of the Company’s variable-rate debt obligations at December 28, 2013 approximated their aggregate $1,276 million carrying value due to the variable interest rate and short-term nature of these instruments.

NOTE 14 – DERIVATIVE FINANCIAL INSTRUMENTS
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
Foreign Currency Forward Contracts
The Company hedges a portion of its foreign currency exchange rate risk through the use of forward exchange contracts. The Company uses forward exchange contracts to manage foreign currency exposures related to intercompany receivables and payables arising from intercompany purchases of manufactured products. These forward contracts are not designated as qualifying hedging relationships under ASC Topic 815. The Company measures its foreign currency exchange contracts at fair value on a recurring basis. The fair value of its outstanding contracts was immaterial as of December 28, 2013 and December 29, 2012. During fiscal years 2013, 2012 and 2011 the net amount of gains (losses) the Company recorded to other expense, net for its forward currency exchange contracts not designated as hedging instruments under ASC Topic 815 were net gains of $15 million and $7 million, and a net loss of $3 million, respectively. These net gains (losses) were almost entirely offset by corresponding net (losses) gains on the foreign currency exposures being managed. The Company does not enter into contracts for trading or speculative purposes. The Company’s policy is to enter into hedging contracts with major financial institutions that have at least an “A” (or equivalent) credit rating.
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
Interest Rate Contracts
During the first quarter of 2013, the Company entered into and settled treasury rate lock agreements in anticipation of issuing the $900 million principal amount of 2023 Senior Notes and the $700 million principal amount of 2043 Senior Notes. Prior to the issuance of the senior notes, the Company was subject to changes in treasury benchmark interest rates, and therefore locked into fixed-rate coupons to hedge against the interest rate fluctuations. The Company designated the treasury rate lock agreements as cash flow hedges under ASC Topic 815. Upon settlement, the $3 million gain was recognized as a component of other comprehensive income, and will be recognized as a reduction to interest expense over the life of the senior notes. The amount of hedge ineffectiveness was immaterial.

NOTE 15 – SEGMENT AND GEOGRAPHIC INFORMATION
Segment Information
In August 2012, the Company announced the realignment of its product divisions into two new business units (or divisions): the Implantable Electronic Systems Division (combining its legacy Cardiac Rhythm Management and Neuromodulation product divisions) and the Cardiovascular and Ablation Technologies Division (combining its legacy Cardiovascular and Atrial Fibrillation product divisions). In addition, the Company centralized certain support functions, including information technology, human resources, legal, business development and certain marketing functions. The organizational changes were part of a comprehensive plan to accelerate its growth, reduce costs and leverage economies of scale. The Company began reporting under the new organizational structure as of the beginning of fiscal year 2013. Prior period amounts in the following tables have been recast to conform to the Company's new reportable segment structure.
The Company's principal products in each business unit are as follows: Implantable Electronic Systems Division (IESD) – tachycardia implantable cardioverter defibrillator systems (ICDs), bradycardia pacemaker systems (pacemakers) and neurostimulation products (spinal cord and deep brain stimulation devices); and Cardiovascular and Ablation Technologies Division (CATD) – vascular products (vascular closure products, pressure measurement guidewires, optical coherence tomography (OCT) imaging products, vascular plugs and other vascular accessories), structural heart products (heart valve replacement and repair products and structural heart defect devices) and AF products (EP introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems).
Net sales of the Company’s reportable segments include end-customer revenues from the sale of products they each develop and manufacture or distribute. The costs included in each of the reportable segments’ operating results include the direct costs of the products sold to customers and operating expenses managed by each of the reportable segments. Certain expenses managed by the Company’s selling and corporate functions, including all stock-based compensation expense, impairment charges, certain acquisition-related charges, IPR&D charges, excise tax expense, special charges and centralized support groups' operating expenses are not recorded in the IESD and CATD reportable segments. As a result, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments. Additionally, certain assets are managed by the Company’s selling and corporate functions, principally including trade receivables, inventory, cash and cash equivalents, certain marketable securities and deferred income taxes. For management reporting purposes, the Company does not compile capital expenditures by reportable segment; therefore, this information has not been presented, as it is impracticable to do so.

The following table presents net sales and operating profit by reportable segment (in millions):

	IESD	CATD	Other	Total
Fiscal Year 2013
Net sales	$3,209	$2,292	$—	$5,501
Operating profit	2,138	1,349	(2,436)	1,051
Depreciation and amortization expense	80	89	128	297
Total assets	2,855	3,273	4,120	10,248
Fiscal Year 2012
Net sales	$3,277	$2,226	$—	$5,503
Operating profit	2,274	1,326	(2,500)	1,100
Depreciation and amortization expense	73	91	120	284
Total assets	2,320	2,967	3,984	9,271
Fiscal Year 2011
Net sales	$3,453	$2,159	$—	$5,612
Operating profit	2,240	1,211	(2,336)	1,115
Depreciation and amortization expense	87	84	125	296
Total assets	2,394	3,086	3,638	9,118
Geographic Information

The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company's products are the United States, Europe, Japan and Asia Pacific. The Company attributes net sales to geographic markets based on the location of the customer.

Net sales by significant geographic market based on customer location for the respective fiscal years were as follows (in millions):

Net Sales	2013	2012	2011
United States	$2,596	$2,594	$2,648
International
Europe	1,473	1,432	1,559
Japan	567	665	641
Asia Pacific	490	456	416
Other	375	356	348
	2,905	2,909	2,964
	$5,501	$5,503	$5,612

The amounts for long-lived assets by significant geographic market include net property, plant and equipment by physical location of the asset as follows (in millions):

Long-Lived Assets	December 28, 2013	December 29, 2012	December 31, 2011
United States	$1,045	$1,036	$1,007
International
Europe	73	82	84
Japan	28	32	31
Asia Pacific	75	82	81
Other	189	193	185
	365	389	381
	$1,410	$1,425	$1,388

NOTE 16 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	First		Second		Third		Fourth
(in millions, except per share amounts)	Quarter		Quarter		Quarter		Quarter

Fiscal Year 2013:
Net sales	$1,338		$1,403		$1,338		$1,422
Gross profit	961		1,021		953		992
Net earnings attributable to St. Jude Medical, Inc. (a)	223	(b)	115	(c)	262	(d)	123	(e)
Basic net earnings per share	$0.78		$0.41		$0.91		$0.42
Diluted net earnings per share	$0.78		$0.40		$0.90		$0.42
Cash dividends declared per share	$0.25		$0.25		$0.25		$0.25

Fiscal Year 2012:
Net sales	$1,395		$1,410		$1,326		$1,372
Gross profit	1,014		1,027		971		953
Net earnings attributable to St. Jude Medical, Inc. (f)	212	(g)	244		176	(h)	120	(i)
Basic net earnings per share	$0.67		$0.78		$0.56		$0.39
Diluted net earnings per share	$0.67		$0.78		$0.56		$0.39
Cash dividends declared per share	$0.23		$0.23		$0.23		$0.23

(a)
Restructuring and realignment activities related to previously announced actions as the Company continues to integrate its product divisions and centralize certain support functions resulted in after-tax special charges of $32 million for the first quarter, $34 million for the second quarter, $13 million for the third quarter and $97 million for the fourth quarter of 2013.

(b)
Includes after-tax acquisition-related charges of $29 million to adjust the carrying value of the Company's pre-existing CardioMEMS equity investment and fixed price purchase option to fair value and a $21 million income tax benefit related to extending the 2012 federal research and development tax credit, retroactive to the beginning of our 2012 tax year.

(c)
Includes $101 million of after-tax debt retirement costs primarily associated with the make-whole redemption payments and the write-off of unamortized debt issuance costs, $14 million of after-tax special charges related to a license dispute settlement charge, $8 million related to after-tax special charges associated with intangible asset impairment charges and $3 million of after-tax acquisition-related costs.

(d)	Includes a $15 million income tax benefit related to the settlement of domestic tax audits and $2 million of after-tax charges associated with acquisition-related costs.

(e)
Includes $25 million of after-tax special charges associated with IESD litigation and field action costs, $19 million of after-tax special charges related to intangible asset impairment charges, $15 million of after-tax acquisition-related costs and a $15 million income tax expense charge related to prior year uncertain tax positions in foreign jurisdictions.

(f)
Restructuring and realignment activities resulted in after-tax special charges of $29 million for the first quarter, $27 million for the second quarter, $66 million for the third quarter and $75 million for the fourth quarter of 2012.

(g)	Includes after-tax special charges of $25 million related to a license dispute settlement charge.

(h)	Includes after-tax special charges of $15 million for intangible asset impairment charges.

(i)
Includes after-tax special charges of $27 million related to IESD litigation and field action costs and after-tax special charges of $11 million for intangible asset impairment charges and CATD inventory write-offs associated with discontinued product lines. Additionally, the Company recognized $46 million of additional income tax expense related to a settlement reserve for certain prior year tax positions.

Five-Year Summary Financial Data
(in millions, except per share amounts)

	2013		2012		2011	2010	2009
Summary of Operations for the Fiscal Year:
Net sales	$5,501		$5,503		$5,612	$5,164	$4,681
Gross profit	3,927		3,965		4,079	3,754	3,428
Percent of net sales	71.4%		72.1%		72.7%	72.7%	73.2%
Operating profit	1,051		1,100		1,115	1,276	1,113
Percent of net sales	19.1%		20.0%		19.9%	24.7%	23.8%
Net earnings attributable to St. Jude Medical, Inc.	$723		$752		$826	$907	$777
Percent of net sales	13.1%		13.7%		14.7%	17.6%	16.6%
Diluted net earnings per share attributable to St. Jude Medical, Inc.	$2.49	(a)	$2.39	(b)	$2.52	$2.75	$2.26
Cash dividends declared per share (c)	$1.00		$0.92		$0.84	$—	$—
Financial Position at Year End:
Cash and cash equivalents	$1,373		$1,194		$986	$500	$393
Working capital (d)	2,530		1,776		2,323	1,895	1,493
Total assets	10,248		9,271		9,118	8,566	6,426
Total debt (e)	3,580		3,080		2,796	2,512	1,922
Shareholders’ equity	$4,404		$4,094		$4,475	$4,372	$3,325
Other Data:
Diluted weighted average shares outstanding	290.6		314.8		327.1	330.5	344.4

(a)
2013 diluted net earnings per share include after-tax special charges of $242 million related to the Company's realignment of its product divisions into two new operating divisions: the Cardiovascular and Ablation Technologies Division (CATD) (combining the legacy Cardiovascular and Atrial Fibrillation divisions) and the Implantable Electronic Systems Division (IESD) (combining the legacy Cardiac Rhythm Management and Neuromodulation divisions), including the centralization of certain support functions as well as ongoing restructuring actions in the Company's legacy cardiac rhythm management business and sales and selling support organizations ($176 million), intangible asset impairment charges ($27 million), IESD litigation and field action costs ($25 million) and a license dispute settlement charge ($14 million). The Company also recognized other after-tax charges of $150 million related to debt retirement costs primarily associated with make-whole redemption payments and the write-off of unamortized debt issuance costs ($101 million) and acquisition-related charges ($49 million). The Company also recognized an income tax benefit related to the 2012 tax year extension of the federal research and development tax credit in the first quarter of 2013 ($21 million). See Notes to the Consolidated Financial Statements in the Financial Report for further detail. The impact of these items on 2013 net earnings was $371 million, or $1.27 per diluted share. Excluding these items, 2013 adjusted net earnings (non-GAAP) was $1,094 million, or $3.76 per diluted share.

(b)
2012 diluted net earnings per share include after-tax special charges of $275 million related to the Company's realignment of its product divisions into two new operating divisions, as discussed previously ($122 million), ongoing restructuring actions in the Company's legacy cardiac rhythm management business and sales and selling support organizations ($75 million), IESD litigation and field action costs ($27 million), a license dispute settlement charge ($25 million) and intangible asset impairment charges and inventory write-offs ($26 million). Additionally, the Company recognized $46 million of additional income tax expense related to a settlement reserve for certain prior year tax positions. See Notes to the Consolidated Financial Statements in the Financial Report for further detail. The impact of these items on 2012 net earnings was $321 million, or $1.02 per diluted share. The Company's 2012 adjusted net earnings (non-GAAP) of $1,095 million, or $3.48 per diluted share, excludes the impact of these items and includes the $22 million income tax benefit, or $0.07 per diluted share, for the 2012 tax year benefit associated with the federal research and development tax credit.

(c)	Beginning in fiscal year 2011, the Company began declaring and paying cash dividends. The Company did not declare or pay any cash dividends during 2009 or 2010.

(d)
Total current assets less total current liabilities. Working capital fluctuations can be significant based on the maturity dates of the Company’s debt obligations. The Company's current debt obligations included in current liabilities were $62 million (2013), $530 million (2012), $83 million (2011), $80 million (2010) and $335 million (2009).

(e)	Total debt consists of current debt obligations and long-term debt.

Quarterly Net Sales Summary
(in millions)

	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year
2013 Net sales	$1,338	$1,403	$1,338	$1,422	$5,501
2012 Net sales	$1,395	$1,410	$1,326	$1,372	$5,503
2013 Reported net sales growth	(4)%	—%	1%	4%	—%

2013 Currency impact on net sales	$(17)	$(31)	$(26)	$(27)	$(101)
2013 Currency impact on net sales growth	(1)%	(2)%	(2)%	(2)%	(2)%

2013 Constant currency impact on net sales growth	(3)%	2%	3%	6%	2%

INVESTOR INFORMATION

Stock Transfer Agent
Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or change of address should be directed to the Company’s Transfer Agent at:

Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120
1 800 468 9716
www.shareowneronline.com

Annual Meeting of Shareholders
The annual meeting of shareholders will be held at 8:30 a.m. Central Daylight Time on Thursday, May 1, 2014, at the Minnesota History Center, 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102.

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
Dividend Reinvestment and Stock Purchase Plan (DRIP)
St. Jude Medical, Inc.’s transfer agent, Wells Fargo Shareowner Services, administers the Company’s Shareowner Service Plus PlanSM (the “Plan”). The Plan provides registered shareholders the ability to reinvest their dividends in additional shares of St. Jude Medical (STJ) common stock. Shareholders that own their shares in "street" name are not eligible to participate in this feature of the Plan and should contact their bank or broker to determine if their bank or broker offers any similar plan.
The Plan offers a variety of other flexible services and features, in some cases available to non-STJ shareholders, including direct stock purchase, the ability to sign up for telephone and online transaction privileges and a variety of other features. Please direct inquiries concerning the Plan to Wells Fargo Shareowner Services.

Trademarks
Unless otherwise noted, ™ indicates that the name is a trademark of, or licensed to, St. Jude Medical or one of its subsidiaries. ST. JUDE MEDICAL and the nine-squares symbol are trademarks and services marks of St. Jude Medical, Inc. and its related companies.

© 2014 St. Jude Medical, Inc. All Rights Reserved.

Company Stock Splits
2:1 on 6/15/79, 3/12/80, 9/30/86, 3/15/89, 4/30/90, 6/28/02 and 11/22/04.
3:2 on 11/16/95.

Stock Exchange Listings
New York Stock Exchange
Symbol: STJ

Cash dividends declared were $0.25 per share, $0.23 per share and $0.21 per share each quarter during fiscal years 2013, 2012 and 2011, respectively. Prior to 2011, the Company had not declared or paid any cash dividends since 1994. The range of high and low prices per share for the Company’s common stock for fiscal years 2013 and 2012 is set forth below. As of February 21, 2014, the Company had 1,939 shareholders of record.

	Fiscal Year
	2013		2012
Quarter	High	Low	High	Low
First	$43.23	$35.32	$44.80	$34.23
Second	$47.45	$39.79	$44.10	$34.82
Third	$54.36	$45.38	$43.31	$35.57
Fourth	$63.15	$51.79	$43.76	$30.25

Cumulative Total Shareholder Returns (in dollars)

250.0
225.0
200.0
175.0
150.0
125.0
100.0
Relative Performance
100.0
125.9
119.3
111.6
144.6
129.7
122.7
147.6
138.1
106.6
171.0
162.6
115.2
229.4
225.9
200.7
2008
2009
2010
2011
2012
2013
Year
SJM
S&P 500
S&P 500 Health Care Equipment

The graph compares the cumulative total shareholder returns for St. Jude Medical common stock for the last five fiscal years with the Standard & Poor’s 500 Health Care Equipment Index and the Standard & Poor’s 500 Index weighted by market value at each measurement point. The comparison assumes that $100 was invested on December 31, 2008, in St. Jude Medical common stock and in each of these Standard & Poor’s indexes and assumes the reinvestment of any dividends.